Group Treasury
Lindisfarne Building
Northern Rock House
Newcastle upon Tyne
NE3 4PL
T 0845 600 8401
F 0191 279 4694 / 4929 / 6517 / 2779
DX 60350 Gosforth 2

RECEIVED
2007 JUL 20 P 1:20

ACS/PNH 16 JUL 07

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

07025438

PROCESSED
JUL 25 2007
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen:

RE: Northern Rock plc / SEC File No. 82-35026
Rule 12g3-2(b) Submission April to June 2007

This letter supplements our prior correspondence with respect to Northern Rock plc, a public limited company incorporated and registered in England and Wales under the Companies Act 1985 (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the following documents:

- Director/PDMR Shareholding Announcement dated 16 May, 2007;
- Director/PDMR Shareholding Announcement dated 15 May, 2007;
- Director/PDMR Shareholding Announcement dated 8 May, 2007;
- Director/PDMR Shareholding Announcement dated 2 May, 2007;
- Director/PDMR Shareholding Announcement dated 25 April, 2007;
- Director/PDMR Shareholding Announcement dated 13 April, 2007;
- Holding(s) in Company Announcement dated 27 June, 2007;
- Holding(s) in Company Announcement dated 15 June, 2007;
- Holding(s) in Company Announcement dated 15 May, 2007;
- Holding(s) in Company Announcement dated 15 May, 2007;
- Notice of AGM, Separate General Meeting of the Holders of Ordinary Shares and Ancillary Documents dated 24 April, 2007;
- Pre Close Period Statement dated 27 June 2007;
- Notification of Trading Statement dated 2 April, 2007;
- Annual Information Update dated 3 April, 2007;
- Publication of Final Terms dated 26 June 2007;
- Publication of Final Terms dated 22 June 2007;
- Publication of Final Terms dated 2 May, 2007;
- Publication of Final Terms dated 23 April, 2007;
- Publication of Final Terms dated 20 April, 2007;
- Publication of Euro Medium Term Note Programme Prospectus dated 20 June, 2007;
- Publication of Covered Bond Programme Prospectus dated 22 June 2007;
- Publication of US Medium Term Note Program Prospectus dated 30 May 2007;

- Publication of Final Terms dated 25 June 2007 and Pricing Supplement dated 18 June 2007;
- Tender Offer dated 28 June 2007;
- Annual Accounts including Directors' Remuneration Report as filed with Companies House; and
- Ordinary and Special Resolutions as filed with Companies House.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

A C SWALWELL
Operational Director – Debt Capital Markets

Enc.

NORTHERN ROCK PLC

DOCUMENTATION FILED WITH

COMPANIES HOUSE

2007

APRIL TO JUNE

NORTHERN ROCK PLC

DOCUMENTATION FILED WITH COMPANIES HOUSE
2007
(APRIL TO JUNE)

Documents Filed with Companies House		Date Distributed	Required Distribution Date	Source of Requirement
1.	Form 288a Appointment of Director/Secretary Form 288b Terminating Appointment of Director or Secretary Form 288c Change of Particulars for Director or Secretary		14 days from occurrence	CA85 S.288
2.	Annual Accounts including Directors' Remuneration Report	25 April 2007	7 months from accounting reference date	CA85 S.242
3.	Ordinary and Special Resolutions	24 April 2007	Within 15 days after it was passed or made	CA85 S.380
4.	Form 363s Annual Return		28 Days after return date	CA85 S.363
5.	Form 123 Notice of Increase in Nominal Capital		Within 15 days after passing of resolution	CA85 S.123
6.	Form 88(2) (Revised 2005) Return of Allotment of Shares		Within one month from allotment of shares	CA85 S.88(2)
7.	Form 128(1) Statement of Rights Attached to Allotted Shares		Within one month from allotment of shares	CA85 S.128(1)

Key

"CA" means the Companies Act 1985.

"DR" means the disclosure rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"FSA" means the United Kingdom Financial Services Authority.

"FSMA" means the Financial Services and Markets Act 2000 of the United Kingdom.

"LR" means the listing rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"SEC" means the US Securities and Exchange Commission.

RECEIVED

2007 JUL 20 P 1:21

Northern Rock plc
Annual Report and Accounts 2006

CONTENTS

MISSION STATEMENT

Northern Rock is a specialised lending and savings bank which aims to deliver superior value to customers and shareholders through excellent products, efficiency and growth.

THE VIRTUOUS CIRCLE



Cost control
Enhanced eps growth
Improved returns
Enhanced capital efficiency
Competitive products, product innovation and transparency
High quality asset growth

COMPANY STRATEGY

Northern Rock is a specialised lender providing funds for residential mortgages, secured commercial lending and personal finance. We obtain funds from both on-shore and off-shore personal savings, wholesale money markets, covered bonds and from the securitisation of mortgage assets.

The Northern Rock strategy encompasses efficiency, growth and value for both customers and shareholders. Efficiency is paramount to the Northern Rock business strategy. Cost efficiency is enhanced by low cost, effective distribution and enables competitive pricing. Capital efficiency is achieved by optimising the use of debt and equity capital.

By growing lending and improving the mix of higher margin products, Northern Rock aims to grow earnings and improve returns to shareholders, at the same time as providing innovative and consumer friendly products to our customers.

OUR BRAND IN THE HIGH STREET

Northern Rock's new uniform and model branch concept will be rolling out into our branches over 2007.

CHAIRMAN'S STATEMENT

Dr M W Ridley

I am delighted to announce that 2006 has been another excellent year for Northern Rock. Our strategy of using growth, cost efficiency and credit quality to reward both shareholders and customers continues to run well.

We reached all of our strategic goals and grew both assets and profits to record levels. We increased lending by 23% taking us to the position of fifth largest UK mortgage lender by stock. Our assets increased by almost 24% to pass £100 billion and we recorded underlying profit growth of over 19% - well within our newly upgraded strategic range. I congratulate the executive team on another impressive performance in an intensely competitive market.

Whilst we continue to grow rapidly, we have also continued to invest in the business. Our Head Office in Gosforth continues to expand, several new branches have opened around the country and development of our new office complex at Rainton Bridge, near Sunderland, is underway. Looking wider, our new online savings operation in Denmark was launched in February 2007, with a supporting office in Copenhagen.

ECONOMIC AND MARKET BACKGROUND

Even though the Bank of England Base Rate has been rising, it remains relatively low by historic standards. Long term unemployment remains low and we continue to see stable levels of economic growth. We expect house price inflation to moderate, and we continue to see little prospect of a severe house price correction, given that mortgages remain comparatively affordable.

Our core market is the mortgage market. In 2006, the gross market was larger than originally predicted at about £345 billion. This year, we expect the market to be above this and in 2008, to be a little higher again, reflecting house price growth. Support for the housing market remains strong, with increasing demand for property in the UK from first time buyers, immigrant labour, university leavers and a falling average household size. This is combined with a restricted supply of new housing completions. The remortgage market also remains buoyant as customers seek to refinance at the end of their "teaser" period.

ALIVE AND KICKING

Another year's sponsorship of Newcastle United FC has significantly raised our profile in both the UK and Europe.

CORPORATE SOCIAL RESPONSIBILITY

In this year's report, we have included an expanded Community and Environmental Report covering the progress we have made as a socially responsible company and I would refer you to that for further detail. We are proud of the fact that in rewarding shareholders and customers, we also benefit employees and the communities in which they live.

I am however, pleased to report briefly our continued charitable work. In 2006, Northern Rock was ranked the third most charitable FTSE 100 company, because of its donation of 5% of pre-tax profits to The Northern Rock Foundation. In 2006, this totalled £31.4 million, allowing the Foundation to continue its excellent work in the North-East and Cumbria. Since our flotation in 1997, the Foundation has received a total of £175 million. I am also pleased to note that staff fund-raising, which is doubly matched by the Foundation, exceeded £2 million - another notable landmark.

CORPORATE GOVERNANCE

Group Finance Director Bob Bennett retired from the Board on 31 January 2007, and was replaced by Dave Jones, previously Deputy Finance Director of the Company. Bob Bennett gave many years of distinguished service to Northern Rock. He helped lead a very successful flotation in 1997 and create a clear strategy for the future based on growth, efficiency and credit quality. I thank Bob for his contribution over the years.

Replacing him involved a search of the market for the best external talent, who were compared with the best of our home grown Executives and I am delighted that Dave Jones emerged successfully from this search. In his appointment, we are able to ensure continuity in the development of Northern Rock. Dave joined Northern Rock plc in February 1997 and was appointed Deputy Finance Director in December 2000.

Northern Rock appointed Merrill Lynch to act as joint corporate broker to the Company from January 2007. They will work alongside our existing broker Hoare Govett. We believe that a joint broker arrangement is now appropriate and that the combined strength of Hoare Govett and Merrill Lynch will provide the support we need to continue the successful development of the Company.

We hosted another Corporate Governance day in London in November 2006, presenting our approach and core values to our major shareholders.

TREATING CUSTOMERS FAIRLY

I remarked last year that consumer confidence is of great importance to our business and we remain committed to fair and decent treatment of our customers. Our resolute and unique commitment to offer existing customers the same mortgage deals as new customers, when they wish to remortgage with us, is a prime example. We believe this rewards loyalty and remains in the best interests of both the customer and the business.

Further comment in this area is also included in the Community and Environmental Report.

DIVIDEND

Your Board is recommending a final dividend of 25.3 pence per share, giving a total dividend per share of 36.2 pence - an increase of 20.3%.

CONCLUSION

We have once again grown the Company strongly in 2006. Our strategy does not change; we remain committed to efficiency and cost control as we target growth in high quality assets. We will continue to offer our customers transparent, competitive products and provide good returns to our shareholders. We fund this growth through retail savings, wholesale deposits, covered bonds and securitisation.

I pay tribute to all the employees of Northern Rock who contributed to this success in 2006.

ROCK STARS

We sponsored The All Star Cup celebrity golf tournament over the August Bank Holiday weekend at Celtic Manor, South Wales. It was watched by 4.5 million people on ITV.

CHIEF EXECUTIVE'S REPORT

Adam J Applegarth

IN 2006 NORTHERN ROCK DELIVERED EXCELLENT RESULTS INCLUDING:

- RECORD UNDERLYING PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF £367.0 MILLION - AN INCREASE OF 19.1%
- TOTAL UNDERLYING ASSETS OF £100.5 BILLION - AN INCREASE OF 23.9%
- RECORD GROSS LENDING OF £33.0 BILLION - AN INCREASE OF 22.7% AND A GROSS RESIDENTIAL MARKET SHARE OF 8.3%
- RECORD NET LENDING OF £16.6 BILLION - AN INCREASE OF 14.2% AND A NET MARKET SHARE OF 13.4%
- CREDIT QUALITY REMAINED ROBUST WITH MORTGAGE ARREARS OF 3 MONTHS OR MORE, AT 0.42% - LESS THAN HALF THE INDUSTRY AVERAGE
- COSTS TO ASSET RATIO IMPROVED TO 0.31%
- STATUTORY RETURN ON EQUITY OF 23.5% AND 21.9% ON AN UNDERLYING BASIS
- STATUTORY EARNINGS PER SHARE OF 94.6p - AN INCREASE OF 30.5%. UNDERLYING EPS OF 88.1p - AN INCREASE OF 18.6%
- TOTAL DIVIDEND PER SHARE OF 36.2p - AN INCREASE OF 20.3%
- THE NORTHERN ROCK FOUNDATION - SUPPORTING CHARITABLE CAUSES - TO RECEIVE A TOTAL FOR 2006 OF £31.4 MILLION

OVERVIEW

2006 has been another encouraging year for Northern Rock. In a competitive environment, we have delivered exactly what we said we would. Asset growth is slowing gently to the centre of its strategic range and underlying attributable profit is moving up towards the centre of its range. Both strategic ranges are now the same at 20%+/-5%. We have continued to deliver against our strategic targets and we are pleased to announce results that once again show strong growth, record profit and improved earnings per share.

Cost efficiency remains key to our strategy. Effective cost control drives down unit costs, which allows us to offer an excellent range of innovative, price driven products that enhance our ability to attract and retain high quality customers.

Our core products, mortgages and retail savings, all performed well in 2006, supported by our multi-channel distribution strategy. We do not cross-subsidise and genuinely offer existing customers new deals, which fuels our strong retention stance. Our core products are complemented by the sale of protection products, offered in conjunction with our insurance partners. These products are sold on a needs-driven basis, offering choice and transparency to our customers.

We continued to invest significantly in people, systems and premises, to support increased business volumes. We have continued to expand our e-business links with both intermediaries and direct customers. At the end of 2006, around 90% of all mortgage applications were being submitted online, enhancing customer service and further improving cost efficiency.

BATTING FOR OUR BRAND

Our sponsorship of Durham CCC's star players in the England team has helped raise our international brand status.

In addition to the expansion of our Gosforth headquarters, a new office complex has commenced development near Sunderland, we have opened several new specialist mortgage branches and an office in Copenhagen in support of our new online savings operation in Denmark.

LENDING

2006 was another year of record lending. Total gross lending was £33.0 billion - 23% higher than in 2005 and our second half performance was particularly strong. By restricting redemptions, we were able to grow net lending by 14% to £16.6 billion. This strong momentum in our lending means we entered 2007 with a total pipeline of £6.2 billion - 18% higher than the previous year.

Looking at residential mortgages, our gross lending for the year was 23% higher at £29.0 billion and net lending was 13% higher at £15.1 billion, again with a strong second half performance. We are now the fifth largest UK mortgage lender by stock.

However, we have not sacrificed quality of lending and saw three month plus arrears numbers fall in the second half of the year to 0.42% - less than half the industry average. The proportion of "together" lending, our highest risk product, fell from 35% in the first 6 months of the year, to 26% in the second half of 2006 and the proportion of lending over 90% LTV fell from 30% to 22% in 2006.

Our standalone unsecured personal loan book has also continued to prove resilient. Total balances in the portfolio have increased to £4.2 billion. The level of loans over 3 months in arrears has remained stable since the half year, at 1.09%, an extremely low level of default for unsecured loans.

FUNDING

We continued to develop our broad based and diversified funding platform in 2006. There are four arms - retail funding, wholesale funding, securitisation and covered bonds - and we raised a total of £18.8 billion.

Our retail funding of £2.5 billion represented 14% of flow and we now have retail balances of £22.6 billion - 24% of total funding stock. We have 1.3 million accounts, with a strong franchise spread geographically across the UK, Guernsey and Ireland. In February we expanded our funding operation into Denmark.

New wholesale funding in 2006 reached £2.9 billion reflecting both improved credit ratings and our continued expansion into new geographical territories. We now have established funding programmes in most major international capital and debt markets. Within these markets we have established a strong profile which meant that around 25% of the total was raised in the private placement medium term note market. We see plenty of scope to increase our funding in these markets to support our business growth.

We successfully completed four securitisation issues in 2006 through our Granite programme, totalling £17.8 billion, including our biggest ever single issue of £6.0 billion. The appetite for securitisation, particularly in the US and Europe, remains huge. We now have a total securitisation book of £40.2 billion, representing 43% of total funding stock, and we would expect this to remain at or about that level going forward.

Finally, in 2006 we completed two covered bond issues totalling £2.7 billion. Again demand remains strong, particularly in Europe, and it represents a very attractive form of funding. Our share of this market is small and we are receiving encouraging noises from international investors to launch a covered bond in wider territories in 2007, so again we can see more capacity for the future.

CREDIT QUALITY

The credit quality of our assets remains strong. The arrears performance of our residential lending book reflects this, with only 0.42% of accounts three months or more in arrears - below half the industry average - compared with 0.45% at 30 June 2006.

The reason for this improvement is partially because we have enhanced our debt management operation and partially because we have further improved our credit scoring and front-end risk underwriting processes to eliminate higher risk applications. Our scorecards are highly predictive and are now used extensively in our risk management approach. We have also strengthened our monthly behavioural scoring of existing mortgage borrowers, which gives an early warning of potential default - so we are confident that the current historically low level of default will continue.

The proportion of personal unsecured loan arrears and commercial loan arrears also remain very low, reflecting our consistent policy of attracting only high quality lending in these areas.

BASLE II

We continue to expect to be a beneficiary from Basle II and anticipate moving to full IRB waiver for our mortgage portfolio very soon, subject to sign off by the FSA. It must of course be remembered that there is a three year transitional period over which any capital release will be realised.

The outcome of our Basle project continues to mean for us:

- Lower credit risk weightings
- Upward pressure on our capital ratios compared to Basle I
- Reduced capital appetite for good quality new lending

For the industry, there is unlikely to be significant capital release for average quality mortgages. Nor do we expect to see front-end spreads get pushed down by excess capital being competed away.

OUTLOOK

UK economic fundamentals are set to remain supportive for the mortgage market - our core market. Whilst interest rates have nudged up, they remain historically low and long-term unemployment also continues to trend at low levels, meaning mortgage affordability remains good. Last year's gross market was £345 billion and this year we expect it to be at least £350 billion, with 2008 a little higher, reflecting recent house price growth, which we see rising in line with earnings.

There are very limited alternative forms of tenure and inelastic supply. New housing completions cannot keep pace with the key demand drivers - immigrant workers, first time buyers drifting back into the market, the average size of households falling and home ownership being the preferred tenure option. The professional buy-to-let market also has structural support, from both the immigration of labour and students leaving University with over-hanging debt but still seeking an independent household - they are natural tenants for rental properties.

The remortgage market also remains strong, the trigger event here is the end of a "teaser" rate product. Households typically then reorganise debts and seek the next follow-on teaser product. We perform very well in retaining these customers. The second part of the remortgage market relates to home movers and this is an area we will focus on going forward. Of the volume lenders, only Northern Rock now genuinely offers best deals to all customers and we are well placed to compete in this market.

I am pleased to be able to report another encouraging year of business performance. We are focussed on delivering our strategic targets and continue to build on the foundations we have in place.

LOCAL HEROES

Local rugby luminaries the Newcastle Falcons have appeared on the regional, national and international scenes as ambassadors for the brand.

EXECUTIVE DIRECTORS

Left to right

R F Bennett
Former Group Finance Director

D F Baker
Deputy Chief Executive

K M Currie
Treasury Director

A M Kuipers
Commercial Director

A J Applegarth
Chief Executive

D A Jones
Group Finance Director

C Taylor
Company Secretary

THE BOARD

During 2006, the number of meetings attended by each Director was as follows:

	Board	Audit	Nominations	Remuneration	Risk
Number of meetings held in 2006	**11**	**5**	**3**	**2**	**4**
Non - Executive Directors					
Dr M W Ridley, BA, DPhil - Chairman	11		3		
N A H Fenwick, MA	11	5		2	
Sir Ian Gibson, CBE - Senior Independent Director	10	4	3	2	4
N Pease, BA	10	4		2	
M J Queen, BA, FCA	10	5		2	
R A Radcliffe, CBE, MA, MPhil, FIMC*	5	1		2	3
Sir Derek Wanless, MA, FCIB, MIS	11	5	3	2	4
Sir George Russell, CBE, DEng., BA (Retired 25 April 2006)	4				1
Executive Directors					
A J Applegarth, BA	11				4
D F Baker, BSc, FCIB	10				4
R F Bennett, FCA, ACMA, IPFA	11				3
K M Currie	10				4
A M Kuipers	11				4

*Member of Audit Committee from 28 June - 18 December 2006 during which time one meeting of that Committee was held.

THE BOARD

M W Ridley, Chairman

Matt Ridley (aged 49), was appointed Chairman of the Company on 27 April 2004. He was appointed as a Non-Executive Director of Northern Rock plc in November 1996 having previously joined the Board of Northern Rock Building Society on 1 June 1994. Dr Ridley is an author and businessman who also holds other Non-Executive Directorships which include Northern Investors Company PLC, Northern 2 VCT plc and P A Holdings Limited. He is Chairman of both the Nominations and Chairman's Committees.

A J Applegarth, Chief Executive

Adam Applegarth (aged 44), has worked for Northern Rock since 1983. He became an Executive Director of Northern Rock Building Society in January 1996, was appointed as an Executive Director of Northern Rock plc in October 1996 and subsequently became the Company's Chief Executive in March 2001. Mr Applegarth is a Non-Executive Director and Chairman of the Remuneration Committee of Persimmon plc. He is also governor of the Royal Grammar School, Newcastle upon Tyne. Mr Applegarth is a Member of both the Chairman's and Risk Committees.

D F Baker, Deputy Chief Executive

David Baker (aged 53), was appointed as the Company's Deputy Chief Executive in September 2005. He became an Executive Director of Northern Rock Building Society in January 1996 and was appointed as an Executive Director of Northern Rock plc in October 1996. He is a Fellow of the Chartered Institute of Bankers. In his present role he is responsible for the direction and management of the Company's operations. Mr Baker is Chairman of the North East Enterprise Bond and a Trustee of the University of Newcastle upon Tyne Development Trust. Mr Baker is a Member of both the Chairman's and Risk Committees.

K M Currie, Treasury Director

Keith Currie (aged 50), was appointed to the Board as an Executive Director in January 2005. Mr Currie is responsible for the management of the Company's Group Treasury function including liquidity, wholesale funding, derivative portfolios and the management of the Company's securitisation funding and covered bond programmes. Mr Currie is a Member of both the Chairman's and Risk Committees.

N A H Fenwick, Non-Executive Director

Adam Fenwick (aged 46), was appointed to the Board as a Non-Executive Director in November 2003. He is Group Managing Director of Fenwick Limited and a Non-Executive Director of John Swire and Sons Limited. He is also a Trustee of Newcastle Theatre Royal Trust Limited. Mr Fenwick is a Member of both the Audit and Remuneration Committees.

Sir Ian Gibson, Senior Independent Director

The Senior Independent Director, Sir Ian Gibson (aged 60), was appointed to the Board as a Non-Executive Director in September 2002. He is a Non-Executive Director of both GKN plc and Greggs plc, and Chairman of Trinity Mirror plc. He was also a member of the Court of the Bank of England from 1999 to 2004. Sir Ian is a Member of the Audit, Nominations, Risk, and Remuneration Committees.

D A Jones, Group Finance Director

The Group Finance Director, Dave Jones (aged 48), is a Chartered Accountant. He was appointed to the Board in February 2007. In his present role, he is responsible for Finance, Internal Audit and Compliance, Group and Credit risk management. Mr Jones is also a Trustee of the Northern Rock Pension Scheme. Mr Jones is a Member of both the Chairman's and Risk Committees.

A M Kuipers, Commercial Director

Andy Kuipers (aged 49), was appointed to the Board as an Executive Director in January 2005. He is responsible for the co-ordination and direction of the Company's sales, marketing, products, pricing and retention activities. Mr Kuipers is a Member of both the Chairman's and Risk Committees.

N Pease, Non-Executive Director

Nichola Pease (aged 45), is Chief Executive of J O Hambro Capital Management Limited. She was appointed as a Non-Executive Director of Northern Rock plc in February 1999. Ms Pease is Chairman of the Remuneration Committee and is a Member of the Audit Committee.

M J Queen, Non-Executive Director

Michael Queen (aged 45), is a Director of 3i Group plc where he is responsible for Infrastructure and Growth Capital Investments. He is a Non-Executive Director of Osprey plc. He was appointed to the Board as a Non-Executive Director in January 2005. Mr Queen is a Member of both the Audit and Remuneration Committees.

R A Radcliffe, Non-Executive Director

Rosemary Radcliffe (aged 62), was appointed to the Board as a Non-Executive Director in March 2005. She is currently Non-Executive Chairman of Newcastle International Airport Limited, and a member of the Guernsey Financial Services Commisson. Until July 2001, she was a Partner with PricewaterhouseCoopers, and served as a member of PwC's Global Board. She also acted as the first independent Complaints Commissioner for the UK Financial Services Authority. Miss Radcliffe is currently a Member of the Audit, Remuneration and Risk Committees.

Sir Derek Wanless, Non-Executive Director

Sir Derek Wanless (aged 59), joined the Board as a Non-Executive Director in March 2000. He was previously Group Chief Executive of National Westminster Bank plc from 1992-1999 and is currently Chairman of Northumbrian Water Group plc. Sir Derek is Vice Chairman of the Statistics Commission and is a member of the Board for Actuarial Standards at the Financial Reporting Council. Sir Derek is Chairman of both the Audit and Risk Committees and a Member of the Nominations and Remuneration Committees.

Note

On 25 April 2006 and 31 January 2007, Sir George Russell and Bob Bennett respectively retired from the Board of Directors.

CORPORATE GOVERNANCE

Northern Rock plc (the Company) regards adherence to the principles of good corporate governance to be of the utmost importance. The Board is accountable to the Company's shareholders for corporate governance. The revisions to the Combined Code published in 2006, will apply to the Company for reporting year 2007. The following describes how the Company applies the principles and provisions contained in the Combined Code of Corporate Governance published in July 2003 (the Combined Code). The Listing Rules of the United Kingdom Listing Authority require listed companies to disclose how they comply with the Combined Code and, where they do not do so, to provide a clear explanation of why they do not comply.

For the period 1 January 2006 to 31 December 2006, the Company complied with all aspects of the Combined Code and with the 2005 Turnbull Guidance on Internal Control (Turnbull Guidance).

THE BOARD OF DIRECTORS

The Board of Directors meets regularly throughout the year and retains full and effective control over the Company and its subsidiaries (the Group). It is collectively responsible for the success of the Group and determines its strategy and policies whilst monitoring performance. The Board met eleven times during 2006 and, after the retirement of Sir George Russell on 25 April 2006, comprised the Chairman, the Senior Independent Director, five other Non-Executive Directors, the Chief Executive and four other Executive Directors. Where Directors were absent from Board or Committee meetings, on each occasion the Board or respective Committee was satisfied with the apologies that were offered.

The Board has a written schedule of matters reserved for its review and approval. Reserved matters include: the setting of capital expenditure budgets, the declaration of dividends, the setting of policies for balance sheet structural risk management, the raising of non retail funds, liquidity, credit risk, and the approval of the annual report and accounts. It has also adopted a detailed procedures manual which covers the responsibilities and procedures of the Board, its Committees and its officers.

Authority for the execution of approved policies has been delegated by the Board to the Company's Executive Committee and the Chief Executive. The Executive Committee comprises the Chief Executive, the other Executive Directors and the Company Secretary.

Within the parameters set out in the Executive Committee's terms of reference, the Committee has responsibility for facilitating the Company's effective operation to ensure that it meets its objectives through the implementation of the Strategic and Operational Plans. The Committee also monitors developments in the Company's core markets, and examines, appraises and reviews defence initiatives, potential acquisitions and corporate finance initiatives. It also establishes processes to control, appraise and review the implementation of any new procedures that are agreed upon.

The Management Board Asset and Liability Committee is responsible for overseeing the management and review of the Company's balance sheet risk profile and processes, the Company's balance sheet, income statement and liquidity profiles. In addition, the Committee has authority to authorise use by the Company of structured financial products and private equity investments in accordance with the polices and procedures set down in the Corporate Finance and Structured Financial Policy statement approved by the Board.

A clear division of responsibility exists between the Chairman, who is responsible for running the Board, and the Chief Executive who has responsibility for running the business. This division is clearly set out in the Chairman's letter of appointment and the Chief Executive's job description.

APPOINTMENTS TO THE BOARD

The Company's Articles of Association require that each Director stands for re-election at least every three years and that Directors appointed by the Board should be subject to election by shareholders at the first opportunity after their appointment. The Directors to retire by rotation will be those in office longest since their previous re-election. Non-Executive Directors are appointed for a specified term subject to re-election.

The Company's policy is that Non-Executive Directors will stand down from office at the conclusion of the next Annual General Meeting following their seventieth birthday. In accordance with this policy, Sir George Russell retired from office at the conclusion of the 2006 Annual General Meeting.

DIRECTORS

More than half of the Board comprises Non-Executive Directors, all of whom have experience in a wide range of commercial or banking activities. The Board is required to determine whether each Director is independent in character and judgement and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the Director's judgement. The Board considers all of the Non-Executive Directors to be independent for the purposes of the definition in the Combined Code. Both individually and collectively, they provide close scrutiny of the performance of management and the reporting of its performance.

INDUCTION AND TRAINING

It is the Company's policy that every Director should receive appropriate training when he or she is appointed to the Board, and subsequently as necessary. The Company's induction process is designed to ensure that every new Director understands his or her responsibilities as a Director of the Company. Where appropriate, the process also enables Directors to build an understanding of the Company, its business and the market in which it operates. It also assists with the formulation of a link with the senior executives in the Company and facilitates an understanding of the Company's main relationships with its major customers, suppliers and shareholders.

The initial induction programme is supported by an ongoing training programme for all Directors to ensure that they remain fully up to date with legal, regulatory and financial developments. In addition to this programme, at Board meetings during 2006, a number of the

Company's senior executives provided presentations concerning their areas of responsibility. This ensures that the Board remains fully up to date on the Group's business. All Directors were also offered individual training on the application of the revised international accounting standards to the Company's business. The ongoing training process is enhanced by the annual appraisal process, where Directors are asked to identify areas where additional training is required.

To enable the Board to function effectively, all Directors have full and timely access to all information which may be relevant to the discharge of their duties and obligations. The Company also arranges additional, specific training or support for any Director who requests it.

The Chairman ensures that all Directors are properly briefed on issues to be discussed at Board meetings. All Directors are able to obtain further advice or seek clarity on issues raised at Board meetings from within the Company or from external professional sources. All Directors have access to the advice and services of the Company Secretary who is responsible for ensuring that Board procedures and applicable rules and regulations are observed.

Additionally, the Company Secretary provides regular reports to the Board to ensure that it remains up to date on the latest regulatory, legal and governance developments relevant to the Company and its officers. Where necessary, the Directors are able to take independent professional advice at the Company's expense.

INDEMNITIES

The Company's Articles of Association provide an indemnity to Directors against certain liabilities incurred as a result of their office. The indemnities extend to defending any proceedings in which judgement is given in the Directors' favour, or in which they are acquitted or in any proceedings in which relief is granted by a court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company. In addition, the Company arranges Director's and Officer's Insurance on behalf of its Directors in accordance with the provisions of the Companies Act 1985.

BOARD EVALUATION AND DIRECTOR APPRAISAL

The Combined Code requires that Non-Executive Directors, the Board and its Committees should be subject to annual appraisal. Where a Non-Executive Director is proposed for re-election beyond six years, the proposal should be subject to a particularly rigorous review, and should take into account the need for progressive refreshing of the Board.

All Executive Directors, Non-Executive Directors and the Chairman were subject to an appropriate appraisal during the year under review to ensure that their contribution continued to be of the highest standard.

The Chief Executive and all of the Non-Executive Directors were appraised by the Chairman whilst the appraisal of the each of the Executive Directors was completed by the Chief Executive. After a meeting of the Non-Executive Directors, in absence of the Chairman, and having also canvassed the opinions of the Executive Directors, the Senior Independent Director conducted the appraisal of the Chairman.

For the year under review, the conclusion of the appraisal exercise was that each Non-Executive Director, Executive Director and the Chairman continued to demonstrate a continued commitment and effective contribution to their position. The terms of appointment of each Non-Executive Director have been renewed for a further year with effect from 1 January 2007, subject to re-election where appropriate at the Annual General Meeting to be held in April 2007.

In addition to the appraisal of the individual Directors, an evaluation of the Board and its Committees was also completed. This evaluation process consisted of a lengthy questionnaire that canvassed the Directors' views on a wide range of matters including, the effectiveness of the Board, its Committees and the Chairman. The Directors were also asked to comment on the Board meeting process, the composition of the Board, and the interaction between the Board and its Committees.

The Secretary reported to the Board on the outcome of the evaluation exercise, which showed that the Board and its Committees were discharging their responsibilities effectively. The process was completed by the Board considering and debating the Secretary's report and reviewing the respective strengths and weaknesses of the Board, its members and its Committees.

As a result of this review process the Board decided that a programme of departmental site visits would be organised for Non-Executive Directors during the course of 2007. It was also agreed that agenda of certain Board meetings during the year would provide for a greater element of consideration of wider strategic topics.

BOARD COMMITTEES

In accordance with the Combined Code and the best principles of corporate governance, the Board has established a number of Committees to assist it in the way that it deals with matters that are reserved for its consideration. The Chairman and membership of each Committee are set out on page 17.

Each Committee has detailed terms of reference clearly setting out its remit and authority. In accordance with the Combined Code, the terms of reference of the Audit, Nominations, Remuneration and Risk Committees are available on the Company's website and on request in writing from the Company Secretary.

In addition to the meetings of the Board and the Committees which took place throughout the year, the Chairman also held meetings with Non-Executive Directors in absence of the Executive Directors and the Non-Executive Directors met in absence of the Chairman and the Executives.

The following paragraphs set out details of the Committees and the particular work that they undertake.

AUDIT COMMITTEE

The Audit Committee comprises six independent Non-Executive Directors and met five times during 2006. During 2006,

membership of the Committee increased to six, following the appointment of Rosemary Radcliffe to the Committee. Miss Radcliffe attended one meeting of the Committee before resigning from it in light of concerns raised by PricewaterhouseCoopers LLP about the effect that her membership of the Committee may have on their independence as Reporting Accountants under SEC rules in the USA. Miss Radcliffe is a former PricewaterhouseCoopers partner. Following further detailed consideration of this matter Miss Radcliffe has been reappointed to the Committee on 15 February 2007.

The Committee considers and, where appropriate, advises the Board on all matters relating to regulatory, prudential and accounting requirements that may affect the Group. It reports to the Board on both financial and non-financial controls and monitors the integrity of the financial statements of the Company and any formal announcements relating to the Company's financial performance. An important aspect of its role is to ensure that an objective and professional relationship is maintained with the external auditors.

The Audit Committee has responsibility for recommending the appointment, re-appointment and removal of the external auditors. In February 2006, the Audit Committee reviewed the effectiveness of the external auditors and made a recommendation that they be re-appointed for a further 12 months. The Board accepted this recommendation and an appropriate resolution was passed at the 2006 Annual General Meeting.

The Audit Committee reviews the scope and results of the annual external audit, its cost effectiveness, and the independence and objectivity of the external auditors. It also reviews the nature and extent of any non-audit services provided by the external auditors. The external auditors may attend all meetings of the Audit Committee and they have direct access to the Committee and its Chairman at all times.

The Director (Audit and Compliance) provides further assurance that the significant risks identified by the business are properly managed. The Director (Audit and Compliance) also has direct access to the Audit Committee and its Chairman. The Executive Directors are not members of the Audit Committee but attend meetings by invitation of the Audit Committee, as necessary, to facilitate its business.

The Audit Committee reviews the internal control system on behalf of the Board and is also responsible for reviewing the effectiveness of the Internal Audit function. At each meeting the Committee receives reports of reviews conducted throughout the Company by the Internal Audit and, periodically, Compliance functions.

The Combined Code requires the Board to be satisfied that at least one member of the Audit Committee has recent and relevant financial experience. The Board is satisfied in this regard and, in addition, in the opinion of the Board the qualifications of each of the Audit Committee members gives the Audit Committee the breadth of financial experience to discharge its responsibilities.

CHAIRMAN'S COMMITTEE

The principal function of the Chairman's Committee is to review the Company's strategy and to consider any major operational issues or proposals for significant new initiatives that may arise. The Committee only meets as a formal Committee in exceptional circumstances and its activities are reported to the Board. The Committee comprises the Chairman, the Executive Directors and the Company Secretary.

NOMINATIONS COMMITTEE

The Nominations Committee comprises the Chairman, the Senior Independent Director and one other independent Non-Executive Directors. The Committee met three times during 2006. It monitors and reviews the membership of, and succession to, the Board of Directors and the Committee makes recommendations to the Board in this regard. One of its functions is to identify potential Executive and Non-Executive Directors taking into account the requirement for the members of the Board to have an appropriate range of skills and experience to understand the activities of Northern Rock and its subsidiary undertakings.

During 2006, the Committee considered the succession to the position of Group Finance Director. Whitehead Mann was retained to undertake a search to identify potential candidates for the role and in addition to the external candidates that were identified by Whitehead Mann, Mr Dave Jones, an internal candidate, was also considered. Following a series of interviews with all of the candidates, the Nominations Committee recommended to the Board that Mr Jones be appointed as successor to Mr Bennett as Group Finance Director. After consideration by the Board, the recommendation was approved. Mr Jones became Group Finance Director on 1 February 2007.

REMUNERATION COMMITTEE

The Remuneration Committee comprises six independent Non-Executive Directors and met twice in 2006. It is responsible for considering and advising the Board on the remuneration policy for Executive Directors and the Chairman, and for determining their remuneration packages. In discharging its responsibilities the Remuneration Committee takes professional advice from within and outside the Company. It is the Board's responsibility to determine the remuneration policy for Non-Executive Directors within the limits set in the Articles of Association. The Remuneration Committee also determines the level of remuneration for the Company's Management Board Directors (comprising management at the level immediately below the Board).

During 2006, with the assistance of New Bridge Street Consultants LLP ("NBSC"), the Remuneration Committee approved a revised structure of remuneration for Executive Directors, shareholder approval for which will be sought at the Annual General Meeting in April 2007. In accordance with the requirements of the Directors' Remuneration Report Regulations 2002 further information may be found in the Directors' Remuneration Report. NBSC has no other connection with the Company.

RISK COMMITTEE

The Risk Committee comprises three independent Non-Executive Directors and

the Executive Directors. Mr Jones joined the Committee with effect from 1 February 2007. The Risk Committee met four times during 2006. The main role of the Risk Committee is to review, on behalf of the Board, the key risks inherent in the business, the system of control necessary to manage such risks, and to present its findings to the Board.

This responsibility requires the Risk Committee to keep under review the effectiveness of the Group's system of internal controls, which includes financial, operational, compliance and risk management controls and to foster a culture that emphasises and demonstrates the benefits of a risk-based approach to internal control and management of the Group. The Risk Committee fulfils this remit by reinforcing management's control consciousness and making appropriate recommendations to the Board on all significant matters relating to the Group's risk strategy and policies.

Other responsibilities of the Risk Committee include keeping under review the effectiveness of the Group's risk management infrastructure. This involves an assessment of risk management procedures (for the identification, measurement and control of key risk exposures) in accordance with changes in the operating environment. It is also primarily responsible for considering any major findings of the Financial Services Authority and management's response to any risk management review undertaken by Internal Audit or the External Auditors.

To assist the Board in discharging its responsibilities for the setting of Risk policy, the Risk Committee periodically reviews the Group's credit risk, interest rate risk, liquidity risk and operational risk exposures in relation to the Board's risk appetite and the Group's capital adequacy. As part of the implementation of the International Convergence of Capital Measurement and Capital Standards: Revised Framework (commonly known as Basle II) the Committee has responsibility for monitoring the performance of the Company's Basle credit rating systems and reviewing reports prepared by the Company's Basle designated committees.

The Risk Committee also ensures that the public disclosure of information regarding the Group's risk management policies and key risk exposures is in accordance with statutory requirements and financial reporting standards.

INTERNAL CONTROL

The Board of Directors is responsible for the Group's system of internal control and for annually reviewing its effectiveness. The system of internal control is designed to manage risk rather than eliminate it and in this regard, the Board considers that Northern Rock is a well-controlled, risk-averse business that continues to adopt a prudent stance in the management of risk. The Board has reviewed the effectiveness of the system of internal control and is satisfied that there is a sound system of internal control that safeguards shareholders' investments and the Company's assets. Where necessary, the Board confirms that action has been taken or is being taken to remedy any significant failings or weaknesses identified from its review of the effectiveness of the internal control system.

In accordance with the guidance set out in the Turnbull Guidance, the Company has an ongoing process for identifying, evaluating and managing the significant risks faced by it. This process was in place for the period 1 January 2006 to 31 December 2006 and remained in place on the date that the 2006 Annual Report and Accounts was approved by the Board. As part of the Company's continuing evaluation of Internal Control, the Board has reviewed and (where necessary) updated the process for identifying and evaluating significant risks affecting the business and the policies and procedures by which these risks are managed but it should be noted that the system can only provide reasonable not absolute assurance against material misstatement or loss.

The Company is committed to developing and maintaining a control-conscious culture in all areas. This is achieved through a well-defined organisational structure with clear reporting lines and a commitment to recruiting and training staff governed by appropriate codes of conduct. In addition, the Group maintains procedure manuals that detail the procedures to control physical and logical access, segregation of duties and credit, expenditure and other authorisation limits. There are well-established budgetary and strategic planning cycles, and the Board reviews the results monthly against budgets, forecasts and prior year actual results, together with other key business measures.

The Chief Executive reports to the Board on behalf of the Executive Committee on significant changes in the business and the external environment which affect significant risks. The Board also receives monthly financial information, which includes key performance and risk indicators. Where areas for improvement in the system are identified, the Board considers the recommendations made by the Executive Committee, the Risk Committee and the Audit Committee.

A detailed description of the Group's approach to financial risk management and the related use of derivatives is set out in the Operating and Business Review and note 37 to the accounts. Material risk exposures are subject to Board policy statements that set out the exposure limits of the risks and the hedges and control techniques to be utilised.

In addition, regular reporting of all risk exposures is monitored throughout the Company by the Operational Risk Group whose membership is drawn from each of the Company's departments within which operational risk may arise. This Group reports to the Management Board Asset and Liability Committee on a monthly basis and subsequently to each meeting of the Risk Committee.

The Company's Internal Audit function provides a degree of assurance as to the operation and validity of the system of internal control and planned corrective actions are independently monitored for timely completion.

The Company has in place a formal procedure by which staff can, in confidence, raise concerns about possible improprieties in financial and other matters – commonly referred to as 'whistleblowing' procedures. Details of these arrangements are set out in the Company's Standards of

Business Conduct. The Company's whistleblowing policy is intended to encourage and enable staff to raise serious concerns. Employees reporting concerns in this way are afforded certain rights through legislation (Public Interest Disclosure Act 1998) and have access to a confidential 'whistleblowing' telephone line.

The Audit Committee reviews this procedure on an annual basis and remains satisfied that it incorporates arrangements for the proportionate and independent investigation of matters raised and for appropriate follow up action.

COMMUNICATIONS

A Summary Annual Report is issued to all shareholders and a copy of the Annual Report and Accounts and The Northern Rock Foundation's report is available by written request to the Company Secretary or from the Northern Rock website: www.northernrock.co.uk. The Company communicates regularly with its shareholders who are given the opportunity to raise matters for discussion at the Annual General Meeting. The Company also deals with a number of written enquiries from shareholders throughout the year.

The Company regards communication with institutional shareholders as important and its Investor Relations department maintains a high level of contact throughout the year with institutional shareholders. On 1 November 2006, the Company held its second biennial Corporate Governance presentation for investors, invitations to which were sent to the Company's top 50 investors. The presentation was attended by the Chairman, Senior Independent Director and the Chief Executive and investors were afforded the opportunity to raise any issues that they had on the Company's governance arrangements. It is presently the Company's intention to repeat this exercise in 2008.

The Company Secretary also reports regularly to the Board on feedback received from shareholders. Additionally, the Chief Executive, Group Finance Director and other Executive Directors have extensive ongoing contact with shareholders and feedback arising from this is also reported to the Board. Coupled with presentations from analysts and brokers throughout the year, these arrangements ensure that all Directors, both Executive and Non-Executive, remain up to date on the views of major shareholders.

As Senior Independent Director, Sir Ian Gibson is available to shareholders if they have concerns which contact through the normal channels of Chairman, Chief Executive or Group Finance Director has failed to resolve or for which such contact is inappropriate.

To ensure that opportunities are offered to major shareholders to meet with members of the Board, a number of more informal meetings are also held throughout the year where investor feedback on strategy and governance is encouraged.

GOING CONCERN

The Directors are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Companies Act 1985 requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and Group as at the end of the year and of the profit or loss of the Group for the year.

The Directors consider that in preparing the financial statements on pages 58 to 102 appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, have been used and that applicable accounting standards have been followed.

The Directors are responsible for ensuring that the Company and Group keeps accounting records that disclose with reasonable accuracy at any time the Company and Group's financial position and that enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and Group and hence for taking reasonable steps to prevent and detect fraud and other irregularities.

COMMITTEES

Membership of the Board's Committees is set out below.

AUDIT COMMITTEE

+ Sir Derek Wanless (Chairman)
+ N A H Fenwick
+ Sir Ian Gibson
+ N Pease
+ M J Queen
+ R A Radcliffe

CHAIRMAN'S COMMITTEE

+ Dr M W Ridley
* A J Applegarth
* D F Baker
* R F Bennett (resigned from Committee 31 January 2007)
* K M Currie
* D A Jones (appointed to Committee 1 February 2007)
* A M Kuipers
• C Taylor

NOMINATIONS COMMITTEE

+ Dr M W Ridley
+ Sir Ian Gibson
+ Sir Derek Wanless

REMUNERATION COMMITTEE

+ N Pease (Chairman)
+ N A H Fenwick
+ Sir Ian Gibson
+ M J Queen
+ R A Radcliffe
+ Sir Derek Wanless
+ Sir George Russell (retired 25 April 2006)

RISK COMMITTEE

+ Sir Derek Wanless (Chairman)
+ Sir Ian Gibson
+ R A Radcliffe
+ Sir George Russell (retired 25 April 2006)
* A J Applegarth
* D F Baker
* R F Bennett (resigned from Committee 31 January 2007)
* K M Currie
* D A Jones (appointed to Committee 1 February 2007)
* A M Kuipers

+ Non-Executive Director
* Executive Director
• Company Secretary

DIRECTORS' REMUNERATION REPORT

SUMMARY

The Directors' Remuneration Report is presented to shareholders by the Board. It complies with the Directors' Remuneration Report Regulations 2002 ("the Regulations") and also sets out how the principles of the Combined Code relating to Executive Director remuneration are applied by the Company.

A resolution will be put to Shareholders at the Annual General Meeting on 24 April 2007 inviting them to consider and approve this Report.

THE REMUNERATION COMMITTEE

The Remuneration Committee ("the Committee") consists entirely of independent Non-Executive Directors and comprises Ms N Pease (Chairman), Mr N A H Fenwick, Sir Ian Gibson, Mr M J Queen, Miss R A Radcliffe and Sir Derek Wanless.

The Committee operates within agreed terms of reference which are available to shareholders on the Company's website and on request from the Company Secretary. The Committee has responsibility for making recommendations to the Board on the Company's general policy relating to executive remuneration. It also determines on behalf of the Board, specific remuneration packages for the Chairman, the Executive Directors and the Management Board Directors, being the level of management immediately below the Board.

The Committee meets regularly and takes advice from both inside and outside the Company on a range of matters, including the scale and composition of the total remuneration package payable in comparable financial institutions to people with similar qualifications, skills and experience.

The following persons and advisors provided advice or services that materially assisted the Committee in its consideration of Directors' remuneration matters during the year:

- The Committee consulted the Chief Executive on matters relating to the remuneration of the other Executive Directors who report to him. The Chairman was also consulted in relation to the remuneration of all Executive Directors. Neither was present when their own remuneration was under consideration;
- Internal support was provided to the Committee by the Company Secretary;
- New Bridge Street Consultants LLP ("NBSC") advised the Committee on a range of issues including the benchmarking of Executive Directors' salaries and the Chairman's fee. In addition to providing this advice they advised the Board on the benchmarking of Non-Executive Directors' fees and they also provided advice to the Committee on the proposed amendments to the Company's executive remuneration structure (outlined below);
- Watson Wyatt Limited are the consulting actuaries to the Company who advised on various pension issues;
- Inbucon Administration Ltd were responsible for preparing Total Shareholder Return ("TSR") calculations for the purposes of the Company's Long Term Incentive Plan and this Remuneration Report. Inbucon Administration Ltd did not provide other advice or services to the Company; and
- Freshfields Bruckhaus Deringer advised the Company on various share plan matters and compliance with the Regulations. They are the Company's main legal advisors.

REMUNERATION POLICY FOR EXECUTIVE DIRECTORS

The Board has adopted, on the recommendation of the Committee, a remuneration policy to achieve the objectives set out below:

- The Committee believes that the continuing improvement in the performance of the Company depends on individual contributions made by the Executive Directors. For this reason, the remuneration policy is designed to provide transparent, competitive packages to motivate, reward and retain Executive Directors of high quality;
- Performance-related remuneration should seek to align the interests of Executive Directors with those of the shareholders through the imposition of stretching corporate performance targets and the satisfaction of most short and longer term incentives in the form of shares; and
- To motivate for future achievement, a significant proportion of remuneration should be based on operational and financial performance both in the short and long term together with the individual contribution made by the Executive Directors.

EXISTING REMUNERATION PACKAGE

In 2006 the Executive Directors' remuneration package comprised:

- Basic salary, pension benefits and other benefits in kind;
- An annual cash bonus worth up to 100% of salary;
- A Deferred Share Scheme – with awards of shares equal in value to the cash bonus (i.e. up to 100% of salary) subject to the Company achieving real Earnings Per Share ("EPS") growth of 3% p.a. over a three year period;
- A Bonus Matching Plan – where Executives could invest their cash bonus in shares and receive an award of Matching Shares of an equivalent value subject to the Company achieving real EPS growth of 3% p.a. over a three year period;
- A Long-Term Incentive Plan ("Old LTIP") – with conditional awards of shares worth up to 100% of salary subject to a TSR performance condition relative to other FTSE 100 companies.

INDEPENDENT REVIEW OF EXISTING ARRANGEMENTS

To assess whether these existing remuneration arrangements were consistent with the remuneration policy, the Committee and its advisers undertook a review. The outcome of the review indicated, in particular, that:

- Having two schemes (the Deferred Share Scheme and Bonus Matching Plan) with the same performance target both leveraged off the annual bonus was unnecessarily complex and rewarded the same performance twice;
- An EPS target requiring real growth of 3% p.a. for full vesting did not provide sufficient 'stretch' to really incentivise and reward Executives for continued exceptional performance. Additionally, it was recognised that the target was unlikely to be viewed as adequately challenging by shareholders given the growth prospects of the Company;
- The Old LTIP was generally well understood by Executives;
- The use of a mixture of TSR and EPS performance targets to determine the vesting of long-term incentive awards was felt to provide an appropriate balance so as to ensure Executives were focussed on both the organic growth of the Company and had a broader external perspective through relative stock market performance; and
- Although all of the current Executive Directors have considerable shareholdings, the absence of a formal share ownership guideline for senior executives was noted as being out of step with current best practice.

PROPOSED CHANGES FOLLOWING REVIEW

In light of the findings of the review, the Committee has proposed the following alterations to the remuneration structure in order to make the remuneration arrangements more appropriate for the Company's current requirements:

- To simplify the incentive arrangements, the Deferred Share Scheme will cease from the 2007 Financial Year onwards. In its place, the Short Term Bonus Scheme potential will be increased from 2007 to 200% of salary with half of any bonus earned compulsorily deferred in shares for three years;
- Shareholder approval will be sought for a new Share Matching Plan to replace the current Bonus Matching Plan for awards from 2007. This plan will allow executives to voluntarily invest in shares up to the value of their after tax cash bonus and will offer a potential award of Matching Shares at a 2:1 ratio (i.e. higher than the current Plan), albeit with full vesting occurring only if a significantly more challenging upper target of real EPS growth of 15% p.a. is achieved (compared to real growth of 3% p.a. currently);
- Shareholder approval will also be sought for a new Long-Term Incentive Plan ("New LTIP") to replace the Old LTIP, the ten year life of which expires in 2008. Awards under the New LTIP will be made from 2007. The New LTIP will largely mirror the Old LTIP although it will be updated to reflect best practice where required and it will offer additional flexibility for the Committee to make more competitive awards in future, if this is felt to be appropriate;
- A formal share ownership guideline will be introduced for Executive Directors requiring them to retain at least half of any vested share awards as shares (after paying any tax due on the shares) until they have a Company shareholding worth at least 100% of their salary.

At the 2007 AGM, shareholders will be invited to approve the new Share Matching Plan and New LTIP (full details of which are set out in the shareholders' circular for the AGM). In the event that either scheme does not receive shareholder approval, the relevant existing plan that is being replaced (Bonus Matching Plan or Old LTIP) would be used instead to grant awards in 2007.

The remuneration structure will be kept under regular review by the Committee to ensure that it remains appropriate in light of any future changes in the Company's business environment or general remuneration practice. Any future changes in remuneration policy and/or structure will be described in future Directors' Remuneration Reports and such reports will continue to be subject to shareholder approval.

Details of each of the proposed elements of the Executive Directors' remuneration packages for 2007 are described in more detail below.

COMPLIANCE

The Company has complied with the provisions of the Combined Code relating to Directors' remuneration throughout the year.

BASIC SALARY

The Committee's objective is that Executive Directors' basic salaries should be paid at an appropriately competitive level, taking account of both personal performance and of salaries within a comparator group of financial institutions. The Committee considers that exceptional performance, whether corporate or individual, should be rewarded through bonus and incentive schemes rather than basic salary.

Salaries are reviewed annually for each Executive Director. During 2006, the Committee codified its existing policy for NBSC to use when providing it with a relative market benchmark for the Executive Directors. The aim of this codification is to provide the Committee with consistent benchmarks year on year, against which it provides guidance for the Committee to set salaries.

The relevant benchmark provided for the Chief Executive Officer is the average of i) the lower quartile of the other 8 largest UK listed banks (the use of the lower quartile reflecting the fact that the Company is smaller in size and operates in less diverse markets than most of the other banks) and ii) the median of a pan-sectoral group of 24 FTSE 100 companies based around the market capitalisation of the Company as at the date of the review. Benchmarks for the other Executive Directors are set as percentages of the CEO's salary. The Committee is aware of the risks of an "upward ratchet" from overly relying on market data so uses it primarily as a guide but also takes account of individual circumstances and performance when determining where to set salaries relative to these benchmarks.

In determining salary adjustments for 2007, the Committee therefore considered a number of factors including: a higher market benchmark than 2006 (reflecting both general salary inflation and the enhanced size of the Company), the high performing nature of the management team

which has created significant shareholder value and, in the cases of Mr Currie and Mr Kuipers, whose salaries were deliberately set at below market levels when they were initially appointed to the Board in 2005, the need to reflect their development as Board directors.

Revised salaries, calculated in accordance with the above, took effect from 1 January 2007 as follows (with the exception of Mr Jones, whose revised salary took effect from 1 February 2007 being the date of his appointment as Group Finance Director).

A J Applegarth
£760,000 (2006 – £690,000)

D F Baker
£530,000 (2006 – £455,000)

K M Currie
£415,000 (2006 – £365,000)

D A Jones
£415,000

A M Kuipers
£415,000 (2006 – £365,000)

During 2006 the Company's 15 Management Board Directors were paid salaries ranging from £90,000 to £250,000.

SHORT TERM BONUS SCHEME

As outlined above, the Company will operate a simplified short term annual bonus scheme in 2007 for the Executive Directors and certain senior executives (all of whom participate at the discretion of the Committee). The overall reward potential available under this scheme (200% of salary) is unchanged from the potential available in 2006 under the combination of the existing Short Term Bonus Scheme (100% of salary) and the Deferred Share Scheme (100% of salary).

The bonus scheme rewards year-on-year increases in the Group's underlying profit attributable to shareholders. Only where there is an increase in underlying profit attributable to shareholders will participants be eligible for a short term bonus. Every 1% increase generates a potential bonus payment equal to 10% of salary with a maximum of 200% of salary by way of bonus for 20% increase in profits (with a sliding scale between these points). The Committee is satisfied that this very robust and transparent profit-based target ensures that there is a strong alignment to genuine underlying financial performance.

Payment of one-third of the bonus will be subject to the Committee's view of the participant's personal performance, and the remaining two-thirds relates to the performance of the business. The bonus payable is reduced by the value of shares appropriated under the all-employee H M Revenue & Customs Share Incentive Plan for the year, to the extent needed to ensure that the relevant bonus cap is not exceeded.

Half of any bonus will be payable in cash with half compulsorily deferred into Company shares for three years and potentially forfeitable over that period if the executive leaves the Group. Bonuses are non pensionable.

BONUS MATCHING PLAN

Each year, the Executive Directors and selected other senior executives are encouraged to identify with the interests of shareholders by investing some of their own funds in Northern Rock shares up to the value of their after tax cash bonus earned in respect of the prior year's performance. The shares invested will be eligible for additional Matching Shares at the end of a three-year performance period.

Assuming shareholder approval is obtained at the AGM, these Matching Shares will be generally awarded in 2007 under the new Share Matching Plan. Executives would receive a conditional award of Matching Shares at a 2:1 ratio to the gross value of the invested shares. The one intended exception to this policy is Mr Bennett, who is retiring during 2007. In his case, the Committee felt that it was inappropriate that he should participate in the new scheme (which has greater potential upside tied to future performance) in circumstances where he would not be able to influence the delivery of the Company's performance during the three year vesting period. Consequently, it was agreed by the Committee that Mr Bennett should be allowed to participate only in the existing Bonus Matching Plan (as operated in 2005 and 2006 – details of which are set out on page 25).

Vesting of the initial award of Matching Shares under the Share Matching Plan will normally occur provided that:

- The Executive is still employed at the end of the three year vesting period;
- The invested shares are still held by the Executive at the end of the vesting period; and
- To the extent that the EPS performance target set out below has been satisfied.

EPS performance will be measured over a single three-year performance period from a base point of EPS in the Financial Year preceding the year in which an award is granted. EPS has been selected by the Committee as an appropriate performance measure because it is considered to be a measure that is most likely to encourage Executive participation in the plan and also because it only rewards Executives in the event of the achievement of ambitious growth targets. Vesting will be as follows:

Average annual growth in EPS of Company over Performance Period	**Matching Ratio**
Less than RPI + 5% p.a.	0
RPI + 5% p.a.	0.5:1 match
RPI + 15% p.a.	2:1 match
Between RPI + 5% p.a. and RPI + 15% p.a.	Pro rata on straight-line basis between 0.5:1 and 2:1 match

When Matching Shares vest, participants will receive a payment usually in shares equal to the dividends which would have been paid on such vested shares during the performance period.

LONG TERM INCENTIVE PLAN

All Executive Directors and certain other senior executives receive conditional awards of shares under a long term incentive plan.

Under the New LTIP, the policy for 2007 and for the foreseeable future will be for awards over Northern Rock shares to be granted each year to executives worth 100% of basic salary. The Committee will review grant levels each year, taking account of the performance conditions, the value of the rest of the package and the overall positioning against the market.

Vesting of the award of shares will normally occur provided that:

- The Executive is still employed at the end of the vesting period; and
- To the extent that the performance targets set out below (which are the same as for the Old LTIP) have been satisfied;
- No awards will vest unless the Company's EPS has grown by an average of at least 3% p.a. in excess of RPI over a single three year performance period;
- If this EPS 'underpin' condition is satisfied, the extent to which awards vest will be determined by the Company's TSR compared to that of the other members of the FTSE 100 at the start of the TSR performance period;
- TSR will be measured over a single three-year performance period (with the calculation performed by independent advisers) and will be calculated by comparing average performance over three months prior to the start and end of the performance period. Vesting will be based on an equivalent basis to the Old LTIP, namely:

TSR Ranking of Company over Performance Period	Vesting Percentage
Below Median	0%
Median	25%
Upper Quartile	100%
Between Median and Upper Quartile	Pro rata between 25% and 100%

The Committee considers that the use of TSR is appropriate as it complements the use of internal financial measures elsewhere in the incentive structure and ensures that Executives retain a broader external perspective (as measured by the relative returns to an investor in the Company compared to other FTSE 100 companies).

When Performance Shares vest, participants will receive a payment usually in shares equal to the dividends which would have been paid on such vested shares during the performance period.

ALL-EMPLOYEE SHARE SCHEMES

Executive Directors are eligible to participate in the Company's all-employee share schemes on the same terms as other employees. These schemes comprise:

(i) The Sharesave Scheme, a savings-related share option scheme available to all employees;

(ii) The Employee Share Option Scheme, an H M Revenue & Customs approved share option scheme under which options have been granted to substantially all employees (although Executive Directors have elected not to participate); and

(iii) The Share Incentive Plan ("SIP"), under which the maximum value of free shares awarded to employees cannot exceed £3,000 per year. The value of share awards under this scheme is dependent on the Group's profits.

PENSION BENEFITS

The following section describes the pension arrangements currently in force for the Executive Directors. These arrangements were affected by changes to the tax treatment of the current UK pension regime contained in the Finance Act 2004 which was effective from 6 April 2006 ("A Day").

In January 2007, all Executive Directors opted for primary and enhanced protection under the A-Day regulations. Nevertheless, all the current Executive Directors are continuing to accrue benefits in the Final Salary section of the Northern Rock Pension Scheme, a contributory pension scheme which provides a pension of up to two-thirds of pensionable salary on retirement, dependent upon service, with benefits accruing at the rate of 1/60th for each year of pensionable service. On death in service the scheme also provides for a dependant's pension and a lump sum of four times basic salary. This pension and life assurance is provided from the scheme (to the extent permitted by legislation) and otherwise from separate arrangements.

The normal retirement age under the Final Salary section of the pension scheme is 60.

For death before retirement whilst in service, a capital sum equal to four times the annual rate of basic earnings, excluding Director's fees, is payable, plus (for members who joined before 1 January 1999) a return of member's contributions. In addition, a pension of 50% of the Directors' accrued pension, based on pensionable earnings at death and prospective service to age 60, is payable to a surviving spouse. On death before retirement after leaving the scheme, a benefit of 50% of the member's deferred pension, revalued to the date of death, is payable to a surviving spouse providing the couple were married (or in a registered civil partnership) before the date of leaving.

For death in retirement, a spouse's pension of 50% of the member's pre-commutation pension, increased in line with pension increases awarded up to the date of death, is payable, provided the couple were married (or in a registered civil partnership) before the date of retirement, together

with the remaining balance (if applicable) of 5 years of the member's pension payments from the date of retirement, at the rate prevailing at the date of death. Benefits payable to registered civil partners are in respect of pensionable service after 5 December 2005 only. In certain circumstances a children's allowance is payable, usually up to the age of 18 (or up to the age of 21 if they are in full-time education). Subject to the Company's and Trustees' approval, early retirement may be granted from the age of 50 (age 55 from 6 April 2010) subject to an actuarial reduction, or at any age due to ill-health.

The pension is calculated at the date of retirement based on final pensionable service and final pensionable earnings at the date of retirement. Where applicable, the pension will be actuarially reduced to take account of early payment. The Company has agreed that if Mr Applegarth or Mr Baker (having attained age 55) retire with the consent of the Company, they will receive immediate payment of their accrued pension without the application of an actuarial reduction. Where this occurs, the Northern Rock Pension Scheme will apply its standard actuarial reduction factors for early retirement. The remainder of the pension will be paid by the Company on an unfunded basis.

Post retirement increases to pensions arising from membership of the final salary section of the scheme are guaranteed each year at the rate of 3% per annum compound in respect of pensionable service accrued up to 5 April 2006, subject to any guaranteed minimum pension. The 3% minimum increase does not apply in respect of pensionable service accrued from 6 April 2006. Pension benefits accrued after 5 April 1997 are guaranteed to increase in line with inflation, to a maximum of 5% per annum.

In addition to the normal scheme increases, and subject to the defined benefit scheme fund having adequate resources, the Trustees, with Company consent, may award further discretionary increases each April. Members of the scheme have the option to pay additional voluntary contributions to secure additional benefits within regulatory limits, to which the Company does not contribute.

For any Executive Director, now or in the future, who elects to opt out of the pension scheme, the Company has agreed to pay a cash supplement in respect of the loss of future pension accrual, on a cost neutral basis to the Company. The Company will reimburse reasonable professional fees for advice to Executive Directors concerning the changes to the pension regime.

As Mr Bennett and Mr Jones joined the Company's Pension Scheme after the cap on Pensionable Earnings and Final Pensionable Earnings was introduced by the Finance Act 1989, the Company provides them with arrangements to provide the difference between benefits based upon actual Final Pensionable Earnings and the scheme specific cap. These benefits provided by the Company outside of the Pension Scheme, attract the same terms as those provided by the Scheme, save for the option to take a tax free lump sum at retirement. This arrangement does not affect the level of contribution made to the scheme by Mr Bennett and Mr Jones, whose contributions are made by reference to full pensionable earnings.

The pension benefits that are provided to Mr Jones, which accrue at the rate of 1/60th of pensionable salary for each year of service (and pro rata for each part year) are split between the Northern Rock Pension Scheme and an unfunded arrangement. The pension scheme provides benefits up to an earnings cap, currently £108,600 for 2006/07 (2005/06 – £105,600) per annum, whilst the unapproved arrangement provides benefits on earnings in excess of the cap. Mr Jones contributes 5% of his basic salary to the pension scheme, including those earnings in excess of the earnings cap. If, with the agreement of the Company, Mr Jones were to commute some of his unapproved pension for a lump sum at retirement, the Company would not re-imburse Mr Jones for any taxes that are due on any such payment. Mr Jones has also been awarded a pensionable service credit in the pension scheme in respect of a transfer payment that he brought into the scheme.

BENEFITS IN KIND

Each Executive Director is provided with company car and medical insurance benefits. The Executive Directors had, as employees of Northern Rock Building Society (or in the case of Mr Currie, Mr Kuipers and Mr Jones as employees of the Company prior to their appointment as Directors), entitlement to participate in a concessionary mortgage scheme at the discretion of the Board. No further new loans may be made under the scheme following conversion to plc status, but existing loans are not affected.

POLICY ON EXECUTIVE DIRECTORS' SERVICE CONTRACTS

It is the policy of the Company that Executive Directors' service contracts can be terminated by 12 months' notice given at any time (except when in the final year of their service contract, whereupon the notice would end on the day of their retirement). Each Executive Director can terminate his employment by giving 6 months' notice. All of the Executive Directors' contracts may be terminated immediately by Northern Rock either with (for Mr Baker and Mr Bennett) the payment of liquidated damages equal to 12 months' salary and the value of annual bonus paid in respect of the preceding financial year and the annual cost to the Company of providing contractual pension and other benefits or (for Mr Applegarth, Mr Currie, Mr Kuipers and Mr Jones) a payment in lieu of notice equal to such amount. Payments in lieu of notice may be made in phased payments at the Company's discretion.

Mr Applegarth, Mr Baker and Mr Bennett would, in the event of a change of control of Northern Rock, be entitled to terminate employment at one month's notice within six months of the change of control and receive a liquidated damages payment calculated on the same basis. The terms of reference of the Committee make it clear that the Committee seeks, in appropriate circumstances, to mitigate the

amount of termination payments made to Executive Directors.

Service contract dates for the Executive Directors are as follows:

A J Applegarth	1 March 2001
D F Baker	26 August 1997, amended by supplemental agreements dated 12 March 1998 and 1 July 1999
R F Bennett	26 August 1997, amended by supplemental agreement dated 12 March 1998
D A Jones	1 February 2007
K M Currie	5 January 2005
A M Kuipers	5 January 2005

The provisions of this section and Executive Directors service contracts generally are subject to Age Discrimination Legislation where applicable.

POLICY ON EXTERNAL NON-EXECUTIVE DIRECTORSHIPS HELD BY EXECUTIVE DIRECTORS

Executive Directors are permitted to hold one external non-executive directorship unrelated to the Company's business, provided that the time commitment is not material. Executive Directors are permitted to retain any fees arising from such a non-executive directorship. On this basis, Mr Bennett is a Non-Executive Director of Greggs plc, and Mr Bennett was entitled to fees of £34,000 from that company in respect of 2006. Mr Applegarth, is a Non-Executive Director of Persimmon Homes plc and was entitled to fees of £49,916 in respect of 2006.

PERFORMANCE GRAPH

The performance graphs set out below illustrates the Group's TSR performance over the preceding five years, 2002 to 2006, compared with that of the FTSE 100 Index of which Northern Rock has been a constituent since September 2001 and that of the FTSE 350 Index of which Northern Rock was a constituent prior to September 2001.

The FTSE 350 Index has been included because members of this index comprise the comparator group for long term incentive plan purposes for 2004 and prior. The performance graphs have been prepared in accordance with the Regulations.


FTSE 100
TSR %
40
30
20
10
0
-10
-20
-30

	2002(%)	2003(%)	2004(%)	2005(%)	2006(%)
Northern Rock	+8	+12	+13	+25	+29
FTSE 100	-22	+18	+11	+21	+14


FTSE 350
TSR %
40
30
20
10
0
-10
-20
-30

	2002(%)	2003(%)	2004(%)	2005(%)	2006(%)
Northern Rock	+8	+12	+13	+25	+29
FTSE 350	-23	+20	+13	+22	+17

REMUNERATION OF THE CHAIRMAN AND NON-EXECUTIVE DIRECTORS

The remuneration of the Chairman is determined by the Committee and that of the other Non-Executive Directors is determined by the Board as a whole, on the basis of external independent advice.

Revised fees for 2007 for the Chairman and Non-Executive Directors were determined after consideration of an extensive report by NBSC which, in particular, assessed fees paid for similar roles at banks in the eight other largest UK listed Banks and at the 24 companies grouped around the Company's position in the FTSE 100 at the date of the review and also took into account the required time commitment from the Company's Non-Executive Directors relative to FTSE 100 norms. The resultant revised fee structure is as follows:

Chairman	£315,000	(2006 – £300,000)
Senior Independent Non-Executive Director	£72,000	(2006 – £67,000)
Non-Executive Directors' Basic Fee	£45,000	(2006 – £44,000)
Additional Fee for Membership of a Board Committee	£5,000	(2006 – £5,000)
Additional Fee for Chairman of a Board Committee	£16,000	(2006 – £16,000)

The Chairman and Non-Executive Directors serve the Company under letters of appointment, which are terminable by the Company at any time without liability for compensation; they do not have service contracts. The Chairman and Non-Executive Directors are entitled to fees from the Company and it is the Company's policy that they do not participate in bonus, incentive or pension schemes.

INFORMATION SUBJECT TO AUDIT

The information set out below in the remainder of the Directors' Remuneration Report has been subject to audit as required by Part 3 of Schedule 7A of the Companies Act 1985.

DIRECTORS' INDIVIDUAL REMUNERATION

Details of Directors' individual remuneration is set out below:

Non-Executive Directors	**2006 £000**	2005 £000
Dr M W Ridley (Chairman)	**300**	218
N A H Fenwick	**54**	43
Sir Ian Gibson	**80**	49
N Pease	**65**	53
M J Queen (appointed 5 January 2005)	**54**	43
R A Radcliffe (appointed 1 March 2005)	**56**	37
Sir George Russell* (retired 25 April 2006)	**26**	60
Sir Derek Wanless	**86**	69
	721	572

*Sir George Russell is a former member of the Non-Executive Directors' section of the Northern Rock Pension Scheme, which ceased to accrue benefits after 30 June 1997. His deferred pension came into payment on 25 October 2005 at a rate of £12.229 p.a. and was increased to £12,371 p.a. on 1 April 2006, in line with the scheme rules.

Executive Directors	**Chief Executive**	**Deputy Chief Executive**	**Group Finance Director**	**Executive Director**	**Executive Director**	**Total**
	A J Applegarth	**D F Baker**	**R F Bennett**	**K M Currie**	**A M Kuipers**	
	£000	**£000**	**£000**	**£000**	**£000**	**£000**
2006						
Salaries and fees	**690**	**455**	**455**	**365**	**365**	**2,330**
Bonus	**660**	**435**	**435**	**349**	**349**	**2,228**
Total remuneration	**1,350**	**890**	**890**	**714**	**714**	**4,558**
Non cash benefits	**14**	**10**	**19**	**11**	**11**	**65**
Total emoluments	**1,364**	**900**	**909**	**725**	**725**	**4,623**
2005						
Salaries and fees	625	390	390	270	270	1,945
Bonus	529	330	330	229	229	1,647
Total remuneration	1,154	720	720	499	499	3,592
Non cash benefits	14	10	18	11	11	64
Total emoluments	1,168	730	738	510	510	3,656

The cash bonus scheme rewards year-on-year increases in the Group's underlying profit attributable to shareholders. In 2006, every 1% increase in profit before taxation generated a cash bonus payment equal to 5% of salary with a maximum of 100% of salary by way of bonus for 20% increase in profits.

The bonus earned in respect of 2006 was 95.6% of salary for each of the Directors.

There were no payments by the Company during the financial year for compensation for loss of office or payments in connection with the termination of qualifying services.

There were no amounts paid to the Executive Directors in respect of their qualifying services by way of expenses allowance that was chargeable to UK income tax.

The nature of the non-cash benefits is set out on page 22.

BONUS MATCHING PLAN

Details of the Ordinary Shares over which the Directors have conditional rights under the bonus matching plan by year of grant are as follows:

Rights under the Bonus Matching Plan

	Date granted	Rights held under plan at 31 Dec 05	Rights granted during 2006	Market price of each share at date of grant £	Rights released during 2006	Rights held under plan at 31 Dec 06	Date of end of qualifying period
A J Applegarth	Jan 03	52,253	–	6.10	(52,253)	–	–
	Jan 04	53,208	–	7.40	–	53,208	Jan 07
	Jan 05	47,618	–	7.73	–	47,618	Jan 08
	Jan 06	–	55,315	9.57	–	55,315	Jan 09
D F Baker	Jan 03	38,728	–	6.10	(38,728)	–	–
	Jan 04	35,472	–	7.40	–	35,472	Jan 07
	Jan 05	31,605	–	7.73	–	31,605	Jan 08
	Jan 06	–	34,517	9.57	–	34,517	Jan 09
R F Bennett	Jan 03	38,728	–	6.10	(38,728)	–	–
	Jan 04	35,472	–	7.40	–	35,472	Jan 07
	Jan 05	31,605	–	7.73	–	31,605	Jan 08
	Jan 06	–	34,517	9.57	–	34,517	Jan 09
K M Currie	Jan 03	22,130	–	6.10	(22,130)	–	–
	Jan 04	20,270	–	7.40	–	20,270	Jan 07
	Jan 05	18,120	–	7.73	–	18,120	Jan 08
	Jan 06	–	23,895	9.57	–	23,895	Jan 09
A M Kuipers	Jan 03	22,130	–	6.10	(22,130)	–	–
	Jan 04	20,270	–	7.40	–	20,270	Jan 07
	Jan 05	18,120	–	7.73	–	18,120	Jan 08
	Jan 06	–	23,895	9.57	–	23,895	Jan 09

Shares granted in January 2003 vested in January 2006 when the Company's share price was £9.57.

Executive Directors and certain other senior executives are entitled to elect for all or part of the after tax amount of their annual cash bonus to be used to acquire shares; alternatively they may elect to deposit their own shares. The shares acquired or deposited are eligible under this scheme for additional Matching Shares at the end of a three-year period. For 2004 and previous years, the release of Matching Shares was not dependent on satisfaction of a further performance condition. For awards in 2005 and 2006 the release of Matching Shares will be dependent on the Group achieving real EPS growth of 3% p.a. over the three years prior to their release.

The value, calculated in accordance with IFRS 2 – Share-based Payment, of these awards is being charged to the income statement over the three-year period to which they relate. In 2006 £1,367,302 was charged to the income statement (2005 £1,138,922).

2007 awards will be granted to all Executive Directors other than Mr Bennett under the new Share Matching Plan after the AGM based on a share price of £11.98 per share (the share price prevailing on 26 January 2007 – the normal date on which such awards would have been granted but for the requirement to obtain prior shareholder approval for the new scheme). As explained on page 20, Mr Bennett received an award under the existing Bonus Matching Plan on 26 January 2007.

DEFERRED SHARE SCHEME

Subject to shareholder approval of the new share scheme arrangements, there will be no further awards under the Deferred Share Scheme following the January 2007 award (details of which are outlined below) relating to the 2006 annual bonus.

Details of the Ordinary Shares over which the Directors have conditional rights under the Deferred Share Scheme by year of grant are as follows:

	Date granted	Rights held under plan at 31 Dec 05	Rights granted during 2006	Market price of each share at date of grant £	Rights released during 2006	Rights held under plan at 31 Dec 06	Date of end of qualifying period
A J Applegarth	Jan 03	52,254	–	6.10	(52,254)	–	–
	Jan 04	53,208	–	7.40	–	53,208	Jan 07
	Jan 05	47,618	–	7.73	–	47,618	Jan 08
	Jan 06	–	55,315	9.57	–	55,315	Jan 09
D F Baker	Jan 03	38,730	–	6.10	(38,730)	–	–
	Jan 04	35,472	–	7.40	–	35,472	Jan 07
	Jan 05	31,605	–	7.73	–	31,605	Jan 08
	Jan 06	–	34,517	9.57	–	34,517	Jan 09
R F Bennett	Jan 03	38,730	–	6.10	(38,730)	–	–
	Jan 04	35,472	–	7.40	–	35,472	Jan 07
	Jan 05	31,605	–	7.73	–	31,605	Jan 08
	Jan 06	–	34,517	9.57	–	34,517	Jan 09
K M Currie	Jan 03	22,131	–	6.10	(22,131)	–	–
	Jan 04	20,270	–	7.40	–	20,270	Jan 07
	Jan 05	18,120	–	7.73	–	18,120	Jan 08
	Jan 06	–	23,895	9.57	–	23,895	Jan 09
A M Kuipers	Jan 03	22,131	–	6.10	(22,131)	–	–
	Jan 04	20,270	–	7.40	–	20,270	Jan 07
	Jan 05	18,120	–	7.73	–	18,120	Jan 08
	Jan 06	–	23,895	9.57	–	23,895	Jan 09

Shares granted in January 2003 vested in January 2006 when the Company's share price was £9.57.

Executive Directors and certain other senior executives who received a cash bonus were eligible under this scheme to receive deferred shares of an equivalent value. Prior to 2005, the release of deferred share awards was not dependent on satisfaction of a further performance condition (other than normally remaining in employment until the date of vesting) because the value of deferred share awards was derived from annual bonus criteria and was therefore dependent on corporate performance. For awards in 2005 and subsequent years the release of any deferred share awards became dependent on the Group achieving average real EPS growth of 3% p.a. over the three years prior to their release.

The value, calculated in accordance with IFRS 2 – Share-based Payment, of these awards is being charged to the income statement over the three-year period to which they relate. In 2006 £1,367,302 was charged to the income statement (2005 £1,138,937).

The final grant of awards under this scheme were granted on 26 January 2007, with the award value determined by the 2006 cash bonus, at £11.98 per share as follows:

A J Applegarth	55,061
D F Baker	36,308
R F Bennett	36,308
K M Currie	29,126
A M Kuipers	29,126

LONG TERM INCENTIVE PLAN

Details of the Ordinary Shares over which the Directors have conditional rights under the existing Long Term Incentive Plan by year of grant are as follows:

	Date granted	Rights held under plan at 31 Dec 05	Rights granted during 2006	Market price of each share at date of grant £	Rights lapsed during 2006	Rights released during 2006	Rights held under plan at 31 Dec 06	Date of end of qualifying period
A J Applegarth	Jan 03	86,066	–	6.10	(86,066)	–	–	–
	Jan 04	76,351	–	7.40	–	–	76,351	Jan 07
	Jan 05	80,854	–	7.73	–	–	80,854	Jan 08
	Jan 06	–	72,100	9.57	–	–	72,100	Jan 09
D F Baker	Jan 03	57,377	–	6.10	(57,377)	–	–	–
	Jan 04	50,676	–	7.40	–	–	50,676	Jan 07
	Jan 05	50,453	–	7.73	–	–	50,453	Jan 08
	Jan 06	–	47,544	9.57	–	–	47,544	Jan 09
R F Bennett	Jan 03	57,377	–	6.10	(57,377)	–	–	–
	Jan 04	50,676	–	7.40	–	–	50,676	Jan 07
	Jan 05	50,453	–	7.73	–	–	50,453	Jan 08
	Jan 06	–	47,544	9.57	–	–	47,544	Jan 09
K M Currie	Jan 03	32,787	–	6.10	(32,787)	–	–	–
	Jan 04	29,054	–	7.40	–	–	29,054	Jan 07
	Jan 05	34,929	–	7.73	–	–	34,929	Jan 08
	Jan 06	–	38,140	9.57	–	–	38,140	Jan 09
A M Kuipers	Jan 03	32,787	–	6.10	(32,787)	–	–	–
	Jan 04	29,054	–	7.40	–	–	29,054	Jan 07
	Jan 05	34,929	–	7.73	–	–	34,929	Jan 08
	Jan 06	–	38,140	9.57	–	–	38,140	Jan 09

The gross awards granted in 2003 shown above, matured in January 2006 and led to no release of shares originally awarded. There were no variations made in the terms and conditions of the plan interests during 2006.

Shares may only be released if demanding performance targets are achieved and if the participant remains in employment, except in certain "good leaver" circumstances. In relation to awards granted in 2004 and previous years, performance is measured over a three year period on the basis of TSR, comparing the Company's performance to that of the other companies in the FTSE 350 Index at the date of the award. For awards in 2005 and subsequent years, the Company's TSR will be compared to that of other companies in the FTSE 100 Index at the date of the award. See page 21 for further details. Subject to the performance criteria being met, awards may be exercised during the three-month period commencing on the third anniversary of the award dates. The awards will lapse if they are not exercised during these times.

The value, calculated in accordance with IFRS 2 – Share-based Payment, of these awards is being charged to the income statement over the three-year period to which they relate. In 2006 £1,031,257 was charged to the income statement (2005 £850,310).

2007 awards will be granted under the New LTIP after the AGM based on a share price of £11.98 per share (the share price prevailing on 26 January 2007 – the normal date on which such awards would have been granted but for the requirement to obtain prior shareholder approval for the new scheme).

PENSIONS

Set out below are details of the pension benefits to which each of the Executive Directors is entitled.

	Age at 31 Dec 06	Years and months of service at 31 Dec 06	Accrued pension entitlement at 31 Dec 06 (Per Annum)	Accrued pension entitlement at 31 Dec 05 (Per Annum)	Additional pension entitlement earned in year	Additional entitlement earned in year (in excess of inflation)
			£	£	£	£
A J Applegarth	44	23 yrs 2 mths	266,417	230,903	35,514	29,280
D F Baker	53	29 yrs 7 mths	255,306	211,250	44,056	38,352
R F Bennett	59	13 yrs 2 mths	303,334	260,000	43,334	36,314
K M Currie	50	26 yrs 5 mths	183,007	130,125	52,882	49,369
A M Kuipers	49	19 yrs 3 mths	117,104	82,125	34,979	32,762

	Transfer value of accrued pension entitlement at 31 Dec 06	Transfer value of accrued pension entitlement at 31 Dec 05	Increase in transfer value less Directors' contributions	Transfer value of increase in accrued pension entitlement in excess of inflation (less Directors' contributions)
	£	£	£	£
A J Applegarth	2,235,907	1,842,785	358,633	218,677
D F Baker	3,516,436	2,793,613	700,073	515,834
R F Bennett	6,069,333	5,131,167	915,416	705,545
K M Currie	2,129,335	1,430,644	680,442	572,279
A M Kuipers	1,245,550	837,525	389,775	343,124

The accrued pension entitlement is the amount at the end of the year that the Director would receive if he retired at age 60. The increase in the accrued pension entitlement is the difference between the accrued pension entitlement at the year end and that at the previous year end. The Listing Rules also require this to be disclosed excluding inflation.

All transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer values of the accrued pension entitlement represent the value of assets that the pension scheme would need to transfer to another pension provider on transferring the scheme's liability in respect of the Directors' pension benefits. They do not represent the sums payable to individual Directors and, therefore, cannot be added meaningfully to annual remuneration.

The increase in the transfer value less Directors' contributions is the increase in the transfer value of the accrued pension entitlement during the year after deducting the Director's personal contributions to the scheme.

The transfer value of the increase in accrued pension entitlement, required by the Listing Rules, discloses the current value of the increase in accrued pension entitlement (excluding inflation) that the Director has earned in the period, whereas the change in his transfer value, required by the Companies Act 1985, discloses the absolute increase or decrease in transfer values and thus includes the change in value of the accrued pension entitlement that results from market volatility affecting the transfer value over the year, as well as the value of the additional accrued pension entitlement earned in the year.

Including Mr Bennett's unfunded arrangement he has an estimated accrued annual pension entitlement at 31 December 2006 of £303,334, amounting to 2/3 of his full pensionable earnings.

DIRECTORS' INTERESTS IN SHARES

The following Directors held a beneficial interest in the Company's Ordinary Shares:

				Contingent Interests		
	At 27 Feb 07	At 31 Dec 06	At 31 Dec 05	At 27 Feb 07	At 31 Dec 06	At 31 Dec 05
Non Executive Directors						
Dr M W Ridley	46,150	46,150	46,150	–	–	–
N A H Fenwick	3,750	3,750	1,500	–	–	–
Sir Ian Gibson	15,000	15,000	15,000	–	–	–
N Pease	8,350	8,350	8,350	–	–	–
M J Queen	4,000	4,000	4,000	–	–	–
R A Radcliffe	–	–	–	–	–	–
Sir George Russell	6,605	6,605	36,755	–	–	–
Sir Derek Wanless	20,500	20,500	20,500	–	–	–
Executive Directors						
A J Applegarth	98,257	94,746	101,398	413,881	541,587	549,430
D F Baker	62,525	70,182	73,041	266,549	351,861	370,118
R F Bennett		63,598	65,187		351,861	370,118
K M Currie	43,746	48,694	47,074	186,225	226,693	217,811
D A Jones (appointed 1 February 2007)	25,988			94,988		
A M Kuipers	52,699	61,559	38,015	186,225	226,693	217,811

Contingent interests represent Ordinary Shares over which the Directors have conditional rights under the Bonus Matching Plan, the Deferred Share Scheme and the Long Term Incentive Plan which is subject to stringent performance criteria being met as described previously.

DIRECTORS' SHARE OPTIONS

Movements in options to subscribe for Ordinary Shares in the Company in which the Directors have an interest during the period 1 January 2006 to 31 December 2006 are as follows:

	Option type	At 31 Dec 05	Exercised in 2006	Exercise price £	At 31 Dec 06	Date from which first exercisable	Expiry date
A J Applegarth	Sharesave 4	2,273	–	7.27	2,273	1 May 10	1 Nov 10
D F Baker	Sharesave 4	1,303	–	7.27	1,303	1 May 08	1 Nov 08
R F Bennett	Sharesave 3	1,580	(1,580)	5.98	–	–	–
K M Currie	Share Option Scheme	4,854	–	6.18	4,854	1 Jun 01	1 Jun 08
	Sharesave 4	1,303	–	7.27	1,303	1 May 08	1 Nov 08
A M Kuipers	Sharesave 2	8,546	–	2.15	8,546	1 May 07	1 Nov 07
	Sharesave 4	2,273	–	7.27	2,273	1 May 10	1 Nov 10

No Executive Director option terms were varied during 2006 and no price was paid for any of the options in the table, other than the all employee Sharesave Scheme, where each Director paid £250 per month.

Options listed in the table above are H M Revenue & Customs approved schemes. The Employee Share Option Scheme was subject to an earnings per share target which was met in 2006. Options under the Sharesave Scheme do not have any performance conditions.

For each unexercised option at the end of the year, the market price of each share at 31 December 2006 was £11.78, the highest market price during the year was £12.18 (16 November 2006) and the lowest market price during the year was £9.31 (10 January 2006).

On 2 May 2006 RF Bennett exercised 1,580 share options. The market price of the shares on 2 May 2006 was £10.60. On 26 January 2007 KM Currie exercised and sold 4,854 share options. The market price of the shares on 26 January 2007 was £11.92

The specific individual interests of Executive Directors are shown in the tables above. In addition the Directors are deemed to have an interest in shares held by Trusts for various executive and other employee share schemes at 31 December 2006 as follows:

(i) Northern Rock Employee Trust holds 6,740,740 shares (31 December 2005 – 4,048,207 shares);

(ii) Northern Rock Qualifying Employee Share Ownership Trust holds 600,852 shares (31 December 2005 – 1,117,287 shares); and

(iii) Northern Rock Trustees Limited holds 85,708 shares (31 December 2005 – 287,252 shares).

Nichola Pease

Chairman, Remuneration Committee

27 February 2007

COMMUNITY AND ENVIRONMENTAL REPORT

INTRODUCTION

We have had a transparent approach to our reporting on Corporate Social Responsibility (CSR) for many years. This year we are not producing a summary hard copy Community Report but instead are providing this fuller summary. We have also updated the format and content of our web site, which provides full details of our CSR policies and performance. This is available at http://companyinfo.northernrock.co.uk/investorrelations/corporatereports.asp

Our CSR reporting is broken down into a number of sections and the key activities within each area are summarised below:

ENGAGEMENT

Northern Rock has a policy of active communication and as part of this process management are regularly engaged in verbal, face-to-face and written communications with a variety of stakeholders.

It is particularly pleasing when independent third parties recognise the work we do and the key points from 2006 are:

- **DTI Research** – In an independent assessment by the DTI based on our 2005 Annual Report and Accounts, Northern Rock was cited as one of the higher performing UK owned companies. This highlighted that our staff and assets are used effectively, create wealth and provide a sustainable performance for our stakeholders.
- **Ethical Investment Research (EIRIS)** – During the year we engaged in two way communication with EIRIS, the principle organisation in the assessment of company performance in CSR issues. It is pleasing to note that our work on customer related issues and key environmental performance indicators were highlighted as areas where improvements had been made.
- **FTSE4GOOD** – This index is designed to measure the performance of companies that meet globally recognised corporate responsibility standards and we are delighted to be included in their UK, European and Global Indices, with "pass" ratings received in all appropriate areas.
- **Award Nomination** – Northern Rock was short-listed in the IR (Investor Relations) Magazine for "Best Practice in Corporate Social Responsibility".

In addition to this recognition we also engaged with Times 100, producing a case study on "Pursuing a Growth Strategy" for use by both students and teachers in a wide variety of studies for National Curriculum subjects.

GOVERNANCE AND ACCOUNTABILITY

Northern Rock regards adherence to the principles of good corporate governance to be of the utmost importance and full details are included in the Corporate Governance Report on pages 13 to 17.

Key points from 2006 are:

- **Corporate Governance Day 2006** – On 1 November 2006 the Chairman, Senior Independent Director and Chief Executive met a number of stakeholders as part of our commitment to hold regular Corporate Governance Days.
- **The Banking Code** – Northern Rock follows The Banking Code. It provides valuable protection for customers and explains how financial institutions are expected to deal with them day to day and in times of financial difficulty.
- **Risk Management** – Northern Rock's risk management framework is designed to maintain and continually improve the established processes and tools for the identification, assessment, control and monitoring of existing and future risks.

  The management of risk within Northern Rock is embedded within the business, with responsible individuals being empowered to manage the risks within a framework of policies, procedures and delegated authorities established by the Board and senior management. A process of regular risk reporting provides evidence of control, supervision and monitoring by the business.
- **Disposal of confidential waste from Northern Rock Sites** – Northern Rock has robust procedures in place for the disposal of confidential waste from all our sites. All confidential waste is shredded and certificates of destruction are issued for all consignments. The process is audited regularly by CSR staff.
- **Financial Services Authority ("FSA")** – Northern Rock works closely with the FSA and had numerous meetings with officers throughout the year, particularly in relation to Basle II and market practices.

BUSINESS ETHICS AND HUMAN RIGHTS

In the same way that the Company adheres to the principles of good corporate governance it is also important that all staff should know what standards of conduct are expected from them.

Our relationship with shareholders, customers and other stakeholders is of paramount importance to us and to retain their trust and faith in us our staff must act in an appropriate manner at all times. Our Code of Business Ethics and Human Rights, therefore, forms a key element in the way we conduct business and we believe that the Code is designed to be beneficial to all stakeholders.

Work done this year in this area includes:

- An updated draft Code of Ethics and Human Rights has been produced and will be adopted formally in 2007. This will be followed by a Supplier Code of Conduct and Ethics. Human Rights and Diversity are integral to both Codes.
- Age Discrimination Regulation implications have been introduced and embedded into corporate procedures.
- A further review of "accessibility" to the Company's website has been undertaken and improvements will be initiated in 2007.

WORKPLACE

Northern Rock's employees are fundamental to the continued success of Northern Rock.

We strive to be the employer of choice and look continuously to improve staff retention initiatives, staff recruitment, training, pay and benefits.

COMMUNITY AND ENVIRONMENTAL REPORT (continued)

Key points from 2006 are:

- Further development of the Graduate Training Scheme with an intake of 24 this year.
- Introduction of a Modern Apprenticeship Scheme for trainee clerical staff.
- Continued support for the AMICUS full time representative based on site at Head Office.
- Introduction of extended sickness management procedures supported by an Employee Assistance Programme and an on site occupational health and physiotherapy service.
- Our commitment to creating employment opportunities in the North East of England was once again demonstrated by the commencement of a £40m redevelopment of the original Head Office building in Gosforth, Newcastle upon Tyne and detailed negotiations for a £60m office at Rainton Bridge, Sunderland. Completion of both schemes is planned for 2008.

MARKETPLACE

Northern Rock is committed to profitable growth in high quality business and seeks to meet the increased service expectations of customers. We have a number of training programmes for staff to support the provision of excellent service at all points of the customer journey and we continue to strive for improvements in all areas. It is pleasing to note that our efforts have been rewarded by a number of industry awards. These include "Outstanding Industry Achievement", Hampton's International, "Brightest new star", North East Contact Centre of the Year Awards and "Best Provider of Lifetime Mortgages", Mortgage Introducer Awards.

Key points from 2006 are:

- **Treating Customers Fairly** – The high level principles outlined by the FSA require that all regulated firms treat their customers fairly. The fair treatment of customers is central to consumers having confidence in the financial services industry.

  Significant progress has been made in raising standards in recent years to improve the fair treatment of customers and we believe that our programme of continued customer research and engagement will allow us to build on our successes.

- **Responsible Lending** - Northern Rock's approach to lending is pragmatic and aims to reinforce the principles of responsible lending and affordability in line with FSA Regulations, without becoming intrusive.

  Our salesforce, at the point of interview, check outgoings and conduct assessments on the basis of the information received – all of which is duly recorded. Intermediaries are asked to complete the "Confirmation of Affordability" section in the application form (which is alongside all other regulatory information required from the intermediary).

- **Mortgage Regulation** - Northern Rock seeks to comply with all aspects of mortgage regulation. It is a requirement of mortgage regulation to keep borrowers with regulated loans fully apprised of any arrears position and subsequent consequences. All loans that fall into arrears are treated individually and all decisions made are based on the circumstances of the customer. The company has adopted the same approach to both regulated and non-regulated loans, ensuring that all customers are treated fairly.

- **Mortgage Arrears Position** – Northern Rock's arrears position is consistently half the UK average. This is attributed to both our front end lending policy decisions which ensures that our customers can afford their loans and also the support we provide when difficulties arise.

- **Lifetime Mortgages** - Northern Rock has developed a number of products to enable elderly homeowners who may be "asset rich but cash poor" to release capital. These include Equity Release, Cash Plus Lifetime Mortgage, Protected Equity Mortgage and an Age Concern Lifetime Mortgage.

- **Growth in Branch Outlets** – Northern Rock currently has 56 full branches and 16 mortgage only branches. In February 2007, mortgage branches will also start to offer a limited range of savings products. Additional branches will be opened in key centres as and when suitable opportunities arise.

COMMUNITY

Following Northern Rock Building Society's conversion to a plc in October 1997 we donate 5% of pre-tax profits to The Northern Rock Foundation under a Deed of Covenant. The Foundation is an independent grant making organisation where donations are used to support community and charitable causes in the North East of England and Cumbria. Further details of the initiatives of the Foundation can be found on page 33.

In addition to the Foundation we are involved with a number of other "community" initiatives:

- **Northern Rock Charity Committee** – The Corporate Charity for 2006, selected by our staff, was Tiny Lives – The Neonatal Unit at the Royal Victoria Infirmary, Newcastle upon Tyne. Staff throughout the Company were active in raising funds through a wide range of events, all of which are "double matched" via the Foundation. This year's total was over £373,000.

  A full-time Charity Co-ordinator has been appointed to assist with the organisation of the events for the Corporate Charity in 2007 and beyond.

- **Payroll Giving** – 7% of our staff donate to charity via payroll giving. We have achieved Silver Award Status with the Charities Trust.

- **Northumberland Wildlife Trust** – Our Graduate Trainees are encouraged to support the local community and this year helped Northumberland Wildlife Trust dam drainage ditches at Holburn Moss, so water would be retained in a peat bog, encouraging growth of diverse plant species.

COMMUNITY AND ENVIRONMENTAL REPORT (continued)

- **Road and Transport Improvements** – As part of our commitment to improve the transport network around our Gosforth Head Office we have funded a number of pedestrian crossings to improve safety.

ENVIRONMENT

We are committed to ensuring that environmental awareness and best practice form an integral part of our corporate thinking. We consider the key environmental impacts arising from our corporate operations to be the use of energy, carbon dioxide emissions, waste, water use, corporate transport and staff transport to work.

- **Energy** – In line with Government targets to reduce emissions by 20% between 1990 and 2010 we have actively managed carbon dioxide outputs from the Company since 1996. At that time our output was 3.10 tonnes per employee and in 2006 it was 0.42 tonnes, a decrease of 61% on 2005 and further demonstration of our commitment to efficiency and sustainability.

- **Waste** – Northern Rock follows the principles of "Reduce, Reuse and Recycle". We have improved operational procedures and enhanced IT systems to minimise paper waste. Furniture and equipment that are no longer required are donated to local schools, charities and community groups. All our paper waste, cardboard and pamphlets are recycled following destruction. There are also recycling schemes in place in Head Office sites for plastic bottles, plastic cups, aluminium cans, waxed paper cups, toner cartridges, computer consumables, glass and mobile phone batteries.

  In advance of the Implementation of the EU Directive on Waste Electrical and Electronic Equipment (the WEEE Directive) a secure licensed disposal contract has been established with a national contractor.

  Our recycling rate for waste is 61% and our total waste output has remained the same as last year.

- **Water** – We benchmark and target our water use against the DEFRA corporate environmental reporting guidance for offices which is $0.05m^3$ per employee per working day. During 2006 our corporate figure was $0.0358m^2$ per employee per working day.

- **Corporate Transport** – The demand for business travel is greater than ever and the Company has continued to seek methods to control carbon dioxide emissions from Company transport activities by:
  - Promoting our corporate transport policy
  - Reducing corporate transport mileage wherever practical
  - Continuing to introduce revisions to the corporate transport fleet including the use of dual fuel and electric vehicles
  - Promoting the use of conference call facilities within Head Office sites

- **Transport Plan Management** – We recognise that staff have an impact on the environment as a result of the way they travel to and from work. We have a number of schemes and incentives in place to encourage staff to use alternatives to single person car journeys.

  To monitor car usage a further staff transport survey was conducted during 2006 and this showed a marginal decrease in car drivers of 0.5%, to 49.9% of staff. Our long-term target is 40%.

TARGETS AND OBJECTIVES

CSR is integral to our whole approach to business and as such we look to make continued improvements so long as they make sound business sense. Whilst some of our future plans have been identified in this summary, our website sets out key objectives and targets for the next three years.

OPERATING AND BUSINESS REVIEW

DESCRIPTION OF THE BUSINESS

Northern Rock is a specialised lender whose core business is the provision of secured residential lending, secured commercial lending and unsecured personal finance in the UK. Funding is obtained from both on-shore and off-shore personal savings, wholesale money markets, from the securitisation of loans and from covered bonds. Income is also generated from the sale of third party insurance products.

Residential mortgage and retail savings products are distributed to retail customers through a diversified distribution network with an emphasis on cost efficiency. The network consists of 72 branches and mortgage centres, postal, telephone and internet operations. A large proportion of our residential mortgage business is sourced indirectly via independent financial advisers and the introducer market.

All lending activities are carried out in the UK, whereas funding, particularly non-retail funding, is attracted globally.

NORTHERN ROCK'S OBJECTIVES AND STRATEGIES

Efficiency is paramount to the Northern Rock business strategy. Cost efficiency enables competitive pricing for both savings and lending products, leading to volume and income growth supporting further improvements in cost ratios. Capital efficiency is achieved by optimising the use of debt and equity capital as well as by the securitisation of loans.

Northern Rock has well established strategic targets against which its financial performance is monitored. These targets, which were all achieved on an underlying basis in 2006, are set out in the following table:

	Strategic Targets	**2006 Performance**		**2005 Performance**	
		Reported	**Underlying**	**Reported**	**Underlying**
Growth in total assets	20% +/- 5%	22.1%	23.9%	27.5%	24.9%
Growth in profits attributable to all shareholders	20% +/- 5%	31.2%	19.1%	(2.8%)	13.6%
Return on equity	20% - 25%	23.5%	21.9%	19.3%	20.8%

Following the introduction of International Financial Reporting Standards ("IFRS"), the balance sheet and income statement are subject to a certain amount of volatility. This particularly arises from accounting for hedges which although economically effective are deemed under IFRS rules to be ineffective. In addition, volatility arises from fair value movements on derivatives taken out to minimise risk in respect of certain financial liabilities and instruments included in non shareholders' equity which themselves are not subject to fair value treatment. Where appropriate, such volatility is separately identified in the review of financial and operating results to enable underlying performance to be separately identified. Underlying total assets also exclude the fair value of derivative instruments due to volatility in such values. Further detail is given on page 45.

DISTRIBUTION NETWORK

Northern Rock distributes products through multiple channels, with all channels focused on sales activity and the administration of mortgages and savings products delivered though efficient centralised units. The distribution network is targeted to achieve volume growth, principally in residential mortgage lending and insurance sales, and to support the Group's retail funding objectives. Developments in the network have focused on delivering the needs of both introducers and direct customers in a cost efficient manner.

Key features of our distribution network for the Group's products are set out below:

Intermediaries

Distribution through intermediaries accounted for approximately 89% of new mortgage lending in 2006 as compared with 90% in 2005. Northern Rock has developed excellent relationships with both large firms of introducers and "groups" of smaller intermediaries, giving wide access to national mortgage distribution. Depending on the arrangements in place between Northern Rock and a particular intermediary, they are compensated for introducing mortgage business in line with general market practice. Management expects that strong relationships with intermediaries will continue to be an important element of Northern Rock's distribution strategy.

Northern Rock Online

90% of intermediary business is routed via the Northern Rock Online system. The system allows intermediaries to input their clients' details and obtain instant online decisions before proceeding through to full application. Intermediaries are then updated on the progress of each of their cases via automatic e-mail updates.

Branches

Traditionally branches were a major source of mortgage lending and retail funding for retail banks. In recent years Northern Rock achieved volume growth and geographical spread in its core markets through alternative and more cost efficient distribution means which resulted in a reduction in its branch network, which was located mainly in the North of England. However, there are opportunities to increase sales through branches and Northern Rock will open a small number of new outlets in selected geographic locations to take advantage of this potential.

Northern Rock has 72 branches which offer core residential mortgage and retail savings products (excluding postal and telemarketing products), personal lending and third party insurance.

Telemarketing

Telemarketing plays an increasingly important role in generating retail funding and new residential mortgage lending.

Northern Rock Direct is a telephone-based direct marketing and selling operation. It sells mortgages and associated third party insurance products through telephone contact with customers initiated by advertising and inclusion of products in "best buy" tables featured in most national and regional newspapers.

Northern Rock also operates a standalone mortgage retention unit which is key in retaining existing customers.

Postal Retail Funding

Postal accounts play an important role in generating new retail funding. Postal funding incorporates ISA products – for those that look for tax efficient savings, Fixed Rate Bonds – for those looking to obtain a longer term guaranteed rate, and Northern Rock's Silver Savings range – for savers over the age of 50.

Offshore Retail Funding

Since 1996 Northern Rock has enhanced its retail funding franchise by extending distribution geographically into new markets where there are opportunities to grow new business. Northern Rock now operates a branch in Ireland, with an office in Dublin and a subsidiary company, Northern Rock (Guernsey) which is located in the Channel Islands. More recently, Northern Rock extended its retail funding distribution into Continental Europe, opening Northern Rock Savings Bank in Denmark on 7 February 2007.

Regional Commercial Lending Centres

Northern Rock operates a specialist team of Development Managers and support staff for its Commercial Lending business and these are based from 7 Regional Commercial Lending Centres. This team interacts both directly with customers and specialist intermediaries.

FINANCIAL HISTORY

Northern Rock aims to maintain high and profitable growth whilst retaining a low risk profile. This is evident in Northern Rock's demonstrable record of high asset and profit growth.

TOTAL ASSETS


120
100
80
60
40
20
-0
£bn
Statutory
Underlying
2001
2002
2003
2004
2005
2006

Note: The table above shows the growth in total assets of Northern Rock since 2001. Total assets for 2001 to 2003 represent assets under management, which comprised total balance sheet assets plus non-recourse finance. There is no difference between total assets and assets under management in 2004 to 2006 following the introduction of IFRS.

COMPOSITION OF STATUTORY BALANCE SHEET AT 31 DECEMBER 2006


Assets £101.0bn
1%
9%
13%
77%
Liquid assets
Residential mortgages
Other advances
Other


Liabilities £101.0bn
4%
4%
6%
22%
40%
24%
Retail
Wholesale
Securitised bonds
Covered bonds
Capital
Other

The low risk nature of Northern Rock's balance sheet is reflected in the mix of assets, with 77% of total assets represented by secured residential mortgages. These assets are funded through a well diversified range of funding sources, comprising on-shore and off-shore retail funding, wholesale funding, securitisation and covered bonds. All of our funding arms performed well during 2006, with improvements in pricing for issues from both our securitisation and covered bond programmes.

At 31 December 2006, total assets on a statutory and an underlying basis (excluding fair value adjustments) exceeded £100 billion for the first time. On an underlying basis, total assets were 23.9% higher than at the previous year end and on a statutory basis increased by 22.1%.

SHAREHOLDER PROFIT


400
350
300
250
200
150
100
50
-0
£m
Statutory
Underlying
2001
2002
2003
2004
2005
2006

Note: The table above shows the growth in profit attributable to equity shareholders since 2001. For 2001 to 2003 attributable profit was prepared under UK GAAP. For the periods after 2003, statutory attributable profit is stated under IFRS. For 2004 underlying results, attributable profit is based on unaudited proforma 2004 results. Proforma results incorporate the impact of IFRS, where it was possible to determine what the impact would have been if the accounting changes had been effective in 2004. The proforma results shown for 2004 include the impacts of changes to accounting rules relating to effective interest rate and the reclassification of certain financial instruments from debt to equity, but exclude the effects of hedge accounting under IFRS which differs from that applied under UK GAAP.

During 2006, the strategic target range for annual growth in underlying profits attributable to all shareholders was increased to 20% +/- 5%, on a like for like basis (from 15% +/- 5%) recognising that it is likely to take a couple of years to achieve the centre of this range. In addition, the return on equity target range increased to 20% - 25%. This increase reflects the robustness of Northern Rock's business model.

LENDING

During 2006, Northern Rock achieved record levels of total lending. Total gross lending was £32,989 million, an increase of 22.7% (2005 - £26,879 million), with total net lending of £16,621 million, an increase of 14.2% (2005 - £14,555 million). Prospects for 2007 are good, with a total opening pipeline of £6,230 million (1 January 2006 - £5,300 million) including a residential lending pipeline of £5,815 million (1 January 2006 - £4,779 million), an increase of 21.7%.

An analysis of new lending by portfolio is set out in the following table:

	Residential £m	Commercial £m	Unsecured £m	Total £m
2006				
Gross	28,972	423	3,594	32,989
Net	15,090	40	1,491	16,621
Closing balances	77,292	1,560	7,277	86,129
2005				
Gross	23,618	408	2,853	26,879
Net	13,350	5	1,200	14,555
Closing balances	62,257	1,523	5,789	69,569

Note: Gross and net lending represents net cashflows excluding fair value adjustments. Closing balances are stated including fair value adjustments.

The composition of our lending portfolios has continued to be low risk. At 31 December 2006, 90% of our loans to customers were residential secured loans (31 December 2005 - 90%), 2% commercial secured loans (31 December 2005 - 2%) and 8% within our personal unsecured portfolios (31 December 2005 - 8%). This mix is not expected to change significantly going forward.

RESIDENTIAL - UK MARKET

The UK residential lending market remained buoyant throughout 2006 resulting in gross lending for the year of £345 billion, an increase of 20% over the £288 billion seen in 2005. Gross lending associated with house moving represented around 60% of lending with 40% driven by remortgage activity. Remortgage activity reflects increased market liquidity following the removal of overhanging early repayment charges. UK residential net lending in 2006 at £111 billion represented an increase of 22% (2005 - £91.3 billion) supported by higher levels of house moving and average house price inflation of around 10%.

The buy to let market continues to be strong, representing approximately 10% of UK gross residential lending. This market will continue to be supported by demand, particularly from pre first time buyers, for student accommodation and from migrant workers.

We expect gross lending in 2007 to be a little higher than 2006, with house price inflation broadly in line with increases in earnings. Lending volumes will continue to be supported by favourable economic conditions, healthy volumes of housing transactions, buy to let and continued remortgage business. These conditions will provide a substantial and robust gross lending market for us to be able to achieve our lending targets.

RESIDENTIAL - NORTHERN ROCK PERFORMANCE

Residential mortgage lending represents Northern Rock's core activity and accounts for 90% (2005 - 90%) of loans to customers. Northern Rock consistently achieves high levels of residential lending, which has resulted in a market share of net residential lending at around twice natural share of stock.

We achieved gross residential lending of £28,972 million (2005 – £23,618 million) and net residential lending of £15,090 million (2005 – £13,350 million), representing increases of 22.7% and 13.0% respectively. The following table sets out our market share statistics for each of the last four years:

Residential lending market shares	2003 FY	2004 FY	2005 FY	2006 H1	2006 H2	2006 FY
Gross lending	5.4%	6.8%	8.1%	7.8%	8.7%	8.3%
Redemptions	4.1%	4.5%	5.1%	5.9%	5.9%	5.9%
Net lending	7.7%	11.2%	14.5%	12.2%	14.4%	13.4%
Closing balances	4.8%	5.5%	6.4%	6.7%	7.1%	7.1%

Our residential lending performance shows the success at growing gross market share and containing levels of redemptions through our customer retention process and fair and transparent policy of allowing existing customers, subject to their contractual terms, to transfer their loan to any product available to new borrowers. Our approach to customer retention, which is unique amongst the major volume mortgage lenders, means that we do not need to significantly grow our gross lending volumes from new customers to achieve our stated asset growth targets. We intend to improve our retention performance in respect of home movers both for direct business and through intermediaries.

Our distribution network continues to evolve as our business grows. In 2006, 89% of our mortgage business was sourced via the intermediary market (2005 – 90%) with 90% of this business being conducted on-line by the end of the year, benefiting service levels and operational efficiency. We will continue to develop our on-line facilities and intend to roll out e-commerce options for direct and product transfer customers during 2007.

We will continue to strengthen our key account relationships with major intermediary groups as well as opening up opportunities with new intermediaries. At the same time we intend to increase our branch sales network to up to 100 branches over the next 3 to 4 years, with new branches in major centres of population. We will also continue to invest in our Northern Rock Direct telephone operation to enhance our direct lending activities.

We offer customers a wide range of innovative and attractive products comprising lifestyle products and traditional price-led products with a planned mix of approximately 40% and 60% of new lending respectively. Most of our products have inbuilt flexibility giving customers the opportunity to overpay, make redraws and, subject to advance agreement and after a qualifying period, take payment holidays, provided that their account is fully up to date.

Our lifestyle products, which are margin enhancing, comprise our "together" family of products, Lifetime and residential Buy to Let mortgages. The "together" products combine a secured and unsecured loan at one interest rate and one monthly payment. Our Lifetime range is aimed at homeowners aged 60 and over who wish to utilise equity in their homes to enhance their lifestyle. Residential Buy to Let lending is focussed on lending to small portfolio borrowers rather than single applicant landlords. An analysis of lifestyle lending is set out in the following table:

Lifestyle lending	Together	Lifetime	Buy to let	Total
2006				
% share of new lending	31.4%	0.9%	7.3%	39.6%
% share of closing balances	23.4%	2.7%	5.7%	31.8%
2005				
% share of new lending	28.7%	1.4%	7.1%	37.2%
% share of closing balances	20.6%	3.0%	4.9%	28.5%

The following analysis of mortgage lending is based on total gross lending in each year.

	2006	2005
	%	%
Type of lending		
Fixed rate (long term – over 2 years)	23	29
Fixed rate (short term – up to and including 2 years)	33	25
Discount	5	8
Cashback	–	1
Together	31	29
Lifetime	1	1
Buy to Let	7	7
Type of customer		
First time buyer	24	24
Next time buyer	44	39
Remortgage	32	37
Geographic spread		
North	14	15
Scotland/Northern Ireland	10	10
Midlands	26	25
South	50	50

Of our traditional price-led mortgage products, fixed rate mortgages remained the most popular with 33.0% (2005 – 25.3%) of total new lending accounted for by short term fixed rate products up to two years, and 22.5% (2005 – 28.8%) by longer term fixes, normally up to five years. The increased demand for short term fixed rate products reflected customer demand for protection against anticipated increases in interest rates.

Overall, the profile of our new lending has remained low risk despite strong growth in volumes. Lending to first time buyers remained stable as a proportion of new lending at 24% (2005 – 24%), a reduction from the first half at 27%, as we adjusted our risk appetite. 76% (2005 – 76%) of new customers continued to have a proven mortgage payment track record. Consistent with this trend, the average Loan to Value ("LTV") ratio of new lending in 2006 has remained the same as in 2005 at 78%. New lending at or below 90% LTV improved to 78% (2005 – 70%) of completions. The average indexed LTV of our mortgage book at the year end was 60% (31 December 2005 – 58%) which continues to provide strong cover in the event of default. In line with house price increases, our exposure to large loans has increased with 5.1% of new loans by value over £500,000 (2005 – 3.4%). The credit risk on this lending remained excellent with such loans attracting an average LTV of only 73%. New lending continued to be geographically spread across the UK in line with the demographics of the population.

We will be offering mortgage products for the near prime, sub prime and self certified markets on behalf of Lehman Brothers from March 2007. We will not take any credit risk nor will we administer the loans post completion, but will generate income for their origination. By offering such products we will complement our existing product portfolio and gain access to mortgage intermediaries with whom we currently have no relationship, thereby expanding our distribution network.

CUSTOMER SATISFACTION

Northern Rock launched an extensive Customer Research Programme towards the end of 2005. The programme was designed not only to provide evidence of our fair treatment of customers, but also to objectively measure the customer experience across a range of product areas, with a view to identifying potential areas for further improvement.

Over 3,500 customers have been interviewed so far. The results overall have been very positive, and help us to target key areas for further improvement – an important strategy which enables us to continuously develop our customer proposition.

Customer satisfaction levels are shown below, along with an arguably stronger measurement of satisfaction; advocacy.

	2006	**2005**
Satisfaction	92%	89%
Likelihood to recommend	96%	94%

UNSECURED

Our personal unsecured credit portfolios comprise the unsecured element of "together" lending and standalone unsecured loans not linked to a residential mortgage. An analysis of lending volumes on the separate elements of our unsecured portfolios is shown in the following table:

	Standalone Unsecured £m	**Together Unsecured £m**	**Total £m**
2006			
Gross	2,332	1,262	3,594
Net	782	709	1,491
Closing balances	4,221	3,056	7,277
2005			
Gross	1,970	883	2,853
Net	744	456	1,200
Closing balances	3,408	2,381	5,789

The growth in standalone unsecured gross lending slowed in line with the number of borrowers who satisfy our credit score and our risk appetite. Net lending stabilised as the portfolio matures and redemptions and repayments naturally increase.

Volumes of new "together" unsecured lending increased broadly in line with the growth of "together" mortgage lending with the unsecured element remaining around 13% of combined "together" advances.

COMMERCIAL

Competition in the commercial secured lending market remained strong throughout 2006, with certain lenders being particularly aggressive on price and LTV levels at which they are prepared to lend. Both gross and net lending within our commercial lending portfolio remained constrained as a result of maintaining our emphasis on quality rather than volume of lending. Gross lending in the year amounted to £423 million (2005 – £408 million) with net lending of £40 million (2005 – £5 million).

Included within advances secured on residential property are £1.0 billion (2005 – £0.8 billion) of loans secured on commercial Buy to Let portfolios, which are managed within our commercial lending operation.

FUNDING

Northern Rock has four distinct funding arms enabling it to attract funds from a wide range of customers and counterparties on a global basis. In recognition of our broad and innovative access to a cost effective and diverse capital markets investor base, Northern Rock was awarded the prestigious International Financing Review's 2006 Financial Institution Group Borrower of the Year award.

Flows of new funding and closing balances are shown in the following table:

	Retail	Non-Retail	Securitisation	Covered Bonds
2006	**£m**	**£m**	**£m**	**£m**
Net flow	2,527	2,876	10,628	2,733
Closing balances	22,631	24,240	40,226	6,202
2005				
Net flow	2,809	2,317	8,831	2,378
Closing balances	20,104	22,253	31,156	3,830

Note: Net flow represents net cashflows excluding fair value adjustments. Closing balances are stated including fair value adjustments.

RETAIL

Retail funding comprised a net inflow of funds of £2.5 billion, including interest credited of £577 million. This builds on the successful funding in 2005, again demonstrating the strength and diversity of our retail franchise. Closing balances comprised:

	2006	2005
	£m	**£m**
Branch accounts	5,573	5,115
Postal accounts	10,201	8,714
Internet accounts	2,225	2,048
Offshore accounts	3,614	2,965
Telephone accounts	527	699
Legal & General branded accounts	491	563
Total retail balances	22,631	20,104

Funding during the year was largely into our Silver Savings accounts, which are available on-line, via post and through our branch network, Fixed Rate bonds and our Irish based accounts. Balances in our Ireland operation rose to £1,520 million (31 December 2005 – £1,025 million), with £2,094 million (31 December 2005 – £1,940 million) in our Guernsey based off-shore subsidiary. In February 2007, we launched our new retail funding operation in Denmark, supplementing our diverse retail franchise.

NON-RETAIL

Our non-retail funding provides a balanced mixture of short and *medium term* funding with increasing diversification of our global investor base. Following substantial inflows from securitisation during the first half, we repaid net £2.3 billion, mainly short term funds. In the second half we raised a net £5.2 billion, leading to a full year net funding of £2.9 billion.

During the year, we raised £3.2 billion medium term wholesale funds from a variety of globally spread sources, with specific emphasis on the US, Europe, Asia and Australia. This included two transactions sold to domestic US investors totalling US$3.5 billion. In January 2007, we raised a further US$2.0 billion under our US MTN programme.

Key developments during 2006 included the establishment of an Australian debt programme, raising A$1.2 billion from our inaugural issue. This transaction was the largest debut deal in that market for a single A rated financial institution targeted at both domestic Australian investors and the Far East.

In August 2006, our long term credit rating with Standard & Poor's was increased one notch to A+, supported by our £400 million preference share issue and a second Whinstone transaction. Our current credit ratings are set out in the following table:

	Standard & Poor's	Moody's	FitchIBCA
Short term	A1	P-1	F1
Long term	A+	A1	A+

SECURITISATION

Funding through securitisation has remained an important part of Northern Rock's funding strategy. During 2006, four residential mortgage-backed issues were completed raising £17.8 billion gross (£10.5 billion net) through our Granite vehicles. The characteristics of the mortgages securitised, in terms of product type, LTV and geographic distribution remain similar to those of our non-securitised mortgages. We continue to diversify our investor base aided by comprehensive global investor roadshows. The Granite issuances continue to price at lower spreads than earlier deals and significantly below maturing older deals.

In 2007 to date, we have completed a £6.1 billion residential mortgage-backed securitisation issue, which was heavily oversubscribed.

At 31 December 2006, securitised notes amounted to £40.2 billion (31 December 2005 – £31.2 billion), representing 43% (31 December 2005 - 40%) of our total funding portfolios. This proportion is expected to stay broadly stable going forward.

COVERED BONDS

In 2006 we increased the size of our covered bond programme established in 2004 to €20 billion and raised €4 billion (£2.7 billion) from two benchmark issues. Covered bonds continue to provide further diversification of our investor base while at the same time lengthening the maturity profile of our funding. We have issued covered bonds in a range of maturities from 5 to 15 years with a current weighted average maturity of 7.1 years. The covered bonds are secured by a pool of ring-fenced residential mortgages. The majority of the credit risks associated with these loans have subsequently been transferred into the capital markets by means of synthetic securitisation transactions providing further capital benefits.

2006 FINANCIAL PERFORMANCE AND POSITION

TOTAL INCOME AND MARGINS

Summary income statements shown on a reported statutory basis and on an underlying basis for 2006 and 2005 are set out as follows:

	2006		
	Statutory	Adjustments	Underlying
	£m	£m	£m
Net interest income	849.1	(26.1)	823.0
Other income	152.8	–	152.8
Net hedge ineffectiveness and other unrealised fair value gains and losses	14.9	(14.9)	–
Total income	1,016.8	(41.0)	975.8
Administrative expenses	(277.5)	–	(277.5)
Covenant to The Northern Rock Foundation	(31.4)	2.0	(29.4)
Operating expenses	(308.9)	2.0	(306.9)
Impairment losses on loans and advances	(81.2)	–	(81.2)
Profit before taxation	626.7	(39.0)	587.7
Income tax expense	(183.7)	11.5	(172.2)
Profit for the year	443.0	(27.5)	415.5
Attributable to:			
Appropriations	48.5	–	48.5
Profit attributable to equity shareholders	394.5	(27.5)	367.0
Total	443.0	(27.5)	415.5
Earnings per share	94.6p		88.1p

	2005		
	Statutory	Adjustments	Underlying
	£m	£m	£m
Net interest income	752.3	(45.5)	706.8
Other income	129.0	-	129.0
Net hedge ineffectiveness and other unrealised fair value gains and losses	(56.4)	56.4	-
Total income	824.9	10.9	835.8
Administrative expenses	(249.4)	-	(249.4)
Covenant to The Northern Rock Foundation	(24.7)	(0.5)	(25.2)
Operating expenses	(274.1)	(0.5)	(274.6)
Impairment losses on loans and advances	(56.6)	-	(56.6)
Profit before taxation	494.2	10.4	504.6
Income tax expense	(144.9)	(3.0)	(147.9)
Profit for the year	349.3	7.4	356.7
Attributable to:			
Appropriations	48.6	–	48.6
Profit attributable to equity shareholders	300.7	7.4	308.1
Total	349.3	7.4	356.7
Earnings per share	72.5p		74.3p

Underlying results include the interest related fair value movements on forward exchange contracts and all periodic interest settlements on all derivative contracts, whether or not designated within an accounting hedge relationship. Excluded from underlying results is the impact of hedge accounting ineffectiveness on derivatives and associated hedged items where fair value hedge accounting has been obtained, gains and losses on non-hedging derivatives and translation gains and losses on underlying instruments in economic hedging relationships.

2006 reported statutory profit before taxation for the year increased by 26.8% to £626.7 million with profit attributable to equity shareholders increasing by 31.2% to £394.5 million. On the same basis return on equity was 23.5% (2005 - 19.3%) and the return on mean risk weighted assets 1.38% (2005 - 1.22%).

Based upon 2006 underlying results and the 2005 underlying results, profit before taxation increased by 16.5% to £587.7 million with profit attributable to equity shareholders increasing by 19.1% to £367.0 million. On the same basis return on equity was 21.9% (2005 - 20.8%) and the return on mean risk weighted assets 1.28% (2005 - 1.26%).

TOTAL INCOME AND INTEREST MARGIN AND SPREAD

The following table reconciles net interest income and total income on a reported statutory and underlying basis (excluding hedge ineffectiveness) for 2006 and 2005.

	Statutory 2006 £m	**Underlying 2006 £m**	**Statutory 2005 £m**	**Underlying 2005 £m**
Net interest income	849.1	823.0	752.3	706.8
Other income	152.8	152.8	129.0	129.0
Net hedge ineffectiveness and other unrealised fair value gains and losses	14.9		(56.4)	
Total income	1,016.8	975.8	824.9	835.8
Total income: mean total assets	1.11%	1.08%	1.12%	1.15%
Total income: mean risk weighted assets	3.56%	3.42%	3.34%	3.41%
Interest margin	0.96%	0.93%	1.03%	0.97%
Interest spread	0.80%	0.77%	0.87%	0.81%

Note: Interest margin has been calculated by reference to average interest earning assets excluding fair value adjustments. Average balances have been calculated on a monthly basis. Interest spread represents the difference between interest receivable as a % of average interest earning assets, excluding fair value adjustments, and interest payable as a % of average interest bearing liabilities, excluding fair value adjustments.

For the purpose of calculating interest margin and spread, average balances for assets and liabilities denominated in foreign currencies, where these have been economically hedged, are based on the contract rate implicit in the associated hedging instrument.

On a statutory basis, total income in 2006 amounted to £1,016.8 million, representing an increase of 23.3% over statutory total income in 2005. On this basis the ratio of total income to mean total assets at 1.11% compares with the 2005 ratio of 1.12%. Total income as a proportion of mean risk weighted assets at 3.56% compares with the 2005 ratio of 3.34%.

On an underlying basis total income in 2006 amounted to £975.8 million, representing an increase of 16.8% over underlying total income in 2005. On this basis, the ratio of total income to underlying mean total assets at 1.08% compares with the 2005 ratio of 1.15%. Total income as a proportion of mean risk weighted assets at 3.42% compares with the 2005 ratio of 3.41%.

Statutory interest margin at 0.96% and statutory interest spread 0.80% compares with the 2005 ratios of 1.03% and 0.87% respectively.

On an underlying basis net interest margin was 0.93% and net interest spread 0.77%, compared with 0.97% and 0.81% in 2005. The majority of this reduction was seen in the first half of 2006 when margin and spread were 0.89% and 0.75%. During 2006, 3 month Libor was on average 21bps higher than Bank Base Rate with the gap 14bps in the first half increasing to 28bps in the second half, which together with the additional costs in 2006 of the Whinstone transactions resulted in a negative drag on net interest income. These negative effects were partially offset by the benefit of funding received from the issue of Preference Shares in 2006 (with no offsetting interest expense) and gains realised on available for sale assets. Excluding these effects, retail spreads on our core business remained relatively stable during 2006.

Other income primarily comprises commissions and administration fees. Commissions are generated on sales of third party products such as building and contents and payment protection insurance. Administration fees are those fees not included within interest margin. Other income also includes a charge in respect of a provision of £15 million which was absorbed by the additional gains realised on available for sale assets in total income. This provision has been made in relation to compensation in respect of Mortgage Exit Administration Fees charged over and above original contractual amounts. These fees have been the subject of an industry wide review by the FSA.

HEDGE INEFFECTIVENESS

All derivatives entered into by Northern Rock are recorded on the balance sheet at full fair value with any fair value movements being taken to the income statement. Where effective hedge relationships can be established, the movement in the fair value of the derivative instrument is offset in full or in part by opposite movements in the fair value of the underlying instrument being hedged. Any ineffectiveness arising from different movements in fair value will offset over time and does not form part of operational performance and is excluded from underlying results in that accounting period. In addition, Northern Rock enters into certain derivative contracts, which although efficient economically, cannot be included in effective hedge accounting relationships. Consequently, although the implicit interest cost of the underlying instrument and associated derivative are included in net interest income in the income statement, fair value movements of future cashflows excluding interest flows on such derivatives are recorded in "Net hedge ineffectiveness and other unrealised fair value gains and losses" on the face of the income statement and are excluded from underlying results as these fair value adjustments are not realised in the current accounting period. The same treatment also applies to the revaluation at each balance sheet date of economically hedged foreign currency liabilities.

The over-riding objective of the presentation of underlying results is to show the underlying interest income / expense of hedged instruments and to exclude future fair value adjustments from current performance measurement.

In 2006, the income statement shows "Net hedge ineffectiveness and other unrealised fair value gains and losses" as a positive figure of £14.9 million (2005 negative £56.4 million). This increases to £41.0 million after the cost of interest implicit in forward exchange contracts is transferred to underlying net interest income (2005 negative £10.9 million).

OPERATING EXPENSES

(excluding the covenant to The Northern Rock Foundation)

	2006	2005
	£m	£m
Staff costs	162.0	144.5
Other expenses	85.2	81.6
Depreciation and amortisation	30.3	23.3
Total operating expenses	277.5	249.4

Total operating expenses amounted to £277.5 million, representing an increase of 11.3% (2005 – £249.4 million). This increase is below the minimum of the target range for cost growth of one half to two thirds of underlying asset growth (i.e. 12.0% given the increase in underlying assets of 23.9% over the year) and well below the rise in underlying total income of 16.8%. This resulted in an underlying cost to asset ratio of 0.31% (2005 – 0.34%) and an underlying cost to income ratio of 28.4% (2005 – 29.8%).

We expect to see continued improvements in cost ratios in 2007 whilst maintaining our investment particularly in premises, to provide capacity and in systems to drive further efficiency gains in our operations.

EMPLOYEES

Northern Rock values its reputation as a caring employer and seeks to attract and retain high calibre employees. Opportunities for training are given a high priority to ensure that all individuals can contribute to their own career development. This approach extends itself to the fair treatment of people with disabilities in relation to their recruitment, training and development.

Northern Rock has in place a number of share-based plans under which employees may acquire Ordinary shares in the Company. These plans form an integral part of our strategy to provide appropriate reward and retention strategies for employees, to encourage employees to identify with the interests of shareholders by investing some of their own funds in Northern Rock, and to recruit, motivate and retain employees.

Details of share schemes which are available to Executive Directors and certain senior executives are included within the Directors' Remuneration Report on pages 18 to 29. In addition to these schemes, the Company operates the following all employee schemes:

- The Sharesave Scheme – a savings related option scheme available to all employees
- The Employee Share Option Scheme – under which options may be granted to substantially all employees
- The Share Incentive Plan – a scheme under which the maximum value of free shares awarded to employees cannot exceed £3,000 per year. The value of share awards under this scheme is dependent on the Group's profits.

Details of employee involvement in these schemes and the year to which they relate are shown below:

	Number of employees joining the scheme		**% of eligible employees**		**Number of shares / options granted to employees**	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**
Sharesave Schemes	1,964	1,671	33%	29%	664,833	808,621
Employee Share Option Schemes	5,630	4,463	95%	81%	1,407,500	4,463,000
Share Incentive Plan	3,120	2,504	54%	49%	201,544	223,989

CREDIT QUALITY AND LOAN LOSS IMPAIRMENT

The arrears position of each of our main personal lending portfolios based upon numbers of accounts three months or more in arrears is set out in the table below. Comparison with the half year position is provided to demonstrate the continued strong credit performance of our loans.

	Residential	**Together Secured**	**Standalone Unsecured**	**Together Unsecured**	**CML Residential Average**
31 December 2006	0.42%	0.84%	1.09%	0.85%	0.89%
30 June 2006	0.45%	0.95%	1.08%	0.97%	0.96%
31 December 2005	0.39%	0.84%	0.98%	0.84%	0.97%

Source: Northern Rock and Council of Mortgage Lenders.

Residential accounts three months or more in arrears at 0.42% remained well below half the CML residential average of 0.89% at 31 December 2006 (31 December 2005 – 0.97%) and below the equivalent figure of 0.45% at the half year. The "together" secured three months plus arrears have improved during the second half to be 0.84% at the year end from 0.95% at the half year (31 December 2005 – 0.84%) and remain below the CML average for residential lending. Residential Buy to Let arrears on the same basis were 0.53% (31 December 2005 – 0.39%) compared with the CML residential buy to let average at 31 December 2006 of 0.59%, confirming the quality of this portfolio.

At 31 December 2006, properties in possession totalled 662, representing 0.09% of all accounts compared with 628 (0.09%) at the half year and 576 (0.09%) at the end of 2005. This increase is in line with our policy of rapid movement towards recovery where it is clear the borrower is unwilling to maintain payments and where we have higher risk.

Standalone personal unsecured loan arrears remain significantly better than industry average, due to our policy of attracting high quality lending and use of our bespoke scorecard to avoid lower quality lending. At 31 December 2006, three months plus arrears were 1.09%, reflecting our strong credit arrears management and tightening of our application score cut offs. This should reduce our exposure to risk of loss from over indebted customers and customers with a propensity to resort to IVA orders and personal bankruptcy. "Together" unsecured arrears have improved along with "together" secured arrears to 0.85% from 0.97% at the half year.

At 31 December 2006, only 7 of our total commercial loans (0.31% of accounts) with balances outstanding of £20.5 million were three months or more in arrears compared with 10 accounts (0.42%) with outstanding balances of £5.8 million at 31 December 2005.

The 2006 charge for loan loss impairment amounted to £81.2 million (2005 – £56.6 million) representing 0.10% of mean advances to customers (2005 – 0.09%). The second half charge of £36.7 million remained below the first half charge of £44.5 million.

Loan loss impairment provisions and coverage at the year end are set out in the following table:

	Residential	Commercial	Unsecured	Total
2006				
Impairment provision £m	26.2	7.4	92.4	126.0
% share of closing balances	0.03%	0.47%	1.25%	0.15%
2005				
Impairment provision £m	32.5	4.7	87.1	124.3
% share of closing balances	0.05%	0.31%	1.48%	0.18%

The combination of high quality lending, low interest rates, low arrears and low average LTV of the portfolio have continued to contain the levels of loan loss impairment provisions required for residential mortgages. Provisions for the commercial secured lending portfolio are consistent with portfolio performance and economic conditions for this sector.

The growth in loan loss impairment provision balances against our personal unsecured credit portfolios reflects growth in balances and the maturing nature of the portfolios, as well as the quality of the loan books. As a result, total loan loss impairment provision balances for these portfolios were £92.4 million (31 December 2005 - £87.1 million) with total cover of 1.25% (31 December 2005 - 1.48%).

TAXATION

The effective tax rate in 2006 was 29.3% (2005 - 29.3%). We continue to anticipate, with a corporation tax rate of 30%, that the ongoing effective tax rate will trend towards 30.0% in the next few years.

	%
Standard corporation tax rate for 2006	30.0
Effect of non-deductible items	0.1
Adjustment to prior year tax provisions	(0.8)
Effective tax rate	29.3

DIVIDENDS

For 2006, the total dividend is proposed at 36.2p per share representing an increase of 20.3% compared with the total dividend of 30.1p per share for 2005. This growth of 20.3% compares with an increase of 19.1% in underlying attributable profits. The proposed final dividend is 25.3p per share payable on 25 May 2007 to shareholders on the register on 27 April 2007.

As the anticipated benefits of Basle II start to become realised our dividend policy will be reviewed, with the expectation that dividend growth will exceed underlying profit growth, increasing returns to shareholders.

CAPITAL

At 31 December 2006, total capital amounted to £3,588 million resulting in a total capital ratio of 11.6%, comfortably above regulatory and internal requirements. Tier 1 capital was £2,610 million and the Tier 1 ratio 8.5%. The equivalent ratios at 31 December 2005 were 12.3% and 7.7% respectively.

Tier 1 capital and total capital were enhanced by the issue on 29 June 2006 of £400 million (£397 million net of issue costs) of perpetual non-cumulative callable Preference Shares. Dividends on these shares are discretionary and subject to Board approval will be first paid on 4 July 2007 and then annually thereafter at a rate of 6.8509%. The issue supports the future growth of lending as well as improving the mix of our capital base.

We continue to work with the FSA in relation to the adoption of our Basle II systems and are planning for the roll out of our approaches for each of our main credit portfolios during the first half of 2007, following completion of the approval process with the FSA. This will result in adoption of Basle II ahead of the majority of the banking sector. As a low risk lender we continue to anticipate significant reductions in risk weighted assets under Basle II. The regulatory capital savings that will derive from these reductions will be partly offset by Pillar II requirements. We are currently finalising our capital plans which are to be subject to FSA review early in the second quarter. We continue to expect Basle II to result in a reduction in our regulatory capital requirement compared with Basle I.

The table below analyses Northern Rock's capital resources at 31 December 2006 and 2005:

	2006 £m	2005 £m
Tier 1		
Called up share capital		
Ordinary	123.9	123.9
Preference	0.1	-
Share premium account		
Ordinary	6.8	6.8
Preference	396.4	-
Capital redemption reserve	7.3	7.3
Retained earnings	1,641.6	1,426.5
Pension scheme	15.2	23.1
Reserve capital instruments	299.3	299.3
Tier one notes	209.4	223.9
Goodwill and intangible assets	(90.4)	(78.2)
Total Tier 1 capital	2,609.6	2,032.6
Upper Tier 2		
Perpetual subordinated debt	736.5	736.5
Collectively assessed impairment allowances	116.8	119.0
Total Upper Tier 2 capital	853.3	855.5
Lower Tier 2		
Term subordinated debt	762.4	785.3
Total Tier 2 capital	1,615.7	1,640.8
Deductions	(637.6)	(449.8)
Total capital	3,587.7	3,223.6
Risk weighted assets	30,826.5	26,295.9
Tier 1 ratio	8.5%	7.7%
Total capital	11.6%	12.3%

RISK MANAGEMENT

GOVERNANCE FRAMEWORK

Details of Northern Rock's Corporate Governance framework are included within the Corporate Governance Report on pages 13 to 17 and sets out the roles of Board and Risk Committee.

The Board establishes the parameters for risk appetite for the Group through:

- Setting strategic direction.
- Contributing to, and ultimately approving the annual operational plan.
- Regularly reviewing and monitoring the Group's performance in relation to risk through monthly Board reports.

The Board delegates the articulation of risk appetite to Management Board Asset and Liability Committee ("Management Board") and ensures that this is in line with the strategy and the desired risk reward trade off for the Group. Risk appetite is assessed against regular (often daily) controls and stress testing to ensure that the limits are not compromised in abnormal circumstances. Risk appetite is usually defined in both quantitative and qualitative terms. Whilst different techniques are used to ensure that the Group's risk appetite is achieved, they can be classified as follows:

- Quantitative: encompassing stress testing, risk concentration, credit related metrics, including the probability of default, loss given default and exposure at default.
- *Qualitative*: focuses on ensuring that the Group applies the correct principles, policies and procedures.

The annual business planning and performance management process and associated activities ensure the expression of risk appetite remains appropriate.

The Director of Risk works with management to identify and assess the key risk exposures of existing and new business activities, and assists business functions to formulate and implement appropriate risk management policies, methodologies and infrastructure. Each business area is responsible for the identification and quantification of their particular risk exposures and implementing risk management policies and procedures agreed by the Board.

The principal risks the Group manages are as follows:

- Credit risk: the risk arising from the possibility that the Group will incur losses from the failure of customers and counterparties to meet their obligations.
- Liquidity risk: the risk that the Group is unable to meet its obligations as they fall due.
- Operational risk: Operational risk is defined as the risk arising from the Group's people, processes, systems and assets.
- Market risk: the risk that changes in the level of interest rates, the rate of exchange between currencies or the price of securities or other financial contracts, including derivatives, will have an adverse impact on the results of operations or financial condition of the Group.

The Group's approach to managing each of these is set out below.

CREDIT RISK

The objective of credit risk management is to enable the Group to achieve sustainable and superior risk versus reward performance whilst maintaining credit risk exposure in line with approved risk appetite.

Credit risk is the risk of loss if another party fails to meet its financial obligations to the Group, including failing to perform them in a timely manner. Credit risk occurs mainly in the Group's loans and investment assets, and in derivative contracts. Good credit risk management is essential to ensure that the Group's cost advantage is not undermined by poor quality loans.

Credit Approval Process

Retail

Different credit approval processes exist for each customer type in order to ensure appropriate skills and resources are employed in credit assessment and approval whilst following the key principles relating to credit approval.

The customer loan risk management process incorporates sophisticated credit scoring systems to assess the credit risk associated with residential mortgage loans and unsecured loans, at both individual transaction and portfolio levels, together with the use of operational limits, credit authorisation procedures and credit control and review. Credit risk is assessed both at the point of granting a loan, and also throughout the life of the loan. We further control credit risk by reviewing several key factors in managing the portfolio to ensure prudent lending. This helps to manage the quality of the portfolio as it grows. These factors include:

- *Emphasis on next time buyers and remortgage customers relative to first time buyers*

  In our experience, customers who have proven mortgage repayment records offer a lower level of risk. Of gross new residential mortgage lending in 2006, 44% (2005 - 39%) was to next time buyers and 32% (2005 - 37%) was to remortgage customers.

- *Loan size*

  Our policy matches maximum LTV ratios with permissible property values. Loans up to £300,000 attract a maximum LTV of 95%, whereas loans over £300,000 attract a maximum of 90%. In 2006, only 5.1% (2005 – 3.4%) of residential mortgage loans were in excess of £500,000.

- *Geographical spread*

  Distribution channels for new residential mortgage lending are designed to avoid excessive reliance on any one geographical region.

- *Size of loan relative to the value of the property*

  Our current policy is for at least 65% of new residential mortgage lending in any one year to have LTVs of 90% or lower.

- *Probability of Default ("PD") and Loss Given Default ("LGD")*

  PD and LGD limits have been established for our lending portfolios to ensure that the percentage of exposures falling into the highest risk bands is limited.

Treasury
Within the Group Treasury function, the overall policy is to minimise credit risk through the use of operational credit limits, credit authorisation and credit control and review. Credit limits authorised by Executive Management are established for specified counterparties, and are continually monitored to ensure that actual exposures do not exceed authorised levels. These limits are based on a number of factors including external and internal ratings and capital of Northern Rock. Group limits have been incorporated to ensure that Northern Rock does not exceed its exposure to either a single counterparty or group of closely-related counterparties. Country limits have been incorporated to ensure that Northern Rock does not exceed its exposure in a geographical region. Master netting agreements are in place with all derivative counterparties. In addition most of the exposures created by derivatives are mitigated through the use of collateral agreements negotiated with derivative counterparties. Other techniques (including margining, credit breaks, compounding, termination and credit derivatives) are used periodically to mitigate the credit risk associated with particular transactions or group of transactions.

Credit Risk Models

Credit risk models are used throughout the Group to support the analytical elements of the credit risk management framework, in particular the quantitative risk assessment part of the credit approval process, ongoing credit monitoring as well as portfolio level analysis and reporting.

Credit risk models used by the Group can be broadly grouped into two categories.

- PD/customer credit grade – these models assess the probability that a customer will fail to make full and timely repayment of credit obligations over a time horizon. Each customer is assigned a score which corresponds to probability of default. There are a number of different credit grading models in use across the Group, each of which considers particular customer characteristics. The credit grading models use a combination of quantitative inputs, such as recent financial performance, credit bureau data and customer behaviour.

- LGD – these models estimate the expected loss that may be suffered by the Group on a credit facility in the event of default. The Group's LGD models take into account the type of borrower and any security held.

Credit Risk Modelling Governance

Management Board has delegated the day to day governance of credit models to the Retail Credit Risk Approval Group and Treasury Credit Risk Approval Group. These Groups are responsible for:

- Establishing high level standards to which all credit risk models across the Group must adhere.

- Approving all credit risk models prior to implementation and reviewing existing models on at least an annual basis.
- Developing credit risk models appropriate for the types of borrower and obtaining approval from Management Board for their implementation.
- Validating the models on at least an annual basis and submitting documentation of these validations to Management Board with appropriate recommendations on recalibration, where applicable.
- Obtaining approval from Management Board for any new methodology or parameter estimates used in existing credit risk models prior to implementation.

LIQUIDITY RISK

Liquidity risk arises from the mismatch in the cashflows generated from current and expected assets, liabilities and derivatives. The Group's liquidity policy is to ensure that it is able to meet retail withdrawals, repay wholesale funds as they fall due, and meet current lending requirements. It also ensures that it meets FSA liquidity rules, which require the Group to be able to meet its sterling obligations without recourse to the wholesale money markets for a period of at least five business days.

To ensure that it meets these requirements, the Group has approved a Liquidity and Treasury Assets Policy Statement, compliance with which enables it to meet both the requirements of the FSA and internal policy requirements. This is achieved by managing a diversified portfolio of high quality liquid assets, and a balanced maturity portfolio of wholesale and retail funds. Longer term funds are raised through the Group's Medium-Term Note programmes. The Board reviews the Policy Statement annually, and on a more frequent basis if any significant changes are proposed or required.

As well as approving the types of liquid asset that may be bought, the Liquidity and Treasury Assets Policy Statement sets out approved operational limits and establishes operational guidelines for managing the Group's liquidity risk. The Treasury Director monitors liquidity on a daily basis, using daily cashflow liquidity and sterling stock liquidity reports, together with daily movement reports, portfolio analyses and maturity profiles. The Board receives monthly liquidity reports analysing the liquid assets and showing the percentages of assets held in each asset type.

OPERATIONAL RISK

Operational risk is the risk of opportunities foregone, reputational damage or financial losses, resulting from inadequacies or failures in internal processes, people or systems, or from external events. The three main categories of operational risk losses are direct financial losses, indirect losses due to impairment of the Group's reputation, and potential earnings foregone because of the lack of operational ability to process business.

The key components of operational risk are systems and processes, technology, customers, external events and relationships, people, reconciliation and accounting, new activities and legal and compliance.

To minimise operational risk, the Group has implemented a Risk Policy and an Operational Risk Policy. Management Board directors and senior line managers are primarily responsible for ensuring effective operational risk management exists within their areas – in particular, the setting of tolerances, monitoring and reporting of operational risks. Where appropriate, Northern Rock establishes suitable cost-effective processes to mitigate or transfer operational risk exposures.

Operational risks are controlled and managed on a decentralised basis, with responsibility and authority to mitigate these risks delegated to the relevant line management. Northern Rock's support functions provide corporate policies, processes and reporting mechanisms as appropriate to the "front line" functions for the range of operational risks faced.

MARKET RISK

Market risk is the risk that changes in the level of interest rates, the rate of exchange between currencies or the price of securities or other financial contracts, including derivatives, will have an adverse impact on the results of operations or financial condition of the Group. The principal market risks to which we are exposed are interest rate risk and foreign exchange (currency) risk. The principal financial instruments that expose us to such risks are loans, deposits, securities and derivatives, none of which are used for trading purposes.

To manage our exposure to market risk, the Board has adopted a Balance Sheet Structural Risk Management and Hedging Policy Statement. This sets out our policy for managing balance sheet market risk, and the use of derivatives in achieving this. It enables the Board to assess, monitor and manage the current and expected interest rate risk, credit risk and currency risk in the balance sheet in line with the Group's overall risk policies.

RISK MANAGEMENT (continued)

Interest Rate Risk

The Group offers numerous banking, mortgage and savings products with varying interest rate features and maturities which create potential interest rate risk exposures. Interest rate risk arises as a result of timing differences on the re-pricing of assets and liabilities, unexpected changes in the slope and shape of yield curves and changes in correlation of interest rates between different financial instruments (often referred to as basis risk). In addition to interest rate risk positions managed within controlled risk limits within the Group, structural interest rate risk arises in the Group's consolidated balance sheet as a result of fixed rate, variable rate and non interest bearing assets and liabilities. The Group closely monitors interest rate movements, the interest rate and re-pricing maturity structure of its interest bearing assets and liabilities and the level of non-interest bearing assets and liabilities.

Interest rate sensitivity refers to the relationship between interest rates and net interest income resulting from the periodic re-pricing of assets and liabilities. Northern Rock also offers fixed rate residential mortgages and savings products on which the interest rate paid by or to the customer is fixed for an agreed period of time at the start of the contract. Northern Rock matches the expected maturity profiles of its interest earning assets and interest bearing liabilities through the use of derivatives. The risk of prepayment is additionally reduced by imposing charges if the customers terminate their contracts early.

The Group uses a number of measures to monitor and control interest rate risk and sensitivity. One such measure evaluates the difference in principal value between assets and liabilities repricing in various gap periods. Risk weights are assigned to each gap period which reflect potential losses for a given change in rates, and based on these a capital allocation is calculated for each period. The risk is controlled through setting maximum overall capital allocations, and individual capital allocations for each gap period.

A second control used measures earnings at risk from unmatched positions in fixed rate lending. The Group imposes a limit on the value of such earnings that may be at risk, based upon various scenarios of adverse interest rate changes.

The sensitivity of earnings to changes in interest rates is measured by comparing forecast net interest income over a 12 month period under two interest rate scenarios, a 1% parallel increase and decrease in all yield curves. Forecasts are based on measuring the sensitivity of net interest income for all on-balance sheet and derivative instruments while maintaining a consistent balance sheet size and structure throughout the simulation period. Forecasts include the effect on net interest income of those instruments which have embedded optionality. Forecasts also include other simplifying assumptions, such as no management action in response to a change in interest rates. An immediate hypothetical 1% parallel increase and decrease in all yield curves on 31 December 2006 would result in a decrease of £118.9m (2005 £32.4m) and an increase of £113.6m (2005 £28.4m), respectively, in planned net interest income for the twelve months to 31 December 2007.

Currency Risk

Currency risk arises as a result of the Group having assets, liabilities and derivative items that are denominated in currencies other than sterling as a result of normal banking activities, including wholesale funding.

In addition to raising funds through sterling money markets, capital markets and the domestic retail savings market, the Group raises funds through issuing non-sterling denominated commercial paper, certificates of deposit, medium-term debt securities (including securitised notes and covered bonds) and retail funds. The most significant currencies in which we have transactions are US dollars and the Euro. The Group's policy is to mitigate fully any exchange rate exposures by using cross currency swaps and forward foreign exchange contracts, or to match exposures with assets denominated in the same currency. Consequently, the sensitivity of income to changes in foreign exchange rates is insignificant.

Use of Derivatives

The Board has authorised the use of derivative instruments for the purpose of supporting the strategic and operational business activities of the Group and reducing the risk of loss arising from changes in interest rates and exchange rates. All use of derivative instruments within the Group is to hedge economic risk exposure, and the Group takes no trading positions in derivatives.

The Group uses a number of derivative instruments to reduce interest rate risk and currency risk. These include interest rate swaps, interest rate options, forward rate agreements, interest rate and bond futures, currency swaps and forward foreign exchange contracts. The objective, when using any derivative instrument, is to ensure that the risk to reward profile of any transaction is optimised. Where either a balance sheet derivative instrument or an alternative balance sheet asset or liability could be used for a specific purpose, or where more than one derivative instrument could be used, the Group will select the instrument that optimises the following conditions:

- minimise capital utilisation;
- maximise income or minimise cost;
- maximise liquidity;

- minimise administrative and accounting complexity; and
- minimise the Group's tax liability.

The benefits of using derivative instruments are measured by examining the anticipated consequences of not hedging the perceived risk in terms of revenue or capital loss. The vast majority of the Group's derivatives activity is contracted with banks and other financial institutions.

Analysis of Activities and Related Derivative Instrument

The following table sets out activities undertaken by the Group and the related risks associated with such activities, and provides details of the types of derivatives used in economically managing such risks.

Activity	**Risk**	**Type of Derivative**
Management of the return on variable rate assets	Reduced profitability due to falls in short-term interest rates	Receive fixed interest rate swaps
		Purchase interest rate options
		Sell forward rate agreements
		Purchase interest rate futures
Fixed-rate lending	Sensitivity to increases in interest rates	Pay fixed interest rate swaps
	Sensitivity to decreases in medium/ long-term interest rates, resulting in prepayment	Purchase interest rate caps Impose early repayment penalty charges
Fixed-rate retail and wholesale funding	Sensitivity to falls in short-term interest rates	Receive fixed interest rate swaps
Fixed-rate asset investments	Sensitivity to increase in interest rates	Pay fixed interest rate swaps
Re-financing of wholesale funding	Sensitivity to increase in interest rates	Sell bond futures
		Purchase forward rate agreements
		Sell interest rate futures
Investment in foreign currency assets	Sensitivity to strengthening of sterling against other currencies	Cross-currency swaps Foreign currency funding
Issuance of bonds in foreign currencies	Sensitivity to weakening of sterling against other currencies	Cross-currency swaps
Interest earned on foreign currency denominated debt securities	Sensitivity to strengthening of sterling against other currencies	Forward foreign exchange contracts Purchase currency options

Due to the specific requirements of IAS 39 to obtain hedge accounting, not all economic hedges are designated as accounting hedges, either because natural accounting offsets are expected or because obtaining hedge accounting would be especially onerous.

a) Fair Value Hedges

The Group designates a number of derivatives as fair value hedges. In particular the Group has three approaches establishing relationships for:

i) Hedging the interest rate and foreign currency exchange rate risk of non-prepayable, foreign currency denominated fixed rate assets or liabilities on a one-for-one basis with fixed/floating or floating/fixed cross currency interest rate swaps.

ii) Hedging the interest rate risk of a single currency portfolio of sterling, US Dollar and Euro non-prepayable fixed rate assets/liabilities on a one-for-one basis with vanilla fixed/floating or floating/fixed interest rate swaps.

iii) Hedging the interest rate risk of a portfolio of prepayable fixed rate assets with interest rate derivatives. This solution is used to establish a macro fair value hedge for derivatives hedging fixed rate mortgages. The Group believes this solution is the most appropriate as it is consistent with its policy for hedging fixed rate mortgages on an economic basis.

RISK MANAGEMENT (continued)

The total fair value of derivatives included within fair value hedges at 31 December 2006 was £315.9m.

b) Cash Flow Hedges

At present the Group does not designate any derivatives as cash flow hedges.

c) Net Investment Hedges

At present the Group does not designate any derivatives as net investment hedges.

SOCIAL RESPONSIBILITY – THE NORTHERN ROCK FOUNDATION

Northern Rock donates 5% of pre tax profit to The Northern Rock Foundation under a deed of covenant. Such donations are used to support community and charitable causes in the North East of England and Cumbria. The covenant from 2006 profits amounts to £31.4million (2005 – £24.7 million), resulting in approximately £175 million having been donated since its inception in 1997 as an integral part of Northern Rock's conversion to a plc.

OUTLOOK

We expect UK gross residential lending in 2007 to be a little higher than 2006 at around £360 billion, underpinned by a stable housing market and sustained remortgage activity. Economic conditions will remain fundamentally supportive, with interest rates remaining low compared with the long term UK average. The independence of the Bank of England continues to be a key economic factor. Mortgage volumes will also be supported by continued demand for buy to let lending and by customers reorganising their finances away from more expensive unsecured debt.

Our focus on customer retention, with planned improvements to retaining home moving customers means that our volume targets can be achieved without significant increases in our share of gross mortgage lending from new customers.

We have been a top three lender by flow of business over the last few years; over the medium term we also aim to be a top three mortgage lender by share of stock.

Credit quality remains key to Northern Rock's business, which will remain dominated by good quality prime residential mortgages. Where necessary we have tightened our credit risk appetite and improved our assessment of customer affordability which, together with continued focus on arrears management, should result in future credit loss charges moving in line with our growth in lending.

We re-confirm our strategic asset and underlying attributable profit to all shareholders' growth target of 20% +/- 5% with both moving towards the middle of the range. We have increased our strategic return on equity target range to 20% – 25% and have started to reflect the likely Basle II outcome by increasing dividend growth ahead of underlying profit growth.

DIRECTORS' REPORT AND ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2006

ROCK GOLF

The Rock Golf tournament is the world's largest junior pro-am tournament. Our annual sponsorship is part of our grassroots support for sport in the North East.

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2006

The Directors are pleased to present their report and the audited financial statements for the year ended 31 December 2006.

PRINCIPAL ACTIVITIES

The principal activities of the group are discussed in the Operating and Business Review on pages 34 to 54.

REVIEW OF BUSINESS, FUTURE DEVELOPMENTS, PRINCIPAL RISKS AND UNCERTAINTIES

A review of the business, future developments, principal risks and uncertainties is given in the Operating and Business Review.

DIVIDENDS

Details of dividends paid and proposed in respect of the year ended 31 December 2006 are included in note 13 to the accounts.

TANGIBLE FIXED ASSETS

Land and buildings, which are included in the balance sheet at cost less accumulated depreciation, amounted to £101.4 million at 31 December 2006. In the Directors' opinion, based on valuations carried out by the Group's qualified chartered surveyors, the total market value of these assets was not significantly different.

Details of changes to tangible fixed assets are included in note 24 to the accounts.

POST BALANCE SHEET EVENTS

On 24 January 2007, the Group issued a further £6.1 billion of securitised notes, secured against loans and advances on residential properties, from the Granite Master Issuer programme.

The Directors are of the opinion that there have been no other significant events which have occurred since 1 January 2007 to the date of this report that are likely to have a material effect on the Group's financial position as disclosed in these accounts.

DIRECTORS

The current composition of the Board of Directors together with brief biographical details of each Director is shown on page 12. With the exception of the Directors noted below, all Directors have served on the Board throughout the year ended 31 December 2006.

Sir George Russell retired from the Board on 25 April 2006. Mr RF Bennett retired from the Board on 31 January 2007. Mr DA Jones was appointed to the Board as Group Finance Director on 1 February 2007.

Mr DA Jones, having been appointed since the last Annual General Meeting, retires at the Annual General Meeting and offers himself for election. Details of the service contract for Mr DA Jones are set out on pages 22 and 23.

Ms N Pease, Mr NAH Fenwick, Mr KM Currie and Mr AM Kuipers retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. Details of the service contracts for Mr KM Currie and Mr AM Kuipers are set out on pages 22 and 23. There are no service contracts in respect of the other Directors seeking re-election.

The interests of Directors in the shares of the Company at 31 December 2006 and 27 February 2007 are set out on page 29.

SHARES

The authorised and issued share capital are set out in note 34 to the accounts.

At the Annual General Meeting on 25 April 2006, a resolution was passed giving the Company the authority to make market purchases of Ordinary Shares up to a maximum of 10% of the issued share capital. A further resolution was passed providing for the Company to enter into a contingent purchase contract with The Northern Rock Foundation to repurchase Foundation Shares in the same proportion and at the same price as the Ordinary Shares repurchased. These authorities expire at the Annual General Meeting in 2007 when a resolution will be proposed for their renewal.

SUBSTANTIAL SHAREHOLDINGS

As at 27 February 2007, the following notifiable interests in the Company's Ordinary Shares had been reported to the Company:

Baillie Gifford & Co	6.9%
Bank of America Corporation	3.1%
Lazard Asset Management LLC Group	3.0%
Legal & General Group plc	3.5%
Lloyds TSB Group plc	5.8%

CREDITOR PAYMENT POLICY

The Company's policy with regard to the payment of suppliers is to negotiate and agree terms and conditions with all its suppliers, which include the giving of an undertaking to pay suppliers within an agreed payment period.

The average creditor payment period at 31 December 2006 was 29 days (2005 32 days).

EMPLOYEES

Employee communications are vital to the success of the Company, and good staff relations are a key part of management responsibility at all levels. Employee consultation takes place with the national committee of AMICUS. The Company also issues a bi-monthly staff magazine and weekly news bulletins.

The Company is committed to equal employment opportunities for everyone, and treats applicants for work solely on their ability to do the job.

Details of employees' participation within share schemes in the year are included within the Operating and Business Review.

CHARITABLE CONTRIBUTIONS

Details of charitable contributions relating to 2006 are included in the Operating and Business Review.

AUDITORS AND DISCLOSURE OF INFORMATION TO AUDITORS

So far as every Director is aware, there is no relevant information needed in preparation of their report of which the auditors are not aware. Each Director has taken the steps that they need to take as a Director to make themselves aware of any relevant audit information and to establish that the auditors are also aware of that information.

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution to reappoint them will be proposed at the Annual General Meeting.

By order of the Board

C Taylor, Company Secretary
27 February 2007

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF NORTHERN ROCK PLC

We have audited the Group and parent Company financial statements (the "financial statements") of Northern Rock plc for the year ended 31 December 2006 which comprise the Consolidated Income Statement, the Consolidated Balance Sheet, the Company Balance Sheet, the Consolidated Statement of Total Recognised Income and Expense, the Company Statement of Total Recognised Income and Expense, the Consolidated Cash Flow Statement, the Company Cash Flow Statement and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. The information given in the Directors' Report includes that specific information presented in the Operating and Business Review that is cross referred from the Business Review section of the Directors' Report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the Combined Code (2003) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Chairman's Statement, the Chief Executive's Report, the Corporate Governance Statement, the unaudited part of the Directors' Remuneration Report, the Operating and Business Review and the Directors' Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

OPINION

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2006 and of its profit and cash flows for the year then ended;
- the parent Company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent Company's affairs as at 31 December 2006 and cash flows for the year then ended;
- the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors
Newcastle upon Tyne
27 February 2007

PRICEWATERHOUSECOOPERS

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December 2006

	Note	2006	2005
		£m	£m
Interest and similar income	3	**4,972.3**	4,056.7
Interest expense and similar charges	4	**(4,123.2)**	(3,304.4)
Net interest income		**849.1**	752.3
Fee and commission income		**193.2**	157.0
Fee and commission expense		**(42.9)**	(28.9)
Other operating income		**2.5**	0.9
		152.8	129.0
Net hedge ineffectiveness and other unrealised fair value gains and losses	9	**14.9**	(56.4)
Total income		**1,016.8**	824.9
Administrative expenses	5	**(247.2)**	(226.1)
Depreciation and amortisation		**(30.3)**	(23.3)
Covenant to The Northern Rock Foundation		**(31.4)**	(24.7)
Operating expenses		**(308.9)**	(274.1)
Impairment losses on loans and advances	8	**(81.2)**	(56.6)
Profit before taxation		**626.7**	494.2
Income tax expense	11	**(183.7)**	(144.9)
Profit for the year		**443.0**	349.3
Attributable to:			
Appropriations	32, 33	**48.5**	48.6
Profit attributable to equity shareholders		**394.5**	300.7
Total profit attributable to equity holders of parent company		**443.0**	349.3
Earnings per share			
Basic earnings per share	14	**94.6p**	72.5p
Diluted earnings per share	14	**93.8p**	72.0p

Details of dividends are set out in note 13.

CONSOLIDATED BALANCE SHEET

At 31 December 2006

	Note	2006	2005
Assets		**£m**	£m
Cash and balances with central banks	15	**956.0**	69.2
Derivative financial instruments	16	**871.3**	1,449.8
Loans and advances to banks	17	**5,621.3**	5,073.8
Loans and advances to customers	18	**86,685.1**	70,076.1
Fair value adjustments of portfolio hedging		**(323.4)**	163.8
Investment securities	21	**6,630.4**	5,377.1
Intangible assets	23	**90.4**	78.2
Property, plant and equipment	24	**197.1**	180.6
Deferred income tax asset	25	**59.5**	57.5
Other assets		**37.6**	52.9
Prepayments and accrued income		**185.3**	129.5
Total assets		**101,010.6**	82,708.5
Liabilities			
Deposits by banks	26	**2,136.2**	1,536.8
Customer accounts	27	**26,867.6**	23,672.6
Derivative financial instruments	16	**2,392.5**	846.1
Debt securities in issue			
Securitised notes	19	**40,225.7**	31,156.4
Covered bonds	20	**6,201.8**	3,830.4
Other	28	**17,866.8**	17,147.8
Other liabilities		**122.6**	93.8
Current taxation liabilities		**73.6**	43.3
Accruals and deferred income	29	**919.7**	706.3
Retirement benefit obligations	7	**21.7**	54.4
Subordinated liabilities	30	**762.4**	785.3
Tier one notes	31	**209.4**	223.9
		97,800.0	80,097.1
Equity			
Shareholders' funds			
Called up share capital			
Ordinary	34	**123.9**	123.9
Preference	34	**0.1**	–
Share premium account			
Ordinary	35	**6.8**	6.8
Preference	35	**396.4**	–
Capital redemption reserve	35	**7.3**	7.3
Other reserves	35	**(1.3)**	11.1
Retained earnings	36	**1,641.6**	1,426.5
Total equity attributable to equity shareholders		**2,174.8**	1,575.6
Non shareholders' funds			
Reserve capital instruments	32	**299.3**	299.3
Subordinated notes	33	**736.5**	736.5
Total non shareholders' funds		**1,035.8**	1,035.8
Total equity		**3,210.6**	2,611.4
Total equity and liabilities		**101,010.6**	82,708.5

The notes on pages 67 to 102 form an integral part of these accounts.

Approved by the Board on 27 February 2007 and signed on its behalf by:

Dr M W Ridley
Chairman

A J Applegarth
Chief Executive

D A Jones
Group Finance Director

COMPANY BALANCE SHEET

At 31 December 2006

	Note	2006	2005
Assets		**£m**	£m
Cash and balances with central banks	15	**956.0**	69.2
Derivative financial instruments	16	**791.2**	769.9
Loans and advances to banks	17	**5,206.8**	4,628.7
Loans and advances to customers	18	**87,302.7**	70,648.7
Fair value adjustments of portfolio hedging		**(323.4)**	163.8
Investment securities	21	**6,399.9**	5,099.4
Shares in Group undertakings	22	**85.0**	118.5
Intangible assets	23	**59.7**	47.5
Property, plant and equipment	24	**185.4**	168.3
Deferred income tax asset	25	**89.5**	93.0
Other assets		**133.9**	98.1
Prepayments and accrued income		**211.2**	185.4
Total assets		**101,097.9**	82,090.5
Liabilities			
Deposits by banks	26	**4,281.5**	3,541.0
Customer accounts	27	**66,614.0**	52,880.5
Derivative financial instruments	16	**1,059.9**	400.5
Debt securities in issue			
Covered bonds	20	**6,201.8**	3,830.4
Other	28	**17,866.8**	17,147.8
Other liabilities		**236.1**	158.4
Current taxation liabilities		**73.5**	42.0
Accruals and deferred income	29	**683.8**	545.3
Retirement benefit obligations	7	**21.7**	54.4
Subordinated liabilities	30	**762.4**	785.3
Tier one notes	31	**209.4**	223.9
		98,010.9	79,609.5
Equity			
Shareholders' funds			
Called up share capital			
Ordinary	34	**123.9**	123.9
Preference	34	**0.1**	-
Share premium account			
Ordinary	35	**6.8**	6.8
Preference	35	**396.4**	-
Capital redemption reserve	35	**7.3**	7.3
Other reserves	35	**(2.3)**	(7.0)
Retained earnings	36	**1,519.0**	1,314.2
Total equity attributable to equity shareholders		**2,051.2**	1,445.2
Non shareholders' funds			
Reserve capital instruments	32	**299.3**	299.3
Subordinated notes	33	**736.5**	736.5
Total non shareholders' funds		**1,035.8**	1,035.8
Total equity		**3,087.0**	2,481.0
Total equity and liabilities		**101,097.9**	82,090.5

The notes on pages 67 to 102 form an integral part of these accounts.

Approved by the Board on 27 February 2007 and signed on its behalf by:

Dr M W Ridley
Chairman

A J Applegarth
Chief Executive

D A Jones
Group Finance Director

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Net movement in available for sale reserve	35	–	–	–	(38.1)	–	(38.1)	–	(38.1)
Actuarial gains and losses	36	–	–	–	–	(16.5)	(16.5)	–	(16.5)
Tax effects of the above		–	–	–	10.8	4.9	15.7	–	15.7
Total of items recognised directly in equity		–	–	–	**(27.3)**	**(11.6)**	**(38.9)**	–	**(38.9)**
Profit for the year		–	–	–	–	394.5	394.5	48.5	443.0
Total recognised income and expense for the year		–	–	–	**(27.3)**	**382.9**	**355.6**	**48.5**	**404.1**
Note – reconciliation of movements in equity									
Total – as above		–	–	–	**(27.3)**	**382.9**	**355.6**	**48.5**	**404.1**
Issue of preference shares		0.1	396.4	–	–	–	396.5	–	396.5
Dividends	13	–	–	–	–	(132.3)	(132.3)	–	(132.3)
Appropriations		–	–	–	–	–	–	(48.5)	(48.5)
Movement in own shares	36	–	–	–	–	(20.6)	(20.6)	–	(20.6)
Reclassification of other reserves		–	–	–	14.9	(14.9)	–	–	–
Balance at 31 December 2005		123.9	6.8	7.3	11.1	1,426.5	1,575.6	1,035.8	2,611.4
Balance at 31 December 2006		**124.0**	**403.2**	**7.3**	**(1.3)**	**1,641.6**	**2,174.8**	**1,035.8**	**3,210.6**

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 31 December 2005

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Net movement in available for sale reserve		-	-	-	(2.2)	-	(2.2)	-	(2.2)
Net change in cash flow hedges		-	-	-	(12.5)	-	(12.5)	-	(12.5)
Actuarial gains and losses		-	-	-	(18.5)	-	(18.5)	-	(18.5)
Tax effects of the above		-	-	-	10.5	-	10.5	-	10.5
Total of items recognised directly in equity		-	-	-	**(22.7)**	-	**(22.7)**	-	**(22.7)**
Profit for the year		-	-	-	-	300.7	300.7	48.6	349.3
Total recognised income and expense for the year		-	-	-	**(22.7)**	**300.7**	**278.0**	**48.6**	**326.6**
Adoption of IAS 32 and IAS 39 – fair value adjustments	42	-	-	-	35.8	(179.7)	(143.9)	-	(143.9)
Total		-	-	-	**13.1**	**121.0**	**134.1**	**48.6**	**182.7**

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Note – reconciliation of movements in equity									
Total – as above		-	-	-	**13.1**	**121.0**	**134.1**	**48.6**	**182.7**
Adoption of IAS 32 and IAS 39 – debt/equity reclassifications	42	-	-	-	-	-	-	1,035.8	1,035.8
Dividends	13	-	-	-	-	(113.8)	(113.8)	-	(113.8)
Appropriations		-	-	-	-	-	-	(48.6)	(48.6)
Movement in own shares	36	-	-	-	-	17.7	17.7	-	17.7
Balance at 31 December 2004		123.9	6.8	7.3	(2.0)	1,401.6	1,537.6	-	1,537.6
Balance at 31 December 2005		**123.9**	**6.8**	**7.3**	**11.1**	**1,426.5**	**1,575.6**	**1,035.8**	**2,611.4**

COMPANY STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Net movement in available for sale reserve	35	–	–	–	(14.6)	–	(14.6)	–	(14.6)
Actuarial gains and losses	36	–	–	–	–	(16.5)	(16.5)	–	(16.5)
Tax effects of the above		–	–	–	4.4	4.9	9.3	–	9.3
Total of items recognised directly in equity		**–**	**–**	**–**	**(10.2)**	**(11.6)**	**(21.8)**	**–**	**(21.8)**
Profit for the year		–	–	–	–	384.2	384.2	48.5	432.7
Total recognised income and expense for the year		**–**	**–**	**–**	**(10.2)**	**372.6**	**362.4**	**48.5**	**410.9**
Note – reconciliation of movements in equity									
Total – as above		**–**	**–**	**–**	**(10.2)**	**372.6**	**362.4**	**48.5**	**410.9**
Issue of preference shares		0.1	396.4	–	–	–	396.5	–	396.5
Dividends	13	–	–	–	–	(132.3)	(132.3)	–	(132.3)
Appropriations		–	–	–	–	–	–	(48.5)	(48.5)
Movement in own shares	36	–	–	–	–	(20.6)	(20.6)	–	(20.6)
Reclassification of other reserves		–	–	–	14.9	(14.9)	–	–	–
Balance at 31 December 2005		123.9	6.8	7.3	(7.0)	1,314.2	1,445.2	1,035.8	2,481.0
Balance at 31 December 2006		**124.0**	**403.2**	**7.3**	**(2.3)**	**1,519.0**	**2,051.2**	**1,035.8**	**3,087.0**

COMPANY STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Net movement in available for sale reserve		–	–	–	(21.1)	–	(21.1)	–	(21.1)
Net change in cash flow hedges		–	–	–	(12.5)	–	(12.5)	–	(12.5)
Actuarial gains and losses		–	–	–	(18.5)	–	(18.5)	–	(18.5)
Tax effects of the above		–	–	–	15.7	–	15.7	–	15.7
Total of items recognised directly in equity		–	–	–	**(36.4)**	–	**(36.4)**	–	**(36.4)**
Profit for the year		–	–	–	–	346.2	346.2	48.6	394.8
Total recognised income and expense for the year					**(36.4)**	**346.2**	**309.8**	**48.6**	**358.4**
Adoption of IAS 32 and IAS 39 – fair value adjustments		–	–	–	31.4	(176.5)	(145.1)	–	(145.1)
Total		–	–	–	**(5.0)**	**169.7**	**164.7**	**48.6**	**213.3**
Note – reconciliation of movements in equity									
Total – as above		–	–	–	**(5.0)**	**169.7**	**164.7**	**48.6**	**213.3**
Adoption of IAS 32 and IAS 39 – debt/equity reclassifications		–	–	–	–	–	–	1,035.8	1,035.8
Dividends	13	–	–	–	–	(113.9)	(113.9)	–	(113.9)
Appropriations		–	–	–	–	–	–	(48.6)	(48.6)
Movement in own shares	36	–	–	–	–	17.7	17.7	–	17.7
Balance at 31 December 2004		123.9	6.8	7.3	(2.0)	1,240.7	1,376.7	–	1,376.7
Balance at 31 December 2005		**123.9**	**6.8**	**7.3**	**(7.0)**	**1,314.2**	**1,445.2**	**1,035.8**	**2,481.0**

CONSOLIDATED CASHFLOW STATEMENT

	2006	2005
Net cash inflow from operating activities	**£m**	£m
Profit before taxation	**626.7**	494.2
Adjusted for:		
Depreciation and amortisation	**30.3**	23.3
Impairment losses on loans and advances to customers	**81.2**	56.6
Income taxes paid	**(114.2)**	(109.8)
Other non cash movements	**185.0**	(303.9)
Net cash inflow from operating profits before changes in operating assets and liabilities	**809.0**	160.4
Changes in operating assets and liabilities		
Net increase in deposits held for regulatory or monetary control purposes	**(22.6)**	(2.0)
Net increase in loans and advances	**(17,005.0)**	(14,540.4)
Net decrease/(increase) in derivative financial instruments receivable	**578.5**	(1,449.8)
Net (increase)/decrease in other assets	**(40.5)**	571.3
Net increase in debt securities in issue	**12,455.5**	13,270.4
Net increase in deposits from other banks	**599.4**	335.2
Net increase in amounts due to customers	**3,195.2**	3,286.7
Net increase in derivative financial instruments payable	**1,546.4**	846.1
Net increase/(decrease) in other liabilities	**28.8**	(36.0)
Net increase in accruals and deferred income	**213.4**	49.7
Net cash inflow from operating activities	**2,358.1**	2,491.6
Net cash outflow from investing activities		
Net investment in intangible assets and property, plant and equipment	**(59.0)**	(38.5)
Purchase of securities	**(3,605.1)**	(6,465.0)
Proceeds from sale and redemption of securities	**2,157.7**	6,108.4
	(1,506.4)	(395.1)
Net cash inflow/(outflow) from financing activities		
Issue of preference shares	**396.5**	-
Equity dividends paid	**(132.3)**	(113.8)
Appropriations (including tax of £20.8 million, 2005 £20.8 million)	**(69.3)**	(69.4)
	194.9	(183.2)
Net increase in cash and cash equivalents	**1,046.6**	1,913.3
Opening cash and cash equivalents	**5,271.1**	3,357.8
Closing cash and cash equivalents	**6,317.7**	5,271.1

COMPANY CASHFLOW STATEMENT

	2006	2005
Net cash inflow from operating activities	**£m**	£m
Profit before taxation	**614.1**	553.5
Adjusted for:		
Depreciation and amortisation	**29.7**	21.0
Impairment losses on loans and advances to customers	**81.0**	58.3
Income taxes paid	**(112.0)**	(109.2)
Other non cash movements	**254.5**	(711.1)
Net cash inflow/(outflow) from operating profits before changes in operating assets and liabilities	**867.3**	(187.5)
Changes in operating assets and liabilities		
Net increase in deposits held for regulatory or monetary control purposes	**(22.6)**	(2.0)
Net increase in loans and advances	**(17,049.8)**	(14,769.5)
Net increase in derivative financial instruments receivable	**(21.3)**	(769.9)
Net (increase)/decrease in other assets	**(28.1)**	829.3
Net increase in debt securities in issue	**3,340.0**	4,203.9
Net increase in deposits from other banks	**740.6**	473.4
Net increase in amounts due to customers	**13,733.7**	11,946.7
Net increase in derivative financial instruments payable	**659.4**	400.5
Net increase in other liabilities	**77.7**	49.1
Net increase in accruals and deferred income	**138.5**	0.4
Net cash inflow from operating activities	**2,435.4**	2,174.4
Net cash outflow from investing activities		
Net investment in intangible assets and property, plant and equipment	**(59.0)**	(54.1)
Purchase of securities	**(3,504.1)**	(6,364.0)
Proceeds from sale and redemption of securities	**2,010.0**	5,985.2
	(1,553.1)	(432.9)
Net cash inflow/(outflow) from financing activities		
Issue of preference shares	**396.5**	-
Equity dividends paid	**(132.3)**	(113.9)
Appropriations (including tax of £20.8 million, 2005 £20.8 million)	**(69.3)**	(69.4)
	194.9	(183.3)
Net increase in cash and cash equivalents	**1,077.2**	1,558.2
Opening cash and cash equivalents	**4,826.0**	3,267.8
Closing cash and cash equivalents	**5,903.2**	4,826.0

1. Principal accounting policies

a) Accounting convention

These financial statements have been prepared in accordance with EU endorsed International Financial Reporting Standards ("IFRS"), IFRIC interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention as modified by the revaluation of available for sale investments, financial assets and liabilities held at fair value. A summary of the more important group accounting policies is set out below. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

The Directors consider the business to comprise one operating and geographical segment due to the similarity of risks faced within its UK based residential, commercial and unsecured lending portfolios.

b) Basis of consolidation

The financial information of the Group incorporates the assets, liabilities, and results of Northern Rock plc and its subsidiary undertakings (including Special Purpose Entities). Entities are regarded as subsidiaries where the Group has the power to govern financial and operating policies so as to obtain benefits from their activities. Inter-company transactions and balances are eliminated upon consolidation.

The purchase method of accounting is used to account for the purchase of subsidiaries which are held at cost.

c) Interest income and expense

Interest income and expense are recognised in the income statement for all instruments measured at amortised cost using the effective interest method.

The effective interest method calculates the amortised cost of a financial asset or a financial liability, and allocates the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (for example prepayment options) but does not consider future credit losses. The calculation includes all amounts received or paid by the Group that are an integral part of the overall return, direct incremental transaction costs related to the acquisition or issue of a financial instrument and all other premiums and discounts.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

d) Fees and commissions

Where they are not included in the effective interest calculation, fees and commissions are generally recognised on an accruals basis when the service has been provided. Loan commitment fees for loans that are likely to be drawn down are deferred (together with related incremental direct costs) and recognised as an adjustment to the effective interest rate on the loan. Insurance commissions are recognised in the period in which they are earned.

e) Financial instruments

Financial assets can be classified in the following categories: loans and receivables, available for sale, held to maturity or financial assets at fair value through profit and loss. Management determines the classification of its investments at initial recognition. The Group measures all of its financial liabilities at amortised cost, other than those instruments which have been designated as part of a hedging relationship (see below). All regular way trades are accounted for on a trade date basis.

i) Loans and receivables and financial liabilities at amortised cost

The Group's loans and advances to banks and customers are classified as loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, whose recoverability is based solely on the credit risk of the customer and where the Group has no intention of trading the loan. Both loans and receivables and financial liabilities are initially recognised at fair value including direct and incremental transaction costs. Subsequent recognition is at amortised cost using the effective interest method.

ii) Available for sale financial assets

Available for sale financial assets are non-derivative financial assets, principally but not exclusively investment securities intended to be held for an indefinite period of time which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices. They are initially measured at fair value including direct and incremental transaction costs. Subsequent measurement is at fair value, with changes in fair value being recognised in equity except for impairment losses and translation differences, which are recognised in the income statement. Upon derecognition of the asset, or where there is objective evidence that the investment security is impaired, the cumulative gains and losses recognised in equity are removed from equity and recycled to the income statement.

iii) Held to maturity financial assets

Held to maturity financial assets are non-derivative financial assets with fixed or determinable payments that the Group has the ability and intention to hold to maturity. They are initially measured at fair value including direct and incremental transaction costs. Subsequent measurement is at amortised cost using the effective interest method. No financial assets were classified as held to maturity during either 2005 or 2006.

iv) Financial assets at fair value through profit or loss

A financial asset is classified in this category if it is so designated by management on initial recognition. Derivatives are held at fair value through profit or loss unless they are designated as cash flow hedges. The assets are initially measured at fair value, with transaction costs taken directly to the income statement. Subsequent measurement is at fair value, with changes in fair value included directly in the income statement.

The fair values of quoted investments in active markets are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value using valuation techniques. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

f) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

g) Derivative financial instruments and hedge accounting

The Group undertakes transactions in derivative financial instruments, which include cross currency swaps, interest rate swaps, equity swaps, interest rate caps, forward rate agreements, options, foreign exchange contracts and similar instruments, for non-trading purposes.

The Group's derivative activities are entered into for the purpose of matching or eliminating risk from potential movements in interest and foreign exchange rates inherent in the Group's assets, liabilities and positions. All derivative transactions are for economic hedging purposes and so it is therefore decided at the outset which position the derivative will be hedging. Derivatives are reviewed regularly for their effectiveness as hedges and corrective action taken, if appropriate. Derivatives are measured initially at fair value and subsequently remeasured to fair value. Fair values are obtained from quoted market prices in

active markets and where these are not available from valuation techniques including discounted cash flow models and option pricing models. Where derivatives are not designated as part of a hedging relationship, changes in fair value are recorded in the income statement. Where derivatives are designated within hedging relationships, the treatment of the fair value changes depends on the nature of the hedging relationship as explained below.

Hedge accounting is used for derivatives designated in this way provided certain criteria are met. The Group documents at inception of the hedge relationship the link between the hedging instrument and the hedged item as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment both at hedge inception and on an ongoing basis of whether the derivatives used in hedging transactions are highly effective in offsetting changes in the fair values or cash flows of hedged items.

i) Cash flow hedges
A cash flow hedge is used to hedge exposures to variability in cash flows, such as variable rate financial assets and liabilities. The effective portion of changes in the derivative fair value is recognised in equity, and recycled to the income statement in the periods when the hedged item will affect profit and loss. The fair value gain or loss relating to the ineffective portion is recognised immediately in the income statement. No cash flow hedging relationships were designated during either 2005 or 2006.

ii) Fair value hedges
A fair value hedge is used to hedge exposures to variability in the fair value of financial assets and liabilities, such as fixed rate loans. Changes in fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of the hedged item is amortised to the income statement over the period to maturity.

If derivatives are not designated as hedges then changes in fair values are recognised immediately in the income statement.

iii) Embedded derivatives
Certain derivatives are embedded within other non-derivative host instruments to create a hybrid instrument. Where the economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risk of the host instrument, and where the hybrid instrument is not measured at fair value, the Group separates the embedded derivative from the host instrument and measures it at fair value with the changes in fair value recognised in the income statement.

h) Sale and repurchase agreements

Securities sold subject to repurchase agreements ('repos') are reclassified in the financial statements as assets pledged when the transferee has the right by contract or custom to sell or repledge the collateral; the counterparty liability is included in amounts due to other banks, deposits from banks, other deposits or deposits due to customers, as appropriate. Securities purchased under agreements to resell, ('reverse repos'), are recorded as loans and advances to banks or customers as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements.

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the obligation to return them is recorded at fair value as a trading liability.

i) Impairment losses

The Group assesses its financial assets or groups of financial assets for objective evidence of impairment at each balance sheet date. An impairment loss is recognised if, and only if, there is a loss event (or events) that has occurred after initial recognition and before the balance sheet date and has a reliably measurable impact on the estimated future cash flows of the financial assets or groups of financial assets.

i) Assets held at amortised cost

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. Objective evidence that a financial asset is impaired includes observable data that comes to the attention of the Group about the following loss events:

a) significant financial difficulty of the issuer or obligor;

b) a breach of contract, such as a default or delinquency in interest or principal repayments;

c) the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

d) it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

e) the disappearance of an active market for that financial asset because of financial difficulties; or

f) observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

i. adverse changes in the payment status of borrowers in the portfolio;

ii. national or local economic conditions that correlate with defaults on the assets in the portfolio.

If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an impairment allowance and the amount of the loss is recognised in the income statement. In future periods the unwind of the discount is recognised within interest income.

When a loan is uncollectible, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the customer's credit rating), the previously recognised impairment loss is reversed by adjusting the impairment allowance. The amount of the reversal is recognised in the income statement.

ii) Available for sale financial assets

For available for sale financial assets, the Group assesses at each balance sheet date whether there is objective evidence that a financial asset, or group of financial assets are impaired. The amount of the loss is measured as the difference between the asset's acquisition cost less principal repayments and amortisation and the current fair value. The rate used to discount the cash flows is the original effective rate on the available for sale financial asset. The amount of the impairment loss is recognised in the income statement. This includes cumulative gains and losses previously recognised in equity which are recycled from equity to the income statement.

j) Derecognition of financial assets and liabilities

Derecognition is the point at which the Group removes an asset or liability from its balance sheet. The Group's policy is to derecognise financial assets only when the contractual right to the cash flows from the financial asset expires. The Group also derecognises financial assets that it transfers to another party provided the transfer of the asset also transfers the right to receive the cash flows of the financial asset. Where the transfer does not result in the Group transferring the right to receive the cash flows of the financial assets, but it does result in the Group assuming a corresponding obligation to pay the cash flows to another recipient, the financial assets are also accordingly derecognised.

The Group derecognises financial liabilities only when the obligation specified in the contract is discharged, cancelled or has expired.

k) Securitisation transactions

Certain Group companies have issued debt securities in order to finance specific loans and advances to customers. Both the debt securities in issue and the loans and advances to customers remain on the Group balance sheet within the appropriate balance sheet headings unless:

i) a fully proportional share of all or of specifically identified cash flows have been transferred to the holders of the debt securities, in which case that proportion of the assets are derecognised;

ii) substantially all the risks and rewards associated with the assets have been transferred, in which case the assets are fully derecognised; or

iii) if a significant proportion of the risks and rewards have been transferred, the assets are recognised only to the extent of the Group's continuing involvement.

l) Debt and equity securities in issue

Issued securities are classified as liabilities where the contractual arrangements result in the Group having an obligation to deliver either cash or another financial asset to the security holder, or to exchange financial instruments under conditions that are potentially unfavourable to the Group. Issued securities are classified as equity where they meet the definition of equity and confer a residual interest in the Group's assets on the holder of the securities.

Financial liabilities are carried at amortised cost using the effective interest rate (see "interest income and expense"). Equity instruments are initially recognised at net proceeds, after deducting transaction costs and any related income tax. Appropriations to holders of equity securities are deducted from equity, net of any related income tax, as they become irrevocably due to the holders of the securities.

m) Foreign currency translation

The Group's financial statements are presented in sterling, which is the functional currency of the parent company. Items included in the financial statements of each of the Group's entities are measured using their functional currency, which is the currency of the primary economic environment in which they operate.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currencies are translated at the rate prevailing at the balance sheet date. Foreign exchange gains and losses resulting from the restatement and settlement of such transactions are recognised in the income statement. Non-monetary items measured at amortised cost and denominated in foreign currencies are translated at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are translated at the exchange rate at the date of valuation. Where these are held at fair value through profit and loss, exchange differences are reported as part of the fair value gain or loss.

n) Share-based payments

Share-based payments are accounted for on a fair value basis. The Group measures the fair value of the Long Term Incentive Plan ("LTIP") using a Monte Carlo simulation model and the fair value of the Save-As-You-Earn scheme and all other share based payment schemes using a Black-Scholes option pricing model. The fair value is calculated at grant date and is recognised in the income statement over the relevant vesting period and adjusted for forfeitures, with the number of shares expected to be forfeited estimated at each balance sheet date prior to the vesting date. The impact of any revisions to estimates is reflected in the income statement, with the corresponding adjustment recognised in equity. The only exception is where the share-based payment has vesting outcomes attached to market based performance conditions such as in the case of the LTIPs. Under these circumstances, the Monte Carlo simulation model takes into account these market based performance conditions which effectively estimate the number of shares expected to vest. No subsequent adjustment is then made to the fair value charge for shares that do not vest in the event that these performance conditions are not met.

In accordance with the transitional provisions of IFRS – 2 Share-based Payment, the Group has only applied the requirements of the standard to equity settled share-based payments granted after 7 November 2002.

o) Intangible assets

i) Goodwill

Goodwill arising on the acquisition of subsidiary companies, which is represented by the excess of fair value of the purchase consideration over the fair value of the assets acquired, is capitalised and shown as an asset in the balance sheet. It is reviewed for impairment annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amount, having been tested for impairment at 31 December 2003.

ii) Computer software

Costs incurred in acquiring and developing computer software for internal use are capitalised as intangible assets where the software leads to the creation of an identifiable non-monetary asset and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group from its use for a period of over one year. The software is classified as an intangible asset where it is not an integral part of the related hardware and amortised over its estimated useful life which is generally 3 to 5 years.

Costs associated with maintaining software are expensed as they are incurred.

p) Cash and cash equivalents

For the purposes of the cashflow statement, cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition, including cash and non-restricted balances with central banks.

q) Taxation

Income tax payable on taxable profits ('current tax') based on the applicable tax law in each jurisdiction is recognised as an expense in the period in which the profits arise. Income tax recoverable on tax allowances is recognised as an asset only to the extent that it is regarded as recoverable by offset against current or future taxable profits.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled.

However deferred tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither the tax profit nor the accounting profit.

Deferred tax is provided on temporary differences arising from investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

Deferred and current tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred or current tax is also dealt with in equity.

Deferred and current tax assets and liabilities are only offset when they arise in the same reporting tax group and where there is both a legal right of offset and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

r) Pensions and employee benefits

The Company operates the Northern Rock Pension Scheme (the "Scheme") to provide retirement benefits for staff. Staff who joined the Scheme before 1 July 1999 participate in the funded, contracted out, defined benefit section of the scheme unless they opt out. Other staff, including those employed at 1 July 1999 but not members of the defined benefit section of the Scheme at that date, together with staff employed from 1 July 1999, participate in the defined contribution section of the scheme unless they opt out. The assets of both sections of the Scheme are held in a trustee-administered fund separate from the assets of Northern Rock plc.

A full actuarial valuation of the Group's defined benefit section of the scheme is undertaken every three years with interim reviews in the intervening years; these valuations are updated to 31 December each year by qualified independent actuaries. For the purpose of these annual updates, scheme assets are included at their fair value and scheme liabilities are measured on an actuarial basis using the projected unit credit method. Liabilities in the defined benefit section of the scheme are discounted using rates equivalent to the market yields at the balance sheet date on high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. The resulting net surplus or deficit is included in the Group's balance sheet. Surpluses are only recognised to the extent that they are recoverable through reduced contributions in the future or through refunds from the scheme.

The Group's income statement includes the current service cost of providing pension benefits, the expected return on the scheme's assets, net of administration costs, and the interest cost on the scheme's liabilities. Cumulative actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised immediately through the Statement of Recognised Income and Expense.

Past service costs are recognised immediately in the income statement, unless the changes to the Scheme are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight line basis over the average vesting period.

For defined contribution plans, the Company has no further payment obligations once the contributions have been paid. The contributions are recognised as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

s) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and provision for impairment, as appropriate. Additions and subsequent expenditure are included in the asset's carrying value or are recognised as a separate asset only when they improve the expected future economic benefits to be derived from the asset. All other repairs and maintenance are charged to the income statement in the period in which they are incurred.

Depreciation is provided using the straight line method to allocate costs less residual values over estimated useful lives, as follows:

Freehold property	100 years
Leasehold property	Unexpired period of the lease
Plant, equipment, fixtures and fittings	
- plant	30 years
- furniture	10 years
- other	5 years
Computer equipment	
- PCs	3 years
- other	5 years
Motor vehicles	4 years

Assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Where the cost of freehold land can be identified separately from buildings, the land value is not depreciated. Fixed assets are subject to impairment testing, if deemed appropriate.

Assets in the course of construction are not depreciated until they have been completed and transferred to the appropriate category of property, plant and equipment. The costs of financing assets in the course of construction are not included in the costs of the assets.

t) Leases

Operating lease payments are charged to the income statement on a straight line basis unless a different systematic basis is more appropriate. Where an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor in compensation is charged to the income statement in the period in which termination is made.

u) Share capital

i) Share issue costs
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

ii) Dividends on shares
Dividends on shares are recognised in equity in the period in which they are approved by the Company's shareholders or paid.

1. Principal accounting policies (continued)

iii) Treasury shares

Where any Group company purchases the Company's equity share capital, the consideration paid is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

(v) Amendments to published standards and interpretations effective 1 January 2006

The application of the amendments and interpretations listed below did not result in substantial changes to the Group's accounting policies:

IAS 19 amendment – Actuarial Gains and Losses, Group Plans and Disclosures (adopted early on 1 January 2005)

IAS 21 amendment – Net Investment in a Foreign Operation

IAS 39 amendment – Cash Flow Hedge Accounting of Forecast Intragroup Transactions

IAS 39 amendment – The Fair Value Option

IAS 39 and IFRS 4 amendment – Financial Guarantee Contracts

IFRIC 4, Determining Whether an Arrangement Contains a Lease

IFRIC 6, Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment

IAS 19 amendment introduced the option to recognise all actuarial gains and losses immediately in the Statement of Recognised Income and Expense, and also introduced new disclosure requirements. The Group has chosen to take the option introduced by this amendment.

IAS 39 amendment – The Fair Value Option introduced specific criteria for the adoption of the fair value option. The Group has chosen to designate certain assets as held at fair value under this option during 2006.

(w) Early adoption of standards

The Group has not early adopted any standards or interpretations during 2006.

(x) Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are relevant and mandatory for the Group's accounting periods beginning on or after 1 January 2007 but which the Group has not adopted early, as follows:

i) IFRS 7, Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures

IFRS 7 amends disclosures relating to financial instruments and requires the disclosure of qualitative and quantitative information relating to exposure to risks arising from financial instruments, including specified disclosures about credit risk, market risk and liquidity risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. The amendment to IAS 1 introduces disclosures about the level of an entity's capital, and how it manages it. The Group is currently assessing the impact on disclosures that the introduction of this standard will have.

ii) IFRIC 8, Scope of IFRS 2 (effective for accounting periods commencing on or after 1 May 2006)

iii) IFRIC 9, Reassessment of Embedded Derivatives (effective for accounting periods commencing on or after 1 June 2006)

The Group believes that the application of these interpretations will have no material impact on the financial statements in the period of initial application.

2. Critical accounting estimates

a) Impairment losses on loans and advances

Individual impairment losses on loans and advances are calculated based on an individual valuation of the underlying asset. Collective impairment losses on loans and advances are calculated using a statistical model. The key assumptions used in the model are the probability of any account going into default in the next twelve months, the loss incurred in the event of possession or write off, the roll rates of borrowers moving from lower levels of arrears to serious arrears and possession or write off, and the time period from the date of the event causing the loss to the date of realisation of the property or write off. The probability of accounts going into default is based on application and behavioural scorecards, which are regularly recalibrated to take account of current circumstances. These key assumptions are based on observed data from historical patterns from lending over previous years and are updated regularly based on new data as it becomes available. In addition, management considers how appropriate past trends and patterns might be in the current economic situation and makes any adjustments that it believes to be necessary to reflect current conditions. The accuracy of the impairment calculation would therefore be affected by unexpected changes to the economic situation, inaccuracies within the models used compared to actual outcomes and assumptions which differ from actual outcomes. To the extent that the loss given default differs by +/- 10%, the impairment allowance would be an estimated £9.4m higher (2005 £12.1m) or £10.1m lower (2005 £12.0m) respectively.

b) Fair value calculations

Fair value is defined as the value at which assets, liabilities or positions could be closed out or sold in a transaction with a willing and knowledgeable counterparty. For the majority of instruments carried at fair value, these are determined by reference to quoted market prices. Where these are not available, fair value is based upon cash flow models, which use wherever possible independently sourced market parameters such as interest rate yield curves, currency rates and option volatilities. Other factors are also considered, such as counterparty credit quality and liquidity. Management must use judgement and estimates where not all necessary data can be externally sourced or where factors specific to Northern Rock's holdings need to be considered. The accuracy of the fair value calculations would therefore be affected by unexpected market movements, inaccuracies within the models used compared to actual outcomes and incorrect assumptions. For example, if management were to use a tightening in the credit spread of 10 basis points, the fair values of liabilities and derivatives would increase from the reported fair values by £97.2m (2005 £83.8m).

c) Average life of secured lending

IAS 39 requires interest earned from mortgage lending to be measured under the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset.

Management must therefore use judgement to estimate the expected life of each instrument and hence the expected cash flows relating to it. The accuracy of the effective interest rate would therefore be affected by unexpected market movements resulting in altered customer behaviour, inaccuracies in the models used compared to actual outcomes and incorrect assumptions. If the estimated average life of secured loans were increased or reduced by one month, the value of such loans on the balance sheet would be increased or decreased by £12.5m (2005 £9.7m) and £13.1m (2005 £10.4m) respectively.

2. Critical accounting estimates (continued)

d) Pension benefits

The present value of the pensions obligations is dependent upon an actuarial calculation which includes a number of assumptions. These assumptions include the discount rate, which is used to determine the present value of the estimated future cash outflows that will be required to meet the pension obligation. In determining the appropriate discount rate to use, the Group considers market yields of high quality corporate bonds denominated in sterling that have terms to maturity approximating the terms of the pension liability. Were this discount rate to reduce by 0.1% or increase by 0.1% from the current management estimate, the carrying value of the pension obligations would be an estimated £8.7m higher (2005 £6.6m) or £8.5m lower (2005 £6.6m) respectively.

Other key assumptions for pensions benefits including mortality tables are based in part upon current market conditions. Additional information is included in note 7.

3. Interest and similar income

	2006 £m	2005 £m
On secured advances	**3,980.9**	3,220.2
On other lending	**416.4**	337.0
On investment securities and deposits	**575.0**	499.5
	4,972.3	4,056.7

Interest accrued on individually impaired assets was £2.1m (2005 £1.0m).

4. Interest expense and similar charges

	2006 £m	2005 £m
On retail customer accounts	**960.7**	841.7
On other deposit accounts	**273.3**	200.4
On debt securities in issue	**2,826.4**	2,198.3
On subordinated liabilities	**53.4**	53.7
On tier one notes	**13.4**	14.0
Other	**(4.0)**	(3.7)
	4,123.2	3,304.4

5. Administrative expenses

	2006 £m	2005 £m
Wages and salaries	**144.2**	121.9
Social security costs	**12.9**	10.6
Other pension costs	**4.9**	12.0
Total staff costs	**162.0**	144.5
Other administrative expenses	**85.2**	81.6
	247.2	226.1
Other administrative expenses include:		
Hire of equipment	**4.4**	5.3
Property rentals	**4.5**	3.6
Remuneration of auditors (see below)	**1.8**	2.5

The average number of persons employed by the Group and Company was as follows:

	2006	2005
Full time	**4,811**	4,569
Part time	**1,125**	1,210

Services provided by the Group's auditor and network firms

During the year the Group obtained the following services from the Group's auditor, as detailed below:

	2006 £m	2005 £m
Audit services:		
Fees payable to Company auditor for the audit of parent Company and consolidated accounts	**0.5**	1.0
Non audit services:		
Fees payable to Company auditor and its associates for other services		
– The audit of Company's subsidiaries pursuant to legislation	**0.3**	0.4
– Other services pursuant to legislation	**0.3**	0.3
– Other assurance services	**0.7**	0.8
	1.8	2.5

Other assurance services comprise services provided in respect of securitisation transactions and the raising of wholesale funding. No other non-audit services were provided.

6. Share based payment

Summary of schemes

Northern Rock grants share options to executive officers and employees under the following schemes:

- Employee Share Option Scheme
- Employee Sharesave Scheme

Equity instruments other than options have been granted under the following schemes:

- Share Incentive Plan
- Long Term Incentive Plan
- Share Matching Scheme
- Deferred Share Scheme

Further details of each scheme are given below.

Share Option Schemes

Employee Share Option Scheme

The Employee Share Option Scheme is an incentive scheme established in 1998 under which eligible employees may be granted share options. In accordance with the scheme, options are granted at an exercise price equivalent to market price on the grant date with a vesting period of 3 years. Upon vesting, options may be exercised up to ten years from the grant date.

An initial grant of options was made in 1998, and further grants have been made in 2002, 2005 and 2006.

Employee Sharesave Scheme

Qualifying employees may participate in the Employee Sharesave Schemes which are HM Revenue & Customs approved Save As You Earn ("SAYE") option schemes. Under these schemes, employees may contribute a portion of their monthly salary, up to a specified maximum amount, and at the expiry of a fixed term have the option to use the savings to acquire shares in Northern Rock plc. The fixed terms outlined in the schemes for option vesting are three, five and seven years. Options can be exercised up to six months after vesting. Employees who leave the Company prior to the options fully vesting may be able to exercise their options, for up to six months, if they meet certain specified criteria. Options are granted to the employees at a discount from the market price. This was 20% for options granted in 1997 and 2000 and 10% for subsequent grants. The vesting period for the options is equivalent to the fixed terms in accordance with the schemes' rules.

Four Sharesave schemes are currently in operation resulting from options offered to employees during 2000, 2003, 2005 and 2006. Employees can save in any number of the schemes up to an overall specified maximum amount.

The following tables summarise the movement in the number of share options between those outstanding at the beginning and end of the year, together with changes in the weighted average exercise price over the same period. The number of shares authorised for grant under each scheme was equal to the actual number of shares granted in all years presented.

	Options outstanding at the beginning of the year	Options granted during the year	Options exercised during the year	Options forfeited during the year	Options expired during the year	Options outstanding at the end of the year	Options exercisable at the end of the year
2006							
Employee Sharesave (2006) Scheme	–	664,833	(262)	(30,718)	–	633,853	692
Employee Sharesave (2005) Scheme	772,199	–	(470)	(38,379)	–	733,350	1,909
Employee Sharesave (2003) Scheme	788,010	–	(518,708)	(7,337)	–	261,965	-
Employee Sharesave (2000) Scheme	436,319	-	–	–	-	436,319	837
Employee Share Option (2006) Scheme	–	1,407,500	(3,000)	(111,250)	–	1,293,250	5,250
Employee Share Option (2005) Scheme	4,111,000	–	(27,000)	(267,000)	-	3,817,000	13,000
Employee Share Option (2002) Scheme	686,500	-	(326,100)	(5,000)	-	355,400	355,400
Employee Share Option (1998) Scheme	312,316	–	(134,854)	(7,500)	–	169,962	169,962
2005							
Employee Sharesave (2005) Scheme	-	808,621	(41)	(36,381)	-	772,199	-
Employee Sharesave (2003) Scheme	825,588	-	(4,578)	(33,000)	-	788,010	2,212
Employee Sharesave (2000) Scheme	1,345,521	–	(907,955)	(1,247)	-	436,319	-
Employee Sharesave (1997) Scheme	30,921	–	(30,921)	–	-	–	–
Employee Share Option (2005) Scheme	–	4,463,000	(13,000)	(339,000)	-	4,111,000	1,000
Employee Share Option (2002) Scheme	2,985,000	–	(2,010,500)	(288,000)	–	686,500	686,500
Employee Share Option (1998) Scheme	569,770	–	(232,404)	(25,050)	-	312,316	312,316

All options outstanding at 31 December 2006 under the Employee Sharesave (2006) Scheme, the Employee Sharesave (2005) Scheme, the Employee Sharesave (2003) Scheme, the Employee Sharesave (2000) Scheme, the Employee Share Option (2006) Scheme, the Employee Share Option (2005) Scheme, the Employee Share Option (2002) Scheme and the Employee Share Option (1998) Scheme were granted with an exercise price of £9.74, £7.27, £5.98, £2.15, £11.27, £7.73, £6.41 and £6.18 respectively. The market price of the Company's shares at the grant date for each of these schemes was £11.35, £8.08, £6.40, £3.07, £11.27, £7.73, £6.41 and £6.18 respectively.

6. **Share based payment** (continued)

Share-based compensation costs relating to these schemes were as follows:

	2006 **£m**	2005 £m
Employee Sharesave (2006) Scheme	**0.3**	–
Employee Sharesave (2005) Scheme	**0.3**	0.2
Employee Sharesave (2003) Scheme	**0.2**	0.4
Employee Sharesave (2000) Scheme*	**–**	–
Employee Share Option (2006) Scheme	**0.5**	–
Employee Share Option (2005) Scheme	**1.7**	1.4
Employee Share Option (2002) Scheme*	**–**	–
Employee Share Option (1998) Scheme*	**–**	–

*In accordance with the transitional provisions, the Group has only applied the requirements of IFRS 2 – Share-based Payment to equity settled share-based payments granted after 7 November 2002.

The fair value of options granted during the year were as follows:

	2006 **£m**	2005 £m
Employee Sharesave (2006) Scheme		
Three year vesting	**2.33**	–
Five year vesting	**2.98**	–
Employee Share Option (2006) Scheme	**1.95**	–
Employee Sharesave (2005) Scheme		
Three year vesting	**–**	1.73
Five year vesting	**–**	2.17
Employee Share Option (2005) Scheme	**–**	1.54

The fair value of options granted during the year was determined using a Black Scholes valuation model. The significant inputs into the model were share prices at the grant date, exercise prices, and option lives as disclosed above, and volatility and risk free interest rates as follows:

Volatility	**2006** **%**	2005 %
Employee Sharesave (2006) Scheme		
Three year vesting	**19.4**	–
Five year vesting	**25.0**	–
Employee Share Option (2006) Scheme	**19.4 – 27.9**	–
Employee Sharesave (2005) Scheme		
Three year vesting	**–**	25.1
Five year vesting	**–**	28.6
Employee Share Option (2005) Scheme	**–**	25.3 – 29.1

The volatility is based on a statistical analysis of daily share prices over a period equal to the vesting period of each scheme ending on the day before the grant date for each scheme.

Risk free interest rates	**2006** **%**	2005 %
Employee Sharesave (2006) Scheme		
Three year vesting	**4.4**	–
Five year vesting	**4.4**	–
Employee Share Option (2006) Scheme	**4.2 – 4.3**	–
Employee Sharesave (2005) Scheme		
Three year vesting	**–**	4.8
Five year vesting	**–**	4.8
Employee Share Option (2005) Scheme	**–**	4.5 – 4.6

The weighted average remaining contractual life of options outstanding at 31 December 2006 were as follows.

Employee Sharesave (2006) Scheme	3.6 years
Employee Sharesave (2005) Scheme	2.9 years
Employee Sharesave (2003) Scheme	2.7 years
Employee Sharesave (2000) Scheme*	0.8 years
Employee Share Option (2006) Scheme	9.1 years
Employee Share Option (2005) Scheme	8.1 years
Employee Share Option (2002) Scheme*	5.5 years
Employee Share Option (1998) Scheme*	1.4 years

*In accordance with the transitional provisions, the Group has only applied the requirements of IFRS 2 – Share-based Payment to equity settled share-based payments granted after 7 November 2002.

6. Share based payment (continued)

Other Equity Instruments

Share Incentive Plan/Approved Profit Sharing Scheme

The Share Incentive Plan ("SIP") was established in 2003 and is available to all employees who have completed a minimum of six months of service. Provided that the Group meets certain performance criteria annually as outlined in the SIP, eligible employees are granted rights to shares in Northern Rock plc for an amount not in excess of 5% of their annual salary, subject to a maximum of £3,000, free from any consideration. The rights to shares vest immediately. The Company subsequently purchases shares to satisfy the shares vested and transfers them to an independent trustee company. Shares are transferred to the employees by the trustee company on the fifth anniversary of the grant date. The SIP was introduced following changes to UK legislation regarding employee share compensation schemes. Prior to this the Company operated an Approved Profit Sharing Scheme ("APSS") for employees. The qualifying conditions for and operation of APSS were the same as for SIP except that shares were transferred to the employees by the trustee company on the third anniversary of the grant date rather than the fifth anniversary. Compensation expense relating to these schemes was £2.2m (2005 £1.8m).

Long Term Incentive Plan

Executive Directors and certain other senior executives are granted rights to shares under the Long Term Incentive Plan ("LTIP"). All details relating to this scheme are included within the Directors' Remuneration Report on page 27.

The following tables summarise the movement in the number of share options between those outstanding at the beginning and end of the year, together with changes in weighted average exercise price over the same period. The number of shares authorised for grant under each scheme was equal to the actual number of shares granted in all years presented.

Details of rights to shares held by Executive Directors are included within the Directors' Remuneration Report on page 27. Details of all rights held under the scheme are shown below:

	Rights outstanding at the beginning of the year	Rights granted during the year	Rights exercised during the year	Rights forfeited during the year	Rights expired during the year	Rights outstanding at the end of the year	Rights exercisable at the end of the year
2006							
LTIP 2006-2008 Scheme	-	619,223	-	(8,255)	-	610,968	-
LTIP 2005-2007 Scheme	669,318	-	-	(9,653)	-	659,665	-
LTIP 2004-2006 Scheme	591,441	-	-	(9,696)	-	581,745	-
LTIP 2003-2005 Scheme	636,966	-	-	(636,966)	-	-	-
2005							
LTIP 2005-2007 Scheme	-	669,318	-	-	-	669,318	-
LTIP 2004-2006 Scheme	591,441	-	-	-	-	591,441	-
LTIP 2003-2005 Scheme	636,966	-	-	-	-	636,966	-
LTIP 2002-2004 Scheme	389,040	-	(282,836)	(106,204)	-	-	-

The fair value of shares granted during the year was determined using a Monte Carlo simulation model. The significant inputs into the model were share prices of £10.15, £7.68 and £7.40 at the grant date in 2006, 2005 and 2004 respectively, exercise price of nil, standard deviation of expected share price returns of 19.9%, 25.3% and 29.0% respectively, option life of 3 years, and the annual risk free interest rate of 4.3%, 4.5% and 4.6% respectively. Correlation of the Company's share price movement with the comparator companies in the FTSE 100 index or FTSE 350 index as appropriate is calculated by reference to the share price of the Company compared to the individual FTSE 100 or 350 companies on a daily basis over the three year period ending on the date before the grant date for each scheme. The volatility is based on a statistical analysis of daily share prices over the three year period ending on the date before the grant date for each scheme. Compensation expense relating to this scheme in 2006 was £2.7m (2005 £2.3m).

Share Matching Schemes

The Company operates two Share Matching Schemes which entitle certain employees to use their annual bonus under the short term cash bonus scheme to purchase shares in Northern Rock plc. The first scheme applies to Executive Directors and other senior executives (Share Matching Scheme 1). The Company grants the employee one additional share for every share purchased. Rights to these shares vest over 3 years from the grant date. The Company has purchased or will purchase shares on behalf of the employees for the amounts allocated by them from their annual bonuses together with shares equivalent to the related rights granted and has transferred them to an independent trustee. The shares will be transferred to the employees at the end of the vesting period. Compensation expense relating to this scheme in 2006 was £4.1m (2005 £3.1m).

Details of the rights held by Executive Directors are included within the Directors' Remuneration Report on page 25.

The second scheme (Share Matching Scheme 2) was introduced during 2001 and applies to other senior management. Under the scheme, employees are entitled to use their annual bonus under the short term cash bonus scheme to purchase shares in Northern Rock plc. For certain senior employees for every one share purchased by the employee, the Company grants the employee the right to one additional share, free from any consideration. For other senior employees for every two shares purchased by the employee, the Company grants the employee the right to one additional share, free from any consideration. Rights to these shares vest over 3 years from the grant date. The Company has purchased or will purchase shares on behalf of the employees for the amounts allocated by them from their annual bonuses together with shares equivalent to the related rights granted and has transferred them to an independent trustee. The shares will be transferred to the employees at the end of the vesting period. Compensation expense relating to this scheme in 2006 was £0.4m (2005 £0.3m).

Details of the rights held by employees in Share Matching Schemes are detailed below:

	Rights outstanding at the beginning of the year	Rights granted during the year	Rights exercised during the year	Rights forfeited during the year	Rights expired during the year	Rights outstanding at the end of the year	Rights exercisable at the end of the year
2006							
Scheme 1	1,093,382	439,683	(345,859)	(1,626)	-	1,185,580	-
Scheme 2	146,509	73,755	(40,057)	(323)	-	179,884	-
2005							
Scheme 1	909,888	354,346	(170,852)	-	-	1,093,382	-
Scheme 2	130,068	55,112	(36,480)	(2,191)	-	146,509	-

6. Share based payment (continued)

Deferred Share Scheme

Executive Directors or other executives who receive a bonus under the short term cash bonus scheme may, at the absolute discretion of the Remuneration Committee, be granted an award of shares under the Deferred Bonus Plan with a pre-tax value equal to the pre-tax value of their bonus under the short term cash bonus scheme. A participant who is granted an award must normally continue to hold those shares and remain an employee of the Group for a period of three years from the grant date in order to retain the full number of shares so granted to them, although shares will be released earlier in certain "good leaver" circumstances. Compensation expense relating to this scheme in 2006 was £2.8m (2005 £2.2m).

Details of the rights held by Executive Directors are included within the Directors' Remuneration Report on page 26. Details of all rights held under the Deferred Share Scheme are shown below:

	Rights outstanding at the beginning of the year	Rights granted during the year	Rights exercised during the year	Rights forfeited during the year	Rights expired during the year	Rights outstanding at the end of the year	Rights exercisable at the end of the year
2006	760,779	305,597	(262,500)	-	-	803,876	-
2005	632,291	246,430	(117,942)	-	-	760,779	-

The table below sets out the total number of rights granted during each year and the fair value at grant date for the following schemes:

	2006		2005	
	Number of rights granted	**Fair value at grant date (£)**	Number of rights granted	Fair value at grant date (£)
Share Incentive Plan	**201,544**	**11.25**	223,989	8.01
Long Term Incentive Plan	**619,223**	**5.04**	669,318	3.79
Share Matching Scheme 1	**439,683**	**10.15**	354,346	7.73
Share Matching Scheme 2	**73,755**	**11.32**	55,112	8.32
Deferred Share Scheme	**305,597**	**10.15**	246,430	7.73

7. Retirement benefit obligations

The Company operates one main employee benefit scheme ("the Scheme") with both defined benefit and defined contribution sections.

The defined benefit section of the Scheme provides benefits based on final salary for certain employees. The assets of the Scheme are held in a separate trustee-administered fund. Contributions to the defined benefit section are assessed in accordance with the advice of an independent qualified actuary using the projected unit method. The defined benefit section was closed to new entrants in July 1999.

The Company's policy for recognising actuarial gains and losses is to recognise them immediately on the balance sheet through the Statement of Recognised Income and Expense.

The overall costs of the Scheme have been recognised in the Company's accounts in accordance with IAS19.

Summary of assumptions

	2006 %	2005 %
Price inflation	**3.00**	2.75
Rate of increase in salaries	**4.75**	4.50
Rate of increase for pre 6 April 2006 pensions in payment*	**3.35**	3.10
Rate of increase for post 6 April 2006 pensions in payment	**3.00**	n/a
Rate of increase for deferred pensions	**3.00**	2.75
Discount rate	**5.10**	4.75
Expected rate of return on assets	**6.68**	6.30

** in excess of any Guaranteed Minimum Pension (GMP) element*

The most significant non-financial assumption is the assumed rate of longevity. The table below shows the life expectancy assumptions used in the accounting assessments based on the life expectancy of a member aged 60.

Categories of assets

	2006		2005	
	Pensioner	**Non-pensioner**	Pensioner	Non-pensioner
Male	**24.9 years**	**25.8 years**	22.7 years	24.5 years
Female	**27.9 years**	**28.8 years**	25.7 years	27.5 years

7. Retirement benefit obligations (continued)

The expected return on assets has been derived as the weighted average of the expected returns from each of the main asset classes. The expected return for each asset class reflects a combination of historical performance analysis, the forward looking views of the financial markets (as suggested by the yields available), and the views of investment organisations.

Categories of assets	2006 %	2005 %
Equities	53	50
Bonds	37	35
Property	10	7
Cash/other	-	8
Total	100	100

Funded status	2006 £m	2005 £m	2004 £m	2003 £m
Present value of defined benefit obligation	(350.7)	(311.0)	(251.4)	(226.1)
Assets at fair value	329.0	256.6	198.9	178.8
Defined benefit liability	(21.7)	(54.4)	(52.5)	(47.3)

Disclosed pension expense for year:

a) Components of defined benefit pension expense

	2006 £m	2005 £m
Current service cost	10.5	8.9
Interest cost	14.8	13.5
Expected return on assets	(19.1)	(13.5)
Past service cost	(4.5)	-
Total pension expense	1.7	8.9

b) Statement of recognised income and expense (SORIE)	2006 £m	2005 £m
Actuarial loss recognised in SORIE	(16.5)	(18.5)
Cumulative actuarial losses recognised at 1 January	(21.3)	(2.8)
Cumulative actuarial losses recognised at 31 December	(37.8)	(21.3)

Movements in present value of defined benefit obligation during the year	2006 £m	2005 £m
Present value of defined benefit obligation at 1 January	311.0	251.4
Defined benefit service cost	10.5	8.9
Interest cost	14.8	13.5
Defined benefit employee contributions	1.9	1.8
Scheme amendment	(4.5)	-
Actuarial loss	21.1	39.4
Defined benefit actual benefit payments	(4.1)	(4.0)
Present value of defined benefit obligation at 31 December	350.7	311.0

Movements in defined benefit fair value of assets during the year	2006 £m	2005 £m
Fair value of assets at 1 January	256.6	198.9
Expected return on assets	19.1	13.5
Actuarial gain	4.6	20.8
Defined benefit actual company contributions	50.9	25.6
Defined benefit employee contributions	1.9	1.8
Defined benefit actual benefits paid	(4.1)	(4.0)
Fair value of assets at 31 December	329.0	256.6

7. **Retirement benefit obligations** (continued)

Experience gains and losses	**2006 £m**	2005 £m	2004 £m
Defined benefit obligation	**350.7**	311.0	251.4
Fair value of assets	**329.0**	256.6	198.9
Deficit	**21.7**	54.4	52.5
Experience loss on defined benefit obligation	**21.1**	39.4	7.0
Experience gain on assets	**4.6**	20.8	4.2

Estimated contributions for year ending 31 December 2007	**2007 £m**
Estimated employer contributions for 2007	**6.4**
Estimated employee contributions for 2007	**2.0**
Estimated total contributions for 2007	**8.4**

Pension costs for the defined contribution section of the Scheme were:

	2006 £m	2005 £m
Total included in staff costs	**3.2**	2.4

8. **Impairment losses on loans and advances**

	On advances secured on residential property £m	On other secured advances £m	On unsecured loans £m	Total £m
2006				
Group				
At 1 January 2006	32.5	4.7	87.1	124.3
Income Statement:				
Increase in allowance during the year net of recoveries	6.4	2.2	72.6	81.2
Amounts written off during the year	(13.8)	-	(69.0)	(82.8)
Discount unwind	1.1	0.5	1.7	3.3
At 31 December 2006	26.2	7.4	92.4	126.0
Company				
At 1 January 2006	32.5	4.7	93.2	130.4
At 31 December 2006	26.2	7.4	92.5	126.1

8. Impairment losses on loans and advances (continued)

	On advances secured on residential property £m	On other secured advances £m	On unsecured loans £m	Total £m
2005				
Group				
At 1 January 2005	36.3	12.2	78.4	126.9
Adoption of IAS 39	(1.1)	(0.5)	(1.7)	(3.3)
	35.2	11.7	76.7	123.6
Income Statement:				
Increase in allowance during the year net of recoveries	17.3	2.7	36.6	56.6
Reclassifications	(10.3)	(9.8)	20.1	-
	7.0	(7.1)	56.7	56.6
Amounts written off during the year	(10.8)	(0.4)	(48.0)	(59.2)
Discount unwind	1.1	0.5	1.7	3.3
At 31 December 2005	32.5	4.7	87.1	124.3
Company				
At 1 January 2005	36.3	12.2	82.5	131.0
At 31 December 2005	32.5	4.7	93.2	130.4

9. Net hedge ineffectiveness and other unrealised fair value gains and losses

	2006 £m	2005 £m
Fair value movements (excluding interest accruals) on non-hedging derivatives	**(2,811.8)**	1,675.6
Translation gains and losses on underlying instruments	**2,812.6**	(1,693.7)
	0.8	(18.1)
Net hedge ineffectiveness excluding interest flows on fair value hedges	**14.1**	(38.3)
Net hedge ineffectiveness and other unrealised fair value gains and losses	**14.9**	(56.4)

The Group enters into certain derivative financial instruments which although highly effective as economic hedges are not included in hedge accounting relationships. These derivatives include hedges on certain foreign currency assets and liabilities, wholesale funding recorded at amortised cost, instruments included within non shareholders' funds, forward currency contracts and previously effective hedges which no longer meet the hedge accounting criteria and consequently have been de-designated.

The fair value movements (excluding interest accruals) on such derivatives are separately identified within "Net hedge ineffectiveness and other unrealised fair value gains and losses", together with the translation gains and losses on underlying instruments arising from the retranslation from foreign currency into sterling. The periodic interest cashflow settlements and accruals on such derivatives are included within interest income or expense, as appropriate.

Net hedge ineffectiveness on fair value hedges represents the difference between changes in the fair value of future cashflows (excluding interest cashflows and accruals) of the hedging derivatives and the changes in the fair value of future cashflows (excluding interest cashflows and accruals) of the underlying hedged items. The periodic interest cashflows and accruals on such derivatives and hedged items are included within interest income or expense as appropriate.

10. Directors' emoluments

Full details of the Directors' remuneration and shareholdings are included in the Directors' Remuneration Report set out on pages 18 to 29.

11. Income tax expense

	2006 £m	2005 £m
The income tax expense for the year comprises:		
UK corporation tax		
Current tax on profits for the year	**168.5**	134.2
Adjustments in respect of prior years	**1.2**	(6.2)
Total current tax	**169.7**	128.0
Deferred tax (see note 25)	**14.0**	16.9
	183.7	144.9

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the standard rate of UK corporation tax of 30% (2005 30%) as follows:

	2006 £m	2005 £m
Profit before taxation	**626.7**	494.2
Tax calculated at rate of 30% (2005 30%)	**188.0**	148.3
Net non deductible expenses for tax purposes	**0.8**	0.8
Current tax – prior year adjustment	**1.2**	(6.2)
Deferred tax – prior year adjustment	**(6.3)**	2.0
Income tax expense	**183.7**	144.9

As detailed in notes 35 and 36, current and deferred income tax have also been charged direct to equity. The deferred income tax charged/(credited) amounts to £(15.6m) for the Group (2005 £1.8m) and £(9.2m) for the Company (2005 £(3.4m)). The current income tax credit amounts to £(4.3m) for both the Group and the Company (2005 £(13.1m)).

12. Profit attributable to ordinary shareholders

Of the profit attributable to ordinary shareholders, £384.2m (2005 £346.2m) has been dealt with in the accounts of the Company. As permitted by section 230 of the Companies Act 1985, the Company's income statement has not been presented separately.

13. Dividends

The following tables analyse dividends when paid and the year to which they relate.

	2006 pence per share	2005 pence per share
2004 final dividend	-	18.0
2005 interim dividend	-	9.4
2005 final dividend	**20.7**	-
2006 interim dividend	**10.9**	–
	31.6	27.4

The proposed final dividend in respect of 2006 amounts to 25.3 pence per share (£104.8m). These Annual Results do not reflect this dividend payable.

	2006 £m	2005 £m
2004 final dividend	-	74.7
2005 interim dividend	-	39.2
2005 final dividend	**86.6**	-
2006 interim dividend	**45.7**	–
Less paid to ESOP trusts	-	(0.1)
	132.3	113.8

14. Earnings per share

Earnings per Ordinary Share of 94.6p (2005 72.5p) have been calculated by dividing the profit attributable to the holders of Ordinary Shares in Northern Rock plc of £394.5m (2005 £300.7m) by the weighted average number of Ordinary Shares in issue of 416.8m (2005 414.6m).

The weighted average number of Ordinary Shares in issue has been determined after excluding the weighted average number of Ordinary Shares held in trust for employee share schemes of 4.4m (2005 6.6m).

Fully diluted earnings per Ordinary Share of 93.8p (2005 72.0p) have been calculated using the weighted average number of shares in issue together with 3.9m (2005 3.3m) potentially dilutive shares resulting from options granted under employee share schemes.

15. Cash and balances with central banks

	Group and Company	
	2006	2005
	£m	£m
Cash in hand	**11.2**	12.0
Balances with central banks other than mandatory reserve deposits	**865.1**	0.1
Included in cash and cash equivalents	**876.3**	12.1
Mandatory reserve deposits with central banks	**79.7**	57.1
	956.0	69.2

Mandatory reserve deposits with central banks are not available for use in day to day operations.

16. Derivative financial instruments

All derivative financial instruments are held for economic hedging purposes, although not all derivatives are designated as hedging instruments under the terms of IAS 39. The analysis below therefore splits derivatives between those in accounting hedge relationships and those in economic hedge relationships but not in accounting hedge relationships.

	2006			2005		
Group	**Contract/ notional amount £m**	**Fair values Assets £m**	**Fair values Liabilities £m**	Contract/ notional amount £m	Fair values Assets £m	Fair values Liabilities £m
Derivatives in accounting hedge relationships						
Derivatives designated as fair value hedges						
Interest rate swaps	**45,083.9**	**469.5**	**(20.3)**	37,159.8	134.5	(210.3)
Cross currency interest rate swaps	**7,508.7**	**55.2**	**(188.5)**	4,741.1	239.8	(0.7)
	52,592.6	**524.7**	**(208.8)**	41,900.9	374.3	(211.0)
Derivatives in economic hedging relationships but not in accounting hedge relationships						
Interest rate derivatives						
Interest rate swaps	**13,861.6**	**194.2**	**(9.4)**	11,197.1	141.8	(48.4)
Caps, floors and options	**290.0**	**6.6**	**-**	90.0	6.5	-
Equity index swaps	**134.1**	**32.8**	**-**	197.7	20.0	(0.9)
Embedded derivatives	**133.0**	**-**	**(38.7)**	181.5	-	(30.3)
	14,418.7	**233.6**	**(48.1)**	11,666.3	168.3	(79.6)
Currency derivatives						
Cross currency swaps	**36,571.9**	**107.5**	**(1,941.6)**	26,776.6	855.5	(551.9)
Forward foreign exchange	**7,856.2**	**5.5**	**(194.0)**	4,533.6	51.7	(3.6)
	44,428.1	**113.0**	**(2,135.6)**	31,310.2	907.2	(555.5)
Total derivatives in economic hedging relationships	**58,846.8**	**346.6**	**(2,183.7)**	42,976.5	1,075.5	(635.1)
Total recognised derivative assets/(liabilities)	**111,439.4**	**871.3**	**(2,392.5)**	84,877.4	1,449.8	(846.1)

	2006			2005		
Company	**Contract/ notional amount £m**	**Fair values Assets £m**	**Fair values Liabilities £m**	Contract/ notional amount £m	Fair values Assets £m	Fair values Liabilities £m
Derivatives in accounting hedge relationships						
Derivatives designated as fair value hedges						
Interest rate swaps	**43,733.0**	**459.3**	**(9.9)**	36,207.5	104.9	(210.3)
Cross currency interest rate swaps	**7,124.6**	**11.8**	**(187.7)**	4,357.0	178.7	(0.5)
	50,857.6	**471.1**	**(197.6)**	40,564.5	283.6	(210.8)

16. Derivative financial instruments (continued)

	2006			2005		
	Contract/ notional amount	**Fair values**		Contract/ notional amount	Fair values	
		Assets	**Liabilities**		Assets	Liabilities
	£m	**£m**	**£m**	£m	£m	£m
Derivatives in economic hedging relationships but not in accounting hedge relationships						
Interest rate derivatives						
Interest rate swaps	**14,237.7**	**200.8**	**(9.7)**	11,175.4	141.8	(47.6)
Caps, floors and options	**290.0**	**6.6**	**-**	90.0	6.5	-
Equity index swaps	**134.1**	**32.8**	**-**	197.7	20.0	(0.9)
Embedded derivatives	**133.0**	**-**	**(38.7)**	181.5	-	(30.3)
	14,794.8	**240.2**	**(48.4)**	11,644.6	168.3	(78.8)
Currency derivatives						
Cross currency swaps	**8,151.8**	**75.9**	**(620.0)**	6,999.1	266.7	(107.8)
Forward foreign exchange	**7,809.8**	**4.0**	**(193.9)**	4,451.0	51.3	(3.1)
	15,961.6	**79.9**	**(813.9)**	11,450.1	318.0	(110.9)
Total derivatives in economic hedging relationships	**30,756.4**	**320.1**	**(862.3)**	23,094.7	486.3	(189.7)
Total recognised derivative assets/(liabilities)	**81,614.0**	**791.2**	**(1,059.9)**	63,659.2	769.9	(400.5)

17. Loans and advances to banks

	Group		Company	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Fixed rate	**4,767.0**	4,558.5	**4,727.8**	4,461.5
Variable rate	**854.3**	515.3	**479.0**	167.2
	5,621.3	5,073.8	**5,206.8**	4,628.7

18. Loans and advances to customers

	Group		Company	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Advances secured on residential property not subject to securitisation	**30,094.1**	23,900.7	**30,094.0**	23,900.4
Advances secured on residential property subject to securitisation	**47,197.6**	38,356.3	**47,197.6**	38,356.3
Total advances secured on residential property	**77,291.7**	62,257.0	**77,291.6**	62,256.7
Commercial secured advances not subject to securitisation	**1,025.4**	743.5	**1,025.4**	743.5
Commercial secured advances subject to securitisation	**534.5**	779.8	**534.5**	779.8
Total other secured advances	**1,559.9**	1,523.3	**1,559.9**	1,523.3
Unsecured loans not subject to securitisation	**7,277.0**	5,788.6	**7,277.0**	5,788.6
Unsecured investment loans	**556.5**	507.2	**556.5**	507.2
Amounts due from subsidiary undertakings	**-**	-	**617.7**	572.9
	86,685.1	70,076.1	**87,302.7**	70,648.7
Fixed rate	**66,535.8**	49,013.8	**66,535.8**	49,013.8
Variable rate	**20,149.3**	21,062.3	**20,766.9**	21,634.9
	86,685.1	70,076.1	**87,302.7**	70,648.7

19. Securitisation

The Group's results include the results and assets and liabilities of securitisation Special Purpose Entities ("SPEs") on a line by line basis. Securitised advances are subject to non-recourse finance arrangements. These loans have been purchased at par by the SPEs from Northern Rock plc, and have been funded through the issue of mortgage-backed bonds. The balances of assets subject to securitisation notes in issue at 31 December 2006 are as follows:

Securitisation company	Date of securitisation	Gross assets securitised £m	Notes in issue £m
Residential:			
Granite Mortgages 99-1 plc	1 October 1999	-	-
Granite Mortgages 00-1 plc	1 March 2000	186.1	170.6
Granite Mortgages 00-2 plc	25 September 2000	330.1	265.9
Granite Mortgages 01-1 plc	26 March 2001	559.2	507.9
Granite Mortgages 01-2 plc	28 September 2001	-	-
Granite Mortgages 02-1 plc	20 March 2002	1,207.7	1,123.6
Granite Mortgages 02-2 plc	23 September 2002	1,417.2	1,302.6
Granite Mortgages 03-1 plc	27 January 2003	1,816.7	1,718.8
Granite Mortgages 03-2 plc	21 May 2003	1,224.2	1,129.0
Granite Mortgages 03-3 plc	24 September 2003	1,154.1	1,058.9
Granite Mortgages 04-1 plc	28 January 2004	1,969.8	1,802.5
Granite Mortgages 04-2 plc	26 May 2004	2,199.4	2,044.6
Granite Mortgages 04-3 plc	22 September 2004	2,549.7	2,378.1
Granite Master Issuer plc	26 January 2005	3,426.4	3,254.6
Granite Master Issuer plc	25 May 2005	3,043.8	2,880.1
Granite Master Issuer plc	31 August 2005	515.5	511.1
Granite Master Issuer plc	21 September 2005	3,013.2	2,840.6
Granite Master Issuer plc	25 January 2006	5,289.7	5,048.1
Granite Master Issuer plc	24 May 2006	2,888.7	2,786.1
Granite Master Issuer plc	19 September 2006	5,643.1	5,400.3
Granite Master Issuer plc	29 November 2006	3,369.5	3,206.2
		41,804.1	39,429.6
Retained interest in Granite Finance Trustees Limited		8,453.2	-
Less cash deposits held with Northern Rock plc		(2,857.4)	-
Total residential		47,399.9	39,429.6
Commercial:			
Dolerite Funding No. 1 plc	24 June 2002	86.7	97.0
Retained interest in Dolerite Mortgages Trustee Limited		48.5	-
Dolerite Funding No. 2 plc	18 July 2005	407.3	414.9
Retained interest in Dolerite Mortgages Trustee No. 2 Limited		198.1	-
Less cash deposits held with Northern Rock plc		(40.7)	-
Total commercial		699.9	511.9
Total		48,099.8	39,941.5

Gross assets securitised and notes in issue as presented above reconcile to amounts included in the consolidated balance sheet within loans and advances to customers and debt securities in issue as follows:

	Gross assets securitised £m	Notes in issue £m
Total as above	48,099.8	39,941.5
Less cash deposits with third parties included within loans and advances to banks	(367.7)	
Less accrued interest on loan notes included within accruals and deferred income		(267.1)
Add loan notes issued by Whinstone Limited (see below)		551.3
Total advances subject to securitisation (see note 18)	47,732.1	
Total securitised notes as per consolidated balance sheet		40,225.7

At 31 December 2006 the SPEs had cash deposits with Northern Rock plc amounting to £2,898.1m (31 December 2005 - £2,255.2m). This balance is restricted in use to the repayment of the debt securities issued by the SPEs and other legal obligations.

On 15 November 2005, Northern Rock entered into a financial guarantee contract with Whinstone Limited, a special purpose entity, in respect of £423.0m of the first loss reserve funds held by the Granite securitisation entities repayable to Northern Rock only after repayment of all other liabilities. Whinstone Limited simultaneously issued credit linked notes to the value of £423.0m of which £29.4m were repaid during 2006. The remaining credit linked notes to the value of £393.6m are included within debt securities in issue at year end exchange rates where issued in currencies other than sterling.

19. Securitisation (continued)

On 20 June 2006, Northern Rock entered into a financial guarantee contract with Whinstone 2 Limited, a special purpose entity, in respect of £168.5m of the first loss reserve funds held by the Granite securitisation entities repayable to Northern Rock only after repayment of all other liabilities. Whinstone 2 Limited simultaneously issued credit linked notes to the value of £168.5m which are included within debt securities in issue at year end exchange rates where issued in currencies other than sterling.

In addition to the transactions above, Northern Rock assigned a portfolio of unsecured loans valued at £749.7m to Flint Receivables Trustees Limited on 8 December 2003. Flint Consumer Loans No. 1 Limited purchased an interest amounting to £595.0m in the trust on the same date, funded by the issue of asset backed notes. During 2006, Northern Rock chose to repay the asset backed notes in full and repurchase the remaining loans from the trust.

20. Covered bonds

Included within loans and advances to customers not subject to securitisation are £7,283.1m (2005 £4,686.1m) of mortgage advances assigned to a bankruptcy remote special purpose vehicle. These loans provide security to issues of covered bonds made by Northern Rock, which are included within debt securities in issue amounting to £6,201.8m (2005 £3,830.4m). Northern Rock retains substantially all the risks and rewards associated with these loans and therefore these transactions do not qualify for derecognition under IAS 39.

21. Investment securities

	Group		Company	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Available for sale securities	**6,510.1**	5,377.1	**6,279.6**	5,099.4
Assets held at fair value through the income statement	**120.3**	-	**120.3**	-
	6,630.4	5,377.1	**6,399.9**	5,099.4

a) Available for sale securities

	Group		Company	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
At fair value				
Listed	**5,804.0**	4,576.0	**5,574.5**	4,298.3
Unlisted	**706.1**	801.1	**705.1**	801.1
	6,510.1	5,377.1	**6,279.6**	5,099.4
Fixed rate	**2,525.5**	2,346.8	**2,447.5**	2,238.1
Variable rate	**3,984.6**	3,030.3	**3,832.1**	2,861.3
	6,510.1	5,377.1	**6,279.6**	5,099.4

The movement in available for sale securities was as follows:

	Group	Company
	£m	£m
At 1 January 2006	5,377.1	5,099.4
Additions	7,003.2	6,902.2
Disposals (sales and redemptions)	(5,783.3)	(5,635.6)
Exchange differences	(91.2)	(91.0)
Net gains on changes in fair value	4.3	4.6
At 31 December 2006	6,510.1	6,279.6

Gains of £45.1m (2005 £23.5m) previously recognised in reserves have been transferred to interest and similar income in the Group income statement on derecognition of available for sale securities.

21. Investment securities (continued)

b) Assets held at fair value through the income statement

	Group		Company	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
At fair value				
Listed	**120.3**	-	**120.3**	-
Unlisted	**-**	-	**-**	-
	120.3	-	**120.3**	-
Fixed rate	**65.1**	-	**65.1**	-
Variable rate	**55.2**	-	**55.2**	-
	120.3	-	**120.3**	-

The movement in assets held at fair value through the income statement was as follows:

	Group	Company
	£m	£m
At 1 January 2006	-	-
Additions	121.3	121.3
Disposals (sales and redemptions)	-	-
Exchange differences	(1.5)	(1.5)
Net gains on changes in fair value	0.5	0.5
At 31 December 2006	120.3	120.3

22. Shares in group undertakings

	Company
	£m
Cost:	
At 1 January 2006	122.8
Amounts written off during the year	(37.8)
At 31 December 2006	85.0
Impairments:	
At 1 January 2006	4.3
Amounts written off during the year	(4.3)
At 31 December 2006	-
Net book amount:	
At 31 December 2006	85.0
At 31 December 2005	118.5

The Company's interests in subsidiary undertakings are analysed as follows:

	2006	2005
	£m	£m
Credit institutions	**50.0**	50.0
Other	**35.0**	68.5
	85.0	118.5

The principal subsidiaries of Northern Rock plc at 31 December 2006 are listed below, all of which operate in their country of incorporation or registration.

22. Shares in group undertakings (continued)

The following subsidiaries are directly held and wholly owned by the Company:

	Nature of business	Country of incorporation
Northern Rock Mortgage Indemnity Company Limited	Provision of mortgage indemnity insurance	Guernsey
Northern Rock (Guernsey) Limited	Retail deposit taker	Guernsey

The following companies are SPEs established in connection with the Group's securitisation programme (see note 19). Although the Company has no direct or indirect ownership interest in these companies, they are regarded as legal subsidiaries under UK companies legislation.

	Nature of business	Country of incorporation
Granite Mortgages 99-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 00-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 00-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 01-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 01-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 02-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 02-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 03-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 03-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 03-3 plc	Issue of securitised notes	England & Wales
Granite Mortgages 04-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 04-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 04-3 plc	Issue of securitised notes	England & Wales
Granite Master Issuer plc	Issue of securitised notes	England & Wales
Dolerite Funding No.1 plc	Issue of securitised notes	England & Wales
Dolerite Funding No.2 plc	Issue of securitised notes	England & Wales
Granite Finance Trustees Limited	Holding of interests in securitisations	Jersey
Granite Finance Funding Limited	Holding company	Jersey
Granite Finance Funding No.2 Limited	Holding company	England & Wales
Dolerite Mortgages Trustee Limited	Holding of interests in securitisations	Jersey
Dolerite Mortgages Trustee No. 2 Limited	Holding of interests in securitisations	Jersey
Whinstone Limited	Issue of credit linked notes	Jersey
Whinstone 2 Limited	Issue of credit linked notes	Jersey

The Directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. A full list of subsidiary undertakings at 31 December 2006 will be annexed to the Company's next Annual Return to be filed at Companies House.

23. Intangible assets

Group	Goodwill £m	Software £m	Total £m
2006			
Cost			
At 1 January 2006	30.7	97.1	127.8
Additions	–	22.4	22.4
At 31 December 2006	30.7	119.5	150.2
Impairment and amortisation			
At 1 January 2006	–	49.6	49.6
Charged in year	–	10.2	10.2
At 31 December 2006	–	59.8	59.8
Net book amount:			
At 31 December 2006	30.7	59.7	90.4

	Goodwill £m	Software £m	Total £m
2005			
Cost			
At 1 January 2005	30.7	75.3	106.0
Additions	–	21.8	21.8
At 31 December 2005	30.7	97.1	127.8
Impairment and amortisation			
At 1 January 2005	–	32.9	32.9
Charged in year	–	16.7	16.7
At 31 December 2005	–	49.6	49.6
Net book amount:			
At 31 December 2005	30.7	47.5	78.2

23. Intangible assets (continued)

Company	Goodwill £m	Software £m	Total £m
2006			
Cost			
At 1 January 2006	–	97.1	97.1
Additions	–	22.4	22.4
At 31 December 2006	–	119.5	119.5
Impairment and amortisation			
At 1 January 2006	–	49.6	49.6
Charged in year	–	10.2	10.2
At 31 December 2006	–	59.8	59.8
Net book amount:			
At 31 December 2006	–	59.7	59.7

	Goodwill £m	Software £m	Total £m
2005			
Cost			
At 1 January 2005	–	75.3	75.3
Additions	–	21.8	21.8
At 31 December 2005	–	97.1	97.1
Impairment and amortisation			
At 1 January 2005	–	32.9	32.9
Charged in year	–	16.7	16.7
At 31 December 2005	–	49.6	49.6
Net book amount:			
At 31 December 2005	–	47.5	47.5

24. Property, plant and equipment

Group	Land and buildings			Plant, equipment, fixtures, fittings and vehicles	Assets in the course of construction	Total
	Freehold	Long leasehold	Short leasehold			
2006	£m	£m	£m	£m	£m	£m
Cost						
At 1 January 2006	81.6	19.9	6.9	140.5	4.4	253.3
Additions	4.5	-	0.5	17.6	14.3	36.9
Disposals	-	-	-	(0.8)	-	(0.8)
At 31 December 2006	86.1	19.9	7.4	157.3	18.7	289.4
Depreciation						
At 1 January 2006	5.9	1.6	3.3	61.9	-	72.7
Charged in year	0.6	0.3	0.3	19.0	-	20.2
Adjustment arising on disposals	-	-	-	(0.6)	-	(0.6)
At 31 December 2006	6.5	1.9	3.6	80.3	-	92.3
Net book amount:						
At 31 December 2006	79.6	18.0	3.8	77.0	18.7	197.1

	Land and buildings			Plant, equipment, fixtures, fittings and vehicles	Assets in the course of construction	Total
	Freehold	Long leasehold	Short leasehold			
2005	£m	£m	£m	£m	£m	£m
Cost						
At 1 January 2005	77.5	19.9	5.0	105.9	23.1	231.4
Additions	0.2	–	2.3	17.7	6.9	27.1
Transfers	7.7	–	-	17.9	(25.6)	–
Disposals	(3.8)	–	(0.4)	(1.0)	–	(5.2)
At 31 December 2005	81.6	19.9	6.9	140.5	4.4	253.3
Depreciation						
At 1 January 2005	6.0	1.3	3.4	50.2	–	60.9
Charged in year	0.3	0.3	0.2	12.5	–	13.3
Adjustment arising on disposals	(0.4)	-	(0.3)	(0.8)	–	(1.5)
At 31 December 2005	5.9	1.6	3.3	61.9	-	72.7
Net book amount:						
At 31 December 2005	75.7	18.3	3.6	78.6	4.4	180.6

24. Property, plant and equipment (continued)

Company	Land and buildings			Plant, equipment, fixtures, fittings and vehicles	Assets in the course of construction	Total
	Freehold	Long leasehold	Short leasehold			
2006	£m	£m	£m	£m	£m	£m
Cost						
At 1 January 2006	47.1	60.7	6.9	120.1	4.4	239.2
Additions	0.2	7.7	0.5	14.2	14.3	36.9
Disposals	-	-	-	(0.8)	-	(0.8)
At 31 December 2006	47.3	68.4	7.4	133.5	18.7	275.3
Depreciation						
At 1 January 2006	5.0	3.6	3.3	59.0	-	70.9
Charged in year	0.3	1.0	0.3	18.0	-	19.6
Adjustment arising on disposals	-	-	-	(0.6)	-	(0.6)
At 31 December 2006	5.3	4.6	3.6	76.4	-	89.9
Net book amount:						
At 31 December 2006	42.0	63.8	3.8	57.1	18.7	185.4

	Land and buildings			Plant, equipment, fixtures, fittings and vehicles	Assets in the course of construction	Total
	Freehold	Long leasehold	Short leasehold			
2005	£m	£m	£m	£m	£m	£m
Cost						
At 1 January 2005	39.2	50.1	5.0	82.2	21.2	197.7
Additions	0.4	-	2.3	18.7	8.8	30.2
Transfers	11.3	10.6	-	20.2	(25.6)	16.5
Disposals	(3.8)	-	(0.4)	(1.0)	-	(5.2)
At 31 December 2005	47.1	60.7	6.9	120.1	4.4	239.2
Depreciation						
At 1 January 2005	5.2	1.7	3.4	47.1	-	57.4
Charged in year	-	0.9	0.2	11.5	-	12.6
Transfers	0.3	1.0	-	1.2	-	2.5
Adjustment arising on disposals	(0.5)	-	(0.3)	(0.8)	-	(1.6)
At 31 December 2005	5.0	3.6	3.3	59.0	-	70.9
Net book amount:						
At 31 December 2005	42.1	57.1	3.6	61.1	4.4	168.3

25. Deferred income tax asset

The full movement in deferred income tax recoverable was as follows:

	Group		Company	
	2006 £m	2005 £m	**2006 £m**	2005 £m
At 31 December 2005/2004	**57.5**	14.1	**93.0**	65.2
Adoption of IAS 32 and IAS 39	**-**	62.1	**-**	57.7
At 1 January	**57.5**	76.2	**93.0**	122.9
Income statement charge	**(14.0)**	(16.9)	**(13.1)**	(33.3)
Appropriations charge	**0.4**	-	**0.4**	-
Deferred tax impact charged direct to reserves of				
– net gains from changes in fair value of available for sale securities	**6.5**	(6.0)	**-**	-
– net profits on disposal of available for sale securities transferred to net income	**(0.1)**	0.8	**-**	-
– actuarial losses charged to statement of recognised income and expense	**4.9**	5.6	**4.9**	5.6
– share based payments	**2.8**	(2.2)	**2.8**	(2.2)
Reallocation to current tax				
– available for sale securities	**1.1**	-	**1.1**	-
– hedging reserves	**0.4**	-	**0.4**	-
At 31 December	**59.5**	57.5	**89.5**	93.0

Deferred income tax assets and liabilities are attributable to the following items:

	Group		Company	
	2006 £m	2005 £m	**2006 £m**	2005 £m
Deferred income tax assets				
Pensions and other employee benefits	**25.1**	30.0	**25.1**	30.0
Provision for loan impairment	**21.0**	24.3	**21.0**	24.3
Derivatives and financial instruments	**74.4**	86.4	**64.5**	76.4
Other temporary differences	**20.6**	18.6	**20.6**	18.6
	141.1	159.3	**131.2**	149.3
Deferred income tax liabilities				
Excess of capital allowances over depreciation	**12.4**	9.0	**12.3**	8.9
Available for sale securities	**9.0**	9.7	**8.6**	9.7
Derivatives and financial instruments	**3.9**	24.3	**3.9**	24.3
Cashflow hedge	**3.4**	3.8	**3.4**	3.8
Other temporary differences	**52.9**	55.0	**13.5**	9.6
	81.6	101.8	**41.7**	56.3
Net deferred income tax asset	**59.5**	57.5	**89.5**	93.0

The deferred tax charge in the income statement comprises the following temporary differences:

	2006 £m	2005 £m
Pensions and other employee benefits	**12.7**	0.1
Provision for loan impairment	**2.9**	0.5
Derivatives and financial instruments	**(7.6)**	16.4
Excess of capital allowances over depreciation	**3.4**	(0.3)
Other temporary differences	**2.6**	0.2
	14.0	16.9

Deferred income tax liabilities have not been established for tax that would be payable on the unremitted earnings of the Group's overseas subsidiaries. Unremitted earnings at 31 December 2006 totalled £42.3m (2005 £34.5m).

26. Deposits by banks

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Amounts due to subsidiaries	**-**	-	**2,145.3**	2,004.2
Other deposits	**2,136.2**	1,536.8	**2,136.2**	1,536.8
	2,136.2	1,536.8	**4,281.5**	3,541.0

27. Customer accounts

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Retail funds and deposits	**22,631.0**	20,104.4	**20,537.0**	18,163.1
Amounts due to securitisation special purpose entities	**-**	-	**41,840.4**	31,149.2
Other customer accounts	**4,236.6**	3,568.2	**4,236.6**	3,568.2
	26,867.6	23,672.6	**66,614.0**	52,880.5

As a result of emerging best practice, the deferred purchase consideration owed to the Company by the securitisation special purpose entities of £546.7m (2005 £318.0m) has been reclassified from 'Prepayments and accrued income' to 'Amounts due to securitisation special purpose entities'.

28. Other debt securities in issue

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Bonds and medium term notes	**9,228.4**	9,134.5	**9,228.4**	9,134.5
Other debt securities in issue	**8,638.4**	8,013.3	**8,638.4**	8,013.3
	17,866.8	17,147.8	**17,866.8**	17,147.8

29. Accruals and deferred income

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Accrued interest	**880.3**	666.0	**645.5**	507.2
Deferred income	**1.7**	2.4	**1.8**	1.9
Other accruals	**37.7**	37.9	**36.5**	36.2
	919.7	706.3	**683.8**	545.3

30. Subordinated liabilities

	Group and Company 2006 £m	Group and Company 2005 £m
5.625% Subordinated bonds due 2015	**291.9**	301.5
11.734% Subordinated loan 2016	**26.3**	28.2
5.75% Subordinated bonds due 2017	**244.7**	256.1
10¼% Subordinated bonds due 2018	**50.7**	50.7
9¼% Subordinated bonds due 2021	**148.8**	148.8
	762.4	785.3

The 5.625% subordinated bonds due 2015 are not redeemable in the ordinary course of business before 13 January 2010.

The 11.734% subordinated loan 2016 is repayable in five equal annual instalments from 2012 to 2016.

The 5.75% subordinated bonds due 2017 are not redeemable in the ordinary course of business before 28 February 2012.

The 10¼% subordinated bonds due 2018 are not redeemable in the ordinary course of business before 25 March 2018.

The 9¼% subordinated bonds due 2021 are not redeemable in the ordinary course of business before 17 October 2021.

All subordinated liabilities are denominated in sterling. All are ranked equally between and within issues.

Redemptions of any subordinated liabilities prior to their final maturity date are subject to obtaining prior consent of the Financial Services Authority.

The rights of repayment of holders of subordinated liabilities are subordinated to the claims of other creditors.

31. Tier one notes

The tier one notes were issued for a value of £200m on 21 August 2002 and are undated. They carry a coupon of 7.053% payable annually in arrears on 21 September each year. At each payment date Northern Rock will decide whether to declare or defer the coupon, only if payment of the coupon would lead to breaches of regulatory capital requirements. If Northern Rock decides to defer the coupon, this can then only be satisfied upon the date on which the issue is redeemed. No interest will accrue on any deferred coupon. If Northern Rock defers the coupon, it may not pay a dividend on any share or pay any coupon on the reserve capital instruments, nor redeem or repurchase any of its share capital or reserve capital instruments until it next makes a coupon payment for the tier one notes. Deferred coupons can only be satisfied through the issue of Ordinary Shares.

Northern Rock has a call option after 25 years, which it can only exercise with the consent of the Financial Services Authority. If the issue is not called, the coupon resets to yield 1.835% above 6-month LIBOR.

The full amount of tier one notes is permitted for inclusion within Tier 1 for regulatory capital purposes.

32. Reserve capital instruments

Reserve capital instruments were issued for a value of £200m in September 2000 and £100m in May 2001 and are undated. They carry a coupon of 8.399% payable annually in arrears on 21 September each year. At each payment date Northern Rock will decide whether to declare or defer the coupon. If Northern Rock decides to declare the coupon, the holder will receive a cash payment equivalent to the coupon which, at Northern Rock's option, will be achieved either by the payment of cash directly, or by the issue of Ordinary Shares in Northern Rock which, when sold by a trustee in the market, will produce an amount equal to the cash payment. If Northern Rock elects to defer the coupon, it may not declare or pay a dividend on any share until the deferred coupons are satisfied. Deferred coupons and any interest accruing thereon can only be satisfied through the issue of Ordinary Shares.

Northern Rock has a call option after 15 years, which it can only exercise with the consent of the Financial Services Authority. If the issue is not called, the coupon resets to yield 4.725% above the prevailing 5-year benchmark Gilt rate.

The maximum amount of reserve capital instruments permitted to be included in Tier 1 for regulatory capital purposes is 15% of overall Tier 1 capital, as defined by the Financial Services Authority. Any excess is allocated to Upper Tier 2 capital.

In accordance with the requirements of IAS 32, reserve capital instruments are classified as non shareholders' equity. Coupons on these notes are treated as appropriations and amounted to £17.6m (2005 £17.6m) after tax credit of £7.6m (2005 £7.6m).

33. Subordinated notes

	Group and Company	
	2006	2005
	£m	£m
$12\frac{5}{8}\%$ Perpetual subordinated notes	**19.8**	19.8
8% Undated subordinated notes	**62.1**	62.1
6.75% Fixed rate step-up undated subordinated notes	**195.4**	195.4
Floating rate undated subordinated notes	**66.0**	66.0
5.6% Undated subordinated notes	**393.2**	393.2
	736.5	736.5

In accordance with the requirements of IAS 32, undated subordinated liabilities are classified as non shareholders' equity, as there is no contractual obligation to pay the interest coupon. Coupons on these notes are treated as appropriations and amounted to £30.9m (2005 £31.0m) after tax credit of £13.2m (2005 £13.2m).

The $12\frac{5}{8}\%$ perpetual subordinated notes were created on the transfer of business from Northern Rock Building Society and were issued to holders of Permanent Interest Bearing Shares of the Society.

The 8% undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. The notes became redeemable on 15 June 2004 and may be subsequently redeemed in the ordinary course of business on coupon dates which fall on 15 March, 15 June, 15 September and 15 December.

The 6.75% fixed rate step-up undated subordinated notes are not redeemable in the ordinary course of business before 17 June 2024.

The floating rate undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. They are not redeemable in the ordinary course of business before 23 February 2011. Interest is payable at 1% above 3 month US$ LIBOR.

The 5.6% undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. The notes are not redeemable in the ordinary course of business before 30 April 2014.

All subordinated notes, other than the 8% undated subordinated notes, the floating rate undated subordinated notes and the 5.6% undated subordinated notes are denominated in sterling. All are ranked equally between and within issues and equally with the subordinated liabilities.

Redemptions of any subordinated notes are at the issuer's option only and are subject to obtaining prior consent of the Financial Services Authority.

The rights of repayment of holders of subordinated notes are subordinated to the claims of other creditors.

34. Called up share capital

	2006 Number	2006 £m	2006 €m	2005 Number	2005 £m	2005 €m
Authorised share capital						
Ordinary shares of 25p each	**614.0m**	**153.5**	-	614.0m	153.5	-
Foundation shares of 25p each	**104.5m**	**26.1**	-	104.5m	26.1	-
Preference shares of 25p each	**100.0m**	**25.0**	-	100.0m	25.0	-
Preference shares of 25c each	**100.0m**	-	**25.0**	100.0m	-	25.0
	918.5m	**204.6**	**25.0**	918.5m	204.6	25.0

	Ordinary shares of 25p each Number	Foundation shares of 25p each Number	Preference shares of 25p each Number	Total Number	Ordinary shares of 25p each £m	Foundation shares of 25p each £m	Preference shares of 25p each £m	Total £m
Issued and fully paid share capital								
At 1 January 2005 and 1 January 2006	421.2m	74.4m	-	495.6m	105.3	18.6	-	123.9
Issued in the year	-	-	0.4m	0.4m	-	-	0.1	0.1
At 31 December 2006	421.2m	74.4m	0.4m	496.0m	105.3	18.6	0.1	124.0

The Foundation Shares are held by The Northern Rock Foundation. These shares carry no rights to dividends but rank pari passu with the Ordinary Shares in respect of other distributions and in the event of a winding up. Because they carry no rights to dividends, they have been omitted in the calculation of earnings per share (see note 14). These shares do not confer any rights in relation to attendance or voting at any general meeting of the Company.

On 29 June 2006, Northern Rock plc issued 400,000 perpetual non-cumulative callable 25p Preference Shares for £1,000 each. Proceeds of £400 million were received less £3.5 million relating to issue costs. Dividends on these shares are discretionary and, subject to Board approval, will first be paid on 4 July 2007 and annually thereafter at a rate of 6.8509%.

35. Reserves

Share premium account

	Group and Company Ordinary £m	Preference £m
At 1 January 2006	6.8	-
Premium on shares issued in the year	-	396.4
At 31 December 2006	6.8	396.4

Capital redemption reserve

	Group and Company £m
At 1 January 2006 and 31 December 2006	7.3

Revaluation reserve – available for sale investments

	Group £m	Company £m
Balance at 31 December 2005	26.0	7.9
Net gains from changes in fair value	7.0	6.5
Net profits on disposal transferred to net income	(45.1)	(21.1)
Current income taxes	3.3	3.3
Deferred income taxes	7.5	1.1
Balance at 31 December 2006	(1.3)	(2.3)

Hedging reserve – cash flow hedges

	Group £m	Company £m
Balance at 31 December 2005	-	-
Current income taxes	(0.4)	(0.4)
Deferred income taxes	0.4	0.4
Balance at 31 December 2006	–	–

Cumulative actuarial gains and losses

	Group £m	Company £m
Balance at 31 December 2005	(14.9)	(14.9)
Transfer to retained earnings	14.9	14.9
Balance at 31 December 2006	-	-

36. Retained earnings

	Group £m	Company £m
Balance at 31 December 2005	1,426.5	1,314.2
Profit for the year	394.5	384.2
Dividends paid (see note 13)	(132.3)	(132.3)
Adjustment in respect of own shares	(20.6)	(20.6)
Net actuarial losses from changes in fair value of pension scheme assets and liabilities	(16.5)	(16.5)
Deferred income taxes on actuarial losses	4.9	4.9
Reallocation of other reserves	(14.9)	(14.9)
Balance at 31 December 2006	1,641.6	1,519.0

The amounts deducted from the retained earnings in respect of own shares, which are held at cost, are as follows:

	Group and Company **2006** **£m**	2005 £m
Own shares in relation to employee share schemes	**75.8**	42.5

36. Retained earnings (continued)

Movements in the amount deducted from retained earnings in respect of own shares are as follows:

	Group and Company	
	2006	2005
	£m	£m
At 1 January	**42.5**	55.3
Purchases of shares	**45.3**	10.2
Use of shares on exercise of employee options and for other employee share plans	**(12.0)**	(23.0)
	75.8	42.5

The (charge)/credit to retained earnings is as follows:

	2006	2005
	£m	£m
Value of employee services	**13.9**	10.8
Cash received on exercise of employee options and for other employee share plans	**6.6**	16.3
Deferred income tax impact of share based payments	**2.8**	(2.2)
Current income tax impact of share based payments	**1.4**	3.0
Purchase of shares	**(45.3)**	(10.2)
	(20.6)	17.7

37. Financial risk management

Strategy in using financial instruments

The Board has authorised the use of derivative instruments for the purpose of supporting the strategic and operational business activities of the Group and reducing the risk of loss arising from changes in interest rates and exchange rates. All use of derivative instruments within the Group is to hedge risk exposure, and the Group takes no trading positions in derivatives.

The objective, when using any derivative instrument, is to ensure that the risk to reward profile of any transaction is optimised. The intention is to only use derivatives to create economically effective hedges. However, because of the specific requirements of IAS 39 to obtain hedge accounting, not all economic hedges are designated as accounting hedges, either because natural accounting offsets are expected or because obtaining hedge accounting would be especially onerous.

a) Fair value hedges

The Group designates a number of derivatives as fair value hedges. In particular the Group has three approaches establishing relationships for:

i) Hedging the interest rate and foreign currency exchange rate risk of non-prepayable, foreign currency denominated fixed rate assets or liabilities on a one-for-one basis with fixed/floating or floating/fixed cross currency interest rate swaps.

ii) Hedging of interest rate risk of a single currency portfolio of sterling, US Dollar and Euro non-prepayable fixed rate assets/liabilities on a one-for-one basis with vanilla fixed/floating or floating/fixed interest rate swaps.

iii) Hedging the interest rate risk of a portfolio of prepayable fixed rate assets with interest rate derivatives. This solution is used to establish a macro fair value hedge for derivatives hedging fixed rate mortgages. The Group believes this solution is the most appropriate as it is consistent with its policy for hedging fixed rate mortgages on an economic basis.

The total fair value of derivatives included within fair value hedges at 31 December 2006 was £315.9m.

b) Cash flow hedges

At present the Group does not designate any derivatives as cash flow hedges.

c) Net investment hedges

At present the Group does not designate any derivatives as net investment hedges.

Risk management

Risk management is a fundamental part of Northern Rock's strategy, which focuses on profitable growth with a low risk profile. The Group's risk management strategy is to manage risk exposures through comprehensive and integrated risk management processes within each section of the business as part of a framework of delegated responsibility and structured reporting. The Board of Directors has full responsibility for approving and reviewing the main risks undertaken by the Group.

In order to manage and control its risks, the Group has implemented a comprehensive set of policies and procedures. It has put in place appropriate systems to identify risk, and then to assess, measure, monitor and report those risks. A series of policies and procedures exist to define the Group's levels of risk tolerance, containing risk limits and lines of authority and responsibility. These form the basis for risk management structures throughout the business with clear terms of reference. Furthermore, the Group has established strong systems of internal control that comply fully with the requirements of the Financial Services and Markets Act 2000, the Financial Services Authority and the London Stock Exchange.

In accordance with the policies and procedures, the Board of Directors has established a Risk Committee consisting of four Non-Executive Directors and the Executive Directors. The Risk Committee is responsible for the supervision of the Group's risk management processes. It has delegated responsibility for the daily management and review of balance sheet risk profile and review of operational risk to Management Board ALCO, consisting of executive management from all the main business functions.

Operational risk

Operational risk is the risk of business opportunities foregone, reputational damage or financial losses, resulting from inadequacies or failures in internal processes, people or systems, or from external events.

Management Board directors and senior line managers are primarily responsible for ensuring effective operational risk management exists within their areas – in particular, the setting of tolerances, monitoring and reporting of operational risks. Where appropriate, Northern Rock establishes suitable cost-effective processes to mitigate or transfer operational risk exposures.

Operational risks are controlled and managed on a decentralised basis, with responsibility and authority to mitigate these risks delegated to the relevant line management. Northern Rock's support functions provide corporate policies, processes and reporting mechanisms as appropriate to the "front line" functions for the range of operational risks faced.

Credit risk

Credit risk is the exposure to loss if another party fails to meet its financial obligations to the Company, including failing to perform them in a timely manner. It arises from both on and off balance sheet items.

Within the Group Treasury function, the overall policy is to minimise credit risk through the use of operational credit limits, credit authorisation and credit control and review. Credit limits authorised by Executive Management are established for specified counterparties. These limits are based on a number of factors including external and internal ratings and capital of Northern Rock plc. Group limits have been incorporated to ensure that Northern Rock plc does not exceed its exposure to either a single counterparty or group of closely-related counterparties. Country limits have been incorporated to ensure that Northern Rock plc does not exceed its exposure in a geographical region. Master netting agreements are in place with all derivative counterparties. In addition most of the exposures created by derivatives are mitigated through the use of collateral agreements negotiated with derivative counterparties. Other techniques (including margining, credit breaks, compounding, termination and credit derivatives) are used periodically to mitigate the credit risk associated with particular transactions or group of transactions.

Retail credit risk is controlled and monitored through the use of operational limits, credit authorisation procedures, credit risk scorecards, credit control and review processes, to achieve a planned credit risk profile (relative to the associated economic rewards).

Credit score systems are used as the primary basis for evaluating the risk reward profile of the retail credit risk stance as they are able to differentiate the risk of secured and unsecured loans, both at individual transaction and portfolio levels. Behavioural scoring is used to monitor the performance of the residential secured and unsecured loan books.

The Credit director monitors credit risk limits on the residential secured and unsecured lending books. The Credit Risk Monitoring Group monitors exposures on these books.

Maximum credit risk exposure at 31 December 2006 approximates to the carrying value for all assets. Cash collateral held against credit risk at 31 December 2006 amounted to £364.9m.

Interest rate risk

The Group offers numerous banking, mortgage and savings products with varying interest rate features and maturities which create potential interest rate risk exposures. Interest rate risk arises as a result of timing differences on the re-pricing of assets and liabilities, unexpected changes in the slope and shape of yield curves and changes in correlation of interest rates between different financial instruments (often referred to as basis risk). In addition to interest rate risk positions managed within controlled risk limits within the Group, structural interest rate risk arises in the Group's consolidated balance sheet as a result of fixed rate, variable rate and non interest bearing assets and liabilities. The Group closely monitors interest rate movements, the interest rate and re-pricing maturity structure of its interest bearing assets and liabilities and the level of non-interest bearing assets and liabilities.

Interest rate sensitivity refers to the relationship between interest rates and net interest income resulting from the periodic re-pricing of assets and liabilities. Northern Rock also offers fixed rate residential mortgages and savings products on which the interest rate paid by or to the customer is fixed for an agreed period of time at the start of the contract. Northern Rock matches the expected maturity profiles of its interest earning assets and interest bearing liabilities through the use of derivatives. The risk of prepayment is additionally reduced by imposing penalty charges if the customers terminate their contracts early.

The Group uses a number of measures to monitor and control interest rate risk and sensitivity. One such measure evaluates the difference in principal value between assets and liabilities repricing in various gap periods. Risk weights are assigned to each gap period which reflect potential losses for a given change in rates, and based on these a capital allocation is calculated for each period. The risk is controlled through setting maximum overall capital allocations, and individual capital allocations for each gap period.

A second control used measures earnings at risk from unmatched positions in fixed rate lending. The Group imposes a limit on the value of such earnings that may be at risk, based upon various scenarios of adverse interest rate changes.

The sensitivity of earnings to changes in interest rates is measured by comparing forecast net interest income over a 12 month period under two interest rate scenarios, a 1% parallel increase and decrease in all yield curves. Forecasts are based on measuring the sensitivity of net interest income for all on-balance sheet and derivative instruments while maintaining a consistent balance sheet size and structure throughout the simulation period. Forecasts include the effect on net interest income of those instruments which have embedded optionality. Forecasts also include other simplifying assumptions, such as no management action in response to a change in interest rates. An immediate hypothetical 1% parallel increase and decrease in all yield curves on 31 December 2006 would result in a decrease of £118.9m (2005 £32.4m) and an increase of £113.6m (2005 £28.4m), respectively, in planned net interest income for the twelve months to 31 December 2007.

37. Financial risk management (continued)

The following table gives an analysis of the re-pricing periods of assets and liabilities on the Group balance sheet at 31 December.

Items are allocated to time bands in the table below by reference to the earlier of the next contractual interest rate re-pricing date and the residual maturity date.

Amounts shown in respect of loans and advances to customers include fair value adjustments of portfolio hedging.

2006	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non interest bearing funds £m	Total £m
Assets							
Cash and balances with central banks	890.9	-	-	-	-	65.1	956.0
Loans and advances to banks	5,483.8	122.5	15.0	-	-	-	5,621.3
Loans and advances to customers	26,029.8	4,706.0	10,148.4	42,877.8	2,599.7	-	86,361.7
Investment securities	4,649.0	55.3	461.5	981.0	483.6	-	6,630.4
Other assets	-	-	-	-	-	1,441.2	1,441.2
Total assets	37,053.5	4,883.8	10,624.9	43,858.8	3,083.3	1,506.3	101,010.6
Liabilities							
Deposits by banks	1,991.8	88.4	53.0	3.0	-	-	2,136.2
Customer accounts	19,923.0	1,422.4	3,688.7	1,833.5	-	-	26,867.6
Debt securities in issue	51,499.9	622.3	1,397.4	6,331.0	4,443.7	-	64,294.3
Subordinated liabilities	-	-	-	291.6	470.8	-	762.4
Tier one notes	-	-	-	-	209.4	-	209.4
Other liabilities	-	-	-	-	-	3,530.1	3,530.1
Shareholders' equity	-	-	-	-	-	2,174.8	2,174.8
Non shareholders' equity	-	-	-	-	-	1,035.8	1,035.8
Total liabilities	73,414.7	2,133.1	5,139.1	8,459.1	5,123.9	6,740.7	101,010.6
Total interest rate sensitivity gap	(36,361.2)	2,750.7	5,485.8	35,399.7	(2,040.6)	(5,234.4)	-
Cumulative interest rate sensitivity gap	(36,361.2)	(33,610.5)	(28,124.7)	7,275.0	5,234.4	-	-

2005	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non interest bearing funds £m	Total £m
Assets							
Cash and balances with central banks	17.9	-	-	-	-	51.3	69.2
Loans and advances to banks	5,046.8	19.5	7.5	-	-	-	5,073.8
Loans and advances to customers	26,343.3	7,279.2	9,865.3	24,431.6	2,320.5	-	70,239.9
Investment securities	3,419.2	25.2	144.1	1,541.9	246.7	-	5,377.1
Other assets	-	-	-	-	-	1,948.5	1,948.5
Total assets	34,827.2	7,323.9	10,016.9	25,973.5	2,567.2	1,999.8	82,708.5
Liabilities							
Deposits by banks	1,402.2	81.6	46.0	7.0	-	-	1,536.8
Customer accounts	18,279.2	1,275.2	2,247.5	1,870.7	-	-	23,672.6
Debt securities in issue	45,936.0	710.7	245.7	2,082.5	3,159.7	-	52,134.6
Subordinated liabilities	-	-	-	301.4	483.9	-	785.3
Reserve capital instruments	-	-	-	-	223.9	-	223.9
Tier one notes	-	-	-	-	-	1,743.9	1,743.9
Other liabilities	-	-	-	-	-	1,575.6	1,575.6
Shareholders' equity	-	-	-	-	-	1,035.8	1,035.8
Total liabilities	65,617.4	2,067.5	2,539.2	4,261.6	3,867.5	4,355.3	82,708.5
Total interest rate sensitivity gap	(30,790.2)	5,256.4	7,477.7	21,711.9	(1,300.3)	(2,355.5)	-
Cumulative interest rate sensitivity gap	(30,790.2)	(25,533.8)	(18,056.1)	3,655.8	2,355.5	-	-

37. Financial risk management (continued)

The table below summarises the effective interest rate for financial instruments not carried at fair value through profit and loss:

	2006 %	2005 %
Assets		
Cash and balances with central banks	**4.3**	0.4
Loans and advances to banks	**4.6**	4.4
Loans and advances to customers	**5.7**	5.8
Investment securities	**5.1**	4.5
Liabilities		
Deposits by banks	**4.3**	3.5
Customer accounts	**4.4**	4.4
Debt securities in issue	**5.0**	4.8
Subordinated liabilities	**7.0**	7.0
Tier one notes	**6.7**	7.0

Liquidity risk

Liquidity risk arises from the mismatch in the cashflows generated from current and expected assets, liabilities and derivatives. The Board has policies to ensure that the Group is able to meet retail withdrawals, repay wholesale borrowings as they fall due and to meet current lending requirements. This is achieved by managing a diversified portfolio of high quality liquid assets and a balanced maturity profile of liquid assets, wholesale and retail funds.

The table below analyses the Group's assets and liabilities into relevant maturity groupings based on the remaining period at balance sheet date to contractual maturity date. Amounts shown in respect of loans and advances to customers include fair value adjustments of portfolio hedging.

2006	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m
Assets						
Cash and balances with central banks	876.3	-	-	-	79.7	956.0
Derivative financial instruments	100.8	83.5	84.1	471.6	131.3	871.3
Loans and advances to banks	5,483.8	122.5	15.0	-	-	5,621.3
Loans and advances to customers	900.1	593.3	1,175.6	11,319.8	72,372.9	86,361.7
Investment securities	864.6	139.5	587.3	1,947.4	3,091.6	6,630.4
Other assets	110.3	12.1	23.1	108.4	316.0	569.9
Total assets	8,335.9	950.9	1,885.1	13,847.2	75,991.5	101,010.6
Liabilities						
Deposits by banks	1,823.8	88.4	53.0	137.3	33.7	2,136.2
Customer accounts	19,598.5	1,680.6	3,689.7	1,898.8	-	26,867.6
Derivative financial instruments	485.1	143.9	355.6	1,111.3	296.6	2,392.5
Debt securities in issue	10,989.7	621.4	1,430.0	7,000.2	44,253.0	64,294.3
Subordinated liabilities	-	-	-	-	762.4	762.4
Tier one notes	-	-	-	-	209.4	209.4
Other liabilities	803.6	191.1	93.0	16.0	33.9	1,137.6
Total liabilities	33,700.7	2,725.4	5,621.3	10,163.6	45,589.0	97,800.0
Net liquidity gap	(25,364.8)	(1,774.5)	(3,736.2)	3,683.6	30,402.5	3,210.6

37. Financial risk management (continued)

2005	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m
Assets						
Cash and balances with central banks	12.1	-	-	-	57.1	69.2
Derivative financial instruments	221.3	88.1	107.8	773.6	259.0	1,449.8
Loans and advances to banks	5,046.8	19.5	7.5	-	-	5,073.8
Loans and advances to customers	872.9	467.4	967.0	9,413.2	58,519.4	70,239.9
Investment securities	575.9	79.5	198.9	2,588.3	1,934.5	5,377.1
Other assets	101.4	8.0	17.0	54.4	317.9	498.7
Total assets	6,830.4	662.5	1,298.2	12,829.5	61,087.9	82,708.5
Liabilities						
Deposits by banks	1,231.2	81.6	46.0	74.9	103.1	1,536.8
Customer accounts	18,148.5	1,394.5	2,245.4	1,884.2	-	23,672.6
Derivative financial instruments	110.2	67.7	130.6	457.4	80.2	846.1
Debt securities in issue	8,911.4	1,309.8	1,796.1	6,037.0	34,080.3	52,134.6
Subordinated liabilities	-	-	-	-	785.3	785.3
Tier one notes	-	-	-	-	223.9	223.9
Other liabilities	588.8	161.2	73.5	1.4	72.9	897.8
Total liabilities	28,990.1	3,014.8	4,291.6	8,454.9	35,345.7	80,097.1
Net liquidity gap	(22,159.7)	(2,352.3)	(2,993.4)	4,374.6	25,742.2	2,611.4

Currency risk

Currency risk arises as a result of the Group having assets, liabilities and derivative items that are denominated in currencies other than sterling as a result of normal banking activities, including wholesale funding.

In addition to raising funds through sterling money markets, capital markets and the domestic retail savings market, the Group raises funds through issuing non-sterling denominated commercial paper, certificates of deposit, medium-term debt securities (including securitised notes and covered bonds) and retail funds. The Group's policy is to fully mitigate any exchange rate exposures by using cross currency swaps and forward foreign exchange contracts, or to match exposures with assets denominated in the same currency.

The table below gives values of assets and liabilities at sterling carrying values denominated in different currencies at the balance sheet date.

2006	US$ £m	€ £m	Other £m	Total £m
Assets				
Cash and balances with central banks	-	28.6	-	28.6
Derivative financial instruments	0.4	1.5	-	1.9
Loans and advances to banks	649.7	79.1	-	728.8
Loans and advances to customers	342.3	214.2	-	556.5
Investment securities	623.7	1,309.0	-	1,932.7
Other assets	5.2	1.9	-	7.1
Total assets	1,621.3	1,634.3	-	3,255.6
Liabilities				
Deposits by banks	1,127.6	325.6	-	1,453.2
Customer accounts	1,044.3	1,650.0	-	2,694.3
Derivative financial instruments	-	3.0	-	3.0
Debt securities in issue	22,134.1	23,774.1	1,536.2	47,444.4
Other liabilities	176.1	229.6	5.3	411.0
Total liabilities	24,482.1	25,982.3	1,541.5	52,005.9
Net position	(22,860.8)	(24,348.0)	(1,541.5)	(48,750.3)

37. Financial risk management (continued)

2005	US$ £m	€ £m	Other £m	Total £m
Assets				
Cash and balances with central banks	-	17.9	-	17.9
Derivative financial instruments	0.5	0.9	-	1.4
Loans and advances to banks	454.6	71.2	-	525.8
Loans and advances to customers	299.8	184.1	-	483.9
Investment securities	560.0	976.1	-	1,536.1
Other assets	2.8	1.2	-	4.0
Total assets	1,317.7	1,251.4	-	2,569.1
Liabilities				
Deposits by banks	523.6	538.4	-	1,062.0
Customer accounts	378.3	1,096.2	-	1,474.5
Derivative financial instruments	0.1	2.9	-	3.0
Debt securities in issue	18,450.3	16,696.7	653.0	35,800.0
Other liabilities	102.0	134.3	2.6	238.9
Total liabilities	19,454.3	18,468.5	655.6	38,578.4
Net position	(18,136.6)	(17,217.1)	(655.6)	(36,009.3)

Fair values of financial assets and liabilities

The following table summarises the carrying amounts and fair values of those financial assets and liabilities not presented on the Group's balance sheet at their fair value. Assets are presented at bid prices, whereas offer prices are used for liabilities.

	Carrying value		Fair value	
	2006 £m	2005 £m	**2006 £m**	2005 £m
Financial assets				
Cash and balances with central banks	**956.0**	69.2	**956.0**	69.2
Loans and advances to banks	**5,621.3**	5,073.8	**5,621.3**	5,073.8
Loans and advances to customers	**86,685.1**	70,076.1	**84,983.7**	69,087.6
Financial liabilities				
Deposits by banks	**2,136.2**	1,536.8	**2,136.0**	1,536.8
Customer accounts	**26,867.6**	23,672.6	**23,866.2**	23,699.8
Debt securities in issue	**64,294.3**	52,134.6	**64,294.3**	52,134.6
Subordinated liabilities	**762.4**	785.3	**861.3**	903.6
Tier one notes	**209.4**	223.9	**229.6**	245.2

Valuation methods for calculations of fair values in this table are set out below:

Cash and balances with central banks

Fair value approximates to carrying value because they have minimal credit losses and are either short term in nature or re-price frequently.

Loans and advances to banks

Fair value was estimated by using discounted cash flows applying either market rates where practicable or rates offered by other financial institutions for loans with similar characteristics. The fair value of floating rate placements, fixed rate placements with less than six months to maturity and overnight deposits is their carrying amount.

Loans and advances to customers

The Group provides loans of varying rates and maturities to customers. The fair value of loans with variable interest rates is considered to approximate to carrying value. For loans with fixed interest rates, fair value was estimated by discounting cash flows using market rates or rates normally offered by the Group.

Deposits by banks and customer accounts

Fair values of deposit liabilities repayable on demand or with variable interest rates are considered to approximate to carrying value. The fair value of fixed interest deposits with less than six months to maturity is their carrying amount. The fair value of all other deposit liabilities was estimated using discounted cash flows, applying either market rates or rates currently offered by the Group for deposits of similar remaining maturities.

Debt securities in issue, subordinated liabilities and tier one notes

Fair values are based on quoted prices where available, or by using discounted cash flows, applying market rates.

38. Guarantees and other financial commitments

1) The Company has an obligation under the Building Societies Act 1986, as successor company to Northern Rock Building Society, to honour the financial commitments of its subsidiaries and associated bodies linked by resolution, incurred prior to 11 June 1996 insofar as those bodies are unable to discharge them out of their own assets. The Company has agreed to continue this obligation in respect of liabilities of Northern Rock (Guernsey) Limited.

2) The Company has given indemnities to the National House Building Council in respect of certain of its former house building operations.

3) Capital commitments at 31 December in respect of authorised expenditure were as follows:

	Group		Company	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Contracted for	**45.9**	22.0	**45.9**	22.0

4) Leasing commitments at 31 December in respect of annual commitments under operating leases are as follows:

	Group		Company	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Land and buildings				
Leases which expire:				
Within one year	**0.2**	0.1	**0.2**	0.1
In one to five years	**0.8**	0.8	**0.8**	0.8
Over five years	**3.8**	3.3	**3.8**	3.3
	4.8	4.2	**4.8**	4.2
Other operating leases				
Leases which expire:				
Within one year	**-**	0.1	**-**	0.1
In one to five years	**4.0**	4.1	**4.0**	4.1
	4.0	4.2	**4.0**	4.2

5) Memorandum items

	Group		Company	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Commitments:				
Irrevocable undrawn loan facilities	**2,941.2**	2,100.3	**2,941.2**	2,100.3
Unpaid share capital of subsidiary company	**-**	-	**15.5**	15.5
	2,941.2	2,100.3	**2,956.7**	2,115.8

39. Related party transactions

A number of banking transactions are entered into with related parties as part of normal banking business. These include loans and deposits. The volumes of related party transactions, outstanding balances at the year end and related income and expense for the year are set out below.

	Directors and key management personnel		Associated companies	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Loans				
Loans outstanding at 1 January	**5.4**	5.5	**-**	-
Net amounts advanced/(repaid)	**3.3**	(0.1)	**-**	-
Loans outstanding at 31 December	**8.7**	5.4	**-**	-
Interest income paid	**0.3**	0.3	**-**	-
Deposits				
Deposits outstanding at 1 January	**1.8**	1.4	**-**	-
Net amounts deposited	**2.6**	0.4	**-**	-
Deposits outstanding at 31 December	**4.4**	1.8	**-**	-
Interest income earned	**0.2**	0.1	**-**	-

39. Related party transactions (continued)

	2006 £m	2005 £m
Directors and key management personnel		
Salaries and other short term benefits	**10.6**	8.2
Post-employment benefits	**0.7**	0.6
Share-based payments	**7.8**	5.9
	19.1	14.7

The Company's total contribution payable under deed of covenant to The Northern Rock Foundation for the year ended 31 December 2006 amounted to £31.4m (2005 £24.7m). At 31 December 2006 the commitment in respect of amounts not yet paid was £16.7m (2005 £10.0m).

The Company owns Northern Rock (Guernsey) Limited, which operates as a retail deposit taker. The net funding borrowed by the Company from Northern Rock (Guernsey) Limited during the year amounted to £141.1m (2005 £138.2m).

During the year the Company received £0.2m (2005 £0.3m) from Northern Rock Mortgage Indemnity Company Limited in settlement of mortgage indemnity insurance claims.

During the year the Company borrowed a net £10,691.2m (2005 £8,732.2m) from its securitisation SPEs (see note 19), being the net proceeds from securitisation transactions in the year.

40. Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with less than three months maturity from the date of acquisition:

	Group		Company	
	2006 £m	2005 £m	2006 £m	2005 £m
Cash and balances with central banks	**876.3**	12.1	**876.3**	12.1
Loans and advances to banks	**5,247.3**	4,934.1	**4,832.8**	4,489.0
Loans and advances to customers	**-**	23.2	**-**	23.2
Investment securities	**194.1**	301.7	**194.1**	301.7
	6,317.7	5,271.1	**5,903.2**	4,826.0

41. Events after the balance sheet date

On 24 January 2007, the Group issued a further £6.1 billion of securitised notes, secured against loans and advances on residential properties, from the Granite Master Issuer programme.

The Directors are of the opinion that there have been no other significant events which have occurred since 1 January 2007 to the date of this report that are likely to have a material effect on the Group's financial position as disclosed in these accounts.

42. Adoption of IAS 32 and IAS 39

Details of the impact of the adoption of IAS 32 and IAS 39 with effect from 1 January 2005 are included in note 46 of the 2005 Annual Report and Accounts.

FIVE YEAR SUMMARY OF RESULTS

31 December 2006

Results for 2002 and 2003 are presented under UK GAAP in existence at 31 December 2004. Results for 2004 to 2006 have been prepared using International Financial Reporting Standards ("IFRS") as approved by the International Accounting Standards Board. Certain of these IFRS were only effective from 1 January 2005, and therefore were not used to restate the 2004 statutory based results. The 2004 statutory results presented therefore reflect only those standards which permitted or required retrospective adoption, reflecting the voluntary exemptions of IFRS1.

As a result of some IFRS not being required to be implemented until 1 January 2005, to aid comparability of future results with those of 2004, 2004 results were also prepared on a proforma basis, incorporating the impact of IFRS where it was possible to determine what the impact would have been if the accounting changes had been effective in 2004. The proforma results shown for 2004 included the impacts of changes to accounting rules relating to effective interest rate and the reclassification of certain financial instruments from debt to equity, but excluded the effects of hedge accounting under IFRS which differs from that applied under UK GAAP.

The 2005 statutory results included the full effects of the introduction of fair value and hedge accounting following the adoption of IAS 32 and 39 with effect from 1 January 2005. An underlying set of results for 2005 and 2006 have also been presented which reflect management's view of the underlying results excluding the effects of fair value volatility and hedge ineffectiveness in order to provide a clearer representation of the underlying performance of the Group.

Further explanation of the proforma and underlying results is provided in the Operating and Business Review on pages 34 to 54.

		2002	**2003**	**2004**	**2004**	**2005**	**2005**	**2006**	**2006**
				Statutory	**Proforma (unaudited)**	**Statutory**	**Underlying**	**Statutory**	**Underlying**
Net interest income	£m	391.2	450.7	466.9	612.7	752.3	706.8	849.1	823.0
Other income and charges	£m	169.8	209.0	252.3	111.8	129.0	129.0	152.8	152.8
Net hedge ineffectiveness and other unrealised fair value gains and losses	£m	-	-	-	-	(56.4)	-	14.9	-
Total income	£m	561.0	659.7	719.2	724.5	824.9	835.8	1,016.8	975.8
Operating expenses – ongoing	£m	169.8	194.5	218.3	216.9	249.4	249.4	277.5	277.5
Operating expenses – non-recurring[1]	£m	2.3	5.6	-	-	-	-	-	-
Operating expenses – amortisation of goodwill	£m	1.5	3.6	-	-	-	-	-	-
Covenant to The Northern Rock Foundation	£m	16.3	19.3	21.6	22.1	24.7	25.2	31.4	29.4
Impairment losses on loans and advances	£m	43.1	48.7	48.5	48.5	56.6	56.6	81.2	81.2
Amounts written off fixed asset investments	£m	2.6	1.4	(4.5)	(4.5)	-	-	-	-
Profit before taxation	£m	325.4	386.6	435.3	441.5	494.2	504.6	626.7	587.7
Income tax expense	£m	96.5	112.2	125.8	127.7	144.9	147.9	183.7	172.2
Profit for the year	£m	228.9	274.4	309.5	313.8	349.3	356.7	443.0	415.5
Attributable to:									
Appropriations	£m	-	-	-	42.6	48.6	48.6	48.5	48.5
Profit attributable to equity shareholders	£m	228.9	274.4	309.5	271.2	300.7	308.1	394.5	367.0
Total assets[2]	£m	41,875	51,944	64,881	64,711	82,709	81,057	101,011	100,468
Growth in total assets	%	35	24	25	25	28	25	22	24
Average interest earning assets	£m	36,036	46,435	57,071	57,222	72,730	72,730	88,788	88,788
Mean assets	£m	36,482	46,909	58,415	58,261	73,710	72,884	91,860	90,762
Retail deposits	£m	15,336	16,343	17,290	17,290	20,104	20,104	22,631	22,631
Equity shareholders' funds	£m	1,165	1,340	1,538	1,389	1,576	1,576	2,175	2,175
Total capital ratio	%	15.5	14.3	14.0	13.5	12.3	12.3	11.6	11.6
Tier 1 ratio	%	9.1	9.0	8.7	8.0	7.7	7.7	8.5	8.5
Gross lending	£m	12,584	17,315	23,342	23,342	26,879	26,879	32,989	32,989
Net lending	£m	6,697	8,514	12,932	12,932	14,555	14,555	16,621	16,621
Loan balances acquired	£m	1,544	-	-	-	-	-	-	-
Increase in retail balances	£m	773	1,007	896	896	2,809	2,809	2,527	2,527
Retail balances acquired	£m	1,193	-	-	-	-	-	-	-
Increase in profit after tax[5]	%	18	20	n\a	n\a	11	14	31	19
Net interest margin	%	1.09	0.97	0.82	1.07	1.03	0.97	0.96	0.93
Total income : mean assets	%	1.54	1.41	1.23	1.24	1.12	1.15	1.11	1.08
Operating expenses[3]: total income[4]	%	30.3	29.8	30.4	29.9	30.2	29.8	27.3	28.4
Operating expenses[3]: mean assets	%	0.47	0.41	0.37	0.37	0.34	0.34	0.30	0.31
Impairment charge as % of mean advances to customers	%	0.19	0.19	0.10	0.10	0.09	0.09	0.10	0.10
Post-tax return on mean equity[5]	%	20.8	21.9	21.6	20.9	20.3	20.8	23.5	21.9
Post-tax return on mean risk weighted assets[5]	%	1.43	1.49	1.45	1.29	1.23	1.26	1.38	1.28
Earnings per Ordinary Share	p	55.4	66.6	74.9	65.7	72.5	74.3	94.6	88.1

1. Non-recurring costs represent
   2002 – non-recurring costs incurred in relation to the acquisition of the banking subsidiaries of Legal & General
   2003 – non-recurring costs incurred in relation to the closure of certain branches
2. Total assets for 2002 and 2003 represent assets under management, which comprised total balance sheet assets plus non-recourse finance. There is no difference between total assets and assets under management from 2004
3. Before non-recurring costs
4. Before surplus on sale of credit card portfolio of £7.3 million in 2003
5. Post-tax returns are calculated by reference to profit attributable to equity shareholders

2005 statutory and underlying ratios are calculated with reference to proforma profit, asset and equity figures for 2004 where applicable. The profit growth ratio for 2004 has not been calculated as 2003 results have not been restated under IFRS.

FINANCIAL CALENDAR

2007

24 January 2007	Preliminary results for the year ended 31 December 2006
24 April 2007	Annual General Meeting
25 April 2007	Ex-dividend date for final dividend for 2006
27 April 2007	Record date for final dividend
25 May 2007	Payment date for final dividend
25 July 2007	Interim results for half year to 30 June 2007
26 September 2007	Ex-dividend date for interim dividend for 2007
28 September 2007	Record date for interim dividend
26 October 2007	Payment date for interim dividend

2008

30 January 2008	Preliminary results for the year ended 31 December 2007
22 April 2008	Annual General Meeting
23 April 2008	Ex-dividend date for final dividend for 2007 (provisional)
25 April 2008	Record date for final dividend (provisional)
23 May 2008	Payment date for final dividend
23 July 2008	Interim results for half year to 30 June 2008
24 September 2008	Ex-dividend date for interim dividend for 2008 (provisional)
26 September 2008	Record date for interim dividend (provisional)
24 October 2008	Payment date for interim dividend

NORTHERN ROCK PLC

REGULATORY ANNOUNCEMENTS

2007

APRIL TO JUNE

NORTHERN ROCK PLC

REGULATORY ANNOUNCEMENTS
2007
(APRIL TO JUNE)

	Regulatory Announcement	Date Distributed/ Filed/Made Public	Required Distribution Date	Source of Requirement
1.	Director/PDMR Shareholding	16 May 2007 15 May 2007 8 May 2007 2 May 2007 25 April 2007 13 April 2007	ASAP but no later than the close of the business day following receipt of information by Northern Rock	DR 3.1.4
2.	Holding(s) in Company	27 June 2007 15 June 2007 15 May 2007 15 May 2007	ASAP but no later than the close of the business day following receipt of information by Northern Rock	LR 9.6.7
3.	Notice of AGM, Separate General Meeting of the Holders of Ordinary Shares and Ancillary Documents	24 April 2007	ASAP once issued	LR 9.6.3
4.	Annual Report & Accounts		ASAP and within 6 months of end of financial period to which they relate	LR 9.8.1
5.	Preliminary Results		ASAP after approval by the Board of Directors and within 120 days of end of period to which it relates	LR 9.7.2
6.	Interim Results		ASAP after approval by the Board of Directors and within 90 days of the end of the period to which it relates	LR 9.9.4
7.	Notice of and Trading Statements Pre Close Statement	27 June 2007 2 April 2007	ASAP N/A	DTR 2.2 N/A
8.	Results of AGM Resolutions Voting		ASAP after AGM	LR 9.6.18
9.	Miscellaneous			
10.	Issue of Debt		ASAP	LR 9.6.4
11.	Notice of Early Redemption		ASAP but no later than 7.30am on the business day following receipt of information by Northern Rock	LR 12.5.2
12.	Annual Information Update	3 April 2007	20 working days after the publication of the annual financial statements	PR 5.2

13.	Notification of Stabilisation		Before the opening of the offer period of the relevant securities	Commission Regulation (EC) No. 2273/2003 and MAR 2.3.5
14.	Publication of Final Terms	26 June 2007 22 June 2007 2 May 2007 23 April 2007 20 April 2007	As soon as practical	PR 2.2.9
15.	Publication of Prospectus/Offering Circular US$25 billion Euro Medium Term Note Programme Prospectus Euro30 billion Covered Bond Programme Prospectus	 20 June 2007 22 June 2007	As soon as practical	PR 3.2.2 PR 3.4
16.	Publication of US Prospectus/Offering Circular US$20 billion US MTN (144A) Program US$650 million 6.594% Perpetual Fixed-to-Floating Rate Subordinated Notes, Publication of Pricing Supplement and Final Terms	 Filed with the Luxembourg Stock Exchange on 31 May 07 but not with the United Kingdom Listing Authority or otherwise in England and Wales Filed with the Luxembourg Stock Exchange on 18 June 07 and 25 June 07 but not with the United Kingdom Listing Authority or otherwise in England and Wales	 N/A N/A	 N/A N/A
17.	Voting Rights and Share Capital			Transparency Directive 5.6.1
18.	Tender Offer	28 June 2007	N/A	N/A

Key

"CA" means the Companies Act 1985.

"DR" means the disclosure rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"FSA" means the United Kingdom Financial Services Authority.

"FSMA" means the Financial Services and Markets Act 2000 of the United Kingdom.

"LR" means the listing rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"MAR" means the market conduct rules made by the FSA as competent authority under Part VIII of the FSMA.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"SEC" means the US Securities and Exchange Commission.

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	13:25 16-May-07
Number	7097W

2007 JUL 20 P 1:23

RNS Number:7097W
Northern Rock PLC
16 May 2007

NORTHERN ROCK PLC

NOTIFICATION OF INTERESTS OF DIRECTORS/PDMRs AND CONNECTED PERSONS

1. Name of Company:

NORTHERN ROCK PLC

2. Name of Director/PDMR:

NICHOLAS ADAM HODNETT FENWICK

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

HOLDING IS IN THE NAME OF NICHOLAS ADAM HODNETT FENWICK, AS NOTED IN 2 ABOV

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

SPEIRS & JEFFREY CLIENT NOMINEES LIMITED

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretiona

ACQUISITION OF NORTHERN ROCK ORDINARY SHARES

7. Number of shares/amount of stock acquired:

1,250

8. Percentage of issued class:

0.0003%

9. Number of shares/amount of stock disposed:

JULIE SHIPLEY

24. Contact telephone number:

    0191 279 4478

25. Name of company official responsible for making notification:

    JULIE SHIPLEY

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	12:04 15-May-07
Number	6185W

RNS Number:6185W
Northern Rock PLC
15 May 2007

NORTHERN ROCK PLC

Notification of Interests of Directors/Persons Discharging Managerial Responsibilities (PDMRs) in ordinary shares in the Company

SHARE SCHEMES

The Trustees of the Northern Rock Qualifying Employee Share Ownership Trust, Northern Rock Quest Company Limited ("QUEST") hereby give notice that all of the Executive Directors/Persons Discharging Managerial Responsibilities (PDMRs) of Northern Rock plc have a potential interest in QUEST and that the Trustees of QUEST disposed of the following Ordinary 25p shares (Shares) in the Company:

Date of Disposal	No. of Shares	Option Price per Share	Percentage of Issued Share Capital
15 May 2007	2,051	£2.15	0.0005%

These shares were transferred to participants in the Northern Rock Sharesave Scheme (the Scheme), a savings related option scheme available to all qualifying employees.

QUEST's total holding following this transaction is 174,788 Shares in the Company representing 0.041% of the Company's issued share capital.

The notification of these transactions is in satisfaction of the Company's obligations under the FSA Disclosure Rules DTR 3.1.2 to DTR 3.1.4 and is also deemed to be disclosure made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 where appropriate.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	14:45 08-May-07
Number	2313W

RNS Number:2313W
Northern Rock PLC
08 May 2007

NORTHERN ROCK PLC

Notification of Interests of Directors/Persons Discharging Managerial Responsibilities (PDMRs) in ordinary shares in the Company

SHARE SCHEMES

The Trustees of the Northern Rock Qualifying Employee Share Ownership Trust, Northern Rock Quest Company Limited ("QUEST") hereby give notice that all of the Executive Directors/Persons Discharging Managerial Responsibilities (PDMRs) of Northern Rock plc have a potential interest in QUEST and that the Trustees of QUEST disposed of the following Ordinary 25p shares (Shares) in the Company:

Date of Disposal	No. of Shares	Option Price per Share	Percentage of Issued Share Capital
8 May 2007	27,346	£2.15	0.006%

These shares were transferred to participants in the Northern Rock Sharesave Scheme (the Scheme), a savings related option scheme available to all qualifying employees.

QUEST's total holding following this transaction is 176,839 Shares in the Company representing 0.042% of the Company's issued share capital.

The notification of these transactions is in satisfaction of the Company's obligations under the FSA Disclosure Rules DTR 3.1.2 to DTR 3.1.4 and is also deemed to be disclosure made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 where appropriate.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	14:55 02-May-07
Number	9818V

northern rock

RNS Number:9818V
Northern Rock PLC
02 May 2007

NORTHERN ROCK PLC

Notification of Interests of Directors/Persons Discharging Managerial Responsibilities (PDMRs) in ordinary shares in the Company

SHARE SCHEMES

The Trustees of the Northern Rock Qualifying Employee Share Ownership Trust, Northern Rock Quest Company Limited ("QUEST") hereby give notice that all of the Executive Directors/Persons Discharging Managerial Responsibilities (PDMRs) of Northern Rock plc have a potential interest in QUEST and that the Trustees of QUEST disposed of the following Ordinary 25p shares (Shares) in the Company:

Date of Disposal	No. of Shares	Option Price per Share	Percentage of Issued Share Capital
1 May 2007	396,667	£2.15	0.1%

These shares were transferred to participants in the Northern Rock Sharesave Scheme (the Scheme), a savings related option scheme available to all qualifying employees.

QUEST's total holding following this transaction is 204,185 Shares in the Company representing 0.05% of the Company's issued share capital.

On 1 May 2007, the following Executive Directors/PDMRs of the Company exercised their options over Shares in the Scheme at an option price of £2.15 per Share resulting in their holdings as follows:

	No. of Shares	Resultant Holding	Percentage Holding
Director			
A M Kuipers	8546	174,663	0.041%
PDMR			
M Smith	5127	65,413	0.016%
A M Thompson	8546	93,184	0.022%

The notification of these transactions is in satisfaction of the Company's obligations under the FSA Disclosure Rules DTR 3.1.2 to DTR 3.1.4 and is also deemed to be disclosure made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 where appropriate.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	15:36 25-Apr-07
Number	5222V

RNS Number:5222V
Northern Rock PLC
25 April 2007

NORTHERN ROCK PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

Northern Rock plc ('the Company') was advised on 25 April 2007, that the Directors and Persons Discharging Managerial Responsibility ('PDMRs') listed below were conditionally awarded Ordinary 25 pence shares (Shares) under the Company's Long Term Incentive Plan 2007 (LTIP) and the Share Matching Plan 2007 (SMP) on 25 April 2007, based on the financial year ending 2006.

Shares under both plans are subject to the satisfaction of performance targets and vest free of charge in January 2010.

Director	LTIP	SMP
A J Applegarth (*)	63,439	110,124
D F Baker	44,240	72,617
K M Currie	34,641	58,254
D A Jones	34,641	39,897
A M Kuipers	34,641	58,254
PDMR		
R J Barclay	17,967	32,717
K R Barry	15,776	28,727
C B Brayson	10,851	16,757
C J Flinn	14,607	21,544
B Giles	8,764	14,007
A D Mooney	10,016	11,171
N P Mushens	13,322	24,257
J P Pattinson	8,180	14,364
M G Robson	10,016	15,161
L J Sewell	10,016	15,161
M Smith	10,851	17,554
C Taylor	17,529	29,524
A M Thompson	22,954	27,927
I Wallace	8,931	15,957
P J Wallace	7,929	9,007

*A J Applegarth also transferred SMP Shares to his connected persons P C Applegarth and B J Applegarth.

Following the above transactions, the Directors/PDMRs retain the following interests in Shares of the Company

Director	Total Share Interest following Notification	% Share Capital
A J Applegarth	357,046	0.085%
D F Baker	231,339	0.055%
K M Currie	157,164	0.037%
D A Jones	89,393	0.021%
A M Kuipers	166,117	0.039%
PDMR		
R J Barclay	137,559	0.033%
K R Barry	99,587	0.024%
C B Brayson	55,158	0.013%
C J Flinn	83,470	0.020%
B Giles	33,422	0.008%
A D Mooney	20,972	0.005%
N P Mushens	76,227	0.018%
J M Pattinson	33,561	0.008%
M G Robson	26,651	0.006%
L J Sewell	32,079	0.008%
M Smith	60,286	0.014%
C Taylor	97,214	0.023%
A M Thompson	84,638	0.020%
I Wallace	93,509	0.022%
P J Wallace	26,390	0.006%

The notification of these transactions is in satisfaction of the Company's obligations under the FSA Disclosure Rules DTR 3.1.2 to DTR 3.1.4 and is also deemed to be disclosure made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 where appropriate.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	11:59 13-Apr-07
Number	8314U

RNS Number:8314U
Northern Rock PLC
13 April 2007

NORTHERN ROCK PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

SHARE INCENTIVE PLAN

Each financial year Northern Rock plc (the "Company") operates, subject to performance measures specified by the Company as provided for by the Rules of the plan, a Share Incentive Plan ("the Plan") for employees (including Executive Directors and PDMRs).

The Company announces than on 12 April 2007, Northern Rock Trustees Limited appropriated 313,999 Shares under the Plan to individual qualifying employees including the following:

Directors	Number of Shares	Resultant Holding	Percentage Hold
A J Applegarth	262	357,046	0.085%
D F Baker	262	231,339	0.055%
K M Currie	262	157,164	0.037%
D A Jones	262	89,393	0.021%
A M Kuipers	262	166,117	0.039%
PDMRs			
R J Barclay	262	137,559	0.033%
K R Barry	262	99,587	0.024%
C B Brayson	262	55,158	0.013%
C J Flinn	262	83,470	0.020%
B Giles	262	33,422	0.008%
A D Mooney	262	20,972	0.005%
N P Mushens	262	76,227	0.018%
J M Pattinson	262	33,561	0.008%
M G Robson	262	26,651	0.006%
L J Sewell	262	32,079	0.008%
M Smith	262	60,286	0.014%
C Taylor	262	97,214	0.023%
A M Thompson	262	84,638	0.020%
I Wallace	262	93,509	0.022%
P J Wallace	262	26,390	0.006%

The appropriation price of the shares on 12 April 2007 was £11.436 per share.

The shares appropriated under the Rules of the Plan will be held in trust for five years after which they will no longer have any subsequent income tax or National Insurance liability.

The notification of these transactions is in satisfaction of the Company's obligations under the FSA Disclosure Rules DTR 3.1.2 to DTR 3.1.4 and is also deemed to be disclosure made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 where appropriate.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	14:36 27-Jun-07
Number	1412Z

RNS Number:1412Z
Northern Rock PLC
27 June 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
   Northern Rock plc

2. Reason for the notification (please state Yes): ( )
   An acquisition or disposal of voting rights: (Yes)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : (Initial Disclosure)

3. Full name of person(s) subject to the notification obligation (iii):

   Baillie Gifford & Co

4. Full name of shareholder(s) (if different from 3.) (iv):
   ....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
   26 June 2007

6. Date on which issuer notified:
   27 June 2007

7. Threshold(s) that is/are crossed or reached:
   5%

8. Notified details:
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary Shares	29125136	6.91

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares			25202995		5.98

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
25202995	5.98

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

In the narrative below, the figures in indicate the amount of voting rights and the percentage held by each controlled undertaking where relevant.

Baillie Gifford & Co, a discretionary investment manager, is the parent undertaking of an investment management group.

Its wholly-owned direct subsidiary undertaking Baillie Gifford Overseas Limite (1352046; 0.3%) is also a discretionary investment manager.

Its wholly-owned direct subsidiary undertaking Baillie Gifford Life Limited (66172121; 1.5%) is a life assurance company which procures discretionary investment management services from Baillie Gifford & Co in respect of its own account shareholdings.

Its wholly-owned indirect (via Baillie Gifford Life Limited) subsidiary undertaking Baillie Gifford & Co Limited (7767543; 0.2%) is an OEIC Authorised Corporate Director and Unit Trust Manager which has delegated its discretionar investment management role to Baillie Gifford & Co.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:
....

14. Contact name:

Myra McIntyre/Scott Russell

15. Contact telephone number:

0131 2752154
0131 2752106

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Free annual report

2007 JUL 20 P 1:23

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	15:08 15-Jun-07
Number	4731Y

RNS Number:4731Y
Northern Rock PLC
15 June 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Northern Rock plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

Lloyds TSB Group plc

4. Full name of shareholder(s) (if different from 3.) (iv):

....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

13 June 2007

6. Date on which issuer notified:

14 June 2007

7. Threshold(s) that is/are crossed or reached:

Fall below 5%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary 25p Shares 0145279	22,090,981	22,090,981

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary 25p Shares 0145279	19,792,332	16,833,852	2,958,480	3.996	0.702

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
19,792,332	4.699

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

16,833,852 Shares are controlled by Scottish Widows Investment Partnership Ltd, part of Scottish Widows Plc, a wholly owned subsidiary of Lloyds TSB Group Plc. 2,958,480 Shares are controlled by Lloyds TSB Private Banking Ltd, a part of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group

plc.................

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Andrew Georgeson

15. Contact telephone number:

01444 418127

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	16:43 15-May-07
Number	6537W

RNS Number:6537W
Northern Rock PLC
15 May 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Northern Rock plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

Morgan Stanley Securities Limited

4. Full name of shareholder(s) (if different from 3.) (iv):

....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

11 May 2007

6. Date on which issuer notified:

15 May 2007

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary Shares GB0001452795	15,475,358	15,475,358

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares GB0001452795		Below 3%	Below 3%	Below 3%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
   N/A

Proxy Voting:

10. Name of the proxy holder:
    N/A

11. Number of voting rights proxy holder will cease to hold:
    N/A

12. Date on which proxy holder will cease to hold voting rights:
    N/A

13. Additional information:
N/A

14. Contact name:
Gemma Ozbeck

15. Contact telephone number:
0207 6772449

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	16:39 15-May-07
Number	6533W

RNS Number:6533W
Northern Rock PLC
15 May 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Northern Rock plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

Morgan Stanley Securities Limited

4. Full name of shareholder(s) (if different from 3.) (iv):

....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

10 May 2007

6. Date on which issuer notified:

15 May 2007

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary Shares GB0001452795		

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares GB0001452795	15,475,358	15,475,358		3.67%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B) Number of voting rights	% of voting rights
15,475,358	3.67%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
   N/A

Proxy Voting:

10. Name of the proxy holder:
    N/A

11. Number of voting rights proxy holder will cease to hold:
    N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:
    N/A

14. Contact name:
    Gemma Ozbeck

15. Contact telephone number:
    0207 6772449

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	AGM Statement
Released	16:33 24-Apr-07
Number	4460V

RNS Number:4460V
Northern Rock PLC
24 April 2007

NORTHERN ROCK PLC

ANNUAL GENERAL MEETING AND SUBSEQUENT SEPARATE GENERAL MEETING OF THE HOLDERS OF ORDINARY SHARES

The Annual General Meeting and subsequent Separate General Meeting of the holders of ordinary shares (the Meetings) of Northern Rock plc (the Company) were held on 24 April 2007.

Two copies of resolutions passed at the Meetings (other than resolutions concerning ordinary business) were forwarded to the UK Listing Authority on 24 April 2007 making them available to the public for inspection at the Document Viewing Facility.

Details of the votes cast in respect of the resolutions are available on the Company's website, www.northernrock.co.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Pre Close Period Statement
Released	07:00 27-Jun-07
Number	0967Z

RNS Number:0967Z
Northern Rock PLC
27 June 2007

STOCK EXCHANGE ANNOUNCEMENT

NORTHERN ROCK PLC

PRE CLOSE PERIOD STATEMENT AND BASLE II STRATEGIC UPDATE

27 JUNE 2007

INTRODUCTION

In anticipation of receiving our IRB waiver under Basle II, Northern Rock takes the opportunity to update the market on the resulting evolution of strategy, on current trading performance and the outlook for profits given the current interest rate environment.

STRATEGY

The IRB waiver under Basle II changes the relative capital efficiency of owning various assets. Northern Rock will therefore seek to reduce the proportion of less capital efficient assets held on its balance sheet.

Northern Rock will continue its core strategy of strong growth in high quality residential mortgage assets which will be retained on the balance sheet.

We will maintain all of our current distribution and manufacturing capability. However, we will pass through some higher risk weighted loans directly to third parties - as has recently started via the Lehman Brothers arrangement for lower credit quality residential mortgages. Other higher risk weighted loans (for example commercial secured and personal unsecured) will continue to be distributed, manufactured and then warehoused and sold-on in smaller packets. Where desired, Northern Rock will service loans which have been sold, as is already the case for securitised assets.

Reflecting its strategy going forward, Northern Rock will generate sustainable distribution and manufacturing profits as well as servicing income in addition to the on-going interest, fee and commission income arising from the growing residential book.

The lasting capital benefits from the introduction of Basle II will see an increase in the dividend payout ratio and the release of capital from loan book sales will be repatriated through a share buy-back programme. Details on both of these will be given at the time of the Interim Results statement on 25 July 2007.

On 22 June 2007, Northern Rock completed the sale of approximately £838m of its Commercial Secured Loans to Lehman Commercial Mortgage Conduit Limited (a wholly

owned subsidiary of Lehman Brothers), and conditionally agreed to sell up to a further £732m of such loans, to be completed in H2 2007. In conjunction with the transaction, we are proposing to negotiate an agreement for future secured Northern Rock originated commercial mortgage loans to be sold-on to Lehman Commercial Mortgage Conduit Limited.

MARKET OUTLOOK

The UK mortgage market has continued to be robust in 2007 with gross lending to the end of May running approximately 13% ahead of the equivalent period in 2006. Higher interest rates tend to mean slowing volumes of house moving transactions but provide a greater incentive to remortgaging activity.

Combining all the components of the UK mortgage market, our expectation is for the gross mortgage market in 2007 to be over £370bn and for house prices to be rising in line with wage inflation by the end of the year. Northern Rock remains confident of its ability to achieve its lending targets within this context.

LENDING

Residential lending dominates Northern Rock's business. We continue to compete well in the gross mortgage market, supported by our recently introduced home mover retention initiative. In the first five months of 2007 our gross market share is running above the level seen in 2006, at around 10%. Net market share of residential mortgage lending during the same period was around 19%.

Credit quality continues to be robust across all loan categories. Arrears levels are slightly higher than at the 2006 year end reflecting rising interest rates, but the loan impairment charge is anticipated to be in line with market expectations.

COSTS

Cost efficiency remains key to Northern Rock's strategy and we continue to target unit cost efficiencies to maintain our sector leading advantage. During 2007 we expect cost growth at the lower end of our target of between 1/2 and 2/3 asset growth, before disposals.

With cost growth also less than income growth, we expect to see both cost:income and cost:asset ratios improve further in 2007.

INCOME & PROFITS

Expectations for higher interest rates in the UK have risen further than anticipated at the time of Northern Rock's Q1 Trading Statement on 2 April 2007. Given Northern Rock's Libor-dominated funding platform, we have a structural mismatch between Libor and Bank Base Rates and because of changes in the forward interest rate curve. As forward interest rates have moved higher, it takes time for new retail fixed rate mortgage prices to adjust upwards. These loans, however, will be repriced when they are retained with a product switch at the end of their product term. In times of rising rates this dampens revenue growth with the opposite occurring as rates fall.

In 2007, the combined effect on net interest income of increases in Libor, swap rates, delays in retail repricing and the loss of interest from asset disposals is anticipated to be around £180m-£200m gross, equivalent to 18-20bps of gross spread erosion.

Offsetting these negative effects in 2007 will be net realised swap gains amounting to an anticipated £40m-£50m. These arise on the sale of swaps, where the fixed rate loans have redeemed and the swaps cannot, because of a timing mismatch, be used efficiently to hedge new loans. Such gains after redemption occur in a rising rate environment and can be considered as a partial natural hedge against the structural Libor mismatch.

Included in underlying interest income will be AFS gains anticipated to be around £35m, in line with 2006 underlying gains of £30m.

The commencement of the programme of sale of some of the less capital efficient assets as part of the evolving strategy of distribution, manufacturing and sale is anticipated to realise net gains of around £50m - £60m in 2007. These gains will not be included in net interest income but will be separately disclosed in the Income Statement.

Other Income is anticipated to grow strongly, reflecting higher residential lending volumes.

The current consensus from 19 analysts for 2007 is for underlying attributable profits, before the preference share dividend, of £403m - £457m, with a mid-point of £430m, an increase of 17%. Northern Rock expects its underlying attributable profits to increase by around 15% when compared to 2006.

Comment

Adam J Applegarth, Chief Executive, commented:

"The UK mortgage market remains robust and we are continuing to trade strongly, despite an adverse interest rate environment.

Receipt of our IRB waiver under Basle II will mean that the next stage of our strategic development can start.

We will continue to concentrate on adding high volumes of prime quality residential mortgages to our balance sheet. In addition, looking forward we will add revenue from the growing programme of manufacture, distribution and disposal of assets that we do not want to hold on the balance sheet in the long term.

This will help us to continue to drive up the Company's earnings while managing our capital more efficiently. Lasting Basle II benefits will be seen in higher dividend payments and asset disposals will lead to capital being repatriated through share buy-backs."

Conference Call Details

A conference call for analysts and investors will take place at 9.30 a.m. today (27 June). To access the call, please call 0845 245 5000 (International +44 1452 562 716) and ask for the Northern Rock Pre-Close conference call, ID 4487562. The call will also be broadcast via www.northernrock.co.uk.

A replay of the conference call will be available on the website, or by calling 0845 245 5205 (International +44 1452 550 000) and keying in the pass number 4487562#.

City Contacts

Dave Jones
Group Finance Director
0191 279 4366

Richard Moorin
Investor Relations
0191 279 4093

Simon Hall
Investor Relations
0191 279 6090

Press Contacts

Brian Giles
Communications Director
0191 279 4676

John Watson
Corporate Communications
0191 279 5295

Ron Stout
Corporate Communications
0191 279 4921

James Murgatroyd

Finsbury Limited
020 7251 3801

Important Notice

This announcement should be read in conjunction with our announcement and the Annual Report and Accounts for the full year ended December 2006, copies of which are available from Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL or on our website at www.northernrock.co.uk

This document contains certain forward-looking statements with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risks such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Regulatory Announcement

Go to market news section

Free annual report

Company	Northern Rock PLC
TIDM	NRK
Headline	Trading Statement
Released	07:00 02-Apr-07
Number	1418U

northern rock

RNS Number:1418U
Northern Rock PLC
02 April 2007

NORTHERN ROCK PLC

TRADING STATEMENT
3 MONTHS TO 31 MARCH 2007

INTRODUCTION

Northern Rock continues to trade strongly in Q1 2007 - in line with guidance given at the time of the 2006 Preliminary Results and with its strategic intention of achieving annual growth in assets of 20% (+/- 5%) and underlying attributable profit growth of 20% (+/- 5%).

STRATEGY

Northern Rock's consistent long term strategy is to generate high growth in quality assets to provide low risk, strong returns to shareholders. Underpinning this strategy is a commitment to efficiency, transparency and customer driven distribution which produces attractive products at competitive prices. Our strategic target is to maintain Return on Equity in the 20-25% range.

ECONOMIC BACKGROUND AND MARKET OUTLOOK

UK economic fundamentals remain sound. While indications remain for a less benign outlook, with gently rising unemployment, we expect conditions overall to remain supportive for the UK mortgage market.

There have been three rises in the Bank of England base rate in the last nine months, with the base rate now standing at 5.25%. Despite these rises the absolute level of interest rates remains low by historical standards and mortgage affordability for the average UK household remains good. In 2007, we expect house price inflation across the UK (excluding Central London) to be broadly in line with the rate of earnings growth.

We therefore expect to see similar levels of home moving transactions compared to 2006 with fundamental support provided by the lack of alternative tenure together with inelastic supply. We also anticipate continued liquidity in the remortgage market. This reflects households actively managing their budgets as they come to the end of existing deals, with an additional incentive to refinance following recent rises in interest rates. The Buy to Let market remains firm with structural support from migrant workers and the changes to the financing of higher education.

Combining the components of the UK mortgage market, our expectation is for the gross mortgage market in 2007 to show an increase from the £345bn in 2006, to over £360bn. Northern Rock remains confident of its ability to achieve its lending targets within this context.

LENDING

Our strong lending performance continued in the first quarter of 2007. During the first three months of 2007, total net lending was 34% higher than the same period last year. Going into the second quarter, Northern Rock's total lending pipeline stood at £6.7 billion; an increase of 16% over the same time last year.

Residential lending dominates Northern Rock's business. We continue to compete well in the gross mortgage market with our gross market share running above the level seen in 2006. Northern Rock's policy of genuinely offering existing mortgage customers the same products available to new customers, coupled with active promotion and focused retention resources, has contributed to the continuation of a good remortgage retention performance. Net residential lending during the first three months of the year was 42% higher than at the same point in 2006.

We continue to progress well towards delivering an enhanced homemover retention proposition, which will further enhance business growth going forward.

At 31 March 2007, Northern Rock's residential lending pipeline was £6.1 billion, 19% higher than the same time last year.

The risk profile of residential lending during the first quarter was consistent with that seen in 2006. The proportion of Together, Buy to Let and Lifetime products are at similar levels to H2 2006. Together continues to perform well.

Our project to introduce near-prime, sub-prime and self-certified loans to Lehman Brothers is launched today, 2 April. This will provide an income stream with no credit risk to Northern Rock and, importantly, open access to a wider audience of mortgage intermediaries.

Total unsecured lending continues to represent a small proportion of Northern Rock's overall loan book, at around 8% of lending assets, with 40% of this linked to a mortgage. We continue to target quality rather than volume in both our personal unsecured and commercial secured lending.

Northern Rock's lending performance during the first quarter of 2007, and the pipeline of business for the second quarter, is consistent with the Company achieving asset growth in the top half of the strategic range.

CREDIT QUALITY

Credit quality at Northern Rock remains tightly monitored and controlled. Our strong underwriting criteria, the high proportion of borrowers with a proven payment track record and the targeting of low risk sectors ensure credit quality remains robust.

All of our loan books are essentially unchanged in their arrears profile since the end of 2006. Our residential arrears (3 months plus) remain below half the industry average published by the Council of Mortgage Lenders, which at December 2006 was 0.89%.

We continue to see no deterioration in our forward looking behavioural credit scores, which gives advance warning of early arrears.

FUNDING

Despite recent world equity market volatility, funding volumes across our diversified funding platform remained strong and encouraging in the first quarter of 2007.

We continue to develop our retail funding arm, building on last year's performance, and are attracting further strong net inflows of retail savings. Our Danish operation was launched successfully in February and further broadens

our retail savings franchise.

January saw the first of Northern Rock's Granite residential securitisation issues for 2007. As with previous transactions, the issue was heavily oversubscribed leading to the deal being upsized to £6.1 billion. This issue was achieved at an all in cost of Libor +17bps, comparable with deals in 2006, reflecting the strength and liquidity of this market and the appetite for Granite paper.

The first quarter of 2007 also saw further issuance under Northern Rock's €20 billion Covered Bond Programme as we further develop this funding stream. This included a €1.75 billion public issue and a £250 million private placement, both of which enhance investor diversification while providing longer dated funding. We expect to raise further funds through the Covered Bond Programme in 2007, potentially including a US Dollar denominated issue.

With regard to traditional wholesale funding, we raised $2.0 billion in early January under Northern Rock's US Medium Term Note Programme. Additionally a further €1 billion was raised from a 5 year Euro senior transaction, placed mostly with European investors in early March under Northern Rock's Euro Medium Term Note Programme which was heavily oversubscribed.

In summary, we continue to successfully raise funds globally from a diverse variety of sources.

COSTS

Costs at Northern Rock continue to be tightly controlled. As we noted at the 2006 Preliminary Results, we expect cost growth to be around the bottom of our strategic range of 1/2 to 2/3 of asset growth in 2007, thus improving the cost: asset ratio. With cost growth anticipated to be below income growth in 2007, we also expect to see the underlying cost:income ratio continue to improve.

CAPITAL

We continue to work towards final approval of our application to adopt the Retail Internal Ratings Based approach to capital under Basle II, which we aim to conclude in Q2 07. Given the low risk nature of our lending assets, we continue to expect to be a major beneficiary of Basle II. It remains our preference to repatriate initial and future excess capital from this exercise through increasing dividends.

In the light of Basle II capital requirements, the capital efficiency of holding different assets on the balance sheet is changing. As a result of this, Northern Rock is exploring options with regard to the sale of its commercial secured loan book. Further guidance on the implications of the implementation of Basle II, balance sheet management and capital releases will be given at the time of the Interim Results.

Asset disposals, such as the sale of our commercial secured loan book, will naturally distort capital needs. Surplus capital arising from any such one-off disposals will be repatriated through share buy-backs and would be expected to be EPS enhancing.

INCOME & PROFITS

As asset growth gently slows towards the middle of our strategic target of 20% (+/- 5%) over the next 2-3 years, we expect to see underlying attributable profit growth move towards and then above the mid-point of its target range of 20% (+/- 5%). This reflects the gradual unwinding of the initial income deferral caused by IFRS and also the fact that we have repriced our retail backbooks. With other income expected to grow in line with the type of lending with which it is associated, this should result in strong underlying income growth in 2007.

In 2007, we will see further movements within the Income Statement with the first preference share dividend being paid and accounted for in the second half of the year. This will show below the line "attributable profits to all shareholders". No further preference share capital issues are planned.

The consensus forecast range of post-tax underlying attributable profit (before the deduction of the preference share dividend) from 19 analysts for 2007 is £411m-£457m, with a mid-point of £434m, which would represent growth of 18% on 2006.

There was an unexpected Bank Base Rate rise in January and a resultant Base Rate - Libor gap, which remains noticeably higher than seen in 2006. Despite this, we are comfortable with the consensus mid-point. This is before the impact of any asset sales or capital repatriation.

COMMENT

Adam J Applegarth, Chief Executive, commented:

"We have started 2007 strongly, with lending performance well ahead of the comparable period last year and a strong pipeline of business set to deliver asset growth in the top half of our strategic range.

We are on track to deliver our Basle II programme in the first half of 2007 and this will enhance Northern Rock's strategic and competitive position in the markets in which we operate. This will, of course, change our balance sheet and capital management going forwards. It is our intention that excess capital will be repatriated through increasing dividends for on-going changes and through share buy-backs for one-off transactions.

Northern Rock's business model continues to produce levels of growth consistent with delivering against all of our strategic targets in 2007."

Further, more detailed, information on Northern Rock's 2007 trading performance will be produced at the Interim Results announcement on Wednesday, 25 July 2007.

City Contacts

Dave Jones
Group Finance Director
0191 279 4366

Richard Moorin
Investor Relations
0191 279 4093

Simon Hall
Investor Relations
0191 279 6090

Press Contacts

Brian Giles
Communications Director
0191 279 4676

John Watson
Corporate Communications
0191 279 5295

Ron Stout
Corporate Communications
0191 279 4921

James Murgatroyd
Finsbury Limited
020 7251 3801

Important Notice

This announcement should be read in conjunction with our announcement and the Annual Report and Accounts for the full year ended December 2006, copies of which are available from Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL or on our website at www.northernrock.co.uk

This document contains certain forward-looking statements with respect to certain of the plans of Northern Rock, its current goals and expectations

relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risks such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors.

END

Close

Regulatory Announcement

Go to market news section

Company	Northern Rock PLC
TIDM	NRK
Headline	Annual Information Update
Released	12:03 03-Apr-07
Number	3190U

northern rock

RNS Number:3190U
Northern Rock PLC
03 April 2007

NORTHERN ROCK PLC

ANNUAL INFORMATION UPDATE

In accordance with Prospectus Rule 5.2 and following publication of the Annual Report and Accounts for the year ended 31 December 2006, Northern Rock plc (the 'Company') announces that the following information has been published or made available to the public over the 12 months prior to 2 April 2007 in compliance with its obligations under community and national laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

STOCK EXCHANGE ANNOUNCEMENTS

The following UK regulatory announcements have been made via a Regulation Information Service.

Date	Company	Headline
02 April 2007	Northern Rock plc	Director/PDMR Shareholding
02 April 2007	Northern Rock plc	Trading Statement
30 March 2007	Northern Rock plc	Director/PDMR Shareholding
30 March 2007	Northern Rock plc	FRN Variable Rate Fix
27 March 2007	Northern Rock plc	Publication of Final Terms
27 March 2007	Northern Rock plc	FRN Variable Rate Fix
26 March 2007	Northern Rock plc	Director/PDMR Shareholding
23 March 2007	Northern Rock plc	Publication of Final Terms
23 March 2007	Northern Rock plc	Notice of Trading Statement
16 March 2007	Northern Rock plc	Supplementary of Prospectus
16 March 2007	Northern Rock plc	Director/PDMR Shareholding
16 March 2007	Northern Rock plc	Holding(s) in Company
16 March 2007	Northern Rock plc	Annual Report and Accounts
15 March 2007	Northern Rock plc	Notice of AGM
14 March 2007	Northern Rock plc	FRN Variable Rate Fix
14 March 2007	Northern Rock plc	FRN Variable Rate Fix
14 March 2007	Northern Rock plc	FRN Variable Rate Fix
14 March 2007	Northern Rock plc	FRN Variable Rate Fix
14 March 2007	Northern Rock plc	FRN Variable Rate Fix
14 March 2007	Northern Rock plc	FRN Variable Rate Fix
13 March 2007	Northern Rock plc	Publication of Final Terms
09 March 2007	Northern Rock plc	FRN Variable Rate Fix
09 March 2007	Northern Rock plc	Director/PDMR Shareholding
09 March 2007	Northern Rock plc	Director/PDMR Shareholding
09 March 2007	Northern Rock plc	FRN Variable Rate Fix
09 March 2007	Northern Rock plc	FRN Variable Rate Fix
09 March 2007	Northern Rock plc	FRN Variable Rate Fix
09 March 2007	Northern Rock plc	FRN Variable Rate Fix
08 March 2007	Northern Rock plc	FRN Variable Rate Fix

08 March 2007	Northern Rock plc	FRN Variable Rate Fix
07 March 2007	Northern Rock plc	FRN Variable Rate Fix
05 March 2007	Northern Rock plc	Director/PDMR Shareholding
05 March 2007	Northern Rock plc	FRN Variable Rate Fix
05 March 2007	Northern Rock plc	FRN Variable Rate Fix
05 March 2007	Northern Rock plc	FRN Variable Rate Fix
05 March 2007	Northern Rock plc	FRN Variable Rate Fix
05 March 2007	Northern Rock plc	FRN Variable Rate Fix
27 February 2007	Northern Rock plc	FRN Variable Rate Fix
27 February 2007	Northern Rock plc	FRN Variable Rate Fix
27 February 2007	Northern Rock plc	FRN Variable Rate Fix
27 February 2007	Northern Rock plc	FRN Variable Rate Fix
27 February 2007	Northern Rock plc	FRN Variable Rate Fix
27 February 2007	Northern Rock plc	FRN Variable Rate Fix
26 February 2007	Northern Rock plc	FRN Variable Rate Fix
26 February 2007	Northern Rock plc	FRN Variable Rate Fix
23 February 2007	Northern Rock plc	FRN Variable Rate Fix
23 February 2007	Northern Rock plc	FRN Variable Rate Fix
23 February 2007	Northern Rock plc	FRN Variable Rate Fix
23 February 2007	Northern Rock plc	FRN Variable Rate Fix
23 February 2007	Northern Rock plc	Director/PDMR Shareholding
23 February 2007	Northern Rock plc	Director/PDMR Shareholding
23 February 2007	Northern Rock plc	FRN Variable Rate Fix
23 February 2007	Northern Rock plc	FRN Variable Rate Fix
20 February 2007	Northern Rock plc	FRN Variable Rate Fix
20 February 2007	Northern Rock plc	Director/PDMR Shareholding
20 February 2007	Northern Rock plc	FRN Variable Rate Fix
19 February 2007	Northern Rock plc	FRN Variable Rate Fix
19 February 2007	Northern Rock plc	FRN Variable Rate Fix
19 February 2007	Northern Rock plc	FRN Variable Rate Fix
19 February 2007	Northern Rock plc	FRN Variable Rate Fix
19 February 2007	Northern Rock plc	FRN Variable Rate Fix
16 February 2007	Northern Rock plc	Director/PDMR Shareholding
16 February 2007	Northern Rock plc	Director/PDMR Shareholding
16 February 2007	Northern Rock plc	FRN Variable Rate Fix
16 February 2007	Northern Rock plc	FRN Variable Rate Fix
15 February 2007	Northern Rock plc	FRN Variable Rate Fix
15 February 2007	Northern Rock plc	FRN Variable Rate Fix
15 February 2007	Northern Rock plc	FRN Variable Rate Fix
13 February 2007	Northern Rock plc	Publication of Final Terms
13 February 2007	Northern Rock plc	FRN Variable Rate Fix
13 February 2007	Northern Rock plc	FRN Variable Rate Fix
13 February 2007	Northern Rock plc	FRN Variable Rate Fix
13 February 2007	Northern Rock plc	FRN Variable Rate Fix
12 February 2007	Northern Rock plc	Holding(s) in Company
09 February 2007	Northern Rock plc	FRN Variable Rate Fix
09 February 2007	Northern Rock plc	Director/PDMR Shareholding
08 February 2007	Northern Rock plc	FRN Variable Rate Fix
07 February 2007	Northern Rock plc	FRN Variable Rate Fix
07 February 2007	Northern Rock plc	FRN Variable Rate Fix
07 February 2007	Northern Rock plc	FRN Variable Rate Fix
07 February 2007	Northern Rock plc	FRN Variable Rate Fix
07 February 2007	Northern Rock plc	FRN Variable Rate Fix
07 February 2007	Northern Rock plc	FRN Variable Rate Fix
07 February 2007	Northern Rock plc	Holding(s) in Company
07 February 2007	Northern Rock plc	Holding(s) in Company
06 February 2007	Northern Rock plc	FRN Variable Rate Fix
06 February 2007	Northern Rock plc	Holding(s) in Company
05 February 2007	Northern Rock plc	Holding(s) in Company
02 February 2007	Northern Rock plc	Publication of Prospectus
02 February 2007	Northern Rock plc	Publication of Prospectus
02 February 2007	Northern Rock plc	Director/PDMR Shareholding
02 February 2007	Northern Rock plc	FRN Variable Rate Fix
01 February 2007	Northern Rock plc	FRN Variable Rate Fix

01 February 2007	Northern Rock plc	FRN Variable Rate Fix
01 February 2007	Northern Rock plc	FRN Variable Rate Fix
01 February 2007	Northern Rock plc	Directorate Change
30 January 2007	Northern Rock plc	FRN Variable Rate Fix
30 January 2007	Northern Rock plc	FRN Variable Rate Fix
30 January 2007	Northern Rock plc	FRN Variable Rate Fix
30 January 2007	Northern Rock plc	FRN Variable Rate Fix
30 January 2007	Northern Rock plc	FRN Variable Rate Fix
29 January 2007	Northern Rock plc	FRN Variable Rate Fix
29 January 2007	Northern Rock plc	FRN Variable Rate Fix
29 January 2007	Northern Rock plc	Director/PDMR Shareholding
29 January 2007	Northern Rock plc	Director/PDMR Shareholding
29 January 2007	Northern Rock plc	FRN Variable Rate Fix
26 January 2007	Northern Rock plc	Director/PDMR Shareholding
26 January 2007	Northern Rock plc	Director/PDMR Shareholding
26 January 2007	Northern Rock plc	Publication of Final Terms
26 January 2007	Northern Rock plc	Director/PDMR Shareholding
26 January 2007	Northern Rock plc	Holding(s) in Company
26 January 2007	Northern Rock plc	FRN Variable Rate Fix
26 January 2007	Northern Rock plc	FRN Variable Rate Fix
26 January 2007	Northern Rock plc	FRN Variable Rate Fix
25 January 2007	Northern Rock plc	Publication of Final Terms
25 January 2007	Northern Rock plc	FRN Variable Rate Fix
24 January 2007	Northern Rock plc	Preliminary Results
23 January 2007	Northern Rock plc	Holding(s) in Company
23 January 2007	Northern Rock plc	Holding(s) in Company
23 January 2007	Northern Rock plc	FRN Variable Rate Fix
23 January 2007	Northern Rock plc	FRN Variable Rate Fix
23 January 2007	Northern Rock plc	FRN Variable Rate Fix
22 January 2007	Northern Rock plc	FRN Variable Rate Fix
19 January 2007	Northern Rock plc	Director/PDMR Shareholding
17 January 2007	Northern Rock plc	FRN Variable Rate Fix
17 January 2007	Northern Rock plc	FRN Variable Rate Fix
15 January 2007	Northern Rock plc	FRN Variable Rate Fix
15 January 2007	Northern Rock plc	Holding(s) in Company
15 January 2007	Northern Rock plc	FRN Variable Rate Fix
12 January 2007	Northern Rock plc	Director/PDMR Shareholding
12 January 2007	Northern Rock plc	Publication of Final Terms
12 January 2007	Northern Rock plc	FRN Variable Rate Fix
12 January 2007	Northern Rock plc	FRN Variable Rate Fix
12 January 2007	Northern Rock plc	FRN Variable Rate Fix
12 January 2007	Northern Rock plc	FRN Variable Rate Fix
12 January 2007	Northern Rock plc	FRN Variable Rate Fix
11 January 2007	Northern Rock plc	FRN Variable Rate Fix
10 January 2007	Northern Rock plc	FRN Variable Rate Fix
10 January 2007	Northern Rock plc	FRN Variable Rate Fix
10 January 2007	Northern Rock plc	FRN Variable Rate Fix
10 January 2007	Northern Rock plc	FRN Variable Rate Fix
10 January 2007	Northern Rock plc	FRN Variable Rate Fix
10 January 2007	Northern Rock plc	FRN Variable Rate Fix
10 January 2007	Northern Rock plc	FRN Variable Rate Fix
10 January 2007	Northern Rock plc	FRN Variable Rate Fix
09 January 2007	Northern Rock plc	FRN Variable Rate Fix
09 January 2007	Northern Rock plc	FRN Variable Rate Fix
09 January 2007	Northern Rock plc	FRN Variable Rate Fix
08 January 2007	Northern Rock plc	FRN Variable Rate Fix
08 January 2007	Northern Rock plc	FRN Variable Rate Fix
05 January 2007	Northern Rock plc	Director/PDMR Shareholding
05 January 2007	Northern Rock plc	FRN Variable Rate Fix
05 January 2007	Northern Rock plc	FRN Variable Rate Fix
03 January 2007	Northern Rock plc	Director/PDMR Shareholding
02 January 2007	Northern Rock plc	FRN Variable Rate Fix
02 January 2007	Northern Rock plc	FRN Variable Rate Fix
02 January 2007	Northern Rock plc	FRN Variable Rate Fix

27 December 2006	Northern Rock plc	Director/PDMR Shareholding
21 December 2006	Northern Rock plc	Total Voting Rights
21 December 2006	Northern Rock plc	Director/PDMR Shareholding
20 December 2006	Northern Rock plc	Joint Broker
20 December 2006	Northern Rock plc	Director/PDMR Shareholding
19 December 2006	Northern Rock plc	FRN Variable Rate Fix
19 December 2006	Northern Rock plc	FRN Variable Rate Fix
19 December 2006	Northern Rock plc	FRN Variable Rate Fix
19 December 2006	Northern Rock plc	FRN Variable Rate Fix
18 December 2006	Northern Rock plc	Director/PDMR Shareholding
15 December 2006	Northern Rock plc	FRN Variable Rate Fix
14 December 2006	Northern Rock plc	FRN Variable Rate Fix
14 December 2006	Northern Rock plc	Director/PDMR Shareholding
13 December 2006	Northern Rock plc	FRN Variable Rate Fix
13 December 2006	Northern Rock plc	FRN Variable Rate Fix
13 December 2006	Northern Rock plc	FRN Variable Rate Fix
13 December 2006	Northern Rock plc	FRN Variable Rate Fix
12 December 2006	Northern Rock plc	Director/PDMR Shareholding
11 December 2006	Northern Rock plc	Director/PDMR Shareholding
08 December 2006	Northern Rock plc	FRN Variable Rate Fix
07 December 2006	Northern Rock plc	Director/PDMR Shareholding
07 December 2006	Northern Rock plc	Director/PDMR Shareholding
07 December 2006	Northern Rock plc	FRN Variable Rate Fix
07 December 2006	Northern Rock plc	FRN Variable Rate Fix
07 December 2006	Northern Rock plc	FRN Variable Rate Fix
06 December 2006	Northern Rock plc	Director/PDMR Shareholding
05 December 2006	Northern Rock plc	Director/PDMR Shareholding
05 December 2006	Northern Rock plc	Director/PDMR Shareholding
04 December 2006	Northern Rock plc	FRN Variable Rate Fix
01 December 2006	Northern Rock plc	Director/PDMR Shareholding
01 December 2006	Northern Rock plc	FRN Variable Rate Fix
30 November 2006	Northern Rock plc	FRN Variable Rate Fix
30 November 2006	Northern Rock plc	FRN Variable Rate Fix
30 November 2006	Northern Rock plc	FRN Variable Rate Fix
30 November 2006	Northern Rock plc	FRN Variable Rate Fix
30 November 2006	Northern Rock plc	FRN Variable Rate Fix
30 November 2006	Northern Rock plc	FRN Variable Rate Fix
30 November 2006	Northern Rock plc	Director/PDMR Shareholding
30 November 2006	Northern Rock plc	Director/PDMR Shareholding
29 November 2006	Northern Rock plc	Holding(s) in Company
29 November 2006	Northern Rock plc	Director/PDMR Shareholding
28 November 2006	Northern Rock plc	Director/PDMR Shareholding
27 November 2006	Northern Rock plc	FRN Variable Rate Fix
27 November 2006	Northern Rock plc	FRN Variable Rate Fix
27 November 2006	Northern Rock plc	FRN Variable Rate Fix
24 November 2006	Northern Rock plc	FRN Variable Rate Fix
24 November 2006	Northern Rock plc	Director/PDMR Shareholding
24 November 2006	Northern Rock plc	Director/PDMR Shareholding
23 November 2006	Northern Rock plc	FRN Variable Rate Fix
23 November 2006	Northern Rock plc	FRN Variable Rate Fix
23 November 2006	Northern Rock plc	FRN Variable Rate Fix
23 November 2006	Northern Rock plc	FRN Variable Rate Fix
23 November 2006	Northern Rock plc	FRN Variable Rate Fix
23 November 2006	Northern Rock plc	FRN Variable Rate Fix
23 November 2006	Northern Rock plc	FRN Variable Rate Fix
23 November 2006	Northern Rock plc	FRN Variable Rate Fix
23 November 2006	Northern Rock plc	FRN Variable Rate Fix
23 November 2006	Northern Rock plc	FRN Variable Rate Fix
23 November 2006	Northern Rock plc	FRN Variable Rate Fix
22 November 2006	Northern Rock plc	FRN Variable Rate Fix
22 November 2006	Northern Rock plc	FRN Variable Rate Fix
20 November 2006	Northern Rock plc	FRN Variable Rate Fix
17 November 2006	Northern Rock plc	FRN Variable Rate Fix
17 November 2006	Northern Rock plc	FRN Variable Rate Fix

17 November 2006	Northern Rock plc	Director/PDMR Shareholding
17 November 2006	Northern Rock plc	FRN Variable Rate Fix
17 November 2006	Northern Rock plc	FRN Variable Rate Fix
17 November 2006	Northern Rock plc	FRN Variable Rate Fix
16 November 2006	Northern Rock plc	Director/PDMR Shareholding
16 November 2006	Northern Rock plc	FRN Variable Rate Fix
16 November 2006	Northern Rock plc	FRN Variable Rate Fix
16 November 2006	Northern Rock plc	FRN Variable Rate Fix
16 November 2006	Northern Rock plc	FRN Variable Rate Fix
16 November 2006	Northern Rock plc	FRN Variable Rate Fix
16 November 2006	Northern Rock plc	FRN Variable Rate Fix
16 November 2006	Northern Rock plc	FRN Variable Rate Fix
15 November 2006	Northern Rock plc	Director/PDMR Shareholding
15 November 2006	Northern Rock plc	FRN Variable Rate Fix
15 November 2006	Northern Rock plc	FRN Variable Rate Fix
15 November 2006	Northern Rock plc	FRN Variable Rate Fix
14 November 2006	Northern Rock plc	Director/PDMR Shareholding
13 November 2006	Northern Rock plc	Director/PDMR Shareholding
10 November 2006	Northern Rock plc	FRN Variable Rate Fix
10 November 2006	Northern Rock plc	Director/PDMR Shareholding
10 November 2006	Northern Rock plc	Director/PDMR Shareholding
10 November 2006	Northern Rock plc	FRN Variable Rate Fix
09 November 2006	Northern Rock plc	Director/PDMR Shareholding
08 November 2006	Northern Rock plc	FRN Variable Rate Fix
08 November 2006	Northern Rock plc	FRN Variable Rate Fix
08 November 2006	Northern Rock plc	FRN Variable Rate Fix
08 November 2006	Northern Rock plc	FRN Variable Rate Fix
07 November 2006	Northern Rock plc	FRN Variable Rate Fix
06 November 2006	Northern Rock plc	FRN Variable Rate Fix
03 November 2006	Northern Rock plc	FRN Variable Rate Fix
03 November 2006	Northern Rock plc	Director/PDMR Shareholding
03 November 2006	Northern Rock plc	FRN Variable Rate Fix
03 November 2006	Northern Rock plc	FRN Variable Rate Fix
03 November 2006	Northern Rock plc	FRN Variable Rate Fix
03 November 2006	Northern Rock plc	FRN Variable Rate Fix
01 November 2006	Northern Rock plc	FRN Variable Rate Fix
31 October 2006	Northern Rock plc	FRN Variable Rate Fix
30 October 2006	Northern Rock plc	FRN Variable Rate Fix
30 October 2006	Northern Rock plc	FRN Variable Rate Fix
27 October 2006	Northern Rock plc	Director/PDMR Shareholding
26 October 2006	Northern Rock plc	FRN Variable Rate Fix
26 October 2006	Northern Rock plc	FRN Variable Rate Fix
25 October 2006	Northern Rock plc	FRN Variable Rate Fix
25 October 2006	Northern Rock plc	FRN Variable Rate Fix
25 October 2006	Northern Rock plc	FRN Variable Rate Fix
25 October 2006	Northern Rock plc	FRN Variable Rate Fix
25 October 2006	Northern Rock plc	Director/PDMR Shareholding
24 October 2006	Northern Rock plc	Director/PDMR Shareholding
23 October 2006	Northern Rock plc	FRN Variable Rate Fix
20 October 2006	Northern Rock plc	FRN Variable Rate Fix
20 October 2006	Northern Rock plc	Director/PDMR Shareholding
20 October 2006	Northern Rock plc	FRN Variable Rate Fix
20 October 2006	Northern Rock plc	FRN Variable Rate Fix
20 October 2006	Northern Rock plc	FRN Variable Rate Fix
19 October 2006	Northern Rock plc	FRN Variable Rate Fix
18 October 2006	Northern Rock plc	Publication of Prospectus
18 October 2006	Northern Rock plc	FRN Variable Rate Fix
18 October 2006	Northern Rock plc	FRN Variable Rate Fix
17 October 2006	Northern Rock plc	Publication of Prospectus
17 October 2006	Northern Rock plc	Director/PDMR Shareholding
17 October 2006	Northern Rock plc	FRN Variable Rate Fix
17 October 2006	Northern Rock plc	FRN Variable Rate Fix
17 October 2006	Northern Rock plc	FRN Variable Rate Fix
17 October 2006	Northern Rock plc	FRN Variable Rate Fix

16 October 2006	Northern Rock plc	FRN Variable Rate Fix
13 October 2006	Northern Rock plc	Director/PDMR Shareholding
12 October 2006	Northern Rock plc	FRN Variable Rate Fix
12 October 2006	Northern Rock plc	FRN Variable Rate Fix
12 October 2006	Northern Rock plc	FRN Variable Rate Fix
12 October 2006	Northern Rock plc	FRN Variable Rate Fix
12 October 2006	Northern Rock plc	FRN Variable Rate Fix
10 October 2006	Northern Rock plc	Director/PDMR Shareholding
06 October 2006	Northern Rock plc	Director/PDMR Shareholding
05 October 2006	Northern Rock plc	FRN Variable Rate Fix
05 October 2006	Northern Rock plc	FRN Variable Rate Fix
04 October 2006	Northern Rock plc	FRN Variable Rate Fix
04 October 2006	Northern Rock plc	FRN Variable Rate Fix
03 October 2006	Northern Rock plc	Publication of Prospectus
03 October 2006	Northern Rock plc	Early Redemption
03 October 2006	Northern Rock plc	FRN Variable Rate Fix
03 October 2006	Northern Rock plc	Director/PDMR Shareholding
02 October 2006	Northern Rock plc	FRN Variable Rate Fix
02 October 2006	Northern Rock plc	FRN Variable Rate Fix
02 October 2006	Northern Rock plc	Trading Statement
29 September 2006	Northern Rock plc	Director/PDMR Shareholding
28 September 2006	Northern Rock plc	Publication of Prospectus
28 September 2006	Northern Rock plc	Publication of Prospectus
28 September 2006	Northern Rock plc	Notice of Trading Statement
28 September 2006	Northern Rock plc	FRN Variable Rate Fix
27 September 2006	Northern Rock plc	FRN Variable Rate Fix
27 September 2006	Northern Rock plc	FRN Variable Rate Fix
26 September 2006	Northern Rock plc	FRN Variable Rate Fix
26 September 2006	Northern Rock plc	FRN Variable Rate Fix
26 September 2006	Northern Rock plc	FRN Variable Rate
26 September 2006	Northern Rock plc	FRN Variable Rate Fix
25 September 2006	Northern Rock plc	FRN Variable Rate Fix
25 September 2006	Northern Rock plc	FRN Variable Rate Fix
22 September 2006	Northern Rock plc	FRN Variable Rate Fix
22 September 2006	Northern Rock plc	FRN Variable Rate Fix
22 September 2006	Northern Rock plc	Director/PDMR Shareholding
21 September 2006	Northern Rock plc	FRN Variable Rate Fix
19 September 2006	Northern Rock plc	FRN Variable Rate Fix
19 September 2006	Northern Rock plc	Publication of Prospectus
19 September 2006	Northern Rock plc	FRN Variable Rate Fix
19 September 2006	Northern Rock plc	Director/PDMR Shareholding
18 September 2006	Northern Rock plc	Directorate Change
15 September 2006	Northern Rock plc	Director/PDMR Shareholding
14 September 2006	Northern Rock plc	FRN Variable Rate Fix
14 September 2006	Northern Rock plc	FRN Variable Rate Fix
14 September 2006	Northern Rock plc	FRN Variable Rate Fix
13 September 2006	Northern Rock plc	FRN Variable Rate Fix
13 September 2006	Northern Rock plc	FRN Variable Rate Fix
13 September 2006	Northern Rock plc	FRN Variable Rate Fix
12 September 2006	Northern Rock plc	Director/PDMR Shareholding
11 September 2006	Northern Rock plc	FRN Variable Rate Fix
11 September 2006	Northern Rock plc	FRN Variable Rate Fix
08 September 2006	Northern Rock plc	FRN Variable Rate Fix
08 September 2006	Northern Rock plc	Director/PDMR Shareholding
06 September 2006	Northern Rock plc	Director/PDMR Shareholding
05 September 2006	Northern Rock plc	FRN Variable Rate Fix
05 September 2006	Northern Rock plc	FRN Variable Rate Fix
05 September 2006	Northern Rock plc	FRN Variable Rate Fix
04 September 2006	Northern Rock plc	FRN Variable Rate Fix
04 September 2006	Northern Rock plc	FRN Variable Rate Fix
01 September 2006	Northern Rock plc	Director/PDMR Shareholding
31 August 2006	Northern Rock plc	FRN Variable Rate Fix
31 August 2006	Northern Rock plc	FRN Variable Rate Fix
31 August 2006	Northern Rock plc	FRN Variable Rate Fix

31 August 2006	Northern Rock plc	FRN Variable Rate Fix
29 August 2006	Northern Rock plc	Director/PDMR Shareholding
29 August 2006	Northern Rock plc	FRN Variable Rate Fix
25 August 2006	Northern Rock plc	Director/PDMR Shareholding
23 August 2006	Northern Rock plc	FRN Variable Rate Fix
22 August 2006	Northern Rock plc	FRN Variable Rate Fix
22 August 2006	Northern Rock plc	FRN Variable Rate Fix
22 August 2006	Northern Rock plc	FRN Variable Rate Fix
22 August 2006	Northern Rock plc	FRN Variable Rate Fix
22 August 2006	Northern Rock plc	FRN Variable Rate Fix
22 August 2006	Northern Rock plc	FRN Variable Rate Fix
22 August 2006	Northern Rock plc	FRN Variable Rate Fix
22 August 2006	Northern Rock plc	FRN Variable Rate Fix
22 August 2006	Northern Rock plc	FRN Variable Rate Fix
22 August 2006	Northern Rock plc	Director/PDMR Shareholding
21 August 2006	Northern Rock plc	FRN Variable Rate Fix
18 August 2006	Northern Rock plc	FRN Variable Rate Fix
18 August 2006	Northern Rock plc	FRN Variable Rate Fix
18 August 2006	Northern Rock plc	FRN Variable Rate Fix
18 August 2006	Northern Rock plc	FRN Variable Rate Fix
18 August 2006	Northern Rock plc	Full Early Redemption
18 August 2006	Northern Rock plc	Director/PDMR Shareholding
17 August 2006	Northern Rock plc	Director/PDMR Shareholding
17 August 2006	Northern Rock plc	Prospectus of Final Terms
16 August 2006	Northern Rock plc	FRN Variable Rate Fix
16 August 2006	Northern Rock plc	FRN Variable Rate Fix
16 August 2006	Northern Rock plc	FRN Variable Rate Fix
16 August 2006	Northern Rock plc	FRN Variable Rate Fix
16 August 2006	Northern Rock plc	FRN Variable Rate Fix
15 August 2006	Northern Rock plc	FRN Variable Rate Fix
15 August 2006	Northern Rock plc	Director/PDMR Shareholding
15 August 2006	Northern Rock plc	FRN Variable Rate Fix
15 August 2006	Northern Rock plc	FRN Variable Rate Fix
15 August 2006	Northern Rock plc	FRN Variable Rate Fix
15 August 2006	Northern Rock plc	FRN Variable Rate Fix
15 August 2006	Northern Rock plc	FRN Variable Rate Fix
15 August 2006	Northern Rock plc	FRN Variable Rate Fix
15 August 2006	Northern Rock plc	FRN Variable Rate Fix
15 August 2006	Northern Rock plc	FRN Variable Rate Fix
11 August 2006	Northern Rock plc	FRN Variable Rate Fix
11 August 2006	Northern Rock plc	Director/PDMR Shareholding
11 August 2006	Northern Rock plc	FRN Variable Rate Fix
11 August 2006	Northern Rock plc	FRN Variable Rate Fix
09 August 2006	Northern Rock plc	FRN Variable Rate Fix
09 August 2006	Northern Rock plc	Director/PDMR Shareholding
08 August 2006	Northern Rock plc	Holding(s) in Company
08 August 2006	Northern Rock plc	Director/PDMR Shareholding
08 August 2006	Northern Rock plc	Director/PDMR Shareholding
07 August 2006	Northern Rock plc	FRN Variable Rate Fix
07 August 2006	Northern Rock plc	FRN Variable Rate Fix
04 August 2006	Northern Rock plc	Publication of Prospectus
04 August 2006	Northern Rock plc	Director/PDMR Shareholding
04 August 2006	Northern Rock plc	FRN Variable Rate Fix
03 August 2006	Northern Rock plc	FRN Variable Rate Fix
02 August 2006	Northern Rock plc	FRN Variable Rate Fix
02 August 2006	Northern Rock plc	FRN Variable Rate Fix
02 August 2006	Northern Rock plc	FRN Variable Rate Fix
01 August 2006	Northern Rock plc	Northern Rock long-term rating raised to A+ from A; outlook stable - S&P
01 August 2006	Northern Rock plc	FRN Variable Rate Fix
01 August 2006	Northern Rock plc	FRN Variable Rate Fix
01 August 2006	Northern Rock plc	FRN Variable Rate Fix
01 August 2006	Northern Rock plc	FRN Variable Rate Fix
01 August 2006	Northern Rock plc	Holding(s) in Company

31 July 2006	Northern Rock plc	Publication of Final Terms
28 July 2006	Northern Rock plc	FRN Variable Rate Fix
28 July 2006	Northern Rock plc	Holding(s) in Company
28 July 2006	Northern Rock plc	Director/PDMR Shareholding
28 July 2006	Northern Rock plc	FRN Variable Rate Fix
28 July 2006	Northern Rock plc	FRN Variable Rate Fix
27 July 2006	Northern Rock plc	FRN Variable Rate Fix
27 July 2006	Northern Rock plc	FRN Variable Rate Fix
26 July 2006	Northern Rock plc	Interim Results
25 July 2006	Northern Rock plc	Director/PDMR Shareholding
25 July 2006	Northern Rock plc	FRN Variable Rate Fix
25 July 2006	Northern Rock plc	FRN Variable Rate Fix
25 July 2006	Northern Rock plc	FRN Variable Rate Fix
25 July 2006	Northern Rock plc	FRN Variable Rate Fix
25 July 2006	Northern Rock plc	FRN Variable Rate Fix
21 July 2006	Northern Rock plc	Director/PDMR Shareholding
21 July 2006	Northern Rock plc	FRN Variable Rate Fix
21 July 2006	Northern Rock plc	FRN Variable Rate Fix
20 July 2006	Northern Rock plc	FRN Variable Rate Fix
20 July 2006	Northern Rock plc	FRN Variable Rate Fix
20 July 2006	Northern Rock plc	FRN Variable Rate Fix
20 July 2006	Northern Rock plc	FRN Variable Rate Fix
19 July 2006	Northern Rock plc	FRN Variable Rate Fix
19 July 2006	Northern Rock plc	FRN Variable Rate Fix
19 July 2006	Northern Rock plc	Publication of Final Terms
19 July 2006	Northern Rock plc	FRN Variable Rate Fix
19 July 2006	Northern Rock plc	FRN Variable Rate Fix
19 July 2006	Northern Rock plc	FRN Variable Rate Fix
19 July 2006	Northern Rock plc	FRN Variable Rate Fix
19 July 2006	Northern Rock plc	FRN Variable Rate Fix
19 July 2006	Northern Rock plc	FRN Variable Rate Fix
19 July 2006	Northern Rock plc	FRN Variable Rate Fix
14 July 2006	Northern Rock plc	Director/PDMR Shareholding
12 July 2006	Northern Rock plc	FRN Variable Rate Fix
11 July 2006	Northern Rock plc	FRN Variable Rate Fix
11 July 2006	Northern Rock plc	FRN Variable Rate Fix
11 July 2006	Northern Rock plc	Director/PDMR Shareholding
07 July 2006	Northern Rock plc	Director/PDMR Shareholding
07 July 2006	Northern Rock plc	FRN Variable Rate Fix
07 July 2006	Northern Rock plc	FRN Variable Rate Fix
06 July 2006	Northern Rock plc	FRN Variable Rate Fix
05 July 2006	Northern Rock plc	FRN Variable Rate Fix
05 July 2006	Northern Rock plc	FRN Variable Rate Fix
05 July 2006	Northern Rock plc	FRN Variable Rate Fix
05 July 2006	Northern Rock plc	FRN Variable Rate Fix
04 July 2006	Northern Rock plc	FRN Variable Rate Fix
04 July 2006	Northern Rock plc	Director/PDMR Shareholding
04 July 2006	Northern Rock plc	FRN Variable Rate Fix
03 July 2006	Northern Rock plc	FRN Variable Rate Fix
03 July 2006	Northern Rock plc	FRN Variable Rate Fix
03 July 2006	Northern Rock plc	FRN Variable Rate Fix
03 July 2006	Northern Rock plc	FRN Variable Rate Fix
29 June 2006	Northern Rock plc	Publication of Prospectus
29 June 2006	Northern Rock plc	Holding(s) in Company
29 June 2006	Northern Rock plc	Issue of Debt
28 June 2006	Northern Rock plc	Holding(s) in Company
27 June 2006	Northern Rock plc	Director/PDMR Shareholding
27 June 2006	Northern Rock plc	FRN Variable Rate Fix
26 June 2006	Northern Rock plc	Holding(s) in Company
23 June 2006	Northern Rock plc	FRN Variable Rate Fix
23 June 2006	Northern Rock plc	FRN Variable Rate Fix
23 June 2006	Northern Rock plc	Director/PDMR Shareholding
22 June 2006	Northern Rock plc	FRN Variable Rate Fix
22 June 2006	Northern Rock plc	FRN Variable Rate Fix

22 June 2006	Northern Rock plc	Holding(s) in Company
22 June 2006	Northern Rock plc	FRN Variable Rate Fix
22 June 2006	Northern Rock plc	Publication of Prospectus
22 June 2006	Northern Rock plc	FRN Variable Rate Fix
22 June 2006	Northern Rock plc	FRN Variable Rate Fix
22 June 2006	Northern Rock plc	FRN Variable Rate Fix
20 June 2006	Northern Rock plc	Director/PDMR Shareholding
20 June 2006	Northern Rock plc	Publication of Prospectus
16 June 2006	Northern Rock plc	FRN Variable Rate Fix
16 June 2006	Northern Rock plc	Director/PDMR Shareholding
16 June 2006	Northern Rock plc	FRN Variable Rate Fix
16 June 2006	Northern Rock plc	FRN Variable Rate Fix
16 June 2006	Northern Rock plc	FRN Variable Rate Fix
16 June 2006	Northern Rock plc	FRN Variable Rate Fix
15 June 2006	Northern Rock plc	FRN Variable Rate Fix
13 June 2006	Northern Rock plc	Director/PDMR Shareholding
12 June 2006	Northern Rock plc	Issue of Debt
12 June 2006	Northern Rock plc	FRN Variable Rate Fix
09 June 2006	Northern Rock plc	Holding(s) in Company
09 June 2006	Northern Rock plc	Director/PDMR Shareholding
09 June 2006	Northern Rock plc	FRN Variable Rate Fix
09 June 2006	Northern Rock plc	FRN Variable Rate Fix
09 June 2006	Northern Rock plc	FRN Variable Rate Fix
09 June 2006	Northern Rock plc	FRN Variable Rate Fix
08 June 2006	Northern Rock plc	FRN Variable Rate Fix
07 June 2006	Northern Rock plc	FRN Variable Rate Fix
07 June 2006	Northern Rock plc	FRN Variable Rate Fix
07 June 2006	Northern Rock plc	FRN Variable Rate Fix
06 June 2006	Northern Rock plc	Director/PDMR Shareholding
05 June 2006	Northern Rock plc	FRN Variable Rate Fix
02 June 2006	Northern Rock plc	Director/PDMR Shareholding
01 June 2006	Northern Rock plc	FRN Variable Rate Fix
01 June 2006	Northern Rock plc	FRN Variable Rate Fix
01 June 2006	Northern Rock plc	FRN Variable Rate Fix
01 June 2006	Northern Rock plc	FRN Variable Rate Fix
31 May 2006	Northern Rock plc	FRN Variable Rate Fix
30 May 2006	Northern Rock plc	Director/PDMR Shareholding
26 May 2006	Northern Rock plc	FRN Variable Rate Fix
26 May 2006	Northern Rock plc	Director/PDMR Shareholding
24 May 2006	Northern Rock plc	FRN Variable Rate Fix
23 May 2006	Northern Rock plc	Director/PDMR Shareholding
22 May 2006	Northern Rock plc	FRN Variable Rate Fix
22 May 2006	Northern Rock plc	FRN Variable Rate Fix
22 May 2006	Northern Rock plc	FRN Variable Rate Fix
19 May 2006	Northern Rock plc	Director/PDMR Shareholding
19 May 2006	Northern Rock plc	FRN Variable Rate Fix
19 May 2006	Northern Rock plc	FRN Variable Rate Fix
19 May 2006	Northern Rock plc	FRN Variable Rate Fix
19 May 2006	Northern Rock plc	FRN Variable Rate Fix
19 May 2006	Northern Rock plc	Publication of Prospectus
18 May 2006	Northern Rock plc	Publication of Prospectus
17 May 2006	Northern Rock plc	FRN Variable Rate Fix
17 May 2006	Northern Rock plc	Director/PDMR Shareholding
17 May 2006	Northern Rock plc	FRN Variable Rate Fix
17 May 2006	Northern Rock plc	FRN Variable Rate Fix
17 May 2006	Northern Rock plc	FRN Variable Rate Fix
17 May 2006	Northern Rock plc	FRN Variable Rate Fix
17 May 2006	Northern Rock plc	FRN Variable Rate Fix
17 May 2006	Northern Rock plc	FRN Variable Rate Fix
17 May 2006	Northern Rock plc	FRN Variable Rate Fix
17 May 2006	Northern Rock plc	FRN Variable Rate Fix
17 May 2006	Northern Rock plc	FRN Variable Rate Fix
17 May 2006	Northern Rock plc	FRN Variable Rate Fix
17 May 2006	Northern Rock plc	FRN Variable Rate Fix

16 May 2006	Northern Rock plc	FRN Variable Rate Fix
16 May 2006	Northern Rock plc	FRN Variable Rate Fix
16 May 2006	Northern Rock plc	FRN Variable Rate Fix
16 May 2006	Northern Rock plc	FRN Variable Rate Fix
12 May 2006	Northern Rock plc	Director/PDMR Shareholding
11 May 2006	Northern Rock plc	FRN Variable Rate Fix
11 May 2006	Northern Rock plc	FRN Variable of Rate
09 May 2006	Northern Rock plc	FRN Variable Rate Fix
09 May 2006	Northern Rock plc	FRN Variable Rate Fix
09 May 2006	Northern Rock plc	Director/PDMR Shareholding
09 May 2006	Northern Rock plc	FRN Variable Rate Fix
09 May 2006	Northern Rock plc	FRN Variable Rate Fix
09 May 2006	Northern Rock plc	FRN Variable Rate Fix
05 May 2006	Northern Rock plc	Director/PDMR Shareholding
05 May 2006	Northern Rock plc	FRN Variable Rate Fix
05 May 2006	Northern Rock plc	FRN Variable Rate Fix
04 May 2006	Northern Rock plc	FRN Variable Rate Fix
03 May 2006	Northern Rock plc	FRN Variable Rate Fix
03 May 2006	Northern Rock plc	FRN Variable Rate Fix
03 May 2006	Northern Rock plc	FRN Variable Rate Fix
03 May 2006	Northern Rock plc	FRN Variable Rate Fix
03 May 2006	Northern Rock plc	FRN Variable Rate Fix
02 May 2006	Northern Rock plc	Director/PDMR Shareholding
02 May 2006	Northern Rock plc	FRN Variable Rate Fix
02 May 2006	Northern Rock plc	FRN Variable Rate Fix
02 May 2006	Northern Rock plc	Publication of Prospectus
28 April 2006	Northern Rock plc	Director/PDMR Shareholding
28 April 2006	Northern Rock plc	FRN Variable Rate Fix
28 April 2006	Northern Rock plc	FRN Variable Rate Fix
27 April 2006	Northern Rock plc	FRN Variable Rate Fix
26 April 2006	Northern Rock plc	FRN Variable Rate Fix
25 April 2006	Northern Rock plc	FRN Variable Rate Fix
25 April 2006	Northern Rock plc	AGM Statement
25 April 2006	Northern Rock plc	FRN Variable Rate Fix
25 April 2006	Northern Rock plc	FRN Variable Rate Fix
21 April 2006	Northern Rock plc	FRN Variable Rate Fix
21 April 2006	Northern Rock plc	Director/PDMR Shareholding
21 April 2006	Northern Rock plc	FRN Variable Rate Fix
21 April 2006	Northern Rock plc	FRN Variable Rate Fix
21 April 2006	Northern Rock plc	FRN Variable Rate Fix
21 April 2006	Northern Rock plc	FRN Variable Rate Fix
21 April 2006	Northern Rock plc	FRN Variable Rate Fix
20 April 2006	Northern Rock plc	FRN Variable Rate Fix
20 April 2006	Northern Rock plc	FRN Variable Rate Fix
20 April 2006	Northern Rock plc	FRN Variable Rate Fix
20 April 2006	Northern Rock plc	FRN Variable Rate Fix
20 April 2006	Northern Rock plc	FRN Variable Rate Fix
20 April 2006	Northern Rock plc	Share Incentive Plan
18 April 2006	Northern Rock plc	FRN Variable Rate Fix
18 April 2006	Northern Rock plc	FRN Variable Rate Fix
13 April 2006	Northern Rock plc	Director/PDMR Shareholding
12 April 2006	Northern Rock plc	FRN Variable Rate Fix
12 April 2006	Northern Rock plc	FRN Variable Rate Fix
12 April 2006	Northern Rock plc	FRN Variable Rate Fix
11 April 2006	Northern Rock plc	FRN Variable Rate Fix
11 April 2006	Northern Rock plc	Director/PDMR Shareholding
11 April 2006	Northern Rock plc	FRN Variable Rate Fix
10 April 2006	Northern Rock plc	FRN Variable Rate Fix
07 April 2006	Northern Rock plc	Director/PDMR Shareholding
06 April 2006	Northern Rock plc	FRN Variable Rate Fix
06 April 2006	Northern Rock plc	Annual Information Update

Details of all UK regulatory announcements can be found in full and downloaded from the Market News page of the London Stock Exchange's website at

DOCUMENTS FILED AT COMPANIES HOUSE

The Company has submitted filings to Companies House as follows:

Date	Document Type	Description
20 March 2007	288c	Change of Particulars for Director or Secre
1 February 2007	288a	Appointment of Director or Secretary
1 February 2007	288b	Terminating Appointment as Director or Secr
21 December 2006	Form 128(1)	Statement of Rights Attached to Allotted Sh
21 December 2006	Form 88(2)	Return of Allotment of Shares
21 December 2006	Form 123	Notice of Increase in Nominal Capital
11 December 2006	Form 363s	Filing of Northern Rock plc Company Return
15 May 2006	Form 395	Particulars of Mortgage/Charge
8 May 2006	Form 288b	Terminating Appointment as Director or Secr
5 May 2006	RES09	Share Purchase Agreement 25/4/06 - Authoris Allotment of security 25/4/06 421226000 min £0.25
4 May 2006	AA	Annual Report and Accounts

Further information on these filings can be found on the Companies House website, through Companies House Direct at www.direct.companieshouse.gov.uk.

DOCUMENTS SENT TO SHAREHOLDERS

The following documents were published and sent to shareholders:

Date	Document
15 March 2007	Annual Report and Accounts
15 March 2007	Summary Annual Report
15 March 2007	Notice of Annual General Meeting and Subsequent Separate Gen Meeting of the Holders of Ordinary Shares

Further information in respect of these documents can be found on the investor relations section of the Company's website at www.northernrock.co.uk.

EURO MEDIUM TERM NOTE PROGRAMME

The Prospectus dated 19 June 2006 relating to the Company's U.S.$15,000,000,000 Euro Medium Term Note Programme, as supplemented by Supplementary Prospectuses dated 3 August 2006 and 2 February 2007 (together, the "EMTN Prospectus") was approved by the UK Listing Authority and is now available for viewing on the website of the London Stock Exchange on www.londonstockexchange.com.

The following is a list of Medium Term Notes issued under the Euro Medium Term Note Programme which have been admitted to trading on the London Stock Exchange. The details can be viewed on the London Stock Exchange's website or investors may request a copy of the Final Terms from either the Company Secretary of Northern Rock plc (Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL) or the specified office in London of the Agent, Citibank N.A.

ISIN Code	Nominal Amount	Issue Date	Maturity Date
XS0249195958	JPY9,600,000,000	03/04/06	03/04/08
XS0252657423	€25,000,000	28/04/06	28/04/09
XS0254766032	£2,200,000	16/05/06	10/05/12
XS0254697807	€100,000,000	17/05/06	17/05/13
XS0258449981	€25,000,000	22/06/06	22/06/09
XS0261803927	£1,750,000	18/07/06	12/07/12
XS0261805385	£4,500,000	18/07/06	12/07/12
XS0264903757	£50,000,000	18/08/06	18/08/09

XS0268543773	£2,050,000	19/09/06	19/09/12
XS0268349452	£50,000,000	28/09/06	28/09/08
XS0269080197	NOK65,000,000	28/09/06	28/09/11
XS0269791298	CAD500,000,000	02/10/06	02/10/08
XS0281751593	€100,000,000	12/01/07	12/01/09
XS0283156866	£6,000,000	25/01/07	25/01/12
XS0285364450	JPY500,000,000	02/02/07	02/07/10
XS0286686430	JPY5,800,000,000	13/02/07	16/02/09
XS0290984920	€1,000,000,000	13/03/07	13/01/12
XS0292837290	€50,000,000	26/03/07	26/03/09

COVERED BOND PROGRAMME

The Prospectus dated 27 September 2006 relating to the Company's €20,000,000,000 Global Covered Bond Programme, as supplemented by Supplementary Prospectuses dated 2 February 2007 and 16 March 2007 (together, the "Covered Bond Prospectus") was approved by the UK Listing Authority and is now available for viewing on the website of the London Stock Exchange on www.londonstockexchange.com.

The following is a list of Covered Bonds issued under the Covered Bond Programme which have been admitted to trading on the London Stock Exchange. The details can be viewed on the London Stock Exchange's website or investors may request a copy of the Final Terms from either the Company Secretary of Northern Rock plc (Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL) or the specified office in London of the Agent, Citibank N.A.

ISIN Code	Nominal Amount	Issue Date	Maturity Date
XS0271352691	€2,000,000,000	18/10/06	18/10/11
XS0283621372	£250,000,000	26/01/07	26/01/12
XS0293187273	€1,750,000,000	27/03/07	27/03/17

SENIOR/SUBORDINATED MEDIUM TERM NOTE PROGRAMME

The Offering Circular dated 18 July 2006 relating to the Company's U.S.$20,000,000,000 Senior/Subordinated Medium Term Note Programme (the "Programme") was filed with the Luxembourg Stock Exchange and published on 19 July 2006. A copy of the Offering Circular may be obtained by contacting the Company Secretary of Northern Rock plc (Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL). Details of regulatory filings submitted to the Luxembourg Stock Exchange in connection with the Programme can be viewed on the website of the Luxembourg Stock Exchange on www.bourse.lu.

This annual information update statement is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained herein (except as expressly be set out therein). The information referred to above is not necessarily up-to-date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this annual information update, nor the information referred to above constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Prospectus
Released	10:10 20-Jun-07
Number	6821Y

RNS Number:6821Y
Northern Rock PLC
20 June 2007

northern rock plc

20 June 2007

Northern Rock plc - Publication of Prospectus

The following Prospectus has been approved by the UK Listing Authority and is available for viewing on the website of the London Stock Exchange plc:

Prospectus dated 19 June 2007 relating to the U.S.$25,000,000,000 Euro Medium Term Note Programme of Northern Rock plc

To view the full document, along with each document incorporated by reference, please paste the following URLs into the address bar of your browser.

Prospectus

www.rns-pdf.londonstockexchange.com/rns/6821y_1-2007-6-20.pdf ENCLOSED

Annual Report and Accounts 2005

www.rns-pdf.londonstockexchange.com/rns/6821y_2-2007-6-20.pdf PREVIOUSLY PROVIDED

Annual Report and Accounts 2006

www.rns-pdf.londonstockexchange.com/rns/6821y_3-2007-6-20.pdf PREVIOUSLY PROVIDED

The full documents are also available for viewing at the Document Viewing Facility of the UK Listing Authority.

This Prospectus is not provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

For further information, please contact:

Antony Swalwell, Northern Rock plc
Operational Director - Capital Markets
Tel: +44 (0)191 279 4553

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, the Prospectus on this website does not constitute an offer of securities for sale in the United States. The securities described herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

82-35026

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Prospectus
Released	16:13 22-Jun-07
Number	8963Y

RNS Number:8963Y
Northern Rock PLC
22 June 2007

Northern Rock plc - Publication of Prospectus

The following Prospectus has been approved by the UK Listing Authority and is available for viewing on the website of the London Stock Exchange plc:

Prospectus dated 7 June 2007 relating to the €30,000,000,000 Global Covered Bond Programme of Northern Rock plc.

To view the full document, along with each document incorporated by reference, please paste the following URLs into the address bar of your browser.

Prospectus

www.rns-pdf.londonstockexchange.com/rns/8963y_-2007-6-22.pdf ENCLOSED

Annual Report and Accounts 2005

www.rns-pdf.londonstockexchange.com/rns/8963y_.2pdf-2007-6-22.pdf PREVIOUSLY PROVIDED

Annual Report and Accounts 2006

www.rns-pdf.londonstockexchange.com/rns/8963y_.3pdf-2007-6-22.pdf PREVIOUSLY PROVIDED

The full documents are also available for viewing at the Document Viewing Facility of the UK Listing Authority. This Prospectus is not provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

For further information, please contact:

Antony Swalwell, Northern Rock plc
Operational Director, Capital Markets
Tel: +44 (0)191 279 4553

Lesley-Anne Rawcliffe, Northern Rock plc
Assistant Director, Capital Markets
Tel: +44(0) 191 279 4077

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, you must ascertain from the Prospectus whether or not you are

part of the intended addressees of the information contained therein.

In particular, the Prospectus on this website does not constitutes an offer of securities for sale in the United States. The Covered Bonds have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America unless such securities are registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Your right to access this service is conditional upon complying with the above requirement

END

Close

Company	Northern Rock PLC
TIDM	NRK
Headline	Tender Offer
Released	11:04 28-Jun-07
Number	2068Z

northern rock

RNS Number:2068Z
Northern Rock PLC
28 June 2007

Northern Rock plc

Released: 28 June 2007

Not for distribution to any U.S. person or Italian person or Jersey person or to any person or address in the United States or the Republic of Italy or Jersey (see "Offer Restrictions" below).

28 June 2007

NORTHERN ROCK PLC ANNOUNCES ITS INVITATION TO NOTEHOLDERS TO SELL FOR CASH THE £486,000,000 CLASS A MORTGAGE BACKED FLOATING RATE NOTES DUE 2037 (XS0223059568), £27,000,000 CLASS B MORTGAGE BACKED FLOATING RATE NOTES DUE 2037 (XS0223060228), £27,000,000 CLASS C MORTGAGE BACKED FLOATING RATE NOTES DUE 2037 (XS0223061036), £36,000,000 CLASS D MORTGAGE BACKED FLOATING RATE NOTES DUE 2037 (XS0223061895) AND £24,000,000 CLASS E MORTGAGE BACKED FLOATING RATE NOTES DUE 2037 (XS0223422071) ISSUED BY DOLERITE FUNDING NO.2 PLC

Northern Rock plc ("Northern Rock") has announced today its invitation to Noteholders contained in the invitation memorandum dated today (the "Invitation Memorandum") (subject to the offer restrictions referred to in "Offer Restrictions" below) to sell to Northern Rock for cash any and all of the outstanding £486,000,000 Class A Mortgage Backed Floating Rate Notes due 2037 (XS0223059568), £27,000,000 Class B Mortgage Backed Floating Rate Notes due 2037 (XS0223060228), £27,000,000 Class C Mortgage Backed Floating Rate Notes due 2037 (XS0223061036), £36,000,000 Class D Mortgage Backed Floating Rate Notes due 2037 (XS0223061895) and £24,000,000 Class E Mortgage Backed Floating Rate Notes due 2037 (XS0223422071) (together, the "Notes") issued by Dolerite Funding No. 2 PLC (the "Issuer") held by Noteholders and to consent to the Proposals (see "Proposal" below), subject to the terms and conditions of the Invitation Memorandum (the "Offers" and in respect of each Class, an "Offer").

Capitalised terms used and not otherwise defined in this announcement have the meaning given in the Invitation Memorandum.

Northern Rock will purchase the Notes on the condition that the Noteholders of each Class approve proposals to amend the terms and conditions of the Notes of each Class and the Trust Deed, to provide for the Issuer to have the option under Condition 5(D) (Optional Redemption in Full) of the Notes to redeem all of the Notes at any time, subject to the terms and conditions contained in the Invitation Memorandum. By Notice of Meetings to the Noteholders of each Class which has been given today, separate meetings of the Noteholders of each Class have been convened for 24 July 2007 to consider, and, if thought fit, pass an extraordinary resolution in respect of such Class to approve the proposals, as set out in the Notice of Meetings (the "Extraordinary Resolutions") (see "Proposals" below).

Northern Rock has disposed of a significant proportion of its commercial mortgage portfolio to Lehman Commercial Mortgage Conduit Limited ("LCMC") (pursuant to a sale agreement between Northern Rock and LCMC) and has conditionally agreed to dispose of its interest in certain commercial mortgage loans currently administered by Northern Rock for certain securitisation vehicles to LCMC, subject to Northern Rock re-acquiring the beneficial interest therein. In connection with this proposal, subject to the passing of the Extraordinary Resolutions, Northern Rock proposes to purchase from Dolerite Mortgages Trustee No.2 Limited the beneficial interest in the commercial mortgage loans owned and held by Dolerite Mortgages Trustee No.2 Limited on trust for the Issuer and Northern Rock and to on-sell certain of such loans to LCMC.

Subject to the passing of the Extraordinary Resolutions and the other terms and conditions described in the Invitation Memorandum, it is expected that the proceeds of the sale of loans by Dolerite Mortgages Trustee No.2 Limited which are distributed to the Issuer, will be used by the Issuer to redeem the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes on or about 20 August 2007.

PRICE

The price payable for Notes in respect of each Class is as follows:

Class of Notes	ISIN	Early Offer Purchase Price (as a percentage of the current Principal Amount Outstanding)
£486,000,000 Class A Mortgage Backed Floating Rate Notes due 2037	XS0223059568	100.15%
£27,000,000 Class B Mortgage Backed Floating Rate Notes due 2037	XS0223060228	100.20%
£27,000,000 Class C Mortgage Backed Floating Rate Notes due 2037	XS0223061036	100.25%
£36,000,000 Class D Mortgage Backed Floating Rate Notes due 2037	XS0223061895	100.25%
£24,000,000 Class E Mortgage Backed Floating Rate Notes due 2037	XS0223422071	101.50%

ELECTRONIC ORDER

An offer to sell can only be made by the submission of a valid Electronic Order. Attending the relevant Meetings and voting in person will not constitute or be deemed to constitute an offer to sell any Notes. Noteholders who do not offer to sell their Notes of a particular Class retain the right to vote against the passing of the Extraordinary Resolution in respect of their Notes of such Class. The submission of an Electronic Order will also instruct the Principal Paying Agent (or any other Paying Agent) to appoint the Tender and Tabulation Agent (or its nominee) as its proxy to attend such Meeting and to vote in favour of the Extraordinary Resolutions.

Each Offer will commence on 28 June 2007 and will expire at 3.00 p.m. on 19 July 2007 unless the period for the relevant Offer is extended or earlier

terminated. The Early Offer Deadline will be 3:00 p.m. London time on 6 July 2007. Northern Rock may, in its absolute discretion, re-open, extend and/or amend any Offer or waive and/or amend any provision of, and/or terminate, any purchase contract in respect of the offered Notes.

The Offers are made on the terms and subject to the conditions as further described in the Invitation Memorandum.

THE PROPOSALS

Currently, the relevant Conditions provide, inter alia, that the Issuer can redeem the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes on the Payment Date falling in May 2010 or on any Payment Date thereafter on giving not more than 60 nor less than 30 days' notice to the Trustee and to the Noteholders. The Extraordinary Resolutions to be proposed will provide, inter alia, for the amendment of Condition 5(D) (Optional Redemption in Full) of the Conditions to the effect that the Issuer may redeem all of the Notes of each Class on any Business Day which may or may not be a Payment Date on giving not less than three Business Days' notice to the Noteholders and will delete the proviso to the existing Condition 5(D).

Each Extraordinary Resolution will be put to a separate Meeting of Noteholders of the relevant Class and will be brought into effect by the execution of a Supplemental Trust Deed by the Trustee on or before the Settlement Date.

Summary of Expected Timetable of Events:

Date	Number of calendar days from the making of the Offers "I"	
28 June 2007	I	Offers made. Announce Notice of Meetings is Clearing Systems.
6 July 2007 3:00 pm London Time	I+8	Early Offer Deadline payment of Early Offe offers to sell may no
19 July 2007 3:00 pm London Time	I+21	Expiration Date of al to communicate an off Order and last date t (or any other Paying . Electronic Order)to a (or its nominee) as i vote in favour of the
24 July 2007 At the times specified in the Notice of Meetings	I+26	Date of Meetings. An Offer process. North Notes validly tendere announces the amended of the tender.
7 August 2007	I+40	Earliest date of any are adjourned, announ 9:00 am London time o
13 August 2007	I+46	Expected date for the the acceptance by Nor tendered in the Offer Resolutions.
20 August 2007	I+53	Redemption Date.

		Expected date for red Extraordinary Resolut all other Classes.
19 October 2007	I+113	Longstop Date. Date may be withdrawn.

The above times and dates and the terms of the Offers are subject, where applicable, to the right of Northern Rock, in its absolute discretion, to re-open, extend and/or amend any Offer or waive and/or amend any provision of, and/or terminate, any purchase contract in respect of the Notes.

Eligible holders of the Notes are advised to read carefully the Invitation Memorandum for full details of and information on the procedures for participating in the Offers.

The Offers are not being made in the United States, Italy or Jersey or to any U.S. person or to any person located or resident in the Republic of Italy or Jersey and is also restricted in other jurisdictions as more fully described below and in the Invitation Memorandum.

Questions or requests for information in relation to the Offers or the Electronic Orders should be directed to:

Dealer Manager:

MERRILL LYNCH INTERNATIONAL
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ
Telephone: +44 (0)20 7995 3715
Fax: +44 (0)20 7995 8582
email: john_cavanagh@ml.com
Attention: John Cavanagh

Requests for information in relation to the offering to sell procedures and the submission of an Electronic Order should be directed to:

Tender And Tabulation Agent:

THE BANK OF NEW YORK
One Canada Square
London
E14 5AL
Telephone: +44 (0)20 7964 8849
Fax: +44 (0)20 7964 2536
email:sarah.x.taylor@bankofny.com
Attention: Sarah Taylor

A copy of the Invitation Memorandum is available for inspection at the office of the Tender and Tabulation Agent.

DISCLAIMER

No offer or invitation to acquire any securities is being made pursuant to this announcement. Neither this announcement nor the Invitation Memorandum constitutes an invitation to participate in the Offers in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such invitation under applicable securities laws and offers of Notes pursuant to the Offers will not be accepted from Noteholders in any jurisdiction where such invitation is unlawful.

This announcement must be read in conjunction with the Invitation Memorandum which has been prepared by Northern Rock in relation to the Offers. This announcement and the Invitation Memorandum contain important information which should be read carefully before any decision is made with respect to the Offers. If any Noteholder is in any doubt as to the action it should take, it is recommended to seek its own financial advice, including in respect of any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to sell any Notes pursuant to the Offers. None of the Issuer, the Dealer Manager or the Tender and Tabulation Agent makes any recommendation as to whether holders of Notes should sell them to Northern Rock.

The distribution of this announcement and the Invitation Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Invitation Memorandum comes are required by each of the Issuer, the Dealer Manager and the Tender and Tabulation Agent to inform themselves about, and to observe, any such restrictions.

OFFER RESTRICTIONS

United States

This announcement and the Offers are not being made, directly or indirectly, in or into, or by use of the mails, or by any means or instrumentality (including, without limitation: facsimile transmission, telex, telephone, e-mail and other forms of electronic transmission) of interstate or foreign commerce, or of any facility of a national securities exchange of the United States, and Notes may not be offered for sale by any such use, means, instrumentality or facility from or within the United States. Accordingly, copies of this announcement and the Invitation Memorandum and any related documents are not being and must not be distributed, forwarded, mailed, transmitted or sent into or from the United States (including without limitation by any custodian, nominee, trustee or agent) and persons receiving this announcement or the Invitation Memorandum must not distribute, forward, mail, transmit or send it or any related documents in, into or from the United States. Offers to sell made by a resident of the United States, by any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States, or by any U.S. person, will not be accepted.

United Kingdom

This announcement and the Invitation Memorandum are not being distributed to, and must not be passed on to, the general public in the United Kingdom. Rather, the communication of this announcement or the Invitation Memorandum as a financial promotion is only being made by Northern Rock, or the Dealer Manager to, and is directed only at: (a) persons outside the United Kingdom; (b) those persons falling within the definition of Investment Professionals (contained in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order")) or within Article 43 of the Order, or other persons to whom it may lawfully be communicated in accordance with the Order; or (c) any person to whom it may otherwise lawfully be made (such persons together being "relevant persons").

Italy

This announcement and the Offers are not being made in the Republic of Italy. The announcement, the Offers and the Invitation Memorandum have not been submitted to the clearance procedure of the Commissione Nazionale per le Societa e la Borsa (CONSOB) pursuant to Italian laws and regulations. Accordingly, this announcement and the Offers are not made or made available to Noteholders who are Italian residents and/or persons located in the Republic of Italy and they may not submit offers to sell Notes in respect of any announcement or

Offers and, as such, any offers to sell received from or on behalf of such Noteholders shall be ineffective and void. Neither this announcement nor the Invitation Memorandum nor any other solicitation material relating to the Offers or the Notes may be distributed or made available in the Republic of Italy.

Jersey

This announcement and the Offers are not being made in Jersey. Application has not been made to and consent has not been granted by the Jersey Financial Services Commission to circulate in Jersey this announcement or the Offers. Accordingly, this announcement and the Offers are not made or made available to Noteholders who are resident in Jersey and/or persons located in Jersey and such Noteholders may not submit offers to sell Notes in respect of any announcement or Offers and, as such, any offers to sell received from or on behalf of such Noteholders shall be ineffective and void. Neither this announcement nor the Invitation Memorandum nor any other solicitation material relating to the Offers or the Notes may be distributed or made available in Jersey.

Belgium

This announcement and the Offers do not constitute a public offering in Belgium. This announcement and the Offers may not be advertised and the Notes may not be offered or sold, and the Invitation Memorandum or any other offering material relating to the Notes may not be distributed, directly or indirectly, to any persons in Belgium other than to:

(i) qualified investors as defined in article 10 of the Act of 16 June 2006 on public offerings of investment instruments and the admission of investment instruments to trading on a regulated market; or

(ii) other investors in circumstances which do not require the publication by Northern Rock of a prospectus, information circular, brochure or similar document pursuant to article 3 of the Act of 16 June 2006 on public offerings of investment instruments and the admission of investment instruments to trading on a regulated market.

This announcement and the Offers have not been and will not be notified to, and the Invitation Memorandum or any other offering material relating to the Notes has not been and will not be approved by, the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financiere et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen).

France

This announcement and the Offers are not being made in the Republic of France. This announcement, the Offers and the Invitation Memorandum have not been and will not be submitted to the clearance procedures of the "Autorite des Marches Financiers". Accordingly, this announcement and the Offers are not made and will not be made available to Noteholders who are located in France or who are not professional investors ("investisseurs qualifies"). Neither this announcement nor the Invitation Memorandum nor any other solicitation material relating to the Offers or the Notes may be distributed or made available in the Republic of France except as may otherwise be permitted by French law.

END

Close

NORTHERN ROCK PLC

THE COMPANIES ACT 1985
SECTION 380(2)

Registered Number: 3273685

The following resolutions were passed as Special Resolutions by the shareholders of Northern Rock plc at the Company's Annual General Meeting held on 24 April 2007.

Special Resolution

17. THAT subject to the passing of Resolution 16 in the Notice of this Meeting, the power conferred on the Directors by Article 10.2 of the Company's Articles of Association shall apply for the period commencing on the date of passing of this Resolution and shall expire, unless renewed, on the expiry or termination of the authority conferred on the Directors pursuant to Resolution 16 in the Notice of this Meeting and for that period the section 89 amount shall be £5,265,325.

18. THAT the regulations in the form produced to the Annual General Meeting and initialled for the purposes of identification by the Chairman of the Meeting, be adopted as the new Articles of Association of the Company, in substitution for and to the exclusion of the existing Articles of Association of the Company, with effect from the conclusion of the Meeting.

19. THAT pursuant to Article 53, the Company be and is hereby granted general and unconditional authority for the purposes of section 166 of the Companies Act 1985 to make one or more market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary or preference shares of 25p each in its capital provided that:

    a) the maximum aggregate number of preference shares hereby authorised to be purchased is 400,000 (representing all of the Company's issued preference shares as at 31 December 2006);

    b) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 42,122,600 (representing 10% of the Company's issued ordinary share capital as at 31 December 2006);

    c) the minimum price (exclusive of expenses) which may be paid for such shares is 25p per share (being the nominal value of an ordinary or preference share);

    d) the maximum price (exclusive of expenses) which may be paid for each such share is the higher of (i) an amount equal to 105% of the average of the middle market quotations for an ordinary share in the Company as derived from the London Stock Exchange's Daily Official List for the five business days immediately preceding the date on which the ordinary share is contracted to be purchased; (ii) and amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System; and (iii) in the case of preference shares, the amount originally paid upon such share;

e) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the Company's next Annual General Meeting or 18 months from the date of passing of this Resolution, whichever is earlier; and

f) the Company may make a contract or contracts to purchase ordinary or preference shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary or preference shares in pursuance of any such contract of contracts.

20. THAT the contingent share purchase contract between the Company and The Northern Rock Foundation (a draft of which is produced to the Meeting and initialled by the Chairman for the purposes of identification), providing for the purchase by the Company of fully paid Foundation Shares in the share capital of the Company at such times and at such prices and in such numbers and otherwise on the other terms set out in such contract, be and is hereby approved and authorised generally (including, without limitation, for the purposes of sections 164 and 165 of the Companies Act 1985) but so that such approval and authority, unless previously renewed, varied or revoked, shall expire 18 months from the date of passing of this Resolution.

The following resolution was passed as an Extraordinary Resolution by the shareholders of Northern Rock plc at the Company's Separate General Meeting of the holders of Ordinary Shares held on 24 April 2007.

Extraordinary Resolution

A THAT the allotment of any preference shares in the capital of the Company pursuant to the resolution numbered 16 in the notice of the Annual General Meeting of the Company to be held on Tuesday 24 April 2007 be sanctioned with immediate effect in accordance with Article 15 of the Articles of Association of the Company.

COMPANY NO. 5275685

NORTHERN ROCK PLC

ARTICLES OF ASSOCIATION

(Adopted by Special Resolution passed on
24 April, 2007)

FRESHFIELDS BRUCKHAUS DERINGER

CONTENTS

CLAUSE **PAGE**

THE COMPANIES ACT 1985 COMPANY NO. 3273685

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

Northern Rock plc

PRELIMINARY

Table A 1. The regulations in Table A as in force at the date of the incorporation of the Company shall not apply to the Company.

Definitions 2. In these Articles, except where the subject or context otherwise requires:

Act means the Companies Act 1985;

address in relation to electronic communications, includes any number or address used for the purposes of electronic communications;

Articles means these articles of association as altered from time to time by special resolution;

auditors means the auditors of the Company;

board means the directors or any of them acting as the board of directors of the Company;

BSA means the Building Societies Act 1986 as amended by the Building Societies Act 1997 (and, where the context requires, subordinate legislation made thereunder);

certificated share means a share in the capital of the Company that is not an uncertificated share and references in these Articles to a share being held in certificated form shall be construed accordingly;

clear days in relation to the sending of a notice means the period excluding the day on which a notice is sent or deemed to be sent and the day for which it is sent or on which it is to take effect;

Companies Acts has the meaning given by section 744 of the Act and includes

(a) any enactment passed after those Acts which may, by virtue of that or any other such enactment, be cited together with those Acts as the "Companies Acts" (with or without the addition of an indication of the date of any such enactment); and

(b) the New Act.

core business means that part of the business of the Company and its subsidiaries which requires authorisation under the Banking Act 1987;

director means a director of the Company;

dividend means dividend or bonus;

electronic signature has the meaning given by section 7(2) of the Electronic Communications Act 2000;

employees' share scheme has the meaning given by section 743 of the Act;

entitled by transmission means, in relation to a share or debenture, entitled as a consequence of the death or bankruptcy of the holder or otherwise by operation of law;

Foundation means The Northern Rock Foundation, a private company limited by guarantee incorporated in England and Wales with registered number 3416658;

FSA means the Financial Services Authority;

holder in relation to a share in the capital of the Company means the member whose name is entered in the register as the holder of that share;

Junior Obligations means in respect of any Relevant Series:

(a) the ordinary shares of the Company;

(b) any other series of Preference Shares issued by the Company ranking junior as to dividends with the Relevant Series; or

(c) any Preference Share issued by a subsidiary undertaking of the Company which benefits from a guarantee or other contractual support undertaking of the Company which guarantee or contractual support undertaking ranks junior as to payments with the Relevant Series; or

(d) any other instrument issued by the Company ranking junior as to dividends with the Relevant Series.

London Stock Exchange means the London Stock Exchange plc;

member means a member of the Company;

Memorandum means the memorandum of association of the Company as amended from time to time;

New Act means the Companies Act 2006;

office means the registered office of the Company;

paid means paid or credited as paid;

Parity Obligations means in respect of any Relevant Series:

(a) any other series of Preference Shares issued by the Company ranking pari passu as to dividends with the Relevant Series; or

(b) any Preference Share issued by a subsidiary undertaking of the Company which benefits from a guarantee or other contractual support undertaking of the Company which guarantee or contractual support undertaking ranks pari passu as to payments with the Relevant Series; or

(c) any other instrument issued by the Company ranking pari passu as to dividends with the Relevant Series.

recognised person means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, each of which terms has the meaning given to it by section 185(4) of the Act;

register means either or both of the issuer register of members and the Operator register of members of the Company;

Regulations means the Uncertificated Securities Regulations 2001;

seal means the common seal of the Company and includes any official seal kept by the Company by virtue of section 39 or 40 of the Act;

secretary means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary;

Society means Northern Rock Building Society;

Transfer Agreement means the agreement required by section 97(4)(b) of the BSA pursuant to which the business of the Society is vested in the Company;

Transfer Document means the document dated 17 February 1997 circulated to members of the Society prior to Vesting, including details of the arrangements for the vesting of the business of the Society in the Company;

uncertificated share means (subject to Regulation 42(ii)(a) of the Regulations) a share in the capital of the Company title to which is recorded on the Operator register of members of the Company and which may, by virtue of the Regulations, be transferred by means of a relevant system and references in these Articles to a share being held in uncertificated form shall be construed accordingly;

United Kingdom means Great Britain and Northern Ireland; and

Vesting Date means the date specified in or determined under the Transfer Agreement as the vesting date for the purpose of section 97(6) of the BSA.

Construction

3. References to a ***document*** include, unless the context otherwise requires, references to an electronic communication.

References to an ***electronic communication*** mean, unless the contrary is stated, an electronic communication (as defined in the Companies Acts) comprising writing.

References to a document being ***executed*** include references to its being executed under hand or under seal or, in the case of an electronic communication, by electronic signature.

References to an ***instrument*** mean, unless the contrary is stated, a written document having tangible form and not comprised in an electronic communication.

References to a notice or other document being ***sent*** to or by a person include references to such notice or other document, or a copy of such notice or other document, being sent, given, delivered, issued or made available to, or served on, that person by any method authorised or contemplated by these Articles, and ***sending*** shall be construed accordingly.

References to ***writing*** mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether comprised in an electronic communication or otherwise, and ***written*** shall be construed accordingly.

Words denoting the singular number include the plural number and vice versa; words denoting the masculine gender include the feminine gender; and words denoting persons include corporations.

Words or expressions contained in these Articles which are not defined in these Articles but are defined in the Act have the same meaning as in the Act (but excluding any modification of the Act not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Words or expressions contained in these Articles which are not defined in these Articles but are defined in the Regulations have the same meaning as in the Regulations (but excluding any modification of the Regulations not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Subject to the preceding two paragraphs, and save in the case of references to the BSA unless otherwise expressly provided, references to any provision of any enactment or of any subordinate legislation (as defined by section 21(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force.

Headings and marginal notes are inserted for convenience only and do not affect the construction of these Articles.

In these Articles, (a) powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them; (b) the word ***board*** in the context of the exercise of any power contained in these Articles includes any committee consisting of one or more directors, any director holding executive office and any local or divisional board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated; (c) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and (d) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power.

Where, in relation to a share, these Articles refer to a relevant system, the reference is to the relevant system in which that share is a participating security at the relevant time.

PROTECTIVE PROVISIONS

Special quorum and special resolution

4. Notwithstanding any provision in these Articles to the contrary (including, without limitation, the provision relating to the quorum at general meetings), a resolution relating to any of the following matters shall only be effective if it is approved as a special resolution passed at a general meeting of the Company at which the quorum shall be 5 per cent. of the total number of members eligible to vote at a general meeting of the Company present in person or by proxy:

(a) a proposal for the voluntary winding up or dissolution of the Company; or

(b) the amendment, removal or alteration of the effect of this Article; or

(c) a proposal (howsoever described) for the disposal, either in a single transaction or a series of transactions (whether related or not and whether by way of sale, transfer, lease or otherwise), of all or any substantial part of the core business of the Company except for a disposal to a holding company of the Company (as defined in section 736 of the Act) the articles of association of which contain the same restrictions as are contained in this Article and Articles 5 and 6.

This Article shall remain in force until the expiry of the protective period notwithstanding anything to the contrary in these Articles, after which this Article

shall be deemed to be of no effect. The validity of anything done under this Article before that date shall not be affected and any action taken under this Article before that date shall not be open to challenge on any grounds whatsoever.

Limitations on shareholders

5.1 Without prejudice to any further restrictions which may be imposed by any addition to or amendment of these Articles (and subject always to the provisions of section 101 of the BSA as modified or re-enacted from time to time), the Company shall not, at any time during the protective period:

(a) offer for sale or invite subscription for any shares in the Company, or allot or agree to allot any such shares with a view to their being offered for sale; or

(b) allot or agree to allot any share in the Company; or

(c) register a transfer of shares in the Company,

if the effect of the offer, the invitation, the allotment or the registration of the transfer would be that more shares than the permitted proportion would be held by any one person (other than the Society), or by any two or more persons who are parties to a concert party agreement which relates to shares in the Company.

5.2 Any provision (including any altered provision) of these Articles which is to any extent inconsistent with this Article or section 101(1) of the BSA (as modified or re-enacted from time to time) shall, to that extent, be void and any allotment or registration of a transfer of shares in contravention of this Article or section 101(1) of the BSA (as modified or re-enacted from time to time) shall be void.

5.3 This Article shall cease to apply:

(a) if a financial institution becomes a subsidiary undertaking of the Company, or the Company or such an undertaking acquires the whole, or substantially the whole, of the business of such an institution; or

(b) if a special resolution to the effect that section 101 of the BSA shall cease to apply to the Company is passed by the requisite majority of the members of the Company; or

(c) if the Bank of England, in accordance with section 101(4)(c) of the BSA, directs by notice to the Company that section 101 of the BSA shall cease to apply to the Company.

5.4 For the purposes of this Article 5:

(a) shares held by a person in a fiduciary capacity shall be treated as not held by him;

(b) shares held by a person as a nominee for another shall be treated as held by the other; and

(c) shares shall be regarded as being held by a person as a nominee for another if any voting rights attaching to them are exercisable only on the instructions or with the consent or concurrence of that other person.

5.5 Any reference in this Article 5 to shares includes a reference to:

(a) any warrant or other instrument entitling the holder to subscribe for shares; and

(b) any certificate or other instrument issued by or on behalf of the Company and conferring a right to acquire shares otherwise than by subscription;

and for the purposes of Article 5.1 any shares to which any such instrument relates shall be deemed to be held by the holder of the instrument.

5.6 In Articles 4 and 5 and, in the case of paragraphs (c) and (d), in Articles 4, 5 and 6 the expressions:

(a) ***concert party agreement***;

(b) ***financial institution***;

(c) ***the permitted proportion***;

(d) ***the protective period***;

(e) ***the requisite majority***; and

(f) ***transfer***,

shall have the same meaning as in the BSA.

No person other than a Permitted Person to hold more than 15 per cent. of votes

6.1 The purpose of this Article is to prevent until the expiry of the protective period any person other than a Permitted Person from retaining an Interest in Relevant Share Capital which carries more than 15 per cent. of the total votes attaching to Relevant Share Capital of all classes taken as a whole and capable of being cast on a poll.

This Article shall remain in force until the expiry of the protective period notwithstanding anything to the contrary in these Articles. Thereafter this Article shall be deemed to be of no effect, the separate register required under Article 6.2 shall no longer be maintained and any notice calling for a Required Disposal and the powers of the board under this Article in respect of a Required Disposal shall cease to have effect. The validity of anything done under this Article before the expiry of the protective period shall not be affected and any action taken under this Article before that date shall not be open to challenge on any grounds whatsoever.

For the purposes of this Article:

Nominee means a person who holds shares in the Company within a relevant system or otherwise pursuant to a written agreement with the Company on behalf of a third party or a number of third parties;

Disclosure Notice means a notice served pursuant to Article 6.6(a);

Interest means an interest (of any size) in the Relevant Share Capital which would be taken into account in deciding whether a notification to the Company would be required under Part VI of the Original Act but shall for all purposes include (the ***Included Interests***):

(i) rights to subscribe for or convert into, or entitlements to acquire rights to subscribe for or convert into, shares which would on issue or conversion (as the case may be) be comprised in the Relevant Share Capital;

(ii) the interests referred to in section 209(1)(a), (b), (c), (d), (e), (f), (g) or (h) of the Original Act (except those of a bare trustee under the laws of England and Wales and of a simple trustee under the laws of Scotland) or mentioned in section 208(4)(b) of the Original Act (but on the basis that the entitlement there referred to could arise under an agreement within the meaning of sections 204(5) and (6) of the Original Act); and

(iii) any deemed voting concert party interest consequent upon a resolution of the board pursuant to Article 6.5,

and ***Interested*** shall be construed accordingly;

Original Act means the Companies Act 1985 as in force at the date of adoption of this Article and notwithstanding any repeal, modification or re-enactment thereof after that date (including, for the avoidance of doubt, any amendment, replacement or repeal by regulations made by the Secretary of State pursuant to section 210A of that Act to the definition of relevant share capital in section 198(2) or to the provisions as to what is taken to be an interest in shares in section 208 or as to what interests are to be disregarded in section 209) other than any amendment by regulations made by the Secretary of State pursuant to section 210A thereof to the percentage giving rise to a notifiable interest in section 199(2);

Permitted Person means:

(i) the chairman of a meeting of the Company or of a meeting of the holders of Relevant Share Capital or of any class thereof when exercising the voting rights conferred on him under Article 6.10; or

(ii) a trustee (acting in that capacity) of any employees' share scheme of the Company; or

(iii) any person who has an Interest but who, if his Interest were governed by the laws of England and Wales, would in the opinion of the board be regarded as a bare trustee of that Interest to the extent of that Interest; or

(iv) a Stock Exchange Nominee; or

(v) a Nominee, but only in relation to the shares which he holds in his capacity as such on behalf of third parties and not on his own account; or

(vi) a person in respect of, and to the extent only of, Interests which exist only by virtue of an obligation (contingent or otherwise) to take up Shares or shares which would be comprised in the Relevant Share Capital on issue or the acquisition of Shares pursuant to an underwriting agreement or subscription agreement or other similar agreement in each case approved by the board (provided that where any such person disposes of any Shares at any time after acquiring an Interest by virtue of an obligation (contingent or otherwise) pursuant to such an agreement, it shall be deemed to be a Permitted Person in respect of only that number of Shares or shares in which it was Interested pursuant to such agreement less the number of Shares or shares of which it has so disposed); or

(vii) the Foundation; or

(viii) until the Vesting Date, the Society;

Relevant Person means any person (whether or not identified) who has, or who appears to the board to have, an Interest in Shares (or shares which would be comprised in the Relevant Share Capital on issue or conversion) which carry (or would on issue or conversion carry) more than 15 per cent. of the total votes attaching to Relevant Share Capital of all classes taken as a whole and capable of being cast on a poll (calculated in accordance with Article 6.3). For the purposes of this Article, where (i) the board resolves, pursuant to Article 6.11, that it has made reasonable enquiries and that it is unable to determine whether or not a person has an Interest in any particular Shares or shares comprised (or which would on issue or conversion be comprised) in Relevant Share Capital, or (ii) there is failure to comply with a Disclosure Notice as required by Article 6.6 and the board resolves (as provided in such Article) that such Shares be deemed to be Relevant Shares, then the Shares concerned shall be deemed to be Relevant Shares and all persons Interested in them to be Relevant Persons;

Relevant Share Capital means the relevant share capital of the Company (as that expression is defined in section 198(2) of the Original Act);

Relevant Shares means all Shares in which a Relevant Person has or appears to the board to have or is deemed to have an Interest; and, for the purposes of this Article, where the Interest in question falls within section (i) of the definition of ***Included Interests***, the rights or entitlements referred to in such section (and not the shares which are the subject of the rights or entitlements referred to therein) shall (until such right is exercised) be deemed to be Relevant Shares;

Required Disposal means a disposal or disposals of, or of Interests in, such number of Relevant Shares as will cause a Relevant Person to cease to be a Relevant Person, not being a disposal to another Relevant Person (other than a Permitted Person) or a disposal which constitutes any other person (other than a Permitted Person) a Relevant Person;

Share means any share comprised in Relevant Share Capital; and

Stock Exchange Nominee means a person in respect of whom, by virtue of section 185(4) of the Act, the Company is not required to comply with section 185(1) of the Act.

6.2 The provisions of Part VI of the Original Act shall apply as if such provisions extended to the Included Interests, and accordingly the Company, its members and all persons Interested in Shares (or shares which would on issue or conversion be comprised in Relevant Share Capital) shall have the rights and obligations referred to in Part VI of the Original Act (including in relation to Included Interests therein), but so that Included Interests shall, when disclosed to the Company, be entered in a separate register which shall be kept by the Company for that purpose and the provisions of sections 210(3) to (6) (inclusive), 211(10), 213(3) (so far as it relates to section 211(10)), 214(5), 215(8), 216 (other than subsection (5)), 217(7), 218(3), 219, 454, 455, 732 and 733 of the Original Act shall not apply in respect of Included Interests.

6.3(a) In calculating (for the purposes of ascertaining whether a person is a Relevant Person) the total votes attaching to Relevant Share Capital (or to shares which would on issue or conversion be comprised in the Relevant Share Capital) of all classes taken as a whole and capable of being cast on a poll at any meeting, there shall be disregarded any votes which, by virtue of this Article, Article 77 or any court order, are precluded (whether temporarily or not) from being cast on a poll at the meeting.

(b) In calculating (for the purposes of ascertaining whether a person is a Relevant Person) the total votes attaching to Relevant Share Capital (or to shares which would on issue or conversion be comprised in the Relevant Share Capital) and in calculating (for the purposes of determining whether an Interest is notifiable pursuant to Article 6.4) the notifiable percentage, where some or all of the Interest in question falls within section (i) of the definition of ***Included Interests***, there shall only be taken into account the Relevant Share Capital and the shares to which the Included Interest in

question relates as if all those shares were in issue or conversion in full had been effected.

6.4 Notwithstanding any amendment by regulations made by the Secretary of State pursuant to section 210A of the Original Act to the percentage giving rise to a notifiable interest in section 199(2) of the Original Act, if the notifiable percentage referred to in section 199 of the Act shall exceed three per cent., the rights and obligations referred to in this Article and the rights and obligations referred to in Part VI of the Original Act, except sections 210(3) to (6) (inclusive), 211(10), 213(3) (so far as it relates to section 211(10)), 214(5), 215(8), 216 (other than subsection (5)), 217(7), 218(3), 219, 454, 455, 732 and 733 of the Original Act, shall apply as though such notifiable percentage were three per cent. and as if such provisions extended to Included Interests. If the notifiable percentage referred to in section 199 of the Act shall be less than three per cent., the rights and obligations referred to in this Article shall apply with the substitution of such lesser notifiable percentage for three per cent. and as if such provisions extended to Included Interests. The rights and obligations created by this Article 6 are in addition to and separate from those arising under Part VI of the Original Act or under the Companies Acts.

6.5(a) Without prejudice to the application of section 204 of the Original Act to the definition of ***Interest*** in Article 6.1, where it appears to the board that:

(i) there is an agreement or arrangement between two or more persons with respect to, or to the exercise of, voting rights attaching to Shares; and

(ii) the agreement or arrangement is likely to result in those rights being exercised to a material extent in the same way or for the same purpose with a view to the persons being the parties to the agreement or arrangement being able materially to influence or to control the policy of the Company or the management of its affairs,

the board may at its absolute discretion resolve that a voting concert party exists and if it so resolves each of the persons who is party to such agreement or arrangement shall be deemed (for the purposes of this Article) to be Interested in all the Shares to which the voting rights in question are attached.

(b) In this Article 6.5, references to an arrangement include references to an understanding or mutual expectation, whether formal or informal, and whether or not legally binding.

(c) Where the board resolves that a voting concert party exists pursuant to Article 6.5(a) above, it shall (if it is so able), within 21 days after the date of such resolution, send to each of the persons who is party to such agreement or arrangement notice of the resolution.

6.6(a) The board may by notice in writing require any member, or other person appearing to be Interested or appearing to have been Interested in Shares or in shares which would be comprised in the Relevant Share Capital on conversion or issue, to disclose to the Company in writing such information as the board shall require relating to the ownership of or interests (including, without prejudice to the generality of the foregoing, Interests) in the Shares or shares in question as lies within the knowledge of such member or other person (supported if the board so requires by a statutory declaration and/or by independent evidence) including (without limitation):

(i) any information which the Company is entitled to seek pursuant to section 212 of the Original Act;

(ii) any information which the board shall in its absolute discretion deem necessary or desirable in order to determine whether any Shares or rights to subscribe for, or convert into, Shares are Relevant Shares; and

(iii) any information which the board shall in its absolute discretion deem necessary or desirable in order to determine whether any person is or is deemed to be a Relevant Person or otherwise in relation to the application or potential application of this Article.

(b) The board may give a Disclosure Notice pursuant to Article 6.6(a) at any time and the board may give one or more than one such notice to the same member or other person in respect of the same Shares or shares.

(c) Where the holder of any Shares or rights to subscribe for, or convert into, Shares, or any person appearing to be Interested in such Shares or rights, fails to comply with a Disclosure Notice within 21 days (or such lesser period as the board in its absolute discretion considers appropriate in the circumstances) of service of such Disclosure Notice, the board may (in addition to any other remedy it may have under any provision of these Articles, the Companies Acts or otherwise) resolve that such Shares or rights be deemed to be Relevant Shares and/or that all persons Interested in such Shares or rights be deemed to be Relevant Persons.

6.7 If to the knowledge of the board any person other than a Permitted Person becomes or is deemed to be a Relevant Person, the board shall serve a written notice on the registered holder(s) of the Relevant Shares and on any other person or persons who appears to it to be a Relevant Person in relation to those Shares or the relevant rights or entitlements. Such notice shall set out the restrictions referred to in Article 6.10 and call for a Required Disposal to be made within 21 days (or such lesser period as the board in its absolute discretion considers appropriate in the circumstances) of the service of such notice on the registered holder or other such person. The board may extend the period in which such notice is required to be complied with and may withdraw any such notice (whether before or after the expiration of the period referred to) if it appears to it that there is no Relevant

Person in relation to the Shares or rights or entitlements concerned. Upon the giving of such notice, and save for the purpose of a Required Disposal under this Article 6.7 or Article 6.8, no transfer of any of the Relevant Shares may be registered until either such notice is withdrawn or a Required Disposal has been made to the satisfaction of the board and registered.

6.8 If a notice served under Article 6.7 has not been complied with in all respects to the satisfaction of the board and has not been withdrawn, the board shall, so far as it is able, make a Required Disposal and shall, so far as it is able, give written notice of such disposal to those persons on whom such notice was served. The Relevant Person(s) and the registered holder(s) of the Shares or other rights or entitlements disposed of shall be deemed to have irrevocably and unconditionally authorised the board to make such Required Disposal. The manner, timing and terms of any such Required Disposal made or sought to be made by the board (including but not limited to the price or prices at which the same is made and the extent to which assurance is obtained that no transferee (with the exception of a Permitted Person) is or would become a Relevant Person) shall be such as the board determines, based upon advice from such bankers, brokers or other persons consulted by the board for the purpose as the board considers appropriate, to be reasonably practicable having regard to all the circumstances including but not limited to the number of Shares or other rights or entitlements to be disposed of and the requirement that the disposal be made without delay; and the board shall not be liable to any person for any of the consequences of reliance on such advice.

6.9 For the purpose of effecting any Required Disposal in the case of certificated shares or other Interests or rights evidenced by a certificate or other document of title (***certificated securities***), the board may authorise any person to transfer the Shares, Interests or rights in question and may enter the name of the transferee in respect of the transferred Shares, Interests or rights in the appropriate register notwithstanding the absence of any share or other relevant certificate being lodged in respect thereof and may issue a new certificate to the transferee and an instrument of transfer executed by such person shall be as effective as if it had been executed by the registered holder of the Shares, Interests or rights and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. In the case of uncertificated shares or other Interests or rights which are permitted to be held or transferred in uncertificated form pursuant to the Regulations, the board may do all acts and things it considers necessary or expedient to effect the transfer of the securities to, or in accordance with, the transferee's directions. The net proceeds of such disposal shall be received by the Company whose receipt shall be a good discharge for the purchase money, and shall be paid (together with interest at such rate as the board considers appropriate and after deduction of any expenses incurred by the board in connection with the sale) to the former registered holder (or, in the case of joint holders, the first named joint holder thereof in the register for the purpose), together with, if appropriate, a new certificate in respect of the balance of any certificated securities to which he is entitled, upon surrender by him or on his

behalf of any certificates in respect of the Relevant Shares (or Interests or rights, as the case may be) sold and formerly held by him.

6.10 A registered holder of a Relevant Share on whom a notice has been served under Article 6.7 shall not in respect of such Relevant Share be entitled, until such time as such notice has been withdrawn or the notice has been complied with to the satisfaction of the board, to attend or vote at any general meeting of the Company or meeting of the holders of any class of share capital of the Company and the rights to attend (whether in person or by proxy), to speak and to demand and vote on a poll which would have attached to such Relevant Share had it not been a Relevant Share shall vest in the chairman of any such meeting. The manner in which the chairman exercises or refrains from exercising any such rights shall be entirely at his discretion. The board shall inform the chairman of any such meeting as aforesaid of any Share or other right or entitlement becoming or being deemed to be a Relevant Share.

6.11 Without prejudice to the provisions of the Original Act and subject to the provisions of this Article, the board may assume without enquiry that a person is not a Relevant Person unless the information contained in the registers kept by the Company under Article 6.2 appears to the board to indicate to the contrary or the board has reason to believe otherwise, in which circumstances the board shall make reasonable enquiries to discover whether, and the extent to which, any person is Interested in Relevant Shares. If the board resolves that it has made reasonable enquiries and is unable to determine whether or not a person is Interested in any particular Shares (or shares which would on issue or conversion be comprised in Relevant Share Capital) then that person shall be deemed to be a Relevant Person and those particular Shares (or, as the case may be, the relevant rights or entitlements) shall be deemed to be Relevant Shares.

6.12 The board shall not be obliged to serve any notice required under this Article to be served upon any person if it does not know either his identity or his address. The absence of service of such a notice in such circumstances as aforesaid and any accidental error in or failure to give any notice to any person upon whom notice is required to be served under this Article shall not prevent the implementation of or invalidate any procedure or act under this Article.

6.13 The provisions of Articles 156 to 161 inclusive shall apply to the service upon a member of any notice required by this Article to be served. Any notice required by this Article to be served upon a person who is not a member or to a person who is a member but whose registered address is not within the United Kingdom and who has not given to the Company an address within the United Kingdom for service of notices shall be deemed validly served if it is sent through the post in a pre-paid cover addressed to that person at the address (or, if more than one, at one of the addresses), if any, at which the board believes him to be resident or carrying on business or to his last known address as shown on the register of members. Service shall in such a case be deemed to be effected in accordance with the provisions of Article 160.

6.14 Any resolution or determination of, or decision or exercise of any discretion or power by, the board or any director or by the chairman of any meeting under or pursuant to the provisions of this Article 6 (including, without limitation, as to what constitutes reasonable enquiries or as to the manner, timing and terms of any Required Disposal made by the board under Article 6.8) shall be final and conclusive and any disposal or transfer made, or other things done, by or on behalf of, or on the authority of, the board or any director pursuant to the foregoing provisions of this Article shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever. The board shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with this Article 6.

6.15 The Company shall ensure (and shall, so far as it is able, procure that every other company shall ensure) that any securities which are issued having rights to subscribe for, or convert into, shares which would on issue or conversion (as the case may be) be comprised in Relevant Share Capital shall be so issued on terms that such rights are subject to the provisions of this Article.

SHARE CAPITAL

Share capital

7.1 The share capital of the Company on the adoption of these Articles is £204,617,480 and €25,000,000, divided into 614,000,000 Ordinary Shares of £0.25 each (as consolidated or sub-divided from time to time, ***Ordinary Shares***), 104,469,920 Foundation Shares of £0.25 each (as consolidated or sub-divided from time to time, ***Foundation Shares***), having the rights set out in Article 8 below, and 100,000,000 undesignated sterling preference shares of £0.25 each, and 100,000,000 undesignated euro preference shares of €0.25 euros each (in each case as consolidated or sub-divided from time to time, respectively the ***Sterling Preference Shares***, and the ***Euro Preference Shares*** and together, the ***Preference Shares***), having, subject to the provisions of Articles 7.2 and 7.3 below, the rights set out in Article 9 below.

7.2 The Sterling Preference Shares shall be comprised of two classes of share:

(a) redeemable Sterling Preference Shares (the ***Redeemable Sterling Preference Shares***); and

(b) non-redeemable Sterling Preference Shares (the ***Non-redeemable Sterling Preference Shares***);

In the case of Sterling Preference Shares that are initially created as undesignated Sterling Preference Shares the board shall upon allotment determine whether they are to be allotted as Redeemable Sterling Preference Shares or Non-redeemable Sterling Preference Shares.

7.3 The Euro Preference Shares shall be comprised of two classes of share:

(c) redeemable Euro Preference Shares (the ***Redeemable Euro Preference Shares***); and

(d) non-redeemable Euro Preference Shares (the ***Non-redeemable Euro Preference Shares***);

In the case of Euro Preference Shares that are initially created as undesignated Euro Preference Shares the board shall upon allotment determine whether they are to be allotted as Redeemable Euro Preference Shares or Non-redeemable Euro Preference Shares.

FOUNDATION SHARES

Ownership

8.1 The Foundation Shares may be held only by one or both of the Society and the Foundation and shall not be transferable by the Foundation.

Rights

8.2 The Foundation Shares shall rank pari passu in all respects with the Ordinary Shares save as otherwise provided in these Articles or in the terms of issue of the Foundation Shares.

Right to participate in profits

8.3 Prior to conversion in accordance with Article 8.6, the Foundation Shares shall not, save as set out in Articles 8.4 to 8.25, carry any right to participate in the profits of the Company.

Rights on winding up

8.4 On a return of capital on the winding up of the Company, the Foundation shall be treated for the purposes of any distribution of the assets of the Company as if the Foundation Shares had been converted into Ordinary Shares immediately prior to the date of commencement of the winding up as determined in accordance with section 129 of the Insolvency Act 1986.

Voting rights

8.5 Subject to Article 16.1, prior to conversion in accordance with Article 8.6, the Foundation Shares shall not carry any right to attend or vote at any general meeting of the Company.

Conversion events

8.6.1 Each issued and unissued Foundation Share shall ipso facto be converted into and redesignated as (and references in these Articles to the conversion of the Foundation Shares shall be construed accordingly) one Ordinary Share:

(a) on the date specified by not less than three years' notice in writing given by the Company to the Foundation at any time at least ten years after the Vesting Date; or

(b) if an offer (the ***Offer***) is made to some or all of the ordinary shareholders (other than by way of a Scheme, as defined in Article 8.7) of the Company which is a takeover offer within the meaning of section 428(1) of the Act to acquire the whole or any part of the issued ordinary share capital of the Company and the right to cast more than 50 per cent. of the votes which may ordinarily be cast on a poll at a general meeting of the Company (prior to the conversion of the Foundation Shares) becomes unconditionally

vested in the offeror, on the date such right becomes unconditionally vested in the offeror.

8.6.2 Following a conversion in accordance with Article 8.6.1(b), the Foundation shall be bound to accept the Offer in respect of all of the Ordinary Shares into which the Foundation Shares have been converted, provided that the Offer is expressed to extend to such Ordinary Shares.

Rights attaching to shares resulting from conversion

8.6.3 The Ordinary Shares resulting from conversion shall carry the right to receive all dividends and (unless an adjustment shall have been made in respect thereof) other distributions declared, made or paid on the ordinary share capital of the Company in or in respect of the accounting period in which the conversion occurs (and whether or not they have been paid prior to such conversion), not being dividends in respect of any earlier accounting period, and shall rank pari passu in all other respects and form one class with the Ordinary Shares then in issue and fully paid.

Schemes of Arrangement

8.7 The Company shall not, while any Foundation Shares remain outstanding, without the Foundation's prior written consent approve (either by a board resolution or by an ordinary resolution of the members of the Company in general meeting) any scheme of arrangement under the Companies Acts in relation to the Ordinary Shares unless the scheme of arrangement extends to the Foundation Shares on the same terms as apply in relation to the Ordinary Shares, and such that the Foundation will receive no less favourable consideration than it would have received had the Foundation Shares converted into Ordinary Shares immediately prior to the scheme of arrangement becoming effective in accordance with section 425(3) of the Act (a ***Scheme***). The Foundation shall be bound to consent to such a Scheme.

Consolidation or sub-division

8.8 The Company shall not, while any Foundation Shares remain outstanding, effect any alteration in the nominal value of the Ordinary Shares by means of a consolidation or sub-division, unless the Foundation Shares are at the same time consolidated or sub-divided in like manner and to like extent.

Capitalisation issues

8.9 The Company shall not, while any Foundation Shares remain outstanding, make any issue of Ordinary Shares credited as fully paid to the holders of Ordinary Shares in their capacity as such (not being an issue which results from (a) the exercise by a shareholder of an option to take a share or shares in lieu of a cash dividend in accordance with Article 146 or (b) the application of Article 152.2 (in which case the provisions of Article 8.12.2 shall apply)) by way of capitalisation of profits or reserves (including any share premium account and capital redemption reserve) unless at the same time the Company makes a bonus issue of Foundation Shares to the Foundation in the same proportions as the bonus issue of Ordinary Shares.

Rights issues

8.10.1 The Company shall not, while any Foundation Shares remain outstanding, offer or grant by way of rights to holders of Ordinary Shares (i) any new Ordinary Shares, (ii) any options, rights or warrants to subscribe for or purchase new

Ordinary Shares, (iii) any convertible loan stock of the Company or (iv) any convertible loan stock issued by a subsidiary of the Company which carries rights to subscribe or exchange for or convert into Ordinary Shares, unless the Company either (as the board may in its absolute discretion, subject to Article 8.13, determine):

(a) in the case of any such offer or grant, makes a like offer or grant at the same time to the Foundation as if the Foundation Shares had been converted in accordance with Article 8.6, such that the Foundation has the right to acquire the relevant number of new Ordinary Shares, options, rights or warrants, or the relevant nominal amount of convertible loan stock on the same terms as any holder of Ordinary Shares in the Company; or

(b) in the case of any offer of new Ordinary Shares in the Company or of convertible loan stock for which the final conversion date is less than 12 months from the date of the offer (together, the ***Securities***), increases the number of Foundation Shares in the manner specified in Article 8.19 by:

$$\frac{A \times C}{B + C} \text{ Foundation Shares}$$

where:

A equals the number of Securities which would have been offered to the Foundation had the Foundation Shares been converted immediately before the record date of that offer;

B equals:

(i) in the case of an offer of Ordinary Shares, the price per Ordinary Share at which the new Ordinary Shares are being offered to the holders of the Ordinary Shares; or

(ii) in the case of an offer of convertible loan stock, the price per unit of loan stock divided by the number of Ordinary Shares into which a unit of loan stock will convert once fully paid; and

C equals the average of the middle market quotations (derived from the Daily Official List of the London Stock Exchange) for:

(i) in the case of an offer of Ordinary Shares, nil paid rights to an Ordinary Share for all dealing days during the Reference Period; or

(ii) in the case of an offer of convertible loan stock, nil paid rights to a unit of loan stock for all dealing days during the Reference Period divided by the number of Ordinary Shares into which a unit of loan stock will convert once fully paid

where ***Reference Period*** means all the dealing days on which such rights are dealt in on the London Stock Exchange.

8.10.2 Any adjustment made in accordance with Article 8.10.1(b) shall become effective, in the case of an offer of Ordinary Shares, on the date on which the new Ordinary Shares are unconditionally allotted or, in the case of an offer of convertible loan stock, on the date on which such loan stock is converted into Ordinary Shares.

Other offers

8.11 The Company shall not, while any Foundation Shares remain outstanding, make any offer of new Ordinary Shares to holders of Ordinary Shares in their capacity as such, other than by way of rights, unless either (as the board may in its absolute discretion, subject to Article 8.13, determine):

(a) the Company makes a like offer to the Foundation as if the Foundation Shares had been converted in accordance with Article 8.6, such that the Foundation has the right to acquire the relevant number of new Ordinary Shares on the same terms as any holder of Ordinary Shares in the Company; or

(b) the number of Foundation Shares is increased in the manner specified in Article 8.19 with effect from the date on which the new Ordinary Shares are unconditionally allotted by the number of new Foundation Shares which in the opinion of the board is fair and reasonable (taking into account in particular the dilution of the conversion rights then applicable as a result of the issue of the new Ordinary Shares and the price at which the new Ordinary Shares are offered).

Vesting Date

8.12.1 The provisions of Article 8.10.1 and Article 8.11 shall not apply on or before the Vesting Date.

Issue of Free Shares after the Vesting Date

8.12.2 The Company shall not, while any Foundation Shares remain outstanding, allot or issue any Ordinary Shares credited as fully paid to any person in accordance with the provisions of Article 152.2 unless the Company at the same time issues to the Foundation:

$$\frac{A}{85} \times 15 \text{ Foundation Shares}$$

where A equals the number of Ordinary Shares allotted and issued in accordance with Article 152.2.

Offer during final 12 months of notice period

8.13 If the Company makes any offer or grant of a kind contemplated by Articles 8.10 and 8.11 during the period of twelve months before the date specified in the notice given by the Company to the Foundation pursuant to Article 8.6.1(a), only the provisions of Articles 8.10.1(a) and 8.11(a) respectively shall apply, and no increase in the number of Foundation Shares will be made without the prior written consent of the Foundation.

Special dividends

8.14.1 The Company shall not, while any Foundation Shares remain outstanding, make any special dividend to holders of Ordinary Shares in their capacity as such (whether on a reduction of capital or otherwise, and unless and to the extent that Articles 8.10 and 8.11 apply), unless a corresponding distribution of an amount determined to be appropriate by the board is made to the Foundation at the same time as if the Foundation Shares had been converted at the record date for such special dividend.

8.14.2 For the purposes of this Article 8.14, ***special dividend*** shall mean any cash dividend or distribution of any kind which the board reasonably determines is "special" or is not paid or made in the ordinary course. If any cash dividend or other distribution is declared, paid or made which is "special" or is not paid in the ordinary course, but if paid or made in a lesser amount would not be a special dividend, only the excess shall be a special dividend for the purposes of this Article. If any dispute arises as to whether or the extent to which a cash dividend or distribution is "special" or not paid or made in the ordinary course, the matter will be referred to the auditors, acting as experts and not as arbitrators, whose certificate shall be conclusive and binding on all concerned in the absence of any manifest error.

Demergers and other dividends *in specie*

8.15 On any distribution *in specie* prior to the conversion of the Foundation Shares, the Foundation Shares shall carry the right to be treated, for the purposes of such distribution, as if the Foundation Shares had been converted into Ordinary Shares as at the record date or time for the distribution.

Reduction of share capital

8.16.1 The Company shall not, while any Foundation Shares remain outstanding, make a reduction of any of the following (otherwise than by way of a Scheme to which Article 8.7 applies) which involves the repayment to any shareholder of any amount paid up on any of its shares or the diminution of any liability in respect of unpaid share capital:

(a) its share capital; or

(b) its share premium account; or

(c) its capital redemption reserve,

unless the reduction is a permitted reduction as defined in Article 8.16.2 or the Company makes at the same time a proportionate reduction in the amount paid up on the Foundation Shares.

8.16.2 A ***permitted reduction*** (whether or not it involves the repayment to any shareholder of any amount paid up on any of the shares of the Company or the diminution of any liability in respect of unpaid share capital) means a reduction:

(a) of the Company's share capital on conversion or redemption or purchase of any of its shares; or

(b) of the Company's share capital as authorised by section 146(2) of the Act; or

(c) of the Company's share premium account as authorised by sections 130(2) and 160(2) of the Act; or

(d) of the Company's capital redemption reserve as a result of its application in paying up unissued shares in the capital of the Company to be allotted to the members of the Company as fully paid bonus shares, as authorised under section 170(4) of the Act.

Other variations

8.17 If the board determines that any other event (not being an event specified in Articles 8.7 to 8.16) has occurred which has a dilutive, concentrative or other effect on the Foundation Shares which in the opinion of the board is inappropriate, then following each such event the board may determine to make such adjustments to the number of Foundation Shares in issue as, in the opinion of the board, are appropriate to account for the dilutive, concentrative or other effect of the relevant event and which adjustments shall be conclusive and binding on all concerned in the absence of any manifest error and shall be effective as of the date determined by the board.

Certification and notice of adjustment

8.18 If and whenever any one or more of the events or circumstances specified in Articles 8.7 to 8.17 above shall occur or exist, any adjustment shall be such as shall be determined by the board and notified to the Foundation. In the case of any dispute, the adjustment shall be such as shall be certified by the auditors, acting as experts and not as arbitrators, to be fair and reasonable to take account of the relevant event or circumstances. This determination shall be conclusive and binding on all concerned in the absence of any manifest error.

Issue of additional Foundation Shares

8.19 If, as a result of any of the provisions set out in Articles 8.7 to 8.17, the number of Foundation Shares is to be increased, the Company shall issue, by way of a bonus issue to be paid up out of such reserves as the board may determine, additional Foundation Shares to the Foundation. Fractions of Foundation Shares shall not be allotted, but shall be taken into account in any subsequent adjustment.

Purchase of Foundation Shares

8.20 If, as a result of any of the provisions set out in Articles 8.7 to 8.17 above, the number of Foundation Shares held by the Foundation is to be reduced, the Company shall re-purchase such shares from the Foundation at a price of 1p per Foundation Share, to be paid out of such reserves as the board may determine.

Protective provisions

8.21 For so long as the provisions of Article 5 (the ***protective provisions***) apply, shares in the Company will not be offered or allotted to the Foundation and the Foundation shall not be invited to subscribe for shares in the Company (whether pursuant to Articles 8.9, 8.10, 8.11, 8.12.2, 8.16, 8.17 and 8.19 or otherwise) if, and to the extent that, such offer or allotment or subscription would give rise to a breach of the protective provisions, but such shares shall be offered or allotted to the Foundation or the Foundation shall be invited to subscribe for the same, as the case may be, as soon as such allotment is possible without breaching the protective provisions unless the Final Date (as determined in accordance with the provisions

of the Deed of Covenant to be entered into between the Foundation and the Company on or before the Vesting Date) has passed, in which case no offer, allotment or invitation to subscribe shall be made to the Foundation.

Procedure on conversion

8.22 The directors shall forthwith upon conversion in accordance with Article 8.6 direct that appropriate entries be made in the register and that written notice of such conversion be sent within 14 days after the date of such conversion to the Foundation. Forthwith upon receipt by the Company from the Foundation of a certificate or certificates for the Foundation Shares held by it on the date of conversion the Company shall deliver to the Foundation free of charge a new certificate for the Ordinary Shares to which the Foundation shall then have become entitled. In the meantime transfers will be certified against the register.

Application to list following conversion

8.23 If the Ordinary Shares in issue on the date of conversion are listed on the London Stock Exchange or any other recognised stock exchange the Company shall forthwith on conversion make an application and take such other action as may be required to list on such exchange the Ordinary Shares arising on conversion of the Foundation Shares.

No deemed variation of rights

8.24 Neither the passing of a resolution of the Company to disapply the requirements of section 89 of the Act or to authorise the allotment of any class of shares in or other securities of the Company, nor the allotment or issue of any such shares or securities, shall constitute a deemed variation of the rights of the Foundation Shares.

Authorities to make necessary adjustments

8.25 The board shall not take any action which will give rise to an adjustment to the number of Foundation Shares held by the Foundation unless the requisite shareholder authorities to give effect to such adjustment are already in place or are granted simultaneously with such action, and it is otherwise lawful for such adjustment to be effected.

PREFERENCE SHARES

9.1 All of the Preference Shares shall rank pari passu inter se to the extent that they are expressed so to rank and shall confer the rights and be subject to the limitations set out in this Article 9. They shall also confer such further rights (not being inconsistent with the rights set out in this Article 9) as may be attached by the board to any Series (as defined below) of such shares prior to allotment of such series and in particular (but without prejudice to the generality of the foregoing) the board may, pursuant to the authority given by the passing of the resolution to adopt this Article, consolidate and divide and/or sub-divide any Preference Shares into shares of larger or smaller amount (and so that the provisions of Articles 48 and 49 shall, where relevant, apply to any such consolidation, division or sub-division). Whenever the board has the power under this article to determine any of the rights to be attached to any Series of the Preference Shares, the rights so determined need not be the same as those attached to the Preference Shares which have then been allotted or issued. The Preference Shares, including any class of Preference Shares, may be issued in one or more separate series (each, a ***Series***) and each Series shall

be identified in such manner as the board may determine without any such determination or identification requiring any alteration to these Articles. Each of the Preference Shares shall, subject to the terms and conditions of issue as the board may determine prior to the issue of any relevant Series of Preference Shares, confer the following rights as to participation in the profits and assets of the Company, attendance at meetings, voting and, in the case of Redeemable Preference Shares, redemption:

9.1.1 Income

(a) Preference Shares shall (subject to the further provisions described below) entitle the members holding the same to receive a preferential dividend (hereinafter called the ***Preference Dividend***), payable at such rate or rates (whether fixed or variable) and on such dates (***Preference Dividend Payment Dates***) to be determined by the board before allotment on the amounts from time to time paid up or credited as paid up thereon and on such other terms and conditions as may be determined by the board prior to allotment thereof and in particular (but without prejudice to the foregoing) the board may determine whether the rights of such shares as regards participation in profits are cumulative or non-cumulative. Unless otherwise determined by the directors prior to allotment, any Preference Dividends on Sterling Preference Shares shall be payable in sterling, and any Preference Dividends on Euro Preference Shares shall be payable in euros. Subject to sub-paragraph (f) below, Preference Shares shall carry no further right to participate in the profits and reserves of the Company other than the Preference Dividend;

(b) Unless otherwise determined by the board prior to allotment thereof, Preference Shares shall rank as regards participation in profits pari passu inter se and with any other shares that are expressed to rank pari passu therewith as regards participation in profits and otherwise in priority to any other shares of the Company.

(c) If it shall subsequently appear that any dividend which has been paid to holders of Preference Shares should not have been so paid, then provided the board shall have acted in good faith, the directors shall not incur any liability for any loss which any shareholder may suffer in consequence of such payment having been made.

(d) The following provisions of this paragraph (d) shall apply in relation to any particular Series of Preference Shares (a ***Relevant Series***) if so determined by the board prior to the allotment thereof:

- (i) if the board determines prior to the allotment of a Relevant Series that this Article 8.1.1(d)(i) shall apply to that Relevant Series then dividends shall only be payable on the Preference Shares of such series, when, as and if declared by the board, but without prejudice to paragraph (e) below; or

(ii) if the board determines prior to the allotment of a Relevant Series that this Article 8.1.1(d)(ii) shall apply to that Relevant Series then the following provisions shall apply to that Relevant Series:

(A) if, in the opinion of the board, the distributable profits and distributable reserves of the Company are sufficient to cover the Preference Dividend in respect of the Relevant Series (including any arrears or deficiency of dividend that are cumulative in form) and also the payment in full of all other dividends stated to be payable on such date on any other Series (including any arrears or deficiency of dividend on any such other shares that are in cumulative form) expressed to rank pari passu as regards participation in profits, then, subject to sub-paragraph (D) below, the Preference Dividend on all such Series shall be declared and paid in full;

(B) if, on any Preference Dividend Payment Date the distributable profits and distributable reserves of the Company are, in the opinion of the board, sufficient only to enable partial payment of the Preference Dividend in respect of the Relevant Series (including any arrears or deficiency of dividend that are cumulative in form) and, if applicable, of any dividends payable on such date on any other Series (including any arrears or deficiency of dividend on any such other Series that are in cumulative form) ranking pari passu with the Relevant Series as regards participation in profits (together, the ***Participating Shares***), then, subject to sub-paragraph (D) below, the directors shall apply such distributable profits and distributable reserves in paying dividends to the holders of the Participating Shares pro rata to the amount of dividend on the Participating Shares accrued and payable (including any arrears or deficiency of dividend that are in cumulative form) on or before the relevant Preference Dividend Payment Date.

(C) if, on any Preference Dividend Payment Date, the distributable profits and distributable reserves of the Company are, in the opinion of the board, insufficient to enable payment to be made of any of the Preference Dividend in respect of the Relevant Series (including any arrears or deficiency of dividend that are cumulative in form) and, if applicable, of any dividends payable on such date on any other Series (including any arrears or deficiency of dividend that are cumulative in form) ranking pari passu with the Relevant Series as regards participation in profits, then the Company shall not pay the Preference Dividend in respect of either Series;

(D) if, pursuant to the provisions of sub-paragraphs (B) and (C) above, on any occasion a Preference Dividend in respect of a Relevant Series which is not expressed to have a cumulative right as regards participation in profits (or any part thereof) is not paid, the holders of shares of the Relevant Series shall have no claim in respect of such shortfall;

(E) if a Preference Dividend due on any Preference Dividend Payment Date in respect of any Relevant Series which is expressed to have a cumulative right as regards participation in profits is not paid in full (a ***Preference Dividend Shortfall***) (or a sum is not set aside to provide for its payment in full), and no additional preference shares have been allotted pursuant to sub-paragraph (G), the Company may not (without the written consent of three-fourths in nominal value of, or the sanction of an extraordinary resolution passed at a separate general meeting of, the holders of shares of the Relevant Series) thereafter:

(I) redeem, reduce, purchase or otherwise acquire for any consideration any Parity Obligations or Junior Obligations (and may not set aside or establish any sinking fund for any such redemption, reduction, purchase or other acquisition); or

(II) subject to the provisions of sub-paragraph (f) below, pay or declare any dividend on any Parity Obligations or Junior Obligations,

until such time as the Preference Dividend Shortfall has been paid or a sum has been set aside for its payment in full.

(F) if a Preference Dividend due on any Preference Dividend Payment Date in respect of any Relevant Series which is not expressed to have a cumulative right as regards participation in profits is not paid in full (or a sum is not set aside to provide for its payment in full), and no additional preference shares have been allotted pursuant to sub-paragraph (G), the Company may not (without the written consent of three-fourths in nominal value of, or the sanction of an extraordinary resolution passed at a separate general meeting of, the holders of shares of the Relevant Series) thereafter:

(I) redeem, reduce, purchase or otherwise acquire for any consideration any Parity Obligations or Junior Obligations (and may not set aside or establish any sinking fund for any such redemption, reduction, purchase or other acquisition); or

(II) subject to the provisions of sub-paragraph (f) below, pay or declare any dividend on any other Parity Obligations or Junior Obligations,

for such period following the relevant Preference Dividend Payment Date as may be designated by the board prior to issue.

(G) the provisions described in this sub-paragraph shall apply if determined by the board prior to allotment of the Relevant Series and then only where the Preference Dividend (including any arrears or deficiency of dividend that are in cumulative form) due on any Preference Dividend Payment Date in respect of any Relevant Series is not paid in its entirety pursuant to sub-paragraph (C) (the ***Relevant Dividend***) and the amounts (if any) standing to the credit of the profit and loss account of the Company together with the amount of the reserves of the Company available for the purpose are sufficient to enable the allotments of additional preferences shares referred to in the further provisions of this sub-paragraph to be made in full:

(I) provided that the Company has sufficient authorised but unissued share capital and that the directors are authorised in accordance with section 80 of the Companies Act 1985 to allot the appropriate amount of relevant securities (for which purposes the directors shall, if necessary, call as soon as practicable a general meeting of the Company at which the appropriate resolutions to create such share capital and to obtain such authority are proposed), each holder of shares of the Relevant Series shall, on the date for payment of the Relevant Dividend had such dividend been paid in cash, be allotted such additional nominal amount of preference shares of the same class, denominated in the same currency and carrying identical rights and limitations as the Relevant Series in question, credited as fully paid, as is equal to an amount determined by multiplying the cash amount of the Relevant Dividend (exclusive of any associated tax credit) that would have been payable to him had such dividend been payable in cash by a factor to be determined by the board prior to allotment of the Relevant Series and rounding the resulting sum down to the nearest integral multiple of £1 (in the case of Sterling Preference Shares) and of €1 (in the case of Euro Preference Shares). A holder of Preference Shares receiving an allotment of

additional preference shares in accordance with this sub-paragraph shall not be entitled to receive any part of the Relevant Dividend relating to Relevant Series in cash;

(II) subject to the provisos in sub-paragraph (G)(I) above, for the purpose of paying up preference shares to be allotted on any occasion pursuant to this sub-paragraph, the directors shall capitalise out of the sums standing to the credit of the profit and loss account of the Company and/or to the credit of the Company's reserve accounts (including share premium account) available for the purpose, as the directors may determine, a sum equal to the aggregate nominal amount of the additional preference shares then to be allotted and apply the same in paying up in full the appropriate amount of unissued preference shares of that class or classes in question;

(III) the additional preference shares so allotted shall rank pari passu in all respects with the Relevant Series in respect of which the additional preference shares were so allotted, save only as regards participation in the Relevant Dividend; and

(IV) the board may undertake and do such acts and things as it may consider necessary or expedient for the purpose of giving effect to the provisions described in this sub-paragraph (G).

(e) if, in the opinion of the board, the payment of any Preference Dividend would breach or cause a breach of capital adequacy requirements from time to time applicable to the Company under the UK capital adequacy regime then none of such Preference Dividend shall be declared or paid;

(f) In any calendar year, whether or not any Preference Dividend on any particular Preference Shares has been paid in full and notwithstanding any other provision of these Articles, the board may, if it so resolves, pay (or set aside a sufficient sum for payment of) a special dividend (a ***Special Dividend***) not exceeding (in the case of Sterling Preference Shares) one penny per share or (in the case of Euro Preference Shares) one cent per share on any shares in the capital of the Company in respect of which no dividend has previously been paid in that calendar year. References elsewhere in this article 8A to any dividend payable on any Preference Shares shall not be treated as including a reference to any Special Dividend paid on any particular Preference Shares pursuant to this sub-paragraph (f).

9.1.2 Capital

(a) On a distribution of assets on a winding-up of the Company or return of capital (other than on a redemption or purchase by the Company of any of its share capital), members holding Preference Shares shall in respect thereof be entitled to receive, out of the surplus assets remaining after payment of the Company's liabilities, an amount equal to the amount paid up or credited as paid up on the Preference Shares together with such premium (if any) as may be determined by the board prior to allotment thereof (and so that the board may determine that such premium is payable only in specified circumstances). Unless otherwise determined by the board prior to allotment, such amount in respect of Sterling Preference Shares shall be payable in sterling, and such amount in respect of Euro Preference Shares shall be payable in euros.

(b) In addition to the amount repayable on the Preference Shares in accordance with sub-paragraph (a) above there shall be payable a sum equal to the Preference Dividend which would have been payable by the Company in accordance with paragraph 9.1.1 above (together, in the case of Preference Shares which are expressed to have a cumulative right as regards participation in profits, with any arrears or deficiency of Preference Dividend), calculated at the annual rate determined by the board before allotment of the Preference Shares in question, in respect of the number of days included in the period commencing with the day following whichever Preference Dividend Payment Date shall most recently have occurred prior to the date of commencement of the winding-up of the Company or return of capital and ending with such date of commencement of winding-up or return of capital, as though such period had been one in relation to which a Preference Dividend would have been payable pursuant to the provisions described in paragraph 9.1.1(a) above and the terms of issue of the Preference Shares in question, but subject always to the provisions described in paragraph 9.1.1(d)(ii)(A)(B) and (D) above and to the terms on which any particular Preference Shares are issued.

(c) With respect to the amounts payable or repayable under sub-paragraphs (a) and (b) of this paragraph in the event of a winding-up of the Company or return of capital, Preference Shares shall rank pari passu inter se and with any other shares that are expressed to rank pari passu therewith as regards participation in surplus assets and otherwise in priority to any other share capital of the Company. Save as may be determined by the board prior to the issue of any particular series of Preference Shares, the holders of Preference Shares shall not be entitled in respect thereof to any further or other right of participation in the assets of the Company upon a winding-up or return of capital.

9.1.3 Voting

(a) The holders of any series of Preference Shares will only be entitled to receive notice of and to attend any general meeting of the Company:

(i) if the Preference Dividend on the Preference Shares of such series has not, at the date of the notice of the general meeting, been paid in full in respect of such dividend periods as the board may prior to allotment determine, in which case the holders of the Preference Shares of such series will be entitled to speak and/or vote upon any resolution proposed thereat; or

(ii) if a resolution is proposed at the general meeting:

(A) for, or in relation to, the winding-up of the Company; or

(B) varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the Preference Shares of such series,

in which case the holders of the Preference Shares of such series will be entitled to speak and/or vote only upon such resolution; or

(iii) in such other circumstances, and upon and subject to such terms, as the board may determine prior to allotment.

On a show of hands every holder of Preference Shares who is entitled to vote and who (being an individual) is present in person or (being a corporation) is present by representative shall have one vote. On a poll each holder of Preference Shares present in person or by proxy and entitled to vote shall have such number of votes in respect of each Preference Share as the board may determine prior to the allotment of such shares.

9.1.4 Redemption of Redeemable Preference Shares

(a) The Redeemable Sterling Preference Shares and the Redeemable Euro Preference Shares (together, the ***Redeemable Preference Shares***) shall, subject to the provisions of the Companies Acts and to the other provisions of this paragraph 9.1.4, be redeemable at the option of the Company in whole or in part on any day by the Company giving to each of the holders of the Redeemable Preference Shares to be redeemed not less than fourteen days' prior notice in writing (a ***Notice of Redemption***) and by the Company complying with the other requirements of this paragraph 9.1.4.

(b) In the case of a partial redemption under sub-paragraph (a) of this paragraph 9.1.4, the Company shall for the purposes of ascertaining the particular Redeemable Preference Shares to be redeemed cause a lot to be drawn at the office (or at such other place as the board may determine) in the presence of the auditors.

(c) A Notice of Redemption shall specify the particular Redeemable Preference Shares to be redeemed, the date fixed for redemption (the ***Redemption Date***), the amount payable in respect of each such Redeemable Preference Share on redemption and the place in the United Kingdom at which documents of title in respect of such Redeemable Preference Shares are to be

presented and surrendered for redemption and payment of redemption moneys is to be effected. Upon such presentation and surrender and against the receipt of such holder for the redemption moneys payable in respect of such Redeemable Preference Shares, the Company shall pay to such holder the amount due to him in respect of such redemption and shall cancel the documents of title so delivered. No defect in the Notice of Redemption or in the giving thereof shall affect the validity of the redemption procedure.

(d) There shall be paid on each Redeemable Preference Share so redeemed the amount paid up or credited as paid up thereon, together (to the extent permitted by the Companies Acts) with any premium paid on issue.

(e) The provisions of this sub-paragraph (e) and the following sub-paragraphs (f) and (h) shall have effect in relation to Redeemable Preference Shares for the time being issued and registered in the Register of Members (***Registered Shares***) and represented by certificates (***Certificates***) and in relation to Redeemable Preference Shares which, in accordance with Article 10, are for the time being issued and represented by a warrant (***Bearer Shares***). Payment by the Company in respect of the amount due on redemption shall be made, in the case of a Redeemable Sterling Preference Share, by a sterling cheque drawn on a bank in London, and, in the case of a Redeemable Euro Preference Share, by a euro cheque drawn on a bank in England or Frankfurt, or, upon the request of the holder or joint holders not later than the date specified for the purpose in the Notice of Redemption, by transfer to in the case of a Redeemable Sterling Preference Share, a sterling account maintained by the payee with a bank in London, or in the case of a Redeemable Euro Preference Share, a euro account maintained by the payee with a bank in London or Frankfurt. Such payment will, in the case of a Registered Share, be against presentation and surrender of the relative Certificate at the place or on one of the places specified in the Notice of Redemption and if any Certificate so surrendered includes Redeemable Preference Shares not to be redeemed on the relevant Redemption Date the Company shall within fourteen days thereafter issue to the holder, free of charge, a fresh Certificate in respect of such Redeemable Preference Shares. Such payments will, in the case of a Bearer Share, be made against presentation and surrender of the Warrant and all unmatured dividend coupons and talons (if any) at the place or places specified in the Notice of Redemption. Upon the relevant Redemption Date all unmatured dividend coupons and any talon for additional dividend coupons appertaining thereto (whether or not returned) shall become void and no payment will be made in respect thereof. If the Warrant so surrendered represents any Redeemable Preference Shares not to be redeemed on the relevant Redemption Date the Company shall issue, free of charge, a fresh Warrant representing such Bearer Shares which are not to be redeemed on such Redemption Date. All payments in respect of redemption monies will in all respects be subject to any applicable fiscal or other laws.

(f) As from the relevant Redemption Date the dividend on the Redeemable Preference Shares due for redemption shall cease to accrue except on any such Redeemable Preference Shares in respect of which, upon the due delivery of the

Certificate or, as the case may be, the Warrant and all unmatured dividend coupons and talons (if any) in respect thereof, in accordance with sub-paragraphs (c) and (e) above, payment of the redemption moneys due on such Redemption Date shall be improperly withheld or refused in which case the said dividend, at the rate then applicable, shall be deemed to have continued and shall accordingly continue to accrue from the relevant Redemption Date to the date of payment of such redemption moneys. Such Redeemable Preference Shares shall not be treated as having been redeemed until the redemption moneys in question together with the accrued dividend thereon have been paid whereupon such Redeemable Preference Shares shall be treated as having been redeemed.

(g) If the Redemption Date for any Redeemable Preference Share is not, in the case of a Redeemable Sterling Preference Share, a day on which banks in London are open for business and on which foreign exchange dealings may be conducted in London (a ***Sterling Business Day***), or, in the case of a Redeemable Euro Preference Share, a day in which banks in London and Frankfurt are open for business and on which foreign exchange dealings may be conducted in such cities (a ***Euro Business Day***), then payment of the amount payable on redemption will be made on the next succeeding Sterling Business Day or Euro Business Day as the case may be, and without any interest or other payment in respect of such delay unless such day shall fall within the next calendar month, whereupon such payment will be made on the preceding Sterling Business Day or Euro Business Day, as the case may be.

(h) The receipt of the holder for the time being of any Registered Share (or, in the case of joint registered holders, the receipt of any one of them) and the receipt of the person delivering any Warrant to the place or one of the places specified pursuant to sub-paragraph (c) above in respect of the moneys payable on redemption on such Registered Share or, as the case may be, such Bearer Share, shall constitute an absolute discharge to the Company in respect thereof.

(i) Upon the redemption or purchase of any Redeemable Preference Shares, the directors may (pursuant to the authority given by the passing of the resolution to adopt this article) consolidate and divide and/or sub-divide the authorised, but unissued, Redeemable Preference Share capital existing as a consequence of such redemption or purchase into shares of a larger or smaller amount (and so that the provisions of articles 48 and 49 shall, where relevant, apply to any such consolidation, division or sub-division).

9.1.5 Further Shares

(a) Save as provided by the terms of issue of any particular Preference Shares, the Company shall not create or issue any further shares ranking as regards participation in the profits and assets of the Company in priority to the Preference Shares.

(b) Any series of Preference Shares or other shares ranking pari passu in some or all respects with the Preference Shares then in issue may (unless otherwise

provided by the terms of issue of the Preference Shares then in issue), without their creation or issue being deemed to vary the special rights attached to any Preference Shares then in issue, either carry rights identical in all respects with such Preference Shares or any of them or carry rights differing therefrom in any respect. Unless otherwise provided by the terms of issue, the rights attaching to any Preference Shares shall not be deemed to be varied or abrogated by the purchase, redemption or cancellation by the Company of any of its shares ranking as regards participation in the profits or assets of the Company pari passu with or after such Preference Shares.

SHARE RIGHTS

Shares with special rights

10.1 Subject to the provisions of the Companies Acts and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine.

Share warrants to bearer

10.2 The board may issue share warrants to bearer in respect of any fully paid up shares under a seal of the Company, or in any other manner authorised by the board. Any share while represented by such a warrant shall be transferable by delivery of the warrant relating to it. In any case in which a warrant is so issued, the board may provide for the payment of dividends or other moneys on the shares represented by the warrant by coupons or otherwise. The board may decide, either generally or in any particular case or cases, that any signature on any such warrant may be applied by mechanical means or printed on it or that the warrant need not be signed by any person.

Conditions of issue of share warrants

10.3 The board may determine, and from time to time vary, the conditions on which share warrants to bearer shall be issued and, in particular, the conditions on which:

(a) a new warrant or coupon shall be issued in place of one worn-out, defaced, lost or destroyed (but no new warrant shall be issued unless the Company is satisfied beyond reasonable doubt that the original has been destroyed); or

(b) the bearer shall be entitled to attend and vote at general meetings; or

(c) a warrant may be surrendered and the name of the bearer entered in the register in respect of the shares specified in the warrant.

The bearer of such a warrant shall be subject to the conditions for the time being in force in relation to the warrant, whether made before or after the issue of the warrant. Subject to those conditions and to the provisions of the Companies Acts, the bearer shall be deemed to be a member of the Company and shall have the same rights and privileges as he would have if his name had been included in the register as the holder of the shares comprised in the warrant.

No right in relation to share 10.4 The Company shall not be bound by or be compelled in any way to recognise any right in respect of the share represented by a share warrant other than the bearer's absolute right to the warrant.

Section 80 authority 11.1 The board has general and unconditional authority to exercise all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the section 80 amount, for each prescribed period.

Section 89 disapplication 11.2 The board is empowered for each prescribed period to allot equity securities for cash pursuant to the authority conferred by Article 11.1 as if section 89(1) of the Act did not apply to any such allotment, provided that its power shall be limited to:

(a) the allotment of equity securities in connection with an issue in favour of the holders of relevant shares where the equity securities respectively attributable to the interests of all the holders of relevant shares are proportionate (as nearly as practicable) to the respective numbers of relevant shares held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal, regulatory or practical problems under the laws or regulations of any overseas territory or the requirements of any regulatory body or stock exchange; and

(b) the allotment (otherwise than pursuant to Article 11.2(a)) of equity securities up to an aggregate nominal amount equal to the section 89 amount.

Allotment after expiry 11.3 Before the expiry of a prescribed period the Company may make an offer or agreement which would or might require equity securities or other relevant securities to be allotted after such expiry. The board may allot equity securities or other relevant securities in pursuance of that offer or agreement as if the prescribed period during which that offer or agreement was made had not expired.

Definitions 11.4 In this Article:

prescribed period means any period for which the authority conferred by Article 11.1 is given by ordinary or special resolution stating the section 80 amount and/or the power conferred by Article 11.2 is given by special resolution stating the section 89 amount;

section 80 amount means, for any prescribed period, the amount stated in the relevant ordinary or special resolution; and

section 89 amount means, for any prescribed period, the amount stated in the relevant special resolution.

Residual allotment powers 12. Subject to the provisions of the Companies Acts relating to authority, pre-emption rights or otherwise and of any resolution of the Company in general

meeting passed pursuant to those provisions, and, in the case of redeemable shares, the provisions of Article 13:

(a) all unissued shares for the time being in the capital of the Company shall be at the disposal of the board; and

(b) the board may allot (with or without conferring a right of renunciation), grant options over, or otherwise dispose of them to such persons on such terms and conditions and at such times as it thinks fit.

Redeemable shares

13. Subject to the provisions of the Companies Acts, and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these Articles.

Commissions

14. The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Acts. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

Trusts not recognised

15. Except as required by law and except to the extent expressly provided in Articles 149 and 164 in relation to the trustee to whom shares may be issued in accordance with the terms of the transfer of the business of the Society to the Company, the Company shall recognise no person as holding any share on any trust and (except as otherwise provided by these Articles or by law) the Company shall not be bound by or recognise any interest in any share (or in any fractional part of a share) except the holder's absolute right to the entirety of the share (or fractional part of the share).

VARIATION OF RIGHTS

Method of varying rights

16.1 Subject to the provisions of the Companies Acts, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may (unless otherwise provided by the terms of allotment or issue of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either:

(a) with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class, which consent shall be by means of one or more instruments or contained in one or more electronic communications sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose or a combination of both; or

(b) with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class,

(but not otherwise).

When rights deemed to be varied

16.2 For the purposes of this Article, unless otherwise expressly provided by the rights attached to any share or class of shares, those rights shall be deemed to be varied by:

(a) the reduction of the capital paid up on that share or class of shares otherwise than by a purchase or redemption by the Company of its own shares; and

(b) the allotment of another share ranking in priority for payment of a dividend or in respect of capital or which confers on its holder voting rights more favourable than those conferred by that share or class of shares,

but shall not be deemed to be varied by:

(c) the creation or issue of another share ranking equally with, or subsequent to, that share or class of shares or by the purchase or redemption by the Company of its own shares; or

(d) the Company permitting, in accordance with the Regulations, the holding and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system.

UNCERTIFICATED SHARES

Uncertificated shares

17.1 Subject to the provisions of the Regulations, the board may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares shall cease to be a participating security.

Not separate class of shares

17.2 Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class:

(a) is held in uncertificated form; or

(b) is permitted in accordance with the Regulations to become a participating security.

Exercise of Company's entitlements in respect of uncertificated shares

17.3 Where any class of shares is a participating security and the Company is entitled under any provision of the Companies Acts, the Regulations or the Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Companies Acts, the Regulations, the Articles and the facilities and requirements of the relevant system:

(a) to require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company;

(b) to require the holder of that uncertificated share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice;

(c) to require the holder of that uncertificated share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice; and

(d) to take any action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

SHARE CERTIFICATES

Members' rights to certificates

18. Every member, on becoming the holder of any certificated share (except a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled, without payment, to one certificate for all the certificated shares of each class held by him (and, on transferring a part of his holding of certificated shares of any class, to a certificate for the balance of his holding of certificated shares). He may elect to receive one or more additional certificates for any of his certificated shares if he pays for every certificate after the first a reasonable sum determined from time to time by the board. Every certificate shall:

(a) be executed under the seal or in accordance with Article 137 or in such other manner as the board may approve; and

(b) specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on the shares.

The Company shall not be bound to issue more than one certificate for certificated shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. Shares of different classes may not be included in the same certificate.

Replacement certificates

19. If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional out-of-pocket expenses reasonably incurred by the Company in investigating evidence and preparing the requisite form of indemnity as the board may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

LIEN

Company to have lien on shares

20. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to the Company (whether presently or not) in respect of that share. The board may at any time (generally or in

particular cases) waive any lien or declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to any amount (including without limitation dividends) payable in respect of it.

Enforcement of lien by sale

21.1 The Company may sell, in such manner as the board determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share, or to the person entitled to it by transmission, demanding payment and stating that if the notice is not complied with the share may be sold.

Giving effect to sale

21.2 To give effect to that sale the board may, if the share is a certificated share, authorise any person to execute an instrument of transfer in respect of the share sold to, or in accordance with the directions of, the buyer. If the share is an uncertificated share, the board may exercise any of the Company's powers under Article 17.3 to effect the transfer of the share to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase money and his title to the share shall not be affected by any irregularity in or invalidity of the proceedings in relation to the sale.

Application of proceeds

21.3 The net proceeds of the sale, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the sum in respect of which the lien exists as is presently payable. Any residue shall (if the share sold is a certificated share, on surrender to the Company for cancellation of the certificate in respect of the share sold and, whether the share sold is a certificated share or uncertificated share, subject to a like lien for any moneys not presently payable as existed on the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES

Power to make calls

22. Subject to the terms of allotment, the board may from time to time make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium). Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company the amount called on his shares as required by the notice. A call may be required to be paid by instalments. A call may be revoked in whole or part and the time fixed for payment of a call may be postponed in whole or part as the board may determine. A person on whom a call is made shall remain liable for calls made on him even if the shares in respect of which the call was made are subsequently transferred.

Time when call made

23. A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

Liability of joint holders

24. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

Interest payable

25. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall

pay interest on the amount unpaid from the day it became due and payable until it is paid. Interest shall be paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, the rate determined by the board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined by the Act) but the board may in respect of any individual member waive payment of such interest wholly or in part.

Deemed calls

26. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment. If it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

Differentiation on calls

27. Subject to the terms of allotment, the board may make arrangements on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of calls on their shares.

Payment of calls in advance

28. The board may, if it thinks fit, receive from any member all or any part of the moneys uncalled and unpaid on any share held by him. Such payment in advance of calls shall extinguish the liability on the share in respect of which it is made to the extent of the payment. The Company may pay on all or any of the moneys so advanced (until they would but for such advance become presently payable) interest at such rate agreed between the board and the member not exceeding (unless the Company by ordinary resolution otherwise directs) 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act).

FORFEITURE AND SURRENDER

Notice requiring payment of call

29. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the board may give to the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

Forfeiture for non-compliance

30. If that notice is not complied with, any share in respect of which it was sent may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited share which have not been paid before the forfeiture. When a share has been forfeited, notice of the forfeiture shall be sent to the person who was the holder of the share before the forfeiture. Where the forfeited share is held in certificated form, an entry shall be made promptly in the register opposite the entry of the share showing that notice has been sent, that the share has been forfeited and the date of forfeiture. No forfeiture shall be invalidated by the omission or neglect to send that notice or to make those entries.

Sale of forfeited shares 31. Subject to the provisions of the Companies Acts, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board determines, either to the person who was the holder before the forfeiture or to any other person. At any time before sale, re-allotment or other disposal, the forfeiture may be cancelled on such terms as the board thinks fit. Where, for the purposes of its disposal, a forfeited share held in certificated form is to be transferred to any person, the board may authorise any person to execute an instrument of transfer of the shares to that person. Where, for the purposes of its disposal, a forfeited share held in uncertificated form is to be transferred to any person, the board may exercise any of the Company's powers under Article 17.3 to effect the transfer of the share to that person. The Company may receive the consideration given for the share on its disposal and may register the transferee as holder of the share.

Liability following forfeiture 32. A person shall cease to be a member in respect of any share which has been forfeited and shall, if the share is a certificated share, surrender the certificate for any forfeited share to the Company for cancellation. The person shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of that share with interest on that amount at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the rate determined by the board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act), from the date of forfeiture until payment. The board may waive payment wholly or in part or enforce payment without any allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal.

Surrender 33. The board may accept the surrender of any share which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

Extinction of rights 34. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only those rights and liabilities expressly saved by these Articles, or as are given or imposed in the case of past members by the Companies Acts.

Evidence of forfeiture or surrender 35. A statutory declaration by a director or the secretary that a share has been duly forfeited or surrendered on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject, if necessary, to the execution of an instrument of transfer or transfer by means of the relevant system, as the case may be) constitute a good title to the share. The person to whom the share is disposed of shall not be bound to see to the application of the purchase money, if any, and his title to the share shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

Form and execution of transfer of certificated shares

36. The instrument of transfer of a certificated share may be in any usual form or in any other form which the board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.

Transfers of partly paid certificated shares

37. The board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis.

Invalid transfers

38.1 The board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

(a) is lodged, duly stamped (if stampable), at the office or at another place appointed by the board accompanied by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of shares; and

(c) is in favour of not more than four transferees.

Transfers by recognised persons

38.2 In the case of a transfer of certificated shares by a recognised person, the lodging of a share certificate will only be necessary if and to the extent that a certificate has been issued in respect of the share in question.

39. The board may refuse to register the transfer of an uncertificated share in any circumstances permitted by the London Stock Exchange, the Regulations and the rules and practices of the Operator of the relevant system. Without prejudice to the generality of the foregoing, the directors shall have the right to refuse to register any transfer which would give rise to a breach of the protective provisions set out in Articles 5 and 6.

Notice of refusal to register

40. If the board refuses to register a transfer of a share in certificated form it shall send to the transferee notice of the refusal within two months after the date on which the transfer was lodged with the Company.

Suspension of registration

41. The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any year) as the board may determine, except that the board may not suspend the registration of transfers of any participating security without the consent of the Operator of the relevant system.

No fee payable on registration

42. No fee shall be charged for the registration of any transfer or other document relating to or affecting the title to a share.

Retention of transfers

43. The Company shall be entitled to retain an instrument of transfer which is registered, but an instrument of transfer which the board refuses to register shall be returned to the person lodging it when notice of the refusal is sent.

TRANSMISSION OF SHARES

Transmission

44. If a member dies, the survivor, or survivors where he was a joint holder, and his personal representatives, where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest. Nothing in these Articles shall release the estate of a deceased member (whether a sole or joint holder) from any liability in respect of any share held by him.

Elections permitted

45.1 A person becoming entitled by transmission to a share may, on production of any evidence as to his entitlement properly required by the board, elect either to become the holder of the share or to have another person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to become holder or to have another person registered and the share is an uncertificated share, he shall take any action the board may require (including without limitation the execution of any document and the giving of any instruction by means of a relevant system) to enable himself or that person to be registered as the holder of the share. All the provisions of these Articles relating to the transfer of shares apply to that notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred.

Elections required

45.2 The board may at any time send a notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the board may after the expiry of that period withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

Rights of persons entitled by transmission

46. A person becoming entitled by transmission to a share shall, on production of any evidence as to his entitlement properly required by the board and subject to the requirements of Article 45, have the same rights in relation to the share as he would have had if he were the holder of the share, subject to Article 147. That person may give a discharge for all dividends and other moneys payable in respect of the share, but he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the Company or to receive notice of or to attend or vote at any separate meeting of the holders of any class of shares in the capital of the Company.

ALTERATION OF SHARE CAPITAL

Alterations by ordinary resolution

47. Subject to the provisions of Article 8, the Company may by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Companies Acts, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

New shares subject to these Articles

48. All shares created by ordinary resolution pursuant to Article 47 shall be:

(a) subject to all the provisions of these Articles including, without limitation, provisions relating to payment of calls, lien, forfeiture, transfer and transmission; and

(b) unclassified, unless otherwise provided by these Articles, by the resolution creating the shares or by the terms of allotment of the shares.

Fractions arising

49. Whenever any fractions arise as a result of a consolidation or sub-division of shares, the board may on behalf of the members deal with the fractions as it thinks fit. In particular, without limitation, the board may sell shares representing fractions to which any members would otherwise become entitled to any person (including, subject to the provisions of the Companies Acts, the Company) and distribute the net proceeds of sale in due proportion among those members. Where the shares to be sold are held in certificated form, the board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with, the buyer's directions. Where the shares to be sold are held in uncertificated form, the board may do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with, the buyer's directions. The buyer shall not be bound to see to the application of the purchase moneys and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in relation to the sale.

Power to reduce capital

50. Subject to the provisions of the Companies Acts, the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

PURCHASE OF OWN SHARES

Power to purchase own shares

51. Subject to and in accordance with the provisions of the Companies Acts and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class (including without

limitation redeemable shares) in any way and at any price (whether at par or above or below par).

GENERAL MEETINGS

Types of general meeting

52. All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings. The board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts.

Class meetings

53. All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that:

(a) the necessary quorum shall be two persons or, in the case of a meeting of the holders of Foundation Shares, one person holding or representing by proxy at least one-third in nominal value of the issued shares of the class or, at any adjourned meeting of such holders, one holder present in person or by proxy, whatever the amount of his holding, who shall be deemed to constitute a meeting;

(b) any holder of shares of the class present in person or by proxy may demand a poll; and

(c) each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him.

Convening general meetings

54. The board may call general meetings whenever and at such times and places as it shall determine. On the requisition of members pursuant to the provisions of the Companies Acts, the board shall promptly convene an extraordinary general meeting in accordance with the requirements of the Companies Acts. If there are insufficient directors in the United Kingdom to call a general meeting, any director of the Company may call a general meeting, but where no director is willing or able to do so, any two members of the Company may summon a meeting for the purpose of appointing one or more directors.

NOTICE OF GENERAL MEETINGS

Period of notice

55.1 An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least 21 clear days' notice. All other extraordinary general meetings shall be called by at least 14 clear days' notice.

Recipients of notice

55.2 Subject to the provisions of the Companies Acts, to the provisions of these Articles and to any restrictions imposed on any shares, the notice shall be sent to all the members, to each of the directors and to the auditors.

Contents of notice: general

56.1 The notice shall specify the time and place of the meeting (including without limitation any satellite meeting place arranged for the purposes of

Article 57.3, which shall be identified as such in the notice) and, in the case of special business, the general nature of that business. All business that is transacted at an extraordinary general meeting shall be deemed special. All business transacted at an annual general meeting shall be deemed special except:

(a) the declaration of dividends;

(b) the consideration and adoption of the accounts and balance sheet and the reports of the directors and auditors and other documents required to be annexed to the accounts;

(c) the appointment and re-appointment of directors;

(d) the appointment of auditors where special notice of the resolution for such appointment is not required by the Companies Acts; and

(e) the fixing of, or the determining of the method of fixing, the remuneration of the directors or auditors.

Contents of notice: additional requirements

56.2 In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special or extraordinary resolution, the notice shall specify the intention to propose the resolution as a special or extraordinary resolution, as the case may be.

Article 57.3 arrangements

56.3 The notice shall include details of any arrangements made for the purpose of Article 57.3 (making clear that participation in those arrangements will not amount to attendance at the meeting to which the notice relates).

General meetings at more than one place

57.1 The board may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. The members present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that members attending at all the meeting places are able to:

(a) participate in the business for which the meeting has been convened;

(b) hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place; and

(c) be heard and seen by all other persons so present in the same way.

The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

Interruption or adjournment where facilities inadequate

57.2 If it appears to the chairman of the general meeting that the facilities at the principal meeting place or any satellite meeting place have become inadequate for the purposes referred to in Article 57.1, then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of such adjournment shall be valid. The provisions of Article 63.2 shall apply to any such adjournment.

Other arrangements for viewing/hearing proceedings

57.3 The board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise), by attending a venue anywhere in the world not being a satellite meeting place. Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting.

Controlling level of attendance

57.4 The board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 57.3 (including, without limitation, the issue of tickets or the imposition of some other means of selection) which it in its absolute discretion considers appropriate, and may from time to time change those arrangements. If a member who, pursuant to those arrangements, is not entitled to attend in person or by proxy at any particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 57.3. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any such arrangements then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

Change in place and/or time of meeting

57.5 If, after the sending of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the board decides that it is impracticable or unreasonable to hold the meeting at the declared place and/or time, it may change the place and/or postpone the time at which the meeting is to be held. If such a decision is made, the board may then change the place and/or postpone the time again if it decides that it is reasonable to do so. In either case:

(a) no new notice of the meeting need be sent, but the board shall, if practicable, advertise the date, time and place of the meeting in at least two newspapers having a national circulation and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

(b) a proxy appointment in relation to the meeting may, if by means of an instrument, be delivered to the office or to such other place within the

United Kingdom as may be specified by or on behalf of the Company in accordance with Article 84.1(a) or, if contained in an electronic communication, be received at the address (if any) specified by or on behalf of the Company in accordance with Article 84.1(b) at any time not less than 48 hours before any new time appointed for holding the meeting.

Meaning of participate

57.6 For the purposes of this Article 57, the right of a member to participate in the business of any general meeting shall include, without limitation, the right to speak, vote on a show of hands, vote on a poll, be represented by a proxy and have access to all documents which are required by the Companies Acts and these Articles to be made available at the meeting.

Accidental omission to send notice

58.1 The accidental omission to send a notice of a meeting, or to send any notification where required by the Companies Acts or the Articles in relation to the publication of a notice of meeting on a website, or to send a form of proxy where required by these Articles, to any person entitled to receive it, or the non-receipt for any reason of any such notice or notification or form of proxy by that person, whether or not the Company is aware of such omission or non-receipt, shall not invalidate the proceedings at that meeting.

Security

58.2 The board and, at any general meeting, the chairman may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The board and, at any general meeting, the chairman are entitled to refuse entry to a person who refuses to comply with these arrangements, requirements or restrictions.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

59. No business shall be transacted at any general meeting unless a quorum is present, but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, two persons present in person or by proxy and entitled to vote on the business to be transacted shall be a quorum.

If quorum not present

60. If such a quorum is not present within five minutes (or such longer time not exceeding 30 minutes as the chairman of the meeting may decide to wait) from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such time and place as the chairman of the meeting may determine. The adjourned meeting shall be dissolved if a quorum is not present within 15 minutes after the time appointed for holding the meeting.

Chairman

61. The chairman, if any, of the board or, in his absence, any deputy chairman of the Company or, in his absence, some other director nominated by the board, shall preside as chairman of the meeting. If neither the chairman nor any deputy

chairman nor such other director (if any) is present within five minutes after the time appointed for holding the meeting or is not willing to act as chairman, the directors present shall elect one of their number to be chairman. If there is only one director present and willing to act, he shall be chairman. If no director is willing to act as chairman, or if no director is present within five minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

Directors entitled to speak

62. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the capital of the Company.

Adjournments: chairman's powers

63.1 The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place. No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. In addition (and without prejudice to the chairman's power to adjourn a meeting conferred by Article 57.2), the chairman may adjourn the meeting to another time and place without such consent if it appears to him that:

(a) it is likely to be impracticable to hold or continue that meeting because of the number of members wishing to attend who are not present; or

(b) the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

Adjournments: procedures

63.2 Any such adjournment may be for such time and to such other place (or, in the case of a meeting held at a principal meeting place and a satellite meeting place, such other places) as the chairman may, in his absolute discretion, determine, notwithstanding that by reason of such adjournment some members may be unable to be present at the adjourned meeting. Any such member may nevertheless appoint a proxy for the adjourned meeting either in accordance with Article 84 or by means of an instrument which, if delivered by him at the meeting which is adjourned to the chairman or the secretary or any director, shall be valid even though it is given at less notice than would otherwise be required by Article 84. When a meeting is adjourned for 30 days or more or for an indefinite period, notice shall be sent at least seven clear days before the date of the adjourned meeting specifying the time and place (or places, in the case of a meeting to which Article 57.1 applies) of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to send any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Amendments to resolutions

64. If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of

the chairman, an amendment may be withdrawn by its proposer before it is voted on. No amendment to a resolution duly proposed as a special or extraordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error). No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either (a) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and the intention to move it has been delivered by means of an instrument to the office, or to such other place as may be specified by or on behalf of the Company for that purpose, or received in an electronic communication at such address (if any) for the time being notified by or on behalf of the Company for that purpose or (b) the chairman in his absolute discretion decides that the amendment may be considered and voted on.

Methods of voting

65. A resolution put to the vote of a general meeting shall be decided on a show of hands unless, before or on the declaration of the result of a vote on the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. Subject to the provisions of the Companies Acts, a poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least five members (including proxies) who are present and who have the right to vote at the meeting; or

(c) any member or members (including a proxy or proxies) who are present and who represent not less than one-tenth of the total voting rights of all the members (including proxies) having the right to vote at the meeting; or

(d) any member or members (including a proxy or proxies) who are present and who hold shares (or who have been appointed to represent a member or members in respect of shares) conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A demand by a person as proxy for a member shall be the same as a demand by the member.

Declaration of result

66. Unless a poll is duly demanded (and the demand is not withdrawn before the poll is taken) a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Chairman's casting vote

67. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

Withdrawal of demand for poll

68. The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll.

Conduct of poll

69. Subject to Article 70 a poll shall be taken as the chairman directs and he may, and shall if required by the meeting, appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

When poll to be taken

70. A poll demanded on the election of a chairman or on a question of adjournment shall be taken at the meeting at which it is demanded. A poll demanded on any other question shall be taken either at the meeting or at such time and place as the chairman directs not being more than 30 days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

Notice of poll

71. No notice need be sent of a poll not taken at the meeting at which it is demanded if the time and place at which it is to be taken are announced at the meeting. In any other case notice shall be sent at least seven clear days before the taking of the poll specifying the time and place at which the poll is to be taken.

Effectiveness of special and extraordinary resolutions

72. Where for any purpose an ordinary resolution of the Company is required, a special or extraordinary resolution shall also be effective. Where for any purpose an extraordinary resolution is required, a special resolution shall also be effective.

VOTES OF MEMBERS

Right to vote

73. Subject to any rights or restrictions attached to any shares, on a show of hands every member who is present in person shall have one vote. A proxy appointed, in respect of all or part of such shareholding, by a member who holds shares in the Company pursuant to a written agreement with the Company on behalf of a third party or a number of third parties (a ***Nominee Proxy***) shall on a show of hands also have one vote (and, for the avoidance of doubt, any such proxy will, on a show of hands, be entitled to one vote only, even if that proxy is himself a member or is acting as proxy for more than one member). Subject to any rights or restrictions attached to any shares, on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder.

Votes of joint holders

74. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

Member under incapacity

75. A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised for that purpose appointed by that court or official. That receiver, curator bonis or other person may, on a poll, vote by proxy. The right to vote shall be exercisable only if evidence satisfactory to the board of the authority of the person claiming to exercise the right to vote has been deposited at the office, or at another place specified in accordance with these Articles for the delivery of proxy appointments, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised.

Calls in arrears

76. No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

Section 212 of the Act, restrictions if in default

77.1 If at any time the board is satisfied that any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 212 of the Act (a ***section 212 notice***) and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the board may, in its absolute discretion at any time thereafter by notice (a ***direction notice***) to such member direct that:

(a) in respect of the shares in relation to which the default occurred (the ***default shares***, which expression includes any shares issued after the date of the section 212 notice in respect of those shares) the member shall not be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll; and

(b) where the default shares represent at least ¼ of one per cent. in nominal value of the issued shares of their class, then the direction notice may additionally direct that in respect of the default shares:

(i) no payment shall be made by way of dividend and no share shall be allotted pursuant to Article 146;

(ii) no transfer of any default share shall be registered unless:

(A) the member is not himself in default as regards supplying the information requested and the instrument of transfer when presented for registration is accompanied by a certificate by the member in such form as the board may in its absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person in default as regards

supplying such information is interested in any of the shares the subject of the transfer; or

(B) the transfer is an approved transfer; or

(C) registration of the transfer is required by the Regulations.

Copy of notice to interested persons

77.2 The Company shall send a copy of the direction notice to each other person appearing to be interested in the default shares, but the failure or omission by the Company to do so shall not invalidate such notice.

When restrictions cease to have effect

77.3 Any direction notice shall cease to have effect not more than seven days after the earlier of receipt by the Company of:

(a) a notice of an approved transfer, but only in relation to the shares transferred; or

(b) all the information required by the relevant section 212 notice, in a form satisfactory to the board.

Board may cancel restrictions

77.4 The board may at any time send a notice cancelling a direction notice.

Conversion of uncertificated shares

77.5 The Company may exercise any of its powers under Article 17.3 in respect of any default share that is held in uncertificated form.

Provisions supplementary to Article 77

78.1 For the purposes of Article 77:

(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has given to the Company a notification under section 212 of the Act which either (i) names such person as being so interested or (ii) fails to establish the identities of all those interested in the shares and (after taking into account the said notification and any other relevant section 212 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(b) the prescribed period is 14 days from the date of service of the section 212 notice; and

(c) a transfer of shares is an approved transfer if:

(i) it is a transfer of shares pursuant to an acceptance of a takeover offer (within the meaning of section 428(1) of the Act); or

(ii) the board is satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with any other person appearing to be interested in the shares; or

(iii) the transfer results from a sale made through a recognised investment exchange as defined in the Financial Services and Markets Act 2000 or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded.

Section 216 of the Act

78.2 Nothing contained in Article 77 limits the power of the Company under section 216 of the Act.

Errors in voting

79. If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or at any adjournment of the meeting, and, in the opinion of the chairman, it is of sufficient magnitude to vitiate the result of the voting.

Objection to voting

80. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered. Every vote not disallowed at such meeting shall be valid and every vote not counted which ought to have been counted shall be disregarded. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

Supplementary provisions on voting

81. On a poll, votes may be given either personally or by proxy. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

PROXIES AND CORPORATE REPRESENTATIVES

Appointment of proxy: execution

82. The appointment of a proxy, whether by means of an instrument or contained in an electronic communication, shall be executed in such manner as the board may approve. Subject thereto, the appointment of a proxy shall be executed by the appointor or his attorney or, if the appointor is a corporation, executed by a duly authorised officer, attorney or other authorised person or under its common seal. For the purpose of this Article and Articles 83 and 84, an electronic communication which contains a proxy appointment need not comprise writing if the board so determines and in such a case, if the board so determines, the appointment need not be executed but shall instead be subject to such conditions as the board may approve.

Method of proxy appointment

83 The appointment of a proxy shall be in any usual form or in any other form which the board may approve. Subject thereto, the appointment of a proxy may be:

(a) by means of an instrument; or

(b) contained in an electronic communication sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose, provided that the electronic communication is received in accordance with Article 84 not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 57.5) or, where a poll is taken more than 48

hours after it is demanded, after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll.

The board may, if it thinks fit, but subject to the provisions of the Act, at the Company's expense send forms of proxy for use at the meeting and issue invitations contained in electronic communications to appoint a proxy in relation to the meeting in such form as may be approved by the board. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. Subject to Article 85.2, a member may appoint more than one proxy to attend on the same occasion, provided that, in any such case, the member must state in the appointment of each such proxy the number of shares in respect of which the appointment of that proxy is made.

Delivery/receipt of proxy appointment

84.1 Without prejudice to Article 57.5(b) or to the second sentence of Article 63.2, the appointment of a proxy shall:

(a) in the case of an appointment contained in an instrument, be delivered personally, by post or facsimile transmission to the office or such other place within the United Kingdom as may be specified by or on behalf of the Company for that purpose:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting,

not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 57.5) at which the person named in the appointment proposes to vote; or

(b) in the case of an appointment contained in an electronic communication, where an address has been specified by or on behalf of the Company for the purpose of receiving electronic communications:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting, or

(iii) in any invitation contained in an electronic communication to appoint a proxy issued by or on behalf of the Company in relation to the meeting,

be received at that address not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 57.5) at which the person named in the appointment proposes to vote; or

(c) in the case of an appointment contained in an instrument or of an appointment contained in an electronic communication, where a poll is taken more than 48 hours after it is demanded, be delivered or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(d) in the case only of an appointment contained in an instrument, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director.

Receipt of authority

84.2 Any power of attorney or other written authority under which a proxy appointment is executed or an office or notarially certified copy or a copy certified in accordance with the Powers of Attorney Act 1971 of such power or written authority shall be:

(a) delivered personally, by post or facsimile transmission to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 84.1(a) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 57.5) at which the person named in the appointment proposes to vote; or

(b) where a poll is taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c) where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director together with the proxy appointment to which it relates.

84.3 A proxy appointment which is not delivered or received in accordance with Article 84.1, or in respect of which Article 84.2 has not been complied with, shall be invalid. No proxy appointment shall be valid more than twelve months after the date stated in it as the date of its execution. When two or more valid proxy appointments are delivered or received in respect of the same share for use at the same meeting, the one which was executed last shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was executed last, none of them shall be treated as valid in respect of that share.

Validity of proxy appointment

85.1 A proxy appointment shall be deemed to include the right to demand, or join in demanding, a poll and, in the case of a Nominee Proxy only, to confer the right to speak at a meeting. A proxy who is not a Nominee Proxy shall not, except with the permission of the chairman, have any right to speak at a meeting. The proxy appointment shall also be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy

thinks fit. The proxy appointment shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates.

85.2 If a member appoints more than one proxy and the proxy appointments purport, in aggregate, to confer on those proxies the authority to vote at a general meeting more shares than are at the relevant time held by that member, each of those proxy appointments shall be invalid and none of the proxies so appointed by that member shall be entitled to attend, speak (if relevant) or vote at that general meeting.

Corporate representatives

86. Any corporation or corporation sole which is a member of the Company (in this Article the ***grantor***) may (in the case of a corporation, by resolution of its directors or other governing body or by authority to be given under seal or under the hand of an officer duly authorised by it) authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any separate meeting of the holders of any class of shares. A person so authorised shall be entitled to exercise the same power on behalf of the grantor as the grantor could exercise if it were an individual member of the Company, save that a director, the secretary or other person authorised for the purpose by the secretary may require such person to produce a certified copy of the resolution of authorisation or other authority before permitting him to exercise his powers. The grantor shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

Revocation of authority

87. A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding the poll unless notice of the determination was received by the Company as mentioned in the following sentence at least three hours before the start of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. Such notice of determination shall be either by means of an instrument received by the Company at the office or at such other place within the United Kingdom as may have been specified by or on behalf of the Company for the purpose of receiving proxy appointments in accordance with Article 84.1(a) or contained in an electronic communication received at the address (if any) specified by or on behalf of the Company for the purpose of receiving proxy appointments in accordance with Article 84.1(b), regardless of whether any relevant proxy appointment was effected by means of an instrument or contained in an electronic communication. For the purpose of this Article, an electronic communication which contains such notice of determination need not comprise writing if the board has determined that the electronic communication which contains the relevant proxy appointment need not comprise writing.

NUMBER OF DIRECTORS

Limits on number of directors

88. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than two but shall not be subject to any maximum in number.

APPOINTMENT AND RETIREMENT OF DIRECTORS

Number of directors to retire

89. At every annual general meeting one-third of the directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to one-third shall retire from office; but:

(a) if any director has at the start of the annual general meeting been in office for more than three years since his last appointment or re-appointment, he shall retire; and

(b) if there is only one director who is subject to retirement by rotation, he shall retire.

Which directors to retire

90. Subject to the provisions of the Companies Acts and these Articles, the directors to retire by rotation shall be those who have been longest in office since their last appointment or re-appointment. As between persons who became or were last re-appointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the date of the notice convening the annual general meeting. No director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the directors after the date of the notice but before the close of the meeting.

When director deemed to be re-appointed

91. If the Company does not fill the vacancy at the meeting at which a director retires by rotation or otherwise, the retiring director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the re-appointment of the director is put to the meeting and lost.

Eligibility for election

92. No person other than a director retiring by rotation shall be appointed a director at any general meeting unless:

(a) he is recommended by the board; or

(b) not less than seven nor more than 42 days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been received by the Company of the intention to propose that person for appointment stating the particulars which would, if he were so appointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed.

Separate resolutions on appointment

93. Except as otherwise authorised by the Companies Acts, the appointment of any person proposed as a director shall be effected by a separate resolution.

Additional powers of the Company

94. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director and may also determine the rotation in which any additional directors are to retire. The appointment of a person to fill a vacancy or as an additional director shall take effect from the end of the meeting.

Appointment by board

95. The board may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director and in either case whether or not for a fixed term, provided that the appointment does not cause the number of directors to exceed the number, if any, fixed by or in accordance with these Articles as the maximum number of directors. Irrespective of the terms of his appointment, a director so appointed shall hold office only until the next following general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting. If not re-appointed at such general meeting, he shall vacate office at its conclusion.

Position of retiring directors

96. A director who retires at an annual general meeting may, if willing to act, be re-appointed. If he is not re-appointed, he shall retain office until the meeting appoints someone in his place, or if it does not do so, until the end of the meeting.

Age limit

97. No person shall be disqualified from being appointed or re-appointed a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 or any other age nor shall it be necessary by reason of his age to give special notice under the Companies Acts of any resolution. Where the board convenes any general meeting of the Company at which (to the knowledge of the board) a director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of 70 or more, the board shall give notice of his age in years in the notice convening the meeting or in any document sent with the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or re-appointment of that director, at that meeting.

No share qualification

98. A director shall not be required to hold any shares in the capital of the Company by way of qualification.

ALTERNATE DIRECTORS

Power to appoint alternates

99. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the board and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him.

Alternates entitled to receive notice

100. An alternate director shall be entitled to receive notice of all meetings of the board and of all meetings of committees of the board of which his appointor is a member, to attend and vote at any such meeting at which his appointor is not personally present, and generally to perform all the functions of his appointor

(except as regards power to appoint an alternate) as a director in his absence. It shall not be necessary to send notice of such a meeting to an alternate director who is absent from the United Kingdom.

Alternates representing more than one director

101. A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the board or any committee of the board to one vote for every director whom he represents (and who is not present) in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

Expenses and remuneration of alternates

102. An alternate director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a director but shall not be entitled to receive any remuneration from the Company in respect of his services as an alternate director except such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice to the Company from time to time direct. An alternate director shall be entitled to be indemnified by the Company to the same extent as if he were a director.

Termination of appointment

103. An alternate director shall cease to be an alternate director:

(a) if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is re-appointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his re-appointment; or

(b) on the happening of any event which, if he were a director, would cause him to vacate his office as director; or

(c) if he resigns his office by notice to the Company.

Method of appointment and revocation

104. Any appointment or removal of an alternate director shall be by notice to the Company signed by the director making or revoking the appointment and shall take effect in accordance with the terms of the notice (subject to any approval required by Article 99) on receipt of such notice by the Company at, in the case of a notice contained in an instrument, the office or, in the case of a notice contained in an electronic communication, such address (if any) as may for the time being be notified by or on behalf of the Company for that purpose.

Alternate not an agent of appointor

105. Except as otherwise expressly provided in these Articles, an alternate director shall be deemed for all purposes to be a director. Accordingly, except where the context otherwise requires, a reference to a director shall be deemed to include a reference to an alternate director. An alternate director shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

POWERS OF THE BOARD

Business to be managed by board

106. Subject to the provisions of the Companies Acts, the Memorandum and these Articles and to any directions given by special resolution, the business of the Company shall be managed by the board which may pay all expenses incurred in forming and registering the Company and may exercise all the powers of the Company whether relating to the management of the business of the Company or not. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the board by these Articles. A meeting of the board at which a quorum is present may exercise all powers exercisable by the board.

Exercise by Company of voting rights

107. The board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them directors of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate).

DELEGATION OF POWERS OF THE BOARD

Committees of the board

108. The board may delegate any of its powers to any committee consisting of one or more directors. The board may also delegate to any director holding any executive office such of its powers as the board considers desirable to be exercised by him. Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one or more directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the board may specify, and may be revoked or altered. The board may co-opt on to any such committee persons other than directors, who may enjoy voting rights in the committee. The co-opted members shall be less than one-half of the total membership of the committee and a resolution of any committee shall be effective only if a majority of the members present are directors. Subject to any conditions imposed by the board, the proceedings of a committee with two or more members shall be governed by these Articles regulating the proceedings of directors so far as they are capable of applying.

Local boards, etc.

109. The board may establish local or divisional boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the board, with power to sub-delegate, and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this Article may be made on such terms and subject

to such conditions as the board may decide. The board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

Agents

110. The board may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes, with such powers, authorities and discretions (not exceeding those vested in the board) and on such conditions as the board determines, including without limitation authority for the agent to delegate all or any of his powers, authorities and discretions, and may revoke or vary such delegation.

Offices including the title "director"

111. The board may appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that the holder is a director of the Company, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a director of the Company for any of the purposes of these Articles.

BORROWING POWERS

Power to borrow

112. The board may exercise all the powers of the Company to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

Disqualification as a director

113. The office of a director shall be vacated if:

(a) he ceases to be a director by virtue of any provisions of the Companies Acts or these Articles or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally or shall apply to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act; or

(c) he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984; or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental

disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice to the Company or, having been appointed for a fixed term, the term expires or his office as a director is vacated pursuant to Article 95; or

(e) he has been absent for more than six consecutive months without permission of the board from meetings of the board held during that period and his alternate director (if any) has not attended in his place during that period and the board resolves that his office be vacated; or

(f) he is requested to resign in writing by not less than three-quarters of the other directors. In calculating the number of directors who are required to make such a request to the director, (i) an alternate director appointed by him acting in his capacity as such shall be excluded; and (ii) a director and any alternate director appointed by that director and acting in his capacity as such shall constitute a single director for this purpose, so that the signature of either shall be sufficient.

Power of Company to remove director

114. The Company may, without prejudice to the provisions of the Companies Acts, by ordinary resolution remove any director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement). No special notice need be given of any resolution to remove a director in accordance with this Article and no director proposed to be removed in accordance with this Article has any special right to protest against his removal. The Company may, by ordinary resolution, appoint another person in place of a director removed from office in accordance with this Article. Any person so appointed shall, for the purpose of determining the time at which he or any other director is to retire by rotation, be treated as if he had become a director on the day on which the director in whose place he is appointed was last elected a director. In default of such appointment the vacancy arising on the removal of a director from office may be filled as a casual vacancy.

REMUNERATION OF NON-EXECUTIVE DIRECTORS

Ordinary remuneration

115. The ordinary remuneration of the directors who do not hold executive office for their services (excluding amounts payable under any other provision of these Articles) shall not exceed in aggregate £1,000,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board.

116. Subject to the provisions of the Companies Acts, the board may enter into, vary and terminate an agreement or arrangement with any director who does not hold executive office for the provision of his services to the Company. Subject to

Article 115 and 117, any such agreement or arrangement may be made on such terms as the board determines.

Additional remuneration for special services

117. Any director who does not hold executive office and who serves on any committee of the board, and by the request of the board goes or resides abroad for any purpose of the Company or otherwise performs special services which in the opinion of the board are outside the scope of the ordinary duties of a director, may (without prejudice to the provisions of Article 115) be paid such extra remuneration by way of salary, commission or otherwise as the board may determine.

DIRECTORS' EXPENSES

Directors may be paid expenses

118. The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the board or committees of the board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

EXECUTIVE DIRECTORS

Appointment to executive office

119. Subject to the provisions of the Companies Acts, the board may appoint one or more of its body to be the holder of any executive office (except that of auditor) in the Company and may enter into an agreement or arrangement with any director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made on such terms, including without limitation terms as to remuneration, as the board determines. The board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company because of the revocation or variation.

Termination of appointment to executive office

120. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any rights or claims which he may have against the Company by reason of such cessation. A director appointed to an executive office shall not cease to be a director merely because his appointment to such executive office terminates.

Emoluments to be determined by the board

121. The emoluments of any director holding executive office for his services as such shall be determined by the board, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

DIRECTORS' INTERESTS

Directors may contract with the Company

122.1 Subject to the provisions of the Companies Acts, and provided that he has disclosed to the board the nature and extent of any material interest of his, a director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

(c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(d) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Notification of interests

122.2 For the purposes of this Article:

(a) a general notice given to the board that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

GRATUITIES, PENSIONS AND INSURANCE

Gratuities and pensions

123.1 The board may (by establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee of the Company or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

Insurance

123.2 Without prejudice to the provisions of Article 165, the board may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any person who is or was:

(a) a director, officer or employee of the Company, or any body which is or was the holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or

(b) a trustee of any pension fund in which employees of the Company or any other body referred to in Article 123.2(a) is or has been interested,

including without limitation insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to his duties, powers or offices in relation to the relevant body or fund.

Directors not liable to account

123.3 No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to this Article. The receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

Section 719 of the Act

124. Pursuant to section 719 of the Act, the board is hereby authorised to make such provision as may seem appropriate for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings in connection with the cessation or the transfer of the whole or part of the undertaking of the Company or any subsidiary undertaking. Any such provision shall be made by a resolution of the board in accordance with section 719.

PROCEEDINGS OF THE BOARD

Convening meetings

125. Subject to the provisions of these Articles, the board may regulate its proceedings as it thinks fit. A director may, and the secretary at the request of a director shall, call a meeting of the board. Notice of a board meeting shall be deemed to be properly sent to a director if it is given to him personally or by word of mouth or sent by instrument to him at his last known address or such other address (if any) for the time being notified by him or on his behalf to the Company for that purpose or sent using electronic communication to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent by instrument to him at such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, or sent using electronic communication to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, but such notices need not be given any earlier than notices given to directors not so absent and, if no such request is made to the board, it shall not be necessary to send notice of a board meeting to any director who is for the time

being absent from the United Kingdom. No account is to be taken of directors absent from the United Kingdom when considering the adequacy of the period of notice of the meeting. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. Any director may waive notice of a meeting and any such waiver may be retrospective. Any electronic communication pursuant to this Article need not comprise writing if the board so determines.

Quorum

126. The quorum for the transaction of the business of the board may be fixed by the board and unless so fixed at any other number shall be two. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum. Any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no director objects.

Powers of directors if number falls below minimum

127. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

Chairman and deputy chairmen

128. The board may appoint one of their number to be the chairman, and up to two of their number to be deputy chairmen, of the board and may at any time remove any of them from such office. Unless he is unwilling to do so, the director appointed as chairman, or in his stead any director appointed as deputy chairman, shall preside at every meeting of the board at which he is present. If there is no director holding either of those offices, or if neither the chairman nor any deputy chairman is willing to preside or none of them is present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

Validity of acts of the board

129. All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director or alternate director, shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or any member of the committee or alternate director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or, as the case may be, an alternate director and had been entitled to vote.

Resolutions in writing

130. A resolution in writing signed by all the directors entitled to receive notice of a meeting of the board or of a committee of the board (not being less than the number of directors required to form a quorum of the board) shall be as valid and effectual as if it had been passed at a meeting of the board or (as the case may be) a committee of the board duly convened and held. For this purpose:

(a) a resolution may be by means of an instrument or contained in an electronic communication sent to such address (if any) for the time being notified by the Company for that purpose;

(b) a resolution may consist of several instruments or several electronic communications each executed by one or more directors, or a combination of both;

(c) a resolution executed by an alternate director need not also be signed by his appointor; and

(d) a resolution executed by a director who has appointed an alternate director need not also be signed by the alternate director in that capacity.

Meetings by telephone, etc.

131. Without prejudice to the first sentence of Article 125, a person entitled to be present at a meeting of the board or of a committee of the board shall be deemed to be present for all purposes if he is able (directly or by telephonic communication) to speak and be heard by all those present or deemed to be present simultaneously. A director so deemed to be present shall be entitled to vote and be counted in a quorum accordingly. Such a meeting shall be deemed to take place where it is convened to be held or (if no director is present in that place) where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is. The word ***meeting*** in these Articles shall be construed accordingly.

Directors' power to vote on contracts in which they are interested

132.1 Except as otherwise provided by these Articles, a director shall not vote at a meeting of the board or a committee of the board on any resolution of the board concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company) which (together with any interest of any person connected with him) is to his knowledge material unless his interest arises only because the resolution concerns one or more of the following matters:

(a) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of, or for the benefit of, the Company or any of its subsidiary undertakings;

(b) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d) a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his

knowledge hold an interest (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(e) a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(f) a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any directors of the Company or for persons who include directors of the Company.

Interests of connected person and alternate director

132.2 For the purposes of this Article, an interest of a person who is, for any purpose of the Companies Acts (excluding any statutory modification of the Companies Acts not in force when this Article is adopted), connected with a director shall be treated as an interest of the director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

132.3 The Company may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of the Articles prohibiting a director from voting at a meeting of directors or of a committee of directors.

Division of proposals

133. Where proposals are under consideration concerning the appointment (including without limitation fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately. In such cases each of the directors concerned shall be entitled to vote in respect of each resolution except that concerning his own appointment.

Decision of chairman final and conclusive

134. If a question arises at a meeting of the board or of a committee of the board as to the entitlement of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the chairman have not been fairly disclosed.

SECRETARY

Appointment and removal of secretary

135. Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term, at such remuneration and on such conditions as it may think fit. Any secretary so appointed may be removed by the board, but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

MINUTES

Minutes required to be kept

136.1 The board shall cause minutes to be made in books kept for the purpose of:

(a) all appointments of officers made by the board; and

(b) all proceedings at meetings of the Company, the holders of any class of shares in the capital of the Company, the board, and committees of the board, including the names of the directors present at each such meeting.

Conclusiveness of minutes

136.2 Any such minutes, if purporting to be signed by the chairman of the meeting to which they relate or of the meeting at which they are read, shall be sufficient evidence of the proceedings of the meeting without any further proof of the facts stated in them.

THE SEAL

Authority required for use of seal

137. The seal shall only be used by the authority of a resolution of the board or of a committee of the board. The board may determine who shall sign any instrument executed under the seal. If they do not, it shall be signed by at least one director and the secretary or by at least two directors. Any instrument may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the instrument or by applying the seal or a facsimile of it by any other means to the instrument. An instrument executed with the authority of a resolution of the board, by a director and the secretary or by two directors and expressed (in whatever form of words) to be executed by the Company, has the same effect as if executed under the seal. For the purpose of the preceding sentence only, ***secretary*** shall have the same meaning as in the Act and not the meaning given to it by Article 2.

Certificates for shares and debentures

138. The board may by resolution determine either generally or in any particular case that any certificate for shares or debentures or representing any other form of security may have any signature affixed to it by some mechanical or electronic means, or printed on it or, in the case of a certificate executed under the seal, need not bear any signature.

Official seal for use abroad

139. The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad.

REGISTERS

Overseas and local registers

140. Subject to the provisions of the Companies Acts and the Regulations, the Company may keep an overseas or local or other register in any place, and the board may make, amend and revoke any regulations it thinks fit about the keeping of that register.

Authentication and certification of copies and extracts

141. Any director or the secretary or any other person appointed by the board for the purpose shall have power to authenticate, and certify as true, copies of and extracts from:

(a) any document comprising or affecting the constitution of the Company, whether in physical form or electronic form;

(b) any resolution passed by the Company, the holders of any class of shares in the capital of the Company, the board or any committee of the board whether in physical form or electronic form; and

(c) any book, record or document relating to the business of the Company whether in physical form or electronic form (including without limitation the accounts).

If certified in this way, a document purporting to be a copy of a resolution, or the minutes, or an extract from the minutes, of a meeting of the Company, the holders of any class of shares in the capital of the Company, the board or a committee of the board, whether in physical form or electronic form, shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that the resolution was duly passed or that the minutes are, or the extract from the minutes is, a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS

Declaration of dividends

142. Subject to the provisions of the Companies Acts and of these Articles, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

Interim dividends

143. Subject to the provisions of the Companies Acts, the board may pay interim dividends if it appears to the board that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the board may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. The board may also pay at intervals settled by it any dividend payable at a fixed rate if it appears to the board that the profits available for distribution justify the payment. If the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any

loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Apportionment of dividends

144. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid; but no amount paid on a share in advance of the date on which a call is payable shall be treated for the purpose of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

Dividends in specie

145. A general meeting declaring a dividend may, on the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of another body corporate. The board may make any arrangements it thinks fit to settle any difficulty arising in connection with the distribution, including without limitation (a) the fixing of the value for distribution of any assets, (b) the payment of cash to any member on the basis of that value in order to adjust the rights of members, and (c) the vesting of any asset in a trustee.

Scrip dividends: authorising resolution

146.1 The board may, if authorised by an ordinary resolution of the Company (the ***Resolution***), offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of all or any dividend specified by the Resolution. The offer shall be on the terms and conditions and be made in the manner specified in Article 146.2 or, subject to those provisions, specified in the Resolution.

Scrip dividends: procedures

146.2 The following provisions shall apply to the Resolution and any offer made pursuant to it and Article 146.1.

(a) The Resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period.

(b) Each holder of shares shall be entitled to that number of new shares as are together as nearly as possible equal in value to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forego (each a ***new share***). For this purpose, the value of each new share shall be:

   (i) equal to the *average quotation* for the Company's ordinary shares, that is, the average of the middle market quotations for those shares on the London Stock Exchange, as derived from the Daily Official List, on the day on which such shares are first quoted *ex* the relevant dividend and the four subsequent dealing days; or

   (ii) calculated in any other manner specified by the Resolution,

but shall never be less than the par value of the new share.

A certificate or report by the auditors as to the value of a new share in respect of any dividend shall be conclusive evidence of that value.

(c) On or as soon as practicable after announcing that any dividend is to be declared or recommended, the board, if it intends to offer an election in respect of that dividend, shall also announce that intention. If, after determining the basis of allotment, the board decides to proceed with the offer, it shall give notice to the holders of shares of the terms and conditions of the right of election offered to them, specifying the procedure to be followed and place at which, and the latest time by which, elections or notices amending or terminating existing elections must be lodged in order to be effective.

(d) The board shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be appropriated to give effect to it after the basis of allotment is determined.

(e) The board may exclude from any offer any holders of shares where the board believes the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been made (the ***elected shares***) and instead such number of new shares shall be allotted to each holder of elected shares as is arrived at on the basis stated in Article 146.2(b). For that purpose the board shall appropriate out of any amount for the time being standing to the credit of any reserve or fund (including without limitation the profit and loss account), whether or not it is available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to each such holder of elected shares as is arrived at on the basis stated in Article 146.2(b).

(g) The new shares when allotted shall rank equally in all respects with the fully paid shares of the same class then in issue except that they shall not be entitled to participate in the relevant dividend.

(h) No fraction of a share shall be allotted. The board may make such provision as it thinks fit for any fractional entitlements including without limitation payment in cash to holders in respect of their fractional entitlements, provision for the accrual, retention or accumulation of all or part of the benefit of fractional entitlements to or by the Company or to or by or on behalf of any holder or the application of any accrual, retention or accumulation to the allotment of fully paid shares to any holder.

(i) The board may do all acts and things it considers necessary or expedient to give effect to the allotment and issue of any share pursuant to this Article or otherwise in connection with any offer made pursuant to this Article and may authorise any person, acting on behalf of the holders concerned, to enter into an agreement with the Company providing for such allotment or issue and incidental matters. Any agreement made under such authority shall be effective and binding on all concerned.

(j) The board may, at its discretion, amend, suspend or terminate any offer pursuant to this Article.

Permitted deductions and retentions

147. The board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share. Where a person is entitled by transmission to a share, the board may retain any dividend payable in respect of that share until that person (or that person's transferee) becomes the holder of that share.

Interest not payable

148. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

Payment procedures

149.1 Any dividend or other sum payable by the Company in respect of a share may be paid by crediting any account which the holder, or in the case of joint holders, the holder whose name stands first in the register, has with the Company, whether in the sole name of such holder or the joint names of such holder and another person or persons, unless the Company has received not less than one month's notice in writing from such holder or joint holders directing that payment be made in another manner permitted by this Article. Any such dividend or other sum which has been paid by crediting such an account shall be treated as having been paid upon such account having been credited with the amount of such dividend or other sum. Any such dividend or other sum may also be paid by cheque or warrant sent by post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the register in respect of the shares at his address as appearing in the register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every cheque or warrant shall, unless the holder or joint holders otherwise direct, be payable to the order of the holder, or in the case of joint holders, to the order of the holder whose name stands first in the register in respect of the shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. In addition, any such dividend or other sum may be paid by any bank or other funds transfer system or, if agreed by the Company, such other means and to or through such person as the holder or joint holders may in writing direct, and the Company shall have no responsibility for any sums lost or delayed in the course of any such transfer or where it has acted on any such directions. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by them. Where a person is entitled by transmission to a share, any dividend or other sum payable by

the Company in respect of the share may be paid as if he was a holder of the share and his address noted in the register was his registered address. In respect of an uncertificated share, the making of payment in accordance with the facilities and requirements of the relevant system (which, if the relevant system is CREST, shall be the creation of an assured payment obligation in respect of the dividend or other moneys payable in favour of the settlement bank of the member or other person concerned) shall be a good discharge to the Company.

149.2 Dividends payable in respect of shares transferred by the Society to holders as a consequence of the transfer of the business of the Society to the Company in respect of which satisfactory registration details have not been received by the Company from such holders or any persons entitled by transmission to such shares, and dividends payable in respect of shares transferred by the Society to a trustee in accordance with the terms of the transfer of the business of the Society to the Company, shall be paid into a separate account in the name of the Company and shall not be paid to such holders, or persons entitled by transmission to such shares, unless and until the Company has received such details from them or, in the case of any such shares transferred by the Society to a trustee as aforesaid, from the person entitled to such shares under the terms of the trust. Pending the receipt of satisfactory registration details as aforesaid, each dividend paid into such separate account in the name of the Company shall be treated as unclaimed and unsatisfied for the purposes of these Articles. No trust shall be created in relation to the amount from time to time standing to the credit of this account and no interest shall be payable in respect of it and the Company shall not be required to account for any moneys earned therefrom, which may be employed in the business of the Company or as it thinks fit.

Forfeiture of unclaimed dividends

150. Any dividend unclaimed after a period of twelve years from the date when it became due for payment shall be forfeited and shall revert to the Company and the payment by the board of any unclaimed dividend or other sum payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect of it.

Cessation of payment of dividends

151. The Company may cease to send any cheque or warrant through the post or employ any other means of payment for any dividend payable on any shares in the Company which is normally paid in that manner on those shares if either (a) in respect of at least two consecutive dividends payable on those shares the cheques or warrants have been returned undelivered or remain uncashed or that means of payment has failed, or (b) following one such occasion reasonable enquiries have failed to establish any new address of the registered holder. Subject to the provisions of these Articles, the Company may recommence sending cheques or warrants or employing such means in respect of dividends payable on those shares if the holder or person entitled by transmission requests such recommencement by notice to the Company and provides such new or corrected information as the Company shall reasonably require.

CAPITALISATION OF PROFITS AND RESERVES

General power to capitalise

152.1 Subject to the provisions of Article 8 and without prejudice to the authority contained in Article 8.19, the board may with the authority of an ordinary resolution of the Company:

(a) subject to the provisions of this Article 152.1, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including without limitation the Company's share premium account and capital redemption reserve, if any;

(b) appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions;

(c) apply that sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares, debentures or other obligations of the Company of a nominal amount equal to that sum but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(d) allot the shares, debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other;

(e) where shares or debentures become, or would otherwise become, distributable under this Article in fractions, make such provision as the board thinks fit for any fractional entitlements including without limitation authorising their sale and transfer to any person, resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties;

(f) authorise any person to enter into an agreement with the Company on behalf of all the members concerned providing for either:

(i) the allotment to the members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled on the capitalisation; or

(ii) the payment up by the Company on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on their

existing shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under that authority shall be binding on all such members; and

(g) generally do all acts and things required to give effect to the ordinary resolution.

Vesting claims

152.2 Subject to the provisions of Article 8 and without prejudice to the authority contained in Article 8.19, and notwithstanding the provisions of Article 152.1 (which shall not apply to any capitalisation pursuant to this Article 152.2), and subject to compliance with Article 8.12.2, the board may:

(a) subject to Article 11.1, allot and issue Ordinary Shares credited as fully paid at any time in order to satisfy a claim for shares by a person whom the board considers to be entitled thereto under the terms of the Transfer Agreement or, if that person has died, to such person to whom the board considers the right to such shares has been transmitted by operation of law; and

(b) in order to issue such shares credited as fully paid, resolve to capitalise any undistributed profits of the Company (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including without limitation the Company's share premium account and capital redemption reserve, if any, and apply that sum in paying up in full the requisite number of unissued Ordinary Shares of a nominal amount equal thereto.

RECORD DATES

Record dates for dividends, etc.

153. Notwithstanding any other provision of these Articles, the Company or the board may fix any date as the record date for any dividend, distribution, allotment or issue, which may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made.

ACCOUNTS

Rights to inspect records

154. No member shall (as such) have any right to inspect any accounting records or other book or document of the Company except as conferred by statute or authorised by the board or by ordinary resolution of the Company or order of a court of competent jurisdiction.

Sending of annual accounts

155.1 Subject to the Companies Acts, a copy of the Company's annual accounts, together with a copy of the directors' report for that financial year and the auditors' report on those accounts shall, at least 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the provisions of the Companies Acts, be sent to every member and to every holder of the Company's debentures of whose address the Company is aware, and to every other

person who is entitled to receive notice of meetings from the Company under the provisions of the Companies Acts or of these Articles or, in the case of joint holders of any share or debenture, to one of the joint holders.

Summary financial statements

155.2 Subject to the Companies Acts, the requirements of Article 155.1 shall be deemed satisfied in relation to any person by sending to the person, instead of such copies, a summary financial statement derived from the Company's annual accounts and the directors' report, which shall be in the form and containing the information prescribed by the Companies Acts and any regulations made under the Companies Acts.

NOTICES

When notice required to be in writing; use of electronic communications

156. Any notice to be sent or given to or by any person pursuant to these Articles (other than a notice calling a meeting of the board) shall be in writing. Any such notice may be sent using electronic communication to such address (if any) for the time being notified for that purpose to the person sending the notice by or on behalf of the person to whom the notice is sent.

Method of sending notice

157.1 The Company may send a notice or other document pursuant to these Articles to a member by whichever of the following methods it may in its absolute discretion determine:

(a) personally; or

(b) by posting the notice or other document in a prepaid envelope and addressed to his registered address; or

(c) by leaving the notice or other document at that address; or

(d) by sending the notice or other document using electronic communication to such address (if any) for the time being notified to the Company by or on behalf of the member for that purpose; or

(e) in accordance with Article 157.2; or

(f) by any other method approved by the board.

Website publications by Company

157.2

(a) Subject to the Companies Acts and the Electronic Communications Act 2000, the Company may send any notice or other document pursuant to these Articles to a member by publishing that notice or other document on a website where:

(i) the Company and the member have agreed to him having access to notices or documents generally, or to a specific notice or document, on a website (instead of it being sent to him);

(ii) the notice or document is one to which that agreement applies;

(iii) the member is notified, in a manner for the time being agreed between him and the Company for this purpose, of:

(A) the publication of the notice or document on a website;

(B) the address of that website; and

(C) the place on that website where the notice or document may be accessed, and how it may be accessed; and

(iv) the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice or document throughout the publication period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

(b) In this Article 157.2, ***publication period*** means:

(i) in the case of a notice of an adjourned meeting pursuant to Article 63.2, a period of not less than seven clear days before the date of the adjourned meeting, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent;

(ii) in the case of a notice of a poll pursuant to Article 71, a period of not less than seven clear days before the taking of the poll, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent; and

(iii) in any other case, a period of not less than 21 days, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent.

(c) For the purposes of Article 157.2(a), a member is taken to have given his agreement if:

(i) that member has been asked individually by the Company to agree that the Company may send or supply notices or documents generally, or the notice or document in question, to him by means of a website; and

(ii) the Company has not received a response within a period of 28 days beginning the date on which the Company's request was sent.

Methods of member etc. sending notice

157.3 Unless otherwise provided by these Articles, a member or a person entitled by transmission to a share shall send any notice or other document pursuant to these Articles to the Company by whichever of the following methods he may in his absolute discretion determine:

(a) by posting the notice or other document in a prepaid envelope addressed to the office; or

(b) by leaving the notice or other document at the office; or

(c) by sending the notice or other document using electronic communication to such address (if any) for the time being notified by or on behalf of the Company for that purpose and referring to this Article 157.3.

Notice to joint holders

157.4 In the case of joint holders of a share, all notices or other documents shall be sent to the joint holder whose name stands first in the register in respect of the joint holding. Any notice or other document so sent shall be deemed for all purposes to have been sent to all the joint holders.

Registered address outside UK

157.5 A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which a notice or other document may be sent to him by instrument or an address to which a notice or other document may be sent to him using electronic communication shall (provided that, in the case of electronic communication, the Company so agrees) be entitled to have notices or other documents sent to him at that address, but otherwise:

(a) no such members shall be entitled to receive any notice or other document from the Company; and

(b) without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such members shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

Deemed receipt of notice

157.6 A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the capital of the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

Terms and conditions for electronic communications

157.7 The board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic communications for the sending of notices, other documents and proxy appointments by the Company to members or persons entitled by transmission and by members or persons entitled by transmission to the Company.

Notice includes website notification

157.8 In this Article (except for Article 157.2) and in Articles 158, 159, 160 and 161, references to a notice include without limitation references to any notification

required by the Companies Acts or these Articles in relation to the publication of any notices or other documents on a website.

Notice to persons entitled by transmission

158. A notice or other document may be sent by the Company to the person or persons entitled by transmission to a share by sending it in any manner authorised or contemplated by these Articles for the sending of a notice or other document to a member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any similar description at the address, if any, in the United Kingdom supplied for that purpose by or on behalf of the person or persons claiming to be so entitled. Until such an address has been supplied, a notice or other document may be sent in any manner in which it might have been sent if the death or bankruptcy or other event giving rise to the transmission had not occurred.

Transferees etc. bound by prior notice

159. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register, has been sent to a person from whom he derives his title, provided that no person who becomes entitled by transmission to a share shall be bound by any direction notice sent under Article 77.1 to a person from whom he derives his title.

Proof of sending/when notices etc. deemed given by post

160. Proof that an envelope containing a notice or other document was properly addressed, prepaid and posted shall be conclusive evidence that the notice was given. A notice or other document sent by post shall be deemed to be given to the member on the day following that on which the envelope containing it was posted. Proof that a notice or other document contained in an electronic communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators current at the date of adoption of these Articles, or, if the board so resolves, any subsequent guidance so issued, shall be conclusive evidence that the notice or document was given.

When notices etc. deemed given by electronic communication

161. A notice or other document sent by the Company to a member contained in an electronic communication shall be deemed given to the member on the day following that on which the electronic communication was sent to the member. Such a notice or other document shall be deemed given by the Company to the member on that day notwithstanding that the Company becomes aware that the member has failed to receive the relevant notice or other document for any reason and notwithstanding that the Company subsequently sends a copy of such notice or other document by post to the member.

Notice during disruption of postal services

162. If at any time the Company is unable effectively to convene a general meeting by notices sent through the post in the United Kingdom as a result of the suspension or curtailment of postal services, notice of such general meeting may be sufficiently given by advertisement in the United Kingdom. Any notice given by advertisement for the purpose of this Article shall be advertised in at least one newspaper having a national circulation. If advertised in more than one newspaper, the advertisements shall appear on the same date. Such notice shall be deemed to have been served on all persons who are entitled to have notice of meetings sent to them at noon on the day when the advertisement appears. In any such case the

Company shall send confirmatory copies of the notice by post if at least seven days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

DESTRUCTION OF DOCUMENTS

Power of Company to destroy documents

163.1 The Company shall be entitled to destroy:

(a) all instruments of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six years from the date of registration;

(b) all dividend mandates, variations or cancellations of dividend mandates, and notifications of change of address at any time after the expiration of two years from the date of recording;

(c) all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation;

(d) all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment;

(e) all proxy appointments which have been used for the purpose of a poll at any time after the expiration of one year from the date of use; and

(f) all proxy appointments which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the proxy appointment relates and at which no poll was demanded.

Presumption in relation to destroyed documents

163.2 It shall conclusively be presumed in favour of the Company that:

(a) every entry in the register purporting to have been made on the basis of an instrument of transfer or other document destroyed in accordance with Article 163.1 was duly and properly made;

(b) every instrument of transfer destroyed in accordance with Article 163.1 was a valid and effective instrument duly and properly registered;

(c) every share certificate destroyed in accordance with Article 163.1 was a valid and effective certificate duly and properly cancelled; and

(d) every other document destroyed in accordance with Article 163.1 was a valid and effective document in accordance with its recorded particulars in the books or records of the Company,

but:

(e) the provisions of this Article apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties) to which the document might be relevant;

(f) nothing in this Article shall be construed as imposing on the Company any liability in respect of the destruction of any document earlier than the time specified in Article 163.1 or in any other circumstances which would not attach to the Company in the absence of this Article; and

(g) any reference in this Article 163 to the destruction of any document includes a reference to its disposal in any manner.

UNTRACED SHAREHOLDERS

Power to dispose of shares

164.1 The Company may sell any shares in the Company on behalf of the holder of, or person entitled by transmission to, the shares if:

(a) the shares have been in issue throughout the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period; and

(b) no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relative cheque or warrant or been satisfied by the crediting of any account which the holder of such shares has with the Company, whether in the sole name of such holder or jointly with another person or persons at any time during the relevant period; and

(c) the Company has not at any time during the relevant period received:

(i) in the case of holders of shares transferred by the Society as a consequence of the transfer of the business of the Society to the Company, satisfactory registration details from the holder of, or person entitled by transmission to, the shares or, in the case of such shares transferred by the Society to a trustee in accordance with the terms of the transfer of the business of the Society to the Company, from the person entitled to such shares under the terms of the trust; or

(ii) in the case of holders of shares to whom sub-paragraph (i) above does not apply, so far as the Company at the end of the relevant period is then aware, any communication from the holder of, or person entitled by transmission to, the shares; and

(d) the Company has caused advertisements giving notice of its intention to sell the shares to be published (i) (in the case of shares transferred by the Society as a consequence of the transfer of the business of the Society to the Company other than shares in respect of which satisfactory registration details have been received by the Company) in two daily newspapers with a national circulation, and (ii) (in any other case) one in a daily newspaper with a national circulation and another in a newspaper circulating in the area of the address shown in the register of the holder of, or person entitled by transmission to, the shares, and (in either such case) a period of three months has elapsed from the date of publication of the advertisements or of

the last of the two advertisements to be published if they are published on different dates; and

(e) the Company has given notice to the London Stock Exchange of its intention to make the sale,

and any shares which are proposed to be sold under this Article may be selected by the Company at its discretion and any advertisements published by the Company need not refer to the individual names of the holders or individually identify the shares in question.

For the purposes of this Article:

the qualifying period means the period of twelve years immediately preceding the date of publication of the relevant advertisements referred to in sub-paragraph (d) above or of the first of the two advertisements to be published if they are published on different dates except that, in relation to shares transferred by the Society as a consequence of the transfer of the business of the Society to the Company (other than shares in respect of which satisfactory registration details have been received by the Company), such phrase shall have the foregoing meaning but with the substitution of the period of three years for that of twelve years; and

the relevant period means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (a) to (e) above have been satisfied.

For the purpose of (i) sub-paragraph (c)(i) above, a statutory declaration that the declarant is a director of the Company or the secretary and that the Company had not, at any time during the relevant period, received satisfactory registration details in respect of the shares from the holder of, or person entitled by transmission to, the shares or, in the case of any such shares transferred by the Society to a trustee in accordance with the terms of the transfer of the business of the Society to the Company, from the person entitled to such shares under the terms of the trust, shall be conclusive evidence of the facts stated in that declaration as against all persons claiming to be entitled to the shares, and (ii) sub-paragraph (c)(ii) above, a statutory declaration that the declarant is a director of the Company or the secretary and that the Company was not aware at the end of the relevant period of having at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares shall be conclusive evidence of the facts stated in that declaration as against all persons claiming to be entitled to the shares.

If, after the publication of either or both of the advertisements referred to in sub-paragraph (d) above but before the Company has become entitled to sell the shares pursuant to this Article, the requirements of sub-paragraph (b) or (c) above cease to be satisfied, the Company may nevertheless sell those shares after the requirements of sub-paragraphs (a) to (e) above have been satisfied afresh in relation to them.

If during any relevant period further shares have been issued in right of those held at the beginning of that relevant period or of any previously so issued during that relevant period and all the requirements of sub-paragraphs (b) to (e) above have been satisfied in regard to the further shares, the Company may also sell the further shares.

164.2 The manner, timing and terms of any sale of shares pursuant to Article 165.1 (including but not limited to the price or prices at which the same is made) shall be such as the board determines (and may, without limitation, include a term that the price is payable in instalments), based upon advice from such bankers, brokers or other persons as the board considers appropriate which are consulted by it for the purposes, to be reasonably practicable having regard to all the circumstances including the number of shares to be disposed of and the requirement that the disposal be made without delay; and the board shall not be liable to any person for any of the consequences of reliance on such advice. Provided that a sale is made in accordance with this Article, the validity of the sale shall not, for any purpose, be affected by the fact that the method of sale may confer a benefit on the Company or any of its subsidiary undertakings.

Transfer on sale

164.3 To give effect to any sale of shares pursuant to Article 164.1 the board may:

(a) when the shares are held in certificated form, authorise any person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer; or

(b) when the shares are held in uncertificated form, exercise any of the Company's powers under Article 17.3 to effect the transfer of the shares to, or in accordance with the directions of, the buyer.

An instrument of transfer executed by that person in accordance with paragraph (a) above shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. An exercise by the Company of its powers in accordance with paragraph (b) above shall be as effective as if exercised by the registered holder of, or person entitled by transmission to, the shares. The transferee shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

Proceeds of sale

164.4 The net proceeds of sale shall belong to the Company and, upon their receipt, the Company shall become indebted (the debt being payable not earlier than the date or dates on which the proceeds of sale are received by the Company) to the former holder of, or person entitled by transmission to, the shares or, in the case of shares transferred by the Society to a trustee in accordance with the terms of the transfer of the business of the Society to the Company, to the person entitled to such shares under the terms of the trust for an amount equal to the net proceeds. No trust shall be created in respect of the debt and no interest shall be payable in respect of it and the Company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the

Company or as it thinks fit. For the purposes of calculating the ***net proceeds***, the Company shall be entitled (i) to deduct any costs or expenses incurred by it in connection with the sale and to charge for any services (including, without limitation, the provisions of any guarantee, indemnity, other assurance or support) provided by the Company or any of its subsidiary undertakings in connection with the sale; (ii) to make provision for any taxation which may arise in relation to the sale; and (iii) to deduct any other amounts to which the trustee referred to above may be entitled or for which it may be required to account under the terms of the trust.

WINDING UP

Liquidator may distribute in specie

165.1 If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Insolvency Act 1986:

(a) divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members;

(b) vest the whole or any part of the assets in trustees for the benefit of the members; and

(c) determine the scope and terms of those trusts,

but no member shall be compelled to accept any asset on which there is a liability.

Disposal of assets by liquidator

165.2 The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another body corporate, either then already constituted or about to be constituted for the purpose of carrying out the sale.

INDEMNITY

Indemnity to directors and officers

166. Subject to the provisions of the Companies Acts but without prejudice to any indemnity to which a director may otherwise be entitled, every director or other officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in:

(a) defending any proceedings, whether civil or criminal, in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted; or

(b) in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Final Terms
Released	13:53 26-Jun-07
Number	0452Z

RNS Number:0452Z
Northern Rock PLC
26 June 2007

Northern Rock plc - Publication of Final Terms

Northern Rock plc has issued £5,000,000 Floating Rate Notes due June 2013 (the "Notes") pursuant to its U.S.$25,000,000,000 Euro Medium Term Note Programme (the "Programme").

The following document dated 25 June 2007 constitutes the final terms (the "Final Terms") relating to the issue of the Notes for the purposes of Article 5.4 of Directive 2003/71/EC and must be read in conjunction with the Prospectus 19 June 2007 relating to the Programme (the " Prospectus"). Full information on Northern Rock and the offer of the Notes is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms have been filed with the UK Listing Authority. To view the Final Terms in full, please paste the following URL into the address bar of your browser.

Final Terms

www.rns-pdf.londonstockexchange.com/rns/0452z_-2007-6-26.pdf

For further information, please contact:

Antony Swalwell, Northern Rock plc	Lesley-Anne Rawcliffe, Northern Rock plc
Operational Director Capital Markets	Assistant Director Capital Markets
Tel: +44 (0)191 279 4553	Tel: +44(0)191 279 4077

Neither the Prospectus nor the Final Terms is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus and the Final Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither the Prospectus nor the Final Terms constitutes an offer of securities for sale in the United States. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement.

END

Close

25 June 2007

NORTHERN ROCK PLC

Issue of £5,000,000 Floating Rate Notes due June 2013
under the U.S.$25,000,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 19 June 2007 which constitute a base prospectus for the purposes of Directive 2003/71/EC (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at the specified office in London of the Agent and and the website of the Regulatory News Service operated by the London Stock Exchange at www.londonstockexchange.com/en-gb/pricesnews/marketnews/ and copies may be obtained from the registered office of the Issuer.

1.	Issuer:		Northern Rock plc
2.	(i)	Series Number:	424
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Pound Sterling ("GBP")
4.	Aggregate Nominal Amount:		
	-	Tranche:	GBP5,000,000
	-	Series:	GBP5,000,000
5.	Issue Price of Tranche:		100 per cent. of the Aggregate Nominal
6.	(i)	Specified Denominations:	GBP50,000 and integral multiples of GBP1,000 in excess thereof up to and including GBP99,000. No Notes in definitive form will be issued with a denomination above GBP99,000.
	(ii)	Calculation Amount:	GBP1,000
7.	Issue Date and Interest Commencement Date:		26 June 2007
8.	Maturity Date:		20 June 2013

9.	Interest Basis:		LIBOR + 0.03 per cent. Floating Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Options:		Investor Put (further particulars specified below)
13.	Status of the Notes:		Senior
14.	Method of Distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions		Not Applicable
16.	Floating Rate Note Provisions		Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates:	30 March, 30 June, 30 September and 30 December in each year up to and including 20 June 2013, adjusted as per the Business Day Convention. Long first coupon period using a rate interpolated from 3 and 4 month Libor fixings for the period from 26 June 2007 up to 30 September 2007. Short last coupon period using a rate interpolated from 2 and 3 month Libor fixings for the period from 30 March 2013 to the Maturity Date.
	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Additional Business Centre(s):	London
	(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
	(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Agent
	(vi)	Screen Rate Determination:	
		- Reference Rate:	3 month GBP LIBOR Quarterly
		- Interest Determination Date(s):	*First day of each Interest Period*
		- Relevant Screen Page:	Reuters LIBOR01

(vii)	ISDA Determination:	Not Applicable
(viii)	Margin(s):	+0.03 per cent. per annum
(ix)	Minimum Rate of Interest:	Not Applicable
(x)	Maximum Rate of Interest:	Not Applicable
(xi)	Day Count Fraction:	Actual/365f, adjusted
(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As set out in the Conditions

17.	Zero Coupon Note Provisions	Not Applicable
18.	Index Linked Interest Note Provisions	Not Applicable
19.	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Applicable
	(i) Optional Redemption Dates(s):	30 June 2010
	(ii) Optional Redemption Amount and method, if any, of calculation of such amount(s):	GBP1,000 per Calculation Amount
	(iii) Notice period (if other than as set out in the Conditions):	The Noteholder may redeem the Notes, in whole but not in part, at par on the Optional Redemption Date by giving written notice to the Calculation Agent not less than 5 London business days prior to the Optional Redemption Date.
22.	Final Redemption Amount:	GBP1,000 per Calculation Amount
	In cases where the Final Redemption Amount is Index Linked or other variable-linked:	Not Applicable
23.	Early Redemption Amount payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6*(g)*):	As set out in Condition 6(g)

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	
	(a) Form:	Temporary Global Note exchangeable for Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
	(b) New Global Note:	No
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Notes:	
	Instalment Amount(s):	Not Applicable
	Instalment Date(s):	Not Applicable
29.	Redenomination applicable:	Redenomination Not Applicable
30.	Other final terms:	Not Applicable

DISTRIBUTION

31.	(i) If syndicated, names	Not Applicable
	(ii) Date of Subscription Agreement:	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
32.	If non-syndicated, of relevant Dealer:	Barclays Bank plc
33.	Total commission and concession:	Not Applicable
34.	Whether TEFRA D applicable or TEFRA rules not applicable:	TEFRA D
35.	Additional selling restrictions:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the U.S.$25,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:....................................

Duly authorised

PART B – OTHER INFORMATION[1]

1. LISTING:

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on 26 June 2007 with effect from 27 June 2007.
(iii)	Estimate of total expenses related to admission to trading:	Listing Fee GBP164

2. RATINGS:

Ratings: The Notes have been assigned the following ratings:

S & P:	A+
Moody's:	Aa3
Fitch:	A+

3. NOTIFICATION

Not Applicable

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:

Save for any fees payable to the Dealer, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. YIELD: (*Fixed Rate Notes only*)

Indication of yield: Not Applicable

6. HISTORIC INTEREST RATES: (*Floating Rate Notes only*)

Details of historic LIBOR rates can be obtained from Bloomberg.

7. PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF

---

1 If an issue of Notes is (i) NOT to be admitted to trading on a regulated market within the European Economic Area and (ii) only offered in the European Economic Area in circumstances where a prospectus is not required to be published under the Prospectus Directive, sections 2 to 9 of Part B should be deleted.

INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING: (*Index-Linked Notes only*)

Not Applicable

8. PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT: (*Dual Currency Notes only*)

Not Applicable

9. OPERATIONAL INFORMATION:

(i)	ISIN Code:	XS0307941764
(ii)	Common Code:	030794176
(iii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Final Terms
Released	15:58 22-Jun-07
Number	8933Y

RNS Number:8933Y
Northern Rock PLC
22 June 2007

Northern Rock plc - Publication of Final Terms

Northern Rock plc ("Northern Rock") has issued US$1,500,000,000 Series 8 5.625 per cent. Covered Bonds due June 2017 (the "Covered Bonds") (with an Extended Due for Payment Date of June 2018) pursuant to its €30,000,000,000 Global Covered Bond Programme (the "Programme").

The following document constitutes the final terms dated 21 June 2007 (the "Final Terms") relating to the issue of the Covered Bonds for the purposes of Article 5.4 of Directive 2003/71/EC and must be read in conjunction with the Prospectus dated 7 June 2007 relating to the Programme (the "Prospectus"). Full information on Northern Rock and the offer of the Covered Bonds is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms have been filed with the UK Listing Authority. To view the Final Terms in full, please paste the following URL into the address bar of your browser.

Final Terms

www.rns-pdf.londonstockexchange.com/rns/8933y_-2007-6-22.pdf

For further information, please contact:y

Antony Swalwell, Northern Rock plc
Operational Director, Capital Markets
Tel: +44 (0)191 279 4553

Lesley-Anne Rawcliffe, Northern Rock plc
Assistant Director, Capital Markets
Tel: +44 (0) 191 279 4077

Neither the Prospectus nor the Final Terms is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus and the Final Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither the Prospectus nor the Final Terms constitutes an offer

or securities for sale in the United States. The Covered Bonds have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America unless such securities are registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

END

Close

Series 8 Final Terms

21 June 2007

Northern Rock plc

Issue of USD1,500,000,000 5.625 per cent. Covered Bonds due June 2017 irrevocably and unconditionally guaranteed as to payment of principal and interest by
Northern Rock Covered Bond LLP
under the €30 billion
Global Covered Bond Programme

The Prospectus referred to below (as completed by these Final Terms) has been prepared on the basis that any offer of Covered Bonds in any Member State of the European Economic Area which has implemented the Prospectus Directive (2003/71/EC) (each, a Relevant Member State) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of the Covered Bonds. Accordingly any person making or intending to make an offer in that Relevant Member State of the Covered Bonds may only do so in circumstances in which no obligation arises for the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer. Neither the Issuer nor any Dealer has authorised, nor do they authorise, the making of any offer of Covered Bonds in any other circumstances.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 7 June, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Covered Bonds described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer, the LLP and the offer of the Covered Bonds is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing during normal business hours at the registered office of the Issuer and copies may be obtained from the London office of the Agent and are available for viewing on the website of the Regulatory News Service operated by the London Stock Exchange at www.londonstockexchange.com/en-gb/pricesnews/marketnews/. Please note that websites and urls referred to herein do not form part of these Final Terms.

	(i)	Issuer:	Northern Rock plc
	(ii)	Guarantor:	Northern Rock Covered Bond LLP
2.	(i)	Series Number:	8
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		USD
4.	Aggregate Nominal Amount:		
	(i)	Series:	USD 1,500,000,000
	(ii)	Tranche:	USD 1,500,000,000
5.	(i)	Issue Price:	99.370 per cent. of the Aggregate Nominal Amount
6.	(i)	Specified Denominations: (in the case of Registered Covered Bonds, this means the minimum integral amount in which transfers can be made)	USD 100,000 and integral multiples of USD 1,000 in excess thereof up to and including USD 199,000. No Covered Bonds in definitive form will be issued with a denomination above USD 199,000.
	(ii)	Calculation Amount:	USD 1,000

7. (i) Issue Date:		22 June 2007
(ii) Interest Commencement Date:		22 June 2007
8. Final Maturity Date:		22 June 2017
Extended Due for Payment Date of Guaranteed Amounts corresponding to the Final Redemption Amount under the Covered Bond Guarantee:		22 June 2018
9. Interest Basis:		5.625 per cent. per annum. Fixed Rate payable semi-annually in arrears from and including the Interest Commencement Date, to but excluding the Final Maturity Date. 1 Month BBA LIBOR USD + 0.02 per cent. Floating Rate payable monthly in arrear from and including the Final Maturity Date, to but excluding the Extended Due for Payment Date (Further details specified below)
10. Redemption/Payment Basis:		Redemption at par
11. Change of Interest or Redemption/Payment Basis:		Applicable, see item 9 above
12. Put/Call Options:		Not Applicable
13. (i) Status of the Covered Bonds:		Senior
(ii) Status of the Guarantee:		Senior
(iii) Date Board approval for issuance of Covered Bonds and Guarantee obtained:		21 June 2007 and 6 June 2007, respectively
14. Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. Fixed Rate Covered Bond Provisions		Applicable from and including the Interest Commencement Date, to but excluding the Final Maturity Date.
(i)	Rate(s) of Interest:	5.625 per cent.
(ii)	Interest Payment Date(s):	22 June and 22 December
(iii)	Fixed Coupon Amount(s):	USD 28.125 per Calculation Amount
(iv)	Broken Amount(s):	Not Applicable
(v)	Day Count Fraction:	30/360
(vi)	Determination Date(s):	22 June and 22 December in each year up to and including the Final Maturity Date
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Covered Bonds:	None
16. Floating Rate Covered Bond Provisions		Applicable from and including the Final Maturity Date, to but excluding the Extended Due for Payment Date
(i)	Interest Period(s):	The period from and including each specified Interest Payment Date, to but excluding the following Specified Interest Payment Date

	(ii)	Specified Interest Payment Dates:	The 22nd day of each month from and including the Final Maturity Date to and including the Extended Due for Payment Date
	(iii)	First Interest Payment Date:	22 July 2017
	(iv)	Business Day Convention:	Modified Following Business Day Convention
	(v)	Business Centre(s):	London, TARGET and New York
	(vi)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vii)	Party responsible for calculating the Rate(s) of Interest and/or Interest Amount(s) (if not the Agent):	Not Applicable
	(viii)	Screen Rate Determination:	
		- Reference Rate:	1 Month BBA LIBOR USD
		- Interest Determination Date(s):	2 Business Days prior to Interest Payment Date
		- Relevant Screen Page:	Reuters page LIBOR01
	(ix)	ISDA Determination:	Not Applicable
	(x)	Margin(s):	0.02 per cent.
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction:	Actual/360
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Covered Bonds, if different from those set out in the Conditions:	Not Applicable
17.	**Zero Coupon Covered Bond Provisions**		Not Applicable
18.	**Index-Linked Interest Covered Bond/Other Variable-linked interest Covered Bond Provisions**		Not Applicable
19.	**Dual Currency Covered Bond Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option:**	Not Applicable
21	**Put Option:**	Not Applicable
22.	**Final Redemption Amount of each Covered Bond:**	Nominal Amount
23.	**Early Redemption Amount**	
	Early Redemption Amount of each Covered Bond payable on redemption for taxation reasons, on acceleration following an Issuer Event of Default or an LLP Event of Default and/or the method of calculating the same (if required or if different from that set out in Condition 6(e)):	USD 1,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE COVERED BONDS

24.	Form of Covered Bonds:	Registered Covered Bonds: Regulation S Global Covered Bond (USD 733,000,000 nominal

		amount) registered in the name of the common depositary for Euroclear and Clearstream, Luxembourg and Rule 144A Global Covered Bonds (USD 267,000,000 and USD 500,000,000, respectively, nominal amounts) registered in the name of a nominee for DTC
25.	New Global Covered Bond:	No
26.	Financial Centre(s) or other special provisions relating to payment dates:	Not Applicable
27.	Talons for future Coupons or Receipts to be attached to Definitive Covered Bonds (and dates on which such Talons mature):	No
28.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
29.	Other final terms:	Not Applicable

DISTRIBUTION

33.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Barclays Capital Inc. Citigroup Global Markets Limited Deutsche Bank Aktiengesellschaft Merrill Lynch International Morgan Stanley & Co. International plc UBS Limited
	(ii)	Date of Subscription Agreement:	21 June 2007
	(iii)	Stabilising Managers (if any):	Not Applicable
34.	If non-syndicated, name and address of Dealer:		Not Applicable
35.	Total commission and concession:		0.15 per cent. of the Aggregate Nominal Amount
36.	U.S. Selling Restrictions:		Rule 144A, Reg. S Category 2; TEFRA not applicable
37.	Non-exempt Offer:		Not Applicable
38.	Additional selling restrictions:		Not Applicable
39.	Additional United States Tax Considerations		Not Applicable

PURPOSE OF FINAL TERMS

These Final Terms comprise the final terms required for issue and admission to trading on Gilt-Edged and Fixed Interest Market of the London Stock Exchange of the Covered Bonds described herein pursuant to the €30,000,000,000 Covered Bond Programme of Northern Rock plc.

RESPONSIBILITY

The Issuer and the LLP accept responsibility for the information contained in these Final Terms

Signed on behalf of Northern Rock plc:

By: ....

Duly authorised

Signed on behalf of Northern Rock Covered Bond LLP:

By: ....

Duly authorised

PART B – OTHER INFORMATION*

LISTING:

(i)	Listing:	London
(i)	Admission to trading:	Application has been made for the Covered Bonds to be admitted to trading on the Gilt-Edged and Fixed Interest Market of the London Stock Exchange with effect from 22 June 2007
(i)	Estimate of total expenses related to admission to trading:	USD 8,352

2. **RATINGS:**

Ratings: The Covered Bonds to be issued have been rated:

S & P: AAA

Moody's: Aaa

Fitch: AAA

3. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:**

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the offer of the Covered Bonds has an interest material to the offer.

4. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES:**

(i)	Reasons for the offer:	The gross proceeds from each issue of Covered Bonds will be used by the Issuer to make available Term Advances to the LLP pursuant to the terms of the Intercompany Loan Agreement.
(ii)	Estimated net proceeds:	USD 1,488,300,000
(iii)	Estimated total expenses:	USD 2,250,000

5. **YIELD:**

Indication of yield: 5.79 per cent. per annum.
Calculated as the rate of return anticipated on the Covered Bonds as if they will be held until the Final Maturity Date, assuming that all Coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

6. **HISTORIC INTEREST RATES:**

Details of historic USD LIBOR rates can be obtained from Reuters

7. **PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING:**

The Issuer currently intends to provide post-issuance information on http://companyinfo.northernrock.co.uk/treasury/coveredBonds/.

8. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT:** *(Dual Currency Covered Bonds only)*

Not Applicable

10. **OPERATIONAL INFORMATION:**

(i)	ISIN Code:	Reg S: XS0307583582 Rule 144A: US6656P5AA25
(ii)	Common Code:	Reg S: 030758358 Rule 144A: 030759745
(iii)	CUSIP Code:	Rule 144A: 6656P5AA2
(iv)	Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification number(s):	The Depository Trust Company
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of initial Paying Agent(s):	Citibank N.A., acting through its offices at 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB
(vii)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(viii)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

Regulatory Announcement

Go to market news section

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Final Terms
Released	07:00 02-May-07
Number	8529V

RNS Number:8529V
Northern Rock PLC
02 May 2007

Northern Rock plc - Publication of Final Terms

Northern Rock plc has issued Eur 100,000,000 Floating Rate Notes due May 2010 (the "Notes") pursuant to its U.S.$15,000,000,000 Euro Medium Term Note Programme (the "Programme").

The following document dated 2 May 2007 constitutes the final terms (the "Final Terms") relating to the issue of the Notes for the purposes of Article 5.4 of Directive 2003/71/EC and must be read in conjunction with the Prospectus dated 19 June 2006 and the Supplementary Prospectuses dated 3 August 2006 and 2 February 2007 relating to the Programme (together the " Prospectus"). Full information on Northern Rock and the offer of the Notes is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms have been filed with the UK Listing Authority.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

Final Terms

www.rns-pdf.londonstockexchange.com/rns/8529v_-2007-5-1.pdf

For further information, please contact either:

Antony Swalwell, Northern Rock plc
Operational Director Capital Markets
Tel: +44 (0)191 279 4553

Lesley-Anne Rawcliffe, Northern Rock plc
Assistant Director Capital Markets
Tel: +44 (0) 191 279 4077

Neither the Prospectus nor the Final Terms is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus and the Final

Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither the Prospectus nor the Final Terms constitutes an offer of securities for sale in the United States. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

END

FINAL TERMS

2 May 2007

NORTHERN ROCK PLC

Issue of €100,000,000 Floating Rate Notes due May 2010
under the U.S.$15,000,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 19 June 2006, as supplemented by supplementary prospectuses dated 3 August 2006 and 2 February 2007, which, together, constitute a base prospectus for the purposes of Directive 2003/71/EC (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus as so supplemented. Copies of the Prospectus and the supplementary prospectuses are available, upon request and free of charge, from the registered office of the Issuer and from the specified office of the Agent in London and are available for viewing on the website of the Regulatory News Service operated by the London Stock Exchange at *www.londonstockexchange.com/en-gb/pricesnews/marketnews/*.

1.	Issuer:	Northern Rock plc
2.	(i) Series Number:	422
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Euro (€)
4.	Aggregate Nominal Amount:	
	- Tranche:	€100,000,000
	- Series:	€100,000,000
5.	Issue Price of Tranche:	100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	€50,000
7.	Issue Date and Interest Commencement Date:	4 May 2007
8.	Maturity Date:	Interest Payment Date falling in or nearest to May 2010

9.	Interest Basis:	Three-month EURIBOR + 0.055 per cent. per annum Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of Distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions		Not Applicable
16.	Floating Rate Note Provisions		Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates:	4 August, 4 November, 4 February and 4 May in each year from, and including, 4 August 2007 to, and including, the Maturity Date, in each case subject to adjustment in accordance to Business Day Convention specified below
	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Additional Business Centre(s):	London and TARGET Business Days
	(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
	(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Not Applicable
	(vi)	Screen Rate Determination:	
		- Reference Rate:	Three-month EURIBOR
		- Interest Determination Date(s):	The second day on which the TARGET System is open prior to the start of each Interest Period
		- Relevant Screen Page:	Reuters EURIBOR01
	(vii)	ISDA Determination:	
		- Floating Rate Option:	Not Applicable
		- Designated Maturity:	Not Applicable

	- Reset Date:	Not Applicable
	(viii) Margin(s):	+ 0.055 per cent. per annum
	(ix) Minimum Rate of Interest:	Not Applicable
	(x) Maximum Rate of Interest:	Not Applicable
	(xi) Day Count Fraction:	Actual/360, adjusted
	(xii) Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17.	Zero Coupon Note Provisions	Not Applicable
18.	Index Linked Interest Note Provisions	Not Applicable
19.	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount of each Note:	In respect of each Note, €50,000 per €50,000 in nominal amount of such Note
23.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same Condition *6(g)* applies):	In respect of each Note, €50,000 per €50,000 in nominal amount of such Note

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	
	(a) Form:	Temporary Global Note exchangeable for Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
	(b) New Global Note:	Yes
25.	Additional Financial Centre(s) or other special provisions relating to Payment Days:	London and TARGET
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Notes:	
	Instalment Amount(s):	Not Applicable
	Instalment Date(s):	Not Applicable
29.	Redenomination applicable:	Redenomination Not Applicable
30.	Other final terms:	Not Applicable

DISTRIBUTION

31.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Date of Subscription Agreement:	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
32.	If non-syndicated, name of relevant Dealer:	The Royal Bank of Scotland plc
33.	Total commission and concession:	Not Applicable
34.	Whether TEFRA D applicable or TEFRA rules not applicable:	TEFRA D
35.	Additional selling restrictions:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: [signature]

Duly authorised

PART B – OTHER INFORMATION

1. LISTING:

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market with effect from 4 May 2007.
(iii)	Estimate of total expenses related to admission to trading:	Listing Fee £2,224

2. RATINGS:

Ratings: The Notes have been assigned the following ratings:

S & P:	A+
Moody's:	Aa3
Fitch:	A+

3. NOTIFICATION

Not Applicable

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:

Save for any fees payable to the Managers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. TRADEABLE AMOUNTS:

So long as the Notes are represented by a global Note and Euroclear/Clearstream so perimit, the Notes shall be tradeable in minimum principal amounts of €50,000 and integral multiples of €50,000 (the "Tradeable Amount") in addition thereto.

6. OPERATIONAL INFORMATION:

(i)	ISIN Code:	XS0299043751
(ii)	Common Code:	029904375
(iii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.

Regulatory Announcement

Go to market news section

Free annual report

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Final Terms
Released	14:41 23-Apr-07
Number	3502V

northern rock

RNS Number:3502V
Northern Rock PLC
23 April 2007

Northern Rock plc - Publication of Final Terms

Northern Rock plc has issued £2,500,000 Floating Rate Notes due April 2013 (the "Notes") pursuant to its U.S.$15,000,000,000 Euro Medium Term Note Programme (the "Programme").

The following document dated 23 April 2007 constitutes the final terms (the "Final Terms") relating to the issue of the Notes for the purposes of Article 5.4 of Directive 2003/71/EC and must be read in conjunction with the Prospectus dated 19 June 2006 and the Supplementary Prospectuses dated 3 August 2006 and 2 February 2007 relating to the Programme (together the " Prospectus"). Full information on Northern Rock and the offer of the Notes is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms have been filed with the UK Listing Authority. To view the Final Terms in full, please paste the following URL into the address bar of your browser.

Final Terms

www.rns-pdf.londonstockexchange.com/rns/3502v -2007-4-23.pdf

For further information, please contact either:

Antony Swalwell, Northern Rock plc
Operational Director Capital Markets
Tel: +44 (0)191 279 4553

Lesley-Anne Rawcliffe, Northern Rock plc
Assistant Director Capital Markets
Tel: +44 (0) 191 279 4077

Neither the Prospectus nor the Final Terms is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus and the Final Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither the Prospectus nor the Final Terms constitutes an offer of securities for sale in the United States. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

FINAL TERMS

23 April 2007

NORTHERN ROCK PLC

Issue of GBP2,500,000 Floating Rate Notes due April 2013
under the U.S.$15,000,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 19 June, 2006 and the supplementary prospectuses dated 3 August 2006 and 2 February 2007 which together constitute a base prospectus for the purposes of Directive 2003/71/EC (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus as so supplemented. The Prospectus and the supplementary prospectus are available for viewing at the specified office in London of the Agent and the website of the Regulatory News Service operated by the London Stock Exchange at www.londonstockexchange.com/en-gb/pricenews/marketnews/ and copies may be obtained from the registered office of the Issuer.

1. Issuer:	Northern Rock plc
2. (i) Series Number: (ii) Tranche Number:	421 1
3. Specified Currency or Currencies:	Pounds Sterling ("GBP")
4. Aggregate Nominal Amount: - Tranche: - Series:	 GBP2,500,000 GBP2,500,000
5. Issue Price of Tranche:	100.00 per cent. of the Aggregate Nominal Amount
6. Specified Denominations:	GBP50,000 with increments of GBP1,000 thereafter
7. (i) Issue Date and Interest Commencement Date:	24 April 2007
8. Maturity Date:	18 April 2013

9.	Interest Basis:	3 month GBP-LIBOR-BBA -0.03 per cent. Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Investor Put (further particulars specified below)
13.	Status of the Notes:	Senior
14.	Method of Distribution:	Non-syndicated
PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE		
15.	Fixed Rate Note Provisions	Not Applicable
16.	Floating Rate Note Provisions	Applicable
	(i) Specified Period(s)/Specified Interest Payment Dates:	Interest Payment Dates: Quarterly on every 28 January, 28 April, 28 July and 28 October, commencing from and including 28 July 2007, up to and including the Maturity Date. There will be a long first coupon, commencing the Issue Date to 28 July 2007, where linear interpolation shall apply based upon a designated maturity of 3 month GBP-LIBOR-BBA and a designated maturity of 4 month GBP-LIBOR-BBA minus 0.03 per cent. There will be a short last coupon, commencing the 28 January 2013 to the Maturity Date, where linear interpolation shall apply based upon a designated maturity of 2 month GBP-LIBOR-BBA and a designated maturity of 3 month GBP-LIBOR-BBA minus 0.03 per cent.
	(ii) Business Day Convention:	Modified Following Business Day Convention
	(iii) Additional Business Centre(s):	London

(iv) Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
(v) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Agent
(vi) Screen Rate Determination: - Reference Rate:	 3 month GBP-LIBOR-BBA
- Interest Determination Date(s):	First day of each Interest Period
- Relevant Screen Page:	Reuters LIBOR01
(vii) ISDA Determination:	Not Applicable
(viii) Margin(s):	-0.03 per cent. per annum
(ix) Minimum Rate of Interest:	Not Applicable
(x) Maximum Rate of Interest:	Not Applicable
(xi) Day Count Fraction:	Actual/365, Adjusted
(xii) Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As per conditions
17. Zero Coupon Note Provisions	Not Applicable
18. Index Linked Interest Note Provisions	Not Applicable
19. Dual Currency Note Provisions	Not Applicable
PROVISIONS RELATING TO REDEMPTION	
20. Issuer Call:	Not Applicable
21. Investor Put:	Applicable

	(i) Optional Redemption Date:	28 April 2010
	(ii) Optional Redemption Amount of each Note and method, if any, of calculation of such amount	Investor has the right to put the note in whole and not in part
	(iii) Notice Period (if other than as set out in the Conditions):	5 Business Days prior notice
22.	Final Redemption Amount of each Note:	GBP50,000 per Note of GBP50,000 Specified Denomination with increments of GBP1,000 per Note of GBP1,000 Specified Denomination
23.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(g)):	Condition 6(g) applies

GENERAL PROVISIONS APPLICABLE TO THE NOTES		
24.	(a) Form of Notes:	Temporary Global Note exchangeable for Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
	(b) New Global Note:	No
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Notes: Instalment Amount(s): Instalment Date(s):	 Not Applicable Not Applicable
29.	Redenomination applicable:	Redenomination Not Applicable
30.	Other final terms:	Not Applicable

DISTRIBUTION	
31. If syndicated	Not Applicable
32. If non-syndicated, name and address of relevant Dealer:	Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB Tel: 020 7773 9090 Fax: 020 7773 4876 Telex: 94020039 BAR G Attn: MTN Dealers
33. Total commission and concession	0.051 per cent. of the Aggregate Nominal Amount
34. Whether TEFRA D applicable or TEFRA rules not applicable:	TEFRA D
35. Additional selling restrictions:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:.................................

Duly authorised

PART B – OTHER INFORMATION *

1. LISTING:

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market with effect from 24 April 2007.
(iii)	Estimate of total expenses related to admission to trading:	UKLA Tranche Fee GBP100 Listing Fee GBP155

2. RATINGS:

Ratings: The Notes have been assigned the following ratings:

S & P:	A+
Moody's:	Aa3
Fitch:	A+

3. NOTIFICATION: Not Applicable

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES:

(i)	Reasons for the offer:	As per "Use of Proceeds" section in the Prospectus
(ii)	Estimated net proceeds:	GBP2,498,725
(iii)	Estimated total expenses:	Dealer Fees GBP1,275

6. YIELD: (*Fixed Rate Notes only*) – Not Applicable

7. **HISTORIC INTEREST RATES:** (*Floating Rate Notes only*)

Details of historic LIBOR other rates can be obtained from Bloomberg.

---

8. **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING:** - Not Applicable

9. **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT:** (*Dual Currency Notes only*) – Not Applicable

10. **OPERATIONAL INFORMATION:**

(i)	ISIN Code:	XS0297756214
(ii)	Common Code:	029775621
(iii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Final Terms
Released	17:23 20-Apr-07
Number	2942V

RNS Number:2942V
Northern Rock PLC
20 April 2007

Northern Rock plc - Publication of Final Terms

Northern Rock plc has issued Eur 100,000,000 Floating Rate Notes due April 2010 (the "Notes") pursuant to its U.S.$15,000,000,000 Euro Medium Term Note Programme (the "Programme").

The following document dated 18 April 2007 constitutes the final terms (the "Final Terms") relating to the issue of the Notes for the purposes of Article 5.4 of Directive 2003/71/EC and must be read in conjunction with the Prospectus dated 19 June 2006 and the Supplementary Prospectuses dated 3 August 2006 and 2 February 2007 relating to the Programme (together the " Prospectus"). Full information on Northern Rock and the offer of the Notes is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms have been filed with the UK Listing Authority. To view the Final Terms in full, please paste the following URL into the address bar of your browser.

Final Terms

www.rns-pdf.londonstockexchange.com/rns/2942v -2007-4-20.pdf

For further information, please contact either:

Antony Swalwell, Northern Rock plc
Operational Director Capital Markets
Tel: +44 (0)191 279 4553

Lesley-Anne Rawcliffe, Northern Rock plc
Assistant Director Capital Markets
Tel: +44 (0) 191 279 4077

Neither the Prospectus nor the Final Terms is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus and the Final Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither the Prospectus nor the Final Terms constitutes an offer of securities for sale in the United States. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under

any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

FINAL TERMS

18 April 2007

NORTHERN ROCK PLC

Issue of €100,000,000 Floating Rate Notes due April 2010
under the U.S.$15,000,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 19 June 2006, as supplemented by supplementary prospectuses dated 3 August 2006 and 2 February 2007, which, together, constitute a base prospectus for the purposes of Directive 2003/71/EC (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus as so supplemented. Copies of the Prospectus and the supplementary prospectuses are available, upon request and free of charge, from the registered office of the Issuer and from the specified office of the Agent in London and are available for viewing on the website of the Regulatory News Service operated by the London Stock Exchange at *www.londonstockexchange.com/en-gb/pricesnews/marketnews/*.

1.	Issuer:	Northern Rock plc
2.	(i) Series Number:	419
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Euro (€)
4.	Aggregate Nominal Amount:	
	- Tranche:	€100,000,000
	- Series:	€100,000,000
5.	Issue Price of Tranche:	100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	€50,000
7.	Issue Date and Interest Commencement Date:	20 April 2007
8.	Maturity Date:	Interest Payment Date falling in or nearest to April 2010

9.	Interest Basis:	Three-month EURIBOR + 0.055 per cent. per annum Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of Distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions	Not Applicable
16.	Floating Rate Note Provisions	Applicable
	(i) Specified Period(s)/Specified Interest Payment Dates:	20 July, 20 October, 20 January and 20 April in each year from, and including, 20 July 2007 to, and including, the Maturity Date, in each case subject to adjustment in accordance to Business Day Convention specified below
	(ii) Business Day Convention:	Modified Following Business Day Convention
	(iii) Additional Business Centre(s):	London and TARGET Business Days
	(iv) Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
	(v) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Not Applicable
	(vi) Screen Rate Determination:	
	- Reference Rate:	Three-month EURIBOR
	- Interest Determination Date(s):	The second day on which the TARGET System is open prior to the start of each Interest Period
	- Relevant Screen Page:	Reuters EURIBOR01
	(vii) ISDA Determination:	
	- Floating Rate Option:	Not Applicable
	- Designated Maturity:	Not Applicable

	- Reset Date:	Not Applicable
(viii)	Margin(s):	+ 0.055 per cent. per annum
(ix)	Minimum Rate of Interest:	Not Applicable
(x)	Maximum Rate of Interest:	Not Applicable
(xi)	Day Count Fraction:	Actual/360, adjusted
(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

17.	Zero Coupon Note Provisions	Not Applicable
18.	Index Linked Interest Note Provisions	Not Applicable
19.	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount of each Note:	In respect of each Note, €50,000 per €50,000 in nominal amount of such Note
23.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same Condition 6*(g)* applies):	In respect of each Note, €50,000 per €50,000 in nominal amount of such Note

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:		
	(a)	Form:	Temporary Global Note exchangeable for Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
	(b)	New Global Note:	Yes
25.	Additional Financial Centre(s) or other special provisions relating to Payment Days:		London and TARGET
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No

27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Notes:	
	Instalment Amount(s):	Not Applicable
	Instalment Date(s):	Not Applicable
29.	Redenomination applicable:	Redenomination Not Applicable
30.	Other final terms:	Not Applicable

DISTRIBUTION

31.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Date of Subscription Agreement:	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
32.	If non-syndicated, name of relevant Dealer:	The Royal Bank of Scotland plc
33.	Total commission and concession:	Not Applicable
34.	Whether TEFRA D applicable or TEFRA rules not applicable:	TEFRA D
35.	Additional selling restrictions:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: RARawcliffe

Duly authorised

PART B – OTHER INFORMATION

1. LISTING:

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market with effect from 20 April 2007.
(iii)	Estimate of total expenses related to admission to trading:	UKLA Tranche Fee £100 Listing Fee £2,224

2. RATINGS:

Ratings: The Notes have been assigned the following ratings:

S & P:	A+
Moody's:	A1
Fitch:	A+

3. NOTIFICATION

Not Applicable

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:

Save for any fees payable to the Managers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. TRADEABLE AMOUNTS:

So long as the Notes are represented by a global Note and Euroclear/Clearstream so permit, the Notes shall be tradeable in minimum principal amounts of €50,000 and integral multiples of €50,000 (the "Tradeable Amount") in addition thereto.

6. OPERATIONAL INFORMATION:

(i)	ISIN Code:	XS0296701534
(ii)	Common Code:	029670153
(iii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.

PROSPECTUS
Dated 19 June 2007

northern rock

NORTHERN ROCK PLC

(Incorporated with limited liability in England and Wales under the Companies Act 1985, registered number 3273685)

U.S.$25,000,000,000
Euro Medium Term Note Programme

This Prospectus supersedes any previous prospectus or offering circular. Any Notes issued under the U.S.$25,000,000,000 Euro Medium Term Note Programme (the "Programme") are issued subject to the provisions set out herein. Other than as stated herein, this does not affect any Notes issued prior to the date hereof.

Pursuant to the Programme, Northern Rock plc (the "Issuer" or "Northern Rock") may from time to time issue in one or more Tranches (as defined herein) of Notes (the "Notes", which expression shall include Senior Notes, Dated Subordinated Notes and Undated Subordinated Notes (each as defined herein)). The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed U.S.$25,000,000,000 (or its equivalent in other currencies calculated as described in the Programme Agreement (as defined herein) and subject to increase as provided in the Programme Agreement).

Save as further described herein, Notes issued under the Programme may (i) be denominated in such currencies as may be agreed, (ii) be issued at par or at a premium or discount to par, (iii) be issued on a fully-paid or partly-paid basis, (iv) bear interest at a fixed or floating rate or on an index- or formula-linked basis or be issued on a non-interest bearing fully-discounted basis, (v) provide that the amount payable upon redemption is fixed or index- or formula-linked, (vi) provide that they will be redeemed in one amount or instalments or will have no final maturity date and/or (vii) provide that payments of principal and/or interest should be made in a currency or currencies other than the original currency of issue.

The Notes may be issued from time to time to one or more of the Dealers specified on page 4 (each a "Dealer" and together the "Dealers", which expression shall include any additional Dealer appointed under the Programme from time to time and which appointment may be for a specific issue or on an ongoing basis).

An investment in Notes issued under the Programme involves certain risks. For a discussion of these risks, see "Risk Factors" on page 10.

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "UK Listing Authority" and the FSMA, respectively) for Notes issued within 12 months from the date hereof to be admitted to the official list of the UK Listing Authority (the "Official List") and to the London Stock Exchange plc (the "London Stock Exchange") for such Notes to be admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market. References in this Prospectus to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to the Official List and have been admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market. The London Stock Exchange's Gilt-Edged and Fixed Interest Market is a regulated market for the purposes of Directive 93/22/EEC (the "Investment Services Directive").

Notice of the aggregate nominal amount of, interest (if any) payable in respect of, the issue price of, the issue date and maturity date (if any) of, and any other terms and conditions not contained herein which are applicable to, each Tranche of Notes will be set forth in a final terms document ("Final Terms") applicable to such Tranche which, with respect to Notes to be listed on the London Stock Exchange, will be delivered to the UK Listing Authority and to the London Stock Exchange on or before the date of issue of such Tranche.

The Programme provides that Notes may be listed and/or admitted to trading, as the case may be, on such other or further stock exchanges or markets as may be agreed between the Issuer and the relevant Dealer(s). The Issuer may also issue Senior Notes which are not to be listed and/or admitted to trading on any market. The applicable Final Terms in respect of the issue of any Notes will specify whether or not such Notes will be admitted to the Official List and to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market (or any other listing authority, stock exchange and/or quotation system, if applicable).

The Issuer may agree with any Dealer and the Trustee that Notes may be issued in a form not contemplated by the "Terms and Conditions of the Notes" herein, in which event (in the case of Notes admitted to the Official List only) a supplementary prospectus or further prospectus, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

The Notes of each Tranche will be in bearer form and will be initially represented by a temporary global Note which will (i) if the global Notes are intended to be issued in new global note ("NGN") form, as specified in the applicable Final Terms, be delivered on or prior to the original issue date of the Tranche to a common safekeeper (the "Common Safekeeper") for Euroclear Bank SA/NV ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg"); and (ii) if the global Notes are not intended to be issued in NGN form, be delivered on or prior to the original issue date of the Tranche to a common depositary (the "Common Depositary") for Euroclear and Clearstream, Luxembourg. The temporary global Note will be exchangeable, as specified in the applicable Final Terms, either for a permanent global Note or Notes in definitive form, in each case upon certification as to non-U.S. beneficial ownership as required by U.S. Treasury regulations. The applicable Final Terms will specify that a permanent global Note either (i) is exchangeable (in whole but not in part) for definitive Notes upon request or (ii) is only exchangeable (in whole but not in part) for definitive Notes following the occurrence of an Exchange Event (as defined on page 17), all as further described in "Form of the Notes" below.

The Programme has been rated by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies Inc. ("Standard & Poor's"), Moody's Investors Service Limited ("Moody's") and by Fitch Ratings Ltd ("Fitch").

Notes issued under the Programme may be rated or unrated. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating applicable to the Programme. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Arranger

Merrill Lynch International

Dealers

Barclays Capital	**Deutsche Bank**
HSBC	**JPMorgan Cazenove**
Lehman Brothers	**Merrill Lynch International**
The Royal Bank of Scotland	**UBS Investment Bank**

This Prospectus has been approved by the UK Listing Authority as a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC (the "Prospectus Directive") and has been published in accordance with the prospectus rules made under the FSMA.

The Issuer (the "Responsible Person") accepts responsibility for the information contained in this Prospectus. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case) the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

This Prospectus is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "Documents Incorporated By Reference" on page 9). This Prospectus shall be read and construed on the basis that such documents are so incorporated and form part of this Prospectus.

Neither the Dealers nor the Trustee have separately verified the information contained in this Prospectus. Accordingly, no representation, warranty or undertaking, express or implied, is made, and no responsibility or liability is accepted, by the Dealers or the Trustee as to the accuracy or completeness of the information contained in this Prospectus, or any other financial statement or any further information supplied in connection with the Programme or the Notes or their distribution. Neither the Dealers nor the Trustee accept any liability in relation to the information contained in this Prospectus or any other information provided by the Issuer in connection with the Programme.

No person is or has been authorised to give any information or to make any representation in connection with the offering, distribution or sale of the Notes other than as contained in, or consistent with, this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, the Dealers or the Trustee.

None of this Prospectus and any financial statements and any further information supplied in connection with the Notes is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation or constituting an offer or invitation by or on behalf of the Issuer, any of the Dealers or the Trustee that any recipient of this Prospectus or any financial statements or any further information supplied in connection with the Notes should subscribe for or purchase any of the Notes. Each investor contemplating purchasing Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer.

The delivery of this Prospectus does not at any time imply that the information contained herein concerning the Issuer is correct at any time subsequent to the date hereof or that any other financial statements or any further information supplied in connection with the Notes is correct as of any time subsequent to the date indicated in the document containing the same. The Dealers and the Trustee expressly do not undertake to review the financial condition or affairs of the Issuer and its subsidiaries during the life of the Programme. Investors should review, *inter alia*, the documents deemed incorporated herein by reference when deciding whether or not to purchase any of the Notes.

The distribution of this Prospectus and the offer, distribution or sale of Notes may be restricted by law in certain jurisdictions. The Issuer, the Dealers and the Trustee do not represent that this document may be lawfully distributed, or that the Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the Dealers or the Trustee which would permit a public offering of any Notes outside the United Kingdom or distribution of this document in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Prospectus nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations and the Dealers have represented that all offers and sales by them will be made on the same terms. Persons into whose possession this Prospectus or any Notes come must inform themselves about, and observe, any such restrictions. In particular, there are restrictions on the distribution of this Prospectus and the offer or sale of Notes in the United States, the European Economic Area (including the United Kingdom, France and The Netherlands) and Japan, see "Subscription and Sale" on page 64.

This Prospectus has not been submitted for clearance to the *Autorité des marchés financiers* in France.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons as defined herein (see "Subscription and Sale").

In this Prospectus, references to "£", "pounds" and "Sterling" are to pounds sterling, references to "U.S.$" and "U.S. Dollars" are to United States dollars, references to "cents" are to United States cents, references to "Yen" and "¥" are to Japanese Yen and references to "euro" and "€" are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended.

In connection with the issue of any Tranche of Notes, the Dealer or Dealers (if any) named as the Stabilising Manager(s) (or persons acting on behalf of any Stabilising Manager(s)) in the applicable Final Terms may over-allot Notes or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or persons acting on behalf of a Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Tranche of Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes. Any stabilisation action or over-allotment must be conducted by the relevant Stabilising Manager(s) (or person(s) acting on behalf of any Stablishing Manager(s)) in accordance with all applicable laws and rules.

TABLE OF CONTENTS

SUMMARY OF THE PROGRAMME AND TERMS AND CONDITIONS OF THE NOTES

This summary must be read as an introduction to this Prospectus and any decision to invest in any Notes should be based on a consideration of this Prospectus as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area no civil liability will attach to the Responsible Person in any such Member State in respect of this summary, including any translation hereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus. Where a claim relating to information contained in this Prospectus is brought before a court in a Member State of the European Economic Area, the claimant may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating the Prospectus before the legal proceedings are initiated.

Words and expressions defined in "Form of the Notes" and "Terms and Conditions of the Notes" below shall have the same meanings in this summary.

Information Relating to the Issuer:

Description:	Northern Rock plc, a public limited company incorporated and registered in England and Wales under the Companies Act 1985 on 30 October 1996 (with registration number 3273685). The registered and principal executive office of the Issuer is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL, United Kingdom. Its internet address is www.northernrock.co.uk and its telephone number is +44 845 600 8401.
Business of the Issuer:	The Issuer is a specialised mortgage lender whose core business is the provision of residential mortgages in the United Kingdom funded in the retail, wholesale, covered bonds and securitisation markets. The Issuer, together with its subsidiaries and associated undertakings (together, the "Group"), also engages in secured commercial lending, personal unsecured lending and distribution of third party insurance products. At 31 December 2006, the Group had statutory total assets of £101.1 billion. The Issuer is the fifth largest mortgage lender in the United Kingdom based upon loans outstanding and has been consistently in the top three mortgage lenders based on net new loans originated. In the UK mortgage market, the Issuer achieved a market share of 13.4 per cent. on the basis of net residential lending during 2006 of £15.1 billion and a market share of 8.3 per cent. on the basis of gross residential lending during 2006 of £29.0 billion. The Issuer was originally a building society (a mutual form of organisation existing under English law which engages primarily in residential mortgage lending and deposit taking) prior to its conversion to a public limited company effective 1 October 1997.

Information Relating to the Programme:

Arranger:	Merrill Lynch International
Dealers:	Barclays Bank PLC Deutsche Bank AG, London Branch HSBC Bank plc Lehman Brothers International (Europe) Merrill Lynch International J.P. Morgan Securities Ltd. The Royal Bank of Scotland plc UBS Limited

Certain Restrictions:	Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see "Subscription and Sale").
Distribution:	Notes may be distributed by way of private or public placement and in each case on either a syndicated or non-syndicated basis.
Trustee:	The Law Debenture Trust Corporation p.l.c.
Issuing and Principal Paying Agent and Agent Bank:	Citibank, N.A.
Amount:	Up to U.S.$25,000,000,000 nominal amount outstanding at any time or its equivalent in other currencies calculated as described in the Programme Agreement. The Issuer may increase the amount of the Programme in accordance with the terms of the Programme Agreement.
Currencies:	Subject to any applicable legal or regulatory restrictions, such currency or currencies as may be agreed from time to time by the Issuer, the relevant Dealer(s), the Agent and the Trustee.
Redenomination:	The applicable Final Terms may provide that certain Notes may be redenominated in euro. If so, the redenomination provisions will be set out in the applicable Final Terms.
Maturities:	Such maturities as may be agreed between the Issuer and the relevant Dealer and as indicated in the applicable Final Terms, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Issuer or the relevant Specified Currency. At the date of this Prospectus, the minimum maturity of all Notes is six months, save that (i) Subordinated Notes may be undated, (ii) in the case of Dated Subordinated Notes, the minimum maturity will be five years and one day and (iii) in any case such other minimum or maximum maturity as may be required from time to time by the relevant monetary authority or any laws or regulations applicable to the relevant Specified Currency.
Issue Price:	Notes may be issued at par or at a premium or discount to par and may be issued on a fully-paid or partly-paid basis.
Form:	Each Tranche of Notes will be in bearer form and will be initially represented by a temporary global Note which will (i) if the global Notes are intended to be issued in NGN form, as specified in the applicable Final Terms, be delivered on or prior to the Issue Date to a Common Safekeeper for Euroclear and Clearstream, Luxembourg; and (ii) if the global Notes are not intended to be issued in NGN form, be delivered on or prior to the Issue Date to a Common Depositary for Euroclear and Clearstream, Luxembourg. The temporary global Note will be exchangeable upon request as described therein for either a permanent global Note or definitive Notes (as indicated in the applicable Final Terms), in each case not earlier than 40 days after the Issue Date upon certification as to non-U.S. beneficial ownership as required by U.S. Treasury regulations. The applicable Final Terms will specify that a permanent global Note either (i) is exchangeable (in whole but not in part) for definitive Notes

upon not less than 45 days' written notice or (ii) is only exchangeable (in whole but not in part) for definitive Notes upon the occurrence of an Exchange Event, as described in "Form of the Notes" below. Any interest in a global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear and/or Clearstream, Luxembourg and/or any other agreed clearing system, as appropriate.

Notes to be issued under the Programme will be Senior Notes, Dated Subordinated Notes or Undated Subordinated Notes.

Interest: Notes which may be issued under the Programme include (i) Notes which bear interest at a fixed rate or a floating rate; (ii) Notes which do not bear interest; (iii) Notes which bear interest calculated by reference to a specified factor such as movements in an index or a currency exchange rate, changes in share or commodity prices, changes in the credit of an underlying entity or certain specified swap rates; (iv) Notes which only bear interest when a reference rate falls within a specified range; and (v) Notes which bear interest at varying rates (subject to caps, floors and other prescribed parameters) depending on the performance of one or more specified factors or the occurrence of certain specified events. In addition, Notes which have any combination of the foregoing features may also be issued.

Fixed Rate Notes: Fixed interest will be payable on such date or dates as may be agreed between the Issuer and the relevant Dealer(s) and on redemption, and will be calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer(s) and indicated in the applicable Final Terms.

Floating Rate Notes: Floating Rate Notes will bear interest at a rate determined either:

(i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2006 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series); or

(ii) on the basis of a reference rate appearing on an agreed screen page of a commercial quotation service; or

(iii) on such other basis as may be agreed between the Issuer and the relevant Dealer(s),

as indicated in the applicable Final Terms.

The Margin (if any) relating to such floating rate will be agreed between the Issuer and the relevant Dealer(s) for each issue of Floating Rate Notes.

Index Linked Notes: Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the Issuer and the relevant Dealer(s) may agree (as indicated in the applicable Final Terms).

Other provisions in relation to Floating Rate Notes and Index Linked Interest Notes: Floating Rate Notes and Index Linked Interest Notes may also have a maximum interest rate, a minimum interest rate or both (as indicated in the applicable Final Terms).

	Interest on Floating Rate Notes and Index Linked Interest Notes in respect of each Interest Period, as agreed prior to issue by the Issuer and the relevant Dealer(s), will be payable on such Interest Payment Dates and will be calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer(s).
Dual Currency Notes:	Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer(s) may agree (as indicated in the applicable Final Terms).
Zero Coupon Notes:	Zero Coupon Notes will not bear interest and will be offered and sold at a discount to their nominal amount unless otherwise specified in the applicable Final Terms.
Redemption:	The applicable Final Terms relating to each Tranche of Notes will indicate either that (except for Undated Subordinated Notes which will not have a stated maturity) the Notes of such Tranche cannot be redeemed prior to their stated maturity (other than in specified instalments (see below), if applicable, or for taxation reasons (subject, in the case of Subordinated Notes only, to having obtained the prior consent of the Financial Services Authority) or following an Event of Default) or that such Notes will be redeemable at the option of the Issuer (subject, in the case of Subordinated Notes only, to having obtained the prior consent of the Financial Services Authority) and/or the Noteholders upon giving not more than 60 nor less than 30 days' irrevocable notice (or such other notice period (if any) as is indicated in the applicable Final Terms) to the Noteholders or the Issuer, as the case may be, on a date or dates specified prior to such stated maturity (if any) and at a price or prices and on such terms as are indicated in the applicable Final Terms. The applicable Final Terms may provide that Notes may be redeemed in two or more instalments of such amounts and on such dates as are indicated in such Final Terms.
Denomination of Notes:	Notes will be issued in such denominations as may be agreed between the Issuer and the relevant Dealer(s) and as indicated in the applicable Final Terms save that the minimum denomination of each Note will be such amount as may be allowed or required from time to time by the relevant regulatory authority or any laws or regulations applicable to the relevant Specified Currency and save that the minimum denomination of each Note admitted to trading on a regulated market within the European Economic Area or offered to the public in a Member State of the European Economic Area in circumstances which require the publication of a prospectus under the Prospectus Directive will be €1,000 (or, if the Notes are denominated in a currency other than euro, the equivalent amount in such currency at the time of issue).
Taxation:	All payments in respect of the Notes will be made without deduction for or on account of United Kingdom withholding taxes, subject to certain exceptions as are described in Condition 10.
Status of the Senior Notes:	The Senior Notes will constitute direct, unconditional and (subject to the provisions of Condition 4) unsecured obligations of the Issuer ranking *pari passu* and without any preference among themselves and (subject as aforesaid and to any applicable statutory provisions) at least equally with all other present and future unsecured and unsubordinated obligations of the Issuer from time to time outstanding.

Status of the Subordinated Notes: The Subordinated Notes will be direct, unsecured, subordinated obligations of the Issuer and will rank *pari passu* and without any preference among themselves.

The rights of holders of Subordinated Notes will be subordinated in right of payment in the manner provided in the Trust Deed and as specified in Condition 3.

In respect of Undated Subordinated Notes, payments of interest are subject to the right of the Issuer to defer payments of interest in accordance with Condition 5*(f)* and subject to Condition 3(ii).

Rating: The Programme has been rated by Standard & Poor's, by Moody's and by Fitch. Notes issued under the Programme may be rated or unrated. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating applicable to the Programme. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency. Where an issue of Notes is rated, the rating will be specified in the applicable Final Terms.

Cross Default: The Senior Notes will contain a cross default clause in respect of indebtedness for moneys borrowed (as defined in the Trust Deed) of, or guaranteed by, the Issuer or any Material Subsidiary having an outstanding aggregate principal amount of at least the Specified Amount as more fully described in Condition 11.

Negative Pledge: The Senior Notes will contain a negative pledge provision as more fully described in Condition 4.

Listing and Admission to Trading: Application has been made to the UK Listing Authority for Notes issued under the Programme during the period of 12 months from the date of this Prospectus to be admitted to the Official List and to the London Stock Exchange for such Notes to be admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market. Notes may also be listed and/or admitted to trading, as the case may be, on such other or further stock exchanges or markets as may be agreed between the Issuer and the relevant Dealer(s) in relation to each issue.

Notes (other than Subordinated Notes) which are neither listed nor admitted to trading on any market may also be issued.

The Final Terms relating to each Tranche of Notes will state whether or not the relevant Notes are to be listed and/or admitted to trading and, if so, on which stock exchanges and markets.

Governing Law: The Notes will be governed by, and construed in accordance with, English law.

Selling Restrictions: There are selling restrictions in relation to the offering and sale of a particular Tranche of Notes. See "Subscription and Sale".

Risk Factors: A description of certain factors that may affect the Issuer's ability to fulfil its obligations under Notes issued under the Programme is set out under "Risk Factors" below and includes exposure to credit risk and market risk, dependence on economic activity in the UK, risks associated with strategic decisions regarding organic growth and cost control, access to wholesale funding, covered bond and securitisation markets and the impact of regulatory changes. In addition, there are certain factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme, see "Risk Factors".

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have previously been published and have been filed with the Financial Services Authority, shall be incorporated in, and form part of, this Prospectus:

(a) the Issuer's 2005 Annual Report and Accounts, including the audited consolidated annual financial statements for the financial year ended 31 December 2005 together with the notes to the financial statements and the audit report thereon; and

(b) the Issuer's 2006 Annual Report and Accounts, including the audited consolidated annual financial statements for the financial year ended 31 December 2006 together with the notes to the financial statements and the audit report thereon.

Following the publication of this Prospectus, a supplementary prospectus may be prepared by the Issuer and approved by the UK Listing Authority in accordance with Article 16 of the Prospectus Directive. Statements contained in any such supplementary prospectus (or contained in any document incorporated by reference therein) shall, to the extent applicable (whether expressly, by implication or otherwise), be deemed to modify or supersede statements contained in this Prospectus or in a document which is incorporated by reference in this Prospectus. Any statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this Prospectus.

Copies of documents incorporated by reference in this Prospectus can be obtained, upon request and free of charge, from the registered office of the Issuer and from the specified office of the Agent in London and will be available for viewing on the website of the Regulatory News Service operated by the London Stock Exchange at www.londonstockexchange.com/en-gb/pricesnews/marketnews/.

In the event of any significant new factor arising or any material mistake or inaccuracy relating to the information included in this Prospectus which is capable of affecting the assessment of any Notes, the Issuer will prepare and publish a supplementary prospectus or a new prospectus for use in connection with any subsequent issue of Notes. In addition, the Issuer has undertaken to the Dealers in the Programme Agreement (as defined in "Subscription and Sale") that it will comply with Section 87G of the FSMA.

RISK FACTORS

The Issuer believes that the following factors may affect its ability to fulfil its obligations under Notes issued under the Programme. All of these factors are contingencies which may or may not occur and the Issuer is not in a position to express a view on the likelihood of any such contingency occurring.

Factors which the Issuer believes may be material for the purpose of assessing the market risks associated with Notes issued under the Programme are also described below.

The Issuer believes that the factors described below represent the principal risks inherent in investing in Notes issued under the Programme, but the Issuer may be unable to pay interest, principal or other amounts on or in connection with any Notes for other reasons and the Issuer does not represent that the statements below regarding the risks of holding any Notes are exhaustive. Prospective investors should also read the detailed information set out elsewhere in this Prospectus and reach their own views prior to making any investment decision.

Factors that may affect the Issuer's ability to fulfil its obligations under Notes issued under the Programme

Like all other banks, the Issuer is mainly exposed to credit risk and market risk (for example, fluctuations in interest rates and currency values). These risk factors are addressed by the Issuer's own risk management procedures and exposures are constantly measured and monitored.

Economic Activity in the UK

The Issuer's business activities are dependent on the level of banking, finance and financial services required by its customers. In particular, levels of borrowing are heavily dependent on customer confidence, employment trends, the state of the economy and market interest rates at the time. As the Issuer currently conducts the majority of its business in the UK, its performance is influenced by the level and cyclical nature of business activity in the UK, which is in turn impacted by both domestic and international economic and political events. There can be no assurance that a weakening in the UK economy will not have a material effect on the Issuer's future results.

Risk Associated with Strategic Decisions Regarding Organic Growth and Cost Control

The Issuer's strategy relies upon the continued organic growth of its assets coupled with controlling related expenses. The strategy also involves operating as a single segment business concentrating on UK residential mortgage lending. No assurance can be given that profitability would not be impacted in the event conditions in the UK residential mortgage market deteriorated significantly or the Issuer was otherwise unable to succeed in its growth strategy or in continuing to control related expenses.

Access to Wholesale Funding, Covered Bond and Securitisation Markets

A substantial amount of the Issuer's funding depends upon access to wholesale funding sources, including accessing the institutional debt market in the United States, Europe and in Asia, as well as accessing the global securitisation and covered bond markets as an additional source of wholesale funding. The continued ability of the Issuer to access such funding sources on favourable economic terms is dependent on a variety of factors, including a number of factors outside of its control, including general market conditions. There can be no assurance that the Issuer will continue to be able to access such funding sources on favourable terms in the future.

Impact of Regulatory Changes

The Issuer is subject to financial services laws, regulations, administrative actions and policies in each location that the Issuer operates. Changes in supervision and regulation, in particular in the UK, could materially affect the Issuer's business, the products and services offered or the value of its assets. Although the Issuer works closely with its regulators and continually monitors the situation, future changes in regulation, fiscal or other policies can be unpredictable and are beyond the control of the Issuer.

International Financial Reporting Standards

The Issuer has adopted International Financial Reporting Standards ("IFRS") for reporting periods beginning 1 January 2005 and thereafter. These standards are, in a number of ways, different from existing generally accepted accounting principles in the UK and their implementation has had a significant effect on the presentation of the Issuer's financial statements.

Factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme

The Notes may not be a suitable investment for all investors

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of the relevant Notes, the merits and risks of investing in the relevant Notes and the information contained or incorporated by reference in this Prospectus or any applicable supplementary prospectus;

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the relevant Notes and the impact such investment will have on its overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the Notes, including Notes with principal or interest payable in one or more currencies, or where the currency for principal or interest payments is different from the currency in which such investor's financial activities are principally denominated;

(iv) understand thoroughly the terms of the relevant Notes and be familiar with the behaviour of any relevant indices and financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Some Notes are complex financial instruments and such instruments may be purchased as a way to reduce risk or enhance yield with an understood, measured, appropriate addition of risk to their overall portfolios. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with the assistance of a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of such Notes and the impact this investment will have on the potential investor's overall investment portfolio.

Risks related to the structure of a particular issue of Notes

A wide range of Notes may be issued under the Programme. A number of these Notes may have features which contain particular risks for potential investors. Set out below is a description of certain such features:

Notes subject to optional redemption by the Issuer

An optional redemption feature is likely to limit the market value of Notes. During any period when the Issuer may elect to redeem Notes, the market value of such Notes generally will not rise substantially above the price at which they can be redeemed. This also may be true prior to any redemption period.

The Issuer may be expected to redeem Notes when its cost of borrowing is lower than the interest rate on the Notes. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate on the Notes being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at that time.

Risks related to Index Linked Notes and Dual Currency Notes

The Issuer may issue Notes with principal or interest determined by reference to an index or formula, to changes in the prices of securities or commodities, to movements in currency exchange rates or other factors (each, a "Relevant Factor"). In addition, the Issuer may issue Notes with principal or interest payable in one or more currencies which may be different from the currency in which the Notes are denominated. Potential investors should be aware that:

(i) the market price of such Notes may be volatile;

(ii) they may receive no interest;

(iii) payment of principal or interest may occur at a different time or in a different currency than expected;

(iv) the amount of principal payable at redemption may be less than the nominal amount of such Notes or even zero;

(v) a Relevant Factor may be subject to significant fluctuations that may not correlate with changes in interest rates, currencies or other indices;

(vi) if a Relevant Factor is applied to Notes in conjunction with a multiplier greater than one or contains some other leverage factor, the effect of changes in the Relevant Factor on principal or interest payable likely will be magnified; and

(vii) the timing of changes in a Relevant Factor may affect the actual yield to investors, even if the average level is consistent with their expectations. In general, the earlier the change in the Relevant Factor, the greater the effect on yield.

The historical experience of an index should not be viewed as an indication of the future performance of such index during the term of any Index Linked Notes. Accordingly, each potential investor should consult its own financial and legal advisers about the risk entailed by an investment in any Index Linked Notes and the suitability of such Notes in light of its particular circumstances.

Risks related to Partly-paid Notes

The Issuer may issue Notes where the issue price is payable in more than one instalment. Failure to pay any subsequent instalment could result in an investor losing all of its investment.

Risks related to variable rate Notes with a multiplier or other leverage factor

Notes with variable interest rates can be volatile investments. If they are structured to include multipliers or other leverage factors, or caps or floors, or any combination of those features or other similar related features, their market values may be more volatile than those for securities that do not include those features.

Risks related to Inverse Floating Rate Notes

Inverse Floating Rate Notes have an interest rate equal to a fixed rate minus a rate based upon a reference rate such as LIBOR. The market values of such Notes typically are more volatile than market values of other conventional floating rate debt securities based on the same reference rate (and with otherwise comparable terms). Inverse Floating Rate Notes are more volatile because an increase in the reference rate not only decreases the interest rate of the Notes, but may also reflect an increase in prevailing interest rates, which further adversely affects the market value of these Notes.

Risks related to Fixed/Floating Rate Notes

Fixed/Floating Rate Notes may bear interest at a rate that the Issuer may elect to convert from a fixed rate to a floating rate, or from a floating rate to a fixed rate. The Issuer's ability to convert the interest rate will affect the secondary market and the market value of such Notes since the Issuer may be expected to convert the rate when it is likely to produce a lower overall cost of borrowing. If the Issuer converts from a fixed rate to a floating rate, the spread on the Fixed/Floating Rate Notes may be less favorable than the then-prevailing spreads on comparable Floating Rate Notes tied to the same reference rate. In addition, the

new floating rate at any time may be lower than the rates on other Notes. If the Issuer converts from a floating rate to a fixed rate, the fixed rate may be lower than then prevailing rates on its Notes.

Notes issued at a substantial discount or premium

The market values of securities issued at a substantial discount or premium to their nominal amount tend to fluctuate more in relation to general changes in interest rates than do prices for conventional interest-bearing securities. Generally, the longer the remaining term of the securities, the greater the price volatility as compared to conventional interest-bearing securities with comparable maturities.

The Issuer's obligations under Subordinated Notes are subordinated

The Issuer's obligations under Dated Subordinated Notes will be unsecured and subordinated. In the event of a winding-up of the Issuer or the appointment of an administrator of the Issuer where the administrator has given notice that he/she intends to declare and distribute a dividend, the relevant Noteholders' claims shall be subordinated to the claims of depositors and other unsubordinated creditors of the Issuer in respect of their respective Senior Claims (as defined in Condition 3(iv)). Payments of principal and interest in respect of Dated Subordinated Notes are, in the event of a winding up of the Issuer, conditional upon the Issuer being solvent at the time of payment by the Issuer or the appointment of an administrator of the Issuer where the administrator has given notice that he/she intends to declare and distribute a dividend, conditional upon the Issuer being solvent at the time of payment by the Issuer, as more fully described in Condition 3.

The Issuer's obligations under Undated Subordinated Notes will be unsecured and subordinated to the claims of Senior Creditors (as defined in Condition 3(iv)). Payments of principal and interest in respect of Undated Subordinated Notes are conditional upon the Issuer being solvent at the time of payment by the Issuer. If at any time an order is made or an effective resolution is passed for the winding up in England of the Issuer (except in the circumstances described in Condition 3(ii)) or if, following the appointment of an administrator of the Issuer, the administrator gives notice that he/she intends to declare and distribute a dividend, the Noteholders shall receive, in respect of each Note, such amount (if any) as would have been payable to the Noteholder if, on the day prior to the commencement of the winding up or such administration, such Noteholder were the holder of a preference share in the capital of the Issuer having a preferential right to a return of assets in the winding up or such administration over the holders of all issued shares for the time being in the capital of the Issuer, as more fully described in Condition 3.

Although Subordinated Notes may pay a higher rate of interest than comparable Notes which are not subordinated, there is a real risk that an investor in Subordinated Notes will lose all or some of his investment should the Issuer become insolvent.

Under certain conditions, interest payments under Undated Subordinated Notes may be deferred

In relation to Undated Subordinated Notes, the Issuer may elect to defer payment of interest until the first to occur of (i) the date upon which a dividend is next paid on any class of its share capital, (ii) any date fixed for redemption of the relevant Notes pursuant to Condition 6 and (iii) the commencement of winding up in England of the Issuer, as more fully described under Condition 5(f).

The Issuer will pay all deferred interest on all Undated Subordinated Notes as soon as it may no longer defer interest under the terms described above. The Issuer will make this payment in respect of all such Notes on the next scheduled Interest Payment Date that occurs in respect of any issue of such Notes, unless it elects to make the payment earlier.

In no event will holders of Undated Subordinated Notes be able to accelerate the maturity of their Notes; such holders will have claims only for amounts then due and payable on their Notes. After the Issuer has fully paid all deferred interest on any issue of Undated Subordinated Notes and if that issue of Undated Subordinated Notes remains outstanding, future interest payments on that issue of Undated Subordinated Notes will be subject to further deferral as described above.

Any deferral of interest payments will likely have an adverse effect on the market price of the Undated Subordinated Notes. In addition, as a result of the interest deferral provision of the Undated

Subordinated Notes, the market price of such Notes may be more volatile than the market prices of other debt securities on which original issue discount or interest accrues that are not subject to such deferrals and may be more sensitive generally to adverse changes in the Issuer's financial condition.

Risks related to Notes generally

Set out below is a brief description of certain risks relating to the Notes generally:

Modification, waivers and substitution

The Terms and Conditions of the Notes contain provisions for calling meetings of Noteholders to consider matters affecting their interests generally. These provisions permit defined majorities to bind all Noteholders including Noteholders who did not attend and vote at the relevant meeting and Noteholders who voted in a manner contrary to the majority.

The Terms and Conditions of the Notes also provide that the Trustee may, without the consent of Noteholders, (i) agree to any modification of, or to the waiver or authorisation of any breach or proposed breach of, any of the provisions of Notes or (ii) determine without the consent of the Noteholders that any Event of Default or potential Event of Default shall not be treated as such or (iii) agree to the substitution of another company as principal debtor under any Notes in place of the Issuer, in the circumstances described in Condition 15 of the Notes.

Basel Capital Requirements Directive

The Basel Committee has issued proposals for reform of the 1988 Capital Accord and has proposed a framework which places enhanced emphasis on market discipline and sensitivity to risk. The Issuer cannot predict the precise effects of the potential changes that might result from implementation of the proposals on both its own financial performance or the impact on the pricing of its Notes issued under the Programme. Prospective investors in the Notes should consult their own advisers as to the consequences for them of the potential application of the New Basel Capital Accord proposals.

European Monetary Union

British membership in the European Monetary Union prior to the maturity of the Notes may adversely affect investors in the Notes. It is possible that prior to the maturity of the Notes the United Kingdom may become a participating Member State and that the euro may become the lawful currency of the United Kingdom. In that event (i) all amounts payable in respect of any Notes denominated in Sterling may become payable in euro; (ii) the law may allow or require the Notes to be re-denominated into euro and additional measures to be taken in respect of such Notes and (iii) there may no longer be available published or displayed rates for deposits in Sterling used to determine the rates of interest on such Notes or changes in the way those rates are calculated, quoted and published or displayed. The introduction of the euro could also be accompanied by a volatile interest rate environment, which could adversely affect investors in the Notes.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to, or collected by such a person for, an individual resident or certain limited types of entity established in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland, and certain dependent or associated territories of certain Member States, have agreed to adopt similar measures (a withholding system in the case of Switzerland). In addition, the Member States have entered into provision of information or transitional withholding arrangements with certain of those dependent or associated territories in relation to payments made by a person in a Member State to, or collected by such a person for, an individual resident or certain limited types of entity established in one of those territories.

If a payment were to be made or collected through a Member State which has opted for a withholding system and an amount of, or in respect of tax were to be withheld from that payment, neither the Issuer nor any Paying Agent nor any other person would be obliged to pay additional amounts with respect to any Note as a result of the imposition of such withholding tax. The Issuer will be required, save as provided in Condition 9 of the Notes, to maintain a Paying Agent in a Member State that will not be obliged to withhold or deduct tax pursuant to the Directive.

Change of law

The Terms and Conditions of the Notes are based on English law in effect as at the date of issue of the relevant Notes. No assurance can be given as to the impact of any possible judicial decision or change to English law or administrative practice after the date of issue of the relevant Notes.

Notes where denominations involve integral multiples: definitive Notes

In relation to any issue of Notes which have denominations consisting of a minimum Specified Denomination plus one or more higher integral multiples of another smaller amount, it is possible that such Notes may be traded in amounts that are not integral multiples of such minimum Specified Denomination. In such a case a holder who, as a result of trading such amounts, holds an amount which is less than the minimum Specified Denomination in his account with the relevant clearing system at the relevant time may not receive a definitive Note in respect of such holding (should definitive Notes be printed) and would need to purchase a principal amount of Notes such that its holding amounts to a Specified Denomination.

If definitive Notes are issued, holders should be aware that definitive Notes which have a denomination that is not an integral multiple of the minimum Specified Denomination may be illiquid and difficult to trade.

Risks related to the market generally

Set out below is a brief description of certain market risks, including liquidity risk, exchange rate risk, interest rate risk and credit risk:

The secondary market generally

Notes may have no established trading market when issued, and one may never develop. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Notes easily or at prices that will provide them with a yield comparable to similar investments that have a developed secondary market. This is particularly the case for Notes that are especially sensitive to interest rate, currency or market risks, are designed for specific investment objectives or strategies or have been structured to meet the investment requirements of limited categories of investors. These types of Notes generally would have a more limited secondary market and more price volatility than conventional debt securities. Illiquidity may have a severely adverse effect on the market value of Notes.

Exchange rate risks and exchange controls

The Issuer will pay principal and interest on the Notes in the Specified Currency. This presents certain risks relating to currency conversions if an investor's financial activities are denominated principally in a currency or currency unit (the "Investor's Currency") other than the Specified Currency. These include the risk that exchange rates may significantly change (including changes due to devaluation of the Specified Currency or revaluation of the Investor's Currency) and the risk that authorities with jurisdiction over the Investor's Currency may impose or modify exchange controls. An appreciation in the value of the Investor's Currency relative to the Specified Currency would decrease (i) the Investor's Currency-equivalent yield on the Notes, (ii) the Investor's Currency-equivalent value of the principal payable on the Notes and (iii) the Investor's Currency-equivalent market value of the Notes.

Government and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable exchange rate. As a result, investors may receive less interest or principal than expected, or no interest or principal.

Interest rate risks

Investment in Fixed Rate Notes involves the risk that subsequent changes in market interest rates may adversely affect the value of the Fixed Rate Notes.

Credit ratings may not reflect all risks

One or more independent credit rating agencies may assign credit ratings to the Notes. The ratings may not reflect the potential impact of all risks related to structure, market, additional factors discussed above, and other factors that may affect the value of the Notes. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time.

Legal investment considerations may restrict certain investments

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. Each potential investor should consult its legal advisers to determine whether and to what extent (i) Notes are legal investments for it, (ii) Notes can be used as collateral for various types of borrowing and (iii) other restrictions apply to its purchase or pledge of any Notes. Financial institutions should consult their legal advisers or the appropriate regulators to determine the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

FORM OF THE NOTES

Each Tranche of Notes will be in bearer form and will be initially represented by a temporary global Note without receipts, interest coupons or talons, which will (i) if the global Notes are intended to be issued in NGN form, as specified in the applicable Final Terms, be delivered on or prior to the original issue date of the Tranche to a Common Safekeeper for Euroclear and Clearstream, Luxembourg; and (ii) if the global Notes are not intended to be issued in NGN form, be delivered on or prior to the original issue date of the Tranche to a Common Depositary for Euroclear and Clearstream, Luxembourg. Whilst any Note is represented by a temporary global Note, payments of principal and interest (if any) due prior to the Exchange Date (as defined below) will be made (against presentation of the temporary global Note if the temporary global Note is not intended to be issued in NGN form) only to the extent that certification as to non-U.S. beneficial ownership as required by U.S. Treasury regulations (as referred to in the temporary global Note) has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certificate (based on the certifications it has received) to the Agent.

On and after the date (the "Exchange Date") which is 40 days after the date on which the temporary global Note is issued, interests in the temporary global Note will be exchangeable, upon request being made by Euroclear and/or Clearstream, Luxembourg acting on the instructions of the holders of interests in the temporary global Note, either for interests in a permanent global Note without receipts, interest coupons or talons or for definitive Notes (as indicated in the applicable Final Terms and subject, in the case of definitive Notes, to such notice period as is specified in the applicable Final Terms) in each case against certification as to non-U.S. beneficial ownership as described in the second sentence of the preceding paragraph unless such certification has already been given. The holder of a temporary global Note will not be entitled to receive any payment of interest or principal due on or after the Exchange Date unless upon due certification exchange of the temporary global Note is improperly withheld or refused. Pursuant to the Agency Agreement (as defined under "Terms and Conditions of the Notes" below), the Agent shall arrange that, where a further Tranche of Notes is issued, the Notes of such Tranche shall be assigned a common code and an International Security Identification Number ("ISIN") by Euroclear and Clearstream, Luxembourg which are different from the common code and ISIN assigned to Notes of any other Tranche of the same Series until at least 40 days (as certified by the Agent to the relevant Dealer(s)/lead manager) after the completion of the distribution of the Notes of such first-mentioned Tranche (the date of completion of the distribution of such Notes having been previously notified to the Agent by such Dealer(s)/lead manager).

Payments of principal and interest (if any) on a permanent global Note will be made through Euroclear and/or Clearstream, Luxembourg (against presentation or surrender (as the case may be) of the permanent global Note if the permanent global Note is not intended to be issued in NGN form) without any requirement for certification. The applicable Final Terms will specify that a permanent global Note will be exchangeable (free of charge), in whole but not in part, for definitive Notes with, where applicable, receipts, interest coupons and talons attached either (i) upon not less than 45 days' written notice (expiring at least 30 days after the Exchange Date) from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such permanent global Note) to the Agent as described therein or (ii) upon not less than 45 days' written notice (expiring at least 30 days after the Exchange Date) to the Agent as described below only upon the occurrence of an Exchange Event as described therein. "Exchange Event" means, unless otherwise specified in the applicable Final Terms, (i) an Event of Default has occurred and is continuing, (ii) the Issuer has been notified that either Euroclear or Clearstream, Luxembourg has been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or has announced an intention permanently to cease business or has in fact done so and no alternative clearing system satisfactory to the Trustee is available or (iii) the Issuer has been notified that the Trustee is satisfied that the Issuer has or will become obliged to pay additional amounts as provided for or referred to in Condition 10 which would not be required were the Notes represented by the permanent global Note in definitive form. The Issuer will promptly give notice to Noteholders in accordance with Condition 19 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such permanent global Note) may give notice to the Agent requesting exchange and in the event of the occurrence of an

Exchange Event as described in (iii) above, the Issuer may also give notice to the Agent requesting exchange. Any such exchange will be made upon presentation of such permanent global Note by the bearer thereof on any day (other than a Saturday or Sunday) on which banks are open for business in London at the specified office of the Agent. Temporary and permanent global Notes and definitive Notes will be authenticated (if applicable) and delivered by the Agent on behalf of the Issuer.

The following legend will appear on all Notes which have an original maturity of more than 365 days and on all receipts and interest coupons relating to such Notes:—

> "Any United States person (as defined in the Internal Revenue Code of the United States) who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in sections 165(j) and 1287(a) of the Internal Revenue Code."

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Notes, receipts or interest coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition or payment of principal in respect of Notes, receipts or interest coupons.

Any reference herein to Euroclear and/or Clearstream, Luxembourg shall whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms.

The Issuer has entered into an agreement with Euroclear and Clearstream, Luxembourg (together, the "ICSDs") in respect of any Notes issued in NGN form that the Issuer may request be made eligible for settlement with the ICSDs (the "Issuer-ICSDs Agreement"). The Issuer-ICSDs Agreement provides that the ICSDs will, in respect of any such Notes, *inter alia*, maintain records of their respective portion of the issue outstanding amount and will, upon the Issuer's request, produce a statement for the Issuer's use showing the total nominal amount of its customer holdings of such Notes as of a specified date.

FORM OF FINAL TERMS

Set out below is the form of Final Terms which will be completed for each Tranche of Notes issued under the Programme.

[*Date*]

NORTHERN ROCK PLC

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]
under the U.S.$25,000,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated [*date*] [and the supplementary prospectus[es] dated [*date*]] which [together] constitute[s] a base prospectus for the purposes of Directive 2003/71/EC (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus [as so supplemented]. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus [as so supplemented]. The Prospectus [and the supplementary prospectus[es]] [is] [are] available for viewing at the specified office in London of the Agent and [website] and copies may be obtained from the registered office of the Issuer.

[*The following alternative language applies if the first tranche of an issue which is being increased was issued under a Prospectus with an earlier date.*

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "Conditions") set forth in the Prospectus dated [*original date*]. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of Directive 2003/71/EC (the "Prospectus Directive") and must be read in conjunction with the Prospectus dated [*current date*] [and the supplementary prospectus[es] dated [*date*]] which [together] constitute[s] a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Prospectus dated [*original date*] and are attached hereto. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectuses dated [*original date*] and [*current date*] [as so supplemented]. Copies of such Prospectuses [and the supplementary prospectus[es]] [is] [are] available for viewing at the specified office in London of the Agent and [website] and copies may be obtained from the registered office of the Issuer.

[*Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Final Terms.*]

[*When adding any other final terms or information consideration should be given as to whether such terms or information constitute "significant new factors" and consequently trigger the need for a supplementary prospectus under Article 16 of the Prospectus Directive.*]

1.	Issuer:	Northern Rock plc
2.	(i) Series Number:	[ ]
	(ii) Tranche Number:	[ ] *(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)*
3.	Specified Currency or Currencies:	[ ]

4.	Aggregate Nominal Amount:	
	– Tranche:	[ ]
	– Series:	[ ]
5.	Issue Price of Tranche:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [ ] (*in the case of fungible issues only, if applicable*)]
6.	(i) Specified Denominations:	[ ] [ ] *(N.B. Where multiple denominations above [€50,000] or equivalent are being used the following sample wording should be followed:* *"[€50,000] and integral multiples of [€1,000] in excess thereof up to and including [€99,000]. No Notes in definitive form will be issued with a denomination above [€99,000].")* *(N.B. If an issue of Notes is (i) NOT admitted to trading on a European Economic Area exchange; and (ii) only offered in the European Economic Area in circumstances where a prospectus is not required to be published under the Prospectus Directive the €1,000 minimum denomination is not required.)*
	(ii) Calculation Amount:	*(If only one Specified Denomination, insert the Specified Denomination If more than one Specified Denomination, insert the highest common factor. N.B. There must be a common factor in the case of two or more Specified Denominations.)*
7.	[(i)] Issue Date [and Interest Commencement Date]:	[ ]
	[(ii) Interest Commencement Date (if different from the Issue Date):	[ ]]
8.	Maturity Date:	[*Fixed rate – specify date/Floating rate* – Interest Payment Date falling in or nearest to [*specify month*]]
9.	Interest Basis:	[[ ] per cent. Fixed Rate] [[LIBOR/EURIBOR] +/- [ ] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency] [*specify other*] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency] [Partly Paid] [Instalment] [*specify other*]

		(N.B. If the Final Redemption Amount is other than 100 per cent. of the nominal value, the Notes will constitute derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to Commission Regulation (EC) No 809/2004 (the "Prospectus Directive Regulation") will apply)
11.	Change of Interest Basis or Redemption/Payment Basis:	[*Specify details of any provision for change of Notes into another Interest Basis or Redemption/Payment Basis*]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	Status of the Notes:	[Senior/[Dated/Undated Subordinated]
	If Undated Subordinated Notes:	
	Accounting Treatment:	[Debt Accounting/Equity Accounting]
14.	Method of Distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Rate(s) of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly] in arrear] (*If payable other than annually, consider amending Condition 5*)
	(ii) Interest Payment Date(s):	[[ ] in each year up to and including the Maturity Date]/[*specify other*] (*N.B. This will need to be amended in the case of long or short coupons*)
	(iii) Fixed Coupon Amount(s): *(Applicable to Notes in definitive form)*	[ ] per Calculation Amount
	(iv) Broken Amount(s): *(Applicable to Notes in definitive form)*	[ ] per Calculation Amount, payable on the Interest Payment Date falling [in/on] [ ]
	(v) Day Count Fraction:	[Actual/Actual (ICMA) or 30/360 or *specify other*]
	(vi) Determination Date(s):	[ ] in each year [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon*] (*N.B. This will need to be amended in the case of regular interest payment dates which are not of equal duration*) (*N.B. Only relevant where Day Count Fraction is Actual/Actual (ICMA)*)

	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[None/*Give details*]
16.	Floating Rate Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Specified Period(s)/Specified Interest Payment Dates:	[ ]
	(ii) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/[*specify other*]]
	(iii) Additional Business Centre(s):	[ ]
	(iv) Manner in which the Rate of Interest and Interest Amount is to be determined:	[ISDA Determination/Screen Rate Determination/*specify other*]
	(v) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	[ ]
	(vi) Screen Rate Determination:	
	– Reference Rate:	[ ] (*Either LIBOR, EURIBOR or other, although additional information is required if other – including fallback provisions in the Agency Agreement*)
	– Interest Determination Date(s):	[ ] (*Second day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in London prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of each Interest Period if Sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR*)
	– Relevant Screen Page:	[ ] (*In the case of EURIBOR, if not Reuters EURIBOR01 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately*)
	(vii) ISDA Determination:	
	– Floating Rate Option:	[ ]
	– Designated Maturity:	[ ]
	– Reset Date:	[ ]
	(viii) Margin(s):	[+/-] [ ] per cent. per annum
	(ix) Minimum Rate of Interest:	[ ] per cent. per annum

	(x) Maximum Rate of Interest:	[ ] per cent. per annum
	(xi) Day Count Fraction:	[Actual/365 Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 Actual/Actual (ISDA) 30/360 30E/360 Other] (*See Condition 5 for alternatives*)
	(xii) Fallback provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]
17.	Zero Coupon Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Accrual Yield:	[ ] per cent. per annum
	(ii) Reference Price:	[ ]
	(iii) Any other formula/basis of determining amount payable:	[ ]
	(iv) Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Conditions 6(*f*) and 6(*g*)(iii) *apply/specify other*] (*Consider applicable day count fraction if not U.S. dollar denominated*)
18.	Index Linked Interest Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Index/Formula/variable:	[*give or annex details*]
	(ii) Calculation Agent responsible for calculating the interest due:	[*provide name and address*]
	(iii) Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable:	[ ] [*Need to include a description of market disruption or settlement disruption events and adjustment provisions*]
	(iv) Specified Period(s)/Specified Interest Payment Dates:	[ ]
	(v) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/*specify other*]
	(vi) Additional Business Centre(s):	[ ]
	(vii) Minimum Rate of Interest:	[ ] per cent. per annum
	(viii) Maximum Rate of Interest	[ ] per cent. per annum
	(ix) Day Count Fraction:	[ ]

19.	Dual Currency Note Provisions	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Rate of Exchange/method of calculating Rate of Exchange:	*[give or annex details]*
	(ii) Calculation Agent, if any, responsible for calculating the principal and/or interest payable:	*[provide name and address]*
	(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ] *[Need to include a description of market disruption or settlement disruption events and adjustment provisions]*
	(iv) Person at whose option Specified Currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Optional Redemption Date(s):	[ ]
	(ii) Optional Redemption Amount and method, if any, of calculation of such amount(s):	[ ] per Calculation Amount
	(iii) If redeemable in part:	
	– Minimum Redemption Amount:	[ ]
	– Higher Redemption Amount:	[ ]
	(iv) Notice period (if other than as set out in the Conditions):	[ ] *(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent or Trustee)*
21.	Investor Put:	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Optional Redemption Dates(s):	[ ]
	(ii) Optional Redemption Amount and method, if any, of calculation of such amount(s):	[ ] per Calculation Amount
	(iii) Notice period (if other than as set out in the Conditions):	[ ] *(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent or Trustee)*

22.	Final Redemption Amount:	[[ ] per Calculation Amount/*specify other*/see Appendix]
	In cases where the Final Redemption Amount is Index Linked or other variable-linked:	
	(i) Index/Formula/variable:	[*give or annex details*]
	(ii) Calculation Agent responsible for calculating the Final Redemption Amount:	[*provide name and addresss*]
	(iii) Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	[ ]
	(iv) Provisions for determining Final Redemption Amount where calculation by referernce to Index and/or Formula and/or other variable is impossible or impracticable:	[ ] [*Need to include a description of market disruption or settlement disruption events and adjustment provisions*]
	(v) Payment Date(s):	[ ] *(N.B. If the Final Redemption Amount is other than 100 per cent. of the nominal value, the Notes will constitute derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation will apply)*
23.	Early Redemption Amount payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6*(g)*):	[ ]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	
	(a) Form:	Temporary Global Note exchangeable for Permanent Global Note which is exchangeable for Definitive Notes [on 45 days' notice given at any time/only upon an Exchange Event] [Temporary Global Note exchangeable for Definitive Notes on and after the Exchange Date] *(N.B. The exchange upon notice at any time option should not be expressed to be applicable if the Specified Denomination of the Notes in paragraph 6 includes language substantially to the following effect: "[€50,000] and integral multiples of [€1,000] in excess thereof up to and including [€99,000].")*
	(b) New Global Note:	[Yes] [No]
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/*give details*] *(Note that this item relates to the place of payment and not Interest Period end dates to which items 16(iii) and 18(vi) relate)*
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]

27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details*] *(N.B. a new form of Temporary Global Note and/or Permanent Global Note may be required for Partly Paid issues)*
28.	Details relating to Instalment Notes:	
	Instalment Amount(s):	[Not Applicable/*give details*]
	Instalment Date(s):	[Not Applicable/*give details*]
29.	Redenomination applicable:	Redenomination [Not] Applicable *(If Redenomination is applicable, specify the terms of the redenomination in an Annex to the Final Terms)*
30.	Other final terms:	[Not Applicable/*give details*] *(When adding any other final terms consideration should be given as to whether such terms constitute "significant new factors" and consequently trigger the need for a supplementary prospectus under Article 16 of the Prospectus Directive)*

DISTRIBUTION

31.	(i) If syndicated, names [and addresses]** of Managers and [underwriting commitments]**:	[Not Applicable/*give names* [*and addresses and underwriting commitment*]**] *(Include names and addresses of entities agreeing to underwrite the issue on a firm commitment basis and names and addresses of the entities agreeing to place the issue without a firm commitment or on a "best efforts" basis if such entities are not the same as the Managers)***
	(ii) Date of [Subscription Agreement]**:	[ ]**
	(iii) Stabilising Manager(s) (if any):	[Not Applicable/*give details*]
32.	If non-syndicated, name [and address]** of relevant Dealer:	[*Name* [*and address*]**]
33.	Total commission and concession**:	[ ] per cent. of the Aggregate Nominal Amount**
34.	Whether TEFRA D applicable or TEFRA rules not applicable:	[TEFRA D/TEFRA Not Applicable]
35.	Additional selling restrictions:	[Not Applicable/*give details*]

[LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the U.S.$25,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.]

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. [[ ] has been extracted from [ ]. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware and is able to ascertain from information published by [ ], no facts have been omitted which would render the reproduced information inaccurate or misleading.]

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION[1]

1. LISTING:

(i) Listing:	[London/other (*specify*)/None]
(ii) Admission to trading:	[Application has been made for the Notes to be admitted to trading on [ ] with effect from [ ].] [Not Applicable.] (*Where documenting a fungible issue need to indicate that original securities are already admitted to trading.*)**
[(iii) Estimate of total expenses related to admission to trading:*	[ ]*]

2. RATINGS:

Ratings:	The Notes have been assigned the following ratings: [S & P: [ ]] [Moody's: [ ]] [Fitch: [ ]] [[Other]: [ ]] (*Include here a brief explanation of the meaning of the ratings if this has previously been published by the rating provider.*)** (*The above disclosure should reflect the rating allocated to Notes of the type being issued under the Programme generally or, where the issue has been specifically rated, that rating.*)

3. NOTIFICATION [AND AUTHORISATION]**

The Financial Services Authority [has been requested to provide/has provided – *include first alternative for an issue which is contemporaneous with the establishment or update of the Programme and the second alternative for subsequent issues*] the [*names of competent authorities of host Member States*] with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.]

[The Issuer has authorised the use of these Final Terms and the Prospectus dated [ ] by the Managers and [*include names [and addresses] of other financial intermediaries involved in the offer*] (together with the Managers, the "Financial Intermediaries") in connection with offers of the Notes to the public in [*insert jurisdiction where the Prospectus has been approved and published and jurisdictions into which it has been passported*] for the period set out in paragraph [4] below. Any such offers of the Notes may be made by the Financial Intermediaries other than pursuant to Article 3(2) of the Prospectus Directive. See further paragraph [4] below.]**

1. If an issue of Notes is (i) NOT to be admitted to trading on a regulated market within the European Economic Area and (ii) only offered in the European Economic Area in circumstances where a prospectus is not required to be published under the Prospectus Directive, sections 2 to 9 of Part B may be deleted.

4. PUBLIC OFFERS**

Offer Period:	[ ]
Offer Price:	[ ]
Conditions to which the offer is subject:	[ ]
Description of the application process:	[ ]
Details of the minimum and/or maximum amount of application:	[ ]
Description of possibility to reduce subscriptions and manner for refunding excess amount paid by applicants:	[ ]
Details of the method and time limits for paying up and delivering the Notes:	[ ]
Manner and date in which results of the offer are to be made public:	[ ]
Procedure for exercise of any right of pre-emption, negotiability of subscription rights and treatment of subscription rights not exercised:	[ ]
Categories of potential investors to which the Notes are offered:	[ ]
Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	[ ]
Amount of any expenses and taxes specifically charged to the subscriber or purchaser:	[ ]

5. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:

Save for any fees payable to the [Managers/Dealers], so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer. (*Amend as appropriate if there are other interests)*

6. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES:

[(i) Reasons for the offer:**	[ ] (*See "Use of Proceeds" wording in Prospectus – if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here.*)]**
[(ii)] Estimated net proceeds:**	[ ] (*If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.*)**

[(iii)] Estimated total expenses:** [ ]

*(Expenses are required to be broken down into each principal intended "use" and presented in order of priority of such "uses".)***

(N.B. If the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies (i) above is required where the reasons for the offer are different from making profit and/or hedging certain risks and where such reasons are inserted in (i) disclosure of net proceeds and total expenses at (ii) and (iii) above are also required.)

7. **YIELD:** *(Fixed Rate Notes only)*

Indication of yield: [ ]

[Calculated as [*include details of method of calculation in summary form*] on the Issue Date.]**

The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

8. **HISTORIC INTEREST RATES:** *(Floating Rate Notes only)***

Details of historic [LIBOR/EURIBOR/other] rates can be obtained from [Reuters].

9. **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING:** *(Index-Linked Notes only)*

(Need to include details of where past and future performance and volatility of the index/formula can be obtained.)

*(Need to include a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.)***

(Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information.)

10. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT:** *(Dual Currency Notes only)*

(Need to include details of where past and future performance and volatility of the relevant rates can be obtained.)

*(Need to include and a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.)***

11. **OPERATIONAL INFORMATION:**

(i) ISIN Code:	[ ]
(ii) Common Code:	[ ]
(iii) Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]

(iv) Delivery:	Delivery [against/free of] payment
(v) Names and addresses of additional Paying Agent(s) (if any):	[ ]
(vi) Intended to be held in a manner which would allow Eurosystem eligibility:	[Yes] [No] [Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.] (*Include this text if "yes" selected in which case the Notes must be issued in NGN form*)

Notes:

* *Delete if the minimum denomination is less than €50,000 (or, if the Specified Currency is other than euro, its equivalent)*

** *Delete if the minimum denomination is greater than or equal to €50,000 (or, if the Specified Currency is other than euro, its equivalent)*

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes which will be incorporated by reference into each Global Note and each definitive Note, in the latter case only if permitted by the relevant stock exchange or other relevant authority (if any) and agreed by the Issuer and the relevant Dealer(s) at the time of issue but if not so permitted and agreed, such definitive Note will have endorsed upon or attached thereto such Terms and Conditions. Part A of the applicable Final Terms in relation to any Tranche of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with such Terms and Conditions, supplement, replace or modify the following Terms and Conditions for the purpose of such Tranche of Notes. The applicable Final Terms (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Note and definitive Note. Reference should be made to "Form of the Notes" above for the form of the Final Terms which will include the definition of certain terms used in the following Terms and Conditions or specify which of such terms are to apply in relation to the relevant Notes.

This Note is one of a Series of notes (the notes of such Series being hereinafter called the "Notes", which expression shall mean (i) in relation to Notes represented by a Note in global form (each a "Global Note"), units equal to the lowest Specified Denomination in the Specified Currency, (ii) definitive Notes issued in exchange for a Global Note and (iii) any Global Note) constituted by a Trust Deed dated 15 March 1994 (such Trust Deed as modified and/or supplemented and/or restated from time to time, the "Trust Deed").

Payment in respect of the Notes will be made under an amended and restated Agency Agreement (such Agency Agreement as amended and/or supplemented and/or restated from time to time, the "Agency Agreement") dated 19 June 2006 made between the Issuer, Citibank, N.A., as issuing agent, principal paying agent and agent bank (the "Agent", which expression shall include any successor as agent), the other paying agent named therein (together with the Agent, the "Paying Agents", which expression shall include any additional or successor paying agent) and the Trustee.

Interest bearing definitive Notes (unless otherwise indicated in the applicable Final Terms) have interest coupons ("Coupons") and, if indicated in the applicable Final Terms, talons for further Coupons ("Talons") attached on issue. Any reference in these Terms and Conditions to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Definitive Notes redeemable in instalments will have instalment receipts ("Receipts") for the payment of the instalments of principal (other than the final instalment) attached on issue.

The Final Terms (or the relevant provisions thereof) for the Notes are endorsed upon or attached to any Global Note and any Note in definitive form. Part A of the Final Terms (or such relevant provisions thereof) supplements these Terms and Conditions and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, supplement, replace or modify these Terms and Conditions for the purposes of this Note. References herein to "applicable Final Terms" are to Part A of the Final Terms attached hereto or to the relevant provisions thereof endorsed hereon.

The Trustee acts for the benefit of the holders of the Notes (the "Noteholders", which expression shall, in relation to any Notes represented by a Global Note, be construed as provided below), the holders of the Receipts (the "Receiptholders") and the holders of the Coupons (the "Couponholders", which expression shall, unless the context otherwise requires, include the holders of the talons), all in accordance with the provisions of the Trust Deed.

As used herein, "Tranche" means Notes which are identical in all respects (including as to listing and admission to trading) and "Series" means a Tranche of Notes together with any further Tranche or Tranches of Notes which (1) are expressed to be consolidated and form a single series and (2) are identical in all respects (including as to listing and admission to trading) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

Copies of the Trust Deed and the Agency Agreement are available for inspection during normal business hours at the registered office of the Trustee, being at 19 June 2007 at Fifth Floor, 100 Wood Street,

London EC2V 7EX and at the specified office of each of the Agent and the other Paying Agents. Copies of the applicable Final Terms are available for inspection during normal business hours at the specified office in London of the Agent and copies may be obtained, free of charge, upon request, from the registered office of the Issuer save that, if this Note is neither admitted to trading on a regulated market within the European Economic Area nor offered in the European Economic Area in circumstances where a prospectus is required to be published under Directive 2003/71/EC (the "Prospectus Directive"), the applicable Final Terms will only be available for inspection by the relevant Dealer or Dealers specified in such Final Terms or, upon proof satisfactory to the Agent as to identity, the holder of the Note to which such Final Terms relate. In addition, if this Note is admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market, the applicable Final Terms will be available for inspection on the website of the Regulatory News Service operated by the London Stock Exchange at www.londonstockexchange.com/en-gb/pricesnews/marketnews/. Final Terms relating to Notes which are either admitted to trading on a regulated market within the European Economic Area other than the London Stock Exchange's Gilt-Edged and Fixed Interest Market or offered in the European Economic Area in circumstances where a prospectus is required to be published under the Prospectus Directive will be published in accordance with Article 14 of the Prospectus Directive. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, and are entitled to the benefit of, all the provisions of the Trust Deed, the Agency Agreement and the applicable Final Terms which are binding on them. Words and expressions defined in the Trust Deed or the Agency Agreement or used in the applicable Final Terms shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Agency Agreement and the Trust Deed, the Trust Deed will prevail and, in the event of inconsistency between the Agency Agreement or the Trust Deed and the applicable Final Terms, the applicable Final Terms will prevail.

1. Form, Denomination and Transfer

The Notes are in bearer form in the Specified Currency or Currencies and the Specified Denomination(s) and definitive Notes are serially numbered. Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

This Note may be a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note or a combination of any of the foregoing, depending upon the Interest Basis shown in the applicable Final Terms.

This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Redemption Note, a Partly Paid Note or a combination of any of the foregoing, depending on the Redemption/Payment Basis shown in the applicable Final Terms.

This Note may be a Senior Note or a Subordinated Note, as indicated in the applicable Final Terms. If it is a Subordinated Note, it is either a Dated Subordinated Note or an Undated Subordinated Note, as indicated in the applicable Final Terms.

If it is a definitive Note, it is issued with Coupons and, if applicable, Receipts and Talons attached, unless it is a Zero Coupon Note in which case references to interest, Coupons and Couponholders in these Terms and Conditions are not applicable.

Without prejudice to the provisions relating to Global Notes set out below, title to the Notes, the Receipts and the Coupons will pass by delivery. Except as ordered by a court of competent jurisdiction or as required by law, the Issuer, the Trustee, the Agent and any other Paying Agent shall (subject as set out below) be entitled to deem and treat the bearer of any Note, Receipt or Coupon as the absolute owner thereof (whether or not such Note, Receipt or Coupon shall be overdue and notwithstanding any notice to the contrary or any notation of ownership or writing thereon or notice of any previous loss or theft thereof) for the purpose of making payment thereon and for all other purposes. For so long as any of the Notes is represented by a Global Note held on behalf of Euroclear Bank SA/NV ("Euroclear") and/or Clearstream Banking, société anonyme ("Clearstream, Luxembourg"), each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or Clearstream,

Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Trustee, the Agent and any other Paying Agent as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal and interest on such Notes, the right to which shall be vested, as against the Issuer, solely in the bearer of the Global Note in accordance with and subject to its terms (or the Trustee in accordance with the Trust Deed) (and the expressions "Noteholder", "holder of Notes" and related expressions shall be construed accordingly). Notes which are represented by a Global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear and/or Clearstream, Luxembourg, as the case may be.

Any references herein to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system approved by the Issuer, the Agent and the Trustee or specified in the applicable Final Terms.

2. Status of Senior Notes

If the Notes are specified as Senior Notes in the applicable Final Terms, the Notes and the relative Receipts and Coupons (if any) are direct, unconditional and (subject to the provisions of Condition 4) unsecured obligations of the Issuer ranking *pari passu* and without any preference among themselves and (subject as aforesaid and to any applicable statutory provisions) at least equally with all other present and future unsecured and unsubordinated obligations of the Issuer.

3. Status and Subordination of Subordinated Notes

(i) If the Notes are specified as Dated Subordinated Notes in the applicable Final Terms, the Notes and the relative Receipts and Coupons (if any) are direct and unsecured obligations of the Issuer and rank without any preference among themselves. The rights of the Noteholders, the Receiptholders and the Couponholders will, in the event of the winding-up of the Issuer or the appointment of an administrator of the Issuer where the administrator has given notice, under Rule 2.95 of the Insolvency Rules 1986, that he/she intends to declare and distribute a dividend, be subordinated in the manner provided in the Trust Deed to the claims of depositors and other unsubordinated creditors of the Issuer in respect of their respective Senior Claims.

In the case of Dated Subordinated Notes, payments of principal and interest in respect of the Notes are, in the event of a winding up of the Issuer or the appointment of an administrator of the Issuer where the administrator has given notice, under Rule 2.95 of the Insolvency Rules 1986, that he/she intends to declare and distribute a dividend, conditional upon the Issuer being solvent at the time of payment by the Issuer, and accordingly in such event no principal or interest shall be payable except to the extent that the Issuer could make such payment and still be solvent immediately thereafter. For the purpose of this Condition 3(i), the Issuer shall be solvent if its Assets exceed its Liabilities (other than its Liabilities which are not Senior Claims). A report as to the solvency of the Issuer by its liquidator shall in the absence of proven error be treated and accepted by the Issuer, the Trustee, the Noteholders, the Receiptholders and the Couponholders as correct and sufficient evidence thereof.

(ii) If the Notes are specified as Undated Subordinated Notes in the applicable Final Terms, the Notes and the relative Coupons (if any) are direct and unsecured obligations of the Issuer and rank without any preference among themselves, and the rights of the Noteholders and the Couponholders are subordinated in right of payment in the manner provided in the Trust Deed to the claims of Senior Creditors.

In the case of Undated Subordinated Notes, payments of principal and interest in respect of the Notes are, in addition to the right of the Issuer to defer payment of interest in accordance with Condition *5(f)*, conditional upon the Issuer being solvent at the time of payment by the Issuer, and no principal or interest shall be payable except to the extent that the Issuer could make such payment and still be solvent immediately thereafter. For the purpose of this Condition 3(ii), the Issuer shall be solvent if (1) to the extent that any determination as to solvency falls to be made prior to the commencement of winding up or administration of the Issuer, it is able to pay its debts owed to Senior Creditors as they fall due and (2) its

Assets exceed its Liabilities (other than its Liabilities to persons who are not Senior Creditors). A report as to the solvency of the Issuer by two directors of the Issuer or, if the Issuer is in winding up, its liquidator or, if the Issuer is in administration, its administrator, shall in the absence of proven error be treated and accepted by the Issuer, the Trustee, the Noteholders and the Couponholders as correct and sufficient evidence thereof.

In the case of Undated Subordinated Notes, if at any time an order is made or an effective resolution is passed for the winding up in England of the Issuer (except in any such case a solvent winding up solely for the purpose of a reconstruction or amalgamation or the substitution in place of the Issuer of a Successor in Business (as defined in the Trust Deed), the terms of which reconstruction, amalgamation or substitution (A) have previously been approved by the Trustee in writing or by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders and (B) do not provide that the Notes shall thereby become payable) or if, following the appointment of an administrator of the Issuer, the administrator gives notice, under Rule 2.95 of the Insolvency Rules 1986, that he/she intends to declare and distribute a dividend, there shall be payable on each Note (in lieu of any other payment, but subject as provided in this Condition), such amount, if any, as would have been payable to the holder thereof if, on the day prior to the commencement of the winding up or such administration and thereafter, such Noteholder were the holder of a preference share in the capital of the Issuer having a preferential right to a return of assets in the winding up or such administration over the holders of all issued shares for the time being in the capital of the Issuer on the assumption that such preference share was entitled to receive on a return of assets in such winding up or such administration an amount equal to the principal amount of such Note together with Arrears of Interest (as defined in Condition 5(*f*)), if any, and any interest (other than Arrears of Interest) which is payable (as provided in the Trust Deed).

N.B. The obligations of the Issuer in respect of Undated Subordinated Notes and the relative Coupons are conditional upon the Issuer being solvent for the purpose of this Condition 3(ii) immediately before and after payment by the Issuer. If this Condition 3(ii) is not satisfied, any amounts which might otherwise have been allocated in or towards payment of principal and interest in respect of the Undated Subordinated Notes may be used to absorb losses.

(iii) Subject to applicable law, no Noteholder, Receiptholder or Couponholder may exercise, claim or plead any right of set-off, compensation or retention in respect of any amount owed to it by the Issuer arising under or in connection with the Notes, the Receipts or the Coupons and each Noteholder, Receiptholder and Couponholder shall, by virtue of being the holder of any Note, Receipt or Coupon (as the case may be), be deemed to have waived all such rights of set-off, compensation or retention.

(iv) For the purpose of this Condition:—

"Assets" means the unconsolidated gross assets of the Issuer and "Liabilities" means the unconsolidated gross liabilities of the Issuer, all as shown in the latest published audited balance sheet of the Issuer, but adjusted for contingent assets and contingent liabilities and for subsequent events, all in such manner as the directors of the Issuer or the liquidator (as the case may be) may determine;

"Senior Claims" means the aggregate amount of all claims which are not in respect of indebtedness of the Issuer the right to repayment of which by its terms is, or is expressed to be, subordinated to (or otherwise ranks after) the claims of depositors and other unsubordinated creditors of the Issuer; and

"Senior Creditors" means creditors of the Issuer (i) who are unsubordinated depositors or other unsubordinated creditors of the Issuer, or (ii) whose claims are, or are expressed to be, subordinated (whether only in the event of the winding up or administration of the Issuer or otherwise) to the claims of unsubordinated depositors and other unsubordinated creditors of the Issuer but not further or otherwise, or (iii) who are subordinated creditors of the Issuer other than those whose claims are, or are expressed to rank, *pari passu* with, or junior to, the claims of the Noteholders.

4. Negative Pledge (Senior Notes only)

If the Notes are specified as Senior Notes in the applicable Final Terms, so long as any of the Notes remain outstanding (as defined in the Trust Deed) the Issuer will neither create nor have outstanding any

mortgage, lien (other than a lien arising by operation of law), pledge or other charge upon the whole or any part of its undertaking or assets, present or future (including any uncalled capital), to secure any Loan Stock of the Issuer or any obligation of the Issuer under any guarantee of or indemnity in respect of any Loan Stock of any subsidiary (as defined in the Trust Deed) of the Issuer without at the same time or prior thereto securing the Notes equally and rateably therewith to the satisfaction of the Trustee or providing such other security for the Notes as the Trustee in its absolute discretion shall deem to be not materially less beneficial to the holders of the Notes or as shall be approved by an Extraordinary Resolution of the holders of the Notes.

For the purposes of these Terms and Conditions "Loan Stock" means indebtedness which is in the form of, or represented or evidenced by, bonds, notes, debentures, loan stock or other securities which for the time being are, or are intended to be, quoted, listed, ordinarily dealt in or traded on any stock exchange, over-the-counter or other established securities market but excluding any such indebtedness which has a stated maturity not exceeding one year.

5. Interest

In respect of Undated Subordinated Notes, payments of interest are subject to the right of the Issuer to defer payment in accordance with Condition 5(f) and subject to Condition 3(ii).

(a) Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest. Interest will be payable, subject as provided in these Terms and Conditions, in arrear on the Interest Payment Date(s) in each year up to (and including) the Maturity Date.

If the Notes are in definitive form, except as provided in the applicable Final Terms, the amount of interest payable on each Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified in the applicable Final Terms, amount to the Broken Amount so specified.

Except in the case of Notes in definitive form where a Fixed Coupon Amount or Broken Amount is specified in the applicable Final Terms, interest shall be calculated in respect of any period by applying the Rate of Interest to:

(A) in the case of Fixed Rate Notes which are represented by a Global Note, the aggregate outstanding nominal amount of the Fixed Rate Notes represented by such Global Note (or, if they are Partly Paid Notes, the aggregate amount paid up); or

(B) in the case of Fixed Rate Notes in definitive form, the Calculation Amount;

and, in each case, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention. Where the Specified Denomination of a Fixed Rate Note in definitive form comprises more than one Calculation Amount, the amount of interest payable in respect of such Fixed Rate Note shall be the aggregate of the amounts (determined in the manner provided above) for each Calculation Amount comprising the Specified Denomination without any further rounding.

"Day Count Fraction" means in respect of the calculation of an amount of interest in accordance with this Condition 5*(a)*:

(i) if "Actual/Actual (ICMA)" is specified in the applicable Final Terms:

(A) in the case of Notes where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the "Accrual Period") is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days

in such Accrual Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; or

(B) in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; and

(2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(ii) if "30/360" is specified in the applicable Final Terms, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360.

In these Terms and Conditions:

"Determination Period" means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the Final Interest Payment Date is not a Determination Date, the period commencing on the First Determination Date prior to, and ending on the First Determination Date falling after, such date;

"Fixed Interest Period" means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date; and

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent.

(b) Interest on Floating Rate Notes and Index Linked Interest Notes

(i) Interest Payment Dates

Each Floating Rate Note and Index Linked Interest Note bears interest from (and including) the Interest Commencement Date and such interest will be payable in arrear on either:

(A) the Specified Interest Payment Date(s) in each year specified in the applicable Final Terms; or

(B) if no Specified Interest Payment Date(s) is/are specified in the applicable Final Terms, each date (each such date, together with each Specified Interest Payment Date, an "Interest Payment Date") which falls the number of months or other period specified as the Specified Period in the applicable Final Terms after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

If a Business Day Convention is specified in the applicable Final Terms and (x) if there is no numerically corresponding day in the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 5*(b)*(i)(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x)

above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply *mutatis mutandis* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls in the Specified Period after the preceding applicable Interest Payment Date occurred; or

(2) the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In this Condition, "Business Day" means a day which is both:—

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and each Additional Business Centre specified in the applicable Final Terms; and

(B) either (1) in relation to Notes denominated or payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London or any Additional Business Centre) and which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively or (2) in relation to Notes denominated or payable in euro, a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the "TARGET System") is open.

(ii) Rate of Interest

The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Final Terms.

(A) ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Final Terms) the Margin (if any).

For the purposes of this sub-paragraph (A), "ISDA Rate" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Agent or other person specified in the applicable Final Terms under an interest rate swap transaction if the Agent or that other person were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2006 ISDA Definitions as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of the Notes (the "ISDA Definitions") and under which:—

(1) the Floating Rate Option is as specified in the applicable Final Terms;

(2) the Designated Maturity is the period specified in the applicable Final Terms; and

(3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate ("LIBOR") or the Euro-zone inter-bank offered rate ("EURIBOR") for a currency, the first day of that Interest Period or (ii) in any other case, as specified in the applicable Final Terms.

For the purpose of this sub-paragraph (*A*), "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity" and "Reset Date" have the meanings given to those terms in the ISDA Definitions.

(B) Screen Rate Determination for Floating Rate Notes

Where Screen Rate Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:—

(1) the offered quotation (if there is only one quotation on the Relevant Screen Page); or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus the Margin (if any), all as determined by the Agent. If five or more such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest pursuant to this sub-paragraph (*B*) in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of the Floating Rate Notes is specified in the applicable Final Terms as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Final Terms.

(iii) Minimum and/or Maximum Rate of Interest

If the applicable Final Terms specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Final Terms specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) Determination of Rate of Interest and calculation of Interest Amounts

The Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will, at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, the Calculation Agent will notify the Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Agent will calculate the amount of interest (the "Interest Amount") payable on the Floating Rate Notes or Index Linked Interest Notes for the relevant Interest Period by applying the Rate of Interest to:

(A) in the case of Floating Rate Notes or Index Linked Interest Notes which are represented by a Global Note, the aggregate outstanding nominal amount of the Notes represented by such Global Note (or, if they are Partly Paid Notes, the aggregate amount paid up); or

(B) in the case of Floating Rate Notes or Index Linked Interest Notes in definitive form, the Calculation Amount;

and, in each case, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention. Where the Specified Denomination of a Floating Rate Note or an Index Linked Interest Note in definitive form comprises more than one Calculation Amount, the Interest Amount payable in respect of such Note shall be the aggregate of the amounts (determined in the manner provided above) for each Calculation Amount comprising the Specified Denomination without any further rounding.

"Day Count Fraction" means, in respect of the calculation of an amount of interest for any Interest Period:

(i) if "Actual/365" or "Actual/Actual ISDA" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(ii) if "Actual/365 (Fixed)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365;

(iii) if "Actual/360" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 360;

(iv) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month));

(v) if "30E/360" or "Eurobond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month); and

(vi) if "Actual/365 (Sterling)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366.

(v) Notification of Rate of Interest and Interest Amounts

The Issuer will cause the Rate of Interest and each Interest Amount for each Interest Period and the relative Interest Payment Date to be notified to the Trustee and to any stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest

Notes are for the time being listed or by which they have been admitted to listing and to be published in accordance with Condition 19 as soon as possible after their determination but in no event later than the fourth Business Day (as defined in Condition 5*(b)*(i) above) thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. Any such amendment or alternative arrangements will be promptly notified to each stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and to the Noteholders in accordance with Condition 19.

(vi) Determination or calculation by Trustee

If for any reason at any time after the Issue Date, the Agent or, as the case may be, the Calculation Agent defaults in its obligation to determine the Rate of Interest or the Agent defaults in its obligation to calculate any Interest Amount in accordance with sub-paragraph (ii) or (iv) above, the Trustee shall determine the Rate of Interest at such rate as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition, but subject always to any Minimum or Maximum Rate of Interest specified in the applicable Final Terms), it shall deem fair and reasonable in all the circumstances or, as the case may be, the Trustee shall calculate the Interest Amount(s) in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Agent or the Calculation Agent, as the case may be.

(vii) Certificates to be final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 5*(b)*, whether by the Agent or the Calculation Agent or the Trustee, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Agent, the Calculation Agent, the Trustee, the other Paying Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Noteholders, the Receiptholders or the Couponholders shall attach to the Agent, the Calculation Agent or the Trustee in connection with the exercise or non-exercise by them of their powers, duties and discretions pursuant to such provisions.

(c) Dual Currency Notes

In the case of Dual Currency Notes, where the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest shall be determined in the manner specified in the applicable Final Terms.

(d) Partly Paid Notes

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Final Terms.

(e) Interest Accrual

Interest (if any) will cease to accrue on each Note (or in the case of the redemption of part only of a Note, that part only of such Note) on the due date for redemption thereof unless, upon due presentation thereof, payment of principal is improperly withheld or refused or (in the case of Subordinated Notes) is not made by reason of Condition 3 in which event interest will continue to accrue as provided in the Trust Deed.

(f) Interest on Undated Subordinated Notes

In the case of Undated Subordinated Notes, on an Interest Payment Date there may be paid the interest accrued in respect of the Interest Period ending on but excluding such date, but the Issuer shall not

have any obligation to make such payment and any failure to pay shall not constitute a default by the Issuer for any purpose. If the Issuer opts not to pay interest on an Interest Payment Date, it shall give not less than 30 days' notice of such option to the Noteholders in accordance with Condition 19. Any interest not paid on an Interest Payment Date together with any other interest not paid on any other Interest Payment Date shall, so long as the same remains unpaid, constitute "Arrears of Interest". Arrears of Interest may, at the option of the Issuer (subject to Condition 3), be paid in whole or in part at any time upon the expiration of not less than seven days' notice to such effect given to the Trustee and to the Noteholders in accordance with Condition 19, but all Arrears of Interest on all Notes outstanding shall (subject to Condition 3) become due in full on whichever is the earliest of (i) the date upon which a dividend is next paid on any class of share capital of the Issuer, (ii) the date set for any redemption pursuant to Condition 6, or (iii) the commencement of winding up in England of the Issuer.

Notwithstanding the foregoing, if notice is given by the Issuer of its intention to pay the whole or part of Arrears of Interest, the Issuer shall be obliged (subject to Condition 3) to do so upon the expiration of such notice. Where Arrears of Interest are paid in part, each part payment shall be applied in payment of the Arrears of Interest accrued due in respect of the relative Interest Payment Date (or consecutive Interest Payment Dates) furthest from the date of payment. Arrears of Interest shall not themselves bear interest.

If Debt Accounting is specified in the applicable Final Terms, the Issuer may not exercise its right under this Condition 5*(f)* to defer interest as provided above if a Capital Disqualification Event has occurred and is continuing (unless a Capital Breach Event has also occurred and is continuing at such time when the Issuer may still exercise such right in its discretion). If Equity Accounting is specified in the applicable Final Terms, the foregoing sentence shall not apply.

As used above:—

"Capital Breach Event" means the occurrence of a breach by the Issuer, the Group or any member of the Group of the United Kingdom capital adequacy requirements, guidelines or measures or any other regulatory capital requirements, guidelines or measures applicable to the Issuer, the Group or any member of the Group, as the case may be (whether or not such requirements, guidelines or measures have the force of law and whether they are applied generally or specifically to the Issuer, the Group or any member of the Group, as the case may be); and

"Capital Disqualification Event" shall be deemed to have occurred if the FSA has confirmed to the Issuer that the Notes would cease to be eligible to qualify (save where such non-qualification is only as a result of any applicable limitation on the amount of such capital) as regulatory capital of the Issuer on a solo and/or consolidated basis.

If Debt Accounting is specified in the applicable Final Terms, if, on an Interest Payment Date, interest in respect of the Notes shall not have been paid as a result of the exercise by the Issuer of its option pursuant to this Condition 5*(f)*, then from the date of such Interest Payment Date until such time as the full amount of such Arrears of Interest has been received by the Agent or the Trustee and no other Arrears of Interest remains unsatisfied the Dividend and Capital Restriction shall apply. If Equity Accounting is specified in the applicable Final Terms, the foregoing sentence shall not apply.

The Dividend and Capital Restriction means that:—

(i) the Issuer shall not declare or pay a dividend on any class of share capital of the Issuer;

(ii) the Issuer shall not declare or pay any dividend or interest on any security or other obligation of the Issuer ranking junior to the Notes; and

(iii) the Issuer shall procure that no subsidiary undertaking of the Issuer shall declare or pay any dividend or interest on any security or other obligation benefiting from a guarantee of the Issuer ranking junior to the Notes.

PROVIDED THAT the Dividend and Capital Restriction shall not apply to Excluded Subordinated Capital.

As used above:—

"Excluded Subordinated Capital" means any share capital, security or other obligation of any member of the Group, the terms of which do not enable the issuer thereof to defer, pass or eliminate a dividend or payment of interest while Arrears of Interest are outstanding, except that "Excluded Subordinated Capital" shall not include any such share capital, security or other obligation of any member of the Group containing such terms but from time to time designated not to be Excluded Subordinated Capital by the Issuer and which designation has not been revoked by the Issuer. Any such designation or revocation shall be evidenced by the delivery to the Trustee of a certificate signed by two directors of the Issuer, which certificate shall identify the relevant share capital, security or other obligations of the relevant member of the Group (i) to be so designated or (ii) the designation of which is being revoked.

6. Redemption and Purchase

(a) Final redemption

If this Note is a Senior Note or a Dated Subordinated Note, it will, unless previously redeemed or purchased and cancelled as provided below, be redeemed at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Final Terms in the relevant Specified Currency on the Maturity Date. If this Note is an Undated Subordinated Note, it has no final maturity date and is only redeemable in accordance with the following provisions of this Condition 6 or Condition 12.

(b) Redemption for taxation reasons

If the Issuer satisfies the Trustee immediately prior to the giving of the notice referred to below that either (i) on the occasion of the next date for payment of interest the Issuer is or will be required to pay additional amounts as provided in Condition 10 or (ii) (in the case of Undated Subordinated Notes only) on the next Interest Payment Date the payment of interest in respect of the Notes would be treated as a "distribution" within the meaning of the Taxes Acts for the time being of the United Kingdom, then the Issuer may (subject, if this Note is a Subordinated Note, to obtaining Relevant Supervisory Consent (as defined below) and to Condition 3) having given not less than 30 nor more than 60 days' notice to the Trustee and, in accordance with Condition 19, the Noteholders (which notice shall be irrevocable) redeem at any time (if this Note is neither a Floating Rate Note nor an Index Linked Interest Note) or on the next Interest Payment Date (if this Note is a Floating Rate Note or an Index Linked Interest Note) all, but not some only, of the Notes at their Early Redemption Amount referred to in Condition 6*(g)* below together, if applicable, with interest accrued to (but excluding) the date fixed for redemption and, in the case of Undated Subordinated Notes, all Arrears of Interest (if any) as provided in Condition 5*(f)*. Upon the expiry of such notice, the Issuer shall be bound to redeem the Notes accordingly.

For the purposes of these Terms and Conditions "Relevant Supervisory Consent" means the consent to the relevant redemption, payment, repayment or purchase, as the case may be, of the Financial Services Authority or the notification thereof to the Financial Services Authority (and no objection being raised by the Financial Services Authority) (so long as the Issuer is required by the Financial Services Authority to obtain such consent or make such notification).

(c) Redemption at the option of the Issuer (Issuer Call)

If Issuer Call is specified in the applicable Final Terms, the Issuer may, having (unless otherwise specified in the applicable Final Terms) given not less than 30 nor more than 60 days' notice to the Trustee, the Agent and, in accordance with Condition 19, the Noteholders (which notice shall be irrevocable) (subject, if this Note is a Subordinated Note, to obtaining Relevant Supervisory Consent and to Condition 3), redeem all or some only (as specified in the applicable Final Terms) of the Notes then outstanding on the Optional Redemption Date(s) and at the Optional Redemption Amount(s) as specified in, or determined in the manner specified in, the applicable Final Terms, together, if applicable, with interest accrued to (but excluding) the relevant Optional Redemption Date(s) and, in the case of Undated Subordinated Notes, all

Arrears of Interest (if any) as provided in Condition 5*(f)*. Upon expiry of such notice the Issuer shall be bound to redeem the Notes accordingly. In the event of a redemption of some only of the Notes, such redemption must be for an amount being the Minimum Redemption Amount or a Higher Redemption Amount. In the case of a partial redemption of Notes, the Notes to be redeemed ("Redeemed Notes") will be selected individually by lot, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Euroclear and/or Clearstream, Luxembourg (to be reflected in the records of Euroclear and Clearstream, Luxembourg as either a pool factor or a reduction in nominal amount, at their discretion), in the case of Redeemed Notes represented by a Global Note, not more than 60 days prior to the date fixed for redemption (such date of selection being hereinafter called the "Selection Date"). In the case of Redeemed Notes represented by definitive Notes, a list of such Redeemed Notes will be published in accordance with Condition 19 not less than 30 days prior to the date fixed for redemption. No exchange of the relevant Global Note will be permitted during the period from and including the Selection Date to and including the date fixed for redemption pursuant to this Condition 6*(c)* and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 19 at least 30 days prior to the Selection Date.

(d) Redemption at the option of the Noteholders other than holders of Subordinated Notes (Investor Put)

If this Note is a Senior Note and Investor Put is specified in the applicable Final Terms, then, if and to the extent specified in the applicable Final Terms, upon the holder of this Note giving to the Issuer, in accordance with Condition 19, not less than 30 nor more than 60 days' notice (which notice shall be irrevocable), the Issuer will, upon the expiry of such notice, redeem subject to, and in accordance with, the terms specified in the applicable Final Terms in whole (but not in part) such Note on the Optional Redemption Date and at the relevant Optional Redemption Amount as specified in, or determined in the manner specified in, the applicable Final Terms, together, if applicable, with interest accrued to (but excluding) the relevant Optional Redemption Date. It may be that before an Investor Put can be exercised, certain conditions and/or circumstances will need to be satisfied. Where relevant, the provisions will be set out in the applicable Final Terms.

If this Note is in definitive form, to exercise the right to require redemption of this Note the holder of this Note must deliver such Note, on any Business Day (as defined in Condition 5(*b*)(*i*)) falling within the notice period at the specified office of any Paying Agent, accompanied by a duly signed and completed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent (a "Put Notice") and in which the holder must specify a bank account (or, if payment is by cheque, an address) to which payment is to be made under this Condition.

(e) Purchases

The Issuer or any of its subsidiaries may (subject, in the case of Subordinated Notes, to obtaining prior Relevant Supervisory Consent and to Condition 3), at any time purchase or otherwise acquire Notes (provided that, in the case of definitive Notes, all unmatured Receipts and Coupons appertaining thereto are attached thereto or surrendered therewith) in the open market either by tender or private agreement or otherwise, without restriction as to price. Such Notes may be held, reissued, resold or, at the option of the Issuer, surrendered to any Paying Agent for cancellation.

(f) Late Payment on Zero Coupon Notes

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to Condition 6*(a)*, *(b)*, *(c)* or *(d)* above or upon its becoming due and repayable as provided in Condition 11 (if this Note is a Senior Note) or Condition 12 (if this Note is a Subordinated Note) is improperly withheld or refused or (in the case of Subordinated Notes) is not made by reason of Condition 3, the amount due and repayable in respect of such Zero Coupon Note shall (subject to Condition 3) be the amount calculated as provided in Condition 6*(g)*(iii) below as though the references therein to the date fixed for redemption or the date upon which such Zero Coupon Note becomes due and repayable were replaced by references to the date which is the earlier of:—

(i) the date on which all amounts due in respect of the Zero Coupon Note have been paid; and

(ii) the date on which the full amount of the moneys payable has been received by the Agent and notice to that effect has been given to the Noteholders either in accordance with Condition 19 or individually.

(g) Early Redemption Amounts

For the purposes of Condition 6*(b)* above and Condition 11 (if this Note is a Senior Note) or Condition 12 (if this Note is a Subordinated Note), the Notes will be redeemed at an amount (the "Early Redemption Amount") determined or calculated as follows:—

(i) in the case of Notes with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof; or

(ii) in the case of Notes (other than Zero Coupon Notes but including Instalment Notes and Partly Paid Notes) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Notes are denominated, at the amount set out in, or determined in the manner set out in, the applicable Final Terms, or, if no such amount or manner is so set out, at their nominal amount; or

(iii) in the case of Zero Coupon Notes, at an amount (the "Amortised Face Amount") equal to the sum of:—

(A) the Reference Price; and

(B) the product of the Accrual Yield (compounded annually) being applied to the Reference Price from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and repayable,

or such other amount as is provided in the applicable Final Terms.

Where such calculation is to be made for a period which is not a whole number of years, it shall be made (i) in the case of a Zero Coupon Note payable in a Specified Currency other than euro, on the basis of a 360-day year consisting of 12 months of 30 days each or (ii) in the case of a Zero Coupon Note payable in euro, on the basis of the actual number of days elapsed divided by 365 (or, if any of the days elapsed falls in a leap year, the sum of (x) the number of those days falling in a leap year divided by 366 and (y) the number of those days falling in a non leap year divided by 365) or (iii) on such other calculation basis as may be specified in the applicable Final Terms.

(h) Instalments

Instalment Notes will be repaid in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to Condition 6*(g)* above.

(i) Cancellation

All Notes which are redeemed in full will forthwith be cancelled (together with, in the case of definitive Notes, all unmatured Receipts and Coupons attached thereto or surrendered therewith) and such Notes may not be re-issued or resold.

(j) Partly Paid Notes

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Final Terms.

7. Payments

(a) Method of Payment

Subject as provided below:—

(i) payments in a Specified Currency other than euro will be made by transfer to an account in the relevant Specified Currency (which, in the case of a payment in Yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively); and

(ii) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 10. References to "Specified Currency" will include any successor currency under applicable law.

(b) Presentation of Notes, Receipts and Coupons

Subject as provided below, payments of principal and interest (if any) in respect of definitive Notes (if issued) will be made against presentation and surrender of definitive Notes or Coupons, as the case may be, at any specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)). Payments of instalments (if any) of principal, other than the final instalment, will (subject as provided below) be made against presentation and surrender of the relevant Receipt. Each Receipt must be presented for payment of the relevant instalment together with the definitive Note to which it appertains. If any definitive Note is redeemed or becomes repayable prior to the stated maturity thereof, principal will be payable only on surrender of such Note together with all unmatured Receipts appertaining thereto. Receipts presented without the definitive Note to which they appertain and unmatured Receipts do not constitute valid obligations of the Issuer.

Payments of principal and interest (if any) in respect of Notes represented by any Global Note will (subject as provided below) be made in the manner specified above in relation to definitive Notes and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note, at the specified office of any Paying Agent. A record of each payment made on such Global Note, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by such Paying Agent and such record shall be prima facie evidence that the payment in question has been made.

The holder of the relevant Global Note (or, as provided in the Trust Deed, the Trustee) shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and the Issuer will be discharged by payment to, or to the order of, the holder of such Global Note (or the Trustee, as the case may be) in respect of each amount so paid. Each of the persons shown in the records of Euroclear or Clearstream, Luxembourg as the holder of a particular nominal amount of Notes represented by such Global Note must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer to, or to the order of, the holder of the relevant Global Note (or the Trustee, as the case may be). No person other than the holder of the relevant Global Note (or, as provided in the Trust Deed, the Trustee) shall have any claim against the Issuer in respect of any payments due on that Global Note.

Notwithstanding the foregoing, payments of interest in U.S. Dollars will only be made at the specified office of any Paying Agent in the United States if (a) the Issuer shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment at such specified offices outside the United States of the full amount of interest on the Notes in the manner provided above when due, (b) payment of the full amount of such interest at such

specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions and (c) such payment is then permitted under United States law without involving, in the opinion of the Issuer, adverse tax consequences to the Issuer.

Fixed Rate Notes in definitive form (other than Dual Currency Notes or Index Linked Notes) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall include Coupons falling to be issued on exchange of matured Talons), failing which an amount equal to the face value of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the total amount due) will be deducted from the amount due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relevant missing Coupon at any time before the expiry of twelve years after the relevant date (as defined in Condition 10) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 13) or, if later, six years from the date on which such Coupon would otherwise have become due.

Upon any Fixed Rate Note becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the due date for redemption of any Floating Rate Note, Dual Currency Note or Index Linked Note in definitive form, all unmatured Coupons and Talons (if any), relating to such Note (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof.

In relation to any Undated Subordinated Note in definitive form, if any payment is to be made in respect of interest, the Interest Payment Date for which falls on or after the date on which the winding up in England of the Issuer is deemed to have commenced or, where an administrator of the Issuer has been appointed and the administrator has given notice, under Rule 2.95 of the Insolvency Rules 1986, that he/she intends to declare and distribute a dividend, on or after the date of giving such notice, such payment shall be made only against presentation of the relevant Note, and the Coupon for any such Interest Payment Date shall be void. In addition, any Undated Subordinated Note in definitive form presented for payment after an order is made or an effective resolution is passed for the winding up in England of the Issuer or, where an administrator of the Issuer has been appointed and the administrator has given notice, under Rule 2.95 of the Insolvency Rules 1986, that he/she intends to declare and distribute a dividend, on or after the date of giving such notice must be presented together with all Coupons in respect of Arrears of Interest relating to Interest Payment Dates falling prior to the commencement of such winding up of the Issuer, failing which there shall be withheld from any payment otherwise due to the holder of such Undated Subordinated Note such proportion thereof as the Arrears of Interest due in respect of any such missing Coupon bears to the total of the principal amount of the relevant Undated Subordinated Note, all Arrears of Interest in respect thereof and interest (other than Arrears of Interest) accrued on such Undated Subordinated Note in respect of the Interest Period current at the date of the commencement of the winding up.

(c) Payment Day

If any date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day (as defined below), then the holder thereof shall not be entitled to payment of the relevant amount due until the next following Payment Day and shall not be entitled to any interest or other sum in respect of any such delay. In this Condition (unless otherwise specified in the applicable Final Terms), "Payment Day" means any day which (subject to Condition 13) is:—

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in:

(A) the relevant place of presentation;

(B) London;

(C) each Additional Financial Centre specified in the applicable Final Terms; and

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre and which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open.

If the due date for redemption of any interest bearing Note in definitive form is not a due date for the payment of interest relating thereto, interest accrued in respect of such interest bearing Note from (and including) the last preceding due date for the payment of interest (or from (and including) the Interest Commencement Date, as the case may be) will be paid only against surrender of such interest bearing Note.

(d) Interpretation of Principal and Interest

Any reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable:—

(i) any additional amounts which may be payable with respect to principal under Condition 10 or pursuant to any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed;

(ii) the Final Redemption Amount of the Notes;

(iii) the Early Redemption Amount of the Notes;

(iv) the Optional Redemption Amount(s) (if any) of the Notes;

(v) in relation to Notes redeemable in instalments, the Instalment Amounts;

(vi) in relation to Zero Coupon Notes, the Amortised Face Amount;

(vii) any premium and any other amounts which may be payable under or in respect of the Notes; and

(viii) in relation to Dual Currency Notes, the principal payable in any relevant Specified Currency.

Any reference in these Terms and Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 10 or pursuant to any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed.

8. Exchange of Talons

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 13.

9. Agent and Paying Agents

The names of the initial Agent and the other initial Paying Agent and their initial specified offices are set out below. In the event of the appointed office of any such bank being unable or unwilling to continue to act as the Agent, or failing duly to determine the Rate of Interest, if applicable, or to calculate the Interest Amounts for any Interest Period, the Issuer shall appoint the London office of such other bank as may be approved by the Trustee to act as such in its place. The Agent may not resign its duties or be removed from office without a successor having been appointed as aforesaid. The Issuer may, with the prior approval of the Trustee, vary or terminate the appointment of any Paying Agent and/or appoint additional or other Paying Agents and/or approve any change in the specified office through which any Paying Agent acts provided that the Issuer will, (i) so long as any of the Notes is outstanding, maintain a Paying Agent (which may be the

Agent) having a specified office in a city approved by the Trustee in continental Europe and, (ii) so long as any of the Notes are listed on any stock exchange or admitted to listing by any other relevant authority, a Paying Agent (which may be the Agent) having a specified office in each location required by the rules and regulations of the relevant stock exchange or, as the case may be, other relevant authority and (iii) ensure that it maintains a Paying Agent in a Member State of the European Union that will not be obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive, unless otherwise agreed by the Trustee because it is unduly onerous to the Issuer or not consistent with then market practice.

In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in sub-paragraph (ii) of the fourth paragraph of Condition 7*(b)*. Notice of any such variation, termination, appointment or change will be given by the Issuer to the Noteholders in accordance with Condition 19.

10. Taxation

All payments of principal and interest (if any) in respect of the Notes, Receipts and Coupons by the Issuer will be made without withholding of, or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatsoever nature imposed or levied by or on behalf of the United Kingdom or any political sub-division thereof or by any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, the Issuer will pay such additional amounts as may be necessary in order that the net amounts receivable by the Noteholders, Receiptholders and Couponholders after such withholding or deduction shall equal the respective amounts of principal and interest (if any) which would have been receivable in respect of the Notes, Receipts or Coupons (as the case may be) in the absence of such withholding or deduction, except that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon presented for payment:—

(i) by or on behalf of a holder who (a) is able to avoid such withholding or deduction by satisfying any statutory requirements or by making a declaration of non-residence or other claim for exemption to the relevant taxing authority but fails to do so; or (b) is liable to such taxes, duties, assessments or governmental charges in respect of such Notes, Receipts or Coupons (as the case may be) by reason of his having some connection with the United Kingdom other than merely by reason of the holding of such Note, Receipt or Coupon; or

(ii) more than 30 days after the relevant date save to the extent that the holder thereof would have been entitled to such additional amounts on presenting the same for payment on the last day of such period of 30 days; or

(iii) in the United Kingdom; or

(iv) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(v) by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the EU.

For this purpose, "the relevant date" means the date on which the payment in respect of the Note, Receipt or Coupon first becomes due and payable but, if the full amount of the moneys payable on such date has not been received by the Agent or the Trustee on or prior to such date, the "relevant date" means the date on which, such moneys having been so received, notice to that effect shall have been given to the Noteholders in accordance with Condition 19.

11. Events of Default and Enforcement relating only to Senior Notes

(a) This Condition shall apply only to Senior Notes.

(b) The Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter of the nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall, (but, in the case of the happening of any of the events mentioned in sub-paragraphs (ii) to (vii) below, only if the Trustee shall have certified in writing that such event is, in its opinion, materially prejudicial to the interests of the Noteholders), give notice to the Issuer that the Notes are, and they shall accordingly immediately become, due and repayable at their Early Redemption Amount, together with accrued interest (if any) as provided in the Trust Deed, if any of the following events (each an "Event of Default") shall occur and be continuing:—

(i) if default is made for a period of 7 days or more in the payment of any principal due in respect of the Notes or any of them or 14 days or more in the payment of any interest due in respect of the Notes or any of them; or

(ii) if an order is made or an effective resolution is passed for the winding-up of the Issuer or any Material Subsidiary (except, in any such case, a winding-up or dissolution for the purpose of a reconstruction or amalgamation the terms of which have previously been approved in writing by the Trustee or by an Extraordinary Resolution or a voluntary solvent winding-up or a transfer of all or a material part of the business, undertaking and assets of such Material Subsidiary to the Issuer or any other subsidiary of the Issuer); or

(iii) if the Issuer or any Material Subsidiary stops or threatens to stop payment to its creditors generally or the Issuer or any Material Subsidiary ceases or threatens to cease to carry on its business or substantially the whole of its business (except for the purpose of or in connection with a reconstruction or amalgamation the terms of which have previously been approved in writing by the Trustee or by an Extraordinary Resolution or a voluntary solvent winding-up or a transfer of all or a material part of the business, undertaking and assets of such Material Subsidiary to the Issuer or any other subsidiary of the Issuer); or

(iv) if an encumbrancer takes possession or a receiver, administrator, administrative receiver or other similar officer is appointed of the whole or any material part of the undertaking, property and assets of the Issuer or any Material Subsidiary or if a distress or execution is levied or enforced upon or sued out against the whole or any material part of the chattels or property of the Issuer or any Material Subsidiary and, in the case of any of the foregoing events, is not discharged within 30 days (or such longer period as the Trustee may permit); or

(v) if the Issuer or any Material Subsidiary is unable to pay its debts generally; or

(vi) if any payment in respect of indebtedness for moneys borrowed (as defined in the Trust Deed) (which indebtedness has an outstanding aggregate principal amount of at least the Specified Amount) of the Issuer or any Material Subsidiary is not made on its due date (or by the expiry of any applicable grace period as originally provided) or becomes due and payable prior to its stated maturity by reason of default or if any guarantee or indemnity of any payment in respect of indebtedness for moneys borrowed of any third party given by the Issuer or any Material Subsidiary is not honoured when due and called upon (except where the aggregate liability under any such guarantees or indemnities does not exceed the Specified Amount); or

(vii) if default is made by the Issuer in the performance or observance of any obligation, condition or provision binding on it under the Notes, Receipts or Coupons or the Trust Deed (other than any obligation for the payment of any principal or interest in respect of the Notes) and, except where such default is or the effects of such default are, in the opinion of the Trustee, not capable of remedy when no such continuation and notice as is hereinafter mentioned will be required, such default continues for 30 days (or such longer period as the Trustee may permit) after written notice thereof has been given by the Trustee to the Issuer requiring the same to be remedied.

"Specified Amount" means the greater of (a) £20,000,000 or its equivalent in any other currency or currencies and (b) such amount in Sterling as is equal to one per cent. of the aggregate of (1) the nominal amount of the share capital of the Issuer for the time being issued and paid up or credited as paid up, (2) the amounts standing to the credit of the reserves (including any share premium account and profit and loss account) of the Issuer and its subsidiaries and (3) any amounts attributable to minority interests in subsidiaries, all as shown in the latest audited consolidated balance sheet of the Issuer and its subsidiaries prepared in accordance with generally accepted accounting principles in the United Kingdom less (4) any amounts, determined in accordance with generally accepted accounting principles in the United Kingdom, representing distribution of cash or tangible assets declared, recommended or made by the Issuer or any of its subsidiaries (other than any distribution attributable to the Issuer or another subsidiary) out of profits accrued prior to the date of, and not provided for in, the latest audited consolidated balance sheet of the Issuer and its subsidiaries and less (5) any amounts shown in such latest audited consolidated balance sheet (y) attributable to intangible assets and (z) of any debit on profit and loss account.

A certificate of two directors of the Issuer as to the Specified Amount shall, in the absence of manifest error, be conclusive and binding on all parties.

"Material Subsidiary" means any subsidiary of the Issuer whose total assets (attributable to the Issuer) represent 10 per cent. or more of the consolidated total assets (attributable to the Issuer) of the Issuer and its subsidiaries, all as more particularly defined in the Trust Deed.

The Trust Deed contains provisions which permit two directors of the Issuer to certify that a subsidiary is a "Material Subsidiary" (i) at the time of issue of every audited consolidated balance sheet of the Issuer and at any other time upon the request of the Trustee, or (ii) as soon as reasonably practicable after the acquisition or disposal of a company which thereby becomes or ceases to be a Material Subsidiary or after any transfer is made to any subsidiary which thereby becomes a Material Subsidiary. Any such certification shall, in the absence of manifest error, be conclusive and binding on all concerned.

The Trustee may at its discretion institute such proceedings as it may think fit to enforce the obligations of the Issuer under the Trust Deed and the Notes, Receipts and Coupons, but it shall not be bound to institute any such proceedings unless (1) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of at least one-quarter of the nominal amount of the Notes then outstanding and (2) it shall have been indemnified to its satisfaction. No Noteholder, Receiptholder or Couponholder shall be entitled to institute proceedings directly against the Issuer unless the Trustee, having become bound so to proceed, fails to do so within a reasonable time and such failure is continuing.

12. Events of Default and Enforcement relating only to Subordinated Notes

(a) This Condition shall apply only to Subordinated Notes.

(b) In the case of Dated Subordinated Notes, the Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter of the nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall, give notice to the Issuer that the Notes are, and they shall accordingly immediately become, due and repayable at their Early Redemption Amount, together with accrued interest (if any) as provided in the Trust Deed if any of the following events (each an "Event of Default") shall occur and be continuing:—

(i) if default is made for a period of 7 or more days in the payment of any principal due in respect of the Notes or any of them or 14 or more days in the payment of any interest due in respect of the Notes or any of them; or

(ii) if the winding-up of the Issuer is commenced (other than a winding-up which has been approved in writing by the Trustee or by an Extraordinary Resolution of the Noteholders).

If the Notes become immediately due and repayable, the Trustee may at its discretion institute proceedings, but may take no other action in respect of such default, for the winding-up of the Issuer in England (but not elsewhere) to enforce the obligations of the Issuer in respect of the Trust Deed; provided

that no payment of interest, repayment of principal or other claim in respect of the Notes may be made by the Issuer pursuant to this Condition, nor will the Trustee accept the same, otherwise than during or after a winding-up or dissolution of the Issuer, save with prior Relevant Supervisory Consent.

For the purposes of this paragraph (*b*), a payment shall be deemed to be due even if the condition set out in Condition 3 is not satisfied.

(c) In the case of Undated Subordinated Notes, if the Issuer shall not make any payment of principal or interest in respect of the Notes for a period of 14 days or more after the due date for the same, the Trustee may institute proceedings in England (but not elsewhere) for the winding up of the Issuer and prove in such winding up.

For the avoidance of doubt, no payment shall be due if the Issuer does not make such payment as a result of the provisions of Condition 3(ii) and no payment of interest shall be due if the Issuer has exercised its right to defer such payment of interest pursuant to Condition 5*(f)*.

(d) No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails to do so, in which case the Noteholder, Receiptholder or Couponholder shall have only such rights against the Issuer as those which the Trustee is entitled to exercise. No Noteholder, Receiptholder or Couponholder shall be entitled to institute proceedings for the winding-up of the Issuer, or to prove in any winding-up of the Issuer or any administration of the Issuer, unless the Trustee, having become bound to proceed against the Issuer as aforesaid, fails to do so, or, being able to prove in any winding-up of the Issuer or any administration of the Issuer, fails to do so, in which event any such holder may, on giving an indemnity satisfactory to the Trustee, in the name of the Trustee (but not otherwise), himself institute proceedings for the winding-up in England (but not elsewhere) of the Issuer and/or prove in any winding-up of the Issuer or prove in any administration of the Issuer to the same extent (but not further or otherwise) that the Trustee would have been entitled so to do in respect of the Notes, Receipts and Coupons held by him. No remedy against the Issuer, other than the institution of proceedings for the winding-up in England of the Issuer or the proving or claiming in the winding-up of the Issuer or in any administration of the Issuer, shall be available to the Trustee or the Noteholders, Receiptholders or Couponholders for the recovery of amounts owing in respect of the Notes, Receipts or Coupons or under the Trust Deed.

(e) The Trustee may at its discretion institute proceedings for the winding-up of the Issuer in England to enforce the obligations of the Issuer under the Trust Deed and the Notes, Receipts and Coupons, but it shall not be bound to institute any such proceedings unless (a) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of at least one-quarter of the nominal amount of the Notes then outstanding and (b) it shall have been indemnified to its satisfaction.

13. Prescription

Notes, Receipts and Coupons shall become void unless presented for payment within 12 years (in the case of Notes and Receipts) and six years (in the case of Coupons), in each case from the relevant date (as defined in Condition 10) therefor, subject to the provisions of Condition 7. There shall not be included in any Coupon sheet issued on exchange of a Talon, any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 7 or any Talon which would be void pursuant to Condition 7.

14. Meetings of Noteholders, Modification and Waiver

The Trust Deed contains provisions for convening meetings of Noteholders to consider any matter affecting their interests, including the modification by Extraordinary Resolution of these Terms and Conditions or the provisions of the Trust Deed. The quorum at any such meeting for passing an Extraordinary Resolution will be one or more persons present holding or representing a clear majority of the nominal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons present being or representing Noteholders whatever the nominal amount of the Notes for the time being outstanding so held or represented, except that, at any meeting, the business of which includes the modification of certain of these Terms and Conditions or of certain of the provisions of the Trust Deed,

the necessary quorum for passing an Extraordinary Resolution will be one or more persons present holding or representing not less than two-thirds, or at any adjourned such meeting not less than one-third, of the nominal amount of the Notes for the time being outstanding.

An Extraordinary Resolution passed at any meeting of Noteholders will be binding on all Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

The Trust Deed provides that the Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to any modification (subject as provided above) of, or to any waiver or authorisation of any breach or proposed breach of, any of these Terms and Conditions or any of the provisions of the Trust Deed which, in the opinion of the Trustee, is not materially prejudicial to the interests of the Noteholders or to any modification thereof which is of a formal, minor or technical nature or which is made to correct a manifest error. Any such modification, waiver or authorisation shall be binding on the Noteholders, Receiptholders and Couponholders and, unless the Trustee agrees otherwise, any such modification shall be notified to the Noteholders as soon as practicable thereafter in accordance with Condition 19.

In connection with the exercise by it of any of its trusts, powers or discretions (including, but without limitation, any modification, waiver, authorisation or substitution), the Trustee shall have regard to the interests of the Noteholders as a class and, in particular, but without limitation, shall not have regard to the consequences of such exercise for individual Noteholders, Receiptholders or Couponholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and the Trustee shall not be entitled to require, nor shall any Noteholder, Receiptholder or Couponholder be entitled to claim, from the Issuer or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders, Receiptholders or Couponholders except to the extent already provided for in Condition 10 and/or any undertaking given in addition to, or in substitution for, Condition 10 pursuant to the Trust Deed.

15. Substitution

(a) Subject as provided in the Trust Deed, the Trustee, if it is satisfied that so to do would not be materially prejudicial to the interests of the Noteholders, may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to the substitution of any Successor in Business of the Issuer or a holding company of the Issuer or of a subsidiary of the Issuer or of any such Successor in Business or of any such holding company in place of the Issuer as principal debtor under the Trust Deed, the Notes, the Receipts and the Coupons, provided (in the case of the substitution of any company which is a subsidiary of the Issuer or of any such Successor in Business or of any such holding company) that the obligations of the subsidiary in respect of the Trust Deed, the Notes, the Receipts and the Coupons shall be guaranteed by the Issuer or such Successor in Business or such holding company in such form as the Trustee may require and provided further that (in the case of the Subordinated Notes) the obligations of such Successor in Business or of such holding company or subsidiary of the Issuer or of any such Successor in Business or of any such holding company and any such guarantee shall be subordinated on a basis considered by the Trustee to be equivalent to that in respect of the Issuer's obligations in respect of the Notes, Receipts and Coupons.

(b) Any such substitution shall be binding on the Noteholders, the Receiptholders and the Couponholders and, unless the Trustee agrees otherwise, any such substitution shall be notified by the Issuer to the Noteholders as soon as practicable thereafter in accordance with Condition 19.

16. Further Issues

The Issuer is at liberty from time to time without the consent of the Noteholders, Receiptholders or Couponholders to create and issue further notes ranking *pari passu* in all respects (or in all respects save for the date for, and the amount of, the first payment of interest thereon) with the outstanding Notes and so that the same shall be consolidated and form a single series with the outstanding Notes.

17. Replacement of Notes, Receipts, Coupons and Talons

If a Note (including any Global Note), Receipt, Coupon or Talon is mutilated, defaced, destroyed, stolen or lost it may be replaced at the specified office of the Agent in London, or any other place approved by the Trustee of which notice shall have been published in accordance with Condition 19, on payment of such costs as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

18. Indemnification

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility in certain circumstances including provisions relieving it from instituting proceedings to enforce repayment unless indemnified to its satisfaction.

19. Notices

All notices regarding the Notes will be valid if published in the *Financial Times* or any other daily newspaper in London approved by the Trustee or, if this is not possible, in one other English language daily newspaper approved by the Trustee with general circulation in Europe. The Issuer shall also ensure that all notices are duly published in a manner which complies with the rules and regulations of any stock exchange or any other relevant authority on which the Notes are for the time being listed. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first publication or, if required to be published in more than one newspaper, on the date of the first publication in each such newspaper or where published in such newspapers on different dates, the last date of such first publication.

Until such time as any definitive Notes are issued, there may, so long as any Global Note is held in its entirety on behalf of Euroclear and/or Clearstream, Luxembourg, be substituted for such publication as aforesaid the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg for communication by them to the Noteholders and, in addition, for so long as any Notes are listed on a stock exchange or admitted to listing by any other relevant authority and the rules of that stock exchange or, as the case may be, other relevant authority so require, such notice will be published in a daily newspaper of general circulation in the place or places required by that stock exchange or, as the case may be, or any other relevant authority. Any such notice shall be deemed to have been given to the Noteholders on the seventh day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg, as appropriate.

Notices to be given by any Noteholder shall be in writing and given by lodging the same, together with the relative Note or Notes, with the Agent. Whilst any of the Notes are represented by a Global Note, such notice may be given by any Noteholder to the Agent via Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Agent and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

20. The Contracts (Rights of Third Parties) Act 1999

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Notes, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

21. Governing Law

The Trust Deed, the Notes, the Receipts, the Coupons and the Talons are governed by, and will be construed in accordance with, English law.

USE OF PROCEEDS

The net proceeds from each issue of Notes will be used by the Issuer for the general funding purposes of its business (which include making a profit). If in respect of any particular issue, there is a particular identified use of proceeds, this will be stated in the applicable Final Terms.

Introduction

The Issuer is a public limited company incorporated and registered in England and Wales under the Companies Act 1985. The Issuer is a specialised mortgage lender whose core business is the provision of residential mortgages in the United Kingdom funded in the retail, wholesale, covered bonds and securitisation markets. The Issuer, together with its subsidiaries and associated undertakings (together, the "Group"), also engages in secured commercial lending, personal unsecured lending and distribution of third party insurance products. At 31 December 2006, the Group had statutory total assets of £101.1 billion.

The Issuer is the fifth largest mortgage lender in the United Kingdom based upon loans outstanding and has been consistently in the top three mortgage lenders based on net new loans originated. In the UK mortgage market, the Issuer achieved a market share of 13.4 per cent. on the basis of net residential lending during 2006 of £15.1 billion and a market share of 8.3 per cent. on the basis of gross residential lending during 2006 of £29.0 billion.

The Issuer was originally a building society (a mutual form of organisation existing under English law which engages primarily in residential mortgage lending and deposit taking) prior to its conversion to a public limited company. The Issuer was incorporated as a public limited company on 30 October 1996 (with registration number 3273685) and the conversion became effective as of 1 October 1997. The Issuer currently has the following two principal subsidiaries, each of which is wholly-owned by the Issuer: Northern Rock Mortgage Indemnity Company Limited, a Guernsey limited liability company providing mortgage indemnity services to the Issuer, and Northern Rock (Guernsey) Limited, a Guernsey limited liability company engaging in retail deposit taking. In connection with its securitisation programme, the Group has established a number of special purpose entities for the purpose of issuing securitised loan notes. As at 31 December 2006, 21 material special purpose entities had been established for the purpose of issuing securitised loan notes. In addition, Whinstone Limited has been established for the purpose of the issue of credit linked loan notes following the transfer of around 80 per cent. of the reserve risk fund element of pre 2005 securitisation transactions and a second transaction has been completed relating to 2005 and the first 2006 Granite residential transactions.

The Issuer's ordinary shares have been admitted to trading on the London Stock Exchange's market for listed securities and were admitted to the Official List of the UK Listing Authority from 1 October 1997. The registered and principal executive office of the Issuer is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL, United Kingdom (telephone number +44 845 600 8401). The Issuer's internet address is www.northernrock.co.uk.

Overview

Following the introduction of International Financial Reporting Standards (IFRS), the balance sheet and income statement are subject to a certain amount of volatility. This particularly arises from accounting for hedges which although economically effective are deemed under IFRS rules to be ineffective. In addition, volatility arises from fair value movements on derivatives taken out to minimise risk in respect of certain financial liabilities and instruments included in non shareholders' equity which themselves are not subject to fair value treatment. Where appropriate, such volatility is separately identified in the review of financial and operating results to enable the underlying performance to be separately identified. Underlying total assets also exclude the fair value of derivative instruments due to volatility in such values.

The Issuer specialises in lending to individuals with a core business of providing residential mortgage loans, funded in the retail, wholesale, covered bond and securitisation markets. The Issuer has achieved rapid growth with total assets, rising from £11.6 billion at the end of 1995 to £101.1 billion (statutory) and £100.5 billion (underlying) at 31 December 2006. During 2006 on a statutory basis total assets grew by 22.1 per cent. and underlying total assets grew by 23.9 per cent. Management have set a strategic target of annual growth in assets of 15 per cent. to 25 per cent. per annum.

Reported statutory profit before taxation for the year increased by 26.8 per cent. to £626.7 million with profit attributable to equity shareholders increasing by 31.2 per cent. to £394.5 million. On the same basis return on equity was 23.5 per cent. (2005 – 19.3 per cent.) and the return on mean risk weighted assets 1.38 per cent. (2005 – 1.22 per cent.).

Underlying profit before taxation increased by 16.5 per cent. to £587.7 million with profit attributable to equity shareholders increasing by 19.1 per cent. to £367.0 million. On the same basis return on equity was 21.9 per cent. (2005 – 20.8 per cent.) and the return on mean risk weighted assets 1.28 per cent. (2005 – 1.26 per cent.).

The Issuer is one of the lowest cost providers in its core business. The Issuer's underlying cost to income ratio (defined as recurring administrative expenses divided by total income) was 28.4 per cent. for the year ended 31 December 2006. The Issuer's cost advantage is derived from a combination of factors: focus on its core business, a cost efficient distribution network and its geographical base in the North East of England.

Developments in the Group's distribution network have focused on cost efficiency, achieving volume growth of lending and supporting the Group's retail funding objectives. Approximately 89 per cent. of residential mortgage lending is generated through intermediaries with the remainder split evenly between branches and direct business via telephone and e-commerce.

Lending

Residential Mortgage Lending

At 31 December 2006 the Issuer had £77.3 billion of advances secured on residential property, including £47.2 billion of securitised mortgages. Residential lending represents the Issuer's core activity and accounts for 77 per cent. of underlying total assets.

During 2006, total net residential lending amounted to £15.1 billion, a market share of 13.4 per cent. compared to a share of outstanding total UK balances of 7.1 per cent. as at 31 December 2006. A strong year end pipeline of uncompleted lending awards of £5.8 billion will benefit lending in 2007.

The Group's residential mortgage assets are spread geographically throughout the UK. Residential mortgage lending is focused primarily on customers with a credit history and conservative income multiples and loan to value ratios. The quality of the portfolio is good with only 0.42 per cent. of all balances more than three months or more in arrears, significantly below the UK average of 0.89 per cent. as at 31 December 2006.

Commercial Lending

The Issuer has a commercial loan portfolio which comprises two elements:

(a) commercial loans secured on residential investment properties amounting to £1,014 million as at 31 December 2006. These are included in the £77.3 billion of advances secured on residential property for reporting purposes; and

(b) other commercial loans which are all secured on non-residential property and mainly represent loans to individuals or corporations to support investment in properties for retail, office or industrial use. At 31 December 2006 such lending amounted to £1,560 million of which £534 million is securitised.

Commercial loans provide a diversification of assets and enhance interest margin for the Group. At 31 December 2006 only 7 commercial loans (0.31 per cent. of accounts) with balances outstanding of £20.5 million were three months or more in arrears. In light of Basel II capital requirements, the Issuer is exploring options with regard to the sale of its commercial secured loan book.

Personal Unsecured Lending

The Group also engages in personal unsecured lending, both on a stand-alone basis and via credit bundled products called "together". The "together" range comprises a combined secured residential mortgage and unsecured loan which benefits credit quality and enhances product retention. At 31 December 2006 unsecured lending balances were £7.3 billion of which 42 per cent. were "together" unsecured advances. At 31 December 2006 only 1.09 per cent. of personal unsecured loans were three months or more in arrears. The "together" unsecured loans show characteristics similar to secured loans with only 0.85 per cent. three months or more in arrears.

General Insurance and Life Assurance Distribution

The Issuer distributes a limited range of household insurance and payment protection products primarily to residential mortgage and personal unsecured loan customers, via third party provides. Under arrangements with third party providers, the Issuer receives a commission from policies sold and does not take any underwriting risk. Life assurance products are supplied to the Issuer's customers through a relationship with Legal & General where the Issuer introduces the customer to the insurer and receives a commission for doing so. These products provide a valuable source of other income.

Funding

The Issuer has developed a diversified range of funding sources comprising on-shore and off-shore retail funding, wholesale funding, securitisation and, more recently, covered bonds.

Retail funding deposits amounted to £22.6 billion at 31 December 2006 representing 24 per cent. of the Issuer's total funding. The UK retail funding market has been particularly competitive in recent years as a result of new entrants, and the introduction of internet based accounts, which has affected the flow and price of retail deposits. The Issuer has aimed to maintain its retail franchise and achieved an increase in retail deposits in 2006 of £2,527 million. The Issuer operates a wide range of retail deposit vehicles including branches, postal, telephone, internet and off-shore.

Wholesale funding has become increasingly important to the Issuer and at 31 December 2006 amounted to £24.2 billion or 26 per cent. of total funding. During 2006, net new wholesale funds amounted to £2.9 billion. The diversification of sources of funding available to the Group will continue with particular emphasis on the United States, Europe, Asia and Australia. In January 2007, the Issuer raised U.S.$2 billion under its US MTN Programme and in March 2007, a further €1.0 billion under its EMTN Programme.

Securitisation is the third arm of the Issuer's funding strategy. From 1999 to 31 December 2006, the Issuer has raised £60.4 billion through the issue of residential mortgage backed securities, of which £17.8 billion was raised in 2006.

At 31 December 2006, outstanding securitised notes amounted to £40.2 billion representing 43 per cent. of total funding. Securitisation is expected to remain a significant source of funding for the Issuer, supporting incremental volume growth and capital efficiency. Diversification of investors will continue with issuance in Continental Europe and the United States, as well as in the UK. To date in 2007, a further £10.7 billion issue of residential mortgage backed securities has been completed.

In 2006 the size of covered bond programme was increased to €20 billion and €4 billion (£2.7 billion) was raised from two benchmark issues. The first quarter of 2007 saw further issuance including a €1.75 billion public issue and a £250 million private placement. The Issuer has now increased the size of its covered bond programme to €30 billion. Covered bonds continue to provide further diversification of the investor base while at the same time lengthening the maturity profile of our funding. Covered bonds have been issued in a range of maturities from 5 to 15 years with a current weighted average maturity of 7.1 years. The covered bonds are secured by a pool of ring-fenced residential mortgages. The credit risks associated with these loans have subsequently been transferred into the capital markets by means of synthetic securitisation transactions (Graphite) providing further capital benefits.

Capital

At 31 December 2006 total capital amounted to £3.6 billion, resulting in a total capital ratio of 11.6 per cent. Tier 1 capital was £2,610 million and the Tier 1 ratio 8.5 per cent.

£300 million of Reserve Capital Instruments ("RCIs") were issued by the Issuer in 2000 and 2001. The RCIs are eligible for inclusion in Tier 1 capital up to a maximum of 15 per cent. of total Tier 1 capital, with any surplus being eligible for inclusion in Upper Tier 2 capital.

The Issuer also issued £200 million of Tier One Notes in 2002, the full amount of which is eligible for inclusion in Tier 1 capital.

Tier 1 capital and total capital were enhanced by the issue on 29 June 2006 of £400 million (£397 million net of issue costs) of perpetual non-cumulative callable preference shares. Dividends on these shares are discretionary and subject to Board approval will be first paid on 4 July 2007 and then annually thereafter at a rate of 6.8509 per cent. The issue supports the future growth of lending as well as improving the mix of the issuer's capital base.

In November 2005, the Issuer completed its first Whinstone transaction amounting to £423 million. This transferred around 80 per cent. of the reserve fund risk relating to pre 2005 Granite residential mortgage securitisations to third party investors, therefore reducing the potential exposure to downturn credit risk. In June 2006, a second transaction was completed amounting to £169 million relating to the 2005 and the first 2006 Granite residential mortgage securitisations. At 31 December 2006, the balance outstanding on the Whinstone transactions included within securitised notes amounted to £551 million.

The transactions reduce the level of core capital required under credit rating assessments of required capital as well as the regulatory capital deduction in respect of the reserve funds, thereby enhancing capital efficiency and more closely aligning regulatory and credit rating capital. By retaining a small portion of the first loss, the Issuer continues to align the interests of securitisation investors and the Issuer and demonstrates its confidence in the credit performance of the mortgage portfolio.

The additional interest cost of the Whinstone transactions will be largely offset by savings in appropriations due to not having to raise subordinated debt to support securitisation capital deductions. Underlying attributable profits will therefore not be significantly affected by these transactions.

The Northern Rock Foundation

The establishment of The Northern Rock Foundation (the "Foundation") on conversion to a public limited company was intended to express the Issuer's commitment to its mutual history and to the region form which the business has drawn much of its strength. The Foundation has as its primary objective helping to improve the conditions of people disadvantaged by age, infirmity, poverty or other circumstances. It receives 5 per cent. of the annual consolidated profit before tax of the Issuer, paid under deed of covenant. The Foundation has received non-voting and non-dividend-paying Foundation shares which would convert into almost 15 per cent. of the ordinary share capital of the Issuer only in certain circumstances, principally involving a change in control of the Issuer, in which event the deed of covenant would terminate.

BOARD OF DIRECTORS

The Directors of the Issuer as at the date of this Prospectus are:

Name (and date of birth)	Date of appointment	Business occupation	Principal external directorships
Directors			
Dr. Matthew White Ridley (7 February 1958) Chairman	13 November 1996	Company Director	Northern Investors Company plc Northern 2 VCT plc PA Holdings Limited
Adam John Applegarth (3 August 1962) Chief Executive	30 October 1996	Chief Executive	Persimmon plc
David Frank Baker (2 May 1953) Deputy Chief Executive	30 October 1996	Deputy Chief Executive	The Newcastle Employment Bond Limited
David Andrew Jones (14 December 1958) Group Finance Director	1 February 2007	Group Finance Director	None
Keith McCallum Currie (18 July 1956) Executive Director	5 January 2005	Company Director	None
Andy Menze Kuipers (24 December 1957) Executive Director	5 January 2005	Company Director	None
Adam Fenwick (20 October 1960) Non-Executive Director	12 November 2003	Company Director	Fenwick Limited John Swire and Sons Limited
Sir Ian Gibson (1 February 1947) Non-Executive Director	10 September 2002	Company Director	GKN plc Greggs plc Trinity Mirror
Nichola Pease (3 April 1961) Non-Executive Director	10 February 1999	Company Director	JO Hambro Capital Management Limited
Michael James Queen (27 September 1961) Non-Executive Director	5 January 2005	Company Director	3i Group plc
Rosemary Anne Radcliffe (9 October 1944) Non-Executive Director	1 March 2005	Company Director	NIAL Group Limited Newcastle International Airport Limited CPH Newcastle Limited
Sir Derek Wanless (29 September 1947) Non-Executive Director	1 March 2000	Company Director	Northumbria Water Group plc

The business address of the Directors is Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL, England.

There are no potential conflicts of interest between the duties to the Issuer of each of the members of the Board of Directors of the Issuer and his/her private interests or other duties.

TAXATION

United Kingdom Taxation

The following is a summary of the Issuer's understanding of current law and published practice in the United Kingdom relating to withholding or a deduction for on or account of United Kingdom income tax from interest payable on the Notes. The comments do not deal with other United Kingdom tax implications of acquiring, holding or disposing of the Notes. The comments relate only to the position of persons who are absolute beneficial owners of the Notes and prospective Noteholders should be aware that the particular terms of issue of any series of Notes as specified in the applicable Final Terms may affect the tax treatment of that and other series of Notes. The following is a general guide and should be treated with appropriate caution. The comments below assume that there will be no substitution of the Issuer in accordance with Condition 15. Noteholders who are in any doubt as to their tax position should consult their professional advisers. Noteholders who may be liable to taxation in jurisdictions other than the United Kingdom in respect of their acquisition, holding or disposal of the Notes are particularly advised to consult their professional advisers as to whether they are so liable (and if so under the laws of which jurisdictions), since the following comments relate only to certain United Kingdom taxation aspects of payments in respect of the Notes. In particular, Noteholders should be aware that they may be liable to taxation under the laws of other jurisdictions in relation to payments in respect of the Notes even if such payments may be made without withholding or deduction for or on account of taxation under the laws of the United Kingdom.

1. Provided the Issuer continues to be a bank within the meaning of section 991 of the Income Tax Act 2007 (the "Tax Act") for the purposes of section 878 of the Tax Act and provided that the interest on the Notes is paid in the ordinary course of its business within the meaning of section 878 of the Tax Act, it is entitled to make payments of interest without withholding or deduction for or on account of United Kingdom income tax. In accordance with the published practice of the United Kingdom HM Revenue & Customs, such payments will be accepted as being made by the Issuer in the ordinary course of its business unless either:

(i) the borrowing in question conforms to any of the definitions of Tier 1, 2 or 3 capital adopted by the Financial Services Authority whether or not it actually counts towards Tier 1, 2 or 3 capital for regulatory purposes; or

(ii) the characteristics of the transaction giving rise to the interest are primarily attributable to an intention to avoid United Kingdom tax.

2. Where interest is payable on Notes which have a maturity of less than one year from the date of issue (and which are not issued under arrangements the effect of which is to render such Notes part of a borrowing with a total term of a year or more), the interest will not be "yearly interest" for the purposes of the Tax Act and accordingly payments of interest on such Notes may be made without withholding or deduction for or on account of United Kingdom income tax.

3. There is no requirement to withhold or deduct amounts for or on account of United Kingdom income tax from payments of interest made in respect of "quoted Eurobonds". Notes which carry a right to interest will constitute "quoted Eurobonds" provided they are and continue to be listed on a "recognised stock exchange", as defined in section 1005 of the Tax Act. The London Stock Exchange is a recognised stock exchange. Under HM Revenue & Customs published practice, securities will be treated as listed on the London Stock Exchange if they are admitted to the Official List by the United Kingdom Listing Authority and admitted to trading by the London Stock Exchange. Provided, therefore, that any Notes remain so listed, interest on such Notes will be payable without withholding or deduction on account of United Kingdom tax whether or not the Issuer carries on a banking business in the United Kingdom and whether or not the interest is paid in the ordinary course of its business.

The United Kingdom Finance Bill 2007 contains a proposed new statutory meaning of references to securities which are "listed" on a recognised stock exchange. The draft legislation provides that securities will be treated as listed on a recognised stock exchange if (and only if) they are admitted to trading on that exchange and either they are included in the United Kingdom official list (within the meaning of Part 6 of

the Financial Services and Markets Act 2000) or they are officially listed, in accordance with provisions corresponding to those generally applicable in European Economic Area states, in a country outside the United Kingdom in which there is a recognised stock exchange. It is understood that this new definition is not intended to alter the position described above in respect of securities that are listed and admitted to trading on a market of a stock exchange which was already designated as a recognised stock exchange before 21 March 2007.

4. In other cases, an amount may be required to be withheld from payments of interest on the Notes on account of United Kingdom income tax at the savings rate (currently 20 per cent.), subject to any direction to the contrary by HM Revenue & Customs under an applicable double taxation treaty or to any other exemption which may apply. Where interest has been paid under deduction of United Kingdom income tax, Noteholders who are not resident in the United Kingdom may be able to recover all or part of the tax deducted if there is an appropriate provision in any applicable double taxation treaty.

5. Notes may be issued at an issue price of less than 100 per cent. of their principal amount. Any discount element on any such Notes will not be subject to any United Kingdom withholding tax pursuant to the provisions mentioned above. Where Notes are to be, or may fall to be, redeemed at a premium, as opposed to being issued at a discount, then any such element of premium may constitute a payment of interest. Payments of interest are subject to United Kingdom withholding tax and reporting requirements as outlined above.

6. The above description of the United Kingdom withholding tax position assumes that there will be no substitution of an issuer pursuant to Condition 15 of the Notes and does not consider the tax consequences of any such substitution.

7. Noteholders may wish to note that, in certain circumstances, HM Revenue & Customs has power to obtain information (including details of the payment, the name and address of the payee, or any person acting on the payee's behalf, or, in certain cases, the beneficial owner of the interest) from any person in the United Kingdom (including the Issuer) who either pays or credits interest to or receives interest for the benefit of a Noteholder. HM Revenue & Customs also has power, in certain circumstances, to obtain information from any person in the United Kingdom who pays amounts payable on the redemption of Notes which are deeply discounted securities for the purposes of the Income Tax (Trading and Other Income) Act 2005 to or receives such amounts for the benefit of another person, although HM Revenue & Customs published practice indicates that HM Revenue & Customs will not exercise the power referred to above to require this information in respect of amounts payable on the redemption of deeply discounted securities where such amounts are paid on or before 5 April 2008. These provisions will apply whether or not the interest has been paid subject to withholding or deduction for or on account of United Kingdom income tax and whether or not the Noteholder is resident in the United Kingdom for United Kingdom taxation purposes. Information so obtained may, in certain circumstances, be exchanged by HM Revenue & Customs with the tax authorities of other jurisdictions.

8. The references to "interest" above mean "interest" as understood in United Kingdom tax law. The statements above do not take any account of any different definitions of "interest" or "principal" which may prevail under any other law or which may be created by the terms and conditions of the Notes or any related documentation.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to, or collected by such a person for, an individual resident or certain limited types of entity established in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland, and certain dependent or associated territories of certain Member States, have agreed to adopt similar measures

(a withholding system in the case of Switzerland). In addition, the Member States have entered into provision of information or transitional withholding arrangements with certain of those dependent or associated territories in relation to payments made by a person in a Member State to, or collected by such a person for, an individual resident or certain limited types of entity established in one of those territories.

The Dealers have in an amended and restated Programme Agreement dated 19 June 2006 (the "Programme Agreement", which term shall include any further amendment, supplement or restatement from time to time) agreed with the Issuer a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement for any particular purchase by a Dealer will extend to those matters stated under "Terms and Conditions of the Notes" and "Form of the Notes" above. The Issuer may pay the Dealers commissions from time to time in connection with the sale of any Notes. In the Programme Agreement the Issuer has agreed to reimburse and indemnify the Dealers for certain of their expenses and liabilities in connection with the establishment of the Programme and the issue of the Notes. The Dealers are entitled to be released and discharged from their obligations in relation to any agreement to issue and purchase Notes under the Programme Agreement in certain circumstances prior to payment to the Issuer.

(a) United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

The Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986 and regulations thereunder.

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it will not offer, sell or deliver any Notes (i) as part of their distribution at any time and (ii) otherwise until 40 days after the completion of the distribution, as determined and certified by the relevant Dealer or, in the case of an issue of Notes on a syndicated basis, the relevant lead manager, of all Notes of the Tranche of which such Notes are a part, within the United States or to, or for the account or benefit of, U.S. persons. Each Dealer has further agreed, and each further Dealer appointed under the Programme will be required to agree, that it will send to each dealer to which it sells any Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Until 40 days after the commencement of the offering of any Series of Notes, an offer or sale of such Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the Securities Act.

Each issue of Index Linked Notes or Dual Currency Notes shall be subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer or Dealers may agree as a term of the issuance and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Final Terms.

(b) European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of Notes which are the subject of the offering contemplated by this Prospectus as completed by the Final Terms in relation thereto to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Notes to the public in that Relevant Member State:

(a) if the Final Terms in relation to the Notes specify that an offer of those Notes may be made other than pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State (a "Non-exempt Offer"), following the date of publication of a prospectus in relation to such Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, provided that any such prospectus has subsequently been completed by the Final Terms contemplating such Non-exempt Offer, in accordance with the Prospectus Directive, in the period beginning and ending on the dates specified in such prospectus or Final Terms, as applicable;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(d) at any time to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(e) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes referred to in (b) to (e) above shall require the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

(c) United Kingdom

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage an investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA would not, if the Issuer was not an authorised person, apply to the Issuer; and

(ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

(d) Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and each Dealer has agreed, and each further Dealer appointed under the Programme will be required to agree, that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-

offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

(e) France

Each of the Dealers and the Issuer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(i) it has only made and will only make an offer of Notes to the public (*appel public à l'épargne*) in France in the period beginning (A) when a prospectus in relation to those Notes has been approved by the *Autorité des marchés financiers* ("AMF"), on the date of such publication or, (B) when a prospectus has been approved by the competent authority of another Member State of the European Economic Area which has implemented the EU Prospectus Directive 2003/71/EC, on the date of notification of such approval to the AMF, and ending at the latest on the date which is 12 months after the date of the approval of the prospectus all in accordance with articles L.412-1 and L.621-8 of the French *Code monétaire et financier* and the *Règlement général* of the AMF; and

(ii) it has not offered or sold and will not offer or sell, directly or indirectly, Notes to the public in France, and it has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France, the Prospectus, the relevant Final Terms or any other offering material relating to the Notes, and such offers, sales and distributions have been and shall only be made in France to (A) providers of investment services relating to portfolio management for the account of third parties, and/or (B) qualified investors (*investisseurs qualifiés*) all as defined in, and in accordance with, articles L.411-1, L.411-2 and D.411-1 of the French *Code monétaire et financier.*

(f) The Netherlands

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that any Notes with a maturity of less than 12 months and a denomination of less than €50,000 will only be offered in The Netherlands to professional market parties as defined in the Financial Supervision Act and the decrees issued pursuant thereto.

(g) General

Each Dealer has agreed, and each further Dealer appointed under the Programme will be required to agree, to comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Prospectus and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the Issuer nor any other Dealer shall have responsibility therefor. Neither the Issuer nor any of the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer(s) will comply with any other additional restrictions as the Issuer and the relevant Dealer(s) shall agree as a term of issue and purchase as indicated in the applicable Final Terms.

GENERAL INFORMATION

1. Application has been made to the UK Listing Authority for Notes issued under the Programme during the period of 12 months from the date of this Prospectus to be admitted to the Official List and to the London Stock Exchange for such Notes to be admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market. The listing of the Programme in respect of such Notes is expected to be granted on or around 21 June 2007.

Upon admission of Notes to the Official List, the listing of such Notes will be expressed as a percentage of their nominal amount (excluding accrued interest). It is expected that each Tranche of Notes which is to be admitted to the Official List and to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market will be admitted separately as and when issued, subject only to the issue of a temporary global Note initially representing the Notes of such Tranche.

2. The increase in the aggregate nominal amount of Notes which may be outstanding under the Programme to U.S.$25,000,000,000 was authorised by a resolution of the Board of Directors of the Issuer passed on 22 May 2007.

3. The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg (which are the entities in charge of keeping the records). The appropriate Common Code and ISIN allocated by Euroclear and Clearstream, Luxembourg in respect of each Tranche of Notes will be set out in the applicable Final Terms. If the Notes are to clear through an additional or alternative clearing system the appropriate information will be specified in the applicable Final Terms.

The address of Euroclear is Euroclear Bank SA/NV, 1 Boulevard du Roi Albert II, B-1210 Brussels, Belgium and the address of Clearstream, Luxembourg is Clearstream Banking, 42 Avenue JF Kennedy, L-1855 Luxembourg.

4. The issue price and amount of the Notes of any Tranche to be issued will be determined at the time of the offering of such Tranche in accordance with then prevailing market conditions.

5. The consolidated accounts of the Issuer for the years ended 31 December 2005 and 31 December 2006 have been audited, without qualification, in accordance with Auditing Standards issued by the Auditing Standards Board, by PricewaterhouseCoopers LLP, chartered accountants and registered auditors of 89 Sandyford Road, Newcastle upon Tyne NE99 1PL. The auditors of the Issuer have no material interest in the Issuer.

6. There has been no significant change in the financial position of the Group as a whole since 31 December 2006 and there has been no material adverse change in the prospects of the Issuer since that date.

7. Neither the Issuer nor any of its consolidated subsidiaries is, or has been, involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Issuer is aware) during the 12 months prior to the date hereof which may have, or have in such period had, a significant effect on the financial position or profitability of the Group taken as a whole.

8. For the period of 12 months from the date of this Prospectus, copies of the following documents will, when published, be available for inspection during normal business hours at the specified office in London of the Agent and, in the case of (ii), (iii), (v) and (vi) below, copies may be obtained, upon request, free of charge, from the registered office of the Issuer:

(i) the Memorandum and Articles of Association of the Issuer;

(ii) the consolidated audited annual accounts of the Issuer and its subsidiaries for each of the years ended 31 December 2005 and 31 December 2006, in each case together with the audit reports prepared in connection therewith;

(iii) the most recently published audited annual financial statements of the Issuer and the most recently published unaudited interim financial statements of the Issuer, in each case together with any audit or review reports prepared in connection therewith;

(iv) the Programme Agreement, the Trust Deed (which contains the forms of the temporary and permanent global Notes, the definitive Notes, the Receipts, the Talons and the Coupons) and the Agency Agreement, the Issuer-ICSDs Agreement and all amendments and supplements thereto and restatements thereof;

(v) this Prospectus; and

(vi) any future prospectuses, supplementary prospectuses, any documents incorporated herein or therein by reference and any Final Terms (save that Final Terms relating to a Note which is neither admitted to trading on a regulated market within the European Economic Area nor offered in the European Economic Area in circumstances where a prospectus is required to be published under the Prospective Directive will be available for inspection only by the relevant Dealer or Dealers specified in such Final Terms or, upon proof satisfactory to the Agent as to identity, the holder of any Note to which such Final Terms relate).

In addition, copies of this Prospectus, any supplementary prospectus, any documents incorporated by reference and each Final Terms relating to Notes which are admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market will also be available for inspection on the website of the Regulatory News Service operated by the London Stock Exchange at www.londonstockexchange.com/en-gb/pricesnews/marketnews/. Final Terms relating to Notes which are either admitted to trading on a regulated market within the European Economic Area other than the London Stock Exchange's Gilt-Edged and Fixed Interest Market or offered in the European Economic Area in circumstances where a prospectus is required to be published under the Prospectus Directive will be published in accordance with Article 14 of the Prospectus Directive.

9. The Trust Deed provides that the Trustee may rely on reports or other information from professional advisers or other experts in accordance with the provisions of the Trust Deed, whether or not any such report or other information, or engagement letter or other document entered into by the Trustee and the relevant person in connection therewith, contains any monetary or other limit on the liability of the relevant person.

10. The Issuer does not intend to provide any post-issuance information in relation to any issues of Notes.

REGISTERED OFFICE OF THE ISSUER
Northern Rock House
Gosforth
Newcastle upon Tyne NE3 4PL

DEALERS

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

HSBC Bank plc
8 Canada Square
London E14 5HQ

Lehman Brothers International (Europe)
25 Bank Street
London E14 5LE

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

TRUSTEE

The Law Debenture Trust Corporation p.l.c.
Fifth Floor
100 Wood Street
London EC2V 7EX

ISSUING AND PRINCIPAL PAYING AGENT AND AGENT BANK

Citibank, N.A.
21st Floor
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

LUXEMBOURG PAYING AGENT

Dexia Banque Internationale à Luxembourg, société anonyme
69, route d'Esch
L-2953 Luxembourg

LEGAL ADVISERS

to the Issuer as to English law

Allen & Overy LLP
One Bishops Square
London E1 6AO

to the Dealers and the Trustee as to English law

Clifford Chance LLP
10 Upper Bank Street
London E14 5JJ

AUDITORS OF THE ISSUER

PricewaterhouseCoopers LLP
89 Sandyford Road
Newcastle upon Tyne NE99 1PL

northern rock

Perivan Financial Print 209468

82-35026

Northern Rock plc

(incorporated with limited liability in England and Wales)

€30 billion
Global Covered Bond Programme
unconditionally and irrevocably guaranteed as to payments of interest and principal by

Northern Rock Covered Bond LLP

(a limited liability partnership incorporated in England and Wales)

Under this €30 billion covered bond programme (the **Programme**), Northern Rock plc (the **Issuer**) may from time to time issue bonds (the **Covered Bonds**) denominated in any currency agreed between the Issuer and the relevant Dealer(s) (as defined below).

Northern Rock Covered Bond LLP (the **LLP**) has guaranteed payments of interest and principal under the Covered Bonds pursuant to a guarantee which is secured over the Portfolio (as defined below) and its other assets. Recourse against the LLP under its guarantee is limited to the Portfolio and such assets.

Covered Bonds may be issued in bearer or registered form. The maximum aggregate nominal amount of all Covered Bonds from time to time outstanding under the Programme will not exceed €30 billion (or its equivalent in other currencies calculated as described in the Programme Agreement described herein), subject to increase as described herein.

The Covered Bonds may be issued on a continuing basis to one or more of the Dealers specified under *Summary* of the Programme and any additional Dealer appointed under the Programme from time to time by the Issuer (each, a **Dealer** and together, the **Dealers**), which appointment may be for a specific issue or on an ongoing basis. References in this Prospectus to the **relevant Dealer(s)** shall, in the case of an issue of Covered Bonds being (or intended to be) subscribed for by more than one Dealer, be to all Dealers agreeing to subscribe for such Covered Bonds.

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the **UK Listing Authority**) for Covered Bonds issued under the Programme during the period of 12 months from the date of this Prospectus to be admitted to the official list of the UK Listing Authority (the **Official List**) and to the London Stock Exchange plc (the **London Stock Exchange**) for such Covered Bonds to be admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market. References in this Prospectus to Covered Bonds being "listed" (and all related references) shall mean that such Covered Bonds have been admitted to the Official List and have been admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market. The London Stock Exchange's Gilt-Edged and Fixed Interest Market is a regulated market for the purposes of Directive 93/22/EEC (the **Investment Services Directive**).

The price and amount of Covered Bonds to be issued under the Programme will be determined by the Issuer and each relevant Dealer at the time of issue in accordance with prevailing market conditions. Notice of the aggregate nominal amount of Covered Bonds, interest (if any) payable in respect of Covered Bonds, the issue price of Covered Bonds and any other terms and conditions not contained herein which are applicable to each Tranche (as defined under *Terms and Conditions of the Covered Bonds*) of Covered Bonds will be set out in a final terms supplement which, with respect to Covered Bonds to be listed on the London Stock Exchange, will be delivered to the UK Listing Authority and the London Stock Exchange on or before the date of issue of such Tranche of Covered Bonds.

The Programme provides that Covered Bonds may be listed and/or admitted to trading, as the case may be, on such other or further stock exchanges or markets as may be agreed between the Issuer, the LLP, the Bond Trustee (as defined below), the Security Trustee (as defined below) and the relevant Dealer(s). The Issuer may also issue Covered Bonds which are not to be listed and/or admitted to trading on any market. The relevant Final Terms in respect of the issue of any Covered Bonds will specify whether or not such Covered Bonds will be admitted to the Official List and to trading on the London Stock Exchange's Gilt-Edged and Fixed Rate Interest Market (or any other listing authority, stock exchange and/or quotation system, if applicable).

An investment in Covered Bonds issued under the Programme involves certain risks. See *Risk Factors* for a discussion of certain factors to be considered in connection with an investment in the Covered Bonds.

The Covered Bonds and the Covered Bond Guarantee (as defined below) have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the **Securities Act**), and may not be offered or sold in the United States or to, or for the benefit of, U.S. persons unless such securities are registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. See *Form of the Covered Bonds* for a description of the manner in which Covered Bonds will be issued. The Issuer and the LLP may agree with any Dealer and the Bond Trustee that Covered Bonds may be issued in a form not contemplated by the Terms and Conditions of the Covered Bonds herein, in which event (in the case of Covered Bonds admitted to the Official List only) a supplementary prospectus, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Covered Bonds.

The Covered Bonds issued under the Programme are expected on issue to be assigned an "AAA" rating by Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc., an "AAA" rating by Fitch Ratings Ltd. and an "Aaa" rating by Moody's Investors Service Limited. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organisation.

Arrangers for the Programme

Barclays Capital **HSBC**

Dealers

ABN AMRO
Barclays Capital
Citi
Deutsche Bank
Dresdner Kleinwort
HSBC
UniCredit Group (HVB)
IXIS Corporate & Investment Bank
Morgan Stanley
Merrill Lynch & Co.
UBS Investment Bank
WestLB AG

The date of this Prospectus is 7 June 2007.

This Prospectus has been approved by the UK Listing Authority as a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC (the **Prospectus Directive**) and has been published in accordance with the prospectus rules made under the Financial Services and Markets Act 2000. This Prospectus is not a prospectus for the purposes of Section 12(a)(2) or any other provision or order under the Securities Act.

The Issuer and the LLP (each a **Responsible Person**) accepts responsibility for the information contained in this prospectus (the **Prospectus**). To the best of the knowledge and belief of each of the Issuer and the LLP (each having taken all reasonable care to ensure that such is the case) the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

Copies of each Final Terms (in the case of Covered Bonds to be admitted to the Official List) will be available from the registered office of the Issuer and from the specified office set out below of each of the Paying Agents (as defined below). Final Terms relating to the Covered Bonds which are admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market will also be available for inspection on the website of the Regulatory News Service operated by the London Stock Exchange at www.londonstockexchange.com/engb/pricesnews/marketnews/.

This Prospectus is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see *Documents Incorporated by Reference* below). This Prospectus shall be read and construed on the basis that such documents are so incorporated and form part of this Prospectus.

The information contained in this Prospectus was obtained from the Issuer and other sources, but no assurance can be given by the Dealers, the Bond Trustee or the Security Trustee as to the accuracy or completeness of this information. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers, the Bond Trustee or the Security Trustee as to the accuracy or completeness of the information contained or incorporated in this Prospectus or any other information provided by the Issuer and the LLP in connection with the Programme. Neither the Dealers nor the Bond Trustee nor the Security Trustee accepts any liability in relation to the information contained or incorporated by reference in this Prospectus or any other information provided by the Issuer and the LLP in connection with the Programme.

No person is or has been authorised by the Issuer, the LLP, any of the Dealers, the Bond Trustee or the Security Trustee to give any information or to make any representation not contained in or not consistent with this Prospectus or any other information supplied in connection with the Programme or the Covered Bonds and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, the LLP, any of the Dealers, the Bond Trustee or the Security Trustee.

Neither this Prospectus nor any other information supplied in connection with the Programme or any Covered Bonds (i) is intended to provide the basis of any credit or other evaluation or (ii) should be considered as a recommendation by the Issuer, the LLP, the Seller, any of the Dealers, the Bond Trustee or the Security Trustee that any recipient of this Prospectus or any other information supplied in connection with the Programme or any Covered Bonds should purchase any Covered Bonds. Each investor contemplating purchasing any Covered Bonds should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer and/or the LLP. Neither this Prospectus nor any other information supplied in connection with the Programme or the issue of any Covered Bonds constitutes an offer or invitation by or on behalf of the Issuer, the LLP, the Seller, any of the Dealers, the Bond Trustee or the Security Trustee to any person to subscribe for or to purchase any Covered Bonds.

Neither the delivery of this Prospectus nor the offering, sale or delivery of any Covered Bonds shall in any circumstances imply that the information contained herein concerning the Issuer and/or the LLP and/or the Seller is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date indicated in the document containing the same. The Dealers, the Bond Trustee and the Security Trustee expressly do not undertake to review the financial condition or affairs of the Issuer, the LLP or the Seller during the life of the Programme or to advise any investor in the Covered Bonds of any information coming to their attention. Investors should review, *inter alia*, the most recently published documents incorporated by reference into this Prospectus when deciding whether or not to purchase any Covered Bonds.

The Covered Bonds in bearer form are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to United States persons, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and the regulations promulgated thereunder.

As set forth in the applicable Final Terms, the Covered Bonds are being offered and sold (a) in reliance on Rule 144A under the Securities Act (**Rule 144A**), in each case to "qualified institutional buyers" (as defined in Rule 144A) (**QIBs**) and/or (b) in accordance with Regulation S under the Securities Act (**Regulation S**) to non-US persons in offshore transactions. Prospective purchasers are hereby notified that the sellers of the Covered Bonds may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any Covered Bonds in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this Prospectus and the offer or sale of Covered Bonds may be restricted by law in certain jurisdictions. The Issuer, the LLP, the Dealers, the Bond Trustee and the Security Trustee do not represent that this Prospectus may be lawfully distributed, or that any Covered Bonds may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the LLP, the Dealers, the Bond Trustee or the Security Trustee which would permit a public offering of any Covered Bonds outside the European Economic Area or distribution of this Prospectus in any jurisdiction where action for that purpose is required. Accordingly, no Covered Bonds may be offered or sold, directly or indirectly, and neither this Prospectus nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Prospectus or any Covered Bonds may come must inform themselves about, and observe, any such restrictions on the distribution of this Prospectus and the offering and sale of Covered Bonds. In particular, there are restrictions on the distribution of this Prospectus and the offer or sale of Covered Bonds in the United States, the European Economic Area (including the United Kingdom (**UK**), the Republic of Italy and Germany) and Japan, see *Subscription and Sale and Transfer and Selling Restrictions*.

This Prospectus has not been submitted for clearance to the *Autorité des marchés financiers* in France.

All references in this document to "UK", "U.K." and "United Kingdom" are used interchangeably; references to **Sterling** and **£** refer to pounds sterling, references to **euro** and **€** refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended, references to **U.S. Dollars** and **$** refer to United States dollars and references to **Yen**, **JPY** and **¥** refer to Japanese Yen.

In connection with the issue of any Tranche of Covered Bonds, the Dealer or Dealers (if any) named as the Stabilising Manager(s) (or persons acting on behalf of any Stabilising Manager(s)) in the applicable Final Terms may over-allot Covered Bonds (provided that, in the case of any Tranche of Covered Bonds to be admitted to trading on the London Stock Exchange, the aggregate principal amount of Covered Bonds allotted does not exceed 105 per cent. of the aggregate principal amount of the relevant Tranche) or effect transactions with a view to supporting the market price of the Covered Bonds at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the relevant Tranche of Covered Bonds is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Covered Bonds and 60 days after the date of the allotment of the relevant Tranche of Covered Bonds. Any stabilisation action or over-allotment must be conducted by the relevant Stabilising Manager(s) (or persons acting on behalf of any Stabilising Manager(s)) in accordance with applicable laws.

In making an investment decision, investors must rely on their own examination of the Issuer and the LLP and the terms of the Covered Bonds being offered, including the merits and risks involved. The Covered Bonds have not been approved or disapproved by the United States Securities and Exchange Commission or any other securities commission or other regulatory authority in the United States, nor have the foregoing authorities approved this Prospectus or confirmed the accuracy or determined the adequacy of the information contained in this Prospectus. Any representation to the contrary is unlawful.

None of the Dealers, the Issuer, the LLP, the Security Trustee or the Bond Trustee makes any representation to any investor in the Covered Bonds regarding the legality of its investment under any applicable laws. Any investor in the Covered Bonds should be able to bear the economic risk of an investment in the Covered Bonds for an indefinite period of time.

AVAILABLE INFORMATION

To permit compliance with Rule 144A in connection with resales of the Covered Bonds, so long as the Covered Bonds sold in reliance on Rule 144A are "restricted securities" within the meaning of Rule 144(a)(3) of the Securities Act, the Issuer and the LLP will promptly furnish, upon request of a holder of a Covered Bond, to such holder and a prospective purchaser designated by such holder the information required to be delivered under Rule 144A(d)(4) if, at the time of such request, the Issuer is neither a reporting company under Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended, nor exempt from reporting pursuant to Rule 12g3-2(b).

U.S. INFORMATION

This Prospectus is being provided on a confidential basis in the United States to a limited number of "qualified institutional buyers" within the meaning of Rule 144A under the Securities Act (**QIBs**) or institutional "accredited investors" as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act (**Institutional Accredited Investors**, or **IAIs**) in connection with the consideration of the purchase of the Covered Bonds being offered hereby. Its use for any other purpose in the United States is not authorised. It may not be copied or reproduced in whole or in part nor may it be distributed or any of its contents disclosed to anyone other than the prospective investors to whom it is originally submitted.

Registered Covered Bonds may be offered or sold within the United States only to QIBs or Institutional Accredited Investors, in either case in transactions exempt from registration under the Securities Act. Each U.S. purchaser of Registered Covered Bonds is hereby notified that the offer and sale of any Registered Covered Bonds to it may be being made in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 144A under the Securities Act (**Rule 144A**).

Purchasers of Definitive IAI Registered Covered Bonds (as defined under Form of the Covered Bonds) will be required to execute and deliver an IAI Investment Letter (as defined under *Form of the Covered Bonds*). Each purchaser or holder of IAI Registered Covered Bonds (as defined under *Form of the Covered Bonds*), Covered Bonds represented by a Rule 144A Global Covered Bond (as defined under *Form of the Covered Bonds*) or any Covered Bonds issued in registered form in exchange or substitution therefor (together **Legended Covered Bonds**) will be deemed, by its acceptance or purchase of any such Legended Covered Bonds, to have made certain representations and agreements intended to restrict the resale or other transfer of such Covered Bonds as set out in *Subscription and Sale and Transfer and Selling Restrictions*. Unless otherwise stated, terms used in this paragraph have the meanings given to them in Form of the Covered Bonds.

FOR NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

FORWARD-LOOKING STATEMENTS

This Prospectus includes forward-looking statements. Examples of such forward-looking statements include, but are not limited to: (i) expectations of drivers of net interest income, total income, profit, earnings per share, capital expenditures, dividends, capital structure or other financial items or ratios; (ii) statements of plans, objectives or goals of Northern Rock or its management for future operations, including those related to products or services; (iii) statements of future economic performance, including in particular any such statements included under the section entitled *Management's Discussion and Analysis of Financial Condition and Results of Operations*; and (iv) statements of assumptions underlying such statements. Words such as "believes", "anticipates", "expects", "intends", "aims", and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Northern Rock has based any forward-looking statements herein on current expectations and projections about uncertain future events. Forward-looking statements are subject to risks, uncertainties and assumptions about Northern Rock. Although Northern Rock believes that the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements are reasonable, Northern Rock cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

- inflation, interest rates, exchange rates, and market and monetary fluctuations;
- the effects of, and changes in, laws, regulations and government policy;
- the effects of competition in the geographic and business areas in which Northern Rock conducts operations;
- changes in consumer spending, saving and borrowing habits in the United Kingdom and in regions in which Northern Rock conducts operations;
- changes in the UK housing market, in the UK residential mortgage market and the UK retail deposit market;
- the effects of changes in taxation or accounting standards or practices;
- the ability to increase market share and control expenses;
- the timely development of and acceptance of new products and services of Northern Rock and the perceived overall value of these products and services by users;
- acquisitions, disposals and any other strategic transactions;
- the continued ability of Northern Rock to access wholesale funding sources and to further securitise loans;
- technological changes including those affecting European Economic and Monetary Union compliance; and
- Northern Rock's success at managing the risks of the foregoing.

Northern Rock cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Prospectus may not occur.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

The Issuer is a public limited company organised under the laws of England, and the LLP is a limited liability partnership organised under the laws of England. All of the officers and directors named herein reside outside the United States and all or a substantial portion of the assets of the Issuer and of such officers and directors are located outside the United States. As a result, it may not be possible for investors to effect service of process outside England and Wales (as applicable) upon the Issuer, the LLP or such persons, or to enforce judgments against them obtained in courts outside England and Wales (as applicable) predicated upon civil liabilities of the Issuer or such directors and officers under laws other than English law (as applicable), including any judgment predicated upon United States federal securities laws. The Issuer has been advised by Sidley Austin (UK) LLP, its counsel, that there is doubt as to the enforceability in England and Wales in original actions or in actions for enforcement of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States.

PRESENTATION OF FINANCIAL INFORMATION

The consolidated annual financial statements of the Issuer for the years ended 31 December 2006 and 31 December 2005, the consolidated annual financial statements of the LLP for the year ended 31 December 2005, and the interim financial statements of the LLP for the six months ended 30 June 2006, were prepared in accordance with International Financial Reporting Standards (**IFRS**). IFRS relevant to the Issuer differs from generally accepted accounting principles in the United States (**U.S. GAAP**) in certain

significant aspects. For a discussion of certain differences among IFRS, U.K. GAAP and U.S. GAAP, see Annex A to this Prospectus. In addition, the audited financial information contained herein is subject to auditing and auditor independence standards applicable in the United Kingdom, which differ from those applicable in the United States.

For the purposes of the presentation of financial information in the sections entitled *Summary Consolidated Financial Information*, *Description of Northern Rock and Its Business* and *Management's Discussion and Analysis of Financial Condition and Results of Operations*, the term **Group** refers to Northern Rock plc together with its consolidated subsidiaries and subsidiary undertakings.

In this Prospectus, all references to "billions" are references to one thousand millions. Due to rounding, the numbers presented throughout this Prospectus may not add up precisely, and percentages may not precisely reflect absolute figures.

Table of Contents

Defined Terms

Capitalised terms used in this Prospectus have the meaning set out in the glossary unless they are defined where they first appear in this Prospectus.

Documents Incorporated by Reference

The audited consolidated and non-consolidated annual financial statements of the Issuer for the financial years ended 31 December 2005 and 31 December 2006 (as prepared and presented in accordance with applicable UK companies law and accounting practice), together with the auditors' reports thereon and all notes thereto, which have previously been published and have been filed with the Financial Services Authority or filed with it shall be incorporated in, and form part of, this Prospectus, provided that any statement contained herein or in a document all or the relevant portion of which is incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained in any such document, all or the relevant portion of which, is subsequently incorporated by reference herein by way of a supplement prepared in accordance with Article 16 of the Prospectus Directive modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall, except as so modified or superseded, constitute a part of this Prospectus.

Copies of documents incorporated by reference in this Prospectus can be obtained from the Issuer's website at www.northernrock.co.uk and from the specified office of the Agent in London and will be available for viewing on the website of the Regulatory News Service operated by the London Stock Exchange at www.londonstockexchange.com/en-gb/pricesnews/marketnews/. Please note that websites and urls referred to herein do not form part of this Prospectus. To the extent that any document incorporated by reference in this prospectus incorporates further information by reference, such further information does not form part of this prospectus.

In the event of any significant new factor arising or any material mistake or inaccuracy relating to the information included in this Prospectus which is capable of affecting the assessment of any Covered Bonds, the Issuer will prepare and publish a supplement to this Prospectus or publish a new prospectus for use in connection with any subsequent issue of Covered Bonds. In addition, the Issuer and the LLP have each undertaken to the Dealers in the Programme Agreement (as defined in *Subscription and Sale and Transfer and Selling Restrictions*) to comply with section 87G of the FSMA.

Summary, Transaction Overview and Terms and Conditions of the Covered Bonds

This Summary must be read as an introduction to this Prospectus and any decision to invest in any Covered Bonds should be based on a consideration of this Prospectus as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area no civil liability will attach to either Responsible Person in such Member State solely on the basis of this Summary, including any translation hereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus. Where a claim relating to information contained in this Prospectus is brought before a court in a Member State of the European Economic Area, the claimant may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating the Prospectus before the legal proceedings are initiated.

Words and expressions defined elsewhere in this Prospectus shall have the same meanings in this summary. A glossary of certain defined terms used in this document is contained at the end of this Prospectus.

Summary

Structure Diagram


Northern Rock plc
Seller
Mortgage Loans and Related Security
Consideration
Northern Rock Covered Bond LLP
LLP
Northern Rock plc
Interest Rate Swap Provider
Third party
Covered Bond Swap Providers
Intercompany Loan
Repayment of Intercompany Loan
Northern Rock plc
Issuer
Covered Bond Guarantee and Deed of Charge
Covered Bond Proceeds
Covered Bonds
Covered Bondholders/
Bond Trustee/
Security Trustee
Swap Providers

Structure Overview

- *Programme:* Under the terms of the Programme, the Issuer will issue Covered Bonds to Covered Bondholders on each Issue Date. The Covered Bonds will be direct, unsecured and unconditional obligations of the Issuer.
- *Intercompany Loan Agreement:* Under the terms of the Intercompany Loan Agreement, the Issuer will make Term Advances to the LLP in an amount equal to the gross proceeds of each Series or, as applicable, Tranche of Covered Bonds. Payments by the Issuer of amounts due under the Covered Bonds are not conditional upon receipt by the Issuer of payments from the LLP pursuant to the Intercompany Loan Agreement. Amounts owed by the LLP under the Intercompany Loan Agreement will be subordinated to amounts owed by the LLP under the Covered Bond Guarantee.
- *Covered Bond Guarantee:* Under the terms of the Trust Deed, the LLP has provided a guarantee as to payments of interest and principal under the Covered Bonds. The LLP has agreed to pay an amount equal to the Guaranteed Amounts when the same shall become Due for Payment but which would otherwise be unpaid by the Issuer. The obligations of the LLP under the Covered Bond Guarantee constitute direct and (following the occurrence of an Issuer Event of Default, the service of an Issuer Acceleration Notice on the Issuer and the service of a Notice to Pay on the LLP or, if earlier, the service on the Issuer and the LLP of an LLP Acceleration Notice) unconditional obligations of the LLP, secured as provided in the Deed of Charge. The recourse of the Covered Bondholders to the LLP under the Covered Bond Guarantee will be limited to the assets of the LLP from time to time.
- *The proceeds of Term Advances:* The LLP will use the proceeds of the Term Advances received under the Intercompany Loan Agreement from time to time (if not denominated in Sterling, after swapping the same into Sterling under the relevant Covered Bond Swap Agreement) (i) to purchase the Initial Portfolio and each New Portfolio, consisting of Mortgage Loans and their Related Security, from the Seller in accordance with the terms of the Mortgage Sale Agreement and/or (ii) to invest in Substitution Assets in an amount not exceeding the prescribed limit and/or (iii) (subject to complying with the Asset Coverage Test (as defined below)) to make a Capital Distribution to a Member and/or (iv) if an existing Series, or part of an existing Series, of Covered Bonds is being refinanced (by the issue of a further Series or Tranche of Covered Bonds), to repay the Term Advance(s) corresponding to the Covered Bonds being so refinanced and/or (v) to make a deposit in the GIC Account. To protect the value of the Portfolio under the terms of the LLP Deed, the LLP and the Members (other than the Liquidation Member) will be obliged to ensure that the Asset Coverage Test (as described below) will be satisfied on each Calculation Date.
- *Consideration:* Under the terms of the Mortgage Sale Agreement, the consideration payable to the Seller for the sale of Mortgage Loans and their Related Security to the LLP on any Transfer Date will be a combination of (i) a cash payment paid by the LLP to the Seller and/or (ii) the Seller being treated as having made a Capital Contribution to the LLP (in an amount up to the difference between the Current Balance of the Mortgage Loans sold by the Seller as at the relevant Transfer Date and the cash payment (if any) paid by the LLP) and (iii) Deferred Consideration.
- *Security:* To secure its obligations under the Covered Bond Guarantee and the Transaction Documents to which it is a party, the LLP has granted security over the Charged Property (which consists principally of the LLP's interest in the Portfolio, the Substitution Assets, the Transaction Documents to which it is a party, the LLP Accounts and the Authorised Investments) in favour of the Security Trustee (for itself and on behalf of the other Secured Creditors) pursuant to the Deed of Charge.
- *Cashflows:* Prior to service of a Notice to Pay on the LLP under the Covered Bond Guarantee the LLP will:
    - apply Available Revenue Receipts to pay interest due on the Term Advances (the proceeds of which the Issuer may apply to pay interest due on the Covered Bonds) and to pay Deferred Consideration to the Seller in respect of the Mortgage Loans sold by the Seller to the LLP. However, these payments will only be made after payment of certain items ranking higher in the Pre-Acceleration Revenue Priority of Payments (including certain expenses and amounts due to the Interest Rate Swap Provider). For further details of the Pre-Acceleration Revenue Priority of Payments, see *Cashflows* below; and
    - apply Available Principal Receipts towards making Capital Distributions to the Members but only after, *inter alia*, acquiring New Mortgage Loans and their Related Security offered by the Seller to the LLP. For further details of the Pre-Acceleration Principal Priority of Payments, see *Cashflows* below.

Following service on the LLP of a Notice to Pay (but prior to an LLP Event of Default and service of an LLP Acceleration Notice on the LLP) the LLP will use all monies (other than Third Party Amounts) to pay Guaranteed Amounts in respect of the Covered Bonds when the same shall become Due for Payment subject to paying certain higher ranking obligations of the LLP in the Guarantee Priority of Payments. In such circumstances, the Seller (as a Member of the LLP) will only be entitled to receive any remaining income of the LLP after all amounts due under the Covered Bond Guarantee in respect of the Covered Bonds have been paid in full or have otherwise been provided for.

Following the occurrence of an LLP Event of Default and service of an LLP Acceleration Notice on the LLP, the Covered Bonds will become immediately due and repayable (if not already due and payable following the occurrence of an Issuer Event of Default) and the Bond Trustee will then have a claim against the LLP under the Covered Bond Guarantee for an amount equal to the Early Redemption Amount in respect of each Covered Bond together with accrued interest and any other amounts due under the Covered Bonds other than additional amounts payable by the Issuer under Condition 7 and the security created by the LLP over the Charged Property will become enforceable. Any moneys recovered by the Security Trustee from realisation of the Charged Property following enforcement of the Security created by the LLP in accordance with the Deed of Charge will be distributed according to the Post-Enforcement Priority of Payments.

- *Asset Coverage:* The Programme provides that the assets of the LLP are subject to an asset coverage test in respect of the Covered Bonds. Accordingly, for so long as Covered Bonds remain outstanding, the LLP and the Members (other than the Liquidation Member) must ensure that on each Calculation Date, the Adjusted Aggregate Mortgage Loan Amount will be in an amount equal to or in excess of the aggregate Principal Amount Outstanding of the Covered Bonds from time to time. The Asset Coverage Test will be tested by the Cash Manager on each Calculation Date. A breach of the Asset Coverage Test will constitute an Issuer Event of Default to the extent that the same has not been cured on or before the next Calculation Date, which will entitle the Bond Trustee to serve an Issuer Acceleration Notice on the Issuer and, upon the service of such notice, the Bond Trustee shall serve a Notice to Pay on the LLP under the Covered Bond Guarantee.
- *Amortisation Test:* In addition, following service of a Notice to Pay on the LLP (but prior to service of an LLP Acceleration Notice) and, for so long as Covered Bonds remain outstanding, the LLP and the Members (other than the Liquidation Member) must ensure that on each Calculation Date following an Issuer Event of Default, the Amortisation Test Aggregate Mortgage Loan Amount will be in an amount at least equal to the aggregate Principal Amount Outstanding of the Covered Bonds from time to time. The Amortisation Test will be tested by the Cash Manager on each Calculation Date following an Issuer Event of Default. A breach of the Amortisation Test will constitute an LLP Event of Default, which will entitle the Bond Trustee to declare the Covered Bonds immediately due and repayable and entitle the Security Trustee to enforce the Security over the Charged Property.
- *Extendable obligations under the Covered Bond Guarantee:* An Extended Due for Payment Date may be specified as applying in relation to a Series of Covered Bonds in the applicable Final Terms. This means that if the Issuer fails to pay the Final Redemption Amount of the relevant series of Covered Bonds on the Final Maturity Date (subject to applicable grace periods) and if the Guaranteed Amounts equal to the Final Redemption Amount of the relevant Series of Covered Bonds are not paid in full by the Extension Determination Date (for example because, following the service of a Notice to Pay on the LLP, the LLP has insufficient moneys available in accordance with the Guarantee Priority of Payments to pay in full the Guaranteed Amounts corresponding to the Final Redemption Amount of the relevant Series of Covered Bonds) then payment of the unpaid amount pursuant to the Covered Bond Guarantee shall be automatically deferred and shall be due and payable one year later on the Extended Due for Payment Date (subject to any applicable grace period). The LLP will pay the Guaranteed Amounts constituting Scheduled Interest on each Original Due for Payment Date and on the Extended Due for Payment Date.
- *Servicing:* In its capacity as Servicer, Northern Rock has entered into the Servicing Agreement with the LLP and the Security Trustee, pursuant to which the Servicer has agreed to provide administrative services in respect of the Mortgage Loans and their Related Security sold by the Seller to the LLP.
- *Risk Factors:* The Issuer's business activities depend on the level of banking, finance and financial services that its customers require. Customer demand can fluctuate based on prevailing economic, interest rate and other conditions. In significant part, the issuer funds its business activities through access to the institutional debt, securitisation and covered bond markets in the U.S., Europe and Asia. The Issuer's continued ability to fund its business in this manner depends on a number of factors, including many outside of its control, such as general market conditions. The LLP relies on a third-party servicer to provide calculation and other servicing functions in relation to the loans. Failure of the servicer to perform these functions could affect payment on the Covered Bonds. Further, the LLP

relies on a swap provider to hedge against possible variances in the rates of interest payable on the mortgage loans in the portfolio. The performance of the swap provider and the LLP under their mutual swap agreements can affect both rating of and payment on the Covered Bonds.

- *Further Information:* For a more detailed description of the transactions summarised above relating to the Covered Bonds see, amongst other relevant sections of this Prospectus, *Risk Factors, Summary of the Programme, Terms and Conditions of the Covered Bonds, Summary of the Principal Documents, Credit structure, Cashflows and The Portfolio, below.*

Ownership Structure of Northern Rock Covered Bond LLP

- As at the Programme Date the Members of the LLP are the Seller and the Liquidation Member.
- Other than in respect of those decisions reserved to the Members, the LLP Management Board (comprised of, as at the Programme Date, directors and/or employees of the Seller) will manage and conduct the business of the LLP and will have all the rights, power and authority to act at all times for and on behalf of the LLP.


Moore Investments Limited, an SPV owned 20% by Northern Rock plc (the Liquidation Member)
Northern Rock plc
Member
Member
Northern Rock Covered Bond LLP

Ownership Structure of the Liquidation Member

- As at the Programme Date, the issued share capital of the Liquidation Member is held 20 per cent. by Northern Rock and 80 per cent. by Holdings.
- The issued capital of Holdings is held 100 per cent. by Mourant & Co. Trustees Limited as share trustee on trust for charitable purposes.



Mourant & Co.
Trustees Limited
Share Trustee
100% of shares held on trust for
charitable purposes
Northern Rock plc
Moore Holdings Limited
Holdings
20% of
shares
80% of
shares
Moore Investments Limited
Liquidation Member

Transaction Overview

Information relating to the Issuer:

Issuer:	Northern Rock plc (**Northern Rock**, and together with its principal subsidiaries, the **Group**), a public limited company incorporated and registered in England and Wales under the Companies Act 1985 on 30 October 1996 (with registration number 3273685). The registered and principal executive office of the Issuer is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL, United Kingdom. Its internet address is www.northernrock.co.uk and its telephone number is +44 845 600 8401.
Business of the Issuer:	The Issuer is a specialised mortgage lender whose core business is the provision of residential mortgages in the UK funded in the retail, wholesale, covered bond and securitisation markets. The Issuer, together with its subsidiaries and associated companies, also engages in secured commercial lending, personal unsecured lending, distribution of third party insurance products and provides limited money transmission facilities. The Issuer was originally a building society (a mutual form of organisation existing under English law which engages primarily in residential mortgage lending and deposit taking) prior to its conversion to a public limited company effective 1 October 1997.

Information relating to the LLP:

The LLP:	Northern Rock Covered Bond LLP, a limited liability partnership incorporated in England and Wales on 20 February 2004 as a limited liability partnership (with registered number OC306984) with limited liability under the Limited Liability Partnerships Act 2000 (the **LLPA 2000**) by Northern Rock and the Liquidation Member as its Members. The principal place of business of the LLP is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL. The LLP has no subsidiaries. Its telephone number is +44 845 600 8401.
Business of the LLP	The LLP is a special purpose vehicle whose business is to acquire, *inter alia*, Mortgage Loans and their Related Security from the Seller pursuant to the terms of the Mortgage Sale Agreement and to guarantee the Covered Bonds. The LLP will hold the Portfolio and the other Charged Property in accordance with the terms of the Transaction Documents. The LLP has provided a guarantee covering all Guaranteed Amounts when the same shall become Due for Payment, but only following the occurrence of an Issuer Event of Default, service on the Issuer of an Issuer Acceleration Notice and service on the LLP of a Notice to Pay. The obligations of the LLP under such guarantee and the other Transaction Documents to which it is a party are secured by the assets from time to time of the LLP and recourse against the LLP is limited to such assets. The LLP has not engaged since its incorporation, and will not engage whilst the Covered Bonds or any Term Advance remains outstanding, in any material activities other than activities incidental to its incorporation under the LLPA 2000, activities contemplated under the Transaction Documents to which it is or will be a party, applying for a standard licence under the Consumer Credit Act 1974, filing a notification under the Data Protection Act 1998 and other matters which are incidental or ancillary to the foregoing.

Information relating to the Programme:

Seller: Northern Rock, which is in the business of originating residential mortgage loans and other banking activities. For a description of the business of the Seller, see *The Issuer*, above.

Servicer: Pursuant to the terms of the Servicing Agreement, Northern Rock has been appointed to service, on behalf of the LLP, the Mortgage Loans and Related Security sold by the Seller.

Cash Manager: Northern Rock has also been appointed, *inter alia*, to provide cash management services to the LLP and to monitor compliance by the LLP with the Asset Coverage Test and the Amortisation Test pursuant to the terms of the Cash Management Agreement.

Principal Paying Agent: Citibank N.A., acting through its offices at 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB has been appointed pursuant to the Agency Agreement as issuing and principal paying agent and agent bank.

Exchange Agent and Transfer Agent: Citibank N.A., acting through its offices at 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, has been appointed pursuant to the Agency Agreement as Exchange Agent and Transfer Agent.

Bond Trustee: The Bank of New York, London Branch, acting through its offices at 40th Floor, One Canada Square, London E14 5AL has been appointed to act as Bond Trustee on behalf of the Covered Bondholders in respect of the Covered Bonds and holds the benefit of, *inter alia*, the Covered Bond Guarantee on behalf of the Covered Bondholders pursuant to the terms of the Trust Deed.

Registrar: Citibank N.A., acting through its offices at 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB.

Security Trustee: The Bank of New York, London Branch, acting through its office at 40th Floor, One Canada Square, London E14 5AL has been appointed to act as Security Trustee to hold the benefit of the security granted by the LLP to the Security Trustee (for itself, the Covered Bondholders and other Secured Creditors) under the Deed of Charge.

Asset Monitor: A reputable institution acceptable to the Rating Agencies, appointed pursuant to the Asset Monitor Agreement as an independent monitor to perform tests in respect of the Asset Coverage Test and the Amortisation Test when required.

Covered Bond Swap Provider: Each swap provider which agrees to act as Covered Bond Swap Provider to the LLP to hedge certain interest rate, currency and/or other risks in respect of amounts received by the LLP under the Mortgage Loans and the Interest Rate Swap and amounts payable by the LLP under the Intercompany Loan Agreement (prior to the service of a Notice to Pay) and under the Covered Bond Guarantee in respect of the Covered Bonds (after service of a Notice to Pay) by entering into the Covered Bond Swaps with the LLP and the Security Trustee under the Covered Bond Swap Agreements. In the event that the ratings of a Covered Bond Swap Provider fall below a specified ratings level, the relevant Covered Bond Swap Provider will be required to obtain a guarantee of its obligations from an appropriately rated guarantor or put in place some other arrangement.

Interest Rate Swap Provider: Northern Rock (in its capacity as the Interest Rate Swap Provider) has agreed to act as a swap provider to the LLP to hedge possible variances between the rates of interest payable on the Mortgage Loans sold by the Seller to the LLP and LIBOR for three month Sterling deposits by entering into the Interest Rate Swap with the LLP and the Security Trustee under the Interest Rate Swap Agreement. The Interest Rate Swap Provider will be required to obtain a guarantee of its obligations or put in place some other arrangement in the event that its ratings fall below a specified ratings level.

	For a more detailed description of the Interest Rate Swap Provider, see *Description of Northern Rock and Its Business*, below.
GIC Provider:	Northern Rock.
Account Bank:	Northern Rock.
Stand-by GIC Provider:	Lloyds TSB Bank plc acting through its office at Financial Markets Division, 25 Monument Street, London EC2R 8BQ has agreed to act as Stand-by GIC Provider to the LLP pursuant to the terms of the Guaranteed Investment Contract.
Stand-by Account Bank:	Lloyds TSB Bank plc acting through its office at City Office, PO Box 72, Bailey Drive, Gillingham Business Park, Gillingham, Kent ME8 0LS has agreed to act as Stand-by Account Bank to the LLP pursuant to the terms of the Bank Account Agreement.
Liquidation Member:	Moore Investments Limited, a special purpose vehicle incorporated in Jersey as a private limited company (registered no. 87047). The Liquidation Member is 20 per cent. owned by Northern Rock and 80 per cent. owned by Holdings.
Holdings:	Moore Holdings Limited, a special purpose vehicle incorporated in Jersey as a private limited company (registered no. 87018). All of the shares of Holdings are held on behalf of the Share Trustee on trust for general charitable purposes.
Share Trustee:	Mourant & Co. Trustees Limited of 22 Grenville Street, St. Helier, Jersey JE4 8PX.
Corporate Services Providers:	Mourant & Co. Capital (SPV) Limited and Mourant & Co. Limited have been appointed to provide certain corporate services to the Liquidation Member and Holdings, respectively, pursuant to the Corporate Services Agreements.
Description:	Global Covered Bond Programme.
Arrangers:	Barclays Bank PLC and HSBC Bank plc.
Dealers:	Barclays Bank PLC, Barclays Capital Inc, HSBC Bank plc, Dresdner Bank Aktiengesellschaft, ABN AMRO Bank N.V., London Branch, IXIS Corporate & Investment Bank, Citigroup Global Markets Limited, Deutsche Bank Aktiengesellschaft, Merrill Lynch International, Morgan Stanley & Co. International Limited, WestLB AG, Bayerische Hypo-und Vereinsbank AG., UBS Limited and any other Dealers appointed from time to time in accordance with the Programme Agreement.
Certain Restrictions:	Each issue of Covered Bonds denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see *Subscription and Sale and Transfer and Selling Restrictions*).
	Swiss Francs
	Issues of Covered Bonds denominated in Swiss Francs or carrying a Swiss Franc-related element with a maturity of more than one year (other than Covered Bonds privately placed with a single investor with no publicity) will be effected in compliance with the relevant regulations of the Swiss National Bank based on article 7 of the Federal Law on Banks and Savings Banks of 8 November 1934 (as amended) and article 15 of the Federal Law on Stock Exchanges and Securities Trading of 24 March 1995 in connection with article 2, paragraph 2 of the Ordinance of the Federal Banking Commission on Stock Exchanges and Securities Trading of 2nd December, 1996. Under the said regulations, the relevant Dealer(s) or, in the case of a syndicated issue, the lead manager (the **Swiss Dealer**), must be a bank domiciled in Switzerland (which includes branches or subsidiaries of a foreign bank located in Switzerland) or a securities

dealer duly licensed by the Swiss Federal Banking Commission pursuant to the Federal Law on Stock Exchanges and Securities Trading of 24 March 1995. The Swiss Dealer must report certain details of the relevant transaction to the Swiss National Bank no later than the Issue Date of the relevant Covered Bonds.

Programme Size: Up to €30 billion (or its equivalent in other currencies) outstanding at any time as described herein. The Issuer may increase the amount of the Programme in accordance with the terms of the Programme Agreement.

Distribution: Covered Bonds may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis, subject to the restrictions set forth in *Subscription and Sale and Transfer Selling Restrictions*, below.

Specified Currency: Subject to any applicable legal or regulatory restrictions, such currency or currencies as may be agreed from time to time by the Issuer, the relevant Dealer(s), the Principal Paying Agent and the Bond Trustee.

Redenomination: The applicable Final Terms may provide that certain Covered Bonds may be redenominated in euro.

Maturities: Such maturities as may be agreed between the Issuer and the relevant Dealer(s) and as indicated in the applicable Final Terms, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Issuer or the relevant Specified Currency.

Issue Price: Covered Bonds may be issued at par or at a premium or discount to par on a fully-paid basis.

Form of Covered Bonds: The Covered Bonds will be issued in bearer or registered form as described in *Form of the Covered Bonds*. Registered Covered Bonds will not be exchangeable for Bearer Covered Bonds and vice versa.

Fixed Rate Covered Bonds: Fixed interest will be payable on such date or dates as may be agreed between the Issuer and the relevant Dealer(s) and on redemption and will be calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer(s) (as set out in the applicable Final Terms).

Floating Rate Covered Bonds: Floating Rate Covered Bonds will bear interest at a rate determined:

(i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the ISDA Definitions; or

(ii) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or

(iii) on such other basis as may be agreed between the Issuer and the relevant Dealer(s),

as set out in the applicable Final Terms.

The Margin (if any) relating to such floating rate will be agreed between the Issuer and the relevant Dealer(s) for each issue of Floating Rate Covered Bonds.

Index Linked Covered Bonds: Payments of principal in respect of Index Linked Redemption Covered Bonds or of interest in respect of Index Linked Interest Covered Bonds will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the Issuer and the relevant Dealer(s) may agree (as set out in the applicable Final Terms).

Other provisions in relation to Floating Rate Covered Bonds and Index Linked Interest Covered Bonds:

Floating Rate Covered Bonds and Index Linked Interest Covered Bonds may also have a maximum interest rate, a minimum interest rate or both (as indicated in the applicable Final Terms). Interest on Floating Rate Covered Bonds and Index Linked Interest Covered Bonds in respect of each Interest Period, as agreed prior to issue by the Issuer and the relevant Dealer(s), will be payable on such Interest Payment Dates, and will be calculated on the basis of such Day Count Fraction, as may be agreed between the Issuer and the relevant Dealer(s).

Dual Currency Covered Bonds:

Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Covered Bonds will be made in such currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer(s) may agree (as set out in the applicable Final Terms).

Zero Coupon Covered Bonds:

Zero Coupon Covered Bonds may be offered and sold at a discount to their nominal amount unless otherwise specified in the applicable Final Terms.

Redemption:

The applicable *Final Terms relating* to each Tranche of Covered Bonds will indicate either that the relevant Covered Bonds of such Tranche cannot be redeemed prior to their stated maturity (other than in specified instalments, if applicable, or for taxation reasons or if it becomes unlawful for any Term Advance to remain outstanding or following an Issuer Event of Default or an LLP Event of Default) or that such Covered Bonds will be redeemable at the option of the Issuer and/or the Bondholders upon giving not more than 60 nor less than 30 days' irrevocable notice (or such other notice period (if any) as is indicated in the applicable Final Terms) to the Bond Trustee, the Principal Paying Agent (in the case of the redemption of Registered Covered Bonds), the Registrar and the Covered Bondholders or to the Issuer, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such other terms as may be agreed between the Issuer and the relevant Dealer(s) (as set out in the applicable Final Terms).

The applicable Final Terms may provide that Covered Bonds may be redeemable in two or more instalments of such amounts and on such dates as are indicated in the applicable Final Terms.

Extendable obligations under the Covered Bond Guarantee:

The applicable Final Terms may also provide that the LLP's obligations under the Covered Bond Guarantee to pay the Guaranteed Amounts corresponding to the Final Redemption Amount of the applicable Series of Covered Bonds on their Final Maturity Date may be deferred until the Extended Due for Payment Date. In such case, such deferral will occur automatically if the Issuer fails to pay the Final Redemption Amount of the relevant Series of Covered Bonds on their Final Maturity Date (subject to applicable grace periods) and if the Guaranteed Amounts equal to the Final Redemption Amount in respect of such Series of Covered Bonds are not paid in full by the Extension Determination Date (for example, because the LLP has insufficient moneys to pay in full the Guaranteed Amounts corresponding to the Final Redemption Amount in respect of the relevant Series of Covered Bonds after payment of higher ranking amounts and taking into account amounts ranking *pari passu* in the Guarantee Priority of Payments). To the extent that the LLP has received a Notice to Pay in sufficient time and has sufficient moneys to pay in part the Final Redemption Amount, such partial payment shall be made as described in Condition 6(a). Interest will continue to accrue and be payable on the unpaid amount up to the Extended Due for Payment Date in accordance with Condition 4 and the LLP will make payments of Guaranteed Amounts constituting Scheduled

Interest on each relevant Due for Payment Date and Extended Due for Payment Date.

Denomination of Covered Bonds: Covered Bonds will be issued in such denominations as may be agreed between the Issuer and the relevant Dealer(s) and as indicated in the applicable Final Terms save that the minimum denomination of each Covered Bond will be such amount as may be allowed or required from time to time by the relevant regulatory authority or any laws or regulations applicable to the relevant Specified Currency and save that the minimum denomination of each Covered Bond admitted to trading on a regulated market within the European Economic Area or offered to the public in a Member State of the European Economic Area in circumstances which require the publication of a prospectus under the Prospectus Directive will be €1000 (or, if the Covered Bonds are denominated in a currency other than the euro, the equivalent amount in such a currency at the time of issue).

Unless otherwise stated in the applicable Final Terms, the minimum denomination of each Definitive IAI Registered Covered Bond will be U.S.$500,000 or its approximate equivalent in other Specified Currencies and the minimum denomination of each Definitive Rule 144A Covered Bond will be U.S.$100,000 or its approximate equivalent in other Specified Currencies.

Taxation: All payments in respect of the Covered Bonds will be made without deduction or withholding for or on account of UK taxes, subject as provided in Condition 7. If any such deduction or withholding is made the Issuer will, save as provided in Condition 7, be required to pay additional amounts in respect of the amounts so deducted or withheld. Under the Covered Bond Guarantee, the LLP will not be liable to pay any such additional amounts payable by the Issuer under Condition 7.

Cross Default: Each Series of Covered Bonds will cross accelerate as against the LLP at the same time.

Status of the Covered Bonds: The Covered Bonds will constitute direct, unconditional, unsubordinated and unsecured obligations of the Issuer and will rank *pari passu* without any preference among themselves and (save for any applicable statutory provisions) at least equally with all other present and future unsecured and unsubordinated obligations of the Issuer, from time to time outstanding.

Covered Bond Guarantee: Payment of Guaranteed Amounts in respect of the Covered Bonds when Due for Payment will be irrevocably guaranteed by the LLP. The obligations of the LLP to make payment in respect of the Guaranteed Amounts when Due for Payment are subject to the condition that an Issuer Event of Default occurs, an Issuer Acceleration Notice is served on the Issuer and a Notice to Pay is served on the LLP. The obligations of the LLP under the Covered Bond Guarantee will accelerate against the LLP upon the service of an LLP Acceleration Notice. The obligations of the LLP under the Covered Bond Guarantee constitute direct obligations of the LLP secured against the assets from time to time of the LLP and recourse against the LLP is limited to such assets.

Listing and Admission to trading: Application has been made to the UK Listing Authority for Covered Bonds issued under the Programme during the period of 12 months from the date of this Prospectus to be admitted to the Official List and to the London Stock Exchange for such Covered Bonds to be admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market. Covered Bonds may be listed and/or admitted to trading, as the case may be, on such other or further stock exchange(s) or markets, as may be agreed between the Issuer, the LLP, the Bond Trustee, the Security Trustee and the relevant Dealer(s) in relation to each issue.

Covered Bonds which are neither listed nor admitted to trading on any market may also be issued.

The Final Terms relating to each Tranche of the Covered Bonds will state whether or not the relevant Covered Bonds are to be listed and/or admitted to trading and, if so, on which stock exchanges and markets.

Governing Law: The Covered Bonds will be governed by, and construed in accordance with, English law.

Selling Restrictions: There are restrictions on the offer, sale and transfer of any Tranche of Covered Bonds in the United States, the European Economic Area (including, the UK, the Republic of Italy and Germany) and Japan. Other restrictions may apply in connection with the offering and sale of a particular Tranche of Covered Bonds. See *Subscription and Sale and Transfer and Selling Restrictions*.

Risk Factors A description of certain factors that may affect the Issuer's ability to fulfil its obligations under Covered Bonds issued under the Programme is set out under *Risk Factors* below and includes exposure to credit risk and market risk. In addition, there are certain factors which are material for the purpose of assessing the market risks associated with Covered Bonds issued under the Programme, see *Risk Factors.*

Risk Factors

This section describes the principal risk factors associated with an investment in the Covered Bonds. Prospective purchasers of Covered Bonds should consider carefully all the information contained in this document, including the considerations set out below, before making any investment decision. This section of the Prospectus is divided into three main sections – General Risk Factors, Risk Factors relating to the Issuer and Risk Factors relating to the LLP.

GENERAL RISK FACTORS

Issuer liable to make payments when due on the Covered Bonds

The Issuer is liable to make payments when due on the Covered Bonds. The obligations of the Issuer under the Covered Bonds are direct, unsecured, unconditional and unsubordinated obligations, ranking *pari passu* without any preference amongst themselves and equally with its other direct, unsecured, unconditional and unsubordinated obligations.

The LLP has no obligation to pay the Guaranteed Amounts payable under the Covered Bond Guarantee until the occurrence of an Issuer Event of Default, service by the Bond Trustee on the Issuer of an Issuer Acceleration Notice and on the LLP of a Notice to Pay or, if earlier, following the occurrence of an LLP Event of Default, service by the Bond Trustee of an LLP Acceleration Notice. The occurrence of an Issuer Event of Default does not constitute an LLP Event of Default. However, failure by the LLP to pay amounts when Due for Payment under the Covered Bond Guarantee would constitute an LLP Event of Default which would entitle the Bond Trustee to accelerate the obligations of the Issuer under the Covered Bonds (if they have not already become due and payable) and the obligations of the LLP under the Covered Bond Guarantee and the Security Trustee to enforce the Security.

Obligations under the Covered Bonds

The Covered Bonds will not represent an obligation or be the responsibility of any of the Dealers, the Bond Trustee, the Security Trustee or any other party to the Programme, their officers, members, directors, employees, security holders or incorporators, other than the Issuer and the LLP. The Issuer and the LLP will be liable solely in their corporate capacity for their obligations in respect of the Covered Bonds and such obligations will not be the obligations of their respective officers, members, directors, employees, security holders or incorporators.

Covered Bonds issued under the Programme

Save in respect of the first issue of Covered Bonds, Covered Bonds issued under the Programme will either be fungible with an existing Series of Covered Bonds or have different terms to an existing Series of Covered Bonds (in which case they will constitute a new Series). All Covered Bonds issued from time to time will rank *pari passu* with each other in all respects and will share in the security granted by the LLP under the Deed of Charge. If an Issuer Event of Default occurs in respect of a particular Series of Covered Bonds, the Covered Bonds of all Series outstanding will accelerate at the same time against the Issuer (following service of an Issuer Acceleration Notice) but will be subject to, and have the benefit of, payments made by the LLP under the Covered Bond Guarantee (following service of a Notice to Pay). If an LLP Event of Default occurs, following service of an LLP Acceleration Notice the Covered Bonds of all Series outstanding will accelerate against the Issuer (if not already accelerated following an Issuer Event of Default) and the obligations of the LLP under the Covered Bond Guarantee will accelerate. In order to ensure that any further issue of Covered Bonds under the Programme does not adversely affect existing Covered Bondholders:

- the Issuer will be obliged to apply the proceeds of any issue of Covered Bonds to make a Term Advance to the LLP. The LLP will use the proceeds of such Term Advance (after swapping the same into Sterling if necessary) (i) to acquire Mortgage Loans and their Related Security from the Seller and/or (ii) to acquire Substitution Assets up to the prescribed limit, and/or (iii) (subject to complying with the Asset Coverage Test (as defined below)) to make a Capital Distribution to a Member; and/or (iv) if an existing Series, or part of an existing Series, of Covered Bonds is being refinanced by such issue of Covered Bonds, to repay the Term Advance(s) corresponding to the Covered Bonds being so refinanced and/or (v) to make a deposit in the GIC Account; and

- the Asset Coverage Test will be required to be met both before and immediately after any further issue of Covered Bonds; and

- on or prior to the date of issue of any further Covered Bonds, the Issuer will be obliged to obtain written confirmation from the Rating Agencies (addressed to the Issuer, the Bond Trustee and the Security Trustee) that such further issue would not adversely affect the then current ratings of the existing Covered Bonds.

Security Trustee's powers may affect the interests of the Covered Bondholders

In the exercise of its powers, trusts, authorities and discretions (other than in relation to any enforcement action, when the Security Trustee shall only have regard to the interests of the Covered Bondholders), the Deed of Charge requires the Security Trustee to consider the interests of each of the Secured Creditors (other than the Seller). In the event that with respect to the exercise of any of its powers, trusts, authorities or discretions (other than as aforesaid) the Security Trustee determines in its absolute discretion that any of the Secured Creditors (other than the Seller) would be materially prejudiced thereby, or any such Secured Creditor (other than the Covered Bondholders) (acting reasonably) informs the Security Trustee in writing that it would be materially prejudiced thereby, the Security Trustee shall only exercise the same with the written consent of such Secured Creditor(s) and provided that the Security Trustee is satisfied that such exercise will not be materially prejudicial to the interests of the Covered Bondholders. In the exercise of its powers, trusts, authorities and discretions (other than as aforesaid), the Security Trustee may not act on behalf of the Seller.

If, in connection with the exercise of its powers, trusts, authorities or discretions, the Security Trustee is of the opinion that the interests of the holders of the Covered Bonds of any one or more Series would be materially prejudiced thereby, the Security Trustee shall not exercise such power, trust, authority or discretion without the approval of such Covered Bondholders by Extraordinary Resolution or by a written resolution of such Covered Bondholders of at least a clear majority of the Principal Amount Outstanding of Covered Bonds of the relevant Series then outstanding.

Extendable obligations under the Covered Bond Guarantee

Following the failure by the Issuer to pay the Final Redemption Amount of a Series of Covered Bonds on their Final Maturity Date (subject to applicable grace periods) and if following the service of a Notice to Pay on the LLP (by no later than the date which falls one Business Day prior to the Extension Determination Date), payment of the Guaranteed Amounts corresponding to the Final Redemption Amount in respect of such Series of the Covered Bonds are not paid in full, then the payment of such Guaranteed Amounts may be automatically deferred. This will occur (subject to no LLP Event of Default having occurred) if the Final Terms for a relevant Series of Covered Bonds (the **relevant Series of Covered Bonds**) provides that such Covered Bonds are subject to an Extended Due for Payment Date.

To the extent that the LLP has received a Notice to Pay in sufficient time and has sufficient moneys available to pay in part the Guaranteed Amounts corresponding to the relevant Final Redemption Amount in respect of the relevant Series of Covered Bonds, the LLP shall make such partial payment in accordance with the Guarantee Priority of Payments and as described in Condition 6(a). Payment of the unpaid amount shall be deferred automatically until the applicable Extended Due for Payment Date. The Extended Due for Payment Date will fall one year after the Final Maturity Date. Interest will continue to accrue and be payable on the unpaid amount in accordance with Condition 4 and the LLP will pay Guaranteed Amounts constituting Scheduled Interest on each Original Due for Payment Date and the Extended Due for Payment Date. In these circumstances, except where the LLP has failed to apply money in accordance with the Guarantee Priority of Payments, failure by the LLP to make payment in respect of the Final Redemption Amount on the Final Maturity Date (or such later date within any applicable grace period) shall not constitute an LLP Event of Default. However, failure by the LLP to pay Guaranteed Amounts corresponding to the Final Redemption Amount or the balance thereof, as the case may be, on the Extended Due for Payment Date and/or pay Guaranteed Amounts constituting Scheduled Interest on any Original Due for Payment Date or the Extended Due for Payment Date will (subject to any applicable grace period) be an LLP Event of Default.

Absence of secondary market

No assurance is provided that there is an active and liquid secondary market for the Covered Bonds, and no assurance is provided that a secondary market for the Covered Bonds will develop. The Covered Bonds have not been, and will not be, registered under the Securities Act or any other applicable securities laws and are subject to certain restrictions on the resale and other transfer thereof as set forth under *Subscription and Sale and Transfer and Selling Restrictions*. To the extent a secondary market exists or develops, it may not continue for the life of the Covered Bonds or it may not provide Covered Bondholders with liquidity of investment with the result that a Covered Bondholder may not be able to find a buyer to buy its Covered Bonds readily or at prices that will enable the Covered Bondholder to realise a desired yield.

Ratings of the Covered Bonds

The ratings assigned to the Covered Bonds address:

- the likelihood of full and timely payment to Covered Bondholders of all payments of interest on each Interest Payment Date; and
- the likelihood of ultimate payment of principal in relation to Covered Bonds on (i) the Final Maturity Date thereof or (ii) if the Covered Bonds are subject to an Extended Due for Payment Date in respect of the Covered Bond Guarantee in accordance with the applicable Final Terms, on the Extended Due for Payment Date thereof.

The expected ratings of the Covered Bonds are set out in the relevant Final Terms for each Series of Covered Bonds. Any Rating Agency may lower its rating or withdraw its rating if, in the sole judgement of the Rating Agency, the credit quality of the Covered Bonds has declined or is in question. If any rating assigned to the Covered Bonds is lowered or withdrawn, the market value of the Covered Bonds may be reduced. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

The Bond Trustee and the Security Trustee may agree to modifications to the Transaction Documents without, respectively, the Covered Bondholders' or Secured Creditors' prior consent

Pursuant to the terms of the Trust Deed and the Deed of Charge, the Bond Trustee and the Security Trustee may, without the consent or sanction of any of the Covered Bondholders or any of the other Secured Creditors, concur with any person in making or sanctioning any modifications to the Transaction Documents:

- provided that (i) the Bond Trustee is of the opinion that such modification will not be materially prejudicial to the interest of any of the Covered Bondholders, (ii) the Security Trustee is of the opinion that such modification is not materially prejudicial to the interests of any of the Secured Creditors (other than the Seller) (in which respect the Security Trustee may (without further enquiry) rely upon the consent in writing of any such Secured Creditor (other than Covered Bondholders) as to the absence of material prejudice to the interests of such Secured Creditor) or, if it is not of that opinion in relation to any such Secured Creditor or any such Secured Creditor (other than Covered Bondholders) acting reasonably has informed the Security Trustee in writing that such modification will be materially prejudicial to its interests, such Secured Creditor has given its written consent to such modification and (iii) the Security Trustee has not been informed in writing by any such Secured Creditor (other than Covered Bondholders) acting reasonably that such Secured Creditor will be materially prejudiced thereby (other than a Secured Creditor who has given its written consent as aforesaid); or
- which in the opinion of the Bond Trustee and the Security Trustee are made to correct a manifest error or an error established as such to the satisfaction of the Bond Trustee and the Security Trustee or of a formal, minor or technical nature or are made to comply with mandatory provisions of law.

Certain decisions of Covered Bondholders taken at Programme level

Any Extraordinary Resolution to direct the Bond Trustee to serve an Issuer Acceleration Notice and a Notice to Pay following an Issuer Event of Default, to direct the Bond Trustee to serve an LLP Acceleration Notice following an LLP Event of Default and any direction to the Bond Trustee or Security Trustee to take any enforcement action must be passed at a single meeting of the holders of all Covered Bonds of all Series then outstanding.

European Monetary Union

If the UK joins the European Monetary Union prior to the maturity of the Covered Bonds, there is no assurance that this would not adversely affect the realisable value of the Portfolio or any part thereof or pending such realisation (or if the Portfolio or any part thereof cannot be sold), the ability of the LLP to make payments of interest and principal on the Covered Bonds.

It is possible that prior to the maturity of the Covered Bonds the UK may become a participating member state in the European Monetary Union and that the euro may become the lawful currency of the UK. In that event, (a) all amounts payable in respect of any Covered Bonds denominated in pounds Sterling may become payable in euro; (b) the law may allow or require the Covered Bonds to be re-denominated into euro and additional measures to be taken in respect of such Covered Bonds; and (c) there may no longer be available published or displayed rates for deposits in pounds Sterling used to determine the rates of interest

on such Covered Bonds or changes in the way those rates are calculated, quoted and published or displayed. The introduction of the euro could also be accompanied by a volatile interest rate environment which could adversely affect a Borrower's ability to repay its Mortgage Loan as well as adversely affect investors. It cannot be said with certainty what effect, if any, adoption of the euro by the UK would have on investors in the Covered Bonds.

Changes of law

The structure of the issue of the Covered Bonds and the ratings which are to be assigned to them are based on English law and, in relation to the Scottish Mortgage Loans, Scots law in effect as at the date of this Prospectus. No assurance can be given as to the impact of any possible change to English law or Scots law or administrative practice in the UK after the date of this Prospectus.

Insolvency Act 2000

Significant changes to the UK insolvency regime have been enacted in the last seven years, including the Insolvency Act 2000, the relevant provisions of which came into force on 1 January 2003. The Insolvency Act 2000 allows certain "small" companies to seek protection from their creditors for a period of 28 days for the purposes of putting together a company voluntary arrangement with the option for creditors to extend the moratorium for a further two months. The moratorium provisions of the Insolvency Act 2000 do not expressly state that they apply to limited liability partnerships (such as the LLP). Prior to 1 October 2005, there was some doubt as to whether the moratorium provisions of the Insolvency Act applied to limited liability partnerships (such as the LLP). However, on 1 October 2005, the Limited Liability Partnership (Amendment) Regulations 2005 made it clear that the moratorium provisions apply to limited liability partnerships subject to certain modifications.

A "small" company is defined as one which satisfies two or more of the following criteria: (i) its turnover is not more than £5.6 million, (ii) its balance sheet total is not more than £2.8 million and (iii) the number of employees is not more than 50. The position as to whether or not a company is a "small" company may change from time to time and consequently no assurance can be given that the LLP will not, at any given time, be determined to be a "small" company. The UK Secretary of State for Trade and Industry may by regulation modify the eligibility requirements for "small" companies and can make different provisions for different cases. No assurance can be given that any such modification or different provisions will not be detrimental to the interests of Covered Bondholders.

Secondary legislation has now been enacted which excludes certain special purpose companies in relation to capital markets transactions from the optional moratorium provisions. Such exceptions include (a) a company which, at the time of filing for a moratorium, is a party to an agreement which is or forms part of a "capital market arrangement" (as defined in the secondary legislation) under which a party has incurred, or when the agreement was entered into was expected to incur, a debt of at least £10 million and which involves the issue of a "capital market investment" (also defined but generally a rated, listed or traded bond) and (b) a company which, at the time of filing for a moratorium, has incurred a liability (including a present, future or contingent liability and a liability payable wholly or partly in a foreign currency) of at least £10 million. While the LLP is expected to fall within one of the exceptions there is no guidance as to how the legislation will be interpreted and the Secretary of State for Trade and Industry may by regulation modify the exceptions. No assurance can be given that any modification of the exceptions will not be detrimental to the interests of Covered Bondholders. Correspondingly, if the LLP is determined to be a "small" company and determined not to fall within one of the exceptions, then certain actions in respect of the LLP may, for a period, be prohibited by the imposition of a moratorium.

Enterprise Act 2002

On 15 September 2003, the corporate insolvency provisions of the Enterprise Act 2002 came into force, amending certain provisions of the Insolvency Act. These provisions introduced significant reforms to corporate insolvency law. In particular, the reforms restrict the right of the holder of a floating charge to appoint an administrative receiver (unless an exception applies) and instead give primacy to collective insolvency procedures (in particular, administration). Previously, the holder of a floating charge over the whole or substantially the whole of the assets of a company had the ability to block the appointment of an administrator by appointing an administrative receiver, who would act primarily in the interests of the floating charge holder.

The provisions of the Insolvency Act were applied to limited liability partnerships by the Limited Liability Partnerships (LLP) Act 2000 but subject to the amendments set out in the Limited Liability Partnership Regulations 2001. As the corporate insolvency provisions of the Enterprise Act 2002 take effect by amending the Insolvency Act, many of the changes which were effected by the Enterprise Act 2002

(including the restrictions on the appointment of an administrative receiver) will also apply to the LLP. However, pursuant to paragraph 3(3) of the Enterprise Act 2002 (Commencement No. 4 and Transitional Provisions and Savings) Order 2003, the former administration provisions in Part II of the Insolvency Act continue to apply to limited liability partnerships and the new administration provisions referred to below do not yet have effect in relation to the LLP. The DTI has indicated, in response to oral enquiries, that it intends to extend the new administration provisions, with suitable modifications, to limited liability partnerships although no time period has yet been given in this regard.

The Insolvency Act contains provisions which continue to allow for the appointment of an administrative receiver in relation to certain transactions in the capital markets. These provisions apply to the LLP as if it were a company. The relevant exception provides that the right to appoint an administrative receiver is retained for certain types of security (such as the Security) which form part of a capital market arrangement (as defined in the Insolvency Act), which would include the issue of covered bonds, and which involves indebtedness of at least £50,000,000 (or, when the relevant security document (being in respect of the transactions described in this Prospectus, the Deed of Charge) was entered into, a party to the relevant transaction (such as the Issuer) was expected to incur a debt of at least £50,000,000) and the issue of a capital market investment (also defined but generally a rated, listed or traded bond). The Secretary of State may, by secondary legislation, modify the capital market exception and/or provide that the exception shall cease to have effect. No assurance can be given that any such modification or provision in respect of the capital market exception, or its ceasing to be applicable to the transactions described in this Prospectus, will not be detrimental to the interests of the Covered Bondholders.

The Insolvency Act also contains a new out-of-court route into administration for a qualifying floating charge-holder, the directors or the relevant company itself. These provisions do not currently apply to the LLP and changes would have to be made to the provisions (and, in particular, the use therein of the expression "director") in order for them to apply to a limited liability partnership. The relevant provisions provide for a notice period during which the holder of the floating charge can either agree to the appointment of the administrator proposed by the LLP or appoint an alternative administrator, although a moratorium on enforcement of the relevant security will take effect immediately after notice is given. If the qualifying floating charge-holder does not respond to the LLP's notice of intention to appoint, the LLP's, appointee will automatically take office after the notice period has elapsed. Where the holder of a qualifying floating charge within the context of a capital market transaction retains the power to appoint an administrative receiver, such holder may prevent the appointment of an administrator (either by the new out-of-court route or by the court based procedure) by appointing an administrative receiver prior to the appointment of the administrator being completed.

The new administration provisions of the Insolvency Act give primary emphasis to the rescue of a company as a going concern and achieving a better result for the creditors as a whole. The purpose of realising property to make a distribution to secured creditors is secondary. As noted above, these new administration provisions do not currently apply to the LLP. If the provisions were to be applied to limited liability partnerships, no assurance could be given that the primary purposes of the new provisions would not conflict with the interests of Covered Bondholders were the LLP ever subject to administration.

In addition to the introduction of a prohibition on the appointment of an administrative receiver as set out above, section 176A of the Insolvency Act provides that any receiver (including an administrative receiver), liquidator or administrator of a company is required to make a "prescribed part" of the company's "net property" available for the satisfaction of unsecured debts in priority to the claims of the floating charge holder. These provisions apply to the LLP as if it were a company. The company's "net property" is defined as the amount of the chargor's property which would be available for satisfaction of debts due to the holder(s) of any debentures secured by a floating charge and so refers to any floating charge realisations less any amounts payable to the preferential creditors or in respect of the expenses of the liquidation or administration. The "prescribed part" is defined in the Insolvency Act 1986 (Prescribed Part) Order 2003 (SI 2003/2097) to be an amount equal to 50 per cent. of the first £10,000 of floating charge realisations plus 20 per cent. of the floating charge realisations thereafter, provided that such amount may not exceed £600,000.

This obligation does not apply if the net property is less than a prescribed minimum and the relevant officeholder is of the view that the cost of making a distribution to unsecured creditors would be disproportionate to the benefits. The relevant officeholder may also apply to court for an order that the provisions of section 176A of the Insolvency Act should not apply on the basis that the cost of making a distribution would be disproportionate to the benefits.

Floating charge realisations upon the enforcement of the Security may be reduced by the operation of these "ring fencing" provisions.

Exchange of the Covered Bonds following any Covered Bond legislation coming into force in the UK

The Conditions of the Covered Bonds permit the Issuer to exchange, without the consent of the Bond Trustee, the Security Trustee or the Covered Bondholders, any existing Covered Bonds then outstanding for new Covered Bonds following the coming into force in the UK of any legislation similar to covered bond legislation in force in any other European Union country or any rules, regulations or guidelines published by any governmental authority that provides for bonds issued by UK issuers to qualify for the same benefits available pursuant to covered bond legislation in force in any other European Union country provided that, amongst other things, each of the Rating Agencies then rating the existing Covered Bonds confirms in writing that any such new Covered Bonds will be assigned the same ratings as are then applicable to the existing Covered Bonds. Any such new Covered Bonds will qualify as covered bonds under such new legislation, rules, regulations or guidelines and will be in identical form, amounts and denominations and will be subject to the same economic terms and conditions as the existing Covered Bonds then outstanding.

Legal investment considerations may restrict certain investments

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. Each potential investor should consult its legal advisers to determine whether and to what extent (i) Covered Bonds are legal investments for it, (ii) Covered Bonds can be used as collateral for various types of borrowing and (iii) other restrictions apply to its purchase or pledge of any Covered Bonds. Financial institutions should consult their legal advisers or the appropriate regulators to determine the appropriate treatment of Covered Bonds under any applicable risk-based capital or similar rules.

Notes where denominations involve integral multiples: definitive Covered Bonds

In relation to any issue of Covered Bonds that have denominations consisting of a minimum Specified Denomination plus one or more higher integral multiples of another smaller amount, it is possible that the Covered Bonds may be traded in amounts that are not integral multiples of such minimum Specified Denomination. In such a case, a Covered Bondholder who, as a result of trading such amounts, holds an amount which is less than the minimum Specified Denomination in his account with the relevant clearing system at the relevant time may not receive a definitive Covered Bond in respect of such holding (should definitive Covered Bonds be printed) and would need to purchase a principal amount of Covered Bonds such that its holding amounts to a Specified Denomination.

If definitive Covered Bonds are issued, Covered Bondholders should be aware that definitive Covered Bonds that have a denomination that is not an integral multiple of the minimum Specified Denomination may be illiquid and difficult to trade.

Exchange rate risks and exchange controls

The Issuer will pay principal and interest on the Covered Bonds and the LLP will make any payments under the Covered Bond Guarantee in the Specified Currency. This presents certain risks relating to currency conversions if an investor's financial activities are denominated principally in a currency or currency unit other than the Specified Currency (the **Investor's Currency**). These include the risk that exchange rates may significantly change (including changes due to devaluation of the Specified Currency or revaluation of the Investor's Currency) and the risk that authorities with jurisdiction over the Investor's Currency may impose or modify exchange controls. An appreciation in the value of the Investor's Currency relative to the Specified Currency would decrease (1) the Investor's Currency–equivalent yield on the Covered Bonds, (2) the Investor's Currency–equivalent value of the principal payable on the Covered Bonds and (3) the Investor's Currency–equivalent market value of the Covered Bonds.

Government and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable exchange rate. As a result, investors may receive less interest or principal than expected, or no interest or principal.

Factors which are material for the purpose of assessing the market risks associated with Covered Bonds issued under the Programme

The Covered Bonds may not be a suitable investment for all investors

Each potential investor in the Covered Bonds must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

- have sufficient knowledge and experience to make a meaningful evaluation of the relevant Covered Bonds, the merits and risks of investing in the relevant Covered Bonds and the

information contained or incorporated by reference in this Prospectus or any applicable supplement;

- have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the relevant Covered Bonds and the impact such investment will have on its overall investment portfolio;
- have sufficient financial resources and liquidity to bear all of the risks of an investment in the Covered Bonds, including Covered Bonds with principal or interest payable in one or more currencies, or where the currency for principal or interest payments is different from the currency in which such investor's financial activities are principally denominated;
- understand thoroughly the terms of the relevant Covered Bonds and be familiar with the behaviour of any relevant indices and financial markets; and
- be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Some Covered Bonds are complex financial instruments and such instruments may be purchased as a way to reduce risk or enhance yield with an understood, measured, appropriate addition of risk to their overall portfolios. A potential investor should not invest in Covered Bonds which are complex financial instruments unless it has the expertise (either alone or with the assistance of a financial adviser) to evaluate how the Covered Bonds will perform under changing conditions, the resulting effects on the value of such Covered Bonds and the impact this investment will have on the potential investor's overall investment portfolio.

Risks related to the structure of a particular issue of Covered Bonds

A wide range of Covered Bonds may be issued under the Programme. A number of these Covered Bonds may have features which contain particular risks for potential investors. Set out below is a description of certain such features:

Covered Bonds subject to optional redemption by the Issuer

An optional redemption feature is likely to limit the market value of Covered Bonds. During any period when the Issuer may elect to redeem Covered Bonds, the market value of such Covered Bonds generally will not rise substantially above the price at which they can be redeemed. This also may be true prior to any redemption period.

The Issuer may be expected to redeem Covered Bonds when its cost of borrowing is lower than the interest rate on the Covered Bonds. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate on the Covered Bonds being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at the time.

Risks related to Index Linked Covered Bonds and Dual Currency Covered Bonds

The Issuer may issue Covered Bonds with principal or interest determined by reference to an index or formula, to changes in the prices of securities or commodities, to movements in currency exchange rates or other factors (each, a **Relevant Factor**). In addition, the Issuer may issue Covered Bonds with principal or interest payable in one or more currencies which may be different from the currency in which the Covered Bonds are denominated. Potential investors should be aware that:

- the market price of such Covered Bonds may be volatile;
- they may receive interest that is less than their expectations or even no interest;
- payment of principal or interest may occur at a different time or in a different currency than expected;
- the amount of principal payable at redemption may be less than the nominal amount of such Covered Bonds or even zero;
- a Relevant Factor may be subject to significant fluctuations that may not correlate with changes in interest rates, currencies or other indices;

- if a Relevant Factor is applied to Covered Bonds in conjunction with a multiplier greater than one or contains some other leverage factor, the effect of changes in the Relevant Factor on principal or interest payable likely will be magnified; and
- the timing of changes in a Relevant Factor may affect the actual yield to investors, even if the average level is consistent with their expectations. In general, the earlier the change in the Relevant Factor, the greater the effect on yield.

The historical experience of an index should not be viewed as an indication of the future performance of such index during the term of any Index Linked Covered Bonds. Accordingly, an investor should consult its own financial and legal advisers about the risk entailed by an investment in any Index Linked Covered Bonds and the suitability of such Covered Bonds in light of their particular circumstances.

Risks related to Fixed/Floating Rate Covered Bonds

Fixed/Floating Rate Covered Bonds may bear interest at a rate that the Issuer may elect to convert from a fixed rate to a floating rate, or from a floating rate to a fixed rate. The Issuer's ability to convert the interest rate will affect the secondary market and the market value of such Covered Bonds since the Issuer may be expected to convert the rate when it is likely to produce a lower overall cost of borrowing. If the Issuer converts from a fixed rate to a floating rate, the spread on the Fixed/Floating Rate Covered Bonds may be less favourable than the then-prevailing spreads on comparable Floating Rate Covered Bonds tied to the same reference rate. In addition, the new floating rate at any time may be lower than the rates on other Covered Bonds. If the Issuer converts from a floating rate to a fixed rate, the fixed rate may be lower than the then prevailing rates on its Covered Bonds.

Covered Bonds issued at a substantial discount or premium

The Issuer may issue Covered Bonds at a substantial discount or premium. The market values of securities issued at a substantial discount or premium to their nominal amount tend to fluctuate more in relation to general changes in interest rates than do prices for conventional interest-bearing securities. Generally, the longer the remaining term of the securities, the greater the price volatility as compared to conventional interest-bearing securities with comparable maturities.

RISK FACTORS RELATING TO THE ISSUER

Economic Activity in the UK

The Issuer's business activities are dependent on the level of banking, finance and financial services required by its customers. In particular, levels of borrowing are heavily dependent on customer confidence, the state of the economy and market interest rates at the time. As the Issuer currently conducts the majority of its business in the UK, its performance is influenced by the level and cyclical nature of business activity in the UK, which is in turn impacted by both domestic and international economic and political events. There can be no assurance that a weakening in the UK economy will not have a material effect on the Issuer's future results.

Risk Associated with Strategic Decisions Regarding Growth and Cost Control

The Issuer's strategy relies upon the continued growth of its assets under management coupled with controlling related expenses. The strategy also involves operating as a single segment business concentrating on UK residential mortgage lending. No assurance can be given that profitability would not be impacted in the event conditions in the UK residential mortgage market deteriorated significantly or the Issuer was otherwise unable to succeed in its growth strategy or in continuing to control related expenses.

Access to Wholesale Funding, Covered Bond and Securitisation Markets

A substantial amount of the Issuer's funding depends upon access to wholesale funding sources, including accessing the institutional debt market in the United States, Europe and in Asia, as well as accessing the global securitisation and covered bond markets as an additional source of wholesale funding. The continued ability of the Issuer to access such funding sources on favourable economic terms is dependent on a variety of factors, including a number of factors outside of its control, including general market conditions. There can be no assurance that the Issuer will continue to be able to access such funding sources on favourable terms in the future.

International Financial Reporting Standards

The Issuer has adopted IFRS for reporting periods beginning 1 January 2005 and thereafter. These standards are, in a number of ways, different from existing generally accepted accounting principles in the UK and their implementation has had a significant effect on the presentation of the Issuer's financial statements. In addition, the Issuer expects that the standards, interpretation and policies adopted by it under IFRS will vary in certain significant respects from those generally accepted in the United States. See Annex A of this Prospectus for a discussion of certain differences between IFRS and U.S. GAAP.

Impact of Regulatory Changes

The Issuer is subject to financial services laws, regulations, administrative actions and policies in each location that the Issuer operates. Changes in supervision and regulation, in particular in the UK, could materially affect the Issuer's business, the products and services offered or the value of its assets. Although the Issuer works closely with its regulators and continually monitors the situation, future changes in regulation, fiscal or other policies can be unpredictable and are beyond the control of the Issuer.

RISK FACTORS RELATING TO THE LLP

LLP only obliged to pay Guaranteed Amounts when the same are Due for Payment

Following service of an Issuer Acceleration Notice on the Issuer, a Notice to Pay will be served by the Bond Trustee on the LLP. Following service of a Notice to Pay on the LLP, under the terms of the Covered Bond Guarantee the LLP will be obliged to pay Guaranteed Amounts as and when the same are Due for Payment. In these circumstances the LLP will not be obliged to pay any other amounts which become payable for any other reason.

Payments by the LLP will be made subject to any applicable withholding or deduction and the LLP will not be obliged to pay any additional amounts as a consequence. Prior to service on the LLP of an LLP Acceleration Notice, the LLP will not be obliged to make any payments in respect of broken funding indemnities, penalties, premiums, default interest or interest on interest which may accrue on or in respect of the Covered Bonds. In addition, the LLP will not be obliged at any time to make any payments in respect of additional amounts which may become payable by the Issuer under Condition 7.

Subject to any grace period, if the LLP fails to make a payment when Due for Payment under the Covered Bond Guarantee or any other LLP Event of Default occurs, then the Bond Trustee may accelerate the obligations of the LLP under the Covered Bond Guarantee by service of an LLP Acceleration Notice, whereupon the Bond Trustee will have a claim under the Covered Bond Guarantee for an amount equal to the Early Redemption Amount of each Covered Bond, together with accrued interest and all other amounts then due under the Covered Bonds (other than additional amounts payable under Condition 7), although in such circumstances the LLP will not be obliged to gross up in respect of any withholding which may be required in respect of any payment. Following service of an LLP Acceleration Notice, the Security Trustee may enforce the Security over the Charged Property. The proceeds of enforcement of the Security shall be applied by the Security Trustee in accordance with the Post-Enforcement Priority of Payments in the Deed of Charge, and Covered Bondholders will receive amounts from the LLP on an accelerated basis.

Excess Proceeds received by the Bond Trustee

Following the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice, the Bond Trustee may receive Excess Proceeds. The Excess Proceeds will be paid by the Bond Trustee on behalf of the Covered Bondholders of the relevant Series to the LLP for its own account, as soon as practicable, and will be held by the LLP in the GIC Account and the Excess Proceeds will thereafter form part of the Security and will be used by the LLP in the same manner as all other moneys from time to time standing to the credit of the GIC Account. Any Excess Proceeds received by the Bond Trustee will discharge *pro tanto* the obligations of the Issuer in respect of the Covered Bonds, Receipts and Coupons (subject to restitution of the same if such Excess Proceeds shall be required to be repaid by the LLP). However, the obligations of the LLP under the Covered Bond Guarantee are unconditional and irrevocable and the receipt by the Bond Trustee of any Excess Proceeds will not reduce or discharge any such obligations.

By subscribing for Covered Bond(s), each Covered Bondholder will be deemed to have irrevocably directed the Bond Trustee to pay the Excess Proceeds to the LLP in the manner as described above.

Finite resources available to the LLP to make payments due under the Covered Bond Guarantee

Following the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice on the Issuer, all amounts payable under the Covered Bonds will be accelerated by the Bond Trustee as against the Issuer following which a Notice to Pay will be served by the Bond Trustee on the LLP. The LLP's ability to meet its obligations under the Covered Bond Guarantee will depend on (i) the realisable value of Selected Mortgage Loans and their Related Security in the Portfolio, (ii) the amount of Revenue Receipts and Principal Receipts generated by the Portfolio and the timing thereof, (iii) amounts received from the Swap Providers and (iv) the receipt by it of credit balances and interest on credit balances on the GIC Account and, if applicable, the Standby GIC Account. The LLP will not have any other source of funds available to meet its obligations under the Covered Bond Guarantee.

If an LLP Event of Default occurs and the Security created by or pursuant to the Deed of Charge is enforced, the Charged Property may not be sufficient to meet the claims of all the Secured Creditors, including the Covered Bondholders.

If, following enforcement of the Security constituted by or pursuant to the Deed of Charge, the Secured Creditors have not received the full amount due to them pursuant to the terms of the Transaction Documents, then they may still have an unsecured claim against the Issuer for the shortfall. There is no guarantee that the Issuer will have sufficient funds to pay that shortfall.

Covered Bondholders should note that the Asset Coverage Test has been structured to ensure that the Adjusted Aggregate Mortgage Loan Amount is greater than the aggregate Principal Amount Outstanding of the Covered Bonds for so long as Covered Bonds remain outstanding, which should reduce the risk of there ever being a shortfall (although there is no assurance of this) (see *Summary of the Principal Documents – LLP Deed – Asset Coverage Test and Credit Structure – Asset Coverage Test*).

Reliance of the LLP on third parties

The LLP has entered into agreements with a number of third parties, which have agreed to perform services for the LLP. In particular, but without limitation, the Servicer has been appointed to service Mortgage Loans in the Portfolio sold to the LLP and the Cash Manager has been appointed to calculate and monitor compliance with the Asset Coverage Test and the Amortisation Test and to provide cash management services to the LLP. In the event that any of those parties fails to perform its obligations under the relevant agreement to which it is a party, the realisable value of the Portfolio or any part thereof or pending such realisation (if the Portfolio or any part thereof cannot be sold) the ability of the LLP to make payments under the Covered Bond Guarantee may be affected. For instance, if the Servicer has failed to adequately administer the Mortgage Loans, this may lead to higher incidences of non-payment or default by Borrowers. The LLP is also reliant on the Swap Providers to provide it with the funds matching its obligations under the Intercompany Loan Agreement and the Covered Bond Guarantee, as described in the following two risk factors.

If a Servicer Event of Default occurs pursuant to the terms of the Servicing Agreement, then the LLP and/or the Security Trustee will be entitled to terminate the appointment of the Servicer and appoint a new servicer in its place. There can be no assurance that a substitute servicer with sufficient experience of administering mortgages of residential properties would be found who would be willing and able to service the Mortgage Loans on the terms of the Servicing Agreement. In addition, as described below, any substitute servicer may be required to be authorised under the FSMA once mortgage administration becomes a regulated activity. The ability of a substitute servicer to perform fully the required services would depend, among other things, on the information, software and records available at the time of the appointment. Any delay or inability to appoint a substitute servicer may affect the realisable value of the Portfolio or any part thereof, and/or the ability of the LLP to make payments under the Covered Bond Guarantee. However, if the Servicer ceases to be assigned a long-term unsecured, unguaranteed and unsubordinated debt obligation rating by Moody's of at least Baa3 or by Standard & Poor's of at least BBB- or by Fitch of at least BBB- it will use reasonable efforts to enter into a master servicing agreement with a third party.

The Servicer has no obligation itself to advance payments that Borrowers fail to make in a timely fashion. Covered Bondholders will have no right to consent to or approve of any actions taken by the Servicer under the Servicing Agreement.

Neither the Security Trustee nor the Bond Trustee is obliged in any circumstances to act as a servicer or to monitor the performance by the Servicer of its obligations.

Reliance on Swap Providers

To provide a hedge against possible variances in the rates of interest payable on the Mortgage Loans in the Portfolio (which may, for instance, include variable rates of interest, discounted rates of interest, fixed rates of interest or rates of interest which track a base rate) and LIBOR for three month Sterling deposits, the LLP has entered into the Interest Rate Swap Agreement with the Interest Rate Swap Provider. In addition, to provide a hedge against interest rate, currency and/or other risks in respect of amounts received by the LLP under the Mortgage Loans and the Interest Rate Swaps and amounts payable by the LLP on the outstanding Term Advances or (following service on the LLP of a Notice to Pay) under the Covered Bond Guarantee in respect of the Covered Bonds, the LLP will enter into a Covered Bond Swap Agreement where relevant in respect of a Series of Covered Bonds with a Covered Bond Swap Provider.

If the LLP fails to make timely payments of amounts due under any Swap Agreement, then it will have defaulted under that swap. A Swap Provider is only obliged to make payments to the LLP as long as the LLP complies with its payment obligations under the relevant Swap Agreement. If the Swap Provider is not obliged to make payments or if it defaults in its obligations to make payments of amounts in the relevant currency equal to the full amount to be paid to the LLP on the payment date under the Swap Agreements, the LLP will be exposed to changes in the relevant currency exchange rates to Sterling and to any changes in the relevant rates of interest. Unless a replacement swap is entered into, the LLP may have insufficient funds to make payments under the Intercompany Loan Agreement or Covered Bond Guarantee.

If a Swap terminates, then the LLP may be obliged to make a termination payment to the relevant Swap Provider. There can be no assurance that the LLP will have sufficient funds available to make a termination payment under the relevant Swap Agreement, nor can there be any assurance that the LLP will be able to enter into a replacement swap agreement, or if one is entered into, that the credit rating of the replacement swap counterparty will be sufficiently high to prevent a downgrade of the then current ratings of the Covered Bonds by the Rating Agencies.

If the LLP is obliged to pay a termination payment under any Swap Agreement, such termination payment will rank ahead of amounts due on the Covered Bonds (in respect of the Interest Rate Swap) and *pari passu* with amounts due on the Covered Bonds (in respect of the Covered Bond Swaps), except where default by, or downgrade of, the relevant Swap Provider has caused the relevant Swap to terminate. The obligation to pay a termination payment may adversely affect the ability of the LLP to meet its obligations under the Covered Bond Guarantee.

Differences in timings of obligations of the LLP and the Covered Bond Swap Provider under the Covered Bond Swaps

With respect to the Covered Bond Swaps, the LLP will pay a monthly amount, on each LLP Payment Date, to each Covered Bond Swap Provider based on LIBOR for three month Sterling deposits. Each Covered Bond Swap Provider will not be obliged to make corresponding swap payments to the LLP under a Covered Bond Swap for up to twelve months until amounts are due and payable by the LLP under the Intercompany Loan Agreement (prior to the service of a Notice to Pay on the LLP) or are Due for Payment under the Covered Bond Guarantee (after the service of a Notice to Pay on the LLP). If a Covered Bond Swap Provider does not meet its payment obligations to the LLP under the relevant the Covered Bond Swap and such Covered Bond Swap Provider does not make a termination payment that has become due from it to the LLP, the LLP may have a larger shortfall in funds with which to make payments under the Covered Bond Guarantee with respect to the Covered Bonds than if the Covered Bond Swap Provider's payment obligations coincided with LLP's payment obligations under the Covered Bond Guarantee. Hence, the difference in timing between the obligations of the LLP and the Covered Bond Swap Providers under the Covered Bond Swaps may affect the LLP's ability to make payments under the Covered Bond Guarantee with respect to the Covered Bonds.

Limited description of the Portfolio

Covered Bondholders will not receive detailed statistics or information in relation to the Mortgage Loans in the Portfolio, because it is expected that the constitution of the Portfolio will frequently change due to, for instance:

- the Seller selling Mortgage Loans and their Related Security (or New Mortgage Loan Types and their Related Security) to the LLP;
- New Sellers acceding to the Transaction and selling Mortgage Loans and their Related Security (or New Mortgage Loan Types and their Related Security) to the LLP; and

- the Seller repurchasing Mortgage Loans and their Related Security in accordance with the Mortgage Sale Agreement.

There is no assurance that the characteristics of the New Mortgage Loans assigned to the LLP on a Transfer Date will be the same as those Mortgage Loans in the Portfolio as at that Transfer Date. However, each Mortgage Loan will be required to meet the Eligibility Criteria and the Representations and Warranties set out in the Mortgage Sale Agreement – see *Summary of the Principal Documents – Mortgage Sale Agreement – Sale by the Seller of Mortgage Loans and Related Security* (although the Eligibility Criteria and Representations and Warranties may change in certain circumstances – see *The Bond Trustee and the Security Trustee may agree to modifications to the Transaction Documents without, respectively, the Covered Bondholders' or Secured Creditors' prior consent above*). In addition, the Asset Coverage Test is intended to ensure that the Adjusted Aggregate Mortgage Loan Amount is an amount equal to or in excess of the aggregate Principal Amount Outstanding of the Covered Bonds for so long as Covered Bonds remain outstanding and the Cash Manager will provide monthly reports that will set out certain information in relation to the Asset Coverage Test.

Scottish and Northern Irish Mortgage Loans

It should be noted that Mortgage Loans and their Related Security governed by Scots law and relating to Scottish properties are included in the Portfolio and may also be sold to the LLP in the future. It is also intended to add Mortgage Loans and their Related Security governed by Northern Irish law and relating to Northern Irish properties in the future. The consent of Covered Bondholders will not be obtained in relation to any changes required to the Transaction Documents in order to include Northern Irish Mortgage Loans in the Portfolio.

Fixed charges may take effect under English law as floating charges

Pursuant to the terms of the Deed of Charge, the LLP has purported to grant fixed charges over, amongst other things, its interests in the English Mortgage Loans and their Related Security, the Substitution Assets and its rights and benefits in the LLP Accounts and all Authorised Investments purchased from time to time.

The law in England and Wales relating to the characterisation of fixed charges is unsettled. The fixed charges purported to be granted by the LLP (other than by way of assignment in security) may take effect under English law as floating charges only, if, for example, it is determined that the Security Trustee does not exert sufficient control over the Charged Property for the security to be said to "fix" over those assets. If the charges take effect as floating charges instead of fixed charges, then, as a matter of law, certain claims would have priority over the claims of the Security Trustee in respect of the floating charge assets. In particular, the expenses of any winding up or administration, and the claims of any preferential creditors, would rank ahead of the claims of the Security Trustee in this regard. The Enterprise Act 2002 abolished the preferential status of certain Crown debts (including the claims of the UK tax authorities). However, certain employee claims (in respect of contributions to pension schemes and wages) still have preferential status. In this regard, it should be noted that the LLP has agreed in the Transaction Documents not to have any employees.

In addition, any administrative receiver, administrator or liquidator appointed in respect of the LLP will be required to set aside the prescribed percentage or percentages of the floating charge realisations in respect of the floating charges contained in the Deed of Charge (as described in more detail above under *Changes in Law – Enterprise Act 2002*).

Maintenance of Portfolio

Asset Coverage Test: Pursuant to the terms of the Mortgage Sale Agreement, the Seller will agree to use all reasonable efforts to transfer Mortgage Loans and their Related Security to the LLP in order to ensure that the Portfolio is in compliance with the Asset Coverage Test. In consideration thereof, the Seller will receive a combination of (i) a cash payment paid by the LLP and/or (ii) being treated as having made a Capital Contribution to the LLP (in an amount up to the difference between the Current Balance of the Mortgage Loans sold by the Seller to the LLP as at the relevant Transfer Date and the cash payment (if any) paid by the LLP for such Mortgage Loans) and (iii) Deferred Consideration.

Alternatively, Northern Rock (in its capacity as Member of the LLP) may make a Cash Capital Contribution to the LLP pursuant to the LLP Deed in order to ensure that the LLP is in compliance with the Asset Coverage Test. If a breach of the Asset Coverage Test occurs which is not cured on the next Calculation Date this would constitute an Issuer Event of Default. There is no specific recourse by the LLP to

the Seller in respect of the failure to sell Mortgage Loans and their Related Security to the LLP nor is there any specific recourse to Northern Rock if it does not make Cash Capital Contributions to the LLP.

Amortisation Test: Pursuant to the LLP Deed, the LLP and Northern Rock (in its capacity as a Member of the LLP) must ensure that on each Calculation Date following service of a Notice to Pay on the LLP but prior to the service of an LLP Acceleration Notice, the Amortisation Test Aggregate Mortgage Loan Amount is in an amount at least equal to the aggregate Sterling Equivalent of the Principal Amount Outstanding under the Covered Bonds. The Amortisation Test is intended to ensure that the assets of the LLP do not fall below a certain threshold to ensure that the assets of the LLP are sufficient to meet its obligations under the Covered Bond Guarantee.

If the collateral value of the Portfolio has not been maintained in accordance with the terms of the Asset Coverage Test or the Amortisation Test, then that may affect the realisable value of the Portfolio or any part thereof (both before and after the occurrence of an LLP Event of Default) and/or the ability of the LLP to make payments under the Covered Bond Guarantee.

Prior to the occurrence of an Issuer Event of Default, the Asset Monitor will, subject to receipt of the relevant information from the Cash Manager, test the calculations performed by the Cash Manager in respect of the Asset Coverage Test once each year on the Calculation Date immediately prior to each anniversary of the Programme Date and more frequently in certain circumstances. Following the occurrence of an Issuer Event of Default, the Asset Monitor will be required to test the calculations performed by the Cash Manager in respect of the Amortisation Test. See further *Summary of the Principal Documents – Asset Monitor Agreement*.

The Security Trustee shall not be responsible for monitoring compliance with, nor the monitoring of, the Asset Coverage Test or the Amortisation Test or any other test, or supervising the performance by any other party of its obligations under any Transaction Document.

Sale of Selected Mortgage Loans and their Related Security following the occurrence of an Issuer Event of Default

If a Notice to Pay is served on the LLP, then the LLP will be obliged to sell Selected Mortgage Loans and their Related Security (selected on a random basis) in order to make payments to the LLP's creditors including payments under the Covered Bond Guarantee (see *Summary of the Principal Documents – LLP Deed – Sale of Selected Mortgage Loans and their Related Security following an Issuer Event of Default*).

There is no guarantee that a buyer will be found to acquire Selected Mortgage Loans and their Related Security at the times required and there can be no guarantee or assurance as to the price which may be able to be obtained, which may affect payments under the Covered Bond Guarantee. However, the Selected Mortgage Loans may not be sold by the LLP for less than an amount equal to the Adjusted Required Redemption Amount for the relevant Series of Covered Bonds until six months prior to the Final Maturity Date in respect of such Covered Bonds or (if the same is specified as applicable in the relevant Final Terms) the Extended Due for Payment Date under the Covered Bond Guarantee in respect of such Covered Bonds. In the six months prior to, as applicable, the Final Maturity Date or Extended Due for Payment Date, the LLP is obliged to sell the Selected Mortgage Loans for the best price reasonably available notwithstanding that such price may be less than the Adjusted Required Redemption Amount.

Realisation of Charged Property following the occurrence of an LLP Event of Default

If an LLP Event of Default occurs and an LLP Acceleration Notice is served on the LLP, then the Security Trustee will be entitled to enforce the Security created under and pursuant to the Deed of Charge and the proceeds from the realisation of the Charged Property will be applied by the Security Trustee towards payment of all secured obligations in accordance with the Post-Enforcement Priority of Payments described in *Cashflows* below.

There is no guarantee that the proceeds of realisation of the Charged Property will be in an amount sufficient to repay all amounts due to the Secured Creditors (including the Covered Bondholders) under the Covered Bonds and the Transaction Documents.

If an LLP Acceleration Notice is served on the LLP then the Covered Bonds may be repaid sooner or later than expected or not at all.

Factors that may affect the realisable value of the Portfolio or any part thereof or the ability of the LLP to make payments under the Covered Bond Guarantee

Following the occurrence of an Issuer Event of Default, the service on the Issuer of an Issuer Acceleration Notice and the service on the LLP of a Notice to Pay, the realisable value of Selected Mortgage Loans and their Related Security comprised in the Portfolio may be reduced (which may affect the ability of the LLP to make payments under the Covered Bond Guarantee) by:

- no representations or warranties being given by the LLP or (unless otherwise agreed with the Seller) the Seller;
- default by Borrowers of amounts due on their Mortgage Loans;
- the Mortgage Loans of New Sellers being included in the Portfolio;
- changes to the lending criteria of the Seller;
- the LLP not having legal title to the Mortgage Loans in the Portfolio;
- set-off risks in relation to some types of Mortgage Loans in the Portfolio;
- limited recourse to the Seller;
- possible regulatory changes by the Office of Fair Trading, the Financial Services Authority and other regulatory authorities;
- the impact of the Financial Services (Distance Marketing) Regulations 2004, the impact of Unfair Terms in Consumer Contracts Regulations 1994 and 1999, the Financial Ombudsman Service, the impact of the Unfair Commercial Practices Directive 2005, the impact of the Basel Capital Requirements Directive and the impact of limited liability partnerships; and
- the impact of the Pensions Act 2004.

Each of these factors is considered in more detail below. However, it should be noted that the Asset Coverage Test, the Amortisation Test and the Eligibility Criteria are intended to ensure that there will be an adequate amount of Mortgage Loans in the Portfolio and moneys standing to the credit of the GIC Account to enable the LLP to repay the Covered Bonds following an Issuer Event of Default, service of an Issuer Acceleration Notice on the Issuer and service of a Notice to Pay on the LLP and accordingly it is expected (but there is no assurance) that Selected Mortgage Loans and their Related Security could be realised for sufficient values to enable the LLP to meet its obligations under the Covered Bond Guarantee.

No representations or warranties to be given by the LLP or the Seller if Selected Mortgage Loans and their Related Security are to be sold

Following the occurrence of an Issuer Event of Default, service on the Issuer of an Issuer Acceleration Notice and service on the LLP of a Notice to Pay, the LLP will be obliged to sell Selected Mortgage Loans and their Related Security to third party purchasers, subject to a right of pre-emption enjoyed by the Seller pursuant to the terms of the Mortgage Sale Agreement (see *Summary of the Principal Documents – LLP Deed – Method of Sale of Selected Mortgage Loans and their Related Security*). In respect of any sale of Selected Mortgage Loans and their Related Security to third parties, however, the LLP will not be permitted to give warranties or indemnities in respect of those Selected Mortgage Loans and their Related Security (unless expressly permitted to do so by the Security Trustee). There is no assurance that the Seller would give any warranties or representations in respect of the Selected Mortgage Loans and their Related Security. Any Representations or Warranties previously given by the Seller in respect of the Mortgage Loans in the Portfolio may not have value for a third party purchaser if the Seller is then insolvent. Accordingly, there is a risk that the realisable value of the Selected Mortgage Loans and their Related Security could be adversely affected by the lack of representations and warranties which in turn could adversely affect the ability of the LLP to meet its obligations under the Covered Bond Guarantee.

Default by Borrowers in paying amounts due on their Mortgage Loans

Borrowers may default on their obligations due under the Mortgage Loans. Defaults may occur for a variety of reasons. The Mortgage Loans are affected by credit, liquidity and interest rate risks. Various factors influence mortgage delinquency rates, prepayment rates, repossession frequency and the ultimate payment of interest and principal, such as changes in the national or international economic climate, regional economic or housing conditions, changes in tax laws, interest rates, inflation, the availability of financing, yields on alternative investments, political developments and government policies. Other factors in Borrowers' individual, personal or financial circumstances may affect the ability of Borrowers to repay the Mortgage Loans. Loss of earnings, illness, divorce and other similar factors may lead to an increase in delinquencies by and bankruptcies of Borrowers, and could ultimately have an adverse impact on the ability

of Borrowers to repay the Mortgage Loans. In addition, the ability of a Borrower to sell a property given as security for a Mortgage Loan at a price sufficient to repay the amounts outstanding under that Mortgage Loan will depend upon a number of factors, including the availability of buyers for that property, the value of that property and property values in general at the time.

The Current Balance of any Defaulted Mortgage Loans in the Portfolio will be given a reduced weighting for the purposes of any calculation of the Asset Coverage Test and the Amortisation Test.

The Mortgage Loans of New Sellers may be included in the Portfolio

New sellers which are members of the Northern Rock Group, may in the future accede to the Programme and sell loans and their related security to the LLP. However, this would only be permitted if the conditions precedent relating to New Sellers acceding to the Transaction (more fully described under *Summary of the Principal Documents – Mortgage Sale Agreement – New Sellers*, below) are met. Provided that those conditions are met, the consent of Covered Bondholders to the accession of any New Seller to the Programme will not be obtained.

Any loans originated by a New Seller will have been originated in accordance with the lending criteria of the New Seller, which may differ from the Lending Criteria of Mortgage Loans originated by the Seller. If the lending criteria differ in a way that affects the credit worthiness of the loans in the Portfolio, that may lead to increased defaults by borrowers and may affect the realisable value of the Portfolio or any part thereof or the ability of the LLP to make payments under the Covered Bond Guarantee. As noted above, however, Defaulted Mortgage Loans in the Portfolio will be given a reduced weighting for the purposes of the calculation of the Asset Coverage Test.

Changes to the Lending Criteria of the Seller

Each of the Mortgage Loans originated by the Seller will have been originated in accordance with its Lending Criteria at the time of origination. It is expected that the Seller's Lending Criteria will generally consider type of property, term of loan, age of applicant, the loan-to-value ratio, status of applicants and credit history. In the event of the sale or transfer of any Mortgage Loans and Related Security to the LLP, the Seller will warrant only that such Mortgage Loans and Related Security were originated in accordance with the Seller's Lending Criteria applicable at the time of origination. The Seller retains the right to revise its Lending Criteria from time to time. If the Lending Criteria change in a manner that affects the creditworthiness of the Mortgage Loans, that may lead to increased defaults by Borrowers and may affect the realisable value of the Portfolio, or part thereof, and the ability of the LLP to make payments under the Covered Bond Guarantee. As noted above, however, Defaulted Mortgage Loans in the Portfolio will be given a reduced weighting for the purposes of the calculation of the Asset Coverage Test and the Amortisation Test.

The LLP does not have legal title to the Mortgage Loans in the Portfolio on the relevant Transfer Date

The sale by the Seller to the LLP of English Mortgage Loans and their Related Security will take effect by way of an equitable assignment. The sale by the Seller to the LLP of Scottish Mortgage Loans and their Related Security will be given effect by way of Scottish Declarations of Trust under which the beneficial interest in the Scottish Mortgage Loans and their Related Security will be transferred to the LLP. As a result, legal title to English Mortgage Loans and their Related Security and Scottish Mortgage Loans and their Related Security will remain with the Seller. The LLP, however, will have the right to demand that the Seller give it legal title to the Mortgage Loans and the Related Security in the circumstances described in *Summary of the Principal Documents -Mortgage Sale Agreement – Transfer of title to the Mortgage Loans to the LLP* and until such right arises the LLP will not give notice of the sale of the English Mortgage Loans and their Related Security to any Borrower or apply to the Land Registry or the Central Land Charges Registry to register or record its equitable interest in the Mortgage Loans and their Related Security or take any steps to perfect its title to the Scottish Mortgage Loans and their Related Security.

Since the LLP has not obtained legal title to the Mortgage Loans or their Related Security and has not protected its interest in the Mortgage Loans and their Related Security by registration of a notice at the Land Registry, the following risks exist:

- first, if the Seller wrongly sells a Mortgage Loan and its Related Security, which has already been sold to the LLP, to another person and that person acted in good faith and did not have notice of the interests of the LLP in the Mortgage Loan and its Related Security, then such person might obtain good title to the Mortgage Loan and its Related Security, free from the interests of the LLP. If this occurred then the LLP would not have good title to the affected Mortgage Loan and its Related Security and it would not be entitled to payments by a Borrower

in respect of that Mortgage Loan. However, the risk of third party claims obtaining priority to the interests of the LLP would be likely to be limited to circumstances arising from a breach by the Seller of its contractual obligations or fraud, negligence or mistake on the part of the Seller or the LLP or their respective personnel or agents;

- second, the rights of the LLP may be subject to the rights of the Borrowers against the Seller, such as rights of set-off, which occur in relation to transactions or deposits made between Borrowers and the Seller, and the rights of Borrowers to redeem their mortgages by repaying the Mortgage Loans directly to the Seller; and
- third, unless the LLP has perfected the assignment of the Mortgage Loans (which it is only entitled to do in certain circumstances), the LLP would not be able to enforce any Borrower's obligations under a Mortgage Loan or Mortgage itself but would have to join the Seller as a party to any legal proceedings.

If any of the risks described in the first two bullet points above were to occur then the realisable value of the Portfolio or any part thereof and/or the ability of the LLP to make payments under the Covered Bond Guarantee may be affected.

Once notice has been given to the Borrowers of the assignment or assignation (as appropriate) of the Mortgage Loans and their Related Security to the LLP, independent set-off rights which a Borrower has against the Seller (such as, for example, set-off rights associated with Borrowers holding deposits with Seller) will crystallise and further rights of independent set-off would cease to accrue from that date and no new rights of independent set-off could be asserted following that notice. Set-off rights arising under "transaction set-off" (which are set-off claims arising out of a transaction connected with the Mortgage Loan) will not be affected by that notice and will continue to exist. In relation to potential transaction set-off in respect of the Mortgage Loans, see the following Risk Factor.

It should be noted however, that the Asset Coverage Test seeks to take account of the potential set-off risk associated with Borrowers holding deposits with the Seller (although there is no assurance that all such risks will be accounted for). Further, for so long as the LLP does not have legal title, the Seller will undertake for the benefit of the LLP and the Secured Creditors that it will lend its name to, and take such other steps as may be reasonably required by the LLP and/or the Security Trustee in relation to, any legal proceedings in respect of the Mortgage Loans and their Related Security.

Set-off risks in relation to some types of Mortgage Loans may adversely affect the value of the Portfolio or any part thereof

As described in the immediately preceding risk factor, the sale by the Seller to the LLP of English Mortgage Loans will be given effect by an equitable assignment, with each sale of Scottish Mortgage Loans being given effect by a Scottish Declaration of Trust. As a result, legal title to both the English Mortgage Loans and the Scottish Mortgage Loans and their Related Security sold by the Seller to the LLP will remain with the Seller. Therefore, the rights of the LLP may be subject to the direct rights of the Borrowers against the Seller, including rights of set-off existing prior to notification to the Borrowers of the assignment or assignation (as appropriate) of the Mortgage Loans. Some of the Mortgage Loans in the Portfolio may have increased risks of set-off, because the Seller is required to make payments under them to the Borrowers. For instance:

- under a Flexible Mortgage Loan, Borrowers are permitted (subject to certain conditions which may, in some circumstances, require notification and/or consent of the Seller) to make, among other things, further drawings on the Mortgage Loan Account and/or to overpay or underpay interest and principal in a given month and/or to take a Payment Holiday (as defined below). Any further drawings under Flexible Mortgage Loans (referred to as "Re-draws") will be funded solely by the Seller;
- under a Together Connections Mortgage Loan or Connections Mortgage Loan, which is another type of Flexible Mortgage Loan, the Borrower may link one or more deposit or current account(s) that are held with the Seller to the Mortgage Loan; and
- under a Personal Secured Loan, the Borrower has the benefit of a loan secured on the same property that secures the Borrower's existing Mortgage Loan. A Personal Secured Loan is, however, secured by means of a separate mortgage and is governed by separate terms and conditions. Some Personal Secured Loans permit the Borrower to draw additional amounts in aggregate up to the fixed amount of credit under the terms of the Mortgage Conditions at the inception of such Personal Secured Loan. Such draws under a Personal Secured Loan are collectively referred to as Further Draws. Such Further Draws will be funded by the Seller.

New products offered by the Seller in the future may have similar characteristics involving payments due by the Seller to the Borrower.

If the Seller fails to advance the Re-draw or Further Draw in accordance with the relevant Mortgage Loan or fails to advance any drawing requested under an unsecured loan linked to a Together Connections Mortgage Loan, then the relevant Borrower may set off any damages claim arising from the Seller's breach of contract against the Seller's (and, as equitable assignee of or holder of the beneficial interest in the Mortgage Loans and the Mortgages, the LLP's) claim for payment of principal and/or interest under the Flexible Mortgage Loan or Personal Secured Loan as and when it becomes due. In addition, a Borrower under a Personal Secured Loan may attempt to set off any such damages claim against the Seller's claim for payment of principal and/or interest under any other Mortgage Loan which the Borrower has with the Seller. Such set-off claims, together with the set-off claim associated with the Borrower holding a credit balance with the Seller linked to a Together Connections Mortgage Loan or Connections Mortgage Loan, will constitute transaction set-off as described in the immediately preceding risk factor.

The amount of the claim in respect of a Re-draw or Further Draw will, in many cases, be the cost to the Borrower of finding an alternative source of funds. The Borrower may obtain a mortgage loan elsewhere in which case the damages would be equal to any difference in the borrowing costs together with any consequential losses, namely the associated costs of obtaining alternative funds (for example, legal fees and survey fees). If the Borrower is unable to obtain an alternative mortgage loan, he or she may have a claim in respect of other losses arising from the Seller's breach of contract where there are special circumstances communicated by the Borrower to the Seller at the time the Borrower entered into the Mortgage or which otherwise were reasonably foreseeable.

A Borrower may also attempt to set off against his or her mortgage payments an amount greater than the amount of his or her damages claim. In that case, the Servicer will be entitled to take enforcement proceedings against the Borrower although the period of non-payment by the Borrower is likely to continue until a judgment is obtained.

Further, there may be circumstances in which:

- a Borrower may seek to argue that amounts comprised in the current balance of Mortgage Loans as a consequence of previous Re-draws or Further Draws are unenforceable by virtue of non-compliance with the Consumer Credit Act 1974 (the **CCA**);
- a Borrower may seek to argue that Personal Secured Loans may be unenforceable or unenforceable without a court order because of non-compliance with the CCA;
- a Borrower may seek to argue that a loan is unenforceable under the Financial Services and Markets Act 2000 or that there has been a breach of an FSA rule, and claim damages in respect thereof; or
- certain Re-draws or Further Draws may rank behind liens created by a Borrower after the date upon which the Borrower entered into its Mortgage with the Seller.

The exercise of set-off rights by Borrowers may adversely affect the realisable value of the Portfolio and/or the ability of the LLP to make payments under the Covered Bond Guarantee. The Asset Coverage Test seeks to take account of the set-off risk including any set-off risk relating to Flexible Mortgage Loans in the Portfolio (although there is no assurance that such risks will be accounted for).

Limited recourse to the Seller

The LLP, the Bond Trustee and the Security Trustee will not undertake any investigations, searches or other actions on any Mortgage Loan or its Related Security and will rely instead on the Representations and Warranties given in the Mortgage Sale Agreement by the Seller in respect of the Mortgage Loans sold by them to the LLP.

If any Mortgage Loan sold by the Seller does not materially comply with any of the Representations and Warranties made by the Seller as at the Transfer Date of that Mortgage Loan, then the Seller will be required to remedy the breach within 20 Business Days of the Seller becoming aware of the same or of receipt by it of a notice from the LLP requiring the Seller to remedy the breach.

If the Seller fails to remedy the breach of a Representation and Warranty within 20 Business Days, then the Seller will be required (but only prior to the occurrence of an Issuer Event of Default) to repurchase on or before the next following Calculation Date (or such other date that may be agreed between the LLP and the Seller) the relevant Mortgage Loan and its Related Security and any other Mortgage Loans

(including Personal Secured Loans) of the relevant Borrower that are included in the Portfolio, at their Current Balance as of the date of repurchase.

There can be no assurance that the Seller will have the financial resources to repurchase a Mortgage Loan or Mortgage Loans and its or their Related Security. However, if the Seller does not repurchase those Mortgage Loans and their Related Security which are in breach of the Representations and Warranties then the Current Balance of those Mortgage Loans will be excluded from the calculation of the Asset Coverage Test. There is no further recourse to the Seller or the Issuer in respect of a breach of a Representation or Warranty.

Regulatory changes by the Office of Fair Trading, the Financial Services Authority and any other regulatory authorities

In the UK, the Office of Fair Trading (the **OFT**) is responsible for the issue of licences under, and the superintendence of the working and enforcement of, the CCA, related consumer credit regulations and other consumer protection legislation. The OFT may review businesses and operations, provide guidelines to follow and take action when necessary with regard to the mortgage market in the UK.

Currently, a credit agreement is regulated by the CCA where: (a) the borrower is or includes an individual; (b) the amount of "credit" as defined in the CCA does not exceed the financial limit, which is £25,000 for credit agreements made on or after 1 May 1998, or lower amounts for credit agreements made before that date; and (c) the credit agreement is not an exempt agreement under the CCA (for example, it is intended that a Regulated Mortgage Contract under the FSMA (as defined below) is an exempt agreement under the CCA).

Any credit agreement that is wholly or partly regulated by the CCA or treated as such has to comply with requirements under the CCA as to licensing of lenders and brokers, documentation and procedures of credit agreements, and (in so far as applicable) pre-contract disclosure. If it does not comply with those requirements, then to the extent that the credit agreement is regulated by the CCA or treated as such, it is unenforceable against the borrower: (a) without an order of the OFT, if the lender or any broker does not hold the required licence at the relevant time; (b) totally, if the credit agreement is made before 6 April 2007 and if the form to be signed by the borrower is not signed by the borrower personally or omits or mis-states a "prescribed term"; or (c) without a court order in other cases and, in exercising its discretion whether to make the order, the court would take into account any prejudice suffered by the borrower and any culpability of the lender.

There is a risk that any credit agreement intended to be a Regulated Mortgage Contract under the FSMA or unregulated might instead be wholly or partly regulated by the CCA or treated as such because of a mis-application of technical rules on: (a) determining whether any credit under the CCA arises, or whether the financial limit of the CCA is exceeded; (b) determining whether the credit agreement is an exempt agreement under the CCA; and (c) changes to credit agreements.

A court order under Section 126 of the CCA is necessary to enforce a land mortgage or (in Scotland) a standard security securing a credit agreement to the extent that the credit agreement is regulated by the CCA or treated as such. In dealing with such application, the court has the power, if it appears just to do so, to amend the credit agreement or to impose conditions upon its performance or to make a time order (for example, giving extra time for arrears to be cleared).

Under Section 75 of the CCA in certain circumstances: (a) the lender is liable to the borrower in relation to misrepresentation and breach of contract by a supplier in a transaction financed by the lender, where the related credit agreement is or is treated as entered into under pre-existing arrangements, or in contemplation of future arrangements, between the lender and the supplier; and (b) the lender has a statutory indemnity from the supplier against such liability, subject to any agreement between the lender and the supplier. The borrower may set off the amount of the claim against the lender against the amount owing by the borrower under the loan or any other loan that the borrower has taken (or exercise analogous rights in Scotland). Any such set-off in respect of the Mortgage Loans may adversely affect the LLP's ability to make payments on the Covered Bond Guarantee.

In December 2003, the DTI published a White Paper proposing amendments to the CCA and to secondary legislation made under it. The Consumer Credit Act 2006 (the **CCA 2006**) was enacted on 30 March 2006. Once implemented, the CCA 2006 will update and augment the CCA.

From 6 April 2007, the "extortionate credit" regime has been replaced by an "unfair relationship" test, which will have retrospective effect in some cases, explicitly imposing liability to repay the borrower on both the originator and any assignee, such as the LLP. In applying the new unfair relationship test, the courts will be able to consider a wider range of circumstances surrounding the transaction, including the creditor's

conduct before and after making the agreement. There is no statutory definition of the word "unfair", as the intention is for the test to be flexible and subject to judicial discretion.

The courts may, but are not obliged to, look solely to the above legislation CCA 2006 for guidance. The FSA principles for businesses may also be relevant, and apply to the way contract terms are used in practice and not just the way they are drafted. Importantly, the test has retrospective application after a transitional period. Once the debtor alleges that an unfair relationship exists, then the burden of proof is on the creditor to prove the contrary.

An alternative dispute resolution scheme for consumer credit matters is run by the Ombudsman (as described below). From April 2007, the scheme is mandatory for all businesses licensed under the CCA. The CCA 2006 also introduces an independent Consumer Credit Appeals Tribunal.

The UK Department of Trade and Industry (the **DTI**) has indicated that, from 6 April 2008, the statutory upper financial limit of £25,000 for CCA regulation will be removed, thereby widening the scope of the CCA's regulation. For example, the CCA would then regulate potentially most buy-to-let loans, although the DTI has indicated that it intends to address this consequence for buy-to-let loans.

The OFT is to be given far broader powers under the CCA 2006. For instance, it will be able to apply civil penalties, will have far greater powers of investigation and be able to issue indefinite standard licences. The CCA 2006 obliges creditors to comply with more stringent information requirements.

The DTI has indicated that, from 2008, lenders will be obliged to give customers clearer and more regular information on their credit accounts.

These changes to the CCA may adversely affect the ability of the LLP to meet its obligations under the Covered Bond Guarantee.

The Seller has interpreted certain technical rules under the CCA in a way common with many other lenders in the mortgage market. If such interpretation were held to be incorrect by a court or the Ombudsman, then a credit agreement, to the extent that it is regulated by the CCA or treated as such, would be unenforceable as described above. If such interpretation were challenged by a significant number of borrowers, then this could lead to significant disruption and shortfall in the assets available to the Security Trustee on enforcement. Court decisions have been made on technical rules under the CCA against certain mortgage lenders, but such decisions are very few and are generally county court decisions not binding on other courts.

The Seller has given or, as applicable, will give warranties to the LLP and the Security Trustee in the Mortgage Sale Agreement that, among other things, the Current Balance on each Mortgage Loan and its Related Security is enforceable (subject to certain exceptions). If a Mortgage Loan or its Related Security does not comply with these warranties, and if the default cannot be or is not cured within 28 London Business Days, then the Seller will be required to repurchase the Mortgage Loans under the relevant mortgage account and their Related Security from the LLP.

In the UK, regulation of residential mortgage business by the FSA under the Financial Services and Markets Act 2000 (the **FSMA**) came into force on 31 October 2004, the date known as "**N(M)**". Entering into, arranging or advising in respect of, and administering Regulated Mortgage Contracts, and agreeing to do any of these things, are (subject to applicable exemptions) regulated activities under the FSMA.

A credit agreement is a **Regulated Mortgage Contract** under the FSMA if, at the time it is entered into on or after N(M): (a) the borrower is an individual or trustee; (b) the contract provides for the obligation of the borrower to repay to be secured by a first legal mortgage or, in Scotland, a first ranking standard security on land (other than timeshare accommodation) in the UK; and (c) at least 40 per cent. of that land is used, or is intended to be used, as or in connection with a dwelling by the borrower or (in case of credit provided to trustees) by an individual who is a beneficiary of the trust, or by a "related person" (broadly, the person's spouse, near relative or a person which whom the borrower has a relationship which is characteristic of a spouse).

The main effects are that, on or after N(M), unless an exclusion or exemption applies: (a) each entity carrying on a regulated mortgage activity by way of business has to hold authorisation and permission from the FSA to carry on that activity; and (b) generally, each financial promotion in respect of an agreement relating to qualifying credit has to be issued or approved by a person holding authorisation and permission from the FSA. It should be noted that the definition of a "qualifying credit" is broader than that of "regulated mortgage contract" and may include mortgages regulated by the CCA. If requirements as to authorisation and permission of lenders and brokers or as to the issue and approval of financial promotions are not complied with, a Regulated Mortgage Contract will be unenforceable against the borrower unless a court orders enforcement of the agreement if it considers it just and equitable to do so. An unauthorised person

who administers a Regulated Mortgage Contract entered into on or after N(M) may commit a criminal offence, but this will not render the contract unenforceable against the borrower.

Any credit agreement intended to be a Regulated Mortgage Contract under the FSMA might instead be wholly or partly regulated by the CCA or treated as such, or unregulated, and any credit agreement intended to be unregulated might instead be a Regulated Mortgage Contract under the FSMA, because of technical rules on: (a) determining whether the credit agreement or any part of it falls within the definition of Regulated Mortgage Contract; and (b) changes to credit agreements.

The Seller is required to hold, and holds, authorisation and permission to enter into and to administer and, where applicable, to advise in respect of Regulated Mortgage Contracts. Subject to any exemption, brokers will be required to hold authorisation and permission to arrange and, where applicable, to advise in respect of Regulated Mortgage Contracts.

The LLP and the Security Trustee are not and do not propose to be authorised persons under the FSMA with respect to Regulated Mortgage Contracts and related activities. The LLP and the Security Trustee do not require authorisation in order to acquire legal or beneficial title to a Regulated Mortgage Contract. The LLP and Security Trustee do not carry on the regulated activity of administering in relation to Regulated Mortgage Contracts by having them administered pursuant to an administration agreement by an entity having the required FSA authorisation and permission. If such administration agreement terminates, however, the LLP and the Security Trustee will have a period of not more than one month in which to arrange for mortgage administration to be carried out by a replacement servicer having the required FSA authorisation and permission. In addition, on and after N(M) no variation has been or will be made to the Mortgage Loans and no Further Advance or Product Switch has been or will be made in relation to a Mortgage Loan, where it would result in the LLP or the Security Trustee arranging or advising in respect of, administering or entering into a Regulated Mortgage Contract or agreeing to carry on any of these activities, if the LLP or the Security Trustee would be required to be authorised under the FSMA to do so.

The FSA Mortgages and Home Finance: Conduct of Business Sourcebook (**MCOB**), which sets out the FSA's rules for regulated mortgage activities, came into force on 31 October 2004. These rules cover, *inter alia*, certain pre-origination matters such as financial promotion and pre-application illustrations, pre-contract and start-of-contract and post-contract disclosure, contract changes, charges, and arrears and repossessions. FSA rules for prudential and authorisation requirements for mortgage firms and for extending the appointed representatives regime to mortgages, also came into force on 31 October 2004.

A borrower who is a private individual is entitled to claim damages for loss suffered as a result of any contravention by an authorised person of an FSA rule, and may set off the amount of the claim against the amount owing by the borrower under the loan or any other loan that the borrower has taken (or exercise analogous rights in Scotland). Any such set-off in respect of the Mortgage Loans may adversely affect the LLP's ability to make payments on the Covered Bond Guarantee.

So as to avoid dual regulation, it is intended that Regulated Mortgage Contracts will not be regulated by the CCA, and the relevant regulations under the FSMA are designed to clarify the position in this regard. This exemption only affects credit agreements made on or after N(M), and credit agreements made before N(M) but subsequently changed such that a new contract is entered into on or after N(M) and constitutes a separate Regulated Mortgage Contract. A court order under Section 126 of the CCA is, however, necessary to enforce a land mortgage or (in Scotland) a standard security securing a Regulated Mortgage Contract to the extent that it would, apart from this exemption, be regulated by the CCA or be treated as such.

No assurance can be given that additional regulatory changes by the OFT, the FSA or any other regulatory authority will not arise with regard to the mortgage market in the UK generally, the Seller's particular sector in that market or specifically in relation to the Seller. Any such action or developments or compliance costs may have a material adverse effect on the Issuer, the LLP, the Servicer, the Security Trustee and their respective businesses and operations. This may adversely affect the Issuer's ability to make payments in full on the Covered Bonds when due and/or the LLP's ability to make payment in full under the Covered Bond Guarantee when due.

Prior to N(M), in the UK, self-regulation of mortgage business existed under the Mortgage Code (the **CML Code**) issued by the Council of Mortgage Lenders (the **CML**). The Seller subscribed to the CML Code and on and from N(M), as an authorised person, has been subject to the FSA requirements in MCOB. Membership of the CML and compliance with the CML Code were voluntary. The CML Code set out minimum standards of good mortgage business practice, from marketing to lending procedures and dealing with borrowers experiencing financial difficulties. Since 30 April 1998 lender-subscribers to the CML Code could not accept mortgage business introduced by intermediaries who were not registered with (before 1st November, 2000) the Mortgage Code Register of Intermediaries or (on and after 1 November 2000 until 31 October 2004) the Mortgage Code Compliance Board. Complaints relating to breach of the CML Code were

dealt with by the relevant scheme, such as the Banking Ombudsman Scheme or the Mortgage Code Arbitration Scheme.

In September 2002, the European Commission published a proposal for a directive of the European Parliament and of the Council on consumer credit. In its original form, the proposal applied to certain mortgage products. This proposal, and an amended proposal published in October 2004, were met with significant opposition.

In July 2005, the European Commission published a Green Paper on mortgage credit, in which it announced its intention that loans secured by a mortgage on land or a standard security will be excluded from the proposed Directive but will be covered by any initiatives resulting from the Green Paper process. In October 2005, the European Commission published a further amended form of the proposed Directive, which provides that (subject to certain exceptions) loans not exceeding Euro 50,000 will be regulated, but that loans secured by a land mortgage or a standard security will be excluded from the proposed Directive. When the proposed Directive, which may be further substantially amended before it is brought into effect, is adopted Member States will then have a further two years in which to bring national implementing legislation into force. The European Commission is expected to publish a White Paper on mortgage credit in the fourth quarter of 2007 with a view to a possible mortgage directive.

Until the final text of the Directive and of any initiatives resulting from the Green Paper process are decided and the details of the UK implementing legislation are published, it is not certain what effect the adoption and implementation of the Directive or initiatives would have on the Issuer, the LLP, the Servicer, the Security Trustee and their respective businesses and operations. This may adversely affect the Issuer's ability to make payments in full on the Covered Bonds when due and/or on the ability of the LLP to make payments in full on the Covered Bond Guarantee when due.

Distance Marketing

The Financial Services (Distance Marketing) Regulations 2004 apply to, *inter alia*, credit agreements entered into on or after 31 October 2004 by means of distance communication (i.e. without any substantive simultaneous physical presence of the originator and the borrower). A Regulated Mortgage Contract under the FSMA, if originated by a UK lender from an establishment in the UK, will not be cancellable under these regulations. Certain other credit agreements will be cancellable under these regulations if the borrower does not receive prescribed information at the prescribed time. Where the credit agreement is cancellable under these regulations, the borrower may send notice of cancellation at any time before the end of the fourteenth day after the day on which the cancellable agreement is made, where all the prescribed information has been received, or, if later, the borrower receives the last of the prescribed information.

If the borrower cancels the credit agreement under these regulations then:

- the borrower is liable to repay the principal, and any other sums paid by the originator to the borrower under or in relation to the cancelled agreement, within 30 days beginning with the day of the borrower sending the notice of cancellation or, if later, the originator receiving notice of cancellation;
- the borrower is liable to pay interest, or any early repayment charge or other charge for credit under the cancelled agreement, only if the borrower received certain prescribed information at the prescribed time and if other conditions are met; and
- any security provided in relation to the contract is to be treated as never having had effect.

Unfair Terms in Consumer Contracts Regulations 1994 and 1999

In the UK, the Unfair Terms in Consumer Contracts Regulations 1999 as amended (the **1999 Regulations**), together with (in so far as applicable) the Unfair Terms in Consumer Contracts Regulations 1994 (together with the 1999 Regulations, the **UTCCR**), apply to agreements made on or after 1 July 1995 and affect all or almost all of the Mortgage Loans. These provide that:

- a consumer may challenge a standard term in an agreement on the basis that it is "unfair" within the UTCCR and therefore not binding on the consumer; and
- the OFT and any "qualifying body" within the 1999 Regulations (such as the FSA) may seek to enjoin (or in Scotland interdict) a business from relying on unfair terms.

The UTCCR will not generally affect "core terms" which define the main subject matter of the contract, such as the borrower's obligation to repay the principal (provided that these terms are written in plain and intelligible language and are drawn adequately to the consumer's attention), but may affect terms that are not considered to be core terms, such as the lender's power to vary the interest rate.

For example, if a term permitting the lender to vary the interest rate (as the Seller is permitted to do) is found to be unfair, the Borrower will not be liable to pay interest at the increased rate or, to the extent that the Borrower has paid it, will be able, as against the lender, or any assignee such as the LLP, to claim repayment of the extra interest amounts paid or to set off the amount of the claim against the amount owing by the borrower under the loan or any other loan that the Borrower has taken (or exercise analogous rights in Scotland). Any such non-recovery, claim or set-off may adversely affect the realisable value of the Mortgage Loans in the Portfolio and accordingly the ability of the LLP to meet its obligations under the Covered Bond Guarantee.

In February 2000, the OFT issued a guidance note on what the OFT considers to be fair terms and unfair terms for interest variation in mortgage contracts. Where the interest variation term does not provide for precise and immediate tracking of an external rate outside the lender's control, and if the borrower is locked in, for example by an early repayment charge that is considered to be a penalty, the term is likely to be regarded as unfair under the UTCCR unless the lender (i) notifies the affected borrower in writing at least 30 days before the rate change and (ii) permits the affected borrower to repay the whole loan during the next three months after the rate change, without paying the early repayment charge. The Seller has reviewed the guidance note and has concluded that its compliance with it will have no material adverse effect on the Mortgage Loans or its business. The guidance note has been withdrawn from the OFT website but may remain in effect as the OFT's view and a factor the FSA may take into account.

The division of responsibilities between the OFT and the FSA for enforcing the UTCCR is set out in concordats made between them in October 2001 and in July 2006. Generally, the FSA is responsible for enforcement of the UTCCR in Regulated Mortgage Contracts under the FSMA and other mortgage loans originated by lenders authorised by the FSA, and the OFT is responsible for enforcement of the UTCCR in other mortgage contracts.

In May 2005, the FSA issued a statement of good practice on fairness of terms in consumer contracts, which is relevant to firms authorised and regulated by the FSA in relation to products and services within the FSA's regulatory scope. This statement provides that, for locked-in borrowers, a firm may consider drafting the contract to permit a change in the contract to be made only where any lock-in clause is not exercised. In the context of the OFT's investigation into credit card default charges, the OFT on 5 April 2006 publicly announced that the principles the OFT considers should be applied in assessing the fairness of credit card default charges shall apply (or are likely to apply) also to analogous default charges in other agreements, including those for mortgages. In January 2007, the FSA issued a statement of good practice on mortgage exit administration fees. This statement provides that the lender should ensure that the fee represents in fact the costs of the administration services that the lender provides when a borrower exits the mortgage.

In August 2002, the Law Commission for England and Wales and the Scottish Law Commission issued a joint consultation LCCP No. 166/SLCDP 119 on proposals to rationalise the UK's Unfair Contract Terms Act 1977 and the 1999 Regulations into a single piece of legislation and a final report, together with a draft bill on unfair terms, was published in February 2005. It is not proposed that there should be any significant increase in the extent of controls over terms in consumer contracts. Some changes are proposed, however, such as that (a) a consumer may also challenge a negotiated term in an agreement on the basis that it is "unfair" and "unreasonable" within the legislation and therefore not binding on the consumer; and (b) in any challenge by a consumer (but not by the OFT or a qualifying body) of a standard term or a negotiated term, the burden of proof lies on the business to show that the term is fair and reasonable. It is too early to tell how the proposals, if enacted, would affect the Mortgage Loans.

No assurance can be given that changes in the 1999 Regulations, if enacted, or changes to guidance on interest variation terms, if adopted, will not have a material adverse effect on Issuer, the LLP, the Servicer, the Security Trustee and their respective businesses and operations. This may adversely affect the ability of the LLP to dispose of the Portfolio, or any part thereof, in a timely manner and or the realisable value of the Portfolio, or any part thereof, and accordingly affect the ability of the LLP to meet its obligations under the Covered Bond Guarantee.

Unfair Commercial Practices Directive 2005

In May 2005, the European Parliament and the Council adopted a directive on unfair business-to-consumer commercial practices (the **Unfair Practices Directive**). Generally, this directive applies full harmonisation, which means that Member States may not impose more stringent provisions in the fields to which full harmonisation applies. By way of exception, this directive permits member states to impose more stringent provisions in the fields of financial services and immovable property, such as mortgage loans.

The Unfair Practices Directive provides that enforcement bodies may take administrative action or legal proceedings against a commercial practice on the basis that it is "unfair" within the directive. This

directive is intended to protect only collective interests of consumers, and so is not intended to give any claim, defence or right of set-off to an individual consumer.

The DTI published in December 2005 a consultation on implementing the Unfair Practices Directive into UK law, and in December 2006 a consultation on criminal sanctions under the implementing legislation. The FSA is taking the Unfair Practices Directive into account in reviewing its relevant rules, such as MCOB. Member States have until 12 June 2007 in which to bring national implementing legislation into force, subject to a transitional period until 12 June 2013 for applying full harmonisation in the fields to which it applies. It is too early to predict what effect the implementation of the Unfair Practices Directive would have on the Mortgage Loans.

Financial Ombudsman Service

Under the FSMA, the Financial Ombudsman Service is required to make decisions on, among other things, complaints relating to activities and transactions under its jurisdiction on the basis of what, in the Ombudsman's opinion, would be fair and reasonable in all circumstances of the case, taking into account, among other things, law and guidance. Transitional provisions exist by which certain complaints relating to breach of the CML Code occurring before N(M) may be dealt with by the Financial Ombudsman Service. Complaints brought before the Financial Ombudsman Service for consideration must be decided on a case-by-case basis, with reference to the particular facts of any individual case. Each case would first be adjudicated by an adjudicator. Either party to the case may appeal against the adjudication. In the event of an appeal, the case proceeds to a final decision by the Ombudsman.

As the Financial Ombudsman Service is required to make decisions on the basis of, among other things, the principles of fairness, and may order a money award to the borrower, it is not possible to predict how any future decision of the Financial Ombudsman Service would affect the ability of the LLP to meet its obligations under the Covered Bond Guarantee.

Proposed changes to the Basel Capital Accord

The Basel Committee on Banking Supervision published the text of a new framework on 26 June 2004 under the title "Basel II: International Convergence of Capital Measurement and Capital Standards: a Revised Framework". This new framework (the **Basel II Framework**), which was published in a consolidated version on 4 July 2006, and which places enhanced emphasis on market discipline and sensitivity to risk, is the basis for national rule-making and approval processes to continue and for banking organisations to complete their preparations for implementation of the Basel II Framework. The Basel Committee confirmed that it is currently intended that the various approaches under the Basel II Framework will be implemented in stages, some from year-end 2006, the most advanced at year-end 2007. As and when implemented (including through the EU Capital Requirements Directive), the Basel II Framework could affect certain investors if those investors are subject to the Basel II Framework following its implementation. Consequently, investors should consult their own advisers as to the consequences to and effect on them of the proposed implementation of the Basel II Framework. No predictions can be made as to the precise effects of potential changes which might result upon the implementation of the Basel II Framework.

Limited Liability Partnerships

The LLP is a limited liability partnership. Limited liability partnerships, created by statute pursuant to the LLPA 2000, are bodies corporate and have unlimited capacity. A general description of limited liability partnerships is set out below under *Description of Limited Liability Partnerships*. This area of the law is relatively undeveloped. Accordingly, there is a risk that as the law develops, new case law or new regulations made under or affecting the LLPA 2000 or relating to limited liability partnerships could adversely affect the ability of the LLP to perform its obligations under the Transaction Documents which could, in turn, adversely affect the interests of Covered Bondholders.

Pensions Act 2004

Under the Pensions Act 2004 a person that is 'connected with' or an 'associate' of an employer under an occupational pension scheme, can be subject to either a contribution notice or a financial support direction. Northern Rock is an employer under an occupational scheme and also a member of the LLP. On this basis, the LLP is likely to be treated as 'connected to' Northern Rock.

A contribution notice could be served on the LLP if it was party to an act, or a deliberate failure to act, the main purpose or one of the main purposes of which was either (i) to prevent the recovery of the whole or any part of a debt which was, or might become, due from the employer under Section 75 of the Pensions Act

1995 or (ii) otherwise than in good faith, to prevent such a debt becoming due, to compromise or otherwise settle such a debt, or to reduce the amount of such a debt which would otherwise become due.

A financial support direction could be served on the LLP where the employer is either a service company or insufficiently resourced. An employer is insufficiently resourced if the value of its resources is less than 50 per cent. of the pension scheme's deficit calculated on an annuity buy-out basis and there is a connected or associated person whose resources at least cover that difference. A financial support direction can only be served where the Pensions Regulator considers it is reasonable to do so, having regard to a number of factors.

If a contribution notice or financial support direction were to be served on the LLP this could adversely affect investors in the Covered Bonds.

International Financial Reporting Standards

The LLP has adopted IFRS for reporting periods beginning 1 January 2005 and thereafter. These standards are, in a number of ways, different from existing generally accepted accounting principles in the UK and their implementation has had a significant effect on the presentation of the Issuer's financial statements. In addition, the LLP expects that the standards, interpretation and policies adopted by it under IFRS will vary in certain significant respects from those generally accepted in the United States. See Annex A of this Prospectus for a discussion of certain differences between IFRS and U.S. GAAP.

Recent Developments

Current Market Conditions

Northern Rock believes that the UK economic fundamentals remain sound. While indications remain for a less benign outlook, with gently rising unemployment, management expect conditions overall to remain supportive for the UK mortgage market.

There have been four rises in the Bank of England base rate in the last nine months, with the base rate now standing at 5.50 per cent. Despite these rises the absolute level of interest rates remains low by historical standards and management believes that mortgage affordability for the average UK household remains good. In 2007, Northern Rock expects house price inflation across the UK (excluding Central London) to be broadly in line with the rate of earnings growth.

Northern Rock therefore expects to see similar levels of home moving transactions compared to 2006 with fundamental support provided by the lack of alternative tenure together with inelastic supply. Northern Rock also anticipates continued liquidity in the remortgage market. This reflects households actively managing their budgets as they come to the end of existing mortgage or interest periods, with an additional incentive to refinance following recent rises in interest rates. The Buy to Let market remains firm with structural support from migrant workers and the changes to the financing of higher education.

Combining the components of the UK mortgage market, management's expectation is for the gross mortgage market in 2007 to show an increase from the £345 billion in 2006, to over £360 billion. Northern Rock remains confident of its ability to achieve its lending targets within this context.

During the first three months of 2007, Northern Rock's total net lending was 34 per cent. higher than the same period last year. Going into the second quarter, Northern Rock's total lending pipeline stood at £6.7 billion; an increase of 16 per cent. over the same time last year.

Northern Rock continues to compete well in the gross mortgage market with its gross market share running above the level seen in 2006. Northern Rock's policy of offering existing mortgage customers the same products available to new customers, coupled with active promotion and focused retention resources, has contributed to the continuation of a good remortgage retention performance. Net residential lending during the first three months of the year was 42 per cent. higher than at the same point in 2006.

The risk profile of residential lending during the first quarter was consistent with that seen in 2006. The proportion of Together, Buy to Let and Lifetime products are at similar levels to the second half of 2006. Together continues to perform well.

Total unsecured lending continues to represent a small proportion of Northern Rock's overall loan book, at around 8 per cent. of lending assets, with 40 per cent. of this linked to a mortgage. We continue to target quality rather than volume in both our personal unsecured and commercial secured lending.

Northern Rock's lending performance during the first quarter of 2007, and the pipeline of business for the second quarter, is consistent with the Company achieving asset growth in the top half of the strategic range of 20 per cent. ±5 per cent. per annum.

Credit quality at Northern Rock remains tightly monitored and controlled. Northern Rock's strong underwriting criteria, the high proportion of borrowers with a proven payment track record and the targeting of low risk sectors ensure credit quality remains robust.

Northern Rock continues to develop its retail funding arm, building on last year's performance, and is attracting further strong net inflows of retail savings. It launched its Danish operation in February 2007, which further broadens the retail savings franchise. The first of Northern Rock's Granite residential securitisation issues for 2007 took place in January. As with previous transactions, the issue was heavily oversubscribed leading to the deal being upsized to £6.1 billion. This issue was achieved at an all in cost of Libor +17bps, comparable with transactions in 2006, reflecting the strength and liquidity of this market and the appetite for Granite paper. The first quarter of 2007 also saw further issuance under Northern Rock's €30 billion Covered Bond Programme as Northern Rock further develops this funding stream. This included a €1.75 billion public issue and a £250 million private placement, both of which enhance investor diversification while providing longer dated funding. $2.0 billion was raised in early January under Northern Rock's US Medium Term Note Programme. Additionally a further €1 billion was raised from a 5 year Euro senior transaction, placed mostly with European investors in early March under Northern Rock's Euro Medium Term Note Programme which was heavily oversubscribed.

Northern Rock continues to work towards final approval of its application to adopt the Retail Internal Ratings Based approach to capital under the Basel II Framework, which it aim to conclude in the second half of 2007. Given the *low risk* nature of it's lending assets, Northern Rock continues to expect to benefit from the implementation of the Basel II Framework. *It remains* Northern Rock's preference to repatriate initial and future excess capital from this exercise through increasing dividends.

In the light of the Basel II Framework capital requirements, the capital efficiency of holding different assets on the balance sheet is changing. As a result of this, Northern Rock is exploring options with regard to the sale of its commercial secured loan book. Any capital surplus arising on such disposals will result in the consideration of repatriation to shareholders through share buybacks.

Summary Consolidated Financial Information

The summary consolidated financial information (as prepared in accordance with international financial reporting standards as adopted by the European Union (**IFRS**)) set forth below for the years ended December 31, 2006, 2005 and 2004 and as at December 31, 2006, 2005 and 2004 has been derived from the Group's consolidated financial statements for the years ended December 31, 2006 and 2005, which are incorporated by reference herein (the **Consolidated Financial Statements**).

The Group's Consolidated Financial Statements incorporated by reference in this Prospectus have been prepared in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. For a discussion of certain significant differences between IFRS and U.S. GAAP, please see Annex A to this Prospectus. The dollar financial information set forth for the year ended December 31, 2006 has been translated for convenience at the rate of £1.00 to $1.9569, the noon buying rate on December 29, 2006.

Amounts in accordance with IFRS[1]:

	Year ended December 31,			
	2006	2006	2005	2004
	($ millions)	(£ millions)		
Income Statement Data				
Interest and similar income	9,730.3	4,972.3	4,056.7	2,989.4
Interest expense and similar charges	(8,068.7)	(4,123.2)	(3,304.4)	(2,522.5)
Net interest income	**1,661.6**	**849.1**	**752.3**	**466.9**
Fee and commission income	378.1	193.2	157.0	305.1
Fee and commission expense	(84.0)	(42.9)	(28.9)	(64.5)
Other operating income	4.9	2.5	0.9	11.7
Total other income	**299.0**	**152.8**	**129.0**	**252.3**
Net hedge ineffectiveness and other unrealised fair value gains and losses	29.2	14.9	(56.4)	—
Total income	**1,989.8**	**1,016.8**	**824.9**	**719.2**
Operating expenses				
Recurring administrative expenses	(483.8)	(247.2)	(226.1)	(200.1)
Covenant to The Northern Rock Foundation[2]	(61.4)	(31.4)	(24.7)	(21.6)
Total administrative expenses	(545.2)	(278.6)	(250.8)	(221.7)
Depreciation and amortisation				
Tangible fixed assets	(32.3)	(16.5)	(6.6)	(8.1)
Intangible fixed assets excluding goodwill	(27.0)	(13.8)	(16.7)	(10.1)
Operating expenses	**(604.5)**	**(308.9)**	**(274.1)**	**(239.9)**
Impairment losses on loans and advances	(158.9)	(81.2)	(56.6)	(48.5)
Impairment of fixed asset investments	—	—	—	4.5
Profit before taxation	**1,226.4**	**626.7**	**494.2**	**435.3**
Income tax expense	(359.5)	(183.7)	(144.9)	(125.8)
Total profit attributable to equity holders of parent company	**866.9**	**443.0**	**349.3**	**309.5**
Appropriations	(94.9)	(48.5)	(48.6)	—
Profit attributable to equity shareholders	**772.0**	**394.5**	**300.7**	**309.5**
Dividends	(258.9)	(132.3)	(113.8)	(100.6)
Profit retained for the financial year	**513.1**	**262.2**	**186.9**	**208.9**
Per ordinary share information				
Net income (cents/pence)	185.1c	94.6p	72.5p	74.9p
Net income from continuing operations (cents/pence)	185.1c	94.6p	72.5p	74.9p
Fully diluted net income (cents/pence)	183.6c	93.8p	72.0p	74.3p
Dividends (cents/pence)	61.8c	31.6p	27.4p	24.3p
Dividends (cents)[3]	—	61.8c	53.6c	47.6c

Notes:

(1) Financial information set forth above for the years ended December 31, 2006 and 2005 have been prepared in accordance with IFRS. Financial information set forth above for the year ended December 31, 2004 has been restated to reflect the adoption of IFRS. Further details of this restatement are included in Note 46 of the Group's consolidated financial statements for the year ended December 31, 2005.

(2) In connection with its conversion from a mutual form building society to a stock form bank, Northern Rock covenanted to set aside approximately 5% of annual consolidated profit before tax for the benefit of The Northern Rock Foundation.

(3) The dollar financial information has been translated for convenience at a rate of £1.00 to 1.9569.

Amounts in accordance with IFRS[1]

	At December 31,			
	2006	2006	2005	2004
	($ millions)	(£ millions)		
Balance Sheet Data				
Assets				
Cash and balances with central banks	1,870.8	956.0	69.2	65.3
Derivative financial instruments	1,705.1	871.3	1,449.8	—
Loans and advances to banks	11,000.3	5,621.3	5,073.8	3,674.2
Loans and advances to customers not subject to securitisation	76,227.1	38,953.0	30,940.0	32,869.3
Loans and advances to customers subject to securitisation	93,407.0	47,732.1	39,136.1	21,899.5
	169,634.1	86,685.1	70,076.1	54,768.8
Fair value adjustments of portfolio hedging	(632.9)	(323.4)	163.8	—
Investment securities	12,975.0	6,630.4	5,377.1	—
Debt securities	—	—	—	4,742.2
Equity shares and other variable yield securities	—	—	—	575.6
Intangible assets	176.9	90.4	78.2	73.1
Property, plant and equipment	385.7	197.1	180.6	170.5
Deferred income tax asset	116.4	59.5	57.5	14.1
Other assets	73.6	37.6	52.9	78.2
Prepayments and accrued income	362.6	185.3	129.5	718.9
Total Assets	**197,667.6**	**101,010.6**	**82,708.5**	**64,880.9**
Liabilities and Shareholders' Equity				
Deposits by banks	4,180.3	2,136.2	1,536.8	1,201.6
Customer accounts	52,577.2	26,867.6	23,672.6	20,393.7
Derivative financial instruments	4,681.9	2,392.5	846.1	—
Debt securities in issue	125,817.5	64,294.3	52,134.6	38,864.2
Other liabilities	239.9	122.6	93.8	76.1
Current taxation liabilities	144.0	73.6	43.3	60.0
Accruals and deferred income	1,799.8	919.7	706.3	679.5
Provisions for liabilities and charges	42.5	21.7	54.4	52.5
Subordinated liabilities	1,491.9	762.4	785.3	1,515.7
Reserve capital instruments	—	—	—	300.0
Tier one notes	409.8	209.4	223.9	200.0
Equity				
Shareholders' funds	4,255.9	2,174.8	1,575.6	1,537.6
Non shareholders' funds	2,026.9	1,035.8	1,035.8	—
Total Equity and Liabilities	**197,667.6**	**101,010.6**	**82,708.5**	**64,880.9**

Note:

(1) Financial information set forth above for the years ended December 31, 2006 and 2005 have been prepared in accordance with IFRS. Financial information set forth above for the year ended December 31, 2004 has been restated to reflect the adoption of IFRS. Further details of this restatement are included in Note 46 of the Group's consolidated financial statements for the year ended December 31, 2005.

Other financial data in accordance with IFRS[1]:

	At December 31,		
	2006	2005	2004
	(%)	(%)	(%)
Other Financial Data			
Assets			
Return on average total assets[2]	0.43	0.40	n/a
Return on average shareholders' equity[3]	23.4	19.8	n/a
Dividend payout ratio	33.5	37.8	32.5
Average shareholders equity as a percentage of average total assets	1.84	2.03	n/a
Net interest margin[4]	0.96	1.03	0.82
Ratio of earnings to fixed charges[5]			
Including interest on retail deposits	1.15	1.15	1.17
Excluding interest on retail deposits	1.20	1.20	1.24
Risk asset ratio			
Tier 1 Capital	8.5	7.7	8.7
Total Capital	11.6	12.3	14.0

Notes:

(1) Financial information set forth above for the years ended December 31, 2006 and 2005 have been prepared in accordance with IFRS. Financial information set forth above for the year ended December 31, 2004 has been restated to reflect the adoption of IFRS. Further details of this restatement are included in Note 46 of the Group's consolidated financial statements for the year ended December 31, 2005.

(2) Return on average total assets represents profit attributable to equity shareholders as a percentage of average total assets.

(3) Return on average shareholders' equity represents profit attributable to equity shareholders as a percentage of average shareholders' equity.

(4) Net interest margin represents net interest income as a percentage of average interest earning assets as described under "Selected Statistical Information" in this Prospectus.

(5) For this purpose, earnings consist of profit before taxation plus fixed charges. Fixed charges consist of interest payable including or excluding interest on retail deposits, as appropriate.

Exchange Rates

The following table sets forth, for the periods indicated, certain information concerning the exchange rate for pounds sterling based on the noon buying rate in New York City expressed in U.S. dollars per £1.00. No representation is made that amounts in pounds sterling have been, could have been, or could be converted into U.S. dollars at the noon buying rate or at any other rate. At June 5, 2007, the noon buying rate was 1.99 per £1.00.

	High	Low	Average	Period End
	(dollars per pound sterling)			
Recent Monthly Exchange Rate Data				
June 1, 2007 through June 5, 2007	1.99	1.98	1.99	1.99
May 2007	2.00	1.97	1.98	1.99
April 2007	2.01	1.96	1.99	2.00
March 2007	1.97	1.92	1.95	1.97
February 2007	1.97	1.95	1.96	1.96
January 2007	1.98	1.93	1.96	1.96
December 2006	1.98	1.95	1.96	1.96
November 2006	1.97	1.89	1.91	1.97
Historical Annual Exchange Rate Data(1)				
2006	1.98	1.72	1.84	1.96
2005	1.93	1.71	1.81	1.72
2004	1.95	1.76	1.83	1.92
2003	1.78	1.55	1.64	1.78
2002	1.61	1.41	1.50	1.61

Note:

(1) The average of the noon buying rates on the last business day of each month during the relevant period.

Unless otherwise indicated, all references in this Prospectus to "**pounds sterling**", **sterling**" and "**£**" are to the lawful currency of the United Kingdom and all references to "**U.S. dollars**", "**dollars**", "**USD**", "**U.S.$** "and "**$**" are to the lawful currency of the United States.

Description of Northern Rock and Its Business

Northern Rock plc

Northern Rock is a public limited liability company incorporated and registered in England and Wales under the Companies Act 1985. Northern Rock is a specialised mortgage lender whose core business is the provision of residential mortgages in the United Kingdom funded in the retail, wholesale, covered bond and securitisation markets. Northern Rock, together with its subsidiaries and associated companies, also engages in personal unsecured lending, secured commercial lending and distribution of third party insurance products. At December 31, 2006, the Group (as defined below) had total assets of £101.1 billion.

Northern Rock's ordinary shares have been admitted to trading on the London Stock Exchange's market for listed securities and were admitted to the Official List of the U.K. Listing Authority from October 1, 1997. The registered and principal executive office of Northern Rock is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL, United Kingdom, its telephone number is +44-845-600-8401, and its internet address is www.northernrock.co.uk. Northern Rock's website is not incorporated by reference into, and does not form a part of, this Prospectus.

Organisational Structure

Northern Rock currently has the following two principal subsidiaries, each of which is wholly owned by Northern Rock: Northern Rock Mortgage Indemnity Company Limited (**NORMIC**), a Guernsey limited liability company providing mortgage indemnity insurance to Northern Rock, and Northern Rock (Guernsey) Limited, a Guernsey limited liability company engaging in retail deposit taking. In connection with its securitisation program, the Group has established a number of special purpose entities for the purpose of issuing securitised loan notes. As at December 31, 2006, 22 material special purpose entities had been established for the purpose of issuing securitised loan notes. In addition, Whinstone Limited has been established for the purpose of the issue of credit linked loan notes following the transfer of around 80 per cent. of the reserve risk fund element of pre-2005 securitisation transactions. In June 2006, a second transaction was completed relating to 2005 and the first 2006 securitisation. See — *Other Activities* below.

History and Development of the Company

Northern Rock was originally formed as a building society (a mutual form of organisation existing under English law which engages primarily in residential mortgage lending and deposit taking) in 1965. Northern Rock Building Society was formed on July 1, 1965, as a result of the merger of Northern Counties Permanent Building Society (established in 1850) and Rock Permanent Building Society (established in 1865). After such time, Northern Rock Building Society merged with a number of small, local building societies and, prior to its conversion to a public limited company in October 1997, was an amalgamation of 53 societies.

The most significant development in the recent history of Northern Rock was its conversion, effective October 1, 1997, from a mutual form U.K. building society to a U.K. authorised bank, listed on the London Stock Exchange and authorised, at the time of its conversion, under the Banking Act 1987 and currently, under the U.K. Financial Services and Markets Act 2000 (the **FSMA**) (which replaced the Banking Act 1987 and other financial services legislation). Prior to the conversion, Northern Rock's activities as a building society were limited by statute primarily to its core business purposes of making residential mortgage loans and accepting retail deposits, with particular restrictions as to the level of wholesale funding it could utilise. Upon conversion to a U.K. bank, and following certain regulatory developments in the U.K. described below under *Supervision and Regulation*, the scope of banking services which Northern Rock may now engage in has been greatly expanded, although Northern Rock intends to remain focused on its core business as described below.

The conversion also resulted in the establishment of The Northern Rock Foundation, a charitable body which is entitled to receive approximately 5 per cent. of the annual consolidated profit before taxation of Northern Rock and holds certain Foundation Shares. See —*The Northern Rock Foundation* below.

On August 1, 2002, Northern Rock acquired Legal & General Bank Limited and Legal & General Mortgage Services Limited, which comprised the retail banking operations of Legal & General plc. On completion, Northern Rock acquired total assets of £1.9 billion, of which £1.5 billion were loans and advances to customers, primarily residential mortgage advances. Northern Rock also obtained £1.2 billion of retail deposit balances. During 2002, the assets, liabilities and operations of these companies were transferred to Northern Rock plc.

Business Overview

Northern Rock is a specialised lender whose core business is the provision of secured residential lending, secured commercial lending and unsecured personal finance in the United Kingdom. Funding is obtained from both on-shore and off-shore personal savings, wholesale markets, from the securitisation of loans and from covered bonds. Income is also generated from the sale of third party insurance products.

Residential mortgage and retail savings products are distributed to retail customers through a diversified distribution network with an emphasis on cost efficiency. The network consists of 72 branches and mortgage centers, postal, telephone and internet operations. A large proportion of Northern Rock's residential mortgage business is sourced indirectly through financial intermediaries, including independent financial advisers and the introducer market.

All lending activities are carried out in the United Kingdom, whereas funding, particularly non-retail funding, is sourced globally.

Strategy of the Group

Efficiency is paramount to the Northern Rock business strategy. Cost efficiency enables competitive pricing for both savings and lending products, leading to volume and income growth supporting further improvements in cost ratios. Capital efficiency is achieved by optimising the use of debt and equity capital as well as by the securitisation of loans.

Northern Rock has well-established strategic targets against which its financial performance is monitored. These targets, which were all achieved on an underlying basis in 2006, are set out in the following table:

		2006 Performance		2005 Performance	
	Strategic Targets	**Reported**	**Underlying**	**Reported**	**Underlying**
Growth in total assets	20% +/- 5%	22.1%	23.9%	27.5%	24.9%
Growth in profits attributable to all shareholders	20% +/- 5%	31.2%	19.1%	(2.8%)	13.6%
Return on equity	20% - 25%	23.5%	21.9%	19.3%	20.8%

Following the introduction of IFRS, the balance sheet and income statement are subject to a certain amount of volatility. This particularly arises from accounting for hedges which although economically effective are deemed under IFRS rules not to be effective for accounting purposes. In addition, volatility arises from fair value movements on derivatives taken out to minimise risk in respect of certain financial liabilities and instruments included in non shareholders' equity which themselves are not subject to fair value treatment. Where appropriate, such volatility is separately identified in *Management's Discussion and Analysis of Financial Condition and Results of Operations* in this Prospectus to enable underlying performance to be separately identified. Underlying total assets also exclude the fair value of derivative instruments due to volatility in such values.

Distribution Network

Northern Rock distributes products through multiple channels, with all channels focused on sales activity and the administration of mortgages and savings products delivered though efficient centralised units. The distribution network is targeted to achieve volume growth, principally in residential mortgage lending and insurance sales, and to support the Group's retail funding objectives. Developments in the network have focused on delivering the needs of both intermediaries and direct customers in a cost-efficient manner.

Key features of the distribution network for the Group's products are set out below:

Intermediaries

Distribution through intermediaries accounted for approximately 89 per cent. of new mortgage lending in 2006 as compared with 90 per cent. in 2005. Northern Rock has developed excellent relationships with both large firms of introducers and "groups" of smaller intermediaries, giving wide access to national mortgage distribution. Depending on the arrangements in place between Northern Rock and a particular intermediary, the intermediary is compensated for introducing mortgage business in line with general market practice. Management expects that strong relationships with intermediaries will continue to be an important element of Northern Rock's distribution strategy.

Northern Rock online

90 per cent. of intermediary business is routed via the Northern Rock Online system. The system allows intermediaries to input their clients' details and obtain instant online decisions before proceeding through to full application. Intermediaries are then updated on the progress of each of their cases via automatic e-mail updates.

Branches

Traditionally, branches were a major source of mortgage lending and retail funding for retail banks. In recent years, Northern Rock achieved volume growth and geographical spread in its core markets through alternative and more cost-efficient distribution means which resulted in a reduction in its branch network, which was located mainly in the North of England. However, there are opportunities to increase sales through branches and Northern Rock intends to open a small number of new outlets in selected geographic locations to take advantage of this potential.

Northern Rock has 72 branches which offer core residential mortgage and retail savings products (excluding postal and telemarketing products), personal lending and third party insurance.

Telemarketing

Telemarketing plays an increasingly important role in generating retail funding and new residential mortgage lending. Northern Rock Direct is a telephone-based direct marketing and selling operation. It sells mortgages and associated third party insurance products through telephone contact with customers initiated by advertising and inclusion of products in "best buy" tables featured in most national and regional newspapers. Northern Rock also operates a standalone mortgage retention unit which is key in retaining existing customers.

Postal retail funding

Postal accounts play an important role in generating new retail funding. Postal funding incorporates ISA products — for those that look for tax efficient savings, Fixed Rate Bonds — for those looking to obtain a longer term guaranteed rate, and Northern Rock's Silver Savings range — for savers over the age of 50.

Offshore retail funding

Since 1996, Northern Rock has enhanced its retail funding franchise by extending distribution geographically into new markets where there are opportunities to grow new business. Northern Rock now operates a branch in Ireland, with an office in Dublin and a subsidiary company, Northern Rock (Guernsey), which is located in the Channel Islands. More recently, Northern Rock extended its retail funding distribution into Continental Europe, opening Northern Rock Savings Bank in Denmark on February 7, 2007.

Regional commercial lending centers

Northern Rock operates a specialist team of development managers and support staff for its commercial lending business and these are based from seven regional commercial lending centers. This team interacts directly with both customers and specialist intermediaries.

Funding

Competition in the retail deposit market, together with the increased level of funding required by Northern Rock to meet its strong asset growth, has meant that pricing for new retail funding in recent years has been less attractive to Northern Rock. See —*Competition* below. As a consequence, greater emphasis has been placed on raising wholesale funds internationally and through the use of securitisation programs.

Northern Rock intends to maintain its retail franchise and will continue to seek new sources of retail funding both in the U.K. and Europe.

Northern Rock has significantly expanded the use of wholesale funding sources in recent years. Wholesale funding sources include funding raised in the capital and money markets through commercial paper and medium-term note programs and the issue of instruments, such as time deposits and certificates of deposits, to banks, other financial institutions and corporate customers.

In addition to retail and wholesale funding sources, securitisation of residential mortgage assets, as a third source of funding, was developed during 1999. As at December 31, 2006, Northern Rock had raised £60.3 billion via its residential mortgage backed securitisation issues, with £17.8 billion completed during 2006. In addition, Northern Rock has also issued two commercial mortgage backed securities transactions totaling £1.1 billion, of which £0.5 billion was outstanding as at December 31, 2006. Further mortgage securitisation issues are planned for 2007 and beyond, with an issue of £6.1 billion residential mortgage backed notes completed in January 2007 and an issue of £4.6 billion residential mortgage backed notes completed in May 2007. See —*Treasury and Wholesale Funding* below for more information regarding Northern Rock's use of securitisation as a funding source. In 2006, Northern Rock increased the size of its covered bond program established in 2004 to €20 billion and raised €4 billion (£2.7 billion) from two benchmark issues. The first quarter of 2007 saw further issuance, including a €1.75 billion public issue and a £250 million private placement. Northern Rock is now increasing the size of its covered bond program to €30 billion. Covered bonds continue to provide further diversification of Northern Rock's investor base while at the same time lengthening the maturity profile of its funding. Northern Rock has issued covered bonds in a range of maturities from 5 to 15 years with a current weighted average maturity of 7.1 years. The covered bonds are secured by a pool of ring-fenced residential mortgages. The majority of the credit risks associated with these loans have subsequently been transferred into the capital markets by means of synthetic securitisation transactions providing further capital benefits.

Competition in both the retail savings and lending markets is likely to remain strong, which can be expected to place continuing pressure on interest margins for the industry as a whole. Northern Rock has addressed this challenge by continuing to grow its income earning assets through competitive pricing, utilising its low cost base. It has also offset overall margin decline by controlled growth of personal unsecured lending and secured commercial lending, both of which earn premium rates of interest, the introduction of innovative, higher margin products and the use of differential product pricing based upon loan-to-value ratios.

Acquisitions

The Board will only consider acquisitions where they are consistent with the Group's business objectives and provide returns which enhance shareholder value.

Lending

During 2006, Northern Rock achieved record levels of total lending. Total gross lending was £32,989 million (as compared to £26,879 million in 2005), an increase of 22.7 per cent. with total net lending of £16,621 million (as compared to £14,555 million in 2005), an increase of 14.2 per cent. Prospects for 2007 are good, with a total opening pipeline of £6,230 million (£5,300 million at January 1, 2006) including a residential lending pipeline of £5,815 million (as compared to £4,779 million at January 1, 2006), an increase of 21.7 per cent.

An analysis of new lending by portfolio is set out in the following table:

	Residential	Commercial	Unsecured	Total
		(£ millions)		
2006				
Gross	28,972	423	3,594	32,989
Net	15,090	40	1,491	16,621
Closing balances	77,292	1,560	7,277	86,129
2005				
Gross	23,618	408	2,853	26,879
Net	13,350	5	1,200	14,555
Closing balances	62,257	1,523	5,789	69,569
2004				
Gross	20,051	499	2,792	23,342
Net	11,383	182	1,367	12,932
Closing balances	49,049	1,516	4,581	55,146

Note: Gross and net lending represents net cash flows excluding fair value adjustments. Closing balances are stated including fair value adjustments.

The composition of Northern Rock's lending portfolios has continued to be low risk. At December 31, 2006, 89.7 per cent. of its loans to customers were residential secured loans (as compared to 89.5 per cent. at December 31, 2005), 1.8 per cent. commercial secured loans (as compared to 2.2per cent. at December 31, 2005) and 8.5 per cent. within its personal unsecured portfolios (as compared to 8 per cent. at December 31, 2005). This mix is not expected to change significantly going forward.

Residential lending

The U.K. residential lending market remained buoyant throughout 2006 resulting in gross lending for the year of £345 billion, an increase of 20 per cent. over the £288 billion seen in 2005. Gross lending associated with house moving represented around 60 per cent. of lending with 40 per cent. driven by remortgage activity. Remortgage activity reflects increased market liquidity following the removal of overhanging early repayment charges. U.K. residential net lending in 2006 at £111 billion represented an increase of 22 per cent. (as compared to £91 billion in 2005), supported by higher levels of house moving and average house price inflation of around 10 per cent.

The Buy to Let market continues to be strong, representing approximately 10 per cent. of U.K. gross residential lending. This market is expected to continue to be supported by demand, particularly from pre-first time buyers, for student accommodation and from migrant workers.

Management expect gross lending in 2007 to be somewhat higher than 2006, with house price inflation broadly in line with increases in earnings. Lending volumes are expected to continue to be supported by favorable economic conditions, healthy volumes of housing transactions, Buy to Let and continued remortgage business. These conditions should provide a substantial and robust gross lending market for Northern Rock to be able to achieve its lending targets.

Structural changes in the residential mortgage market, including the reduction in use of overhanging early repayment charges, certain lenders operating a two tier pricing structure for existing borrowers, competition from alternative, non-traditional sources and low market interest rates, have caused the U.K. residential mortgage market to become heavily commoditised, with competition for business to a large extent driven by price. Management believes that, in this market, borrowers are prepared to transfer their loans to other lenders (re-mortgage) in order to obtain discounted interest rates, fixed interest rates, cashback offers or a combination of these. Therefore, it is expected that, as the market has become increasingly liquid, there are opportunities for profitable growth for those cost efficient lenders, such as Northern Rock, that are able to offer attractive pricing. Accordingly, Northern Rock has introduced and markets a wide range and variety of competitively priced products designed to maintain and increase market share. Northern Rock also rewards loyalty by offering a concessionary discount against its standard variable rate for customers of seven years or more. Northern Rock's market share of redemptions in 2006 was only 5.9 per cent., compared with its share of outstanding balances of 7.1 per cent. at the end of 2006, emphasising Northern Rock's focus on retention of existing customers.

Discounted mortgage products are a common feature in the U.K. market. At the end of the discount period, the loan becomes a standard variable rate loan, the rate being set by Northern Rock by reference to market conditions and U.K. base interest rates as set by the Monetary Policy Committee of the Bank of England.

The U.K. mortgage market has traditionally demanded variable rate products. However, in recent years the demand for short term fixed rate products has fluctuated in response to market expectations of changes in the level of interest rates.

Northern Rock offers a wide range of fixed rate, capped rate and variable rate mortgages. Fixed rate products generally offer a predetermined interest rate for typically two or five years, after which they bear interest at standard variable rates. Capped rates offer a fixed ceiling above which the interest rate cannot rise for a predetermined period. Discounted variable rate mortgages offer a two or three year discount against standard variable rates and may therefore rise or fall as general interest rates change. A cashback mortgage involves a payment of interest at the standard variable rate but the customer receives an upfront cash incentive to take out a loan. In order to mitigate the risk of early repayment associated with discounted mortgage products and other mortgage incentives, Northern Rock, in line with market practice, imposes early repayment charges on most products during an incentive period to protect the profitability of each loan.

Northern Rock also offers a combined secured residential mortgage and unsecured loan with one monthly repayment marketed under the name **Together**. This product is offered as a variable rate or fixed rate product. The Together product allows flexible payments, permitting under or over-payment, payment holidays or re-drawing of over-payments. Such a combination of loan types (also referred to as **credit bundling**) enables Northern Rock to monitor a customer's overall credit position, enhance margins and promote customer retention. During 2006, the secured element of Together lending amounted to £8.3 billion, while the unsecured element of Together lending amounted to £1.3 billion. The Together secured loans account for approximately 23 per cent. of outstanding secured residential balances which management expects to continue in the medium term.

Northern Rock also offers a mortgage product named **Lifetime** aimed at older customers whose residences are not mortgaged. Customers obtaining a Lifetime loan are able to utilise the equity in their homes to obtain a lump sum advance or a monthly income stream which is secured by a first mortgage on their property. Unlike traditional mortgage lending, Lifetime loans have no set repayment date and no monthly loan repayments. Instead, the loan plus accrued interest is repaid from the sale of the property following death, a move into long term care or sheltered accommodation or moving house. Underwriting criteria and the management of risks associated with Lifetime lending also differ from traditional mortgages in that the amount of loan available to a customer is determined by reference to their age and the value of their property. Lifetime loans accounted for 0.9 per cent. of gross new residential lending in 2006.

Northern Rock also offers a **Buy to Let** product which is focused on lending to private investors secured on good quality residential properties with low loan-to-value ratios (or **LTVs**). Such lending accounted for 5.7 per cent. of Northern Rock's December 31, 2006 year-end mortgage portfolio compared to 4.9 per cent. as at December 31, 2005. Gross mortgage lending amounted to 7.3 per cent. of total gross lending in 2006 compared to 7.1 per cent. in 2005.

An analysis of Northern Rock's gross residential mortgage lending by product type over the last three years is shown in the following table.

Analysis of Gross Mortgage Lending by Product Type

	2006	2005	2004
	(%)	(%)	(%)
Fixed rate (up to 2 years)	33	25	46
Fixed rate (over 2 years)	23	29	8
Cashback	—	1	1
Discount	5	8	16
Together	31	29	21
Lifetime	1	1	2
Buy to Let	7	7	6

A normal condition of upfront incentives is that incentive repayment charges are payable by the borrower in the event of repayment within a specified time. The purpose of such charges is to mitigate the risk of early repayment to ensure that Northern Rock achieves the required profitability from each mortgage. Since 2002, and in line with market practice, Northern Rock has increasingly offered products with shorter early repayment charge periods but with consequently lower levels of incentives, as well as tapering early repayment charges which reduce over the early repayment charge period. A **Base Rate Pledge** is also maintained whereby Northern Rock guarantees that the variable rate paid during the early repayment charge period will be the lower of Northern Rock's standard variable rate or the Bank of England's base rate plus an agreed percentage.

Northern Rock has increased its mortgage lending principally due to attractive pricing combined with effective distribution and processing. This growth has been achieved while maintaining arrears levels at December 31, 2006, which were significantly below the U.K. industry average as shown in the following table:

Arrears[1]	Northern Rock	U.K. Industry Average[(2)]
	% of total mortgages	
3-6 months	0.33	0.50
6-12 months	0.09	0.27
Over 12 months	—	0.12
Total	0.42	0.89

Notes:

(1) For additional information regarding historical arrears levels, see "Selected Statistical Information — Analysis of Residential Mortgage Loans in Arrears" below.

(2) Source: Council of Mortgage Lender's figures for the year ended December 31, 2006.

Northern Rock has adopted a low-risk policy to mortgage lending and utilises a sophisticated credit scorecard to assist in minimising credit risk. Credit assessment takes into account, among other things, income multiples, loan to value criteria, credit history and the amount of the loan. As noted above, Northern Rock's policy is for all residential mortgage loans to be first charges on the mortgaged property, and management closely monitors exposure limits based upon loan-to-value ratios, loan size, and geographic distribution within its residential mortgage loan portfolio. For additional information regarding how the Group manages credit risk in connection with new lending, see *Financial Risk Management — Credit Risk* in this Prospectus. The Group's lending practices are consistent with other similar financial institutions operating in the United Kingdom. Such practices differ in certain respects from lending practices of similar institutions operating in the United States. See *Selected Statistical Information — Problem and Non-performing Loans and Advances — Differences in Lending and Accounting Practices* in this Prospectus for additional information.

The proportion of Northern Rock's lending to first-time buyers was 24 per cent. in 2006, compared with 24 per cent. in 2005 and 21 per cent. in 2004. Northern Rock also manages risk through monitoring LTVs. LTVs represent the percentage that a particular mortgage loan relates to the estimated value of the residential property securing such loan. In 2006, the average LTV of Northern Rock's new residential lending was 78 per cent. (compared to 78 per cent. in 2005 and 76 per cent. in 2004). In 2006, lending in excess of 90 per cent. LTV was 22 per cent. (compared with 30 per cent. in 2005 and 23 per cent. in 2004). Northern Rock has almost no loans with an LTV ratio in excess of 95 per cent.. The trend of higher volumes of high LTV lending in 2006 and 2005, together with a reduction in house price inflation in recent years, have resulted in the average indexed LTV of Northern Rock's residential mortgage lending portfolio increasing to 60 per cent. as at December 31, 2006, from 58 per cent. as at December 31, 2004. Northern Rock also avoids large loans with only 5.1 per cent. of new lending above £500,000 in 2006.

In addition to new mortgage loans, Northern Rock offers further secured advances on existing mortgaged property to customers consistent with the lending criteria discussed above.

Commercial secured lending

Northern Rock engages in a limited amount of commercial secured lending. In light of the Basel II Framework capital requirements, Northern Rock is exploring options with regard to the sale of its commercial secured loan book. Northern Rock has a commercial loan portfolio which comprises two types of loans: loans secured on residential property and loans secured on non-residential property. Northern Rock also has securitised certain commercial loans that are secured on non-residential properties in connection with its securitisation program. The amount outstanding in respect of these types of loans at December 31, 2006, was as follows:

Commercial Secured Loans	**£ millions**	**% of adjusted total assets**
Advances secured on residential property[(1)]	1,014	1.0
Advances secured on non-residential property	1,025	1.0
Advances secured on non-residential property, subject to securitisation	535	0.5
Total commercial secured loans	2,574	2.5

Note:

(1) For statutory reporting purposes, these advances are included within advances secured on residential property.

Commercial loans secured on residential property mainly consist of loans to individuals or corporates and residential investment property portfolios. In addition, there is a small historical element of social lending to organisations such as housing associations, also secured on residential property. Commercial loans secured on residential property attract the same regulatory risk weighting as advances to owner-occupiers secured on residential property if lending to an individual, or an increased regulatory risk weighting if lending to a corporate body.

Loans secured on non-residential property consist of more traditional types of commercial secured lending. Such loans represent loans to individuals or corporations to support investment in properties mainly for retail, office or industrial use. Loans secured on non-residential property have traditionally carried higher risk of default and accordingly carry a higher regulatory risk weighting than loans secured on residential property. As noted above, certain loans secured on non-residential property were securitised by Northern Rock during 2002. As at December 31, 2006, the balance of such loans amounted to £535 million.

Northern Rock closely monitors and controls the risks involved in commercial lending, specialising in lending to the investment property sector. The maximum LTV ratio for a commercial loan will depend on the quality of the borrower, tenants and assets. Close attention is also given to the borrower's ability to service the loan as well as the terms of underlying leases of tenants. In addition to individual loan underwriting criteria and management, Northern Rock has closely monitored portfolio exposure limits to control exposure to individual sectors, LTV, loan size and interest only periods.

Northern Rock's commercial loan portfolio continues to perform well with only seven loans (representing 0.31 per cent. of the total number of commercial loans) three months or more in arrears on December 31, 2006, as compared to ten loans (representing 0.42 per cent. of the total number of commercial loans) three months or more in arrears at December 31, 2005.

Personal unsecured lending

The Group also engages in personal unsecured lending. For the year ended December 31, 2006, gross lending attributable to personal unsecured loans was £3,594 million (of which £1,262 million related to Together unsecured loans, and £2,332 million to stand-alone personal unsecured loans), as compared to £2,853 million for 2005. Year-end balances of personal unsecured lending totaled £7,277 million at December 31, 2006 compared with £5,789 million at December 31, 2005. Personal unsecured lending is considered to be an area of potential profitable growth for Northern Rock, particularly for such lending made as part of the Together product which is considered to be a lower risk unsecured loan product as supported by its arrears performance.

The Group outsources the processing and administration of part of its standalone personal unsecured loan portfolio to Ventura, a U.K. company and part of the Next Group plc, which receives an administration fee. Northern Rock underwrites, prices and funds the loans, earning premium rates of interest compared to residential mortgage lending. Additional fee income is generated from the relationship with the customer through the sale of payment protection insurance. The Together unsecured loans are administered in-house.

Personal unsecured lending carries more risk than residential mortgage lending and accordingly carries a 100 per cent. risk weighting for purposes of determining the Group's regulatory capital requirements. Default risk on personal unsecured lending is greater because such lending is unsecured. In order to mitigate such risks, Northern Rock uses a sophisticated credit scorecard designed to evaluate the borrower's ability to repay the loan. In addition, Northern Rock imposes a maximum limit on the size of personal unsecured loans and encourages customers to take out payment protection insurance. See *Financial Risk Management — Credit Risk* in this Prospectus for additional information regarding how the Group addresses credit risk in connection with new lending. At the end of 2006, only 1.09 per cent. of unsecured personal loans were three months or more in arrears, and only 0.85 per cent. of Together unsecured accounts were three months or more in arrears as compared with 0.98 per cent. and 0.78 per cent., respectively, at the end of 2005.

Insurance

In conjunction with its core business of providing residential mortgage loans, the Group is also involved in general insurance distribution, life assurance distribution and the provision of mortgage indemnity insurance.

General insurance distribution

Northern Rock distributes a limited range of household building and contents and payment protection insurance products, primarily to its residential mortgage customers, through third party providers. Under arrangements with third party providers, Northern Rock receives a commission on policies sold, but does not take any underwriting risk from policies. Building and contents policies are provided through an exclusive arrangement with Axa Insurance, a member of the Axa Group of companies. The Group also distributes payment protection products for mortgage and unsecured lending customers underwritten by Legal and General Insurance Limited and Pinnacle Insurance plc respectively, for which the Group receives commissions.

Commissions from general insurance sales provide an important source of non-interest income for the Group. The Group's strategy in general insurance is to continue to act solely as a distributor of a range of flexible insurance products, maintaining its existing insurance customer book through an active retention strategy and improving its sales to new borrowers and other customers. Management believes that strong competition in the market, particularly from direct insurance providers, will continue. In confronting this competition, Northern Rock's relationships with its third party providers should enable it to retain product and pricing flexibility and participate in profits without underwriting risk.

Life assurance distribution

The Group has a close relationship with Legal & General, a leading U.K. life assurance provider. Northern Rock's residential mortgage customers are routinely referred to Legal & General for advice on life assurance products, including endowment products. Northern Rock receives a commission for introducing these customers to Legal & General. Northern Rock plans to continue to act as an introducer for Legal & General.

Other Activities

Personal banking

Northern Rock provides a limited range of money transmission facilities, including check guarantee and debit cards, to its current account customers. At December 31, 2006, the Group had approximately 145,000 current accounts with balances of £233 million. Northern Rock's customers also have access to approximately 19,000 automated teller machines (**ATMs**) through the LINK network in the United Kingdom which allows Northern Rock customers to engage in limited money transmission transactions at certain financial institutions other than Northern Rock.

Mortgage indemnity guarantee insurance

NORMIC is the Group's captive insurance company based in Guernsey. Up to December 31, 2002 NORMIC provided mortgage indemnity guarantee insurance to Northern Rock in the event of losses being incurred following repossession of a property from a defaulting borrower. As from January 1, 2003 Northern Rock ceased purchasing mortgage indemnity guarantee insurance from NORMIC. Existing cover remains in force, although coverage for mortgage loans is cancelled in the event that a further advance is granted with respect to those mortgage loans.

Retail Funding

At December 31, 2006, Northern Rock had retail funding deposits of £22.6 billion, representing a market share of approximately 1.8 per cent. of U.K. retail savings balances, based upon Bank of England statistics. Net new retail funding in 2006 amounted to £2,527 million, including interest credited of £577 million. Retail funding represented 24 per cent. of total funding, including securitised bonds, of the Group at December 31, 2006. Northern Rock intends that loans and advances not subject to securitisation will be funded in the medium term at least 50 per cent. by retail funding.

Northern Rock provides a wide range of retail savings products, including demand deposit accounts, notice accounts and short term fixed rate bonds. In addition, Northern Rock provides tax efficient accounts (ISAs) and tracker accounts on which interest rates are automatically linked to U.K. bank base rates, as set by the Monetary Policy Committee of the Bank of England from time to time. Funding during the year was largely into Northern Rock's Silver Savings account for the over 50s, launched in September 2004 and supplemented in 2005 by the introduction of a 30 day notice account. For a discussion of how Northern Rock manages exposure to interest rate movements when there is a mismatch between interest rate sensitive assets (such as loans) and liabilities (such as retail deposits), see *Financial Risk Management — Market Risk — Interest Rate Risk* and— *Interest Rate Sensitivity Cap* below.

Management believes that the primary determinant for attracting retail savings is the interest rate offered to savers. Accordingly, Northern Rock pursues a strategy of launching competitive products, utilising its cost advantage. It gathers retail funds from a number of sources, namely its branch network, postal accounts, offshore accounts (administered in Guernsey and Ireland), telephone accounts gathered by its Save Direct division and internet-based deposit accounts. In February 2007, Northern Rock extended its retail funding distribution into Continental Europe, opening Northern Rock Savings Bank in Denmark.

The table below provides information regarding the various types of accounts through which the Group obtained retail funds as at December 31, 2006, 2005, and 2004:

	At December 31,		
	2006	2005	2004
	(£ millions)		
Branch accounts	5,572.8	5,114.7	3,084.4
Postal accounts	10,201.2	8,714.3	7,554.5
Offshore accounts	3,613.7	2,965.4	2,499.4
Telephone accounts	527.5	698.6	896.3
Internet accounts	2,224.9	2,047.9	2,503.4
Legal & General branded accounts	490.9	563.5	752.2
Total retail balances	22,631.0	20,104.4	17,290.2

In response to consumer concerns over industry practices relating to the introduction of new savings products, Northern Rock operates a **Savings' Pledge**. The Savings' Pledge is designed to ensure that Northern Rock's retail savings customers receive notifications and other important information significantly in excess of the industry standards and those required to comply with the U.K. Banking Code. The Savings' Pledge assures that Northern Rock's retail savings' customers are notified in writing every time Northern Rock makes a change to the interest rate on their accounts, launches a new savings product which is available to the majority of them, or changes the terms and conditions on their accounts. Any decreases in rates of interest paid will be introduced only after a period equivalent to any notice period on the account affected. Management believes that the Savings' Pledge gives Northern Rock a competitive advantage in the U.K. retail savings market.

The U.K. retail savings market has been subject to strong competition. During the late 1990s and 2000, new entrants such as insurance companies and certain retailers increased competition and since then competition has been maintained by the introduction of stand alone internet banks or brands. The effect of such competition has been an increase in the relative cost of retail funds and especially for new retail funds. Consequently, Northern Rock has funded its asset growth primarily through the wholesale markets, securitisation and covered bonds while maintaining its market share of retail funds. Management expects this funding strategy to continue throughout 2007.

Treasury and Wholesale Funding

The Treasury department provides treasury services to the Group. It has three main objectives: (i) to manage the Group's liquidity and investments, (ii) to raise funds through the wholesale, covered bond and securitisation markets and (iii) to manage interest rate and currency risks. Total investment income from the Group's liquidity and investment activities amounted to £524.3 million for the year ended December 31, 2006, £472.9 million for the year ended December 31, 2005 and £410.3 million for 2004. Income from these activities accounted for 10.2 per cent. of total income for the year ended December 31, 2006, 11.3 per cent. of total income for 2005 and 12.7 per cent. of total income for 2004.

Northern Rock raises wholesale funds from a variety of sources, including time deposits, certificates of deposit, commercial paper and medium-term notes. Funding from wholesale, covered bond and securitisation markets, excluding subordinated liabilities, amounted to £70.7 billion at December 31, 2006, representing 75.7 per cent. of total funding.

Treasury aims to achieve a diversified source of wholesale funding both geographically and by categories of investors, as well as a range of maturities to prevent dependence on any particular funding sector. With regard to the geographical distribution of wholesale funding sources, a variety of programs are currently in place to raise both short-term and long-term funding globally, although principally in the U.S. and Euro capital markets. With regard to categories of investors, such programs currently can access both institutional and retail investors in the Euro, French and Canadian Euro medium-term note market, as well as institutional investors in the commercial paper and medium-term note markets in the United States. Key developments during 2006 included the establishment of an Australian debt program, raising Australian dollars 1.2 billion from the inaugural issue. This transaction was the largest debut deal in that market for a single A rated financial institution targeted at both domestic Australian investors and the Far East.

Since 1999, Northern Rock has been a major issuer of securitised bonds. Securitisation involves the sale of residential mortgage loans by Northern Rock at par to special purpose securitisation companies, which fund their purchase through the issuance of mortgage backed securities. Northern Rock also makes interest bearing subordinated loans to the special purpose companies, the repayments of which are subordinated to the claims of the holders of the mortgage-backed securities. Other than the subordinated loan and the provision of mortgage indemnity guarantee insurance via a subsidiary company, with respect to certain of the securitised mortgage loans originated before January 1, 2003 (see *—Other Activities—Mortgage Indemnity Guarantee Insurance*), Northern Rock does not guarantee any of the liabilities of the special purpose companies.

In November 2005, Northern Rock completed its first Whinstone transaction transferring around 80 per cent. of the reserve fund risk relating to pre-2005 Granite residential mortgage securitisations to third party investors, therefore reducing the potential exposure to downturn credit risk. On June 20, 2006, a second Whinstone transaction was completed. These transactions reduce the level of core capital required under credit rating assessments of required capital as well as the regulatory capital deduction in respect of the reserve funds, thereby enhancing capital efficiency and more closely aligning regulatory and credit rating capital; an important step in advance of the Basel II Framework. By retaining a small portion of the first loss, Northern Rock continues to align the interests of securitisation investors and the Company and demonstrates its confidence in the credit performance of the mortgage portfolios.

The following table sets out details of Northern Rock's securitisation issues:

Securitisation Company	**Date**	**Gross assets securitised (£ millions)**
Residential:		
Granite Mortgages 99-1 plc	October 1, 1999	600
Granite Mortgages 00-1 plc	March 1, 2000	750
Granite Mortgages 00-2 plc	September 25, 2000	1,300
Granite Mortgages 01-1 plc	March 26, 2001	1,500
Granite Mortgages 01-2 plc	September 28, 2001	1,500
Granite Mortgages 02-1 plc	March 20, 2002	2,420
Granite Mortgages 02-2 plc	September 23, 2002	2,748
Granite Mortgages 03-1 plc	January 21, 2003	3,010
Granite Mortgages 03-2 plc	May 21, 2003	2,495
Granite Mortgages 03-3 plc	September 24, 2003	2,225
Granite Mortgages 04-1 plc	January 28, 2004	3,472
Granite Mortgages 04-2 plc	May 26, 2004	3,650
Granite Mortgages 04-3 plc	September 22, 2004	4,000
Granite Master Issuer plc	Various	30,628
Commercial:		
Dolerite Funding No. 1 plc	June 24, 2002	500
Dolerite Funding No. 2 plc	July 18, 2005	600
Whinstone Capital Management Limited	November 9, 2005	423

Note:

(1) A further £9,020 million of assets have been securitised via Granite Master Issuer plc since December 31, 2006.

Securitisation provides Northern Rock with an alternative source of funding which is also capital efficient. Management intends to continue to use securitisation as a funding source during 2007 and beyond. In 2007, further securitisations of £6.1 billion and £4.6 billion of residential mortgages have been completed in January and May, respectively.

The Group invests in a wide range of liquid assets, including fixed deposits, certificates of deposits, commercial paper, gilts, floating rate notes and structured investments to meet regulatory requirements and agreed operational limits. The Group does not currently operate trading portfolios, although income maximisation is targeted and profits are taken when opportunities arise. At December 31, 2006, 97 per cent. of treasury counterparty exposures were rated single A or better. There is no exposure to emerging markets or non-investment grade debt.

In 2006, Northern Rock increased the size of its covered bond program established in 2004 to €20 billion and raised €4 billion (£2.7 billion) from two benchmark issues. The first quarter of 2007 saw further issuances, including a €1.75 billion public issue and a £250 million private placement. Covered bonds continue to provide further diversification of the investor base while at the same time lengthening the maturity profile of funding. Northern Rock has issued covered bonds in a range of maturities from 5 to 15 years with a current weighted average maturity of 7.1 years. The covered bonds are secured by a pool of ring-fenced residential mortgages. The majority of the credit risks associated with these loans have subsequently been transferred into the capital markets by means of synthetic securitisation transactions providing further capital benefits.

Treasury provides risk management services to the Group and makes use of off-balance sheet instruments such as swaps, futures and options, which reduce the Group's exposure to changes in interest rates and currency rates. See *Financial Risk Management* in this Prospectus for further details of risk management.

Capital Expenditures and Divestitures

Northern Rock, consistent with its core business of U.K. residential mortgage lending, has not undertaken significant capital expenditures (other than for head office expansion) or divestitures over the prior three year period. A summary of capital expenditures is set out in the following table.

	2006	2005	2004
		(£ millions)	
Land & Buildings	19.3	9.4	28.7
Plant, equipment, fixtures, fittings & vehicles	17.6	17.7	9.6
Computer software	22.4	21.8	22.1
Total	59.3	48.9	60.4

Northern Rock is expanding its main head office building in the North East of England. The total property costs associated with such building amounted to £39.5 million over the three years ended December 31, 2006.

Capital divestitures over the prior three year periods are set out in the following table:

	2006	2005	2004
		(£ millions)	
Land & Buildings	—	4.2	4.2
Plant, equipment, fixtures, fittings & vehicles	0.8	1.0	1.5
Computer software	—	—	—
Total	0.8	5.2	5.7

Northern Rock does not currently have any material capital divestitures in progress.

The Northern Rock Foundation

In connection with the conversion of Northern Rock to a public limited company on October 1, 1997, The Northern Rock Foundation was established as an independent charitable company limited by guarantee in England and Wales. The establishment of The Northern Rock Foundation was intended to express Northern Rock's commitment to its mutual history and to the region from which its business has drawn much of its strength. The Northern Rock Foundation has as its primary objective helping to improve the conditions of people disadvantaged by age, infirmity, poverty or other circumstances. Pursuant to a deed of covenant entered into by Northern Rock, The Northern Rock Foundation is entitled to receive 5 per cent. of Northern Rock's annual consolidated profit before tax. The Northern Rock Foundation has received non-voting and non-dividend paying **Foundation Shares** which would convert into just under 15 per cent. of the ordinary share capital of Northern Rock only in certain circumstances, principally involving a change in control of Northern Rock, in which event the deed of covenant would terminate.

Employees

The average number of persons employed by Northern Rock and its subsidiaries during the last three years is set forth below:

	Full Time Employees			Part Time Employees		
	2006	2005	2004	2006	2005	2004
Northern Rock core businesses	4,811	4,569	3,916	1,125	1,210	1,064

Legal Proceedings

Northern Rock and its subsidiaries are party to various legal proceedings in the ordinary course of business, the ultimate resolutions of which are not expected to have a material adverse effect on the business, financial position or results of operations of the Group.

Enforcement of Civil Liabilities

Northern Rock is a public limited company incorporated and registered in England and Wales. All of its directors and executive officers are non-residents of the United States. All or a substantial portion of the assets of such non-resident persons and of Northern Rock are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or Northern Rock or to enforce them against them in United States courts' judgments obtained in such courts predicated upon civil liability provisions of the federal securities laws of the United States. Northern Rock has been advised by its English counsel that there is doubt as to the enforceability in the United Kingdom, in original actions or in actions for the enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal securities laws of the United States.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is based on the consolidated financial statements of the Group incorporated by reference herein. This section contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See *Forward-Looking Statements* in this Prospectus. As a consequence of the introduction of IFRS, the balance sheet and income statement are subject to a certain amount of volatility particularly from the accounting for hedges deemed under IFRS rules not to be effective for accounting purposes, plus volatility arising from fair value movements on derivatives taken out in respect of certain financial liabilities and instruments included in non shareholders' equity which themselves are not subject to fair value treatment. Where appropriate, such volatility is excluded in the discussion below to enable management's view of underlying performance to be separately identified. Adjusted GAAP figures utilised in certain tables in this section and elsewhere in this Prospectus reflect the non-recurring nature of certain items to aid compatibility between years. Unless as otherwise disclosed, all data presented below in the tables represents reported statutory information.

Critical Accounting Estimates

Critical accounting estimates are defined as those accounting policies that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Management believes that of its critical accounting estimates, the following represent the Group's critical estimates.

Impairment losses on loans and advances

Individual impairment losses on loans and advances are calculated based on an individual valuation of the underlying asset. Collective impairment losses on loans and advances are calculated using a statistical model. The key assumptions used in the model are the probability of any account going into default in the next twelve months, the loss incurred in the event of possession or write off, the roll rates of borrowers moving from lower levels of arrears to serious arrears and possession or write off, and the time period from the date of the event causing the loss to the date of realisation of the property or write off. The probability of accounts going into default is based on application and behavioral scorecards, which are regularly recalibrated to take account of current circumstances. These key assumptions are based on observed data from historical patterns from lending over previous years and are updated regularly based on new data as it becomes available. In addition, management considers how appropriate past trends and patterns might be in the current economic situation and makes any adjustments that it believes to be necessary to reflect current conditions. The accuracy of the impairment calculation would therefore be affected by unexpected changes to the economic situation, inaccuracies within the models used compared to actual outcomes and assumptions which differ from actual outcomes. To the extent that the loss given default differs by +/- 10 per cent., the impairment allowance for 2006 would be an estimated £9.4 million higher (as compared to £12.1 million in 2005) or £10.1 million lower (as compared to £12.0 million in 2005), respectively.

Fair value calculations

Fair value is defined as the value at which assets, liabilities or positions could be closed out or sold in a transaction with a willing and knowledgeable counterparty. For the majority of instruments carried at fair value, these are determined by reference to quoted market prices. Where these are not available, fair value is based upon cash flow models, which use wherever possible independently sourced market parameters such as interest rate yield curves, currency rates and option volatilities. Other factors are also considered, such as counterparty credit quality and liquidity. Management must use judgment and estimates where not all necessary data can be externally sourced or where factors specific to Northern Rock's holdings need to be considered. The accuracy of the fair value calculations would therefore be affected by unexpected market movements, inaccuracies within the models used compared to actual outcomes and incorrect assumptions. For example, if management were to use a tightening in the credit spread of 10 basis points, the fair values of liabilities and derivatives would increase from the reported fair values by £97.2 million (as compared to £83.8 million in 2005).

Average life of secured lending

IAS 39 requires interest earned from mortgage lending to be measured under the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset.

Management must therefore use judgment to estimate the expected life of each instrument and hence the expected cash flows relating to it. The accuracy of the effective interest rate would therefore be affected by unexpected market movements resulting in altered customer behavior, inaccuracies in the models used compared to actual outcomes and incorrect assumptions. If the estimated average life of secured loans were increased or reduced by one month, the value of such loans on the balance sheet would be increased or decreased by £12.5 million (as compared to £9.7 million in 2005) and £13.1 million (as compared to £10.4 million in 2005), respectively.

Pension benefits

The present value of the pensions obligations is dependent upon an actuarial calculation which includes a number of assumptions. These assumptions include the discount rate, which is used to determine the present value of the estimated future cash outflows that will be required to meet the pension obligation. In determining the appropriate discount rate to use, the Group considers market yields of high quality corporate bonds denominated in sterling that have terms to maturity approximating the terms of the pension liability. Were this discount rate to reduce by 0.1 per cent. or increase by 0.1 per cent. from the current management estimate, the carrying value of the pension obligations would be an estimated £8.7 million higher (as compared to £6.6 million in 2005) or £8.5 million lower (as compared to £6.6 million in 2005), respectively.

Results of operations for the year ended December 31, 2006, compared with the year ended December 31, 2005.

As a consequence of the introduction of IFRS, the balance sheet and income statement are subject to a certain amount of volatility, particularly from the accounting for hedges deemed under IFRS rules to be ineffective, plus volatility arising from fair value movements on derivatives taken out in respect of certain financial liabilities and instruments included in non shareholders' equity which themselves are not subject to fair value treatment. Where appropriate, such volatility is excluded in the discussion below to enable management's view of underlying performance to be separately identified.

Summary income statements shown on a reported statutory basis and on an underlying basis for 2006 and 2005 are set out as follows:

	2006		
	Statutory	**Adjustments**	**Underlying**
		(£ millions)	
Net interest income	849.1	(26.1)	823.0
Other income	152.8	—	152.8
Net hedge ineffectiveness and other unrealised fair value gains and losses[(1)]	14.9	(14.9)	—
Total income	**1,016.8**	**(41.0)**	**975.8**
Administrative expenses	(277.5)	—	(277.5)
Covenant to The Northern Rock Foundation	(31.4)	2.0	(29.4)
Operating expenses	(308.9)	2.0	(306.9)
Impairment losses on loans and advances	(81.2)	—	(81.2)
Profit before taxation	**626.7**	**39.0**	**587.7**
Income tax expense	(183.7)	11.5	172.2
Profit for the year	**443.0**	27.5	415.5
Attributable to:			
Appropriations	48.5	—	48.5
Profit attributable to equity shareholders	394.5	27.5	367.0
Total	**443.0**	**27.5**	**415.5**
Earnings per share (pence)	94.6p		88.1p

Note:

(1) The income statement shows "Net hedge ineffectiveness and other unrealised fair value gains and losses" as a positive figure of £14.9 million. This amount increases to a positive figure of £41.0 million after the cost of interest implicit in forward exchange contracts is transferred to underlying net interest income.

	2005		
	Statutory	Adjustments	Underlying
		(£ millions)	
Net interest income	752.3	(45.5)	706.8
Other income	129.0	—	129.0
Net hedge ineffectiveness and other realised fair value gains and losses	(56.4)	56.4	—
Total income	**824.9**	**10.9**	**835.8**
Administrative expenses	(294.4)	—	(294.4)
Covenant to The Northern Rock Foundation	(24.7)	(0.5)	(25.2)
Operating expenses	(274.1)	(0.5)	(274.6)
Impairment losses on loans and advances	(56.6)	—	(56.6)
Profit before taxation	**494.2**	10.4	504.6
Income tax expense	(144.9)	(3.0)	(147.9)
Profit for the year	**349.3**	**7.4**	**356.7**
Attributable to:			
Appropriations	48.6	—	48.6
Profit attributable to equity shareholders	300.7	7.4	308.1
Total	**349.3**	**7.4**	**356.7**
Earnings per share (pence)	72.5p		74.3p

Underlying results include the interest related fair value movements on forward exchange contracts and all periodic interest settlements on all derivative contracts, whether or not designated within an accounting hedge relationship. Excluded from underlying results is the impact of hedge accounting ineffectiveness on derivatives and associated hedged items where fair value hedge accounting has been obtained, gains and losses on non-hedging derivatives and translation gains and losses on underlying instruments in economic hedging relationships.

Overview

2006 reported statutory profit before taxation for the year increased by 26.8 per cent. to £626.7 million with profit attributable to equity shareholders increasing by 31.2 per cent. to £394.5 million. On the same basis return on equity was 23.5 per cent. (as compared to 19.3 per cent. in 2005) and the return on mean risk weighted assets was 1.38 per cent. (as compared to 1.22 per cent. in 2005).

Based upon 2006 underlying results and the 2005 underlying results, profit before taxation increased by 16.5 per cent. to £587.7 million with profit attributable to equity shareholders increasing by 19.1 per cent. to £367.0 million. On the same basis return on equity was 21.9 per cent. (as compared to 20.8 per cent. in 2005) and the return on mean risk weighted assets 1.28 per cent. (as compared to 1.26 per cent. in 2005).

Lending

During 2006, Northern Rock achieved record levels of total lending. Total gross lending was £32,989 million, an increase of 22.7 per cent. (as compared to £26,879 million in 2005), with total net lending of £16,621 million, an increase of 14.2 per cent. (as compared to £14,555 million in 2005). Prospects for 2007 are good, with a total opening pipeline of £6,230 million as at January 1, 2007 (as compared to £5,300 million as at January 1, 2006) including a residential lending pipeline of £5,815 million (as compared to £4,779 million in 2005), an increase of 21.7 per cent.

The composition of Northern Rock's lending portfolios has continued to be low risk. At December 31, 2006, 90 per cent. of Northern Rock's loans to customers were residential secured loans (as compared to 90 per cent. at December 31, 2005), 2 per cent. commercial secured loans (as compared to 2 per cent. in 2005) and 8 per cent. within Northern Rock's personal unsecured portfolios (as compared to 8 per cent. at December 31, 2005). This mix is not expected to change significantly going forward.

The U.K. residential lending market remained buoyant throughout 2006 resulting in gross lending for the year of £345 billion, an increase of 20 per cent. over the £288 billion seen in 2005. Gross lending associated with house moving represented around 60 per cent. of lending with 40 per cent. driven by remortgage activity. Remortgage activity reflected increased market liquidity following the removal of overhanging early repayment charges. U.K. residential net lending in 2006 at £111 billion represented an increase of 22 per cent. (as compared to £91.3 billion in 2005) supported by higher levels of house moving and average house price inflation of around 10 per cent.

The buy to let market continues to be strong, representing approximately 10 per cent. of U.K. gross residential lending. This market will continue to be supported by demand, particularly from pre first time buyers, for student accommodation and from migrant workers.

Residential mortgage lending represents Northern Rock's core activity and accounts for 90 per cent. (equivalent to 90 per cent. in 2005) of loans to customers. Northern Rock consistently achieves high levels of residential lending, which has resulted in a market share of net residential lending at around twice natural share of stock.

Northern Rock achieved gross residential lending of £28,972 million (as compared to £23,618 million in 2005) and net residential lending of £15,090 million (as compared to £13,350 million in 2005), representing increases of 22.7 per cent. and 13.0 per cent., respectively.

Northern Rock's residential lending performance shows the success at growing gross market share and containing levels of redemptions through its customer retention process and fair and transparent policy of allowing existing customers, subject to their contractual terms, to transfer their loan to any product available to new borrowers. Northern Rock's approach to customer retention, which management believes is unique amongst the major volume mortgage lenders, means that it does not need to significantly grow its gross lending volumes from new customers to achieve its stated asset growth targets. Northern Rock intends to improve its retention performance in respect of home movers both for direct business and through intermediaries.

Northern Rock's distribution network continues to evolve as its business grows. In 2006, 89 per cent. of its mortgage business was sourced via the intermediary market (as compared to 90 per cent. in 2005) with 90 per cent. of this business being conducted on-line by the end of the year, benefiting service levels and operational efficiency. Northern Rock will continue to develop its on-line facilities and intends to roll out e-commerce options for direct and product transfer customers during 2007.

Northern Rock will continue to strengthen its key account relationships with major intermediary groups as well as opening opportunities with new intermediaries. At the same time, it intends to increase the branch sales network to up to 100 branches over the next 3 to 4 years, with new branches in major centres of population. Northern Rock will also continue to invest in its Northern Rock Direct telephone operation to enhance Northern Rock's direct lending activities.

Northern Rock offers customers a wide range of innovative and attractive products comprising lifestyle products and traditional price-led products with a planned mix of approximately 40 per cent. and 60 per cent. of new lending respectively. Most of its products have inbuilt flexibility giving customers the opportunity to overpay, make redraws and, subject to advance agreement and after a qualifying period, take payment holidays, provided that their account is fully up to date.

Northern Rock's lifestyle products, which are margin enhancing, comprise its Together family of products, Lifetime and residential Buy to Let mortgages. The Together products combine a secured and unsecured loan at one interest rate and one monthly payment. The Lifetime range is aimed at homeowners aged 60 and over who wish to utilise equity in their homes to enhance their lifestyle. Residential Buy-to-Let lending is focused on lending to small portfolio borrowers rather than single applicant landlords.

Of its traditional price-led mortgage products, fixed rate mortgages remained the most popular with 33.0 per cent. (as compared to 25.3 per cent. in 2005) of total new lending accounted for by short term fixed rate products up to two years, and 22.5 per cent. (as compared to 28.8 per cent. in 2005) by longer term fixed rate products, normally up to five years. The increased demand for short term fixed rate products reflected customer demand for protection against anticipated increases in interest rates.

Overall, the profile of new lending has remained low risk despite strong growth in volumes. Lending to first time buyers remained stable as a proportion of new lending at 24 per cent. (as compared to 24 per cent. in 2005), a reduction from the first half of 2006 at 27 per cent., as Northern Rock adjusted its risk appetite. 76 per cent. (equal to 76 per cent. in 2005) of new customers continued to have a proven mortgage payment track record. Consistent with this trend, the average Loan to Value (**LTV**) ratio of new lending in 2006 has remained the same as in 2005 at 78 per cent.. New lending at or below 90 per cent. LTV improved to 78 per cent. (as compared to 70 per cent. in 2005) of completions. The average indexed LTV of the mortgage book at the year end was 60 per cent. (as compared to 58 per cent. in 2005) which continues to provide strong cover in the event of default. In line with house price increases, Northern Rock's exposure to large loans has increased, with 5.1 per cent. of new loans by value over £500,000 (as compared to 3.4 per cent. in 2005). The credit risk on this lending remained strong with such loans attracting an average LTV of only 73 per cent.. New lending continued to be geographically spread across the U.K. in line with the demographics of the population.

Northern Rock offers mortgage products for the near-prime, sub-prime and self-certified markets on behalf of Lehman Brothers, which commenced in March 2007. Northern Rock does not take any credit risk nor do they administer the loans post completion, but will generate income for their origination. By offering such products, Northern Rock will complement existing product portfolio and gain access to mortgage intermediaries with whom they currently have no relationship, thereby expanding their distribution network.

Retail funding

Total retail deposit balances for 2006 increased by £2,527 million to £22.6 billion, an increase of 12.6 per cent. from £20.1 billion at December 31, 2005. This increase comprised a net inflow of retail funds for 2006 of £1,950 million plus interest credited of £577 million.

Funding during the year was largely into Northern Rock's Silver Savings accounts, which are available on-line, via post and through its branch network, Fixed rate bonds and Northern Rock's Irish based accounts. In 2006, balances in Northern Rock's Ireland operation rose to £1,520 million (as compared to £1,025 million in 2005), with £2,094 million (as compared to £1,940 million in 2005) in its Guernsey based off-shore subsidiary. In February 2007, Northern Rock launched a new retail funding operation in Denmark, supplementing its diverse retail franchise.

Non-retail funding

Total net non-retail funding for 2006 amounted to £2,876 million, with balances at December 31, 2006 amounting to £24.2 billion, compared with £22.3 billion at December 31, 2005. Northern Rock's non-retail funding provides a balanced mixture of short and medium term funding with increasing diversification of its global investor base. Following substantial inflows from securitisation during the first half, Northern Rock repaid net £2.3 billion, mainly short term funds. In the second half of 2006, Northern Rock raised a net £5.2 billion, leading to a full year net funding of £2.9 billion for 2006.

During the year, Northern Rock raised £3.2 billion medium term wholesale funds from a variety of globally spread sources, with specific emphasis on the U.S., Europe, Asia and Australia. This included two transactions sold to domestic U.S. investors totaling U.S.$3.5 billion. In January 2007, Northern Rock raised a further U.S.$2.0 billion under its U.S. MTN program and in March 2007, a further €1.0 billion under its EMTN program.

Key developments during 2006 included the establishment of an Australian debt program, raising A$1.2 billion from the inaugural issue. This transaction was the largest debut deal in that market for a single A rated financial institution targeted at both domestic Australian investors and the Far East.

Securitisation

Funding through securitisation has remained an important part of Northern Rock's funding strategy. During 2006, four residential mortgage-backed issues were completed raising £17.8 billion gross (£10.5 billion net) through Northern Rock's Granite vehicles. The characteristics of the mortgages securitised, in terms of product type, LTV and geographic distribution remain similar to those of Northern Rock's non-securitised mortgages. Northern Rock continues to diversify its investor base, aided by comprehensive global investor roadshows. The Granite issuances continue to price at lower spreads than earlier deals and significantly below maturing older deals.

In 2007 to date, Northern Rock has completed a £6.1 billion residential mortgage-backed securitisation issue in January and a £4.6 billion residential mortgage-backed securitisation in May.

At December 31, 2006, securitised notes amounted to £40.2 billion (as compared to £31.2 billion in 2005), representing 43 per cent. (as compared to 40 per cent. in 2005) of Northern Rock's total funding portfolios. Management expect this proportion to stay broadly stable going forward.

Covered bonds

In 2006, Northern Rock increased the size of its covered bond program established in 2004 to €20 billion and raised €4 billion (£2.7 billion) from two benchmark issues. The first quarter of 2007 saw further issuances, including a €1.75 billion public issue and a £250 million private placement. Northern Rock is now increasing the size of its covered bond programme to €30 billion. Covered bonds continue to provide further diversification of Northern Rock's investor base while at the same time lengthening the maturity profile of its funding. Northern Rock has issued covered bonds in a range of maturities from 5 to 15 years with a current weighted average maturity of 7.1 years. The covered bonds are secured by a pool of ring-fenced residential mortgages. The majority of the credit risks associated with these loans have subsequently been transferred into the capital markets by means of synthetic securitisation transactions providing further capital benefits.

Underlying net interest income and underlying total income

The introduction of IFRS resulted in significant changes in the presentation and reporting of interest and non-interest income. Upfront lending fees are now spread over the expected life of a loan and included in interest income, resulting in a deferral of reported income. Introducer fees are also now recognised within interest income and spread over the expected life of a loan, rather than, as previously, the life of the customer relationship, resulting in an acceleration of the recognition of the cost. Mortgage incentives continue to be offset against interest income but are now spread over the expected life of a loan rather than over the early repayment charge period. In addition, following the re-classification of certain instruments from debt to equity, the coupon payable on these instruments is now excluded from interest expense and is treated as an appropriation.

The following table shows net interest income and total income on a reported statutory (excluding hedge ineffectiveness) and underlying basis for 2006 and 2005.

	2006		2005	
	Statutory	**Underlying**	**Statutory**	**Underlying**
		(£ millions)		
Net interest income	849.1	823.0	752.3	706.8
Other income	152.8	152.8	129.0	129.0
Net hedge ineffectiveness and other unrealised fair value gains and losses	14.9		(56.4)	
Total income	**1,016.8**	**975.8**	**824.9**	**835.8**
Total income: mean total assets	1.11%	1.08%	1.12%	1.15%
Total income: mean risk weighted assets	3.56%	3.42%	3.34%	3.41%
Interest margin	0.96%	0.93%	1.03%	0.97%
Interest spread	0.80%	0.77%	0.87%	0.81%

Note: Interest margin has been calculated by reference to average interest earning assets excluding fair value adjustments. Average balances have been calculated on a monthly basis. Interest spread represents the difference between interest receivable as a percentage of average interest earning assets, excluding fair value adjustments, and interest payable as a percentage of average interest bearing liabilities, excluding fair value adjustments.

For the purpose of calculating interest margin and spread, average balances for assets and liabilities denominated in foreign currencies, where these have been economically hedged, are based on the contract rate implicit in the associated hedging instrument.

Net interest income

The table below sets forth information regarding net interest income for the years ended December 31, 2006 and 2005.

	For the year ended December 31,	
	2006	2005
	(£ millions)	
Interest and similar income:		
On secured advances	3,980.9	3,220.2
On other lending	416.4	337.0
On investment securities and deposits	575.0	499.5
Total interest and similar income	4,972.3	4,056.7
Interest expense and similar charges:		
On retail customer accounts	960.7	841.7
On other deposit accounts	273.3	200.4
On debt securities in issue	2,826.4	2,198.3
On subordinated liabilities	53.4	53.7
On tier one notes	13.4	14.0
On reserve capital instruments	(4.0)	(3.7)
Total interest payable	4,123.2	3,304.4
Total net interest income	849.1	752.3

On a statutory basis, total income in 2006 amounted to £1,016.8 million, representing an increase of 23.3 per cent. over statutory total income in 2005. On this basis the ratio of total income to mean total assets at 1.11 per cent. compares with the 2005 ratio of 1.12 per cent. Total income as a proportion of mean risk weighted assets in 2006 at 3.56 per cent. compares with the 2005 ratio of 3.34 per cent.

On an underlying basis total income in 2006 amounted to £975.8 million, representing an increase of 16.8 per cent. over underlying total income in 2005. On this basis, the ratio of total income to underlying mean total assets in 2006 at 1.08 per cent. compares with the 2005 ratio of 1.15 per cent. Total income as a proportion of mean risk weighted assets at 3.42 per cent. compares with the 2005 ratio of 3.41 per cent.

Statutory interest margin at 0.96 per cent. and statutory interest spread 0.80 per cent. compares with the 2005 ratios of 1.03 per cent. and 0.87 per cent. respectively.

On an underlying basis net interest margin was 0.93 per cent. and net interest spread 0.77 per cent. compared with 0.97 per cent. and 0.81 per cent. in 2005. The majority of this reduction was seen in the first half of 2006 when margin and spread were 0.89 per cent. and 0.75 per cent., respectively. During 2006, 3-month LIBOR was on average 21bps higher than the U.K. bank base rate, with the gap 14bps in the first half of 2006 and increasing to 28bps in the second half. This together with the additional costs in 2006 of the Whinstone transactions resulted in a negative drag on net interest income. These negative effects were partially offset by the benefit of funding received from the issue of preference shares in 2006 (with no offsetting interest expense) and gains realised on available for sale assets. Excluding these effects, retail spreads on Northern Rock's core business remained relatively stable during 2006.

Interest and similar income for the year ended December 31, 2006 increased to £4,972.3 million from £4,056.7 million in 2005, an increase of 22.6 per cent. The increase reflects a 22.1 per cent. increase in average interest earning assets from £72,730.0 million in 2005, to £88,787.7 million in 2006 and an increase in the average interest rate earned on such assets of 0.02 per cent. to 5.60 per cent. in 2006 compared with 5.58 per cent. in 2005, an increase of 0.4 per cent. The average rate earned on loans and advances to customers decreased from 5.76 per cent. in 2005 to 5.70 per cent. in 2006, a decrease of 1.0 per cent.

The average rate earned on wholesale debt and money market instruments, which are primarily LIBOR denominated assets, increased from 4.49 per cent. in 2005 to 4.91 per cent. in 2006, an increase of 0.42 per cent. compared with an increase in the average 3-month LIBOR rate of 0.09 per cent.

Interest expense increased to £4,123.2 million in 2006 from £3,304.4 million in 2005, an increase of 24.8 per cent. This reflects an increase in average interest bearing liabilities of 22.4 per cent. and an increase in the average interest rate paid of 0.10 per cent. from 4.70 per cent. in 2005 to 4.80 per cent. in 2006. The growth in average interest bearing liabilities was £15,706.3 million. Retail customer accounts increased by £2,804.7 million and wholesale funded liabilities increased by £12,901.2 million.

The increase in average interest rate paid amounts to 0.10 per cent. compared with the decrease in the average U.K. bank base rate of 0.01 per cent. and an increase in the average three month LIBOR rate of 0.09 per cent.

The average rate paid on retail customer accounts decreased in 2006 by 0.03 per cent., broadly in line with the decrease in the average U.K. bank base rate. Wholesale funding incurred an average rate of 4.90 per cent. in 2006, an increase of 14bps compared with 4.76 per cent. in 2005. This increase is more than the increase in the average three month LIBOR rate of 9bps, reflecting the re-pricing of Northern Rock's funding as LIBOR rates increased during the year.

Net interest income for the year ended December 31, 2006 was £849.1 million, an increase of 12.9 per cent. compared with £752.3 million in 2005. Underlying net interest income increased to £823.0 million for the year ended December 31, 2006 compared to £706.8 million for 2005, an increase of 16.4 per cent. The increase in net interest income reflects the growth in average interest earning assets, outweighing the effects of the decrease in underlying net interest margin from 0.93 per cent. to 0.97 per cent. (a decrease from 1.03 per cent. to 0.96 per cent. on a statutory basis).

The following table presents information regarding interest income (as a percentage of average interest earning assets) and interest expense (as a percentage of average interest bearing liabilities), net interest spread, net interest margin and U.K. general interest rates for the years ended December 31, 2006 and 2005. The figures contained in the table are calculated from the Average Balance Sheets and Interest Rates presented under *Selected Statistical Information — Average Balance Sheet* in this Prospectus.

	For the year ended December 31,	
	2006	**2005**
Interest income as a percentage of average interest earning assets	5.60%	5.58%
Interest expense as a percentage of average interest bearing liabilities	4.80%	4.70%
Net interest spread[1]	0.80%	0.87%
Net interest margin[2]	0.96%	1.03%
Average U.K. bank base rate	4.64%	4.65%

Notes:

(1) Net interest spread represents the difference between the gross yield and the interest expense as a percentage of average interest bearing liabilities. Net interest spread, gross yield represents interest income as a percentage of average interest earning assets.

(2) Net interest margin represents net interest income as a percentage of average interest earning assets.

Other income

Other income primarily comprises commissions and administration fees. Commissions are generated on sales of third party products such as building and contents and payment protection insurance. Administration fees are those fees not included within interest margin. Other income also includes a charge in respect of a provision of £15 million which was absorbed by the additional gains realised on available for sale assets in total income. This provision has been made in relation to compensation in respect of Mortgage Exit Administration Fees charged over and above original contractual amounts. These fees have been the subject of an industry wide review by the FSA.

The table below contains details of the items included in other income for the years ended December 31, 2006 and 2005.

	For the year ended December 31,	
	2006	2005
	(£ millions)	
Fee and commission income	193.2	157.0
Fee and commission expenses	(42.9)	(28.9)
Other operating income	2.5	0.9
	152.8	129.0

Other income increased in 2006 by 18.4 per cent. from £129.0 million in the year ended December 31, 2005 to £152.8 million in 2006 on a statutory basis.

Fee and commission income represents commission earned on the sale of third-party insurance and payment protection products to new customers. This source of revenue increased by £36.2 million or 23.1 per cent., reflecting the increase in lending during the year. Where fees charged on loans are integral to the loan yield, they are classified to interest and similar income, in accordance with the effective interest rate rules of IAS 39.

Operating expenses

The table below shows operating expense data for Northern Rock based upon Northern Rock's consolidated results of operations for the years ended December 31, 2006 and 2005.

	For the year ended December 31,	
	2006	2005
	(£ millions)	
Operating expenses		
Total staff costs	162.0	144.5
Other expenses	85.2	81.6
Depreciation and amortisation	30.3	23.3
Total operating expenses	277.5	249.4
Covenant to The Northern Rock Foundation	31.4	24.7
Total operating expenses	308.9	274.1

Total operating expenses (excluding the covenant to The Northern Rock Foundation) grew to £277.5 million in 2006 from £249.4 million in 2005, representing an increase of 11.3 per cent. This increase compares with an increase in underlying assets of 23.9 per cent. over 2005 and a rise in total underlying income of 16.8 per cent. resulting in an underlying cost to asset ratio of 0.31 per cent. (as compared to 0.34 per cent. for 2005 statutory and 0.34 per cent. for 2005 underlying) and a cost to underlying income ratio of 28.4 per cent. (as compared to 27.3 per cent. for 2005 statutory and 29.8 per cent. for 2005 underlying).

The increase in staff costs reflects a 3 per cent. increase in staff numbers in response to increased business volumes, salary increases and profit related bonuses. Other expenses increased due to business volumes and depreciation increased primarily due to amortisation of head office development costs.

The covenant to The Northern Rock Foundation amounted to £31.4 million for the year ended December 31, 2006, representing 5 per cent. of Northern Rock's profit before tax for the year.

Impairment losses on loans and advances

The following table shows the impairment losses on loans and advances in Northern Rock's consolidated profit and loss accounts for the years ended December 31, 2006 and December 31, 2005.

	For the year ended December 31,	
	2006	2005
	(£ millions)	
Increase in the allowance during the year:	102.7	66.2
Adjustment resulting from recoveries:	(21.5)	(9.6)
Total	81.2	56.6

The impairment losses on loans and advances for the year ended December 31, 2006 increased by £24.6 million to £81.2 million, compared with £56.6 million in 2005, primarily reflecting growth in all loan portfolios. The allowance for loan losses balance at December 31, 2006, was £126.0 million (0.15 per cent. of loans and advances to customers) compared with £124.3 million (0.18 per cent. of loans and advances to customers) at December 31, 2004.

Profit before taxation

The table below provides an analysis of profit before taxation for the years ended December 31, 2006 and 2005.

	For the year ended December 31,	
	2006	2005
	(£ millions)	
Profit before taxation	626.7	494.2

Profit before taxation increased to £626.7 million for the year ended December 31, 2006, from £494.2 million for the year ended December 31, 2005, an increase of 26.8 per cent. Based on 2006 and 2005 underlying results, profit before taxation increased by 16.5 per cent. to £587.7 million.

Income tax expense

Reported income tax expense for the year ended December 31, 2006 increased by £38.8 million to £183.7 million, as compared with the year ended December 31, 2005. The effective tax rate for the year was 29.3 per cent. compared with the standard U.K. corporate tax rate of 30.0 per cent.

Profit for the year

The table below provides an analysis of profits on ordinary activities after tax for the years ended December 31, 2006 and 2005.

	For the year ended December 31,	
	2006	2005
	(£ millions)	
Profit for the year	443.0	349.8
Attributable to:		
Appropriations	48.5	48.6
Profit attributable to equity shareholders	394.5	300.7
Profit for the year	443.0	349.3

Profit for the year increased to £443.0 million for the year ended December 31, 2006, compared with £349.3 million in 2005, an increase of 26.8 per cent. Based on 2006 and 2005 underlying results, profit attributable to equity shareholders increased by 16.5 per cent. to £367.0 million.

Return on equity for the year ended December 31, 2006 was 21.9 per cent. on an underlying basis and 23.5 per cent. on a statutory basis compared with 20.8 per cent. in 2005 on an underlying basis and 19.3 per cent. on a statutory basis. The return on mean assets increased by 0.03 per cent. to 0.43 per cent., from 0.40 per cent. in 2005 on a statutory basis. Based on 2006 and 2005 underlying results, return on mean assets decreased by 0.05 per cent. to 0.42 per cent.

Results of operations for the year ended December 31, 2005, compared with the year ended December 31, 2004.

The 2005 results have been prepared using IFRS as approved by the International Accounting Standards Board that, under European Regulations, are effective or available for early adoption at the Group's first reporting date under IFRS, December 31, 2005 and which differ significantly to U.K. GAAP used in the preparation of previously reported financial statements.

Analysis of the results is complicated as a result of certain IFRS only having been applied from January 1, 2005. This means that the revised 2004 statutory results only include the impact of certain of the IFRS used in the preparation of the 2005 results. As a consequence Northern Rock has included in comparisons set out below, 2004 results prepared on a proforma basis, incorporating the impact of IFRS where it can be determined what the impact would have been if the accounting changes had been effective in 2004. This impact includes the treatment of interest income and fees and the reclassification of certain funding instruments from debt to non shareholders' equity but excludes the effects of accounting for derivatives under IFRS which differs from that applied under U.K. GAAP.

As a consequence of the introduction of IFRS the 2005 balance sheet and income statement are subject to a certain amount of volatility particularly from the accounting for hedges deemed under IFRS rules to be ineffective, plus volatility arising from fair value movements on derivatives taken out in respect of certain financial liabilities and instruments included in non shareholders' equity which themselves are not subject to fair value treatment. Where appropriate, such volatility is excluded in the discussion below to enable management's view of underlying performance to be separately identified.

Summary income statements shown on a reported statutory basis and on an underlying basis for 2005 and on a reported statutory and proforma basis for 2004 are set out as follows:

	2005		
	Statutory	**Adjustments**	**Underlying**
		(£ millions)	
Net interest income	752.3	(45.5)	706.8
Other income	129.0	—	129.0
Net hedge ineffectiveness and other unrealised fair value gains and losses[(1)]	(56.4)	56.4	—
Total income	**824.9**	10.9	835.8
Administrative expenses	(249.4)	—	(249.4)
Covenant to The Northern Rock Foundation	(24.7)	(0.5)	(25.2)
Operating expenses	**(274.1)**	(0.5)	(247.6)
Impairment losses on loans and advances	(56.6)	—	(56.6)
Profit before taxation	**494.2**	10.4	504.6
Income tax expense	(144.9)	(3.0)	(147.9)
Profit for the year	**349.3**	7.4	356.7
Attributable to:			
Appropriations	48.6	—	48.6
Profit attributable to equity shareholders	300.7	7.4	308.1
Total	**349.3**	7.4	356.7
Earnings per share (pence)	72.5p		74.3p

Note:

(1) The income statement shows "Net hedge ineffectiveness and other unrealised fair value gains and losses" as a negative figure of £56.4 million. This amount reduces to a negative figure of £10.9 million after the cost of interest implicit in forward exchange contracts is transferred to underlying net interest income.

	2004		
	Statutory	Adjustments[(1)]	Proforma
		(£ millions)	
Net interest income	466.9	145.8	612.7
Other income	252.3	(140.5)	111.8
Total income	**719.2**	5.3	724.5
Administrative expenses	(218.3)	1.4	(216.9)
Covenant to The Northern Rock Foundation	(21.6)	(0.5)	(22.1)
Operating expenses	(239.9)	(0.9)	(239.0)
Impairment losses on loans and advances	(48.5)	—	(48.5)
Impairment of fixed asset investments	4.5	—	4.5
Profit before taxation	**435.3**	6.2	441.5
Income tax expense	(125.8)	(1.9)	(127.7)
Profit for the year	**309.5**	4.3	313.8
Attributable to:			
Appropriations	—	42.6	42.6
Profit attributable to equity shareholders	309.5	(38.3)	271.2
Total	**309.5**	4.3	313.8
Earnings per share (pence)	74.9p		65.7p

Note:

(1) Proforma adjustments comprise the impact of spreading upfront lending fees and mortgage incentives over the expected life of a loan, the recognition of introducer fees within interest income and the treatment of the coupon payable on certain instruments as an appropriation.

Total assets on a statutory and underlying basis (excluding fair value adjustments) for 2005 are set out in the following table:

	2005	2004
	(£ millions)	
Statutory	82,709	64,881
Underlying/*pro forma*	81,057	64,881

Overview

The Group reported statutory profit before taxation for the year ended December 31, 2005 of £494.2 million as compared with £435.3 million for the year ended December 31, 2004, an increase of 13.5 per cent. Reported statutory profit for the year ended December 31, 2005 increased to £349.3 million from £309.5 million for the year ended December 31, 2004, an increase of 12.9 per cent. Profit attributable to equity shareholders decreased by 2.8 per cent. to £300.7 million for the year ended December 31, 2005. On the same basis return on equity was *19.3 per cent. for* the year ended December 31, 2005 compared to 21.6 per cent. for the year ended December 31, 2004.

Based on the year ended December 31, 2005 underlying results and the year ended December 31, 2004 proforma results, profit before taxation increased by 14.3 per cent. to £504.6 million with profit attributable to equity shareholders increasing by 13.6 per cent. to £308.1 million. On the same basis return on equity was 20.8 per cent. for the year ended December 31, 2005 compared to 20.9 per cent. for the year ended December 31, 2004.

Underlying interest margin increased to 0.97 per cent. for the year ended December 31, 2005 from 0.82 per cent. in the previous year on a statutory basis and decreased from 1.07 per cent. on a proforma basis determined as described above. On this basis, interest margin for 2005 is 10 bps lower than the full year in 2004, but only 3 bps lower than in the first half of 2005. During 2004, 3-month LIBOR was on average 26 bps higher than the Bank Base Rate. Although this differential reduced to 11 bps on average during 2005, there continued to be an adverse effect on the price of Northern Rock's LIBOR related funding. The underlying cost/income ratio for the year ended December 31, 2005 was 29.8 per cent. compared to a statutory ratio of 30.4 per cent. in 2004 and a proforma ratio of 29.9 per cent. The cost/asset ratio improved to 0.34 per cent. from a statutory and proforma ratio of 0.37 per cent. in 2004.

Lending

During 2005 Northern Rock achieved record levels of total lending. Total gross lending for 2005 was £26,879 million, an increase of 15.2%, as compared with £23,342 million for 2004, with total net lending for 2005 of £14,555 million, an increase of 12.6 per cent. over the £12,932 million for 2004.

The U.K. residential lending market was weaker in the first half of 2005 compared with the equivalent period in 2004, as a result of falling consumer confidence and a slow down in the housing transaction market. The U.K. residential lending market improved in the second half of 2005, resulting in gross lending for the year of £287 billion, broadly unchanged from the £291 billion recorded in 2004. The slow down in the housing transaction market during 2005 has, however, resulted in net lending being down 9 per cent. at £92 billion for the year ended December 31, 2005 compared to £101 billion for the previous year. U.K. house prices grew by around 5 per cent. in 2005, compared with 15 per cent. in 2004 and 25 per cent. in 2003.

Northern Rock achieved gross residential lending in 2005 of £23,618 million compared with £20,051 million in 2004 and net residential lending of £13,350 million compared with £11,383 million in 2004, representing increases of 17.8 per cent. and 17.3 per cent. respectively. Northern Rock's market share of gross residential lending was 8.1 per cent. and its market share of net residential lending was 14.4 per cent. Northern Rock's share of redemptions was 5.2 per cent., significantly lower than the closing share of mortgage stock of 6.4 per cent. This was due to Northern Rock's customer retention process and its fair and transparent policy of allowing existing customers, subject to contractual terms, to transfer their loan to any product available to new borrowers.

The Together range of products, which combines a secured and unsecured loan at one interest rate and one monthly payment, remained popular. Gross lending of Together products for 2005 amounted to £7.0 billion, of which £6.1 billion were advances secured on residential property representing 28.7 per cent. of new residential lending, excluding further advances. Outstanding balances of Together mortgages have increased to 20.6 per cent. of the mortgage portfolio at the year end.

Residential Buy to Let lending focuses on lending to private investors secured on good quality residential properties with low LTVs. Such lending accounted for 4.9 per cent. of the year end mortgage portfolio, compared to 4.0 per cent. in 2004, and for 7.1 per cent. of gross new residential lending in 2005 compared to 6.4 per cent. in 2004.

Lifetime, aimed at homeowners aged over 60 who wish to utilise equity in their homes to enhance their lifestyle, accounted for 1.4 per cent. of new gross new residential lending in 2005, compared to 1.8 per cent. in 2004. In total the lifestyle products, which are margin enhancing, represented around 37.2 per cent. of gross new residential lending and 28.5 per cent. of year end mortgage balances compared to 25.3 per cent. in 2004.

Of the traditional price-led mortgage products, fixed-rate mortgages remained the most popular in 2005, with 25.3 per cent. of Northern Rock's new lending in short term fixed products of up to two years, and 28.8 per cent. of new lending in longer term fixed products, up to seven years. This demand reflected customers' preferences to obtain certainty of monthly repayments during a period of rising interest rates.

Competition in the commercial secured lending market remained strong throughout 2005. Both gross and net lending within Northern Rock's commercial lending portfolio slowed as a result of its emphasis on quality rather than volume lending. Gross lending in 2005 amounted to £408 million compared to £499 million in 2004, with net lending amounting to £5 million compared to £182 million in 2004.

Northern Rock's unsecured credit portfolios comprise the unsecured element of Together lending and standalone unsecured loans not linked to a residential mortgage. During 2005 gross unsecured lending amounted to £2,853 million compared to £2,792 million in 2004, with net lending of £1,200 million compared to £1,367 million in 2004. Gross standalone unsecured lending amounted to £1,970 million compared to £2,068 million in 2004, with net lending of £744 million in 2005 compared to £1,104 million in 2004. Standalone unsecured gross lending has slowed in line with the number of borrowers who satisfy Northern Rock's credit score and its risk appetite. At December 31, 2005, unsecured lending balances amounted to £5,789 million compared to £4,581 million as at December 31, 2004, of which 40.0 per cent. represented Together unsecured advances in 2005 and 40.3 per cent. in 2004.

Retail funding

Total retail deposit balances for 2005 increased by £2,809 million to £20.1 billion, an increase of 16.3 per cent. from £17.3 billion at December 31, 2004. This increase comprised a net inflow of retail funds for 2005 of £2,244 million plus interest credited of £565 million.

The funding during the year was largely into Northern Rock's Silver Savings account for the over-50s launched in September 2004 and supplemented in 2005 by the introduction of a 30 day notice account. Balances in the Ireland-based operation increased to £1,026 million, with £1,940 million in the Guernsey based off-shore vehicle; at December 31, 2004 these balances were £628 million and £1,871 million respectively.

Non-retail funding

Total net non-retail funding for 2005 amounted to £2,317 million with balances at December 31, 2005 amounting to £22.3 billion compared with £19.7 billion at December 31, 2004. Northern Rock's non-retail funding provides a balanced mixture of short and medium-term funding with increasing diversification of the global investor base.

During the first half of 2005, Northern Rock repaid net £2.2 billion, mainly short term funds, following securitisation issues. In the second half it raised a net £4.5 billion leaving a full year net funding of £2.3 billion. During the year, Northern Rock raised £2.6 billion medium term wholesale funds from a variety of globally spread sources, with specific emphasis on the U.S. and Europe. This included a U.S.$1.75 billion Extendible Quarterly Securities issue sold to domestic U.S. investors and a U.S.$1.5 billion Floating Rate Note issue sold in Asia and Europe.

Key developments for short term funding included the establishment of a CAD$2 billion Canadian Commercial Paper Program which provides access to domestic Canadian investors. This program had outstanding balances of CAD$850 million at December 31, 2005.

Securitisation

Funding through securitisation remained an integral part of Northern Rock's funding strategy. During 2005, Northern Rock completed four issues raising £12.9 billion. Diversification of Northern Rock's investor base continued with over 75 per cent. of the securitised bonds in 2005 issued in U.S. dollars or euros. The characteristics of the mortgages securitised, in terms of product type, LTV and geographic distribution remain similar to those of Northern Rock's on-balance sheet mortgages.

At December 31, 2005 advances to customers subject to securitisation amounted to £39.1 billion compared with £21.9 billion at December 31, 2004, representing 56 per cent. and 40 per cent. respectively of Northern Rock's total lending portfolios.

Covered bonds

In 2005 Northern Rock raised €3.5 billion (£2.4 billion) from two further issues from its €10 billion covered bond program established in 2004. This provided further ongoing diversification of the investor base. The second transaction raised funds with a maturity of 15 years priced at mid swaps plus 11bps helping to lower the average cost of new funding. The covered bonds are secured by a pool of ring-fenced residential mortgages. The credit risks associated with these loans have subsequently been transferred into the capital markets by means of synthetic securitisation transactions (Graphite) providing further capital benefits.

Underlying/proforma net interest income and total income

The introduction of IFRS in 2005 results in significant changes in the presentation and reporting of interest and non-interest income. Upfront lending fees are now spread over the expected life of a loan and included in interest income resulting in a deferral of reported income. Introducer fees are also now recognised within interest income and spread over the expected life of a loan, rather than, as previously, the life of the customer relationship, resulting in an acceleration of the recognition of the cost. Mortgage incentives continue to be offset against interest income but are now spread over the expected life of a loan rather than over the early repayment charge period. In addition, following the re-classification of certain instruments from debt to equity, the coupon payable on these *instruments is now excluded* from interest expense and is treated as an appropriation. As these accounting changes were introduced on a statutory basis with effect from January 1, 2005 Northern Rock has prepared comparable 2004 figures on a proforma basis as well as on the statutory basis.

The following table reconciles net interest income and total income on a reported statutory (excluding hedge ineffectiveness) and underlying basis for 2005 and on a reported statutory and proforma basis for 2004.

	For the year ended December 31,	
	2005	2004
	(£ millions)	
Reported statutory net interest income	752.3	466.9
Interest implicit in forward exchange contracts	(45.5)	—
Impact of IFRS	—	145.8
Underlying/proforma net interest income	706.8	612.7
Reported statutory other income	129.0	252.3
Impact of IFRS	—	(140.5)
Underlying/proforma other income	129.0	111.8
Reported statutory total income (excluding hedge ineffectiveness)	881.3	719.2
Underlying/proforma total income	835.8	724.5
Based upon the above table total income ratios are as follows:		
Reported statutory		
Total income: mean total assets	1.19%	1.23%
Total income: mean risk weighted assets	3.57%	3.37%
Underlying/proforma		
Total income: mean total assets	1.15%	1.24%
Total income: mean risk weighted assets	3.41%	3.43%

Net interest income

The table below sets forth information regarding net interest income for the years ended December 31, 2005 and 2004.

	For the year ended December 31,	
	2005	2004
	(£ millions)	
Interest and similar income:		
On secured advances	3,220.2	2,303.4
On other lending	337.0	323.5
On investment securities and deposits	499.5	362.5
Total interest and similar income	4,056.7	2,989.4
Interest expense and similar charges		
On retail customer accounts	841.7	689.7
On other deposit accounts	2,398.7	1,714.5
On subordinated liabilities	53.7	85.5
On tier one notes	14.0	13.0
On reserve capital instruments	(3.7)	19.8
Total interest payable	3,304.4	2,522.5
Total net interest income	752.3	466.9

Interest and similar income for the year ended December 31, 2005 increased to £4,056.7 million from £2,989.4 million in 2004, an increase of 35.7 per cent. Underlying interest income and similar income increased to £4,056.7 million in 2005 compared to £3,074.3 million on a proforma basis in 2004, an increase of 32 per cent. The increase reflects a 27.4 per cent. increase in average interest earning assets from £57,071.3 million in 2004, to £72,730 million in 2005 and an increase in the average interest rate earned on such assets of 0.34 per cent. to 5.58 per cent. in 2005 compared with 5.24 per cent. in 2004, an increase of 6.5 per cent. The average rate earned on loans and advances to customers increased from 5.42 per cent. in 2004 to 5.76 per cent. in 2005, an increase of 6.3 per cent.

The average rate earned on wholesale debt and money market instruments, which are primarily LIBOR denominated assets, increased from 4.33 per cent. in 2004 to 4.49 per cent. in 2005, an increase of 0.16 per cent. compared with an increase in the average 3-month LIBOR rate of 0.12 per cent. This increase primarily relates to the increase in the 3-month LIBOR during the year.

Interest expense increased to £3,304.4 million in 2005 from £2,522.5 million in 2004, an increase of 31.0 per cent. Underlying interest expense increased to £3,349.9 million in 2005 compared to £2,461.6 million on a proforma basis in 2004, an increase of 36.1 per cent. This reflects an increase in average interest bearing liabilities of 25.4 per cent. and an increase in the average interest rate paid of 0.20 per cent. from 4.50 per cent. in 2004 to 4.70 per cent. in 2005. The growth in average interest bearing liabilities was £14,241.8 million. Retail customer accounts increased by £2,471.4 million and wholesale funded liabilities increased by £12,685 million.

The increase in average interest rate paid amounts to 0.20 per cent. compared with the increase in the average U.K. bank base rate of 0.27 per cent. and an increase in the average three month LIBOR rate of 0.12 per cent.

The average rate paid on retail customer accounts increased by 0.25 per cent., broadly in line with the increase in the average U.K. bank base rate. Wholesale funding incurred an average rate of 4.76 per cent. in 2005, an increase of 0.21 per cent. compared with 4.55 per cent. in 2004. This increase is more than the increase in the average three month LIBOR rate of 0.12 per cent., reflecting the re-pricing of Northern Rock's funding as LIBOR rates increased during the year.

Net interest income for the year ended December 31, 2005, was £752.3 million, an increase of 61.1 per cent. compared with £466.9 million in 2004. Underlying net interest income increased to £706.8 million for the year ended December 31, 2005 compared to £612.7 million on a proforma basis for 2004, an increase of 15.4 per cent. The increase in net interest income reflects the growth in average interest earning assets, outweighing the effects of the decrease in underlying net interest margin from 0.97 per cent. to 0.82 per cent. (an increase from 0.82 per cent. to 1.03 per cent. on a statutory basis).

The following table presents information regarding interest income (as a percentage of average interest earning assets) and interest expense (as a percentage of average interest bearing liabilities), net interest spread, net interest margin and U.K. general interest rates for the years ended December 31, 2005 and 2004. The figures contained in the table are calculated from the Average Balance Sheets and Interest Rates presented under *Selected Statistical Information — Average Balance Sheets and Interest Rates* in this Prospectus.

	For the year ended December 31,	
	2005	2004
	(£ millions)	
Interest income as a percentage of average interest earning assets	5.58%	5.24%
Interest expense as a percentage of average interest bearing liabilities	4.70%	4.51%
Net interest spread(1)	0.87%	0.73%
Net interest margin(2)	1.03%	0.82%
Average U.K. bank base rate	4.65%	4.38%

Notes:

(1) Net interest spread represents the difference between the gross yield and the interest expense as a percentage of average interest bearing liabilities. Net interest spread, gross yield represents interest income as a percentage of average interest earning assets.

(2) Net interest margin represents net interest income as a percentage of average interest earning assets.

Other Income

The table below contains details of the items included in other income for the years ended December 31, 2005 and 2004.

	For the year ended December 31,	
	2005	2004
	(£ millions)	
Fee and commission income	157.0	305.1
Fee and commission expense	(28.9)	(64.5)
Other operating income	0.9	11.7
	129.0	252.3

Other income decreased by 48.9 per cent. from £252.3 million in the year ended December 31, 2004 to £129.0 million in 2005 on a statutory basis. On a proforma basis non interest income increased by 15.4 per cent. from £111.8 million in the year ended December 31, 2004 to £129.0 million in 2005.

Fee and commission income represents commission earned on the sale of third-party insurance and payment protection products to new customers. This source of revenue remained relatively static reflecting an increase in lending. Where fees charged on loans are integral to the loan yield, they are classified to interest and similar income, in accordance with the effective interest rate rules of IAS 39. As noted earlier, IAS 39 does not require retrospective adoption. Accordingly the statutory results for the year ended December 31, 2004 above include certain fee and commission income which is included within interest income in 2005 (see previous discussion of net interest income).

Operating expenses

The table below shows operating expense data for Northern Rock based upon Northern Rock's consolidated results of operations for the years ended December 31, 2005 and 2004.

	For the year ended December 31,	
	2005	2004
	(£ millions)	
Operating Expenses		
Total staff costs	144.5	119.6
Other expenses	81.6	80.5
Depreciation and amortisation	23.3	18.2
Total operating expenses	249.4	218.3
Covenant to The Northern Rock Foundation	24.7	21.6
Total operating expenses	274.1	239.9

Total operating expenses (excluding the covenant to The Northern Rock Foundation) grew to £249.4 million in 2005 from £218.3 million in 2004 representing an increase of 14.2 per cent. over statutory operating expenses, and 15 per cent. over proforma operating expenses of £216.9 million in 2004. The increase of 15 per cent. compares with an underlying increase in underlying assets of 24.9 per cent. over 2004 and a rise in underlying income of 15.4 per cent. resulting in a cost to asset ratio of 0.34 per cent. (2004 statutory — 0.37 per cent., proforma — 0.37 per cent.) and a cost to underlying income ratio of 29.8 per cent. (2004 statutory — 30.4 per cent., proforma — 29.9 per cent.).

The increase in staff costs reflects a 16 per cent. increase in staff numbers in response to increased business volumes, salary increases and profit related bonuses. Other expenses increased due to business volumes and depreciation increased primarily due to amortisation of head office development costs.

The covenant to The Northern Rock Foundation amounted to £24.7 million for the year ended December 31, 2005, representing 5 per cent. of Northern Rock's profit before tax for the year.

Impairment losses on loans and advances

The following table shows the impairment losses on loans and advances in Northern Rock's consolidated profit and loss accounts for the years ended December 31, 2005 and December 31, 2004.

	For the year ended December 31,	
	2005	2004
	(£ millions)	
Increase in the allowance during the year:	66.2	51.4
Adjustment resulting from recoveries:	(9.6)	(2.9)
Total	56.6	48.5

The impairment losses on loans and advances for the year ended December 31, 2005 increased by £8.1 million to £56.6 million compared with £48.5 million in 2004, primarily reflecting growth in all loan portfolios. The allowance for loan losses balance at December 31, 2005, was £124.3 million (0.18 per cent. of loans and advances to customers) compared with £123.6 million (0.23 per cent. of loans and advances to customers) at December 31, 2004.

Profit before taxation

The table below provides an analysis of profit before taxation for the years ended December 31, 2005 and 2004.

	For the year ended December 31,	
	2005	2004
	(£ millions)	
Profit before taxation	494.2	435.4

Profit before taxation increased to £494.2 million for the year ended December 31, 2005, from £435.3 million for the year ended December 31, 2004, an increase of 13.5 per cent. Based on 2005 underlying results and the 2004 proforma results, profit before taxation increased by 14.3 per cent. to £504.6 million.

Income tax expense

Reported income tax expense for the year ended December 31, 2005 increased by £19.1 million to £144.9 million as compared with the year ended December 31, 2004. The effective tax rate for the year was 29.3 per cent. compared with the standard U.K. corporate tax rate of 30.0 per cent.

Profit for the year

The table below provides an analysis of profits on ordinary activities after tax for the years ended December 31, 2005 and 2004.

	For the year ended December 31,	
	2005	2004
	(£ millions)	
Profit for the year	349.3	309.5
Attributable to:		
Appropriations	48.6	—
Profit attributable to equity shareholders	300.7	309.5
Profit for the year	349.3	309.5

Profit for the year increased to £349.3 million for the year ended December 31, 2005, compared with £309.5 million in 2004, an increase of 12.9 per cent. Based on 2005 underlying results and the 2004 proforma results, profit attributable to equity shareholders increased by 13.6 per cent. to £308.1 million.

Return on equity for the year ended December 31, 2005 was 20.8 per cent. on an underlying basis and 19.3 per cent. on a statutory basis compared with 20.9 per cent. in 2004 on a proforma basis and 21.6 per cent. on a statutory basis. The return on mean assets decreased by 0.13 per cent. to 0.40 per cent., from 0.53 per cent. in 2004 on a statutory basis. Based on 2005 underlying results and the 2004 proforma results, return on mean assets decreased by 0.05 per cent. to 0.42 per cent.

Liquidity and Capital Resources

The FSA requires the Group to be able to meet its sterling obligations without recourse to the wholesale money markets for a period of at least five business days, and Northern Rock manages its cashflow on a daily basis in order to meet this requirement. The Board has approved a Liquidity Policy Statement which is compliant with the supervisory framework set by the FSA and ensures that the Group is able to meet retail deposit withdrawals, repayments of wholesale borrowing and current lending objectives. For a description of the Liquidity Policy Statement and how the Group manages liquidity risk, see *Financial Risk Management — Liquidity Risk* in this Prospectus.

Capital adequacy and capital resources are monitored by the Group on the basis of techniques developed by the Basel Committee on Banking Supervision (**Basel Committee**) as adopted in the European Union (**EU**) pursuant to the Banking Consolidation Directive (**BCD**) and the Capital Adequacy Directive (**CAD**) and as implemented in the United Kingdom by the FSA. The BCD and the CAD were "recast" on July 20, 2006 as a result of the EU's adoption of the New Basel Capital Accord. See *Supervision and Regulation*

— *New Basel Capital Accord* in this Prospectus. The basic instrument of capital monitoring is the risk asset ratio as developed by the Basel Committee. This ratio derives from a consideration of capital as a cover for the credit risk inherent in Group assets. The Basel Committee sets a minimum risk asset ratio for international banks of 8 per cent. The FSA sets minimum risk asset ratios on an individual basis for the banks it supervises. These are set with regard to the minimum standards set by the Basel Committee and the particular circumstances of each bank.

Capital is defined by reference to the BCD, and divided into "**Tier 1**" capital, "**Tier 2**" capital and "**Tier 3**" capital. Tier 1 capital consists of ordinary and preference shareholders' funds after deducting goodwill. Tier 2 capital includes general provisions and certain debt capital instruments, particularly dated and undated subordinated debt. Tier 3 (or ancillary) capital consists of short-term subordinated debt and minority interests in Tier 3 capital.

The table below analyses the Group's consolidated capital resources at December 31, 2006 and 2005.

	2006	**2005**
	(£ millions, except *percentages*)	
Tier 1 Capital:		
Called up Share capital		
Ordinary	123.9	123.9
Preference	0.1	—
Share premium account		
Ordinary	6.8	6.8
Preference	396.4	—
Capital redemption reserve	7.3	7.3
Retained earnings	1,641.6	1,426.5
Pension scheme	15.2	23.1
Reserve capital instruments	299.3	299.3
Tier one notes	209.4	223.9
Goodwill and intangible assets	(90.4)	(78.2)
Total Tier 1 capital	**2,609.6**	2,032.6
Upper Tier 2 Capital:		
Perpetual subordinated debt	736.5	736.5
Collectively assessed impairment allowances	116.8	119.0
Total Upper Tier 2 capital	**853.3**	855.5
Lower Tier 2 Capital:		
Term subordinated debt	762.4	785.3
Total Tier 2 Capital	**1,615.7**	1,640.8
Deductions	(637.6)	(449.8)
Total capital	**3,587.7**	3,223.6
Total Risk Weighted Assets	**30,826.5**	26,295.9
Risk asset ratios:		
Tier 1 ratio	8.5%	7.7%
Total capital	11.6%	12.3%

There has been no material change in the Group's consolidated capital resources since December 31, 2006.

Although management believes that Northern Rock could operate with a lower level of Tier 1 capital, it has maintained Tier 1 and total capital ratios above the minimum standards for Northern Rock, as set by the FSA, in order to maintain the continued confidence of investors. Management intends to continue to manage Northern Rock's capital position with a view to optimising shareholder value while at the same time considering the interests of customers and investors.

Northern Rock raises no capital through off balance sheet entities nor does it use off-balance sheet entities to manage its capital on a temporary basis. The sale of mortgage loans to securitisation special purpose vehicles (**SPVs**) results in reduced regulatory capital requirements. However, there are no circumstances under which Northern Rock can be forced to re-acquire these loans, nor are there any circumstances that could necessitate further capital backing for these loans. To the extent that losses in securitisation vehicles could impact on Northern Rock, a deduction is made from regulatory capital, thus ensuring full protection of deposits against such losses. This is in respect of the subordinated loans granted by Northern Rock to the vehicles to provide a first loss reserve fund.

A discussion of Northern Rock's use of financial instruments and its treasury activities and policies is included under *Description of Northern Rock and its Business — Treasury and Wholesale Funding* and *Selected Statistical Information — Average Balance Sheets and Interest Rates.*

Funding Sources

Northern Rock raises funds from a wide diversity of markets, both retail and wholesale, together with its use of covered bonds and mortgage securitisations. Retail funding is raised principally in the United Kingdom, although funds are also raised through offshore funding vehicles located in Guernsey, the Republic of Ireland and Denmark. These vehicles enable Northern Rock to raise retail funds from other markets and lessens dependency upon the United Kingdom. Of the Group's total retail deposit base of £22.6 billion at December 31, 2006, £3.6 billion was held through offshore vehicles.

The retail deposit base predominantly has a short legal maturity profile, with accounts traditionally being instant access or available on a short notice period, albeit with an interest penalty for early withdrawal. While this results in a mismatch of maturity dates between assets and liabilities, Northern Rock has received positive flows of funds from retail deposits consistently in all but one of the last 18 half years, showing an ability to continue to attract retail funds through a very competitive period in the market. More recently, one year or longer fixed rate accounts have become popular. At December 31, 2006 Northern Rock had attracted £6.6 billion into such accounts, representing 29 per cent. of total retail deposits.

Wholesale funding is also raised from a number of sources and over a range of maturities, to ensure that there is no over dependence on any one market or type of counterparty. Funds are raised in three main currencies, sterling, U.S. dollars and euros, and from three main areas — the United Kingdom, the United States and continental Europe. Short-term deposits are taken from banks and other corporate sources through time deposits. In addition, use is made of European, U.S., French and Canadian Commercial Paper (ECP, USCP, French and Canadian CP) programs and also of European and U.S. Medium Term Note programs (EMTN and USMTN), Australian Debt Issuance Program and the Covered Bond Program (Covered Bonds). These programs ensure a diversity of source, maturity and counterparty to minimise risk to the funding program from localised economic impacts. The program sizes and amounts drawn down at December 31, 2006 are set out below:

	Outstanding	Program Size
	$bn	$bn
ECP	3.0	4.0
USCP	3.9	5.0
EMTN	10.8	15.0
USMTN	7.5	20.0

	€bn	€bn
French CP	2.3	4.0
Covered Bonds	9.5	10.0

	CAD $bn	CAD $bn
Canadian CP	1.4	2.0

	A$bn	A$bn
Australian Debt Issuance *Program*	1.2	2.0

Since December 31, 2006 the following programs have been increased in size

	Program Size $bn
ECP	7.5
USCP	15.0

	A$bn
Australian Debt Issuance Program	5.0

Within its funding program, Northern Rock has no repayment triggers relating to credit rating downgrade or to any profitability or earnings per share ratios.

In addition to its funding programs, Northern Rock has bank credit agreements providing backup for its U.S. Commercial Paper Program to a total value of $775 million, and a further multi-currency revolving credit facility of £750 million (a five year facility negotiated in 2003). There were no outstanding balances in relation to these facilities at December 31, 2006.

The main factor impacting upon the cost of, and access to, wholesale funding markets is Northern Rock's credit rating. Northern Rock's current ratings are set out below:

	Short Term	Long Term
S&P	A1	A+
Moody's	P-1	Aa3
Fitch	F1	A+
Dominion Bond Rating Service	R-1M	

The rating agencies specified above have agreed to continue to monitor the credit of Northern Rock. The ratings set forth above are accurate only as of the date hereof, and may be changed at any time. A rating reflects only the views of the rating agency assigning such rating, and is not a recommendation to buy, sell or hold the Covered Bonds

The third main source of funding to Northern Rock is its securitisation program. By December 31, 2006, a total of £60.4 billion of residential mortgage loans had been transferred to SPVs, funded by the issue of residential mortgage backed securities in the U.K., European and U.S. markets. A further £1.1 billion of commercial mortgage loans were transferred to an SPV (£500 million in 2002 and £600 million in 2005) funded by the issue of commercial mortgage securities in the United Kingdom and Europe. In 2007, further securitisations *of £6.1 billion* and £4.6 billion of residential mortgages has been completed in January and May, respectively.

Northern Rock acts as servicer to the mortgage loans transferred to the SPVs, and also swaps the SPVs' cash receipts from interest payments based on mortgage interest rates into payments based on floating rate LIBOR so that both interest income and expense within the SPVs are determined on the same basis. If Northern Rock were to be downgraded by S&P or Fitch Ratings Ltd (**Fitch**) below its current long term rating, or downgraded by two grades by Moody's, it would no longer be able to act as a basis swap provider. It would then need to find a new swap counterparty, which would reduce earnings from the SPVs

due to the cost of the third party swap provider. It is not anticipated that the effect of any such substitution on the income earned from the SPVs would be material to Northern Rock.

Northern Rock's total debt and its commitments by maturity at December 31, 2006 are set out in the following table:

	Payments due by period			
	Less than 1 year	1 year to 5 years	After 5 years	Total
	(£ millions)			
Contractual obligations				
Deposits by banks	1,965.2	137.3	33.7	2,136.2
Customer accounts	24,968.8	1,898.8	—	26,867.6
Derivative financial instruments	984.6	1,111.3	296.6	2,392.5
Debt Securities in issue	13,041.1	7,000.2	44,253.0	64,294.3
Subordinated liabilities	—	—	762.4	762.4
Tier 1 notes	—	—	209.4	209.4
Other liabilities	1,087.7	16.0	33.9	1,137.6
Total	42,047.4	10,163.6	45,589.0	97,800.0

	Amount of commitment expiring in:			
	Less than 1 year	1 year to 5 years	After 5 years	Total
	(£ millions)			
Capital commitments	45.9	—	—	45.9
Irrevocable undrawn loan facilities	3.0	10.0	2,928.2	2,941.2
Leasing commitments:				
Land and buildings	0.2	0.8	3.8	4.8
Other	—	4.0	—	4.0
Total	49.1	14.3	2,932.0	2,995.9

The table below presents an analysis of short-term assets versus short-term liabilities as at December 31, 2006 and 2005.

	At December 31,	
	2006	2005
	(£ millions)	
	Short-term assets (maturities 1 year or less)	
Cash	876.3	12.1
Loans and advances to banks	5,621.3	5,073.8
Loan advances to customers	2,669.0	2,307.3
Investment securities	1,591.4	854.3
Short-term assets	10,758.0	8,247.5

	Short-term liabilities (repayable in 1 year or less)	
Deposits by banks	1,965.2	1,358.8
Customer accounts	24,968.8	21,788.4
Debt securities in issue	13,041.1	12,017.3
Other liabilities	1,087.7	823.5
Total short-term liabilities	41,062.9	35,988.0

The ratio of short-term assets to short-term liabilities at December 31, 2006 and December 31, 2005 were 26.2 per cent. and 22.9 per cent., respectively.

Derivative financial instruments

Derivative financial instruments are used to hedge all exposure on balance sheet assets and liabilities. Northern Rock does not engage in any off balance sheet trading activities in derivatives, or take any off balance sheet trading positions. The table below shows the underlying principal amounts, the fair values of derivatives by type of contract at December 31, 2006.

2006

	Contract/ notional amount	Fair values Assets	Fair values Liabilities
		(£ millions)	
Derivatives in accounting hedge relationships			
Derivatives designated as fair value hedges			
Interest rate swaps	45,083.9	469.5	(20.3)
Cross currency interest rate swaps	7,508.7	55.2	(188.5)
	52,592.6	524.7	(208.8)
Derivatives in economic hedging relationships but not in accounting hedge relationships			
Interest rate derivatives			
Interest rate swaps	13,861.6	194.2	(9.4)
Caps, floors and options	290.0	6.6	—
Equity index swaps	134.1	32.8	—
Embedded derivatives	133.0	—	(38.7)
	14,418.7	233.6	(48.1)
Currency derivatives			
Cross currency swaps	36,751.9	107.5	(1,941.6)
Forward foreign exchange	7,856.2	5.5	(194.0)
	44,428.1	113.0	(2,135.6)
Total derivatives in economic hedging relationships	58,846.8	346.6	(2,183.7)
Total recognised derivative assets/(liabilities)	111,439.4	871.3	(2,392.5)
Company			
Derivatives in accounting hedge relationships			
Derivatives designated as fair value hedges			
Interest rate swaps	43,733.0	459.3	(9.9)
Cross currency interest rate swaps	7,124.6	11.8	(187.7)
	50,857.6	471.1	(197.6)
Derivatives in economic hedging relationships but not in accounting hedge relationships			
Interest rate derivatives			
Interest rate swaps	14,237.7	200.8	(9.7)
Caps, floors and options	290.0	6.6	—
Equity index swaps	134.1	32.8	—
Embedded derivatives	133.0	—	(38.7)
	14,794.8	240.2	(48.4)
Currency derivatives			
Cross currency swaps	8,151.8	75.9	(620.0)
Forward foreign exchange	7,809.8	4.0	(193.9)
	15,961.6	79.9	(813.9)
Total derivatives in economic hedging relationships	30,756.4	320.1	(862.3)
Total recognised derivative assets/(liabilities)	81,614.0	791.2	(1,059.9)

2005

	Contract/ notional amount	Fair values Assets	Fair values Liabilities
		(£ millions)	
Derivatives in accounting hedge relationships			
Derivatives designated as fair value hedges			
Interest rate swaps	37,159.8	134.5	(210.3)
Cross currency interest rate swaps	4,741.1	239.8	(0.7)
	41,900.9	374.3	(211.0)
Derivatives in economic hedging relationships but not in accounting hedge relationships			
Interest rate derivatives			
Interest rate swaps	11,197.1	141.8	(48.4)
Caps, floors and options	90.0	6.5	—
Equity index swaps	197.7	20.0	(0.9)
Embedded derivatives	181.5	—	(30.3)
	11,666.3	168.3	(79.6)
Currency derivatives			
Cross currency swaps	26,776.6	855.5	(551.9)
Forward foreign exchange	4,533.6	51.7	(3.6)
	31,310.2	907.2	(555.5)
Total derivatives in economic hedging relationships	42,976.5	1,075.5	(635.1)
Total recognised derivative assets/(liabilities)	84,877.4	1,449.8	(846.1)
Company			
Derivatives in accounting hedge relationships			
Derivatives designated as fair value hedges			
Interest rate swaps	36,207.5	104.9	(210.3)
Cross currency interest rate swaps	4,357.0	178.7	(0.5)
	40,564.5	283.6	(210.8)
Derivatives in economic hedging relationships but not in accounting hedge relationships			
Interest rate derivatives			
Interest rate swaps	11,175.4	141.8	(47.6)
Caps, floors and options	90.0	6.5	—
Equity index swaps	197.7	20.0	(0.9)
Embedded derivatives	181.5	—	(30.3)
	11,644.6	168.3	(78.8)
Currency derivatives			
Cross currency swaps	6,999.1	266.7	(107.8)
Forward foreign exchange	4,451.0	51.3	(3.1)
	11,450.1	318.0	(110.9)
Total derivatives in economic hedging relationships	23,094.7	486.3	(189.7)
Total recognised derivative assets/(liabilities)	63,659.2	769.9	(400.5)

Risk Management

Details of Northern Rock's corporate governance framework are included within *Board Practices* in this Prospectus. A discussion of the roles of the Board and the Risk Committee also is included in *Board Practices*.

The Board establishes the parameters for risk appetite for the Group through:

- Setting strategic direction.
- Contributing to, and ultimately approving the annual operational plan.
- Regularly reviewing and monitoring the Group's performance in relation to risk through monthly Board reports.

The Board delegates the articulation of risk appetite to Management Board Asset and Liability Committee (**Management Board**) and ensures that this is in line with the strategy and the desired risk reward trade off for the Group. Risk appetite is assessed against regular (often daily) controls and stress testing to ensure that the limits are not compromised in abnormal circumstances. Risk appetite is usually defined in both quantitative and qualitative terms. While different techniques are used to ensure that the Group's risk appetite is achieved, they can be classified as follows:

- Quantitative: encompassing stress testing, risk concentration, credit related metrics, including the probability of default, loss given default and exposure at default.
- Qualitative: focuses on ensuring that the Group applies the correct principles, policies and procedures.

The annual business planning and performance management process and associated activities ensure the expression of risk appetite remains appropriate.

The Director of Risk works with management to identify and assess the key risk exposures of existing and new business activities and assists business functions to formulate and implement appropriate risk management policies, methodologies and infrastructure. Each business area is responsible for the identification and quantification of their particular risk exposures and implementing risk management policies and procedures agreed by the Board.

The principal risks the Group manages are as follows:

- Credit risk: the risk arising from the possibility that the Group will incur losses from the failure of customers and counterparties to meet their obligations.
- Liquidity risk: the risk that the Group is unable to meet its obligations as they fall due.
- Operational risk: Operational risk is defined as the risk arising from the Group's people, processes, systems and assets.
- Market risk: the risk that changes in the level of interest rates, the rate of exchange between currencies or the price of securities or other financial contracts, including derivatives, will have an adverse impact on the results of operations or financial condition of the Group.

The Group's approach to managing each of these risks is set out below.

Credit Risk

The objective of credit risk management is to enable the Group to achieve sustainable and superior risk versus reward performance while maintaining credit risk exposure in line with approved risk appetite.

Credit risk is the risk of loss if another party fails to meet its financial obligations to the Group, including failing to perform them in a timely manner. Credit risk occurs mainly in the Group's loans and investment assets, and in derivative contracts. Good credit risk management is essential to ensure that the Group's cost advantage is not undermined by poor quality loans.

Credit Approval Process

Retail

Different credit approval processes exist for each customer type in order to ensure appropriate skills and resources are employed in credit assessment and approval while following the key principles relating to credit approval.

The customer loan risk management process incorporates sophisticated credit scoring systems to assess the credit risk associated with residential mortgage loans and unsecured loans, at both individual transaction and portfolio levels, together with the use of operational limits, credit authorisation procedures and credit control and review. Credit risk is assessed both at the point of granting a loan, and also throughout the life of the loan. Northern Rock further controls credit risk by reviewing several key factors in managing the portfolio to ensure prudent lending. This helps to manage the quality of the portfolio as it grows. These factors include:

- *Emphasis on next time buyers and remortgage customers relative to first time buyers*: In Northern Rock's experience, customers who have proven mortgage repayment records offer a lower level of risk. Of gross new residential mortgage lending in 2006, 44 per cent. (as compared to 39 per cent. in 2005) was to next time buyers and 32 per cent. (as compared to 37 per cent. in 2005) was to remortgage customers.
- *Loan size*: Northern Rock's policy matches maximum LTV ratios with permissible property values. Loans up to £300,000 attract a maximum LTV of 95 per cent., whereas loans over £300,000 attract a maximum of 90 per cent. In 2006, only 5.1 per cent. (as compared to 3.4 per cent. in 2005) of residential mortgage loans were in excess of £500,000.
- *Geographic spread*: Distribution channels for new residential mortgage lending are designed to avoid excessive reliance on any one geographical region.
- *Size of loan relative to the value of the property*: Northern Rock's current policy is for at least 65 per cent. of new residential mortgage lending in any one year to have LTVs of 90 per cent. or lower.
- *Probability of Default (**PD**) and Loss Given Default (**LGD**)*: PD and LGD limits have been established for Northern Rock's lending portfolios to ensure that the percentage of exposures falling into the highest risk bands is limited.

Treasury

Within the Group's Treasury function, the overall policy is to minimise credit risk through the use of operational credit limits, credit authorisation and credit control and review. Credit limits authorised by Executive Management are established for specified counterparties, and are continually monitored to ensure that actual exposures do not exceed authorised levels. These limits are based on a number of factors including external and internal ratings and capital of Northern Rock. Group limits have been incorporated to ensure that Northern Rock does not exceed its exposure to either a single counterparty or group of closely-related counterparties. Country limits have been incorporated to ensure that Northern Rock does not exceed its exposure in a geographical region. Master netting agreements are in place with all derivative counterparties. In addition most of the exposures created by derivatives are mitigated through the use of collateral agreements negotiated with derivative counterparties. Other techniques (including margining, credit breaks, compounding, termination and credit derivatives) are used periodically to mitigate the credit risk associated with particular transactions or group of transactions.

Credit risk models

Credit risk models are used throughout the Group to support the analytical elements of the credit risk management framework, in particular the quantitative risk assessment part of the credit approval process, ongoing credit monitoring as well as portfolio level analysis and reporting.

Credit risk models used by the Group can be broadly grouped into two categories.

- *PD/customer credit grade* — these models assess the probability that a customer will fail to make full and timely repayment of credit obligations over a time horizon. Each customer is assigned a score which corresponds to probability of default. There are a number of different credit grading models in use across the Group, each of which considers particular customer characteristics. The credit grading models use a combination of quantitative inputs, such as recent financial performance, credit bureau data and customer behavior.

- *LGD* — these models estimate the expected loss that may be suffered by the Group on a credit facility in the event of default. The Group's LGD models take into account the type of borrower and any security held.

Credit risk modeling governance

Management Board has delegated the day to day governance of credit models to the Retail Credit Risk Approval Group and Treasury Credit Risk Approval Group. These Groups are responsible for:

- Establishing high level standards to which all credit risk models across the Group must adhere.
- Approving all credit risk models prior to implementation and reviewing existing models on at least an annual basis.
- Developing credit risk models appropriate for the types of borrower and obtaining approval from Management Board for their implementation.
- Validating the models on at least an annual basis and submitting documentation of these validations to Management Board with appropriate recommendations on recalibration, where applicable.
- Obtaining approval from Management Board for any new methodology or parameter estimates used in existing credit risk models prior to implementation.

Liquidity Risk

Liquidity risk arises from the mismatch in the cashflows generated from current and expected assets, liabilities and derivatives. The Group's liquidity policy is to ensure that it is able to meet retail withdrawals, repay wholesale funds as they fall due, and meet current lending requirements. It also ensures that it meets FSA liquidity rules, which require the Group to be able to meet its sterling obligations without recourse to the wholesale money markets for a period of at least five business days.

To ensure that it meets these requirements, the Group has approved a Liquidity and Treasury Assets Policy Statement, compliance with which enables it to meet both the requirements of the FSA and internal policy requirements. This is achieved by managing a diversified portfolio of high quality liquid assets, and a balanced maturity portfolio of wholesale and retail funds. Longer term funds are raised through the Group's medium-term note programs. The Board reviews the Policy Statement annually, and on a more frequent basis if any significant changes are proposed or required.

As well as approving the types of liquid asset that may be bought, the Liquidity and Treasury Assets Policy Statement sets out approved operational limits and establishes operational guidelines for managing the Group's liquidity risk. The Treasury Director monitors liquidity on a daily basis, using daily cashflow liquidity and sterling stock liquidity reports, together with daily movement reports, portfolio analyses and maturity profiles. The Board receives monthly liquidity reports analysing the liquid assets and showing the percentages of assets held in each asset type.

Operational Risk

Operational risk is the risk of opportunities foregone, reputational damage or financial losses, resulting from inadequacies or failures in internal processes, people or systems, or from external events. The three main categories of operational risk losses are direct financial losses, indirect losses due to impairment of the Group's reputation, and potential earnings foregone because of the lack of operational ability to process business.

The key components of operational risk are systems and processes, technology, customers, external events and relationships, people, reconciliation and accounting, new activities and legal and compliance.

To minimise operational risk, the Group has implemented a Risk Policy and an Operational Risk Policy. Management Board directors and senior line managers are primarily responsible for ensuring effective operational risk management exists within their areas — in particular, the setting of tolerances, monitoring and reporting of operational risks. Where appropriate, Northern Rock establishes suitable cost-effective processes to mitigate or transfer operational risk exposures.

Operational risks are controlled and managed on a decentralised basis, with responsibility and authority to mitigate these risks delegated to the relevant line management. Northern Rock's support functions provide corporate policies, processes and reporting mechanisms as appropriate to the "front line" functions for the range of operational risks faced.

Market Risk

Market risk is the risk that changes in the level of interest rates, the rate of exchange between currencies or the price of securities or other financial contracts, including derivatives, will have an adverse impact on the results of operations or financial condition of the Group. The principal market risks to which the Group is exposed are interest rate risk and foreign exchange (currency) risk. The principal financial instruments that expose the Group to such risks are loans, deposits, securities and derivatives, none of which are used for trading purposes.

To manage the Group's exposure to market risk, the Board has adopted a Balance Sheet Structural Risk Management and Hedging Policy Statement. This sets out the Group's policy for managing balance sheet market risk, and the use of derivatives in achieving this. It enables the Board to assess, monitor and manage the current and expected interest rate risk, credit risk and currency risk in the balance sheet in line with the Group's overall risk policies.

Interest rate risk

The Group offers numerous banking, mortgage and savings products with varying interest rate features and maturities which create potential interest rate risk exposures. Interest rate risk arises as a result of timing differences on the re-pricing of assets and liabilities, unexpected changes in the slope and shape of yield curves and changes in correlation of interest rates between different financial instruments (often referred to as basis risk). In addition to interest rate risk positions managed within controlled risk limits within the Group, structural interest rate risk arises in the Group's consolidated balance sheet as a result of fixed rate, variable rate and non interest bearing assets and liabilities. The Group closely monitors interest rate movements, the interest rate and re-pricing maturity structure of its interest bearing assets and liabilities and the level of non-interest bearing assets and liabilities.

Interest rate sensitivity refers to the relationship between interest rates and net interest income resulting from the periodic re-pricing of assets and liabilities. Northern Rock also offers fixed rate residential mortgages and savings products on which the interest rate paid by or to the customer is fixed for an agreed period of time at the start of the contract. Northern Rock matches the expected maturity profiles of its interest earning assets and interest bearing liabilities through the use of derivatives. The risk of prepayment is additionally reduced by imposing charges if the customers terminate their contracts early.

The Group uses a number of measures to monitor and control interest rate risk and sensitivity. One such measure evaluates the difference in principal value between assets and liabilities repricing in various gap periods. Risk weights are assigned to each gap period which reflect potential losses for a given change in rates, and based on these a capital allocation is calculated for each period. The risk is controlled through setting maximum overall capital allocations, and individual capital allocations for each gap period.

A second control used measures earnings at risk from unmatched positions in fixed rate lending. The Group imposes a limit on the value of such earnings that may be at risk, based upon various scenarios of adverse interest rate changes.

The sensitivity of earnings to changes in interest rates is measured by comparing forecast net interest income over a 12 month period under two interest rate scenarios, a 1 per cent. parallel increase and decrease in all yield curves. Forecasts are based on measuring the sensitivity of net interest income for all on-balance sheet and derivative instruments while maintaining a consistent balance sheet size and structure throughout the simulation period. Forecasts include the effect on net interest income of those instruments which have embedded optionality. Forecasts also include other simplifying assumptions, such as no management action in response to a change in interest rates. An immediate hypothetical 1 per cent. parallel increase and decrease in all yield curves on December 31, 2006 would result in a decrease of £118.9 million (as compared to £32.4 million in 2005) and an increase of £113.6 million (as compared to £28.4 million in 2005), respectively, in planned net interest income for the twelve months to December 31, 2007.

2006	Within 3 months	After 3 months but within 6 months	After 6 months but within 1 year	After 1 year but within 5 years	After 5 years	Non-Interest Bearing funds	Total
	(£ millions, except percentages)						
Assets							
Cash and balances with central banks	890.9	—	—	—	—	65.1	956.0
Loans and advances to banks	5,483.8	122.5	15.0	—	—	—	5,621.3
Loans and advances to customers	26,029.8	4,706.0	10,148.4	42,877.8	2,599.7	—	86,361.7
Investment securities	4,649.0	55.3	461.5	981.0	483.6	—	6,630.4
Other assets	—	—	—	—	—	1,441.2	1,441.2
Total assets	37,053.5	4,883.8	10,624.9	43,858.8	3,083.5	1,506.3	101,010.6
Liabilities							
Deposits by banks	1,991.8	88.4	53.0	3.0	—	—	2,136.2
Customer accounts	19,923.0	1,422.4	3,688.7	1,833.5	—	—	26,867.6
Debt securities in issue	51,499.9	622.3	1,397.4	6,331.0	4,443.7	—	64,294.3
Subordinated liabilities	—	—	—	291.6	470.8	—	762.4
Tier one notes	—	—	—	—	209.4	—	209.4
Other liabilities	—	—	—	—	—	3,530.1	3,530.1
Shareholders' equity	—	—	—	—	—	2,174.8	2,174.8
Non shareholders' equity	—	—	—	—	—	1,035.8	1,035.8
Total liabilities	73,414.7	2,133.1	5,139.1	8,459.1	5,123.9	6,740.7	101,010.6
Total interest rate sensitivity gap	(36,361.2)	2,750.7	5,485.8	35,399.7	(2,040.6)	(5,234.4)	—
Cumulative interest rate sensitivity gap	(36,361.2)	(33,610.5)	(28,124.7)	7,275.0	5,234.4	—	—

Currency risk

Currency risk arises as a result of the Group having assets, liabilities and derivative items that are denominated in currencies other than sterling as a result of normal banking activities, including wholesale funding.

In addition to raising funds through sterling money markets, capital markets and the domestic retail savings market, the Group raises funds through issuing non-sterling denominated commercial paper, certificates of deposit, medium-term debt securities (including securitised notes and covered bonds) and retail funds. The most significant currencies in which Northern Rock has transactions are U.S. dollars and the Euro. The Group's policy is to mitigate fully any exchange rate exposures by using cross currency swaps and forward foreign exchange contracts, or to match exposures with assets denominated in the same currency. Consequently, the sensitivity of income to changes in foreign exchange rates is insignificant.

The table below sets forth the value in sterling of all assets and liabilities of the Group denominated in a currency other than sterling at December 31, 2006 and 2005. The figures in the table below should not be viewed as indicating the Group's exposure to foreign exchange risk due to the use of hedging instruments discussed above.

	Group	
	2006	2005
	(£ millions)	
Assets	3,255.6	2,569.1
Liabilities	52,005.9	38,578.4

Use of derivatives

The Board has authorised the use of derivative instruments for the purpose of supporting the strategic and operational business activities of the Group and reducing the risk of loss arising from changes in interest rates and exchange rates. All use of derivative instruments within the Group is to hedge economic risk exposure, and the Group takes no trading positions in derivatives.

The Group uses a number of derivative instruments to reduce interest rate risk and currency risk. These include interest rate swaps, interest rate options, forward rate agreements, interest rate and bond futures, currency swaps and forward foreign exchange contracts. The objective, when using any derivative instrument, is to ensure that the risk to reward profile of any transaction is optimised. Where either a balance sheet derivative instrument or an alternative balance sheet asset or liability could be used for a specific purpose, or where more than one derivative instrument could be used, the Group will select the instrument that optimises the following conditions:

- minimise capital utilisation;
- maximise income or minimise cost;
- maximise liquidity;
- minimise administrative and accounting complexity; and
- minimise the Group's tax liability.

The benefits of using derivative instruments are measured by examining the anticipated consequences of not hedging the perceived risk in terms of revenue or capital loss. The vast majority of the Group's derivatives activity is contracted with banks and other financial institutions.

Analysis of activities and related derivative instrument

The following table sets out activities undertaken by the Group and the related risks associated with such activities, and provides details of the types of derivatives used in economically managing such risks.

Activity	Risk	Type of Derivative
Management of the return on variable rate assets	Reduced profitability due to falls in short-term interest rates	Receive fixed interest rate swaps Purchase interest rate options Sell forward rate agreements Purchase interest rate futures
Fixed-rate lending	Sensitivity to increases in interest rates Sensitivity to decreases in medium/long-term interest rates, resulting in prepayment	Pay fixed interest rate swaps Purchase interest rate caps Impose early repayment penalty charges
Fixed-rate retail and wholesale funding	Sensitivity to falls in short-term interest rates	Receive fixed interest rate swaps
Fixed-rate asset investments	Sensitivity to increase in interest rates	Pay fixed interest rate swaps
Re-financing of wholesale funding	Sensitivity to increase in interest rates	Sell bond futures Purchase forward rate agreements Sell interest rate futures
Investment in foreign currency assets	Sensitivity to strengthening of sterling against other currencies	Cross-currency swaps Foreign currency funding
Issuance of bonds in foreign currencies	Sensitivity to weakening of sterling against other currencies	Cross-currency swaps
Interest earned on foreign currency denominated debt securities	Sensitivity to strengthening of sterling against other currencies	Forward foreign exchange contracts Purchase currency options

Due to the specific requirements of IAS 39 to obtain hedge accounting, not all economic hedges are designated as accounting hedges, either because natural accounting offsets are expected or because obtaining hedge accounting would be especially onerous.

a) Fair Value Hedges

The Group designates a number of derivatives as fair value hedges. In particular the Group has three approaches establishing relationships for:

i) Hedging the interest rate and foreign currency exchange rate risk of non-prepayable, foreign currency denominated fixed rate assets or liabilities on a one-for-one basis with fixed/floating or floating/fixed cross currency interest rate swaps.

ii) Hedging the interest rate risk of a single currency portfolio of sterling, U.S. dollar and euro non-prepayable fixed rate assets/liabilities on a one-for-one basis with vanilla fixed/floating or floating/fixed interest rate swaps.

iii) Hedging the interest rate risk of a portfolio of prepayable fixed rate assets with interest rate derivatives. This solution is used to establish a macro fair value hedge for derivatives hedging fixed rate mortgages. The Group believes this solution is the most appropriate as it is consistent with its policy for hedging fixed rate mortgages on an economic basis.

The total fair value of derivatives included within fair value hedges at December 31, 2006 was £315.9 million.

b) Cash Flow Hedges

At present the Group does not designate any derivatives as cash flow hedges.

c) Net Investment Hedges

At present the Group does not designate any derivatives as net investment hedges.

Analysis of derivatives by type of contract

The table below shows the contract/notional amount and fair values of derivatives by type of contract as at December 31, 2006.

	Contract/ notional amount	Fair values Assets	Fair values Liabilities
		(£ millions)	
Derivatives in accounting hedge relationships			
Derivatives designated as fair value hedges			
Interest rate swaps	45,083.9	469.5	(20.3)
Cross currency interest rate swaps	7,508.7	55.2	(188.5)
	52,592.6	524.7	(208.8)
Derivatives in economic hedging relationships but not in accounting hedge relationships			
Interest rate derivatives			
Interest rate swaps	13,861.6	194.2	(9.4)
Caps, floors and options	290.0	6.6	—
Equity index swaps	134.1	32.8	—
Embedded derivatives	133.0	—	(38.7)
	14,418.7	233.6	(48.1)
Currency derivatives			
Cross currency swaps	36,751.9	107.5	(1,941.6)
Forward foreign exchange	7,856.2	5.5	(194.0)
	44,428.1	113.0	(2,135.6)
Total derivatives in economic hedging relationships	58,846.8	346.6	(2,135.6)
Total recognised derivative assets/(liabilities)	111,439.4	871.3	(2,392.5)

At December 31, 2006, the Group had not entered into any derivatives transactions with significant leveraging features. Derivatives which are combinations of more basic transactions (such as swaps with embedded option features), or which have leverage features, may be used in circumstances where the underlying position being hedged contains the same risk features, for example, medium-term note issues based on equity indices or a multiple of an underlying asset or liability. Exposure to market risk on such contracts is therefore fully hedged. Credit risk on these contracts is monitored within tightly defined risk limits on the basis of the contractual terms of the instruments, rather than the face or contract amount.

Selected Statistical Information

Information presented below in respect of the years ended and as at December 31, 2006 and 2005 has been prepared in accordance with IFRS. Information presented below in respect of the year ended and as at December 31 2004 has been restated to reflect the adoption of IFRS.

Average Balance Sheets and Interest Rates

The following table shows average balances and interest rates for Northern Rock for the past three years.

	2006			2005			2004		
	Average Balance[1]	Interest[2]	Average Rate %	Average Balance[1]	Interest[2]	Average Rate %	Average Balance[1]	Interest[2]	Average Rate %
	(£ in millions, except percentages)								
Assets									
Cash and balances with central banks	430.6	20.7	4.81	14.4	0.3	2.08	10.6	0.2	1.89
Loans and advances to banks	4,681.0	216.9	4.63	4,772.4	212.1	4.44	4,093.9	179.7	4.39
Loans and advances to customers[3]	77,672.8	4,427.3	5.70	62,197.0	3,583.5	5.76	47,590.6	2,578.9	5.42
Investment securities	*6,003.4*	*307.4*	*5.12*	*5,746.2*	260.8	4.54	5,378.2	230.6	4.29
Total average interest-earning assets	88,787.8	4,972.3	5.60	72,730.0	4,056.7	5.58	57,071.3	2,989.4	5.24
Non interest earning assets									
Tangible fixed assets	185.7			175.6			164.3		
Other	2,366.8			2,068.5			1,021.1		
Total average assets	91,340.1			74,974.1			58,256.7		
Liabilities and shareholders' funds									
Deposits by banks	*2,129.6*	*91.0*	*4.27*	*1,747.2*	*51.6*	*3.53*	1,632.4	*50.5*	3.09
Retail customer accounts – demand deposits	2,771.5	101.1	3.65	2,539.1	96.8	3.81	952.5	17.6	1.85
Retail customer accounts – time deposits	18,943.5	859.6	4.54	16,371.2	744.9	4.55	15,486.4	672.1	4.34
Customer accounts – wholesale deposits	4,076.4	182.3	4.47	3,207.5	138.6	4.33	2,661.4	109.0	4.10
Debt securities in issue	57,070.4	2,826.4	4.95	45,420.5	2,196.3	4.84	33,396.4	1,555.0	4.68
Subordinated liabilities	765.6	53.4	6.97	765.2	53.7	7.02	1,379.8	85.5	6.20
Reserve capital instruments	—	(4.0)	—	—	(3.7)	—	300.0	19.8	6.60
Tier one notes	200.0	13.4	6.70	200.0	14.0	7.00	200.0	13.0	6.50
Total average interest-bearing liabilities	85,957.0	4,123.2	4.80	70,250.7	3,304.4	4.70	56,008.9	2,522.5	4.50
Non interest bearing liabilities									
Other	*2,663.4*			*2,189.1*			*802.5*		
Equity									
Shareholders' funds	1,683.9			1,518.5			1,445.3		
Non shareholders' funds	1,035.8			1,035.8			—		
Total average liabilities and equity	91,340.1			74,974.1			58,256.7		
Net interest margin									
Net interest income	849.1			752.3			466.9		
Interest income as a percentage of average interest-earning assets		5.60			5.58			5.24	
Interest expense as a percentage of average interest-bearing liabilities		4.80			4.70			4.50	
Interest spread		0.80			0.87			0.73	
Net interest margin[4]		0.96			1.03			0.82	

Notes:

(1) Average balances are based upon monthly data for Northern Rock and its subsidiaries.

(2) For the purpose of the average balance sheet, interest income and interest expense have been stated after allocation of interest on instruments entered into for hedging purposes.

(3) Loans and advances to customers includes non-performing loans, net of allowances for loan losses. See "Allowance for Loan Losses" and "Problem and Non-Performing Loans and Advances" below.

(4) Net interest margin represents net interest income as a percentage of average interest earning assets.

The following tables set forth prevailing average interest rates and yields, spreads and margins for the three years ended December 31, 2006.

	At December 31,		
	2006	2005	2004
			(%)
Prevailing Average Interest Rates			
United Kingdom:			
Banks base rate	4.64	4.65	4.38
London inter-bank offered rate:			
Three month sterling	4.85	4.76	4.64
Three month Eurodollar	5.20	3.57	1.62
United States:			
Prime rate	7.96	6.19	4.35
Yields, Spreads and Margins			
Gross yield[(1)]	5.60	5.58	5.24
Net interest spread[(2)]	0.80	0.87	0.73
Net interest margin[(3)]	0.96	1.03	0.82

Notes:

(1) Gross yield represents interest income as a percentage of average interest-earning assets.

(2) Net interest spread represents the difference between the gross yield and the interest expense as a percentage of average interest bearing liabilities.

(3) Net interest margin represents net interest income as a percentage of average interest earning assets.

Changes in Net Interest Income-Volume and Rate Analysis

The following table allocates changes in interest income, interest expense and net interest income between changes in volume and changes in rate for the years ended December 31, 2006 and 2005. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities. The variance caused by changes in both volume and rate has been allocated to rate changes.

	2006/2005			2005/2004		
		Changes due to Increase/(decrease) in:			Changes due to Increase/(decrease) in:	
	Total Change	Volume	Rate	Total Change	Volume	Rate
	(£ millions)					
Interest Income						
Cash and balances with central banks	20.4	8.7	11.7	0.1	0.1	—
Loans and advances to banks	4.8	(4.1)	8.9	32.4	29.8	2.6
Loans and advances to customers	843.8	891.4	(47.6)	1,004.6	791.7	212.9
Investment securities	46.6	11.7	34.9	30.2	15.9	14.3
Total interest income	915.6	907.7	7.9	1,067.3	837.5	229.8
Interest Expenses						
Deposits by banks	29.4	13.5	15.9	11.1	3.5	7.6
Retail customer accounts – demand deposits	4.3	8.9	(4.6)	79.2	29.4	49.8
Retail customer accounts – time deposits	114.7	117.0	(2.3)	72.8	38.4	34.4
Customer accounts – wholesale deposits	43.5	37.6	5.9	29.8	22.4	7.4
Debt securities in issue	628.1	563.9	64.2	643.3	560.3	83.0
Subordinated liabilities	(0.3)	—	(0.3)	(31.8)	(38.1)	6.3
Reserve capital instruments	(0.3)	(0.3)	—	(23.5)	(23.5)	—
Tier one notes	(0.6)	—	(0.6)	1.0	—	1.0
Total interest expense	818.8	740.6	78.2	781.9	592.4	189.5
Net interest income[1]	96.8	167.1	(70.3)	285.4	245.1	40.3

Note: (1) Interest income, interest expense and net interest income have been stated after allocation of interest on instruments entered into for hedging purposes.

Investment Securities

The following table sets forth the amortised cost and market values of securities as at December 31 for each of the three years indicated. Investment securities are recorded in the balance sheet at market value.

	2006 Amortised cost	2006 Market Value[1]	2005 Amortised cost	2005 Market Value[1]	2004 Amortised cost	2004 Market Value[1]
			(£ millions)			
Investment securities[2]						
Debt securities						
U.K. Government[3]	1,666.6	1,639.6	1,312.7	1,318.7	737.3	752.8
Other public sector securities	37.3	37.1	149.0	150.3	551.7	559.6
Bank and Building Society certificates of deposit	475.1	474.9	483.2	483.2	456.2	456.2
Other issuers:						
Floating rate notes	1,265.1	1,266.0	1,130.7	1,132.1	1,150.4	1,155.4
Mortgage-backed securities	1,850.3	1,852.3	1,566.8	1,570.8	1,115.4	1,120.8
Other asset-backed securities	716.3	717.6	191.0	191.3	178.7	179.1
Other	375.1	370.0	386.9	390.5	552.5	558.7
Equity shares and other variable yield securities	247.6	272.9	118.6	140.2	575.6	591.1
Total	6,633.4	6,510.1	5,338.9	5,377.1	5,317.8	5,373.7

Notes:

(1) There are hedges in place in respect of certain securities where the rise or fall in their market value will be offset by a substantially equivalent reduction or increase in the value of the hedges which are not included in the market value of the debt securities.

(2) Investment securities include government securities held as part of the Group's treasury management portfolio for asset/liability management, liquidity and regulatory purposes and are for use on a continuing basis in the activities of the Group. In addition, the Group holds as investment securities listed and unlisted corporate securities.

(3) At December 31, 2006, the market value of U.K. Government securities held by Northern Rock were equal to 75.4% of total stockholders' equity. Northern Rock had no other investments in any one counterparty exceeding 10% of Northern Rock's stockholders' equity at December 31, 2006.

The following table sets forth the maturities of investment securities at December 31, 2006.

	Maturing within one year		Maturing after one but within five years		Maturing after five years but within ten years		Maturing after ten years		Total	
									(£ millions, except percentages)	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.K. Government	715.1	5.82	747.3	4.60	204.2	4.85	—	—	1,666.6	5.15
Other public sector securities	34.1	3.00	—	—	—	—	3.2	4.54	37.3	3.13
Bank and building society certificates of deposit	475.1	4.95	—	—	—	—	—	—	475.1	4.95
Other issuers[(1)]	370.5	5.17	1,156.2	4.82	461.3	4.88	2,218.8	5.16	4,206.8	5.04
Sub total	1,594.8	5.35	1,903.5	4.74	665.5	4.87	2,222.0	5.15	6,385.8	5.05
Equity shares and other variable yield securities	—		61.7		68.0		117.9		247.6	
Total book value	1,594.8		1,965.2		733.5		2,339.9		6,633.4	
Total market value	1,591.4		1,947.4		747.7		2,343.9		6,630.4	

Note:

(1) Included within "Other issuers" are asset-backed securities. These securities are classified in the table according to their contractual maturity dates; however, redemption of these securities is expected on average to take place between four and ten years from date of issue. As with the underlying assets, asset-backed securities involve prepayment risks; however, the Group's exposure to this type of risk is limited by the high proportion of floating rate assets in this category. See "Financial Risk Management" of this Prospectus for further explanation of the Group's risk management and hedging strategy.

Loans and Advances to Banks

For the years ended December 31, 2006, 2005 and 2004, cash ratio deposits held with central banks are excluded from loans and advances to banks and shown within cash and balances with *central banks*.

Loans and Advances to Banks

	Year ended December 31,		
	2006	2005	2004
		(£ millions)	
Total loans and advances to banks	5,621.3	5,073.8	3,674.2

The following table sets forth loans and advances to banks by maturity at December 31, 2006.

Maturity Analysis of Loans and Advances to Banks

	On Demand	In not more than three months	In more than three months but not more than one year	In more than one year but not more than five years	In more than five years	Total
			(£ millions)			
Loans and advances to banks	77.9	5,405.9	137.5	—	—	5,621.3

Interest Rate Sensitivity of Loans and Advances to Banks

	At December 31, 2006
	(£ millions)
Fixed Rate	4,767.0
Variable Rate	854.3
Total	5,621.3

Loans and Advances to Customers

The Group provides lending facilities primarily to personal customers in the form of mortgages secured on residential properties and in the form of unsecured lending and a limited number of lending facilities to corporate customers.

The following table sets forth total loans and advances to customers at the indicated dates.

Loans and Advances to Customers[1]

	Year ended December 31,		
	2006	2005	2004
		£ millions)	
Advances secured on residential property	30,094.1	23,900.7	27,000.7
Advances secured on residential property (subject to securitisation)	47,197.6	38,356.3	21,661.1
Total advances secured on residential property	77,291.7	62,257.0	48,661.8
Other secured advances	1,025.4	743.5	1,278.1
Other secured advances (subject to securitisation)	534.5	779.8	238.4
Total other secured advances	1,559.9	1,523.3	1,516.5
Unsecured loans not subject to securitisation	7,277.0	5,788.6	4,581.4
Unsecured investment loans	556.5	507.2	9.1
Total	86,685.1	70,076.1	54,768.8

Note:

(1) No single concentration of lending, with the exception of advances secured on residential properties in the United Kingdom, as disclosed above, accounts for more than 10% of Group lending and no individual country, other than the United Kingdom, accounts for more than 5% of total Group lending.

The following table sets forth certain loans and advances to customers by maturity at December 31, 2006.

	On demand	In not more than three months	In more than three months but not more than six months	In more than six months but not more than one year	In more than one year but not more than five years	In more than five years	Provisi ons	Total
				(£ millions)				
Advances secured on residential property not subject to securitisation	—	248.6	156.1	311.8	2,681.2	26,722.6	(26.2)	30,094.1
Advances secured on residential property subject to securitisation	—	347.1	346.1	692.0	5,652.4	40,160.0	—	47,197.6
Other secured advances not subject to securitisation	—	12.9	12.9	25.9	267.9	713.2	(7.4)	1,025.4
Other secured loans subject to securitisation	—	7.2	7.2	14.4	126.5	379.2	—	534.5
Unsecured loans not subject to securitisation	4.4	38.0	46.0	130.4	2,409.1	4,741.5	(92.4)	7,277.0
Unsecured investment loans	—	245.5	28.1	7.6	251.0	24.3	—	556.5
Total	4.4	899.3	596.4	1,182.1	11,388.1	72,740.8	(126.0)	86,685.1

Interest Rate Sensitivity of Loans and Advances to Customers

	At December 31, 2006
	(£ millions)
Fixed Rate	66,535.8
Variable Rate	20,149.3
Total	86,685.1

Allowance for Loan Losses

Through various processes Northern Rock actively monitors credit risk on an ongoing basis for its entire loan portfolio. Northern Rock's impairment allowance policy requires an adequate allowance to be maintained to cover losses in the loan portfolio. The impairment allowance methodology is as follows:

Individual assessments: Northern Rock first assesses whether objective evidence of impairment exists individually for loans that are individually significant. Objective evidence that a financial asset is impaired includes observable data that comes to the attention of the Group about the following loss events:

(a) significant financial difficulty of the customer;

(b) a breach of contract, such as a default or delinquency in interest or principal repayments; or

(c) granting to the borrower a concession that Northern Rock would not otherwise consider.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the loan's carrying amount and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the loan's original effective interest rate. The carrying amount of the loan is reduced through the use of an impairment allowance and the amount of the loss is recognised in the income statement. In future periods the unwind of the discount is recognised within interest income.

Collective assessments: If Northern Rock determines that no objective evidence of impairment exists for an individually assessed loan, whether significant or not, it includes the loan in a group of loans with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on a group of loans with similar characteristics has been incurred, the amount of the loss is measured as the difference between the group of loans carrying amount and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the group of loans average original effective interest rate. The carrying amount of the group of loans is reduced through the use of an impairment allowance and the amount of the loss is recognised in the income statement. In future periods the unwind of the discount is recognised within interest income.

Recoveries: Recoveries of prior losses are recorded in income in the period of recovery as an offset against the impairment allowance. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the customer's credit rating), the previously recognised impairment loss is reversed by adjusting the impairment allowance. The amount of the reversal is recognised in the income statement.

Amounts written off: When a loan is uncollectible, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement.

The following tables show Northern Rock's allowance for loan losses as at the year-end for the past five years and the movements in the allowance for loan losses for each of the years then ended.

Analysis of Year-End Allowance for Loan Losses

	Year ended December 31,		
	2006	2005	2004
		(£ millions)	
Advances secured on residential properties	26.2	32.5	36.3
Other secured advances	7.4	4.7	12.2
Unsecured loans	92.4	87.1	78.4
Total allowance	126.0	124.3	126.9
Ratios			
Total related allowances at each year end as a percentage of year-end:			
Advances secured on residential properties	0.03%	0.05%	0.07%
Other secured advances	0.47%	0.31%	0.80%
Unsecured loans	1.25%	1.48%	1.68%
Total allowance at each year end as a percentage of: Total loans and advances to customers at year end	0.15%	0.18%	0.23%
Provisions charged against income as a percentage of total loans and advances to customers at year end	0.09%	0.08%	0.09%
Net charge-offs as a percentage of average loans and advances to customers	0.11%	0.09%	n/a
Total loans and advances ratios			
As a percentage of total loans and advances to customers:			
Advances secured on residential properties	89.1%	88.7%	88.7%
Other secured advances	1.8%	2.2%	2.8%
Unsecured loans	9.1%	9.1%	8.5%

Movements in Allowance for Loan Losses

	Year ended December 31,		
	2006	2005	2004
		(£ millions)	
Allowance at the beginning of the year	124.3	126.9	101.3
IAS adoption	—	(3.3)	8.6
	124.3	123.6	109.9
Amounts written off:			
Advances secured on residential properties	(13.8)	(10.8)	(3.8)
Other secured advances	—	(0.4)	(1.7)
Unsecured advances	(69.0)	(48.0)	(26.0)
	(82.8)	(59.2)	(31.5)
Provisions charged against income:			
Advances secured on residential properties	9.4	17.9	0.4
Other secured advances	2.3	2.7	0.8
Unsecured advances	91.0	45.6	50.2
	102.7	66.2	51.4
Adjustments to provisions resulting from recoveries:			
Advances secured on residential property	(3.0)	(0.6)	(0.9)
Other secured advances	(0.1)	—	(0.1)
Unsecured advances	(18.4)	(9.0)	(1.9)
	(21.5)	(9.6)	(2.9)
Discount unwind:			
Advances secured on residential property	1.1	1.1	—
Other secured advances	0.5	0.5	—
Unsecured advances	1.7	1.7	—
	3.3	3.3	—
Allowance at the end of the year	126.0	124.3	126.9

Trends in the allowance for loan loss ratios shown above are consistent with Northern Rock's past due experience over the past three years. Northern Rock has consistently maintained a low appetite for credit risk which has, together with other factors, resulted in an overall loan portfolio of high credit quality. Northern Rock's underwriting criteria for commercial lending continues to result in controlled growth with lower risk commercial borrowers. At December 31, 2006, total year-end allowances for loan losses on unsecured loans amount to £92.4 million compared with £87.1 million at December 31, 2005. This increase reflects the increase in outstanding unsecured balances and the continuing improvement in credit quality resulting in the ratio of unsecured loan allowances decreasing from 1.48 per cent. at year end 2005 to 1.25 per cent. at year end 2006.

Problem and Non-performing Loans and Advances

Problem and Non-performing loans and advances are analysed and reported in categories which reflect U.S. lending and accounting practices. However, lending and accounting practices differ in the U.K. from those practices employed in the U.S. Different terminology is also used in the U.S. as compared to the U.K. to describe the same items. The following summary includes the primary differences in bank terminology and lending and accounting practices.

Differences in terminology

U.K.	U.S.
Loans and advances	Loans and advances or "lendings"
Impairment allowance	Allowance for lending or loan losses
Interest receivable	Interest income
In arrears	Past-due
Loans with interest suspended	Loans in non-accrual status
Write-offs	Charge-offs
Repossession	Foreclosure
Property in possession	Foreclosed property, acquired property or other real estate owned
Problem loans and advances	Impaired loans and advances

Differences in Lending and Accounting Practices

In the U.S., it is the typical practice of banks to stop accruing interest when payments on loans and advances are 90 days or more past due or when recovery of both principal and interest is doubtful. Accrued interest upon transfer to non-accrual status is reversed from income and no further interest is recognised until it becomes probable that the principal and interest will be repaid in full in accordance with the contractual terms. In accordance with IFRS, Northern Rock continues to accrue interest, where appropriate, to customer accounts even where recovery is in doubt. This accrued interest is added to the loan balance, and it is recorded as income during the period. Although this practice has no effect on net income when compared to the practice employed in the U.S., it has the effect of increasing the reported level of problem and potential non-performing loans and advances for U.K. banks in comparison with U.S. banks.

In the U.S., non-performing loans and advances are typically charged-off earlier than in the U.K. As a result, a U.K. bank may appear to have a higher level of non-performing loans and advances than a U.S. bank. In the U.K. such loans would be accounted for as loans subject to repossession as described below.

In most circumstances in the U.S., title to property securing residential real estate transfers to the lender upon foreclosure. At foreclosure the loan is charged off and the acquired property is recorded at fair value with any recoveries recorded as an offset to the provision for loan losses for the period. Any specific allowance relating to the loan is not carried forward. The acquired property is subsequently reported in other assets on the balance sheet at the lower of cost or fair value less selling costs. Cost is defined as the fair value of the acquired property at the time of foreclosure. Upon sale of the acquired property, U.S. banks will record gains and losses in the income statement as gain or loss on acquired property.

Although a bank is entitled under U.K. law to enforce a first charge on property held as security in the U.K., it typically does so only to the extent of enforcing its power of sale. Northern Rock accounts for repossessed property in accordance with IFRS and industry practice for U.K. banks. At repossession, Northern Rock takes control of the property held as security on a loan but title does not transfer to the Bank. As U.K. banks generally do not take title to the property held as security, they are obligated to remit to the borrower any gain, in excess of the bank's net investment in the loan, realised upon the sale of the property. In contrast, U.S. banks may take title to the property upon foreclosure and, although generally not a common occurrence, a U.S. bank can recognise a gain upon the sale of the property.

Loans subject to repossession continue to be reported by Northern Rock as loans in the balance sheet. Any recoveries or additional losses realised upon the subsequent sale of the property are recorded by Northern Rock within the provision for loan losses during the reporting period. This practice results in a difference in the classification of losses and recoveries in the income statement. It also has the effect of increasing the reported level of non-performing loans for U.K. banks in comparison with U.S. banks. The amount of loans subject to repossession held by Northern Rock as at December 31, 2005 amounted to £50.6 million.

The following tables present non-performing loans and advances for Northern Rock.

Group Non-performing Loans

	At December 31,		
	2006	2005	2004
	(£ millions, except percentages)		
Accruing lendings on which a proportion of interest has been suspended and/or on which individual/specific allowance has been made	56.2	27.6	179.7
Accruing lendings 90 days overdue on which no interest has been suspended and on which no individual/specific allowance has been made	538.5	389.1	55.2
Non-accruing lendings	—	—	39.7
Troubled debt restructurings	46.0	36.1	23.1
Total non-performing lendings	640.7	452.8	297.7

The table below sets out the number of residential mortgage loans in arrears falling into each category and such figures as a proportion of the number of residential mortgage loans.

Analysis of Residential Mortgage Loans in Arrears

	At December 31,				
	2006	2005	2004	2003	2002
Number of residential mortgage loans in arrears:					
3 to 6 months	2,433	2,035	1,695	1,674	1,946
6 to 12 months	629	540	422	634	658
Over 12 months	34	16	18	106	133
Total	3,096	2,591	2,135	2,414	2,737
As a percentage of the total number of residential mortgage loans:					
3 to 6 months	0.3%	0.3%	0.3%	0.3%	0.4%
6 to 12 months	0.1%	0.1%	0.1%	0.2%	0.2%
Over 12 months	—	—	—	—	—
Total	0.4%	0.4%	0.4%	0.5%	0.6%

Until December 31, 2004 loans were designated as non-performing as soon as management had doubts as to the ultimate collectability of principal or interest. When a loan was designated as non-performing interest was not normally credited to the income statement and either interest accruals ceased (**non-accruing lendings**) or interest was credited to an interest suspense account in the balance sheet which was netted against the relevant loan (**suspended interest**). Following the introduction of IAS 39 with effect from January 1, 2005 interest is no longer suspended and accounts are no longer classified as non-accruing.

Deposits

The following table sets forth the average balances for each type of deposit and the average rate for each type of deposit for the three years ended December 31.

	Year ended December 31,					
	2006		2005		2004	
	Average Balance	Average Rate %	Average Balance	Average Rate %	Average Balance	Average Rate %
	(£ millions, except percentages)					
Deposits by banks	2,129.6	4.27	1,747.2	3.53	1,632.4	3.09
Retail demand deposits	2,771.5	3.65	2,539.1	3.81	952.5	1.85
Retail time deposits	18,943.5	4.54	16,371.2	4.55	15,486.4	4.34
Wholesale deposits	4,076.4	4.47	3,207.5	4.33	2,661.4	4.10
Total	27,921.0		23,865.0		20,732.7	

Retail demand and time deposits are obtained through, and administered by, the retail distribution network including the offshore operations in Guernsey and Dublin. They are all interest bearing and interest rates are varied from time to time in response to competitive conditions. Retail demand deposits increased during 2006 largely due to the increases in fixed rate bonds and offshore accounts.

Time deposits comprise accounts which require customers to give notice of an intention to make a withdrawal, including fixed rate bonds, as well as postal and telephone deposit accounts. Delays in customers being able to use funds from postal and telephone accounts arise due to the impact of the time required for receipt of funds via mail or bank transfer following a request for withdrawal.

Wholesale deposits are sourced through the London money markets or over-the-counter (OTC) for which interest rates are quoted on request rather than being publicly advertised. These deposits are of fixed maturity and bear interest rates which reflect the inter bank money market rates.

A number of key factors have affected the U.K. retail savings market during the period 2004 to 2006. This period has seen sustained levels of competition from existing financial institutions. Improved technology has resulted in the introduction of cost efficient distribution methods (*e.g.*, telephone accounts and internet- based accounts). Bank base rate was 3.75 per cent. at the beginning of 2004, having hit an almost 50 year low of 3.5 per cent. during 2003. Rates then increased gradually to a high of 4.75 per cent. in August 2004. There followed a period of unchanged interest rates, except for a decrease to 4.5 per cent. in August 2005, until rates were slowly increased to 5 per cent. in the latter half of 2006. All of these factors have affected the composition of Northern Rock's savings products and the effective rate paid to customers.

Short-term borrowings

The following table contains information regarding the Group's short-term borrowings (*i.e.*, those with an original maturity of less than one year) for each of the three years ended December 31.

	Year ended December 31,		
	2006	2005	2004
	(£ millions, except percentages)		
Bank Deposits			
Year end balance	1,532.2	1,018.5	838.7
Maximum balance	2,625.6	1,544.8	1,636.2
Average balance	1,457.3	1,282.9	1,240.7
Average interest rate during year(1)	4.55%	3.34%	2.90%
Year end interest rate(2)	5.01%	3.78%	3.85%
Commercial Paper(3)			
Year end balance	5,629.5	3,593.3	3,201.1
Maximum balance	5,629.5	3,939.9	3,201.1
Average balance	3,677.2	3,201.1	2,263.7
Average interest rate during year(1)	4.03%	2.96%	3.13%
Year end interest rate(2)	4.52%	3.57%	3.42%
Certificates of Deposit			
Year end balance	2,794.4	4,158.6	3,834.1
Maximum balance	2,794.4	4,158.6	4,262.4
Average balance	1,760.5	3,311.3	3,277.1
Average interest rate during year(1)	4.81%	4.22%	3.98%
Year end interest rate(2)	5.21%	4.43%	4.48%

Notes:

(1) Average interest rates during the year are calculated by dividing total interest expense by the average amount borrowed.

(2) The year end interest rates presented are based on the rates paid and balances at a single day and as such may reflect market conditions that may not be indicative of generally prevailing market rates.

(3) Commercial paper included in the above analysis had an original maturity not exceeding 365 days.

The following table shows the maturity breakdown of certificates of deposit and time deposits of £51,101 (approximately $100,000) or more at December 31, 2006.

	Certificates of Deposit	Time Deposits	Total
	(£ millions)		
3 months	2,479.5	4,649.5	7,129.0
3 to 6 months	378.0	562.6	940.6
6 months to 1 year	149.3	525.8	675.1
Over 1 year	8.0	145.3	153.3
	3,014.8	5,883.2	8,898.0

Competition

This section contains forward-looking statements that involve inherent risks and uncertainties. Northern Rock's actual results may differ materially from those contained in such forward-looking statements. See *Forward-Looking Statements* above.

Industry Background

Northern Rock's main competitors have traditionally been providers of personal financial services in the United Kingdom. These include banks, building societies, life insurance companies and mutual insurance organisations. In recent years, competitive pressures, consolidation and changes in the regulatory environment have led to a blurring of the boundaries between banks, building societies and insurance companies in the United Kingdom. In addition, in recent years new providers of financial services have emerged as competitors in the U.K. residential mortgage lending market and retail savings market. Below is a description of the traditional types of organisations that continue to compete with Northern Rock, as well as a description of certain new competitors.

Banks and building societies

There has been significant consolidation of banks and building societies in recent years. The number of building societies has fallen from 105 in 1992 to 60 currently. This reduction has been marked by the merger of certain of these organisations as well as acquisitions by existing banks.

Certain major financial service providers have also changed their legal status with Halifax, Woolwich and Alliance & Leicester building societies converting during 1997 to stock form U.K. licensed banks in the form of public limited liability companies. A number of building societies have chosen not to convert, and legislation was passed in 1997 to enable these organisations to compete more freely with banks. Despite this, Bradford and Bingley Building Society converted to a listed bank in December 2000.

Insurance Companies

The U.K. insurance industry has traditionally been comprised of a large number of mutual insurance organisations and several composite insurers originating a range of products, distributed through banks, building societies, direct sales forces and a large network of independent financial advisers. In recent years, the entry of building societies and banks into the market as originators, as well as distributors, has reduced this dominance.

Non-Traditional Competitors

Certain supermarkets and other large retailers and utility companies sell financial services to their customers. A number of U.K. banks have cooperation arrangements with large U.K. retailers to provide personal banking services to their customer base, including direct savings accounts through the mail or by telephone. In addition, insurance and life assurance companies have entered the mortgage and retail savings markets, and more recently foreign entities have been active in the U.K. retail savings market. Such companies are using low cost telephone, postal and internet-based distribution channels to offer competitively priced retail savings products and mortgages. Certain U.K. banks, notably HBOS and to a lesser extent Abbey, operate stand-alone, separately-branded internet banks. Northern Rock's response to such competition is to continue to develop its e-commerce capabilities as an integrated part of the Group's distribution strategy and to continue to offer customers a range of options for transacting business. See— *Description of Northern Rock and its Business — Distribution Network — Internet-based distribution* for a more detailed discussion of such activity to date.

The U.K. Residential Mortgage Market

The table below sets out information for the last five years concerning year-end balances of U.K. lending secured on residential property and the proportions held by banks, building societies and Northern Rock.

	Total Balances	Building Societies	Banks	Northern Rock
	(£ billions)	(%)	(%)	(%)
2002	675.2	18.3	69.3	4.3
2003	774.6	18.4	66.0	4.8
2004	877.5	18.2	61.9	5.5
2005	967.0	17.9	59.5	6.4
2006	1,079.1	17.6	56.1	7.1

Source: Bank of England data, except for information regarding Northern Rock's balances which are taken from Northern Rock's own data.

The table below sets out information for the last five years showing gross and net lending in the U.K.

	Gross	Net
	(£ billions)	
2002	220.7	78.8
2003	277.3	101.1
2004	291.2	100.7
2005	288.2	91.2
2006	345.0	111.1

Source: Bank of England data.

The U.K. residential mortgage market remained relatively buoyant in 2006, showing an *increase in gross lending of £345 billon over 2005 lending figures* (representing an increase of 20 per cent.) and an increase in net lending of 22 per cent. This increase reflected average house price inflation of around 10 per cent. during 2006, supported by higher levels of house moving and generally low levels of unemployment. The year 2006 also saw a slight decrease in levels of re-mortgage activity with 39 per cent. of total U.K. gross lending attributable to re-mortgages, compared with 43 per cent. in 2005 and 41 per cent. in 2004.

Competition in the U.K. mortgage market involves defending the existing stock of balances and competing for the flow of new lending. New lending is driven by first-time buyers or next-time buyers remortgaging or changing homes. In recent years, the proportion of the population owning their own homes has stabilised at around 70 per cent. Although this figure is high by European standards, Management believes it is unlikely to increase or decrease significantly in the near future. Consequently, Management views the mortgage market in the U.K. as a mature and highly commoditised market driven primarily by price, especially with respect to new lending.

A key feature of the U.K. mortgage market is the differential pricing structure that has developed, mainly in response to increased competition. *New customers are offered attractive rates* via discounts, tracker accounts, fixed and capped rates or cashbacks for a period of time, compared with existing customers who pay a standard variable rate which can fluctuate in response to competitive forces and U.K. monetary and economic policy. This differential pricing structure is likely to contribute to continued strong levels of re-mortgage activity in 2007.

Due, in part, to competitive pricing since the early 1990s, product innovations and retention of existing customers, Northern Rock has been able to achieve net lending greater than its market share of balances over this period while its gross lending has been only slightly above mortgage stock levels. Northern Rock's redemption levels have remained below its share of stock due to the effect of early repayment charges during the incentive period and due to its customer retention policies. The latter includes allowing existing customers to transfer to products available to new customers, subject to the payment of any existing early repayment charges, and the investment in a dedicated mortgage retention team.

Management expects that competition from existing lenders is likely to remain intense. Management also considers that new customers will remain attracted to up-front incentives on traditional mortgage products and that strong demand will remain for credit bundling products, enabling Northern Rock to achieve volume lending in 2007.

The U.K. Retail Deposit Market

The U.K. retail deposit market is dominated by banks, building societies and National Savings. National Savings is a U.K. Government-sponsored savings and investment organisation, with products distributed to individuals through the U.K. Post Office branch network and through postal accounts. Figures for the total U.K. retail deposit market appearing in the table below have been compiled from details published by the Bank of England.

Building Societies', Banks' and Northern Rock's Share of the U.K. Retail Deposit Market

	Total U.K. Retail deposits[1]	Building societies' share of total U.K. Retail deposits[1]	Banks' share of total U.K. Retail deposits [1][2]	Northern Rock's share of total U.K. Retail deposits[1]
	(£ billions)	(%)	(%)	(%)
2002	734.2	18.3	73.2	1.8
2003	809.7	17.7	74.1	1.7
2004	877.1	17.7	74.5	1.7
2005	956.2	18.2	74.2	1.8
2006	1,033.1	18.2	74.2	1.8

Notes:

(1) Source: Bank of England, except for information regarding Northern Rock's balances which are taken from Northern Rock's own data.

(2) Included within Banks' share of total U.K. retail deposits are companies such as Tesco plc and Egg plc, which have U.K. banking licenses.

Management believes that the U.K. retail deposit market, like the residential mortgage market is commoditised, driven primarily by price. This is particularly true for the flow of new money, which will seek the most attractive rates available. Older deposit balances have traditionally subsidised the cost of new retail deposits, primarily reflecting customer inertia.

In the last 10 years, competition for U.K. retail deposits has increased as new participants, such as supermarkets and insurance/life assurance companies entered the market by offering attractive rates of interest. This situation has been exacerbated since 2000 by the introduction of internet-based accounts and foreign entrants which have offered rates at or above U.K. bank base rates. The combined effect of this competition has caused the cost of attracting new retail deposits to be higher in many cases than the cost of wholesale money market deposits.

Management believes that increased consumer awareness driven by the press and increased competition has resulted in the potential for greater volatility of retail deposit balances both between different organisations and between different accounts within organisations, resulting in a reduction in the differential between rates paid to existing and new balances as customers transfer to higher rate accounts and organisations aim to retain existing balances.

Supervision and Regulation

European Union Directives

The framework for supervision and regulation of banking and financial services in the United Kingdom has been, and continues to be, heavily influenced by European Union (**EU**) Directives which are required to be implemented in EU member states through national legislation. The banking Directives aim to harmonise banking regulation and supervision throughout member states by laying down minimum standards in key areas and requiring member states to give "mutual recognition" to each other's standards of regulation. The Banking Consolidation Directive (as recast in July 2006, the **RBCD**) includes the "passport" concept: that is, freedom to establish branches in, and to provide cross-border services into, other member states once a bank is authorised in its "home" member state.

Investment firms are subject to a similar regulatory environment and can obtain a "passport" with respect to authorisation under national legislation implemented pursuant to the Investment Services Directive. The Investment Services Directive will be repealed and replaced by the Markets in Financial Instruments Directive (**MiFID**) when the MiFID is implemented across the EU, which is required on November 1, 2007. Despite the application of the "passports", a "host" member state can impose certain requirements on the conduct of banking and investment activities in its boundaries (including conduct of business rules). Northern Rock's Treasury team is currently preparing for the implementation of MiFID in the U.K.

Although a credit institution such as Northern Rock is primarily regulated in its home state by a national regulator, the EU Directives prescribe minimum criteria for regulation of the authorisation of credit institutions and the prudential supervision applicable to them, including in respect of capital adequacy, liquidity and limits on large exposures to certain types of counterparties. The prudential rules for banks in respect of credit risk are based on the requirements of the RBCD, while those relating to market work (including position risk, counterparty, settlement risk and foreign exchange risk) are based on the requirements of the Capital Adequacy Directive (as recast in July 2006, the **RCAD**). The RCAD applies both to banks and to investment firms (and, in respect of the latter, also sets out initial capital requirements). Finally, the Financial Groups Directive provides for the prudential supervision of financial groups or conglomerates.

In September 2002, the European Commission published a proposal on a directive on consumer credit to the EU member states, which would require prospective creditors to provide advice and information to consumers taking consumer credit before the credit agreement is concluded, so that the consumer can choose with full knowledge of the facts among the types of credit offered. Among other things, the proposal required that the information to be provided by the credit intermediary and creditor should in particular include an annual percentage rate of charge applicable to the credit; the total lending charge; the agreed duration of the loan and the number and amount of installments. This is to standardise information given to consumers to make Europe-wide comparisons easier. Similarly, it will be the responsibility of the creditor, in accordance with the principle of "responsible lending", to check whether the consumer and where applicable, the guarantor, are in a position to meet new commitments. The September 2002 proposals also included provisions in respect of borrowers drawing down credit under the terms of their mortgage loans. In January 2004, the European Parliament published a re-drafted form of the proposed Directive. Significantly, the re-draft excluded loans secured by a mortgage on land. The European Parliament approved this re-draft on its first reading on April 20, 2004. The European Commission's current intention is to address mortgage lending separately following the European Commission's consultation on its Green Paper entitled "Mortgage Credit in the EU" published in July 2005. The European Commission is expected to publish a White Paper in the fourth quarter of 2007, setting out its consultation findings and any proposed initiatives. In October 2004 and 2005, the European Commission published amended forms of the proposed Directive. The U.K. Department of Trade and Industry (**DTI**) has consulted with consumer and industry organisations on the proposal. The latest consultation paper on the form of the proposed Directive was published by the DTI in March 2006 and consultations closed in May 2006.

Member States will have two years from the date of implementation of the proposed directive in which to bring national implementing legislation into force. Until the final text of the Directive is decided and the details of United Kingdom implementing legislation are published, it is not certain what effect the adoption and implementation of the Directive would have on Northern Rock and its respective businesses and operations. No assurance can be given that the finalised Directive and the United Kingdom implementing legislation will not adversely affect the ability of the Issuer to make payments to Covered Bondholders.

Basel Capital Accord

The Basel Committee on Banking Supervision published the text of a new capital adequacy framework on June 26, 2004, under the title "International Convergence of Capital Measurement and Capital Standards: a Revised Framework" (the **Basel II Framework**). This text was updated on November 15, 2005. The text was further revised and a comprehensive version was published in July 4, 2006. This new framework replaces the existing 1988 Basel Accord and places enhanced emphasis on market discipline and sensitivity to risk.

The Basel II Framework has been implemented in the European Union by the recasting of two directives — the Banking Consolidation Directive and the Capital Adequacy Directive — into the RBCD and the RCAD, respectively. The RBCD and the RCAD came into force on 20 July, 2006. EU member states were required to implement the new rules contained in the RBCD and the RCAD from January 1, 2007, with the most sophisticated approaches being available from January 1, 2008. This is in line with the planned global introduction of the Basel II Framework rules.

Northern Rock has a Basel project team which is working to ensure that the capital benefits of the Basel Capital Accord are available to Northern Rock as quickly as possible. Northern Rock intends to adopt the Internal Ratings Based (**IRB**) approach for credit risk and has implemented the core models to ensure compliance with Pillar 1 of the Basel II Framework and the RBCD (which sets forth certain measures for assessing minimum capital requirements). The Basel project team is developing procedures to consider risks to the business that may not be covered by the minimum capital adequacy requirements set out under Pillar 1 and take an appropriate course of action to mitigate those risks and consider the impact of broader macro-economic scenarios on the firm's overall level of capital adequacy.

U.K. Regulations

The Companies Act 1985 (as supplemented by the Companies Act 2006) governs the fundamental concepts of constitutional issues, company registration and the format and production of annual reports and accounts applicable to such entities including Northern Rock. As a U.K. public limited company listed on the London Stock Exchange, Northern Rock is obliged to comply with a code of practice known as the Combined Code regarding corporate governance. Further, as part of the continuing obligations of Northern Rock under the listing rules of the U.K. Listing Authority (the body which approved Northern Rock's listing on the London Stock Exchange) (the **Listing Rules**) and the disclosure rules of the FSA (defined above), it must disclose, through a regulatory information service, all "inside information" (broadly speaking, information which would, if generally available, be likely to have a significant effect on the price of its securities listed on any market of the London Stock Exchange).

The undertaking of certain activities in the U.K. subjects the relevant entity to further regulatory regimes. The most significant regimes relevant to Northern Rock are discussed below.

The principal piece of legislation governing the establishment, supervision and regulation of financial services in the U.K. is the FSMA. The FSA is the single regulator for the full range of financial business in the U.K.; it derives its powers under the FSMA and regulates both the prudential aspects and conduct (including market conduct) of those businesses.

The FSMA prohibits any person from carrying on a "regulated activity" in the U.K. unless that person is an "authorised person" under the FSMA or is specifically exempted from such provision. The list of "regulated activities" under the FSMA includes deposit-taking and activities relating to investment and insurance businesses.

Failure to comply with the FSMA in relation to authorisation and promotion may render contracts unenforceable against the customer without a court order.

Banking (Acceptance of Deposits)

Northern Rock is authorised by the FSA to accept deposits in the U.K.

The FSA monitors the liquidity of the U.K. banking sector through a series of periodic returns covering both sterling and non-sterling operations. U.K. banks are required to maintain, in interest-free accounts at the Bank of England, a non-operational cash balance of a percentage of eligible liabilities. The FSA also requires banks to report (among other things), and in some cases obtain consent for, large single exposures and large exposures to related borrowers.

The Banking Code (the "**Code**") is a voluntary code adopted by U.K. banks and building societies. It sets the minimum standards of service that personal customers can expect from all banks and building societies which subscribe to the Code. The Code covers the responsibilities of the banks and building societies to their personal customers in connection with the operation of their accounts. The Code became effective in March 1992, with subsequent revisions in March 1994, March 1997, March 1999, January 2001, March 2003 and March 2005. Northern Rock has adopted the Code. Compliance with the Code is monitored by the Banking Code Standards Board.

Investment Business

The conduct of investment business is regulated in the U.K. in that, among other things, "dealing in", "arranging deals in", "managing", "safeguarding and administering" and "advising on" investments are "regulated activities" under the FSMA. The Group has the appropriate authorisation under the FSMA to conduct its investment business activities.

The marketing and promotion of investments ("investments" includes rights under a contract of insurance) in the U.K. is prohibited under the FSMA unless the promotion is made by an authorized person or the communication is approved by an authorised person. Various exemptions apply as reflected in the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.

Under the regulatory regime that existed prior to the FSMA, "Listed money market institutions" were exempted from the provisions of the Financial Services Act 1986 in respect of their money market activities only. Northern Rock was granted listed money market institution status and that status was "grandfathered" into the new regime under the FSMA. Such money market activities remain regulated by the FSA which expects such entities to observe the relevant chapters of the FSA Handbook (in particular, the chapter entitled "Inter-Professional Conduct" in the Market Conduct Sourcebook). The FSA Handbook is being revised as part of the implementation of MiFID. Given the nature of Northern Rock's money market activity, the Non-Investment Products Code (NIPs) is also applicable to this business.

Regulation of Mortgage Business

Mortgage lending and services, the arranging of mortgages and the giving of mortgage advice in the U.K. became a regulated activity under the FSMA on October 31, 2004 (the date known as **N(M)**). "Regulated mortgage contracts" for these purposes are credit agreements entered into on or after N(M) where the borrower is an individual or trustee, the contract provides for the obligations of the borrower to repay to be secured by a first legal mortgage on land in the UK (other than timeshare accomodation) and at least 40 per cent. of the land is used or intended to be used as or in connection with a dwelling by the borrower, an individual who is a beneficiary of the trust, or related person. The Mortgages and Home Finance: Conduct of Business Sourcebook (**MCOB**), covers conduct of business requirements for authorised persons in respect of regulated mortgage contracts. These rules provide for, amongst other things, certain pre-origination matters, such as financial promotions and draft pre-application illustrations, start of contract disclosures, post-sale disclosures (annual statements), rules on contract charges and arrears and repossessions. The MCOB came into force on N(M).

The regime under the FSMA regulating financial promotions also covers the content and manner of promotions of mortgage products, and by whom such promotion can be issued or approved.

Northern Rock is authorised to carry on such regulated mortgage business.

Regulation of Insurance Mediation

Since January 14, 2005, the FSA has been responsible for regulating intermediaries selling general insurance policies (*e.g.*, home contents insurance and payment protection).

The Insurance: Conduct of Business Sourcebook (**ICOB**), contains the rules relating to the business processes involved in selling and administering non-investment insurance. Examples of these processes are marketing, sales, provision of product literature to customers and claims handling. Northern Rock advises on and arranges Household and Payment Protection insurance in association with its insurance partners AXA and Cardiff Pinnacle.

Northern Rock is classified as an 'insurance intermediary' under the ICOB and is authorised to carry on such regulated business.

Other Relevant Legislation & Regulation

The Consumer Credit Act 1974 ("**CCA**") regulates the provision of secured and unsecured loans and ancillary credit businesses such as credit brokerage and debt collecting. Currently, a credit agreement is regulated by the CCA where: (a) the borrower is or includes an individual, (b) the amount of "credit" as defined in the CCA does not exceed the financial limit, which is £25,000 for credit agreements made on or after May 1, 1998, or lower amounts for credit agreements made before that date, and (c) the credit agreement is not an exempt agreement as specified in or under section 16 of the CCA (for example, certain types of credit to finance the purchase of, or alterations to, homes or business premises or a regulated mortgage contract under the FSMA). If the requirements as to the distribution, form and content of CCA regulated agreements are not complied with then the agreement would not be enforceable without a court or other order or, for agreements entered into before April 6, 2007, irredeemably unenforceable in certain circumstances. On March 30, 2006, the Consumer Credit Act 2006 (the **2006 Act**) received Royal Assent. Its provisions, which are to be brought into force between June 2006 and October 2008, amend the CCA in a number of ways including, amongst others, the removal of the financial limit for consumer lending, while retaining the limit of £25,000 for lending for business purposes to individuals, unincorporated bodies and partnerships of up to three partners. Once this provision of the 2006 Act comes into force, then any loan or further advance originated or varied bilaterally after this time, other than a regulated mortgage contract under the FSMA or an exempt agreement under the CCA, will be regulated by the CCA. Such loan or further advance will have to comply with requirements as to form and content of the credit agreement and if it does not comply, will be unenforceable against the borrower without a court order. So as to avoid dual regulation it is intended that FSA regulated mortgage contracts will not be covered by the CCA. For the avoidance of doubt, regulated mortgage contracts will, however, be enforceable only under court order obtained pursuant to the CCA, notwithstanding their regulation under the FSMA where those contracts (except for this carve-out) would otherwise be regulated or treated as regulated by the CCA.

A number of changes to the secondary legislation made under the CCA were also introduced in October 2004, notably changes to the consumer credit advertising promotions rules and changes to the form and content of credit agreements and to early settlement rules.

The Data Protection Act 1998 regulates, among other things, the retention and use of data relating to individual customers. Each company in the Group has made appropriate notifications under that Act.

The U.K. Money Laundering regulations, the Proceeds of Crime Act 2002 and the Terrorism Act 2000 set out the obligations on U.K. firms to have in place effective procedures to detect and prevent money laundering and terrorist financing. The FSA monitors firms' financial crime prevention measures as part of its work to achieve one of its four main objectives, *i.e.*, to prevent the finance industry from being used for financial crime purposes.

The Unfair Terms in Consumer Contracts Regulations 1999 came into force in October 1999. These Regulations (together with, insofar as applicable, the Unfair Terms in Consumer Contracts Regulations 1994 and the Unfair Contract Terms Act 1977, the **Regulations**) apply to certain contracts for goods and services entered into with consumers. The main effect of the Regulations is that a contractual term covered by the Regulations which is "unfair" will not be enforceable against a consumer. The Regulations apply, among other things, to mortgages and related products and services. The FSA have issued a statement of good practice in this regard, and have worked with the Office of Fair Trading in relation to the allocation of responsibility for the consideration of unfair contract terms in financial services contracts, including amongst other things, contracts for mortgages.

Insurance Subsidiaries

NORMIC is the only subsidiary of Northern Rock which undertakes insurance business.

NORMIC is a Guernsey-registered company, and consequently is regulated by Guernsey law and the Guernsey Financial Services Commission.

Financial Services Compensation Scheme

Depositors are protected in respect of their deposits with authorised institutions in the U.K. Payments under the Financial Services Compensation Scheme (**FSCS**) are limited to 100 per cent. of the first £2,000 of a depositor's total deposits with the institution and 90 per cent. of the next £33,000, resulting in a maximum payment of £31,700. The FSCS is financed by a levy on all authorised institutions in proportion to their deposit base which includes deposits in sterling, other European Economic Area currencies and the euro.

The FSCS also applies to claims relating to mortgage advice and arranging from October 31, 2004 and for claims relating to insurance intermediaries from January 14, 2005.

Dispute Resolution

The FSMA gives the FSA the power to make rules relating to the handling of complaints by firms and provides for the establishment of an independent dispute resolution scheme to resolve complaints about financial services firms quickly and with minimum formality. The body established to administer and operate this scheme is the Financial Ombudsman Service (**FOS**).

Unclaimed Assets

Following the announcement in the 2006 Pre-Budget Report that the U.K. Government intends to bring forward legislative proposals to enable the banking industry to set up an unclaimed assets scheme, HM Treasury published a consultation document on March 20, 2007 detailing the proposed scheme. The U.K. Government plans to release a second consultation document on the distribution mechanism later in 2007.

Northern Rock, together with other U.K. banks and the British Banker's Association, is considering the implications of the proposed scheme.

Directors And Senior Management

The following table identifies the directors and senior management of Northern Rock as of the date of this Prospectus, and sets forth their functions and areas of experience within Northern Rock, principal business activities performed outside of Northern Rock, including any outside directorships.

Name (and date of birth)	Current position	Principal external directorships	Year appointed
Dr. Matthew White Ridley (February 7, 1958)	**Chairman**	**Northern 2 VCT Plc** **PA Holdings Limited** **Northern Investors Company PLC**	**1994**
Adam John Applegarth (August 3, 1962)	**Chief Executive**	**Persimmon plc**	**1996**
David Frank Baker (May 2, 1953)	**Deputy Chief Executive**	**Newcastle Employment Bond Limited**	**1996**
Keith McCallum Currie (July 18, 1956)	**Treasury Director**	**None**	**2005**
David Andrew Jones (December 14, 1958)	**Group Finance Director**	**None**	**2007**
Andy Menze Kuipers (December 24, 1957)	**Commercial Director**	**None**	**2005**
Nicholas Adam Hodnett Fenwick (October 20, 1960)	**Non-Executive Director**	**Fenwick Limited** **John Swire and Sons Limited**	**2003**
Sir Ian Gibson (February 1, 1947)	**Senior Independent Director**	**GKN plc** **Greggs plc** **Trinity Mirror**	**2002**
Nichola Pease (April 3, 1961)	**Non-Executive Director**	**J O Hambro Capital Management Limited**	**1999**
Michael James Queen (September 27, 1961)	**Non-Executive Director**	**3i Group PLC**	**2005**
Rosemary Anne Radcliffe (October 9, 1944)	**Non-Executive Director**	**NIAL Group Limited** **Newcastle International Airport Limited** **CPH Newcastle Limited**	**2005**
Sir Derek Wanless (September 29, 1947)	**Non-Executive Director**	**Northumbrian Water Group plc**	**2000**

Note:

(1) Year appointed to the Board of Directors of Northern Rock or its predecessor, Northern Rock Building Society.

The business address of the directors is Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL.

There are no potential conflicts of interest between the duties to the Issuer of each of the members of the Board of Directors of the Issuer and his/her private interests or other duties.

Board Practices

Corporate Governance

Northern Rock regards adherence to the principles of good corporate governance to be of the utmost importance. The Board is accountable to Northern Rock's shareholders for corporate governance. The revisions to the Combined Code published in 2006, will apply to Northern Rock for the 2007 reporting year. The following describes how Northern Rock applies the principles and provisions contained in the Combined Code of Corporate Governance published in July 2003 (the Combined Code). The Listing Rules of the United Kingdom Listing Authority require listed companies to disclose how they comply with the Combined Code and, where they do not do so, to provide a clear explanation of why they do not comply.

For the period January 1, 2006 to December 31, 2006, Northern Rock complied with all aspects of the Combined Code and with the 2005 Turnbull Guidance on Internal Control (Turnbull Guidance).

The Board of Directors

The Board of Directors meets regularly throughout the year and retains full and effective control over the Group. It is collectively responsible for the success of the Group and determines its strategy and policies while monitoring performance. The Board met eleven times during 2006 and, after the retirement of Sir George Russell on April 25, 2006, comprised the Chairman, the Senior Independent Director, five other Non-Executive Directors, the Chief Executive and four other Executive Directors. Where Directors were absent from Board or Committee meetings, on each occasion the Board or respective Committee was satisfied with the apologies that were offered.

The Board has a written schedule of matters reserved for its review and approval. Reserved matters include: the setting of capital expenditure budgets, the declaration of dividends, the setting of policies for balance sheet structural risk management, the raising of non retail funds, liquidity, credit risk, and the approval of the annual report and accounts. It has also adopted a detailed procedures manual which covers the responsibilities and procedures of the Board, its Committees and its officers.

Authority for the execution of approved policies has been delegated by the Board to Northern Rock's Executive Committee and the Chief Executive. The Executive Committee comprises the Chief Executive, the other Executive Directors and the Company Secretary.

Within the parameters set out in the Executive Committee's terms of reference, the Committee has responsibility for facilitating Northern Rock's effective operation to ensure that it meets its objectives through the implementation of the Strategic and Operational Plans. The Committee also monitors developments in Northern Rock's core markets, and examines, appraises and reviews defense initiatives, potential acquisitions and corporate finance initiatives. It also establishes processes to control, appraise and review the implementation of any new procedures that are agreed upon.

The Management Board Asset and Liability Committee is responsible for overseeing the management and review of Northern Rock's balance sheet risk profile and processes, Northern Rock's balance sheet, income statement and liquidity profiles. In addition, the Committee has authority to authorise use by Northern Rock of structured financial products and private equity investments in accordance with the polices and procedures set down in the Corporate Finance and Structured Financial Policy statement approved by the Board.

A clear division of responsibility exists between the Chairman, who is responsible for running the Board, and the Chief Executive who has responsibility for running the business. This division is clearly set out in the Chairman's letter of appointment and the Chief Executive's job description.

Appointments to the Board

Northern Rock's Articles of Association require that each director stands for re-election at least every three years and that directors appointed by the Board should be subject to election by shareholders at the first opportunity after their appointment. The directors to retire by rotation will be

those in office longest since their previous re-election. Non-Executive Directors are appointed for a specified term subject to re-election.

Northern Rock's policy is that Non-Executive Directors will stand down from office at the conclusion of the next Annual General Meeting following their seventieth birthday. In accordance with this policy, Sir George Russell retired from office at the conclusion of the 2006 Annual General Meeting.

Directors

More than half of the Board comprises Non-Executive Directors, all of whom have experience in a wide range of commercial or banking activities. The Board is required to determine whether each director is independent in character and judgment and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the director's judgment. The Board considers all of the Non-Executive Directors to be independent for the purposes of the definition in the Combined Code. Both individually and collectively, they provide close scrutiny of the performance of management and the reporting of its performance.

Induction and Training

It is Northern Rock's policy that every director should receive appropriate training when he or she is appointed to the Board, and subsequently as necessary. Northern Rock's induction process is designed to ensure that every new Director understands his or her responsibilities as a director of Northern Rock. Where appropriate, the process also enables Directors to build an understanding of Northern Rock, its business and the market in which it operates. It also assists with the formulation of a link with the senior executives in Northern Rock and facilitates an understanding of Northern Rock's main relationships with its major customers, suppliers and shareholders.

The initial induction program is supported by an ongoing training program for all directors to ensure that they remain fully up to date with legal, regulatory and financial developments. In addition to this program, at Board meetings during 2006, a number of Northern Rock's senior executives provided presentations concerning their areas of responsibility. This ensures that the Board remains fully up to date on the Group's business. All directors were also offered individual training on the application of the revised international accounting standards to Northern Rock's business. The ongoing training process is enhanced by the annual appraisal process, where directors are asked to identify areas where additional training is required.

To enable the Board to function effectively, all directors have full and timely access to all information which may be relevant to the discharge of their duties and obligations. Northern Rock also arranges additional, specific training or support for any director who requests it.

The Chairman ensures that all directors are properly briefed on issues to be discussed at Board meetings. All directors are able to obtain further advice or seek clarity on issues raised at Board meetings from within Northern Rock or from external professional sources. All directors have access to the advice and services of the Company Secretary who is responsible for ensuring that Board procedures and applicable rules and regulations are observed.

Additionally, the Company Secretary provides regular reports to the Board to ensure that it remains up to date on the latest regulatory, legal and governance developments relevant to Northern Rock and its officers. Where necessary, the directors are able to take independent professional advice at Northern Rock's expense.

Indemnities

Northern Rock's Articles of Association provide an indemnity to directors against certain liabilities incurred as a result of their office. The indemnities extend to defending any proceedings in which judgment is given in the directors' favor, or in which they are acquitted or in any proceedings in which relief is granted by a court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of Northern Rock. In addition, Northern Rock arranges Director's and Officer's Insurance on behalf of its Directors in accordance with the provisions of the Companies Act 1985.

Board Evaluation and Director Appraisal

The Combined Code requires that Non-Executive Directors, the Board and its Committees should be subject to annual appraisal. Where a Non-Executive Director is proposed for re-election beyond six years, the proposal should be subject to a particularly rigorous review, and should take into account the need for progressive refreshing of the Board.

All Executive Directors, Non-Executive Directors and the Chairman were subject to an appropriate appraisal during the year under review to ensure that their contribution continued to be of the highest standard.

The Chief Executive and all of the Non-Executive Directors were appraised by the Chairman while the appraisal of the each of the Executive Directors was completed by the Chief Executive. After a meeting of the Non-Executive Directors, in absence of the Chairman, and having also canvassed the opinions of the Executive Directors, the Senior Independent Director conducted the appraisal of the Chairman.

For the year under review, the conclusion of the appraisal exercise was that each Non-Executive Director, Executive Director and the Chairman continued to demonstrate a continued commitment and effective contribution to their position. The terms of appointment of each Non-Executive Director have been renewed for a further year with effect from January 1, 2007, following re-election where appropriate at the Annual General Meeting held in April 2007.

In addition to the appraisal of the individual Directors, an evaluation of the Board and its Committees was also completed. This evaluation process consisted of a lengthy questionnaire that canvassed the directors' views on a wide range of matters including, the effectiveness of the Board, its Committees and the Chairman. The directors were also asked to comment on the Board meeting process, the composition of the Board, and the interaction between the Board and its Committees.

The Secretary reported to the Board on the outcome of the evaluation exercise, which showed that the Board and its Committees were discharging their responsibilities effectively. The process was completed by the Board considering and debating the Secretary's report and reviewing the respective strengths and weaknesses of the Board, its members and its Committees.

As a result of this review process, the Board decided that a program of departmental site visits would be organised for Non-Executive Directors during the course of 2007. It was also agreed that agenda of certain Board meetings during the year would provide for a greater element of consideration of wider strategic topics.

Board Committees

In accordance with the Combined Code and the best principles of corporate governance, the Board has established a number of Committees to assist it in the way that it deals with matters that are reserved for its consideration. The Chairman and membership of each Committee are set out below under —*Committee Membership*.

Each Committee has detailed terms of reference clearly setting out its remit and authority. In accordance with the Combined Code, the terms of reference of the Audit, Nominations, Remuneration and Risk Committees are available on Northern Rock's website and on request in writing from the Company Secretary.

In addition to the meetings of the Board and the Committees which took place throughout the year, the Chairman also held meetings with Non-Executive Directors in absence of the Executive Directors and the Non-Executive Directors met in absence of the Chairman and the Executives.

The following paragraphs set out details of the Committees and the particular work that they undertake.

Audit Committee

The Audit Committee comprises six independent Non-Executive Directors and met five times during 2006. During 2006, membership of the Committee increased to six, following the appointment

of Rosemary Radcliffe to the Committee. Miss Radcliffe attended one meeting of the Committee before resigning from it in light of concerns raised by PricewaterhouseCoopers LLP about the effect that her membership on the Committee may have on their independence as Independent Accountants under the rules of the United States Securities and Exchange Commission. Ms. Radcliffe is a former PricewaterhouseCoopers partner. Following further detailed consideration of this matter Ms. Radcliffe has been reappointed to the Committee on February 15, 2007.

The Committee considers and, where appropriate, advises the Board on all matters relating to regulatory, prudential and accounting requirements that may affect the Group. It reports to the Board on both financial and non-financial controls and monitors the integrity of the financial statements of Northern Rock and any formal announcements relating to Northern Rock's financial performance. An important aspect of its role is to ensure that an objective and professional relationship is maintained with the external auditors.

The Audit Committee has responsibility for recommending the appointment, re-appointment and removal of the external auditors. In February 2006, the Audit Committee reviewed the effectiveness of the external auditors and made a recommendation that they be re-appointed for a further 12 months. The Board accepted this recommendation and an appropriate resolution was passed at the 2006 Annual General Meeting.

The Audit Committee reviews the scope and results of the annual external audit, its cost effectiveness, and the independence and objectivity of the external auditors. It also reviews the nature and extent of any non-audit services provided by the external auditors. The external auditors may attend all meetings of the Audit Committee and they have direct access to the Committee and its Chairman at all times.

The Director (Audit and Compliance) provides further assurance that the significant risks identified by the business are properly managed. The Director (Audit and Compliance) also has direct access to the Audit Committee and its Chairman. The Executive Directors are not members of the Audit Committee but attend meetings by invitation of the Audit Committee, as necessary, to facilitate its business.

The Audit Committee reviews the internal control system on behalf of the Board and is also responsible for reviewing the effectiveness of the Internal Audit function. At each meeting the Committee receives reports of reviews conducted throughout Northern Rock by the Internal Audit and, periodically, Compliance functions.

The Combined Code requires the Board to be satisfied that at least one member of the Audit Committee has recent and relevant financial experience. The Board is satisfied in this regard and, in addition, in the opinion of the Board the qualifications of each of the Audit Committee members gives the Audit Committee the breadth of financial experience to discharge its responsibilities.

Chairman's Committee

The principal function of the Chairman's Committee is to review Northern Rock's strategy and to consider any major operational issues or proposals for significant new initiatives that may arise. The Committee only meets as a formal Committee in exceptional circumstances and its activities are reported to the Board. The Committee comprises the Chairman, the Executive Directors and the Company Secretary.

Nominations Committee

The Nominations Committee comprises the Chairman, the Senior Independent Director and one other independent Non-Executive Directors. The Committee met three times during 2006. It monitors and reviews the membership of, and succession to, the Board of Directors and the Committee makes recommendations to the Board in this regard. One of its functions is to identify potential Executive and Non-Executive Directors taking into account the requirement for the members of the Board to have an appropriate range of skills and experience to understand the activities of Northern Rock and its subsidiary undertakings.

During 2006, the Committee considered the succession to the position of Group Finance Director. Whitehead Mann was retained to undertake a search to identify potential candidates for the

role and in addition to the external candidates that were identified by Whitehead Mann, Mr. Dave Jones, an internal candidate, was also considered. Following a series of interviews with all of the candidates, the Nominations Committee recommended to the Board that Mr. Jones be appointed as successor to Mr. Bennett as Group Finance Director. After consideration by the Board, the recommendation was approved. Mr. Jones became Group Finance Director on February 1, 2007.

Remuneration Committee

The Remuneration Committee comprises six independent Non-Executive Directors and met twice in 2006. It is responsible for considering and advising the Board on the remuneration policy for Executive Directors and the Chairman, and for determining their remuneration packages. In discharging its responsibilities the Remuneration Committee takes professional advice from within and outside Northern Rock. It is the Board's responsibility to determine the remuneration policy for Non-Executive Directors within the limits set in the Articles of Association. The Remuneration Committee also determines the level of remuneration for Northern Rock's Management Board Directors (comprising management at the level immediately below the Board).

During 2006, with the assistance of New Bridge Street Consultants LLP (**NBSC**), the Remuneration Committee approved a revised structure of remuneration for Executive Directors, shareholder approval for which was obtained at the Annual General Meeting in April 2007. In accordance with the requirements of the Directors' Remuneration Report Regulations 2002 further information may be found in the Directors' Remuneration Report. NBSC has no other connection with Northern Rock.

Risk Committee

The Risk Committee comprises three independent Non-Executive Directors and the Executive Directors. Mr. Jones joined the Committee with effect from February 1, 2007. The Risk Committee met four times during 2006. The main role of the Risk Committee is to review, on behalf of the Board, the key risks inherent in the business, the system of control necessary to manage such risks, and to present its findings to the Board.

This responsibility requires the Risk Committee to keep under review the effectiveness of the Group's system of internal controls, which includes financial, operational, compliance and risk management controls and to foster a culture that emphasises and demonstrates the benefits of a risk--based approach to internal control and management of the Group. The Risk Committee fulfils this remit by reinforcing management's control consciousness and making appropriate recommendations to the Board on all significant matters relating to the Group's risk strategy and policies.

Other responsibilities of the Risk Committee include keeping under review the effectiveness of the Group's risk management infrastructure. This involves an assessment of risk management procedures (for the identification, measurement and control of key risk exposures) in accordance with changes in the operating environment. It is also primarily responsible for considering any major findings of the Financial Services Authority and management's response to any risk management review undertaken by Internal Audit or the External Auditors.

To assist the Board in discharging its responsibilities for the setting of Risk policy, the Risk Committee periodically reviews the Group's credit risk, interest rate risk, liquidity risk and operational risk exposures in relation to the Board's risk appetite and the Group's capital adequacy. As part of the implementation of the International Convergence of Capital Measurement and Capital Standards: Revised Framework (commonly known as **Basel II**) the Committee has responsibility for monitoring the performance of Northern Rock's Basel credit rating systems and reviewing reports prepared by Northern Rock's Basel designated committees.

The Risk Committee also ensures that the public disclosure of information regarding the Group's risk management policies and key risk exposures is in accordance with statutory requirements and financial reporting standards.

Internal Control

The Board of Directors is responsible for the Group's system of internal control and for annually reviewing its effectiveness. The system of internal control is designed to manage risk rather than eliminate it and in this regard, the Board considers that Northern Rock is a well-controlled, risk-averse business that continues to adopt a prudent stance in the management of risk. The Board has reviewed the effectiveness of the system of internal control and is satisfied that there is a sound system of internal control that safeguards shareholders' investments and Northern Rock's assets. Where necessary, the Board confirms that action has been taken or is being taken to remedy any significant failings or weaknesses identified from its review of the effectiveness of the internal control system.

In accordance with the guidance set out in the Turnbull Guidance, Northern Rock has an ongoing process for identifying, evaluating and managing the significant risks faced by it. This process was in place for the period January 1, 2006 to December 31, 2006 and remained in place on the date that the 2006 Annual Report and Accounts was approved by the Board. As part of Northern Rock's continuing evaluation of internal control, the Board has reviewed and (where necessary) updated the process for identifying and evaluating significant risks affecting the business and the policies and procedures by which these risks are managed, but it should be noted that the system can only provide reasonable not absolute assurance against material misstatement or loss.

Northern Rock is committed to developing and maintaining a control-conscious *culture in all* areas. This is achieved through a well-defined organisational structure with clear reporting lines and a commitment to recruiting and training staff governed by appropriate codes of conduct. In addition, the Group maintains procedure manuals that detail the procedures to control physical and logical access, segregation of duties and credit, expenditure and other authorisation limits. There are well--established budgetary and strategic planning cycles, and the Board reviews the results monthly against budgets, forecasts and prior year actual results, together with other key business measures.

The Chief Executive reports to the Board on behalf of the Executive Committee on significant changes in the business and the external environment which affect significant risks. The Board also receives monthly financial information, which includes key performance and risk indicators. Where areas for improvement in the system are identified, the Board considers the recommendations made by the Executive Committee, the Risk Committee and the Audit Committee.

A detailed description of the Group's approach to financial risk management and the related use of derivatives is set out in *Financial Risk Management* in this Prospectus. Material risk exposures are subject to Board policy statements that set out the exposure limits of the risks and the hedges and control techniques to be utilised.

In addition, regular reporting of all risk exposures is monitored throughout Northern Rock by the Operational Risk Group whose membership is drawn from each of Northern Rock's departments within which operational risk may arise. This Group reports to the Management Board Asset and Liability Committee on a monthly basis and subsequently to each meeting of the Risk Committee.

Northern Rock's Internal Audit function provides *a degree of assurance* as to the operation and validity of the system of internal control and planned corrective actions are independently monitored for timely completion.

Northern Rock has in place a formal procedure by which staff can, in confidence, raise concerns about possible improprieties in financial and other matters, commonly referred to as "whistleblowing" procedures. Details of these arrangements are set out in Northern Rock's Standards of Business Conduct. Northern Rock's whistleblowing policy is intended to encourage and enable staff to raise serious concerns. Employees reporting concerns in this way are afforded certain rights through legislation (Public Interest Disclosure Act 1998) and have access to a confidential "whistleblowing" telephone line.

The Audit Committee reviews this procedure on an annual basis and remains satisfied that it incorporates arrangements for the proportionate and independent investigation of matters raised and for appropriate follow up action.

Communications

A Summary Annual Report is issued to all shareholders and a copy of the Annual Report and Accounts and The Northern Rock Foundation's report is available by written request to the Company Secretary or from the Northern Rock website: www.northernrock.co.uk. Northern Rock communicates regularly with its shareholders who are given the opportunity to raise matters for discussion at the Annual General Meeting. Northern Rock also deals with a number of written enquiries from shareholders throughout the year.

Northern Rock regards communication with institutional shareholders as important and its Investor Relations department maintains a high level of contact throughout the year with institutional shareholders. On November 1, 2006, Northern Rock held its second biennial Corporate Governance presentation for investors, invitations to which were sent to Northern Rock's top 50 investors. The presentation was attended by the Chairman, Senior Independent Director and the Chief Executive and investors were afforded the opportunity to raise any issues that they had on Northern Rock's governance arrangements. It is presently Northern Rock's intention to repeat this exercise in 2008.

The Company Secretary also reports regularly to the Board on feedback received from shareholders. Additionally, the Chief Executive, Group Finance Director and other Executive Directors have extensive ongoing contact with shareholders and feedback arising from this is also reported to the Board. Coupled with presentations from analysts and brokers throughout the year, these arrangements ensure that all directors, both Executive and Non-Executive, remain up to date on the views of major shareholders.

As Senior Independent Director, Sir Ian Gibson is available to shareholders if they have concerns which contact through the normal channels of Chairman, Chief Executive or Group Finance Director has failed to resolve or for which such contact is inappropriate.

To ensure that opportunities are offered to major shareholders to meet with members of the Board, a number of more informal meetings are also held throughout the year where investor feedback on strategy and governance is encouraged.

Going Concern

The Directors are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Statement of Directors' Responsibilities

The Companies Act 1985 requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of Northern Rock and Group as at the end of the year and of the profit or loss of the Group for the year.

The directors consider that in preparing the financial statements appropriate accounting policies, consistently applied and supported by reasonable and prudent judgments and estimates, have been used and that applicable accounting standards have been followed.

The Directors are responsible for ensuring that Northern Rock and Group keeps accounting records that disclose with reasonable accuracy at any time the Group's financial position and that enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of Northern Rock and the Group and hence for taking reasonable steps to prevent and detect fraud and other irregularities.

Committee Membership

Membership of the Board's Committees is set out below.

Audit Committee
+ Sir Derek Wanless (Chairman)
+ N A H Fenwick
+ Sir Ian Gibson
+ N Pease
+ M J Queen
+ R A Radcliffe

Chairman's Committee
+ Dr M W Ridley
* A J Applegarth
* D F Baker
* R F Bennett
(resigned from Committee January 31, 2007)
* K M Currie
* D A Jones
(appointed to Committee February 1, 2007)
* A M Kuipers
• C Taylor

Nominations Committee
+ Dr M W Ridley
+ Sir Ian Gibson
+ Sir Derek Wanless

Remuneration Committee
+ N Pease (Chairman)
+ N A H Fenwick
+ Sir Ian Gibson
+ M J Queen
+ R A Radcliffe
+ Sir Derek Wanless
+ Sir George Russell (retired April 25, 2006)

Risk Committee
+ Sir Derek Wanless (Chairman)
+ Sir Ian Gibson
+ R A Radcliffe
+ Sir George Russell (retired April 25, 2006)
* A J Applegarth
* D F Baker
* R F Bennett
(resigned from Committee January 31, 2007)
* K M Currie
* D A Jones
(appointed to Committee February 1, 2007)
* A M Kuipers

+ Non-Executive Director
** Executive Director*
• Executive

Directors Remuneration Report

Summary

The Directors' Remuneration Report is presented to shareholders by the Board. It complies with the Directors' Remuneration Report Regulations 2002 (the **Regulations**) and also sets out how the principles of the Combined Code relating to Executive Director remuneration are applied by Northern Rock.

Shareholders approved the Directors' Remuneration Report at the Annual General Meeting on April 24, 2007.

The Remuneration Committee

The Remuneration Committee (the **Committee**) consists entirely of independent Non-Executive Directors and comprises Ms. N Pease (Chairman), Mr. N A H Fenwick, Sir Ian Gibson, Mr. M J Queen, Miss R A Radcliffe and Sir Derek Wanless.

The Committee operates within agreed terms of reference which are available to shareholders on Northern Rock's website and on request from the Company Secretary. The Committee has responsibility for making recommendations to the Board on Northern Rock's general policy relating to executive remuneration. It also determines on behalf of the Board, specific remuneration packages for the Chairman, the Executive Directors and the Management Board Directors, being the level of management immediately below the Board.

The Committee meets regularly and takes advice from both inside and outside Northern Rock on a range of matters, including the scale and composition of the total remuneration package payable in comparable financial institutions to people with similar qualifications, skills and experience.

The following persons and advisors provided advice or services that materially assisted the Committee in its consideration of directors' remuneration matters during the year:

- The Committee consulted the Chief Executive on matters relating to the remuneration of the other Executive Directors who report to him. The Chairman was also consulted in relation to the remuneration of all Executive Directors. Neither was present when their own remuneration was under consideration;
- Internal support was provided to the Committee by the Company Secretary;
- New Bridge Street Consultants LLP (**NBSC**) advised the Committee on a range of issues including the benchmarking of Executive Directors' salaries and the Chairman's fee. In addition to providing this advice they advised the Board on the benchmarking of Non-Executive Directors' fees and they also provided advice to the Committee on the proposed amendments to Northern Rock's executive remuneration structure (outlined below);
- Watson Wyatt Limited are the consulting actuaries to Northern Rock who advised on various pension issues;
- Inbucon Administration Ltd were responsible for preparing Total Shareholder Return (**TSR**) calculations for the purposes of Northern Rock's Long Term Incentive Plan and this Remuneration Report. Inbucon Administration Ltd did not provide other advice or services to Northern Rock; and
- Freshfields Bruckhaus Deringer advised Northern Rock on various share plan matters and compliance with the Regulations. They are Northern Rock's main legal advisors.

Remuneration Policy for Executive Directors

The Board has adopted, on the recommendation of the Committee, a remuneration policy to achieve the objectives set out below:

- The Committee believes that the continuing improvement in the performance of Northern Rock depends on individual contributions made by the Executive Directors. For this

reason, the remuneration policy is designed to provide transparent, competitive packages to motivate, reward and retain Executive Directors of high quality;

- Performance-related remuneration should seek to align the interests of Executive Directors with those of the shareholders through the imposition of stretching corporate performance targets and the satisfaction of most short and longer term incentives in the form of shares; and
- To motivate for future achievement, a significant proportion of remuneration should be based on operational and financial performance both in the short and long term together with the individual contribution made by the Executive Directors.

Existing Remuneration Package

In 2006, the Executive Directors' remuneration package comprised:

- Basic salary, pension benefits and other benefits in kind;
- An annual cash bonus worth up to 100 per cent. of salary;
- A *Deferred Share Scheme* — with awards of shares equal in value to the cash bonus (*i.e.*, up to 100 per cent of salary) subject to Northern Rock achieving real *Earnings Per* Share (**EPS**) growth of 3 per cent. per annum over a three year period;
- A Bonus Matching Plan — where Executives could invest their cash bonus in shares and receive an award of Matching Shares of an equivalent value subject to Northern Rock achieving real EPS growth of 3 per cent. per annum over a three year period;
- A Long-Term Incentive Plan (**Old LTIP**) — with conditional awards of shares worth up to 100 per cent. of salary subject to a TSR performance condition relative to other FTSE 100 companies.

Independent Review of Existing Arrangements

To assess whether these existing remuneration arrangements were consistent with the remuneration policy, the Committee and its advisers undertook a review. The outcome of the review indicated, in particular, that:

- Having two schemes (the Deferred Share Scheme and Bonus Matching Plan) with the same performance target both leveraged off the annual bonus was unnecessarily complex and rewarded the same performance twice;
- An EPS target requiring real growth of 3 per cent. per annum for full vesting did not provide sufficient 'stretch' to really incentivise and reward Executives for continued exceptional performance. Additionally, it was recognised that the target was unlikely to be viewed as adequately challenging by shareholders given the growth prospects of Northern Rock;
- The Old LTIP was generally well understood by Executives;
- The use of a mixture of TSR and EPS performance targets to determine the vesting of long-term incentive awards was felt to provide an appropriate balance so as to ensure Executives were focused on both the organic growth of Northern Rock and had a broader external perspective through relative stock market performance; and
- Although all of the current Executive Directors have considerable shareholdings, the absence of a formal share ownership guideline for senior executives was noted as being out of step with current best practice.

Changes Following Review

In light of the findings of the review, the Committee has made the following alterations to the remuneration structure in order to make the remuneration arrangements more appropriate for Northern Rock's current requirements:

- To simplify the Incentive arrangements, the Deferred Share Scheme will cease from the 2007 Financial Year onwards. In its place, the Short Term Bonus Scheme potential will be increased from 2007 to 200 per cent. of salary with half of any bonus earned compulsorily deferred in shares for three years;

- A new Share Matching Plan replaced the current Bonus Matching Plan for awards from 2007. This plan will allow executives to voluntarily invest in shares up to the value of their after tax cash bonus and will offer a potential award of Matching Shares at a 2:1 ratio (*i.e.*, higher than the current Plan), albeit with full vesting occurring only if a significantly more challenging upper target of real EPS growth of 15 per cent. per annum is achieved (compared to real growth of 3 per cent. per annum currently);

- A new Long-Term Incentive Plan (**New LTIP**) replaced the Old LTIP, the ten year life of which expires in 2008. Awards under the New LTIP will be made from 2007. The New LTIP largely mirrors the Old LTIP although it will be updated to reflect best practice where required and it will offer additional flexibility for the Committee to make more competitive awards in future, if this is felt to be appropriate;

- A formal share ownership guideline will be introduced for Executive Directors requiring them to retain at least half of any vested share awards as shares (after paying any tax due on the shares) until they have a Company shareholding worth at least 100 per cent. of their salary.

- At the 2007 AGM, shareholders approved the new Share Matching Plan and New LTIP (full details of which are set out in the shareholders' circular for the AGM).

The remuneration structure will be kept under regular review by the Committee to ensure that it remains appropriate in light of any future changes in Northern Rock's business environment or general remuneration practice. Any future changes in remuneration policy and/or structure will be described in future Directors' Remuneration Reports and such reports will continue to be subject to shareholder approval.

Details of each of the proposed elements of the Executive Directors' remuneration packages for 2007 are described in more detail below.

Compliance

Northern Rock has complied with the provisions of the Combined Code relating to Directors' remuneration throughout the year.

Basic Salary

The Committee's objective is that Executive Directors' basic salaries should be paid at an appropriately competitive level, taking account of both personal performance and of salaries within a comparator group of financial institutions. The Committee considers that exceptional performance, whether corporate or individual, should be rewarded through bonus and incentive schemes rather than basic salary.

Salaries are reviewed annually for each Executive Director. During 2006, the Committee codified its existing policy for NBSC to use when providing it with a relative market benchmark for the Executive Directors. The aim of this codification is to provide the Committee with consistent benchmarks year on year, against which it provides guidance for the Committee to set salaries.

The relevant benchmark provided for the Chief Executive Officer is the average of i) the lower quartile of the other eight largest U.K. listed banks (the use of the lower quartile reflecting the fact that Northern Rock is smaller in size and operates in less diverse markets than most of the other banks) and ii) the median of a pan-sectoral group of 24 FTSE 100 companies based around the market capitalisation of Northern Rock as at the date of the review. Benchmarks for the other Executive Directors are set as percentages of the CEO's salary. The Committee is aware of the risks of an "upward ratchet" from overly relying on market data so uses it primarily as a guide but also takes account of individual circumstances and performance when determining where to set salaries relative to these benchmarks.

In determining salary adjustments for 2007, the Committee therefore considered a number of factors including: a higher market benchmark than 2006 (reflecting both general salary inflation and the enhanced size of Northern Rock), the high performing nature of the management team which has created significant shareholder value and, in the cases of Mr. Currie and Mr. Kuipers, whose salaries were deliberately set at below market levels when they were initially appointed to the Board in 2005, the need to reflect their development as Board directors.

Revised salaries, calculated in accordance with the above, took effect from January 1, 2007 as follows (with the exception of Mr. Jones, whose revised salary took effect from February 1, 2007 being the date of his appointment as Group Finance Director).

A J Applegarth................................	£760,000	(2006 – £690,000)
D F Baker.......................................	£530,000	(2006 – £455,000)
K M Currie......................................	£415,000	(2006 – £365,000)
D A Jones	£415,000	
A M Kuipers	£415,000	(2006 – £365,000)

During 2006 Northern Rock's 15 Management Board Directors were paid salaries ranging from £90,000 to £250,000.

Short Term Bonus Scheme

As outlined above, Northern Rock will operate a simplified short term annual bonus scheme in 2007 for the Executive Directors and certain senior executives (all of whom participate at the discretion of the Committee). The overall reward potential available under this scheme (200 per cent. of salary) is unchanged from the potential available in 2006 under the combination of the existing Short Term Bonus Scheme (100 per cent. of salary) and the Deferred Share Scheme (100 per cent. of salary).

The bonus scheme rewards year-on-year increases in the Group's underlying profit attributable to shareholders. Only where there is an increase in underlying profit attributable to shareholders will participants be eligible for a short term bonus. Every 1 per cent. increase generates a potential bonus payment equal to 10 per cent. of salary with a maximum of 200 per cent. of salary by way of bonus for 20 per cent. increase in profits (with a sliding scale between these points). The Committee is satisfied that this very robust and transparent profit-based target ensures that there is a strong alignment to genuine underlying financial performance.

Payment of one-third of the bonus will be subject to the Committee's view of the participant's personal performance, and the remaining two-thirds relates to the performance of the business. The bonus payable is reduced by the value of shares appropriated under the all-employee H M Revenue & Customs Share Incentive Plan for the year, to the extent needed to ensure that the relevant bonus cap is not exceeded.

Half of any bonus will be payable in cash with half compulsorily deferred into Company shares for three years and potentially forfeitable over that period if the executive leaves the Group. Bonuses are non pensionable.

Bonus Matching Plan

Each year, the Executive Directors and selected other senior executives are encouraged to identify with the interests of shareholders by investing some of their own funds in Northern Rock shares up to the value of their after tax cash bonus earned in respect of the prior year's performance. The shares invested will be eligible for additional Matching Shares at the end of a three-year performance period.

These Matching Shares will be generally awarded in 2007 under the new Share Matching Plan. Executives will receive a conditional award of Matching Shares at a 2:1 ratio to the gross value of the invested shares. The one intended exception to this policy is Mr. Bennett, who is retiring during 2007. In his case, the Committee felt that it was inappropriate that he should participate in the new scheme (which has greater potential upside tied to future performance) in circumstances where he would not

be able to influence the delivery of Northern Rock's performance during the three-year vesting period. Consequently, it was agreed by the Committee that Mr. Bennett should be allowed to participate only in the existing Bonus Matching Plan (as operated in 2005 and 2006 — details of which are set out below under —*Bonus Matching Plan*).

Vesting of the initial award of Matching Shares under the Share Matching Plan will normally occur provided that:

- The Executive is still employed at the end of the three-year vesting period;
- The invested shares are still held by the Executive at the end of the vesting period; and
- To the extent that the EPS performance target set out below has been satisfied.

EPS performance will be measured over a single three-year performance period from a base point of EPS in the Financial Year preceding the year in which an award is granted. EPS has been selected by the Committee as an appropriate performance measure because it is considered to be a measure that is most likely to encourage Executive participation in the plan and also because it only rewards Executives in the event of the achievement of ambitious growth targets. Vesting will be as follows:

Average annual growth in EPS of Company over Performance Period	Matching Ratio
Less than RPI + 5% p.a.	0
RPI + 5% p.a.	0.5:1 match
RPI + 15% p.a.	2:1 match
Between RPI + 5% p.a. and RPI + 15% p.a.	Pro rata on straight-line basis between 0.5:1 and 2:1 match

When Matching Shares vest, participants will receive a payment usually in shares equal to the dividends which would have been paid on such vested shares during the performance period.

Long Term Incentive Plan

All Executive Directors and certain other senior executives receive conditional awards of shares under a long term incentive plan.

Under the New LTIP, the policy for 2007 and for the foreseeable future will be for awards over Northern Rock shares to be granted each year to executives worth 100 per cent. of basic salary. The Committee will review grant levels each year, taking account of the performance conditions, the value of the rest of the package and the overall positioning against the market.

Vesting of the award of shares will normally occur provided that:

- The Executive is still employed at the end of the vesting period; and
- To the extent that the performance targets set out below (which are the same as for the Old LTIP) have been satisfied;
- No awards will vest unless Northern Rock's EPS has grown by an average of at least 3 per cent. p.a. in excess of RPI over a single three year performance period;
- If this EPS "underpin" condition is satisfied, the extent to which awards vest will be determined by Northern Rock's TSR compared to that of the other members of the FTSE 100 at the start of the TSR performance period;
- TSR will be measured over a single three-year performance period (with the calculation performed by independent advisers) and will be calculated by comparing average performance over three months prior to the start and end of the performance period. Vesting will be based on an equivalent basis to the Old LTIP, namely:

TSR Ranking of Company over Performance Period	Vesting Percentage
Below Median	0%
Median	25%
Upper Quartile	100%
Between Median and Upper Quartile	Pro rata between 25% and 100%

The Committee considers that the use of TSR is appropriate as it complements the use of internal financial measures elsewhere in the incentive structure and ensures that Executives retain a broader external perspective (as measured by the relative returns to an investor in Northern Rock compared to other FTSE 100 companies).

When Performance Shares vest, participants will receive a payment usually in shares equal to the dividends which would have been paid on such vested shares during the performance period.

All-employee Share Schemes

Executive Directors are eligible to participate in Northern Rock's all-employee share schemes on the same terms as other employees. These schemes comprise:

(i) The Sharesave Scheme, a savings-related share option scheme available to all employees;

(ii) The Employee Share Option Scheme, an H M Revenue & Customs approved share option scheme under which options have been granted to substantially all employees (although Executive Directors have elected not to participate); and

(iii) The Share Incentive Plan (**SIP**), under which the maximum value of free shares awarded to employees cannot exceed £3,000 per year. The value of share awards under this scheme is dependent on the Group's profits.

Pension Benefits

The following section describes the pension arrangements currently in force for the Executive Directors. These arrangements were affected by changes to the tax treatment of the current U.K. pension regime contained in the Finance Act 2004 which was effective from April 6, 2006 (**A Day**).

In January 2007, all Executive Directors opted for primary and enhanced protection under the A Day regulations. Nevertheless, all the current Executive Directors are continuing to accrue benefits in the Final Salary section of the Northern Rock Pension Scheme, a contributory pension scheme which provides a pension of up to two-thirds of pensionable salary on retirement, dependent upon service, with benefits accruing at the rate of 1/60th for each year of pensionable service. On death in service the scheme also provides for a dependant's pension and a lump sum of four times basic salary. This pension and life assurance is provided from the scheme (to the extent permitted by legislation) and otherwise from separate arrangements.

The normal retirement age under the Final Salary section of the pension scheme is 60.

For death before retirement while in service, a capital sum equal to four times the annual rate of basic earnings, excluding Director's fees, is payable, plus (for members who joined before January 1, 1999) a return of member's contributions. In addition, a pension of 50 per cent. of the Directors' accrued pension, based on pensionable earnings at death and prospective service to age 60, is payable to a surviving spouse. On death before retirement after leaving the scheme, a benefit of 50 per cent. of the member's deferred pension, revalued to the date of death, is payable to a surviving spouse providing the couple were married (or in a registered civil partnership) before the date of leaving.

For death in retirement, a spouse's pension of 50 per cent. of the member's pre-commutation pension, increased in line with pension increases awarded up to the date of death, is payable, provided the couple were married (or in a registered civil partnership) before the date of retirement, together with the remaining balance (if applicable) of 5 years of the member's pension payments from the date of retirement, at the rate prevailing at the date of death. Benefits payable to registered civil

partners are in respect of pensionable service after December 5, 2005 only. In certain circumstances a children's allowance is payable, usually up to the age of 18 (or up to the age of 21 if they are in full-time education). Subject to Northern Rock's and Trustees' approval, early retirement may be granted from the age of 50 (age 55 from April 6, 2010) subject to an actuarial reduction, or at any age due to ill-health.

The pension is calculated at the date of retirement based on final pensionable service and final pensionable earnings at the date of retirement. Where applicable, the pension will be actuarially reduced to take account of early payment. Northern Rock has agreed that if Mr. Applegarth or Mr. Baker (having attained age 55) retire with the consent of Northern Rock, they will receive immediate payment of their accrued pension without the application of an actuarial reduction. Where this occurs, the Northern Rock Pension Scheme will apply its standard actuarial reduction factors for early retirement. The remainder of the pension will be paid by Northern Rock on an unfunded basis.

Post retirement increases to pensions arising from membership of the final salary section of the scheme are guaranteed each year at the rate of 3 per cent. per annum compound in respect of pensionable service accrued up to April 5, 2006, subject to any guaranteed minimum pension. The 3 per cent. minimum increase does not apply in respect of pensionable service accrued from April 6, 2006. Pension benefits accrued after April 5, 1997 are guaranteed to increase in line with inflation, to a maximum of 5 per cent. per annum.

In addition to the normal scheme increases, and subject to the defined benefit scheme fund having adequate resources, the Trustees, with Company consent, may award further discretionary increases each April. Members of the scheme have the option to pay additional voluntary contributions to secure additional benefits within regulatory limits, to which Northern Rock does not contribute.

For any Executive Director, now or in the future, who elects to opt out of the pension scheme, Northern Rock has agreed to pay a cash supplement in respect of the loss of future pension accrual, on a cost neutral basis to Northern Rock. Northern Rock will reimburse reasonable professional fees for advice to Executive Directors concerning the changes to the pension regime.

As Mr. Bennett and Mr. Jones joined Northern Rock's Pension Scheme after the cap on Pensionable Earnings and Final Pensionable Earnings was introduced by the Finance Act 1989, Northern Rock provides them with arrangements to provide the difference between benefits based upon actual Final Pensionable Earnings and the scheme specific cap. These benefits provided by Northern Rock outside of the Pension Scheme, attract the same terms as those provided by the Scheme, save for the option to take a tax free lump sum at retirement. This arrangement does not affect the level of contribution made to the scheme by Mr. Bennett and Mr. Jones, whose contributions are made by reference to full pensionable earnings.

The pension benefits that are provided to Mr. Jones, which accrue at the rate of 1/60th of pensionable salary for each year of service (and *pro rata* for each part year) are split between the Northern Rock Pension Scheme and an unfunded arrangement. The pension scheme provides benefits up to an earnings cap, currently £108,600 for 2006/07 (as compared to £105,600 for 2005/2006) per annum, while the unapproved arrangement provides benefits on earnings in excess of the cap. Mr. Jones contributes 5 per cent. of his basic salary to the pension scheme, including those earnings in excess of the earnings cap. If, with the agreement of Northern Rock, Mr. Jones were to commute some of his unapproved pension for a lump sum at retirement, Northern Rock would not reimburse Mr. Jones for any taxes that are due on any such payment. Mr. Jones has also been awarded a pensionable service credit in the pension scheme in respect of a transfer payment that he brought into the scheme.

Benefits in Kind

Each Executive Director is provided with company car and medical insurance benefits. The Executive Directors had, as employees of Northern Rock Building Society (or in the case of Mr. Currie, Mr. Kuipers and Mr. Jones as employees of Northern Rock prior to their appointment as Directors), entitlement to participate in a concessionary mortgage scheme at the discretion of the Board. No further new loans may be made under the scheme following conversion to plc status, but existing loans are not affected.

Policy on Executive Directors' Service Contracts

It is the policy of Northern Rock that Executive Directors' service contracts can be terminated by 12 months' notice given at any time (except when in the final year of their service contract, whereupon the notice would end on the day of their retirement). Each Executive Director can terminate his employment by giving 6 months' notice. All of the Executive Directors' contracts may be terminated immediately by Northern Rock either with (for Mr. Baker and Mr. Bennett) the payment of liquidated damages equal to 12 months' salary and the value of annual bonus paid in respect of the preceding financial year and the annual cost to Northern Rock of providing contractual pension and other benefits or (for Mr. Applegarth, Mr. Currie, Mr. Kuipers and Mr. Jones) a payment in lieu of notice equal to such amount. Payments in lieu of notice may be made in phased payments at Northern Rock's discretion.

Mr. Applegarth, Mr. Baker and Mr. Bennett would, in the event of a change of control of Northern Rock, be entitled to terminate employment at one month's notice within six months of the change of control and receive a liquidated damages payment calculated on the same basis. The terms of reference of the Committee make it clear that the Committee seeks, in appropriate circumstances, to mitigate the amount of termination payments made to Executive Directors.

Service contract dates for the Executive Directors are as follows:

A J Applegarth	March 1, 2001
D F Baker	August 26, 1997, amended by supplemental agreements dated March 12, 1998 and July 1, 1999
R F Bennett	August 26, 1997, amended by supplemental agreement dated March 12, 1998
D A Jones	February 1, 2007
K M Currie	January 5, 2005
A M Kuipers	January 5, 2005

The provisions of this section and Executive Directors service contracts generally are subject to Age Discrimination Legislation where applicable.

Policy on External Non-Executive Directorships Held By Executive Directors

Executive Directors are permitted to hold one external non-executive directorship unrelated to Northern Rock's business, provided that the time commitment is not material. Executive Directors are permitted to retain any fees arising from such a non-executive directorship. On this basis, Mr. Bennett is a Non-Executive Director of Greggs plc, and Mr. Bennett was entitled to fees of £34,000 from that company in respect of 2006. Mr. Applegarth is a Non-Executive Director of Persimmon Homes plc and was entitled to fees of £49,916 in respect of 2006.

Performance Graphs

The performance graphs set out below illustrate the Group's TSR performance over the preceding five years, 2002 to 2006, compared with that of the FTSE 100 Index of which Northern Rock has been a constituent since September 2001 and that of the FTSE 350 Index of which Northern Rock was a constituent prior to September 2001.

TSR Performance Graph
Northern Rock : FTSE 100



+11
+21
+14

TSR Performance Graph
Northern Rock : FTSE 350



The FTSE 350 Index has been included because members of this index comprise the comparator group for long term incentive plan purposes for 2004 and prior. The performance graphs have been prepared in accordance with the Regulations.

Remuneration of the Chairman and Non-Executive Directors

The remuneration of the Chairman is determined by the Committee and that of the other Non–Executive Directors is determined by the Board as a whole, on the basis of external independent advice.

Revised fees for 2007 for the Chairman and Non-Executive Directors were determined after consideration of an extensive report by NBSC which, in particular, assessed fees paid for similar roles at banks in the eight other largest U.K.-listed banks and at the 24 companies grouped around Northern Rock's position in the FTSE 100 at the date of the review and also took into account the required time commitment from Northern Rock's Non-Executive Directors relative to FTSE 100 norms. The resultant revised fee structure is as follows:

Chairman	£315,000	(2006 – £300,000)
Senior Independent Non-Executive Director	£72,000	(2006 – £67,000)
Non-Executive Directors' Basic Fee	£45,000	(2006 – £44,000)
Additional Fee for Membership of a Board Committee	£5,000	(2006 – £5,000)
Additional Fee for Chairman of a Board Committee	£16,000	(2006 – £16,000)

The Chairman and Non-Executive Directors serve Northern Rock under letters of appointment, which are terminable by Northern Rock at any time without liability for compensation; they do not have service contracts. The Chairman and Non-Executive Directors are entitled to fees from Northern Rock and it is Northern Rock's policy that they do not participate in bonus, incentive or pension schemes.

Information Subject to Audit

The information set out below in the remainder of the Directors' Remuneration Report has been subject to audit as required by Part 3 of Schedule 7A of the Companies Act 1985.

Directors' Individual Remuneration

Details of Directors' individual remuneration is set out below:

Non-Executive Directors

	2006	2005
	£000	£000
Dr M W Ridley (Chairman)	300	218
N A H Fenwick	54	43
Sir Ian Gibson	80	49
N Pease	65	53
M J Queen (appointed January 5, 2005)	54	43
R A Radcliffe (appointed March 1, 2005)	56	37
Sir George Russell* (retired April 25, 2006)	26	60
Sir Derek Wanless	86	69
	721	572

**Sir George Russell is a former member of the Non-Executive Directors' section of the Northern Rock Pension Scheme, which ceased to accrue benefits after June 30, 1997. His deferred pension came into payment on October 25, 2005 at a rate of £12,229 per annum and was increased to £12,371 per annum on April 1, 2006, in line with the scheme rules.*

Executive Directors	Chief Executive	Deputy Chief Executive	Group Finance Director	Executive Director	Executive Director	
	A J Applegarth	D F Baker	R F Bennett	K M Currie	A M Kuipers	Total
	£000	£000	£000	£000	£000	£000
2006						
Salaries and fees	690	455	455	365	365	2,330
Bonus	660	435	435	349	349	2,228
Total remuneration	1,350	890	890	714	714	4,558
Non cash benefits	14	10	19	11	11	65
Total emoluments	1,364	900	909	725	725	4,623
2005						
Salaries and fees	625	390	390	270	270	1,945
Bonus	529	330	330	229	229	1,647
Total remuneration	1,154	720	720	499	499	3,592
Non cash benefits	14	10	18	11	11	64
Total emoluments	1,168	730	738	510	510	3,656

The cash bonus scheme rewards year-on-year increases in the Group's underlying profit attributable to shareholders. In 2006, every 1 per cent. increase in profit before taxation generated a cash bonus payment equal to 5 per cent. of salary with a maximum of 100 per cent. of salary by way of bonus for 20 per cent. increase in profits.

The bonus earned in respect of 2006 was 95.6 per cent. of salary for each of the Directors.

There were no payments by Northern Rock during the financial year for compensation for loss of office or payments in connection with the termination of qualifying services.

There were no amounts paid to the Executive Directors in respect of their qualifying services by way of expenses allowance that was chargeable to U.K. income tax.

The nature of the non-cash benefits is set out below.

Bonus Matching Plan

Details of the ordinary shares over which the directors have conditional rights under the bonus matching plan by year of grant are as follows:

Rights under the Bonus Matching Plan

	Date granted	Rights held under plan at 31 Dec 05	Rights granted during 2006	Market price of each share at date of grant £	Rights released during 2006	Rights held under plan at 31 Dec 06	Date of end of qualifying period
A J Applegarth ..	Jan 03	52,253	—	6.10	(52,253)	—	—
	Jan 04	53,208	—	7.40	—	53,208	Jan 07
	Jan 05	47,618	—	7.73	—	47,618	Jan 08
	Jan 06	—	55,315	9.57	—	55,315	Jan 09
D F Baker	Jan 03	38,728	—	6.10	(38,728)	—	—
	Jan 04	35,472	—	7.40	—	35,472	Jan 07
	Jan 05	31,605	—	7.73	—	31,605	Jan 08
	Jan 06	—	34,517	9.57	—	34,517	Jan 09
R F Bennett	Jan 03	38,728	—	6.10	(38,728)	—	—
	Jan 04	35,472	—	7.40	—	35,472	Jan 07
	Jan 05	31,605	—	7.73	—	31,605	Jan 08
	Jan 06	—	34,517	9.57	—	34,517	Jan 09
K M Currie	Jan 03	22,130	—	6.10	(22,130)	—	—
	Jan 04	20,270	—	7.40	—	20,270	Jan 07
	Jan 05	18,120	—	7.73	—	18,120	Jan 08
	Jan 06	—	23,895	9.57	—	23,895	Jan 09
A M Kuipers	Jan 03	22,130	—	6.10	(22,130)	—	—
	Jan 04	20,270	—	7.40	—	20,270	Jan 07
	Jan 05	18,120	—	7.73	—	18,120	Jan 08
	Jan 06	—	23,895	9.57	—	23,895	Jan 09

Shares granted in January 2003 vested in January 2006 when Northern Rock's share price was £9.57.

Executive Directors and certain other senior executives are entitled to elect for all or part of the after tax amount of their annual cash bonus to be used to acquire shares; alternatively they may elect to deposit their own shares. The shares acquired or deposited are eligible under this scheme for additional Matching Shares at the end of a three-year period. For 2004 and previous years, the release of Matching Shares was not dependent on satisfaction of a further performance condition. For awards in 2005 and 2006, the release of Matching Shares will be dependent on the Group achieving real EPS growth of 3 per cent. per annum over the three years prior to their release.

The value, calculated in accordance with IFRS 2 — Share-based Payment, of these awards is being charged to the income statement over the three-year period to which they relate. In 2006, £1,367,302 was charged to the income statement (2005 £1,138,922).

2007 awards were granted to all Executive Directors other than Mr. Bennett under the new Share Matching Plan after the AGM based on a share price of £11.98 per share (the share price prevailing on January 26, 2007 — the normal date on which such awards would have been granted but for the requirement to obtain prior shareholder approval for the new scheme). As explained above, Mr. Bennett received an award under the existing Bonus Matching Plan on January 26, 2007.

Deferred Share Scheme

Subject to shareholder approval of the new share scheme arrangements, there will be no further awards under the Deferred Share Scheme following the January 2007 award (details of which are outlined below) relating to the 2006 annual bonus.

Details of the Ordinary Shares over which the Directors have conditional rights under the Deferred Share Scheme by year of grant are as follows:

	Date granted	Rights held under plan at 31 Dec 05	Rights granted during 2006	Market price of each share at date of grant £	Rights released during 2006	Rights held under plan at 31 Dec 06	Date of end of qualifying period
A J Applegarth ..	Jan 03	52,254	—	6.10	(52,254)	—	—
	Jan 04	53,208	—	7.40	—	53,208	Jan 07
	Jan 05	47,618	—	7.73	—	47,618	Jan 08
	Jan 06	—	55,315	9.57	—	55,315	Jan 09
D F Baker	Jan 03	38,730	—	6.10	(38,730)	—	—
	Jan 04	35,472	—	7.40	—	35,472	Jan 07
	Jan 05	31,605	—	7.73	—	31,605	Jan 08
	Jan 06	—	34,517	9.57	—	34,517	Jan 09
R F Bennett	Jan 03	38,730	—	6.10	(38,730)	—	—
	Jan 04	35,472	—	7.40	—	35,472	Jan 07
	Jan 05	31,605	—	7.73	—	31,605	Jan 08
	Jan 06	—	34,517	9.57	—	34,517	Jan 09
K M Currie	Jan 03	22,131	—	6.10	(22,131)	—	—
	Jan 04	20,270	—	7.40	—	20,270	Jan 07
	Jan 05	18,120	—	7.73	—	18,120	Jan 08
	Jan 06	—	23,895	9.57	—	23,895	Jan 09
A M Kuipers	Jan 03	22,131	—	6.10	(22,131)	—	—
	Jan 04	20,270	—	7.40	—	20,270	Jan 07
	Jan 05	18,120	—	7.73	—	18,120	Jan 08
	Jan 06	—	23,895	9.57	—	23,895	Jan 09

Shares granted in January 2003 vested in January 2006 when Northern Rock's share price was £9.57.

Executive Directors and certain other senior executives who received a cash bonus were eligible under this scheme to receive deferred shares of an equivalent value. Prior to 2005, the release of deferred share awards was not dependent on satisfaction of a further performance condition (other than normally remaining in employment until the date of vesting) because the value of deferred share awards was derived from annual bonus criteria and was therefore dependent on corporate performance. For awards in 2005 and subsequent years, the release of any deferred share awards became dependent on the Group achieving average real EPS growth of 3 per cent. per annum over the three years prior to their release.

The value, calculated in accordance with IFRS 2 — Share-based Payment, of these awards is being charged to the income statement over the three-year period to which they relate. In 2006, £1,367,302 was charged to the income statement (as compared to £1,138,937 in 2005).

The final grant of awards under this scheme were granted on January 26, 2007, with the award value determined by the 2006 cash bonus, at £11.98 per share as follows:

A J Applegarth	55,061
D F Baker	36,308
R F Bennett	36,308
K M Currie	29,126
A M Kuipers	29,126

Long Term Incentive Plan

Details of the ordinary shares over which the directors have conditional rights under the existing Long Term Incentive Plan by year of grant are as follows:

	Date granted	Rights held under plan at 31 Dec 05	Rights granted during 2006	Market price of each share at date of grant £	Rights lapsed during 2006	Rights released during 2006	Rights held under plan at 31 Dec 06	Date of end of qualifying period
A J Applegarth	Jan 03	86,066	—	6.10	(86,066)	—	—	—
	Jan 04	76,351	—	7.40	—	—	76,351	Jan 07
	Jan 05	80,854	—	7.73	—	—	80,854	Jan 08
	Jan 06	—	72,100	9.57	—	—	72,100	Jan 09
D F Baker	Jan 03	57,377	—	6.10	(57,377)	—	—	—
	Jan 04	50,676	—	7.40	—	—	50,676	Jan 07
	Jan 05	50,453	—	7.73	—	—	50,453	Jan 08
	Jan 06	—	47,544	9.57	—	—	47,544	Jan 09
R F Bennett	Jan 03	57,377	—	6.10	(57,377)	—	—	—
	Jan 04	50,676	—	7.40	—	—	50,676	Jan 07
	Jan 05	50,453	—	7.73	—	—	50,453	Jan 08
	Jan 06	—	47,544	9.57	—	—	47,544	Jan 09
K M Currie	Jan 03	32,787	—	6.10	(32,787)	—	—	—
	Jan 04	29,054	—	7.40	—	—	29,054	Jan 07
	Jan 05	34,929	—	7.73	—	—	34,929	Jan 08
	Jan 06	—	38,140	9.57	—	—	38,140	Jan 09
A M Kuipers	Jan 03	32,787	—	6.10	(32,787)	—	—	—
	Jan 04	29,054	—	7.40	—	—	29,054	Jan 07
	Jan 05	34,929	—	7.73	—	—	34,929	Jan 08
	Jan 06	—	38,140	9.57	—	—	38,140	Jan 09

The gross awards granted in 2003, shown above, matured in January 2006 and led to no release of shares originally awarded. There were no variations made in the terms and conditions of the plan interests during 2006.

Shares may only be released if demanding performance targets are achieved and if the participant remains in employment, except in certain "good leaver" circumstances. In relation to awards granted in 2004 and previous years, performance is measured over a three year period on the basis of TSR, comparing Northern Rock's performance to that of the other companies in the FTSE 350 Index at the date of the award. For awards in 2005 and subsequent years, Northern Rock's TSR will be compared to that of other companies in the FTSE 100 Index at the date of the award. Subject to the performance criteria being met, awards may be exercised during the three-month period commencing on the third anniversary of the award dates. The awards will lapse if they are not exercised during these times.

The value, calculated in accordance with IFRS 2 — Share-based Payment, of these awards is being charged to the income statement over the three-year period to which they relate. In 2006, £1,031,257 was charged to the income statement (as compared to £850,310 in 2005).

2007 awards were granted under the New LTIP after the AGM based on a share price of £11.98 per share (the share price prevailing on January 26, 2007 — the normal date on which such awards would have been granted but for the requirement to obtain prior shareholder approval for the new scheme).

Pensions

Set out below are details of the pension benefits to which each of the Executive Directors is entitled.

	Age at 31 Dec 06	Years and months of service at 31 Dec 06	Accrued pension entitlement 31 Dec 06 (Per annum) £	Accrued pension entitlement at 31 Dec 05 (Per annum) £	Additional pension entitlement earned in year £	Additional entitlement earned (in excess of inflation) £
A J Applegarth..	44	23 yrs 2 mths	266,417	230,903	35,514	29,280
D F Baker.........	53	29 yrs 7 mths	255,306	211,250	44,056	38,352
R F Bennett......	59	13 yrs 2 mths	303,334	260,000	43,334	36,314
K M Currie........	50	26 yrs 5 mths	183,007	130,125	52,882	49,369
A M Kuipers	49	19 yrs 3 mths	117,104	82,125	34,979	32,762

	Transfer value of accrued pension entitlement at 31 Dec 06 £	Transfer value of accrued pension entitlement at 31 Dec 05 £	Increase in transfer value less Directors' contributions £	Transfer value of increase in accrued pension entitlement in excess of inflation (less Directors' contributions) £
A J Applegarth....	2,235,907	1,842,785	358,633	218,677
D F Baker...........	3,516,436	2,793,613	700,073	515,834
R F Bennett........	6,069,333	5,131,167	915,416	705,545
K M Currie..........	2,129,335	1,430,644	680,442	572,279
A M Kuipers	1,245,550	837,525	389,775	343,124

The accrued pension entitlement is the amount at the end of the year that the Director would receive if he retired at age 60. The increase in the accrued pension entitlement is the difference between the accrued pension entitlement at the year end and that at the previous year end. The Listing Rules also require this to be disclosed excluding inflation.

All transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer values of the accrued pension entitlement represent the value of assets that the pension scheme would need to transfer to another pension provider on transferring the scheme's liability in respect of the Directors' pension benefits. They do not represent the sums payable to individual Directors and, therefore, cannot be added meaningfully to annual remuneration.

The increase in the transfer value less Directors' contributions is the increase in the transfer value of the accrued pension entitlement during the year after deducting the Director's personal contributions to the scheme.

The transfer value of the increase in accrued pension entitlement, required by the Listing Rules, discloses the current value of the increase in accrued pension entitlement (excluding inflation) that the Director has earned in the period, whereas the change in his transfer value, required by the Companies Act 1985, discloses the absolute increase or decrease in transfer values and thus includes the change in value of the accrued pension entitlement that results from market volatility affecting the transfer value over the year, as well as the value of the additional accrued pension entitlement earned in the year.

Including Mr. Bennett's unfunded arrangement he has an estimated accrued annual pension entitlement at December 31, 2006 of £303,334, amounting to 2/3 of his full pensionable earnings.

Directors' Interests in Shares

The following Directors held a beneficial interest in Northern Rock's Ordinary Shares:

	At 27 Feb 07	At 31 Dec 06	At 31 Dec 05	At 27 Feb 07	At 31 Dec 06	At 31 Dec 05
Non Executive Directors						
Dr M W Ridley.........	46,150	46,150	46,150	—	—	—
N A H Fenwick	3,750	3,750	1,500	—	—	—
Sir Ian Gibson	15,000	15,000	15,000	—	—	—
N Pease	8,350	8,350	8,350	—	—	—
M J Queen	4,000	4,000	4,000	—	—	—
R A Radcliffe	—	—	—	—	—	—
Sir George Russell ..	6,605	6,605	36,755	—	—	—
Sir Derek Wanless...	20,500	20,500	20,500	—	—	—
Executive Directors						
A J Applegarth.........	98,257	94,746	101,398	413,881	541,587	549,430
D F Baker................	62,525	70,182	73,041	266,549	351,861	370,118
R F Bennett.............		63,598	65,187		351,861	370,118
K M Currie...............	43,746	48,694	47,074	186,225	226,693	217,811
D A Jones (appointed February 1, 2007)....	25,988			94,988		
A M Kuipers	52,699	61,559	38,015	186,225	226,693	217,811

Contingent interests represent ordinary shares over which the directors have conditional rights under the Bonus Matching Plan, the Deferred Share Scheme and the Long Term Incentive Plan which is subject to stringent performance criteria being met as described previously.

Directors' Share Options

Movements in options to subscribe for Ordinary Shares in Northern Rock in which the Directors have an interest during the period January 1, 2006 to December 31, 2006 are as follows:

	Option type	At 31 Dec 05	Exercised in 2006	Exercise price £	At 31 Dec 06	Date from which first exercisable	Expiry date
A J Applegarth	Sharesave 4	2,273	—	7.27	2,273	May 1, 10	Nov 1, 10
D F Baker	Sharesave 4	1,303	—	7.27	1,303	May 1, 08	Nov 1, 08
R F Bennett	Sharesave 3	1,580	(1,580)	5.98	—	—	—
K M Currie	Share Option Scheme	4,854	—	6.18	4,854	Jun 1, 01	Jun 1, 08
	Sharesave 4	1,303	—	7.27	1,303	May 1, 08	Nov 1, 08
A M Kuipers	Sharesave 2	8,546	—	2.15	8,546	May 1, 07	Nov 1, 07
	Sharesave 4	2,273	—	7.27	2,273	May 1, 10	Nov 1, 10

No Executive Director option terms were varied during 2006 and no price was paid for any of the options in the table, other than the all employee Sharesave Scheme, where each Director paid £250 per month.

Options listed in the table above are H M Revenue & Customs approved schemes. The Employee Share Option Scheme was subject to an earnings per share target which was met in 2006. Options under the Sharesave Scheme do not have any performance conditions.

For each unexercised option at the end of the year, the market price of each share at December 31, 2006 was £11.78, the highest market price during the year was £12.18 (November 16, 2006) and the lowest market price during the year was £9.31 (January 10, 2006).

On May 2, 2006 RF Bennett exercised 1,580 share options. The market price of the shares on May 2, 2006 was £10.60. On January 26, 2007 KM Currie exercised and sold 4,854 share options. The market price of the shares on January 26, 2007 was £11.92.

The specific individual interests of Executive Directors are shown in the tables above. In addition the Directors are deemed to have an interest in shares held by Trusts for various executive and other employee share schemes at December 31, 2006 as follows:

(i) Northern Rock Employee Trust holds 6,740,740 shares (as compared to 4,048,207 shares at December 31, 2005);

(ii) Northern Rock Qualifying Employee Share Ownership Trust holds 600,852 shares (as compared to 1,117,287 shares at December 31, 2005); and

(iii) Northern Rock Trustees Limited holds 85,708 shares (as compared to 287,252 shares at December 31, 2005).

The LLP

Introduction

Northern Rock Covered Bond LLP (the **LLP**) was incorporated in England and Wales on 20th February, 2004 as a limited liability partnership (registered number OC306984) with limited liability under the LLPA 2000 by Northern Rock and the Liquidation Member as its Members. The principal place of business of the LLP is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL and its telephone number is +44 845 600 8401. The LLP has no subsidiaries.

Principal Activities

The principal objects of the LLP are set out in the LLP Deed and include, *inter alia*, the ability to carry on the business of acquiring the Mortgage Loans and their Related Security pursuant to the terms of the Mortgage Sale Agreement with a view to profit and to do all such things as are incidental or conducive to the carrying on of that business and to borrow money.

The LLP has not engaged since its incorporation, and will not engage whilst the Covered Bonds or any Term Advance remains outstanding, in any material activities other than activities incidental to its incorporation under the LLPA 2000, activities contemplated under the Transaction Documents to which it is or will be a party, applying for a standard licence under the Consumer Credit Act 1974, filing a notification under the Data Protection Act 1998 and other matters which are incidental or ancillary to the foregoing.

Members

The members of the LLP as at the date of this Prospectus are and their registered offices are:

Name	Registered Office
Northern Rock	Northern Rock House Gosforth Newcastle upon Tyne NE3 4PL United Kingdom
Moore Investments Limited	22 Grenville Street St Helier Jersey JE4 8PX

The LLP has no employees.

Directors of the Members

The following table sets out the directors of Moore Investments Limited and their respective business addresses and occupations.

Name	Business Address	Business Occupation
Keith McCallum Currie	Northern Rock House Gosforth Newcastle upon Tyne NE3 4PL	Company Director
Vincent Rapley	8th Floor, 68 King William Street London EC4N 7DZ	Director of Fund Administration
Oliver Pritchard	8th Floor, 68 King William Street London EC4N 7DZ	Director of Fund Administration

The directors of Northern Rock plc are set out under Board of Directors above.

There are no potential conflicts of interest between the duties to the LLP of each of the members of the Boards of Directors of the Members of the LLP and his/her private interests or other duties.

As at the date of this Prospectus, the LLP is controlled by Northern Rock. To ensure that such control is not abused, the Members of the LLP and the LLP, *inter alios*, have entered into the LLP Deed which governs the operation of the LLP.

In the event of the appointment of a liquidator or an administrator to Northern Rock, the Liquidation Member would take control of the LLP.

The financial statements of the LLP, excluding the interim financial statement for the six months ending 30 June 2006, have been audited by the LLP's auditors and have been prepared in accordance with generally accepted accounting principles under IFRS or, in the case of the 2004 financial statements, U.K. GAAP.

LLP Management Board

The LLP Management Board, comprised as at the Programme Date of directors, officers and/or employees of Northern Rock, will act on behalf of the LLP to which (other than any decision to approve the audited accounts of the LLP or to make a resolution for the voluntary winding up of the LLP, which require a unanimous decision of the Members) the Members delegate all matters. Any decision by the LLP Management Board relating to the admission of a New Member, any change in the LLP's business, any change to the LLP's name and any amendment to the LLP Deed, will be made, whilst any Covered Bonds are outstanding, with the consent of *the Security Trustee.*

The LLP's audited accounts for the years ended 31 December 2004 and 31 December 2005 and interim unaudited report and financial statements for the six months ended 30 June 2006 are reproduced below in Schedule 1.

Form of the Covered Bonds

The Covered Bonds of each Series will be in either bearer form, with or without receipts, interest coupons and/or talons attached, or registered form, without receipts, interest coupons and/or talons attached. Bearer Covered Bonds will be issued outside the United States in reliance on Regulation S under the Securities Act (**Regulation S**) and Registered Covered Bonds may be issued both outside the United States in reliance on the exemption from registration provided by Regulation S and within the United States in reliance on Rule 144A or Regulation D under the Securities Act.

Bearer Covered Bonds

Each Tranche of Bearer Covered Bonds will be initially issued in the form of a temporary global covered bond without receipts and interest coupons attached (a **Temporary Global Covered Bond**), which will:

(i) if the Bearer Global Covered Bonds are intended to be issued in new global covered bond (**NGCB**) form, as stated in the applicable Final Terms, be delivered on or prior to the issue date of the relevant Tranche to a common safekeeper (the **Common Safekeeper**) for Euroclear Bank S.A./N.V. (**Euroclear**) and Clearstream Banking, *société anonyme* (**Clearstream, Luxembourg**); and

(ii) if the Bearer Global Covered Bonds are not intended to be issued in NGCB form, be delivered on or prior to the issue date of the relevant Tranche to a common depositary (the **Common Depositary**) for Euroclear and Clearstream, Luxembourg.

Whilst any Bearer Covered Bond is represented by a Temporary Global Covered Bond, payments of principal, interest (if any) and any other amount payable in respect of the Bearer Covered Bonds due prior to the Exchange Date (as defined below) will be made (against presentation of the Temporary Global Covered Bond if the Temporary Global Covered Bond is not intended to be issued in NGCB form) only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interests in such Bearer Covered Bond are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S. Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certification (based on the certifications it has received) to the Principal Paying Agent.

On and after the date (the **Exchange Date**) which is 40 days after a Temporary Global Covered Bond is issued, interests in such Temporary Global Covered Bond will be exchangeable (free of charge) upon a request as described therein either for (i) interests in a permanent global covered bond without receipts and interest coupons attached (a **Permanent Global Covered Bond** and, together with the Temporary Global Covered Bonds, the **Bearer Global Covered Bonds** and each a **Bearer Global Covered Bond**) of the same Series or (ii) for Bearer Definitive Covered Bonds of the same Series with, where applicable, receipts, interest coupons and talons attached (as indicated in the applicable Final Terms and subject, in the case of Bearer Definitive Covered Bonds, to such notice period as is specified *in the applicable Final* Terms), in each case against certification of non-US beneficial ownership as described above unless such certification has already been given. The holder of a Temporary Global Covered Bond will not be entitled to collect any payment of interest, principal or other amount due on or after the Exchange Date unless, upon due certification, exchange of the Temporary Global Covered Bond for an interest in a Permanent Global Covered Bond or for Bearer Definitive Covered Bonds is improperly withheld or refused.

Payments of principal, interest (if any) or any other amounts on a Permanent Global Covered Bond will be made through Euroclear and/or Clearstream, Luxembourg against presentation or surrender (as the case may be) of the Permanent Global Covered Bond (if the Permanent Global Covered Bond is not intended to be issued in NGCB form) without any requirement for certification.

The applicable Final Terms will specify that a Permanent Global Covered Bond will be exchangeable (free of charge), in whole but not in part, for Bearer Definitive Covered Bonds with, where applicable, receipts, interest coupons and talons attached upon either (i) provided the Covered Bonds have a Minimum Specified Denomination or integral multiples thereof, not less than 60 days' written notice from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any

holder of an interest in such Permanent Global Covered Bond) to the Principal Paying Agent as described therein or (ii) only upon the occurrence of an Exchange Event. For these purposes, **Exchange Event** means that (a) the Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and no successor clearing system is available or (b) the Issuer has or will become subject to adverse tax consequences which would not be suffered were the Bearer Covered Bonds represented by the Permanent Global Covered Bond in definitive form. The Issuer will promptly give notice to Covered Bondholders of each Series of Bearer Global Covered Bonds in accordance with Condition 13 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Covered Bond) or the Bond Trustee may give notice to the Principal Paying Agent requesting exchange and, in the event of the occurrence of an Exchange Event as described in (b) above, the Issuer may also give notice to the Principal Paying Agent requesting exchange. Any such exchange shall occur not later than 45 days after the date of receipt of the first relevant notice by the Principal Paying Agent.

Bearer Global Covered Bonds and Bearer Definitive Covered Bonds will be issued pursuant to the Agency Agreement.

The following legend will appear on all Bearer Covered Bonds and on all receipts and interest coupons relating to such Bearer Covered Bonds:

"ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE."

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Bearer Covered Bonds, receipts or interest coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition, redemption or payment of principal in respect of such Bearer Covered Bonds, receipts or interest coupons.

Covered Bonds which are represented by a Bearer Global Covered Bond will only be transferable in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be.

Registered Covered Bonds

The Registered Covered Bonds of each Tranche offered and sold in reliance on Regulation S, which will be sold to non-U.S. persons outside the United States, will initially be represented by a global covered bond in registered form (a **Regulation S Global Covered Bond**). Prior to expiry of the Distribution Compliance Period (as defined in Regulation S) applicable to each Tranche of Covered Bonds, beneficial interests in a Regulation S Global Covered Bond may not be offered or sold to, or for the account or benefit of, a U.S. person save as otherwise provided in Condition 2 and may not be held otherwise than through Euroclear or Clearstream, Luxembourg, and such Regulation S Global Covered Bond will bear a legend regarding such restrictions on transfer.

The Registered Covered Bonds of each Tranche may only be offered and sold in the United States or to U.S. persons in private transactions (i) to "qualified institutional buyers" within the meaning of Rule 144A under the Securities Act (**QIBs**) or (ii) to "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) that are Institutional Accredited Investors who agree to purchase the Covered Bonds for their own account and not with a view to the distribution thereof.

The Registered Covered Bonds of each Tranche sold to QIBs will be represented by a global note in registered form (a **Rule 144A Global Covered Bond** and, together with a Regulation S Global Covered Bond, the **Registered Global Covered Bonds**).

Registered Global Covered Bonds will either (i) be deposited with a custodian for, and registered in the name of a nominee of, DTC or (ii) be deposited with a common depositary for, and registered in the name of a common nominee of, Euroclear and Clearstream, Luxembourg, as specified in the applicable Final Terms. In the case of a Regulation S Global Covered Bond

registered in the name of a nominee of DTC, prior to the end of the distribution compliance period (as defined in Regulation S) applicable to the Covered Bonds represented by such Regulation S Global Covered Bond, interests in such Regulation S Global Covered Bond may only be held through the accounts of Euroclear and Clearstream, Luxembourg. Persons holding beneficial interests in Registered Global Covered Bonds will be entitled or required, as the case may be, under the circumstances described below, to receive physical delivery of Definitive Covered Bonds in fully registered form.

The Registered Covered Bonds of each Tranche sold to Institutional Accredited Investors will be in definitive form, registered in the name of the holder thereof (**Definitive IAI Registered Covered Bonds**). Unless otherwise set forth in the applicable Final Terms, Definitive IAI Registered Covered Bonds will be issued only in minimum denominations of U.S.$500,000 and integral multiples of U.S.$1,000 in excess thereof (or the approximate equivalents in the applicable Specified Currency). Definitive IAI Registered Covered Bonds will be subject to the restrictions on transfer set forth therein and will bear the restrictive legend described under *Subscription and Sale and Transfer and Selling Restrictions*. Institutional Accredited Investors that hold Definitive IAI Registered Covered Bonds may elect to hold such Covered Bonds through DTC, but transferees acquiring the Covered Bonds in transactions exempt from Securities Act registration pursuant to Regulation S or Rule 144A under the Securities Act (if available) may do so upon satisfaction of the requirements applicable to such transfer as described under *Subscription and Sale and Transfer and Selling Restrictions*. The Rule 144A Global Covered Bonds and the Definitive IAI Registered Covered Bonds will be subject to certain restrictions on transfer set forth therein and will bear a legend regarding such restrictions.

Payments of principal, interest and any other amount in respect of the Registered Global Covered Bonds will, in the absence of provision to the contrary, be made to the person shown on the Register (as defined in Condition 5(d)) as the registered holder of the Registered Global Covered Bonds. None of the Issuer, the LLP, the Bond Trustee, any Paying Agent or the Registrar will have any responsibility or liability for any aspect of the records relating to or payments or deliveries made on account of beneficial ownership interests in the Registered Global Covered Bonds or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Payments of principal, interest or any other amount in respect of the Registered Covered Bonds in definitive form will, in the absence of provision to the contrary, be made to the persons shown on the Register on the relevant Record Date (as defined in Condition 5(d)) immediately preceding the due date for payment in the manner provided in that Condition.

Interests in a Registered Global Covered Bond will be exchangeable (free of charge), in whole but not in part, for Registered Definitive Covered Bonds without receipts, interest coupons or talons attached only upon the occurrence of an Exchange Event. For these purposes, **Exchange Event** means that (i) in the case of Covered Bonds registered in the name of a nominee for DTC, either DTC has notified the Issuer that it is unwilling or unable to continue to act as depository for the Covered Bonds and no alternative clearing system is available or DTC has ceased to constitute a clearing agency registered under the Exchange Act, (ii) in the case of Covered Bonds registered in the name of a nominee for a common depositary for Euroclear and Clearstream, Luxembourg, the Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and no successor clearing system is available or (iii) the Issuer has or will become subject to adverse tax consequences which would not be suffered were the Covered Bonds represented by the Registered Global Covered Bond in definitive form. The Issuer will promptly give notice to Covered Bondholders of each Series of Registered Global Covered Bonds in accordance with Condition 13 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, DTC, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any registered holder of an interest in such Registered Global Covered Bond) may give notice to the Registrar requesting exchange and, in the event of the occurrence of an Exchange Event as described in (iii) above, the Issuer may also give notice to the Registrar requesting exchange. Any such exchange shall occur not later than 10 days after the date of receipt of the first relevant notice by the Registrar.

Definitive Rule 144A Covered Bonds will be issued only in minimum denominations of U.S. $100,000 and integral multiples of U.S. $1,000 in excess thereof (or the approximate equivalents in the applicable Specified Currency).

Transfer of Interests

Interests in a Rule 144A Global Covered Bond may, subject to compliance with all applicable restrictions, be transferred to a person who wishes to hold such interests in a Regulation S Global Covered Bond representing the same Series and Tranche of Covered Bonds and vice versa or in the form of a Definitive IAI Registered Covered Bond and Definitive IAI Registered Covered Bonds may, subject to compliance with all applicable restrictions, be transferred to a person who wishes to hold such Covered Bonds in the form of an interest in a Registered Global Covered Bond. No beneficial owner of an interest in a Registered Global Covered Bond will be able to transfer such interest, except in accordance with the applicable procedures of DTC, Euroclear and Clearstream, Luxembourg, in each case to the extent applicable. **Registered Covered Bonds are also subject to the restrictions on transfer set forth therein and will bear a legend regarding such restrictions, see *Subscription and Sale and Transfer and Selling Restrictions*.**

General

Pursuant to the Agency Agreement (as defined under *Terms and Conditions of the Covered Bonds*), the Principal Paying Agent shall arrange that, where a further Tranche of Covered Bonds is issued which is intended to form a single Series with an existing Tranche of Covered Bonds, the Covered Bonds of such further Tranche shall be assigned a common code and ISIN and, where applicable, a CUSIP and CINS number which are different from the common code, ISIN, CUSIP and CINS assigned to Covered Bonds of any other Tranche of the same Series until at least the expiry of the Distribution Compliance Period applicable to the Covered Bonds of such Tranche.

Any reference herein to DTC, Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms or as may otherwise be approved by the Issuer, the Principal Paying Agent and the Bond Trustee.

No Covered Bondholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer or the LLP unless the Bond Trustee or, as the case may be, the Security Trustee, having become so bound to proceed, fails so to do within a reasonable period and the failure shall be continuing.

Form of Final Terms

Set out below is the form of Final Terms which, subject to any necessary amendment, will be completed for each Tranche of Covered Bonds issued under the Programme.

[Date]

Northern Rock plc

Issue of [Aggregate Nominal Amount of Tranche] [Title of Covered Bonds] irrevocably and unconditionally guaranteed as to payment of principal and interest by Northern Rock Covered Bond LLP under the €30 billion Global Covered Bond Programme

The Prospectus referred to below (as completed by these Final Terms) has been prepared on the basis that any offer of Covered Bonds in any Member State of the European Economic Area which has implemented the Prospectus Directive (2003/71/EC) (each, a Relevant Member State) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of the Cov ered Bonds. Accordingly any person making or intending to make an offer in that Relevant Member State of the Covered Bonds may only do so in circumstances in which no obligation arises for the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer. Neither the Issuer nor any Dealer has authorised, nor do they authorise, the making of any offer of Covered Bonds in any other circumstances.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 7 June, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Covered Bonds described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer, the LLP and the offer of the Covered Bonds is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing during normal business hours at the registered office of the Issuer and copies may be obtained from the London office of the [Agent].

The following alternative language applies if the first tranche of an issue which is being increased was issued under a Prospectus with an earlier date.

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the **Conditions**) set forth in the Prospectus dated [original date]. This document constitutes the Final Terms of the Covered Bonds described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**) and must be read in conjunction with the Prospectus dated [current date], which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Prospectus dated [original date] and are attached hereto. Full information on the Issuer, the LLP and the offer of the Covered Bonds is only available on the basis of the combination of these Final Terms and the Prospectuses dated [original date] and [current date]. The Prospectuses are available for viewing during normal business hours at the registered office of the Issuer and copies may be obtained from the London office of the [Agent].

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote guidance for completing the Final Terms.]

[When completing any final terms, or adding any other final terms or information, consideration should be given as to whether such terms or information constitute "significant new factors" and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive].

1.	(i)	Issuer:	Northern Rock plc
	(ii)	Guarantor:	Northern Rock Covered Bond LLP
2.	(i)	Series Number:	[●]
	(ii)	Tranche Number: (If fungible with an existing Series, details of that Series, including the date on which the Covered Bonds become fungible)	[●]
3.	Specified Currency or Currencies:		[●]
4.	Aggregate Nominal Amount:		
	(i)	[Series:	[●]
	(ii)	Tranche:	[●]]
5.	(i)	Issue Price:	[●] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] (*if applicable*)]
6.	(i)	Specified Denominations: (in the case of Registered Covered Bonds, this means the minimum integral amount in which transfers can be made)	(N.B. Where multiple denominations above €50,000 or equivalent are being used the following sample wording should be followed: €50,000 and integral multiples of [€1,000] in excess thereof up to and including [€99,000]. No Covered Bonds in definitive form will be issued with a denomination above [€99,000].) *(N.B. If an issue of Covered Bonds is (i) NOT admitted to trading on a regulated market within the European Economic Area exchange; and (ii) only offered in the European Economic Area in circumstances where a prospectus is not required to be published under the Prospectus Directive, the €50,000 minimum denomination is not required.)*
	(ii)	Calculation Amount: *(Applicable to Covered Bonds in definitive form)*	*(If only one Specified Denomination, insert the Specified Denomination. If more than one Specified Denomination, insert the highest common factor. N.B. There must be a common factor in the case of two or more Specified Denominations.)*
7.	(i)	Issue Date:	[●]
	(ii)	Interest Commencement Date:	[*Specify*/Issue Date/Not Applicable]
8.	Final Maturity Date:		[*Specify date or (for Floating Rate Covered Bonds) Interest Payment Date falling in or nearest to the relevant month and year*]
	Extended Due for Payment Date of Guaranteed Amounts corresponding to the Final Redemption Amount under the Covered Bond Guarantee:		[*Specify date or (for Floating Rate Covered Bonds) Interest Payment Date falling in or nearest to the relevant month and year*]
9.	Interest Basis:		[[●] per cent. Fixed Rate] [[*LIBOR/EURIBOR*] +/- [●] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency Interest]

		[Other (*specify*)] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency] [Other (*specify*)] [*N.B. If the Final Redemption Amount is other than 100 per cent. of the nominal value, the Covered Bonds will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation will apply. This pro-forma has been annotated to indicate where the key additional requirements of Annex VII are dealt with.*]
11.	Change of Interest or Redemption/Payment Basis:	[*Specify details of any provision for convertibility of Covered Bonds into another interest or redemption/payment basis*]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	(i) Status of the Covered Bonds:	Senior
	(ii) Status of the Guarantee:	Senior
	[(iii)] [Date [Board] approval for issuance of Covered Bonds [and Guarantee] obtained:	[●] [and [●], respectively]] [*N.B. Only relevant where Board (or similar) authorisation is required for the particular tranche of Covered Bonds or related Guarantee*]
14.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Covered Bond Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Rate(s) of Interest:	[●] per cent. per annum [payable [annually/semi annually/quarterly/monthly/other (*specify*)] in arrear] (*If payable other than annually, consider amending Condition 4*)
	(ii) Interest Payment Date(s):	[●] in each year [adjusted in accordance with [*specify Business Day Convention and any applicable Business Centre(s) for the definition of "Business Day"*]/*not adjusted*] (*NB: This will need to be amended in the case of long or short coupons*)
	(iii) Fixed Coupon Amount(s): (*Applicable to Covered Bonds in definitive form*)	[●] per Calculation Amount
	(iv) Broken Amount(s): (*Applicable to Covered Bonds in definitive form*)	[●] per Calculation Amount, payable on the Interest Payment Date falling [in/on] [●]
	(v) Day Count Fraction:	[30/360 / Actual/Actual (ICMA/ISDA) / *other*]
	(vi) [Determination Date(s):	[●] in each year [*Insert regular interest payment dates, ignoring issue date or*

		maturity date in the case of a long or short first or last coupon. NB: only relevant where Day Count Fraction is Actual/Actual (ICMA)] *NB: This will need to be amended in the case of regular interest payment dates which are not of equal duration.*
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Covered Bonds:	[Not Applicable/*give details*]

16.	**Floating Rate Covered Bond Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i)	Interest Period(s):	[●]
(ii)	Specified Interest Payment Dates:	[●]
(iii)	First Interest Payment Date:	[●]
(iv)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
(v)	Business Centre(s):	[●]
(vi)	Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/ISDA Determination/other (*give details*)]
(vii)	Party responsible for calculating the Rate(s) of Interest and/or Interest Amount(s) (if not the [Agent]):	[●]
(viii)	Screen Rate Determination:	
	- Reference Rate:	[●] *(Either LIBOR, EURIBOR or other, although additional information is required if other – including amendment to fallback provisions in the Agency Agreement)*
	- Interest Determination Date(s):	[●] *(Second day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in London prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of each Interest Period if Sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR)* *NB: Specify the Interest Determination Date(s) up to and including the Extended Due for Payment Date, if applicable*
	- Relevant Screen Page:	[●] *(In the case of EURIBOR, if not Reuters EURIBOR01 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately)*
(ix)	ISDA Determination:	
	- Floating Rate Option:	[●]
	- Designated Maturity:	[●]
	- Reset Date:	[●]
(x)	Margin(s):	[+/-][●] per cent. per annum
(xi)	Minimum Rate of Interest:	[●]per cent. per annum

	(xii)	Maximum Rate of Interest:	[●] per cent. per annum
	(xiii)	Day Count Fraction:	[Actual/365 Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 30/360 30E/360 Other] (*See Condition 4 for alternatives*)
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Covered Bonds, if different from those set out in the Conditions:	[●]
17.	**Zero Coupon Covered Bond Provisions**		[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i)	[Amortisation/Accrual] Yield:	[●] per cent. per annum
	(ii)	Reference Price:	[●]
	(iii)	Any other formula/basis of determining amount payable:	[●]
	(iv)	Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Conditions 6(d)(iii) and (h) apply/*specify other*] (*Consider applicable day count fraction if not U.S. dollar denominated*)
18.	**Index-Linked Interest Covered Bond/ OTHER VARIABLE-linked Interest Covered Bond Provisions**		[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i)	Index/Formula/other variable:	[*give or annex details*]
	(ii)	Party responsible for calculating the Rate(s) of Interest and/or Interest Amount(s) (if not the [Agent]):	[●]
	(iii)	Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:	[●]
	(iv)	Determination Date(s):	[●]
	(v)	Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	[●] [*Need to include a description of market disruption or settlement disruption events and adjustment provisions*]
	(vi)	Interest or calculation period(s):	[●]
	(vii)	Specified Interest Payment Dates:	[●]
	(viii)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
	(ix)	Business Centre(s):	[●]
	(x)	Minimum Rate/Amount of Interest:	[●] per cent. per annum
	(xi)	Maximum Rate/Amount of Interest:	[●] per cent. per annum
	(xii)	Day Count Fraction:	[●]

19.	**Dual Currency Covered Bond Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i)	Rate of Exchange/method of calculating Rate of Exchange:	*[give details]*
(ii)	Party, if any, responsible for calculating the principal and/or interest due (if not the [Agent]:	[●]
(iii)	Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[●] *[Need to include a description of market disruption or settlement disruption events and adjustment provisions]*
(iv)	Person at whose option Specified Currency(ies) is/are payable:	[●]

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option:**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i)	Optional Redemption Date(s):	[●] *NB: Optional Redemption Dates must be Interest Payment Dates unless otherwise agreed with the Dealers and the Bond Trustee*
(ii)	Optional Redemption Amount(s) of each Covered Bond and method, if any, of calculation of such amount(s):	[●] per Calculation Amount
(iii)	If redeemable in part:	
	(a) Minimum Redemption Amount:	[●] per Calculation Amount
	(b) Maximum Redemption Amount:	[●] per Calculation Amount
(iv)	Notice period:	[●] *(N.B. If setting notice periods which are different to those provided in the terms and conditions, issuers are advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the issuer and its fiscal agent or any trustee.)*
21	**Put Option:**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i)	Optional Redemption Dates(s):	[●]
(ii)	Optional Redemption Amount(s) of each Covered Bond and method, if any, of calculation of such amount(s):	[●] per Calculation Amount

(iii)	Notice Period:	[●] *(NB: If setting notice periods which are different to those provided in the terms and conditions, issuers are advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the issuer and its fiscal agent or any trustee)*

22. **Final Redemption Amount of each Covered Bond:** [[●] per Calculation Amount/*specify other/see* Appendix]

[*N.B. If the Final Redemption Amount is other than 100 per cent. of the nominal value, the Covered Bonds will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation will apply. This proforma has been annotated to indicate where the key additional requirements of Annex XII are dealt with.*]

In cases where the Final Redemption Amount is Index-Linked or other variable-linked:

(i)	Index/Formula/variable:	[*give or annex details*]
(ii)	Party responsible for calculating the Final Redemption Amount (if not the [Agent]):	[●]
(iii)	Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	[●]
(iv)	Determination Date(s):	[●]
(v)	Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	[●]
(vi)	Payment Date:	[●]
(vii)	Minimum Final Redemption Amount:	[●]
(viii)	Maximum Final Redemption Amount:	[●]

23. **Early Redemption Amount** [●]

Early Redemption Amount of each Covered Bond payable on redemption for taxation reasons, on acceleration following an Issuer Event of Default or an LLP Event of Default and/or the method of calculating the same (if required or if different from that set out in Condition 6(e)):

GENERAL PROVISIONS APPLICABLE TO THE COVERED BONDS

24. Form of Covered Bonds: Bearer Covered Bonds:

[Temporary Global Covered Bond exchangeable for a Permanent Global Covered Bond which is exchangeable for Definitive Covered Bonds in the limited circumstances specified in the Permanent Global Covered Bond]

[Temporary Global Covered Bond exchangeable for Bearer Definitive Covered Bonds]

[Registered Covered Bonds: Regulation S

		Global Covered Bond (U.S.$ [●] nominal amount) registered in the name of a nominee for [DTC/ a common depositary for Euroclear and Clearstream, Luxembourg]/ Rule 144A Global Covered Bond (U.S.$ [●] nominal amount) registered in the name of a nominee for [DTC/a common depositary for Euroclear and Clearstream, Luxembourg]/ Definitive IAI Registered Covered Bond *(specify nominal amounts)*]
25.	New Global Covered Bond:	[Yes][No]
26.	Financial Centre(s) or other special provisions relating to payment dates:	[Not Applicable/*give details*] *(Note that this paragraph relates to the date and place of payment, and not interest period end dates, to which sub-paragraphs 15(ii); 16(v) and 18(ix) relate)*
27.	Talons for future Coupons or Receipts to be attached to Definitive Covered Bonds (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
28.	Redenomination, renominalisation and reconventioning provisions:	[Not Applicable/The provisions [in Condition [●] apply]
29.	Other final terms:	[Not Applicable/*give details*] [*When adding any other final terms consideration should be given as to whether such terms constitute "significant new factors" and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive*]

DISTRIBUTION

33.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	[Not Applicable/*give names, addresses and underwriting commitments*] [*Include names and addresses of entities agreeing to underwrite the issue on a firm commitment basis and names and addresses of the entities agreeing to place the issue without a firm commitment or on a "best efforts" basis if such entities are not the same as the Managers.*]
	(ii)	Date of [Subscription] Agreement:	[●]
	(iii)	Stabilising Managers (if any):	[Not Applicable/*give name*]
34.	If non-syndicated, name and address of Dealer:		[Not Applicable/*Name* [*and address*]]
35.	Total commission and concession:		[●] per cent. of the Aggregate Nominal Amount
36.	U.S. Selling Restrictions:		[Reg. S Compliance Category; TEFRA D/TEFRA not applicable]
37.	Non-exempt Offer:		Not Applicable
38.	Additional selling restrictions:		[Not Applicable/*give details*]
39.	Additional United States Tax Considerations		[Not Applicable/*give details*]

PURPOSE OF FINAL TERMS

These Final Terms comprise the final terms required for issue and admission to trading on [*specify relevant regulated market*] of the Covered Bonds described herein pursuant to the €30,000,000,000 Covered Bond Programme of Northern Rock plc.

RESPONSIBILITY

The Issuer and the LLP accept responsibility for the information contained in these Final Terms. [*(Relevant third party information)* has been extracted from *(specify source)*. Each of the Issuer and the LLP confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by *(specify source)*, no facts have been omitted which would render the reproduced information inaccurate or misleading.][16]

Signed on behalf of Northern Rock plc:

By: ....
Duly authorised

Signed on behalf of Northern Rock Covered Bond LLP:

By: ....
Duly authorised]

PART B – OTHER INFORMATION*

1. LISTING:

[Application has been made by the Issuer (or on its behalf) for the Covered Bonds to be admitted to trading on [*specify relevant regulated market*] with effect from[●].] [Application is expected to be made by the Issuer (or on its behalf) for the Covered Bonds to be admitted to trading on [*specify relevant regulated market*]] with effect from [●].] [Not Applicable.]

(Where documenting a fungible issue need to indicate that original Covered Bonds are already admitted to trading.)

2. RATINGS:

Ratings: The Covered Bonds to be issued have been rated:

[S & P: [●]]

[Moody's: [●]]

[Fitch: [●]]

[[Other]: [●]]

(Need to: include a brief explanation of the meaning of the ratings if this has previously been published by the rating provider.)

(The above disclosure should reflect the rating allocated to Covered Bonds of the type being issued under the Programme generally or, where the issue has been specifically rated, that rating.)

3. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the offer of the Covered Bonds has an interest material to the offer. – *Amend as appropriate if there are other interests.*

[When adding any other description, consideration should be given as to whether such matters described constitute "significant new factors" and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive.]

4. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES:

[(i)]	Reasons for the offer:	[●] *(See "Use of Proceeds" wording in Prospectus – if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here.)*
[(ii)]	Estimated net proceeds:	[●] *(If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.)*
[(iii)]	Estimated total expenses:	[●] *(Expenses are required to be broken down into each principal intended "use" and presented in order of priority of such "uses".)* *(If the Covered Bonds are derivative securities to which Annex XII of the Prospectus Directive*

Regulation applies it is only necessary to include disclosure of net proceeds and total expenses at (ii) and (iii) above where disclosure is included at (i) above.)

5.	**YIELD:** *(Fixed Rate Covered Bonds only)* Indication of yield:	[●] Calculated as [*include details of method of calculation in summary form*] on the Issue Date. As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

6. **HISTORIC INTEREST RATES:** *(Floating Rate Covered Bonds only)*

Details of historic [LIBOR/EURIBOR/other] rates can be obtained from [Reuters].

7. **PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING:** *(Index-Linked or other variable-linked Covered Bonds only)*

Need to include details of where past and future performance and volatility of the index/formula/other variable can be obtained and a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident. [Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information. Include other information concerning the underlying required by Paragraph 4.2 of Annex XII of the Prospectus Directive Regulation.]

[When completing this paragraph, consideration should be given as to whether such matters described constitute "significant new factors" and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive.]

The Issuer [intends to provide post-issuance information [*specify what information will be reported and where it can be obtained*]] [does not intend to provide post-issuance information].

8. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT:** *(Dual Currency Covered Bonds only)*

[*Need to include details of where past and future performance and volatility of the relevant rate[s] can be obtained and a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.*]

[*When completing this paragraph, consideration should be given as to whether such matters described constitute "significant new factors" and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive.*]

9. **TRADEABLE AMOUNTS:**

So long as the Covered Bonds are represented by a Global Covered Bond and [*specify relevant clearing system(s)*] so permit, the Global Covered Bond shall be tradeable in minimum principal amounts of [€50,000]/[*specify equivalent to €50,000 if Global Covered Bond not denominated in euro*] and integral multiples of [●] (the **Tradeable Amount**) in addition thereto.

[*If item 24(a) indicates that the Global Covered Bond is exchangeable for definitive Covered Bonds at the option of the Covered Bondholders, the Covered Bonds will be tradeable only in principal amounts of at least the Specified Denomination.*]

10. **OPERATIONAL INFORMATION:**

(i)	ISIN Code:	[●]
(ii)	Common Code:	[●]
(iii)	Any clearing system(s) other than Euroclear Bank	[Not Applicable/*give name(s) and*

	S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification number(s):	*number(s)*]
(iv)	Delivery:	Delivery [against/free of] payment
(v)	Names and addresses of initial Paying Agent(s):	[●]
(vi)	Names and addresses of additional Paying Agent(s) (if any):	[●]
(vii)	Intended to be held in a manner which would allow Eurosystem eligibility:	[Yes][No] [Note that the designation "yes" simply means that the Covered Bonds are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Covered Bonds will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon the ECB being satisfied that Eurosystem eligibility criteria have been met.] [*Include this text if "yes" selected in which case the Covered Bonds must be issued in NGCB form*]

Terms and Conditions of the Covered Bonds

The following are the Terms and Conditions of the Covered Bonds which will be incorporated by reference into each Global Covered Bond (as defined below) and each Definitive Covered Bond, in the latter case only if permitted by the relevant stock exchange or other relevant authority (if any) and agreed by the Issuer and the relevant Dealer(s) at the time of issue but, if not so permitted and agreed, such Definitive Covered Bond will have endorsed thereon or attached thereto such Terms and Conditions. The applicable Final Terms in relation to any Tranche of Covered Bonds may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Covered Bonds. The applicable Final Terms (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Covered Bond and Definitive Covered Bond. Reference should be made to "Form of the Covered Bonds" for a description of the content of the Final Terms which will specify which of such terms are to apply in relation to the relevant Covered Bonds.

This Covered Bond is one of a Series (as defined below) of Covered Bonds issued by Northern Rock plc (the **Issuer**) constituted by a trust deed (such trust deed as modified and/or supplemented and/or restated from time to time, the **Trust Deed**) dated 30 April 2004 (the **Programme Date**) made between the Issuer, Northern Rock Covered Bond LLP as guarantor (the **LLP**) and The Bank of New York, London Branch as bond trustee (in such capacity, the **Bond Trustee**, which expression shall include any successor as Bond Trustee) and as security trustee (in such capacity, the **Security Trustee**, which expression shall include any successor as Security Trustee).

Save as provided for in Conditions 9 and 14, references herein to the Covered Bonds shall be references to the Covered Bonds of this Series and shall mean:

(i) in relation to any Covered Bonds represented by a global covered bond (a **Global Covered Bond**), units of the lowest Specified Denomination in the Specified Currency;

(ii) any Global Covered Bond;

(iii) any Definitive Covered Bonds in bearer form (**Bearer Definitive Covered Bonds**) issued in exchange for a Global Covered Bond in bearer form; and

(iv) any Definitive Covered Bonds in registered form (**Registered Definitive Covered Bonds**) (whether or not issued in exchange for a Global Covered Bond in registered form).

The Covered Bonds, the Receipts (as defined below) and the Coupons (as defined below) have the benefit of an agency agreement (such agency agreement as amended and/or supplemented and/or restated from time to time, the **Agency Agreement**) dated the Programme Date and made between the Issuer, the LLP, the Bond Trustee, the Security Trustee and Citibank N.A., as issuing and principal paying agent and agent bank (the **Principal Paying Agent**, which expression shall include any successor principal paying agent) and the other paying agents named therein (together with the Principal Paying Agent, the **Paying Agents**, which expression shall include any additional or successor paying agents), as exchange agent (the **Exchange Agent**, which expression shall include any successor exchange agent), as registrar (the **Registrar**, which expression shall include any successor registrar) and as transfer agent and the other transfer agents named therein (the **Transfer Agent**, which expression shall include any additional or successor transfer agents and together with the Paying Agents, the Exchange Agent and the Registrar, the **Agents**).

Interest-bearing Bearer Definitive Covered Bonds have (unless otherwise indicated in the applicable Final Terms) interest coupons (**Coupons**) and, if indicated in the applicable Final Terms, talons for further Coupons (**Talons**) attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Bearer Definitive Covered Bonds repayable in instalments have receipts (**Receipts**) for the payment of the instalments of principal (other than the final instalment) attached on issue. Registered Covered Bonds and Global Covered Bonds do not have Receipts, Coupons or Talons attached on issue.

The Final Terms for this Covered Bond (or the relevant provisions thereof) is attached to or endorsed on this Covered Bond and supplements these Terms and Conditions (the **Conditions**) and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the Conditions, replace or modify the Conditions for the purposes of this Covered Bond. References to the **applicable Final Terms** are to the Final Terms (or the relevant provisions thereof) attached to or endorsed on this Covered Bond.

The Bond Trustee acts for the benefit of the holders for the time being of the Covered Bonds (the **Covered Bondholders**, which expression shall, in relation to any Covered Bonds represented by a Global Covered Bond, be construed as provided below), the holders of the Receipts (the **Receiptholders**) and the holders of the Coupons (the **Couponholders**, which expression shall, unless the context otherwise requires, include the holders of the Talons), and for holders of each other Series of Covered Bonds in accordance with the provisions of the Trust Deed.

As used herein, Tranche means Covered Bonds which are identical in all respects (including as to listing and admission to trading) and **Series** means a Tranche of Covered Bonds together with any further Tranche or Tranches of Covered Bonds which are (i) expressed to be consolidated and form a single series and (ii) identical in all respects (including as to listing and admission to trading) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

The LLP has, in the Trust Deed, irrevocably and unconditionally guaranteed the due and punctual payment of Guaranteed Amounts in respect of the Covered Bonds as and when the same shall become Due for Payment, but only after service of a Notice to Pay on the LLP following an Issuer Event of Default and service by the Bond Trustee of an Issuer Acceleration Notice on the Issuer.

The security for the obligations of the LLP under the Covered Bond Guarantee and the other Transaction Documents to which it is a party has been created in and pursuant to, and on the terms set out in, a deed of charge (such deed of charge as amended and/or supplemented and/or restated from time to time, the **Deed of Charge**) dated the Programme Date and made between the LLP, the Bond Trustee, the Security Trustee and certain other Secured Creditors.

These Conditions include summaries of, and are subject to, the provisions of the Trust Deed, the Deed of Charge and the Agency Agreement.

Copies of the Trust Deed, the Deed of Charge, the Master Definitions and Construction Agreement (as defined below), the Agency Agreement and each of the other Transaction Documents are available for inspection during normal business hours at the office for the time being of the Bond Trustee being at 40th Floor, One Canada Square, London E14 5AL and at the specified office of each of the Paying Agents. Copies of the applicable Final Terms for all Covered Bonds of each Series are available during normal business hours at the registered office of the Issuer and at the specified office of each of the Paying Agents, save that, if the relevant Covered Bond is neither admitted to trading on a regulated market within the European Economic Area nor offered in the European Economic Area in circumstances where a prospectus is required to be published under the Prospectus Directive, such Final Terms shall be available for inspection only by the relevant Dealer or Dealers specified in such Final Terms or, upon proof satisfactory to the Bond Trustee or Issuer or the relevant Paying Agent as to identity, the holder of any Covered Bond to which such Final Terms relate. The Covered Bondholders, the Receiptholders and the Couponholders are deemed to have notice of, are bound by, and are entitled to the benefit of, all the provisions of, and definitions contained in, the Trust Deed, the Deed of Charge, the Master Definitions and Construction Agreement, the Agency Agreement, each of the other Transaction Documents and the applicable Final Terms which are applicable to them and to have notice of each Final Terms relating to each other Series.

Except where the context otherwise requires, capitalised terms used and not otherwise defined in these Conditions shall bear the meanings given to them in the applicable Final Terms and/or the master definitions and construction agreement made between the parties to the Transaction Documents on or about the Programme Date as amended and/or restated and or supplemented from time to time (the **Master Definitions and Construction Agreement**), a copy of each of which may be obtained as described above.

1. Form, Denomination and Title

The Covered Bonds are in bearer form or in registered form as specified in the applicable Final Terms and, in the case of Definitive Covered Bonds, serially numbered, in the Specified Currency and the Specified Denomination(s). Covered Bonds of one Specified Denomination may not be exchanged for Covered Bonds of another Specified Denomination and Bearer Covered Bonds may not be exchanged for Registered Covered Bonds and vice versa.

This Covered Bond may be a Fixed Rate Covered Bond, a Floating Rate Covered Bond, a Zero Coupon Covered Bond, an Index Linked Interest Covered Bond, a Dual Currency Interest Covered Bond or a combination of any of the foregoing, depending upon the Interest Basis shown in the applicable Final Terms.

This Covered Bond may be an Index Linked Redemption Covered Bond, an Instalment Covered Bond, a Dual Currency Redemption Covered Bond or a combination of any of the foregoing, depending upon the Redemption/Payment Basis shown in the applicable Final Terms.

Bearer Definitive Covered Bonds are issued with Coupons attached, unless they are Zero Coupon Covered Bonds in which case references to Coupons and Couponholders in these Conditions are not applicable.

Bearer Definitive Covered Bonds are issued with Receipts, unless they are not Instalment Covered Bonds in which case references to Receipts and Receiptholders in these Conditions are not applicable.

Subject as set out below, title to the Bearer Covered Bonds, Receipts and Coupons will pass by delivery and title to the Registered Covered Bonds will pass upon registration of transfers in accordance with the provisions of the Agency Agreement. The Issuer, the LLP, the Paying Agents, the Security Trustee and the Bond Trustee will (except as otherwise required by law) deem and treat the bearer of any Bearer Covered Bond, Receipt or Coupon and the registered holder of any Registered Covered Bond as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Covered Bond, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Covered Bonds is represented by a Global Covered Bond held on behalf of Euroclear Bank S.A./N.V. (**Euroclear**) and/or Clearstream Banking, société anonyme (**Clearstream, Luxembourg**) and/or The Depository Trust Company (**DTC**) or its nominee, each person (other than Euroclear or Clearstream, Luxembourg or DTC) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg or DTC as the holder of a particular nominal amount of such Covered Bonds (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg or DTC as to the nominal amount of such Covered Bonds standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error and any such certificate or other document may comprise any form of statement or print out of electronic records provided by the relevant clearing system (including Euroclear's EUCLID or Clearstream's Cedcom system) in accordance with its usual procedures and in which the holder of a particular nominal amount of the Covered Bonds is clearly identified with the amount of such holding) shall be treated by the Issuer, the LLP, the Paying Agents, the Security Trustee and the Bond Trustee as the holder of such nominal amount of such Covered Bonds for all purposes other than with respect to the payment of principal or interest or other amounts on such nominal amount of such Covered Bonds, and, in the case of DTC or its nominee, voting, giving consents and making requests, for which purpose the bearer of the relevant Global Covered Bond or the registered holder of the relevant Registered Global Covered Bond shall be treated by the Issuer, the LLP, any Paying Agent, the Security Trustee and the Bond Trustee as the holder of such nominal amount of such Covered Bonds in accordance with and subject to the terms of the relevant Global Covered Bond and the expressions **Covered Bondholder** and **holder of Covered Bonds** and related expressions shall be construed accordingly.

Covered Bonds which are represented by a Global Covered Bond will be transferable only in accordance with the rules and procedures for the time being of DTC, Euroclear and Clearstream, Luxembourg, as the case may be.

References to DTC, Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms or as may otherwise be approved by the Issuer, the Principal Paying Agent and the Bond Trustee.

2. Transfers of Registered Covered Bonds

(a) Transfers of interests in Registered Global Covered Bonds

Transfers of beneficial interests in Registered Global Covered Bonds will be effected by DTC, Euroclear or Clearstream, Luxembourg, as the case may be, and, in turn, by other participants and, if appropriate, indirect participants in such clearing systems acting on behalf of beneficial transferors and transferees of such interests. The laws in some States within the United States require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer Covered Bonds represented by a Registered Global Covered Bond to such persons may depend upon the ability to exchange such Covered Bonds for Covered Bonds in definitive form. Similarly, because DTC can only act on behalf of Direct Participants in the DTC system who in turn act on behalf of Indirect Participants, the ability of a person having an interest in Covered Bonds represented by a Registered Global Covered Bond accepted by DTC to pledge such Covered Bonds to persons or entities that do not participate in the DTC system or otherwise to take action in respect of such Covered Bonds may depend upon the ability to exchange such Covered Bonds for Covered Bonds in definitive form. A beneficial interest in a Registered Global Covered Bond will, subject to compliance with all applicable legal and regulatory restrictions, be transferable for Covered Bonds in definitive form or for a beneficial interest in another Registered Global Covered Bond only in the authorised denominations set out in the applicable Final Terms and only in accordance with the rules

and operating procedures for the time being of DTC, Euroclear or Clearstream, Luxembourg, as the case may be, and in accordance with the terms and conditions specified in the Agency Agreement. Transfers of a Registered Global Covered Bond registered in the name of a nominee for DTC shall be limited to transfers of such Registered Global Covered Bond, in whole but not in part, to another nominee of DTC or to a successor of DTC or such successor's nominee.

(b) Transfers of Registered Covered Bonds in definitive form

Subject as provided in paragraphs (e), (f) and (g) below, upon the terms and subject to the conditions set forth in the Agency Agreement, a Registered Covered Bond in definitive form may be transferred in whole or in part (in the authorised denominations set out in the applicable Final Terms). In order to effect any such transfer (i) the holder or holders must (A) surrender the Registered Covered Bond for registration of the transfer of the Registered Covered Bond (or the relevant part of the Registered Covered Bond) at the specified office of the Registrar or any Transfer Agent, with the form of transfer thereon duly executed by the holder or holders thereof or his or their attorney or attorneys duly authorised in writing and (B) complete and deposit such other certifications as may be required by the Registrar or, as the case may be, the relevant Transfer Agent and (ii) the Registrar or, as the case may be, the relevant Transfer Agent must, after due and careful enquiry, be satisfied with the documents of title and the identity of the person making the request. Any such transfer will be subject to such reasonable regulations as the Issuer, the Bond Trustee and the Registrar may from time to time prescribe (the initial such regulations being set out in Schedule 6 to the Agency Agreement). Subject as provided above, the Registrar or, as the case may be, the relevant Transfer Agent will, within three business days (being for this purpose a day on which banks are open for business in the city where the specified office of the Registrar or, as the case may be, the relevant Transfer Agent is located) of the request (or such longer period as may be required to comply with any applicable fiscal or other laws or regulations), authenticate and deliver, or procure the authentication and delivery of, at its specified office to the transferee or (at the risk of the transferee) send by uninsured mail, to such address as the transferee may request, a new Registered Covered Bond in definitive form of a like aggregate nominal amount to the Registered Covered Bond (or the relevant part of the Registered Covered Bond) transferred. In the case of the transfer of part only of a Registered Covered Bond in definitive form, a new Registered Covered Bond in definitive form in respect of the balance of the Registered Covered Bond not transferred will be so authenticated and delivered or (at the risk of the transferor) sent by uninsured mail to the address specified by the transferor.

(c) Registration of transfer upon partial redemption

In the event of a partial redemption of Covered Bonds under Condition 6, the Issuer shall not be required to register the transfer of any Registered Covered Bond, or part of a Registered Covered Bond, called for partial redemption.

(d) Costs of registration

Covered Bondholders will not be required to bear the costs and expenses of effecting any registration of transfer as provided above, except for any costs or expenses of delivery other than by regular uninsured mail and except that the Issuer may require the payment of a sum sufficient to cover any stamp duty, tax or other governmental charge that may be imposed in relation to the registration.

(e) Transfers of interests in Regulation S Global Covered Bonds

Prior to expiry of the applicable Distribution Compliance Period, transfers by the holder of, or of a beneficial interest in, a Regulation S Global Covered Bond to a transferee in the United States or who is a U.S. person will only be made:

(i) upon receipt by the Registrar of a written certification substantially in the form set out in the Agency Agreement, amended as appropriate (a **Transfer Certificate**), copies of which are available from the specified office of the Registrar or any Transfer Agent, from the transferor of the Covered Bond or beneficial interest therein to the effect that such transfer is being made:

(A) to a person whom the transferor reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A; or

(B) to a person who is an Institutional Accredited Investor, together with, in the case of (B), a duly executed investment letter from the relevant transferee substantially in the form set out in the Agency Agreement (an **IAI Investment Letter**); or

(ii) otherwise pursuant to the Securities Act or an exemption therefrom, subject to receipt by the Issuer of such satisfactory evidence as the Issuer may reasonably require, which may include an opinion of U.S. counsel, that such transfer is in compliance with any applicable securities laws of any State of the United States,

and, in each case, in accordance with any applicable securities laws of any State of the United States or any other jurisdiction.

In the case of (A) above, such transferee may take delivery through a Legended Covered Bond in global or definitive form and, in the case of (B) above, such transferee may take delivery only through a Legended Covered Bond in definitive form. Prior to the end of the applicable Distribution Compliance Period beneficial interests in Regulation S covered Bonds registered in the name of a nominee for DTC may only be held through the accounts of Euroclear and Clearstream, Luxembourg. After expiry of the applicable Distribution Compliance Period (i) beneficial interests in Regulation S Global Covered Bonds registered in the name of a nominee for DTC may be held through DTC directly, by a participant in DTC, or indirectly through a participant in DTC and (ii) such certification requirements will no longer apply to such transfers.

(f) Transfers of interests in Legended Covered Bonds

Transfers of Legended Covered Bonds or beneficial interests therein may be made:

(i) to a transferee who takes delivery of such interest through a Regulation S Global Covered Bond, upon receipt by the Registrar of a duly completed Transfer Certificate from the transferor to the effect that such transfer is being made in accordance with Regulation S and that, in the case of a Regulation S Global Covered Bond registered in the name of a nominee for DTC, if such transfer is being made prior to expiry of the applicable Distribution Compliance Period, the interests in the Covered Bonds being transferred will be held immediately thereafter through Euroclear and/or Clearstream, Luxembourg; or

(ii) to a transferee who takes delivery of such interest through a Legended Covered Bond:

   (A) where the transferee is a person whom the transferor reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A, without certification; or

   (B) where the transferee is an Institutional Accredited Investor, subject to delivery to the Registrar of a Transfer Certificate from the transferor to the effect that such transfer is being made to an Institutional Accredited Investor, together with a duly executed IAI Investment Letter from the relevant transferee; or

(iii) otherwise pursuant to the Securities Act or an exemption therefrom, subject to receipt by the Issuer of such satisfactory evidence as the Issuer may reasonably require, which may include an opinion of U.S. counsel, that such transfer is in compliance with any applicable securities laws of any State of the United States,

and, in each case, in accordance with any applicable securities laws of any State of the United States or any other jurisdiction.

Covered Bonds transferred by Institutional Accredited Investors to QIBs pursuant to Rule 144A or outside the United States pursuant to Regulation S will be eligible to be held by such QIBs or non-U.S. investors through DTC, Euroclear or Clearstream, Luxembourg, as appropriate, and the Registrar will arrange for any Covered Bonds which are the subject of such a transfer to be represented by the appropriate Registered Global Covered Bonds, where applicable.

Upon the transfer, exchange or replacement of Legended Covered Bonds, or upon specific request for removal of the Legend, the Registrar shall deliver only Legended Covered Bonds or refuse to remove the Legend, as the case may be, unless there is delivered to the Issuer such satisfactory evidence as may reasonably be required by the Issuer, which may include an opinion of U.S. counsel, that neither the Legend nor the restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act.

(g) Exchanges and transfers of Registered Covered Bonds generally

Holders of Registered Covered Bonds in definitive form, other than Institutional Accredited Investors, may exchange such Covered Bonds for interests in a Registered Global Covered Bond of the same type at any time.

(h) Definitions

In the Conditions, the following expressions shall have the following meanings:

Distribution Compliance Period means the period that ends 40 days after the completion of the distribution of the relevant Tranche of Covered Bonds, as certified by the relevant Dealer (in the case of a non-syndicated issue) or the relevant Lead Manager (in the case of a syndicated issue);

Institutional Accredited Investor means an "accredited investor" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) that is an institution;

Legended Covered Bonds means Registered Covered Bonds in definitive form that are issued to Institutional Accredited Investors and Registered Covered Bonds (whether in definitive form or represented by a Registered Global Covered Bond) sold in private transactions to QIBs in accordance with the requirements of Rule 144A;

QIB means a "qualified institutional buyer" within the meaning of Rule 144A;

Regulation S means Regulation S under the Securities Act;

Regulation S Global Covered Bond means a Registered Global Covered Bond representing Covered Bonds sold outside the United States to non-U.S. persons in reliance on Regulation S;

Rule 144A means Rule 144A under the Securities Act;

Rule 144A Global Covered Bond means a Registered Global Covered Bond representing Covered Bonds sold in the United States to QIBs in reliance on Rule 144A; and

Securities Act means the United States Securities Act of 1933, as amended.

3. Status of the Covered Bonds and the Covered Bond Guarantee

(a) Status of the Covered Bonds

The Covered Bonds and any relative Receipts and Coupons constitute direct, unconditional, unsubordinated and unsecured obligations of the Issuer and rank *pari passu* without any preference among themselves and (subject to any applicable statutory provisions) *pari passu* with all other present and future unsecured and unsubordinated obligations of the Issuer.

(b) Status of the Covered Bond Guarantee

The payment of Guaranteed Amounts in respect of the Covered Bonds when the same shall become Due for Payment has been unconditionally and irrevocably guaranteed by the LLP (the **Covered Bond Guarantee**) in the Trust Deed. However, the LLP shall have no obligation under the Covered Bond Guarantee to pay any Guaranteed Amounts until the occurrence of an Issuer Event of Default, service by the Bond Trustee on the Issuer of an Issuer Acceleration Notice and service by the Bond Trustee on the LLP of a Notice to Pay or, if earlier, following the occurrence of an LLP Event of Default, service by the Bond Trustee of an LLP Acceleration Notice. The obligations of the LLP under the Covered Bond Guarantee are direct (following an Issuer Event of Default, service of an Issuer Acceleration Notice and service of a Notice to Pay or an LLP Event of Default and service of an LLP Acceleration Notice), unconditional and unsubordinated obligations of the LLP, which are secured as provided in the Deed of Charge.

Any payment made by the LLP under the Covered Bond Guarantee shall (unless such obligation shall have been discharged as a result of the payment of Excess Proceeds to the Bond Trustee pursuant to Condition 9) discharge pro tanto the obligations of the Issuer in respect of such payment under the Covered Bonds, Receipts and Coupons except where such payment has been declared void, voidable or otherwise recoverable in whole or in part and recovered from the Bond Trustee or the Covered Bondholders.

As security for the LLP's obligations under the Covered Bond Guarantee and the other Transaction Documents (as defined in the Master Definitions and Construction Agreement) to which it is a party, the LLP has granted fixed and floating security over all of its assets under the Deed of Charge in favour of the Security Trustee (for itself and on behalf of the other Secured Creditors).

4. Interest

(a) Interest on Fixed Rate Covered Bonds

Each Fixed Rate Covered Bond bears interest on its Principal Amount Outstanding from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest. Interest will be payable, subject as provided in these Conditions, in arrear on the Interest Payment Date(s) in each year up to (and including) the Final Maturity Date. If a Notice to Pay is served on the LLP, the LLP shall pay Guaranteed Amounts in equivalent amounts to those described above under the Covered Bond Guarantee in respect of the Covered Bonds on the Original Due for Payment Dates or, if applicable, the Extended Due for Payment Date.

If the Covered Bonds are in definitive form, except as provided in the applicable Final Terms, the amount of interest payable on each Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified in the applicable Final Terms, amount to the Broken Amount so specified.

Except in the case of Covered Bonds in definitive form where a Fixed Coupon Amount or Broken Amount is specified in the applicable Final Terms, interest shall be calculated in respect of any period by applying the Rate of Interest to:

(i) in the case of Fixed Rate Covered Bonds which are represented by a Global Covered Bond, the aggregate outstanding nominal amount of the Fixed Rate notes represented by such Global Covered Bond; or

(ii) in the case of Fixed Rate Covered Bonds in definitive form, the Calculation Amount;

and in each case, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention. Where the Specified Denomination of a Fixed Rate Covered Bond in definitive form comprises more than one Calculation Amount, the amount of interest payable in respect of such Fixed Rate Covered Bond shall be the aggregate of the amounts (determined in the manner provided above) for each Calculation Amount comprising the Specified Denomination without any further rounding.

Day Count Fraction means, in respect of the calculation of an amount of interest in accordance with this Condition 4(a):

(i) if "Actual/Actual (ICMA)" is specified in the applicable Final Terms:

  (A) in the case of Covered Bonds where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the **Accrual Period**) is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; or

  (B) in the case of Covered Bonds where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

    (1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

    (2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(ii) if "30/360" is specified in the applicable Final Terms, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360.

In these Conditions:

Determination Period means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date).

Fixed Interest Period means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

Principal Amount Outstanding means in respect of a Covered Bond the principal amount of that Covered Bond on the relevant Issue Date thereof less principal amounts received by the relevant Covered Bondholder in respect thereof.

sub-unit means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, euro 0.01.

(b) Interest on Floating Rate Covered Bonds and Index Linked Interest Covered Bonds

(i) Interest Payment Dates

Each Floating Rate Covered Bond and Index Linked Interest Covered Bond bears interest on its Principal Amount Outstanding from (and including) the Interest Commencement Date and such interest will be payable in arrear on either:

(A) the Specified Interest Payment Date(s) in each year specified in the applicable Final Terms; or

(B) if no Specified Interest Payment Date(s) is/are specified in the applicable Final Terms, each date (each such date, together with each Specified Interest Payment Date, an **Interest Payment Date**) which falls the number of months or other period specified as the Specified Period in the applicable Final Terms after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period. In these Conditions, the expression **Interest Period** shall mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If a Business Day Convention is specified in the applicable Final Terms and (x) if there is no numerically corresponding day in the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 4(b)(i)(B) above, the **Floating Rate Convention**, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply *mutatis mutandis* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date occurred; or

(2) the **Following Business Day Convention**, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the **Modified Following Business Day Convention**, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4) the **Preceding Business Day Convention**, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In the Conditions, **Business Day** means a day which is:

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Final Terms; and

(B) in the case of any sum payable, either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London and any Additional Business Centre) and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Sydney and Auckland, respectively or (2) in relation to any Covered Bonds denominated or payable in euro, a day on which the Trans-European Automated Real Time Gross Settlement Express Transfer (TARGET) System (the **TARGET System**) is open.

(ii) Rate of Interest

The Rate of Interest payable from time to time in respect of Floating Rate Covered Bonds and Index Linked Interest Covered Bonds will be determined in the manner specified in the applicable Final Terms.

(A) *ISDA Determination for Floating Rate Covered Bonds*

Where ISDA Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Final Terms) the Margin (if any). For the purposes of this subparagraph (A), **ISDA Rate** for an Interest Period means a rate equal to the Floating Rate that would be determined by the Principal Paying Agent or other person specified in the applicable Final Terms under an interest rate swap transaction if the Principal Paying Agent or that other person were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of the Covered Bonds (the **ISDA Definitions**) and under which:

(1) the Floating Rate Option is as specified in the applicable Final Terms;

(2) the Designated Maturity is the period specified in the applicable Final Terms; and

(3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate (**LIBOR**) or the Euro-zone inter-bank offered rate (**EURIBOR**) for a currency, the first day of that Interest Period, or (ii) in any other case, as specified in the applicable Final Terms.

For the purposes of this sub-paragraph (A), **Floating Rate, Calculation Agent, Floating Rate Option, Designated Maturity** and **Reset Date** have the meanings given to those terms in the ISDA Definitions.

(B) *Screen Rate Determination for Floating Rate Covered Bonds*

Where Screen Rate Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(1) the offered quotation (if there is only one quotation on the Relevant Screen Page); or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus the Margin (if any), all as determined by the Principal Paying Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Principal Paying Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest pursuant to this sub-paragraph (B) in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of Floating Rate Covered Bonds is specified in the applicable Final Terms as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Covered Bonds will be determined as provided in the applicable Final Terms.

(iii) Minimum Rate of Interest and/or Maximum Rate of Interest

If the applicable Final Terms specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Final Terms specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) Determination of Rate of Interest and calculation of Interest Amounts

The Principal Paying Agent, in the case of Floating Rate Covered Bonds, and the Calculation Agent, in the case of Index Linked Interest Covered Bonds, will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Covered Bonds, the Calculation Agent will notify the Principal Paying Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Principal Paying Agent will calculate the amount of interest (the **Interest Amount**) payable on the Floating Rate Covered Bonds or Index Linked Interest Covered Bonds for the relevant Interest Period by applying the Rate of Interest to:

(A) in the case of Floating Rate Covered Bonds or Index Linked Interest Covered Bonds which are represented by a Global Covered Bond, the aggregate outstanding nominal amount of the Covered Bonds represented by such Global Covered Bond; or

(B) in the case of Floating Rate Notes or Index Linked Interest Notes in definitive form, the Calculation Amount;

and, in each case, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention. Where the Specified Denomination of a Floating Rate Covered Bond or an Index Linked Interest Covered Bond in definitive form comprises more than one Calculation Amount, the Interest Amount payable in respect of such Covered Bond shall be the aggregate of the amounts (determined in the manner provided above) for each Calculation Amount comprising the Specified Denomination without any further rounding.

Day Count Fraction means, in respect of the calculation of an amount of interest for any Interest Period:

(A) if "Actual/365" or "Actual/Actual (ISDA)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(B) if "Actual/365 (Fixed)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365;

(C) if "Actual/365 (Sterling)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(D) if "Actual/360" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 360;

(E) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the

month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(F) if "30E/360" or "Eurobond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Final Maturity Date (or, as the case may be, Extended Due for Payment Date) is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

(v) Notification of Rate of Interest and Interest Amounts

The Issuer will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Bond Trustee and to any stock exchange or other relevant competent authority or quotation system on which the relevant Floating Rate Covered Bonds or Index Linked Interest Covered Bonds are for the time being listed, quoted and/or traded or by which they have been admitted to listing and to be published in accordance with Condition 13 as soon as possible after their determination but in no event later than the fourth Business Day (as defined in Condition 4(b)(i)) thereafter by the Principal Paying Agent. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. Any such amendment or alternative arrangements will be promptly notified to the Bond Trustee and each stock exchange or other relevant authority on which the relevant Floating Rate Covered Bonds or Index Linked Interest Covered Bonds are for the time being listed or by which they have been admitted to listing and to Covered Bondholders in accordance with Condition 13.

(vi) Determination or Calculation by Bond Trustee

If for any reason at any relevant time after the Issue Date, the Principal Paying Agent or, as the case may be, the Calculation Agent defaults in its obligation to determine the Rate of Interest or the Principal Paying Agent defaults in its obligation to calculate any Interest Amount in accordance with sub-paragraph (ii)(A) or (B) above or as otherwise specified in the applicable Final Terms, as the case may be, and in each case in accordance with paragraph (iv) above, the Bond Trustee shall determine the Rate of Interest at such rate as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition, but subject always to any Minimum Rate of Interest or Maximum Rate of Interest specified in the applicable Final Terms), it shall deem fair and reasonable in all the circumstances or, as the case may be, the Bond Trustee shall calculate the Interest Amount(s) in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Principal Paying Agent or the Calculation Agent, as the case may be.

(vii) Certificates to be final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 4(b), whether by the Principal Paying Agent or the Calculation Agent or the Bond Trustee shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the LLP, the Principal Paying Agent, the Calculation Agent, the other Paying Agents, the Bond Trustee and all Covered Bondholders, Receiptholders and Couponholders and (in the absence of wilful default or bad faith) no liability to the Issuer, the LLP, the Covered Bondholders, the Receiptholders or the Couponholders shall attach to the Principal Paying Agent or the Calculation Agent or the Bond Trustee in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c) Interest on Dual Currency Interest Covered Bonds

In the case of Dual Currency Interest Covered Bonds where the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest shall be determined in the manner specified in the applicable Final Terms.

(d) *Accrual of interest*

Interest (if any) will cease to accrue on each Covered Bond (or in the case of the redemption of part only of a Covered Bond, that part only of such Covered Bond) on the due date for redemption thereof unless, upon due presentation thereof, payment of principal is improperly withheld or refused in which event, interest will continue to accrue as provided in the Trust Deed.

5. Payments

(a) *Method of payment*

Subject as provided below:

(i) payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively); and

(ii) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

In the case of Bearer Covered Bonds, payments in U.S. Dollars will be made by transfer to a U.S. Dollar account maintained by the payee with a bank outside of the United States (which expression, as used in this Condition 5, means the United States of America, including the State and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction), or by cheque drawn on a United States bank. In no event will payment in respect of Bearer Covered Bonds be made by a cheque mailed to an address in the United States. All payments of interest in respect of Bearer Covered Bonds will be made to accounts located outside the United States except as may be permitted by United States tax law in effect at the time of such payment without detriment to the Issuer.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment but without prejudice to the provisions of Condition 7. References to Specified Currency will include any successor currency under applicable law.

(b) *Presentation of Bearer Definitive Covered Bonds, Receipts and Coupons*

Payments of principal and interest (if any) will (subject as provided below) be made against presentation and surrender of Bearer Definitive Covered Bonds or Coupons, as the case may be, at any specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Payments of instalments (if any) of principal other than the final instalment, will (subject as provided below) be made against presentation and surrender of the relevant Receipt. Each Receipt must be presented for payment of the relevant instalment together with the Bearer Definitive Covered Bond to which it appertains. If any Bearer Definitive Covered Bond is redeemed or becomes repayable prior to the stated maturity thereof, principal will be payable only on surrender of such Bearer Definitive Covered Bond together with all unmatured Receipts appertaining thereto. Receipts presented without the Bearer Definitive Covered Bond to which they appertain and unmatured Receipts do not constitute valid obligations of the Issuer or the LLP.

Fixed Rate Covered Bonds in definitive bearer form (other than Dual Currency Covered Bonds or Index Linked Covered Bonds or Long Maturity Covered Bonds) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall include Coupons falling to be issued on exchange of matured Talons), failing which an amount equal to the face value of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the total amount due) will be deducted from the amount due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 12 years after the Relevant Date (as defined in Condition 7) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 8) or, if later, six years from the date on which such Coupon would otherwise have become due.

Upon amounts in respect of any Fixed Rate Covered Bond in definitive bearer form becoming due and repayable by the Issuer (in the absence of a Notice to Pay) or LLP under the Covered Bond Guarantee prior to its Final Maturity Date (or, as the case may be, Extended Due for Payment Date), all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the due date for redemption of any Floating Rate Covered Bond, Dual Currency Covered Bond, Index Linked Covered Bond or Long Maturity Covered Bond in definitive bearer form, all unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof. A **Long Maturity Covered**

Bond is a Fixed Rate Covered Bond (other than a Fixed Rate Covered Bond which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate interest payable thereon provided that such Covered Bond shall cease to be a Long Maturity Covered Bond on the Interest Payment Date on which the aggregate amount of interest remaining to be paid after that date is less than the Principal Amount Outstanding of such Covered Bond. If the date for redemption of any Bearer Definitive Covered Bond is not an Interest Payment Date, interest (if any) accrued in respect of such Covered Bond from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of the relevant Bearer Definitive Covered Bond.

(c) *Payments in respect of Bearer Global Covered Bonds*

Payments of principal and interest (if any) in respect of Covered Bonds represented by any Bearer Global Covered Bond will (subject as provided below) be made in the manner specified above in relation to Bearer Definitive Covered Bonds and otherwise in the manner specified in the relevant Global Covered Bond against presentation or surrender, as the case may be, of such Global Covered Bond if the Global Covered Bond is not intended to be issued in NGCB form at the specified office of any Paying Agent outside the United States. On the occasion of each payment, (i) in the case of any Global Covered Bond which is not issued in NGCB form, a record of such payment made on such Global Covered Bond, distinguishing between any payment of principal and any payment of interest, will be made on such Global Covered Bond by the Principal Paying Agent, and such record shall be *prima facie* evidence that the payment in question has been made and (ii) in the case of any Global Covered Bond which is issued in NGCB form, the Principal Paying Agent shall instruct Euroclear and Clearstream, Luxembourg to make appropriate entries in their records to reflect such payment.

(d) *Payments in respect of Registered Covered Bonds*

Payments of principal (other than instalments of principal prior to the final instalment) in respect of each Registered Covered Bond (whether or not in global form) will be made against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the Registered Covered Bond at the specified office of the Registrar or any of the Paying Agents. Such payments will be made by transfer to the Designated Account (as defined below) of the holder (or the first named of joint holders) of the Registered Covered Bond appearing in the register of holders of the Registered Covered Bonds maintained by the Registrar (the **Register**) at the close of business on the third Business Day (being for this purpose a day on which banks are open for business in the city where the specified office of the Registrar is located) before the relevant due date. Notwithstanding the previous sentence, if (i) a holder does not have a **Designated Account** or (ii) the principal amount of the Covered Bonds held by a holder is less than U.S. $250,000 (or its approximate equivalent in any other Specified Currency), payment will instead be made by a cheque in the Specified Currency drawn on a **Designated Bank** (as defined below). For these purposes, Designated Account means the account (which, in the case of a payment in Japanese Yen to a non-resident of Japan, shall be a non-resident account) maintained by a holder with a Designated Bank and identified as such in the Register and Designated Bank means (in the case of payment in a Specified Currency other than euro) a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively) and (in the case of a payment in euro) any bank which processes payments in euro.

Payments of interest and payments of instalments of principal (other than the final instalment) in respect of each Registered Covered Bond (whether or not in global form) will be made by a cheque in the Specified Currency drawn on a Designated Bank and mailed by uninsured mail on the Business Day in the city where the specified office of the Registrar is located immediately preceding the relevant due date to the holder (or the first named of joint holders) of the Registered Covered Bond appearing in the Register at the close of business on the fifteenth day (whether or not such fifteenth day is a Business Day) before the relevant due date (the **Record Date**) at the holder's address shown in the Register on the Record Date and at the holder's risk. Upon application of the holder to the specified office of the Registrar not less than three Business Days in the city where the specified office of the Registrar is located before the due date for any payment of interest in respect of a Registered Covered Bond, the payment may be made by transfer on the due date in the manner provided in the preceding paragraph. Any such application for transfer shall be deemed to relate to all future payments of interest (other than interest due on redemption) and instalments of principal (other than the final instalment) in respect of the Registered Covered Bonds which become payable to the holder who has made the initial application until such time as the Registrar is notified in writing to the contrary by such holder. Payment of the interest due in respect of each Registered Covered Bond on redemption and the final instalment of principal will be made in the same manner as payment of the principal in respect of such Registered Covered Bond.

Holders of Registered Covered Bonds will not be entitled to any interest or other payment for any delay in receiving any amount due in respect of any Registered Covered Bond as a result of a cheque posted in accordance with this Condition arriving after the due date for payment or being lost in the post. No

commissions or expenses shall be charged to such holders by the Registrar in respect of any payments of principal or interest in respect of the Registered Covered Bonds.

All amounts payable to DTC or its nominee as registered holder of a Registered Global Covered Bond in respect of Covered Bonds denominated in a Specified Currency other than U.S. dollars shall be paid by transfer by the Registrar to an account in the relevant Specified Currency of the Exchange Agent on behalf of DTC or its nominee for conversion into and payment in U.S. dollars in accordance with the provisions of the Agency Agreement.

None of the Issuer, the LLP, the Bond Trustee or the Agents will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Registered Global Covered Bonds or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

(e) *General provisions applicable to payments*

The holder of a Global Covered Bond (or, as provided in the Trust Deed, the Bond Trustee) shall be the only person entitled to receive payments in respect of Covered Bonds represented by such Global Covered Bond and the Issuer or, as the case may be, the LLP will be discharged by payment to, or to the order of, the holder of such Global Covered Bond (or the Bond Trustee, as the case may be) in respect of each amount so paid. Each of the persons shown in the records of DTC, Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular nominal amount of Covered Bonds represented by such Global Covered Bond must look solely to DTC, Euroclear or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer or the LLP to, or to the order of, the holder of such Global Covered Bond (or the Bond Trustee, as the case may be). No person other than the holder of the relevant Global Covered Bond (or, as provided in the Trust Deed, the Bond Trustee) shall have any claim against the Issuer or the LLP in respect of any payments due on that Global Covered Bond.

Notwithstanding the foregoing provisions of this Condition, payments of principal and/or interest in U.S. Dollars in respect of Bearer Covered Bonds will only be made at the specified office of a Paying Agent in the United States if:

(A) the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. Dollars at such specified offices outside the United States of the full amount of interest on the Bearer Covered Bonds in the manner provided above when due;

(B) payment of the full amount of such principal and interest at such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. Dollars; and

(C) such payment is then permitted under United States law without involving, in the opinion of the Issuer and the LLP, adverse tax consequences to the Issuer or the LLP.

(f) *Payment Day*

If the date for payment of any amount in respect of any Covered Bond, Receipt or Coupon is not a Payment Day (as defined below), the holder thereof shall not be entitled to payment of the relevant amount due until the next following Payment Day and shall not be entitled to any interest or other sum in respect of any such delay. In this Condition (unless otherwise specified in the applicable Final Terms), **Payment Day** means any day which (subject to Condition 8) is:

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

  (A) the relevant place of presentation;

  (B) London; and

  (C) any Additional Financial Centre specified in the applicable Final Terms; and

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Sydney and Auckland, respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open; and

(iii) in the case of any payment in respect of a Registered Global Covered Bond denominated in a Specified Currency other than U.S. dollars and registered in the name of DTC or its nominee and in respect of which an accountholder of DTC (with an interest in such Registered Global Covered Bond) has elected to receive any part of such payment in U.S. dollars, a day on which commercial banks are not authorised or required by law or regulation to be closed in New York City.

(g) *Interpretation of principal and interest*

Any reference in these Conditions to principal in respect of the Covered Bonds shall be deemed to include, as applicable:

(i) any additional amounts which may be payable with respect to principal under Condition 7 or under any undertakings or covenants given in addition thereto, or in substitution therefor, pursuant to the Trust Deed;

(ii) the Final Redemption Amount of the Covered Bonds;

(iii) the Early Redemption Amount of the Covered Bonds;

(iv) the Optional Redemption Amount(s) (if any) of the Covered Bonds;

(v) in relation to Covered Bonds redeemable in instalments, the Instalment Amounts;

(vi) in relation to Zero Coupon Covered Bonds, the Amortised Face Amount (as defined in Condition 6(e));

(vii) any premium and any other amounts (other than interest) which may be payable under or in respect of the Covered Bonds;

(viii) in relation to Dual Currency Covered Bonds, the principal payable in any relevant Specified Currency; and

(ix) any Excess Proceeds which may be payable by the Bond Trustee under or in respect of the Covered Bonds.

Any reference in these Conditions to interest in respect of the Covered Bonds shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 7 or under any undertakings given in addition thereto, or in substitution therefor, pursuant to the Trust Deed.

(h) *Redenomination*

(i) *Redenomination*

Where redenomination is specified in the applicable Final Terms as being applicable, the Issuer may, without the consent of the Covered Bondholders, the Receiptholders and the Couponholders, on giving prior written notice to the Bond Trustee, the Security Trustee, the Agents (in the case of Registered Covered Bonds) the Registrar, Euroclear and Clearstream, Luxembourg and at least 30 days' prior notice to the Covered Bondholders in accordance with Condition 13, elect that, with effect from the Redenomination Date specified in the notice, the Covered Bonds shall be redenominated in euro. In relation to any Covered Bonds where the applicable Final Terms provide for a minimum Specified Denomination in the Specified Currency which is equivalent to at least euro 50,000 and which are admitted to trading on a regulated market in the European Economic Area, it shall be a term of any such article that the holder of any Covered Bonds held through Euroclear and/or Clearstream, Luxembourg and/or DTC must have credited to its securities account with the relevant clearing system a minimum balance of Covered Bonds of at least euro 50,000.

The election will have effect as follows:

(A) the Covered Bonds and the Receipts shall be deemed to be redenominated in euro in the denomination of euro 0.01 with a nominal amount for each Covered Bond and Receipt equal to the nominal amount of that Covered Bond or Receipt in the Specified Currency, converted into euro at the Established Rate, provided that, if the Issuer determines, in consultation with the Agents and the Bond Trustee, that the then market practice in respect of the redenomination in euro of internationally offered securities is different from the provisions specified above, such provisions shall be deemed to be amended so as to comply with such market practice and the Issuer shall promptly notify the Covered Bondholders, the competent listing authority, stock exchange, and/or market (if any) on or by which the Covered Bonds may be listed and/or admitted to trading and the Paying Agents of such deemed amendments;

(B) save to the extent that an Exchange Notice has been given in accordance with paragraph (iv) below, the amount of interest due in respect of the Covered Bonds will be calculated by reference to the aggregate nominal amount of Covered Bonds presented (or, as the case may be, in respect of which Coupons are presented) for payment by the relevant holder and the amount of such payment shall be rounded down to the nearest euro 0.01;

(C) if definitive Covered Bonds are required to be issued after the Redenomination Date, they shall be issued at the expense of the Issuer in the denominations of euro 50,000 and/or such higher amounts as the Agents may determine and notify to the Covered Bondholders and any remaining amounts less than euro 50,000 shall be redeemed by the Issuer and paid to the Covered Bondholders in euro in accordance with Condition 5;

(D) if issued prior to the Redenomination Date, all unmatured Coupons denominated in the Specified Currency (whether or not attached to the Covered Bonds) will become void with effect from the date on which the Issuer gives notice (the **Exchange Notice**) that replacement euro-denominated Covered Bonds, Receipts and Coupons are available for exchange (provided that such securities are so available) and no payments will be made in respect of them. The payment obligations contained in any Covered Bonds, Receipts and Coupons so issued will also become void on that date although those Covered Bonds, Receipts and Coupons will continue to constitute valid exchange obligations of the Issuer. New euro-denominated Covered Bonds, Receipts and Coupons will be issued in exchange for Covered Bonds, Receipts and Coupons denominated in the Specified Currency in such manner as the Agents may specify and as shall be notified to the Covered Bondholders in the Exchange Notice. No Exchange Notice may be given less than 15 days prior to any date for payment of principal or interest on the Covered Bonds;

(E) after the Redenomination Date, all payments in respect of the Covered Bonds, the Receipts and the Coupons, other than payments of interest in respect of periods commencing before the Redenomination Date, will be made solely in euro as though references in the Covered Bonds to the Specified Currency were to euro. Payments will be made in euro by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque;

(F) if the Covered Bonds are Fixed Rate Covered Bonds and interest for any period ending on or after the Redenomination Date is required to be calculated for a period ending other than on an Interest Payment Date, it will be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such subunit being rounded upwards or otherwise in accordance with applicable market convention;

(G) if the Covered Bonds are Floating Rate Covered Bonds, the applicable Final Terms will specify any relevant changes to the provisions relating to interest; and

(H) such other changes shall be made to this Condition (and the Transaction Documents) as the Issuer may decide, after consultation with the Agents and the Bond Trustee, and as may be specified in the notice, to conform it to conventions then applicable to instruments denominated in euro.

(ii) *Definitions*

In these Conditions, the following expressions have the following meanings:

Established Rate means the rate for the conversion of the relevant Specified Currency (including compliance with rules relating to roundings in accordance with applicable European Community regulations) into euro established by the Council of the European Union pursuant to Article 123 of the Treaty.

euro means the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty.

Rate of Interest means the rate of interest payable from time to time in respect of Floating Rate Covered Bonds and Index Linked Interest Covered Bonds, which will be determined in the manner specified in the applicable Final Terms.

Redenomination Date means (in the case of interest bearing Covered Bonds) any date for payment of interest under the Covered Bonds or (in the case of Zero Coupon Covered Bonds) any date, in each case specified by the Issuer in the notice given to the Covered Bondholders pursuant to paragraph (a) above and which falls on or after the date on which the country of the relevant Specified Currency first participates in the third stage of European economic and monetary union.

Treaty means the Treaty establishing the European Community, as amended.

6. *Redemption and Purchase*

(a) *Final redemption*

Unless previously redeemed or purchased and cancelled as specified below, each Covered Bond will be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Final Terms in the relevant Specified Currency on the Final Maturity Date.

Without prejudice to Condition 9, if an Extended Due for Payment Date is specified as applicable in the Final Terms for a Series of Covered Bonds and the Issuer has failed to pay the Final Redemption Amount on the Final Maturity Date specified in the Final Terms (or after expiry of the grace period set out in Condition 9(a)(i)) and following the service of a Notice to Pay on the LLP by no later than the date falling one Business Day prior to the Extension Determination Date the LLP has insufficient moneys available under the Guarantee Priority of Payments to pay the Guaranteed Amounts corresponding to the Final Redemption Amount in full in respect of the relevant Series of Covered Bonds on the date falling on the earlier of (a) the date which falls two Business Days after service of such Notice to Pay on the LLP or if later the Final Maturity Date (or, in each case, after the expiry of the grace period set out in Condition 9(b)(i)) under the terms of the Covered Bond Guarantee or (b) the Extension Determination Date, then (subject as provided below) payment of the unpaid amount by the LLP under the Covered Bond Guarantee shall be deferred until the Extended Due for Payment Date.

The LLP shall notify the relevant Covered Bondholders (in accordance with Condition 13), the Rating Agencies, the Bond Trustee, the Security Trustee, the Principal Paying Agent and the Registrar (in the case of Registered Covered Bonds) as soon as reasonably practicable and in any event at least one Business Day prior to the dates specified in (a) and (b) of the preceding paragraph of any inability of the LLP to pay in full the Guaranteed Amounts corresponding to the Final Redemption Amount in respect of a Series of Covered Bonds pursuant to the Covered Bond Guarantee. Any failure by the LLP to notify such parties shall not affect the validity or effectiveness of the extension nor give rise to any rights in any such party.

In the circumstances outlined above, the LLP shall on the earlier of (a) the date falling two Business Days after the service of a Notice to Pay or if later the Final Maturity Date (or, in each case, after the expiry of the grace period set out in Condition 9(b)(i)) and (b) the Extension Determination Date, under the Covered Bond Guarantee, apply the moneys (if any) available (after paying or providing for payment of higher ranking or *pari passu* amounts in accordance with the Guarantee Priority of Payments) pro rata in part payment of an amount equal to the Final Redemption Amount of each Covered Bond of the relevant Series of Covered Bonds and shall pay Guaranteed Amounts constituting the Scheduled Interest in respect of each such Covered Bond on such date. The obligation of the LLP to pay any amounts in respect of the balance of the Final Redemption Amount not so paid shall be deferred as described above.

Any discharge of the Issuer as the result of the payment of Excess Proceeds to the Bond Trustee shall be disregarded for the purposes of determining the amounts to be paid by the LLP under the Covered Bond Guarantee in connection with this Condition 6(a).

Such failure to pay by the LLP shall not constitute an LLP Event of Default.

(b) Redemption for taxation reasons

The Covered Bonds may be redeemed at the option of the Issuer in whole, but not in part, at any time (if this Covered Bond is neither a Floating Rate Covered Bond, an Index Linked Interest Covered Bond nor a Dual Currency Interest Covered Bond) or on any Interest Payment Date (if this Covered Bond is either a Floating Rate Covered Bond, an Index Linked Interest Covered Bond or a Dual Currency Interest Covered Bond), on giving not less than 30 nor more than 60 days' notice to the Bond Trustee and, in accordance with Condition 13, the Covered Bondholders (which notice shall be irrevocable), if the Issuer satisfies the Bond

Trustee immediately before the giving of such notice that on the occasion of the next date for payment of interest, the Issuer is or will be required to pay additional amounts as provided in Condition 7. Covered Bonds redeemed pursuant to this Condition 6(b) will be redeemed at their Early Redemption Amount referred to in paragraph (d) below together (if appropriate, with interest accrued to (but excluding) the date of redemption).

*(c) Redemption at the option of the Issuer (**Issuer Call**)*

If Issuer Call is specified in the applicable Final Terms, the Issuer may, having (unless otherwise specified, in the applicable Final Terms) given not less than 30 nor more than 60 days' notice to the Bond Trustee, the Principal Paying Agent, (in the case of the redemption of Registered Covered Bonds) the Registrar and, in accordance with Condition 13, the Covered Bondholders (which notice shall be irrevocable) redeem all or some only (as specified in the applicable Final Terms) of the Covered Bonds then outstanding on any Optional Redemption Date(s) and at the Optional Redemption Amount(s) specified in, or determined in the manner specified in, the applicable Final Terms together, if applicable, with interest accrued to (but excluding) the relevant Optional Redemption Date(s). Upon expiry of such notice, the Issuer shall be bound to redeem the Covered Bonds accordingly. In the event of the redemption of some only of the Covered Bonds, such redemption must be for an amount being the Minimum Redemption Amount or a Higher Redemption Amount. In the case of a partial redemption of Covered Bonds, the Covered Bonds to be redeemed (the **Redeemed Covered Bonds**) will be selected individually by lot, in the case of Redeemed Covered Bonds represented by Definitive Covered Bonds, and in accordance with the rules of DTC, Euroclear and/or Clearstream, Luxembourg, in the case of Redeemed Covered Bonds represented by a Global Covered Bond, in each case, not more than 60 days prior to the date fixed for redemption (such date of selection being hereinafter called the **Selection Date**). In the case of Redeemed Covered Bonds represented by Definitive Covered Bonds, a list of the serial numbers of such Redeemed Covered Bonds will be published in accordance with Condition 13 not less than 30 days prior to the date fixed for redemption. The aggregate nominal amount of Redeemed Covered Bonds represented by Definitive Covered Bonds shall bear the same proportion to the aggregate nominal amount of all Redeemed Covered Bonds as the aggregate nominal amount of Definitive Covered Bonds outstanding bears to the aggregate nominal amount of the Covered Bonds outstanding, in each case on the Selection Date, provided that such first mentioned nominal amount shall, if necessary, be rounded downwards to the nearest integral multiple of the Specified Denomination, and the aggregate nominal amount of Redeemed Covered Bonds represented by a Global Covered Bond shall be equal to the balance of the Redeemed Covered Bonds. No exchange of the relevant Global Covered Bond will be permitted during the period from (and including) the Selection Date to (and including) the date fixed for redemption pursuant to this paragraph (c) and notice to that effect shall be given by the Issuer to the Covered Bondholders in accordance with Condition 13 at least 30 days prior to the Selection Date.

(d) Redemption at the option of the Covered Bondholders (Investor Put)

If an investor put is specified in the Final Terms (the **Investor Put**), then if and to the extent specified in the applicable Final Terms, upon the holder of this Covered Bond giving to the Issuer, in accordance with Condition 13, not less than 30 nor more than 60 days' notice (which notice shall be irrevocable), the Issuer will, upon the expiry of such notice provided that the Cash Manager has notified the Bond Trustee in writing that there will be sufficient funds available to pay any termination payment due to the relevant Covered Bond Swap Provider(s), redeem subject to, and in accordance with, the terms specified in the applicable Final Terms in whole (but not in part) such Covered Bond on the Optional Redemption Date and at the relevant Optional Redemption Amount as specified in, or determined in the manner specified in, the applicable Final Terms, together, if applicable, with interest accrued to (but excluding) the relevant Optional Redemption Date.

If this Covered Bond is in definitive form, to exercise the right to require redemption of this Covered Bond, the holder of this Covered Bond must deliver such Covered Bond, on any Business Day (as defined in Condition 3(b)) falling within the above-mentioned notice period at the specified office of any Paying Agent, accompanied by a duly signed and completed notice of exercise of the Investor Put in the form (for the time being current) obtainable from any specified office of any Paying Agent (a **Put Notice**) and in which the holder must specify a bank account (or, if payment is by cheque, an address) to which payment is to be made under this Condition 6(d).

It may be that before an Investor Put can be exercised, certain conditions and/or circumstances will need to be satisfied. Where relevant, the provisions will be set out in the applicable Final Terms.

(e) Early Redemption Amounts

For the purpose of paragraphs (b) above and (k) below and Condition 9, each Covered Bond will be redeemed at its Early Redemption Amount calculated as follows:

(i) in the case of a Covered Bond with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of a Covered Bond (other than a Zero Coupon Covered Bond but including an Instalment Covered Bond) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Covered Bond is denominated, at the amount specified in, or determined in the manner specified in, the applicable Final Terms or, if no such amount or manner is so specified in the applicable Final Terms, at its nominal amount; or

(iii) in the case of a Zero Coupon Covered Bond, at an amount (the **Amortised Face Amount**) equal to the sum of:

(a) the Reference Price; and

(b) the product of the Accrual Yield (compounded annually) being applied to the Reference Price from (and including) the Issue Date of the first Tranche of the Covered Bonds to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Covered Bond becomes due and repayable,

or such other amount as is provided in the applicable Final Terms.

Where such calculation is to be made for a period which is not a whole number of years, it shall be made (i) in the case of a Zero Coupon Covered Bond payable in a Specified Currency other than euro, on the basis of a 360-day year consisting of 12 months of 30 days each or (ii) in the case of a Zero Coupon Covered Bond payable in euro, on the basis of the actual number of days elapsed divided by 365 (or, if any of the days elapsed falls in a leap year, the sum of (x) the number of those days falling in a leap year divided by 366 and (y) the number of those days falling in a non leap year divided by 365) or (iii) on such other calculation basis as may be specified in the applicable Final Terms.

(f) Instalments

Instalment Covered Bonds will be redeemed in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to paragraph (e) above.

(g) Purchases

The Issuer or any of its subsidiaries (including the LLP) may at any time purchase or otherwise acquire Covered Bonds (provided that, in the case of Bearer Definitive Covered Bonds, all unmatured Receipts, Coupons and Talons appertaining thereto are attached thereto or surrendered therewith) at any price in the open market either by tender or private agreement or otherwise. If purchases are made by tender, tenders *must be available to all Covered Bondholders alike*. Such Covered Bonds may be held, reissued, resold or, at the option of the Issuer or the relevant subsidiary, surrendered to any Paying Agent and/or the Registrar for cancellation (except that any Covered Bonds purchased or otherwise acquired by the LLP must immediately be surrendered to any Paying Agent and/or the Registrar for cancellation).

(h) Cancellation

All Covered Bonds which are redeemed will forthwith be cancelled (together with, in the case of Bearer Definitive Covered Bonds, all unmatured Receipts, Coupons and Talons attached thereto or surrendered therewith at the time of redemption). All Covered Bonds so cancelled and any Covered Bonds purchased and surrendered for cancellation pursuant to paragraph (g) above and cancelled (together with, in the case of Bearer Definitive Covered Bonds, all unmatured Receipts, Coupons and Talons cancelled therewith) shall be forwarded to the Principal Paying Agent and cannot be held, reissued or resold.

(i) Late payment on Zero Coupon Covered Bonds

If the amount payable in respect of any Zero Coupon Covered Bond upon redemption of such Zero Coupon Covered Bond pursuant to paragraph (a), (b), (c) or (d) above or upon its becoming due and repayable as provided in Condition 9 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Covered Bond shall be the amount calculated as provided in paragraph (e)(iii)

above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Covered Bond becomes due and payable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of such Zero Coupon Covered Bond have been paid; and

(ii) the date on which the full amount of the moneys payable in respect of such Zero Coupon Covered Bonds has been received by the Principal Paying Agent or the Bond Trustee or the Registrar and notice to that effect has been given to the Covered Bondholders either in accordance with Condition 13 or individually.

(j) Legislative Exchange

Following the coming into force in the UK, at any time after the Programme Date, of (i) any legislation similar to covered bond legislation in force in any other European Union country or (ii) any rules, regulations or guidelines published by any governmental authority that provides for bonds issued by UK issuers to qualify for the same benefits available to covered bonds issued under covered bond legislation in force in any other European Union country, the Issuer may, at its option and without the consent of the Bond Trustee, the Security Trustee, the Covered Bondholders, the Receiptholders or the Couponholders, exchange all (but not some only) of the Covered Bonds of all Series then outstanding (the **Existing Covered Bonds**) for new Covered Bonds which qualify as covered bonds under such new legislation, rules, regulations or guidelines (the **New Covered Bonds**) in identical form, amounts and denominations as the Existing Covered Bonds and on the same economic terms and conditions as the Existing Covered Bonds (the **Legislative Exchange**) if not more than 60 nor less than 30 days' notice to the Covered Bondholders (in accordance with Condition 13) and the Bond Trustee is given and provided that:

(i) on the date on which such notice expires the Issuer delivers to the Bond Trustee a certificate signed by two Directors of the Issuer and a certificate signed by a Designated Member of the LLP confirming that, in the case of the Issuer, no Issuer Event of Default or Potential Issuer Event of Default and, in the case of the LLP, no LLP Event of Default or Potential LLP Event of Default, shall have occurred and be continuing;

(ii) each of the Rating Agencies then rating the Existing Covered Bonds has confirmed in writing that the New Covered Bonds will be assigned the same ratings as are then applicable to the Existing Covered Bonds; and

(iii) if the Existing Covered Bonds are listed, quoted and/or traded on or by a competent and/or relevant listing authority, stock exchange and/or quotation system on or before the date on which such notice expires the Issuer delivers to the Bond Trustee a certificate signed by two Directors of the Issuer confirming that all applicable rules of such competent and/or relevant listing authority, stock exchange and/or quotation system have been or will be complied with.

The Existing Covered Bonds will be cancelled concurrently with the issue of the New Covered Bonds and with effect on and from the date of issue thereof all references herein to Covered Bonds shall be deemed to be references to the New Covered Bonds.

(k) Redemption due to illegality

The Covered Bonds of all Series may be redeemed at the option of the Issuer in whole, but not in part, at any time, on giving not less than 30 nor more than 60 days' notice to the Bond Trustee, the Principal Paying Agent, the Registrar and, in accordance with Condition 13, all Covered Bondholders (which notice shall be irrevocable), if the Issuer satisfies the Bond Trustee immediately before the giving of such notice that it has, or will, before the next Interest Payment Date of any Covered Bond of any Series, become unlawful for the Issuer to make, fund or allow to remain outstanding any Term Advance made by it to the LLP under the Intercompany Loan Agreement, as a result of any change in, or amendment to, the applicable laws or regulations or any change in the application or official interpretation of such laws or regulations, which change or amendment has become or will become effective before the next such Interest Payment Date.

Prior to the publication of any notice of redemption pursuant to this Condition, the Issuer shall deliver to the Bond Trustee a certificate signed by two Directors of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred and the Bond Trustee shall be entitled to accept the certificate as sufficient evidence of the satisfaction of the conditions precedent set out above, in which event it shall be conclusive and binding on all Covered Bondholders, Receiptholders and Couponholders.

Covered Bonds redeemed pursuant to this Condition 6(k) will be redeemed at their Early Redemption Amount referred to in paragraph 6(e) above together (if appropriate) with interest accrued to (but excluding) the date of redemption.

7. Taxation

All payments of principal and interest (if any) in respect of the Covered Bonds, Receipts and Coupons by or on behalf of the Issuer or the LLP, as the case may be, will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the UK or any political sub-division thereof or by any authority therein or thereof having power to tax unless such withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In the event of a withholding or deduction being made by the Issuer in respect of a payment made by it, the Issuer will pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Covered Bonds, Receipts or Coupons after such withholding or deduction shall equal the respective amounts of principal and interest which would otherwise have been receivable in respect of the Covered Bonds, Receipts or Coupons, as the case may be, in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Covered Bond, Receipt or Coupon presented for payment:

(a) in the UK; or

(b) by or on behalf of a holder who (i) is able to avoid such withholding or deduction by satisfying any statutory requirements or by making a declaration of non-residence or other claim for exemption to the relevant taxing authority but fails to do so; or (ii) is liable for such taxes, duties, assessments or governmental charges in respect of such Covered Bonds, Receipts or Coupons (as the case may be) by reason of his having some connection with the UK other than merely by reason of the holding of such Covered Bonds, Receipts or Coupons; or

(c) more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to an additional amount on presenting the same for payment on the last day of such period of 30 days; or

(d) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(e) by or on behalf of a holder who would be able to avoid such withholding or deduction by presenting the relevant Covered Bond, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

As used herein:

Relevant Date means the date on which such payment in respect of the Covered Bond, Receipt or Coupon first becomes due and payable, except that, if the full amount of the moneys payable on such date has not been duly received by the Bond Trustee, the Registrar or the Principal Paying Agent on or prior to such date, it means the date on which such moneys have been so received, notice to that effect having been given to the Covered Bondholders in accordance with Condition 13.

Should any payments made by the LLP under the Covered Bond Guarantee be made subject to any withholding or deduction on account of taxes or duties of whatever nature imposed or levied by or on account of the UK or any political sub-division thereof or by any authority therein or thereof having power to tax, the LLP will not be obliged to pay any additional amounts as a consequence.

8. Prescription

The Covered Bonds (whether in bearer or registered form), Receipts and Coupons will become void unless presented for payment within 12 years (in the case of principal) and six years (in the case of interest) in each case from the Relevant Date (as defined in Condition 7) therefor, subject in each case to the provisions of Condition 5.

There shall not be included in any Coupon sheet issued on exchange of a Talon, any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 5 or any Talon which would be void pursuant to Condition 5.

9. Events of Default and Enforcement

(a) Issuer Events of Default

The Bond Trustee at its discretion may, and if so requested in writing by the holders of at least 25 per cent. of the aggregate Principal Amount Outstanding of the Covered Bonds (which for this purpose or the purpose of any Extraordinary Resolution referred to in this Condition 9(a) means the Covered Bonds of this Series together with the Covered Bonds of any other Series constituted by the Trust Deed) then outstanding as if they were a single Series (with the nominal amount of Covered Bonds not denominated in Sterling converted into Sterling at the relevant Covered Bond Swap Rate) or if so directed by an Extraordinary Resolution of all the Covered Bondholders shall, (but in the case of the happening of any of the events mentioned in sub-paragraphs (ii) to (vii) below, only if the Bond Trustee shall have certified in writing that such event is, in its opinion, materially prejudicial to the interests of the Covered Bondholders of any Series) (subject in each case to being indemnified and/or secured to its satisfaction), give notice (an **Issuer Acceleration Notice**) in writing to the Issuer that as against the Issuer (but not, for the avoidance of doubt, against the LLP under the Covered Bond Guarantee) that each Covered Bond of each Series is, and each such Covered Bond shall thereupon immediately become, due and repayable at its Early Redemption Amount together with accrued interest as provided in the Trust Deed if any of the following events (each an **Issuer Event of Default**) shall occur and be continuing:

(i) if default is made for a period of seven days or more in the payment of any principal due in respect of the Covered Bonds or any of them or 14 days or more in the payment of any interest due in respect of the Covered Bonds or any of them; or

(ii) if default is made by the Issuer in the performance or observance of any obligation, condition or provision binding on it under the Covered Bonds, Receipts or Coupons of any Series or the Trust Deed or any other Transaction Document to which the Issuer is party (other than any obligation for the payment of any principal or interest in respect of the Covered Bonds) and, except where such default is or the effects of such default are, in the opinion of the Bond Trustee, not capable of remedy when no such continuation and notice as is hereinafter mentioned will be required, such default continues for 30 days (or such longer period as the Bond Trustee may permit) after written notice thereof has been given by the Bond Trustee to the Issuer requiring the same to be remedied; or

(iii) if an order is made or an effective resolution passed for the winding up of the Issuer (except, in any such case, a winding up or dissolution for the purpose of a reconstruction or amalgamation in the terms of which have previously been approved by the Bond Trustee or by an Extraordinary Resolution or a voluntary solvent winding-up); or

(iv) if the Issuer stops or threatens to stop payment to its creditors generally or the Issuer ceases or threatens to cease to carry on its business or substantially the whole of its business (except for the purpose of or in connection with a reconstruction or amalgamation the terms of which have previously been approved in writing by the Bond Trustee or by an Extraordinary Resolution or a voluntary solvent winding-up); or

(v) if an encumbrancer takes possession or a receiver, administrator, administrative receiver or other similar officer is appointed of the whole or any material part of the undertaking, property and assets of the Issuer or if a distress, diligence or execution is levied or enforced upon or sued out against the whole or any material part of the chattels or property of the Issuer and, in the case of any of the foregoing events, is not discharged within 30 days (or such longer period as the Bond Trustee may permit); or

(vi) if any payment in respect of indebtedness for moneys borrowed (which indebtedness has an outstanding aggregate principal amount of at least the Specified Amount) by the Issuer is not made on its due date (or by the expiry of any applicable grace period as originally provided) or becomes due and payable prior to its stated maturity by reason of default or if any guarantee or indemnity of any payment in respect of indebtedness for moneys borrowed from any third party given by the Issuer is not honoured when due and called upon (except where the aggregate liability under any such guarantees or indemnities does not exceed the Specified Amount); or

(vii) the Issuer shall be unable to pay its debts as and when they fall due; or

(viii) a failure to satisfy the Asset Coverage Test (as set out in the LLP Deed) on any Calculation Date which has not been cured by the LLP by the next following Calculation Date.

As used in this Condition, **Specified Amount** means the greater of (a) £20,000,000 or its equivalent in any other currency or currencies and (b) such amount in Sterling as is equal to one per cent. of the aggregate of (1) the nominal amount of the share capital of the Issuer for the time being issued and paid up

or credited as paid up, (2) the amounts standing to the credit of the reserves (including any share premium account and profit and loss account) of the Issuer and its Subsidiaries and (3) any amounts attributable to minority interests in Subsidiaries, all as shown in the latest audited consolidated balance sheet of the Issuer and its subsidiaries prepared in accordance with generally accepted accounting principles in the UK less (4) any amounts, determined in accordance with generally accepted accounting principles in the UK, representing distribution of cash or tangible assets declared, recommended or made by the Issuer or any of its Subsidiaries (other than any distribution attributable to the Issuer or another Subsidiary) out of profits accrued prior to the date of, and not provided for in, the latest audited consolidated balance sheet of the Issuer and its Subsidiaries and less (5) any amounts shown in such latest audited consolidated balance sheet (y) attributable to intangible assets and (z) of any debit on profit and loss account.

A certificate of two Directors of the Issuer as to the Specified Amount shall, in the absence of manifest error, be conclusive and binding on all parties.

Upon the Covered Bonds becoming immediately due and repayable against the Issuer pursuant to this Condition 9(a), the Bond Trustee shall forthwith serve a notice to pay (the **Notice to Pay**) on the LLP pursuant to the Covered Bond Guarantee and the LLP shall be required to make payments of Guaranteed Amounts when the same shall become Due for Payment in accordance with the terms of the Covered Bond Guarantee.

Following the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice, the Bond Trustee may or shall take such proceedings against the Issuer in accordance with the first paragraph of Condition 9(c).

The Trust Deed provides that all moneys received by the Bond Trustee from the Issuer or any administrator, administrative receiver, receiver, liquidator or other similar official appointed in relation to the Issuer following the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice and a Notice to Pay (the **Excess Proceeds**), shall be paid by the Bond Trustee on behalf of the Covered Bondholders of the relevant Series to the LLP for its own account, as soon as practicable, and shall be held by the LLP in the GIC Account and the Excess Proceeds shall thereafter form part of the Security and shall be used by the LLP in the same manner as all other moneys from time to time standing to the credit of the GIC Account pursuant to the Deed of Charge and the LLP Deed. Any Excess Proceeds received by the Bond Trustee shall discharge pro tanto the obligations of the Issuer in respect of the payment of the amount of such Excess Proceeds under the Covered Bonds, Receipts and Coupons. However, the obligations of the LLP under the Covered Bond Guarantee are (following an Issuer Event of Default and service of an Issuer Acceleration Notice on the Issuer and Notice to Pay on the LLP) unconditional and irrevocable and the receipt by the Bond Trustee of any Excess Proceeds shall not reduce or discharge any of such obligations.

By subscribing for Covered Bond(s), each Covered Bondholder shall be deemed to have irrevocably directed the Bond Trustee to pay the Excess Proceeds to the LLP in the manner as described above.

(b) LLP Events of Default

The Bond Trustee at its discretion may, and if so requested in writing by the holders of at least 25 per cent. of the aggregate Principal Amount Outstanding of the Covered Bonds (which for this purpose and the purpose of any Extraordinary Resolution referred to in this Condition 9(b) means the Covered Bonds of this Series together with the Covered Bonds of any other Series constituted by the Trust Deed) then outstanding as if they were a single Series (with the nominal amount of Covered Bonds not denominated in Sterling converted into Sterling at the relevant Covered Bond Swap Rate) or if so directed by an Extraordinary Resolution of all the Covered Bondholders shall (subject in each case to being indemnified and/or secured to its satisfaction), but in the case of the happening of any of the events described in paragraphs (ii) to (vii) below, only if the Bond Trustee shall have certified in writing to the Issuer and the LLP that such event is, in its opinion, materially prejudicial to the interests of the Covered Bondholders of any Series, give notice (the **LLP Acceleration Notice**) in writing to the Issuer and to the LLP, that (x) each Covered Bond of each Series is, and each Covered Bond of each Series shall as against the Issuer (if not already due and repayable against it following an Issuer Event of Default), thereupon immediately become, due and repayable at its Early Redemption Amount together with accrued interest and (y) all amounts payable by the LLP under the Covered Bond Guarantee shall thereupon immediately become due and payable at the Guaranteed Amount corresponding to the Early Redemption Amount for each Covered Bond of each Series together with accrued interest, in each case as provided in the Trust Deed and thereafter the Security shall become enforceable if any of the following events (each an **LLP Event of Default**) shall occur and be continuing:

(i) default is made by the LLP for a period of seven days or more in the payment of any Guaranteed Amounts when Due for Payment in respect of the Covered Bonds of any Series except in the case of the payments of a Guaranteed Amount when Due for Payment under

Condition 6(a) where the LLP shall be required to make payments of Guaranteed Amounts which are Due for Payment on the dates specified therein; or

(ii) if default is made by the LLP in the performance or observance of any obligation, condition or provision binding on it (other than any obligation for the payment of Guaranteed Amounts in respect of the Covered Bonds of any Series) under the Trust Deed, the Deed of Charge or any other Transaction Document to which the LLP is a party and, except where such default is or the effects of such default are, in the opinion of the Bond Trustee, not capable of remedy when no such continuation and notice as is hereinafter mentioned will be required, such default continues for 30 days (or such longer period as the Bond Trustee may permit) after written notice thereof has been given by the Bond Trustee to the LLP requiring the same to be remedied; or

(iii) an order is made or an effective resolution passed for the liquidation or winding up of the LLP; or

(iv) if the LLP ceases or threatens to cease to carry on its business or substantially the whole of its business; or

(v) the LLP shall stop payment or shall be unable, or shall admit inability, to pay its debts generally as they fall due or shall be adjudicated or found bankrupt or insolvent; or

(vi) proceedings are initiated against the LLP under any applicable liquidation, winding up, insolvency, bankruptcy, composition, reorganisation or other similar laws (including, but not limited to, presentation of a petition or the filing of documents with a court or any registrar for its winding-up, administration or dissolution or the giving notice of the intention to appoint an administrator (whether out of court or otherwise)); or a receiver, administrator, trustee or other similar official shall be appointed (whether out of court of otherwise) in relation to the LLP or in relation to the whole or any part of its assets, or a distress, diligence or execution or other process shall be levied or enforced upon or sued out against the whole or any part of its assets, or if the LLP shall initiate or consent to judicial proceedings relating to itself under any applicable liquidation, winding up, insolvency, bankruptcy, composition, reorganisation or other similar laws or shall make a conveyance, assignment or assignation for the benefit of, or shall enter into any composition with, its creditors generally; or

(vii) a failure to satisfy the Amortisation Test (as set out in the LLP Deed) on any Calculation Date following an Issuer Event of Default.

Following the occurrence of an LLP Event of Default and service of an LLP Acceleration Notice, each of the Bond Trustee and the Security Trustee may or shall take such proceedings or steps in accordance with the first and second paragraphs, respectively, of Condition 9(c) and the Covered Bondholders shall have a claim against the LLP, under the Covered Bond Guarantee, for an amount equal to the Early Redemption Amount together with accrued interest and any other amount due under the Covered Bonds (other than additional amounts payable under Condition 7) as provided in the Trust Deed in respect of each Covered Bond.

(c) Enforcement

The Bond Trustee may at any time after service of an Issuer Acceleration Notice (in the case of the Issuer) or an LLP Acceleration Notice (in the case of the LLP), at its discretion and without further notice, take such proceedings against the Issuer and/or the LLP, as the case may be, and/or any other person as it may think fit to enforce the provisions of the Trust Deed, the Covered Bonds, the Receipts and the Coupons, but it shall not be bound to take any such enforcement proceedings in relation to the Trust Deed, the Covered Bonds, the Receipts or the Coupons or any other Transaction Document unless (i) it shall have been so directed by an Extraordinary Resolution of all the Covered Bondholders of all Series (with the Covered Bonds of all Series taken together as a single Series as aforesaid) or so requested in writing by the holders of not less than 25 per cent. of the aggregate Principal Amount Outstanding of the Covered Bonds of all Series then outstanding (taken together and converted into Sterling at the relevant Covered Bond Swap Rate as aforesaid) and (ii) it shall have been indemnified and/or secured to its satisfaction.

In exercising any of its powers, trusts, authorities and discretions the Bond Trustee shall only have regard to the interests of the Covered Bondholders of all Series and shall not have regard to the interests of any other Secured Creditors.

The Security Trustee may at any time, at its discretion and without further notice, take such proceedings against the LLP and/or any other person as it may think fit to enforce the provisions of the Deed of Charge and may, at any time after the Security has become enforceable, take such steps as it may think fit to enforce the Security, but it shall not be bound to take any such steps unless (i) it shall have been so

directed by an Extraordinary Resolution of all the Covered Bondholders of all Series (with the Covered Bonds of all Series taken together as a single Series as aforesaid) or a request in writing by the holders of not less than 25 per cent. of the aggregate Principal Amount Outstanding of the Covered Bonds of all Series then outstanding (taken together converted into Sterling at the relevant Covered Bond Swap Rate as aforesaid); and (ii) it shall have been indemnified and/or secured to its satisfaction. In exercising any of its powers, trusts, authorities and discretions under this paragraph the Security Trustee shall only have regard to the interests of the Covered Bondholders of all Series and shall not have regard to the interests of any other Secured Creditors.

No Covered Bondholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer or the LLP or to take any action with respect to the Trust Deed, the Covered Bonds, the Receipts, the Coupons, or the Security unless the Bond Trustee or the Security Trustee, as applicable, having become bound so to proceed, fails so to do within a reasonable time and such failure shall be continuing.

10. Replacement of Covered Bonds, Receipts, Coupons and Talons

Should any Covered Bond, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Principal Paying Agent in London (in the case of Bearer Covered Bonds, Receipts or Coupons) or the Registrar (in the case of Registered Covered Bonds), or any other place approved by the Bond Trustee of which notice shall have been published in accordance with Condition 13 upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Covered Bonds, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

11. Principal Paying Agent, Paying Agents, Registrar, Transfer Agent and Exchange Agent

The names of the initial Principal Paying Agent, the other initial Paying Agents, the initial Registrar, the initial Transfer Agent, the initial Exchange Agent and their initial specified offices are set out below.

In the event of the appointed office of any such bank being unable or unwilling to continue to act as the Principal Paying Agent, or failing duly to determine the Rate of Interest, if applicable, or to calculate the Interest Amounts for any Interest Period, the Issuer shall appoint the London office of such other bank as may be approved by the Bond Trustee to act as such in its place. The Principal Paying Agent may not resign its duties or be removed from office without a successor having been appointed as aforesaid.

The Issuer is entitled, with the prior written approval of the Bond Trustee, to vary or terminate the appointment of any Paying Agent or the Registrar and/or appoint additional or other Paying Agents or the Registrar and/or approve any change in the specified office through which any Paying Agent or the Registrar acts, provided that:

(a) there will at all times be a Principal Paying Agent and a Registrar;

(b) the Issuer will, so long as any of the Covered Bonds is outstanding, maintain a Paying Agent (which may be the Principal Paying Agent) having a specified office in a city approved by the Bond Trustee in continental Europe;

(c) so long as any of the Covered Bonds are listed on any stock exchange or admitted to listing by any other relevant authority, there will at all times be a Paying Agent (in the case of Bearer Covered Bonds) and a Transfer Agent (in the case of Registered Covered Bonds) with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange or as the case may be, other relevant authority;

(d) so long as any of the Registered Global Bonds payable in a Specified Currency other than U.S. dollars are held through DTC or its nominee, there will at all times be an Exchange Agent with a specified office in New York City; and

(e) the Issuer will ensure that it maintains a Paying Agent in a Member State of the European Union that is not obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to such Directive,

in each case unless otherwise agreed by the Bond Trustee because it is unduly onerous to the Issuer or not consistent with market practice.

In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in Condition 5(e). Notice of any such variation, termination, appointment or

change will be given by the Issuer to the Covered Bondholders as soon as reasonably practicable in accordance with Condition 13.

In acting under the Agency Agreement, the Agents act solely as agents of the Issuer and the LLP and, in certain circumstances specified therein, of the Bond Trustee and do not assume any obligation to, or relationship of agency or trust with, any Covered Bondholders, Receiptholders or Couponholders. The Agency Agreement contains provisions permitting any entity into which any Agent is merged or converted or with which it is consolidated or to which it transfers all or substantially all of its assets to become the successor agent.

12. Exchange of Talons

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Principal Paying Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Bearer Covered Bond to which it appertains) a further Talon, subject to the provisions of Condition 8.

13. Notices

All notices regarding the Bearer Covered Bonds will be valid if published in the Financial Times or any other daily newspaper in London approved by the Bond Trustee or, if this is not possible, in one other English language daily newspaper approved by the Bond Trustee with general circulation in Europe. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any stock exchange or any other relevant authority on which the Bearer Covered Bonds are for the time being listed. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of the first publication in all required newspapers or where published in such newspapers on different dates, the last date of such first publication.

All notices regarding the Registered Covered Bonds will be deemed to be validly given if sent by first class mail or (if posted to an address overseas) by airmail to the holders (or the first named of joint holders) at their respective addresses recorded in the Register and will be deemed to have been given on the fourth day after mailing and, in addition, for so long as any Registered Covered Bonds are listed, quoted or traded on a stock exchange or are admitted to listing by another relevant authority and the rules of that stock exchange or relevant authority so require, such notice will be published in a daily newspaper of general circulation in the place or places required by those rules.

So long as the Covered Bonds are represented in their entirety by any Global Covered Bonds held on behalf of DTC and/or Euroclear and/or Clearstream, Luxembourg, there may be substituted for such publication in such newspaper(s) the delivery of the relevant notice to DTC and/or Euroclear and/or Clearstream, Luxembourg for communication by them to the holders of the Covered Bonds and, in addition, for so long as any Covered Bonds are listed on a stock exchange or admitted to listing by any other relevant authority and the rules of the stock exchange, or as the case may be, other relevant authority so require, such notice will be published in a daily newspaper of general circulation in the place or places required by that stock exchange or, as the case may be, or any other relevant authority. Any such notice shall be deemed to have been given to the holders of the Covered Bonds on the seventh day after the day on which the said notice was given to DTC and/or Euroclear and/or Clearstream, Luxembourg.

14. Meetings of Covered Bondholders, Modification, Waiver and Substitution

The Trust Deed contains provisions for convening meetings of the Covered Bondholders to consider any matter affecting their interests, including the modification by Extraordinary Resolution of these Conditions or the provisions of the Trust Deed. The quorum at any such meeting in respect of any Covered Bonds of any Series for passing an Extraordinary Resolution is one or more persons holding or representing not less than a clear majority of the aggregate Principal Amount Outstanding of the Covered Bonds of such Series for the time being outstanding, or at any adjourned meeting one or more persons being or representing Covered Bondholders whatever the nominal amount of the Covered Bonds of such Series so held or represented, except that at any meeting the business of which includes the modification of any Series Reserved Matter, the quorum shall be one or more persons holding or representing not less than two-thirds of the aggregate Principal Amount Outstanding of the Covered Bonds of such Series for the time being outstanding, or at any adjourned such meeting one or more persons holding or representing not less than one-third of the aggregate Principal Amount Outstanding of the Covered Bonds of such Series for the time

being outstanding. An Extraordinary Resolution passed at any meeting of the Covered Bondholders of a Series shall, subject as provided below, be binding on all the Covered Bondholders of such Series, whether or not they are present at the meeting, and on all Receiptholders and Couponholders in respect of such Series of Covered Bonds. Pursuant to the Trust Deed, the Bond Trustee may convene a single meeting of the holders of Covered Bonds of more than one Series if in the opinion of the Bond Trustee there is no conflict between the holders of such Covered Bonds, in which event the provisions of this paragraph shall apply thereto *mutatis mutandis*.

Notwithstanding the provisions of the immediately preceding paragraph, any Extraordinary Resolution to direct the Bond Trustee to accelerate the Covered Bonds pursuant to Condition 9 or to direct the Bond Trustee or the Security Trustee to take any enforcement action (each a **Programme Resolution**) shall only be capable of being passed at a single meeting of the holders of the Covered Bonds of all Series then outstanding. Any such meeting to consider a Programme Resolution may be convened by the Issuer, the LLP or the Bond Trustee or by Covered Bondholders of any Series. The quorum at any such meeting for passing a Programme Resolution is one or more persons holding or representing at least a clear majority of the aggregate Principal Amount Outstanding of the Covered Bonds of all Series for the time being outstanding, or at any adjourned such meeting one or more persons holding or representing Covered Bonds whatever the nominal amount of the Covered Bonds of any Series so held or represented. A Programme Resolution passed at any meeting of the Covered Bondholders of all Series shall be binding on all Covered Bondholders of all Series, whether or not they are present at the meeting, and on all related Receiptholders and Couponholders in respect of such Series of Covered Bonds.

In connection with any meeting of the holders of Covered Bonds of more than one Series where such Covered Bonds are not denominated in Sterling, the nominal amount of the Covered Bonds of any Series not denominated in Sterling shall be converted into Sterling at the relevant Covered Bond Swap Rate.

The Bond Trustee, the Security Trustee, the LLP and the Issuer may also agree, without the consent of the Covered Bondholders, Receiptholders or Couponholders of any Series and without the consent of the other Secured Creditors (and for this purpose the Bond Trustee and the Security Trustee may disregard whether any such modification relates to a Series Reserved Matter), to:

(a) any modification of the Covered Bonds of one or more Series, the related Receipts and/or Coupons or any Transaction Document provided that (i) in the opinion of the Bond Trustee such modification is not materially prejudicial to the interests of any of the Covered Bondholders of any Series, (ii) in the opinion of the Security Trustee such modification is not materially prejudicial to the interests of any of the Secured Creditors (other than the Seller) (in which respect the Security Trustee may (without further enquiry) rely upon the consent in writing of any such Secured Creditor (other than Covered Bondholders) as to the absence of material prejudice to the interests of such Secured Creditor) or if it is not of that opinion in relation to any such Secured Creditor or any such Secured Creditor (other than Covered Bondholders) acting reasonably has informed the Security Trustee in writing that such modification will be materially prejudicial to its interests, such Secured Creditor has given its written consent to such modification and (iii) the Security Trustee has not been informed in writing by any such Secured Creditor (other than Covered Bondholders) acting reasonably that such Secured Creditor will be materially prejudiced thereby (other than a Secured Creditor who has given its written consent as aforesaid); or

(b) any modification of the Covered Bonds of any one or more Series, the related Receipts and/or Coupons or any Transaction Document which is of a formal, minor or technical nature or is in the opinion of the Bond Trustee and Security Trustee made to correct a manifest error or an error established as such to the satisfaction of the Bond Trustee and the Security Trustee or to comply with mandatory provisions of law.

The Bond Trustee may also agree, without the consent of the Covered Bondholders of any Series, the related Receiptholders and/or Couponholders, to the waiver or authorisation of any breach or proposed breach of any of the provisions of the Covered Bonds of any Series, or determine, without any such consent as aforesaid, that any Issuer Event of Default or LLP Event of Default or Potential Issuer Event of Default or Potential LLP Event of Default shall not be treated as such, provided that, in any such case, it is not, in the opinion of the Bond Trustee, materially prejudicial to the interests of any of the Covered Bondholders of any Series. The Security Trustee may also agree, without the consent of the Covered Bondholders of any Series, the related Receiptholders and/or Couponholders or any other Secured Creditor, to the waiver or authorisation of any breach or proposed breach of any of the provisions of the Transaction Documents, *provided that*, in any such case, (i) it is not, in the opinion of the Security Trustee, materially prejudicial to the interests of any of the Secured Creditors other than the Seller (in which respect the Security Trustee may (without further enquiry) rely upon the consent in writing of any such Secured Creditor (other than the Covered Bondholders) as to the absence of material prejudice to the interests of such Secured Creditor) or if

it is not of that opinion in relation to any such Secured Creditor or any such Secured Creditor (other than Covered Bondholders) acting reasonably has informed the Security Trustee in writing that such waiver, authorisation or determination will be materially prejudicial to its interests, such Secured Creditor has given its written consent to such waiver, authorisation or determination and (ii) the Security Trustee has not been informed in writing by any such Secured Creditor (other than Covered Bondholders) acting reasonably that such Secured Creditor will be materially prejudiced thereby (other than a Secured Creditor who has given its written consent as aforesaid).

Any such modification, waiver, authorisation or determination shall be binding on all Covered Bondholders of all Series of Covered Bonds for the time being outstanding, the related Receiptholders and the Couponholders and the other Secured Creditors, and unless the Security Trustee and the Bond Trustee otherwise agree, any such modification shall be notified by the Issuer to the Covered Bondholders of all Series of Covered Bonds for the time being outstanding and the other Secured Creditors in accordance with the relevant terms and conditions as soon as practicable thereafter.

In connection with the exercise by it of any of its trusts, powers, authorities and discretions (including, without limitation, any modification, waiver, authorisation or determination), the Bond Trustee and the Security Trustee shall have regard to the general interests of the Covered Bondholders of each Series as a class (but shall not have regard to any interests arising from circumstances particular to individual Covered Bondholders, Receiptholders or Couponholders whatever their number) and, in particular but without limitation, shall not have regard to the consequences of any such exercise for individual Covered Bondholders, the related Receiptholders, Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub-division thereof and the Bond Trustee and the Security Trustee shall not be entitled to require, nor shall any Covered Bondholder, Receiptholder or Couponholder be entitled to claim, from the Issuer, the LLP, the Bond Trustee, the Security Trustee or any other person any indemnification or payment in respect of any tax consequences of any such exercise upon individual Covered Bondholders, Receiptholders and/or Couponholders, except to the extent already provided for in Condition 7 and/or in any undertaking or covenant given in addition to, or in substitution for, Condition 7 pursuant to the Trust Deed.

The Issuer may, without the consent of the holders of the Covered Bonds of any Series or any Receipts or Coupons relating thereto, or any other Secured Creditor consolidate with, merge or amalgamate into or transfer its assets substantially as an entirety to, any corporation organised under the laws of the UK, or any political subdivision thereof, provided that (i) a certificate of two Directors of the Issuer and a certificate of a Designated Member of the LLP is delivered to the Bond Trustee and the Security Trustee to the effect that immediately after giving effect to such transaction no Issuer Event of Default and no LLP Event of Default, respectively, and no Potential Issuer Event of Default and no Potential LLP Event of Default, respectively, will have happened and be continuing and (ii) unless the Issuer is the surviving entity, the Issuer shall procure that the surviving or transferee company assumes its obligations as Issuer under the Trust Deed, each other relevant Transaction Document and all of the outstanding Covered Bonds of all Series, in place of the Issuer and (iii) in the case of an assumption of the obligations of the Issuer by a successor or transferee company, the guarantee of the LLP is fully effective on the same basis in relation to the obligations of such successor or transferee company and (iv) certain other conditions set out in the Trust Deed are met. Upon the assumption of the obligations of the Issuer by such surviving or transferee company, the predecessor Issuer shall (subject to the provisions of the Trust Deed) have no further liabilities under or in respect of the Trust Deed or the outstanding Covered Bonds of each Series then outstanding or any Coupons or Receipts appertaining thereto and the other Transaction Documents. Any such assumption shall be subject to the relevant provisions of the Trust Deed. The Trust Deed provides that any such assumption shall be notified to the holders of all Series of Covered Bonds in accordance with the relevant terms and conditions of such Covered Bonds and the other Secured Creditors.

For the purposes hereof:

Potential Issuer Event of Default means any condition, event or act which, with the lapse of time and/or the issue, making or giving of any notice, certification, declaration, demand, determination and/or request and/or the taking of any similar action and/or the fulfilment of any similar condition, would constitute an Issuer Event of Default; and

Potential LLP Event of Default means any condition, event or act which, with the lapse of time and/or the issue, making or giving of any notice, certification, declaration, demand, determination and/or request and/or the taking of any similar action and/or the fulfilment of any similar condition, would constitute an LLP Event of Default.

15. Indemnification of the Bond Trustee and/or Security Trustee and Bond Trustee and/or Security Trustee Contracting with the Issuer and/or the LLP

If, in connection with the exercise of its powers, trusts, authorities or discretions (i) the Bond Trustee or the Security Trustee is of the opinion that the interests of the holders of the Covered Bonds of any one or more Series would be materially prejudiced thereby, the Bond Trustee or the Security Trustee shall not exercise such power, trust, authority or discretion without the approval of such Covered Bondholders by Extraordinary Resolution or by a written resolution of such Covered Bondholders of at least a clear majority of the Principal Amount Outstanding of Covered Bonds of the relevant Series then outstanding or (ii) the Security Trustee is of the opinion (other than in relation to any enforcement action, when it shall only have regard to the interests of the Covered Bondholders) that the interests of a Secured Creditor (other than the Seller) would be materially prejudiced thereby, or any such Secured Creditor (other than the Covered Bondholders) (acting reasonably) informs the Security Trustee in writing that it would be materially prejudiced thereby, the Security Trustee shall only exercise the same with the written consent of such Secured Creditor(s) and provided that the Security Trustee is satisfied that such exercise will not be materially prejudicial to the interests of the Covered Bondholders. In the exercise of its powers, trusts, authorities and discretions (other than as aforesaid), the Security Trustee may not act on behalf of the Seller.

The Trust Deed and the Deed of Charge contain provisions for the indemnification of the Bond Trustee and the Security Trustee and for their relief from responsibility, including provisions relieving them from taking any action unless indemnified and/or secured to their satisfaction.

The Trust Deed and the Deed of Charge also contain provisions pursuant to which each of the Bond Trustee and Security Trustee, respectively, is entitled, *inter alia*, (i) to enter into business transactions with the Issuer, the LLP and/or any of their respective Subsidiaries and affiliates and to act as trustee for the holders of any other securities issued or guaranteed by, or relating to, the Issuer, the LLP and/or any of their respective Subsidiaries and affiliates, (ii) to exercise and enforce its rights, comply with its obligations and perform its duties under or in relation to any such transactions or, as the case may be, any such trusteeship without regard to the interests of, or consequences for, the Covered Bondholders, Receiptholders or Couponholders or the other Secured Creditors and (iii) to retain and not be liable to account for any profit made or any other amount or benefit received thereby or in connection therewith.

Neither the Bond Trustee nor the Security Trustee will be responsible for any loss, expense or liability, which may be suffered as a result of any Mortgage Loans or Related Security, or any deeds or documents of title thereto, being uninsured or inadequately insured or being held by clearing organisations or their operators or by intermediaries such as banks, brokers or other similar persons on behalf of the Bond Trustee and/or the Security Trustee. Neither the Bond Trustee nor the Security Trustee will be responsible for (i) supervising the performance by the Issuer or any other party to the Transaction Documents of their respective obligations under the Transaction Documents and the Bond Trustee and the Security Trustee will be entitled to assume, until they each have written notice to the contrary, that all such persons are properly performing their duties; (ii) considering the basis on which approvals or consents are granted by the Issuer or any other party to the Transaction Documents under the Transaction Documents; (iii) monitoring the Portfolio, including, without limitation, whether the Portfolio is in compliance with the Asset Coverage Test or the Amortisation Test; or (iv) monitoring whether Mortgage Loans and Related Security satisfy the Eligibility Criteria. Neither the Bond Trustee nor the Security Trustee will be liable to any Covered Bondholder or other Secured Creditor for any failure to make or to cause to be made on their behalf the searches, investigations and enquiries which would normally be made by a prudent chargee in relation to the Security and have no responsibility in relation to the legality, validity, sufficiency and enforceability of the Security and the Transaction Documents.

16. Further Issues

The Issuer shall be at liberty from time to time without the consent of the Covered Bondholders, the Receiptholders or the Couponholders to create and issue further bonds having terms and conditions the same as the Covered Bonds of any Series or the same in all respects save for the amount and date of the first payment of interest thereon, issue date and/or purchase price and so that the same shall be consolidated and form a single Series with the outstanding Covered Bonds of such Series.

17. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of this Covered Bond under the Contracts (Rights of Third Parties) Act 1999, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

18. Governing Law

The Trust Deed, the Agency Agreement, the Covered Bonds, the Receipts, the Coupons and the other Transaction Documents (other than each Scottish Declaration of Trust, certain documents to be granted pursuant to the Deed of Charge and the Corporate Services Agreements) are governed by, and shall be construed in accordance with, English law unless specifically stated to the contrary. Each Scottish Declaration of Trust is governed by, and shall be construed in accordance with, Scots law. Certain documents to be granted pursuant to the Deed of Charge will be governed by, and construed in accordance with, Scots law. The Corporate Services Agreements are governed by, and shall be construed in accordance with, Jersey law.

Use of Proceeds

The gross proceeds from each issue of Covered Bonds will be used by the Issuer to make available Term Advances to the LLP pursuant to the terms of the Intercompany Loan Agreement, which in turn shall be used by the LLP (after swapping the proceeds of the Term Advances into Sterling, if necessary) either:

(i) to acquire Mortgage Loans and their Related Security or to invest the same in Substitution Assets up to the prescribed limit; and/or

(ii) if an existing Series, or part of an existing Series, of Covered Bonds is being refinanced by such issue of Covered Bonds, to repay the Term Advance(s) corresponding to the Covered Bonds being so refinanced; and/or

(iii) subject to complying with the Asset Coverage Test, to make a Capital Distribution to a Member; and/or

(iv) to deposit all or part of the proceeds into the GIC Account.

Summary of the Principal Documents

Trust Deed

The Trust Deed, made between the Issuer, the LLP, the Bond Trustee and the Security Trustee on the Programme Date as amended and/or restated and/or supplemented from time to time is the principal agreement governing the Covered Bonds. The Trust Deed contains provisions relating to, *inter alia*:

- the constitution of the Covered Bonds and the terms and conditions of the Covered Bonds (as more fully set out under Terms and Conditions of the Covered Bonds above);
- the covenants of the Issuer and the LLP;
- the terms of the Covered Bond Guarantee (as described below);
- the enforcement procedures relating to the Covered Bonds and the Covered Bond Guarantee; and
- the appointment, powers and responsibilities of the Bond Trustee and the circumstances in which the Bond Trustee may resign or retire or be removed.

Covered Bond Guarantee

Under the terms of the Covered Bond Guarantee, if the Issuer defaults in the payment on the due date of any moneys due and payable under or pursuant to the Trust Deed or the Covered Bonds or any Receipts or Coupons, if any other Issuer Event of Default occurs (other than by reason of non-payment) or if an LLP Event of Default occurs, the LLP has agreed (subject as described below) to pay or procure to be paid (following service of an Issuer Acceleration Notice and Notice to Pay or, if applicable, an LLP Acceleration Notice) unconditionally and irrevocably to or to the order of the Bond Trustee (for the benefit of the Covered Bondholders), an amount equal to that portion of the Guaranteed Amounts which shall become Due for Payment but would otherwise be unpaid, as of any Original Due for Payment Date or, if applicable, Extended Due for Payment Date, by the Issuer. Under the Covered Bond Guarantee the Guaranteed Amounts will become due and payable on any earlier date on which an LLP Acceleration Notice is served.

Following the occurrence of an Issuer Event of Default and after the Covered Bonds have been declared due and payable by the Bond Trustee as against the Issuer, following service of an Issuer Acceleration Notice, the Bond Trustee will serve a Notice to Pay on the LLP. Payment by the LLP of the Guaranteed Amounts pursuant to the Covered Bond Guarantee will be made on the later of (a) the day which is two Business Days following service of a Notice to Pay on the LLP or (b) the day on which the Guaranteed Amounts are otherwise Due for Payment.

All payments of Guaranteed Amounts by or on behalf of the LLP will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or other governmental charges of whatever nature, unless the withholding or deduction of such taxes, assessments or other governmental charges are required by law or regulation or administrative practice of the UK or any political subdivision thereof or any authority therein or thereof having the power to tax. If any such withholding or deduction is required, the LLP will pay the Guaranteed Amounts net of such withholding or deduction and shall account to the appropriate tax authority for the amount required to be withheld or deducted. The LLP will not be obliged to pay any amount to the Bond Trustee or any holder of Covered Bonds in respect of the amount of such withholding or deduction.

Under the terms of the Covered Bond Guarantee, the LLP agrees that its obligations under the Covered Bond Guarantee shall be as principal debtor and not merely as surety and shall be absolute and unconditional, irrespective of, and unaffected by, any invalidity, irregularity or unenforceability of, or defect in, any provisions of the Trust Deed or the Covered Bonds or Receipts or Coupons or the absence of any action to enforce the same or the waiver, modification or consent by the Bond Trustee or any of the Covered Bondholders, Receiptholders or Couponholders in respect of any provisions of the same or the obtaining of any judgment or decree against the Issuer or any action to enforce the same or any other circumstances which might otherwise constitute a legal or equitable discharge or defence of a guarantor.

Subject to the grace period specified in Condition 9(b) of the Conditions, failure by the LLP to pay the Guaranteed Amounts when Due for Payment will result in an LLP Event of Default.

The Trust Deed provides that the Excess Proceeds shall be paid by the Bond Trustee on behalf of the Covered Bondholders of the relevant Series to the LLP for its own account, as soon as practicable, and shall be held by the LLP in the GIC Account and the Excess Proceeds shall thereafter form part of the Security and shall be used by the LLP in the same manner as all other moneys from time to time standing to the credit of the GIC Account. Any Excess Proceeds received by the Bond Trustee shall discharge pro tanto the obligations of the Issuer in respect of the Covered Bonds, Receipts and Coupons. However, the obligations of the LLP under the Covered Bond Guarantee are (following service of an Issuer Acceleration Notice and Notice to Pay or, if earlier, service of an LLP Acceleration Notice) unconditional and irrevocable and the receipt by the Bond Trustee of any Excess Proceeds shall not reduce or discharge any of such obligations.

By subscribing for Covered Bond(s), each Covered Bondholder shall be deemed to have irrevocably directed the Bond Trustee to pay the Excess Proceeds to the LLP in the manner as described above.

The Trust Deed is governed by English law.

Intercompany Loan Agreement

On each Issue Date, the Issuer will use the proceeds of the Covered Bonds issued under the Programme to lend on that date an amount equal to the gross proceeds of the issue of the related Covered Bonds to the LLP by way of a Term Advance pursuant to the Intercompany Loan Agreement. Each Term Advance will be made in the Specified Currency of the relevant Series or Tranche, as applicable, of the Covered Bonds, as set out in the applicable Final Terms, and will be swapped into Sterling pursuant to the relevant Covered Bond Swap Agreement. The Sterling Equivalent of each Term Advance will be used by the LLP (i) as consideration in part for the acquisition of Mortgage Loans and their Related Security from the Seller pursuant to the terms of the Mortgage Sale Agreement, as described under – *Mortgage Sale Agreement – Sale by the Seller of Mortgage Loans and their Related Security* and/or (ii) to invest in Substitution Assets in an amount not exceeding the prescribed limit and/or (iii) (subject to satisfying the Asset Coverage Test), to make a Capital Distribution to a Member, and or (iv) if an existing Series, or part of an existing Series, of Covered Bonds is being refinanced by such issue of Covered Bonds, to repay the Term Advance(s) corresponding to the Covered Bonds being so refinanced and/or (v) to make a deposit in the GIC Account. Each Term Advance will bear interest at a rate of interest equal to the rate of interest payable on the corresponding Series or Tranche, as applicable, of Covered Bonds.

The Issuer will not be relying on repayment of any Term Advance in order to meet its repayment obligations under the Covered Bonds. The LLP will pay amounts due in respect of Term Advances(s) in accordance with the relevant Priorities of Payments. Prior to the service of a Notice to Pay on the LLP, amounts due in respect of each Term Advance will be paid by the LLP to, or as directed by, the Issuer on each Interest Payment Date, subject to paying all higher ranking amounts in the Pre-Acceleration Revenue Priority of Payments or, as applicable, the Pre-Acceleration Principal Priority of Payments. The Issuer may use the proceeds of the Term Advances to pay amounts due on the Covered Bonds; however any failure by the LLP to pay any amounts due on the Term Advances will not affect the liability of the Issuer to pay the relevant amount due on the Covered Bonds.

The amounts owed by the LLP to the Issuer under the Term Advances will be reduced by (i) any amounts paid by the LLP under the terms of the Covered Bond Guarantee to repay the Covered Bonds (the proceeds of which were originally applied to make such Term Advances) and (ii) the Principal Amount Outstanding of any Covered Bonds (the proceeds of which were originally applied to make such Term Advances) purchased by the LLP in accordance with Condition 6(g).

The Intercompany Loan Agreement is governed by English law.

Mortgage Sale Agreement

The Seller

Mortgage Loans and their Related Security will be sold to the LLP from time to time pursuant to the terms of the Mortgage Sale Agreement entered into on the Programme Date as amended and/or restated and/or supplemented from time to time between Northern Rock (in its capacity as Seller), the LLP and the Security Trustee.

Sale by the Seller of Mortgage Loans and Related Security

The Portfolio will consist of Mortgage Loans and their Related Security sold from time to time by the Seller to the LLP in accordance with the terms of the Mortgage Sale Agreement. The types of Mortgage

Loans forming part of the Portfolio will vary over time provided that, at the time the relevant Mortgage Loans are sold to the LLP, the Eligibility Criteria (as described below) in respect of such Mortgage Loans are met on the relevant Transfer Date. Accordingly, the Portfolio may, at any time, include Mortgage Loans with characteristics that were not being offered to Borrowers on previous Transfer Dates.

Prior to the occurrence of an Issuer Event of Default, the LLP will acquire Mortgage Loans and their Related Security from the Seller in the three circumstances described below.

(a) First, in relation to the issue of Covered Bonds from time to time in accordance with the Programme, the Issuer will make Term Advances to the LLP, the proceeds of which may be applied in whole or in part by the LLP to acquire Mortgage Loans and their Related Security from the Seller. In exchange for the sale of the Mortgage Loans and their Related Security to the LLP, the Seller will receive an amount equal to the Current Balance of those Mortgage Loans sold by it as at the Transfer Date, which will be satisfied by a combination of:

   (i) a cash payment to be made by the LLP from the proceeds of the relevant Term Advance and/or from Available Principal Receipts; and/or

   (ii) the Seller being treated as having made a Capital Contribution in an amount equal to the difference between the Current Balance of the Mortgage Loans sold by the Seller as at the relevant Transfer Date and the cash payment (if any) made by the LLP; and

   (iii) Deferred Consideration.

(b) Second, the LLP will use the Available Principal Receipts to acquire New Mortgage Loans and their Related Security from the Seller and/or Substitution Assets (in respect of any Substitution Assets up to the prescribed limit) on each LLP Payment Date.

(c) Third, the LLP and the Seller are required to ensure that the Portfolio is maintained at all times in compliance with the Asset Coverage Test (as determined by the Cash Manager on each Calculation Date). If on any Calculation Date there is a breach of the Asset Coverage Test the Seller will use all reasonable efforts to offer to sell sufficient New Mortgage Loans and their Related Security to the LLP on or before the next Calculation Date in consideration of the Seller being treated as having made a Capital Contribution (in an amount equal to the Current Balance of the New Mortgage Loans) sold by the Seller as at the relevant Transfer Date and in consideration of the right to receive the Deferred Consideration.

If Selected Mortgage Loans and their Related Security are sold by or on behalf of the LLP as described below under LLP Deed – Requirement to sell Selected Mortgage Loans following service of a Notice to Pay, the obligations of the Seller insofar as they relate to those Selected Mortgage Loans and their Related Security will cease to apply.

The Seller will also be required to repurchase Mortgage Loans and their Related Security sold to the LLP in the circumstances described below under – Repurchase of Mortgage Loans.

Eligibility Criteria

The sale of Mortgage Loans and their Related Security to the LLP will be subject to various conditions (the **Eligibility Criteria**) being satisfied on the relevant Transfer Date or in respect of Additional Mortgage Loan Advances, on the next Calculation Date, including:

(a) no Issuer Event of Default or LLP Event of Default under the Transaction Documents shall have occurred which is continuing as at the relevant Transfer Date;

(b) the LLP, acting on the advice of the Cash Manager, is not aware, and could not reasonably be expected to be aware, that the purchase of the Mortgage Loans and their Related Security, would adversely affect the then current ratings by Moody's, S&P or Fitch of the Covered Bonds;

(c) the weighted average yield on the Mortgage Loans in the Portfolio (including the New Mortgage Loans) is at least 0.15 per cent. greater than LIBOR for one month Sterling deposits after taking into account (i) the average yield on the Mortgage Loans and (ii) the margins on the Interest Rate Swaps and (iii) the average yield on any Substitution Assets held by the LLP;

(d) no Mortgage Loan has a Current Balance of more than £2,000,000;

(e) no Mortgage Loan relates to a Property which is not a residential Property; and

(f) no Mortgage Loan constitutes a New Mortgage Loan Type, in respect of which no confirmation has been received, in accordance with the terms of the Mortgage Sale Agreement, that such Mortgage Loan may be sold to the LLP.

On the relevant Transfer Date, the Representations and Warranties (described below in – *Representations and Warranties*) will be given by the Seller in respect of the Mortgage Loans and their Related Security sold by the Seller to the LLP.

If the Seller accepts an application from or makes an offer (which is accepted) to a Borrower for a Product Switch, then if the Eligibility Criteria referred to in paragraphs (c), (d) and (e) above relating to the Mortgage Loan subject to that Product Switch is not satisfied on the next following Calculation Date, the LLP will be entitled to rectify the relevant breach of those Eligibility Criteria by (in the event of a breach of the Eligibility Criteria in paragraphs (c), (d) and (e) above) requiring the Seller to repurchase the Mortgage Loans subject to any Product Switch or (in the event of a breach of the Eligibility Criteria in paragraph (c) above) by requiring the Seller to transfer further Mortgage Loans to the LLP in an amount sufficient to ensure that the Eligibility Criteria in paragraph (c) above is met.

Transfer of Title to the Mortgage Loans to the LLP

English Mortgage Loans will be sold by the Seller to the LLP by way of equitable assignment. Scottish Mortgage Loans will be sold by the Seller on the First Transfer Date by way of a Scottish Declaration of Trust and, in relation to Scottish Mortgage Loans sold by the Seller to the LLP after the First Transfer Date, by further Scottish Declarations of Trust under which the beneficial interest in such Scottish Mortgage Loans will be transferred to the LLP. In relation to Scottish Mortgage Loans, references in this document to a sale of Mortgage Loans or to Mortgage Loans having been sold are to be read as references to the making of such Scottish Declarations of Trust in respect of Scottish Mortgage Loans. Such beneficial interest (as opposed to the legal title) cannot be registered or recorded in the Registers of Scotland. As a result, legal title to both English Mortgage Loans and Scottish Mortgage Loans and their Related Security will remain with the Seller until legal assignments or assignations (as appropriate) are delivered by the Seller to the LLP and notice of the sale is given by the Seller to the Borrowers. Legal assignment or assignation (as appropriate) of the Mortgage Loans and their Related Security (including, where appropriate, their registration or recording in the relevant property register) to the LLP will be deferred and will only take place in the limited circumstances described below.

Legal assignment, assignation or transfer (as appropriate) of the Mortgage Loans and their Related Security (or, where specified, the Selected Mortgage Loans and their Related Security) to the LLP will be completed on or before the 20th Business Day after the earliest of the following:

(a) the occurrence of an Issuer Event of Default and service on Northern Rock of an Issuer Acceleration Notice and the service on the LLP of a Notice to Pay (unless the Seller has notified the LLP that it or they will accept the offer set out in the Selected Mortgage Loan Offer Notice within the prescribed time);

(b) in respect of Selected Mortgage Loans only, at the request of the LLP following the acceptance of any offer to sell the Selected Mortgage Loans and their Related Security to any person who is not the Seller;

(c) the Seller and/or the LLP being required, by an order of a court of competent jurisdiction, or by a regulatory authority of which the Seller is a member or any organisation whose members comprise, but are not necessarily limited to, mortgage lenders with whose instructions it is customary for the Seller to comply, to perfect legal title to the Mortgages;

(d) it being rendered necessary by law to take such actions;

(e) the Security under the Deed of Charge or any material part of that Security being in jeopardy and the Security Trustee determining or being required by the Bond Trustee (on behalf of the Covered Bondholders) or the other Secured Creditors to take that action to reduce that jeopardy;

(f) unless otherwise agreed by the Security Trustee (with the Rating Agencies having confirmed it would not adversely affect the then current ratings of the Covered Bonds), the termination of the Seller's role as Servicer under the Servicing Agreement unless the substitute servicer, if any, is a member of the Northern Rock Group;

(g) the Seller requesting a transfer by way of assignment or assignation (as appropriate) by giving notice in writing to the LLP and the Security Trustee;

(h) the date on which the Seller ceases to be assigned a long-term unsecured, unsubordinated unguaranteed debt obligation rating by Moody's of at least Baa3 or by S&P of at least BBB- or by Fitch of at least BBB-; and

(i) the occurrence of an Insolvency Event in relation to the Seller.

Pending completion of the transfer, the right of the LLP to exercise the powers of the legal owner of, or (in Scotland) the heritable creditor under, the Mortgages will be secured by, or (in Scotland) supported by, an irrevocable power of attorney granted by the Seller in favour of the LLP and the Security Trustee.

The Title Deeds and Mortgage Loan Files relating to the Mortgage Loans in the Portfolio will be held by or to the order of the Seller or the Servicer, as the case may be, or by solicitors, licensed conveyancers or (in Scotland) qualified conveyancers acting for the Seller in connection with the creation of the Mortgage Loans and their Related Security. The Seller or the Servicer, as the case may be, will undertake that all the Title Deeds and Mortgage Loan Files relating to the Mortgage Loans in the Portfolio which are at any time in their possession or under their control or held to their order will be held to the order of the Security Trustee or as the Security Trustee may direct.

Representations and warranties

None of the LLP, the Security Trustee or the Bond Trustee has made or has caused to be made on its behalf any enquiries, searches or investigations in respect of the Mortgage Loans and their Related Security to be sold to the LLP. Instead, each is relying entirely on the Representations and Warranties by the Seller contained in the Mortgage Sale Agreement. The parties to the Mortgage Sale Agreement may, with the prior written consent of the Security Trustee (with the Rating Agencies having confirmed it would not adversely affect the then current ratings of the Covered Bonds), amend the Representations and Warranties in the Mortgage Sale Agreement. The material Representations and Warranties are as follows and are given on the relevant Transfer Date in respect of the Mortgage Loans and Related Security to be sold to the LLP only on that date and on the Calculation Date following the making of any Further Advance or Product Switch in respect of the Mortgage Loan to which the Further Advance or Product Switch relates only:

- each Mortgage Loan was originated by the Seller or purchased by the Seller in the ordinary course of business (and kept on its books for a minimum of one month);
- the first payment due in respect of each Mortgage Loan has been paid by the relevant Borrower;
- each Mortgage Loan was originated in pounds Sterling and is denominated in pounds Sterling (or was originated and is denominated in euro if the euro has been adopted as the lawful currency of the UK);
- no Mortgage Loan has a Current Balance of more than £2,000,000;
- each Mortgage Loan has a remaining term of less than 50 years as at the relevant Transfer Date;
- prior to the making of each advance under a Mortgage Loan, the Lending Criteria and all preconditions to the making of any Mortgage Loan were satisfied in all material respects subject only to exceptions as would be acceptable to a Reasonable, Prudent Mortgage Lender;
- the Lending Criteria are consistent with the criteria that would be used by a Reasonable, Prudent Mortgage Lender;
- all of the Borrowers are individuals;
- the whole of the Current Balance on each Mortgage Loan is secured by a Mortgage over residential property;
- subject only in certain appropriate cases to the completion of an application for registration at H.M. Land Registry or the Registers of Scotland, each Mortgage constitutes a valid and subsisting first charge by way of legal mortgage or (in Scotland) first ranking standard security over the relevant Property;
- the Current Balance on each Mortgage Loan and its Related Security (other than any agreement for Further Advances (if any), any other Additional Mortgage Loan Advances or any Personal Secured Loan) constitute a legal, valid, binding and enforceable debt due to the Seller from the relevant Borrower and the terms of each Mortgage Loan and its Related Security constitute valid and binding obligations of the Borrower enforceable in accordance with their terms (other than any agreement for Further Advances (if any), any other Additional Mortgage Loan Advance or any Personal Secured Loan);
- all approvals, consents and other steps necessary to permit a legal or equitable or beneficial transfer, or a transfer of servicing or other disposal as and in the manner contemplated by the Transaction Documents away from the Seller, of the Mortgage Loans and their related Mortgages to be sold under the Mortgage Sale Agreement have been obtained or taken and there is no requirement in order for the transfer to be effective to obtain the consent of the

Borrower before, on or after any equitable or beneficial transfer or before any legal transfer of the Mortgage Loans and their related Mortgages and such transfer or disposal shall not give rise to any claim by the Borrower against the LLP, the Security Trustee or any of their successors in title or assigns;

- all of the Properties are in England or Wales or Scotland or (subject to the provision of a Northern Ireland legal opinion in a form and substance satisfactory to the Security Trustee from counsel satisfactory to the Security Trustee) Northern Ireland;
- not more than 12 months (or a longer period as may be acceptable to a Reasonable, Prudent Mortgage Lender) prior to the granting of each Mortgage, the Seller received a Valuation Report on the relevant Property (or another form of report concerning the valuation of the relevant Property as would be acceptable to a Reasonable, Prudent Mortgage Lender), the contents of which were such as would be acceptable to a Reasonable, Prudent Mortgage Lender or such other form of valuation of the relevant Property the acceptance of which the Rating Agencies have confirmed would not affect the then current ratings of the Covered Bonds from time to time;
- prior to the making of each Mortgage Loan, an independent valuer from a panel of valuers appointed by the Seller or an employee valuer of the Seller valued the relevant Property and the results of the valuation would be acceptable to a Reasonable, Prudent Mortgage Lender;
- prior to the taking of each Mortgage (other than a remortgage), the Seller instructed its solicitor, licensed conveyancer or (in Scotland) qualified conveyancer to carry out an investigation of title to the relevant Property and to undertake other searches, investigations, enquiries and other actions on behalf of the Seller in accordance with the instructions which the Seller issued to the relevant solicitor, licensed conveyancer or (in Scotland) qualified conveyancer as are set out, in the case of English Mortgage Loans, in the CML's Lenders' Handbook for England and Wales (or, for Mortgages taken before the CML's Lenders' Handbook for England and Wales was adopted in 1999, the Seller's Mortgage Practice Notes) and, in the case of Scottish Mortgage Loans, the CML's Lenders' Handbook for Scotland (or, for Mortgages taken before the CML's Lenders' Handbook for Scotland was adopted in 2000, the Seller's Mortgage Practice Notes) or other comparable or successor instructions and/or guidelines as may for the time being be in place, subject only to those variations as would be acceptable to a Reasonable, Prudent Mortgage Lender;
- buildings insurance cover for each Property is available under either a policy arranged by the Borrower or a policy issued to Borrowers by or on behalf of the Seller on behalf of an insurer who agrees with the Seller to issue buildings insurance policies to Borrowers from time to time or a policy arranged by the relevant landlord or the Properties in Possession Policy;
- the Seller has good and marketable title to, and is the absolute unencumbered legal and beneficial owner of, all property, interests, rights and benefits agreed to be sold and/or assigned by the Seller to the LLP under the Mortgage Sale Agreement;
- the Seller has, since the making of each Mortgage Loan, kept or procured the keeping of full and proper accounts, books and records showing clearly all transactions, payments, receipts, proceedings and notices relating to such Mortgage Loan;
- there are no governmental authorisations, approvals, licences or consents required as appropriate for the Seller to enter into or to perform its obligations under the Mortgage Sale Agreement or to make the Mortgage Sale Agreement legal, valid, binding, enforceable and admissible in evidence; and
- the rate of interest under each Mortgage Loan can at all times be set in the manner disclosed in the Mortgage Sale Agreement.

If New Mortgage Loan Types are to be sold to the LLP, then the Representations and Warranties in the Mortgage Sale Agreement will be modified as required to accommodate these New Mortgage Loan Types. The prior consent of the Covered Bondholders to the requisite amendments will not be required to be obtained. Notwithstanding the foregoing, the above representations and warranties will not apply in their entirety to Personal Secured Loans.

Repurchase of Mortgage Loans

If the Seller receives a Repurchase Notice from the Cash Manager identifying a Mortgage Loan or its Related Security in the Portfolio which does not, as at the relevant Transfer Date or relevant Calculation Date (in the case of a Further Advance), materially comply with the Representations and Warranties set out in the

Mortgage Sale Agreement, then the Seller will be required to repurchase (i) any such Mortgage Loan and its Related Security and (ii) any other Mortgage Loans (including any Personal Secured Loans) of the relevant Borrower and their Related Security that are included in the Portfolio. The repurchase price payable upon the repurchase of any Mortgage Loan is an amount (not less than zero) equal to the Current Balance thereof and expenses as at the relevant repurchase date. The repurchase proceeds received by the LLP will be applied (other than Accrued Interest and Arrears of Interest) in accordance with the Pre-Acceleration Principal Priority of Payments (see Cashflows below).

In addition to the foregoing circumstances, the Seller will also be required to repurchase a Mortgage Loan or Mortgage Loans and its or their Related Security sold by them to the LLP where

(a) an Additional Mortgage Loan Advance made in respect of a Mortgage Loan results in certain Eligibility Criteria being breached; or

(b) a Personal Secured Loan secured over the same Property as the Mortgage Loan(s) is granted to a Borrower.

Defaulted Mortgage Loans

If a Seller receives a Defaulted Mortgage Loans Notice identifying any Defaulted Mortgage Loan, then that Defaulted Mortgage Loan will be attributed a reduced weighting in the calculation of the Asset Coverage Test and the Amortisation Test as at the relevant Calculation Date. In addition, the Seller may, at its option, repurchase a Defaulted Mortgage Loan for an amount equal to its Current Balance as at the date of repurchase.

General ability to repurchase

Prior to the occurrence of an Issuer Event of Default, the Seller may from time to time offer to repurchase a Mortgage Loan and its Related Security from the LLP for a purchase price of not less than the aggregate Current Balance of the relevant Mortgage Loan. The LLP may accept such offer at its discretion.

Right of Pre-emption

Under the terms of the Mortgage Sale Agreement, the Seller has a right of pre-emption in respect of any sale, in whole or in part, of Selected Mortgage Loans and their Related Security.

The LLP will serve on the Seller a Selected Mortgage Loan Offer Notice offering to sell those Selected Mortgage Loans and their Related Security for an offer price equal to the greater of the then Current Balance of the Selected Mortgage Loans and the Adjusted Required Redemption Amount, subject to the offer being accepted by the Seller within ten Business Days. If an Issuer Event of Default has occurred but no liquidator or administrator has been appointed to the Seller, the Seller's right to accept the offer (and therefore its right of pre-emption) will be conditional upon the delivery by the Seller of a Solvency Certificate to the LLP and the Security Trustee. If the Seller rejects the LLP's offer or fails to accept it in accordance with the foregoing, the LLP will offer to sell the Selected Mortgage Loans and their Related Security to other Purchasers (as described under *–LLP Deed – Sale of Selected Mortgage Loans in the Portfolio following the occurrence of an Issuer Event of Default*, below).

If the Seller validly accepts the LLP's offer to sell the Selected Mortgage Loans and their Related Security, the LLP will, within three Business Days of such acceptance, serve a Selected Mortgage Loan Repurchase Notice on the Seller. The Seller will sign and return a duplicate copy of the Selected Mortgage Loan Repurchase Notice and will repurchase from the LLP free from the Security created by and pursuant to the Deed of Charge the relevant Selected Mortgage Loans and their Related Security (and any other Mortgage Loan secured or intended to be secured by that Related Security or any part of it) referred to in the relevant Selected Mortgage Loan Repurchase Notice. Completion of the purchase of the Selected Mortgage Loans and their Related Security by the Seller will take place on the LLP Payment Date after receipt of the Selected Mortgage Loans Repurchase Notice(s) or such date as the LLP may direct in the Selected Mortgage Loans Repurchase Notice (provided that such date is not later than the earlier to occur of the date which is (a) 10 Business Days after returning the Selected Mortgage Loan Repurchase Notice to the LLP and (b) the Final Maturity Date of the Earliest Maturing Covered Bonds).

For the purposes hereof:

Required Redemption Amount means in respect of a Series of Covered Bonds, the amount calculated as follows:

the Principal Amount Outstanding of the relevant Series of Covered Bonds X (1+ Negative Carry Factor X (days to maturity of the relevant Series of Covered Bonds/365))

Further drawings under Mortgage Loans

The Seller is solely responsible for funding all Additional Mortgage Loan Advances in respect of Mortgage Loans sold by the Seller to the LLP, if any. The amount of the Seller's Capital Contribution will increase by the amount of the funded Additional Mortgage Loan Advances as set out in the LLP Deed.

New Sellers

In the future, any New Seller that wishes to sell loans and their Related Security to the LLP will accede to, *inter alia*, the Mortgage Sale Agreement. The sale of New Mortgage Loans and their Related Security by New Sellers to the LLP will be subject to certain conditions, including the following:

- each New Seller accedes to the terms of the LLP Deed as Member (with such subsequent amendments as may be agreed by the parties thereto) so that it has, in relation to those New Mortgage Loans and their Related Security to be sold by the relevant New Seller, substantially the same rights and obligations as the Seller had in relation to those Mortgage Loans and their Related Security comprised in the Initial Portfolio under the LLP Deed;
- each New Seller accedes to the terms of the Mortgage Sale Agreement (with such subsequent amendments as may be agreed by the parties thereto) or enters into a new mortgage sale agreement with the LLP and the Security Trustee, in each case so that it has, in relation to those New Mortgage Loans and their Related Security to be sold by the relevant New Seller, substantially the same rights and obligations as the Seller had in relation to those Mortgage Loans and their Related Security comprised in the Initial Portfolio under the Mortgage Sale Agreement;
- each New Seller accedes to the Programme Agreement and enters into such other documents as may be required by the Security Trustee and/or the LLP (acting reasonably) to give effect to the addition of a New Seller to the transactions contemplated under the Programme;
- any New Mortgage Loans and their Related Security sold by a New Seller to the LLP comply with the Eligibility Criteria set out in the Mortgage Sale Agreement;
- either the Servicer services the New Mortgage Loans and their Related Security sold by a New Seller on the terms set out in the Servicing Agreement (with such subsequent amendments as may be agreed by the parties thereto) or the New Seller (or its nominee) enters into a servicing agreement with the LLP and the Security Trustee which sets out the servicing obligations of the New Seller (or its nominee) in relation to the New Mortgage Loans and their Related Security and which is on terms substantially similar to the terms set out in the Servicing Agreement (fees payable to the Servicer or the New Seller (or its nominee) acting as servicer of such New Mortgage Loans and their Related Security would be determined on the date of the accession of the New Seller to the Programme);
- the Security Trustee is satisfied that any accession of a New Seller to the Programme will not prejudice the Asset Coverage Test; and
- the Security Trustee is satisfied that the accession of a New Seller to the Programme is not materially prejudicial to Covered Bondholders and has received a Rating Agency Confirmation in relation thereto.

If the above conditions are met, the consent of Covered Bondholders will not be obtained to the accession of a New Seller to the Programme.

The Mortgage Sale Agreement is governed by English law (other than certain aspects relating to the Scottish Mortgage Loans and their Related Security, which are governed by Scots law).

Servicing Agreement

Pursuant to the terms of the Servicing Agreement between the LLP, Northern Rock (in its capacities as Seller and Servicer) and the Security Trustee, the Servicer has agreed to service on behalf of the LLP the Mortgage Loans and their Related Security sold by the Seller to the LLP.

The Servicer will be required to administer the Mortgage Loans in accordance with the Servicing Agreement and:

(i) as if the Mortgage Loans and their Related Security sold by the Seller to the LLP had not been sold to the LLP but remained with the Seller; and

(ii) in accordance with the Seller's administration, arrears and enforcement policies and procedures forming part of the Servicer's policy from time to time as they apply to those Mortgage Loans.

The Servicer's actions in servicing the Mortgage Loans in accordance with its procedures will be binding on the LLP and the Secured Creditors.

The Servicer will have the power to exercise the rights, powers and discretions and to perform the duties of the LLP in relation to the Mortgage Loans and their Related Security that it is servicing pursuant to the terms of the Servicing Agreement, and to do anything which it reasonably considers necessary or convenient or incidental to the administration of those Mortgage Loans and their Related Security.

Undertakings of the Servicer

Pursuant to the terms of the Servicing Agreement, the Servicer will undertake in relation to those Mortgage Loans and their Related Security that it is servicing, *inter alia*, to:

- keep records and accounts on behalf of the LLP in relation to the Mortgage Loans;
- keep the Mortgage Loan Files and Title Deeds in its possession in safe custody and maintain records necessary to enforce each Mortgage and to provide the LLP and the Security Trustee with access to the Title Deeds and other records relating to the administration of the Mortgage Loans and their Related Security;
- maintain a register in respect of the Portfolio;
- make available to the LLP and the Security Trustee a report on a monthly basis containing information about the Mortgage Loans and their Related Security comprised in the Portfolio;
- assist the Cash Manager in the preparation of a monthly asset coverage report in accordance with the Cash Management Agreement;
- take all reasonable steps to recover all sums due to the LLP, including instituting proceedings and enforcing any relevant Mortgage Loan or Mortgage using the discretion of a Reasonable Prudent Mortgage Lender in applying the enforcement procedures forming part of the Seller's Policy; and
- enforce any Mortgage Loan which is in default in accordance with the Seller's enforcement procedures or, to the extent that such enforcement procedures are not applicable having regard to the nature of the default in question, with the usual procedures undertaken by a Reasonable, Prudent Mortgage Lender on behalf of the LLP.

The Servicer also undertakes that, on the Servicer ceasing to be assigned a long-term unsecured, unguaranteed and unsubordinated debt obligation rating by Moody's of at least Baa3 or by S&P of at least BBB- or by Fitch of at least BBB-, it will use reasonable efforts to enter into a new or a master servicing agreement (in such form as the LLP and the Security Trustee shall reasonably require) with a third party within 60 days under which such third party will undertake the servicing obligations in relation to the Portfolio.

Setting of Standard Variable Rate and other discretionary rates and margins

In addition to the undertakings described above, the Servicer has also undertaken in the Servicing Agreement to determine and set in relation to all the Mortgage Loans in the Portfolio the Standard Variable Rate and any other discretionary rates and margins except in the limited circumstances described below in this sub-section when the LLP will be entitled to do so. The Servicer will not at any time prior to service of a Notice to Pay on the LLP and/or the transfer of legal title to the Portfolio (or any part thereof) to the LLP, without the prior consent of the LLP, set or maintain:

(i) the Standard Variable Rate applicable to the Mortgage Loans sold by the Seller to the LLP and in the Portfolio at a rate which is higher than (although it may be lower than or equal to) the then

prevailing Standard Variable Rate of the Seller which applies to mortgage loans beneficially owned by the Seller outside the Portfolio; or

(ii) any other discretionary rate or margin in respect of any other Mortgage Loan sold by the Seller to the LLP and in the Portfolio which is higher than (although it may be lower than or equal to) the interest rate which applies to that type of mortgage loan beneficially owned by the Seller outside the Portfolio.

In particular, the Servicer shall determine on each Calculation Date, having regard to:

(a) the income which the LLP would expect to receive during the next succeeding LLP Payment Period (the **relevant LLP Payment Period**);

(b) the Standard Variable Rate and any other discretionary rate or margin in respect of the Mortgage Loans which the Servicer proposes to set under the Servicing Agreement for the relevant LLP Payment Period; and

(c) the other resources available to the LLP including the Interest Rate Swap Agreement, the relevant Covered Bond Swap Agreements and the Reserve Fund,

whether the LLP would receive an amount of income during the relevant LLP Payment Period which when aggregated with funds otherwise available to it is less than the amount which is the aggregate of (1) the amount of interest which would be payable (or provisioned to be paid) under the Covered Bond Guarantee on each Interest Payment Date falling at the end of the relevant LLP Payment Period or in the immediately succeeding LLP Payment Period and amounts payable (or provisioned to be paid) to the Covered Bond Swap Providers under the Covered *Bond Swap Agreements* in respect of all Covered Bonds on the LLP Payment Date falling at the end of the relevant LLP Payment Period and (2) the other senior expenses payable by the LLP ranking in priority thereto in accordance with the relevant Priorities of Payments applicable prior to an LLP Event of Default.

If the Servicer determines that there will be a shortfall in the foregoing amounts, it will give written notice to the LLP and the Security Trustee, within one Business Day, of the amount of the shortfall and the Standard Variable Rate and the other discretionary rates or margins which would, in the Servicer's opinion, need to be set in order for no shortfall to arise, having regard to the date(s) on which the change to the Standard Variable Rate and any other discretionary rates or margins would take effect and at all times acting in accordance with the standards of a Reasonable, Prudent Mortgage Lender. If the LLP or the Security Trustee notifies the Servicer that, having regard to the obligations of the LLP, the Standard Variable Rate and/or the other discretionary rates or margins should be increased, the Servicer will take all steps which are necessary to increase the Standard Variable Rate and/or any other discretionary rates or margins including publishing any notice which is required in accordance with the Mortgage Terms.

In addition, the Servicer shall determine on each Calculation Date following an Issuer Event of Default, having regard to:

(a) the Standard Variable Rate and any other discretionary rate or margin, in respect of the Mortgage Loans which the Servicer proposes to set under the Servicing Agreement for the relevant LLP Payment Period; and

(b) the other resources available to the LLP under the Interest Rate Swap Agreement,

whether the LLP would receive an aggregate amount of interest on the *Mortgage Loans and* amounts under the Interest Rate Swap Agreement during the relevant LLP Payment Period which would give a yield on the Mortgage Loans of at least LIBOR plus 0.15 per cent. (the **Yield Shortfall Test**).

If the Servicer determines that the Yield Shortfall Test will not be met, it will give written notice to the LLP and the Security Trustee, within one Business Day, of the amount of the shortfall and the Standard Variable Rate and the other discretionary rates or margins which would, in the Servicer's opinion, need to be set in order for no shortfall to arise, and the Yield Shortfall Test to be met, having regard to the date(s) on which the change to the Standard Variable Rate and the other discretionary rates or margins would take effect and at all times acting in accordance with the standards of a Reasonable, Prudent Mortgage Lender. If the LLP or the Security Trustee notifies the Servicer that, having regard to the obligations of the LLP, the Standard Variable Rate and/or the other discretionary rates or margins should be increased, the Servicer will take all steps which are necessary to increase the Standard Variable Rate and/or any other discretionary rates or margins including publishing any notice which is required in accordance with the Mortgage Terms.

The LLP and the Security Trustee may terminate the authority of the Servicer to determine and set the Standard Variable Rate and any other variable rates or margins on the occurrence of a Servicer Event of Default as defined under – *Removal or resignation of the Servicer*, in which case the LLP will set the

Standard Variable Rate and the other discretionary rates or margins itself in accordance with the Servicing Agreement.

Compensation

It is intended that the LLP will not pay any fee to the Servicer or any substitute servicer which is a member of the Northern Rock Group. If, however, a servicer is appointed from outside the Northern Rock Group a fee is likely to be payable.

Removal or resignation of the Servicer

The LLP and the Security Trustee may, upon written notice to the Servicer, terminate the Servicer's rights and obligations immediately if any of the following events (each a **Servicer Termination Event** and, each of the first three events set out below, a **Servicer Event of Default**) occurs:

- the Servicer defaults in the payment of any amount due to the LLP under the Servicing Agreement and fails to remedy that default for a period of three Business Days after becoming aware of the default;
- the Servicer fails to comply with any of its other obligations under the Servicing Agreement which failure in the opinion of the Security Trustee is materially prejudicial to Covered Bondholders and does not remedy that failure within 20 Business Days after becoming aware of the failure;
- an Insolvency Event occurs in relation to the Servicer; or
- the LLP resolves that the appointment of the Servicer should be terminated.

Subject to the fulfilment of a number of conditions, the Servicer may voluntarily resign by giving not less than 12 months' notice to the Security Trustee and the LLP provided that a substitute servicer qualified to act as such under the FSMA and with a management team with experience of administering mortgages in the UK has been appointed and enters into a servicing agreement with the LLP substantially on the same terms as the Servicing Agreement. The resignation of the Servicer is conditional on the resignation having no adverse effect on the then current ratings of the Covered Bonds unless the Covered Bondholders agree otherwise by extraordinary resolution.

If the appointment of the Servicer is terminated, the Servicer must deliver the Title Deeds and Mortgage Loan Files relating to the Mortgage Loans administered by it to, or at the direction of, the LLP. The Servicing Agreement will terminate at such time as the LLP has no further interest in any of the Mortgage Loans or their Related Security sold to the LLP and serviced under the Servicing Agreement that have been comprised in the Portfolio.

The Servicer may sub-contract or delegate the performance of its duties under the Servicing Agreement provided that it meets conditions as set out in the Servicing Agreement.

Neither the Bond Trustee nor the Security Trustee is obliged to act as servicer in any circumstances.

The Servicing Agreement is governed by English law and will be made by way of deed.

Asset Monitor Agreement

Under the terms of the Asset Monitor Agreement between the Asset Monitor, the LLP, the Cash Manager, the Security Trustee and the Bond Trustee the Asset Monitor has agreed, subject to due receipt of the information to be provided by the Cash Manager to the Asset Monitor, to conduct tests in respect of the calculations performed by the Cash Manager on the Calculation Date immediately prior to each anniversary of the Programme Date with a view to confirmation of compliance by the LLP with the Asset Coverage Test or the Amortisation Test, as applicable, on that Calculation Date.

If the long-term ratings of the Cash Manager or the Issuer fall below BBB-/Baa3/BBB- (by S&P, Moody's or Fitch, respectively) the Asset Monitor will, subject to receipt of the relevant information from the Cash Manager, be required to conduct such tests following each Calculation Date and, following a determination by the Asset Monitor of any errors in the calculations performed by the Cash Manager such that the Asset Coverage Test has been failed on the applicable Calculation Date (where the Cash Manager had recorded it as being satisfied) or the Adjusted Aggregate Mortgage Loan Amount or the Amortisation Test Aggregate Mortgage Loan Amount is misstated by an amount exceeding one per cent. of the Adjusted Aggregate Mortgage Loan Amount or the Amortisation Test Aggregate Mortgage Loan Amount, as applicable, (as at the date of the relevant Asset Coverage Test or the relevant Amortisation Test), the Asset

Monitor will be required to conduct such tests following each Calculation Date for a period of six months thereafter.

The Asset Monitor is entitled, in the absence of manifest error, to assume that all information provided to it by the Cash Manager for the purpose of conducting such tests is true and correct and not misleading, and is not required to conduct a test or otherwise take steps to verify the accuracy of any such information. The Asset Monitor Report will be delivered to the Cash Manager, the LLP, the Issuer, the Bond Trustee and the Security Trustee.

As at the Programme Date, the LLP will pay to the Asset Monitor a fee of £1,000 per test (exclusive of VAT) for the tests to be performed by the Asset Monitor.

The LLP may, at any time, but subject to the prior written consent of the Security Trustee, terminate the appointment of the Asset Monitor by giving at least 60 days' prior written notice to the Asset Monitor, provided that such termination may not be effected unless and until a replacement asset monitor has been found by the LLP (such replacement to be approved by the Security Trustee (such approval to be given if the replacement is an accountancy firm of national standing)) which agrees to perform the duties (or substantially similar duties) of the Asset Monitor set out in the Asset Monitor Agreement.

The Asset Monitor may, at any time, resign by giving at least 60 days' prior written notice to the LLP and the Security Trustee.

Upon the Asset Monitor giving notice of resignation, the LLP shall immediately use all reasonable endeavours to appoint a replacement (such replacement to be approved by the Security Trustee) which agrees to perform the duties of the Asset Monitor set out in the Asset Monitor Agreement. If a replacement is not appointed by the date which is 30 days prior to the date when tests are to be carried out in accordance with the terms of the Asset Monitor Agreement, then the LLP shall use all reasonable endeavours to appoint an accountancy firm of national standing to carry out the relevant tests on a one-off basis, provided that such appointment is approved by the Security Trustee.

Neither the Bond Trustee nor the Security Trustee will be obliged to act as Asset Monitor in any circumstances.

The Asset Monitor Agreement is governed by English law.

LLP Deed

The Members of the LLP have agreed to operate the business of the LLP in accordance with the terms of a limited liability partnership deed entered into on the Programme Date as amended and/or restated and/or supplemented from time to time between the LLP, Northern Rock, the Liquidation Member, the Bond Trustee and the Security Trustee (the **LLP Deed**).

Members

As at the Programme Date, each of Northern Rock and the Liquidation Member is a member (each a **Member**, and together with any other members from time to time, the **Members**) of the LLP. Northern Rock and the Liquidation Member are designated members (each a **Designated Member**, and together with any other designated members from time to time, the **Designated Members**) of the LLP. The Designated Members shall have such duties as are specified in the LLPA 2000 or otherwise at law and in the LLP Deed. The LLP Deed requires that there will at all times be at least two Designated Members of the LLP.

For so long as Covered Bonds are outstanding, if an administrator or a liquidator is appointed to Northern Rock, the Liquidation Member may, by written notice to the LLP, appoint another Member as a Designated Member or may, at its sole discretion (acting on behalf of itself and the other Members), admit a New Member to the LLP (in each case with the prior written consent of the Security Trustee).

No New Member may be otherwise appointed without the consent of the Security Trustee and the receipt by the Issuer or the Security Trustee of a Rating Agency Confirmation.

Capital Contributions

From time to time Northern Rock (in its capacity as a Member) will make Capital Contributions to the LLP. Capital Contributions may be made in cash or in kind (e.g. through a contribution of Mortgage Loans to the LLP). The Capital Contributions of Northern Rock shall be calculated in Sterling on each Calculation Date as the difference between (a) the Current Balance of the Portfolio as at the last day of the preceding

Calculation Period plus Principal Receipts standing to the credit of the GIC Account plus the principal amount of Substitution Assets and Authorised Investments as at the last day of the preceding Calculation Period and (b) the Sterling Equivalent of the aggregate Principal Amount Outstanding under the Covered Bonds as at the last day of the preceding Calculation Period.

The Liquidation Member will not make any Capital Contributions to the LLP.

Capital Contributions or returns on Capital Contributions shall only be paid to Members after the LLP has paid or, as applicable, provided for all higher ranking amounts in the relevant Priority of Payments.

Asset Coverage Test

Under the terms of the LLP Deed, the LLP and the Members (other than the Liquidation Member) must ensure that on each Calculation Date, the Adjusted Aggregate Mortgage Loan Amount is in an amount at least equal to the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date.

If on any Calculation Date the Adjusted Aggregate Mortgage Loan Amount is less than the aggregate Principal Amount Outstanding of all Covered Bonds as calculated on the relevant Calculation Date, then the LLP (or the Cash Manager on its behalf) will notify the Members, the Bond Trustee and the Security Trustee thereof and the Members (other than the Liquidation Member) will use all reasonable endeavours to sell sufficient further Mortgage Loans and their Related Security to the LLP in accordance with the Mortgage Sale Agreement (see *Summary of the Principal Documents – Mortgage Sale Agreement – Sale by the Seller of Mortgage Loans and their Related Security*) or provide Cash Capital Contributions to ensure that the Asset Coverage Test is met. An Issuer Event of Default shall occur if the Asset Coverage Test is not remedied on the next following Calculation Date.

For the purposes hereof:

Adjusted Aggregate Mortgage Loan Amount means the amount calculated on each Calculation Date as follows:

$$A + B + C + D - (V + W + X + Y + Z)$$

where,

A = the lower of (i) and (ii), where:

(i) = the sum of the **Adjusted Current Balance** of each Mortgage Loan in the Portfolio, which shall be the lower of (1) the actual Current Balance of the relevant Mortgage Loan in the Portfolio as calculated on the relevant Calculation Date and (2) the Indexed Valuation relating to that Mortgage Loan multiplied by M (where for all Mortgage Loans that are less than three months in arrears or not in arrears, M = 0.75, for all Mortgage Loans that are three months or more in arrears and have a Current Balance to Indexed Valuation ratio of less than or equal to 75 per cent., M = 0.40 and for all Mortgage Loans that are three months or more in arrears and have a Current Balance to Indexed Valuation ratio of more than to 75 per cent., M = 0.25),

minus

the aggregate sum of the following deemed reductions to the aggregate Adjusted Current Balance of the Mortgage Loans in the Portfolio if any of the following occurred during the previous Calculation Period:

(1) a Mortgage Loan or its Related Security was, in the immediately preceding Calculation Period, in breach of the Representations and Warranties contained in the Mortgage Sale Agreement or subject to any other obligation of the Seller to repurchase the relevant Mortgage Loan and its Related Security, and in each case the Seller has not repurchased the Mortgage Loan or Mortgage Loans of the relevant Borrower and its or their Related Security to the extent required by the terms of the Mortgage Sale Agreement. In this event, the aggregate Adjusted Current Balance of the Mortgage Loans in the Portfolio (as calculated on the relevant Calculation Date) will be deemed to be reduced by an amount equal to the Adjusted Current Balance of the relevant Mortgage Loan or Mortgage Loans (as calculated on the relevant Calculation Date) of the relevant Borrower; and/or

(2) the Seller, in any preceding Calculation Period, was in breach of any other material warranty under the Mortgage Sale Agreement and/or the Servicer was, in any preceding Calculation Period, in breach of a material term of the Servicing

Agreement. In this event, the aggregate Adjusted Current Balance of the Mortgage Loans in the Portfolio (as calculated on the relevant Calculation Date) will be deemed to be reduced by an amount equal to the resulting financial loss incurred by the LLP in the immediately preceding Calculation Period (such financial loss to be calculated by the Cash Manager without double counting and to be reduced by any amount paid (in cash or in kind) to the LLP by the Seller to indemnify the LLP for such financial loss);

AND

(ii) = the aggregate **Arrears Adjusted Current Balance** of the Mortgage Loans in the Portfolio as at the relevant Calculation Date which shall be the lower of (1) the actual Current Balance of the relevant Mortgage Loan as calculated on the relevant Calculation Date and (2) the Indexed Valuation relating to that Mortgage Loan multiplied by N (where for all Mortgage Loans that are less than three months in arrears or not in arrears, N = 1, for all Mortgage Loans that are three months or more in arrears and have a Current Balance to Indexed Valuation ratio of less than or equal to 75 per cent., N = 0.40 and for all Mortgage Loans that are three months or more in arrears and have a Current Balance to Indexed Valuation ratio of more than 75 per cent., N = 0.25);

minus

the aggregate sum of the following deemed reductions to the aggregate Arrears Adjusted Current Balance of the Mortgage Loans in the Portfolio if any of the following occurred during the previous Calculation Period:

(1) a Mortgage Loan or its Related Security was, in the immediately preceding Calculation Period, in breach of the Representations and Warranties contained in the Mortgage Sale Agreement or subject to any other obligation of the Seller to repurchase the relevant Mortgage Loan and its Related Security, and in each case the Seller has not repurchased the Mortgage Loan or Mortgage Loans of the relevant Borrower and its or their Related Security to the extent required by the terms of the Mortgage Sale Agreement. In this event, the aggregate Arrears Adjusted Current Balance of the Mortgage Loans in the Portfolio (as calculated on the relevant Calculation Date) will be deemed to be reduced by an amount equal to the Arrears Adjusted Current Balance of the relevant Mortgage Loan or Mortgage Loans (as calculated on the relevant Calculation Date) of the relevant Borrower; and/or

(2) the Seller, in any preceding Calculation Period, was in breach of any other material warranty under the Mortgage Sale Agreement and/or the Servicer was, in the immediately preceding Calculation Period, in breach of a material term of the Servicing Agreement. In this event, the aggregate Arrears Adjusted Current Balance of the Mortgage Loans in the Portfolio (as calculated on the relevant Calculation Date) will be deemed to be reduced by an amount equal to the resulting financial loss incurred by the LLP in the immediately preceding Calculation Period (such financial loss to be calculated by the Cash Manager without double counting and to be reduced by any amount paid (in cash or in kind) to the LLP by the Seller to indemnify the LLP for such financial loss),

the result of which is multiplied by the Asset Percentage (as defined below);

B = the aggregate amount of any Principal Receipts on the Mortgage Loans in the Portfolio up to the end of the immediately preceding Calculation Period (as recorded in the Principal Ledger) which have not been applied as at the relevant Calculation Date to acquire further Mortgage Loans and their Related Security or otherwise applied in accordance with the LLP Deed and/or the other Transaction Documents;

C = the aggregate amount of any Cash Capital Contributions made by the Members (as recorded in the Capital Account Ledger of each Member) or proceeds of Term Advances which have not been applied as at the relevant Calculation Date to acquire further Mortgage Loans and their Related Security or otherwise applied in accordance with this Deed and/or the other Transaction Documents;

D = the aggregate outstanding principal balance of any Substitution Assets;

V = 100 per cent. of the sum of the average cleared credit balance of all applicable accounts linked to Together Connections Mortgage Loans and Connections Mortgage Loans or any other Mortgage Loans in respect of each calendar month or part of such calendar month;

W = 2 per cent. of the aggregate Current Balance of the Mortgage Loans in the Portfolio, as calculated on the relevant Calculation Date;

X = 8 per cent. ***multiplied by*** the Flexible Redraw Capacity (as defined below) ***multiplied by*** 3;

Y = the aggregate Current Balance of (1) Re-draws and (2) Personal Secured Loans in the Portfolio as calculated on the relevant Calculation Date; and

Z = the weighted average remaining maturity of all Covered Bonds then outstanding multiplied by the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds **multiplied by** the Negative Carry Factor where the **Negative Carry Factor** is a percentage calculated by reference to the weighted average margin of the Covered Bonds and will, in any event, be not less than 0.50 per cent. (provided that if such weighted average is less than one, the weighted average shall be deemed, for the purposes of this calculation, to be one).

Asset Percentage means 90 per cent. or such lesser percentage figure as determined from time to time in accordance with the terms of the LLP Deed. On the Calculation Date falling in January, April, July and October of each year, the LLP (or the Cash Manager on its behalf) will calculate the WAFF and the WALS (and/or such figures calculated in accordance with such alternative methodologies as the Rating Agencies may prescribe) for the Portfolio as a whole or a random sample of the Mortgage Loans in the Portfolio, such calculations to be made on the same basis throughout unless agreed otherwise by the Rating Agencies.

The WAFF and WALS (or other relevant figures) so calculated will be input by the Cash Manager to one or more cashflow models approved by the Rating Agencies. Such models, which test the credit enhancement required in various cashflow scenarios, will indicate, on the basis of the latest WAFF and WALS figures (or other relevant figures), the Asset Percentage needed in order to provide credit enhancement to cover all such cashflow scenarios.

Save where otherwise agreed with the Rating Agencies, the Asset Percentage will be adjusted in accordance with the various methodologies prescribed by each of the Rating Agencies to ensure that sufficient credit enhancement will be maintained, provided that the Asset Percentage may not, at any time, exceed 90 per cent.

Flexible Re-draw Capacity means the sum of (i) the flexible cash re-draw capacity, being an amount equal to the difference between (1) the maximum amount of Cash Re-draws that Borrowers may make under Flexible Mortgage Loans in the Portfolio (whether or not drawn) as at the last day of the immediately preceding Calculation Period and (2) the aggregate Current Balance of Cash Re-draws which form part of the Portfolio as at the last day of the immediately preceding Calculation Period; and (ii) the further draw capacity being an amount equal to the difference between (1) the maximum amount of credit extended to Borrowers under Flexi-Plan Loans included in the Portfolio as at the last day of the immediately preceding Calculation Period and (2) the aggregate Current Balance of Flexi-Plan Loans which form part of the Portfolio as at the last date of the immediately preceding Calculation Period.

Amortisation Test

The LLP and the Members (other than the Liquidation Member) must ensure that on each Calculation Date following service of a Notice to Pay on the LLP (but prior to service of an LLP Acceleration Notice) the Amortisation Test Aggregate Mortgage Loan Amount will be in an amount at least equal to the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date.

Following an Issuer Event of Default, if on any Calculation Date the Amortisation Test Aggregate Mortgage Loan Amount is less than the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date, then the Amortisation Test will be deemed to be breached and an LLP Event of Default will occur. The LLP or the Cash Manager, as the case may be, will immediately notify the Members, the Security Trustee and (whilst Covered Bonds are outstanding) the Bond Trustee of any breach of the Amortisation Test.

The **Amortisation Test Aggregate Mortgage Loan Amount** will be calculated on each Calculation Date as follows:

$$A + B + C - Z$$

where,

A = the aggregate **Amortisation Test Current Balance** of each Mortgage Loan, which shall be the lower of (1) the actual Current Balance of the relevant Mortgage Loan as calculated on the relevant Calculation Date multiplied by M and (2) 100 per cent. of the Indexed Valuation multiplied by M.

Where for all the Mortgage Loans that are less than three months in arrears or not in arrears M = 1 or for all the Mortgage Loans that are three months or more in arrears M = 0.7;

B = the sum of the amount of any cash standing to the credit of the GIC Account and the principal amount of any Authorised Investments (excluding any Revenue Receipts received in the immediately preceding Calculation Period);

C = the aggregate outstanding principal balance of any Substitution Assets; and

Z = the weighted average remaining maturity of all Covered Bonds then outstanding **multiplied by** the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds **multiplied by** the Negative Carry Factor.

Sale of Selected Mortgage Loans and their Related Security following service of a Notice to Pay

After a Notice to Pay has been served on the LLP following the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice on Northern Rock, but prior to service of an LLP Acceleration Notice, the LLP will be obliged to sell Selected Mortgage Loans and their Related Security in the Portfolio in accordance with the LLP Deed (as described below), *subject to the rights* of pre-emption enjoyed by the Seller to buy the Selected Mortgage Loans and their Related Security pursuant to the Mortgage Sale Agreement. The proceeds from any such sale will be credited to the GIC Account and applied as set out in the Priorities of Payments.

Method of Sale of Selected Mortgage Loans

If the LLP is required to sell Selected Mortgage Loans and their Related Security to Purchasers following the occurrence of an Issuer Event of Default, the LLP will be required to ensure that before offering Selected Mortgage Loans for sale:

(a) the Selected Mortgage Loans have been selected from the Portfolio on a random basis as described in the LLP Deed; and

(b) the Selected Mortgage Loans have an aggregate Current Balance in an amount (the **Required Current Balance Amount**) which is as close as possible to the amount calculated as follows:

$$N \times \frac{\text{Current Balance of all the Mortgage Loans in the Portfolio}}{\text{the Sterling Equivalent of the Required Redemption Amount in respect of each Series of Covered Bonds then outstanding}}$$

where N is an amount equal to the Sterling Equivalent of the Required Redemption Amount of the Earliest Maturing Covered Bonds less amounts standing to the credit of the GIC Account and the principal amount of any Authorised Investments (excluding all amounts to be applied on the next following LLP Payment Date to repay higher ranking amounts in the Guarantee Priority of Payments and those amounts that are required to repay any Series of Covered Bonds which mature prior to or on the same date as the relevant Series of Covered Bonds).

The LLP will offer the Selected Mortgage Loans and their Related Security for sale to Purchasers for the best price reasonably available but in any event for an amount not less than the Adjusted Required Redemption Amount.

If the Selected Mortgage Loans have not been sold (in whole or in part) in an amount equal to the Adjusted Required Redemption Amount by the date which is six months prior to, as applicable, if the Covered Bonds are not subject to an Extended Due for Payment Date in respect of the Covered Bond Guarantee, the Final Maturity Date or, if the Covered Bonds are subject to an Extended Due for Payment Date in respect of the Covered Bond Guarantee, the Extended *Due for Payment Date* in respect of the Earliest Maturing Covered Bonds (after taking into account all payments, provisions and credits to be made in priority thereto), then the LLP will offer the Selected Mortgage Loans for sale for the best price reasonably available notwithstanding that such amount may be less than the Adjusted Required Redemption Amount.

In addition to offering Selected Mortgage Loans for sale to Purchasers in respect of the Earliest Maturing Covered Bonds, the LLP (subject to the rights of pre-emption enjoyed by the Seller pursuant to the Mortgage Sale Agreement) is permitted to offer for sale a portfolio of Selected Mortgage Loans, in accordance with the provisions summarised above, in respect of other Series of Covered Bonds.

The LLP is also permitted to offer for sale to Purchasers a Partial Portfolio. Except in circumstances where the portfolio of Selected Mortgage Loans is being sold within six months of, as applicable, the Final Maturity Date or, if the Covered Bonds are subject to an Extended Due for Payment Date in respect of the Covered Bond Guarantee, the Extended Due for Payment Date in respect of the Series of Covered Bonds to be repaid from such proceeds, the sale price of the Partial Portfolio (as a proportion of the Adjusted Required Redemption Amount) shall be at least equal to the proportion that the Partial Portfolio bears to the relevant portfolio of Selected Mortgage Loans.

The LLP will through a tender process appoint a portfolio manager of recognised standing on a basis intended to incentivise the portfolio manager to achieve the best price for the sale of the Selected Mortgage Loans (if such terms are commercially available in the market) to advise it in relation to the sale of the Selected Mortgage Loans to Purchasers (except where the Seller is buying the Selected Mortgage Loans in accordance with their right of pre-emption in the Mortgage Sale Agreement). The terms of the agreement giving effect to the appointment in accordance with such tender shall be approved by the Security Trustee.

In respect of any sale of Selected Mortgage Loans and their Related Security following service of a Notice to Pay, the LLP will instruct the portfolio manager to use all reasonable endeavours to procure that Selected Mortgage Loans are sold as quickly as reasonably practicable (in accordance with the recommendations of the portfolio manager) taking into account the market conditions at that time and the scheduled repayment dates of the Covered Bonds and the terms of the LLP Deed.

The terms of any sale and purchase agreement with respect to the sale of Selected Mortgage Loans (which shall give effect to the recommendations of the portfolio manager) will be subject to the prior written approval of the Security Trustee. The Security Trustee will not be required to release the Selected Mortgage Loans from the Security unless the conditions relating to the release of the Security (as described under – Deed of Charge – Release of Security, below) are satisfied.

If Purchasers accept the offer or offers from the LLP so that some or all of the Selected Mortgage Loans shall be sold prior to the next following Final Maturity Date or, if the Covered Bonds are subject to an Extended Due for Payment Date in respect of the Covered Bond Guarantee, the next following Extended Due for Payment Date in respect of the Earliest Maturing Covered Bonds, then the LLP will, subject to the foregoing paragraph, enter into a sale and purchase agreement with the relevant Purchasers which will require *inter alia* a cash payment from the relevant Purchasers. Any such sale will not include any Representations and Warranties from the LLP in respect of the Mortgage Loans and the Related Security unless expressly agreed by the Security Trustee or otherwise agreed with the Seller.

Covenants of the LLP and the Members

Each of the Members covenants that, subject to the terms of the Transaction Documents, it will not sell, transfer, convey, create or permit to arise any security interest on, declare a trust over, create any beneficial interest in or otherwise dispose of its interest in the LLP without the prior written consent of the LLP and, whilst the Covered Bonds are outstanding, the Security Trustee. Whilst any amounts are outstanding in respect of the Covered Bonds, each of the Members undertakes not to terminate or purport to terminate the LLP or institute any winding-up, administration, insolvency or similar proceedings against the LLP.

The LLP covenants that it will not, save with the prior written consent of the LLP Management Board (and, for so long as any Covered Bonds are outstanding, the consent of the Security Trustee) or as envisaged by the Transaction Documents:

(a) create or permit to subsist any security interest over the whole or any part of its assets or undertakings, present or future;

(b) dispose of, deal with or grant any option or present or future right to acquire any of its assets or undertakings or any interest therein or thereto;

(c) have an interest in a bank account other than as set out in the Transaction Documents;

(d) incur any indebtedness or give any guarantee or indemnity in respect of any such indebtedness;

(e) consolidate or merge with or transfer any of its property or assets to another person;

(f) have any employees, premises or subsidiaries;

(g) acquire assets other than pursuant to the Mortgage Sale Agreement, the Cash Management Agreement and the LLP Deed;

(h) engage in any activities or derive income from any activities within the United States or hold any property if doing so would cause it to be engaged or deemed to be engaged in a trade or business within the United States;

(i) enter into any contracts, agreements or other undertakings;

(j) compromise, compound or release any debt due to it; or

(k) commence, defend, settle or compromise any litigation or other claims relating to it or any of its assets.

Limit on Investing in Substitution Assets and Authorised Investments

Prior to the service of a Notice to Pay on the LLP, the LLP will be permitted to invest Available Revenue Receipts, Available Principal Receipts and the proceeds of Term Advances in Substitution Assets, provided that the aggregate amount so invested does not exceed 10 per cent. of the total assets of the LLP at any one time and provided that such investments are made in accordance with the terms of the Cash Management Agreement.

Following service of a Notice to Pay on the LLP, all Substitution Assets must be sold by the LLP (or the Cash Manager on its behalf) as quickly as reasonably practicable and the proceeds credited to the GIC Account and the LLP will be permitted to invest all available monies in Authorised Investments, provided that such investments are made in accordance with the terms of the Cash Management Agreement.

Other Provisions

The allocation and distribution of Revenue Receipts, Principal Receipts and all other amounts received by the LLP is described under Cashflows below.

The LLP Management Board, comprised as at the Programme Date of directors, officers and/or employees of Northern Rock, will act on behalf of the LLP to which (other than any decision to approve the audited accounts of the LLP or to make a resolution for the voluntary winding up of the LLP, which require a unanimous decision of the Members) the Members delegate all matters. Any decision by the LLP Management Board relating to the admission of a New Member, any change in the LLP's business, any change to the LLP's name and any amendment to the LLP Deed, will be made, whilst any Covered Bonds are outstanding, with the consent of the Security Trustee.

For so long as any Covered Bonds are outstanding, each Member has agreed that it will not terminate or purport to terminate the LLP or institute any winding-up, administration, insolvency or other similar proceedings against the LLP. Furthermore, the Members have agreed *inter alia* not to demand or receive payment of any amounts payable by the LLP (or the Cash Manager on its behalf) or the Security Trustee unless all amounts then due and payable by the LLP to all other creditors ranking higher in the relevant Priorities of Payments have been paid in full.

Each Member will be responsible for the payment of its own tax liabilities and will be required to indemnify the LLP and the other Members from any liabilities which they incur as a result of the relevant Member's non-payment.

Following the appointment of a liquidator to any Member (other than the Liquidation Member), any decisions of the LLP that are reserved to the Members in the LLP Deed shall be made by the Liquidation Member only.

The LLP Deed is governed by English law.

Cash Management Agreement

The Cash Manager will provide certain cash management services to the LLP pursuant to the terms of the Cash Management Agreement between the LLP, Northern Rock (in its capacities as the Cash Manager, Seller and Servicer) and the Security Trustee.

The Cash Manager's services include but are not limited to:

(a) maintaining the Ledgers on behalf of the LLP;

(b) distributing the Revenue Receipts and the Principal Receipts in accordance with the Priorities of Payment described under Cashflows, below;

(c) determining whether the Asset Coverage Test is satisfied on each Calculation Date in accordance with the LLP Deed, as more fully described under *Credit Structure – Asset Coverage Test*, below;

(d) determining whether the Amortisation Test is satisfied on each Calculation Date following an Issuer Event of Default in accordance with the LLP Deed, as more fully described under *Credit Structure – Amortisation Test*, below; and

(e) preparation of Investor Reports for the Covered Bondholders, the Rating Agencies and the Bond Trustee.

In certain circumstances the LLP and the Security Trustee will each have the right to terminate the appointment of the Cash Manager and to appoint a substitute (the identity of which will be subject to the Security Trustee's written approval). Any substitute cash manager will have substantially the same rights and obligations as the Cash Manager (although the fee payable to the substitute cash manager may be higher).

The Cash Management Agreement is governed by English law.

Interest Rate Swap Agreement

Some of the Mortgage Loans in the Portfolio pay a variable rate of interest for a period of time that may either be linked to the Seller's Standard Variable Rate or linked to an interest rate other than the Seller's Standard Variable Rate, such as a variable rate offered by a basket of UK mortgage lenders or a rate that tracks the Bank of England base rate. Other Mortgage Loans pay a fixed rate of interest for a period of time. However, the Sterling payments to be made by the LLP under the Covered Bond Swaps are based on LIBOR for three month Sterling deposits. To provide a hedge against the possible variance between:

(1) the rates of interest payable on the Mortgage Loans in the Portfolio; and

(2) LIBOR for three month Sterling deposits,

the LLP, the Interest Rate Swap Provider and the Security Trustee have entered into the Interest Rate Swap Agreement on the Programme Date.

In the event that the relevant ratings of the Interest Rate Swap Provider, or any guarantor, as applicable, is or are, as applicable, downgraded by a Rating Agency below the ratings specified in the Interest Rate Swap Agreement (in accordance with the requirements of the Rating Agencies) for the Interest Rate Swap Provider, and, as a result of the downgrade, the then current ratings of the Covered Bonds would or may, as applicable, be adversely affected, the Interest Rate Swap Provider will be required to take certain remedial measures which may include providing collateral for its obligations, arranging for its obligations to be transferred to an entity with ratings required by the relevant Rating Agency, procuring another entity with rating(s) required by the relevant Rating Agency to become co-obligor in respect of its obligations, or taking such other action as it may agree with the relevant Rating Agency. A failure to take such steps will allow the LLP to terminate the Interest Rate Swap Agreement.

The Interest Rate Swap Agreement may also be terminated in certain other circumstances (each referred to as an **Interest Rate Swap Early Termination Event**), including:

- at the option of any party to the Interest Rate Swap Agreement, if there is a failure by the other party to pay any amounts due under the Interest Rate Swap Agreement; and
- upon the occurrence of the insolvency of the Interest Rate Swap Provider, or any guarantor, or the merger of one of the parties without an assumption of the obligations under the Interest Rate Swap Agreement (except in respect of a transfer by the LLP to the Security Trustee in its fiduciary capacity).

Upon the termination of the Interest Rate Swap pursuant to an Interest Rate Swap Early Termination Event, the LLP or the Interest Rate Swap Provider may be liable to make a termination payment to the other in accordance with the provisions of the Interest Rate Swap Agreement.

If withholding taxes are imposed on payments made by the Interest Rate Swap Provider under the Interest Rate Swap, the Interest Rate Swap Provider shall always be obliged to gross up these payments. If withholding taxes are imposed on payments made by the LLP to the Interest Rate Swap Provider under the Interest Rate Swap, the LLP shall not be obliged to gross up those payments.

If the LLP is required to sell Selected Mortgage Loans in the Portfolio in order to provide liquidity in respect of the Earliest Maturing Covered Bonds following an Issuer Event of Default and service of a Notice to Pay on the LLP, then to the extent that such Selected Mortgage Loans include Fixed Rate Mortgage Loans, either:

(a) the Interest Rate Swap in connection with such fixed rate Mortgage Loans will partially terminate and any breakage costs payable by or to the LLP in connection with such termination will be taken into account in calculating the Adjusted Required Redemption Amount for the sale of the Selected Mortgage Loans; or

(b) such Interest Rate Swap will be partially novated to the purchaser of such fixed rate Mortgage Loans, and such purchaser will thereby become party to a separate interest rate swap transaction with the Interest Rate Swap Provider.

The Interest Rate Swap Agreements are (or, as applicable, will be) governed by English law.

Covered Bond Swap Agreements

The LLP will enter into one or more Covered Bond Swaps with one or more Covered Bond Swap Providers and the Security Trustee. Each Covered Bond Swap will provide a hedge against certain interest rate, currency and/or other risks in respect of amounts received by the LLP under the Mortgage Loans and the Interest Rate Swap and amounts payable by the LLP under the Intercompany Loan Agreement (prior to the service of a Notice to Pay on the LLP) and under the Covered Bond Guarantee in respect of Covered Bonds (after the service of a Notice to Pay on the LLP).

Where required to hedge such risks, there will be one (or more) Covered Bond Swap Agreement(s) and Covered Bond Swap(s) in relation to each Series or Tranche, as applicable, of Covered Bonds. Under the Covered Bond Swaps on the relevant Issue Date, the LLP will pay to the Covered Bond Swap Provider the amount received by the LLP under the applicable Term Advance (being an amount equal to the gross proceeds of the issue of such Series or Tranche, as applicable, of Covered Bonds) and in return the Covered Bond Swap Provider will pay an amount equivalent to the Sterling Equivalent of the applicable Term Advance. Thereafter, the Covered Bond Swap Provider will pay to the LLP on each Interest Payment Date amounts equivalent to the amounts that would be payable by the LLP under either the applicable Term Advance in accordance with the terms of the Intercompany Loan or the Covered Bond Guarantee in respect of interest and principal payable under the relevant Series or Tranche of Covered Bonds. In return, the LLP will pay to the Covered Bond Swap Provider on each LLP Payment Date an amount in Sterling calculated by reference to LIBOR for three month Sterling deposits for the relevant Interest Period plus a spread and the Sterling Equivalent of any principal due in respect of the relevant Term Advance in accordance with the Intercompany Loan Agreement.

Under the terms of each Covered Bond Swap, in the event that the relevant rating of the Covered Bond Swap Provider is downgraded by a Rating Agency below the rating(s) specified in the relevant Covered Bond Swap Agreement (in accordance with the requirements of the Rating Agencies) for the Covered Bond Swap Provider, and, where applicable, as a result of the downgrade, the then current ratings of the Covered Bonds would or may, as applicable, be adversely affected, the Covered Bond Swap Provider will, in accordance with the relevant Covered Bond Swap Agreement, be required to take certain remedial measures which may include providing collateral for its obligations under the Covered Bond Swap, arranging for its obligations under the Covered Bond Swap to be transferred to an entity with the ratings required by the relevant Rating Agency, procuring another entity with the ratings required by the relevant Rating Agency to become co-obligor in respect of its obligations under the Covered Bond Swap, or taking such other action as it may agree with the relevant Rating Agency. A failure to take such steps will allow the LLP to terminate the Covered Bond Swap.

A Covered Bond Swap Agreement may also be terminated in certain other circumstances (each referred to as a **Covered Bond Swap Early Termination Event**), including:

- at the option of any party to the Covered Bond Swap Agreement, if there is a failure by the other party to pay any amounts due under such Covered Bond Swap Agreement; and
- upon the occurrence of an insolvency of the Covered Bond Swap Provider or any guarantor, or the merger of one of the parties without an assumption of the obligations under the relevant Covered Bond Swap Agreement.

Upon the termination of a Covered Bond Swap, the LLP or the Covered Bond Swap Provider may be liable to make a termination payment to the other in accordance with the provisions of the relevant Covered Bond Swap Agreement. The amount of this termination payment will be calculated and made in Sterling.

If withholding taxes are imposed on payments made by the Covered Bond Swap Provider to the LLP under a Covered Bond Swap, the Covered Bond Swap Provider shall always be obliged to gross up those payments. If withholding taxes are imposed on payments made by the LLP to the Covered Bond Swap Provider under a Covered Bond Swap, the LLP shall not be obliged to gross up those payments.

In the event that the Covered Bonds are redeemed and/or cancelled in accordance with the Conditions, the Covered Bond Swap(s) in connection with such Covered Bonds will terminate or partially terminate, as the case may be. Any breakage costs payable by or to the LLP in connection with such termination will be taken into account in calculating:

(i) the Adjustment Required Redemption Amount for the Sale of Selected Mortgage Loans; and

(ii) the purchase price to be paid for any Covered Bonds purchased by the LLP in accordance with Condition 6(g).

The Covered Bond Swap Agreements are (or, as applicable, will be) governed by English law.

Bank Account Agreement

Pursuant to the terms of the Bank Account Agreement between the LLP, the Account Bank, the Cash Manager and the Security Trustee, the LLP will maintain with the Account Bank the account described below, which will be operated in accordance with the Cash Management Agreement, the LLP Deed and the Deed of Charge.

All amounts received from Borrowers in respect of Mortgage Loans in the Portfolio are paid into the GIC account. On each LLP Payment Date as applicable, amounts required to meet the LLP's various creditors and amounts to be distributed to the Members under the LLP Deed will be applied by the Cash Manager in accordance with the Priorities of Payments described below under Cashflows.

If the short term, unsecured, unsubordinated and unguaranteed debt obligations of the Account Bank cease to be rated A-1+ by S&P, P-1 by Moody's, or F1+ by Fitch then either:

- the GIC Account will be closed and all amounts standing to the credit thereof shall be transferred to accounts held with a satisfactorily rated bank; or
- the Account Bank will obtain a guarantee of its obligations under the Bank Account Agreement from a satisfactorily rated financial institution.

If the Account Bank's ratings are not at least A-1+ by S&P, P-1 by Moody's and F-1+ by Fitch then the aggregate amount standing to the credit of accounts held with the Account Bank must not exceed 20 per cent. of the Sterling Equivalent of the aggregate Outstanding Principal Amount of the Covered Bonds.

The Bank Account Agreement is governed by English law.

Stand-by Bank Account Agreement

Pursuant to the terms of a stand-by bank account agreement entered into on the Programme Date as amended and/or restated and/or supplemented from time to time between the LLP, Lloyds TSB Bank plc (the **Stand-by Account Bank**), the Cash Manager and the Security Trustee (the **Stand-by Bank Account Agreement**), the LLP will open with the Stand-by Account Bank a stand-by GIC account (the **Stand-by GIC Account**) if the LLP cannot find a replacement account bank in accordance with the terms of the Bank Account Agreement or the Account Bank cannot obtain a guarantee of its obligations, in each case if the short term, unsecured, unsubordinated and unguaranteed debt obligations of the Account Bank fall below A-1+ by S&P, P-1 by Moody's or F1+ by Fitch, and the Bank Account Agreement is subsequently terminated or if the Bank Account Agreement is terminated for other reasons. The Stand-by GIC Account will be operated in accordance with the Cash Management Agreement, the LLP Deed and the Deed of Charge.

If the short term, unsecured, unsubordinated and unguaranteed debt obligations of the Standby Account Bank fall below A-1+ by S&P, P-1 by Moody's or F1+ by Fitch there will be a requirement that the Stand-by Account Bank either be replaced by, or have its obligations guaranteed by, a satisfactorily rated financial institution.

References in this Prospectus to the GIC Account include references to the Stand-by GIC Account when the Stand-by GIC Account becomes operative.

The Stand-by Bank Account Agreement is governed by English law.

Guaranteed Investment Contract

The LLP has entered into a Guaranteed Investment Contract (or **GIC**) with the GIC Provider, the Cash Manager and the Security Trustee on the Programme Date as amended and/or restated and/or supplemented from time to time, pursuant to which the GIC Provider has agreed to pay interest on the moneys standing to the credit thereof at specified rates determined in accordance with the GIC.

The Guaranteed Investment Contract is governed by English law.

Stand-by Guaranteed Investment Contract

The LLP has entered into a stand-by guaranteed investment contract with Lloyds TSB Bank plc (the **Stand-by GIC Provider**) on the Programme Date as amended and/or restated and/or supplemented from time to time (the **Stand-by Guaranteed Investment Contract**), pursuant to which the Stand-by GIC Provider has agreed to pay interest on the Standby GIC Account at specified rates determined in accordance with the Stand-by Guaranteed Investment Contract.

The Stand-by Guaranteed Investment Contract is governed by English law.

Corporate Services Agreements

The Liquidation Member has entered into a Corporate Services Agreement with, inter alios, Mourant & Co. Capital (SPV) Limited (as Corporate Service Provider) and Holdings has entered into a Corporate Services Agreement with, *inter alios*, Mourant & Co. Limited (as Corporate Services Provider) on the Programme Date as amended and/or restated and/or supplemented from time to time, pursuant to which the Corporate Services Providers have agreed to provide corporate services to the Liquidation Member and Holdings respectively.

The Corporate Services Agreement for Holdings is governed by Jersey law and the Corporate Services Agreement for the Liquidation Member is governed by English law.

Deed of Charge

Pursuant to the terms of the Deed of Charge entered into on the Programme Date (as amended and/or restated and/or supplemented from time to time) by the LLP, the Security Trustee and the other Secured Creditors, the secured obligations of the LLP and all other obligations of the LLP under or pursuant to the Transaction Documents to which it is a party are secured, *inter alia*, by the following security (the **Security**) over the following property, assets and rights (the **Charged Property**):

(a) a first fixed charge (which may take effect as a floating charge) over the LLP's interest in the English Mortgage Loans and their Related Security and other related rights comprised in the Portfolio;

(b) an assignment by way of first fixed charge over the rights of the LLP in and to the Insurance Policies;

(c) an assignation in security of the LLP's interest in the Scottish Mortgage Loans and their Related Security (comprising the LLP's beneficial interest under the trusts declared by the Seller pursuant to the Scottish Declarations of Trust);

(d) an assignment by way of first fixed security over all of the LLP's interests, rights and entitlements under and in respect of any Transaction Document to which it is a party;

(e) a first fixed charge (which may take effect as a floating charge) over the rights and benefits of the LLP in the LLP Accounts (including the Excess Proceeds) and any other account of the LLP and all amounts standing to the credit of the LLP Accounts and such other accounts (other than amounts in a Swap Collateral Account, which shall be held solely for the benefit of the relevant Swap Provider and the LLP until required to be applied pursuant to the relevant Swap Agreement);

(f) a first fixed charge (which may take effect as a floating charge) over the rights and benefits of the LLP in respect of all Authorised Investments and Substitution Assets purchased from time to time from amounts standing to the credit of the LLP Accounts; and

(g) a first floating charge over (i) all the assets and undertaking of the LLP governed by English law and not, from time to time, subject to any fixed charge in favour of the Security Trustee pursuant to the Deed of Charge and (ii) all the assets and undertaking of the LLP located in or governed by the law of Scotland (whether or not subject to any fixed charge as aforesaid).

In respect of the property, rights and assets referred to in paragraph (c) above, fixed security will be created over such property, rights and assets sold to the LLP after the Programme Date by means of Scottish Supplemental Charges pursuant to the Deed of Charge.

Release of Security

In the event of any sale of Mortgage Loans (including Selected Mortgage Loans) and their Related Security by the LLP pursuant to and in accordance with the Transaction Documents, the Security Trustee will (subject to the written request of the LLP), release those Mortgage Loans from the Security created by and pursuant to the Deed of Charge on the date of such sale but only if:

(i) the Security Trustee provides its prior written consent to the terms of such sale as described under – *LLP Deed – Method of Sale of Selected Mortgage Loans* above;

(ii) the LLP provides a certificate to the Security Trustee that such sale of Mortgage Loans and their Related Security has been made in accordance with the terms of the Transaction Documents; and

(iii) in the case of the Sale of Selected Mortgage Loans, the LLP provides to the Security Trustee a certificate confirming that the Selected Mortgage Loans being sold have been selected on a random basis.

In the event of the repurchase of a Mortgage Loan and its Related Security by the Seller pursuant to and in accordance with the Transaction Documents, the Security Trustee will release that Mortgage Loan from the Security created by and pursuant to the Deed of Charge on or prior to the date of the repurchase.

Enforcement

If an LLP Acceleration Notice is served on the LLP, the Security Trustee shall be entitled to appoint a Receiver, and/or enforce the Security constituted by the Deed of Charge (including selling the Portfolio), and/or take such steps as it shall deem necessary, subject in each case to being indemnified and/or secured to its satisfaction. All proceeds (other than Swap Collateral Excluded Amounts) received by the Security Trustee from the enforcement of the Security will be applied in accordance with the Post-Enforcement Priority of Payments described under *Cashflows*.

The Deed of Charge is governed by English law (other than the assignation in security referred to in paragraph (c) above and any Scottish Supplemental Charge granted after the Programme Date pursuant and supplemental to the Deed of Charge which will be governed by Scots law).

Credit Structure

The Covered Bonds will be direct, unsecured, unconditional obligations of the Issuer. The LLP has no obligation to pay the Guaranteed Amounts under the Covered Bond Guarantee until the occurrence of an Issuer Event of Default, service by the Bond Trustee on the Issuer of an Issuer Acceleration Notice and on the LLP of a Notice to Pay or, if earlier, following the occurrence of an LLP Event of Default, service by the Bond Trustee of an LLP Acceleration Notice. The Issuer will not be relying on payments by the LLP in respect of the Term Advances or receipt of Revenue Receipts or Principal Receipts from the Portfolio in order to pay interest or repay principal under the Covered Bonds.

There are a number of features of the Programme which enhance the likelihood of timely and, as applicable, ultimate payments to Covered Bondholders, as follows:

- the Covered Bond Guarantee provides credit support to the Issuer;
- the Asset Coverage Test is intended to test the asset coverage of the LLP's assets in respect of the Covered Bonds at all times;
- the Amortisation Test is intended to test the asset coverage of the LLP's assets in respect of the Covered Bonds following the occurrence of an Issuer Event of Default, service of an Issuer Acceleration Notice on the Issuer and service of a Notice to Pay on the LLP;
- a Reserve Fund will be established in the GIC Account to trap Available Revenue Receipts; and
- under the terms of the Guaranteed Investment Contract, the GIC Provider has agreed to pay a variable rate of interest on all amounts held by the LLP in the GIC Account at a rate of 0.25 per cent. per annum below LIBOR for one-month Sterling deposits or such greater amount as the LLP and the GIC Provider may agree from time to time.

Certain of these factors are considered more fully in the remainder of this section.

Guarantee

The Covered Bond Guarantee provided by the LLP under the Trust Deed guarantees payment of Guaranteed Amounts when the same become Due for Payment in respect of all Covered Bonds issued under the Programme. The Covered Bond Guarantee will not guarantee any amount becoming payable for any other reason, including any accelerated payment pursuant to Condition 9 (*Events of Default and Enforcement*) following the occurrence of an Issuer Event of Default. In this circumstance (and until an LLP Event of Default occurs and an LLP Acceleration Notice is served), the LLP's obligations will only be to pay the Guaranteed Amounts as they fall Due for Payment.

See further *Summary of the Principal Documents – Trust Deed* as regards the terms of the Covered Bond Guarantee. See further *Cashflows – Guarantee Priority of Payments* as regards the payment of amounts payable by the LLP to Covered Bondholders and other Secured Creditors following the occurrence of an Issuer Event of Default.

Asset Coverage Test

The Asset Coverage Test is intended to ensure that the LLP can meet its obligations under the Covered Bond Guarantee. Under the LLP Deed, the LLP and its Members (other than the Liquidation Member) must ensure that on each Calculation Date the Adjusted Aggregate Mortgage Loan Amount will be in an amount equal to or in excess of the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date. If the Asset Coverage Test is failed on any Calculation Date, and such failure is not remedied on or before the next following Calculation Date, then an Issuer Event of Default will occur. The Asset Coverage Test is a formula which adjusts the Current Balance of each Mortgage Loan in the Portfolio and has further adjustments to take account of set-off on a Borrower's current or deposit accounts held with the Seller, set-off associated with drawings made by Borrowers under Flexible Mortgage Loans and failure by the Seller, in accordance with the Mortgage Sale Agreement, to repurchase Defaulted Mortgage Loans or Mortgage Loans that do not materially comply with the Representations and Warranties on the relevant Transfer Date. See further *Summary of the Principal Mortgage Loans – LLP Deed – Asset Coverage Test*, above.

Amortisation Test

The Amortisation Test is intended to ensure that if, following an Issuer Event of Default, service of an Issuer Acceleration Notice on the Issuer and the service of a Notice to Pay on the LLP (but prior to service on the LLP of an LLP Acceleration Notice), the assets of the LLP available to meet its obligations under the Covered Bond Guarantee fall to a level where Covered Bondholders may not be repaid, an LLP Event of Default will occur and all amounts owing under the Covered Bonds may be accelerated. Under the LLP Deed, the LLP and its Members (other than the Liquidation Member) must ensure that, on each Calculation Date following an Issuer Event of Default and the service of a Notice to Pay on the LLP, the Amortisation Test Aggregate Mortgage Loan Amount will be in an amount at least equal to the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date. The Amortisation Test is a formula which adjusts the Current Balance of each Mortgage Loan in the Portfolio and has further adjustments to take account of Mortgage Loans in arrears. See further *Summary of the Principal Documents – LLP Deed – Amortisation Test*, above.

Reserve Fund

The LLP will be required to establish the Reserve Fund on the GIC Account which will be credited with Available Revenue Receipts up to an amount equal to the Reserve Fund Required Amount. The LLP will not be required to maintain the Reserve Fund following the occurrence of an Issuer Event of Default.

The Reserve Fund will be funded from Available Revenue Receipts after the LLP has paid all of its obligations in respect of items ranking higher than the Reserve Ledger in the Pre–Acceleration Revenue Priority of Payments on each LLP Payment Date.

A Reserve Ledger will be maintained by the Cash Manager to record the balance from time to time of the Reserve Fund. Following the occurrence of an Issuer Event of Default and service of a Notice to Pay on the LLP, amounts standing to the credit of the Reserve Fund will be added to certain other income of the LLP in calculating Available Revenue Receipts.

Cashflows

As described above under *Credit Structure*, until a Notice to Pay is served on the LLP, the Covered Bonds will be obligations of the Issuer only. The Issuer is liable to make payments when due on the Covered Bonds, whether or not it has received any corresponding payment from the LLP.

This section summarises the Priorities of Payments of the LLP, as to the allocation and distribution of amounts standing to the credit of the LLP Accounts and their order of priority (i) prior to an Issuer Event of Default and an LLP Event of Default, (ii) following an Issuer Event of Default (but prior to an LLP Event of Default) and (iii) following an LLP Event of Default in accordance with the LLP Deed or the Deed of Charge, as applicable.

Allocation and Distribution of Revenue Receipts prior to the service of a Notice to Pay

Prior to service of a Notice to Pay or an LLP Acceleration Notice on the LLP, Revenue Receipts will be allocated and distributed as described below.

On the Calculation Date immediately preceding each LLP Payment Date, the LLP or the Cash Manager on its behalf shall calculate the amount of Available Revenue Receipts available for distribution on the immediately following LLP Payment Date and the Reserve Fund Required Amount.

Pre-Acceleration Revenue Priority of Payments

Prior to service of a Notice to Pay or service of an LLP Acceleration Notice on the LLP, Available Revenue Receipts will be applied by or on behalf of the LLP on each LLP Payment Date (except for amounts due to third parties by the LLP under paragraph (i), which shall be paid when due) in making the following payments and provisions (the **Pre-Acceleration Revenue Priority of Payments**) (in each case only if and to the extent that payments or provisions of a higher priority have been made in full):

(i) *first*, in or towards satisfaction of any amounts due and payable by the LLP to third parties and incurred without breach by the LLP of the Transaction Documents to which it is a party (and for which payment has not been provided for elsewhere in the relevant Priorities of Payments) and to provide for any such amounts expected to become due and payable by the LLP in the immediately succeeding LLP Payment Period and to pay and discharge any liability of the LLP for taxes;

(ii) *second*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof of:

  (a) any remuneration then due and payable to the Servicer and any costs, charges, liabilities and expenses then due or to become due and payable to the Servicer under the provisions of the Servicing Agreements in the immediately succeeding LLP Payment Period, together with applicable VAT (or similar taxes) thereon as provided therein;

  (b) any remuneration then due and payable to the Cash Manager and any costs, charges, liabilities and expenses then due or to become due and payable to the Cash Manager under the provisions of the Cash Management Agreement in the immediately succeeding LLP Payment Period, together with applicable VAT (or similar taxes) thereon as provided therein;

  (c) amounts (if any) due and payable to the Account Bank (including costs) pursuant to the terms of the Bank Account Agreement, together with applicable VAT (or similar taxes) thereon as provided therein;

  (d) amounts due and payable to the Corporate Services Providers pursuant to the terms of the Corporate Services Agreements together with applicable VAT (or similar taxes) thereon as provided therein; and

  (e) amounts due and payable to the Asset Monitor pursuant to the terms of the Asset Monitor Agreement (other than the amounts referred to in paragraph (viii) below), together with applicable VAT (or similar taxes) thereon as provided therein;

(iii) *third*, in or towards payment *pro rata* and *pari passu* of any amount due to the Interest Rate Swap Provider (including any termination payment due and payable by the LLP under the Interest Rate Swap Agreement (but excluding any Excluded Swap Termination Amount)) pursuant to the terms of the Interest Rate Swap Agreement;

(iv) *fourth*, if a Servicer Event of Default has occurred, all remaining Available Revenue Receipts to be credited to the GIC Account (with a corresponding credit to the Revenue Ledger) until such Servicer Event of Default is either remedied or waived by the Security Trustee or a new servicer is appointed to service the Portfolio (or the relevant part thereof);

(v) *fifth*, in or towards a credit to the Reserve Ledger on the GIC Account of an amount up to but not exceeding the amount by which the Reserve Fund Required Amount exceeds the existing balance on the Reserve Ledger as calculated on the immediately preceding Calculation Date;

(vi) *sixth*, in or towards payment *pro rata* and *pari passu* in accordance with the respective amounts thereof, of:

(a) any amount due to the Covered Bond Swap Providers (including any termination payment due and payable by the LLP under the relevant Covered Bond Swap Agreement (but excluding any Excluded Swap Termination Amount)) pursuant to the terms of the relevant Covered Bond Swap Agreements; and

(b) any amounts due and payable (excluding principal amounts due and payable) on each Interest Payment Date falling prior to the next following LLP Payment Date to the Issuer pursuant to the terms of the Intercompany Loan Agreement;

(vii) *seventh*, in or towards payment *pro rata* and *pari passu* in accordance with the respective amounts thereof of any Excluded Swap Termination Amounts due and payable by the LLP under the Covered Bond Swap Agreements and the Interest Rate Swap Agreement;

(viii) *eighth*, in or towards payment *pro rata* and *pari passu* in accordance with the respective amounts thereof of any indemnity amount due to the Members pursuant to the LLP Deed and any indemnity amount due to the Asset Monitor pursuant to the Asset Monitor Agreement;

(ix) *ninth*, in respect of Deferred Consideration due to the Seller for the transfer of the Mortgage Loans and their Related Security to the LLP, to pay all remaining Available Revenue Receipts (except for an amount equal to the profit to be paid to the Members in accordance with (x) below) to the Seller; and

(x) *tenth*, towards payment *pro rata* and *pari passu* to the Members of a certain sum (specified in the LLP Deed) as their profit for their respective interests as Members in the LLP.

Allocation and Distribution of Principal Receipts prior to service of a Notice to Pay

Prior to service of a Notice to Pay or an LLP Acceleration Notice on the LLP, Principal Receipts will be allocated and distributed as described below.

On each Calculation Date, the LLP or the Cash Manager on its behalf will calculate the amount of Available Principal Receipts available for distribution on the immediately following LLP Payment Date.

If an LLP Payment Date is the same as an Interest Payment Date, then the distribution of Available Principal Receipts under the Pre-Acceleration Principal Priority of Payments will be delayed until the Issuer has made scheduled interest and/or principal payments on that Interest Payment Date unless payment is made by the LLP directly to the Bond Trustee (or the Principal Paying Agent at the direction of the Bond Trustee).

Pre-Acceleration Principal Priority of Payments

Prior to service of a Notice to Pay or an LLP Acceleration Notice on the LLP, all Available Principal Receipts will be applied by or on behalf of the LLP on each LLP Payment Date in making the following payments and provisions (the **Pre-Acceleration Principal Priority of Payments**) (in each case only if and to the extent that payments or provisions of a higher priority have been made in full):

(i) *first*, to acquire New Mortgage Loans and their Related Security offered to the LLP by the Seller in accordance with the terms of the Mortgage Sale Agreement in an amount sufficient to ensure that taking into account the other resources available to the LLP, the LLP is in compliance with the Asset Coverage Test, and thereafter to acquire Substitution Assets;

(ii) *second*, to deposit the remaining Principal Receipts in the GIC Account (with a corresponding credit to the Principal Ledger) in an amount sufficient to ensure that taking into account the other resources available to the LLP, the LLP is in compliance with the Asset Coverage Test;

(iii) *third*, provided that all principal amounts outstanding under a Series of Covered Bonds have been repaid in full, in or towards repayment of the corresponding Term Advance related to such Series of Covered Bonds by making the following payments:

(a) the amounts (in respect of principal) due and payable to the relevant Covered Bond Swap Provider in respect of the Term Advance to be repaid (including any termination payment due and payable by the LLP under the relevant Covered Bond Swap Agreement but excluding any Excluded Swap Termination Amount) in accordance with the terms of the relevant Covered Bond Swap Agreement; and

(b) the amounts (in respect of principal) due (or to become due in the immediately succeeding LLP Payment Period) to the Issuer in respect of the relevant Term Advance; and

(iv) *fourth*, subject to complying with the Asset Coverage Test, to make a Capital Distribution to Northern Rock by way of distribution of its equity in the LLP in accordance with the LLP Deed.

Allocation and Distribution of moneys following service of a Notice to Pay

At any time after the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice on Northern Rock and service of a Notice to Pay on the LLP, but prior to service of an LLP Acceleration Notice on the LLP, all moneys (other than Third Party Amounts) will be applied as described below.

The LLP will create and maintain ledgers for each Series of Covered Bonds and record amounts allocated to such Series of Covered Bonds in accordance with paragraph (e) of the *Guarantee Priority of Payments* below, and such amounts, once allocated, will only be available to pay amounts due under the Covered Bond Guarantee and amounts due under the Covered Bond Swap in respect of the relevant Series of Covered Bonds on the scheduled repayment date thereof.

Guarantee Priority of Payments

On each LLP Payment Date after the service of a Notice to Pay on the LLP (but prior to the occurrence of an LLP Event of Default), the LLP or the Cash Manager on its behalf will apply moneys standing to the credit of the GIC Account to make the following payments and provisions in the following order of priority (the **Guarantee Priority of Payments**) (in each case only if and to the extent that payments or provisions of a higher priority have been made in full):

(a) *first*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof of:

(i) all amounts due and payable or to become due and payable to the Bond Trustee in the immediately succeeding LLP Payment Period under the provisions of the Trust Deed together with interest and applicable VAT (or similar taxes) thereon as provided therein;

(ii) all amounts due and payable or to become due and payable to the Security Trustee in the immediately succeeding LLP Payment Period under the provisions of the Deed of Charge together with interest and applicable VAT (or similar taxes) thereon as provided therein;

(b) *second*, in or towards satisfaction *pro rata* according to the respective amounts thereof of:

(i) any remuneration then due and payable to the Agents under the provisions of the Agency Agreement together with applicable VAT (or similar taxes) thereon as provided therein; and

(ii) any amounts then due and payable by the LLP to third parties and incurred without breach by the LLP of the Transaction Documents to which it is a party (and for which payment has not been provided for elsewhere) and to provide for any such amounts expected to become due and payable by the LLP in the immediately succeeding LLP Payment Period and to pay or discharge any liability of the LLP for taxes;

(c) *third*, in or towards satisfaction *pro rata* according to the respective amounts thereof of:

(i) any remuneration then due and payable to the Servicer and any costs, charges, liabilities and expenses then due or to become due and payable to the Servicer in the immediately succeeding LLP Payment Period under the provisions of the Servicing Agreement together with applicable VAT (or similar taxes) thereon as provided therein;

(ii) any remuneration then due and payable to the Cash Manager and any costs, charges, liabilities and expenses then due or to become due and payable to the Cash Manager in

the immediately succeeding LLP Payment Period under the provisions of the Cash Management Agreement, together with applicable VAT (or similar taxes) thereon as provided therein;

(iii) amounts (if any) due and payable to the Account Bank (including costs) pursuant to the terms of the Bank Account Agreement, together with applicable VAT (or similar taxes) thereon as provided therein;

(iv) amounts due and payable to the Corporate Services Providers pursuant to the Corporate Services Agreements together with applicable VAT (or similar taxes) thereon as provided therein; and

(v) amounts due and payable to the Asset Monitor (other than the amounts referred to in paragraph (j) below) pursuant to the terms of the Asset Monitor Agreement, together with applicable VAT (or similar taxes) thereon as provided therein;

(d) *fourth*, in or towards satisfaction *pro rata* according to the respective amounts thereof, of any amounts due and payable to the Interest Rate Swap Provider (including any termination payment due and payable by the LLP under the Interest Rate Swap Agreement but excluding any Excluded Swap Termination Amount) pursuant to the terms of the Interest Rate Swap Agreements;

(e) *fifth*, to pay *pro rata* and *pari passu* according to the respective amounts thereof, of:

(i) the amounts due and payable to the relevant Covered Bond Swap Provider (other than in respect of principal) *pro rata* and *pari passu* in respect of each relevant Series of Covered Bonds (including any termination payment due and payable by the LLP under the relevant Covered Bond Swap Agreement but excluding any Excluded Swap Termination Amount) in accordance with the terms of the relevant Covered Bond Swap Agreement; and

(ii) to the Bond Trustee or (if so directed by the Bond Trustee) the Principal Paying Agent on behalf of the Covered Bondholders *pro rata* and *pari passu* Scheduled Interest that is Due for Payment (or will become Due for Payment in the immediately succeeding LLP Payment Period) under the Covered Bond Guarantee in respect of each Series of Covered Bonds,

provided that if the amount available for distribution under this paragraph (e) (excluding any amounts received from the Covered Bond Swap Provider) would be insufficient to pay the Sterling Equivalent of the Scheduled Interest that is Due for Payment in respect of each Series of Covered Bonds under (ii) above, the shortfall shall be divided amongst all such Series of Covered Bonds on a *pro rata* basis and the amount payable by the LLP to the relevant Covered Bond Swap Provider in respect of each relevant Series of Covered Bonds under (i) above shall be reduced by the amount of the shortfall applicable to the Covered Bonds in respect of which such payment is to be made;

(f) *sixth*, to pay or provide for *pro rata* and *pari passu* according to the respective amounts thereof, of:

(i) the amounts (in respect of principal) due and payable to the relevant Covered Bond Swap Provider *pro rata* and *pari passu* in respect of each relevant Series of Covered Bonds (including any termination payment due and payable by the LLP under the relevant Covered Bond Swap Agreement but excluding any Excluded Swap Termination Amount) in accordance with the terms of the relevant Covered Bond Swap Agreement; and

(ii) to the Bond Trustee or (if so directed by the Bond Trustee) the Principal Paying Agent on behalf of the Covered Bondholders *pro rata* and *pari passu* Scheduled Principal that is Due for Payment (or will become Due for Payment in the immediately succeeding LLP Payment Period) under the Covered Bond Guarantee in respect of each Series of Covered Bonds,

provided that if the amount available for distribution under this paragraph (f) (excluding any amounts received from the Covered Bond Swap Provider) would be insufficient to pay the Sterling Equivalent of the Scheduled Principal that is Due for Payment in respect of the relevant Series of Covered Bonds under (ii) above, the shortfall shall be divided amongst all such Series of Covered Bonds on a *pro rata* basis and the amount payable by the LLP to the relevant Covered Bond Swap Provider in respect of each relevant Series of Covered Bonds under (i) above shall be reduced by the amount of the shortfall applicable to the Covered Bonds in respect of which such payment is to be made;

(g) *seventh*, to deposit the remaining moneys in the GIC Account for application on the next following LLP Payment Date in accordance with the priority of payments described in paragraphs (a) to (f) (inclusive) above, until the Covered Bonds have been fully repaid or provided for (such that the Required Redemption Amount has been accumulated in respect of each outstanding Series of Covered Bonds);

(h) *eighth*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof of any Excluded Swap Termination Amount due and payable by the LLP to the relevant Swap Provider under the relevant Swap Agreement;

(i) *ninth*, after the Covered Bonds have been fully repaid or provided for (such that the Required Redemption Amount has been accumulated in respect of each outstanding Series of Covered Bonds), any remaining moneys will be applied in and towards repayment in full of amounts outstanding under the Intercompany Loan Agreement;

(j) *tenth*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof of any indemnity amount due to the Members pursuant to the LLP Deed and certain costs, expenses and indemnity amounts due by the LLP to the Asset Monitor pursuant to the Asset Monitor Agreement; and

(k) *eleventh*, thereafter any remaining moneys will be applied in accordance with the LLP Deed.

Application of moneys received by the Security Trustee following the occurrence of an LLP Event of Default and enforcement of the Security

Under the terms of the Deed of Charge, all moneys (other than Swap Collateral Excluded Amounts) received or recovered by the Security Trustee (or a Receiver appointed on its behalf) will be applied following the enforcement of the Security in the following order of priority (the **Post-Enforcement Priority of Payments**) (in each case only if and to the extent that payments or provisions of a higher priority have been made in full):

(a) *first*, in or towards satisfaction *pro rata* according to the respective amounts thereof of:

  (i) all amounts due and payable or to become due and payable to the Bond Trustee under the provisions of the Trust Deed together with interest and applicable VAT (or similar taxes) thereon as provided therein; and

  (ii) all amounts due and payable or to become due and payable to the Security Trustee and any Receiver appointed by the Security Trustee under the provisions of the Deed of Charge together with interest and applicable VAT (or similar taxes) thereon as provided therein;

(b) *second*, in or towards satisfaction *pro rata* according to respective amounts thereof of any remuneration then due and payable to the Agents under or pursuant to the Agency Agreement together with applicable VAT (or similar taxes) thereon as provided therein;

(c) *third*, in or towards satisfaction *pro rata* according to the respective amounts thereof of:

  (i) any remuneration then due and payable to the Servicer and any costs, charges, liabilities and expenses then due or to become due and payable to the Servicer under the provisions of the Servicing Agreement, together with applicable VAT (or similar taxes) thereon as provided therein;

  (ii) any remuneration then due and payable to the Cash Manager and any costs, charges, liabilities and expenses then due or to become due and payable to the Cash Manager under the provisions of the Cash Management Agreement, together with applicable VAT (or similar taxes) thereon as provided therein;

  (iii) amounts due to the Account Bank or, as applicable, the Stand-by Account Bank (including costs) pursuant to the terms of the Bank Account Agreement or, as applicable, the Stand-by Bank Account Agreement, together with applicable VAT (or similar taxes) thereon as provided therein; and

  (iv) amounts (including costs and expenses) due to the Corporate Services Providers pursuant to the terms of the Corporate Services Agreements together with applicable VAT (or similar taxes) thereon as provided therein;

(d) *fourth*, to pay *pro rata* and *pari passu* according to the respective amounts thereof, of any amounts due and payable to the Interest Rate Swap Provider (including any termination

payment (but excluding any Excluded Swap Termination Amounts)) pursuant to the terms of the Interest Rate Swap Agreement;

(e) *fifth*, to pay *pro rata* and *pari passu* according to the respective amounts thereof, of:

(i) the amounts due and payable to the relevant Covered Bond Swap Provider *pro rata* and *pari passu* in respect of each relevant Series of Covered Bonds (including any termination payment due and payable by the LLP under the relevant Covered Bond Swap Agreement (but excluding any Excluded Swap Termination Amount)) in accordance with the terms of the relevant Covered Bond Swap Agreement; and

(ii) the amounts due and payable under the Covered Bond Guarantee, to the Bond Trustee on behalf of the Covered Bondholders *pro rata* and *pari passu* in respect of interest and principal due and payable on each Series of Covered Bonds,

provided that if the amount available for distribution under this paragraph (e) (excluding any amounts received from any Covered Bond Swap Provider) would be insufficient to pay the Sterling Equivalent of the amounts due and payable under the Covered Bond Guarantee in respect of each Series of Covered Bonds under (e)(ii) above, the shortfall shall be divided amongst all such Series of Covered Bonds on a *pro rata* basis and the amount payable by the LLP to the relevant Covered Bond Swap Provider in respect of each relevant Series of Covered Bonds under (e)(i) above shall be reduced by the amount of the shortfall applicable to the Covered Bonds in respect of which such payment is to be made;

(f) *sixth*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof, of any Excluded Swap Termination Amounts due and payable by the LLP to the relevant Swap Provider under the relevant Swap Agreement;

(g) *seventh*, after the Covered Bonds have been fully repaid, any remaining moneys shall be applied in or towards repayment in full of all amounts outstanding under the Intercompany Loan Agreement;

(h) *eighth*, towards payment of any indemnity amount due to the Members pursuant to the LLP Deed; and

(i) *ninth*, thereafter any remaining moneys shall be applied in or towards payment to the Members pursuant to the LLP Deed.

The Portfolio

The Initial Portfolio and each New Portfolio acquired by the LLP (the **Portfolio**), consisting of Mortgage Loans and their Related Security sold by the Seller to the LLP from time to time, in accordance with the terms of the Mortgage Sale Agreement, as more fully described under *Summary of the Principal Documents – Mortgage Sale Agreement*.

For the purposes hereof:

Initial Portfolio means the portfolio of Mortgage Loans and their Related Security, particulars of which are set out in the Mortgage Sale Agreement (other than any Mortgage Loans and their Related Security which have been redeemed in full prior to the First Transfer Date), and all right, title, interest and benefit of the Seller in and to:

(a) all payments of principal and interest (including, for the avoidance of doubt, all Accrued Interest, Arrears of Interest, Capitalised Expenses and Capitalised Arrears) and other sums due or to become due in respect of such Mortgage Loans and Related Security including, without limitation, the right to demand, sue for, recover and give receipts for all principal moneys, interest and costs and the right to sue on all covenants and any undertakings made or expressed to be made in favour of the Seller under the applicable Mortgage Conditions;

(b) subject where applicable to the subsisting rights of redemption of Borrowers, all Deeds of Consent, Deeds of Postponement, MHA Documentation or any collateral security for the repayment of the relevant Mortgage Loans;

(c) the right to exercise all the powers of the Seller in relation thereto;

(d) all the estate and interest in the Properties vested in the Seller;

(e) to the extent they are assignable, each Certificate of Title and Valuation Report (in each case where available) and any right of action of the Seller against any solicitor, licensed conveyancer, qualified conveyancer, valuer or other person in connection with any report, valuation, opinion, certificate or other statement of fact or opinion given in connection with such Mortgage Loans and Related Security, or any part thereof or affecting the decision of the Seller to make or offer to make any such Mortgage Loan or part thereof;

(f) all rights, title and interests of the Seller (including, without limitation, the proceeds of all claims) to which the Seller is entitled under the Buildings Insurance Policies and the Properties in Possession Policy; and

(g) the Insurance Policies, so far as they relate to the Mortgage Loans comprised in that portfolio of Mortgage Loans and their Related Security, including the right to receive the proceeds of any claim.

New Portfolio means in each case the portfolio of New Mortgage Loans and their Related Security (other than any New Mortgage Loans and their Related Security which have been redeemed in full prior to the Transfer Date or which do not otherwise comply with the terms of the Mortgage Sale Agreement as at the Transfer Date), particulars of which are set out in the relevant New Portfolio Notice or in a document stored upon electronic media (including, but not limited to, a CD-ROM), and all right, title, interest and benefit of the Seller in and to the rights and assets set out in paragraphs (a) to (g) above.

See also the following risk factors under *Risk Factors – Risk Factors relating to the LLP –Limited description of the Portfolio – Maintenance of Portfolio and – Changes to the Lending Criteria of the Seller.*

Description of Limited Liability Partnerships

Since 6th April, 2001 it has been possible to incorporate a limited liability partnership in England, Wales and Scotland (but not Northern Ireland) under the Limited Liability Partnership Act 2000 (the **LLPA 2000**). Limited liability partnerships are legal entities that provide limited liability to the members of a limited liability partnership combined with the benefits of the flexibility afforded to partnerships and the legal personality afforded to companies.

Corporate characteristics

A limited liability partnership is more like a company than a partnership. A limited liability partnership is a body corporate with its own property and liabilities, separate from its members. Like shareholders in a limited company, the liability of the members of a limited liability partnership is limited to the amount of their capital because it is a separate legal entity and when the members decide to enter into a contract, they bind the limited liability partnership in the same way that directors bind a company. Members may be liable for their own negligence and other torts or delicts, like company directors, if they have assumed a personal duty of care and have acted in breach of that duty. Third parties can assume that members, like company directors, are authorised to act on behalf of the limited liability partnership.

The provisions of the Companies Act 1985 and the Insolvency Act 1986 have been modified by the Limited Liability Partnerships Regulations 2001 and the Limited Liability Partnerships (Scotland) Regulations 2001 so as to apply most of the insolvency and winding-up procedures for companies equally to a limited liability partnership and its members. As a distinct legal entity a limited liability partnership can grant fixed and floating security over its assets and a limited liability partnership will survive the insolvency of any of its members. An administrator or liquidator of an insolvent member would be subject to the terms of the members' agreement relating to the limited liability partnership but a liquidator of an insolvent member may not take part in the administration of the limited liability partnership or its business.

Limited liability partnerships must file annual returns and audited annual accounts at Companies House for each financial year in the same way as companies.

Partnership characteristics

A limited liability partnership retains certain characteristics of a partnership. It has no share capital and there are no capital maintenance requirements. The members are free to agree how to share profits, who is responsible for management and how decisions are made, when and how new members are appointed and the circumstances in which its members retire. The members' agreement is a private document and there is no obligation to file it at Companies House.

Taxation

Limited liability partnerships are tax transparent except in the case of value added tax (in respect of which a limited liability partnership can register for VAT in its own name) and in certain winding-up proceedings. As such, the members of a limited liability partnership, and not the limited liability partnership itself, are taxed in relation to the business of the limited liability partnership in broadly the same way that the members of a partnership are taxed in relation to the business of that partnership.

Book-Entry Clearance Systems

The information set out below is subject to any change in or reinterpretation of the rules, regulations and procedures of the Clearing Systems currently in effect. The information in this section concerning the Clearing Systems has been obtained from sources that the Issuer and the LLP believe to be reliable, but none of the Issuer, the LLP, the Bond Trustee nor any Dealer takes any responsibility for the accuracy thereof. Investors wishing to use the facilities of any of the Clearing Systems are advised to confirm the continued applicability of the rules, regulations and procedures of the relevant Clearing System. None of the Issuer, the LLP nor any other party to the Agency Agreement will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Covered Bonds held through the facilities of any Clearing System or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Book-entry Systems

DTC

DTC has advised the Issuer that it is a limited purpose trust company organised under the New York Banking Law, a "banking organisation" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to Section 17A of the Exchange Act. DTC holds and provides asset servicing for securities that its participants (**Direct Participants**) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerised book-entry transfers and pledges between Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (**DTCC**). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC System is also available to others such as securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (**Indirect Participants**). DTC has Standard & Poor's highest rating: AAA. The DTC Rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com.

Purchases of DTC Covered Bonds under the DTC system must be made by or through Direct Participants, which will receive a credit for the DTC Covered Bonds on DTC's records. The ownership interest of each actual purchaser of each Covered Bond (**Beneficial Owner**) is in turn to be recorded on the Direct and Indirect Participant's records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the DTC Covered Bonds are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in DTC Covered Bonds, except in the event that use of the book-entry system for the DTC Covered Bonds is discontinued.

To facilitate subsequent transfers, all DTC Covered Bonds deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. or such other nominee as may be requested by an authorised representative of DTC. The deposit of DTC Covered Bonds with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the DTC Covered Bonds; DTC's records reflect only the identity of the Direct Participants to whose accounts such DTC Covered Bonds are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be

governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to DTC. If less than all of the DTC Covered Bonds within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to DTC Covered Bonds unless authorised by a Direct Participant in accordance with DTC's Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to the Issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the DTC Covered Bonds are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Principal and interest payments on the DTC Covered Bonds will be made to Cede & Co., or such other nominee as may be requested by an authorised representative of DTC. DTC's practice is to credit Direct Participants' accounts, upon DTC's receipt of funds and corresponding detail information from the Issuer or the Principal Paying Agent, on the payable date in accordance with their respective holdings shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC or its nominee, the Principal Paying Agent or the Issuer, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorised representative of DTC) is the responsibility of Issuer or Agent, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

Under certain circumstances, DTC will exchange the DTC Covered Bonds for Registered Definitive Covered Bonds, which it will distribute to its Participants in accordance with their proportionate entitlements and which, if representing interests in a Rule 144A Global Covered Bond, will be legended as set forth under *Subscription and Sale and Transfer and Selling Restrictions.*

Since DTC may only act on behalf of Direct Participants, who in turn act on behalf of Indirect Participants, any Beneficial Owner desiring to pledge DTC Covered Bonds to persons or entities that do not participate in DTC, or otherwise take actions with respect to such DTC Covered Bonds, will be required to withdraw its Registered Covered Bonds from DTC as described below.

Euroclear and Clearstream, Luxembourg

Euroclear and Clearstream, Luxembourg each holds securities for its customers and facilitates the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders. Euroclear and Clearstream, Luxembourg provide various services including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream, Luxembourg also deal with domestic securities markets in several countries through established depository and custodial relationships. Euroclear and Clearstream, Luxembourg have established an electronic bridge between their two systems across which their respective participants may settle trades with each other.

Euroclear and Clearstream, Luxembourg customers are world-wide financial institutions, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Euroclear and Clearstream, Luxembourg is available to other institutions that clear through or maintain a custodial relationship with an account holder of either system.

Book-entry Ownership of and Payments in respect of DTC Covered Bonds

The Issuer may apply to DTC in order to have any Tranche of Covered Bonds represented by a Registered Global Covered Bond accepted in its book-entry settlement system. Upon the issue of any such Registered Global Covered Bond, DTC or its custodian will credit, on its internal book-entry system, the respective nominal amounts of the individual beneficial interests represented by such Registered Global Covered Bond to the accounts of persons who have accounts with DTC. Such accounts initially will be designated by or on behalf of the relevant Dealer. Ownership of beneficial interests in such a Registered Global Covered Bond will be limited to Direct Participants or Indirect Participants, including, in the case of any Regulation S Global Covered Bond, the respective depositaries of Euroclear and Clearstream, Luxembourg. Ownership of beneficial interests in a Registered Global Covered Bond accepted by DTC will

be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to the interests of Direct Participants) and the records of Direct Participants (with respect to interests of Indirect Participants).

Payments in U.S. dollars of principal and interest in respect of a Registered Global Covered Bond accepted by DTC will be made to the order of DTC or its nominee as the registered holder of such Covered Bond. In the case of any payment in a currency other than U.S. dollars, payment will be made to the Exchange Agent on behalf of DTC or its nominee and the Exchange Agent will (in accordance with instructions received by it) remit all or a portion of such payment for credit directly to the beneficial holders of interests in the Registered Global Covered Bond in the currency in which such payment was made and/or cause all or a portion of such payment to be converted into U.S. dollars and credited to the applicable Participants' account.

The Issuer expects DTC to credit accounts of Direct Participants on the applicable payment date in accordance with their respective holdings as shown in the records of DTC unless DTC has reason to believe that it will not receive payment on such payment date. The Issuer also expects that payments by Participants to beneficial owners of Covered Bonds will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers, and will be the responsibility of such Participant and not the responsibility of DTC, the Bond Trustee, the Security Trustee, the Principal Paying Agent, the Registrar or the Issuer. Payment of principal, premium, if any, and interest, if any, on Covered Bonds to DTC is the responsibility of the Issuer.

Transfers of Covered Bonds Represented by *Registered* Global Covered Bonds

Transfers of any interests in Covered Bonds represented by a Registered Global Covered Bond within DTC, Euroclear and Clearstream, Luxembourg will be effected in accordance with the customary rules and operating procedures of the relevant clearing system. The laws in some States within the United States require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer Covered Bonds represented by a Registered Global Covered Bond to such persons may depend upon the ability to exchange such Covered Bonds for Covered Bonds in definitive form. Similarly, because DTC can only act on behalf of Direct Participants in the DTC system who in turn act on behalf of Indirect Participants, the ability of a person having an interest in Covered Bonds represented by a Registered Global Covered Bond accepted by DTC to pledge such Covered Bonds to persons or entities that do not participate in the DTC system or otherwise to take action in respect of such Covered Bonds may depend upon the ability to exchange such Covered Bonds for Covered Bonds in definitive form. The ability of any holder of Covered Bonds represented by a Registered Global Covered Bond accepted by DTC to resell, pledge or otherwise transfer such Covered Bonds may be impaired if the proposed transferee of such Covered Bonds is not eligible to hold such Covered Bonds through a direct or indirect participant in the DTC system.

Subject to compliance with the transfer restrictions applicable to the Registered Covered Bonds described under *Subscription and Sale and Transfer and Selling Restrictions*, cross-market transfers between DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg or Euroclear accountholders, on the other, will be effected by the relevant clearing system in accordance with its rules and through action taken by the Registrar, the Principal Paying Agent and any custodian (**Custodian**) with whom the relevant Registered Global Covered Bonds have been deposited.

On or after the Issue Date for any Series, transfers of Covered Bonds of such Series between accountholders in Clearstream, Luxembourg and Euroclear and transfers of *Covered Bonds of such* Series between participants in DTC will generally have a settlement date three business days after the trade date (T+3). The customary arrangements for delivery versus payment will apply to such transfers.

Cross-market transfers between accountholders in Clearstream, Luxembourg or Euroclear and DTC participants will need to have an agreed settlement date between the parties to such transfer. Because there is no direct link between DTC, on the one hand, and Clearstream, Luxembourg and Euroclear, on the other, transfers of interests in the relevant Registered Global Covered Bonds will be effected through the Registrar, the Principal Paying Agent and the Custodian receiving instructions (and, where appropriate, certification) from the transferor and arranging for delivery of the interests being transferred to the credit of the designated account for the transferee. In the case of cross-market transfers, settlement between Euroclear or Clearstream, Luxembourg accountholders and DTC participants cannot be made on a delivery versus payment basis. The securities will be delivered on a free delivery basis and arrangements for payment must be made separately.

DTC, Clearstream, Luxembourg and Euroclear have each published rules and operating procedures designed to facilitate transfers of beneficial interests in Registered Global Covered Bonds among participants and accountholders of DTC, Clearstream, Luxembourg and Euroclear. However, they are under no

obligation to perform or continue to perform such procedures, and such procedures may be discontinued or changed at any time. None of the Bond Trustee, the Security Trustee, the Issuer, the LLP, the Agents or any Dealer will be responsible for any performance by DTC, Clearstream, Luxembourg or Euroclear or their respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations and none of them will have any liability for any aspect of the records relating to or payments made on account of beneficial interests in the Covered Bonds represented by Registered Global Covered Bonds or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Taxation

UK Taxation

*The following is a general description of certain UK withholding tax considerations relating to the Covered Bonds based on the Issuer's understanding of current law and Her Majesty's Revenue and Customs (**HMRC**) published practice in the UK. It does not purport to be a complete analysis of all tax considerations relating to the Covered Bonds. It only applies to the position of persons who are the absolute beneficial owners of Covered Bonds. Prospective purchasers of Covered Bonds who may be subject to tax in a jurisdiction other than the UK or who may be unsure as to their tax position should consult their own professional tax advisers. This summary is based upon the law as in effect on the date of this Prospectus and is subject to any change in law that may take effect after such date.*

Payment of Interest by the Issuer in respect of the Covered Bonds

The Issuer, provided that it continues to be a bank within the meaning of section 991 of the Income Tax Act 2007 (**ITA**), and provided that the interest on the Covered Bonds is paid in the ordinary course of its business within the meaning of section 878 of ITA, will be entitled to make payment of interest without withholding or deduction for or on account of UK income tax.

Interest on the Covered Bonds may also be paid without withholding or deduction for or on account of UK tax where the Covered Bonds are listed on a "*recognised stock exchange*", as defined in section 1005 of ITA. (The London Stock Exchange is a recognised stock exchanges, and securities will be treated as listed on the London Stock Exchange if they are admitted to the Official List by the UK Listing Authority and admitted to trading by the London Stock Exchange).

Interest on the Covered Bonds may also be paid without withholding or deduction on account of UK tax where, at the time the payment is made, the Issuer reasonably believes (and any person by or through whom interest on the Covered Bonds is paid reasonably believes) that the interest constitutes an "excepted payment" within the meaning of any of sections 933 to 937 of ITA; provided that HMRC has not given a direction (in circumstances where it has reasonable grounds to believe that the above exemption is not available in respect of such payment of interest at the time the payment is made) that the interest should be paid under deduction of tax.

Interest on the Covered Bonds may also be paid without withholding or deduction on account of UK tax where the maturity of the Covered Bonds is less than 365 days.

In other cases, an amount must generally be withheld from payments of interest on the Covered Bonds on account of UK income tax at the savings rate (currently 20 per cent.). However, where an applicable double tax treaty provides for a lower rate of withholding tax (or for no tax to be withheld) in relation to interest paid to a Covered Bondholder, HMRC can issue a notice to the Issuer to pay interest to the Covered Bondholder without deduction of tax (or for interest to be paid with tax deducted at the rate provided for in the relevant double tax treaty).

Covered Bondholders may wish to note that, in certain circumstances, HMRC has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the UK who either pays or credits interest to or receives interest for the benefit of a Covered Bondholder, or who either pays amounts payable on the redemption of the Covered Bonds to, or receives amounts for the benefit of, a Covered Bondholder although HMRC published practice is that it will not exercise its power to require this information in respect of amounts payable on the redemption of Covered Bonds where such amounts are paid on or before 5 April 2008. Any information obtained may, in certain circumstances, be exchanged by HMRC with the tax authorities of the jurisdiction in which the Covered Bondholder is resident for tax purposes.

Payments by the LLP

If the LLP makes any payment in respect of interest on the Covered Bonds (or any other amounts due under the Covered Bonds other than the repayment of amounts subscribed for under the Covered Bonds) such payment may be subject to UK withholding tax at the basic rate (currently 22 per cent.), whether or not the Covered Bonds are listed on a "recognised stock exchange" within the meaning of section 1005 of ITA. If payments by the LLP are subject to any withholding or deduction for or on account of tax, the LLP will not be required to pay any additional amounts.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, a Member State is required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland).

The attention of Covered Bondholders is drawn to Condition 7(d).

U.S. Federal Income Taxation

To ensure compliance with U.S. Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of federal tax issues contained or referred to in this Prospectus is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the Internal Revenue Code; (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax adviser.

Notwithstanding any provision herein and the otherwise confidential nature of this Prospectus and its contents, and effective from the date of commencement of discussions concerning any of the transactions described or contemplated herein (the Transactions), each party hereto (and each employee, representative, or other agent of such party) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Transactions and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure, except to the extent that any such disclosure could reasonably be expected to cause a Transaction not to be in compliance with securities laws. In addition, no person may disclose the name of or identifying information with respect to any party identified herein or other non-public business or financial information that is unrelated to the tax treatment or tax structure of the Transactions without the prior consent of the Issuer. For purposes of this paragraph, the tax treatment of the Transactions is the purported or claimed U.S. federal income tax treatment of the Transactions, and the tax structure of the Transactions is any fact that may be relevant to understanding the purported or claimed U.S. federal income tax treatment of the Transactions.

The following is a summary of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of Covered Bonds by a U.S. Holder (as defined below). This summary does not address the material U.S. federal income tax consequences of every type of Covered Bond which may be issued under the Programme, and the applicable Final Terms may contain additional or modified disclosure concerning the material U.S. federal income tax consequences relevant to such type of Covered Bonds as are issued thereunder. This summary deals only with purchasers of Covered Bonds that are U.S. Holders, that will hold the Covered Bonds as capital assets, and that acquire Covered Bonds at initial issuance. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of Covered Bonds by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, persons that own (or are deemed to own) 10 per cent. or more (by voting power) of the shares in the Issuer, persons who have ceased to be U.S. citizens or to be taxed as resident aliens, investors that will hold the Covered Bonds as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes, or whose functional currency is not the U.S. dollar). This discussion also does not address any tax consequences applicable to holders of equity interests in a holder of the Covered Bonds. This discussion applies only to holders of Registered Covered Bonds.

As used herein, the term **U.S. Holder** means a beneficial owner of Covered Bonds that is for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation, created or organised under the laws of the United States or any State thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to

control all substantial decisions of the trust, or that is otherwise treated as a United States person. The tax consequences to a partner in a partnership holding Covered Bonds will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding Covered Bonds and such partnership should consult their tax adviser regarding the tax consequences of an investment in Covered Bonds.

This summary is based on the tax laws of the United States including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder (the **Treasury Regulations**), published rulings and court decisions, all as currently in effect and all of which are subject to change or differing interpretations at any time, possibly with retroactive effect.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE COVERED BONDS, THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

The Issuer generally intends to treat Covered Bonds issued under the Programme as debt, unless otherwise indicated in the applicable Final Terms. Certain Covered Bonds, however, such as Index Linked Redemption Covered Bonds, may be treated as equity for U.S. federal income tax purposes. The applicable Final Terms may contain modified disclosure concerning the tax treatment of Covered Bonds to which a treatment other than as debt may apply. The following disclosure applies only to Covered Bonds that are treated as debt for U.S. federal income tax purposes.

Payment of Interest

General

Interest on a Covered Bond, whether payable in U.S. dollars or a currency, composite currency or basket of currencies other than U.S. dollars (**foreign currency** interest on a **Foreign Currency Covered Bond**), other than interest on a "Discount Covered Bond" that is not "qualified stated interest" (each as defined below under *Original Issue Discount—General*), will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, depending on the holder's method of accounting for tax purposes. Interest paid by the Issuer on the Covered Bonds and OID, if any, accrued with respect to the Covered Bonds (as described below under *Original Issue Discount*) generally will constitute income from sources outside the United States subject to the rules regarding the foreign tax credit allowable to a U.S. Holder. Prospective purchasers should consult their tax advisers concerning the foreign tax credit implications of any payment of United Kingdom taxes.

Original Issue Discount

General

The following is a summary of the principal U.S. federal income tax consequences of the ownership of Covered Bonds issued with original issue discount (**OID**). The following summary does not discuss Covered Bonds that are characterised as contingent payment debt instruments for U.S. federal income tax purposes.

A Covered Bond, other than a Covered Bond with a term of one year or less (a **Short-Term Covered Bond**), will be treated as issued with OID (a **Discount Covered Bond**) if the excess of the Covered Bond's "stated redemption price at maturity" over its issue price is equal to or more than a de minimis amount (0.25 per cent. of the Covered Bond's stated redemption price at maturity multiplied by the number of complete years to its maturity). An obligation that provides for the payment of amounts other than qualified stated interest before maturity (an **instalment obligation**) will be treated as a Discount Covered Bond if the excess of the Covered Bond's stated redemption price at maturity over its issue price is greater than 0.25 per cent. of the Covered Bond's stated redemption price at maturity multiplied by the weighted average maturity of the Covered Bond. A Covered Bond's weighted average maturity is the sum of the following amounts determined for each payment on a Covered Bond (other than a payment of qualified stated interest): (i) the number of complete years from the issue date until the payment is made multiplied by (ii) a fraction, the numerator of which is the amount of the payment and the denominator of which is the Covered Bond's stated redemption price at maturity. Generally, the issue price of a Covered Bond will be the first price at which a substantial amount of Covered Bonds included in the issue of which the Covered Bond is a part is sold to persons other than bond houses, brokers, or similar persons or organisations acting in the capacity of underwriters, placement agents, or wholesalers. The stated redemption price at maturity of a Covered Bond is the total of all payments provided by the Covered Bond that are not payments of "qualified stated interest." A qualified stated interest payment is generally any one of a series of stated interest payments on a Covered Bond that are unconditionally payable at least annually at a single fixed rate (with certain exceptions for lower rates paid during some periods), or a variable rate (in the circumstances described below under *–Variable Interest*

Rate Covered Bonds), applied to the outstanding principal amount of the Covered Bond. Solely for the purposes of determining whether a Covered Bond has OID, the Issuer will be deemed to exercise any call option that has the effect of decreasing the yield on the Covered Bond, and the U.S. Holder will be deemed to exercise any put option that has the effect of increasing the yield on the Covered Bond. If a Covered Bond has de minimis OID, a U.S. Holder must include the de minimis amount in income as stated principal payments are made on the Covered Bond, unless the holder makes the election described below under — *Election to Treat All Interest as Original Issue Discount*. A U.S. Holder can determine the includible amount with respect to each such payment by multiplying the total amount of the Covered Bond's de minimis OID by a fraction equal to the amount of the principal payment made divided by the stated principal amount of the Covered Bond.

U.S. Holders of Discount Covered Bonds must include OID in income calculated on a constant-yield method before the receipt of cash attributable to the income, and generally will have to include in income increasingly greater amounts of OID over the life of the Discount Covered Bonds. The amount of OID includible in income by a U.S. Holder of a Discount Covered Bond is the sum of the daily portions of OID with respect to the Discount Covered Bond for each day during the taxable year or portion of the taxable year on which the U.S. Holder holds the Discount Covered Bond (**accrued OID**). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. Accrual periods with respect to a Covered Bond may be of any length selected by the U.S. Holder and may vary in length over the term of the Covered Bonds as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the Covered Bond occurs on either the final or first day of an accrual period. The amount of OID allocable to an accrual period equals the excess of (a) the product of the Discount Covered Bond's adjusted issue price at the beginning of the accrual period and the Discount Covered Bond's yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of qualified stated interest on the Covered Bond allocable to the accrual period. The "adjusted issue price" of a Discount Covered Bond at the beginning of any accrual period is the issue price of the Covered Bond increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the amount of any payments previously made on the Covered Bond that were not qualified stated interest payments.

Acquisition Premium

A U.S. Holder that purchases a Discount Covered Bond for an amount less than or equal to the sum of all amounts payable on the Covered Bond after the purchase date, other than payments of qualified stated interest, but in excess of its adjusted issue price (any such excess being **acquisition premium**) and that does not make the election described below under –*Election to Treat All Interest as Original Issue Discount*, is permitted to reduce the daily portions of OID by a fraction, the numerator of which is the excess of the U.S. Holder's adjusted basis in the Discount Covered Bond immediately after its purchase over the Discount Covered Bond's adjusted issue price, and the denominator of which is the excess of the sum of all amounts payable on the Discount Covered Bond after the purchase date, other than payments of qualified stated interest, over the Discount Covered Bond's adjusted issue price.

Market Discount

A Covered Bond, other than a Short-Term Bond, generally will be treated as purchased at a market discount (a **Market Discount Covered Bond**) if the Covered Bond's stated redemption price at maturity or, in the case of a Discount Covered Bond, the Covered Bond's "revised issue price", exceeds the amount for which the U.S. Holder purchased the Covered Bond by at least 0.25 per cent. of the Covered Bond's stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the Covered Bond's maturity (or, in the case of a Covered Bond that is an instalment obligation, the Covered Bond's weighted average maturity). If this excess is not sufficient to cause the Covered Bond to be a Market Discount Covered Bond, then the excess constitutes "de minimis market discount". For this purpose, the "revised issue price" of a Bond generally equals its issue price, increased by the amount of any OID that has accrued on the Bond and decreased by the amount of any payments previously made on the Bond that were not qualified stated interest payments.

Under the market discount rules, a U.S. Holder will be required to treat any principal payment (or, in the case of a Discount Covered Bond, any payment that does not constitute qualified stated interest) on, or any gain realised on the sale, exchange, retirement or other disposition of, a Market Discount Covered Bond as ordinary income to the extent of the lesser of (i) the amount of such payment or realised gain or (ii) the market discount which has not previously been included in income and is treated as having accrued on such Market Discount Covered Bond at the time of such payment or disposition. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Market Discount Covered Bond, unless the U.S. Holder elects to accrue market discount under a constant yield method.

A U.S. Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a Market Discount Covered Bond until the maturity of such Market Discount Covered Bond or certain earlier dispositions, because a current deduction is only allowed to the extent the interest expense exceeds an allocable portion of market discount. A U.S. Holder may elect to include market discount in income currently as it accrues (under either a ratable or a constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the Market Discount Covered Bond and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Generally, such currently included market discount is treated as ordinary interest income for U.S. federal income tax purposes. Such an election will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the Internal Revenue Service (the **IRS**).

Election to Treat All Interest as Original Issue Discount

A U.S. Holder may elect to include in gross income all interest that accrues on a Covered Bond using the constant-yield method described above under *Original Issue Discount—General*, with certain modifications. For purposes of this election, interest includes stated interest, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortisable bond premium (described below under *–Covered Bonds Purchased at a Premium*) or acquisition premium. If a U.S. Holder makes this election for the Covered Bond, then, when the constant-yield method is applied the issue price of the Covered Bond will equal its cost, the issue date of the Covered Bond will be the date of acquisition, and no payments on the Covered Bond will be treated as payments of qualified stated interest. This election will generally apply only to the Covered Bond with respect to which it is made and may not be revoked without the consent of the IRS. However, if the Covered Bond has amortisable bond premium, the U.S. Holder will be deemed to have made an election to apply amortisable bond premium against interest for all debt instruments with amortisable bond premium, other than debt instruments the interest on which is excludible from gross income, held as of the beginning of the taxable year to which the election applies or any taxable year thereafter. If the election to apply the constant-yield method to all interest on a Covered Bond is made with respect to a Market Discount Covered Bond, the electing U.S. Holder will be treated as having made the election discussed above under *–Market Discount* to include market discount in income currently over the life of all debt instruments with market discount held or thereafter acquired by the U.S. Holder. U.S. Holders should consult their tax advisers concerning the propriety and consequences of this election.

Variable Interest Rate Covered Bonds

Covered Bonds that provide for interest at variable rates (**Variable Interest Rate Covered Bonds**) generally will bear interest at a "qualified floating rate" and thus will be treated as "variable rate debt instruments" under Treasury Regulations governing accrual of OID. A Variable Interest Rate Covered Bond will qualify as a "variable rate debt instrument" if (a) its issue price does not exceed the total noncontingent principal payments due under the Variable Interest Rate Covered Bond by more than a specified de minimis amount and (b) it provides for stated interest, paid or compounded at least annually, at (i) one or more qualified floating rates, (ii) a single fixed rate and one or more qualified floating rates, (iii) a single objective rate, or (iv) a single fixed rate and a single objective rate that is a qualified inverse floating rate.

A **qualified floating rate** is any variable rate where variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Variable Interest Rate Covered Bond is denominated. A fixed multiple of a qualified floating rate will constitute a qualified floating rate only if the multiple is greater than 0.65 but not more than 1.35. A variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate, will also constitute a qualified floating rate. In addition, two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Variable Interest Rate Covered Bond (e.g., two or more qualified floating rates with values within 25 basis points of each other as determined on the Variable Interest Rate Covered Bond's issue date) will be treated as a single qualified floating rate. Notwithstanding the foregoing, a variable rate that would otherwise constitute a qualified floating rate but which is subject to one or more restrictions such as a maximum numerical limitation (i.e., a cap) or a minimum numerical limitation (i.e., a floor) may, under certain circumstances, fail to be treated as a qualified floating rate unless the cap or floor is fixed throughout the term of the Covered Bond.

An **objective rate** is a rate that is not itself a qualified floating rate but which is determined using a single fixed formula and which is based on objective financial or economic information (e.g., one or more qualified floating rates or the yield of actively traded personal property). A rate will not qualify as an objective rate if it is based on information that is within the control of the Issuer (or a related party) or that is unique to the circumstances of the Issuer (or a related party), such as dividends, profits or the value of the Issuer's stock (although a rate does not fail to be an objective rate merely because it is based on the credit quality of

the Issuer). Other variable interest rates may be treated as objective rates if so designated by the IRS in the future. Despite the foregoing, a variable rate of interest on a Variable Interest Rate Covered Bond will not constitute an objective rate if it is reasonably expected that the average value of the rate during the first half of the Variable Interest Rate Covered Bond's term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Variable Interest Rate Covered Bond's term. A "qualified inverse floating rate" is any objective rate where the rate is equal to a fixed rate minus a qualified floating rate, as long as variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate. If a Variable Interest Rate Covered Bond provides for stated interest at a fixed rate for an initial period of one year or less followed by a variable rate that is either a qualified floating rate or an objective rate for a subsequent period and if the variable rate on the Variable Interest Rate Covered Bond's issue date is intended to approximate the fixed rate (e.g., the value of the variable rate on the issue date does not differ from the value of the fixed rate by more than 25 basis points), then the fixed rate and the variable rate together will constitute either a single qualified floating rate or objective rate, as the case may be.

A qualified floating rate or objective rate in effect at any time during the term of the instrument must be set at a "current value" of that rate. A **current value** of a rate is the value of the rate on any day that is no earlier than 3 months prior to the first day on which that value is in effect and no later than 1 year following that first day.

If a Variable Interest Rate Covered Bond that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof qualifies as a "variable rate debt instrument", then any stated interest on the Covered Bond which is unconditionally payable in cash or property (other than debt instruments of the Issuer) at least annually will constitute qualified stated interest and will be taxed accordingly. Thus, a Variable Interest Rate Covered Bond that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof and that qualifies as a "variable rate debt instrument" will generally not be treated as having been issued with OID unless the Variable Interest Rate Covered Bond is issued at a **true discount** (i.e., at a price below the Covered Bond's stated principal amount) in excess of a specified de minimis amount. OID on a Variable Interest Rate Covered Bond arising from true discount is allocated to an accrual period using the constant yield method described above by assuming that the variable rate is a fixed rate equal to (i) in the case of a qualified floating rate or qualified inverse floating rate, the value, as of the issue date, of the qualified floating rate or qualified inverse floating rate, or (ii) in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the Variable Interest Rate Covered Bond.

In general, any other Variable Interest Rate Covered Bond that qualifies as a "variable rate debt instrument" will be converted into an equivalent fixed rate debt instrument for purposes of determining the amount and accrual of OID and qualified stated interest on the Variable Interest Rate Covered Bond. Such a Variable Interest Rate Covered Bond must be converted into an equivalent fixed rate debt instrument by substituting any qualified floating rate or qualified inverse floating rate provided for under the terms of the Variable Interest Rate Covered Bond with a fixed rate equal to the value of the qualified floating rate or qualified inverse floating rate, as the case may be, as of the Variable Interest Rate Covered Bond's issue date. Any objective rate (other than a qualified inverse floating rate) provided for under the terms of the Variable Interest Rate Covered Bond is converted into a fixed rate that reflects the yield that is reasonably expected for the Variable Interest Rate Covered Bond. In the case of a Variable Interest Rate Covered Bond that qualifies as a "variable rate debt instrument" and provides for stated interest at a fixed rate in addition to either one or more qualified floating rates or a qualified inverse floating rate, the fixed rate is initially converted into a qualified floating rate (or a qualified inverse floating rate, if the Variable Interest Rate Covered Bond provides for a qualified inverse floating rate). Under these circumstances, the qualified floating rate or qualified inverse floating rate that replaces the fixed rate must be such that the fair market value of the Variable Interest Rate Covered Bond as of the Variable Interest Rate Covered Bond's issue date is approximately the same as the fair market value of an otherwise identical debt instrument that provides for either the qualified floating rate or qualified inverse floating rate rather than the fixed rate. Subsequent to converting the fixed rate into either a qualified floating rate or a qualified inverse floating rate, the Variable Interest Rate Covered Bond is converted into an equivalent fixed rate debt instrument in the manner described above.

Once the Variable Interest Rate Covered Bond is converted into an equivalent fixed rate debt instrument pursuant to the foregoing rules, the amount of OID and qualified stated interest, if any, are determined for the equivalent fixed rate debt instrument by applying the general OID rules to the equivalent fixed rate debt instrument and a U.S. Holder of the Variable Interest Rate Covered Bond will account for the OID and qualified stated interest as if the U.S. Holder held the equivalent fixed rate debt instrument. In each accrual period, appropriate adjustments will be made to the amount of qualified stated interest or OID assumed to have been accrued or paid with respect to the equivalent fixed rate debt instrument in the event

that these amounts differ from the actual amount of interest accrued or paid on the Variable Interest Rate Covered Bond during the accrual period.

If a Variable Interest Rate Covered Bond, such as a Covered Bond the payments on which are determined by reference to an index, does not qualify as a "variable rate debt instrument", then the Variable Interest Rate Covered Bond will be treated as a contingent payment debt instrument. Prospective purchasers should consult with their own tax advisers concerning the proper U.S. federal income tax treatment of Variable Interest Rate Covered Bonds that are treated as contingent payment debt.

Short-Term Covered Bonds

In general, an individual or other cash basis U.S. Holder of a Short-Term Covered Bond is not required to accrue OID (calculated as set forth below for the purposes of this paragraph) for U.S. federal income tax purposes unless it elects to do so (but may be required to include any stated interest in income as the interest is received). Accrual basis U.S. Holders and certain other U.S. Holders are required to accrue OID on Short-Term Covered Bonds on a straight-line basis or, if the U.S. Holder so elects, under the constant-yield method (based on daily compounding). In the case of a U.S. Holder not required and not electing to include OID in income currently, any gain realised on the sale or retirement of the Short-Term Covered Bond will be ordinary income to the extent of the OID accrued on a straight-line basis (unless an election is made to accrue the OID under the constant-yield method) through the date of sale or retirement. U.S. Holders who are not required and do not elect to accrue OID on Short-Term Covered Bonds will be required to defer deductions for interest on borrowings allocable to Short-Term Covered Bonds in an amount not exceeding the deferred income until the deferred income is realised.

For purposes of determining the amount of OID subject to these rules, all interest payments on a Short-Term Covered Bond are included in the Short-Term Covered Bond's stated redemption price at maturity. A U.S. Holder may elect to determine OID on a Short-Term Covered Bond as if the Short-Term Covered Bond had been originally issued to the U.S. Holder as the U.S. Holder's purchase price for the Short-Term Covered Bond. This election shall apply to all obligations with a maturity of one year or less acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

Covered Bonds Purchased at a Premium

A U.S. Holder that purchases a Covered Bond for an amount in excess of its principal amount, or for a Discount Covered Bond, its stated redemption price at maturity, may elect to treat the excess as "amortisable bond premium", in which case the amount required to be included in the U.S. Holder's income each year with respect to interest on the Covered Bond will be reduced by the amount of amortisable bond premium allocable (based on the Covered Bond's yield to maturity) to that year. Any election to amortise bond premium shall apply to all bonds (other than bonds the interest on which is excludable from gross income for U.S. federal income tax purposes) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and is irrevocable without the consent of the IRS. See also *Original Issue Discount—Election to Treat All Interest as Original Issue Discount.* A U.S. Holder that does not elect to take bond premium (other than acquisition premium) into account currently will recognise a capital loss when the Covered Bond matures.

Modifications to the Terms and Conditions of the Covered Bonds

Certain modifications to the terms of the Covered Bonds described in Condition 14, including the substitution of a new primary obligor for the Issuer, may constitute a taxable event, in which case such modification would be treated for U.S. federal income tax purposes as an exchange of the Covered Bond for a new Covered Bond at the time the modification occurs (a **Deemed Exchange**) for an amount equal to the fair market value of the new Covered Bond. As a result, pursuant to a Deemed Exchange, a U.S. Holder of a Covered Bond may be required to recognise gain for U.S. federal income tax purposes despite not having received any actual distributions of income in connection with the Deemed Exchange. (See *–Purchase, Sale and Retirement of Covered Bonds* below.)

Purchase, Sale and Retirement of Covered Bonds

A U.S. Holder's tax basis in a Covered Bond will generally be its cost, increased by the amount of any OID or market discount included in the U.S. Holder's income with respect to the Covered Bond and the amount, if any, of income attributable to de minimis OID and de minimis market discount included in the U.S. Holder's income with respect to the Covered Bond, and reduced by (i) the amount of any payments that are not qualified stated interest payments, and (ii) the amount of any amortisable bond premium applied to reduce interest on the Covered Bond.

A U.S. Holder will generally recognise gain or loss on the sale or retirement of a Covered Bond equal to the difference between the amount realised on the sale or retirement and the tax basis of the Covered Bond. Except to the extent described above under *Original Issue Discount—Market Discount* or *Original Issue Discount—Short Term Covered Bonds* or attributable to accrued but unpaid interest or changes in exchange rates (as discussed below), gain or loss recognised on the sale or retirement of a Covered Bond will be capital gain or loss and generally will be treated as from U.S. sources for purposes of the U.S. foreign tax credit limitation and may be taxable at reduced rates in the case of a U.S. Holder that is an individual, estate or trust, if the Covered Bonds are held for more than one year. The deductibility of capital losses is subject to limitations.

Foreign Currency Covered Bonds

Interest

If an interest payment is denominated in, or determined by reference to, a foreign currency, the amount of income recognised by a cash basis U.S. Holder will be the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars.

An accrual basis U.S. Holder may determine the amount of income recognised with respect to an interest payment denominated in, or determined by reference to, a foreign currency in accordance with either of two methods. Under the first method, the amount of income accrued will be based on the average exchange rate in effect during the interest accrual period (or, in the case of an accrual period that spans two taxable years of a U.S. Holder, the part of the period within the taxable year).

Under the second method, the U.S. Holder may elect to determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period (or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year). Additionally, if a payment of interest is actually received within five business days of the last day of the accrual period, an electing accrual basis U.S. Holder may instead translate the accrued interest into U.S. dollars at the exchange rate in effect on the day of actual receipt. Any such election will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and will be irrevocable without the consent of the IRS.

Upon receipt of an interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a Covered Bond) denominated in, or determined by reference to, a foreign currency, the U.S. Holder may recognise U.S. source exchange gain or loss (taxable as ordinary income or loss) equal to the difference between the amount received (translated into U.S. dollars at the spot rate on the date of receipt) and the amount previously accrued, regardless of whether the payment is in fact converted into U.S. dollars.

OID

OID for each accrual period on a Discount Covered Bond that is denominated in, or determined by reference to, a foreign currency, will be determined in the foreign currency and then translated into U.S. dollars in the same manner as stated interest accrued by an accrual basis U.S. Holder, as described above under *Foreign Currency Covered Bonds—Interest*. Upon receipt of an amount attributable to OID (whether in connection with a payment on the Covered Bond or a sale of the Covered Bond), a U.S. Holder may recognise U.S. source exchange gain or loss (taxable as ordinary income or loss) equal to the difference between the amount received (translated into U.S. dollars at the spot rate on the date of receipt) and the amount previously accrued, regardless of whether the payment is in fact converted into U.S. dollars.

Bond Premium

Bond premium (including acquisition premium) on a Covered Bond that is denominated in, or determined by reference to, a foreign currency, will be computed in units of the foreign currency, and any

such bond premium that is taken into account currently will reduce interest income in units of the foreign currency.

On the date bond premium offsets interest income, a U.S. Holder may recognise U.S. source exchange gain or loss (taxable as ordinary income or loss) measured by the difference between the spot rate in effect on that date, and on the date the Covered Bonds were acquired by the U.S. Holder.

Purchase, Sale and Retirement of Covered Bonds

As discussed above under Purchase, Sale and Retirement of Covered Bonds, a U.S. Holder will generally recognise gain or loss on the sale or retirement of a Covered Bond equal to the difference between the amount realised on the sale or retirement and its tax basis in the Covered Bond. A U.S. Holder's tax basis in a Foreign Currency Covered Bond will be determined by reference to the U.S. dollar cost of the Covered Bond. The U.S. dollar cost of a Covered Bond purchased with foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of Covered Bonds traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the purchase.

The amount realised on a sale or retirement for an amount in foreign currency will be the U.S. dollar value of this amount on the date of sale or retirement or, in the case of Covered Bonds traded on an established securities market, as defined in the applicable Treasury Regulations, sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the sale. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

A U.S. Holder will recognise U.S. source exchange gain or loss (taxable as ordinary income or loss) on the sale or retirement of a Covered Bond equal to the difference, if any between the U.S. dollar values of the U.S. Holder's purchase price for the Covered Bond (or, if less, the principal amount of the Covered Bond) (i) on the date of sale or retirement and (ii) the date on which the U.S. Holder acquired the Covered Bond. Any such exchange gain or loss will be realised only to the extent of total gain or loss realised on the sale or retirement.

Disposition of Foreign Currency

Foreign currency received as interest on a Covered Bond or on the sale or retirement of a Covered Bond will generally have a tax basis equal to its U.S. dollar value at the time the interest is received or at the time of the sale or retirement. Foreign currency that is purchased will generally have a tax basis equal to the U.S. dollar value of the foreign currency on the date of purchase. Any gain or loss recognised on a sale or other disposition of a foreign currency (including its use to purchase Covered Bonds or upon exchange for U.S. dollars) will be U.S. source ordinary income or loss.

Backup Withholding and Information Reporting

In general, payments of interest and accrued OID on, and the proceeds of a sale, redemption or other disposition of, the Covered Bonds, payable to a U.S. Holder within the United States or by a U.S. paying agent or certain other U.S.-related intermediaries will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Backup withholding may apply to these payments and to accruals of OID if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or otherwise to comply with the applicable backup withholding requirements. Certain U.S. Holders (including, among others, corporations) are not subject to information reporting or backup withholding. U.S. Holders should consult their tax advisers as to their qualification for exemption from information reporting and/or backup withholding and the procedure for obtaining an exemption.

Disclosure Requirements

Treasury Regulations meant to require the reporting of certain tax shelter transactions (**Reportable Transactions**) could be interpreted to cover transactions generally not regarded as tax shelters, including certain foreign currency transactions. Under the Treasury Regulations, certain transactions may be characterised as Reportable Transactions including, in certain circumstances, a sale, exchange, retirement or other taxable disposition of a Foreign Currency Covered Bond and/or a Covered Bond issued with OID. Persons considering the purchase of such Covered Bonds should consult with their own tax advisers to determine the tax return obligations, if any, with respect to an investment in such Covered Bonds, including any requirement to file IRS Form 8886 (Reportable Transaction Disclosure Statement).

ERISA Considerations

The Rule 144A Global Covered Bonds and Definitive IAI Registered Covered Bonds are eligible for purchase by employee benefit plans and other plans subject to the US Employee Retirement Income Security Act of 1974, as amended (**ERISA**), and/or the provisions of section 4975 of the Internal Revenue Code of 1986, as amended (the **Code**) and by governmental plans that are subject to state, local or other federal law of the United States that is substantially similar to ERISA or section 4975 of the Code, subject to consideration of the issues described in this section. ERISA imposes certain requirements on **employee benefit plans** (as defined in section 3(3) of ERISA) subject to ERISA, including entities such as collective investment funds and separate accounts whose underlying assets include the assets of such plans (collectively, **ERISA Plans**) and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA's general fiduciary requirements, including the requirements of investment prudence and diversification and the requirement that an ERISA Plan's investments be made in accordance with the documents governing the Plan. The prudence of a particular investment must be determined by the responsible fiduciary of an ERISA Plan by taking into account the ERISA Plan's particular circumstances and all of the facts and circumstances of the investment including, but not limited to, the matters discussed under *Risk factors* and the fact that in the future there may be no market in which such fiduciary will be able to sell or otherwise dispose of the Rule 144A Global Covered Bonds and Definitive IAI Registered Covered Bonds.

Section 406 of ERISA and section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan (as well as those plans that are not subject to ERISA but which are subject to section 4975 of the Code, such as individual retirement accounts (together with ERISA Plans, the **Plans**)) and certain persons (referred to as **parties in interest** or **disqualified persons**) having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code.

The Original Seller, the Issuer, the Guarantors, the Servicer, the Security Trustee or any other party to the transactions contemplated by the Transaction Documents may be parties in interest or disqualified persons with respect to many Plans. Prohibited transactions within the meaning of section 406 of ERISA or section 4975 of the Code may arise if any of the Rule 144A Global Covered Bonds and Definitive IAI Registered Covered Bonds are acquired or held by a Plan with respect to which Original Seller, the Issuer, the Guarantors, the Servicer, the Security Trustee or any other party to the transactions contemplated by the Transaction Documents is a party in interest or a disqualified person. Certain exemptions from the prohibited transaction provisions of section 406 of ERISA and section 4975 of the Code may be applicable, however, depending in part on the type of Plan fiduciary making the decision to acquire any such Covered Bonds and the circumstances under which such decision is made. Included among these exemptions are Prohibited Transaction Class Exemption (**PTCE**) 91-38 (relating to investments by bank collective investment funds), PTCE 84-14 (relating to transactions effected by a "qualified professional asset manager"), PTCE 95-60 (relating to transactions involving insurance company general accounts), PTCE 90-1 (relating to investments by insurance company pooled separate accounts) and PTCE 96-23 (relating to transactions determined by in-house asset managers). There can be no assurance that any of these class exemptions or any other exemption will be available with respect to any particular transaction involving any such Covered Bonds.

Each purchaser and subsequent transferee of any Rule 144A Global Covered Bonds or Definitive IAI Registered Covered Bonds will be deemed by such purchase or acquisition of any such Covered Bond to have represented and warranted, on each day from the date on which the purchaser or transferee acquires such note through and including the date on which the purchaser or transferee disposes of such note, either that (A) it is not a Plan or an entity whose underlying assets include the assets of any Plan or a governmental plan which is subject to any federal, state or local law of the United States that is substantially similar to the provisions of section 406 of ERISA or section 4975 of the Code or (B) its purchase, holding and disposition of such note will not result in a prohibited transaction under section 406 of ERISA or section 4975 of the Code (or, in the case of a governmental plan, any substantially similar federal, state or local law of the United States) for which an exemption is not available.

In addition, Section 3(42) of ERISA and a regulation promulgated by the US Department of Labor (at 29 C.F.R. section 2510.3-101) (collectively, the **Plan Asset Regulation**) describe what constitutes the assets of a Plan with respect to the Plan's investment in an entity for purposes of certain provisions of ERISA, including the fiduciary responsibility provisions of Title I of ERISA, and section 4975 of the Code. Under the Plan Asset Regulation, if a Plan invests in an "equity interest" of an entity that is neither a "publicly-offered security" nor a security issued by an investment company registered under the Investment Company Act, the Plan's assets include both the equity interest and an undivided interest in each of the entity's underlying assets, unless one of the exceptions to such treatment described in the Plan Asset Regulation applies. Under the Plan Asset Regulation, a security which is in form debt may be considered an

"equity interest" if it has "substantial equity features". If the issuing entity were deemed under the Plan Asset Regulation to hold plan assets by reason of a Plan's investment in any of the Rule 144A Global Covered Bonds or Definitive IAI Registered Covered Bonds, such plan assets would include an undivided interest in the assets held by the issuing entity and transactions by the issuing entity would be subject to the fiduciary responsibility provisions of Title I of ERISA and the prohibited transaction provisions of ERISA and section 4975 of the Code. While no assurance can be given, the issuing entity believes that the Rule 144A Global Covered Bonds and Definitive IAI Registered Covered Bonds should not be treated as "equity interests" for the purposes of the Plan Asset Regulation.

Any insurance company proposing to purchase any of the Rule 144A Global Covered Bonds and Definitive IAI Registered Covered Bonds using the assets of its general account should consider the extent to which such investment would be subject to the requirements of ERISA in light of the US Supreme Court's decision in John Hancock Mutual Life Insurance Co. v. Harris Trust and Savings Bank and under any subsequent guidance that may become available relating to that decision. In particular, such an insurance company should consider the retroactive and prospective exemptive relief granted by the US Department of Labor for transactions involving insurance company general accounts in PTCE 95-60, 60 Fed. Reg. 35925 (12 July 1995), the enactment of section 401(c) of ERISA by the Small Business Job Protection Act of 1996 (including, without limitation, the expiration of any relief granted thereunder) and the Insurance Company General Account Regulations, 65 Fed. Reg. No. 3 (5 January 2000) (to be codified at 29 C.F.R. pt. 2550) that became generally applicable on 5 July 2001.

Each Plan fiduciary who is responsible for making the investment decisions whether to purchase or commit to purchase and to hold any of the Rule 144A Global Covered Bonds and Definitive IAI Registered Covered Bonds should determine whether, under the documents and instruments governing the Plan, an investment in such Covered Bonds is appropriate for the Plan, taking into account the overall investment policy of the Plan and the composition of the Plan's investment portfolio. Any Plan proposing to invest in such Covered Bonds (including any governmental plan) should consult with its counsel to confirm that such investment will not result in a non-exempt prohibited transaction and will satisfy the other requirements of ERISA and the Code (or, in the case of a governmental plan, any substantially similar state, local or other federal law).

The sale of any Rule 144A Global Covered Bonds or Definitive IAI Registered Covered Bonds to a Plan is in no respect a representation by the Original Seller, the Issuer, the Guarantors, the Servicer, the Security Trustee or any other party to the transactions contemplated by the Transaction Documents that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

Subscription and Sale and Transfer and Selling Restrictions

The Dealers have, in a programme agreement (as the same may be amended and/or supplemented and/or restated from time to time, the **Programme Agreement**) dated 30 April 2004 (as amended and restated on 9 November 2005, 27 September 2006 and on or about 8 June 2007) agreed with the Issuer and the LLP a basis upon which such Dealers or any of them may from time to time agree to purchase Covered Bonds. Any such agreement for any particular purchase by a Dealer will extend to those matters stated under Form of the Covered Bonds and Terms and Conditions of the Covered Bonds above. The Issuer may pay the Dealers commission from time to time in connection with the sale of any Covered Bonds. In the Programme Agreement, the Issuer has agreed to reimburse and indemnify the Dealers for certain of their expenses and liabilities in connection with the establishment and any future updates of the Programme and the issue of Covered Bonds under the Programme. The Dealers are entitled to be released and discharged from their obligations in relation to any agreement to issue and purchase Covered Bonds under the Programme Agreement in certain circumstances prior to payment to the Issuer.

Transfer Restrictions

As a result of the following restrictions, purchasers of Covered Bonds in the United States are advised to consult legal counsel prior to making any purchase, offer, sale, resale or other transfer of such Covered Bonds.

Each purchaser of Registered Covered Bonds (other than a person purchasing an interest in a Registered Global Covered Bond with a view to holding it in the form of an interest in the same Global Covered Bond) or person wishing to transfer an interest from one Registered Global Covered Bond to another or from global to definitive form or vice versa, will be required to acknowledge, represent and agree as follows (terms used in this paragraph that are defined in Rule 144A or in Regulation S are used herein as defined therein):

(i) that either: (a) it is a QIB, purchasing (or holding) the Covered Bonds for its own account or for the account of one or more QIBs and it is aware that any sale to it is being made in reliance on Rule 144A, (b) it is an Institutional Accredited Investor which has delivered an IAI Investment Letter or (c) it is outside the United States and is not a U.S. person;

(ii) that the Covered Bonds are being offered and sold in a transaction not involving a public offering in the United States within the meaning of the Securities Act, and that the Covered Bonds and the Covered Bond Guarantee have not been and will not be registered under the Securities Act or any applicable U.S. State securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except as set forth below;

(iii) that, unless it holds an interest in a Regulation S Global Covered Bond and either is a person located outside the United States or is not a U.S. person, if in the future it decides to resell, pledge or otherwise transfer the Covered Bonds or any beneficial interests in the Covered Bonds, it will do so, prior to the date which is two years after the later of the last Issue Date for the Series and the last date on which the Issuer or an affiliate of the Issuer was the owner of such Covered Bonds, only (a) to the Issuer or any affiliate thereof, (b) inside the United States to a person whom the seller reasonably believes is a QIB purchasing for its own account or for the account of a QIB in a transaction meeting the requirements of Rule 144A, (c) outside the United States in compliance with Rule 903 or Rule 904 under the Securities Act, (d) pursuant to the exemption from registration provided by Rule 144 under the Securities Act (if available) or (e) pursuant to an effective registration statement under the Securities Act, in each case in accordance with all applicable U.S. State securities laws;

(iv) it will, and will require each subsequent holder to, notify any purchaser of the Covered Bonds from it of the resale restrictions referred to in paragraph (iii) above, if then applicable;

(v) that Covered Bonds initially offered in the United States to QIBs will be represented by one or more Rule 144A Global Covered Bonds, that Covered Bonds offered to Institutional Accredited Investors will be in the form of Definitive IAI Registered Covered Bonds and that Covered Bonds offered outside the United States in reliance on Regulation S will be represented by one or more Regulation S Global Covered Bonds;

(vi) that the Legended Covered Bonds will bear a legend to the following effect unless otherwise agreed to by the Issuer:

"THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE **SECURITIES ACT**), OR ANY OTHER APPLICABLE U.S. STATE

SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF, THE HOLDER (A) REPRESENTS THAT (1) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) PURCHASING THE SECURITIES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ONE OR MORE QUALIFIED INSTITUTIONAL BUYERS OR (2) IT IS AN INSTITUTIONAL "ACCREDITED INVESTOR" (AS DEFINED IN RULE 501(A)(1), (2), (3) OR (7) UNDER THE SECURITIES ACT) (AN **INSTITUTIONAL ACCREDITED INVESTOR**); (B) AGREES THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THE SECURITIES EXCEPT IN ACCORDANCE WITH THE AGENCY AGREEMENT IN RESPECT OF THIS SECURITY (THE **AGENCY AGREEMENT**) AND, PRIOR TO THE DATE WHICH IS TWO YEARS AFTER THE LATER OF THE LAST ISSUE DATE FOR THE SERIES AND THE LAST DATE ON WHICH THE ISSUER OR AN AFFILIATE OF THE ISSUER WAS THE OWNER OF SUCH SECURITIES OTHER THAN (1) TO THE ISSUER OR ANY AFFILIATE THEREOF, (2) INSIDE THE UNITED STATES TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (3) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 903 OR RULE 904 UNDER THE SECURITIES ACT, (4) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE) OR (5) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND ANY OTHER JURISDICTION; AND (C) IT AGREES THAT IT WILL DELIVER TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND.

THIS SECURITY AND RELATED DOCUMENTATION (INCLUDING, WITHOUT LIMITATION, THE AGENCY AGREEMENT REFERRED TO HEREIN) MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WITHOUT THE CONSENT OF, BUT UPON NOTICE TO, THE HOLDERS OF SUCH SECURITIES SENT TO THEIR REGISTERED ADDRESSES, TO MODIFY THE RESTRICTIONS ON AND PROCEDURES FOR RESALES AND OTHER TRANSFERS OF THIS SECURITY TO REFLECT ANY CHANGE IN APPLICABLE LAW OR REGULATION (OR THE INTERPRETATION THEREOF) OR IN PRACTICES RELATING TO RESALES OR OTHER TRANSFERS OF RESTRICTED SECURITIES GENERALLY. THE HOLDER OF THIS SECURITY SHALL BE DEEMED, BY ITS ACCEPTANCE OR PURCHASE HEREOF, TO HAVE AGREED TO ANY SUCH AMENDMENT OR SUPPLEMENT (EACH OF WHICH SHALL BE CONCLUSIVE AND BINDING ON THE HOLDER HEREOF AND ALL FUTURE HOLDERS OF THIS SECURITY AND ANY SECURITIES ISSUED IN EXCHANGE OR SUBSTITUTION THEREFOR, WHETHER OR NOT ANY NOTATION THEREOF IS MADE HEREON).";

PROSPECTIVE PURCHASERS ARE HEREBY NOTIFIED THAT A SELLER OF THIS SECURITY MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A.";

(vii) if it is outside the United States and is not a U.S. person, that if it should resell or otherwise transfer the Covered Bonds prior to the expiration of the distribution compliance period (defined as 40 days after the completion of the distribution of the Tranche of Covered Bonds of which such Covered Bonds are a part, as determined and certified by the relevant Dealer, in the case of a non-syndicated issue, or the relevant lead manager, in the case of a syndicated issue(s)), it will do so only (a)(i) outside the United States in compliance with Rule 903 or 904 under the Securities Act or (ii) to a QIB in compliance with Rule 144A and (b) in accordance with all applicable U.S. State securities laws; and it acknowledges that the Regulation S Global Covered Bonds will bear a legend to the following effect unless otherwise agreed to by the Issuer:

"THIS SECURITY HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE **SECURITIES ACT**), OR ANY APPLICABLE U.S. STATE SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT IN ACCORDANCE WITH THE AGENCY AGREEMENT IN RESPECT OF THIS SECURITY (THE **AGENCY AGREEMENT**) AND PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT. UNTIL THE EXPIRY OF THE

PERIOD OF 40 DAYS AFTER THE COMPLETION OF THE DISTRIBUTION OF ALL THE COVERED BONDS OF THE TRANCHE OF WHICH THIS COVERED BOND FORMS PART, SALES MAY NOT BE MADE IN THE UNITED STATES OR TO U.S. PERSONS UNLESS MADE (I) PURSUANT TO RULE 903 OR 904 OR REGULATION S UNDER THE SECURITIES ACT OR (II) TO QUALIFIED INSTITUTIONAL BUYERS AS DEFINED IN, AND IN TRANSACTIONS PURSUANT TO, RULE 144A UNDER THE SECURITIES ACT."; and

(viii) that the Issuer and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements and agrees that if any of such acknowledgements, representations or agreements made by it are no longer accurate, it shall promptly notify the Issuer; and if it is acquiring any Covered Bonds as a fiduciary or agent for one or more accounts it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

Institutional Accredited Investors who purchase Registered Covered Bonds in definitive form offered and sold in the United States in reliance upon the exemption from registration provided by Regulation D of the Securities Act are required to execute and deliver to the Registrar an IAI Investment Letter. Upon execution and delivery of an IAI Investment Letter by an Institutional Accredited Investor, Covered Bonds will be issued in definitive registered form, see *Form of the Covered Bonds*.

The IAI Investment Letter will state, among other things, the following:

(i) that the Institutional Accredited Investor has received a copy of the Prospectus and such other information as it deems necessary in order to make its investment decision;

(ii) that the Institutional Accredited Investor understands that any subsequent transfer of the Covered Bonds is subject to certain restrictions and conditions set forth in the Prospectus and the Covered Bonds (including those set out above) and that it agrees to be bound by, and not to resell, pledge or otherwise transfer the Covered Bonds except in compliance with, such restrictions and conditions and the Securities Act;

(iii) that, in the normal course of its business, the Institutional Accredited Investor invests in or purchases securities similar to the Covered Bonds;

(iv) that the Institutional Accredited Investor is an institution that is an accredited investor within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Covered Bonds, and it and any accounts for which it is acting are each able to bear the economic risk of its or any such accounts' investment for an indefinite period of time;

(v) that the Institutional Accredited Investor is acquiring the Covered Bonds purchased by it for its own account or for one or more accounts (each of which is an Institutional Accredited Investor) as to each of which it exercises sole investment discretion and not with a view to any distribution of the Covered Bonds, subject, nevertheless, to the understanding that the disposition of its property shall at all times be and remain within its control; and

(vi) that, in the event that the Institutional Accredited Investor purchases Covered Bonds, it will acquire Covered Bonds having a minimum purchase price of at least U.S.$500,000 (or the approximate equivalent in another Specified Currency).

No sale of Legended Covered Bonds in the United States to any one purchaser will be for less than U.S. $100,000 (or the approximate equivalent in another Specified Currency) principal amount or, in the case of sales to Institutional Accredited Investors, U.S.$500,000 (or the approximate equivalent in another Specified Currency) principal amount and no Legended Covered Bond will be issued in connection with such a sale in a smaller principal amount. If the purchaser is a non-bank fiduciary acting on behalf of others, each person for whom it is acting must purchase at least U.S.$100,000 (or the approximate equivalent in another Specified Currency) or, in the case of sales to Institutional Accredited Investors, U.S.$500,000 (or the approximate equivalent in another Specified Currency) principal amount of Registered Covered Bonds.

Dealers may arrange for the resale of Covered Bonds to QIBs pursuant to Rule 144A and each such purchaser of Covered Bonds is hereby notified that the Dealers may be relying on the exemption from the registration requirements of the Securities Act provided by Rule 144A. To the extent that the Issuer is not subject to or does not comply with the reporting requirements of Section 13 or 15(d) of the Exchange Act or the information furnishing requirements of Rule 12g3-2(b) thereunder, the Issuer has agreed to furnish to holders of Rule 144A Covered Bonds and to prospective purchasers designated by such holders, upon request, such information as may be required by Rule 144A(d)(4).

Selling Restrictions

United States

The Covered Bonds and the Covered Bond Guarantee have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from, or in transactions not subject to, the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

The Covered Bonds in bearer form are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Each Dealer has agreed that it will not offer, sell or deliver a Covered Bond in bearer form within the United States or to United States persons except as permitted by the Programme Agreement. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986, as amended, and regulations thereunder.

In connection with any Covered Bonds which are offered or sold outside the United States in reliance on Regulation S (**Regulation S Covered Bonds**), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it will not offer, sell or deliver such Regulations S Covered Bonds (i) as part of its distribution at any time or (ii) otherwise until 40 days after the completion of the distribution of the Tranche of Covered Bonds of which such Covered Bonds are a part, as determined and certified by the relevant Dealer, in the case of a non-syndicated issue, or the Lead Manager, in the case of a syndicated issue, and except in either case in accordance with Regulation S under the Securities Act. Each Dealer has further agreed, and each further Dealer appointed under the Programme will be required to agree, that it will send to each dealer to which it sells any Regulation S Covered Bonds during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Regulation S Covered Bonds within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Until 40 days after the commencement of the offering of a Tranche of Covered Bonds, an offer or sale of such Covered Bonds within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the Securities Act.

The Programme Agreement provides that selected Dealers, through their selling agents which are registered broker-dealers in the United States, may resell Covered Bonds in the United States to QIBs pursuant to Rule 144A under the Securities Act.

Each Dealer appointed under the Programme Agreement will be required to represent and agree in respect of transactions under Rule 144A that it has not (and will not), nor has (nor will) any person acting on its behalf, (a) made offers or sales of any security, or solicited officers to buy, or otherwise negotiated in respect of, any security, under circumstances that would required the registration of the Covered Bonds under the Securities Act; or (b) engaged in any form of general solicitation or general advertising (within the meaning of Rule 502(c) under the Securities Act) in connection with any offer or sale of Covered Bonds in the United States.

Each issuance of Index Linked Covered Bonds or Dual Currency Covered Bonds shall be subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer(s) may agree as a term of the issuance and purchase of such Covered Bonds, which additional selling restrictions shall be set out in the applicable Final Terms.

Japan

The Covered Bonds have not been and will not be registered under the Securities and Exchange Law of Japan (the **Securities and Exchange Law**) and each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will not offer or sell any Covered Bonds, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each a **Relevant Member State**), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the **Relevant Implementation Date**) it has not made and will not make an offer of Covered Bonds which are the subject of the offering contemplated by this Prospectus as completed by the Final Terms in relation thereto to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Covered Bonds to the public in that Relevant Member State:

(a) if the Final Terms in relation to the Covered Bonds specify that an offer of those Covered Bonds may be made other than pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State (a **Non-exempt Offer**), following the date of publication of a prospectus in relation to such Covered Bonds which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, provided that any such prospectus has subsequently been completed by the Final Terms contemplating such Non-exempt Offer, in accordance with the Prospectus Directive, in the period beginning and ending on the dates specified in such prospectus or Final Terms, as applicable;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(d) at any time to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer;

(e) at any time if the denomination per Covered Bond being offered amounts to at least €50,000; or

(f) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Covered Bonds referred to in (b) to (e) above shall require the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression "offer of Covered Bonds to the public" in relation to any Covered Bonds in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Covered Bonds to be offered so as to enable an investor to decide to purchase or subscribe the Covered Bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/-71/-EC and includes any relevant implementing measure in each Relevant Member State.

UK

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Covered Bonds in circumstances in which section 21(1) of the FSMA does not apply to the LLP or, in the case of the Issuer, would not, if the Issuer was not an authorised person, apply to the Issuer; and

(ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Covered Bonds in, from or otherwise involving the UK.

Republic of Italy

Each dealer will represent and agree that the offering of the Covered Bonds has not been registered pursuant to Italian securities legislation and, accordingly, the Covered Bonds may not be offered, sold or

delivered, nor may copies of the Prospectus or of any other document relating to the Covered Bonds be distributed in the Republic of Italy, except:

(i) to professional investors (*operatori qualificati*), as defined in Article 31, second paragraph, of the Italian Securities Exchange Commission (**CONSOB**) Regulation no. 11522 of 1 July 1998, as amended; or

(ii) in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of 24 February 1998 (the **Financial Services Act**) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of 14 May 1999, as amended.

In addition, each dealer will represent and agree that any offer, sale or delivery of the Covered Bonds or distribution of copies of this Prospectus or any other document relating to the Covered Bonds in the Republic of Italy under (i) or (ii) above must be:

(a) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and legislative Decree No. 385 of 1 September 1993, as amended (the **Banking Act**);

(b) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the Bank of Italy may request information on the issue or the offer of securities in the Republic of Italy; and

(c) in accordance with any other applicable laws and regulations imposed by CONSOB.

Germany

Each dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to agree, that it shall only offer Covered Bonds in the Federal Republic in compliance with the provisions of the German Securities Sales Prospectus Act (*WertpapierProspektgestz*) of 22 June 2005, or any other laws applicable in the Federal Republic of Germany governing the offer and sale of securities. Each Manager has also agreed that it shall not offer or sell the Covered Bonds in the Federal Republic in Germany in a manner which could result in the Issuer being subject to any licence requirement under the German Banking Act (*Kreditwesengesetz*).

France

Each of the Dealers and the Issuer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that: (i) it has only made and will only make an offer of Covered Bonds to the public (*appel public à l'épargne*) in France in the period beginning (A) when a prospectus in relation to those Covered Bonds has been approved by the *Autorité des marchés financiers* (**AMF**), on the date of such publication or, (B) when a prospectus has been approved by the competent authority of another Member State of the European Economic Area which has implemented the EU Prospectus Directive 2003/71/EC, on the date of notification of such approval to the AMF, and ending at the latest on the date which is 12 months after the date of the approval of the Prospectus all in accordance with articles L.412-1 and L.621-8 of the French Code *monétaire et financier* and the *Règlement général* of the AMF; and (ii) it has not offered or sold and will not offer or sell, directly or indirectly, Covered Bonds to the public in France, and it has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France, the Prospectus, the relevant Final Terms or any other offering material relating to the Covered Bonds, and such offers, sales and distributions have been and shall only be made in France to (A) providers of investment services relating to portfolio management for the account of third parties, and/or (B) qualified investors (*investisseurs qualifiés*) all as defined in, and in accordance with, articles L.411-1, L.411-2 and D.411-1 of the French Code *monétaire et financier*.

Netherlands

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that any Covered Bonds with a maturity of less than 12 months and a denomination of less than 50,000 will only be offered in The Netherlands to professional market parties as defined in the Financial Supervision Act and the decrees issued pursuant thereto.

General

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Covered Bonds or possesses or distributes this Prospectus and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Covered Bonds under the laws and regulations in force in any jurisdiction to which it is subject or in which it

makes such purchases, offers, sales or deliveries and none of the Issuer, the LLP, the Bond Trustee, the Security Trustee nor any of the other Dealers shall have any responsibility therefor.

None of the Issuer, the LLP, the Bond Trustee, the Security Trustee or any of the Dealers represents that Covered Bonds may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer(s) will be required to comply with such other restrictions as the Issuer and the relevant Dealer(s) shall agree as a term of issue and purchase as indicated in the applicable Final Terms.

General Information

Authorisation

The establishment of the Programme and the issue of Covered Bonds have been duly authorised by resolutions of the board of directors of the Issuer dated 8 December 2003 and 27 April 2004 and a resolution of a committee of the board of directors of the Issuer dated 28 April 2004 and the giving of the Covered Bond Guarantee has been duly authorised by a resolution of a committee of the board of directors of Northern Rock in its capacity as Member of the LLP dated 28 April 2004.

The update of the Programme, including the increase in the maximum aggregate nominal amount of all Covered Bonds from time to time outstanding under the Programme, has been duly authorised by:

(1) a resolution of the board of directors of the Issuer dated 6 June 2007;

(2) a resolution of a committee of the board of directors of the Issuer dated 6 June 2007; and

(3) a resolution of the management board of the LLP dated 6 June 2007.

Listing of Covered Bonds

Upon admission of Covered Bonds to the Official List, the listing of such Covered Bonds will be expressed as a percentage of their nominal amount (excluding accrued interest). It is expected that each Tranche of Covered Bonds which is to be admitted to the Official List and to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market will be admitted separately as and when issued, subject only to the issue of a Temporary Global Covered Bond, a Permanent Global Covered Bond, a Regulation S Global Covered Bond, a Rule 144A Global Covered Bond or a Definitive IAI Registered Covered Bond, as the case may be, initially representing the Covered Bonds of such Tranche. The listing of the Programme in respect of Covered Bonds is expected to be granted on or about 7 June 2007.

Issue Price

The issue price and amount of the Covered Bonds of any Tranche to be issued will be determined at the time of the offering of such Tranche in accordance with then prevailing market conditions.

Documents Available

For the period of 12 months from the date of this Prospectus, copies of the following documents will, when published, be available to Covered Bondholders during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the registered office of the Issuer and from the specified office in London of the Agent:

(i) the Memorandum and Articles of Association of the Issuer and the constitutive documents of the LLP;

(ii) the consolidated audited financial statements of the Issuer in respect of the financial periods ended 31 December 2005 and 2006. The Issuer currently prepares audited accounts on an annual basis;

(iii) the most recently published audited annual financial statements of the Issuer and the LLP and the most recently published consolidated unaudited interim financial statements (if any) of the Issuer. The Issuer currently prepares unaudited consolidated and non-consolidated interim accounts on a semi-annual basis. The LLP will prepare unaudited non-consolidated accounts on an annual basis;

(iv) the forms of the Global Covered Bonds, the Definitive Covered Bonds, the Receipts, the Coupons and the Talons;

(v) a copy of this Prospectus;

(vi) any future Prospectus, prospectuses, information memoranda and supplements including Final Terms (save that a Final Terms relating to an unlisted Covered Bond will be available for inspection only by the relevant Dealer or Dealers specified in such Final Terms or, upon proof satisfactory to the Principal Paying Agent or the Registrar, as the case may be, as to the identity of the holder of any Covered Bond to which such Final Terms relates) to this Prospectus and any other documents incorporated herein or therein by reference; and

(vii) each Transaction Document.

In addition, copies of this Prospectus, any supplementary prospectus, any documents incorporated by reference and each Final Terms relating to Covered Bonds which are admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market will also be available for inspection on the website of the Regulatory News Service operated by the London Stock Exchange at www.londonstockexchange.com/engb/pricesnews/marketnews/.

Clearing Systems

The Bearer Covered Bonds have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate Common Code and ISIN for each Tranche of Bearer Covered Bonds allocated by Euroclear and Clearstream, Luxembourg will be specified in the applicable Final Terms. In addition, the Issuer may make an application for any Registered Covered Bonds to be accepted for trading in book-entry form by DTC. The CUSIP and/or CINS numbers for each Tranche of Registered Covered Bonds, together with the relevant ISIN and Common Code, will be specified in the applicable Final Terms. If the Covered Bonds are to clear through an additional or alternative clearing system, the appropriate information will be specified in the applicable Final Terms.

Significant or Material Change

There has been no significant change in the financial or trading position of the Issuer since 31 December 2006, being the date of the last audited financial statements of the Issuer, or of the Group since 31 December 2006, being the date of the last audited financial statements of the Group or of the LLP since 30 June 2006, being the date of the last interim financial statements of the LLP, and there has been no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2006 or of the LLP since 31 December 2005.

Litigation

Neither the Issuer nor its consolidated subsidiaries nor the LLP is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Issuer or the LLP is aware) which may have or have had in the 12 months prior to the date hereof, a significant effect on the financial position or profitability of the Group or the LLP.

Where you can find more information

The Group's consolidated financial statements, consisting of the consolidated balance sheets of Northern Rock plc and its subsidiaries as of 31 December 2005 and 31 December 2006, the related consolidated income statements, consolidated statements of recognised income and expense and consolidated cash flow statements for each of the two years in the period ended 31 December 2006 and the notes to the accounts are incorporated by reference into this Prospectus. These consolidated financial statements have been prepared in accordance with accounting standards under IFRS and reported on by PricewaterhouseCoopers LLP, the Reporting Accountants, whose report is included in the Group's consolidated financial statements for the year ended 31 December 2006. Requests for copies of such financial statements should be directed to the Company Secretary, Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL, United Kingdom (fax +44 191-213-0114).

Northern Rock is a limited liability company incorporated in England and Wales under the UK Companies Act 1985. Northern Rock no longer files reports and other information with the Securities and Exchange Commission under the Exchange Act. In order to preserve the exemption for resales and other transfers under Rule 144A, Northern Rock has agreed to furnish the information required to be delivered pursuant to Rule 144A(d)(4) if a noteholder or prospective purchaser specified by a registered holder requests such information. Northern Rock will continue to provide such reports for so long as it is neither subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act nor exempt from such reporting requirements pursuant to Rule 12g3-2(b).

Auditors

The consolidated financial statements of Northern Rock as of December 31, 2006 and 2005 and for each of the years then ended, the consolidated annual financial statements of the LLP for the year ended 31 December 2005 and the interim financial statements of the LLP for the six months ended 30 June 2006 included in this Prospectus have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their reports appearing herein.

The address of Pricewaterhouse Coopers LLP, chartered accountants, is 89 Sandyford Road, Newcastle upon Tyne NE99 1PL, United Kingdom.

Reports

The Trust Deed provides that the Bond Trustee may rely on reports or other information from professional advisers or other experts in accordance with the provisions of the Trust Deed, whether or not any such report or other information, or engagement letter or other document entered into by the Bond Trustee and the relevant person in connection therewith, contains any monetary or other limit on the liability of the relevant person.

***Post-Issuance* Information**

The Issuer provides quarterly Investor Reports which are available online from the Issuer's website, detailing, *inter alia*, compliance with the Asset Coverage Test.

Glossary

€, Euro or euro	The lawful currency for the time being of the member states of the European Union that have adopted or may adopt the single currency in accordance with the treaty establishing the European Community (signed in Rome **on 25 March 1957), as amended by the treaty on European Union**
£ and Sterling	The lawful currency for the time being of the United Kingdom of Great Britain and Northern Ireland
$ and U.S. Dollars	The lawful currency for the time being of the United States of America
¥, Yen and JPY	Japanese Yen
1999 Regulations	Unfair Terms in Consumer Contracts Regulations 1999, as amended
Account Bank	Northern Rock
Accrual Period	The relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date
Accrued Interest	In respect of a Mortgage Loan as at any date the aggregate of all interest accrued but not yet due and payable on the Mortgage Loan from (and including) the Monthly Payment Date immediately preceding the relevant date to (but excluding) the relevant date
Additional Mortgage Loan Advance	A further drawing (including, but not limited to, Further Advances, Re-draws and Further Draws) in respect of Mortgage Loans sold by the Seller to the LLP
Adjusted Aggregate Mortgage Loan Amount	The meaning given on page 212
Adjusted Required Redemption Amount	The Sterling Equivalent of the Required Redemption Amount, plus or minus the Sterling Equivalent of any swap termination amounts payable to or by the LLP in respect of the relevant Series of Covered Bonds less (where applicable) amounts standing to the credit of the GIC Account and the Sterling Equivalent of the principal balance of any Authorised Investments (excluding all amounts to be applied on the next following LLP Payment Date to repay higher ranking amounts in the Guarantee Priority of Payments and those amounts that are required to repay any Series of Covered Bonds which mature prior to or on the same date as the relevant Series of Covered Bonds) plus or minus any swap termination amounts payable to or by the LLP under the Interest Rate Swap Agreement
Agency Agreement	The agency agreement (as amended and/or supplemented and/or restated from time to time) dated the Programme Date and made between the Issuer, the LLP, the Bond Trustee, the Principal Paying Agent and the other Paying Agents, the Exchange Agent, the Registrar and the Transfer Agents
Agent	Each of the Paying Agents, the Registrar, the Exchange Agent and the Transfer Agent
Amortisation Test	The test as to whether the Amortisation Test Aggregate Mortgage Loan Amount is at least equal to the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date

Amortisation Test Aggregate Mortgage Loan Amount	The meaning given on page 214–15
Amortisation Test Current Balance	The meaning given on page 215
Amortised Face Amount	The meaning given on page *187*
Arrangers	Barclays Bank PLC and HSBC plc
Arrears Adjusted Current Balance	The meaning given on page 213
Arrears of Interest	As at any date in respect of any Mortgage Loan, interest (other than Capitalised Interest or Accrued Interest) on that Mortgage Loan which is currently due and payable and unpaid on that date
Asset Coverage Test	The test as to whether the Adjusted Aggregate Mortgage Loan Amount is at least equal to the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date
Asset Monitor	A reputable institution appointed as such under the Asset Monitor Agreement
Asset Monitor Agreement	The asset monitor agreement entered into on the Programme Date between the Asset Monitor, the LLP, the Cash Manager, the Issuer, the Bond Trustee and the Security Trustee
Asset Monitor Report	*The results* of the tests conducted by the Asset Monitor in accordance with the Asset Monitor Agreement to be delivered to the Cash Manager, the LLP, the Issuer, the Bond Trustee and the Security Trustee
Asset Percentage	The meaning given on page 214
Authorised Investments	Sterling gilt-edged securities and Sterling demand or time deposits, certificates of deposit and short-term debt obligations (including commercial paper) provided that in all cases such investments have a remaining maturity date of 30 days or less and mature on or before the next following LLP Payment Date and the short-term unsecured, unguaranteed and unsubordinated debt obligations of the issuing or guaranteeing entity or the entity with which the demand or time deposits are made (being an authorised person under the FSMA) are rated at least A- 1+ by Standard & Poor's, P-1 by Moody's and F1+ by Fitch or their equivalents by three other internationally recognised rating agencies and Covered Bonds (provided that they are immediately surrendered to the Paying Agent and/or the Registrar for cancellation in accordance with Condition 6(h))
Authorised Underpayment	A payment made by a Borrower in an amount less than the Monthly Payment then due on the Mortgage Loan being a sum not *exceeding* the aggregate of any previous Overpayments
Available Principal Receipts	On a relevant Calculation Date, an amount equal to the aggregate of (without double counting): (a) the amount of Principal Receipts received during the immediately preceding Calculation Period and credited to the Principal Ledger on the GIC Account (but, for the avoidance of doubt, excluding any Principal Receipts received in the Calculation Period beginning in the month in which the relevant Calculation Date falls); (b) any other amount standing to the credit of the Principal Ledger including (i) the proceeds of any Term Advance (where such proceeds have not been applied to acquire New Portfolios, refinance an existing Term Advance or invest in Substitution Assets), (ii) any Cash Capital Contributions received from a Member and (iii) the proceeds from any sale of Selected Mortgage Loans pursuant to the terms of the LLP Deed or the Mortgage Sale Agreement; and

(c) all amounts in respect of principal (if any) received by the LLP under each Covered Bond Swap Agreement on the relevant LLP Payment Date (other than any termination payments or Swap Collateral Excluded Amounts)

Available Revenue Receipts On a relevant Calculation Date, an amount equal to the aggregate of:

(a) the amount of Revenue Receipts received during the previous Calculation Period and credited to the Revenue Ledger on the GIC Account (but, for the avoidance of doubt, excluding any Revenue Receipts received in the Calculation Period beginning in the month in which the relevant Calculation Date falls);

(b) other net income of the LLP including all amounts of interest received on the LLP Accounts, the Substitution Assets and Authorised Investments in the preceding Calculation Period and amounts received by the LLP under the Interest Rate Swap Agreement and in respect of interest received by the LLP under each Covered Bond Swap Agreement on the relevant LLP Payment Date (other than any termination payments or Swap Collateral Excluded Amounts);

(c) prior to the service of a Notice to Pay, amounts standing to the credit of the Reserve Fund in excess of the Reserve Fund Required Amount;

(d) any other Revenue Receipts not referred to in paragraphs (a) to (c) (inclusive) above received during the previous Calculation Period and standing to the credit of the Revenue Ledger on the GIC Account; and

(e) following the service of a Notice to Pay, amounts standing to the credit of the Reserve Fund;

Less

(f) Third Party Amounts, which shall be paid on receipt in cleared funds to the Seller

Bank Account Agreement The bank account agreement entered into on the Programme Date between the LLP, the Account Bank, the Cash Manager and the Security Trustee as amended and/or restated and/or supplemented from time to time

Basel II Framework "Basel II: International Convergence of Capital Measurement and Capital Standards: a Revised Framework" published by the Basel Committee on Banking Supervision

Bearer Covered Bonds Covered Bonds in bearer form

Bearer Definitive Covered Bonds A Bearer Covered Bond in definitive form issued or, as the case may require, to be issued by the Issuer in accordance with the provisions of the Programme Agreement or any other agreement between the Issuer and the relevant Dealer(s), the Agency Agreement and this Trust Deed in exchange for either a Temporary Global Covered Bond or part thereof or a Permanent Global Covered Bond or part thereof (all as indicated in the applicable Final Terms), such Bearer Covered Bond in definitive form being in the form or substantially in the form set out in Part 3 of Schedule 2 to the Trust Deed with such modifications (if any) as may be agreed between the Issuer, the Principal Paying Agent, the Bond Trustee and the relevant Dealer or Lead Manager (in the case of syndicated Issues) and having the Conditions endorsed thereon or, if permitted by the relevant Stock Exchange, incorporating the Conditions by reference as indicated in the applicable Final Terms and having the relevant information supplementing, replacing or modifying the Conditions appearing in the applicable Final Terms endorsed thereon or attached thereto and (except in the case of a Zero Coupon Covered Bonds in bearer form) having Coupons and, where appropriate, Receipts and/or Talons attached thereto on issue

Bearer Global Covered Bond	The meaning given on page 153
Beneficial Owner	Each *actual purchaser of each* DTC Covered Bond
Bond Trustee	The Bank of New York, in its capacity as bond trustee under the Trust Deed together with any successor bond trustee appointed from time to time
Borrower	In relation to a Mortgage Loan, the individual or individuals specified as such in the relevant Mortgage together with the individual or individuals (if any) from time to time assuming an obligation to repay such Mortgage Loan or any part of it
Broken Amount	The meaning given in the applicable Final Terms
Buildings Insurance Policies	All buildings insurance policies relating to Properties taken out (a) in the name of the relevant Borrower (and, in the case of Seller Arranged Policies, the Seller) and (b) in the name of the landlord in the case of leasehold Properties where the relevant landlord is responsible for insuring the Property
Business Day	The meaning given on page 176
Calculation Agent	In relation to all or any Series of the Covered Bonds, the person initially appointed as calculation agent in relation to such Covered Bonds by the Issuer and the LLP pursuant to the Agency Agreement or, if applicable, any successor calculation agent in relation to all or any Series of the Covered Bonds
Calculation Amount	The meaning given in the applicable Final Terms
Calculation Date	The 12th day of each month (or, if that day is not a Business Day, then the immediately preceding Business Day)
Calculation Period	The period from, and including, the first day of each month to, and including, the last day of each month preceding the relevant Calculation Date
Capital Account Ledger	The ledger maintained by the Cash Manager on behalf of the LLP in respect of each Member to record the balance of each Member's Capital Contributions from time to time
Capital Balance	For a Mortgage Loan at any date the principal balance of that Mortgage Loan to which the Servicer applies the relevant interest rate at which interest on that Mortgage Loan accrues
Capital Contribution	In relation to each Member, the aggregate of the capital contributed by that Member to the LLP from time to time by way of Cash Capital Contributions and Capital Contributions in Kind as determined on each Calculation Date in accordance with the formula set out in the LLP Deed
Capital Contribution Balance	The balance of each Member's Capital Contributions as recorded from time to time in the relevant Member's Capital Account Ledger
Capital Contributions in Kind	A contribution of Mortgage Loans and their Related Security to the LLP in an amount equal to (a) the Current Balance of those Mortgage Loans as at the relevant Transfer Date minus (b) any cash payment paid by the LLP for the Mortgage Loans and their Related Security on that Transfer Date
Capital Distribution	Any return on a Member's Capital Contribution in accordance with the terms of the LLP Deed (and excluding, for the avoidance of doubt, any Deferred Consideration)
Capitalised Arrears	For any Mortgage Loan at any date, interest or other amounts which are overdue in respect of that Mortgage Loan and which as at that date have been added to the Capital Balance of the Mortgage Loan in accordance with the Mortgage Conditions or otherwise by arrangement with the relevant Borrower

Capitalised Expenses	In relation to a Mortgage Loan, the amount of any expense, charge, fee, premium or payment (excluding, however, any Arrears of Interest) capitalised and added to the Capital Balance of that Mortgage Loan in accordance with the relevant Mortgage Conditions
Capitalised Interest	For any Mortgage Loan at any date, interest which is overdue in respect of that Mortgage Loan and which as at that date has been added to the Capital Balance of that Mortgage Loan in accordance with the Mortgage Conditions or otherwise by arrangement with the relevant Borrower (excluding for the avoidance of doubt any Arrears of Interest which have not been so capitalised on that date)
Cash Capital Contributions	A Capital Contribution made in cash
Cash Management Agreement	The cash management agreement entered into on the Programme Date between the LLP, Northern Rock in its capacity as the Cash Manager and the Security Trustee as amended and/or restated and/or supplemented from time to time
Cash Manager	Northern Rock, in its capacity as cash manager under the Cash Management Agreement together with any successor cash manager appointed from time to time
Cash Re-draws	Cash re-draws to which a Borrower is entitled under a Flexible Mortgage Loan as a result of Overpayments that the Borrower has made on that Flexible Mortgage Loan and not yet used to fund an authorised under payment or otherwise re-drawn in cash
CCA	Consumer Credit Act 1974, as amended
CCA 2006	Consumer Credit Act 2006
Certificate of Title	A solicitor's, licensed conveyancer's or (in Scotland) qualified conveyancer's report or certificate of title obtained by or on behalf of the Seller in respect of each Property substantially in the form of the pro-forma set out in the Standard Documentation
Charged Property	The meaning given on page 221
Clearing Systems	DTC, Euroclear and/or Clearstream, Luxembourg
Clearstream, Luxembourg	Clearstream Banking, société anonyme
CML	Council of Mortgage Lenders
CML Code	Mortgage Code issued by the CML
Combined Credit Balance	The average monthly cleared credit balance in a Borrower's deposit account or accounts linked to a Together Connections Mortgage
Combined Debit Balance	The total of the outstanding balances on a Together Connections Mortgage Loan and certain other products held with the Seller from which the Combined Credit Balance is deducted
Common Depositary	The common depositary for Euroclear and Clearstream, Luxembourg
Common Safekeeper	The common safekeeper for Euroclear and Clearstream, Luxembourg
Conditions	Terms and conditions of the Covered Bonds
Connection Mortgage Loans	Flexible Mortgage Loans, which allow the Borrower to obtain a Mortgage Loan with either a variable or a fixed interest rate (depending on the product type) and which in certain circumstances, permit the Borrower to make Authorised Underpayments and take Payment Holidays, receive Cash Re-draws and make Overpayments. Connections Mortgage Loans have the same basic features as Together Connections Mortgage Loans but without the facility for an unsecured loan or credit card
Corporate Services Agreements	The corporate services agreements entered into by each of the Liquidation Member and Holdings, with, *inter alios*, the relevant Corporate Services Provider and the LLP dated the Programme Date as amended and/or restated and/or supplemented from time to time

Corporate Services Providers	Mourant & Co. Limited, a company incorporated in Jersey in its capacity as corporate services provider to Holdings under a Corporate Services Agreement and Mourant & Co. Capital (SPV) Limited, a company incorporated in England and Wales in its capacity as Corporate Services Provider to the Liquidation Member under a Corporate Services Agreement, together with any successor corporate services provider appointed from time to time
Couponholders	The holders of the Coupons (which expression shall, unless the context otherwise requires, include the holders of the Talons)
Coupons	The meaning given on page 169
Covered Bond	Each covered bond issued or to be issued pursuant to the Programme Agreement and which is or is to be constituted under the Trust Deed, which covered bond may be represented by a Global Covered Bond or any Definitive Covered Bond and includes any replacements for a Covered Bond issued pursuant to Condition 10 and Condition 6(j)
Covered Bond Guarantee	An unconditional and irrevocable guarantee by the LLP in the Trust Deed for the payment of Guaranteed Amounts in respect of the Covered Bonds when the same shall become Due for Payment
Covered Bond Swap	Each transaction between the LLP, the Covered Bond Swap Provider and the Security Trustee in respect of a Series or Tranche, as applicable, of Covered Bonds which provides a hedge against certain interest rate, currency and/or other risks in respect of amounts received by the LLP under the Mortgage Loans and the Interest Rate Swap and amounts payable by the LLP under the Covered Bond Guarantee in respect of Covered Bonds and the Term Advances
Covered Bond Swap Agreement	Each agreement between the LLP, a Covered Bond Swap Provider and the Security Trustee governing a Covered Bond Swap in the form of an ISDA Master Agreement, including a schedule and confirmation
Covered Bond Swap Early Termination Event	The meaning given on page 219
Covered Bond Swap Provider	Each provider of a Covered Bond Swap under a Covered Bond Swap Agreement
Covered Bond Swap Rate	In relation to a Covered Bond or Series of Covered Bonds, the exchange rate specified in the Covered Bond Swap Agreement relating to such Covered Bond or Series of Covered Bonds or, if the Covered Bond Swap Agreement has terminated, the applicable spot rate
Covered Bondholders	The holders for the time being of the Covered Bonds
Current Balance	*For any Mortgage* Loan as at any given date, the aggregate (but avoiding double counting) of: (a) the original principal amount advanced to the relevant Borrower and any further amount advanced on or before the given date to the relevant Borrower secured or intended to be secured by the related Mortgage; and (b) the amount of any Re-draw under any Flexible Mortgage Loan or of any Further Draw under a Personal Secured Loan secured or intended to be secured by the related Mortgage; and (c) any interest, disbursement, legal expense, fee, charge, rent, service charge, premium or payment which has been properly capitalised in accordance with the relevant Mortgage Conditions or with the relevant Borrower's consent and added to the amounts secured or intended to be secured by that Mortgage Loan (including interest capitalised on any Re-draw under a Flexible Mortgage Loan); and

(d) any other amount (including, for the avoidance of doubt, Accrued Interest and Arrears of Interest) which is due or accrued (whether or not due) and which has not been paid by the relevant Borrower and has not been capitalised in accordance with the relevant Mortgage Conditions or with the relevant Borrower's consent but which is secured or intended to be secured by that Mortgage Loan,

as at the end of the Business Day immediately preceding that given date less any repayment or payment of any of the foregoing made on or before the end of the Business Day immediately preceding that given date and excluding any retentions made but not released and any Further Advances committed to be made but not made by the end of the Business Day immediately preceding that given date

Custodian Any custodian with whom the relevant Registered Global Covered Bonds have been deposited

Day Count Fraction In the case of a Fixed Rate Covered Bond, the meaning given in Condition 4(a) on page 175 and in the case of a Floating Rate Covered Bond, the meaning given in Condition 4(b) on page 178

Dealer Each of Barclays Bank PLC, Barclays Capital Inc, HSBC Bank plc, Dresdner Bank Aktiengesellschaft, ABN AMRO Bank N.V., London Branch, IXIS Corporate & Investment Bank, Citigroup Global Markets Limited, Deutsche Bank Aktiengesellschaft, Merrill Lynch International, Morgan Stanley & Co. International Limited, WestLB AG, Bayerische Hypo-und Vereinsbank AG., UBS Limited and any other dealers appointed from time to time in accordance with the Programme Agreement, which appointment may be for a specific issue or on an ongoing basis. References in this Prospectus to the relevant Dealer(s) shall, in the case of an issue of Covered Bonds being (or intended to be) subscribed for by more than one Dealer, be to all Dealers agreeing to subscribe for such Covered Bonds

Deed of Charge The deed of charge (as amended and/or supplemented and/or restated from time to time) dated the Programme Date and made between the LLP, the Bond Trustee, the Security Trustee and certain other Secured Creditors

Deed of Consent A deed whereby a person in or intended to be in occupation of a Property agrees with the Seller to postpone his or her interest (if any) in the Property so that it ranks after the interest created in the relevant Mortgage

Deed of Postponement A deed or agreement whereby a mortgagee of or the heritable creditor in relation to a Property agrees with the Seller to postpone its mortgage or standard security (as appropriate) over the Property so that the sums secured by it will rank for repayment after the sums secured by the relevant Mortgage

Defaulted Mortgage Loan Any Mortgage Loan in the Portfolio which is more than three months in arrears

Defaulted Mortgage Loans Notice A notice from the Cash Manager to the Seller identifying any Defaulted Mortgage Loan

Deferred Consideration The consideration payable to the Seller in respect of the Mortgage Loans sold to the LLP from time to time, which is payable after making payments of a higher order of priority as set out in the relevant Priorities of Payments

Definitive Covered Bond A Bearer Definitive Covered Bond and/or, as the context may require, a Registered Definitive Covered Bond

Definitive IAI Registered Covered Bonds The meaning given on page 155

Definitive Regulation S Covered

Bond	A Registered Covered Bond in definitive form sold to non-U.S. persons outside the United States in reliance on Regulation S
Definitive Rule 144A Covered Bond	A Registered Covered Bond in definitive form sold to QIBs pursuant to Rule 144A
Designated Account	*The meaning given in Condition 5(d) on page 181*
Designated Bank	The meaning given in Condition 5(d) on page 181
Designated Maturity	The meaning given in the ISDA Definitions
Designated Member	Each Member appointed and registered as such from time to time having those duties and obligations set out in sections 8 and 9 of the LLPA 2000 being, as at the Programme Date, Northern Rock and the Liquidation Member
Determination Date	The meaning given in the applicable Final Terms
Determination Period	The meaning given in Condition 4(a) on page 176
Direct Participants	The meaning given on page 233
Directors	The Board of Directors for the time being of the Issuer
Distribution Compliance Period	The period that ends 40 days after the completion of the distribution of each Tranche of Covered Bonds, as certified by the relevant Dealer (in the case of a non-syndicated issue) or the relevant Lead Manager (in the case of a syndicated issue)
DTC	The Depository Trust Company
DTC Covered Bonds	Covered Bonds accepted into DTC's book-entry settlement system
DTI	Department of Trade and Industry
Dual Currency Covered Bonds	Covered Bonds in respect of which payments (whether in respect of principal or interest and whether at maturity or otherwise) will be made in such currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer(s) may agree
Dual Currency Interest Covered Bond	A Covered Bond in respect of which payments whether in respect of principal or interest are made in such different currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer may agree
Dual Currency Redemption Covered Bond	A Covered Bond in respect of which payments of principal are made or to be made in such different currencies, and at rates of exchange calculated upon such basis, as the Issuer and the relevant Dealer(s) may agree (as indicated in the applicable Final Terms)
Due for Payment	The requirements by the LLP to pay any Guaranteed Amounts following the delivery of a Notice to Pay on the LLP,

(i)prior to the occurrence of an LLP Event of Default, on the later of:

(a) the date on which the Scheduled Payment Date in respect of *such Guaranteed Amounts is reached*, or, if later, the day which is two Business Days following service of a Notice to Pay on the LLP in respect of such Guaranteed Amounts or if the applicable Final Terms specified that an Extended Due for Payment Date is applicable to the relevant Series of Covered Bonds, the Interest Payment Date that would have applied if the Final Maturity Date of such Series of Covered Bonds had been the Extended Due for Payment Date (the Original Due for Payment Date); and

(b) in relation to any Guaranteed Amounts in respect of the Final Redemption Amount payable on the Final Maturity Date for a Series of Covered Bonds only, *the Extended Due* for Payment Date, but only (i) if in respect of the relevant

Series of Covered Bonds the Covered Bond Guarantee is subject to an Extended Due for Payment Date pursuant to the terms of the applicable Final Terms and (ii) to the extent that the LLP having received a Notice to Pay no later than the date falling one Business Day prior to the Extension Determination Date does not pay Guaranteed Amounts equal to the Final Redemption Amount in respect of such Series of Covered Bonds by the Extension Determination Date, as the LLP has insufficient moneys available under the Guarantee Priority of Payments to pay such Guaranteed Amounts in full on the earlier of (a) the date which falls two Business Days after service of such Notice to pay on the LLP or, if later, the Final Maturity Date (or, in each case, after the expiry of the grace period set out in Condition 9(b)(i)) under the terms of the Covered Bond Guarantee or (b) the Extension Determination Date,

or, if, in either case, such day is not a Business Day, the next following Business Day. For the avoidance of doubt, Due for Payment does not refer to any earlier date upon which payment of any Guaranteed Amounts may become due under the guaranteed obligations, by reason of prepayment, acceleration of maturity, mandatory or optional redemption or otherwise; or

(ii) following the occurrence of an LLP Event of Default, the date on which an LLP Acceleration Notice is served on the Issuer and the LLP

Earliest Maturing Covered Bonds At any time, the Series of the Covered Bonds (other than any Series which is fully collateralised by amounts standing to the credit of the GIC Account) that has or have the earliest Final Maturity Date as specified in the applicable Final Terms (ignoring any acceleration of amounts due under the Covered Bonds prior to the occurrence of an LLP Event of Default)

Early Redemption Amount The meaning given in the relevant Final Terms

Eligibility Criteria The meaning given on page 202

EMF Code The code issued by the European Mortgage Federation

English Mortgage Loans Mortgage Loans secured by a Mortgage over a Property located in England or Wales

ESIS European Standardised Information Sheet

EU European Union

EURIBOR Euro-zone inter-bank offered rate

Euroclear Euroclear Bank S.A./N.V.

Excess Proceeds Moneys received (following the occurrence of an Issuer Event of Default and delivery of an Issuer Acceleration Notice) by the Bond Trustee from the Issuer or any administrator, administrative receiver, receiver, liquidator, trustee in sequestration or other similar official appointed in relation to the Issuer

Exchange Act The U.S. Securities Exchange Act of 1934, as amended

Exchange Agent Citibank N.A., New York in its capacity as exchange agent (which expression shall include any successor exchange agent)

Exchange Date On or after the date which is 40 days after a Temporary Global Covered Bond is issued

Exchange Event In the case of Bearer Covered Bonds, the meaning given on page 154 and in the case of Registered Covered Bonds, the meaning given on page 155

Excluded Swap Termination Amount In relation to a Swap Agreement, an amount equal to the amount of any termination payment due and payable (a) to the relevant Swap

	Provider as a result of a Swap Provider Default with respect to such Swap Provider or (b) to the relevant Swap Provider following a Swap Provider Downgrade Event with respect to such Swap Provider
Existing Covered Bonds	The Covered Bonds of all Series then outstanding
Extended Due for Payment Date	In relation to any Series of Covered Bonds, the date, if any, specified as such in the applicable Final Terms to which the payment of all or (as applicable) part of the Final Redemption Amount payable on the Final Maturity Date will be deferred in the event that the Final Redemption Amount is not paid in full on the Extension Determination Date
Extension Determination Date	In respect of a Series of Covered Bonds, the date falling two Business Days after the expiry of seven days from (and including) the Final Maturity Date of such Series of Covered Bonds
Final Maturity Date	The Interest Payment Date on which each Series of Covered Bonds will be redeemed at their Principal Amount Outstanding in accordance with the Conditions
Final Redemption Amount	The meaning given in the relevant Final Terms
Final Terms	A final terms which, with respect to Covered Bonds to be admitted to the Official List and admitted to trading by the London Stock Exchange, *will be delivered to the* UK Listing Authority and the London Stock Exchange on or before the date of issue of the applicable Tranche of Covered Bonds
First Transfer Date	The date on which the Initial Portfolio is transferred to the LLP pursuant to the Mortgage Sale Agreement
Fitch	Fitch Ratings Ltd.
Fixed Coupon Amount	The meaning given in the applicable Final Terms
Fixed Interest Period	The meaning given in Condition 4(a) on page 176
Fixed Rate Covered Bonds	Covered Bonds paying a fixed rate of interest on such date or dates as may be agreed between the Issuer and the relevant Dealer(s) and on redemption calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer(s)
Flexible Mortgage Loan	A type of Mortgage Loan product that typically incorporates features that give the Borrower options (which may be subject to certain conditions) to, among other things, make further drawings on the Mortgage Loan Account and/or to overpay or underpay interest and principal in a given month and/or take a Payment Holiday
Flexible Re-draw Capacity	The meaning given on page 214
***Flexi-Plan* Loan**	A Mortgage Loan which is a Personal Secured Loan with a credit line that allows the Borrower to draw *up to an agreed credit limit*
Floating Rate	The meaning given in the ISDA Definitions
Floating Rate Convention	The meaning given on page 176
Floating Rate Covered Bonds	Covered Bonds which bear interest at a rate determined: (a) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the ISDA Definitions; or (b) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or (c) on such other basis as may be agreed between the Issuer and the relevant Dealer(s), as set out in the applicable Final Terms
Floating Rate Option	The meaning given in the ISDA Definitions

Following Business Day Convention	The meaning given on page 176
Foundation	The Northern Rock Foundation
Foundation Shares	Non-voting and non-dividend paying Foundation shares;
FSA	Financial Services Authority
FSMA	Financial Services and Markets Act 2000, as amended
Further Advance	In relation to a Mortgage Loan, any advance of further money to the relevant Borrower following the making of the Initial Advance, which is secured by the same Mortgage as the Initial Advance, excluding the amount of any retention in respect of the Initial Advance and excluding any Re-draw in respect of any Flexible Mortgage Loan or Further Draw in respect of any Personal Secured Loan
Further Draws	Additional amounts Borrowers are permitted to draw under Personal Secured Loans (in aggregate up to the fixed amount of credit extended under the terms of the relevant Mortgage Conditions)
GIC Account	The account in the name of the LLP held with the Account Bank and maintained subject to the terms of the Guaranteed Investment Contract, the Bank Account Agreement and the Deed of Charge or such additional or replacement account as may be for the time being be in place with the prior consent of the Security Trustee
GIC Provider	Northern Rock, in its capacity as GIC provider under the Guaranteed Investment Contract together with any successor GIC provider appointed from time to time
Global Covered Bond	A Bearer Global Covered Bond and/or Registered Global Covered Bond, as the context may require
Guaranteed Amounts	Prior to the service of an LLP Acceleration Notice, with respect to any Original Date for Payment Date or, if applicable, any Extended Due for Payment Date, the sum of Scheduled Interest and Scheduled Principal, in each case, payable on that Original Due for Payment Date or, if applicable, any Extended Due for Payment Date, or after service of an LLP Acceleration Notice, an amount equal to the relevant Early Redemption Amount as specified in the Conditions plus all accrued and unpaid interest and all other amounts due and payable in respect of the Covered Bonds, including all Excluded Scheduled Interest Amounts, all Excluded Scheduled Principal Amounts (whenever the same arose) and all amounts payable by the LLP under the Trust Deed
Guaranteed Investment Contract or GIC	The guaranteed investment contract between the LLP, the GIC Provider, the Security Trustee and the Cash Manager dated the Programme Date as amended and/or restated and/or supplemented from time to time
Guarantee Priority of Payments	The meaning given on page 227
Halifax Index	The index of increases in house prices issued by Halifax plc in relation to residential properties in the UK
Halifax Price Indexed Valuation	In relation to any Property at any date means the Latest Valuation of that property increased or decreased as appropriate by the increase or decrease in the Halifax Index since the date of that Latest Valuation
Holdings	Moore Holdings Limited, a special purpose vehicle incorporated in Jersey as a private limited company (registered no. 87018)
IAI Investment Letter	The meaning given in Condition 2(e) on page 172
ICTA	Income and Corporation Taxes Act 1988
Index Linked Covered Bonds	Index Linked Redemption Covered Bonds and Index Linked Interest Covered Bonds
Index Linked Interest Covered	

Bonds — Covered Bonds in respect of which payments of interest will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the Issuer and the relevant Dealer(s) may agree

Index Linked Redemption Covered Bonds — Covered Bonds in respect of which payments of principal will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the Issuer and the relevant Dealer(s) may agree

Indexed Valuation — At any date in relation to any Mortgage Loan secured over any Property:

(a) where the Latest Valuation of that Property is equal to or greater than the Halifax Price Indexed Valuation as at that date, the Halifax Price Indexed Valuation; or

(b) where the Latest Valuation of that Property is less than the Halifax Price Indexed Valuation as at that date, the Latest Valuation plus 85 per cent. of the difference between the Latest Valuation and the Halifax Price Indexed Valuation

Indirect Participants — The meaning given on page 233

Initial Advance — In respect of any Mortgage Loan, the original principal amount advanced by the Seller to the relevant Borrower

Initial Portfolio — The meaning given on page 231

Insolvency Act — Insolvency Act 1986, as amended

Insolvency Event — In respect of the Seller, the Servicer or the Cash Manager:

(a) an order is made or an effective resolution passed for the winding up of the relevant entity; or

(b) the relevant entity stops or threatens to stop payment to its creditors generally or the relevant entity ceases or threatens to cease to carry on its business or substantially the whole of its business; or

(c) an encumbrancer takes possession or a receiver, administrator, administrative receiver or other similar officer is appointed to the whole or any material part of the undertaking, property and assets of the relevant entity or a distress, diligence or execution is levied or enforced upon or sued out against the whole or any material part of the chattels or property of the relevant entity and, in the case of any of the foregoing events, is not discharged within 30 days; or

(d) the relevant entity is unable to pay its debts as they fall due

Instalment Covered Bonds — Covered Bonds which will be redeemed in the Instalment Amounts and on the Instalment Dates specified in the applicable Final Terms

Insurance Policies — Each of:

(a) the Properties in Possession Policy;

(b) Northern Rock contingency insurance policy written by Axa to cover Northern Rock in the situation where a Borrower fails to obtain a Buildings Insurance Policy; and

(c) Buildings Insurance Policies arranged for Borrowers by the Seller

Institutional Accredited Investor — An institution that is an "accredited investor" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) that are institutions

Intercompany Loan Agreement — The term loan agreement dated the Programme Date between the Issuer, the LLP and the Security Trustee as amended and/or restated and/or supplemented from time to time

Moody's	Moody's Investors Service Limited
Mortgage	(i) In respect of any Mortgage Loan (other than any Personal Secured Loan) each first fixed charge by way of legal mortgage (in relation to an English Mortgage Loan) and each first ranking standard security (in relation to a Scottish Mortgage Loan), sold by the Seller to the LLP pursuant to the Mortgage Sale Agreement, in either case which secures the repayment of the relevant Mortgage Loan including the Mortgage Conditions applicable to it and (ii) in respect of any Personal Secured Loan, the second or later ranking legal charge over the English Property or the second or later ranking standard security over the Scottish Property
Mortgage Conditions	All the terms and conditions applicable to a Mortgage Loan, including without limitation those set out in the Seller's relevant mortgage conditions booklet and the Seller's relevant general conditions, each as varied from time to time by the relevant mortgage loan agreement and the relevant Mortgage Deed
Mortgage Deed	In respect of any Mortgage, the deed creating that Mortgage
Mortgage Loan	Any mortgage loan (including, for the avoidance of doubt, any Scottish Mortgage Loan) which is sold and assigned by the Seller to the LLP from time to time under the terms of the Mortgage Sale Agreement and referenced by its mortgage loan identifier number and comprising the aggregate of all principal sums, interest, costs, charges, expenses and other monies (including all Further Advances) due or owing with respect to that mortgage loan under the relevant Mortgage Conditions by a Borrower on the security of a Mortgage from time to time outstanding, or, as the context may require, the Borrower's obligations in respect of the same but excludes any mortgage loan which is repurchased by the Seller or otherwise sold by the LLP and no longer beneficially owned by it
Mortgage Loan Account	As the context requires, either (a) all Mortgage Loans secured on the same Property or (b) an account maintained by the Servicer in respect of a particular Mortgage Loan (whether by way of principal, interest or otherwise) and all amounts received in respect thereof
Mortgage Loan Files	The file or files relating to each Mortgage Loan (including files kept in microfiche format or similar electronic data retrieval system) containing *inter alia* correspondence between the Borrower and the Seller and including the mortgage documentation applicable to the Mortgage Loan, each letter of offer for that Mortgage Loan, the Valuation Report (if applicable) and, to the extent available, the solicitor's or licensed conveyancer's, or (in Scotland) qualified conveyancer's, Certificate of Title
Mortgage Sale Agreement	The mortgage sale agreement entered into on the Programme Date between the Seller, the LLP and the Security Trustee as amended and/or restated and/or supplemented from time to time
N(M)	31 October 2004
Negative Carry Factor	The meaning given on page 214
New Basel Accord	New Basel Capital Accord of the Basel Committee
New Covered Bonds	The meaning given in Condition 6(j) on page 190
New Global Covered Bond	A Temporary Global Covered Bond in the form set out in Part 1 of Schedule 2 to the Trust Deed or a Permanent Global Covered Bond in the form set out in Part 2 of Schedule 2 to the Trust Deed, in either case where the applicable Final Terms specify that the Covered Bonds are in NGCB form;
New Member	Any new member admitted to the LLP after the Programme Date
New Mortgage Loan	Mortgage Loans, other than the Mortgage Loans comprised in the Initial Portfolio, which the Seller may assign or transfer to the LLP after the First Transfer Date pursuant to the Mortgage Sale Agreement

New Mortgage Loan Type	A new type of mortgage loan originated by the Seller, which the Seller intends to transfer to the LLP, the terms and conditions of which are materially different (in the opinion of the Seller, acting reasonably) from the Mortgage Loans. For the avoidance of doubt, a mortgage loan will not constitute a New Mortgage Loan Type if it differs from the Mortgage Loans due to it having different interest rates and/or interest periods and/or time periods for which it is subject to a fixed rate, capped rate, tracker rate or any other interest rate or the benefit of any discounts, cash-backs and/or rate guarantees
New Portfolio	The meaning given on page 231
New Portfolio Notice	A notice in the form set out in Schedule II to the Mortgage Sale Agreement served in accordance with the terms of the Mortgage Sale Agreement
New Seller	Any member of the Northern Rock Group (other than Northern Rock) that accedes to the relevant Transaction Documents and sells loans and their Related Security to the LLP in the future
NGCB	New global covered bond
NIPs	Non-Investment Products Code
Non-cash Re-draws	Authorised Underpayments or Payment Holidays under Flexible Mortgage Loans included in the Portfolio, which will result in the Seller being required to pay to the LLP an amount equal to the unpaid interest associated with that authorised underpayment or Payment Holiday
Northern Rock	Northern Rock plc
Northern Rock Group	Northern Rock and its subsidiaries collectively
Notice to Pay	The meaning given in Condition 9(a) on page 191
Official List	Official list of the UK Listing Authority
OFT	Office of Fair Trading
Ombudsman	Financial Ombudsman Service under the FSMA
Order	The Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 (SI2001/544), as amended
Original Due for Payment Date	Has the meaning given in paragraph (a) of the definition of Due for Payment
Overpayment	A payment by a Borrower in an amount greater than the amount due on a Monthly Payment Date which (a) is permitted by the terms of such Mortgage Loan or by agreement with the Borrower and (b) reduces the Current Balance of such Mortgage Loan
Partial Portfolio	Part of any portfolio of Selected Mortgage Loans
Paying Agents	The meaning given on page 169
Payment Day	The meaning given in Condition 5 on page 182
Payment Holiday	The right of a Borrower, under the applicable Mortgage Conditions, to not make a monthly payment for one or more months in certain circumstances
Permanent Global Covered Bond	The meaning given on page 153
Personal Secured Loan	A Mortgage Loan for unrestricted purposes (which may be CCA regulated) offered to Borrowers with existing Mortgage Loans (other than a Personal Secured Loan) from the Seller which is secured on the same Property which secures the Borrower's existing Mortgage Loan. Some Personal Secured Loans permit the Borrower to make further draws up to the fixed amount of credit extended under the Mortgage Conditions at the inception of the Personal Secured Loan
Portfolio	The Initial Portfolio and each New Portfolio acquired by the LLP

Post-Enforcement Priority of Payments	The meaning given on page 229
Potential Issuer Event of Default	The meaning given in Condition 14 on page 196
Potential LLP Event of Default	The meaning given in Condition 14 on page 196
Pre-Acceleration Principal Priority of Payments	The meaning given on page 226
Pre-Acceleration Revenue Priority of Payments	The meaning given on page 225
Preceding Business Day Convention	The meaning given in Condition 4(b) on page 176
Principal Amount Outstanding	In respect of a Covered Bond the principal amount of that Covered Bond on the relevant Issue Date thereof less principal amounts received by the relevant Covered Bondholder in respect thereof
Principal Ledger	The ledger on the GIC Account of such name maintained by the Cash Manager pursuant to the Cash Management Agreement to record the credits and debits of Principal Receipts in accordance with the terms of the LLP Deed
Principal Paying Agent	The meaning given on page 169
Principal Receipts	(a) principal repayments under the Mortgage Loans (including payments of arrears, Capitalised Interest, Capitalised Expenses and Capitalised Arrears); (b) recoveries of principal from defaulting Borrowers under Mortgage Loans being enforced (including the proceeds of sale of the relevant Property); (c) any payment pursuant to any insurance policy in respect of a Property in connection with a Mortgage Loan in the Portfolio; and (d) the proceeds of the repurchase of any Mortgage Loan by the Seller from the LLP pursuant to the Mortgage Sale Agreement (including, for the avoidance of doubt, amounts attributable to Accrued Interest and Arrears of Interest thereon as at the relevant repurchase **date)**
Priorities of Payments	The orders of priority for the allocation and distribution of amounts standing to the credit of the LLP Accounts in different circumstances
Product Switch	A variation to the financial terms or conditions included in the Mortgage Conditions applicable to a Mortgage Loan other than: (a) any variation agreed with a Borrower to control or manage arrears on a Mortgage Loan; (b) any variation in the maturity date of a Mortgage Loan; (c) any variation imposed by statute; or (d) any variation in the frequency with which the interest payable in respect of the Mortgage Loan is charged
Programme	€30 billion covered bond programme
Programme Agreement	The meaning given on page 248
Programme Date	30 April 2004
Programme Resolution	Any Extraordinary Resolution to direct the Bond Trustee to accelerate the Covered Bonds pursuant to Condition 9 or to direct the Bond Trustee or the Security Trustee to take any enforcement action
Properties in Possession Policy	The properties in possession policy written by AXA in favour of the Seller and any endorsements or extensions thereto as issued from time to time, or any such similar alternative or replacement properties

	in possession policy or policies as may be effected from time to time to cover a Seller in respect of Mortgage Loans and their Related Security, such other properties in possession policy or policies to provide such level of cover as would be acceptable to a Reasonable, Prudent Mortgage Lender at the date of such other policy or policies
Property	A freehold or leasehold property (or in Scotland a heritable property or a property held under a long lease) which is subject to a Mortgage
Purchaser	Any third party or the Seller to whom the LLP offers to sell Selected Mortgage Loans
Put Notice	The meaning given in Condition 6(d) on page 186
QIB	A "qualified institutional buyer" within the meaning of Rule 144A
QIS	Quantitative Impact Study
Rating Agencies	Moody's, S&P and Fitch, and each a Rating Agency
Rating Agency Confirmation	A confirmation in writing by the Rating Agencies that the then current ratings of the Covered Bonds will not be adversely affected by or withdrawn as a result of the relevant *event or matter*
Reasonable, Prudent Mortgage Lender	The Seller and/or the Servicer, as applicable, acting in accordance with the standards of a reasonably prudent residential mortgage lender lending to borrowers in England, Wales and/or Scotland who generally satisfy the lending criteria of traditional sources of residential mortgage capital
Receiptholders	The holders of the Receipts
Receipts	The meaning given on page 169
Record Date	The meaning given in Condition 5 on page 181
Redeemed Covered Bonds	The meaning given in Condition 6 on page 186
Re-draw	Either a Cash Re-draw or a Non-cash Re-draw
Register	The register of holders of the Registered Covered Bonds maintained by the Registrar
Registers of Scotland	The Land Register of Scotland and the General Register of Sasines
Registered Covered Bonds	Covered Bonds in registered form
Registered Definitive Covered Bond	A Registered Covered Bond in definitive form issued or, as the case may require, to be issued by the Issuer in accordance with the provisions of the Programme Agreement or any other agreement between the Issuer and the relevant Dealer(s), the Agency Agreement and the Trust Deed either on issue or in exchange for a Registered Global Covered Bond or part thereof (all as indicated in the applicable Final Terms), such Registered Covered Bond in definitive form being in the form or substantially in the form set out in Part 9 of Schedule 2 to the Trust Deed with such modifications (if any) as may be agreed between the Issuer, the Principal Paying Agent, the Bond Trustee and the relevant Dealer(s) and having the Conditions endorsed thereon or, if *permitted by the relevant* Stock Exchange, incorporating the Conditions by reference (where applicable to the Trust Deed) as indicated in the applicable Final Terms and having the relevant information supplementing, replacing or modifying the Conditions appearing in the applicable Final Terms endorsed thereon or attached thereto and having a Form of Transfer endorsed thereon
Registered Global Covered Bonds	The Rule 144A Global Covered Bonds together with the Regulation S Global Covered Bonds
Registrar	Citibank N.A., in its capacity as registrar (and any successor registrar)
Regulated mortgage contract	The meaning given under FSMA (with effect from N(M)), a contract is a regulated mortgage contract if, at the time it is entered into on or

	after N(M): (a) the contract is one under which the lender provides credit to an individual or to a trustee; (b) the contract provides that the obligation of the individual/trustee to repay is to be secured by a first legal mortgage or first-ranking standard security on land (other than timeshare accommodation) in the UK; and (c) at least 40 per cent. of that land is used, or is intended to be used, as or in connection with a dwelling by the individual or (in the case of credit provided to a trustee) by an individual who is a beneficiary of the trust, or by a related person
Regulation S	Regulation S under the Securities Act
Regulation S Covered Bonds	The meaning given on page 251
Regulation S Global Covered Bond	The meaning given on page 154
Related Security	In relation to a Mortgage Loan, the security for the repayment of that Mortgage Loan including the relevant Mortgage and all other matters applicable thereto acquired as part of the Portfolio
Relevant Date	The meaning given in Condition 7 on page 191
Representations and Warranties	The representations and warranties set out in the Mortgage Sale Agreement
Repurchase Notice	A notice from the Cash Manager to the Seller identifying a Mortgage Loan or its Related Security in the Portfolio which does not, as at the relevant Transfer Date or relevant Calculation Date (in the case of a Further Advance), materially comply with the Representations and Warranties set out in the Mortgage Sale Agreement
Required Current Balance Amount	The meaning given on page 215
Required Redemption Amount	The meaning given on page 207
Reserve Fund	The reserve fund that the LLP will be required to establish on the GIC Account which will be credited with Available Revenue Receipts up to an amount equal to the Reserve Fund Required Amount
Reserve Fund Required Amount	An amount equal to the Sterling Equivalent of one month's interest due on each Series of Covered Bonds together with an amount equal to one twelfth of the anticipated aggregate annual amount payable in respect of the items specified in paragraphs (i) to (iv) of the Pre-Acceleration Revenue Priority of Payments plus £600,000
Reserve Ledger	The ledger on the GIC Account of such name maintained by the Cash Manager pursuant to the Cash Management Agreement, to record the crediting of Revenue Receipts to the Reserve Fund and the debiting of such Reserve Fund in accordance with the terms of the LLP Deed
Reset Date	The meaning given in the ISDA Definitions
Revenue Ledger	The ledger on the GIC Account of such name maintained by the Cash Manager pursuant to the Cash Management Agreement to record credits and debits of Revenue Receipts in accordance with the terms of the LLP Deed
Revenue Receipts	(a) payments of interest (excluding Accrued Interest and Arrears of Interest as at the relevant Transfer Date of a Mortgage Loan) due from time to time under the Mortgage Loans and other amounts received by the LLP in respect of the Mortgage Loans other than the Principal Receipts; (b) recoveries of interest from defaulting Borrowers under Mortgage Loans being enforced; and (c) recoveries of interest and/or principal from defaulting Borrowers under Mortgage Loans in respect of which enforcement procedures have been completed
Rule 144A	Rule 144A under the Securities Act

Rule 144A Global Covered Bond	A Global Covered Bond in registered form representing the Registered Covered Bonds of a Tranche sold to QIBs pursuant to Rule 144A
Rules	The rules, regulations and procedures creating and affecting DTC and its operations
S&P	Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc.
Sale Proceeds	The cash proceeds realised from the sale of Selected Mortgage Loans and their Related Security
Sarbanes-Oxley Act	The U.S. Sarbanes-Oxley Act of 2002
Scheduled Interest	An amount equal to the amount in respect of interest which would have been due and payable under the Covered Bonds on each Interest Payment Date as specified in Condition 4 (but excluding any additional amounts relating to premiums, default interest or interest upon interest (Excluded Scheduled Interest Amounts) payable by the Issuer following an Issuer Event of Default but including such amounts (whenever the same arose) following service of an LLP Acceleration Notice) as if the Covered Bonds had not become due and repayable prior to their Final Maturity Date and, if the Final Terms specified that an Extended Due for Payment Date is applicable to the relevant Covered Bonds, if the maturity date of the Covered Bonds had been the Extended Due for Payment Date *(but taking into account* any principal repaid in respect of such Covered Bonds or any Guaranteed Amounts paid in respect of such principal prior to the Extended Due for Payment Date), less any additional amounts the Issuer would be obliged to pay as a result of any gross-up in respect of any withholding or deduction made under the circumstances set out in Condition 7
Scheduled Payment Date	In relation to payments under the Covered Bond Guarantee, each Interest Payment Date or the Final Maturity Date as if the Covered Bonds had not become due and repayable prior to their Final Maturity Date
Scheduled Principal	An amount equal to the amount in respect of principal which would have been due and repayable under the Covered Bonds on each Interest Payment Date or the Final Maturity Date (as the case may be) as specified in Condition 6(a) and Condition 6(f) (but excluding any additional amounts relating to prepayments, early redemption, broken funding indemnities, penalties, premiums or default interest (Excluded Scheduled Principal Amounts) payable by the Issuer following an Issuer Event of Default but including such amounts (whenever the same arose) following service of an LLP Acceleration Notice) as if the Covered Bonds had not become due and repayable prior to their Final Maturity Date and, if the Final Terms specifies that an Extended Due *for Payment* Date is applicable to the relevant Covered Bonds, if the maturity date of the Covered Bonds had been the Extended Due for Payment Date
Scottish Declaration of Trust	Each declaration of trust in relation to Scottish Mortgage Loans and their Related Security made pursuant to the Mortgage Sale Agreement by means of which the sale of such Scottish Mortgage Loans and their Related Security by the Seller to the LLP and the transfer of the beneficial interest therein to the LLP are given effect
Scottish Mortgage	A Mortgage over a Property located in Scotland
Scottish Mortgage Loans	Mortgage Loans secured by a Scottish Mortgage
Scottish Sub-Security	Each standard security granted by the LLP in favour of the Security Trustee pursuant to Clause 3.3 of the Deed of Charge
Scottish Supplemental Charge	Each supplemental assignation in security governed by Scots law granted by the LLP in favour of the Security Trustee pursuant to the Deed of Charge
SEC	U.S. Securities and Exchange Commission

Secured Creditors — The Security Trustee (in its own capacity and on behalf of the other Secured Creditors), the Bond Trustee (in its own capacity and on behalf of the Covered Bondholders), the Covered Bondholders, the Receiptholders, the Couponholders, the Issuer, the Seller, the Servicer, the Account Bank, the GIC Provider, the Stand-by Account Bank, the Stand-by GIC Provider, the Cash Manager, the Swap Providers, the Corporate Services Providers, the Paying Agents and any other person which becomes a Secured Creditor pursuant to the Deed of Charge

Securities Act — U.S. Securities Act of 1933, as amended

Securities and Exchange Law — The Securities and Exchange Law of Japan

Security — The meaning given on page 221

Security Trustee — The Bank of New York, London Branch, in its capacity as security trustee under the Trust Deed and the Deed of Charge together with any successor security trustee appointed from time to time

Selected Mortgage Loan Offer Notice — A notice from the LLP served on the Seller offering to sell Selected Mortgage Loans and their Related Security for an offer price equal to the greater of the then Current Balance of the Selected Mortgage Loans and the Adjusted Required Redemption Amount

Selected Mortgage Loan Repurchase Notice — A notice from the Seller served on the LLP accepting an offer set out in a Selected Mortgage Loan Offer Notice

Selected Mortgage Loans — Mortgage Loans and their Related Security to be sold by the LLP pursuant to the terms of the LLP Deed having in aggregate the Required Current Balance Amount

Selection Date — The meaning given in Condition 6 on page 186

Seller — Northern Rock

Series — A Tranche of Covered Bonds together with any further Tranche or Tranches of Covered Bonds which are (a) expressed to be consolidated and form a single series and (b) identical in all respects (including as to listing) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices

Series Reserved Matter — In relation to Covered Bonds of a Series:

(a) reduction or cancellation of the amount payable or, where applicable, modification of the method of calculating the amount payable or modification of the date of payment or, where applicable, modification of the method of calculating the date of payment in respect of any principal or interest in respect of the Covered Bonds;

(b) alteration of the currency in which payments under the Covered Bonds, Receipts and Coupons are to be made;

(c) alteration of the majority required to pass an Extraordinary Resolution;

(d) any amendment to the Covered Bond Guarantee or the Deed of Charge (except in a manner determined by the Bond Trustee not to be materially prejudicial to the interests of the Covered Bondholders of any Series);

(e) the sanctioning of any such scheme or proposal for the exchange or sale of the Covered Bonds for or the conversion of the Covered Bonds into, or the cancellation of the Covered Bonds in consideration of, shares, stock, covered bonds, bonds, debentures, debenture stock and/or other obligations and/or securities of the Issuer or any other company formed or to be formed, or for or into or in

consideration of cash, or partly for or into or in consideration of such shares, stock, bonds, covered bonds, debentures, debenture stock and/or other obligations and/or securities as aforesaid and partly for or into or in consideration of cash and for the appointment of some person with power on behalf of the Covered Bondholders to execute an instrument of transfer of the Registered Covered Bonds held by them in favour of the persons with or to whom the Covered Bonds are to be exchanged or sold respectively; and

(f) alteration of the proviso to paragraph 5 or paragraph 6 of Schedule 4 to the Trust Deed

Servicer Northern Rock in its capacity as servicer under the Servicing Agreement together with any successor servicer appointed from time to time

Servicer Event of Default The meaning given on page 210

Servicer Termination Event The meaning given on page 210

Servicing Agreement The servicing agreement entered into on the Programme Date between the LLP, the Servicer and the Security Trustee as amended and/or restated and/or supplemented from time to time

Share Trustee Mourant & Co. Trustees Limited

Specified Amount The meaning given in Condition 9(a) on page 190

Specified Denomination The meaning given in the applicable Final Terms

Specified Interest Payment Date The meaning given in the applicable Final Terms

Standard Documentation The standard documentation, annexed to the relevant exhibit of the Mortgage Sale Agreement or any update or replacement therefor as the Seller may from time to time introduce acting in accordance with the standards of a Reasonable, Prudent Mortgage Lender

Standard Variable Rate The Northern Rock standard variable rate and/or the standard variable rate applicable to Mortgage Loans within the Portfolio, as applicable

Stand-by Account Bank The meaning given on page 220

Stand-by Bank Account Agreement The meaning given on page 220

Stand-by GIC Account The meaning given on page 220

Stand-by GIC Provider The meaning given on page 220

Stand-by Guaranteed Investment Contract The meaning given on page 221

Sterling Equivalent In relation to a Term Advance which is denominated in (a) a currency other than Sterling, the Sterling equivalent of such amount ascertained using the relevant Covered Bond Swap Rate relating to such Term Advance and (b) Sterling, the applicable amount in Sterling

Subsidiary Any company which is for the time being a subsidiary (within the meaning of Section 736 of the Companies Act 1985 of Great Britain)

Substitution Assets Each of:

(a) Sterling gilt-edged securities;

(b) Sterling demand or time deposits, certificates of deposit, long-term debt obligations and short-term debt obligations (including commercial paper) provided that in all cases such investments have a remaining period to maturity of one year or less and the short-term unsecured, unguaranteed and unsubordinated debt obligations or, as applicable, the long-term unsecured, unguaranteed and unsubordinated debt obligations of the issuing or guaranteeing entity or the entity with which the demand or time deposits are made (being an authorised person under the FSMA) are rated P-1/Aa3 by

Moody's, A-1+/AA- by S&P and F1+/AA- by Fitch or their equivalents by three other internationally recognised rating agencies;

(c) Sterling denominated government and public securities, as defined from time to time by the FSA, provided that such investments have a remaining period to maturity of one year or less and which are rated at least Aaa by Moody's, AAA by S&P and AAA by Fitch or their equivalents by three other internationally recognised rating agencies; and

(d) Sterling denominated residential mortgage backed securities provided that such investments have a remaining period to maturity of one year or less, are actively traded in a continuous, liquid market on a recognised stock exchange, are held widely across the financial system, are available in an adequate supply and which are rated at least Aaa by Moody's, AAA by S&P and AAA by Fitch or their equivalents by three other internationally recognised rating agencies

sub-unit With respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, euro 0.01

Swap Agreements The Covered Bond Swap Agreements together with the Interest Swap Agreement, and each a Swap Agreement

Swap Collateral At any time, any asset (including, without limitation, cash and/or securities) which is paid or transferred by a Swap Provider to the LLP as collateral to secure the performance by such Swap Provider of its obligations under the relevant Swap Agreement together with any income or distributions received in respect of such asset and any equivalent of such asset into which such asset is transformed

Swap Collateral Account An account in the name of the LLP held with the Account Bank for purposes of holding Swap Collateral and maintained subject to the terms of the relevant Swap Agreement, the Bank Account Agreement and the Deed of Charge or such additional or replacement account as may be for the time being be in place with the prior consent of the Security Trustee

Swap Collateral Excluded Amounts At any time, the amount of Swap Collateral which may not be applied at that time in satisfaction of the relevant Swap Provider's obligations to the LLP under the terms of the relevant Swap Agreement

Swap Provider Default The occurrence of an Event of Default or Termination Event (each as defined in each of the Swap Agreements) where the relevant Swap Provider is the Defaulting Party or the sole Affected Party (each as defined in relevant Swap Agreement), as applicable, other than a Swap Provider Downgrade Event

Swap Provider Downgrade Event The occurrence of an Additional Termination Event or an Event of Default (each as defined in the relevant Swap Agreement) following a failure by the Swap Provider to comply with the requirements of the ratings downgrade provisions set out in the relevant Swap Agreement

Swap Providers Covered Bond Swap Provider and the Interest Swap Providers, and each a Swap Provider

Swaps The Covered Bond Swaps together with the Interest Rate Swap

Swiss Dealer The meaning given on page 17

Talons The meaning given on page 169

TARGET System Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System

Temporary Global Covered Bond The meaning given on page 153

Term Advance Each term advance made by the Issuer to the LLP from the proceeds of Covered Bonds pursuant to the Intercompany Loan Agreement

Third Party Amounts

Each of:

(a) payments of insurance premiums, if any, due to the Seller in respect of any Seller arranged insurance policy to the extent not paid or payable by the Seller (or to the extent such insurance premiums have been paid by the Seller in respect of any Further Advance which is not purchased by the Seller to reimburse the Seller);

(b) amounts under an unpaid direct debit which are repaid by the Seller to the bank making such payment if such bank is unable to recoup that amount itself from its customer's account;

(c) payments by the Borrower of any fees (including Early Repayment Fees) and other charges which are due to the Seller; and

(d) any amount received from a Borrower for the express purpose of payment being made to a third party for the provision of a service (including giving insurance cover) to any of that Borrower or the Seller or the LLP,

which amounts may be paid daily from monies on deposit in the GIC Account

Title Deeds

In relation to each Mortgage Loan and its Related Security and the Property relating thereto, all conveyancing deeds and documents which make up the title to the Property and the security for the Mortgage Loan and all searches and enquiries undertaken in connection with the grant by the Borrower of the related Mortgage

Together Connections Mortgage Loans

Flexible Mortgage Loans, which are offered in two product types. These products have the same basic features as a Together Mortgage Loan, but also allow the Borrower to link the Mortgage Loan with certain deposit and/or current accounts that are held with the Seller. Under a Together Connections Mortgage Loan a Borrower may elect to only pay interest on the difference between the Combined Debit Balance and the Combined Credit Balance. Despite the foregoing, the Borrower is nevertheless obligated to make their contractual monthly payment of principal (if any) and interest in full

Together Mortgage Loans

Flexible Mortgage Loans, which are offered in five product types. These products allow the Borrower to obtain a Mortgage Loan, an unsecured loan and, in some cases, a credit card, each with a variable or a fixed interest rate, depending on the product type, and which in certain circumstances permit the Borrower to make authorised underpayments and take Payment Holidays (which are Non-cash Re-draws as defined above), receive Cash Re-draws and make overpayments

Transaction Documents

(a) Mortgage Sale Agreement

(b) each Scottish Declaration of Trust

(c) Servicing Agreement

(d) Asset Monitor Agreement

(e) Intercompany Loan Agreement

(f) LLP Deed

(g) Cash Management Agreement

(h) the Interest Rate Swap Agreement

(i) each Covered Bond Swap Agreement

(j) Guaranteed Investment Contract

(k) Stand-by Guaranteed Investment Contract

	(l)	Bank Account Agreement
	(m)	Stand-by Bank Account Agreement
	(n)	(i) Corporate Services Agreement for the Liquidation Member (ii) Corporate Services Agreement for Holdings
	(o)	Deed of Charge (and any documents entered into pursuant to the Deed of Charge, including without limitation each Scottish Supplemental Charge and Scottish Sub-Security)
	(p)	Trust Deed
	(q)	Agency Agreement
	(r)	Programme Agreement
	(s)	each Final Terms (as applicable in the case of each issue of listed Covered Bonds subscribed pursuant to a subscription agreement)
	(t)	each Subscription Agreement (as applicable in the case of each issue of listed Covered Bonds subscribed pursuant to a subscription agreement)
	(u)	Master Definitions and Construction Agreement

Transfer Agent — The meaning given on page 169

Transfer Certificate — The meaning given in Condition 2(e) on page 172

Transfer Date — Each of the First Transfer Date and the date of transfer of any New Portfolio to the LLP in accordance with the Mortgage Sale Agreement

Trust Deed — The meaning given on page 169

UK Listing Authority — Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the UK Listing Authority)

Unfair Practices Directive — The directive on unfair business-to-consumer commercial practices adopted by the European Parliament and the Council in May 2005

UTCCR — Unfair Terms in Consumer Contracts Regulations 1999 as amended

Valuation Report — The valuation report or reports for mortgage purposes, in the form of one of the pro-forma contained in the Standard Documentation, obtained by the Seller from a Valuer in respect of each Property or a valuation report in respect of a valuation made using a methodology which would be acceptable to a Reasonable, Prudent Mortgage Lender and which has been approved by the relevant officers of the Seller

Valuer — An Associate or Fellow of the Royal Institute of Chartered Surveyors or the Incorporated Society of Valuers and Auctioneers who was at the relevant time either a member of a firm which was on the list of Valuers approved by or on behalf of the Seller from time to time or an Associate or Fellow of the Royal Institute of Chartered Surveyors or the Incorporated Society of Valuers and Auctioneers employed in-house by the Seller acting for the Seller in respect of the valuation of a Property

WAFF — Weighted average foreclosure frequency in respect of the Portfolio determined in accordance with the methodologies prescribed by the Rating Agencies

WALS — Weighted average loss severity in respect of the Portfolio determined in accordance with the methodologies prescribed by the Rating Agencies

Yield Shortfall Test	The test as to whether the aggregate amount of interest on the Mortgage Loans and amounts under the Interest Rate Swap Agreement to be received by the LLP during the relevant LLP Payment Period would give a yield on the Mortgage Loans of at least LIBOR plus 0.15 per cent.
Zero Coupon Covered Bonds	Covered Bonds which will be offered and sold at a discount to their nominal amount and which will not bear interest

Schedule 1

Northern Rock Covered Bond LLP Accounts

Northern Rock Covered Bond LLP

Annual report and accounts

for the period ended 31 December 2004

Registered Number: OC306984

Northern Rock Covered Bond LLP

Report and accounts
for the period ended 31 December 2004

Contents

Northern Rock Covered Bond LLP

Members and LLP information

Members

Northern Rock plc

Moore Investments Limited

Management Board

David Johnson

Phillip Robinson

Antony Swalwell

Christopher Jobe

Registered office

Northern Rock House

Gosforth

Newcastle upon Tyne

NE3 4PL

Independent Auditors

PricewaterhouseCoopers LLP

89 Sandyford Road

Newcastle upon Tyne

NE99 1PL

Northern Rock Covered Bond LLP

Members' report

On behalf of the members of Northern Rock Covered Bond LLP ("the LLP"), the Management Board present their report and accounts for the period from the date of incorporation 20 February 2004 to 31 December 2004.

Principal activity

The LLP is a special purpose vehicle whose business is the acquisition of mortgage loans and their related security from Northern Rock plc pursuant to the terms of the Mortgage Sale Agreement entered into on 30 April 2004 and to guarantee the Covered Bonds issued by Northern Rock plc. The principal activities of the LLP are summarised in the LLP Deed dated 30 April 2004. Further details can be found in note 6.

On 4 May 2004 the LLP acquired a beneficial interest in a mortgage loan portfolio amounting to £2.3 billion from Northern Rock plc, one of the designated members and the LLP's parent undertaking. The acquisition was funded by an intercompany loan from Northern Rock plc.

As the LLP was incorporated on 20 February 2004, these accounts are the first statutory accounts of the LLP and reflect the results for the period from the date of incorporation to 31 December 2004.

Designated members

The designated members during the period were:

Northern Rock plc	(appointed 20 February 2004)
Moore Investments Limited	(appointed 20 February 2004)

Members' interests

The policy regarding the allocation of profits to members and the treatment of capital contributions is set out in the accounting policies statement on pages 7 and 8.

Supplier payment policy

It is the LLP's policy that payments made to suppliers are made in accordance with those terms and conditions agreed between the LLP and its suppliers.

The LLP owed no amounts to trade creditors at 31 December 2004.

Northern Rock Covered Bond LLP

Members' report (continued)

Statement of Members' responsibilities in respect of the accounts

The Companies Act, as applied to Limited Liability Partnerships, requires the members to prepare accounts for each financial year which give a true and fair view of the state of affairs of the LLP at the end of the financial period and of the profit or loss for that period. In preparing the accounts, the members are required to:

Select suitable accounting policies and apply them consistently;

Make judgements and estimates that are reasonable and prudent;

State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and

Prepare the accounts on the going concern basis unless it is not appropriate to presume that the LLP will continue in business.

Under Limited Liability Partnership Regulation, Statutory Instrument 01/1090, the members are responsible for ensuring that proper accounting records are maintained which disclose with reasonable accuracy the financial position of the LLP and which enable them to ensure that the accounts will comply with those regulations. The members have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the LLP and to prevent and detect fraud and other irregularities.

These responsibilities are exercised by the Management Board on behalf of the members.

Independent auditors

During the period it was resolved to appoint PricewaterhouseCoopers LLP as auditors of the LLP. A special resolution to reappoint PricewaterhouseCoopers LLP as auditors to the LLP will be proposed at the Annual General Meeting.

By order of the Management Board

Christopher Jobe
18 October 2005

Independent auditors' report to the members of Northern Rock Covered Bond LLP

We have audited the financial statements which comprise the profit and loss account, balance sheet and the related notes which have been prepared under the historical cost convention and the accounting policies set out in note 1.

Respective responsibilities of members and auditors

The members' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of members' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the members of the partnership in accordance with the Companies Act 1985 as applied to limited liability partnerships by the Limited Liability Partnerships Act 2000 and regulations made thereunder, and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985, as applied to limited liability partnerships. We also report to you if, in our opinion, the Members' Report is not consistent with the financial statements, if the limited liability partnership has not kept proper accounting records, or if we have not received all the information and explanations we require for our audit.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the members in the preparation of the financial statements, and of whether the accounting policies are appropriate to the limited liability partnership's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the partnership at 31 December 2004 and of the profit for the period from 20 February 2004 to 31 December 2004 and have been properly prepared in accordance with the provisions of the Limited Liability Partnerships Regulation 2001 made under the Limited Liability Partnerships Act 2000.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Newcastle upon Tyne
18 October 2005

Northern Rock Covered Bond LLP

Profit and loss account for the period from date of incorporation 20 February 2004 to 31 December 2004

	Note	10 months ended 31 December 2004 £'000
Interest receivable and similar income	2	65,922
Interest payable and similar charges	3	(10,248)
Net interest income		55,674
Distribution costs		
Administration expenses		
Operating profit		55,674
Taxation		
Retained profit for the financial period before members' remuneration and profit shares and available for division among members	4,9	55,674

Operating profit relates entirely to continuing operations.

There were no recognised gains or losses other than the profit for the period disclosed above.

The notes on pages 7 to 12 form an integral part of these accounts.

Northern Rock Covered Bond LLP

Balance sheet as at 31 December 2004

	Note	2004 £'000
Current assets		
Loans and other debts due from members	6	1,977,574
- due within 1 year		50,018
- due after 1 year		1,927,556
Cash at bank and in hand	5	303,952
Prepayments and accrued income		30,389
		2,311,915
Creditors: amounts falling due within one year		
Accruals and deferred income		(46,297)
Net current assets		2,265,618
Loans and other debts due to members	8	(1,340,800)
Net assets		924,818
Members' other interests		
Members' capital	9	924,818
Other reserves	9	
		924,818
Total Members' interests		
Members' other interests		924,818
Loans and other debts due from members	9	(940,726)
Amounts due from members included in prepayments and accrued income		(406)
Amounts due to members included in accruals and deferred income		46,286
Total Members' interests	9	29,972

These accounts on pages 5 to 12 were signed on 18 October 2005 on behalf of the members of Northern Rock Covered Bond LLP by:

Christopher Jobe

The notes on pages 7 to 12 form part of these accounts.

Northern Rock Covered Bond LLP

Notes to the accounts for the period to 31 December 2004

1. Accounting Policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the LLP's accounts.

Basis of preparation

These accounts reflect the results for the period from incorporation on 20 February 2004 to 31 December 2004. No comparatives have been presented as these are the LLP's first statutory accounts.

In the opinion of the members, disclosure of turnover is most appropriately represented for the LLP by Interest Receivable and Similar Income and cost of sales is best represented by Interest Payable and Similar Charges. This represents an adaptation of the profit and loss account laid down in Schedule 4 to the Companies Act 1985, as it applies to LLPs.

Accounting Convention

The accounts have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards, including the Statement of Recommended Practice, Accounting by Limited Liability Partnerships.

Interest

Interest receivable and payable are calculated on an accruals basis.

Tax provisions

Taxation on all partnership profits is solely the personal liability of individual members, consequently, neither taxation nor related deferred taxation in the LLP are accounted for in these accounts.

Loans and other debts due from members

The LLP's beneficial interest in the mortgage portfolio was acquired from Northern Rock plc and is included in Loans and other debts due from members in the balance sheet and the analysis of Total Members' interests. The mortgage portfolio is recorded at book value being the book value to Northern Rock plc at the time of transfer less subsequent repayments. Under the terms of the mortgage sale agreement, Northern Rock plc is able but not obliged to repurchase all defaulting loans. No provision for losses is maintained by the LLP as it is the current intention that Northern Rock plc will repurchase defaulting loans.

Financial Instruments

Interest rate risk associated with the beneficial interest on the mortgage portfolio is managed by an interest rate swap with Northern Rock plc which requires the LLP to pay the effective yield on the mortgage portfolio and receive payments based on a rate linked to three month sterling LIBOR. The cost of the interest rate swap is included in interest payable.

The LLP has also entered into covered bond swaps with third party banks to hedge certain interest rate, currency and/or other risks in respect of amounts received by the LLP under the mortgage loans and the Interest Rate Swap and amounts payable by the LLP to Northern Rock plc under the Intercompany Loan Agreement.

All transactions are undertaken for hedging purposes. Transactions are initially recorded at cost and are accounted for on an accruals basis in accordance with the item or items being hedged.

Notes to the accounts for the period to 31 December 2004

VAT
Value added tax is not recoverable by the LLP and is included with its related cost.

Contributions and Drawings
Under the terms of the transaction documents for the sale of the mortgage portfolio, Northern Rock plc is treated as having made a capital contribution to the LLP in an amount equal to the difference between the current balance of the loans assigned at transfer date and the cash payment made by the LLP for the loans and relevant security on that transfer date.

If so requested by the management board, the members may from time to time make cash contributions to the LLP which will constitute cash capital contributions. The liquidation member, Moore Investments Limited, will not make any capital contributions to the LLP. No interest is paid on the members' capital balances.

Capital distributions may only be made in accordance with the LLP Deed where sufficient principal receipts are available and higher priority payments have been made.

Under the priority of payments, payment pro rata and pari passu to the members of the sum of £3,000 (or such other sum as may be agreed by members from time to time) in aggregate, is allocated and paid to each Member in proportion to their respective capital contribution balances as at the relevant calculation date subject to a minimum of £1 each, as their profit for their respective interests as members in the LLP.

Under the terms of the mortgage sale agreement, Northern Rock plc, as the originator of the mortgage loans, retains the right to receive excess income arising on those loans, after certain higher priority payments have been met by the LLP. Deferred consideration is disclosed as an allocation of profits in these accounts.

Deferred purchase consideration
Deferred purchase consideration represents amounts owed under mortgage purchase agreements out of the profits for the period to Northern Rock plc, as the mortgage originator.

Deferred consideration is calculated in accordance with the legal structure for the distribution of the LLP's revenue receipts.

Cash flow statement
The Company has taken advantage of the exemptions allowed under FRS1 "Cashflow Statements" (Revised 1996) due to the fact that its cashflows are included in the financial statements of its parent company, Northern Rock plc, a company registered in the United Kingdom. These financial statements are publicly available and accordingly no cashflow statement has been prepared.

2. Interest receivable and similar income

	2004 £'000
Income receivable from the beneficial interest in mortgage portfolio	65,922
	65,922

3. Interest payable and similar charges

	2004
	£'000
Amounts payable to the third party covered bond swap providers	10,248
	10,248

4. Profit for the financial period

The audit fee of £22,000 has been included in the overall audit fee for the Northern Rock plc group and has been paid for by Northern Rock plc.

The LLP employed no staff during the period.

5. Cash at bank and in hand

The LLP has placed its deposit account with a provider of a Guaranteed Investment Contract, Northern Rock plc. Withdrawals from this account are restricted by the detailed priority of payments set out in the transaction documents. The LLP earns a variable rate of interest of 0.25 per cent per annum below LIBOR for one-month Sterling deposits.

6. Loans and other debts due from members

	2004
	£'000
Due within 1 year	50,018
Due after 1 year	1,927,556
	1,977,574

Loans and other debts due from members represents the beneficial interests held by the LLP in the mortgage portfolio. The mortgage loans are secured on residential property. The loans and advances to customers are all denominated in sterling and are either at fixed rates or at variable rates of interest, based on the standard variable rate of the administrator.

7. Creditors: amounts falling due within one year

	2004
	£'000
Accruals and deferred income	46,297
	46,297

Accruals and deferred income includes interest payable of £33,494,000 due to Northern Rock plc and deferred consideration of £12,792,000 due to Northern Rock plc, one of the two designated members.

8. Loans and other debts due to members

The amount owing to Northern Rock plc comprises a term advance equivalent to the amounts raised by Northern Rock plc under its Covered Bond Programme. The rate of interest payable in respect of each term advance shall match the interest rate payable in respect of the corresponding Tranche or Series of Covered Bonds that funded such tranche.

Northern Rock plc will not be relying on repayment of any term advance by the LLP or the interest thereon in order to meet its repayment or interest obligations under the Covered Bonds. The term advances will not be repaid by the LLP until all amounts payable under the corresponding series of Covered Bonds have been repaid in full. Amounts owed by the LLP will be subordinated to amounts owed by the LLP under the Covered Bond Guarantee described below.

The Covered Bonds are unconditionally and jointly and severally guaranteed by Northern Rock plc. Under the terms of the Trust Deed, the LLP has also provided a guarantee as to payments of interest and principal under the Covered Bonds, where amounts would otherwise be unpaid by Northern Rock plc. The obligations of the LLP under its guarantee constitute direct obligations of the LLP secured against the assets from time to time of the LLP and recourse against the LLP is limited to such assets. The principal asset is the interest in the mortgage portfolio acquired from Northern Rock plc.

The amounts due to Northern Rock plc mature on 4 May 2009.

In addition to the Interest Rate Swap Agreement entered into by the LLP with Northern Rock plc the LLP has entered into the Covered Bond Swap Agreements with third party banks. These agreements provide a hedge against interest rate, currency and/or other risks in respect of amounts received by the LLP under the Loans and the Interest Rate Swaps and amounts payable by the LLP under the Covered Bond Guarantee in respect of the Covered Bonds. The Covered Bond Swap agreements provide a hedge against risks the LLP is exposed to, only following a Northern Rock plc Event of Default and the service on the LLP of a Notice to Pay. As such, no amounts are due and payable under this agreement prior to these events. In accordance with the terms of these swaps, the swap provider will pay to the LLP amounts equivalent to the amounts that would be payable by the LLP under the Covered Bond Guarantee in respect of interest and principal payable under the Covered Bonds and, in return, the LLP will pay to the Covered Bond Swap Provider on each LLP Payment Date an amount equal to three month Sterling LIBOR for the relevant Interest Period plus a spread.

Notes to the accounts for the period to 31 December 2004

9. Members' interests

	Members' capital	Other reserves	Total	Loans due to/(from) members	
	£'000	£'000	£'000	£'000	
Profit for the financial period available for division among members	-	55,674	55,674	-	55,674
Allocated profits:					
Interest payable to Northern Rock plc		(33,494)	(33,494)	33,494	
Deferred consideration		(22,178)	(22,178)	22,178	
Profit share		(2)	(2)	2	
Introduced by members	2,265,618		2,265,618	(2,281,526)	(15,908)
Repayment of capital	(1,340,800)	-	(1,340,800)	.,340,800	
Drawings				(2)	(2)
Payment of deferred consideration				(9,792)	(9,792)
Members' interest as at 31 December 2004	924,818	-	924,818	(894,846)	29,972

The loans and other debts due to/(from) members can be analysed as follows:

	£'000
Loans and other debts due from members	(1,977,574)
Cash held at Northern Rock plc	(303,952)
	(2,281,526)
Loans and other debts due to members	1,340,800
Loans and other debts due from members	(940,726)
Amounts due from members included in prepayments and accrued income	(406)
Amounts due to members included in accruals and deferred income	46,286
Total loans and other debts due from members	**(894,846)**

The average number of members during the period was two. As described in Note 1, entitlement to profit share is based on members' capital balances. NR plc had the largest entitlement for the period under re amounting to £2,000.

Northern Rock Covered Bond LLP

Notes to the accounts for the period to 31 December 2004

10. Related Parties

The LLP is a special purpose LLP controlled by Northern Rock plc, one of the two designated members. Under FRS8 "Related Parties", the LLP is exempt from the requirement to disclose transactions with other companies within the Northern Rock Group. Under the terms of the transaction documents, Northern Rock plc is entitled to the certain amounts from the LLP for the period to 31 December 2004 and these are shown in note 9 to the accounts.

Northern Rock plc acts as servicer of the mortgage portfolio and cash manager and has waived all fees in relation to this.

11. Post balance sheet events

On 20 April 2005 Northern Rock assigned an additional £1.8billion of mortgage assets to the Northern Rock Covered Bonds LLP financed by the receipt of a further loan from Northern Rock plc.

Northern Rock Covered Bond LLP

Annual report and financial statements

for the year ended 31 December 2005

Registered Number: OC306984

Northern Rock Covered Bond LLP

Report and financial statements for the year ended 31 December 2005

Contents

Northern Rock Covered Bond LLP

Members and LLP information

Members

Northern Rock plc
Moore Investments Limited

Management Board

David Johnson
Phillip Robinson
Antony Swalwell
Christopher Jobe

Registered office

Northern Rock House
Gosforth
Newcastle upon Tyne
NE3 4PL

Independent Auditors

PricewaterhouseCoopers LLP
89 Sandyford Road
Newcastle upon Tyne
NE99 1PL

Northern Rock Covered Bond LLP

Members' report

On behalf of the members of Northern Rock Covered Bond LLP ("the LLP"), the Management Board presents their report and financial statements for the year ended 31 December 2005.

Principal activity

The LLP is a special purpose vehicle whose principal activity is a deemed loan comprising mortgage loans and their related security to Northern Rock plc pursuant to the terms of the mortgage sale agreement entered into on 30 April 2004 and to guarantee the covered bonds issued by Northern Rock plc. The principal activities of the LLP are summarised in the LLP Deed dated 30 April 2004.

On 20 April 2005 Northern Rock plc assigned an additional £1.0 billion of mortgage assets to the Northern Rock Covered Bonds LLP, this resulted in an increase in the deemed loan from Northern Rock plc to the LLP of £1.0 billion. This was financed by the receipt of a further loan from Northern Rock plc.

On 16 November 2005 Northern Rock plc assigned an additional £1.4 billion of mortgage assets to the Northern Rock Covered Bonds LLP, this resulted in an increase in the deemed loan from Northern Rock plc to the LLP of £1.4 billion. This was financed by the receipt of a further loan from Northern Rock plc.

On the following dates Northern Rock plc assigned additional mortgage assets to the Northern Rock Covered Bonds LLP, which has resulted in an increase in the deemed loan from Northern Rock plc to the LLP of the same amount:

20 March 2005 £0.3 billion, 16 April 2005 £0.8 billion, 21 May 2005 £0.8 billion, 23 July 2005 £0.3 billion, 20 August 2005 £0.3 billion and 18 December 2005 £0.8 billion.

The increase in the deemed loan was financed by principal received by the LLP from other elements of the deemed loan.

Details of transactions with Northern Rock plc after the year end are set out in Note 16 to the financial statements.

Review of business

There were no changes to the LLP's business during the year.

Results

The results for the period are set out on page 6. The profit for the period of £186,898,000 (2004: £55,674,000) will be transferred to reserves.

Designated members

The designated members during the period were:

Northern Rock plc
Moore Investments Limited

Members' report (continued)

Members' interests

The policy regarding the allocation of profits to members and the treatment of capital contributions is set out in the accounting policies statement on pages 10 to 13.

Employees

The LLP does not have any employees. (2004: nil)

Supplier payment policy

It is the LLP's policy that payments made to suppliers are made in accordance with those terms and conditions agreed between the LLP and its suppliers.

The LLP owed no amounts to trade creditors at 31 December 2005 and 31 December 2004.

Statement of Members' responsibilities in respect of the financial statements

The Companies Act, as applied to Limited Liability Partnerships, requires the members to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the LLP at the end of the financial period and of the profit or loss for that period.

In preparing the financial statements, the members are required to:

- Select suitable accounting policies and apply them consistently;
- Make judgements and estimates that are reasonable and prudent;
- State that the financial statements comply with IFRS;
- Prepare the financial statements on the going concern basis unless it is not appropriate to presume that the LLP will continue in business.

Under Limited Liability Partnership Regulation, Statutory Instrument 01/1090, the members are responsible for ensuring that proper accounting records are maintained which disclose with reasonable accuracy the financial position of the LLP and which enable them to ensure that the financial statements will comply with those regulations. The members have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the LLP and to prevent and detect fraud and other irregularities.

These responsibilities are exercised by the Management Board on behalf of the members.

Members' report (continued)

Independent auditors

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution that they be reappointed will be proposed at the Annual General Meeting.

By order of the Management Board

Northern Rock plc

Moore Investments Limited

Independent auditors' report to the members of Northern Rock Covered Bond LLP

We have audited the financial statements of Northern Rock Covered Bond LLP for the year ended 31 December 2005 which comprise the Income Statement, the Balance Sheet, the Statement of Recognised Income and Expense, the Cash Flow Statement and the related notes. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the members of the partnership as a body in accordance with the Companies Act 1985 as applied to limited liability partnerships by the Limited Liability Partnerships Act 2000 and regulations made there under, and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements have been properly prepared in accordance with the Companies Act 1985, as applied to Limited Liability Partnerships. We also report to you if, in our opinion, the Members' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, or if we have not received all the information and explanations we require for our audit.

We read the Members' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Company's affairs as at 31 December 2005 and of its profit and cash flows for the year then ended and the financial statements have been properly prepared in accordance with the provisions of the Limited Liability Partnerships Regulation 2001 made under the Limited Liability Partnerships Act 2000 and the Company's Act 1984, as applied to Limited Liability Partnerships.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Newcastle upon Tyne
2006

Income statement for the year ended 31 December 2005

	Note	Year ended 31 December 2005	10 months ended 31 December 2004
		£'000	**£'000**
Interest receivable and similar income	1	**182,779**	65,922
Interest payable and similar charges	2	**(28,146)**	(10,248)
Other unrealised fair value gains and losses	3	**32,275**	-
Administration expenses	4	**(10)**	-
Profit		**186,898**	55,674

Operating profit relates entirely to continuing operations.

The notes on pages 10 to 26 form an integral part of these financial statements.

Northern Rock Covered Bond LLP

Statement of recognised income and expense for the year ended 31 December 2005

	Note	2005 £'000
Profit for the year		**186,898**
Effect of changes in accounting polices		
Adoption of IAS 32 and IAS 39 – fair value of adjustments	15	24,666
Total recognised income and expense for the year		**211,564**

Note – Reconciliation of movements in equity

	Note	2005 £'000
Total – As above		**211,564**
Allocated profits	11	(186,898)
Introduced by members	11	4,414,241
Repayment of capital	11	(3,756,604)
Balance as at 31 December 2004		924,818
Balance as at 31 December 2005		**1,607,121**

There were no gains or losses, in the 10 month period ending 31 December 2004 other than that shown in the Income statement on page 6.

Northern Rock Covered Bond LLP

Balance sheet as at 31 December 2005

	Note	2005 £'000	2004 £'000
Assets			
Loans and other debts due from members	5	4,684,563	1,977,933
Derivative financial instruments	6	154,651	-
Trade and other receivables	7	198	30,022
Cash at bank and in hand	8	640,963	303,952
Total assets		5,480,375	2,311,907
Liabilities			
Loans and other debts due to members	9	3,756,604	1,340,800
Trade and other payables	10	116,650	46,289
Total liabilities		3,873,254	1,387,089
Members' interests			
Members' capital	11	1,607,121	924,818
Other reserves	11	-	-
Total interest attributable to members		1,607,121	924,818
Total interest and liabilities		5,480,375	2,311,907
Total Members' interests			
Members' other interests	11	1,607,121	924,818
Loans and other debts due from members	11	(2,463,768)	(940,726)
Amounts due from members included in prepayments and accrued income	11	(198)	(406)
Amounts due to members included in accruals and deferred income	11	99,086	46,286
Total Members' interests		(757,759)	29,972

The financial statements on pages 6 to 26 were signed on 2006 on behalf of the members of Northern Rock Covered Bond LLP by:

Northern Rock plc Moore Investments Ltd

The notes on pages 10 to 26 form part of these financial statements.

Northern Rock Covered Bond LLP

Cash flow statement for the year ended 31 December 2005

	2005 £'000	2004 £'000
Net cash inflow from operating activities		
Profit before taxation	186,898	55,674
	186,898	55,674
Changes in operating assets		
Increase in loans due from members	(2,706,630)	(1,977,933)
Increase in derivative financial instruments	(154,651)	-
Changes in other assets	29,824	(30,022)
	(2,831,457)	(2,007,955)
Changes in operating liabilities		
Increase in loans due to members	2,415,804	1,340,800
Changes in other liabilities	70,361	46,289
	2,486,165	1,387,089
Cash flow from members interests	495,405	869,144
Net increase in cash and cash equivalents	337,011	303,952
Opening cash and cash equivalents	303,952	-
Closing cash and cash equivalents	640,963	303,952

Operating activities are the principal revenue producing activities of the Company and other activities which are not investing or financing activities.

Investing activities are the acquisition and disposal of long term assets and other investments not included in cash equivalents.

Financing activities are activities that result in changes in the size and composition of the contributed equity

Statement of accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all of the year presented, unless otherwise stated.

Basis of preparation

These financial statements reflect the results for the year ended 31 December 2005. The comparatives are presented for the period from incorporation on 20 February 2004 to 31 December 2004.

Accounting Convention

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and IFRIC interpretations that, under European Regulations, are effective or available for early adoption of the LLP's first reporting date under IFRS, 31 December 2005, and with those parts of the Companies Act 1985 applicable to LLP's reporting under IFRS. The financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities held at fair value through the Income Statement. A summary of the more important accounting policies is set out below.

The preparation of financial statements in conformity with generally accepted accounting principals requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

Interest income and expense

Interest income and expense are recognised in the income statement for all instruments measured at amortised cost using the effective interest method.

The effective interest method calculates the amortised cost of a financial asset or a financial liability, and allocates the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the LLP estimates cash flows considering all contractual terms of the financial instrument (for example prepayment options) but does not consider future credit losses. The calculation includes all amounts received or paid by the LLP that are an integral part of the overall return, direct incremental transaction costs related to the acquisition or issue of a financial instrument and all other premiums and discounts.

Revenue shall only be recognised when the members of Northern Rock Covered Bond LLP believe that it is probable that the economic benefits of the transaction will flow to the LLP.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

Northern Rock Covered Bond LLP

Fees and commissions
Where they are not included in the effective interest calculation, fees and commissions are generally recognised on an accruals basis when the service has been provided.

Tax provisions
Taxation on all partnership profits is solely the personal liability of individual members, consequently, neither taxation nor related deferred taxation in the LLP are accounted for in these financial statements.

Loans and other debts due from members
The deemed loan from Northern Rock plc is included in loans and other debts due from members in the balance sheet and the analysis of total members' interests. The deemed loan is recorded at amortised cost.

Financial Instruments
Interest rate risk associated with the beneficial interest on the mortgage portfolio is managed by an interest rate swap with Northern Rock plc which requires the LLP to pay the effective yield on the mortgage portfolio and receive payments based on a rate linked to three month sterling LIBOR. The cost of the interest rate swap is included in interest payable.

The LLP has also entered into covered bond swaps with third party banks to hedge certain interest rate, currency and/or other risks in respect of amounts received by the LLP under the mortgage loans and the interest rate swap and amounts payable by the LLP to Northern Rock plc under the inter company loan agreement.

All derivative transactions are undertaken for economic hedging purposes. Transactions are initially recorded at cost and are accounted for on an accruals basis in accordance with the item or items being hedged.

VAT
Value added tax is not recoverable by the LLP and is included with its related cost.

Contributions and Drawings
Under the terms of the mortgage sale agreement which forms part of the transaction documents for the NR Covered Bond Programme, Northern Rock plc is treated as having made a capital contribution to the LLP in an amount equal to the difference between the current balance of the loans assigned at the transfer date and the cash payment made by the LLP for the loans and relevant security on the transfer date.

If so requested by the management board, the members may from time to time make cash contributions to the LLP which will constitute cash capital contributions. The liquidation member, Moore Investments Limited, will not make any capital contributions to the LLP. No interest is paid on the members' capital balances.

Capital distributions may only be made in accordance with the LLP Deed where sufficient principal receipts are available and higher priority payments have been made.

Under the priority of payments, payment pro rata and pari passu to the members of the sum of £3,000 (or such other sum as may be agreed by members from time to time) in aggregate, is allocated and paid to each Member in proportion to their respective capital contribution balances as at the relevant calculation date subject to a minimum of £1 each, as their profit for their respective interests as members in the LLP.

Under the terms of the mortgage sale agreement, Northern Rock plc, as the originator of the mortgage loans, retains the right to receive excess income arising on those loans, after certain higher priority payments have been met by the LLP. Deferred consideration is disclosed as an allocation of profits in these financial statements.

Deferred purchase consideration

Deferred purchase consideration represents amounts owed under mortgage purchase agreements out of the profits for the period to Northern Rock plc, as the mortgage originator. The mortgage purchase agreement forms part of the transition documents for the Northern Rock Covered Bond Programme.

Deferred consideration is calculated in accordance with the legal structure for the distribution of the LLP's revenue receipts.

Cash flow statement

For the purpose of the cash flow statement, cash and cash equivalents comprise balances with less than three months maturity from the date of acquisition.

Foreign currency translation

Northern Rock Covered Bonds LLP's functional and presentational currency is GBP. The primary economic environment is in the UK and therefore under the guidance of IAS 21 it follows that GBP is the appropriate functional currency.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currency are translated at the rate prevailing at the balance sheet date. Foreign exchange gains and losses resulting form the restatement and settlement of such transactions are recognised in the income statement.

Segmental reporting

The members of Northern Rock Covered Bond LLP consider that the LLP has one geographical and business segment and therefore is not required to produce additional segmental disclosure.

Transition to IFRS

The LLP's financial statements for the year ending 31 December 2005 are the first annual financial statements that comply with IFRS.

Northern Rock Covered Bond LLP's transition date is its date of incorporation, 20 February 2004. The LLP's adoption date is 20 February 2004.

This has resulted in the following changes:

- In place of income receivable from the beneficial interest in mortgage portfolio, the LLP reports income receivable from deemed loan to group undertaking.
- A cash flow statement is presented for the first time. A comparative cash flow is presented for 2004, prepared under UK GAAP.

Northern Rock Covered Bond LLP

Exemption from restatement of comparatives for IAS 32 and IAS 39

The LLP has elected to apply this exemption. It has applied previous UK GAAP rules to derivatives, financial assets and financial liabilities for the 2004 comparative information. The adjustments required for differences between UK GAAP and IAS 32 and IAS 39 are determined and recognised at 1 January 2005. The adjustments are detailed in Note 15.

Critical Accounting Estimates

Fair value calculations

Fair value is defined as the value at which assets, liabilities or positions could be closed out or sold in a transaction with a willing and knowledgeable counterparty. Fair value is based upon cash flow models, which use wherever possible independently sourced market parameter such as interest rate yield curves. Other factors are also considered, such as counterparty credit quality and liquidity.

Notes to the financial statements for the year ended 31 December 2005

1. Interest receivable and similar income

	2005	10 months ended 31 December 2004
	£'000	£'000
Income receivable from deemed loan to group undertaking	160,543	65,922
Bank interest receivable	22,236	-
	182,779	65,922

In 2004, bank interest of £5,748,000 was included within deferred consideration.

2. Interest payable and similar charges

	2005	10 months ended 31 December 2004
	£'000	£'000
Interest payable on covered bond swaps	28,092	10,248
Other interest payable	54	-
	28,146	10,248

3. Other unrealised fair value gains and losses

	2005	10 months ended 31 December 2004
	£'000	£'000
Fair value movements of future cash flows excluding interest flows on non hedging derivatives	22,570	-
Translation gains and losses on underlying instrument	9,705	-
	32,275	-

4. Administrative expenses

	2005	10 months ended 31 December 2004
	£'000	£'000
Other administrative expenses	10	-
	10	-

The audit fee of £26,500 (2004: £22,500) has been paid by Northern Rock plc.

5. Loans and other debts due from members

	2005	2004
	£'000	£'000
Repayable:		
Within 3 months	**20,522**	12,878
After 3 months, but within 6 months	**23,226**	12,673
After 6 months but within 1 year	**46,444**	25,346
After 1 year, but within 5 years	**381,183**	208,676
After 5 years	**4,213,188**	1,718,360
	4,684,563	1,977,933

Under UK GAAP, the LLP reported a beneficial interest in a mortgage portfolio. Following the introduction of IFRS, the beneficial interest in the mortgage portfolio is represented by a deemed loan to Northern Rock plc, which is equivalent in value to the beneficial interest in the mortgage portfolio plus associated intergroup balances directly relating to the beneficial interest in the mortgage portfolio. The mortgage loans are secured on residential property. The mortgage loans and advances to customers are all denominated in sterling and are either at fixed rates or at variable rates of interest, based on the standard variable rate of the administrator, Northern Rock plc.

6. Derivative financial instruments

The LLP's policies as regards derivatives are set out in the accounting policies note on page 11. The LLP does not trade in derivative financial instruments.

All derivative financial instruments are held for economic hedging purposes, although no derivatives are designed as hedging instruments under the terms of IAS 39.

As the LLP did not adopt IAS 32 and 39 until 1 January 2005, it is not applicable to disclose retrospectively for the period ended 31 December 2004.

As at 31 December 2005

	Contract / notional amount £'000	Assets £'000	Liabilities £'000
Derivatives in economic hedging relationships and in accounting hedge relationships:			
Cross currency interest rate swaps	3,777,473	154,651	-
Total recognised derivative assets / liabilities	3,777,473	154,651	-

7. Trade and other receivables

	2005 £'000	2004 £'000
Accrued interest receivable	198	38
Covered bond swap accrual	-	29,984
	198	30,022

8. Cash and cash equivalents

	2005 £'000	2004 £'000
Cash at bank and in hand	640,963	303,952

The LLP has placed its deposit account with a provider of a Guaranteed Investment Contract, Northern Rock plc. Withdrawals from this account are restricted by the detailed priority of payments set out in the transaction documents. The LLP earns a variable rate of interest of 0.25 per cent per annum below LIBOR for one-month sterling deposits.

9. Loans and other debts due to members

The amount owing to Northern Rock plc comprises a term advance equivalent to the amounts raised by Northern Rock plc under its Covered Bond Programme. The rate of interest payable in respect of each term advance shall match the interest rate payable in respect of the corresponding Tranche or Series of Covered Bonds that funded such tranche. This amount is denominated in Euros and translated in the financial statements at the exchange rate at the balance sheet date.

Northern Rock plc will not be relying on repayment of any term advance by the LLP or the interest thereon in order to meet its repayment or interest obligations under the Covered Bonds. The term advances will not be repaid by the LLP until all amounts payable under the corresponding series of Covered Bonds have been repaid in full. Amounts owed by the LLP will be subordinated to amounts owed by the LLP under the Covered Bond Guarantee described below.

The Covered Bonds are unconditionally and jointly and severally guaranteed by Northern Rock plc. Under the terms of the Trust Deed, the LLP has also provided a guarantee as to payments of interest and principal under the Covered Bonds, where amounts would otherwise be unpaid by Northern Rock plc. The obligations of the LLP under its guarantee constitute direct obligations of the LLP secured against the assets from time to time of the LLP and recourse against the LLP is limited to such assets. The principal asset is the deemed loan with Northern Rock plc.

The amounts due to Northern Rock plc mature on 4 May 2009, 20 April 2015, 20 November 2015 and 28 March 2013.

In addition to the Interest Rate Swap Agreement entered into by the LLP with Northern Rock plc the LLP has entered into the Covered Bond Swap Agreements with third party banks. These agreements provide an economic hedge against interest rate, currency and/or other risks in respect of amounts received by the LLP under the Loans and the Interest Rate Swaps and amounts payable by the LLP under the Covered Bond Guarantee in respect of the Covered Bonds. The Covered Bond Swap agreements provide an economic hedge against risks the LLP is exposed to, only following a Northern Rock plc Event of Default and the service on the LLP of a Notice to Pay. As such, no amounts are due and payable under this agreement prior to these events. In accordance with the terms of these swaps, the swap provider will pay to the LLP amounts equivalent to the amounts that would be payable by the LLP under the Covered Bond Guarantee in respect of interest and principal payable under the Covered Bonds and, in return, the LLP will pay to the Covered Bond Swap Provider on each LLP Payment Date an amount equal to three month Sterling LIBOR for the relevant Interest Period plus a spread.

10. Trade and other payables

	2005 £'000	2004 £'000
Inter company accrued loan interest payable	**64,373**	33,494
Other accrued interest payable	**17,560**	-
Deferred consideration	**34,714**	12,792
Other creditors	**3**	3
	116,650	46,289

The intercompany accrued loan interest and deferred consideration are both due to Northern Rock plc, one of the two designated members. This is detailed in Note 12.

11. Members' interests

2005

	Members' capital £'000	Other reserves £'000	Total £'000	Loans due to/(from) members £'000	Total £'000
Members interest as at 31 December 2004	924,818	-	924,818	(894,846)	29,972
Adoption of IAS 32 and IAS 39	24,666	-	24,666	-	24,666
Members' interest as at 1 January 2005	949,484	-	949,484	(894,846)	54,638
Profit for the financial period available for division among members	-	186,898	186,898	-	186,898
Allocated profits:					
Interest payable to Northern Rock plc	-	(79,817)	(79,817)	79,817	-
Deferred consideration	-	(74,803)	(74,803)	74,803	-
Unrealised fair value gains and losses	-	(32,275)	(32,275)	32,275	-
Profit share	-	(3)	(3)	3	-
Introduced by members	4,414,241	-	4,414,241	(5,325,527)	(911,286)
Repayment of capital	(3,756,604)	-	(3,756,604)	3,756,604	-
Drawings	-	-	-	(3)	(3)
Payment of deferred consideration	-	-	-	(88,006)	(88,006)
Members' interest as at 31 December 2005	**1,607,121**	-	**1,607,121**	**(2,364,880)**	**(757,759)**

The loans and other debts due (from) / to members can be analysed as follows:	2005	2004
	£'000	£'000
Balance as at 1 January	(894,846)	-
Loans and other debts due from members	(4,684,563)	(1,977,574)
Cash held at Northern Rock plc	(640,963)	(303,952)
	(6,220,372)	(2,281,526)
Loans and other debts due to members	3,756,604	1,340,800
Loans and other debts due from members	(2,463,768)	(940,726)
Amounts due from members included in prepayments and accrued income	(198)	(406)
Amounts due to members included in accruals and deferred income	99,086	46,286
Total loans and other debts due from members	(2,364,880)	(894,846)

The average number of members during the period was two. Entitlement to profit share is based on members' capital balances. NR plc had the largest entitlement for the period under review amounting to £2,000 (2004:£2,000).

2004

	Members' capital	Other reserves	Total	Loans due to/(from) members	Total
	£'000	£'000	£'000	£'000	£'000
Profit for the financial period available for division among members	-	55,674	55,674	-	55,674
Allocated profits:					
Interest payable to Northern Rock plc	-	(33,494)	(33,494)	33,494	-
Deferred consideration	-	(22,178)	(22,178)	22,178	-
Profit share	-	(2)	(2)	2	-
Introduced by members	2,265,618	-	2,265,618	(2,281,526)	(15,908)
Repayment of capital	(1,340,800)	-	(1,340,800)	1,340,800	-
Drawings	-	-	-	(2)	(2)
Payment of deferred consideration	-	-	-	(9,792)	(9,792)
Members' interest as at 31 December 2004	**924,818**	-	**924,818**	**(894,846)**	**29,972**

12. Related party transactions

A number of transactions are entered into with related parties as part of the LLP's normal day to day business. The outstanding balances at the year end and related expense for the year are set out below:

	2005 £'000	2004 £'000
Deferred consideration due to Northern Rock plc		
Deferred consideration outstanding at 1 January	12,792	-
Net amounts accrued	21,922	12,792
Deferred consideration outstanding at 31 December	34,714	12,792
Deferred consideration expense	74,803	22,178

	2005 £'000	2004 £'000
Loans and other debts due to Northern Rock plc		
Loan		
Loan outstanding at 1 January	1,340,800	-
Net amounts advanced	2,415,804	1,340,800
Loan outstanding at 31 December	3,756,604	1,340,800
Accrued interest on loan		
Accrued interest outstanding at 1 January	33,494	-
Net amounts (accrued)	30,879	33,494
Accrued interest outstanding at 31 December	64,373	33,494
Interest expense	79,817	3,577

	2005 £'000	2004 £'000
Bank deposit at Northern Rock plc		
Bank deposit as at 1 January	303,952	-
Net movement	337,011	303,952
Bank deposit as at 31 December	640,963	303,952
Bank interest received	22,236	5,748

	2005	2004
	£'000	£'000
Deemed loan with Northern Rock plc		
Balance as at 1 January	1,977,933	-
Net movement	2,706,630	1,977,933
Balance as at 31 December	4,684,563	1,977,933
Interest received on deemed loan	160,543	65,922

13. Balance sheet reconciliation between UK GAAP and IFRS as at 31 December 2004

	Note	UK GAAP	Effect of transition to IFRS	IFRS
		£'000	£'000	£'000
Assets				
Beneficial interest in mortgage portfolio	13a	1,977,574	(1,977,574)	-
Deemed loan due from group	13b	-	1,977,933	1,977,933
Trade and other receivables	13c	30,389	(367)	30,022
Cash and cash equivalents		303,952	-	303,952
Total assets		2,311,915	(8)	2,311,907
Liabilities				
Loans and other debts due to members		1,340,800	-	1,340,800
Trade and other payables	13d	46,297	(8)	46,289
Total liabilities		1,387,097	(8)	1,387,089
Members' interests				
Members' capital		924,818	-	924,818
Other reserves		-	-	-
		924,818	-	924,818

13a Beneficial interest in mortgage portfolio

	31 December 2004
	£'000
Reclassification as deemed loan due from group	(1,977,574)
Total impact – decrease in beneficial interest in mortgage portfolio	(1,977,574)

13b Deemed loan due from group

	31 December 2004 £'000
Reclassification of beneficial interest in mortgage portfolio	1,977,574
Reclassification of trade and other receivables	367
Reclassification of trade and other payables	(8)
Total impact – increase in deemed loan due from group	**1,977,933**

13c Trade and other receivables

	31 December 2004 £'000
Reclassification as deemed loan due from group	(367)
Total impact – decrease in trade and other receivables	**(367)**

13d Trade and other payables

	31 December 2004 £'000
Reclassification as deemed loan due from group	(8)
Total impact – decrease in trade and other payables	**(8)**

The adoption of IFRS did not require any restatement of Members Capital for the period ended 31 December 2004.

14. Income statement reconciliation between UK GAAP and IFRS as at 31 December 2004

	Note	UK GAAP	Effect of transition to IFRS	IFRS
		£'000	£'000	£'000
Continuing operations				
Interest receivable from beneficial loan	14a	65,922	(65,922)	-
Income receivable for deemed loan to group undertaking	14b	-	65,922	65,922
Interest payable and similar charges		(10,248)	-	(10,248)
Profit before taxation		55,674	-	55,674
Taxation		-	-	-
Profit for the year		55,674	-	55,674

14a Interest receivable from beneficial loan interest

	31 December 2004 £'000
Reclassification as income receivable from deemed loan to group undertaking	(65,922)
Total impact – decrease in interest receivable from beneficial loan interest	**(65,922)**

14b Income receivable from deemed loan to group undertaking

	31 December 2004 £'000
Reclassification of interest receivable from beneficial loan interest	65,922
Total impact – increase in income receivable from deemed loan to group undertaking	**65,922**

15. Balance sheet reconciliation between UK GAAP and IFRS as at 1 January 2005

	Note	UK GAAP	Effect of transition to IFRS	IFRS
		£'000	£'000	£'000
Assets				
Loans and other debts due from members		1,977,933	-	1,977,933
Derivative financial instruments	15a	-	119,108	119,108
Trade and other receivables	15b	30,022	(29,985)	37
Cash and cash equivalents		303,952	-	303,952
Total assets		2,311,907	89,123	2,401,030
Liabilities				
Loans and other debts due to members	15c	1,340,800	65,315	1,406,115
Trade and other payables	15d	46,289	(858)	45,431
Total liabilities		1,387,089	64,457	1,451,546
Members' interests				
Members' capital	15e	924,818	24,666	949,484
Other reserves		-	-	-
		924,818	24,666	949,484

15a Derivative financial instruments

	1 January 2005 £'000
Derivatives at clean fair value	89,123
Reclassification of accrued interest on derivatives from trade and other payables	29,985
Total impact – increase in derivative financial instruments	**119,108**

15b Trade and other receivables

	1 January 2005 £'000
Reclassification of accrued interest on derivatives to derivative financial instruments	(29,985)
Total impact – decrease in trade and other receivables	

15c Loans and other debts due to members

	1 January 2005 £'000
Restatement of intercompany loan from GBP to Euros	65,315
Total impact – increase in loans and other debts due to members	**65,315**

15d Trade and other payables

	1 January 2005 £'000
Restatement of intercompany loan interest accrual from GBP to Euros	(858)
Total impact – decrease in trade and other payables	**(858)**

15e Members Capital

	1 January 2005 £'000
Derivatives established at clean fair value	89,123
Removal of derivatives at book value	71,430
Transfer of derivatives at book value from members capital	(71,430)
Restatement of intercompany loan from GBP to Euros	(65,315)
Restatement of intercompany loan interest accrual from GBP to Euros	858
Write off of initial fee on derivative financial instruments previously capitalised	5,303
Transfer of initial fee on derivative financial instruments from members capital	(5,303)
Total impact – increase in members' capital	**24,666**

16. Post balance sheet events

On 27 March 2006 Northern Rock plc assigned an additional £1.4 billion of mortgage assets to the Northern Rock Covered Bonds LLP this resulted in an increase in the deemed loan from NR to the LLP of £1.4 billion. This was financed by the receipt of a further loan from Northern Rock plc on 29 March 2006.

On the following dates Northern Rock plc assigned additional mortgage assets to the Northern Rock Covered Bonds LLP, which resulted in an increase in the deemed loan of the same amount:

20 Feb 2006 £0.3 billion, 27 March 2006 £0.6 billion, 29 May 2006 £0.8 billion and 19 June 2006 £0.3 billion.

These mortgage assets were financed by principal received by the Northern Rock Covered Bond LLP on other mortgage assets already assigned to the Northern Rock Covered Bond LLP.

17. Parent undertaking and controlling party

The LLP's ultimate parent and controlling parent is Northern Rock plc. Copies of the financial statements of Northern Rock plc can be obtained from Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL.

Northern Rock Covered Bond LLP

Unaudited interim report and financial statements

for the 6 months ended 30 June 2006

Registered Number: OC306984

Northern Rock Covered Bond LLP

Unaudited interim report and financial statements for the 6 months ended 30 June 2006

Contents

Northern Rock Covered Bond LLP

Members and LLP information

Members

Northern Rock plc

Moore Investments Limited

Management Board

David Johnson

Phillip Robinson

Antony Swalwell

Christopher Jobe

Registered office

Northern Rock House

Gosforth

Newcastle upon Tyne

NE3 4PL

Independent Auditors

PricewaterhouseCoopers LLP

89 Sandyford Road

Newcastle upon Tyne

NE99 1PL

Northern Rock Covered Bond LLP

Members' report

On behalf of the members of Northern Rock Covered Bond LLP ("the LLP"), the Management Board presents their report and unaudited financial statements for the 6 months ended 30 June 2006.

Principal activity

The LLP is a special purpose vehicle whose principal activity is a deemed loan comprising mortgage loans and their related security to Northern Rock plc pursuant to the terms of the mortgage sale agreement entered into on 30 April 2004 and to guarantee the covered bonds issued by Northern Rock plc. The principal activities of the LLP are summarised in the LLP Deed dated 30 April 2004.

On 27 March 2006 Northern Rock plc assigned an additional £1.4 billion of mortgage assets to the Northern Rock Covered Bond LLP, this resulted in an increase in the deemed loan from Northern Rock plc to the LLP of £1.4 billion. This was financed by the receipt of a further loan from Northern Rock plc on 29 March 2006.

On the following dates Northern Rock plc assigned additional mortgage assets to the Northern Rock Covered Bond LLP, which resulted in an increase in the deemed loan of the same amount:

20 February 2006 £0.3 billion, 27 March 2006 £0.6 billion, 29 May 2006 £0.8 billion and 19 June 2006 £0.3 billion.

The increase in the deemed loan was financed by principal received by the LLP from other elements of the deemed loan.

Review of business

There were no changes to the LLP's business during the period.

Results

The results for the period are set out on page 4. The loss for the period of £130,567,000 will be transferred to reserves.

Designated members

The designated members during the period were:

Northern Rock plc
Moore Investments Limited

Members' interests

The policy regarding the allocation of profits to members and the treatment of capital contributions is set out in the accounting policies statement on pages 8 to 10.

Employees

The LLP does not have any employees.

Members' report (continued)

Supplier payment policy

It is the LLP's policy that payments made to suppliers are made in accordance with those terms and conditions agreed between the LLP and its suppliers.

The LLP owed no amounts to trade creditors at 30 June 2006.

Statement of Members' responsibilities in respect of the financial statements

The Companies Act, as applied to Limited Liability Partnerships, requires the members to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the LLP at the end of the financial period and of the profit or loss for that period.

In preparing the financial statements, the members are required to:

- Select suitable accounting policies and apply them consistently;
- Make judgements and estimates that are reasonable and prudent;
- State that the financial statements comply with IFRS;
- Prepare the financial statements on the going concern basis unless it is not appropriate to presume that the LLP will continue in business.

Under Limited Liability Partnership Regulation, Statutory Instrument 01/1090, the members are responsible for ensuring that proper accounting records are maintained which disclose with reasonable accuracy the financial position of the LLP and which enable them to ensure that the financial statements will comply with those regulations. The members have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the LLP and to prevent and detect fraud and other irregularities.

These responsibilities are exercised by the Management Board on behalf of the members.

Northern Rock Covered Bond LLP

Income statement for the 6 months ended 30 June 2006

	Note	6 months ended 30 June 2006 (Unaudited) £'000
Interest receivable and similar income	1	153,439
Interest payable and similar charges	2	(20,952)
Other unrealised fair value gains and losses	3	(263,056)
Administration expenses	4	2
Loss		**(130,567)**

Operating loss relates entirely to continuing operations.

The notes on pages 8 to 17 form an integral part of these financial statements.

Northern Rock Covered Bond LLP

Statement of recognised income and expense for the 6 months ended 30 June 2006

There were no gains or losses in the period other than those shown on page 4.

Note – Reconciliation of movements in equity

	Note	6 months ended 30 June 2006 (Unaudited) £'000
Total – As per page 4		**(130,567)**
Allocated loss	11	130,567
Introduced by members	11	5,015,681
Repayment of capital	11	(5,158,763)
Balance as at 31 December 2005	11	1,607,121
Balance as at 30 June 2006		**1,464,039**

Northern Rock Covered Bond LLP

Balance sheet as at 30 June 2006

	Note	30 June 2006 (Unaudited) £'000
Assets		
Loans and other debts due from members	5	5,935,806
Trade and other receivables	7	714
Cash at bank and in hand	8	892,263
Total assets		6,828,783
Liabilities		
Loans and other debts due to members	9	5,158,763
Derivative financial instruments	6	96,079
Trade and other payables	10	109,902
Total liabilities		5,364,744
Members' interests		
Members' capital	11	1,464,039
Total interest attributable to members		1,464,039
Total interest and liabilities		6,828,783
Total Members' interests		
Members' other interests	11	1,464,039
Loans and other debts due from members	11	(4,034,186)
Amounts due from members included in prepayments and accrued income	11	(151)
Amounts due to members included in accruals and deferred income	11	109,263
Total Members' interests		(2,461,035)

The notes on pages 9 to 18 form part of these financial statements.

Northern Rock Covered Bond LLP

Cash flow statement for the 6 months ended 30 June 2006

	6 months ended 30 June 2006 (Unaudited) £'000
Net cash outflow from operating activities	
Loss before taxation	(130,567)
	(130,567)
Changes in operating assets	
Increase in loans due from members	(1,251,243)
Changes in derivative financial instruments	250,730
Changes in other assets	(516)
	(1,001,029)
Changes in operating liabilities	
Increase in loans due to members	1,402,159
Changes in other liabilities	(6,747)
	1,395,412
Cash flow from members interests	(12,516)
Net increase in cash and cash equivalents	251,300
Opening cash and cash equivalents	640,963
Closing cash and cash equivalents	892,263

Operating activities are the principal revenue producing activities of the Company and other activities which are not investing or financing activities.

Investing activities are the acquisition and disposal of long term assets and other investments not included in cash equivalents.

Financing activities are activities that result in changes in the size and composition of the contributed equity.

Statement of accounting policies

The principal accounting policies adopted in the preparation of these unaudited financial statements are set out below. These policies have been consistently applied to all of the period presented, unless otherwise stated.

Basis of preparation

These unaudited financial statements reflect the results for the six months ended 30 June 2006.

Accounting Convention

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and IFRIC interpretations that, under European Regulations, are effective or available for early adoption of the LLP's first reporting date under IFRS, 31 December 2005, and with those parts of the Companies Act 1985 applicable to LLP's reporting under IFRS. The financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities held at fair value through the income statement. A summary of the more important accounting policies is set out below.

The preparation of financial statements in conformity with generally accepted accounting principals requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

Interest income and expense

Interest income and expense are recognised in the income statement for all instruments measured at amortised cost using the effective interest method.

The effective interest method calculates the amortised cost of a financial asset or a financial liability, and allocates the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the LLP estimates cash flows considering all contractual terms of the financial instrument (for example prepayment options) but does not consider future credit losses. The calculation includes all amounts received or paid by the LLP that are an integral part of the overall return, direct incremental transaction costs related to the acquisition or issue of a financial instrument and all other premiums and discounts.

Revenue shall only be recognised when the members of Northern Rock Covered Bond LLP believe that it is probable that the economic benefits of the transaction will flow to the LLP.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

Northern Rock Covered Bond LLP

Fees and commissions

Where they are not included in the effective interest calculation, fees and commissions are generally recognised on an accruals basis when the service has been provided.

Tax provisions

Taxation on all partnership profits is solely the personal liability of individual members, consequently, neither taxation nor related deferred taxation in the LLP are accounted for in these financial statements.

Loans and other debts due from members

The deemed loan from Northern Rock plc is included in loans and other debts due from members in the balance sheet and the analysis of total members' interests. The deemed loan is recorded at amortised cost.

Financial Instruments

Interest rate risk associated with the beneficial interest on the mortgage portfolio is managed by an interest rate swap with Northern Rock plc which requires the LLP to pay the effective yield on the mortgage portfolio and receive payments based on a rate linked to three month sterling LIBOR. The cost of the interest rate swap is included in interest payable.

The LLP has also entered into covered bond swaps with third party banks to hedge certain interest rate, currency and/or other risks in respect of amounts received by the LLP under the mortgage loans and the interest rate swap and amounts payable by the LLP to Northern Rock plc under the inter company loan agreement.

All derivative transactions are undertaken for economic hedging purposes. Transactions are initially recorded at cost and are accounted for on an accruals basis in accordance with the item or items being hedged.

VAT

Value added tax is not recoverable by the LLP and is included with its related cost.

Contributions and Drawings

Under the terms of the mortgage sale agreement which forms part of the transaction documents for the NR Covered Bond Programme, Northern Rock plc is treated as having made a capital contribution to the LLP in an amount equal to the difference between the current balance of the loans assigned at the transfer date and the cash payment made by the LLP for the loans and relevant security on the transfer date.

If so requested by the management board, the members may from time to time make cash contributions to the LLP which will constitute cash capital contributions. The liquidation member, Moore Investments Limited, will not make any capital contributions to the LLP. No interest is paid on the members' capital balances.

Capital distributions may only be made in accordance with the LLP Deed where sufficient principal receipts are available and higher priority payments have been made.

Under the priority of payments, payment pro rata and pari passu to the members of the sum of £3,000 (or such other sum as may be agreed by members from time to time) in aggregate, is allocated and paid to each Member annually in proportion to their respective capital contribution balances as at the relevant calculation date subject to a minimum of £1 each, as their profit for their respective interests as members in the LLP.

Northern Rock Covered Bond LLP

Under the terms of the mortgage sale agreement, Northern Rock plc, as the originator of the mortgage loans, retains the right to receive excess income arising on those loans, after certain higher priority payments have been met by the LLP. Deferred consideration is disclosed as an allocation of profits in these financial statements.

Deferred purchase consideration
Deferred purchase consideration represents amounts owed under mortgage purchase agreements out of the profits for the period to Northern Rock plc, as the mortgage originator. The mortgage purchase agreement forms part of the transition documents for the Northern Rock Covered Bond Programme.

Deferred consideration is calculated in accordance with the legal structure for the distribution of the LLP's revenue receipts.

Cash flow statement
For the purpose of the cash flow statement, cash and cash equivalents comprise balances with less than three months maturity from the date of acquisition.

Foreign currency translation
Northern Rock Covered Bonds LLP's functional and presentational currency is GBP. The primary economic environment is in the UK and therefore under the guidance of IAS 21 it follows that GBP is the appropriate functional currency.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currency are translated at the rate prevailing at the balance sheet date. Foreign exchange gains and losses resulting form the restatement and settlement of such transactions are recognised in the income statement.

Segmental reporting
The members of Northern Rock Covered Bond LLP consider that the LLP has one geographical and business segment and therefore is not required to produce additional segmental disclosure.

Critical Accounting Estimates

Fair value calculations
Fair value is defined as the value at which assets, liabilities or positions could be closed out or sold in a transaction with a willing and knowledgeable counterparty. Fair value is based upon cash flow models, which use wherever possible independently sourced market parameters such as interest rate yield curves. Other factors are also considered, such as counterparty credit quality and liquidity.

Northern Rock Covered Bond LLP

Notes to the financial statements for the 6 months ended 30 June 2006

1. Interest receivable and similar income

	6 months ended 30 June 2006 £'000
Income receivable from deemed loan to group undertaking	132,259
Bank interest receivable	21,180
	153,439

2. Interest payable and similar charges

	6 months ended 30 June 2006 £'000
Interest payable on covered bond swaps	20,863
Other interest payable	89
	20,952

3. Other unrealised fair value gains and losses

	6 months ended 30 June 2006 £'000
Fair value movements of future cash flows excluding interest flows on non hedging derivatives	238,980
Translation losses on underlying instrument	24,076
	263,056

4. Administrative expenses

	6 months ended 30 June 2006 £'000
Other administrative expenses	(2)
	(2)

5. Loans and other debts due from members

	30 June 2006 £'000
Repayable:	
Within 3 months	27,698
After 3 months, but within 6 months	28,741
After 6 months but within 1 year	57,362
After 1 year, but within 5 years	481,683
After 5 years	5,340,322
	5,935,806

Loans and other debts due from members represent a deemed loan to Northern Rock plc, which is equivalent in value to the beneficial interest in the mortgage portfolio plus associated intergroup balances directly relating to the beneficial interest in the mortgage portfolio. The mortgage loans are secured on residential property. The mortgage loans and advances to customers are all denominated in sterling and are at fixed rates or at variable rates of interest, based on the standard variable rate of the administrator, Northern Rock plc.

6. Derivative financial instruments

The LLP's policies as regards derivatives are set out in the accounting policies note on page 9. The LLP does not trade in derivative financial instruments.

All derivative financial instruments are held for economic hedging purposes, although no derivatives are designed as hedging instruments under the terms of IAS 39.

As at 30 June 2006

	Contract / notional amount	Assets	Liabilities
	£'000	£'000	£'000
Derivatives in economic hedging relationships and in accounting hedge relationships:			
Cross currency interest rate swaps	5,185,646	-	(96,079)
Total recognised derivative assets / (liabilities)	5,185,646	-	(96,079)

7. Trade and other receivables

	30 June 2006
	£'000
Accrued interest receivable	151
Other receivables	563
	714

8. Cash and cash equivalents

	30 June 2006
	£'000
Cash at bank and in hand	892,263

The LLP has placed its deposit account with a provider of a Guaranteed Investment Contract, Northern Rock plc. Withdrawals from this account are restricted by the detailed priority of payments set out in the transaction documents. The LLP earns a variable rate of interest of 0.25 per cent per annum below LIBOR for one-month sterling deposits.

9. Loans and other debts due to members

The amount owing to Northern Rock plc comprises a term advance equivalent to the amounts raised by Northern Rock plc under its Covered Bond Programme. The rate of interest payable in respect of each term advance shall match the interest rate payable in respect of the corresponding Tranche or Series of Covered Bonds that funded such tranche.

Northern Rock plc will not be relying on repayment of any term advance by the LLP or the interest thereon in order to meet its repayment or interest obligations under the Covered Bonds. The term advances will not be repaid by the LLP until all amounts payable under the corresponding series of Covered Bonds have been repaid in full. Amounts owed by the LLP will be subordinated to amounts owed by the LLP under the Covered Bond Guarantee described below.

The Covered Bonds are unconditionally and jointly and severally guaranteed by Northern Rock plc. Under the terms of the Trust Deed, the LLP has also provided a guarantee as to payments of interest and principal under the Covered Bonds, where amounts would otherwise be unpaid by Northern Rock plc. The obligations of the LLP under its guarantee constitute direct obligations of the LLP secured against the assets from time to time of the LLP and recourse against the LLP is limited to such assets. The principal asset is the deemed loan with Northern Rock plc.

The amounts due to Northern Rock plc mature on 4 May 2009, 20 April 2015, 20 November 2015 and 28 March 2013.

In addition to the Interest Rate Swap Agreement entered into by the LLP with Northern Rock plc the LLP has entered into the Covered Bond Swap Agreements with third party banks. These agreements provide an economic hedge against interest rate, currency and/or other risks in respect of amounts received by the LLP under the Loans and the Interest Rate Swaps and amounts payable by the LLP under the Covered Bond Guarantee in respect of the Covered Bonds. The Covered Bond Swap agreements provide an economic hedge against risks the LLP is exposed to, only following a Northern Rock plc Event of Default and the service on the LLP of a Notice to Pay. As such, no amounts are due and payable under this agreement prior to these events. In accordance with the terms of these swaps, the swap provider will pay to the LLP amounts equivalent to the amounts that would be payable by the LLP under the Covered Bond Guarantee in respect of interest and principal payable under the Covered Bonds and, in return, the LLP will pay to the Covered Bond Swap Provider on each LLP Payment Date an amount equal to three month Sterling LIBOR for the relevant Interest Period plus a spread.

10. Trade and other payables

	30 June 2006
	£'000
Inter company accrued loan interest payable	61,342
Other accrued interest payable	6
Deferred consideration	47,921
Other creditors	633
	109,902

The inter company accrued loan interest and deferred consideration are both due to Northern Rock plc, one of the two designated members. This is detailed in Note 12.

11. Members' interests

	Members' capital	Other reserves	Total	Loans due to/(from) members	Total
	£'000	£'000	£'000	£'000	£'000
Members interest as at 31 December 2005	1,607,121	-	1,607,121	(2,364,880)	(757,759)
Profit for the financial period available for division among members	-	(130,567)	(130,567)	-	(130,567)
Allocated profits:					
Interest payable to Northern Rock plc	-	(86,589)	(86,589)	86,589	-
Deferred consideration	-	(45,898)	(45,898)	45,898	-
Unrealised fair value gains and losses	-	263,056	263,056	(263,056)	-
Profit share	-	(2)	(2)	2	-
Introduced by members	5,015,681	-	5,015,681	(6,828,069)	(1,812,388)
Repayment of capital	(5,158,763)	-	(5,158,763)	5,158,763	-
Drawings	-	-	-	(2)	(2)
Payment of deferred consideration	-	-	-	239,682	239,682
Members' interest as at 30 June 2006	**1,464,039**	-	**1,464,039**	**(3,925,073)**	**(2,461,034)**

The loans and other debts due from/ (to) members can be analysed as follows:

	30 June 2006
	£'000
Balance as at 1 January	(2,364,880)
Loans and other debts due from members	(5,935,806)
Cash held at Northern Rock plc	(892,263)
	(9,192,949)
Loans and other debts due to members	5,158,763
Loans and other debts due from members	(4,034,186)
Amounts due from members included in prepayments and accrued income	(151)
Amounts due to members included in accruals and deferred income	109,263
Total loans and other debts due from members	(3,925,073)

The average number of members during the period was two. Entitlement to profit share is based on members' capital balances. NR plc had the largest entitlement for the period under review amounting to £1,000.

12. Related party transactions

A number of transactions are entered into with related parties as part of the LLP's normal day to day business. The outstanding balances at the period end and related expense for the period are set out below:

	30 June 2006
	£'000
Deferred consideration due to Northern Rock plc	
Deferred consideration outstanding at 1 January	34,714
Net amounts accrued	13,207
Deferred consideration outstanding at 30 June	47,921
Deferred consideration expense	45,898

	30 June 2006 £'000
Loans and other debts due to Northern Rock plc	
Loan	
Loan outstanding at 1 January	3,756,604
Net amounts advanced	1,402,159
Loan outstanding at 30 June	5,158,763
Accrued interest on loan	
Accrued interest outstanding at 1 January	64,373
Net amounts (accrued)	(3,031)
Accrued interest outstanding at 30 June	61,342
Interest expense	86,589

	30 June 2006 £'000
Bank deposit at Northern Rock plc	
Bank deposit as at 1 January	640,963
Net movement	251,300
Bank deposit as at 30 June	892,263
Bank interest received	21,180

	30 June 2006 £'000
Deemed loan with Northern Rock plc	
Balance as at 1 January	4,684,563
Net movement	1,251,243
Balance as at 30 June	5,935,806
Interest received on deemed loan	132,259

13. Parent undertaking and controlling party

The LLP's ultimate parent and controlling parent is Northern Rock plc. Copies of the financial statements of Northern Rock plc can be obtained from Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL.

Annex A – Description of Differences Between IFRS and U.S. GAAP

Descriptions of Certain Differences between IFRS and U.S. Generally Accepted Accounting Principles

The statutory consolidated financial statements of Northern Rock as of and for the year ended December 31, 2006 are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (**IFRS**). The Group's statutory consolidated financial statements also comply with the relevant provisions of Part VII of the Companies Act 1985, as amended by the Companies Act 1985 (International Accounting Standards and Other Accounting Amendments) Regulations 2004. Such principles may vary from U.S. GAAP. Set out below are descriptions of certain accounting differences between IFRS and U.S. GAAP that could have a significant effect on profit attributable to shareholders for the year ended December 31, 2006 and shareholders' equity as of December 31, 2006 as shown under IFRS in the consolidated financial statements as of and for the year ended December 31, 2006. This annex does not provide a comprehensive analysis of such differences. The Company has not quantified the effect of differences between IFRS and U.S. GAAP, nor prepared consolidated financial statements under U.S. GAAP, nor undertaken a reconciliation of IFRS and U.S. GAAP financial statements. Had the Company undertaken any such quantification or preparation or reconciliation, other potentially significant accounting and disclosure differences may have come to its attention which are not identified below. Accordingly, the Company does not provide any assurance that the differences identified below represent all the principal differences between IFRS and U.S. GAAP relating to the Company. Furthermore, no attempt has been made to identify future differences between IFRS and U.S. GAAP. Finally, no attempt has been made to identify all differences between IFRS and U.S. GAAP that may affect the financial statements as a result of transactions or events that may occur in the future.

Using the exemptions within IFRS 1 "First-time adoption of International Financial Standards", IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" only became effective from January 1, 2005. Where the implementation of these standards resulted in a change in accounting policy from January 1, 2005, the 2004 comparatives presented in the statutory consolidated financial statements do not reflect the provisions of these standards but instead reflect the application of the Company's relevant previous U.K. GAAP accounting policies. The descriptions of certain differences between IFRS and U.S. GAAP that follow consider only IFRS as applied to the financial information for 2006 and 2005.

In making an investment decision, investors must rely upon their own examinations of us, the terms of the Offering and the Group's financial statements. Potential investors should consult their own professional advisers for an understanding of the differences between IFRS and U.S. GAAP and how those differences might have affected the financial information contained in this Prospectus. The summary does not purport to be complete and is subject and qualified in its entirety by reference to the pronouncements of the IASB and the U.K. accounting profession, together with the pronouncements of the U.S. accounting profession.

IFRS

Loan origination fees and costs

Loan origination fees form part of the effective interest rate on the loan and are released to interest income over the life of the loan. IAS 39 does not allow internal direct incremental costs to be treated as part of the effective interest rate on loans, and so these are taken as an expense as incurred. Redemption fees are included in the effective interest rate calculation.

U.S. GAAP

Loan origination fees and costs

Under Statement of Financial Accounting Standards (**SFAS**) No. 91, "Accounting for Non refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases" (**SFAS No. 91**), to the extent that loan origination fees are not offset by related direct costs, they are deferred and amortised through the profit and loss account as an adjustment to net interest income over the life of the loan. Redemption fees are recorded in income as received.

Pension cost For defined benefit schemes, an actuarial valuation of the scheme assets and obligations is made at the end of each year. The difference between the fair value of the scheme assets and the present value of the scheme obligations at the balance sheet date is recognised in the balance sheet. Expected pension costs are reflected in the Income Statement, and actuarial gains or losses are recognised in full in the Statement of Recognised Income and Expense.	**Pension cost** Under SFAS No. 87, "Employers' Accounting for Pensions", the same basic actuarial method is used as under IFRS, but certain assumptions differ. Certain variations from regular cost are allocated in equal amounts over the average remaining services lives of current employees.
Derivative financial instruments As at 1 January 2005, all derivatives were recognised at fair value on the balance sheet and where appropriate adjustments were made to the carrying values of hedged items. Where hedges have been appropriately designated and documented under IFRS, hedge accounting has been applied from that date.	**Derivative financial instruments** U.S. GAAP principles are similar to those under IFRS, although there are differences in application.
Deferred tax Deferred income tax is provided in full, using the liability method, on temporary differences arising between tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled. The deferred tax asset on share compensation schemes is calculated using the intrinsic value at the exercise date.	**Deferred tax** Under SFAS No. 109, "Accounting for Income Taxes", provision for deferred tax under the liability method is required in full for all temporary differences. Deferred tax assets are recognised in full with valuation allowances provided where it is considered more likely than not that some portion of the deferred tax asset will not be realised. The deferred tax asset on share compensation schemes is calculated using the fair value of options, with reference to the number of options expected to be exercised.
Investments in securities Non-derivative financial assets with fixed or determinable payments that are not quoted in an active market are classified as loans and receivables, unless specifically classified differently.	**Investments in securities** Under U.S. GAAP, debt securities cannot be classified as loans and receivables.
Classification of debt and equity From 1 January 2005, under IAS 32 certain subordinated instruments which contain no legal obligation to deliver cash or another financial instrument to the holder are regarded as equity. Where these are denominated in foreign currency, the instruments are recorded at the exchange rate applicable at the date of issuance.	**Classification of debt and equity** Under U.S. GAAP, these subordinated instruments are regarded as debt and are translated at the exchange rate applicable at the balance sheet date with retranslation differences recognised in the income statement. Issuance costs associated with these instruments are amortised to income over the life of the instrument.
Capitalisation of interest Capitalisation of finance costs directly attributable to the construction of tangible assets is neither required nor forbidden under IAS 16 "Property, Plant and	**Capitalisation of interest** Under SFAS No. 34, "Capitalisation of Interest Cost" as amended by SFAS No. 42, "Determining Materiality for Capitalisation of Interest Cost",

Equipment". If a policy of capitalisation is adopted, it must be consistently applied to all such directly attributable finance costs.

interest costs on borrowings and other obligations associated with assets, which are prepared for use over time, are capitalised as part of the historical cost of the assets.

Goodwill
From 1 January 2004, goodwill resulting from acquisitions is capitalised and is not amortised but tested for impairment annually. Such goodwill is written off to the extent that it is judged to be impaired.

Goodwill
Under SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" goodwill resulting from acquisitions should be capitalised and is not amortised but tested for impairment annually. Such goodwill should be written off to the extent that it is judged to be impaired.

ISSUER

Northern Rock plc
Northern Rock House
Gosforth
Newcastle upon Tyne NE3 4PL
United Kingdom

THE LLP

Northern Rock Covered Bond LLP
Northern Rock House
Gosforth
Newcastle upon Tyne NE3 4PL
United Kingdom

SECURITY TRUSTEE AND BOND TRUSTEE

The Bank of New York, London Branch
40th Floor
One Canada Square
London E14 5AL
United Kingdom

PRINCIPAL PAYING AGENT, REGISTRAR AND EXCHANGE AGENT

Citibank N.A.
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

LEGAL ADVISERS

To the Issuer, the LLP and the Seller
as to English and United States law
Sidley Austin (UK) LLP
Woolgate Exchange
25 Basinghall Street
London EC2V 5HA
United Kingdom

To the Issuer, the LLP and the Seller
as to Scots law
Tods Murray LLP
Edinburgh Quay
133 Fountainbridge
Edinburgh EH3 9AG
United Kingdom

To the Dealers as to English and
United States law
Allen & Overy LLP
One Bishops Square
London E1 6AO
United Kingdom

To the Security Trustee and the Bond Trustee
as to English law
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS
United Kingdom

To the Liquidation Member and Holdings
as to Jersey law
Mourant du Feu & Jeune
22 Grenville Street
St Helier
Jersey JE4 8PX

AUDITORS

To the LLP and the Issuer
PricewaterhouseCoopers LLP
89 Sandyford Road
Newcastle upon Tyne NE99 1PL
United Kingdom

DEALERS

ABN AMRO Bank N.V. London Branch
Barclays Bank PLC
Barclays Capital Inc
Bayerische Hypo- und Vereinsbank AG
Citigroup Global Markets Limited
Deutsche Bank Aktiengesellschaft
Dresdner Bank Aktiengesellschaft
HSBC Bank plc
IXIS Corporate & Investment Bank
Merrill Lynch International
Morgan Stanley & Co. International plc
UBS Limited
WestLB AG

OFFERING CIRCULAR

U.S.$20,000,000,000

northern rock

NORTHERN ROCK PLC

(incorporated with limited liability in England and Wales under the Companies Act 1985)

Senior/Subordinated Medium-Term Notes

Due Nine Months or More from Date of Issue

Northern Rock plc ("**Northern Rock**", and together with its principal subsidiaries, the "**Group**") may issue at various times up to U.S.$20,000,000,000 aggregate principal amount outstanding at any time of Medium-Term Notes (the "**Notes**") denominated in U.S. dollars or in other currencies or composite currencies. The Notes are being offered on a continuous basis to or through the Dealers named below only to institutional accredited investors and qualified institutional buyers as described in this Offering Circular under "Plan of Distribution". Northern Rock will agree with any Dealer as to the terms of the Notes to be issued. With respect to Notes to be listed on the Euro MTF Market (the "**Euro MTF**"), a market regulated by the Luxembourg Stock Exchange, such terms will be set forth in a form of final terms set out herein, or where such terms differ significantly from those included in the form of final terms set out herein, or are not otherwise contemplated thereby, in a form of securities note agreed to among the parties at that time and approved by the Luxembourg Stock Exchange or any applicable stock exchange. As used in this Offering Circular in relation to any listed Notes, the term "**Final Terms**" shall refer to include any and all such final terms or securities notes. With respect to unlisted Notes, such terms shall be set forth in a pricing supplement in a form to be agreed by the parties (the "**Pricing Supplement**"). Unless otherwise provided in a Final Terms or Pricing Supplement, Notes may be issued with the following terms:

- **Maturity Date**: The Notes, other than Perpetual Subordinated Notes, will mature in nine months or more from the date of issue.
- **Status**: Each tranche of Notes may be issued as either Senior Notes or Subordinated Notes. Subordinated Notes may be issued with a stated maturity date ("**Dated Subordinated Notes**") or without a stated maturity date ("**Perpetual Subordinated Notes**"), each as further described in this Offering Circular.
- **Redemption or Repayment Option**: Notes, other than Perpetual Subordinated Notes, may be subject to redemption or repayment at the option of Northern Rock or at the option of the holder.
- **Interest Rate Basis**: The Notes will bear interest at either a fixed or a floating rate. The floating rate formula may be based on the CD Rate, CMT Rate, Commercial Paper Rate, Eleventh District Cost of Funds Rate, Federal Funds Rate, LIBOR, EURIBOR, Prime Rate, Treasury Rate, or such other basis as is described in an applicable Final Terms or Pricing Supplement, as the case may be. Each of those rates is described under "Description of the Notes" in this Offering Circular.
- **Other Features**: The Notes may also be issued as discount notes, indexed notes or amortizing notes.
- **Form**: Senior Notes will be issued as Global Notes in fully registered form without coupons or as fully registered Certificated Notes. Subordinated Notes will be issued as Global Notes in bearer form and will be represented by Global Receipts in fully registered form without coupons.
- **Denomination**: The Notes generally will have minimum denominations of U.S.$100,000 and integral multiples of U.S.$1,000 in excess of such minimum denomination (or the equivalent of such amount in other currencies).
- **Interest Payment Dates**: Northern Rock will pay interest on the Notes on the dates specified in the applicable Final Terms or Pricing Supplement, as the case may be.

See "Risk Factors" commencing on page 18 for a discussion of certain risks that you should consider prior to making an investment in the Notes. The applicable Final Terms or Pricing Supplement, as the case may be, may describe additional risks you should consider.

Application has been made to the Luxembourg Stock Exchange for certain Notes issued under Northern Rock's U.S.$20,000,000,000 Senior/Subordinated Medium-Term Note Program (the "**Program**"), during the twelve months from the date of this Offering Circular, to be listed on the Euro MTF. Consequently, this Offering Circular may be used for the purposes of listing Notes issued under the Program on the Euro MTF during such twelve-month period. This Offering Circular constitutes a base prospectus for the purposes of admitting the Notes to listing on the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF Market (Euro MTF). It is generally anticipated that Senior Notes will be unlisted and that Subordinated Notes will be listed.

The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**"), or any state securities laws, and are being offered only to institutional investors that qualify as Accredited Investors (as defined in rule 501(a) under the Securities Act), to qualified institutional buyers (within the meaning of Rule 144A under the Securities Act) or in other transactions exempt from registration in accordance with Regulation S under the Securities Act and, in each case, in compliance with applicable securities laws.

Each initial and subsequent purchaser of a Note will be deemed, by its acceptance or purchase thereof, to have made certain acknowledgements, representations and agreements intended to restrict the resale or other transfer of such Note, as described in this Offering Circular, and, in connection therewith, may be required to provide confirmation of its compliance with such resale or other transfer restrictions in certain cases. See "Notice to Investors".

The Notes are offered on a continuing basis by Northern Rock to or through the Dealers. One or more of the Dealers may purchase Notes, as principal, from Northern Rock for resale to investors and other purchasers at varying prices relating to prevailing market prices as determined by any such Dealer at the time of resale or, if so agreed, at a fixed offering price. In addition, if agreed to by Northern Rock and a Dealer, such Dealer may utilize its reasonable efforts on an agency basis specified in the applicable Final Terms or Pricing Supplement, as the case may be. Northern Rock reserves the right to withdraw, cancel or modify the offering contemplated hereby without notice. Northern Rock, or a Dealer if it solicits an offer on an agency basis, may reject any offer to purchase Notes in whole or in part. See "Plan of Distribution".

Citi

Lehman Brothers

Merrill Lynch & Co.

Morgan Stanley

The date of this Offering Circular is May 30, 2007

TABLE OF CONTENTS

No Dealer, salesman or other person has been authorized to give any information or make any representation other than those contained in this Offering Circular and any amendment or supplement to this Offering Circular and, if given or made, such information or representation must not be relied upon as having been so authorized. This Offering Circular and any amendment or supplement to this Offering Circular do not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Offering Circular or any amendment or supplement to this Offering Circular nor any sale made under this Offering Circular shall, under any circumstances, create any implication that there has been no change in the affairs of Northern Rock since the date of this Offering Circular or any such amendment or supplement or that the information contained in this Offering Circular or in any such amendment or supplement is correct as of any time subsequent to the date of such information.

Northern Rock accepts responsibility for the information contained in this Offering Circular. To the best of the knowledge and belief of Northern Rock (which has taken all reasonable care to ensure that such is the case), the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

IMPORTANT INFORMATION

Neither this Offering Circular nor any Final Terms nor any Pricing Supplement, as the case may be, constitutes an offer of, or an invitation by or on behalf of Northern Rock or by or on behalf of any Dealer to subscribe for or purchase, any of the Notes in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The distribution of this Offering Circular or any Final Terms or any Pricing Supplement, as the case may be, and the offering of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular or any Final Terms or any Pricing Supplement, as the case may be, comes are required by the Dealers and Northern Rock to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering, sale and resale of the Notes, see "Plan of Distribution" in this Offering Circular.

Each initial and subsequent purchaser of a Note will be deemed, by its acceptance or purchase of a Note, to have made certain acknowledgements, representations and agreements to and with Northern Rock and any applicable Dealer intended to restrict the resale or other transfer of such Note, as described in this Offering Circular, and, in connection therewith, may be required to provide confirmation of its compliance with such resale or other transfer restrictions in certain cases. See "Notice to Investors".

The information contained in this Offering Circular relating to Northern Rock was obtained from Northern Rock, and no assurance can be given by the Dealers as to the accuracy or completeness of such information. The Dealers make no representation or warranty, express or implied, as to the accuracy or completeness of the information contained in this Offering Circular. None of the information contained in this Offering Circular is, or should be relied upon as a promise or representation by the Dealers. In making an investment decision, investors must rely on their own examinations of Northern Rock and the terms of the offering, including the merits and risks involved.

All inquiries relating to Northern Rock, this Offering Circular and the offering contemplated herein should be directed to the Dealers.

Any purchaser of Notes must be able to bear the economic risk of an investment in such Notes for an indefinite period of time because the Notes have not been, and will not be, registered under the Securities Act. There is no undertaking to register the Notes under the Securities Act and they cannot be resold unless they are subsequently registered thereunder or an exemption from registration is available (including the exemption provided for in Rule 144A under the Securities Act).

The Notes have not been recommended by the United States Securities and Exchange Commission (the "Securities and Exchange Commission"), any state securities commission or any other regulatory authority. Furthermore, the foregoing authorities have not passed upon or endorsed the merits of this offering or the accuracy or adequacy of this Offering Circular. Any representation to the contrary is a criminal offense.

This Offering Circular is submitted to a limited number of institutional accredited investors and qualified institutional buyers for informational use solely in connection with the consideration of the purchase of the Notes. Its use for any other purpose is not authorized. This Offering Circular may not be copied or reproduced in whole or in part nor may it be distributed or any of its contents disclosed to anyone other than the prospective investors to whom it is submitted. This Offering Circular may only be used for the purposes of which it has been published.

Neither the Dealers nor Northern Rock are making any representation to any offeree or purchaser of the Notes described herein regarding (a) the legality of investment therein by such offeree or purchaser under applicable legal investment or similar laws or regulations, or (b) the consequences of investment therein under United States federal tax laws or other taxation statutes. Prospective purchasers should consult with their own advisors as to issues of legal investment or taxation.

No person is authorized to give any information or to make any representation not contained in this Offering Circular and any information or representation not contained herein must not be relied upon as having been authorized by or on behalf of Northern Rock or the Dealers. The delivery of this Offering Circular at any time does not imply that the information herein is correct at any time subsequent to its date.

Northern Rock will, at the specified offices of the Paying Agents (as defined under "Description of the Notes" in this Offering Circular), provide, free of charge, upon the written request therefor, a copy of this Offering Circular (or any document incorporated by reference therein). Written requests for such documents should be directed to the specified office of any Paying Agent or the specified office of the Listing Agent in Luxembourg.

In connection with the issue and distribution of any tranche of Notes, the Dealer (if any) disclosed as stabilizing manager in the applicable Final Terms or Pricing Supplement, as the case may be, or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Series (as defined herein) of which such tranche forms part at a level higher than that which might otherwise prevail for a limited period in accordance with applicable laws and regulations. However, there may be no obligation on the stabilizing manager or any agent of the stabilizing manager to do this. Such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

FOR NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

FORWARD-LOOKING STATEMENTS

This Offering Circular includes forward-looking statements. Examples of such forward-looking statements include, but are not limited to: (i) expectations of drivers of net interest income, total income, profit, earnings per share, capital expenditures, dividends, capital structure or other financial items or ratios; (ii) statements of plans, objectives or goals of Northern Rock or its management for future operations, including those related to products or services; (iii) statements of future economic performance, including in particular any such statements included under the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations"; and (iv) statements of assumptions underlying such statements. Words such as "believes", "anticipates", "expects", "intends", "aims", and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Northern Rock has based any forward-looking statements herein on current expectations and projections about uncertain future events. Forward-looking statements are subject to risks, uncertainties and assumptions about Northern Rock. Although Northern Rock believes that the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements are reasonable, Northern Rock cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

- inflation, interest rates, exchange rates, and market and monetary fluctuations;
- the effects of, and changes in, laws, regulations and government policy;

- the effects of competition in the geographic and business areas in which Northern Rock conducts operations;
- changes in consumer spending, saving and borrowing habits in the United Kingdom and in regions in which Northern Rock conducts operations;
- changes in the U.K. housing market, in the U.K. residential mortgage market and the U.K. retail deposit market;
- the effects of changes in taxation or accounting standards or practices;
- the ability to increase market share and control expenses;
- the timely development of and acceptance of new products and services of Northern Rock and the perceived overall value of these products and services by users;
- acquisitions, disposals and any other strategic transactions;
- the continued ability of Northern Rock to access wholesale funding sources and to further securitize loans;
- technological changes including those affecting European Economic and Monetary Union compliance; and
- Northern Rock's success at managing the risks of the foregoing.

Northern Rock cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Offering Circular may not occur.

OFFERING OF MEDIUM-TERM NOTES

Citigroup Global Markets Inc., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated (collectively, the "**Dealers**") have been appointed by Northern Rock as Dealers for the offering from time to time of the Notes. The Notes will be limited to U.S.$20,000,000,000 aggregate principal amount (or the equivalent of that amount in one or more other currencies or composite currencies) outstanding at any time, subject to increase without the consent of the registered holders of the Notes. The Notes have not been, and will not be, registered under the Securities Act, and are being offered pursuant to the exemption from registration provided by Section 4(2) thereof. Accordingly, the Notes are subject to restrictions on resale or other transfer. For a description of those restrictions, see "Notice to Investors" in this Offering Circular.

Each initial purchaser of a Note will be furnished with a copy of this Offering Circular and each applicable amendment and supplement, including the Final Terms or Pricing Supplement, as the case may be, to this Offering Circular describing the terms related to such tranche of Notes. Unless the context otherwise requires, references to the "Offering Circular" are intended to include this Offering Circular, together with any amendments and supplements applicable to a particular tranche of Notes.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents shall be deemed to be incorporated in, and to form part of, this Offering Circular:

(a) the audited consolidated financial statements and individual company balance sheet for the years ended December 31, 2006 and 2005 (as prepared and presented in accordance with applicable U.K. companies law and accounting practice) of Northern Rock, together with the auditors' reports thereon and all notes thereto; and

(b) all supplements and amendments to this Offering Circular circulated by Northern Rock from time to time;

save that any statement contained herein or in any document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Offering Circular to the extent that a statement contained in any such subsequent document which is deemed to be incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise).

The Offering Circular should be read and construed with any amendment or supplement hereto and with any other document incorporated by reference herein and, in relation to any Series (as defined under "Summary of the Program" in this Offering Circular), should be read and construed together with the relevant Final Terms or Pricing Supplement, as the case may be.

Northern Rock will provide, without charge, to each Holder (as defined below) of a Series of Notes, upon the request of such Holder, a copy of any or all of the documents which are incorporated by reference herein. Requests for such documents should be directed to the principal office of Deutsche Bank Trust Company Americas, in its capacities as the Senior Trustee and as the Subordinated Trustee for the Notes. In addition, if and for so long as any Notes are listed on the Euro MTF, such documents will be available free of charge from the specified office of the Luxembourg Listing Agent.

Northern Rock will, in connection with the listing of the Notes issued under the Program on the Euro MTF, so long as any Notes remain outstanding and listed on such exchange, in the event of any material adverse change in the financial condition of Northern Rock or material change in the terms and conditions of the Notes or the Program (including an increase in the size of the Program) which is not reflected in this Offering Circular (or any of the documents incorporated by reference in this Offering Circular), advise the Luxembourg Stock Exchange of any such material change and prepare a further supplement to this Offering Circular or a new offering circular for use in connection with any subsequent issue of Notes to be listed on the Euro MTF.

SUMMARY OF THE PROGRAM

The following summary highlights important information about the program but does not purport to be complete. The information contained in this summary is taken from, and is qualified in its entirety by, the remainder of this Offering Circular. You should also review the applicable Final Terms or Pricing Supplement, as the case may be, for additional information about the particular Notes you are considering purchasing. If Northern Rock and the Dealer(s) so agree, specific terms and provisions of Notes may differ from those set forth below, in which case the description of such terms and provisions in the applicable Final Terms or Pricing Supplement, as the case may be, will supersede the description of the Notes contained in this Offering Circular to the extent they are inconsistent. Words and expressions defined elsewhere in this Offering Circular have the same meaning when used in this summary.

Issuer:	Northern Rock plc ("**Northern Rock**", and together with its principal subsidiaries, the "**Group**") is a public limited company incorporated and registered in England and Wales under the Companies Act 1985. Northern Rock is a specialized mortgage lender whose core business is the provision of residential mortgages in the United Kingdom funded through the retail, wholesale, covered bond and securitization markets. Northern Rock, together with its subsidiaries and associated companies, also engages in secured commercial lending, the distribution of third party insurance products, personal unsecured lending and provides money transmission facilities.
Dealers:	Citigroup Global Markets Inc., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Morgan Stanley & Co. Incorporated.
Trustees:	Deutsche Bank Trust Company Americas (formerly, Bankers Trust Company), in its separate capacities as the Senior Trustee and as the Subordinated Trustee. Northern Rock has entered into the Senior Indenture with the Senior Trustee relating to the Senior Notes and the Subordinated Indenture with the Subordinated Trustee relating to the Subordinated Notes. Each Trustee has also agreed under the applicable Indenture to act as the principal paying agent for Notes issued under such Indenture.
Luxembourg Listing Agent:	Deutsche Bank Luxembourg S.A.
Paying Agents:	Deutsche Bank Trust Company Americas, pursuant to the Indentures, and Deutsche Bank Luxembourg S.A., pursuant to the Luxembourg Paying and Transfer Agency Agreement.
Program Size:	Northern Rock may issue up to U.S.$20,000,000,000 (or the equivalent of that amount in one or more other currencies or composite currencies) outstanding at any time. The program size may be increased from time to time without the consent of the holders of the Notes (the "**Holders**" or "**Noteholders**").
Currencies:	Subject to any applicable legal or regulatory restrictions, such currencies as may be agreed between Northern Rock and the relevant Dealer(s).
Issuance in Series:	The Senior Notes and the Subordinated Notes each will constitute a separate series of Notes issued under their respective Indentures. Notes will be issued in tranches. The Notes of each tranche will be subject to identical terms, except that the issue date, the issue price and the amount of the first payment of interest may be different in respect of different tranches.
Status of Senior Notes:	The Senior Notes will constitute direct, unconditional, unsecured and unsubordinated obligations of Northern Rock without any preference among themselves and will rank at least equally with deposits and all other

	unsecured and unsubordinated obligations of Northern Rock, subject in the event of insolvency, to laws of general applicability relating to or affecting creditors' rights.
Status of Subordinated Notes:	The Subordinated Notes will constitute direct, unconditional, unsecured and subordinated obligations of Northern Rock without any preference among themselves. The rights of Holders of Subordinated Notes will be subordinated in right of payment in the manner provided in the Subordinated Indenture and as described in "Description of the Notes" in this Offering Circular. In respect of the Perpetual Subordinated Notes, payments of interest thereon are subject to the right of Northern Rock to defer such payments in the manner provided in the Subordinated Indenture and as described in "Description of the Notes" in this Offering Circular.
Issue Price:	Notes may be offered at par or at a premium or discount to par as specified in the applicable Final Terms or Pricing Supplement, as the case may be.
Maturities:.	The Notes, other than Perpetual Subordinated Notes (which will be undated), will mature in nine months or longer as specified in the applicable Final Terms or Pricing Supplement, as the case may be. In the case of Dated Subordinated Notes, the minimum maturity, as at the date of this Offering Circular, will be five years and one day.
Redemption at Maturity:. .	Notes, other than Perpetual Subordinated Notes (which will not have a stated maturity), may be redeemed by Northern Rock at par on the maturity date or at such other amount as may be specified in the relevant Final Terms or Pricing Supplement, as the case may be.
Early Redemption:.	Early redemption will be permitted for taxation reasons, but will otherwise be permitted only to the extent specified in the applicable Final Terms or Pricing Supplement, as the case may be. The early redemption of Subordinated Notes is at any time subject to the prior written consent of the United Kingdom Financial Services Authority (the "**FSA**") having been obtained.
Repayment:	The Final Terms or Pricing Supplement, as the case may be, may provide that the Notes of such tranche are repayable by Northern Rock at the option of the holder. The early repayment of Subordinated Notes will be subject to the prior written consent of the FSA having been obtained.
Interest:	Interest may accrue at a fixed rate or a floating rate, which will be calculated by referring to an index and/or formula. The floating rate may be determined by reference to one or more base rates, such as LIBOR, and be adjusted by a spread or a spread multiplier or other interest rate formula, in each case as agreed by Northern Rock and the purchaser and described in the applicable Final Terms or Pricing Supplement, as the case may be.
Interest Payments:	Interest may be paid monthly, quarterly, semi-annually, annually or at such other intervals as are described in the applicable Final Terms or Pricing Supplement, as the case may be; provided, however, that Northern Rock is entitled to defer payment of interest in respect of the Perpetual Subordinated Notes.
Denominations:	Notes will be issued in minimum denominations of U.S.$100,000 and integral multiples of U.S.$1,000 in excess thereof and in such other denominations as are specified in the applicable Final Terms or Pricing Supplement, as the case may be.

Form, Clearance and Settlement:	Notes offered in the United States to qualified institutional buyers in reliance on Rule 144A will be represented by one or more U.S. Global Notes and Notes offered outside the United States in reliance on Regulation S will be represented by one or more International Global Notes. Senior Notes offered to certain institutional accredited investors initially will be represented by Certificated Notes. Unless otherwise specified in a Final Terms or Pricing Supplement, as the case may be, Subordinated Notes will not be offered to institutional accredited investors. Senior Notes will be in fully registered form. Global Notes representing Senior Notes will be held by or on behalf of The Depository Trust Company ("**DTC**") for the benefit of participants in DTC. Subordinated Notes will be in bearer form. Global Notes representing Subordinated Notes will be deposited with a custodian which will issue Global Receipts representing such Global Notes. The Global Receipts will be held by or on behalf of DTC for the benefit of participants in DTC. The Notes have not been, and will not be, registered under the Securities Act and may not be offered or sold within the United States or to or for the benefit of United States persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirement of the Securities Act. Notes, other than Notes represented by an International Global Note, will bear a legend setting forth transfer restrictions and may not be transferred except in compliance with such transfer restrictions. Transfers of interests from a U.S. Global Note to an International Global Note and transfers of Certificated Notes held by institutional accredited investors are subject to certification requirements. If such Certificated Notes are transferred to qualified institutional buyers in reliance on Rule 144A or offered outside the United States in reliance on Regulation S, then these Certificated Notes will be represented by U.S. Global Notes or International Global Notes, as the case may be, and will be available for inspection at the specified office of the Paying Agent.
Governing Law:	The Notes and all related contractual documentation will be governed by, and construed in accordance with, the laws of the State of New York, except that the subordination provisions of the Subordinated Notes and the Subordinated Indenture will be governed by and construed in accordance with the laws of England and Wales.
Ratings:	The program has, unless otherwise described in the applicable Final Terms or Pricing Supplement, as the case may be, been issued the following ratings (for Notes having a maturity of at least one year from the date of issue):

Rating Agency	Senior Notes	Dated Subordinated Notes	Perpetual Subordinated Notes
Moody's Investors Service, Inc.	Aa3	A1	A1
Standard & Poor's Ratings Services	A+	A	A-

Moody's Investors Service, Inc. ("**Moody's**") and Standard & Poor's Ratings Services ("**S&P**" and, together with Moody's, the "**Rating Agencies**") have agreed to continue to monitor the credit of the Issuer. The ratings set forth above are accurate only as of the date hereof, and may be changed at any time. A rating reflects only the views of Moody's or S&P, as the case may be, and is not a recommendation to buy, sell or hold the Notes.

Sales and Transfer Restrictions:	The Notes have not been, and will not be, registered under the Securities Act and may not be offered or sold within the United States or to or for the benefit of United States persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirement of the Securities Act. In addition, there are certain restrictions on the sales of the Notes in the United Kingdom.
Listing:	Each series of Notes (a "**Series**") may be listed on the Euro MTF and/or listed, quoted and/or traded on or by any stock exchange, competent listing authority and/or quotation system as may be agreed between Northern Rock and the Dealers. The terms relating to any series of Notes that are listed shall be set forth in an applicable Final Terms. A Series may be unlisted. In any such case, the terms relating to such Series shall be set forth in an applicable Pricing Supplement. It is expected that Senior Notes will be unlisted and that Subordinated Notes will be listed.

RECENT DEVELOPMENTS

Current Market Conditions

Northern Rock believes that the economic fundamentals in the United Kingdom remain sound. While indications remain for a less benign outlook, with gently rising unemployment, management expects conditions overall to remain supportive for the U.K. mortgage market.

There have been four rises in the Bank of England base rate in the last nine months, with the base rate now standing at 5.50%. Despite these rises, the absolute level of interest rates remains low by historical standards and management believes that mortgage affordability for the average U.K. household remains good. In 2007, Northern Rock expects house price inflation across the U.K. (excluding Central London) to be broadly in line with the rate of earnings growth.

Northern Rock therefore expects to see similar levels of home moving transactions compared to 2006 with fundamental support provided by the lack of alternative tenure together with inelastic supply. Northern Rock also anticipates continued liquidity in the remortgage market. This reflects households actively managing their budgets as they come to the end of existing mortgage or interest periods, with an additional incentive to refinance following recent rises in interest rates. The Buy to Let market remains firm with structural support from migrant workers and the changes to the financing of higher education.

Combining the components of the U.K. mortgage market, management's expectation is for the gross mortgage market in 2007 to show an increase from the £345 billion in 2006, to over £360 billion. Northern Rock remains confident of its ability to achieve its lending targets within this context.

During the first three months of 2007, Northern Rock's total net lending was 34% higher than the same period last year. Going into the second quarter, Northern Rock's total lending pipeline stood at £6.7 billion; an increase of 16% over the same time last year.

Northern Rock continues to compete well in the gross mortgage market with its gross market share running above the level seen in 2006. Northern Rock's policy of offering existing mortgage customers the same products available to new customers, coupled with active promotion and focused retention resources, has contributed to the continuation of a good remortgage retention performance. Net residential lending during the first three months of the year was 42% higher than at the same point in 2006.

The risk profile of residential lending during the first quarter was consistent with that seen in 2006. The proportion of Together, Buy to Let and Lifetime products are at similar levels to the second half of 2006. Together continues to perform well.

Total unsecured lending continues to represent a small proportion of Northern Rock's overall loan book, at around 8% of total lending assets, with 40% of this linked to a mortgage. Northern Rock continues to target quality rather than volume in both its personal unsecured and commercial secured lending.

Northern Rock's lending performance during the first quarter of 2007, and the pipeline of business for the second quarter, is consistent with the Company achieving asset growth in the top half of its strategic range of 20% $\pm$5% per annum.

Credit quality at Northern Rock remains tightly monitored and controlled. Northern Rock's stringent underwriting criteria, the high proportion of borrowers with a proven payment track record, and the targeting of low risk sectors ensure credit quality remains robust.

Northern Rock continues to develop its retail funding arm, building on last year's performance, and is attracting further strong net inflows of retail savings. It launched its Danish operation in February 2007, which further broadens its retail savings franchise. The first of Northern Rock's Granite residential securitization issues for 2007 took place in January. As with previous transactions, the issue was heavily oversubscribed leading to the transaction size being increased to £6.1 billion. This issue was achieved at an all in cost of Libor +17bps, comparable with transactions in 2006, reflecting the strength and liquidity of this market and the investor demand for Granite paper. The first quarter of 2007 also saw further issuance under Northern Rock's €20 billion Covered Bond

Programme as Northern Rock further develops this funding stream. This included a €1.75 billion public issue and a £250 million private placement, both of which enhance investor diversification while providing longer dated funding. $2.0 billion was raised in early January under Northern Rock's U.S. Medium Term Note Programme. Additionally a further €1 billion was raised from a five year Euro senior transaction, placed mostly with European investors in early March under Northern Rock's Euro Medium Term Note Programme, which was heavily oversubscribed.

Northern Rock continues to work towards final approval of its application to adopt the Retail Internal Ratings Based approach to capital under Basle II, which it aims to conclude in the second half of 2007. Given the low risk nature of its lending assets, Northern Rock continues to expect to benefit from the implementation of Basle II. It remains Northern Rock's preference to repatriate initial and future excess capital through increasing dividends.

In light of the Basle II capital requirements, the capital efficiency of holding different assets on the balance sheet is changing. As a result of this, Northern Rock is exploring options with regard to the sale of its commercial secured loan book. Any capital surplus arising on such disposals will result in the consideration of repatriation to shareholders through share buybacks.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The summary consolidated financial information (as prepared in accordance with international financial reporting standards as adopted by the European Union ("**IFRS**")) set forth below for the years ended December 31, 2006, 2005 and 2004 and as at December 31, 2006, 2005 and 2004 has been derived from the Group's consolidated financial statements for the years ended December 31, 2006 and 2005, which are incorporated by reference herein (the "**Consolidated Financial Statements**").

The Group's Consolidated Financial Statements incorporated by reference in this Offering Circular have been prepared in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. For a discussion of certain significant differences between IFRS and U.S. GAAP, please see Annex A to this Offering Circular. The dollar financial information set forth for the year ended December 31, 2006 has been translated for convenience at the rate of £1.00 to $1.9569, the noon buying rate on December 29, 2006.

Amounts in accordance with IFRS[1]:

	Year ended December 31,			
	2006	2006	2005	2004
	($ millions)		(£ millions)	
Income Statement Data				
Interest and similar income	9,730.3	4,972.3	4,056.7	2,989.4
Interest expense and similar charges	(8,068.7)	(4,123.2)	(3,304.4)	(2,522.5)
Net interest income	**1,661.6**	**849.1**	**752.3**	**466.9**
Fee and commission income	378.1	193.2	157.0	305.1
Fee and commission expense	(84.0)	(42.9)	(28.9)	(64.5)
Other operating income	4.9	2.5	0.9	11.7
Total other income	**299.0**	**152.8**	**129.0**	**252.3**
Net hedge ineffectiveness and other unrealized fair value gains and losses	29.2	14.9	(56.4)	—
Total income	**1,989.8**	**1,016.8**	**824.9**	**719.2**
Operating expenses				
Recurring administrative expenses	(483.8)	(247.2)	(226.1)	(200.1)
Covenant to The Northern Rock Foundation[2]	(61.4)	(31.4)	(24.7)	(21.6)
Total administrative expenses	(545.2)	(278.6)	(250.8)	(221.7)
Depreciation and amortization				
Tangible fixed assets	(32.3)	(16.5)	(6.6)	(8.1)
Intangible fixed assets excluding goodwill	(27.0)	(13.8)	(16.7)	(10.1)
Operating expenses	**(604.5)**	**(308.9)**	**(274.1)**	**(239.9)**
Impairment losses on loans and advances	(158.9)	(81.2)	(56.6)	(48.5)
Impairment of fixed asset investments	—	—	—	4.5
Profit before taxation	**1,226.4**	**626.7**	**494.2**	**435.3**
Income tax expense	(359.5)	(183.7)	(144.9)	(125.8)
Total profit attributable to equity holders of parent company	**866.9**	**443.0**	**349.3**	**309.5**
Appropriations	(94.9)	(48.5)	(48.6)	—
Profit attributable to equity shareholders	**772.0**	**394.5**	**300.7**	**309.5**
Dividends	(258.9)	(132.3)	(113.8)	(100.6)
Profit retained for the financial year	**513.1**	**262.2**	**186.9**	**208.9**
Per ordinary share information				
Net income (cents/pence)	185.1c	94.6p	72.5p	74.9p
Net income from continuing operations (cents/pence)	185.1c	94.6p	72.5p	74.9p
Fully diluted net income (cents/pence)	183.6c	93.8p	72.0p	74.3p
Dividends (cents/pence)	61.8c	31.6p	27.4p	24.3p
Dividends (cents)[3]	—	61.8c	53.6c	47.6c

Notes:

(1) Financial information set forth above for the years ended December 31, 2006 and 2005 have been prepared in accordance with IFRS. Financial information set forth above for the year ended December 31, 2004 has been restated to reflect the adoption of IFRS. Further details of this restatement are included in Note 46 of the Group's consolidated financial statements for the year ended December 31, 2005.

(2) In connection with its conversion from a mutual form building society to a stock form bank, Northern Rock covenanted to set aside approximately 5% of annual consolidated profit before tax for the benefit of The Northern Rock Foundation.

(3) The dollar financial information has been translated for convenience at a rate of £1.00 to 1.9569.

Amounts in accordance with IFRS[1]:

	At December 31,			
	2006	2006	2005	2004
	($ millions)	(£ millions)		
Balance Sheet Data				
Assets				
Cash and balances with central banks	1,870.8	956.0	69.2	65.3
Derivative financial instruments	1,705.1	871.3	1,449.8	—
Loans and advances to banks	11,000.3	5,621.3	5,073.8	3,674.2
Loans and advances to customers not subject to securitization	76,227.1	38,953.0	30,940.0	32,869.3
Loans and advances to customers subject to securitization	93,407.0	47,732.1	39,136.1	21,899.5
	169,634.1	86,685.1	70,076.1	54,768.8
Fair value adjustments of portfolio hedging	(632.9)	(323.4)	163.8	—
Investment securities	12,975.0	6,630.4	5,377.1	—
Debt securities	—	—	—	4,742.2
Equity shares and other variable yield securities	—	—	—	575.6
Intangible assets	176.9	90.4	78.2	73.1
Property, plant and equipment	385.7	197.1	180.6	170.5
Deferred income tax asset	116.4	59.5	57.5	14.1
Other assets	73.6	37.6	52.9	78.2
Prepayments and accrued income	362.6	185.3	129.5	718.9
Total Assets	**197,667.6**	**101,010.6**	**82,708.5**	**64,880.9**
Liabilities and Shareholders' Equity				
Deposits by banks	4,180.3	2,136.2	1,536.8	1,201.6
Customer accounts	52,577.2	26,867.6	23,672.6	20,393.7
Derivative financial instruments	4,681.9	2,392.5	846.1	—
Debt securities in issue	125,817.5	64,294.3	52,134.6	38,864.2
Other liabilities	239.9	122.6	93.8	76.1
Current taxation liabilities	144.0	73.6	43.3	60.0
Accruals and deferred income	1,799.8	919.7	706.3	679.5
Provisions for liabilities and charges	42.5	21.7	54.4	52.5
Subordinated liabilities	1,491.9	762.4	785.3	1,515.7
Reserve capital instruments	—	—	—	300.0
Tier one notes	409.8	209.4	223.9	200.0
Equity				
Shareholders' funds	4,255.9	2,174.8	1,575.6	1,537.6
Non shareholders' funds	2,026.9	1,035.8	1,035.8	—
Total Equity and Liabilities	**197,667.6**	**101,010.6**	**82,708.5**	**64,880.9**

Note:

(1) Financial information set forth above for the years ended December 31, 2006 and 2005 have been prepared in accordance with IFRS. Financial information set forth above for the year ended December 31, 2004 has been restated to reflect the adoption of IFRS. Further details of this restatement are included in Note 46 of the Group's consolidated financial statements for the year ended December 31, 2005.

Other financial data in accordance with IFRS[1]:

	At December 31,		
	2006	2005	2004
	(%)	(%)	(%)
Other Financial Data			
Assets			
Return on average total assets[2]	0.43	0.40	n/a
Return on average shareholders' equity[3]	23.4	19.8	n/a
Dividend payout ratio	33.5	37.8	32.5
Average shareholders equity as a percentage of average total assets	1.84	2.03	n/a
Net interest margin[4]	0.96	1.03	0.82
Ratio of earnings to fixed charges[5]			
Including interest on retail deposits	1.15	1.15	1.17
Excluding interest on retail deposits	1.20	1.20	1.24
Risk asset ratio			
Tier 1 Capital	8.5	7.7	8.7
Total Capital	11.6	12.3	14.0

Notes:

(1) Financial information set forth above for the years ended December 31, 2006 and 2005 have been prepared in accordance with IFRS. Financial information set forth above for the year ended December 31, 2004 has been restated to reflect the adoption of IFRS. Further details of this restatement are included in Note 46 of the Group's consolidated financial statements for the year ended December 31, 2005.

(2) Return on average total assets represents profit attributable to equity shareholders as a percentage of average total assets.

(3) Return on average shareholders' equity represents profit attributable to equity shareholders as a percentage of average shareholders' equity.

(4) Net interest margin represents net interest income as a percentage of average interest earning assets as described under "Selected Statistical Information" in this Offering Circular.

(5) For this purpose, earnings consist of profit before taxation plus fixed charges. Fixed charges consist of interest payable including or excluding interest on retail deposits, as appropriate.

EXCHANGE RATES

The following table sets forth, for the periods indicated, certain information concerning the exchange rate for pounds sterling based on the noon buying rate in New York City expressed in U.S. dollars per £1.00. No representation is made that amounts in pounds sterling have been, could have been, or could be converted into U.S. dollars at the noon buying rate or at any other rate. At May 24, 2007, the noon buying rate was 1.99 per £1.00.

	High	Low	Average	Period End
		(dollars per pound sterling)		
Recent Monthly Exchange Rate Data				
May 1, 2007 through May 24, 2007	2.00	1.97	1.98	1.99
April 2007	2.01	1.96	1.99	2.00
March 2007	1.97	1.92	1.95	1.97
February 2007	1.97	1.95	1.96	1.96
January 2007	1.98	1.93	1.96	1.96
December 2006	1.98	1.95	1.96	1.96
November 2006	1.97	1.89	1.91	1.97
Historical Annual Exchange Rate Data(1)				
2006	1.98	1.72	1.84	1.96
2005	1.93	1.71	1.81	1.72
2004	1.95	1.76	1.83	1.92
2003	1.78	1.55	1.64	1.78
2002	1.61	1.41	1.50	1.61

Note:

(1) The average of the noon buying rates on the last business day of each month during the relevant period.

Unless otherwise indicated, all references in this Offering Circular to "**pounds sterling**", "**sterling**" and "**£**" are to the lawful currency of the United Kingdom and all references to "**U.S. dollars**", "**dollars**", "**USD**", "**U.S.$** "and "**$**" are to the lawful currency of the United States.

RISK FACTORS

An investment in the Notes will include certain risks. In consultation with financial and legal advisers, a prospective investor should carefully consider, among other matters, the following discussion of risk before deciding whether an investment in the Notes is suitable. Notes are not an appropriate investment for unsophisticated investors with respect to foreign currency transactions or transactions involving interest rate or currency index or other indices or formulas.

In particular, Notes denominated or payable in or determined by reference to a foreign or composite currency or to one or more interest rates, currencies or other indices or formulas are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions or transactions involving the applicable interest rate or currency index or other indices or formulas. The matters described below, among other factors, should be carefully considered by any prospective investor.

This Offering Circular does not describe all of the risks of an investment in Notes, whether resulting from such Notes being denominated or payable in or determined by reference to a foreign currency or composite currency or to one or more interest rates, currencies or other indices or formulas, or otherwise. Northern Rock and the Dealers disclaim any responsibility to advise prospective investors of such risks as they exist at the date of this Offering Circular or as they change from time to time.

Transfer Restrictions

The Notes have not been, and will not be, registered under the Securities Act or any other applicable securities laws and are being offered pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. Accordingly, the Notes are subject to certain restrictions on the resale and other transfer thereof as set forth under "Notice to Investors". As a result of such restrictions, Northern Rock cannot be certain of the existence of a secondary market for the Notes or the liquidity of such market if one develops. Consequently, a Holder (as defined under "Description of the Notes — General" in this Offering Circular) of Notes and owner of beneficial interests in such Notes must be able to bear the economic risk of an investment in such Notes for an indefinite period of time.

Structural Risks

General

With respect to an investment in Notes indexed to one or more interest rates, currencies or other indices or formulas, significant risks exist that are not associated with a conventional fixed rate or floating rate debt security. Such risks include fluctuation of the particular indices or formulas and the possibility that an investor will receive a lower amount of principal, premium or interest and at different times than expected. Northern Rock has no control over a number of matters, including economic, financial and political events, that are important in determining the existence, magnitude and longevity of such risks and their results. In addition, if an index or formula used to determine any amounts payable in respect of the Notes contains a multiplier or leverage factor, the effect of any change in such index or formula will be magnified. In recent years, values of certain indices and formulas have been volatile and volatility in those and other indices and formulas may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future.

Redemption

If the applicable Final Terms or Pricing Supplement, as the case may be, specifies that the Notes are redeemable at the option of the issuer, or are otherwise subject to mandatory redemption, Northern Rock may (in the case of optional redemption) or must (in the case of mandatory redemption) choose to redeem such Notes at times when prevailing interest rates may be relatively low. Accordingly, an investor generally will not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that of the Notes.

Uncertain Trading Markets

Although the Notes may be listed on the Euro MTF, Northern Rock cannot assure a trading market for the Notes will develop or be maintained. Many factors independent of the creditworthiness of Northern Rock affect the trading market. These factors include:

- the complexity and volatility of the index or formula applicable to the Notes;
- the method of calculating the principal, premium and interest in respect of the Notes;
- the time remaining to the maturity of the Notes;
- the outstanding amount of the Notes;
- the redemption features of the Notes;
- the amount of other debt securities linked to the index or formula applicable to the Notes; and
- the level, direction and volatility of market interest rates generally.

In addition, certain Notes have a more limited trading market and experience more price volatility because they were designed for specific investment objectives or strategies. There may be a limited number of buyers when an investor decides to sell such Notes. This may affect the price an investor receives for such Notes or the ability of an investor to sell such Notes at all. A prospective investor should not purchase Notes unless such an investor understands and knows it can bear these investment risks.

Exchange Rates and Exchange Controls

With respect to an investment in Notes that are denominated and/or payable in a currency other than U.S. dollars ("**Specified Currency Notes**"), there will be significant risks not associated with an investment in a debt security denominated and payable in U.S. dollars, including the possibility of material changes in the exchange rate between U.S. dollars and the payment currency and the imposition or modification of exchange controls by the applicable governments. Northern Rock has no control over the factors that generally affect these risks, such as economic, financial and political events and the supply and demand for the applicable currencies. Moreover, if payments on Specified Currency Notes are determined by reference to a formula containing a multiplier or leverage factor, the effect of any change in the exchange rates between the applicable currencies will be magnified. In recent years, exchange rates between certain currencies have been highly volatile and volatility between such currencies or with other currencies may be expected in the future. Fluctuations between currencies in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Depreciation of the payment currency would result in a decrease in the U.S. dollar equivalent yield of the Specified Currency Notes, in the U.S. dollar equivalent value of the principal and any premium payable at maturity or earlier redemption of the Specified Currency Notes and generally, in the U.S. dollar equivalent market value of the Specified Currency Notes.

Governmental exchange controls could affect exchange rates and the availability of the payment currency on a required payment date. Even if there are no exchange controls, it is possible that the payment currency will not be available on a required payment date due to circumstances beyond Northern Rock's control. In such cases, Northern Rock will be allowed to satisfy its obligations in respect of Specified Currency Notes in U.S. dollars.

European Monetary Union

United Kingdom membership in the European Monetary Union prior to the maturity of the Notes, may adversely affect investors in the Notes. It is possible that prior to the maturity of the Notes the United Kingdom may become a participating Member State and that the euro, the lawful currency of the European Monetary Union, may become the lawful currency of the United Kingdom. In that event, (i) all amounts payable in respect of any Notes denominated in sterling may become payable in euro; (ii) the law may allow or require the Notes to be re-denominated into euro and additional measures to be taken in respect of such Notes; and (iii) there may no longer be available published or displayed rates for deposits in sterling used to determine the rates of interest on such Notes or changes in the way those rates are calculated, quoted and published or displayed. The

introduction of the euro could also be accompanied by a volatile interest rate environment, which could adversely affect investors in the Notes.

Credit Ratings

The credit ratings of Northern Rock's medium-term note program may not reflect the potential impact of all risks related to the structure of the Notes and other factors on the value of the Notes. In addition, real or anticipated changes in the credit ratings of Northern Rock will generally affect the market value of the Notes. Moreover, a credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time.

Economic Activity in the United Kingdom

Northern Rock's business activities are dependent on the level of banking, finance and financial services required by its customers. In particular, levels of borrowing are heavily dependent on customer confidence, employment trends, the state of the economy and market interest rates at the time. As Northern Rock currently conducts the majority of its business in the United Kingdom, its performance is influenced by the level and cyclical nature of business activity in the United Kingdom, which is in turn impacted by both domestic and international economic and political events. There can be no assurance that a weakening in the U.K. economy will not have a material effect on Northern Rock's future results.

Risk Associated with Strategic Decisions Regarding Organic Growth and Cost Control

Northern Rock's strategy relies upon the continued organic growth of its assets under management coupled with controlling related expenses. The strategy also involves operating as a single segment business concentrating on U.K. residential mortgage lending. No assurance can be given that profitability would not be impacted in the event conditions in the U.K. residential mortgage market deteriorated significantly or Northern Rock was otherwise unable to succeed in its growth strategy or in continuing to control related expenses.

Access to Wholesale Funding, Covered Bond and Securitization Markets

A substantial amount of Northern Rock's funding depends upon access to wholesale funding sources, including accessing the institutional debt market in the United States, Europe, Australia, and in Asia, as well as accessing the covered bond and the global securitization markets as additional sources of wholesale funding. The continued ability of Northern Rock to access such funding sources on favorable economic terms is dependent on a variety of factors, including a number of factors outside of its control, such as general market conditions. There can be no assurance that Northern Rock will continue to be able to access such funding sources on favorable terms in the future.

Impact of Regulatory Changes

Northern Rock is subject to financial services laws, regulations, administrative actions and policies in each location that Northern Rock operates. Changes in supervision and regulation, in particular in the U.K., could materially affect Northern Rock's business, the products and services offered or the value of its assets. Although Northern Rock works closely with its regulators and continually monitors the situation, future changes in regulation, fiscal or other policies can be unpredictable and are beyond the control of Northern Rock. See "Supervision and Regulation" in this Offering Circular for additional information.

Risks related to the optional redemption of the Notes

An optional redemption feature is likely to limit the market value of Notes. During any period when Northern Rock may elect to redeem Notes, the market value of such Notes generally will not rise substantially above the price at which they can be redeemed. This also may be true prior to any redemption period.

Northern Rock may be expected to redeem Notes when its cost of borrowing is lower than the interest rate on the Notes. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate on the Notes being

redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at that time.

Index Linked Notes and Dual Currency Notes

Northern Rock may issue Notes with principal or interest determined by reference to an index or formula, to changes in the prices of securities or commodities, to movements in currency exchange rates or other factors (each, a "**Relevant Factor**"). In addition, Northern Rock may issue Notes with principal or interest payable in one or more currencies that may be different from the currency in which the Notes are denominated. Potential investors should be aware that:

- the market price of such Notes may be volatile;
- they may receive no interest;
- payment of principal or interest may occur at a different time or in a different currency than expected;
- the amount of principal payable at redemption may be less than the nominal amount of such Notes or even zero;
- a Relevant Factor may be subject to significant fluctuations that may not correlate with changes in interest rates, currencies or other indices;
- if a Relevant Factor is applied to Notes in conjunction with a multiplier greater than one or contains some other leverage factor, the effect of changes in the Relevant Factor on principal or interest payable likely will be magnified; and
- the timing of changes in a Relevant Factor may affect the actual yield to investors, even if the average level is consistent with their expectations. In general, the earlier the change in the Relevant Factor, the greater the effect on yield.

Risks related to variable rate Notes with a multiplier or other leverage factor

Notes with variable interest rates can be volatile investments. If they are structured to include multipliers or other leverage factors, or caps or floors, or any combination of those features or other similar related features, their market values may be more volatile than those for securities that do not include those features.

Inverse Floating Rate Notes

"**Inverse Floating Rate Notes**" have an interest rate equal to a fixed rate minus a rate based upon a reference rate such as LIBOR. The market values of such Notes typically are more volatile than market values of other conventional floating rate debt securities based on the same reference rate (and with otherwise comparable terms). Inverse Floating Rate Notes are more volatile because an increase in the reference rate not only decreases the interest rate of the Notes, but may also reflect an increase in prevailing interest rates, which further adversely affects the market value of these Notes.

Risks related to Floating Rate/Fixed Rate Notes

"**Floating Rate/Fixed Rate Notes**" may bear interest at a rate that Northern Rock may elect to convert from a fixed rate to a floating rate, or from a floating rate to a fixed rate. Northern Rock's ability to convert the interest rate will affect the secondary market and the market value of such Notes since Northern Rock may be expected to convert the rate when it is likely to produce a lower overall cost of borrowing. If Northern Rock converts from a fixed rate to a floating rate, the spread on the Fixed/Floating Rate Notes may be less favorable than the then-prevailing spreads on comparable Floating Rate Notes tied to the same reference rate. In addition, the new floating rate at any time may be lower than the rates on other Notes. If Northern Rock converts from a floating rate to a fixed rate, the fixed rate may be lower than then prevailing rates on its Notes.

Risks related to Notes issued at a substantial discount or premium

The market values of securities issued at a substantial discount or premium to their nominal amount tend to fluctuate more in relation to general changes in interest rates than do prices for conventional interest-bearing securities. Generally, the longer the remaining term of the securities, the greater the price volatility as compared to conventional interest-bearing securities with comparable maturities.

Northern Rock's obligations under Subordinated Notes are subordinated

Northern Rock's obligations under the Dated Subordinated Notes will be direct, unconditional, unsecured and subordinated. In the event of a winding-up of Northern Rock, or an administration of Northern Rock where the administrator has served notice that he or she proposes to make a distribution to creditors, the relevant Noteholders' claims shall be subordinated to the claims of depositors and other unsubordinated creditors of Northern Rock in respect of their respective Senior Claims (as defined in "Description of the Notes — Status and Subordination of Subordinated Notes" in this Offering Circular). Payments of principal and interest in respect of the Dated Subordinated Notes are, in the event of a winding up of, or such an administration of Northern Rock as referred to above, conditional upon Northern Rock being solvent at the time of payment by Northern Rock.

Northern Rock's obligations under Perpetual Subordinated Notes will be direct, unconditional, unsecured and subordinated to the claims of Senior Creditors (as defined in "Description of the Notes — Status and Subordination of Subordinated Notes" in this Offering Circular). Payments of principal and interest in respect of Perpetual Subordinated Notes are conditional upon Northern Rock being solvent at the time of payment by Northern Rock. If at any time an order is made or an effective resolution is passed for the winding up in England of Northern Rock (except in the circumstances described in "Description of the Notes — Status and Subordination of Subordinated Notes" in this Offering Circular), or an administration of Northern Rock where the administrator has served notice that he or she prepares to make a distribution to creditors, the Noteholders shall receive, in respect of each Note, such amount (if any) as would have been payable to the Noteholder if, on the day prior to the commencement of the winding up or such administration, such Noteholder were the holder of a class of preference share in the capital of Northern Rock having a preferential right to a return of assets in the winding up or such administration over the holders of all issued shares for the time being in the capital of Northern Rock, as more fully described in "Description of the Notes — Status and Subordination of Subordinated Notes" in this Offering Circular.

Although Subordinated Notes may pay a higher rate of interest than comparable Notes which are not subordinated, there is a real risk that an investor in Subordinated Notes will lose all or some of his investment should Northern Rock become insolvent.

In relation to Perpetual Subordinated Notes, Northern Rock may elect to defer payment of interest until the first to occur of (i) the date upon which a dividend is next paid on any class of its share capital, (ii) the date fixed for any redemption and (iii) the commencement of winding up proceedings of Northern Rock as more fully described in "Description of the Notes — Status and Subordination of Subordinated Notes" in this Offering Circular.

Northern Rock will pay all deferred interest on all Perpetual Subordinated Notes as soon as it may no longer defer interest under the terms described above. Northern Rock will make this payment in respect of all such Notes on the next scheduled Interest Payment Date that occurs in respect of any issue of such Notes, unless it elects to make the payment earlier.

In no event will holders of Perpetual Subordinated Notes be able to accelerate the maturity of their Notes; such holders will have claims only for amounts then due and payable on their Notes. After Northern Rock has fully paid all deferred interest on any issue of Perpetual Subordinated Notes and if that issue of Perpetual Subordinated Notes remains outstanding, future interest payments on that issue of Perpetual Subordinated Notes will be subject to further deferral as described above.

Any deferral of interest payments will likely have an adverse effect on the market price of the Perpetual Subordinated Notes. In addition, as a result of the interest deferral provision of the Perpetual Subordinated Notes, the market price of such Notes may be more volatile than the market prices of other debt securities on which original issue discount or interest accrues that are not subject to such deferrals and may be more sensitive generally to adverse changes in Northern Rock's financial condition.

USE OF PROCEEDS

The net proceeds of each issue of Notes will be used by Northern Rock for the purpose of funding its business. See "Description of Northern Rock and its Business" in this Offering Circular for a detailed description of the business of Northern Rock to be funded.

DESCRIPTION OF NORTHERN ROCK AND ITS BUSINESS

Northern Rock plc

Northern Rock is a public limited liability company incorporated and registered in England and Wales under the Companies Act 1985. Northern Rock is a specialized mortgage lender whose core business is the provision of residential mortgages in the United Kingdom funded in the retail, wholesale, covered bond and securitization markets. Northern Rock, together with its subsidiaries and associated companies, also engages in personal unsecured lending, secured commercial lending and distribution of third party insurance products. At December 31, 2006, the Group (as defined below) had total assets of £101.1 billion.

Northern Rock's ordinary shares have been admitted to trading on the London Stock Exchange's market for listed securities and were admitted to the Official List of the U.K. Listing Authority from October 1, 1997. The registered and principal executive office of Northern Rock is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL, United Kingdom, its telephone number is +44-845-600-8401, and its internet address is www.northernrock.co.uk. Northern Rock's website is not incorporated by reference into, and does not form a part of, this Offering Circular.

Organizational Structure

Northern Rock currently has the following two principal subsidiaries, each of which is wholly owned by Northern Rock: Northern Rock Mortgage Indemnity Company Limited ("**NORMIC**"), a Guernsey limited liability company providing mortgage indemnity insurance to Northern Rock, and Northern Rock (Guernsey) Limited, a Guernsey limited liability company engaging in retail deposit taking. In connection with its securitization program, the Group has established a number of special purpose entities for the purpose of issuing securitized loan notes. As at December 31, 2006, 22 material special purpose entities had been established for the purpose of issuing securitized loan notes. In addition, Whinstone Limited has been established for the purpose of the issue of credit linked loan notes following the transfer of around 80% of the reserve risk fund element of pre-2005 securitization transactions. In June 2006, a second transaction was completed relating to 2005 and the first 2006 securitization. See "— Other Activities" below.

History and Development of the Company

Northern Rock was originally formed as a building society (a mutual form of organization existing under English law which engages primarily in residential mortgage lending and deposit taking) in 1965. Northern Rock Building Society was formed on July 1, 1965, as a result of the merger of Northern Counties Permanent Building Society (established in 1850) and Rock Permanent Building Society (established in 1865). After such time, Northern Rock Building Society merged with a number of small, local building societies and, prior to its conversion to a public limited company in October 1997, was an amalgamation of 53 societies.

The most significant development in the recent history of Northern Rock was its conversion, effective October 1, 1997, from a mutual form U.K. building society to a U.K. authorized bank, listed on the London Stock Exchange and authorized, at the time of its conversion, under the Banking Act 1987 and currently, under the U.K. Financial Services and Markets Act 2000 (the "**FSMA**") (which replaced the Banking Act 1987 and other financial services legislation). Prior to the conversion, Northern Rock's activities as a building society were limited by statute primarily to its core business purposes of making residential mortgage loans and accepting retail deposits, with particular restrictions as to the level of wholesale funding it could utilize. Upon conversion to a U.K. bank, and following certain regulatory developments in the U.K. described below under "Supervision and Regulation", the scope of banking services which Northern Rock may now engage in has been greatly expanded, although Northern Rock intends to remain focused on its core business as described below.

The conversion also resulted in the establishment of The Northern Rock Foundation, a charitable body which is entitled to receive approximately 5% of the annual consolidated profit before taxation of Northern Rock and holds certain Foundation Shares. See "— The Northern Rock Foundation" below.

On August 1, 2002, Northern Rock acquired Legal & General Bank Limited and Legal & General Mortgage Services Limited, which comprised the retail banking operations of Legal & General plc. On completion, Northern Rock acquired total assets of £1.9 billion, of which £1.5 billion were loans and advances to customers, primarily residential mortgage advances. Northern Rock also obtained £1.2 billion of retail deposit balances. During 2002, the assets, liabilities and operations of these companies were transferred to Northern Rock plc.

Business Overview

Northern Rock is a specialized lender whose core business is the provision of secured residential lending, secured commercial lending and unsecured personal finance in the United Kingdom. Funding is obtained from both on-shore and off-shore personal savings, wholesale markets, from the securitization of loans and from covered bonds. Income is also generated from the sale of third party insurance products.

Residential mortgage and retail savings products are distributed to retail customers through a diversified distribution network with an emphasis on cost efficiency. The network consists of 72 branches and mortgage centers, postal, telephone and internet operations. A large proportion of Northern Rock's residential mortgage business is sourced indirectly through financial intermediaries, including independent financial advisers and the introducer market.

All lending activities are carried out in the United Kingdom, whereas funding, particularly non-retail funding, is sourced globally.

Strategy of the Group

Efficiency is paramount to the Northern Rock business strategy. Cost efficiency enables competitive pricing for both savings and lending products, leading to volume and income growth supporting further improvements in cost ratios. Capital efficiency is achieved by optimizing the use of debt and equity capital as well as by the securitization of loans.

Northern Rock has well-established strategic targets against which its financial performance is monitored. These targets, which were all achieved on an underlying basis in 2006, are set out in the following table:

		2006 Performance		2005 Performance	
	Strategic Targets	Reported	Underlying	Reported	Underlying
Growth in total assets	20% +/- 5%	22.1%	23.9%	27.5%	24.9%
Growth in profits attributable to all shareholders	20% +/- 5%	31.2%	19.1%	(2.8%)	13.6%
Return on equity	20% – 25%	23.5%	21.9%	19.3%	20.8%

Following the introduction of IFRS, the balance sheet and income statement are subject to a certain amount of volatility. This particularly arises from accounting for hedges which although economically effective are deemed under IFRS rules not to be effective for accounting purposes. In addition, volatility arises from fair value movements on derivatives taken out to minimize risk in respect of certain financial liabilities and instruments included in non shareholders' equity which themselves are not subject to fair value treatment. Where appropriate, such volatility is separately identified in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Offering Circular to enable underlying performance to be separately identified. Underlying total assets also exclude the fair value of derivative instruments due to volatility in such values.

Distribution Network

Northern Rock distributes products through multiple channels, with all channels focused on sales activity and the administration of mortgages and savings products delivered though efficient centralized units. The distribution network is targeted to achieve volume growth, principally in residential mortgage lending and insurance sales, and to support the Group's retail funding objectives.

Developments in the network have focused on delivering the needs of both intermediaries and direct customers in a cost-efficient manner.

Key features of the distribution network for the Group's products are set out below:

Intermediaries

Distribution through intermediaries accounted for approximately 89% of new mortgage lending in 2006 as compared with 90% in 2005. Northern Rock has developed excellent relationships with both large firms of introducers and "groups" of smaller intermediaries, giving wide access to national mortgage distribution. Depending on the arrangements in place between Northern Rock and a particular intermediary, the intermediary is compensated for introducing mortgage business in line with general market practice. Management expects that strong relationships with intermediaries will continue to be an important element of Northern Rock's distribution strategy.

Northern Rock online

90% of intermediary business is routed via the Northern Rock Online system. The system allows intermediaries to input their clients' details and obtain instant online decisions before proceeding through to full application. Intermediaries are then updated on the progress of each of their cases via automatic e-mail updates.

Branches

Traditionally, branches were a major source of mortgage lending and retail funding for retail banks. In recent years, Northern Rock achieved volume growth and geographical spread in its core markets through alternative and more cost-efficient distribution means which resulted in a reduction in its branch network, which was located mainly in the North of England. However, there are opportunities to increase sales through branches and Northern Rock intends to open a small number of new outlets in selected geographic locations to take advantage of this potential.

Northern Rock has 72 branches which offer core residential mortgage and retail savings products (excluding postal and telemarketing products), personal lending and third party insurance.

Telemarketing

Telemarketing plays an increasingly important role in generating retail funding and new residential mortgage lending. Northern Rock Direct is a telephone-based direct marketing and selling operation. It sells mortgages and associated third party insurance products through telephone contact with customers initiated by advertising and inclusion of products in "best buy" tables featured in most national and regional newspapers. Northern Rock also operates a standalone mortgage retention unit which is key in retaining existing customers.

Postal retail funding

Postal accounts play an important role in generating new retail funding. Postal funding incorporates ISA products — for those that look for tax efficient savings, Fixed Rate Bonds — for those looking to obtain a longer term guaranteed rate, and Northern Rock's Silver Savings range — for savers over the age of 50.

Offshore retail funding

Since 1996, Northern Rock has enhanced its retail funding franchise by extending distribution geographically into new markets where there are opportunities to grow new business. Northern Rock now operates a branch in Ireland, with an office in Dublin and a subsidiary company, Northern Rock (Guernsey), which is located in the Channel Islands. More recently, Northern Rock extended its retail funding distribution into Continental Europe, opening Northern Rock Savings Bank in Denmark on February 7, 2007.

Regional commercial lending centers

Northern Rock operates a specialist team of development managers and support staff for its commercial lending business and these are based from seven regional commercial lending centers. This team interacts directly with both customers and specialist intermediaries.

Funding

Competition in the retail deposit market, together with the increased level of funding required by Northern Rock to meet its strong asset growth, has meant that pricing for new retail funding in recent years has been less attractive to Northern Rock. See "— Competition" below. As a consequence, greater emphasis has been placed on raising wholesale funds internationally and through the use of securitization programs.

Northern Rock intends to maintain its retail franchise and will continue to seek new sources of retail funding both in the U.K. and Europe.

Northern Rock has significantly expanded the use of wholesale funding sources in recent years. Wholesale funding sources include funding raised in the capital and money markets through commercial paper and medium-term note programs and the issue of instruments, such as time deposits and certificates of deposits, to banks, other financial institutions and corporate customers.

In addition to retail and wholesale funding sources, securitization of residential mortgage assets, as a third source of funding, was developed during 1999. As at December 31, 2006, Northern Rock had raised £60.3 billion via its residential mortgage backed securitization issues, with £17.8 billion completed during 2006. In addition, Northern Rock has also issued two commercial mortgage backed securities transactions totaling £1.1 billion, of which £0.5 billion was outstanding as at December 31, 2006. Further mortgage securitization issues are planned for 2007 and beyond, with an issue of £6.1 billion residential mortgage backed notes completed in January 2007. See "— Treasury and Wholesale Funding" below for more information regarding Northern Rock's use of securitization as a funding source. In 2006, Northern Rock increased the size of its covered bond program established in 2004 to €20 billion and raised €4 billion (£2.7 billion) from two benchmark issues. The first quarter of 2007 saw further issuance, including a €1.75 billion public issue and a £250 million private placement. Covered bonds continue to provide further diversification of Northern Rock's investor base while at the same time lengthening the maturity profile of its funding. Northern Rock has issued covered bonds in a range of maturities from 5 to 15 years with a current weighted average maturity of 7.1 years. The covered bonds are secured by a pool of ring-fenced residential mortgages. The majority of the credit risks associated with these loans have subsequently been transferred into the capital markets by means of synthetic securitization transactions providing further capital benefits.

Competition in both the retail savings and lending markets is likely to remain strong, which can be expected to place continuing pressure on interest margins for the industry as a whole. Northern Rock has addressed this challenge by continuing to grow its income earning assets through competitive pricing, utilizing its low cost base. It has also offset overall margin decline by controlled growth of personal unsecured lending and secured commercial lending, both of which earn premium rates of interest, the introduction of innovative, higher margin products and the use of differential product pricing based upon loan-to-value ratios.

Acquisitions

The Board will only consider acquisitions where they are consistent with the Group's business objectives and provide returns which enhance shareholder value.

Lending

During 2006, Northern Rock achieved record levels of total lending. Total gross lending was £32,989 million (as compared to £26,879 million in 2005), an increase of 22.7%, with total net lending of £16,621 million (as compared to £14,555 million in 2005), an increase of 14.2%. Prospects for 2007 are good, with a total opening pipeline of £6,230 million (£5,300 million at January 1, 2006) including a residential lending pipeline of £5,815 million (as compared to £4,779 million at January 1, 2006), an increase of 21.7%.

An analysis of new lending by portfolio is set out in the following table:

	Residential	Commercial	Unsecured	Total
		(£ millions)		
2006				
Gross	28,972	423	3,594	32,989
Net	15,090	40	1,491	16,621
Closing balances	77,292	1,560	7,277	86,129
2005				
Gross	23,618	408	2,853	26,879
Net	13,350	5	1,200	14,555
Closing balances	62,257	1,523	5,789	69,569
2004				
Gross	20,051	499	2,792	23,342
Net	11,383	182	1,367	12,932
Closing balances	49,049	1,516	4,581	55,146

Note: Gross and net lending represents net cash flows excluding fair value adjustments. Closing balances are stated including fair value adjustments.

The composition of Northern Rock's lending portfolios has continued to be low risk. At December 31, 2006, 89.7% of its loans to customers were residential secured loans (as compared to 89.5% at December 31, 2005), 1.8% commercial secured loans (as compared to 2.2% at December 31, 2005) and 8.5% within its personal unsecured portfolios (as compared to 8% at December 31, 2005). This mix is not expected to change significantly going forward.

Residential lending

The U.K. residential lending market remained buoyant throughout 2006 resulting in gross lending for the year of £345 billion, an increase of 20% over the £288 billion seen in 2005. Gross lending associated with house moving represented around 60% of lending with 40% driven by remortgage activity. Remortgage activity reflects increased market liquidity following the removal of overhanging early repayment charges. U.K. residential net lending in 2006 at £111 billion represented an increase of 22% (as compared to £91 billion in 2005), supported by higher levels of house moving and average house price inflation of around 10%.

The Buy to Let market continues to be strong, representing approximately 10% of U.K. gross residential lending. This market is expected to continue to be supported by demand, particularly from pre-first time buyers, for student accommodation and from migrant workers.

Management expect gross lending in 2007 to be somewhat higher than 2006, with house price inflation broadly in line with increases in earnings. Lending volumes are expected to continue to be supported by favorable economic conditions, healthy volumes of housing transactions, Buy to Let and continued remortgage business. These conditions should provide a substantial and robust gross lending market for Northern Rock to be able to achieve its lending targets.

Structural changes in the residential mortgage market, including the reduction in use of overhanging early repayment charges, certain lenders operating a two tier pricing structure for existing borrowers, competition from alternative, non-traditional sources and low market interest rates, have caused the U.K. residential mortgage market to become heavily commoditized, with competition for business to a large extent driven by price. Management believes that, in this market, borrowers are prepared to transfer their loans to other lenders (re-mortgage) in order to obtain discounted interest rates, fixed interest rates, cashback offers or a combination of these. Therefore, it is expected that, as the market has become increasingly liquid, there are opportunities for profitable growth for those cost efficient lenders, such as Northern Rock, that are able to offer attractive pricing. Accordingly, Northern Rock has introduced and markets a wide range and variety of competitively priced products designed to maintain and increase market share. Northern Rock also rewards loyalty by offering a concessionary discount against its standard variable rate for customers of seven years or more. Northern Rock's market share of redemptions in 2006 was only 5.9%, compared with its share of

outstanding balances of 7.1% at the end of 2006, emphasizing Northern Rock's focus on retention of existing customers.

Discounted mortgage products are a common feature in the U.K. market. At the end of the discount period, the loan becomes a standard variable rate loan, the rate being set by Northern Rock by reference to market conditions and U.K. base interest rates as set by the Monetary Policy Committee of the Bank of England.

The U.K. mortgage market has traditionally demanded variable rate products. However, in recent years the demand for short term fixed rate products has fluctuated in response to market expectations of changes in the level of interest rates.

Northern Rock offers a wide range of fixed rate, capped rate and variable rate mortgages. Fixed rate products generally offer a predetermined interest rate for typically two or five years, after which they bear interest at standard variable rates. Capped rates offer a fixed ceiling above which the interest rate cannot rise for a predetermined period. Discounted variable rate mortgages offer a two or three year discount against standard variable rates and may therefore rise or fall as general interest rates change. A cashback mortgage involves a payment of interest at the standard variable rate but the customer receives an upfront cash incentive to take out a loan. In order to mitigate the risk of early repayment associated with discounted mortgage products and other mortgage incentives, Northern Rock, in line with market practice, imposes early repayment charges on most products during an incentive period to protect the profitability of each loan.

Northern Rock also offers a combined secured residential mortgage and unsecured loan with one monthly repayment marketed under the name "**Together**". This product is offered as a variable rate or fixed rate product. The "Together" product allows flexible payments, permitting under or over-payment, payment holidays or re-drawing of over-payments. Such a combination of loan types (also referred to as "**credit bundling**") enables Northern Rock to monitor a customer's overall credit position, enhance margins and promote customer retention. During 2006, the secured element of "Together" lending amounted to £8.3 billion, while the unsecured element of "Together" lending amounted to £1.3 billion. The "Together" secured loans account for approximately 23% of outstanding secured residential balances which management expects to continue in the medium term.

Northern Rock also offers a mortgage product named "**Lifetime**" aimed at older customers whose residences are not mortgaged. Customers obtaining a Lifetime loan are able to utilize the equity in their homes to obtain a lump sum advance or a monthly income stream which is secured by a first mortgage on their property. Unlike traditional mortgage lending, Lifetime loans have no set repayment date and no monthly loan repayments. Instead, the loan plus accrued interest is repaid from the sale of the property following death, a move into long term care or sheltered accommodation or moving house. Underwriting criteria and the management of risks associated with Lifetime lending also differ from traditional mortgages in that the amount of loan available to a customer is determined by reference to their age and the value of their property. Lifetime loans accounted for 0.9% of gross new residential lending in 2006.

Northern Rock also offers a Buy to Let product which is focused on lending to private investors secured on good quality residential properties with low loan-to-value ratios (or "**LTVs**"). Such lending accounted for 5.7% of Northern Rock's December 31, 2006 year-end mortgage portfolio compared to 4.9% as at December 31, 2005. Gross mortgage lending amounted to 7.3% of total gross lending in 2006 compared to 7.1% in 2005.

An analysis of Northern Rock's gross residential mortgage lending by product type over the last three years is shown in the following table.

Analysis of Gross Mortgage Lending by Product Type

	2006	2005	2004
	(%)	(%)	(%)
Fixed rate (up to 2 years)	33	25	46
Fixed rate (over 2 years)	23	29	8
Cashback	—	1	1
Discount	5	8	16
"Together"	31	29	21
Lifetime	1	1	2
Buy to Let	7	7	6

A normal condition of upfront incentives is that incentive repayment charges are payable by the borrower in the event of repayment within a specified time. The purpose of such charges is to mitigate the risk of early repayment to ensure that Northern Rock achieves the required profitability from each mortgage. Since 2002, and in line with market practice, Northern Rock has increasingly offered products with shorter early repayment charge periods but with consequently lower levels of incentives, as well as tapering early repayment charges which reduce over the early repayment charge period. A "Base Rate Pledge" is also maintained whereby Northern Rock guarantees that the variable rate paid during the early repayment charge period will be the lower of Northern Rock's standard variable rate or the Bank of England's base rate plus an agreed percentage.

Northern Rock has increased its mortgage lending principally due to attractive pricing combined with effective distribution and processing. This growth has been achieved while maintaining arrears levels at December 31, 2006, which were significantly below the U.K. industry average as shown in the following table:

Arrears[1]	Northern Rock	U.K. Industry Average[(2)]
	% of total mortgages	
3-6 months	0.33	0.50
6-12 months	0.09	0.27
Over 12 months	—	0.12
Total	0.42	0.89

Notes:

(1) For additional information regarding historical arrears levels, see "Selected Statistical Information — Analysis of Residential Mortgage Loans in Arrears" below.

(2) Source: Council of Mortgage Lender's figures for the year ended December 31, 2006.

Northern Rock has adopted a low-risk policy to mortgage lending and utilizes a sophisticated credit scorecard to assist in minimizing credit risk. Credit assessment takes into account, among other things, income multiples, loan to value criteria, credit history and the amount of the loan. As noted above, Northern Rock's policy is for all residential mortgage loans to be first charges on the mortgaged property, and management closely monitors exposure limits based upon loan-to-value ratios, loan size, and geographic distribution within its residential mortgage loan portfolio. For additional information regarding how the Group manages credit risk in connection with new lending, see "Financial Risk Management — Credit Risk" in this Offering Circular. The Group's lending practices are consistent with other similar financial institutions operating in the United Kingdom. Such practices differ in certain respects from lending practices of similar institutions operating in the United States. See "Selected Statistical Information — Problem and Non-performing Loans and Advances — Differences in Lending and Accounting Practices" in this Offering Circular for additional information.

The proportion of Northern Rock's lending to first-time buyers was 24% in 2006, compared with 24% in 2005 and 21% in 2004. Northern Rock also manages risk through monitoring LTVs. LTVs represent the percentage that a particular mortgage loan relates to the estimated value of the residential property securing such loan. In 2006, the average LTV of Northern Rock's new residential lending was 78% (compared to 78% in 2005 and 76% in 2004). In 2006, lending in excess of 90% LTV was 22% (compared with 30% in 2005 and 23% in 2004). Northern Rock has almost no loans with an LTV ratio in excess of 95%. The trend of higher volumes of high LTV lending in 2006 and 2005, together with a reduction in house price inflation in recent years, have resulted in the average indexed LTV of Northern Rock's residential mortgage lending portfolio increasing to 60% as at December 31, 2006, from 58% as at December 31, 2004. Northern Rock also avoids large loans with only 5.1% of new lending above £500,000 in 2006.

In addition to new mortgage loans, Northern Rock offers further secured advances on existing mortgaged property to customers consistent with the lending criteria discussed above.

Commercial secured lending

Northern Rock engages in a limited amount of commercial secured lending. In light of Basle II capital requirements, Northern Rock is exploring options with regard to the sale of its commercial secured loan book. Northern Rock has a commercial loan portfolio which comprises two types of loans: loans secured on residential property and loans secured on non-residential property. Northern Rock also has securitized certain commercial loans that are secured on non-residential properties in connection with its securitization program. The amount outstanding in respect of these types of loans at December 31, 2006, was as follows:

Commercial Secured Loans	**£ millions**	**% of adjusted total assets**
Advances secured on residential property[1]	1,014	1.0
Advances secured on non-residential property	1,025	1.0
Advances secured on non-residential property, subject to securitization	535	0.5
Total commercial secured loans	2,574	2.5

Note:

(1) For statutory reporting purposes, these advances are included within advances secured on residential property.

Commercial loans secured on residential property mainly consist of loans to individuals or corporates and residential investment property portfolios. In addition, there is a small historical element of social lending to organizations such as housing associations, also secured on residential property. Commercial loans secured on residential property attract the same regulatory risk weighting as advances to owner-occupiers secured on residential property if lending to an individual, or an increased regulatory risk weighting if lending to a corporate body.

Loans secured on non-residential property consist of more traditional types of commercial secured lending. Such loans represent loans to individuals or corporations to support investment in properties mainly for retail, office or industrial use. Loans secured on non-residential property have traditionally carried higher risk of default and accordingly carry a higher regulatory risk weighting than loans secured on residential property. As noted above, certain loans secured on non-residential property were securitized by Northern Rock during 2002. As at December 31, 2006, the balance of such loans amounted to £535 million.

Northern Rock closely monitors and controls the risks involved in commercial lending, specializing in lending to the investment property sector. The maximum LTV ratio for a commercial loan will depend on the quality of the borrower, tenants and assets. Close attention is also given to the borrower's ability to service the loan as well as the terms of underlying leases of tenants. In addition to individual loan underwriting criteria and management, Northern Rock has closely

monitored portfolio exposure limits to control exposure to individual sectors, LTV, loan size and interest only periods.

Northern Rock's commercial loan portfolio continues to perform well with only seven loans (representing 0.31% of the total number of commercial loans) three months or more in arrears on December 31, 2006, as compared to ten loans (representing 0.42% of the total number of commercial loans) three months or more in arrears at December 31, 2005.

Personal unsecured lending

The Group also engages in personal unsecured lending. For the year ended December 31, 2006, gross lending attributable to personal unsecured loans was £3,594 million (of which £1,262 million related to "Together" unsecured loans, and £2,332 million to stand-alone personal unsecured loans), as compared to £2,853 million for 2005. Year-end balances of personal unsecured lending totaled £7,277 million at December 31, 2006 compared with £5,789 million at December 31, 2005. Personal unsecured lending is considered to be an area of potential profitable growth for Northern Rock, particularly for such lending made as part of the "Together" product which is considered to be a lower risk unsecured loan product as supported by its arrears performance.

The Group outsources the processing and administration of part of its standalone personal unsecured loan portfolio to Ventura, a U.K. company and part of the Next Group plc, which receives an administration fee. Northern Rock underwrites, prices and funds the loans, earning premium rates of interest compared to residential mortgage lending. Additional fee income is generated from the relationship with the customer through the sale of payment protection insurance. The "Together" unsecured loans are administered in-house.

Personal unsecured lending carries more risk than residential mortgage lending and accordingly carries a 100% risk weighting for purposes of determining the Group's regulatory capital requirements. Default risk on personal unsecured lending is greater because such lending is unsecured. In order to mitigate such risks, Northern Rock uses a sophisticated credit scorecard designed to evaluate the borrower's ability to repay the loan. In addition, Northern Rock imposes a maximum limit on the size of personal unsecured loans and encourages customers to take out payment protection insurance. See "Financial Risk Management — Credit Risk" in this Offering Circular for additional information regarding how the Group addresses credit risk in connection with new lending. At the end of 2006, only 1.09% of unsecured personal loans were three months or more in arrears, and only 0.85% of "Together" unsecured accounts were three months or more in arrears as compared with 0.98% and 0.78%, respectively, at the end of 2005.

Insurance

In conjunction with its core business of providing residential mortgage loans, the Group is also involved in general insurance distribution, life assurance distribution and the provision of mortgage indemnity insurance.

General insurance distribution

Northern Rock distributes a limited range of household building and contents and payment protection insurance products, primarily to its residential mortgage customers, through third party providers. Under arrangements with third party providers, Northern Rock receives a commission on policies sold, but does not take any underwriting risk from policies. Building and contents policies are provided through an exclusive arrangement with Axa Insurance, a member of the Axa Group of companies. The Group also distributes payment protection products for mortgage and unsecured lending customers underwritten by Legal and General Insurance Limited and Pinnacle Insurance plc respectively, for which the Group receives commissions.

Commissions from general insurance sales provide an important source of non-interest income for the Group. The Group's strategy in general insurance is to continue to act solely as a distributor of a range of flexible insurance products, maintaining its existing insurance customer book through an active retention strategy and improving its sales to new borrowers and other customers. Management believes that strong competition in the market, particularly from direct insurance providers, will continue. In confronting this competition, Northern Rock's relationships with its third party providers

should enable it to retain product and pricing flexibility and participate in profits without underwriting risk.

Life assurance distribution

The Group has a close relationship with Legal & General, a leading U.K. life assurance provider. Northern Rock's residential mortgage customers are routinely referred to Legal & General for advice on life assurance products, including endowment products. Northern Rock receives a commission for introducing these customers to Legal & General. Northern Rock plans to continue to act as an introducer for Legal & General.

Other Activities

Personal banking

Northern Rock provides a limited range of money transmission facilities, including check guarantee and debit cards, to its current account customers. At December 31, 2006, the Group had approximately 145,000 current accounts with balances of £233 million. Northern Rock's customers also have access to approximately 19,000 automated teller machines ("ATMs") through the LINK network in the United Kingdom which allows Northern Rock customers to engage in limited money transmission transactions at certain financial institutions other than Northern Rock.

Mortgage indemnity guarantee insurance

NORMIC is the Group's captive insurance company based in Guernsey. Up to December 31, 2002 NORMIC provided mortgage indemnity guarantee insurance to Northern Rock in the event of losses being incurred following repossession of a property from a defaulting borrower. As from January 1, 2003 Northern Rock ceased purchasing mortgage indemnity guarantee insurance from NORMIC. Existing cover remains in force, although coverage for mortgage loans is cancelled in the event that a further advance is granted with respect to those mortgage loans.

Retail Funding

At December 31, 2006, Northern Rock had retail funding deposits of £22.6 billion, representing a market share of approximately 1.8% of U.K. retail savings balances, based upon Bank of England statistics. Net new retail funding in 2006 amounted to £2,527 million, including interest credited of £577 million. Retail funding represented 24% of total funding, including securitized bonds, of the Group at December 31, 2006. Northern Rock intends that loans and advances not subject to securitization will be funded in the medium term at least 50% by retail funding.

Northern Rock provides a wide range of retail savings products, including demand deposit accounts, notice accounts and short term fixed rate bonds. In addition, Northern Rock provides tax efficient accounts (ISAs) and tracker accounts on which interest rates are automatically linked to U.K. bank base rates, as set by the Monetary Policy Committee of the Bank of England from time to time. Funding during the year was largely into Northern Rock's Silver Savings account for the over 50s, launched in September 2004 and supplemented in 2005 by the introduction of a 30 day notice account. For a discussion of how Northern Rock manages exposure to interest rate movements when there is a mismatch between interest rate sensitive assets (such as loans) and liabilities (such as retail deposits), see "Financial Risk Management — Market Risk — Interest Rate Risk" and "— Interest Rate Sensitivity Cap" below.

Management believes that the primary determinant for attracting retail savings is the interest rate offered to savers. Accordingly, Northern Rock pursues a strategy of launching competitive products, utilizing its cost advantage. It gathers retail funds from a number of sources, namely its branch network, postal accounts, offshore accounts (administered in Guernsey and Ireland), telephone accounts gathered by its Save Direct division and internet-based deposit accounts. In February 2007, Northern Rock extended its retail funding distribution into Continental Europe, opening Northern Rock Savings Bank in Denmark.

The table below provides information regarding the various types of accounts through which the Group obtained retail funds as at December 31, 2006, 2005, and 2004:

	At December 31,		
	2006	2005	2004
		(£ millions)	
Branch accounts	5,572.8	5,114.7	3,084.4
Postal accounts	10,201.2	8,714.3	7,554.5
Offshore accounts	3,613.7	2,965.4	2,499.4
Telephone accounts	527.5	698.6	896.3
Internet accounts	2,224.9	2,047.9	2,503.4
Legal & General branded accounts	490.9	563.5	752.2
Total retail balances	22,631.0	20,104.4	17,290.2

In response to consumer concerns over industry practices relating to the introduction of new savings products, Northern Rock operates a "Savings' Pledge". The Savings' Pledge is designed to ensure that Northern Rock's retail savings customers receive notifications and other important information significantly in excess of the industry standards and those required to comply with the U.K. Banking Code. The Savings' Pledge assures that Northern Rock's retail savings' customers are notified in writing every time Northern Rock makes a change to the interest rate on their accounts, launches a new savings product which is available to the majority of them, or changes the terms and conditions on their accounts. Any decreases in rates of interest paid will be introduced only after a period equivalent to any notice period on the account affected. Management believes that the Savings' Pledge gives Northern Rock a competitive advantage in the U.K. retail savings market.

The U.K. retail savings market has been subject to strong competition. During the late 1990s and 2000, new entrants such as insurance companies and certain retailers increased competition and since then competition has been maintained by the introduction of stand alone internet banks or brands. The effect of such competition has been an increase in the relative cost of retail funds and especially for new retail funds. Consequently, Northern Rock has funded its asset growth primarily through the wholesale markets, securitization and covered bonds while maintaining its market share of retail funds. Management expects this funding strategy to continue throughout 2007.

Treasury and Wholesale Funding

The Treasury department provides treasury services to the Group. It has three main objectives: (i) to manage the Group's liquidity and investments, (ii) to raise funds through the wholesale, covered bond and securitization markets and (iii) to manage interest rate and currency risks. Total investment income from the Group's liquidity and investment activities amounted to £524.3 million for the year ended December 31, 2006, £472.9 million for the year ended December 31, 2005 and £410.3 million for 2004. Income from these activities accounted for 10.2% of total income for the year ended December 31, 2006, 11.3% of total income for 2005 and 12.7% of total income for 2004.

Northern Rock raises wholesale funds from a variety of sources, including time deposits, certificates of deposit, commercial paper and medium-term notes. Funding from wholesale, covered bond and securitization markets, excluding subordinated liabilities, amounted to £70.7 billion at December 31, 2006, representing 75.7% of total funding.

Treasury aims to achieve a diversified source of wholesale funding both geographically and by categories of investors, as well as a range of maturities to prevent dependence on any particular funding sector. With regard to the geographical distribution of wholesale funding sources, a variety of programs are currently in place to raise both short-term and long-term funding globally, although principally in the U.S. and Euro capital markets. With regard to categories of investors, such programs currently can access both institutional and retail investors in the Euro, French and Canadian Euro medium-term note market, as well as institutional investors in the commercial paper and medium-term note markets in the United States. Key developments during 2006 included the establishment of an Australian debt program, raising Australian dollars 1.2 billion from the inaugural

issue. This transaction was the largest debut deal in that market for a single A rated financial institution targeted at both domestic Australian investors and the Far East.

Since 1999, Northern Rock has been a major issuer of securitized bonds. Securitization involves the sale of residential mortgage loans by Northern Rock at par to special purpose securitization companies, which fund their purchase through the issuance of mortgage backed securities. Northern Rock also makes interest bearing subordinated loans to the special purpose companies, the repayments of which are subordinated to the claims of the holders of the mortgage-backed securities. Other than the subordinated loan and the provision of mortgage indemnity guarantee insurance via a subsidiary company, with respect to certain of the securitized mortgage loans originated before January 1, 2003 (see "— Other Activities — Mortgage Indemnity Guarantee Insurance"), Northern Rock does not guarantee any of the liabilities of the special purpose companies.

In November 2005, Northern Rock completed its first Whinstone transaction transferring around 80% of the reserve fund risk relating to pre-2005 Granite residential mortgage securitizations to third party investors, therefore reducing the potential exposure to downturn credit risk. On June 20, 2006, a second Whinstone transaction was completed. These transactions reduce the level of core capital required under credit rating assessments of required capital as well as the regulatory capital deduction in respect of the reserve funds, thereby enhancing capital efficiency and more closely aligning regulatory and credit rating capital; an important step in advance of Basle II. By retaining a small portion of the first loss, Northern Rock continues to align the interests of securitization investors and the Company and demonstrates its confidence in the credit performance of the mortgage portfolios.

The following table sets out details of Northern Rock's securitization issues:

Securitization Company	Date	Gross assets securitized (£ millions)
Residential:		
Granite Mortgages 99-1 plc	October 1, 1999	600
Granite Mortgages 00-1 plc	March 1, 2000	750
Granite Mortgages 00-2 plc	September 25, 2000	1,300
Granite Mortgages 01-1 plc	March 26, 2001	1,500
Granite Mortgages 01-2 plc	September 28, 2001	1,500
Granite Mortgages 02-1 plc	March 20, 2002	2,420
Granite Mortgages 02-2 plc	September 23, 2002	2,748
Granite Mortgages 03-1 plc	January 21, 2003	3,010
Granite Mortgages 03-2 plc	May 21, 2003	2,495
Granite Mortgages 03-3 plc	September 24, 2003	2,225
Granite Mortgages 04-1 plc	January 28, 2004	3,472
Granite Mortgages 04-2 plc	May 26, 2004	3,650
Granite Mortgages 04-3 plc	September 22, 2004	4,000
Granite Master Issuer plc	Various	30,628
Commercial:		
Dolerite Funding No. 1 plc	June 24, 2002	500
Dolerite Funding No. 2 plc	July 18, 2005	600
Whinstone Capital Management Limited	November 9, 2005	423

Note:

(1) A further £9,020 million of assets have been securitized via Granite Master Issuer plc since December 31, 2006.

Securitization provides Northern Rock with an alternative source of funding which is also capital efficient. Management intends to continue to use securitization as a funding source during 2007 and beyond. In 2007, further securitizations of £6.1 billion and £4.6 billion of residential mortgages have been completed in January and May, respectively.

The Group invests in a wide range of liquid assets, including fixed deposits, certificates of deposits, commercial paper, gilts, floating rate notes and structured investments to meet regulatory requirements and agreed operational limits. The Group does not currently operate trading portfolios,

although income maximization is targeted and profits are taken when opportunities arise. At December 31, 2006, 97% of treasury counterparty exposures were rated single A or better. There is no exposure to emerging markets or non-investment grade debt.

In 2006, Northern Rock increased the size of its covered bond program established in 2004 to €20 billion and raised €4 billion (£2.7 billion) from two benchmark issues. The first quarter of 2007 saw further issuances, including a €1.75 billion public issue and a £250 million private placement. Covered bonds continue to provide further diversification of the investor base while at the same time lengthening the maturity profile of funding. Northern Rock has issued covered bonds in a range of maturities from 5 to 15 years with a current weighted average maturity of 7.1 years. The covered bonds are secured by a pool of ring-fenced residential mortgages. The majority of the credit risks associated with these loans have subsequently been transferred into the capital markets by means of synthetic securitization transactions providing further capital benefits.

Treasury provides risk management services to the Group and makes use of off-balance sheet instruments such as swaps, futures and options, which reduce the Group's exposure to changes in interest rates and currency rates. See "Financial Risk Management" in this Offering Circular for further details of risk management.

Capital Expenditures and Divestitures

Northern Rock, consistent with its core business of U.K. residential mortgage lending, has not undertaken significant capital expenditures (other than for head office expansion) or divestitures over the prior three year period. A summary of capital expenditures is set out in the following table.

	2006	2005	2004
		(£ millions)	
Land & Buildings	19.3	9.4	28.7
Plant, equipment, fixtures, fittings & vehicles	17.6	17.7	9.6
Computer software	22.4	21.8	22.1
Total	59.3	48.9	60.4

Northern Rock is expanding its main head office building in the North East of England. The total property costs associated with such building amounted to £39.5 million over the three years ended December 31, 2006.

Capital divestitures over the prior three year periods are set out in the following table.

	2006	2005	2004
		(£ millions)	
Land & Buildings	—	4.2	4.2
Plant, equipment, fixtures, fittings & vehicles	0.8	1.0	1.5
Computer software	—	—	—
Total	0.8	5.2	5.7

Northern Rock does not currently have any material capital divestitures in progress.

The Northern Rock Foundation

In connection with the conversion of Northern Rock to a public limited company on October 1, 1997, The Northern Rock Foundation was established as an independent charitable company limited by guarantee in England and Wales. The establishment of The Northern Rock Foundation was intended to express Northern Rock's commitment to its mutual history and to the region from which its business has drawn much of its strength. The Northern Rock Foundation has as its primary objective helping to improve the conditions of people disadvantaged by age, infirmity, poverty or other circumstances. Pursuant to a deed of covenant entered into by Northern Rock, The Northern Rock Foundation is entitled to receive 5% of Northern Rock's annual consolidated profit before tax.

The Northern Rock Foundation has received non-voting and non-dividend paying Foundation Shares which would convert into just under 15% of the ordinary share capital of Northern Rock only in certain circumstances, principally involving a change in control of Northern Rock, in which event the deed of covenant would terminate.

Employees

The average number of persons employed by Northern Rock and its subsidiaries during the last three years is set forth below:

	Full Time Employees			Part Time Employees		
	2006	2005	2004	2006	2005	2004
Northern Rock core businesses......	4,811	4,569	3,916	1,125	1,210	1,064

Legal Proceedings

Northern Rock and its subsidiaries are party to various legal proceedings in the ordinary course of business, the ultimate resolutions of which are not expected to have a material adverse effect on the business, financial position or results of operations of the Group.

Enforcement of Civil Liabilities

Northern Rock is a public limited company incorporated and registered in England and Wales. All of its directors and executive officers are non-residents of the United States. All or a substantial portion of the assets of such non-resident persons and of Northern Rock are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or Northern Rock or to enforce them against them in United States courts' judgments obtained in such courts predicated upon civil liability provisions of the federal securities laws of the United States. Northern Rock has been advised by its U.K. counsel that there is doubt as to the enforceability in the United Kingdom, in original actions or in actions for the enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal securities laws of the United States.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is based on the Consolidated Financial Statements of the Group incorporated by reference herein. This section contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See "Forward-Looking Statements" in this Offering Circular. As a consequence of the introduction of IFRS, the balance sheet and income statement are subject to a certain amount of volatility particularly from the accounting for hedges deemed under IFRS rules not to be effective for accounting purposes, plus volatility arising from fair value movements on derivatives taken out in respect of certain financial liabilities and instruments included in non shareholders' equity which themselves are not subject to fair value treatment. Where appropriate, such volatility is excluded in the discussion below to enable management's view of underlying performance to be separately identified. Adjusted GAAP figures utilized in certain tables in this section and elsewhere in this Offering Circular reflect the non-recurring nature of certain items to aid compatibility between years. Unless as otherwise disclosed, all data presented below in the tables represents reported statutory information.

Critical Accounting Estimates

Critical accounting estimates are defined as those accounting policies that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Management believes that of its critical accounting estimates, the following represent the Group's critical estimates.

Impairment losses on loans and advances

Individual impairment losses on loans and advances are calculated based on an individual valuation of the underlying asset. Collective impairment losses on loans and advances are calculated using a statistical model. The key assumptions used in the model are the probability of any account going into default in the next twelve months, the loss incurred in the event of possession or write off, the roll rates of borrowers moving from lower levels of arrears to serious arrears and possession or write off, and the time period from the date of the event causing the loss to the date of realization of the property or write off. The probability of accounts going into default is based on application and behavioral scorecards, which are regularly recalibrated to take account of current circumstances. These key assumptions are based on observed data from historical patterns from lending over previous years and are updated regularly based on new data as it becomes available. In addition, management considers how appropriate past trends and patterns might be in the current economic situation and makes any adjustments that it believes to be necessary to reflect current conditions. The accuracy of the impairment calculation would therefore be affected by unexpected changes to the economic situation, inaccuracies within the models used compared to actual outcomes and assumptions which differ from actual outcomes. To the extent that the loss given default differs by +/- 10%, the impairment allowance for 2006 would be an estimated £9.4 million higher (as compared to £12.1 million in 2005) or £10.1 million lower (as compared to £12.0 million in 2005), respectively.

Fair value calculations

Fair value is defined as the value at which assets, liabilities or positions could be closed out or sold in a transaction with a willing and knowledgeable counterparty. For the majority of instruments carried at fair value, these are determined by reference to quoted market prices. Where these are not available, fair value is based upon cash flow models, which use wherever possible independently sourced market parameters such as interest rate yield curves, currency rates and option volatilities. Other factors are also considered, such as counterparty credit quality and liquidity. Management must use judgment and estimates where not all necessary data can be externally sourced or where factors specific to Northern Rock's holdings need to be considered. The accuracy of the fair value calculations would therefore be affected by unexpected market movements, inaccuracies within the models used compared to actual outcomes and incorrect assumptions. For example, if management

were to use a tightening in the credit spread of 10 basis points, the fair values of liabilities and derivatives would increase from the reported fair values by £97.2 million (as compared to £83.8 million in 2005).

Average life of secured lending

IAS 39 requires interest earned from mortgage lending to be measured under the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset.

Management must therefore use judgment to estimate the expected life of each instrument and hence the expected cash flows relating to it. The accuracy of the effective interest rate would therefore be affected by unexpected market movements resulting in altered customer behavior, inaccuracies in the models used compared to actual outcomes and incorrect assumptions. If the estimated average life of secured loans were increased or reduced by one month, the value of such loans on the balance sheet would be increased or decreased by £12.5 million (as compared to £9.7 million in 2005) and £13.1 million (as compared to £10.4 million in 2005), respectively.

Pension benefits

The present value of the pensions obligations is dependent upon an actuarial calculation which includes a number of assumptions. These assumptions include the discount rate, which is used to determine the present value of the estimated future cash outflows that will be required to meet the pension obligation. In determining the appropriate discount rate to use, the Group considers market yields of high quality corporate bonds denominated in sterling that have terms to maturity approximating the terms of the pension liability. Were this discount rate to reduce by 0.1% or increase by 0.1% from the current management estimate, the carrying value of the pension obligations would be an estimated £8.7 million higher (as compared to £6.6 million in 2005) or £8.5 million lower (as compared to £6.6 million in 2005), respectively.

Results of operations for the year ended December 31, 2006, compared with the year ended December 31, 2005.

As a consequence of the introduction of IFRS, the balance sheet and income statement are subject to a certain amount of volatility, particularly from the accounting for hedges deemed under IFRS rules to be ineffective, plus volatility arising from fair value movements on derivatives taken out in respect of certain financial liabilities and instruments included in non shareholders' equity which themselves are not subject to fair value treatment. Where appropriate, such volatility is excluded in the discussion below to enable management's view of underlying performance to be separately identified.

Summary income statements shown on a reported statutory basis and on an underlying basis for 2006 and 2005 are set out as follows:

	2006		
	Statutory	Adjustments	Underlying
		(£ millions)	
Net interest income	849.1	(26.1)	823.0
Other income	152.8	—	152.8
Net hedge ineffectiveness and other unrealized fair value gains and losses[1]	14.9	(14.9)	—
Total income	**1,016.8**	**(41.0)**	**975.8**
Administrative expenses	(277.5)	—	(277.5)
Covenant to The Northern Rock Foundation	(31.4)	2.0	(29.4)
Operating expenses	(308.9)	2.0	(306.9)
Impairment losses on loans and advances	(81.2)	—	(81.2)
Profit before taxation	**626.7**	**39.0**	**587.7**
Income tax expense	(183.7)	11.5	172.2
Profit for the year	443.0	27.5	415.5
Attributable to:			
Appropriations	48.5	—	48.5
Profit attributable to equity shareholders	394.5	27.5	367.0
Total	**443.0**	**27.5**	**415.5**
Earnings per share (pence)	94.6p		88.1p

Note:

(1) The income statement shows "Net hedge ineffectiveness and other unrealized fair value gains and losses" as a positive figure of £14.9 million. This amount increases to a positive figure of £41.0 million after the cost of interest implicit in forward exchange contracts is transferred to underlying net interest income.

	2005		
	Statutory	Adjustments	Underlying
		(£ millions)	
Net interest income	752.3	(45.5)	706.8
Other income	129.0	—	129.0
Net hedge ineffectiveness and other realized fair value gains and losses	(56.4)	56.4	—
Total income	**824.9**	**10.9**	**835.8**
Administrative expenses	(294.4)	—	(294.4)
Covenant to The Northern Rock Foundation	(24.7)	(0.5)	(25.2)
Operating expenses	(274.1)	(0.5)	(274.6)
Impairment losses on loans and advances	(56.6)	—	(56.6)
Profit before taxation	494.2	10.4	504.6
Income tax expense	(144.9)	(3.0)	(147.9)
Profit for the year	**349.3**	**7.4**	**356.7**
Attributable to:			
Appropriations	48.6	—	48.6
Profit attributable to equity shareholders	300.7	7.4	308.1
Total	**349.3**	**7.4**	**356.7**
Earnings per share (pence)	72.5p		74.3p

Underlying results include the interest related fair value movements on forward exchange contracts and all periodic interest settlements on all derivative contracts, whether or not designated within an accounting hedge relationship. Excluded from underlying results is the impact of hedge accounting ineffectiveness on derivatives and associated hedged items where fair value hedge accounting has been obtained, gains and losses on non-hedging derivatives and translation gains and losses on underlying instruments in economic hedging relationships.

Overview

2006 reported statutory profit before taxation for the year increased by 26.8% to £626.7 million with profit attributable to equity shareholders increasing by 31.2% to £394.5 million. On the same basis return on equity was 23.5% (as compared to 19.3% in 2005) and the return on mean risk weighted assets was 1.38% (as compared to 1.22% in 2005).

Based upon 2006 underlying results and the 2005 underlying results, profit before taxation increased by 16.5% to £587.7 million with profit attributable to equity shareholders increasing by 19.1% to £367.0 million. On the same basis return on equity was 21.9% (as compared to 20.8% in 2005) and the return on mean risk weighted assets 1.28% (as compared to 1.26% in 2005).

Lending

During 2006, Northern Rock achieved record levels of total lending. Total gross lending was £32,989 million, an increase of 22.7% (as compared to £26,879 million in 2005), with total net lending of £16,621 million, an increase of 14.2% (as compared to £14,555 million in 2005). Prospects for 2007 are good, with a total opening pipeline of £6,230 million as at January 1, 2007 (as compared to £5,300 million as at January 1, 2006) including a residential lending pipeline of £5,815 million (as compared to £4,779 million in 2005), an increase of 21.7%.

The composition of Northern Rock's lending portfolios has continued to be low risk. At December 31, 2006, 90% of Northern Rock's loans to customers were residential secured loans (as compared to 90% at December 31, 2005), 2% commercial secured loans (as compared to 2% in 2005) and 8% within Northern Rock's personal unsecured portfolios (as compared to 8% at December 31, 2005). This mix is not expected to change significantly going forward.

The U.K. residential lending market remained buoyant throughout 2006 resulting in gross lending for the year of £345 billion, an increase of 20% over the £288 billion seen in 2005. Gross lending associated with house moving represented around 60% of lending with 40% driven by remortgage activity. Remortgage activity reflected increased market liquidity following the removal of overhanging early repayment charges. U.K. residential net lending in 2006 at £111 billion represented an increase of 22% (as compared to £91.3 billion in 2005) supported by higher levels of house moving and average house price inflation of around 10%.

The buy to let market continues to be strong, representing approximately 10% of U.K. gross residential lending. This market will continue to be supported by demand, particularly from pre first time buyers, for student accommodation and from migrant workers.

Residential mortgage lending represents Northern Rock's core activity and accounts for 90% (equivalent to 90% in 2005) of loans to customers. Northern Rock consistently achieves high levels of residential lending, which has resulted in a market share of net residential lending at around twice natural share of stock.

Northern Rock achieved gross residential lending of £28,972 million (as compared to £23,618 million in 2005) and net residential lending of £15,090 million (as compared to £13,350 million in 2005), representing increases of 22.7% and 13.0%, respectively.

Northern Rock's residential lending performance shows the success at growing gross market share and containing levels of redemptions through its customer retention process and fair and transparent policy of allowing existing customers, subject to their contractual terms, to transfer their loan to any product available to new borrowers. Northern Rock's approach to customer retention, which management believes is unique amongst the major volume mortgage lenders, means that it does not need to significantly grow its gross lending volumes from new customers to achieve its stated asset growth targets. Northern Rock intends to improve its retention performance in respect of home movers both for direct business and through intermediaries.

Northern Rock's distribution network continues to evolve as its business grows. In 2006, 89% of its mortgage business was sourced via the intermediary market (as compared to 90% in 2005) with 90% of this business being conducted on-line by the end of the year, benefiting service levels and operational efficiency. Northern Rock will continue to develop its on-line facilities and intends to roll out e-commerce options for direct and product transfer customers during 2007.

Northern Rock will continue to strengthen its key account relationships with major intermediary groups as well as opening opportunities with new intermediaries. At the same time, it intends to increase the branch sales network to up to 100 branches over the next 3 to 4 years, with new branches in major centres of population. Northern Rock will also continue to invest in its Northern Rock Direct telephone operation to enhance Northern Rock's direct lending activities.

Northern Rock offers customers a wide range of innovative and attractive products comprising lifestyle products and traditional price-led products with a planned mix of approximately 40% and 60% of new lending respectively. Most of its products have inbuilt flexibility giving customers the opportunity to overpay, make redraws and, subject to advance agreement and after a qualifying period, take payment holidays, provided that their account is fully up to date.

Northern Rock's lifestyle products, which are margin enhancing, comprise its "Together" family of products, Lifetime and residential Buy to Let mortgages. The "Together" products combine a secured and unsecured loan at one interest rate and one monthly payment. The Lifetime range is aimed at homeowners aged 60 and over who wish to utilize equity in their homes to enhance their lifestyle. Residential Buy-to-Let lending is focused on lending to small portfolio borrowers rather than single applicant landlords.

Of its traditional price-led mortgage products, fixed rate mortgages remained the most popular with 33.0% (as compared to 25.3% in 2005) of total new lending accounted for by short term fixed rate products up to two years, and 22.5% (as compared to 28.8% in 2005) by longer term fixed rate products, normally up to five years. The increased demand for short term fixed rate products reflected customer demand for protection against anticipated increases in interest rates.

Overall, the profile of new lending has remained low risk despite strong growth in volumes. Lending to first time buyers remained stable as a proportion of new lending at 24% (as compared to 24% in 2005), a reduction from the first half of 2006 at 27%, as Northern Rock adjusted its risk appetite. 76% (equal to 76% in 2005) of new customers continued to have a proven mortgage payment track record. Consistent with this trend, the average Loan to Value ("LTV") ratio of new lending in 2006 has remained the same as in 2005 at 78%. New lending at or below 90% LTV improved to 78% (as compared to 70% in 2005) of completions. The average indexed LTV of the mortgage book at the year end was 60% (as compared to 58% in 2005) which continues to provide strong cover in the event of default. In line with house price increases, Northern Rock's exposure to large loans has increased, with 5.1% of new loans by value over £500,000 (as compared to 3.4% in 2005). The credit risk on this lending remained strong with such loans attracting an average LTV of only 73%. New lending continued to be geographically spread across the U.K. in line with the demographics of the population.

Northern Rock offers mortgage products for the near-prime, sub-prime and self-certified markets on behalf of Lehman Brothers, which commenced in March 2007. Northern Rock does not take any credit risk nor do they administer the loans post completion, but will generate income for their origination. By offering such products, Northern Rock will complement existing product portfolio and gain access to mortgage intermediaries with whom they currently have no relationship, thereby expanding their distribution network.

Retail funding

Total retail deposit balances for 2006 increased by £2,527 million to £22.6 billion, an increase of 12.6% from £20.1 billion at December 31, 2005. This increase comprised a net inflow of retail funds for 2006 of £1,950 million plus interest credited of £577 million.

Funding during the year was largely into Northern Rock's Silver Savings accounts, which are available on-line, via post and through its branch network, Fixed Rate bonds and Northern Rock's Irish based accounts. In 2006, balances in Northern Rock's Ireland operation rose to £1,520 million (as compared to £1,025 million in 2005), with £2,094 million (as compared to £1,940 million in 2005) in its Guernsey based off-shore subsidiary. In February 2007, Northern Rock launched a new retail funding operation in Denmark, supplementing its diverse retail franchise.

Non-retail funding

Total net non-retail funding for 2006 amounted to £2,876 million, with balances at December 31, 2006 amounting to £24.2 billion, compared with £22.3 billion at December 31, 2005. Northern Rock's non-retail funding provides a balanced mixture of short and medium term funding with increasing diversification of its global investor base. Following substantial inflows from securitization during the first half, Northern Rock repaid net £2.3 billion, mainly short term funds. In the second half of 2006, Northern Rock raised a net £5.2 billion, leading to a full year net funding of £2.9 billion for 2006.

During the year, Northern Rock raised £3.2 billion medium term wholesale funds from a variety of globally spread sources, with specific emphasis on the U.S., Europe, Asia and Australia. This included two transactions sold to domestic U.S. investors totaling U.S.$3.5 billion. In January 2007, Northern Rock raised a further U.S.$2.0 billion under its U.S. MTN program and in March 2007, a further €1.0 billion under its EMTN program.

Key developments during 2006 included the establishment of an Australian debt program, raising A$1.2 billion from the inaugural issue. This transaction was the largest debut deal in that market for a single A rated financial institution targeted at both domestic Australian investors and the Far East.

Securitization

Funding through securitization has remained an important part of Northern Rock's funding strategy. During 2006, four residential mortgage-backed issues were completed raising £17.8 billion gross (£10.5 billion net) through Northern Rock's Granite vehicles. The characteristics of the mortgages securitized, in terms of product type, LTV and geographic distribution remain similar to

those of Northern Rock's non-securitized mortgages. Northern Rock continues to diversify its investor base, aided by comprehensive global investor roadshows. The Granite issuances continue to price at lower spreads than earlier deals and significantly below maturing older deals.

In 2007 to date, Northern Rock has completed a £6.1 billion residential mortgage-backed securitization issue in January and a £4.6 billion residential mortgage-backed securitization in May.

At December 31, 2006, securitized notes amounted to £40.2 billion (as compared to £31.2 billion in 2005), representing 43% (as compared to 40% in 2005) of Northern Rock's total funding portfolios. Management expect this proportion to stay broadly stable going forward.

Covered bonds

In 2006, Northern Rock increased the size of its covered bond program established in 2004 to €20 billion and raised €4 billion (£2.7 billion) from two benchmark issues. The first quarter of 2007 saw further issuances, including a €1.75 billion public issue and a £250 million private placement. Covered bonds continue to provide further diversification of Northern Rock's investor base while at the same time lengthening the maturity profile of its funding. Northern Rock has issued covered bonds in a range of maturities from 5 to 15 years with a current weighted average maturity of 7.1 years. The covered bonds are secured by a pool of ring-fenced residential mortgages. The majority of the credit risks associated with these loans have subsequently been transferred into the capital markets by means of synthetic securitization transactions providing further capital benefits.

Underlying net interest income and underlying total income

The introduction of IFRS resulted in significant changes in the presentation and reporting of interest and non-interest income. Upfront lending fees are now spread over the expected life of a loan and included in interest income, resulting in a deferral of reported income. Introducer fees are also now recognized within interest income and spread over the expected life of a loan, rather than, as previously, the life of the customer relationship, resulting in an acceleration of the recognition of the cost. Mortgage incentives continue to be offset against interest income but are now spread over the expected life of a loan rather than over the early repayment charge period. In addition, following the re-classification of certain instruments from debt to equity, the coupon payable on these instruments is now excluded from interest expense and is treated as an appropriation.

The following table shows net interest income and total income on a reported statutory (excluding hedge ineffectiveness) and underlying basis for 2006 and 2005.

	2006		2005	
	Statutory	**Underlying**	**Statutory**	**Underlying**
	(£ millions)			
Net interest income	849.1	823.0	752.3	706.8
Other income	152.8	152.8	129.0	129.0
Net hedge ineffectiveness and other unrealized fair value gains and losses	14.9		(56.4)	
Total income	**1,016.8**	**975.8**	**824.9**	**835.8**
Total income: mean total assets	1.11%	1.08%	1.12%	1.15%
Total income: mean risk weighted assets	3.56%	3.42%	3.34%	3.41%
Interest margin	0.96%	0.93%	1.03%	0.97%
Interest spread	0.80%	0.77%	0.87%	0.81%

Note: Interest margin has been calculated by reference to average interest earning assets excluding fair value adjustments. Average balances have been calculated on a monthly basis. Interest spread represents the difference between interest receivable as a percentage of average interest earning assets, excluding fair value adjustments, and interest payable as a percentage of average interest bearing liabilities, excluding fair value adjustments.

For the purpose of calculating interest margin and spread, average balances for assets and liabilities denominated in foreign currencies, where these have been economically hedged, are based on the contract rate implicit in the associated hedging instrument.

Net interest income

The table below sets forth information regarding net interest income for the years ended December 31, 2006 and 2005.

	For the year ended December 31,	
	2006	**2005**
	(£ millions)	
Interest and similar income:		
On secured advances	3,980.9	3,220.2
On other lending	416.4	337.0
On investment securities and deposits	575.0	499.5
Total interest and similar income	4,972.3	4,056,7
Interest expense and similar charges:		
On retail customer accounts	960.7	841.7
On other deposit accounts	273.3	200.4
On debt securities in issue	2,826.4	2,198.3
On subordinated liabilities	53.4	53.7
On tier one notes	13.4	14.0
On reserve capital instruments	(4.0)	(3.7)
Total interest payable	4,123.2	3.304.4
Total net interest income	849.1	752.3

On a statutory basis, total income in 2006 amounted to £1,016.8 million, representing an increase of 23.3% over statutory total income in 2005. On this basis the ratio of total income to mean total assets at 1.11% compares with the 2005 ratio of 1.12%. Total income as a proportion of mean risk weighted assets in 2006 at 3.56% compares with the 2005 ratio of 3.34%.

On an underlying basis total income in 2006 amounted to £975.8 million, representing an increase of 16.8% over underlying total income in 2005. On this basis, the ratio of total income to underlying mean total assets in 2006 at 1.08% compares with the 2005 ratio of 1.15%. Total income as a proportion of mean risk weighted assets at 3.42% compares with the 2005 ratio of 3.41%.

Statutory interest margin at 0.96% and statutory interest spread 0.80% compares with the 2005 ratios of 1.03% and 0.87% respectively.

On an underlying basis net interest margin was 0.93% and net interest spread 0.77%, compared with 0.97% and 0.81% in 2005. The majority of this reduction was seen in the first half of 2006 when margin and spread were 0.89% and 0.75%, respectively. During 2006, 3-month LIBOR was on average 21bps higher than the U.K. bank base rate, with the gap 14bps in the first half of 2006 and increasing to 28bps in the second half. This together with the additional costs in 2006 of the Whinstone transactions resulted in a negative drag on net interest income. These negative effects were partially offset by the benefit of funding received from the issue of preference shares in 2006 (with no offsetting interest expense) and gains realized on available for sale assets. Excluding these effects, retail spreads on Northern Rock's core business remained relatively stable during 2006.

Interest and similar income for the year ended December 31, 2006 increased to £4,972.3 million from £4,056.7 million in 2005, an increase of 22.6%. The increase reflects a 22.1% increase in average interest earning assets from £72,730.0 million in 2005, to £88,787.7 million in 2006 and an increase in the average interest rate earned on such assets of 0.02% to 5.60% in 2006 compared with 5.58% in 2005, an increase of 0.4%. The average rate earned on loans and advances to customers decreased from 5.76% in 2005 to 5.70% in 2006, a decrease of 1.0%

The average rate earned on wholesale debt and money market instruments, which are primarily LIBOR denominated assets, increased from 4.49% in 2005 to 4.91% in 2006, an increase of 0.42% compared with an increase in the average 3-month LIBOR rate of 0.09%.

Interest expense increased to £4,123.2 million in 2006 from £3,304.4 million in 2005, an increase of 24.8%. This reflects an increase in average interest bearing liabilities of 22.4% and an increase in the average interest rate paid of 0.10% from 4.70% in 2005 to 4.80% in 2006. The growth in average interest bearing liabilities was £15,706.3 million. Retail customer accounts increased by £2,804.7 million and wholesale funded liabilities increased by £12,901.2 million.

The increase in average interest rate paid amounts to 0.10% compared with the decrease in the average U.K. bank base rate of 0.01% and an increase in the average three month LIBOR rate of 0.09%.

The average rate paid on retail customer accounts decreased in 2006 by 0.03%, broadly in line with the decrease in the average U.K. bank base rate. Wholesale funding incurred an average rate of 4.90% in 2006, an increase of 14bps compared with 4.76% in 2005. This increase is more than the increase in the average three month LIBOR rate of 9bps, reflecting the re-pricing of Northern Rock's funding as LIBOR rates increased during the year.

Net interest income for the year ended December 31, 2006 was £849.1 million, an increase of 12.9% compared with £752.3 million in 2005. Underlying net interest income increased to £823.0 million for the year ended December 31, 2006 compared to £706.8 million for 2005, an increase of 16.4%. The increase in net interest income reflects the growth in average interest earning assets, outweighing the effects of the decrease in underlying net interest margin from 0.93% to 0.97% (a decrease from 1.03% to 0.96% on a statutory basis).

The following table presents information regarding interest income (as a percentage of average interest earning assets) and interest expense (as a percentage of average interest bearing liabilities), net interest spread, net interest margin and U.K. general interest rates for the years ended December 31, 2006 and 2005. The figures contained in the table are calculated from the Average Balance Sheets and Interest Rates presented under "Selected Statistical Information — Average Balance Sheet" in this Offering Circular.

	For the year ended December 31,	
	2006	**2005**
Interest income as a percentage of average interest earning assets	5.60%	5.58%
Interest expense as a percentage of average interest bearing liabilities	4.80%	4.70%
Net interest spread[(1)]	0.80%	0.87%
Net interest margin[(2)]	0.96%	1.03%
Average U.K. bank base rate	4.64%	4.65%

Notes:

(1) Net interest spread represents the difference between the gross yield and the interest expense as a percentage of average interest bearing liabilities. Net interest spread, gross yield represents interest income as a percentage of average interest earning assets.

(2) Net interest margin represents net interest income as a percentage of average interest earning assets.

Other income

Other income primarily comprises commissions and administration fees. Commissions are generated on sales of third party products such as building and contents and payment protection insurance. Administration fees are those fees not included within interest margin. Other income also includes a charge in respect of a provision of £15 million which was absorbed by the additional gains realized on available for sale assets in total income. This provision has been made in relation to compensation in respect of Mortgage Exit Administration Fees charged over and above original contractual amounts. These fees have been the subject of an industry wide review by the FSA.

The table below contains details of the items included in other income for the years ended December 31, 2006 and 2005.

	For the year ended December 31,	
	2006	2005
	(£ millions)	
Fee and commission income	193.2	157.0
Fee and commission expenses	(42.9)	(28.9)
Other operating income	2.5	0.9
	152.8	129.0

Other income increased in 2006 by 18.4% from £129.0 million in the year ended December 31, 2005 to £152.8 million in 2006 on a statutory basis.

Fee and commission income represents commission earned on the sale of third-party insurance and payment protection products to new customers. This source of revenue increased by £36.2 million or 23.1%, reflecting the increase in lending during the year. Where fees charged on loans are integral to the loan yield, they are classified to interest and similar income, in accordance with the effective interest rate rules of IAS 39.

Operating expenses

The table below shows operating expense data for Northern Rock based upon Northern Rock's consolidated results of operations for the years ended December 31, 2006 and 2005.

	For the year ended December 31,	
	2006	2005
	(£ millions)	
Operating expenses		
Total staff costs	162.0	144.5
Other expenses	85.2	81.6
Depreciation and amortization	30.3	23.3
Total operating expenses	277.5	249.4
Covenant to The Northern Rock Foundation	31.4	24.7
Total operating expenses	308.9	274.1

Total operating expenses (excluding the covenant to The Northern Rock Foundation) grew to £277.5 million in 2006 from £249.4 million in 2005, representing an increase of 11.3%. This increase compares with an increase in underlying assets of 23.9% over 2005 and a rise in total underlying income of 16.8% resulting in an underlying cost to asset ratio of 0.31% (as compared to 0.34% for 2005 statutory and 0.34% for 2005 underlying) and a cost to underlying income ratio of 28.4% (as compared to 27.3% for 2005 statutory and 29.8% for 2005 underlying).

The increase in staff costs reflects a 3% increase in staff numbers in response to increased business volumes, salary increases and profit related bonuses. Other expenses increased due to business volumes and depreciation increased primarily due to amortization of head office development costs.

The covenant to The Northern Rock Foundation amounted to £31.4 million for the year ended December 31, 2006, representing 5% of Northern Rock's profit before tax for the year.

Impairment losses on loans and advances

The following table shows the impairment losses on loans and advances in Northern Rock's consolidated profit and loss accounts for the years ended December 31, 2006 and December 31, 2005.

	For the year ended December 31,	
	2006	2005
	(£ millions)	
Increase in the allowance during the year:	102.7	66.2
Adjustment resulting from recoveries:	(21.5)	(9.6)
Total	81.2	56.6

The impairment losses on loans and advances for the year ended December 31, 2006 increased by £24.6 million to £81.2 million, compared with £56.6 million in 2005, primarily reflecting growth in all loan portfolios. The allowance for loan losses balance at December 31, 2006, was £126.0 million (0.15% of loans and advances to customers) compared with £124.3 million (0.18% of loans and advances to customers) at December 31, 2004.

Profit before taxation

The table below provides an analysis of profit before taxation for the years ended December 31, 2006 and 2005.

	For the year ended December 31,	
	2006	2005
	(£ millions)	
Profit before taxation	626.7	494.2

Profit before taxation increased to £626.7 million for the year ended December 31, 2006, from £494.2 million for the year ended December 31, 2005, an increase of 26.8%. Based on 2006 and 2005 underlying results, profit before taxation increased by 16.5% to £587.7 million.

Income tax expense

Reported income tax expense for the year ended December 31, 2006 increased by £38.8 million to £183.7 million, as compared with the year ended December 31, 2005. The effective tax rate for the year was 29.3% compared with the standard U.K. corporate tax rate of 30.0%.

Profit for the year

The table below provides an analysis of profits on ordinary activities after tax for the years ended December 31, 2006 and 2005.

	For the year ended December 31,	
	2006	2005
	(£ millions)	
Profit for the year	443.0	349.8
Attributable to:		
Appropriations	48.5	48.6
Profit attributable to equity shareholders	394.5	300.7
Profit for the year	443.0	349.3

Profit for the year increased to £443.0 million for the year ended December 31, 2006, compared with £349.3 million in 2005, an increase of 26.8%. Based on 2006 and 2005 underlying results, profit attributable to equity shareholders increased by 16.5% to £367.0 million.

Return on equity for the year ended December 31, 2006 was 21.9% on an underlying basis and 23.5% on a statutory basis compared with 20.8% in 2005 on an underlying basis and 19.3% on a statutory basis. The return on mean assets increased by 0.03% to 0.43%, from 0.40% in 2005 on a statutory basis. Based on 2006 and 2005 underlying results, return on mean assets decreased by 0.05% to 0.42%.

Results of operations for the year ended December 31, 2005, compared with the year ended December 31, 2004.

The 2005 results have been prepared using IFRS as approved by the International Accounting Standards Board that, under European Regulations, are effective or available for early adoption at the Group's first reporting date under IFRS, December 31, 2005 and which differ significantly to U.K. GAAP used in the preparation of previously reported financial statements.

Analysis of the results is complicated as a result of certain IFRS only having been applied from January 1, 2005. This means that the revised 2004 statutory results only include the impact of certain of the IFRS used in the preparation of the 2005 results. As a consequence Northern Rock has included in comparisons set out below, 2004 results prepared on a proforma basis, incorporating the impact of IFRS where it can be determined what the impact would have been if the accounting changes had been effective in 2004. This impact includes the treatment of interest income and fees and the reclassification of certain funding instruments from debt to non shareholders' equity but excludes the effects of accounting for derivatives under IFRS which differs from that applied under U.K. GAAP.

As a consequence of the introduction of IFRS the 2005 balance sheet and income statement are subject to a certain amount of volatility particularly from the accounting for hedges deemed under IFRS rules to be ineffective, plus volatility arising from fair value movements on derivatives taken out in respect of certain financial liabilities and instruments included in non shareholders' equity which themselves are not subject to fair value treatment. Where appropriate, such volatility is excluded in the discussion below to enable management's view of underlying performance to be separately identified.

Summary income statements shown on a reported statutory basis and on an underlying basis for 2005 and on a reported statutory and proforma basis for 2004 are set out as follows:

	2005		
	Statutory	Adjustments	Underlying
		(£ millions)	
Net interest income	752.3	(45.5)	706.8
Other income	129.0	—	129.0
Net hedge ineffectiveness and other unrealized fair value gains and losses[1]	(56.4)	56.4	—
Total income	824.9	10.9	835.8
Administrative expenses	(249.4)	—	(249.4)
Covenant to The Northern Rock Foundation	(24.7)	(0.5)	(25.2)
Operating expenses	(274.1)	(0.5)	(247.6)
Impairment losses on loans and advances	(56.6)	—	(56.6)
Profit before taxation	494.2	10.4	504.6
Income tax expense	(144.9)	(3.0)	(147.9)
Profit for the year	349.3	7.4	356.7
Attributable to:			
Appropriations	48.6	—	48.6
Profit attributable to equity shareholders	300.7	7.4	308.1
Total	349.3	7.4	356.7
Earnings per share (pence)	72.5p		74.3p

Note:

(1) The income statement shows "Net hedge ineffectiveness and other unrealized fair value gains and losses" as a negative figure of £56.4 million. This amount reduces to a negative figure of £10.9 million after the cost of interest implicit in forward exchange contracts is transferred to underlying net interest income.

	2004		
	Statutory	Adjustments[1]	Proforma
		(£ millions)	
Net interest income	466.9	145.8	612.7
Other income	252.3	(140.5)	111.8
Total income	719.2	5.3	724.5
Administrative expenses	(218.3)	1.4	(216.9)
Covenant to The Northern Rock Foundation	(21.6)	(0.5)	(22.1)
Operating expenses	(239.9)	(0.9)	(239.0)
Impairment losses on loans and advances	(48.5)	—	(48.5)
Impairment of fixed asset investments	4.5	—	4.5
Profit before taxation	435.3	6.2	441.5
Income tax expense	(125.8)	(1.9)	(127.7)
Profit for the year	309.5	4.3	313.8
Attributable to:			
Appropriations	—	42.6	42.6
Profit attributable to equity shareholders	309.5	(38.3)	271.2
Total	309.5	4.3	313.8
Earnings per share (pence)	74.9p		65.7p

Note:

(1) Proforma adjustments comprise the impact of spreading upfront lending fees and mortgage incentives over the expected life of a loan, the recognition of introducer fees within interest income and the treatment of the coupon payable on certain instruments as an appropriation.

Total assets on a statutory and underlying basis (excluding fair value adjustments) for 2005 are set out in the following table:

	2005	2004
	(£ millions)	
Statutory	82,709	64,881
Underlying/*pro forma*	81,057	64,881

Overview

The Group reported statutory profit before taxation for the year ended December 31, 2005 of £494.2 million as compared with £435.3 million for the year ended December 31, 2004, an increase of 13.5%. Reported statutory profit for the year ended December 31, 2005 increased to £349.3 million from £309.5 million for the year ended December 31, 2004, an increase of 12.9%. Profit attributable to equity shareholders decreased by 2.8% to £300.7 million for the year ended December 31, 2005. On the same basis return on equity was 19.3% for the year ended December 31, 2005 compared to 21.6% for the year ended December 31, 2004.

Based on the year ended December 31, 2005 underlying results and the year ended December 31, 2004 proforma results, profit before taxation increased by 14.3% to £504.6 million with profit attributable to equity shareholders increasing by 13.6% to £308.1 million. On the same basis return on equity was 20.8% for the year ended December 31, 2005 compared to 20.9% for the year ended December 31, 2004.

Underlying interest margin increased to 0.97% for the year ended December 31, 2005 from 0.82% in the previous year on a statutory basis and decreased from 1.07% on a proforma basis determined as described above. On this basis, interest margin for 2005 is 10 bps lower than the full year in 2004, but only 3 bps lower than in the first half of 2005. During 2004, 3-month LIBOR was

on average 26 bps higher than the Bank Base Rate. Although this differential reduced to 11 bps on average during 2005, there continued to be an adverse effect on the price of Northern Rock's LIBOR related funding. The underlying cost/income ratio for the year ended December 31, 2005 was 29.8% compared to a statutory ratio of 30.4% in 2004 and a proforma ratio of 29.9%. The cost/asset ratio improved to 0.34% from a statutory and proforma ratio of 0.37% in 2004.

Lending

During 2005 Northern Rock achieved record levels of total lending. Total gross lending for 2005 was £26,879 million, an increase of 15.2%, as compared with £23,342 million for 2004, with total net lending for 2005 of £14,555 million, an increase of 12.6% over the £12,932 million for 2004.

The U.K. residential lending market was weaker in the first half of 2005 compared with the equivalent period in 2004, as a result of falling consumer confidence and a slow down in the housing transaction market. The U.K. residential lending market improved in the second half of 2005, resulting in gross lending for the year of £287 billion, broadly unchanged from the £291 billion recorded in 2004. The slow down in the housing transaction market during 2005 has, however, resulted in net lending being down 9% at £92 billion for the year ended December 31, 2005 compared to £101 billion for the previous year. U.K. house prices grew by around 5% in 2005, compared with 15% in 2004 and 25% in 2003.

Northern Rock achieved gross residential lending in 2005 of £23,618 million compared with £20,051 million in 2004 and net residential lending of £13,350 million compared with £11,383 million in 2004, representing increases of 17.8% and 17.3% respectively. Northern Rock's market share of gross residential lending was 8.1% and its market share of net residential lending was 14.4%. Northern Rock's share of redemptions was 5.2%, significantly lower than the closing share of mortgage stock of 6.4%. This was due to Northern Rock's customer retention process and its fair and transparent policy of allowing existing customers, subject to contractual terms, to transfer their loan to any product available to new borrowers.

The "Together" range of products, which combines a secured and unsecured loan at one interest rate and one monthly payment, remained popular. Gross lending of "Together" products for 2005 amounted to £7.0 billion, of which £6.1 billion were advances secured on residential property representing 28.7% of new residential lending, excluding further advances. Outstanding balances of "Together" mortgages have increased to 20.6% of the mortgage portfolio at the year end.

Residential Buy to Let lending focuses on lending to private investors secured on good quality residential properties with low LTVs. Such lending accounted for 4.9% of the year end mortgage portfolio, compared to 4.0% in 2004, and for 7.1% of gross new residential lending in 2005 compared to 6.4% in 2004.

Lifetime, aimed at homeowners aged over 60 who wish to utilize equity in their homes to enhance their lifestyle, accounted for 1.4% of new gross new residential lending in 2005, compared to 1.8% in 2004. In total the lifestyle products, which are margin enhancing, represented around 37.2% of gross new residential lending and 28.5% of year end mortgage balances compared to 25.3% in 2004.

Of the traditional price-led mortgage products, fixed-rate mortgages remained the most popular in 2005, with 25.3% of Northern Rock's new lending in short term fixed products of up to two years, and 28.8% of new lending in longer term fixed products, up to seven years. This demand reflected customers' preferences to obtain certainty of monthly repayments during a period of rising interest rates.

Competition in the commercial secured lending market remained strong throughout 2005. Both gross and net lending within Northern Rock's commercial lending portfolio slowed as a result of its emphasis on quality rather than volume lending. Gross lending in 2005 amounted to £408 million compared to £499 million in 2004, with net lending amounting to £5 million compared to £182 million in 2004.

Northern Rock's unsecured credit portfolios comprise the unsecured element of "Together" lending and standalone unsecured loans not linked to a residential mortgage. During 2005 gross unsecured lending amounted to £2,853 million compared to £2,792 million in 2004, with net lending

of £1,200 million compared to £1,367 million in 2004. Gross standalone unsecured lending amounted to £1,970 million compared to £2,068 million in 2004, with net lending of £744 million in 2005 compared to £1,104 million in 2004. Standalone unsecured gross lending has slowed in line with the number of borrowers who satisfy Northern Rock's credit score and its risk appetite. At December 31, 2005, unsecured lending balances amounted to £5,789 million compared to £4,581 million as at December 31, 2004, of which 40.0% represented "Together" unsecured advances in 2005 and 40.3% in 2004.

Retail funding

Total retail deposit balances for 2005 increased by £2,809 million to £20.1 billion, an increase of 16.3% from £17.3 billion at December 31, 2004. This increase comprised a net inflow of retail funds for 2005 of £2,244 million plus interest credited of £565 million.

The funding during the year was largely into Northern Rock's Silver Savings account for the over-50s launched in September 2004 and supplemented in 2005 by the introduction of a 30 day notice account. Balances in the Ireland-based operation increased to £1,026 million, with £1,940 million in the Guernsey based off-shore vehicle; at December 31, 2004 these balances were £628 million and £1,871 million respectively.

Non-retail funding

Total net non-retail funding for 2005 amounted to £2,317 million with balances at December 31, 2005 amounting to £22.3 billion compared with £19.7 billion at December 31, 2004. Northern Rock's non-retail funding provides a balanced mixture of short and medium-term funding with increasing diversification of the global investor base.

During the first half of 2005, Northern Rock repaid net £2.2 billion, mainly short term funds, following securitization issues. In the second half it raised a net £4.5 billion leaving a full year net funding of £2.3 billion. During the year, Northern Rock raised £2.6 billion medium term wholesale funds from a variety of globally spread sources, with specific emphasis on the U.S. and Europe. This included a U.S.$1.75 billion Extendible Quarterly Securities issue sold to domestic U.S. investors and a U.S.$1.5 billion Floating Rate Note issue sold in Asia and Europe.

Key developments for short term funding included the establishment of a CAD$2 billion Canadian Commercial Paper Program which provides access to domestic Canadian investors. This program had outstanding balances of CAD$850 million at December 31, 2005.

Securitization

Funding through securitization has remained an integral part of Northern Rock's funding strategy. During 2005, Northern Rock completed four issues raising £12.9 billion. Diversification of Northern Rock's investor base has continued with over 75% of the securitized bonds in 2005 issued in U.S. dollars or euros. The characteristics of the mortgages securitized, in terms of product type, LTV and geographic distribution remain similar to those of Northern Rock's on-balance sheet mortgages.

At December 31, 2005 advances to customers subject to securitization amounted to £39.1 billion compared with £21.9 billion at December 31, 2004, representing 56% and 40% respectively of Northern Rock's total lending portfolios.

Northern Rock has already completed two further securitizations of residential mortgages in 2006 raising £9.0 billion.

Covered bonds

In 2005 Northern Rock raised €3.5 billion (£2.4 billion) from two further issues from its €10 billion covered bond program established in 2004. This provided further ongoing diversification of the investor base. The second transaction raised funds with a maturity of 15 years priced at mid swaps plus 11bps helping to lower the average cost of new funding. The covered bonds are secured by a pool of ring-fenced residential mortgages. The credit risks associated with these loans have subsequently been transferred into the capital markets by means of synthetic securitization transactions (Graphite) providing further capital benefits.

Underlying/proforma net interest income and total income

The introduction of IFRS in 2005 results in significant changes in the presentation and reporting of interest and non-interest income. Upfront lending fees are now spread over the expected life of a loan and included in interest income resulting in a deferral of reported income. Introducer fees are also now recognized within interest income and spread over the expected life of a loan, rather than, as previously, the life of the customer relationship, resulting in an acceleration of the recognition of the cost. Mortgage incentives continue to be offset against interest income but are now spread over the expected life of a loan rather than over the early repayment charge period. In addition, following the re-classification of certain instruments from debt to equity, the coupon payable on these instruments is now excluded from interest expense and is treated as an appropriation. As these accounting changes were introduced on a statutory basis with effect from January 1, 2005 Northern Rock has prepared comparable 2004 figures on a proforma basis as well as on the statutory basis.

The following table reconciles net interest income and total income on a reported statutory (excluding hedge ineffectiveness) and underlying basis for 2005 and on a reported statutory and proforma basis for 2004.

	For the year ended December 31,	
	2005	2004
	(£ millions)	
Reported statutory net interest income	752.3	466.9
Interest implicit in forward exchange contracts	(45.5)	—
Impact of IFRS	—	145.8
Underlying/proforma net interest income	706.8	612.7
Reported statutory other income	129.0	252.3
Impact of IFRS	—	(140.5)
Underlying/proforma other income	129.0	111.8
Reported statutory total income (excluding hedge ineffectiveness)	881.3	719.2
Underlying/proforma total income	835.8	724.5
Based upon the above table total income ratios are as follows:		
Reported statutory		
Total income: mean total assets	1.19%	1.23%
Total income: mean risk weighted assets	3.57%	3.37%
Underlying/proforma		
Total income: mean total assets	1.15%	1.24%
Total income: mean risk weighted assets	3.41%	3.43%

Net interest income

The table below sets forth information regarding net interest income for the years ended December 31, 2005 and 2004.

	For the year ended December 31,	
	2005	2004
	(£ millions)	
Interest and similar income:		
On secured advances	3,220.2	2,303.4
On other lending	337.0	323.5
On investment securities and deposits	499.5	362.5
Total interest and similar income	4,056.7	2,989.4
Interest expense and similar charges		
On retail customer accounts	841.7	689.7
On other deposit accounts	2,398.7	1,714.5
On subordinated liabilities	53.7	85.5
On tier one notes	14.0	13.0
On reserve capital instruments	(3.7)	19.8
Total interest payable	3,304.4	2,522.5
Total net interest income	752.3	466.9

Interest and similar income for the year ended December 31, 2005 increased to £4,056.7 million from £2,989.4 million in 2004, an increase of 35.7%. Underlying interest income and similar income increased to £4,056.7 million in 2005 compared to £3,074.3 million on a proforma basis in 2004, an increase of 32%. The increase reflects a 27.4% increase in average interest earning assets from £57,071.3 million in 2004, to £72,730 million in 2005 and an increase in the average interest rate earned on such assets of 0.34% to 5.58% in 2005 compared with 5.24% in 2004, an increase of 6.5%. The average rate earned on loans and advances to customers increased from 5.42% in 2004 to 5.76% in 2005, an increase of 6.3%

The average rate earned on wholesale debt and money market instruments, which are primarily LIBOR denominated assets, increased from 4.33% in 2004 to 4.49% in 2005, an increase of 0.16% compared with an increase in the average 3-month LIBOR rate of 0.12%. This increase primarily relates to the increase in the 3-month LIBOR during the year.

Interest expense increased to £3,304.4 million in 2005 from £2,522.5 million in 2004, an increase of 31.0%. Underlying interest expense increased to £3,349.9 million in 2005 compared to £2,461.6 million on a proforma basis in 2004, an increase of 36.1%. This reflects an increase in average interest bearing liabilities of 25.4% and an increase in the average interest rate paid of 0.20% from 4.50% in 2004 to 4.70% in 2005. The growth in average interest bearing liabilities was £14,241.8 million. Retail customer accounts increased by £2,471.4 million and wholesale funded liabilities increased by £12,685 million.

The increase in average interest rate paid amounts to 0.20% compared with the increase in the average U.K. bank base rate of 0.27% and an increase in the average three month LIBOR rate of 0.12%.

The average rate paid on retail customer accounts increased by 0.25%, broadly in line with the increase in the average U.K. bank base rate. Wholesale funding incurred an average rate of 4.76% in 2005, an increase of 0.21% compared with 4.55% in 2004. This increase is more than the increase in the average three month LIBOR rate of 0.12%, reflecting the re-pricing of Northern Rock's funding as LIBOR rates increased during the year.

Net interest income for the year ended December 31, 2005, was £752.3 million, an increase of 61.1% compared with £466.9 million in 2004. Underlying net interest income increased to £706.8 million for the year ended December 31, 2005 compared to £612.7 million on a proforma basis for 2004, an increase of 15.4%. The increase in net interest income reflects the growth in average interest earning assets, outweighing the effects of the decrease in underlying net interest margin from 0.97% to 0.82% (an increase from 0.82% to 1.03% on a statutory basis).

The following table presents information regarding interest income (as a percentage of average interest earning assets) and interest expense (as a percentage of average interest bearing liabilities), net interest spread, net interest margin and U.K. general interest rates for the years ended December 31, 2005 and 2004. The figures contained in the table are calculated from the Average Balance Sheets and Interest Rates presented under "Selected Statistical Information — Average Balance Sheets and Interest Rates" in this Offering Circular.

	For the year ended December 31,	
	2005	2004
	(£ millions)	
Interest income as a percentage of average interest earning assets	5.58%	5.24%
Interest expense as a percentage of average interest bearing liabilities	4.70%	4.51%
Net interest spread[1]	0.87%	0.73%
Net interest margin[2]	1.03%	0.82%
Average U.K. bank base rate	4.65%	4.38%

Notes:

(1) Net interest spread represents the difference between the gross yield and the interest expense as a percentage of average interest bearing liabilities. Net interest spread, gross yield represents interest income as a percentage of average interest earning assets.

(2) Net interest margin represents net interest income as a percentage of average interest earning assets.

Other Income

The table below contains details of the items included in other income for the years ended December 31, 2005 and 2004.

	For the year ended December 31,	
	2005	2004
	(£ millions)	
Fee and commission income	157.0	305.1
Fee and commission expense	(28.9)	(64.5)
Other operating income	0.9	11.7
	129.0	252.3

Other income decreased by 48.9% from £252.3 million in the year ended December 31, 2004 to £129.0 million in 2005 on a statutory basis. On a proforma basis non interest income increased by 15.4% from £111.8 million in the year ended December 31, 2004 to £129.0 million in 2005.

Fee and commission income represents commission earned on the sale of third-party insurance and payment protection products to new customers. This source of revenue remained relatively static reflecting an increase in lending. Where fees charged on loans are integral to the loan yield, they are classified to interest and similar income, in accordance with the effective interest rate rules of IAS 39. As noted earlier, IAS 39 does not require retrospective adoption. Accordingly the statutory results for the year ended December 31, 2004 above include certain fee and commission income which is included within interest income in 2005 (see previous discussion of Net Interest Income).

Operating expenses

The table below shows operating expense data for Northern Rock based upon Northern Rock's consolidated results of operations for the years ended December 31, 2005 and 2004.

	For the year ended December 31,	
	2005	2004
	(£ millions)	
Operating Expenses		
Total staff costs	144.5	119.6
Other expenses	81.6	80.5
Depreciation and amortization	23.3	18.2
Total operating expenses	249.4	218.3
Covenant to The Northern Rock Foundation	24.7	21.6
Total operating expenses	274.1	239.9

Total operating expenses (excluding the covenant to The Northern Rock Foundation) grew to £249.4 million in 2005 from £218.3 million in 2004 representing an increase of 14.2% over statutory operating expenses, and 15% over proforma operating expenses of £216.9 million in 2004. The increase of 15% compares with an underlying increase in underlying assets of 24.9% over 2004 and a rise in underlying income of 15.4% resulting in a cost to asset ratio of 0.34% (2004 statutory — 0.37%, proforma — 0.37%) and a cost to underlying income ratio of 29.8% (2004 statutory — 30.4%, proforma — 29.9%).

The increase in staff costs reflects a 16% increase in staff numbers in response to increased business volumes, salary increases and profit related bonuses. Other expenses increased due to business volumes and depreciation increased primarily due to amortization of head office development costs.

The covenant to The Northern Rock Foundation amounted to £24.7 million for the year ended December 31, 2005, representing 5% of Northern Rock's profit before tax for the year.

Impairment losses on loans and advances

The following table shows the impairment losses on loans and advances in Northern Rock's consolidated profit and loss accounts for the years ended December 31, 2005 and December 31, 2004.

	For the year ended December 31,	
	2005	2004
	(£ millions)	
Increase in the allowance during the year:	66.2	51.4
Adjustment resulting from recoveries:	(9.6)	(2.9)
Total	56.6	48.5

The impairment losses on loans and advances for the year ended December 31, 2005 increased by £8.1 million to £56.6 million compared with £48.5 million in 2004, primarily reflecting growth in all loan portfolios. The allowance for loan losses balance at December 31, 2005, was £124.3 million (0.18% of loans and advances to customers) compared with £123.6 million (0.23% of loans and advances to customers) at December 31, 2004.

Profit before taxation

The table below provides an analysis of profit before taxation for the years ended December 31, 2005 and 2004.

	For the year ended December 31,	
	2005	2004
	(£ millions)	
Profit before taxation	494.2	435.4

Profit before taxation increased to £494.2 million for the year ended December 31, 2005, from £435.3 million for the year ended December 31, 2004, an increase of 13.5%. Based on 2005 underlying results and the 2004 proforma results, profit before taxation increased by 14.3% to £504.6 million.

Income tax expense

Reported income tax expense for the year ended December 31, 2005 increased by £19.1 million to £144.9 million as compared with the year ended December 31, 2004. The effective tax rate for the year was 29.3% compared with the standard U.K. corporate tax rate of 30.0%.

Profit for the year

The table below provides an analysis of profits on ordinary activities after tax for the years ended December 31, 2005 and 2004.

	For the year ended December 31,	
	2005	2004
	(£ millions)	
Profit for the year	349.3	309.5
Attributable to:		
Appropriations	48.6	—
Profit attributable to equity shareholders	300.7	309.5
Profit for the year	349.3	309.5

Profit for the year increased to £349.3 million for the year ended December 31, 2005, compared with £309.5 million in 2004, an increase of 12.9%. Based on 2005 underlying results and the 2004 proforma results, profit attributable to equity shareholders increased by 13.6% to £308.1 million.

Return on equity for the year ended December 31, 2005 was 20.8% on an underlying basis and 19.3% on a statutory basis compared with 20.9% in 2004 on a proforma basis and 21.6% on a statutory basis. The return on mean assets decreased by 0.13% to 0.40%, from 0.53% in 2004 on a statutory basis. Based on 2005 underlying results and the 2004 proforma results, return on mean assets decreased by 0.05% to 0.42%.

Liquidity and Capital Resources

The FSA requires the Group to be able to meet its sterling obligations without recourse to the wholesale money markets for a period of at least five business days, and Northern Rock manages its cashflow on a daily basis in order to meet this requirement. The Board has approved a Liquidity Policy Statement which is compliant with the supervisory framework set by the FSA and ensures that the Group is able to meet retail deposit withdrawals, repayments of wholesale borrowing and current lending objectives. For a description of the Liquidity Policy Statement and how the Group manages liquidity risk, see "Financial Risk Management — Liquidity Risk" in this Offering Circular.

Capital adequacy and capital resources are monitored by the Group on the basis of techniques developed by the Basle Committee on Banking Supervision ("**Basle Committee**") as adopted in the European Union ("**EU**") pursuant to the Banking Consolidation Directive ("**BCD**") and the Capital

Adequacy Directive ("CAD") and as implemented in the United Kingdom by the FSA. The BCD and the CAD were "recast" on July 20, 2006 as a result of the EU's adoption of the New Basle Capital Accord. See "Supervision and Regulation — New Basle Capital Accord" in this Offering Circular. The basic instrument of capital monitoring is the risk asset ratio as developed by the Basle Committee. This ratio derives from a consideration of capital as a cover for the credit risk inherent in Group assets. The Basle Committee sets a minimum risk asset ratio for international banks of 8%. The FSA sets minimum risk asset ratios on an individual basis for the banks it supervises. These are set with regard to the minimum standards set by the Basle Committee and the particular circumstances of each bank.

Capital is defined by reference to the BCD, and divided into "**Tier 1**" capital, "**Tier 2**" capital and "**Tier 3**" capital. Tier 1 capital consists of ordinary and preference shareholders' funds after deducting goodwill. Tier 2 capital includes general provisions and certain debt capital instruments, particularly dated and undated subordinated debt. Tier 3 (or ancillary) capital consists of short-term subordinated debt and minority interests in Tier 3 capital.

The table below analyzes the Group's consolidated capital resources at December 31, 2006 and 2005.

	2006	2005
	(£ millions, except percentages)	
Tier 1 Capital:		
Called up Share capital		
Ordinary	123.9	123.9
Preference	0.1	—
Share premium account		
Ordinary	6.8	6.8
Preference	396.4	—
Capital redemption reserve	7.3	7.3
Retained earnings	1,641.6	1,426.5
Pension scheme	15.2	23.1
Reserve capital instruments	299.3	299.3
Tier one notes	209.4	223.9
Goodwill and intangible assets	(90.4)	(78.2)
Total Tier 1 capital	2,609.6	2,032.6
Upper Tier 2 Capital:		
Perpetual subordinated debt	736.5	736.5
Collectively assessed impairment allowances	116.8	119.0
Total Upper Tier 2 capital	853.3	855.5
Lower Tier 2 Capital:		
Term subordinated debt	762.4	785.3
Total Tier 2 Capital	1,615.7	1,640.8
Deductions	(637.6)	(449.8)
Total capital	3,587.7	3,223.6
Total Risk Weighted Assets	30,826.5	26,295.9
Risk asset ratios:		
Tier 1 ratio	8.5%	7.7%
Total capital	11.6%	12.3%

There has been no material change in the Group's consolidated capital resources since December 31, 2006.

Although management believes that Northern Rock could operate with a lower level of Tier 1 capital, it has maintained Tier 1 and total capital ratios above the minimum standards for Northern Rock, as set by the FSA, in order to maintain the continued confidence of investors. Management intends to continue to manage Northern Rock's capital position with a view to optimizing shareholder value while at the same time considering the interests of customers and investors.

Northern Rock raises no capital through off balance sheet entities nor does it use off-balance sheet entities to manage its capital on a temporary basis. The sale of mortgage loans to securitization special purpose vehicles ("SPVs") results in reduced regulatory capital requirements. However, there are no circumstances under which Northern Rock can be forced to re-acquire these loans, nor are there any circumstances that could necessitate further capital backing for these loans. To the extent that losses in securitization vehicles could impact on Northern Rock, a deduction is made from regulatory capital, thus ensuring full protection of deposits against such losses. This is in respect of the subordinated loans granted by Northern Rock to the vehicles to provide a first loss reserve fund.

A discussion of Northern Rock's use of financial instruments and its treasury activities and policies is included under "Description of Northern Rock and its Business — Treasury and Wholesale Funding" and "Selected Statistical Information — Average Balance Sheets and Interest Rates".

Funding Sources

Northern Rock raises funds from a wide diversity of markets, both retail and wholesale, together with its use of covered bonds and mortgage securitizations. Retail funding is raised principally in the United Kingdom, although funds are also raised through offshore funding vehicles located in Guernsey, the Republic of Ireland and Denmark. These vehicles enable Northern Rock to raise retail funds from other markets and lessens dependency upon the United Kingdom. Of the Group's total retail deposit base of £22.6 billion at December 31, 2006, £3.6 billion was held through offshore vehicles.

The retail deposit base predominantly has a short legal maturity profile, with accounts traditionally being instant access or available on a short notice period, albeit with an interest penalty for early withdrawal. While this results in a mismatch of maturity dates between assets and liabilities, Northern Rock has received positive flows of funds from retail deposits consistently in all but one of the last 18 half years, showing an ability to continue to attract retail funds through a very competitive period in the market. More recently, one year or longer fixed rate accounts have become popular. At December 31, 2006 Northern Rock had attracted £6.6 billion into such accounts, representing 29% of total retail deposits.

Wholesale funding is also raised from a number of sources and over a range of maturities, to ensure that there is no over dependence on any one market or type of counterparty. Funds are raised in three main currencies, sterling, U.S. dollars and euros, and from three main areas — the United Kingdom, the United States and continental Europe. Short-term deposits are taken from banks and other corporate sources through time deposits. In addition, use is made of European, U.S., French and Canadian Commercial Paper (ECP, USCP, French and Canadian CP) programs and also of European and U.S. Medium Term Note programs (EMTN and USMTN), Australian Debt Issuance Program and the Covered Bond Program (Covered Bonds). These programs ensure a diversity of source, maturity and counterparty to minimize risk to the funding program from localized economic impacts. The program sizes and amounts drawn down at December 31, 2006 are set out below:

	Outstanding	Program Size
	$bn	$bn
ECP	3.0	4.0
USCP	3.9	5.0
EMTN	10.8	15.0
USMTN	7.5	20.0

	€bn	€bn
French CP	2.3	4.0
Covered Bonds	9.5	10.0

	CAD $bn	CAD $bn
Canadian CP	1.4	2.0

	A$bn	A$bn
Australian Debt Issuance Program	1.2	2.0

Since December 31, 2006 the following programs have been increased in size:

	Program Size $bn
ECP	7.5
USCP	15.0

	A$bn
Australian Debt Issuance Program	5.0

Within its funding program, Northern Rock has no repayment triggers relating to credit rating downgrade or to any profitability or earnings per share ratios.

In addition to its funding programs, Northern Rock has bank credit agreements providing backup for its U.S. Commercial Paper Program to a total value of $775 million, and a further multi-currency revolving credit facility of £750 million (a five year facility negotiated in 2003). There were no outstanding balances in relation to these facilities at December 31, 2006.

The main factor impacting upon the cost of, and access to, wholesale funding markets is Northern Rock's credit rating. Northern Rock's current ratings are set out below:

	Short Term	Long Term
S&P	A1	A+
Moody's	P-1	Aa3
Fitch	F1	A+
Dominion Bond Rating Service	R-1M	

The rating agencies specified above have agreed to continue to monitor the credit of Northern Rock. The ratings set forth above are accurate only as of the date hereof, and may be changed at any time. A rating reflects only the views of the rating agency assigning such rating, and is not a recommendation to buy, sell or hold the Notes.

The third main source of funding to Northern Rock is its securitization program. By December 31, 2006, a total of £60.4 billion of residential mortgage loans had been transferred to SPVs, funded by the issue of residential mortgage backed securities in the U.K., European and U.S. markets. A further £1.1 billion of commercial mortgage loans were transferred to an SPV (£500 million in 2002 and £600 million in 2005) funded by the issue of commercial mortgage securities in the United Kingdom and Europe. In 2007, further securitizations of £6.1 billion and £4.6 billion of residential mortgages has been completed in January and May, respectively.

Northern Rock acts as servicer to the mortgage loans transferred to the SPVs, and also swaps the SPVs' cash receipts from interest payments based on mortgage interest rates into payments based on floating rate LIBOR so that both interest income and expense within the SPVs are determined on the same basis. If Northern Rock were to be downgraded by S&P or Fitch Ratings Ltd ("**Fitch**") below its current long term rating, or downgraded by two grades by Moody's, it would no longer be able to act as a basis swap provider. It would then need to find a new swap counterparty, which would reduce earnings from the SPVs due to the cost of the third party swap provider. It is not

anticipated that the effect of any such substitution on the income earned from the SPVs would be material to Northern Rock.

Northern Rock's total debt and its commitments by maturity at December 31, 2006 are set out in the following table:

	Payments due by period			
	Less than 1 year	1 year to 5 years	After 5 years	Total
	(£ millions)			
Contractual obligations				
Deposits by banks	1,965.2	137.3	33.7	2,136.2
Customer accounts	24,968.8	1,898.8	—	26,867.6
Derivative financial instruments	984.6	1,111.3	296.6	2,392.5
Debt Securities in issue	13,041.1	7,000.2	44,253.0	64,294.3
Subordinated liabilities	—	—	762.4	762.4
Tier 1 notes	—	—	209.4	209.4
Other liabilities	1,087.7	16.0	33.9	1,137.6
Total	42,047.4	10,163.6	45,589.0	97,800.0

	Amount of commitment expiring in:			
	Less than 1 year	1 year to 5 years	After 5 years	Total
	(£ millions)			
Capital commitments	45.9	—	—	45.9
Irrevocable undrawn loan facilities	3.0	10.0	2,928.2	2,941.2
Leasing commitments:				
Land and buildings	0.2	0.8	3.8	4.8
Other	—	4.0	—	4.0
Total	49.1	14.3	2,932.0	2,995.9

The table below presents an analysis of short-term assets versus short-term liabilities as at December 31, 2006 and 2005.

	At December 31,	
	2006	2005
	(£ millions)	
	Short-term assets (maturities 1 year or less)	
Cash	876.3	12.1
Loans and advances to banks	5,621.3	5,073.8
Loan advances to customers	2,669.0	2,307.3
Investment securities	1,591.4	854.3
Short-term assets	10,758.0	8,247.5

	Short-term liabilities (repayable in 1 year or less)	
Deposits by banks	1,965.2	1,358.8
Customer accounts	24,968.8	21,788.4
Debt securities in issue	13,041.1	12,017.3
Other liabilities	1,087.7	823.5
Total short-term liabilities	41,062.9	35,988.0

The ratio of short-term assets to short-term liabilities at December 31, 2006 and December 31, 2005 were 26.2% and 22.9%, respectively.

Derivative financial instruments

Derivative financial instruments are used to hedge all exposure on balance sheet assets and liabilities. Northern Rock does not engage in any off balance sheet trading activities in derivatives, or take any off balance sheet trading positions. The table below shows the underlying principal amounts, the fair values of derivatives by type of contract at December 31, 2006.

2006

	Contract/ notional amount	Fair values	
		Assets	Liabilities
		(£ millions)	
Derivatives in accounting hedge relationships			
Derivatives designated as fair value hedges			
Interest rate swaps	45,083.9	469.5	(20.3)
Cross currency interest rate swaps	7,508.7	55.2	(188.5)
	52,592.6	524.7	(208,8)
Derivatives in economic hedging relationships but not in accounting hedge relationships			
Interest rate derivatives			
Interest rate swaps	13,861.6	194.2	(9.4)
Caps, floors and options	290.0	6.6	—
Equity index swaps	134.1	32.8	—
Embedded derivatives	133.0	—	(38.7)
	14,418.7	233.6	(48.1)
Currency derivatives			
Cross currency swaps	36,751.9	107.5	(1,941.6)
Forward foreign exchange	7,856.2	5.5	(194.0)
	44,428.1	113.0	(2,135.6)
Total derivatives in economic hedging relationships	58,846.8	346.6	(2,183.7)
Total recognized derivative assets/(liabilities)	111,439.4	871.3	(2,392.5)
Company			
Derivatives in accounting hedge relationships			
Derivatives designated as fair value hedges			
Interest rate swaps	43,733.0	459.3	(9.9)
Cross currency interest rate swaps	7,124.6	11.8	(187.7)
	50,857.6	471.1	(197.6)
Derivatives in economic hedging relationships but not in accounting hedge relationships			
Interest rate derivatives			
Interest rate swaps	14,237.7	200.8	(9.7)
Caps, floors and options	290.0	6.6	—
Equity index swaps	134.1	32.8	—
Embedded derivatives	133.0	—	(38.7)
	14,794.8	240.2	(48.4)
Currency derivatives			
Cross currency swaps	8,151.8	75.9	(620.0)
Forward foreign exchange	7,809.8	4.0	(193.9)
	15,961.6	79.9	(813.9)
Total derivatives in economic hedging relationships	30,756.4	320.1	(862.3)
Total recognized derivative assets/(liabilities)	81,614.0	791.2	(1,059.9)

2005

	Contract/ notional amount	Fair values	
		Assets	Liabilities
		(£ millions)	
Derivatives in accounting hedge relationships			
Derivatives designated as fair value hedges			
Interest rate swaps	37,159.8	134.5	(210.3)
Cross currency interest rate swaps	4,741.1	239.8	(0.7)
	41,900.9	374.3	(211.0)
Derivatives in economic hedging relationships but not in accounting hedge relationships			
Interest rate derivatives			
Interest rate swaps	11,197.1	141.8	(48.4)
Caps, floors and options	90.0	6.5	—
Equity index swaps	197.7	20.0	(0.9)
Embedded derivatives	181.5	—	(30.3)
	11,666.3	168.3	(79.6)
Currency derivatives			
Cross currency swaps	26,776.6	855.5	(551.9)
Forward foreign exchange	4,533.6	51.7	(3.6)
	31,310.2	907.2	(555.5)
Total derivatives in economic hedging relationships	42,976.5	1,075.5	(635.1)
Total recognized derivative assets/(liabilities)	84,877.4	1,449.8	(846.1)
Company			
Derivatives in accounting hedge relationships			
Derivatives designated as fair value hedges			
Interest rate swaps	36,207.5	104.9	(210.3)
Cross currency interest rate swaps	4,357.0	178.7	(0.5)
	40,564.5	283.6	(210.8)
Derivatives in economic hedging relationships but not in accounting hedge relationships			
Interest rate derivatives			
Interest rate swaps	11,175.4	141.8	(47.6)
Caps, floors and options	90.0	6.5	—
Equity index swaps	197.7	20.0	(0.9)
Embedded derivatives	181.5	—	(30.3)
	11,644.6	168.3	(78.8)
Currency derivatives			
Cross currency swaps	6,999.1	266.7	(107.8)
Forward foreign exchange	4,451.0	51.3	(3.1)
	11,450.1	318.0	(110.9)
Total derivatives in economic hedging relationships	23,094.7	486.3	(189.7)
Total recognized derivative assets/(liabilities)	63,659.2	769.9	(400.5)

FINANCIAL RISK MANAGEMENT

Risk Management

Details of Northern Rock's corporate governance framework are included within "Board Practices" in this Offering Circular. A discussion of the roles of the Board and the Risk Committee also is included in "Board Practices".

The Board establishes the parameters for risk appetite for the Group through:

- Setting strategic direction.
- Contributing to, and ultimately approving the annual operational plan.
- Regularly reviewing and monitoring the Group's performance in relation to risk through monthly Board reports.

The Board delegates the articulation of risk appetite to Management Board Asset and Liability Committee ("**Management Board**") and ensures that this is in line with the strategy and the desired risk reward trade off for the Group. Risk appetite is assessed against regular (often daily) controls and stress testing to ensure that the limits are not compromised in abnormal circumstances. Risk appetite is usually defined in both quantitative and qualitative terms. While different techniques are used to ensure that the Group's risk appetite is achieved, they can be classified as follows:

- Quantitative: encompassing stress testing, risk concentration, credit related metrics, including the probability of default, loss given default and exposure at default.
- Qualitative: focuses on ensuring that the Group applies the correct principles, policies and procedures.

The annual business planning and performance management process and associated activities ensure the expression of risk appetite remains appropriate.

The Director of Risk works with management to identify and assess the key risk exposures of existing and new business activities and assists business functions to formulate and implement appropriate risk management policies, methodologies and infrastructure. Each business area is responsible for the identification and quantification of their particular risk exposures and implementing risk management policies and procedures agreed by the Board.

The principal risks the Group manages are as follows:

- Credit risk: the risk arising from the possibility that the Group will incur losses from the failure of customers and counterparties to meet their obligations.
- Liquidity risk: the risk that the Group is unable to meet its obligations as they fall due.
- Operational risk: Operational risk is defined as the risk arising from the Group's people, processes, systems and assets.
- Market risk: the risk that changes in the level of interest rates, the rate of exchange between currencies or the price of securities or other financial contracts, including derivatives, will have an adverse impact on the results of operations or financial condition of the Group.

The Group's approach to managing each of these risks is set out below.

Credit Risk

The objective of credit risk management is to enable the Group to achieve sustainable and superior risk versus reward performance while maintaining credit risk exposure in line with approved risk appetite.

Credit risk is the risk of loss if another party fails to meet its financial obligations to the Group, including failing to perform them in a timely manner. Credit risk occurs mainly in the Group's loans and investment assets, and in derivative contracts. Good credit risk management is essential to ensure that the Group's cost advantage is not undermined by poor quality loans.

Credit Approval Process

Retail

Different credit approval processes exist for each customer type in order to ensure appropriate skills and resources are employed in credit assessment and approval while following the key principles relating to credit approval.

The customer loan risk management process incorporates sophisticated credit scoring systems to assess the credit risk associated with residential mortgage loans and unsecured loans, at both individual transaction and portfolio levels, together with the use of operational limits, credit authorization procedures and credit control and review. Credit risk is assessed both at the point of granting a loan, and also throughout the life of the loan. Northern Rock further controls credit risk by reviewing several key factors in managing the portfolio to ensure prudent lending. This helps to manage the quality of the portfolio as it grows. These factors include:

- *Emphasis on next time buyers and remortgage customers relative to first time buyers*: In Northern Rock's experience, customers who have proven mortgage repayment records offer a lower level of risk. Of gross new residential mortgage lending in 2006, 44% (as compared to 39% in 2005) was to next time buyers and 32% (as compared to 37% in 2005) was to remortgage customers.
- *Loan size*: Northern Rock's policy matches maximum LTV ratios with permissible property values. Loans up to £300,000 attract a maximum LTV of 95%, whereas loans over £300,000 attract a maximum of 90%. In 2006, only 5.1% (as compared to 3.4% in 2005) of residential mortgage loans were in excess of £500,000.
- *Geographic spread*: Distribution channels for new residential mortgage lending are designed to avoid excessive reliance on any one geographical region.
- *Size of loan relative to the value of the property*: Northern Rock's current policy is for at least 65% of new residential mortgage lending in any one year to have LTVs of 90% or lower.
- *Probability of Default ("*PD*") and Loss Given Default ("*LGD*")*: PD and LGD limits have been established for Northern Rock's lending portfolios to ensure that the percentage of exposures falling into the highest risk bands is limited.

Treasury

Within the Group's Treasury function, the overall policy is to minimize credit risk through the use of operational credit limits, credit authorization and credit control and review. Credit limits authorized by Executive Management are established for specified counterparties, and are continually monitored to ensure that actual exposures do not exceed authorized levels. These limits are based on a number of factors including external and internal ratings and capital of Northern Rock. Group limits have been incorporated to ensure that Northern Rock does not exceed its exposure to either a single counterparty or group of closely-related counterparties. Country limits have been incorporated to ensure that Northern Rock does not exceed its exposure in a geographical region. Master netting agreements are in place with all derivative counterparties. In addition most of the exposures created by derivatives are mitigated through the use of collateral agreements negotiated with derivative counterparties. Other techniques (including margining, credit breaks, compounding, termination and credit derivatives) are used periodically to mitigate the credit risk associated with particular transactions or group of transactions.

Credit risk models

Credit risk models are used throughout the Group to support the analytical elements of the credit risk management framework, in particular the quantitative risk assessment part of the credit approval process, ongoing credit monitoring as well as portfolio level analysis and reporting.

Credit risk models used by the Group can be broadly grouped into two categories.

- *PD/customer credit grade* — these models assess the probability that a customer will fail to make full and timely repayment of credit obligations over a time horizon. Each customer is assigned a score which corresponds to probability of default. There are a number of

different credit grading models in use across the Group, each of which considers particular customer characteristics. The credit grading models use a combination of quantitative inputs, such as recent financial performance, credit bureau data and customer behavior.

- *LGD* — these models estimate the expected loss that may be suffered by the Group on a credit facility in the event of default. The Group's LGD models take into account the type of borrower and any security held.

Credit risk modeling governance

Management Board has delegated the day to day governance of credit models to the Retail Credit Risk Approval Group and Treasury Credit Risk Approval Group. These Groups are responsible for:

- Establishing high level standards to which all credit risk models across the Group must adhere.
- Approving all credit risk models prior to implementation and reviewing existing models on at least an annual basis.
- Developing credit risk models appropriate for the types of borrower and obtaining approval from Management Board for their implementation.
- Validating the models on at least an annual basis and submitting documentation of these validations to Management Board with appropriate recommendations on recalibration, where applicable.
- Obtaining approval from Management Board for any new methodology or parameter estimates used in existing credit risk models prior to implementation.

Liquidity Risk

Liquidity risk arises from the mismatch in the cashflows generated from current and expected assets, liabilities and derivatives. The Group's liquidity policy is to ensure that it is able to meet retail withdrawals, repay wholesale funds as they fall due, and meet current lending requirements. It also ensures that it meets FSA liquidity rules, which require the Group to be able to meet its sterling obligations without recourse to the wholesale money markets for a period of at least five business days.

To ensure that it meets these requirements, the Group has approved a Liquidity and Treasury Assets Policy Statement, compliance with which enables it to meet both the requirements of the FSA and internal policy requirements. This is achieved by managing a diversified portfolio of high quality liquid assets, and a balanced maturity portfolio of wholesale and retail funds. Longer term funds are raised through the Group's medium-term note programs. The Board reviews the Policy Statement annually, and on a more frequent basis if any significant changes are proposed or required.

As well as approving the types of liquid asset that may be bought, the Liquidity and Treasury Assets Policy Statement sets out approved operational limits and establishes operational guidelines for managing the Group's liquidity risk. The Treasury Director monitors liquidity on a daily basis, using daily cashflow liquidity and sterling stock liquidity reports, together with daily movement reports, portfolio analyses and maturity profiles. The Board receives monthly liquidity reports analyzing the liquid assets and showing the percentages of assets held in each asset type.

Operational Risk

Operational risk is the risk of opportunities foregone, reputational damage or financial losses, resulting from inadequacies or failures in internal processes, people or systems, or from external events. The three main categories of operational risk losses are direct financial losses, indirect losses due to impairment of the Group's reputation, and potential earnings foregone because of the lack of operational ability to process business.

The key components of operational risk are systems and processes, technology, customers, external events and relationships, people, reconciliation and accounting, new activities and legal and compliance.

To minimize operational risk, the Group has implemented a Risk Policy and an Operational Risk Policy. Management Board directors and senior line managers are primarily responsible for ensuring effective operational risk management exists within their areas — in particular, the setting of tolerances, monitoring and reporting of operational risks. Where appropriate, Northern Rock establishes suitable cost-effective processes to mitigate or transfer operational risk exposures.

Operational risks are controlled and managed on a decentralized basis, with responsibility and authority to mitigate these risks delegated to the relevant line management. Northern Rock's support functions provide corporate policies, processes and reporting mechanisms as appropriate to the "front line" functions for the range of operational risks faced.

Market Risk

Market risk is the risk that changes in the level of interest rates, the rate of exchange between currencies or the price of securities or other financial contracts, including derivatives, will have an adverse impact on the results of operations or financial condition of the Group. The principal market risks to which the Group is exposed are interest rate risk and foreign exchange (currency) risk. The principal financial instruments that expose the Group to such risks are loans, deposits, securities and derivatives, none of which are used for trading purposes.

To manage the Group's exposure to market risk, the Board has adopted a Balance Sheet Structural Risk Management and Hedging Policy Statement. This sets out the Group's policy for managing balance sheet market risk, and the use of derivatives in achieving this. It enables the Board to assess, monitor and manage the current and expected interest rate risk, credit risk and currency risk in the balance sheet in line with the Group's overall risk policies.

Interest rate risk

The Group offers numerous banking, mortgage and savings products with varying interest rate features and maturities which create potential interest rate risk exposures. Interest rate risk arises as a result of timing differences on the re-pricing of assets and liabilities, unexpected changes in the slope and shape of yield curves and changes in correlation of interest rates between different financial instruments (often referred to as basis risk). In addition to interest rate risk positions managed within controlled risk limits within the Group, structural interest rate risk arises in the Group's consolidated balance sheet as a result of fixed rate, variable rate and non interest bearing assets and liabilities. The Group closely monitors interest rate movements, the interest rate and re-pricing maturity structure of its interest bearing assets and liabilities and the level of non-interest bearing assets and liabilities.

Interest rate sensitivity refers to the relationship between interest rates and net interest income resulting from the periodic re-pricing of assets and liabilities. Northern Rock also offers fixed rate residential mortgages and savings products on which the interest rate paid by or to the customer is fixed for an agreed period of time at the start of the contract. Northern Rock matches the expected maturity profiles of its interest earning assets and interest bearing liabilities through the use of derivatives. The risk of prepayment is additionally reduced by imposing charges if the customers terminate their contracts early.

The Group uses a number of measures to monitor and control interest rate risk and sensitivity. One such measure evaluates the difference in principal value between assets and liabilities repricing in various gap periods. Risk weights are assigned to each gap period which reflect potential losses for a given change in rates, and based on these a capital allocation is calculated for each period. The risk is controlled through setting maximum overall capital allocations, and individual capital allocations for each gap period.

A second control used measures earnings at risk from unmatched positions in fixed rate lending. The Group imposes a limit on the value of such earnings that may be at risk, based upon various scenarios of adverse interest rate changes.

The sensitivity of earnings to changes in interest rates is measured by comparing forecast net interest income over a 12 month period under two interest rate scenarios, a 1% parallel increase and decrease in all yield curves. Forecasts are based on measuring the sensitivity of net interest income for all on-balance sheet and derivative instruments while maintaining a consistent balance sheet size and

structure throughout the simulation period. Forecasts include the effect on net interest income of those instruments which have embedded optionality. Forecasts also include other simplifying assumptions, such as no management action in response to a change in interest rates. An immediate hypothetical 1% parallel increase and decrease in all yield curves on December 31, 2006 would result in a decrease of £118.9 million (as compared to £32.4 million in 2005) and an increase of £113.6 million (as compared to £28.4 million in 2005), respectively, in planned net interest income for the twelve months to December 31, 2007.

2006	Within 3 months	After 3 months but within 6 months	After 6 months but within 1 year	After 1 year but within 5 years	After 5 years	Non-Interest Bearing funds	Total
			(£ millions, except percentages)				
Assets							
Cash and balances with central banks	890.9	—	—	—	—	65.1	956.0
Loans and advances to banks	5,483.8	122.5	15.0	—	—	—	5,621.3
Loans and advances to customers	26,029.8	4,706.0	10,148.4	42,877.8	2,599.7	—	86,361.7
Investment securities	4,649.0	55.3	461.5	981.0	483.6	—	6,630.4
Other assets	—	—	—	—	—	1,441.2	1,441.2
Total assets	37,053.5	4,883.8	10,624.9	43,858.8	3,083.5	1,506.3	101,010.6
Liabilities							
Deposits by banks	1,991.8	88.4	53.0	3.0	—	—	2,136.2
Customer accounts	19,923.0	1,422.4	3,688.7	1,833.5	—	—	26,867.6
Debt securities in issue	51,499.9	622.3	1,397.4	6,331.0	4,443.7	—	64,294.3
Subordinated liabilities	—	—	—	291.6	470.8	—	762.4
Tier one notes	—	—	—	—	209.4	—	209.4
Other liabilities	—	—	—	—	—	3,530.1	3,530.1
Shareholders' equity	—	—	—	—	—	2,174.8	2,174.8
Non shareholders' equity	—	—	—	—	—	1,035.8	1,035.8
Total liabilities	73,414.7	2,133.1	5,139.1	8,459.1	5,123.9	6,740.7	101,010.6
Total interest rate sensitivity gap	(36,361.2)	2,750.7	5,485.8	35,399.7	(2,040.6)	(5,234.4)	—
Cumulative interest rate sensitivity gap	(36,361.2)	(33,610.5)	(28,124.7)	7,275.0	5,234.4	—	—

Currency risk

Currency risk arises as a result of the Group having assets, liabilities and derivative items that are denominated in currencies other than sterling as a result of normal banking activities, including wholesale funding.

In addition to raising funds through sterling money markets, capital markets and the domestic retail savings market, the Group raises funds through issuing non-sterling denominated commercial paper, certificates of deposit, medium-term debt securities (including securitized notes and covered bonds) and retail funds. The most significant currencies in which Northern Rock has transactions are U.S. dollars and the Euro. The Group's policy is to mitigate fully any exchange rate exposures by using cross currency swaps and forward foreign exchange contracts, or to match exposures with assets denominated in the same currency. Consequently, the sensitivity of income to changes in foreign exchange rates is insignificant.

The table below sets forth the value in sterling of all assets and liabilities of the Group denominated in a currency other than sterling at December 31, 2006 and 2005. The figures in the table below should not be viewed as indicating the Group's exposure to foreign exchange risk due to the use of hedging instruments discussed above.

	Group	
	2006	2005
	(£ millions)	
Assets	3,255.6	2,569.1
Liabilities	52,005.9	38,578.4

Use of derivatives

The Board has authorized the use of derivative instruments for the purpose of supporting the strategic and operational business activities of the Group and reducing the risk of loss arising from changes in interest rates and exchange rates. All use of derivative instruments within the Group is to hedge economic risk exposure, and the Group takes no trading positions in derivatives.

The Group uses a number of derivative instruments to reduce interest rate risk and currency risk. These include interest rate swaps, interest rate options, forward rate agreements, interest rate and bond futures, currency swaps and forward foreign exchange contracts. The objective, when using any derivative instrument, is to ensure that the risk to reward profile of any transaction is optimized. Where either a balance sheet derivative instrument or an alternative balance sheet asset or liability could be used for a specific purpose, or where more than one derivative instrument could be used, the Group will select the instrument that optimizes the following conditions:

- minimize capital utilization;
- maximize income or minimize cost;
- maximize liquidity;
- minimize administrative and accounting complexity; and
- minimize the Group's tax liability.

The benefits of using derivative instruments are measured by examining the anticipated consequences of not hedging the perceived risk in terms of revenue or capital loss. The vast majority of the Group's derivatives activity is contracted with banks and other financial institutions.

Analysis of activities and related derivative instrument

The following table sets out activities undertaken by the Group and the related risks associated with such activities, and provides details of the types of derivatives used in economically managing such risks.

Activity	Risk	Type of Derivative
Management of the return on variable rate assets	Reduced profitability due to falls in short-term interest rates	Receive fixed interest rate swaps Purchase interest rate options Sell forward rate agreements Purchase interest rate futures
Fixed-rate lending	Sensitivity to increases in interest rates	Pay fixed interest rate swaps Purchase interest rate caps
	Sensitivity to decreases in medium/long-term interest rates, resulting in prepayment	Impose early repayment penalty charges
Fixed-rate retail and wholesale funding	Sensitivity to falls in short-term interest rates	Receive fixed interest rate swaps
Fixed-rate asset investments	Sensitivity to increase in interest rates	Pay fixed interest rate swaps
Re-financing of wholesale funding	Sensitivity to increase in interest rates	Sell bond futures Purchase forward rate agreements Sell interest rate futures
Investment in foreign currency assets	Sensitivity to strengthening of sterling against other currencies	Cross-currency swaps Foreign currency funding
Issuance of bonds in foreign currencies	Sensitivity to weakening of sterling against other currencies	Cross-currency swaps
Interest earned on foreign currency denominated debt securities	Sensitivity to strengthening of sterling against other currencies	Forward foreign exchange contracts Purchase currency options

Due to the specific requirements of IAS 39 to obtain hedge accounting, not all economic hedges are designated as accounting hedges, either because natural accounting offsets are expected or because obtaining hedge accounting would be especially onerous.

a) Fair Value Hedges

The Group designates a number of derivatives as fair value hedges. In particular the Group has three approaches establishing relationships for:

i) Hedging the interest rate and foreign currency exchange rate risk of non-prepayable, foreign currency denominated fixed rate assets or liabilities on a one-for-one basis with fixed/floating or floating/fixed cross currency interest rate swaps.

ii) Hedging the interest rate risk of a single currency portfolio of sterling, U.S. dollar and euro non-prepayable fixed rate assets/liabilities on a one-for-one basis with vanilla fixed/floating or floating/fixed interest rate swaps.

iii) Hedging the interest rate risk of a portfolio of prepayable fixed rate assets with interest rate derivatives. This solution is used to establish a macro fair value hedge for derivatives hedging fixed rate mortgages. The Group believes this solution is the most appropriate as it is consistent with its policy for hedging fixed rate mortgages on an economic basis.

The total fair value of derivatives included within fair value hedges at December 31, 2006 was £315.9 million.

b) Cash Flow Hedges

At present the Group does not designate any derivatives as cash flow hedges.

c) Net Investment Hedges

At present the Group does not designate any derivatives as net investment hedges.

Analysis of derivatives by type of contract

The table below shows the contract/notional amount and fair values of derivatives by type of contract as at December 31, 2006.

		Fair values	
	Contract/ notional amount	Assets	Liabilities
		(£ millions)	
Derivatives in accounting hedge relationships			
Derivatives designated as fair value hedges			
Interest rate swaps	45,083.9	469.5	(20.3)
Cross currency interest rate swaps	7,508.7	55.2	(188.5)
	52,592.6	524.7	(208.8)
Derivatives in economic hedging relationships but not in accounting hedge relationships			
Interest rate derivatives			
Interest rate swaps	13,861.6	194.2	(9.4)
Caps, floors and options	290.0	6.6	—
Equity index swaps	134.1	32.8	—
Embedded derivatives	133.0	—	(38.7)
	14,418.7	233.6	(48.1)
Currency derivatives			
Cross currency swaps	36,751.9	107.5	(1,941.6)
Forward foreign exchange	7,856.2	5.5	(194.0)
	44,428.1	113.0	(2,135.6)
Total derivatives in economic hedging relationships	58,846.8	346.6	(2,135.6)
Total recognized derivative assets/(liabilities)	111,439.4	871.3	(2,392.5)

At December 31, 2006, the Group had not entered into any derivatives transactions with significant leveraging features. Derivatives which are combinations of more basic transactions (such as swaps with embedded option features), or which have leverage features, may be used in circumstances where the underlying position being hedged contains the same risk features, for example, medium-term note issues based on equity indices or a multiple of an underlying asset or liability. Exposure to market risk on such contracts is therefore fully hedged. Credit risk on these contracts is monitored within tightly defined risk limits on the basis of the contractual terms of the instruments, rather than the face or contract amount.

SELECTED STATISTICAL INFORMATION

Information presented below in respect of the years ended and as at December 31, 2006, 2005 and 2004 has been prepared in accordance with IFRS.

Average Balance Sheets and Interest Rates

The following table shows average balances and interest rates for Northern Rock for the past three years.

	2006			2005			2004		
	Average Balance[1]	Interest[2]	Average Rate %	Average Balance[1]	Interest[2]	Average Rate %	Average Balance[1]	Interest[2]	Average Rate %
	(£ in millions, except percentages)								
Assets									
Cash and balances with central banks	430.6	20.7	4.81	14.4	0.3	2.08	10.6	0.2	1.89
Loans and advances to banks	4,681.0	216.9	4.63	4,772.4	212.1	4.44	4,093.9	179.7	4.39
Loans and advances to customers[3]	77,672.6	4,427.3	5.70	62,197.0	3,583.5	5.76	47,590.6	2,578.9	5.42
Investment securities	6,003.4	307.4	5.12	5,746.2	260.8	4.54	5,376.2	230.6	4.29
Total average interest-earning assets	88,787.6	4,972.3	5.60	72,730.0	4,056.7	5.58	57,071.3	2,989.4	5.24
Non interest earning assets									
Tangible fixed assets	185.7			175.6			164.3		
Other	2,366.8			2,068.5			1,021.1		
Total average assets	91,340.1			74,974.1			58,256.7		
Liabilities and shareholders' funds									
Deposits by banks	2,129.6	91.0	4.27	1,747.2	61.6	3.53	1,632.4	50.5	3.09
Retail customer accounts – demand deposits	2,771.5	101.1	3.65	2,539.1	96.8	3.81	952.5	17.6	1.85
Retail customer accounts – time deposits	18,943.5	859.6	4.54	16,371.2	744.9	4.55	15,486.4	672.1	4.34
Customer accounts – wholesale deposits	4,076.4	182.3	4.47	3,207.5	138.8	4.33	2,661.4	109.0	4.10
Debt securities in issue	57,070.4	2,826.4	4.95	45,420.5	2,198.3	4.84	33,396.4	1,555.0	4.66
Subordinated liabilities	765.6	53.4	6.97	765.2	53.7	7.02	1,379.8	85.5	6.20
Reserve capital instruments	—	(4.0)	—	—	(3.7)	—	300.0	19.8	6.60
Tier one notes	200.0	13.4	6.70	200.0	14.0	7.00	200.0	13.0	6.50
Total average interest-bearing liabilities	85,957.0	4,123.2	4.80	70,250.7	3,304.4	4.70	56,008.9	2,522.5	4.50
Non interest bearing liabilities									
Other	2,663.4			2,169.1			802.5		
Equity									
Shareholders' funds	1,683.9			1,518.5			1,445.3		
Non shareholders' funds	1,035.8			1,035.8			—		
Total average liabilities and equity	91,340.1			74,974.1			58,256.7		
Net interest margin									
Net interest income	849.1			752.3			466.9		
Interest income as a percentage of average interest-earning assets		5.60			5.58			5.24	
Interest expense as a percentage of average interest-bearing liabilities		4.80			4.70			4.50	
Interest spread		0.80			0.87			0.73	
Net interest margin[4]		0.96			1.03			0.82	

Notes:

(1) Average balances are based upon monthly data for Northern Rock and its subsidiaries.

(2) For the purpose of the average balance sheet, interest income and interest expense have been stated after allocation of interest on instruments entered into for hedging purposes.

(3) Loans and advances to customers includes non-performing loans, net of allowances for loan losses. See "Allowance for Loan Losses" and "Problem and Non-Performing Loans and Advances" below.

(4) Net interest margin represents net interest income as a percentage of average interest earning assets.

The following tables set forth prevailing average interest rates and yields, spreads and margins for the three years ended December 31, 2006.

	At December 31,		
	2006	2005	2004
		(%)	
Prevailing Average Interest Rates			
United Kingdom:			
Banks base rate	4.64	4.65	4.38
London inter-bank offered rate:			
Three month sterling	4.85	4.76	4.64
Three month Eurodollar	5.20	3.57	1.62
United States:			
Prime rate	7.96	6.19	4.35
Yields, Spreads and Margins			
Gross yield(1)	5.60	5.58	5.24
Net interest spread(2)	0.80	0.87	0.73
Net interest margin(3)	0.96	1.03	0.82

Notes:

(1) Gross yield represents interest income as a percentage of average interest-earning assets.

(2) Net interest spread represents the difference between the gross yield and the interest expense as a percentage of average interest bearing liabilities.

(3) Net interest margin represents net interest income as a percentage of average interest earning assets.

Changes in Net Interest Income-Volume and Rate Analysis

The following table allocates changes in interest income, interest expense and net interest income between changes in volume and changes in rate for the years ended December 31, 2006 and 2005. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities. The variance caused by changes in both volume and rate has been allocated to rate changes.

		2006/2005 Changes due to Increase/(decrease) in:			2005/2004 Changes due to Increase/(decrease) in:	
	Total Change	Volume	Rate	Total Change	Volume	Rate
	(£ millions)					
Interest Income						
Cash and balances with central banks	20.4	8.7	11.7	0.1	0.1	—
Loans and advances to banks	4.8	(4.1)	8.9	32.4	29.8	2.6
Loans and advances to customers	843.8	891.4	(47.6)	1,004.6	791.7	212.9
Investment securities	46.6	11.7	34.9	30.2	15.9	14.3
Total interest income	915.6	907.7	7.9	1,067.3	837.5	229.8
Interest Expenses						
Deposits by banks	29.4	13.5	15.9	11.1	3.5	7.6
Retail customer accounts – demand deposits	4.3	8.9	(4.6)	79.2	29.4	49.8
Retail customer accounts – time deposits	114.7	117.0	(2.3)	72.8	38.4	34.4
Customer accounts – wholesale deposits	43.5	37.6	5.9	29.8	22.4	7.4
Debt securities in issue	628.1	563.9	64.2	643.3	560.3	83.0
Subordinated liabilities	(0.3)	—	(0.3)	(31.8)	(38.1)	6.3
Reserve capital instruments	(0.3)	(0.3)	—	(23.5)	(23.5)	—
Tier one notes	(0.6)	—	(0.6)	1.0	—	1.0
Total interest expense	818.8	740.6	78.2	781.9	592.4	189.5
Net interest income(1)	96.8	167.1	(70.3)	285.4	245.1	40.3

Note:

(1) Interest income, interest expense and net interest income have been stated after allocation of interest on instruments entered into for hedging purposes.

Investment Securities

The following table sets forth the amortized cost and market values of securities as at December 31 for each of the three years indicated. Investment securities are recorded in the balance sheet at market value.

	2006 Amortized cost	2006 Market Value[1]	2005 Amortized cost	2005 Market Value[1]	2004 Amortized cost	2004 Market Value[1]
			(£ millions)			
Investment securities[2]						
Debt securities						
U.K. Government[3]	1,666.6	1,639.6	1,312.7	1,318.7	737.3	752.8
Other public sector securities	37.3	37.1	149.0	150.3	551.7	559.6
Bank and Building Society certificates of deposit. .	475.1	474.9	483.2	483.2	456.2	456.2
Other issuers:						
Floating rate notes	1,265.1	1,266.0	1,130.7	1,132.1	1,150.4	1,155.4
Mortgage-backed securities	1,850.3	1,852.3	1,566.8	1,570.8	1,115.4	1,120.8
Other asset-backed securities	716.3	717.6	191.0	191.3	178.7	179.1
Other	375.1	370.0	386.9	390.5	552.5	558.7
Equity shares and other variable yield securities	247.6	272.9	118.6	140.2	575.6	591.1
Total................	6,633.4	6,510.1	5,338.9	5,377.1	5,317.8	5,373.7

Notes:

(1) There are hedges in place in respect of certain securities where the rise or fall in their market value will be offset by a substantially equivalent reduction or increase in the value of the hedges which are not included in the market value of the debt securities.

(2) Investment securities include government securities held as part of the Group's treasury management portfolio for asset/liability management, liquidity and regulatory purposes and are for use on a continuing basis in the activities of the Group. In addition, the Group holds as investment securities listed and unlisted corporate securities.

(3) At December 31, 2006, the market value of U.K. Government securities held by Northern Rock were equal to 75.4% of total stockholders' equity. Northern Rock had no other investments in any one counterparty exceeding 10% of Northern Rock's stockholders' equity at December 31, 2006.

The following table sets forth the maturities of investment securities at December 31, 2006.

	Maturing within one year		Maturing after one but within five years		Maturing after five years but within ten years		Maturing after ten years		Total	
							(£ millions, except percentages)			
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.K. Government	715.1	5.82	747.3	4.60	204.2	4.85	—	—	1,666.6	5.15
Other public sector securities	34.1	3.00	—	—	—	—	3.2	4.54	37.3	3.13
Bank and building society certificates of deposit	475.1	4.95	—	—	—	—	—	—	475.1	4.95
Other issuers[(1)]	370.5	5.17	1,156.2	4.82	461.3	4.88	2,218.8	5.16	4,206.8	5.04
Sub total	1,594.8	5.35	1,903.5	4.74	665.5	4.87	2,222.0	5.15	6,385.8	5.05
Equity shares and other variable yield securities	—		61.7		68.0		117.9		247.6	
Total book value	1,594.8		1,965.2		733.5		2,339.9		6,633.4	
Total market value	1,591.4		1,947.4		747.7		2,343.9		6,630.4	

Note:

(1) Included within "Other issuers" are asset-backed securities. These securities are classified in the table according to their contractual maturity dates; however, redemption of these securities is expected on average to take place between four and ten years from date of issue. As with the underlying assets, asset-backed securities involve prepayment risks; however, the Group's exposure to this type of risk is limited by the high proportion of floating rate assets in this category. See "Financial Risk Management" on pages 67 to 74 of this Offering Circular for further explanation of the Group's risk management and hedging strategy.

Loans and Advances to Banks

For the years ended December 31, 2006, 2005 and 2004, cash ratio deposits held with central banks are excluded from loans and advances to banks and shown within cash and balances with central banks.

Loans and Advances to Banks

	Year ended December 31,		
	2006	2005	2004
	(£ millions)		
Total loans and advances to banks	5,621.3	5,073.8	3,674.2

The following table sets forth loans and advances to banks by maturity at December 31, 2006.

Maturity Analysis of Loans and Advances to Banks

	On Demand	In not more than three months	In more than three months but not more than one year	In more than one year but not more than five years	In more than five years	Total
	(£ millions)					
Loans and advances to banks	77.9	5,405.9	137.5	—	—	5,621.3

Interest Rate Sensitivity of Loans and Advances to Banks

	At December 31, 2006
	(£ millions)
Fixed Rate	4,767.0
Variable Rate	854.3
Total	5,621.3

Loans and Advances to Customers

The Group provides lending facilities primarily to personal customers in the form of mortgages secured on residential properties and in the form of unsecured lending and a limited number of lending facilities to corporate customers.

The following table sets forth total loans and advances to customers at the indicated dates.

Loans and Advances to Customers[1]

	Year ended December 31,		
	2006	2005	2004
	£ millions)		
Advances secured on residential property	30,094.1	23,900.7	27,000.7
Advances secured on residential property (subject to securitization)	47,197.6	38,356.3	21,661.1
Total advances secured on residential property	77,291.7	62,257.0	48,661.8
Other secured advances	1,025.4	743.5	1,278.1
Other secured advances (subject to securitization)	534.5	779.8	238.4
Total other secured advances	1,559.9	1,523.3	1,516.5
Unsecured loans not subject to securitization	7,277.0	5,788.6	4,581.4
Unsecured investment loans	556.5	507.2	9.1
Total	86,685.1	70,076.1	54,768.8

Note:

(1) No single concentration of lending, with the exception of advances secured on residential properties in the United Kingdom, as disclosed above, accounts for more than 10% of Group lending and no individual country, other than the United Kingdom, accounts for more than 5% of total Group lending.

The following table sets forth certain loans and advances to customers by maturity at December 31, 2006.

	On demand	In not more than three months	In more than three months but not more than six months	In more than six months but not more than one year	In more than one year but not more than five years	In more than five years	Provisions	Total
				(£ millions)				
Advances secured on residential property not subject to securitization	—	248.6	156.1	311.8	2,681.2	26,722.6	(26.2)	30,094.1
Advances secured on residential property subject to securitization	—	347.1	346.1	692.0	5,652.4	40,160.0	—	47,197.6
Other secured advances not subject to securitization	—	12.9	12.9	25.9	267.9	713.2	(7.4)	1,025.4
Other secured loans subject to securitization	—	7.2	7.2	14.4	126.5	379.2	—	534.5
Unsecured loans not subject to securitization	4.4	38.0	46.0	130.4	2,409.1	4,741.5	(92.4)	7,277.0
Unsecured investment loans	—	245.5	28.1	7.6	251.0	24.3	—	556.5
Total	4.4	899.3	596.4	1,182.1	11,388.1	72,740.8	(126.0)	86,685.1

Interest Rate Sensitivity of Loans and Advances to Customers

	At December 31, 2006
	(£ millions)
Fixed Rate	66,535.8
Variable Rate	20,149.3
Total	86,685.1

Allowance for Loan Losses

Through various processes Northern Rock actively monitors credit risk on an ongoing basis for its entire loan portfolio. Northern Rock's impairment allowance policy requires an adequate allowance to be maintained to cover losses in the loan portfolio. The impairment allowance methodology is as follows:

Individual assessments: Northern Rock first assesses whether objective evidence of impairment exists individually for loans that are individually significant. Objective evidence that a financial asset is impaired includes observable data that comes to the attention of the Group about the following loss events:

(a) significant financial difficulty of the customer;

(b) a breach of contract, such as a default or delinquency in interest or principal repayments; or

(c) granting to the borrower a concession that Northern Rock would not otherwise consider.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the loan's carrying amount and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the loan's original effective interest rate. The carrying amount of the loan is reduced through the use of an impairment allowance and the amount of the loss is recognized in the income statement. In future periods the unwind of the discount is recognized within interest income.

Collective assessments: If Northern Rock determines that no objective evidence of impairment exists for an individually assessed loan, whether significant or not, it includes the loan in a group of loans with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on a group of loans with similar characteristics has been incurred, the amount of the loss is measured as the difference between the group of loans carrying amount and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the group of loans average original effective interest rate. The carrying amount of the group of loans is reduced through the use of an impairment allowance and the amount of the loss is recognized in the income statement. In future periods the unwind of the discount is recognized within interest income.

Recoveries: Recoveries of prior losses are recorded in income in the period of recovery as an offset against the impairment allowance. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the customer's credit rating), the previously recognized impairment loss is reversed by adjusting the impairment allowance. The amount of the reversal is recognized in the income statement.

Amounts written off: When a loan is uncollectible, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts

previously written off decrease the amount of the provision for loan impairment in the income statement.

The following tables show Northern Rock's allowance for loan losses as at the year-end for the past five years and the movements in the allowance for loan losses for each of the years then ended.

Analysis of Year-End Allowance for Loan Losses

	Year ended December 31,		
	2006	2005	2004
		(£ millions)	
Advances secured on residential properties	26.2	32.5	36.3
Other secured advances	7.4	4.7	12.2
Unsecured loans	92.4	87.1	78.4
Total allowance	126.0	124.3	126.9
Ratios			
Total related allowances at each year end as a percentage of year-end:			
Advances secured on residential properties	0.03%	0.05%	0.07%
Other secured advances	0.47%	0.31%	0.80%
Unsecured loans	1.25%	1.48%	1.68%
Total allowance at each year end as a percentage of:			
Total loans and advances to customers at year end	0.15%	0.18%	0.23%
Provisions charged against income as a percentage of total loans and advances to customers at year end	0.09%	0.08%	0.09%
Net charge-offs as a percentage of average loans and advances to customers	0.11%	0.09%	n/a
Total loans and advances ratios			
As a percentage of total loans and advances to customers:			
Advances secured on residential properties	89.1%	88.7%	88.7%
Other secured advances	1.8%	2.2%	2.8%
Unsecured loans	9.1%	9.1%	8.5%

Movements in Allowance for Loan Losses

	Year ended December 31,		
	2006	2005	2004
		(£ millions)	
Allowance at the beginning of the year	124.3	126.9	101.3
IAS adoption	—	(3.3)	8.6
	124.3	123.6	109.9
Amounts written off:			
Advances secured on residential properties	(13.8)	(10.8)	(3.8)
Other secured advances	—	(0.4)	(1.7)
Unsecured advances	(69.0)	(48.0)	(26.0)
	(82.8)	(59.2)	(31.5)
Provisions charged against income:			
Advances secured on residential properties	9.4	17.9	0.4
Other secured advances	2.3	2.7	0.8
Unsecured advances	91.0	45.6	50.2
	102.7	66.2	51.4
Adjustments to provisions resulting from recoveries:			
Advances secured on residential property	(3.0)	(0.6)	(0.9)
Other secured advances	(0.1)	—	(0.1)
Unsecured advances	(18.4)	(9.0)	(1.9)
	(21.5)	(9.6)	(2.9)
Discount unwind:			
Advances secured on residential property	1.1	1.1	—
Other secured advances	0.5	0.5	—
Unsecured advances	1.7	1.7	—
	3.3	3.3	—
Allowance at the end of the year	126.0	124.3	126.9

Trends in the allowance for loan loss ratios shown above are consistent with Northern Rock's past due experience over the past three years. Northern Rock has consistently maintained a low appetite for credit risk which has, together with other factors, resulted in an overall loan portfolio of high credit quality. Northern Rock's underwriting criteria for commercial lending continues to result in controlled growth with lower risk commercial borrowers. At December 31, 2006, total year-end allowances for loan losses on unsecured loans amount to £92.4 million compared with £87.1 million at December 31, 2005. This increase reflects the increase in outstanding unsecured balances and the continuing improvement in credit quality resulting in the ratio of unsecured loan allowances decreasing from 1.48% at year end 2005 to 1.25% at year end 2006.

Problem and Non-performing Loans and Advances

Problem and Non-performing loans and advances are analyzed and reported in categories which reflect U.S. lending and accounting practices. However, lending and accounting practices differ in the U.K. from those practices employed in the U.S. Different terminology is also used in the U.S. as compared to the U.K. to describe the same items. The following summary includes the primary differences in bank terminology and lending and accounting practices.

Differences in terminology

U.K.	U.S.
Loans and advances	Loans and advances or "lendings"
Impairment allowance	Allowance for lending or loan losses
Interest receivable	Interest income
In arrears	Past-due
Loans with interest suspended	Loans in non-accrual status
Write-offs	Charge-offs
Repossession	Foreclosure
Property in possession	Foreclosed property, acquired property or other real estate owned
Problem loans and advances	Impaired loans and advances

Differences in Lending and Accounting Practices

In the U.S., it is the typical practice of banks to stop accruing interest when payments on loans and advances are 90 days or more past due or when recovery of both principal and interest is doubtful. Accrued interest upon transfer to non-accrual status is reversed from income and no further interest is recognized until it becomes probable that the principal and interest will be repaid in full in accordance with the contractual terms. In accordance with IFRS, Northern Rock continues to accrue interest, where appropriate, to customer accounts even where recovery is in doubt. This accrued interest is added to the loan balance, and it is recorded as income during the period. Although this practice has no effect on net income when compared to the practice employed in the U.S., it has the effect of increasing the reported level of problem and potential non-performing loans and advances for U.K. banks in comparison with U.S. banks.

In the U.S., non-performing loans and advances are typically charged-off earlier than in the U.K. As a result, a U.K. bank may appear to have a higher level of non-performing loans and advances than a U.S. bank. In the U.K. such loans would be accounted for as loans subject to repossession as described below.

In most circumstances in the U.S., title to property securing residential real estate transfers to the lender upon foreclosure. At foreclosure the loan is charged off and the acquired property is recorded at fair value with any recoveries recorded as an offset to the provision for loan losses for the period. Any specific allowance relating to the loan is not carried forward. The acquired property is subsequently reported in other assets on the balance sheet at the lower of cost or fair value less selling costs. Cost is defined as the fair value of the acquired property at the time of foreclosure. Upon sale of the acquired property, U.S. banks will record gains and losses in the income statement as gain or loss on acquired property.

Although a bank is entitled under U.K. law to enforce a first charge on property held as security in the U.K., it typically does so only to the extent of enforcing its power of sale. Northern Rock accounts for repossessed property in accordance with IFRS and industry practice for U.K. banks. At repossession, Northern Rock takes control of the property held as security on a loan but title does not transfer to the Bank. As U.K. banks generally do not take title to the property held as security, they are obligated to remit to the borrower any gain, in excess of the bank's net investment in the loan, realized upon the sale of the property. In contrast, U.S. banks may take title to the property upon foreclosure and, although generally not a common occurrence, a U.S. bank can recognize a gain upon the sale of the property.

Loans subject to repossession continue to be reported by Northern Rock as loans in the balance sheet. Any recoveries or additional losses realized upon the subsequent sale of the property are recorded by Northern Rock within the provision for loan losses during the reporting period. This practice results in a difference in the classification of losses and recoveries in the income statement. It also has the effect of increasing the reported level of non-performing loans for U.K. banks in comparison with U.S. banks. The amount of loans subject to repossession held by Northern Rock as at December 31, 2005 amounted to £50.6 million.

The following tables present non-performing loans and advances for Northern Rock.

Group Non-performing Loans

	At December 31,		
	2006	2005	2004
	(£ millions, except percentages)		
Accruing lendings on which a proportion of interest has been suspended and/or on which individual/specific allowance has been made	56.2	27.6	179.7
Accruing lendings 90 days overdue on which no interest has been suspended and on which no individual/specific allowance has been made	538.5	389.1	55.2
Non-accruing lendings	—	—	39.7
Troubled debt restructurings	46.0	36.1	23.1
Total non-performing lendings	640.7	452.8	297.7

The table below sets out the number of residential mortgage loans in arrears falling into each category and such figures as a proportion of the number of residential mortgage loans.

Analysis of Residential Mortgage Loans in Arrears

	At December 31,				
	2006	2005	2004	2003	2002
Number of residential mortgage loans in arrears:					
3 to 6 months	2,433	2,035	1,695	1,674	1,946
6 to 12 months	629	540	422	634	658
Over 12 months	34	16	18	106	133
Total	3,096	2,591	2,135	2,414	2,737
As a percentage of the total number of residential mortgage loans:					
3 to 6 months	0.3%	0.3%	0.3%	0.3%	0.4%
6 to 12 months	0.1%	0.1%	0.1%	0.2%	0.2%
Over 12 months	—	—	—	—	—
Total	0.4%	0.4%	0.4%	0.5%	0.6%

Until December 31, 2004 loans were designated as non-performing as soon as management had doubts as to the ultimate collectability of principal or interest. When a loan was designated as non-performing interest was not normally credited to the income statement and either interest accruals ceased ("non-accruing lendings") or interest was credited to an interest suspense account in the balance sheet which was netted against the relevant loan ("suspended interest"). Following the introduction of IAS 39 with effect from January 1, 2005 interest is no longer suspended and accounts are no longer classified as non-accruing.

Deposits

The following table sets forth the average balances for each type of deposit and the average rate for each type of deposit for the three years ended December 31.

	Year ended December 31,					
	2006		2005		2004	
	Average Balance	Average Rate %	Average Balance	Average Rate %	Average Balance	Average Rate %
	(£ millions, except percentages)					
Deposits by banks...	2,129.6	4.27	1,747.2	3.53	1,632.4	3.09
Retail demand deposits.........	2,771.5	3.65	2,539.1	3.81	952.5	1.85
Retail time deposits..	18,943.5	4.54	16,371.2	4.55	15,486.4	4.34
Wholesale deposits ..	4,076.4	4.47	3,207.5	4.33	2,661.4	4.10
Total.............	27,921.0		23,865.0		20,732.7	

Retail demand and time deposits are obtained through, and administered by, the retail distribution network including the offshore operations in Guernsey and Dublin. They are all interest bearing and interest rates are varied from time to time in response to competitive conditions. Retail demand deposits increased during 2006 largely due to the increases in fixed rate bonds and offshore accounts.

Time deposits comprise accounts which require customers to give notice of an intention to make a withdrawal, including fixed rate bonds, as well as postal and telephone deposit accounts. Delays in customers being able to use funds from postal and telephone accounts arise due to the impact of the time required for receipt of funds via mail or bank transfer following a request for withdrawal.

Wholesale deposits are sourced through the London money markets or over-the-counter (OTC) for which interest rates are quoted on request rather than being publicly advertised. These deposits are of fixed maturity and bear interest rates which reflect the inter bank money market rates.

A number of key factors have affected the U.K. retail savings market during the period 2004 to 2006. This period has seen sustained levels of competition from existing financial institutions. Improved technology has resulted in the introduction of cost efficient distribution methods (*e.g.*, telephone accounts and internet- based accounts). Bank base rate was 3.75% at the beginning of 2004, having hit an almost 50 year low of 3.5% during 2003. Rates then increased gradually to a high of 4.75% in August 2004. There followed a period of unchanged interest rates, except for a decrease to 4.5% in August 2005, until rates were slowly increased to 5% in the latter half of 2006. All of these factors have affected the composition of Northern Rock's savings products and the effective rate paid to customers.

Short-term borrowings

The following table contains information regarding the Group's short-term borrowings (*i.e.*, those with an original maturity of less than one year) for each of the three years ended December 31.

	Year ended December 31,		
	2006	2005	2004
	(£ millions, except percentages)		
Bank Deposits			
Year end balance	1,532.2	1,018.5	838.7
Maximum balance	2,625.6	1,544.8	1,636.2
Average balance	1,457.3	1,282.9	1,240.7
Average interest rate during year[1]	4.55%	3.34%	2.90%
Year end interest rate[2]	5.01%	3.78%	3.85%
Commercial Paper[3]			
Year end balance	5,629.5	3,593.3	3,201.1
Maximum balance	5,629.5	3,939.9	3,201.1
Average balance	3,677.2	3,201.1	2,263.7
Average interest rate during year[1]	4.03%	2.96%	3.13%
Year end interest rate[2]	4.52%	3.57%	3.42%
Certificates of Deposit			
Year end balance	2,794.4	4,158.6	3,834.1
Maximum balance	2,794.4	4,158.6	4,262.4
Average balance	1,760.5	3,311.3	3,277.1
Average interest rate during year[1]	4.81%	4.22%	3.98%
Year end interest rate[2]	5.21%	4.43%	4.48%

Notes:

(1) Average interest rates during the year are calculated by dividing total interest expense by the average amount borrowed.

(2) The year end interest rates presented are based on the rates paid and balances at a single day and as such may reflect market conditions that may not be indicative of generally prevailing market rates.

(3) Commercial paper included in the above analysis had an original maturity not exceeding 365 days.

The following table shows the maturity breakdown of certificates of deposit and time deposits of £51,101 (approximately $100,000) or more at December 31, 2006.

	Certificates of Deposit	Time Deposits	Total
		(£ millions)	
3 months	2,479.5	4,649.5	7,129.0
3 to 6 months	378.0	562.6	940.6
6 months to 1 year	149.3	525.8	675.1
Over 1 year	8.0	145.3	153.3
	3,014.8	5,883.2	8,898.0

COMPETITION

This section contains forward-looking statements that involve inherent risks and uncertainties. Northern Rock's actual results may differ materially from those contained in such forward-looking statements. See "Forward-Looking Statements" above.

Industry Background

Northern Rock's main competitors have traditionally been providers of personal financial services in the United Kingdom. These include banks, building societies, life insurance companies and mutual insurance organizations. In recent years, competitive pressures, consolidation and changes in the regulatory environment have led to a blurring of the boundaries between banks, building societies and insurance companies in the United Kingdom. In addition, in recent years new providers of financial services have emerged as competitors in the U.K. residential mortgage lending market and retail savings market. Below is a description of the traditional types of organizations that continue to compete with Northern Rock, as well as a description of certain new competitors.

Banks and building societies

There has been significant consolidation of banks and building societies in recent years. The number of building societies has fallen from 105 in 1992 to 60 currently. This reduction has been marked by the merger of certain of these organizations as well as acquisitions by existing banks.

Certain major financial service providers have also changed their legal status with Halifax, Woolwich and Alliance & Leicester building societies converting during 1997 to stock form U.K. licensed banks in the form of public limited liability companies. A number of building societies have chosen not to convert, and legislation was passed in 1997 to enable these organizations to compete more freely with banks. Despite this, Bradford and Bingley Building Society converted to a listed bank in December 2000.

Insurance Companies

The U.K. insurance industry has traditionally been comprised of a large number of mutual insurance organizations and several composite insurers originating a range of products, distributed through banks, building societies, direct sales forces and a large network of independent financial advisers. In recent years, the entry of building societies and banks into the market as originators, as well as distributors, has reduced this dominance.

Non-Traditional Competitors

Certain supermarkets and other large retailers and utility companies sell financial services to their customers. A number of U.K. banks have cooperation arrangements with large U.K. retailers to provide personal banking services to their customer base, including direct savings accounts through the mail or by telephone. In addition, insurance and life assurance companies have entered the mortgage and retail savings markets, and more recently foreign entities have been active in the U.K. retail savings market. Such companies are using low cost telephone, postal and internet-based distribution channels to offer competitively priced retail savings products and mortgages. Certain U.K. banks, notably HBOS and to a lesser extent Abbey, operate stand-alone, separately-branded internet banks. Northern Rock's response to such competition is to continue to develop its e-commerce capabilities as an integrated part of the Group's distribution strategy and to continue to offer customers a range of options for transacting business. See "— Description of Northern Rock and its Business — Distribution Network — Internet-based distribution" for a more detailed discussion of such activity to date.

The U.K. Residential Mortgage Market

The table below sets out information for the last five years concerning year-end balances of U.K. lending secured on residential property and the proportions held by banks, building societies and Northern Rock.

	Total Balances	Building Societies	Banks	Northern Rock
	(£ billions)	(%)	(%)	(%)
2002	675.2	18.3	69.3	4.3
2003	774.6	18.4	66.0	4.8
2004	877.5	18.2	61.9	5.5
2005	967.0	17.9	59.5	6.4
2006	1,079.1	17.6	56.1	7.1

Source: Bank of England data, except for information regarding Northern Rock's balances which are taken from Northern Rock's own data.

The table below sets out information for the last five years showing gross and net lending in the U.K.

	Gross	Net
	(£ billions)	
2002	220.7	78.8
2003	277.3	101.1
2004	291.2	100.7
2005	288.2	91.2
2006	345.0	111.1

Source: Bank of England data.

The U.K. residential mortgage market remained relatively buoyant in 2006, showing an increase in gross lending of £345 billon over 2005 lending figures (representing an increase of 20%) and an increase in net lending of 22%. This increase reflected average house price inflation of around 10% during 2006, supported by higher levels of house moving and generally low levels of unemployment. The year 2006 also saw a slight decrease in levels of re-mortgage activity with 39% of total U.K. gross lending attributable to re-mortgages, compared with 43% in 2005 and 41% in 2004.

Competition in the U.K. mortgage market involves defending the existing stock of balances and competing for the flow of new lending. New lending is driven by first-time buyers or next-time buyers remortgaging or changing homes. In recent years, the proportion of the population owning their own homes has stabilized at around 70%. Although this figure is high by European standards, Management believes it is unlikely to increase or decrease significantly in the near future. Consequently, Management views the mortgage market in the U.K. as a mature and highly commoditized market driven primarily by price, especially with respect to new lending.

A key feature of the U.K. mortgage market is the differential pricing structure that has developed, mainly in response to increased competition. New customers are offered attractive rates via discounts, tracker accounts, fixed and capped rates or cashbacks for a period of time, compared with existing customers who pay a standard variable rate which can fluctuate in response to competitive forces and U.K. monetary and economic policy. This differential pricing structure is likely to contribute to continued strong levels of re-mortgage activity in 2007.

Due, in part, to competitive pricing since the early 1990s, product innovations and retention of existing customers, Northern Rock has been able to achieve net lending greater than its market share of balances over this period while its gross lending has been only slightly above mortgage stock levels. Northern Rock's redemption levels have remained below its share of stock due to the effect of early repayment charges during the incentive period and due to its customer retention policies. The latter includes allowing existing customers to transfer to products available to new customers, subject to the payment of any existing early repayment charges, and the investment in a dedicated mortgage retention team.

Management expects that competition from existing lenders is likely to remain intense. Management also considers that new customers will remain attracted to up-front incentives on traditional mortgage products and that strong demand will remain for credit bundling products, enabling Northern Rock to achieve volume lending in 2007.

The U.K. Retail Deposit Market

The U.K. retail deposit market is dominated by banks, building societies and National Savings. National Savings is a U.K. Government-sponsored savings and investment organization, with products distributed to individuals through the U.K. Post Office branch network and through postal accounts. Figures for the total U.K. retail deposit market appearing in the table below have been compiled from details published by the Bank of England.

Building Societies', Banks' and Northern Rock's Share of the U.K. Retail Deposit Market

	Total U.K. Retail deposits(1)	Building societies' share of total U.K. Retail deposits(1)	Banks' share of total U.K. Retail deposits (1)(2)	Northern Rock's share of total U.K. Retail deposits(1)
	(£ billions)	(%)	(%)	(%)
2002	734.2	18.3	73.2	1.8
2003	809.7	17.7	74.1	1.7
2004	877.1	17.7	74.5	1.7
2005	956.2	18.2	74.2	1.8
2006	1,033.1	18.2	74.2	1.8

Notes:

(1) Source: Bank of England, except for information regarding Northern Rock's balances which are taken from Northern Rock's own data.

(2) Included within Banks' share of total U.K. retail deposits are companies such as Tesco plc and Egg plc, which have U.K. banking licenses.

Management believes that the U.K. retail deposit market, like the residential mortgage market is commoditized, driven primarily by price. This is particularly true for the flow of new money, which will seek the most attractive rates available. Older deposit balances have traditionally subsidized the cost of new retail deposits, primarily reflecting customer inertia.

In the last 10 years, competition for U.K. retail deposits has increased as new participants, such as supermarkets and insurance/life assurance companies entered the market by offering attractive rates of interest. This situation has been exacerbated since 2000 by the introduction of internet-based accounts and foreign entrants which have offered rates at or above U.K. bank base rates. The combined effect of this competition has caused the cost of attracting new retail deposits to be higher in many cases than the cost of wholesale money market deposits.

Management believes that increased consumer awareness driven by the press and increased competition has resulted in the potential for greater volatility of retail deposit balances both between different organizations and between different accounts within organizations, resulting in a reduction in the differential between rates paid to existing and new balances as customers transfer to higher rate accounts and organizations aim to retain existing balances.

European Union Directives

The framework for supervision and regulation of banking and financial services in the United Kingdom has been, and continues to be, heavily influenced by European Union ("**EU**") Directives which are required to be implemented in EU member states through national legislation. The banking Directives aim to harmonize banking regulation and supervision throughout member states by laying down minimum standards in key areas and requiring member states to give "mutual recognition" to each other's standards of regulation. The Banking Consolidation Directive (as recast in July 2006, the "**RBCD**") includes the "passport" concept: that is, freedom to establish branches in, and to provide cross-border services into, other member states once a bank is authorized in its "home" member state.

Investment firms are subject to a similar regulatory environment and can obtain a "passport" with respect to authorization under national legislation implemented pursuant to the Investment Services Directive. The Investment Services Directive will be repealed and replaced by the Markets in Financial Instruments Directive ("**MiFID**") when the MiFID is implemented across the EU on November 1, 2007. Despite the application of the "passports", a "host" member state can impose certain requirements on the conduct of banking and investment activities in its boundaries (including conduct of business rules). Northern Rock's Treasury team is currently preparing for the implementation of MiFID in the U.K.

Although a credit institution such as Northern Rock is primarily regulated in its home state by a national regulator, the EU Directives prescribe minimum criteria for regulation of the authorization of credit institutions and the prudential supervision applicable to them, including in respect of capital adequacy, liquidity and limits on large exposures to certain types of counterparties. The prudential rules for banks in respect of credit risk are based on the requirements of the RBCD, while those relating to market work (including position risk, counterparty, settlement risk and foreign exchange risk) are based on the requirements of the Capital Adequacy Directive (as recast in July 2006, the "**RCAD**"). The RCAD applies both to banks and to investment firms (and, in respect of the latter, also sets out initial capital requirements). Finally, the Financial Groups Directive provides for the prudential supervision of financial groups or conglomerates.

In September 2002, the European Commission published a proposal on a directive on consumer credit to the EU member states, which would require prospective creditors to provide advice and information to consumers taking consumer credit before the credit agreement is concluded, so that the consumer can choose with full knowledge of the facts among the types of credit offered. Among other things, the proposal required that the information to be provided by the credit intermediary and creditor should in particular include an annual percentage rate of charge applicable to the credit; the total lending charge; the agreed duration of the loan and the number and amount of installments. This is to standardize information given to consumers to make Europe-wide comparisons easier. Similarly, it will be the responsibility of the creditor, in accordance with the principle of "responsible lending", to check whether the consumer and where applicable, the guarantor, are in a position to meet new commitments. The September 2002 proposals also included provisions in respect of borrowers drawing down credit under the terms of their mortgage loans. In January 2004, the European Parliament published a re-drafted form of the proposed Directive. Significantly, the re-draft excluded loans secured by a mortgage on land. The European Parliament approved this re-draft on its first reading on April 20, 2004. The European Commission's current intention is to address mortgage lending separately following the European Commission's consultation on its Green Paper entitled "Mortgage Credit in the EU" published in July 2005. The European Commission is expected to publish a White Paper in the fourth quarter of 2007, setting out its consultation findings and any proposed initiatives. In October 2004 and 2005, the European Commission published amended forms of the proposed Directive. The U.K. Department of Trade and Industry ("**DTI**") has consulted with consumer and industry organizations on the proposal. The latest consultation paper on the form of the proposed Directive was published by the DTI in March 2006 and consultations closed in May 2006.

The proposed Directive is unlikely to come into force until mid-2007 at the earliest, and Member States will then have a further two years in which to bring national implementing legislation into force. Until the final text of the directive is decided and the details of United Kingdom implementing legislation are published, it is not certain what effect the adoption and implementation of the Directive would have on Northern Rock and its respective businesses and operations. No assurance can be given that the finalized Directive and the United Kingdom implementing legislation will not adversely affect the ability of the Issuer to make payments to Noteholders.

Basle Capital Accord

The Basle Committee on Banking Supervision published the text of a new capital adequacy framework on June 26, 2004, under the title "International Convergence of Capital Measurement and Capital Standards: a Revised Framework" ("**Basle 2**"). This text was updated on November 15, 2005. The text was further revised and a comprehensive version was published in July 4, 2006. This new framework replaces the existing 1988 Basle Accord and places enhanced emphasis on market discipline and sensitivity to risk.

Basle 2 has been implemented in the European Union by the recasting of two directives — the Banking Consolidation Directive and the Capital Adequacy Directive — into the RBCD and the RCAD, respectively. The RBCD and the RCAD came into force on 20 July, 2006. EU member states were required to implement the new rules contained in the RBCD and the RCAD from January 1, 2007, with the most sophisticated approaches being available from January 1, 2008. This is in line with the planned global introduction of the Basle 2 rules.

Northern Rock has a Basle project team which is working to ensure that the capital benefits of the Basle Capital Accord are available to Northern Rock as quickly as possible. Northern Rock intends to adopt the Internal Ratings Based (IRB) approach for credit risk and has implemented the core models to ensure compliance with Pillar 1 of Basle 2 and the RBCD (which sets forth certain measures for assessing minimum capital requirements). The Basle project team is developing procedures to consider risks to the business that may not be covered by the minimum capital adequacy requirements set out under Pillar 1 and take an appropriate course of action to mitigate those risks and consider the impact of broader macro-economic scenarios on the firm's overall level of capital adequacy.

U.K. Regulations

The Companies Act 1985 (as supplemented by the Companies Act 2006) governs the fundamental concepts of constitutional issues, company registration and the format and production of annual reports and accounts applicable to such entities including Northern Rock. As a U.K. public limited company listed on the London Stock Exchange, Northern Rock is obliged to comply with a code of practice known as the Combined Code regarding corporate governance. Further, as part of the continuing obligations of Northern Rock under the listing rules of the U.K. Listing Authority (the body which approved Northern Rock's listing on the London Stock Exchange) (the "**Listing Rules**") and the disclosure rules of the FSA (defined above), it must disclose, through a regulatory information service, all "inside information" (broadly speaking, information which would, if generally available, be likely to have a significant effect on the price of its securities listed on any market of the London Stock Exchange).

The undertaking of certain activities in the U.K. subjects the relevant entity to further regulatory regimes. The most significant regimes relevant to Northern Rock are discussed below.

The principal piece of legislation governing the establishment, supervision and regulation of financial services in the U.K. is the FSMA. The FSA is the single regulator for the full range of financial business in the U.K.; it derives its powers under the FSMA and regulates both the prudential aspects and conduct (including market conduct) of those businesses.

The FSMA prohibits any person from carrying on a "regulated activity" in the U.K. unless that person is an "authorized person" under the FSMA or is specifically exempted from such provision. The list of "regulated activities" under the FSMA includes deposit-taking and activities relating to investment and insurance businesses.

Banking (Acceptance of Deposits)

Northern Rock is authorized by the FSA to accept deposits in the U.K.

The FSA monitors the liquidity of the U.K. banking sector through a series of periodic returns covering both sterling and non-sterling operations. U.K. banks are required to maintain, in interest-free accounts at the Bank of England, a non-operational cash balance of a percentage of eligible liabilities. The FSA also requires banks to report (among other things), and in some cases obtain consent for, large single exposures and large exposures to related borrowers.

The Banking Code (the "**Code**") is a voluntary code adopted by U.K. banks and building societies. It sets the minimum standards of service that personal customers can expect from all banks and building societies which subscribe to the Code. The Code covers the responsibilities of the banks and building societies to their personal customers in connection with the operation of their accounts. The Code became effective in March 1992, with subsequent revisions in March 1994, March 1997, March 1999, January 2001, March 2003 and March 2005. Northern Rock has adopted the Code. Compliance with the Code is monitored by the Banking Code Standards Board.

Investment Business

The conduct of investment business is regulated in the U.K. in that, among other things, "dealing in", "arranging deals in", "managing", "safeguarding and administering" and "advising on" investments are "regulated activities" under the FSMA. The Group has the appropriate authorization under the FSMA to conduct its investment business activities.

The marketing and promotion of investments ("investments" includes rights under a contract of insurance) in the U.K. is prohibited under the FSMA unless the promotion is made by an authorized person or the communication is approved by an authorized person. Various exemptions apply as reflected in the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.

Under the regulatory regime that existed prior to the FSMA, "Listed money market institutions" were exempted from the provisions of the Financial Services Act 1986 in respect of their money market activities only. Northern Rock was granted listed money market institution status and that status was "grandfathered" into the new regime under the FSMA. Such money market activities remain regulated by the FSA which expects such entities to observe the relevant chapters of the FSA Handbook (in particular, the chapter entitled "Inter-Professional Conduct" in the Market Conduct Sourcebook). Given the nature of Northern Rock's money market activity, the Non-Investment Products Code (NIPs) is also applicable to this business. The FSA Handbook is being revised as part of the implementation of MiFID.

Insurance Subsidiaries

NORMIC is the only subsidiary of Northern Rock which undertakes insurance business.

NORMIC is a Guernsey-registered company, and consequently is regulated by Guernsey law and the Guernsey Financial Services Commission.

Financial Services Compensation Scheme

Depositors are protected in respect of their deposits with authorized institutions in the U.K. Payments under the Financial Services Compensation Scheme ("**FSCS**") are limited to 100% of the first £2,000 of a depositor's total deposits with the institution and 90% of the next £33,000, resulting in a maximum payment of £31,700. The FSCS is financed by a levy on all authorized institutions in proportion to their deposit base which includes deposits in sterling, other European Economic Area currencies and the euro.

The FSCS also applies to claims relating to mortgage advice and arranging from October 31, 2004 and for claims relating to insurance intermediaries from January 14, 2005.

Dispute Resolution

The FSMA gives the FSA the power to make rules relating to the handling of complaints by firms and provides for the establishment of an independent dispute resolution scheme to resolve

complaints about financial services firms quickly and with minimum formality. The body established to administer and operate this scheme is the Financial Ombudsman Service Limited ("**FOS**").

Regulation of Mortgage Business

Mortgage lending and services, the arranging of mortgages and the giving of mortgage advice in the U.K. became a regulated activity under the FSMA on October 31, 2004 (the date known as "**N(M)**"). The Mortgages: Conduct of Business Sourcebook ("**MCOB**"), covers conduct of business requirements for authorized persons in respect of regulated mortgage contracts. These rules provide for, amongst other things, certain pre-origination matters, such as financial promotions and draft pre-application illustrations, start of contract disclosures, post-sale disclosures (annual statements), rules on contract charges and arrears and repossessions. The MCOB came into force on N(M).

The regime under the FSMA regulating financial promotions also covers the content and manner of promotions of regulated mortgage products, and by whom such promotion can be issued or approved.

Northern Rock is authorized to carry on such regulated mortgage business.

Regulation of Insurance Mediation

Since January 14, 2005, the FSA has been responsible for regulating intermediaries selling general insurance policies (*e.g.*, home contents insurance and payment protection).

The Insurance: Conduct of Business Sourcebook ("**ICOB**"), contains the rules relating to the business processes involved in selling and administering non-investment insurance. Examples of these processes are marketing, sales, provision of product literature to customers and claims handling. Northern Rock advises on and arranges Household and Payment Protection insurance in association with its insurance partners AXA and Cardiff Pinnacle.

Northern Rock is classified as an 'insurance intermediary' under the ICOB and is authorized to carry on such regulated business.

Other Relevant Legislation & Regulation

The Consumer Credit Act 1974 (the "**CCA**") regulates the provision of secured and unsecured loans and ancillary credit businesses such as credit brokerage and debt collecting. Currently, a credit agreement is regulated by the CCA where: (a) the borrower is or includes an individual, (b) the amount of "credit" as defined in the CCA does not exceed the financial limit, which is £25,000 for credit agreements made on or after May 1, 1998, or lower amounts for credit agreements made before that date, and (c) the credit agreement is not an exempt agreement as specified in or under section 16 of the CCA (for example, certain types of credit to finance the purchase of, or alterations to, homes or business premises or a regulated mortgage contract under the FSMA). On March 30, 2006, the Consumer Credit Act 2006 (the "**2006 Act**") received Royal Assent. Its provisions, which are to be brought into force between June 2006 and October 2008, amend the CCA in a number of ways including, amongst others, the removal of the financial limit for consumer lending, while retaining the limit of £25,000 for lending for business purposes to individuals, unincorporated bodies and partnerships of up to three partners. Once this provision of the 2006 Act comes into force, then any loan or further advance originated or varied bilaterally after this time, other than a regulated mortgage contract under the FSMA or an exempt agreement under the CCA, will be regulated by the CCA. Such loan or further advance will have to comply with requirements as to form and content of the credit agreement and if it does not comply, will be unenforceable against the borrower without a court order. So as to avoid dual regulation all FSA regulated mortgage contracts will not be covered by the CCA. For the avoidance of doubt, regulated mortgage contracts will, however, be enforceable only under court order obtained pursuant to the CCA, notwithstanding their regulation under the FSMA where those contracts (except for this carve-out) would otherwise be regulated or treated as regulated by the CCA.

A number of changes to the secondary legislation made under the CCA were also introduced in October 2004, notably changes to the consumer credit advertising promotions rules and changes to the form and content of credit agreements and to early settlement rules.

The Data Protection Act 1998 regulates, among other things, the retention and use of data relating to individual customers. Each company in the Group has made appropriate notifications under that Act.

The U.K. Money Laundering regulations, the Proceeds of Crime Act 2002 and the Terrorism Act 2000 set out the obligations on U.K. firms to have in place effective procedures to detect and prevent money laundering and terrorist financing. The FSA monitors firms' financial crime prevention measures as part of its work to achieve one of its four main objectives, *i.e.*, to prevent the finance industry from being used for financial crime purposes.

The Unfair Terms in Consumer Contracts Regulations 1999 came into force in October 1999. These Regulations (together with the Unfair Contract Terms Act 1977, the "**Regulations**") apply to certain contracts for goods and services entered into with consumers. The main effect of the Regulations is that a contractual term covered by the Regulations which is "unfair" will not be enforceable against a consumer. The Regulations apply, among other things, to mortgages and related products and services. The FSA Handbook contains guidance on the FSA's approach under the Regulations in respect of financial services contracts.

Unclaimed Assets

Following the announcement in the 2006 Pre-Budget Report that the U.K. Government intends to bring forward legislative proposals to enable the banking industry to set up an unclaimed assets scheme, HM Treasury published a consultation document on March 20, 2007 detailing the proposed scheme. The U.K. Government plans to release a second consultation document on the distribution mechanism later in 2007.

Northern Rock, together with other U.K. banks and the British Banker's Association, is considering the implications of the proposed scheme.

DIRECTORS AND SENIOR MANAGEMENT

The following table identifies the directors and senior management of Northern Rock as of April 30, 2007, and sets forth their functions and areas of experience within Northern Rock, principal business activities performed outside of Northern Rock, including any outside directorships.

Name (and date of birth)	Current position	Principal external directorships	Year appointed
Dr. Matthew White Ridley (February 7, 1958)	Chairman	Northern 2 VCT Plc PA Holdings Limited Northern Investors Company PLC	1994
Adam John Applegarth (August 3, 1962)	Chief Executive	Persimmon plc	1996
David Frank Baker (May 2, 1953)	Deputy Chief Executive	Newcastle Employment Bond Limited	1996
Keith McCallum Currie (July 18, 1956)	Treasury Director	None	2005
David Andrew Jones (December 14, 1958)	Group Finance Director	None	2007
Andy Menze Kuipers (December 24, 1957)	Commercial Director	None	2005
Nicholas Adam Hodnett Fenwick (October 20, 1960)	Non-Executive Director	Fenwick Limited John Swire and Sons Limited	2003
Sir Ian Gibson (February 1, 1947)	Senior Independent Director	GKN plc Greggs plc Trinity Mirror	2002
Nichola Pease (April 3, 1961)	Non-Executive Director	J O Hambro Capital Management Limited	1999
Michael James Queen (September 27, 1961)	Non-Executive Director	3i Group PLC	2005
Rosemary Anne Radcliffe (October 9, 1944)	Non-Executive Director	NIAL Group Limited Newcastle International Airport Limited CPH Newcastle Limited	2005
Sir Derek Wanless (September 29, 1947)	Non-Executive Director	Northumbrian Water Group plc	2000

Note:

(1) Year appointed to the Board of Directors of Northern Rock or its predecessor, Northern Rock Building Society.

The business address of the directors is Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL.

BOARD PRACTICES

Corporate Governance

Northern Rock regards adherence to the principles of good corporate governance to be of the utmost importance. The Board is accountable to Northern Rock's shareholders for corporate governance. The revisions to the Combined Code published in 2006, will apply to Northern Rock for the 2007 reporting year. The following describes how Northern Rock applies the principles and provisions contained in the Combined Code of Corporate Governance published in July 2003 (the Combined Code). The Listing Rules of the United Kingdom Listing Authority require listed companies to disclose how they comply with the Combined Code and, where they do not do so, to provide a clear explanation of why they do not comply.

For the period January 1, 2006 to December 31, 2006, Northern Rock complied with all aspects of the Combined Code and with the 2005 Turnbull Guidance on Internal Control (Turnbull Guidance).

The Board of Directors

The Board of Directors meets regularly throughout the year and retains full and effective control over the Group. It is collectively responsible for the success of the Group and determines its strategy and policies while monitoring performance. The Board met eleven times during 2006 and, after the retirement of Sir George Russell on April 25, 2006, comprised the Chairman, the Senior Independent Director, five other Non-Executive Directors, the Chief Executive and four other Executive Directors. Where Directors were absent from Board or Committee meetings, on each occasion the Board or respective Committee was satisfied with the apologies that were offered.

The Board has a written schedule of matters reserved for its review and approval. Reserved matters include: the setting of capital expenditure budgets, the declaration of dividends, the setting of policies for balance sheet structural risk management, the raising of non retail funds, liquidity, credit risk, and the approval of the annual report and accounts. It has also adopted a detailed procedures manual which covers the responsibilities and procedures of the Board, its Committees and its officers.

Authority for the execution of approved policies has been delegated by the Board to Northern Rock's Executive Committee and the Chief Executive. The Executive Committee comprises the Chief Executive, the other Executive Directors and the Company Secretary.

Within the parameters set out in the Executive Committee's terms of reference, the Committee has responsibility for facilitating Northern Rock's effective operation to ensure that it meets its objectives through the implementation of the Strategic and Operational Plans. The Committee also monitors developments in Northern Rock's core markets, and examines, appraises and reviews defense initiatives, potential acquisitions and corporate finance initiatives. It also establishes processes to control, appraise and review the implementation of any new procedures that are agreed upon.

The Management Board Asset and Liability Committee is responsible for overseeing the management and review of Northern Rock's balance sheet risk profile and processes, Northern Rock's balance sheet, income statement and liquidity profiles. In addition, the Committee has authority to authorize use by Northern Rock of structured financial products and private equity investments in accordance with the polices and procedures set down in the Corporate Finance and Structured Financial Policy statement approved by the Board.

A clear division of responsibility exists between the Chairman, who is responsible for running the Board, and the Chief Executive who has responsibility for running the business. This division is clearly set out in the Chairman's letter of appointment and the Chief Executive's job description.

Appointments to the Board

Northern Rock's Articles of Association require that each director stands for re-election at least every three years and that directors appointed by the Board should be subject to election by shareholders at the first opportunity after their appointment. The directors to retire by rotation will be those in office longest since their previous re-election. Non-Executive Directors are appointed for a specified term subject to re-election.

Northern Rock's policy is that Non-Executive Directors will stand down from office at the conclusion of the next Annual General Meeting following their seventieth birthday. In accordance with this policy, Sir George Russell retired from office at the conclusion of the 2006 Annual General Meeting.

Directors

More than half of the Board comprises Non-Executive Directors, all of whom have experience in a wide range of commercial or banking activities. The Board is required to determine whether each director is independent in character and judgment and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the director's judgment. The Board considers all of the Non-Executive Directors to be independent for the purposes of the definition in the Combined Code. Both individually and collectively, they provide close scrutiny of the performance of management and the reporting of its performance.

Induction and Training

It is Northern Rock's policy that every director should receive appropriate training when he or she is appointed to the Board, and subsequently as necessary. Northern Rock's induction process is designed to ensure that every new Director understands his or her responsibilities as a director of Northern Rock. Where appropriate, the process also enables Directors to build an understanding of Northern Rock, its business and the market in which it operates. It also assists with the formulation of a link with the senior executives in Northern Rock and facilitates an understanding of Northern Rock's main relationships with its major customers, suppliers and shareholders.

The initial induction program is supported by an ongoing training program for all directors to ensure that they remain fully up to date with legal, regulatory and financial developments. In addition to this program, at Board meetings during 2006, a number of Northern Rock's senior executives provided presentations concerning their areas of responsibility. This ensures that the Board remains fully up to date on the Group's business. All directors were also offered individual training on the application of the revised international accounting standards to Northern Rock's business. The ongoing training process is enhanced by the annual appraisal process, where directors are asked to identify areas where additional training is required.

To enable the Board to function effectively, all directors have full and timely access to all information which may be relevant to the discharge of their duties and obligations. Northern Rock also arranges additional, specific training or support for any director who requests it.

The Chairman ensures that all directors are properly briefed on issues to be discussed at Board meetings. All directors are able to obtain further advice or seek clarity on issues raised at Board meetings from within Northern Rock or from external professional sources. All directors have access to the advice and services of the Company Secretary who is responsible for ensuring that Board procedures and applicable rules and regulations are observed.

Additionally, the Company Secretary provides regular reports to the Board to ensure that it remains up to date on the latest regulatory, legal and governance developments relevant to Northern Rock and its officers. Where necessary, the directors are able to take independent professional advice at Northern Rock's expense.

Indemnities

Northern Rock's Articles of Association provide an indemnity to directors against certain liabilities incurred as a result of their office. The indemnities extend to defending any proceedings in which judgment is given in the directors' favor, or in which they are acquitted or in any proceedings in which relief is granted by a court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of Northern Rock. In addition, Northern Rock arranges Director's and Officer's Insurance on behalf of its Directors in accordance with the provisions of the Companies Act 1985.

Board Evaluation and Director Appraisal

The Combined Code requires that Non-Executive Directors, the Board and its Committees should be subject to annual appraisal. Where a Non-Executive Director is proposed for re-election beyond six years, the proposal should be subject to a particularly rigorous review, and should take into account the need for progressive refreshing of the Board.

All Executive Directors, Non-Executive Directors and the Chairman were subject to an appropriate appraisal during the year under review to ensure that their contribution continued to be of the highest standard.

The Chief Executive and all of the Non-Executive Directors were appraised by the Chairman while the appraisal of the each of the Executive Directors was completed by the Chief Executive. After a meeting of the Non-Executive Directors, in absence of the Chairman, and having also canvassed the opinions of the Executive Directors, the Senior Independent Director conducted the appraisal of the Chairman.

For the year under review, the conclusion of the appraisal exercise was that each Non-Executive Director, Executive Director and the Chairman continued to demonstrate a continued commitment and effective contribution to their position. The terms of appointment of each Non-Executive Director have been renewed for a further year with effect from January 1, 2007, following re-election where appropriate at the Annual General Meeting held in April 2007.

In addition to the appraisal of the individual Directors, an evaluation of the Board and its Committees was also completed. This evaluation process consisted of a lengthy questionnaire that canvassed the directors' views on a wide range of matters including, the effectiveness of the Board, its Committees and the Chairman. The directors were also asked to comment on the Board meeting process, the composition of the Board, and the interaction between the Board and its Committees.

The Secretary reported to the Board on the outcome of the evaluation exercise, which showed that the Board and its Committees were discharging their responsibilities effectively. The process was completed by the Board considering and debating the Secretary's report and reviewing the respective strengths and weaknesses of the Board, its members and its Committees.

As a result of this review process, the Board decided that a program of departmental site visits would be organized for Non-Executive Directors during the course of 2007. It was also agreed that agenda of certain Board meetings during the year would provide for a greater element of consideration of wider strategic topics.

Board Committees

In accordance with the Combined Code and the best principles of corporate governance, the Board has established a number of Committees to assist it in the way that it deals with matters that are reserved for its consideration. The Chairman and membership of each Committee are set out on page 105.

Each Committee has detailed terms of reference clearly setting out its remit and authority. In accordance with the Combined Code, the terms of reference of the Audit, Nominations, Remuneration and Risk Committees are available on Northern Rock's website and on request in writing from the Company Secretary.

In addition to the meetings of the Board and the Committees which took place throughout the year, the Chairman also held meetings with Non-Executive Directors in absence of the Executive Directors and the Non-Executive Directors met in absence of the Chairman and the Executives.

The following paragraphs set out details of the Committees and the particular work that they undertake.

Audit Committee

The Audit Committee comprises six independent Non-Executive Directors and met five times during 2006. During 2006, membership of the Committee increased to six, following the appointment of Rosemary Radcliffe to the Committee. Miss Radcliffe attended one meeting of the Committee before resigning from it in light of concerns raised by PricewaterhouseCoopers LLP about the effect

that her membership on the Committee may have on their independence as Independent Accountants under the rules of the United States Securities and Exchange Commission. Ms. Radcliffe is a former PricewaterhouseCoopers partner. Following further detailed consideration of this matter Ms. Radcliffe has been reappointed to the Committee on February 15, 2007.

The Committee considers and, where appropriate, advises the Board on all matters relating to regulatory, prudential and accounting requirements that may affect the Group. It reports to the Board on both financial and non-financial controls and monitors the integrity of the financial statements of Northern Rock and any formal announcements relating to Northern Rock's financial performance. An important aspect of its role is to ensure that an objective and professional relationship is maintained with the external auditors.

The Audit Committee has responsibility for recommending the appointment, re-appointment and removal of the external auditors. In February 2006, the Audit Committee reviewed the effectiveness of the external auditors and made a recommendation that they be re-appointed for a further 12 months. The Board accepted this recommendation and an appropriate resolution was passed at the 2006 Annual General Meeting.

The Audit Committee reviews the scope and results of the annual external audit, its cost effectiveness, and the independence and objectivity of the external auditors. It also reviews the nature and extent of any non-audit services provided by the external auditors. The external auditors may attend all meetings of the Audit Committee and they have direct access to the Committee and its Chairman at all times.

The Director (Audit and Compliance) provides further assurance that the significant risks identified by the business are properly managed. The Director (Audit and Compliance) also has direct access to the Audit Committee and its Chairman. The Executive Directors are not members of the Audit Committee but attend meetings by invitation of the Audit Committee, as necessary, to facilitate its business.

The Audit Committee reviews the internal control system on behalf of the Board and is also responsible for reviewing the effectiveness of the Internal Audit function. At each meeting the Committee receives reports of reviews conducted throughout Northern Rock by the Internal Audit and, periodically, Compliance functions.

The Combined Code requires the Board to be satisfied that at least one member of the Audit Committee has recent and relevant financial experience. The Board is satisfied in this regard and, in addition, in the opinion of the Board the qualifications of each of the Audit Committee members gives the Audit Committee the breadth of financial experience to discharge its responsibilities.

Chairman's Committee

The principal function of the Chairman's Committee is to review Northern Rock's strategy and to consider any major operational issues or proposals for significant new initiatives that may arise. The Committee only meets as a formal Committee in exceptional circumstances and its activities are reported to the Board. The Committee comprises the Chairman, the Executive Directors and the Company Secretary.

Nominations Committee

The Nominations Committee comprises the Chairman, the Senior Independent Director and one other independent Non-Executive Directors. The Committee met three times during 2006. It monitors and reviews the membership of, and succession to, the Board of Directors and the Committee makes recommendations to the Board in this regard. One of its functions is to identify potential Executive and Non-Executive Directors taking into account the requirement for the members of the Board to have an appropriate range of skills and experience to understand the activities of Northern Rock and its subsidiary undertakings.

During 2006, the Committee considered the succession to the position of Group Finance Director. Whitehead Mann was retained to undertake a search to identify potential candidates for the role and in addition to the external candidates that were identified by Whitehead Mann, Mr. Dave Jones, an internal candidate, was also considered. Following a series of interviews with all of the

candidates, the Nominations Committee recommended to the Board that Mr. Jones be appointed as successor to Mr. Bennett as Group Finance Director. After consideration by the Board, the recommendation was approved. Mr. Jones became Group Finance Director on February 1, 2007.

Remuneration Committee

The Remuneration Committee comprises six independent Non-Executive Directors and met twice in 2006. It is responsible for considering and advising the Board on the remuneration policy for Executive Directors and the Chairman, and for determining their remuneration packages. In discharging its responsibilities the Remuneration Committee takes professional advice from within and outside Northern Rock. It is the Board's responsibility to determine the remuneration policy for Non-Executive Directors within the limits set in the Articles of Association. The Remuneration Committee also determines the level of remuneration for Northern Rock's Management Board Directors (comprising management at the level immediately below the Board).

During 2006, with the assistance of New Bridge Street Consultants LLP ("NBSC"), the Remuneration Committee approved a revised structure of remuneration for Executive Directors, shareholder approval for which was obtained at the Annual General Meeting in April 2007. In accordance with the requirements of the Directors' Remuneration Report Regulations 2002 further information may be found in the Directors' Remuneration Report. NBSC has no other connection with Northern Rock.

Risk Committee

The Risk Committee comprises three independent Non-Executive Directors and the Executive Directors. Mr. Jones joined the Committee with effect from February 1, 2007. The Risk Committee met four times during 2006. The main role of the Risk Committee is to review, on behalf of the Board, the key risks inherent in the business, the system of control necessary to manage such risks, and to present its findings to the Board.

This responsibility requires the Risk Committee to keep under review the effectiveness of the Group's system of internal controls, which includes financial, operational, compliance and risk management controls and to foster a culture that emphasizes and demonstrates the benefits of a risk-based approach to internal control and management of the Group. The Risk Committee fulfils this remit by reinforcing management's control consciousness and making appropriate recommendations to the Board on all significant matters relating to the Group's risk strategy and policies.

Other responsibilities of the Risk Committee include keeping under review the effectiveness of the Group's risk management infrastructure. This involves an assessment of risk management procedures (for the identification, measurement and control of key risk exposures) in accordance with changes in the operating environment. It is also primarily responsible for considering any major findings of the Financial Services Authority and management's response to any risk management review undertaken by Internal Audit or the External Auditors.

To assist the Board in discharging its responsibilities for the setting of Risk policy, the Risk Committee periodically reviews the Group's credit risk, interest rate risk, liquidity risk and operational risk exposures in relation to the Board's risk appetite and the Group's capital adequacy. As part of the implementation of the International Convergence of Capital Measurement and Capital Standards: Revised Framework (commonly known as Basle II) the Committee has responsibility for monitoring the performance of Northern Rock's Basle credit rating systems and reviewing reports prepared by Northern Rock's Basle designated committees.

The Risk Committee also ensures that the public disclosure of information regarding the Group's risk management policies and key risk exposures is in accordance with statutory requirements and financial reporting standards.

Internal Control

The Board of Directors is responsible for the Group's system of internal control and for annually reviewing its effectiveness. The system of internal control is designed to manage risk rather than eliminate it and in this regard, the Board considers that Northern Rock is a well-controlled,

risk-averse business that continues to adopt a prudent stance in the management of risk. The Board has reviewed the effectiveness of the system of internal control and is satisfied that there is a sound system of internal control that safeguards shareholders' investments and Northern Rock's assets. Where necessary, the Board confirms that action has been taken or is being taken to remedy any significant failings or weaknesses identified from its review of the effectiveness of the internal control system.

In accordance with the guidance set out in the Turnbull Guidance, Northern Rock has an ongoing process for identifying, evaluating and managing the significant risks faced by it. This process was in place for the period January 1, 2006 to December 31, 2006 and remained in place on the date that the 2006 Annual Report and Accounts was approved by the Board. As part of Northern Rock's continuing evaluation of internal control, the Board has reviewed and (where necessary) updated the process for identifying and evaluating significant risks affecting the business and the policies and procedures by which these risks are managed, but it should be noted that the system can only provide reasonable not absolute assurance against material misstatement or loss.

Northern Rock is committed to developing and maintaining a control-conscious culture in all areas. This is achieved through a well-defined organizational structure with clear reporting lines and a commitment to recruiting and training staff governed by appropriate codes of conduct. In addition, the Group maintains procedure manuals that detail the procedures to control physical and logical access, segregation of duties and credit, expenditure and other authorization limits. There are well-established budgetary and strategic planning cycles, and the Board reviews the results monthly against budgets, forecasts and prior year actual results, together with other key business measures.

The Chief Executive reports to the Board on behalf of the Executive Committee on significant changes in the business and the external environment which affect significant risks. The Board also receives monthly financial information, which includes key performance and risk indicators. Where areas for improvement in the system are identified, the Board considers the recommendations made by the Executive Committee, the Risk Committee and the Audit Committee.

A detailed description of the Group's approach to financial risk management and the related use of derivatives is set out in "Financial Risk Management" in this Offering Circular. Material risk exposures are subject to Board policy statements that set out the exposure limits of the risks and the hedges and control techniques to be utilized.

In addition, regular reporting of all risk exposures is monitored throughout Northern Rock by the Operational Risk Group whose membership is drawn from each of Northern Rock's departments within which operational risk may arise. This Group reports to the Management Board Asset and Liability Committee on a monthly basis and subsequently to each meeting of the Risk Committee.

Northern Rock's Internal Audit function provides a degree of assurance as to the operation and validity of the system of internal control and planned corrective actions are independently monitored for timely completion.

Northern Rock has in place a formal procedure by which staff can, in confidence, raise concerns about possible improprieties in financial and other matters, commonly referred to as "whistleblowing" procedures. Details of these arrangements are set out in Northern Rock's Standards of Business Conduct. Northern Rock's whistleblowing policy is intended to encourage and enable staff to raise serious concerns. Employees reporting concerns in this way are afforded certain rights through legislation (Public Interest Disclosure Act 1998) and have access to a confidential "whistleblowing" telephone line.

The Audit Committee reviews this procedure on an annual basis and remains satisfied that it incorporates arrangements for the proportionate and independent investigation of matters raised and for appropriate follow up action.

Communications

A Summary Annual Report is issued to all shareholders and a copy of the Annual Report and Accounts and The Northern Rock Foundation's report is available by written request to the Company Secretary or from the Northern Rock website: www.northernrock.co.uk. Northern Rock communicates regularly with its shareholders who are given the opportunity to raise matters for

discussion at the Annual General Meeting. Northern Rock also deals with a number of written enquiries from shareholders throughout the year.

Northern Rock regards communication with institutional shareholders as important and its Investor Relations department maintains a high level of contact throughout the year with institutional shareholders. On November 1, 2006, Northern Rock held its second biennial Corporate Governance presentation for investors, invitations to which were sent to Northern Rock's top 50 investors. The presentation was attended by the Chairman, Senior Independent Director and the Chief Executive and investors were afforded the opportunity to raise any issues that they had on Northern Rock's governance arrangements. It is presently Northern Rock's intention to repeat this exercise in 2008.

The Company Secretary also reports regularly to the Board on feedback received from shareholders. Additionally, the Chief Executive, Group Finance Director and other Executive Directors have extensive ongoing contact with shareholders and feedback arising from this is also reported to the Board. Coupled with presentations from analysts and brokers throughout the year, these arrangements ensure that all directors, both Executive and Non-Executive, remain up to date on the views of major shareholders.

As Senior Independent Director, Sir Ian Gibson is available to shareholders if they have concerns which contact through the normal channels of Chairman, Chief Executive or Group Finance Director has failed to resolve or for which such contact is inappropriate.

To ensure that opportunities are offered to major shareholders to meet with members of the Board, a number of more informal meetings are also held throughout the year where investor feedback on strategy and governance is encouraged.

Going Concern

The Directors are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Statement of Directors' Responsibilities

The Companies Act 1985 requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of Northern Rock and Group as at the end of the year and of the profit or loss of the Group for the year.

The directors consider that in preparing the financial statements appropriate accounting policies, consistently applied and supported by reasonable and prudent judgments and estimates, have been used and that applicable accounting standards have been followed.

The Directors are responsible for ensuring that Northern Rock and Group keeps accounting records that disclose with reasonable accuracy at any time the Group's financial position and that enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of Northern Rock and the Group and hence for taking reasonable steps to prevent and detect fraud and other irregularities.

Committee Membership

Membership of the Board's Committees is set out below.

Audit Committee

+ Sir Derek Wanless (Chairman)
+ N A H Fenwick
+ Sir Ian Gibson
+ N Pease
+ M J Queen
+ R A Radcliffe

Chairman's Committee

+ Dr M W Ridley
* A J Applegarth
* D F Baker
* R F Bennett (resigned from Committee January 31, 2007)
* K M Currie
* D A Jones (appointed to Committee February 1, 2007)
* A M Kuipers
● C Taylor

Nominations Committee

+ Dr M W Ridley
+ Sir Ian Gibson
+ Sir Derek Wanless

Remuneration Committee

+ N Pease (Chairman)
+ N A H Fenwick
+ Sir Ian Gibson
+ M J Queen
+ R A Radcliffe
+ Sir Derek Wanless
+ Sir George Russell (retired April 25, 2006)

Risk Committee

+ Sir Derek Wanless (Chairman)
+ Sir Ian Gibson
+ R A Radcliffe
+ Sir George Russell (retired April 25, 2006)
* A J Applegarth
* D F Baker
* R F Bennett (resigned from Committee January 31, 2007)
* K M Currie
* D A Jones (appointed to Committee February 1, 2007)
* A M Kuipers

+ Non-Executive Director
** Executive Director*
● Executive

DIRECTORS' REMUNERATION REPORT

Summary

The Directors' Remuneration Report is presented to shareholders by the Board. It complies with the Directors' Remuneration Report Regulations 2002 (the "**Regulations**") and also sets out how the principles of the Combined Code relating to Executive Director remuneration are applied by Northern Rock.

Shareholders approved the Directors' Remuneration Report at the Annual General Meeting on April 24, 2007.

The Remuneration Committee

The Remuneration Committee (the "**Committee**") consists entirely of independent Non-Executive Directors and comprises Ms. N Pease (Chairman), Mr. N A H Fenwick, Sir Ian Gibson, Mr. M J Queen, Miss R A Radcliffe and Sir Derek Wanless.

The Committee operates within agreed terms of reference which are available to shareholders on Northern Rock's website and on request from the Company Secretary. The Committee has responsibility for making recommendations to the Board on Northern Rock's general policy relating to executive remuneration. It also determines on behalf of the Board, specific remuneration packages for the Chairman, the Executive Directors and the Management Board Directors, being the level of management immediately below the Board.

The Committee meets regularly and takes advice from both inside and outside Northern Rock on a range of matters, including the scale and composition of the total remuneration package payable in comparable financial institutions to people with similar qualifications, skills and experience.

The following persons and advisors provided advice or services that materially assisted the Committee in its consideration of directors' remuneration matters during the year:

- The Committee consulted the Chief Executive on matters relating to the remuneration of the other Executive Directors who report to him. The Chairman was also consulted in relation to the remuneration of all Executive Directors. Neither was present when their own remuneration was under consideration;
- Internal support was provided to the Committee by the Company Secretary;
- New Bridge Street Consultants LLP ("**NBSC**") advised the Committee on a range of issues including the benchmarking of Executive Directors' salaries and the Chairman's fee. In addition to providing this advice they advised the Board on the benchmarking of Non-Executive Directors' fees and they also provided advice to the Committee on the proposed amendments to Northern Rock's executive remuneration structure (outlined below);
- Watson Wyatt Limited are the consulting actuaries to Northern Rock who advised on various pension issues;
- Inbucon Administration Ltd were responsible for preparing Total Shareholder Return ("**TSR**") calculations for the purposes of Northern Rock's Long Term Incentive Plan and this Remuneration Report. Inbucon Administration Ltd did not provide other advice or services to Northern Rock; and
- Freshfields Bruckhaus Deringer advised Northern Rock on various share plan matters and compliance with the Regulations. They are Northern Rock's main legal advisors.

Remuneration Policy for Executive Directors

The Board has adopted, on the recommendation of the Committee, a remuneration policy to achieve the objectives set out below:

- The Committee believes that the continuing improvement in the performance of Northern Rock depends on individual contributions made by the Executive Directors. For this reason, the remuneration policy is designed to provide transparent, competitive packages to motivate, reward and retain Executive Directors of high quality;

- Performance-related remuneration should seek to align the interests of Executive Directors with those of the shareholders through the imposition of stretching corporate performance targets and the satisfaction of most short and longer term incentives in the form of shares; and
- To motivate for future achievement, a significant proportion of remuneration should be based on operational and financial performance both in the short and long term together with the individual contribution made by the Executive Directors.

Existing Remuneration Package

In 2006, the Executive Directors' remuneration package comprised:

- Basic salary, pension benefits and other benefits in kind;
- An annual cash bonus worth up to 100% of salary;
- A Deferred Share Scheme — with awards of shares equal in value to the cash bonus (*i.e.*, up to 100% of salary) subject to Northern Rock achieving real Earnings Per Share ("**EPS**") growth of 3% per annum over a three year period;
- A Bonus Matching Plan — where Executives could invest their cash bonus in shares and receive an award of Matching Shares of an equivalent value subject to Northern Rock achieving real EPS growth of 3% per annum over a three year period;
- A Long-Term Incentive Plan ("**Old LTIP**") — with conditional awards of shares worth up to 100% of salary subject to a TSR performance condition relative to other FTSE 100 companies.

Independent Review of Existing Arrangements

To assess whether these existing remuneration arrangements were consistent with the remuneration policy, the Committee and its advisers undertook a review. The outcome of the review indicated, in particular, that:

- Having two schemes (the Deferred Share Scheme and Bonus Matching Plan) with the same performance target both leveraged off the annual bonus was unnecessarily complex and rewarded the same performance twice;
- An EPS target requiring real growth of 3% per annum for full vesting did not provide sufficient 'stretch' to really incentivize and reward Executives for continued exceptional performance. Additionally, it was recognized that the target was unlikely to be viewed as adequately challenging by shareholders given the growth prospects of Northern Rock;
- The Old LTIP was generally well understood by Executives;
- The use of a mixture of TSR and EPS performance targets to determine the vesting of long-term incentive awards was felt to provide an appropriate balance so as to ensure Executives were focused on both the organic growth of Northern Rock and had a broader external perspective through relative stock market performance; and
- Although all of the current Executive Directors have considerable shareholdings, the absence of a formal share ownership guideline for senior executives was noted as being out of step with current best practice.

Changes Following Review

In light of the findings of the review, the Committee has made the following alterations to the remuneration structure in order to make the remuneration arrangements more appropriate for Northern Rock's current requirements:

- To simplify the incentive arrangements, the Deferred Share Scheme will cease from the 2007 Financial Year onwards. In its place, the Short Term Bonus Scheme potential will be increased from 2007 to 200% of salary with half of any bonus earned compulsorily deferred in shares for three years;

- A new Share Matching Plan replaced the current Bonus Matching Plan for awards from 2007. This plan will allow executives to voluntarily invest in shares up to the value of their after tax cash bonus and will offer a potential award of Matching Shares at a 2:1 ratio (*i.e.*, higher than the current Plan), albeit with full vesting occurring only if a significantly more challenging upper target of real EPS growth of 15% per annum is achieved (compared to real growth of 3% per annum currently);
- A new Long-Term Incentive Plan ("**New LTIP**") replaced the Old LTIP, the ten year life of which expires in 2008. Awards under the New LTIP will be made from 2007. The New LTIP largely mirrors the Old LTIP although it will be updated to reflect best practice where required and it will offer additional flexibility for the Committee to make more competitive awards in future, if this is felt to be appropriate;
- A formal share ownership guideline will be introduced for Executive Directors requiring them to retain at least half of any vested share awards as shares (after paying any tax due on the shares) until they have a Company shareholding worth at least 100% of their salary.
- At the 2007 AGM, shareholders approved the new Share Matching Plan and New LTIP (full details of which are set out in the shareholders' circular for the AGM).

The remuneration structure will be kept under regular review by the Committee to ensure that it remains appropriate in light of any future changes in Northern Rock's business environment or general remuneration practice. Any future changes in remuneration policy and/or structure will be described in future Directors' Remuneration Reports and such reports will continue to be subject to shareholder approval.

Details of each of the proposed elements of the Executive Directors' remuneration packages for 2007 are described in more detail below.

Compliance

Northern Rock has complied with the provisions of the Combined Code relating to Directors' remuneration throughout the year.

Basic Salary

The Committee's objective is that Executive Directors' basic salaries should be paid at an appropriately competitive level, taking account of both personal performance and of salaries within a comparator group of financial institutions. The Committee considers that exceptional performance, whether corporate or individual, should be rewarded through bonus and incentive schemes rather than basic salary.

Salaries are reviewed annually for each Executive Director. During 2006, the Committee codified its existing policy for NBSC to use when providing it with a relative market benchmark for the Executive Directors. The aim of this codification is to provide the Committee with consistent benchmarks year on year, against which it provides guidance for the Committee to set salaries.

The relevant benchmark provided for the Chief Executive Officer is the average of i) the lower quartile of the other eight largest U.K. listed banks (the use of the lower quartile reflecting the fact that Northern Rock is smaller in size and operates in less diverse markets than most of the other banks) and ii) the median of a pan-sectoral group of 24 FTSE 100 companies based around the market capitalization of Northern Rock as at the date of the review. Benchmarks for the other Executive Directors are set as percentages of the CEO's salary. The Committee is aware of the risks of an "upward ratchet" from overly relying on market data so uses it primarily as a guide but also takes account of individual circumstances and performance when determining where to set salaries relative to these benchmarks.

In determining salary adjustments for 2007, the Committee therefore considered a number of factors including: a higher market benchmark than 2006 (reflecting both general salary inflation and the enhanced size of Northern Rock), the high performing nature of the management team which has created significant shareholder value and, in the cases of Mr. Currie and Mr. Kuipers, whose salaries

were deliberately set at below market levels when they were initially appointed to the Board in 2005, the need to reflect their development as Board directors.

Revised salaries, calculated in accordance with the above, took effect from January 1, 2007 as follows (with the exception of Mr. Jones, whose revised salary took effect from February 1, 2007 being the date of his appointment as Group Finance Director).

A J Applegarth	£760,000	(2006 – £690,000)
D F Baker	£530,000	(2006 – £455,000)
K M Currie	£415,000	(2006 – £365,000)
D A Jones	£415,000	
A M Kuipers	£415,000	(2006 – £365,000)

During 2006 Northern Rock's 15 Management Board Directors were paid salaries ranging from £90,000 to £250,000.

Short Term Bonus Scheme

As outlined above, Northern Rock will operate a simplified short term annual bonus scheme in 2007 for the Executive Directors and certain senior executives (all of whom participate at the discretion of the Committee). The overall reward potential available under this scheme (200% of salary) is unchanged from the potential available in 2006 under the combination of the existing Short Term Bonus Scheme (100% of salary) and the Deferred Share Scheme (100% of salary).

The bonus scheme rewards year-on-year increases in the Group's underlying profit attributable to shareholders. Only where there is an increase in underlying profit attributable to shareholders will participants be eligible for a short term bonus. Every 1% increase generates a potential bonus payment equal to 10% of salary with a maximum of 200% of salary by way of bonus for 20% increase in profits (with a sliding scale between these points). The Committee is satisfied that this very robust and transparent profit-based target ensures that there is a strong alignment to genuine underlying financial performance.

Payment of one-third of the bonus will be subject to the Committee's view of the participant's personal performance, and the remaining two-thirds relates to the performance of the business. The bonus payable is reduced by the value of shares appropriated under the all-employee H M Revenue & Customs Share Incentive Plan for the year, to the extent needed to ensure that the relevant bonus cap is not exceeded.

Half of any bonus will be payable in cash with half compulsorily deferred into Company shares for three years and potentially forfeitable over that period if the executive leaves the Group. Bonuses are non pensionable.

Bonus Matching Plan

Each year, the Executive Directors and selected other senior executives are encouraged to identify with the interests of shareholders by investing some of their own funds in Northern Rock shares up to the value of their after tax cash bonus earned in respect of the prior year's performance. The shares invested will be eligible for additional Matching Shares at the end of a three-year performance period.

These Matching Shares will be generally awarded in 2007 under the new Share Matching Plan. Executives will receive a conditional award of Matching Shares at a 2:1 ratio to the gross value of the invested shares. The one intended exception to this policy is Mr. Bennett, who is retiring during 2007. In his case, the Committee felt that it was inappropriate that he should participate in the new scheme (which has greater potential upside tied to future performance) in circumstances where he would not be able to influence the delivery of Northern Rock's performance during the three-year vesting period. Consequently, it was agreed by the Committee that Mr. Bennett should be allowed to participate only in the existing Bonus Matching Plan (as operated in 2005 and 2006 — details of which are set out on page 117 below).

Vesting of the initial award of Matching Shares under the Share Matching Plan will normally occur provided that:

- The Executive is still employed at the end of the three-year vesting period;
- The invested shares are still held by the Executive at the end of the vesting period; and
- To the extent that the EPS performance target set out below has been satisfied.

EPS performance will be measured over a single three-year performance period from a base point of EPS in the Financial Year preceding the year in which an award is granted. EPS has been selected by the Committee as an appropriate performance measure because it is considered to be a measure that is most likely to encourage Executive participation in the plan and also because it only rewards Executives in the event of the achievement of ambitious growth targets. Vesting will be as follows:

Average annual growth in EPS of Company over Performance Period	Matching Ratio
Less than RPI + 5% p.a.	0
RPI + 5% p.a.	0.5:1 match
RPI + 15% p.a.	2:1 match
Between RPI + 5% p.a. and RPI + 15% p.a.	Pro rata on straight-line basis between 0.5:1 and 2:1 match

When Matching Shares vest, participants will receive a payment usually in shares equal to the dividends which would have been paid on such vested shares during the performance period.

Long Term Incentive Plan

All Executive Directors and certain other senior executives receive conditional awards of shares under a long term incentive plan.

Under the New LTIP, the policy for 2007 and for the foreseeable future will be for awards over Northern Rock shares to be granted each year to executives worth 100% of basic salary. The Committee will review grant levels each year, taking account of the performance conditions, the value of the rest of the package and the overall positioning against the market.

Vesting of the award of shares will normally occur provided that:

- The Executive is still employed at the end of the vesting period; and
- To the extent that the performance targets set out below (which are the same as for the Old LTIP) have been satisfied;
- No awards will vest unless Northern Rock's EPS has grown by an average of at least 3% p.a. in excess of RPI over a single three year performance period;
- If this EPS "underpin" condition is satisfied, the extent to which awards vest will be determined by Northern Rock's TSR compared to that of the other members of the FTSE 100 at the start of the TSR performance period;
- TSR will be measured over a single three-year performance period (with the calculation performed by independent advisers) and will be calculated by comparing average performance over three months prior to the start and end of the performance period. Vesting will be based on an equivalent basis to the Old LTIP, namely:

TSR Ranking of Company over Performance Period	Vesting Percentage
Below Median	0%
Median	25%
Upper Quartile	100%
Between Median and Upper Quartile	Pro rata between 25% and 100%

The Committee considers that the use of TSR is appropriate as it complements the use of internal financial measures elsewhere in the incentive structure and ensures that Executives retain a broader external perspective (as measured by the relative returns to an investor in Northern Rock compared to other FTSE 100 companies).

When Performance Shares vest, participants will receive a payment usually in shares equal to the dividends which would have been paid on such vested shares during the performance period.

All-employee Share Schemes

Executive Directors are eligible to participate in Northern Rock's all-employee share schemes on the same terms as other employees. These schemes comprise:

(i) The Sharesave Scheme, a savings-related share option scheme available to all employees;

(ii) The Employee Share Option Scheme, an H M Revenue & Customs approved share option scheme under which options have been granted to substantially all employees (although Executive Directors have elected not to participate); and

(iii) The Share Incentive Plan ("SIP"), under which the maximum value of free shares awarded to employees cannot exceed £3,000 per year. The value of share awards under this scheme is dependent on the Group's profits.

Pension Benefits

The following section describes the pension arrangements currently in force for the Executive Directors. These arrangements were affected by changes to the tax treatment of the current U.K. pension regime contained in the Finance Act 2004 which was effective from April 6, 2006 ("A Day").

In January 2007, all Executive Directors opted for primary and enhanced protection under the A Day regulations. Nevertheless, all the current Executive Directors are continuing to accrue benefits in the Final Salary section of the Northern Rock Pension Scheme, a contributory pension scheme which provides a pension of up to two-thirds of pensionable salary on retirement, dependent upon service, with benefits accruing at the rate of 1/60th for each year of pensionable service. On death in service the scheme also provides for a dependant's pension and a lump sum of four times basic salary. This pension and life assurance is provided from the scheme (to the extent permitted by legislation) and otherwise from separate arrangements.

The normal retirement age under the Final Salary section of the pension scheme is 60.

For death before retirement while in service, a capital sum equal to four times the annual rate of basic earnings, excluding Director's fees, is payable, plus (for members who joined before January 1, 1999) a return of member's contributions. In addition, a pension of 50% of the Directors' accrued pension, based on pensionable earnings at death and prospective service to age 60, is payable to a surviving spouse. On death before retirement after leaving the scheme, a benefit of 50% of the member's deferred pension, revalued to the date of death, is payable to a surviving spouse providing the couple were married (or in a registered civil partnership) before the date of leaving.

For death in retirement, a spouse's pension of 50% of the member's pre-commutation pension, increased in line with pension increases awarded up to the date of death, is payable, provided the couple were married (or in a registered civil partnership) before the date of retirement, together with the remaining balance (if applicable) of 5 years of the member's pension payments from the date of retirement, at the rate prevailing at the date of death. Benefits payable to registered civil partners are in respect of pensionable service after December 5, 2005 only. In certain circumstances a children's allowance is payable, usually up to the age of 18 (or up to the age of 21 if they are in full-time education). Subject to Northern Rock's and Trustees' approval, early retirement may be granted from the age of 50 (age 55 from April 6, 2010) subject to an actuarial reduction, or at any age due to ill-health.

The pension is calculated at the date of retirement based on final pensionable service and final pensionable earnings at the date of retirement. Where applicable, the pension will be actuarially reduced to take account of early payment. Northern Rock has agreed that if Mr. Applegarth or Mr. Baker (having attained age 55) retire with the consent of Northern Rock, they will receive immediate payment of their accrued pension without the application of an actuarial reduction. Where this occurs, the Northern Rock Pension Scheme will apply its standard actuarial reduction factors for early retirement. The remainder of the pension will be paid by Northern Rock on an unfunded basis.

Post retirement increases to pensions arising from membership of the final salary section of the scheme are guaranteed each year at the rate of 3% per annum compound in respect of pensionable service accrued up to April 5, 2006, subject to any guaranteed minimum pension. The 3% minimum increase does not apply in respect of pensionable service accrued from April 6, 2006. Pension benefits accrued after April 5, 1997 are guaranteed to increase in line with inflation, to a maximum of 5% per annum.

In addition to the normal scheme increases, and subject to the defined benefit scheme fund having adequate resources, the Trustees, with Company consent, may award further discretionary increases each April. Members of the scheme have the option to pay additional voluntary contributions to secure additional benefits within regulatory limits, to which Northern Rock does not contribute.

For any Executive Director, now or in the future, who elects to opt out of the pension scheme, Northern Rock has agreed to pay a cash supplement in respect of the loss of future pension accrual, on a cost neutral basis to Northern Rock. Northern Rock will reimburse reasonable professional fees for advice to Executive Directors concerning the changes to the pension regime.

As Mr. Bennett and Mr. Jones joined Northern Rock's Pension Scheme after the cap on Pensionable Earnings and Final Pensionable Earnings was introduced by the Finance Act 1989, Northern Rock provides them with arrangements to provide the difference between benefits based upon actual Final Pensionable Earnings and the scheme specific cap. These benefits provided by Northern Rock outside of the Pension Scheme, attract the same terms as those provided by the Scheme, save for the option to take a tax free lump sum at retirement. This arrangement does not affect the level of contribution made to the scheme by Mr. Bennett and Mr. Jones, whose contributions are made by reference to full pensionable earnings.

The pension benefits that are provided to Mr. Jones, which accrue at the rate of 1/60th of pensionable salary for each year of service (and *pro rata* for each part year) are split between the Northern Rock Pension Scheme and an unfunded arrangement. The pension scheme provides benefits up to an earnings cap, currently £108,600 for 2006/07 (as compared to £105,600 for 2005/2006) per annum, while the unapproved arrangement provides benefits on earnings in excess of the cap. Mr. Jones contributes 5% of his basic salary to the pension scheme, including those earnings in excess of the earnings cap. If, with the agreement of Northern Rock, Mr. Jones were to commute some of his unapproved pension for a lump sum at retirement, Northern Rock would not reimburse Mr. Jones for any taxes that are due on any such payment. Mr. Jones has also been awarded a pensionable service credit in the pension scheme in respect of a transfer payment that he brought into the scheme.

Benefits in Kind

Each Executive Director is provided with company car and medical insurance benefits. The Executive Directors had, as employees of Northern Rock Building Society (or in the case of Mr. Currie, Mr. Kuipers and Mr. Jones as employees of Northern Rock prior to their appointment as Directors), entitlement to participate in a concessionary mortgage scheme at the discretion of the Board. No further new loans may be made under the scheme following conversion to plc status, but existing loans are not affected.

Policy on Executive Directors' Service Contracts

It is the policy of Northern Rock that Executive Directors' service contracts can be terminated by 12 months' notice given at any time (except when in the final year of their service contract, whereupon the notice would end on the day of their retirement). Each Executive Director can terminate his employment by giving 6 months' notice. All of the Executive Directors' contracts may be terminated immediately by Northern Rock either with (for Mr. Baker and Mr. Bennett) the payment of liquidated damages equal to 12 months' salary and the value of annual bonus paid in respect of the preceding financial year and the annual cost to Northern Rock of providing contractual pension and other benefits or (for Mr. Applegarth, Mr. Currie, Mr. Kuipers and Mr. Jones) a payment in lieu of notice equal to such amount. Payments in lieu of notice may be made in phased payments at Northern Rock's discretion.

Mr. Applegarth, Mr. Baker and Mr. Bennett would, in the event of a change of control of Northern Rock, be entitled to terminate employment at one month's notice within six months of the change of control and receive a liquidated damages payment calculated on the same basis. The terms of reference of the Committee make it clear that the Committee seeks, in appropriate circumstances, to mitigate the amount of termination payments made to Executive Directors.

Service contract dates for the Executive Directors are as follows:

A J Applegarth	March 1, 2001
D F Baker	August 26, 1997, amended by supplemental agreements dated March 12, 1998 and July 1, 1999
R F Bennett	August 26, 1997, amended by supplemental agreement dated March 12, 1998
D A Jones	February 1, 2007
K M Currie	January 5, 2005
A M Kuipers	January 5, 2005

The provisions of this section and Executive Directors service contracts generally are subject to Age Discrimination Legislation where applicable.

Policy on External Non-Executive Directorships Held By Executive Directors

Executive Directors are permitted to hold one external non-executive directorship unrelated to Northern Rock's business, provided that the time commitment is not material. Executive Directors are permitted to retain any fees arising from such a non-executive directorship. On this basis, Mr. Bennett is a Non-Executive Director of Greggs plc, and Mr. Bennett was entitled to fees of £34,000 from that company in respect of 2006. Mr. Applegarth is a Non-Executive Director of Persimmon Homes plc and was entitled to fees of £49,916 in respect of 2006.

Performance Graphs

The performance graphs set out below illustrate the Group's TSR performance over the preceding five years, 2002 to 2006, compared with that of the FTSE 100 Index of which Northern Rock has been a constituent since September 2001 and that of the FTSE 350 Index of which Northern Rock was a constituent prior to September 2001.

TSR Performance Graph
Northern Rock : FTSE 100


TSR %
FTSE 100

TSR Performance Graph
Northern Rock : FTSE 350


TSR %

The FTSE 350 Index has been included because members of this index comprise the comparator group for long term incentive plan purposes for 2004 and prior. The performance graphs have been prepared in accordance with the Regulations.

Remuneration of the Chairman and Non-Executive Directors

The remuneration of the Chairman is determined by the Committee and that of the other Non-Executive Directors is determined by the Board as a whole, on the basis of external independent advice.

Revised fees for 2007 for the Chairman and Non-Executive Directors were determined after consideration of an extensive report by NBSC which, in particular, assessed fees paid for similar roles

at banks in the eight other largest U.K.-listed banks and at the 24 companies grouped around Northern Rock's position in the FTSE 100 at the date of the review and also took into account the required time commitment from Northern Rock's Non-Executive Directors relative to FTSE 100 norms. The resultant revised fee structure is as follows:

Chairman	£315,000	(2006 – £300,000)
Senior Independent Non-Executive Director	£72,000	(2006 – £67,000)
Non-Executive Directors' Basic Fee	£45,000	(2006 – £44,000)
Additional Fee for Membership of a Board Committee	£5,000	(2006 – £5,000)
Additional Fee for Chairman of a Board Committee	£16,000	(2006 – £16,000)

The Chairman and Non-Executive Directors serve Northern Rock under letters of appointment, which are terminable by Northern Rock at any time without liability for compensation; they do not have service contracts. The Chairman and Non-Executive Directors are entitled to fees from Northern Rock and it is Northern Rock's policy that they do not participate in bonus, incentive or pension schemes.

Information Subject to Audit

The information set out below in the remainder of the Directors' Remuneration Report has been subject to audit as required by Part 3 of Schedule 7A of the Companies Act 1985.

Directors' Individual Remuneration

Details of Directors' individual remuneration is set out below:

Non-Executive Directors

	2006	2005
	£000	£000
Dr M W Ridley (Chairman)	300	218
N A H Fenwick	54	43
Sir Ian Gibson	80	49
N Pease	65	53
M J Queen (appointed January 5, 2005)	54	43
R A Radcliffe (appointed March 1, 2005)	56	37
Sir George Russell* (retired April 25, 2006)	26	60
Sir Derek Wanless	86	69
	721	572

**Sir George Russell is a former member of the Non-Executive Directors' section of the Northern Rock Pension Scheme, which ceased to accrue benefits after June 30, 1997. His deferred pension came into payment on October 25, 2005 at a rate of £12,229 per annum and was increased to £12,371 per annum on April 1, 2006, in line with the scheme rules.*

Executive Directors	Chief Executive	Deputy Chief Executive	Group Finance Director	Executive Director	Executive Director	
	A J Applegarth	D F Baker	R F Bennett	K M Currie	A M Kuipers	Total
	£000	£000	£000	£000	£000	£000
2006						
Salaries and fees . . .	690	455	455	365	365	2,330
Bonus	660	435	435	349	349	2,228
Total remuneration .	1,350	890	890	714	714	4,558
Non cash benefits . .	14	10	19	11	11	65
Total emoluments . .	1,364	900	909	725	725	4,623
2005						
Salaries and fees . . .	625	390	390	270	270	1,945
Bonus	529	330	330	229	229	1,647
Total remuneration .	1,154	720	720	499	499	3,592
Non cash benefits . .	14	10	18	11	11	64
Total emoluments . .	1,168	730	738	510	510	3,656

The cash bonus scheme rewards year-on-year increases in the Group's underlying profit attributable to shareholders. In 2006, every 1% increase in profit before taxation generated a cash bonus payment equal to 5% of salary with a maximum of 100% of salary by way of bonus for 20% increase in profits.

The bonus earned in respect of 2006 was 95.6% of salary for each of the Directors.

There were no payments by Northern Rock during the financial year for compensation for loss of office or payments in connection with the termination of qualifying services.

There were no amounts paid to the Executive Directors in respect of their qualifying services by way of expenses allowance that was chargeable to U.K. income tax.

The nature of the non-cash benefits is set out below.

Bonus Matching Plan

Details of the ordinary shares over which the directors have conditional rights under the bonus matching plan by year of grant are as follows:

Rights under the Bonus Matching Plan

	Date granted	Rights held under plan at 31 Dec 05	Rights granted during 2006	Market price of each share at date of grant £	Rights released during 2006	Rights held under plan at 31 Dec 06	Date of end of qualifying period
A J Applegarth	Jan 03	52,253	—	6.10	(52,253)	—	—
	Jan 04	53,208	—	7.40	—	53,208	Jan 07
	Jan 05	47,618	—	7.73	—	47,618	Jan 08
	Jan 06	—	55,315	9.57	—	55,315	Jan 09
D F Baker	Jan 03	38,728	—	6.10	(38,728)	—	—
	Jan 04	35,472	—	7.40	—	35,472	Jan 07
	Jan 05	31,605	—	7.73	—	31,605	Jan 08
	Jan 06	—	34,517	9.57	—	34,517	Jan 09
R F Bennett	Jan 03	38,728	—	6.10	(38,728)	—	—
	Jan 04	35,472	—	7.40	—	35,472	Jan 07
	Jan 05	31,605	—	7.73	—	31,605	Jan 08
	Jan 06	—	34,517	9.57	—	34,517	Jan 09
K M Currie	Jan 03	22,130	—	6.10	(22,130)	—	—
	Jan 04	20,270	—	7.40	—	20,270	Jan 07
	Jan 05	18,120	—	7.73	—	18,120	Jan 08
	Jan 06	—	23,895	9.57	—	23,895	Jan 09
A M Kuipers	Jan 03	22,130	—	6.10	(22,130)	—	—
	Jan 04	20,270	—	7.40	—	20,270	Jan 07
	Jan 05	18,120	—	7.73	—	18,120	Jan 08
	Jan 06	—	23,895	9.57	—	23,895	Jan 09

Shares granted in January 2003 vested in January 2006 when Northern Rock's share price was £9.57.

Executive Directors and certain other senior executives are entitled to elect for all or part of the after tax amount of their annual cash bonus to be used to acquire shares; alternatively they may elect to deposit their own shares. The shares acquired or deposited are eligible under this scheme for additional Matching Shares at the end of a three-year period. For 2004 and previous years, the release of Matching Shares was not dependent on satisfaction of a further performance condition. For awards in 2005 and 2006, the release of Matching Shares will be dependent on the Group achieving real EPS growth of 3% per annum over the three years prior to their release.

The value, calculated in accordance with IFRS 2 — Share-based Payment, of these awards is being charged to the income statement over the three-year period to which they relate. In 2006, £1,367,302 was charged to the income statement (2005 £1,138,922).

2007 awards were granted to all Executive Directors other than Mr. Bennett under the new Share Matching Plan after the AGM based on a share price of £11.98 per share (the share price prevailing on January 26, 2007 — the normal date on which such awards would have been granted but for the requirement to obtain prior shareholder approval for the new scheme). As explained above, Mr. Bennett received an award under the existing Bonus Matching Plan on January 26, 2007.

Deferred Share Scheme

Subject to shareholder approval of the new share scheme arrangements, there will be no further awards under the Deferred Share Scheme following the January 2007 award (details of which are outlined below) relating to the 2006 annual bonus.

Details of the Ordinary Shares over which the Directors have conditional rights under the Deferred Share Scheme by year of grant are as follows:

	Date granted	Rights held under plan at 31 Dec 05	Rights granted during 2006	Market price of each share at date of grant £	Rights released during 2006	Rights held under plan at 31 Dec 06	Date of end of qualifying period
A J Applegarth	Jan 03	52,254	—	6.10	(52,254)	—	—
	Jan 04	53,208	—	7.40	—	53,208	Jan 07
	Jan 05	47,618	—	7.73	—	47,618	Jan 08
	Jan 06	—	55,315	9.57	—	55,315	Jan 09
D F Baker	Jan 03	38,730	—	6.10	(38,730)	—	—
	Jan 04	35,472	—	7.40	—	35,472	Jan 07
	Jan 05	31,605	—	7.73	—	31,605	Jan 08
	Jan 06	—	34,517	9.57	—	34,517	Jan 09
R F Bennett	Jan 03	38,730	—	6.10	(38,730)	—	—
	Jan 04	35,472	—	7.40	—	35,472	Jan 07
	Jan 05	31,605	—	7.73	—	31,605	Jan 08
	Jan 06	—	34,517	9.57	—	34,517	Jan 09
K M Currie	Jan 03	22,131	—	6.10	(22,131)	—	—
	Jan 04	20,270	—	7.40	—	20,270	Jan 07
	Jan 05	18,120	—	7.73	—	18,120	Jan 08
	Jan 06	—	23,895	9.57	—	23,895	Jan 09
A M Kuipers	Jan 03	22,131	—	6.10	(22,131)	—	—
	Jan 04	20,270	—	7.40	—	20,270	Jan 07
	Jan 05	18,120	—	7.73	—	18,120	Jan 08
	Jan 06	—	23,895	9.57	—	23,895	Jan 09

Shares granted in January 2003 vested in January 2006 when Northern Rock's share price was £9.57.

Executive Directors and certain other senior executives who received a cash bonus were eligible under this scheme to receive deferred shares of an equivalent value. Prior to 2005, the release of deferred share awards was not dependent on satisfaction of a further performance condition (other than normally remaining in employment until the date of vesting) because the value of deferred share awards was derived from annual bonus criteria and was therefore dependent on corporate performance. For awards in 2005 and subsequent years, the release of any deferred share awards became dependent on the Group achieving average real EPS growth of 3% per annum over the three years prior to their release.

The value, calculated in accordance with IFRS 2 — Share-based Payment, of these awards is being charged to the income statement over the three-year period to which they relate. In 2006, £1,367,302 was charged to the income statement (as compared to £1,138,937 in 2005).

The final grant of awards under this scheme were granted on January 26, 2007, with the award value determined by the 2006 cash bonus, at £11.98 per share as follows:

A J Applegarth	55,061
D F Baker	36,308
R F Bennett	36,308
K M Currie	29,126
A M Kuipers	29,126

Long Term Incentive Plan

Details of the ordinary shares over which the directors have conditional rights under the existing Long Term Incentive Plan by year of grant are as follows:

	Date granted	Rights held under plan at 31 Dec 05	Rights granted during 2006	Market price of each share at date of grant £	Rights lapsed during 2006	Rights released during 2006	Rights held under plan at 31 Dec 06	Date of end of qualifying period
A J Applegarth.	Jan 03	86,066	—	6.10	(86,066)	—	—	—
	Jan 04	76,351	—	7.40	—	—	76,351	Jan 07
	Jan 05	80,854	—	7.73	—	—	80,854	Jan 08
	Jan 06	—	72,100	9.57	—	—	72,100	Jan 09
D F Baker	Jan 03	57,377	—	6.10	(57,377)	—	—	—
	Jan 04	50,676	—	7.40	—	—	50,676	Jan 07
	Jan 05	50,453	—	7.73	—	—	50,453	Jan 08
	Jan 06	—	47,544	9.57	—	—	47,544	Jan 09
R F Bennett . . .	Jan 03	57,377	—	6.10	(57,377)	—	—	—
	Jan 04	50,676	—	7.40	—	—	50,676	Jan 07
	Jan 05	50,453	—	7.73	—	—	50,453	Jan 08
	Jan 06	—	47,544	9.57	—	—	47,544	Jan 09
K M Currie . . .	Jan 03	32,787	—	6.10	(32,787)	—	—	—
	Jan 04	29,054	—	7.40	—	—	29,054	Jan 07
	Jan 05	34,929	—	7.73	—	—	34,929	Jan 08
	Jan 06	—	38,140	9.57	—	—	38,140	Jan 09
A M Kuipers . .	Jan 03	32,787	—	6.10	(32,787)	—	—	—
	Jan 04	29,054	—	7.40	—	—	29,054	Jan 07
	Jan 05	34,929	—	7.73	—	—	34,929	Jan 08
	Jan 06	—	38,140	9.57	—	—	38,140	Jan 09

The gross awards granted in 2003, shown above, matured in January 2006 and led to no release of shares originally awarded. There were no variations made in the terms and conditions of the plan interests during 2006.

Shares may only be released if demanding performance targets are achieved and if the participant remains in employment, except in certain "good leaver" circumstances. In relation to awards granted in 2004 and previous years, performance is measured over a three year period on the basis of TSR, comparing Northern Rock's performance to that of the other companies in the FTSE 350 Index at the date of the award. For awards in 2005 and subsequent years, Northern Rock's TSR will be compared to that of other companies in the FTSE 100 Index at the date of the award. See page 110 for further details. Subject to the performance criteria being met, awards may be exercised during the three-month period commencing on the third anniversary of the award dates. The awards will lapse if they are not exercised during these times.

The value, calculated in accordance with IFRS 2 — Share-based Payment, of these awards is being charged to the income statement over the three-year period to which they relate. In 2006, £1,031,257 was charged to the income statement (as compared to £850,310 in 2005).

2007 awards were granted under the New LTIP after the AGM based on a share price of £11.98 per share (the share price prevailing on January 26, 2007 — the normal date on which such awards would have been granted but for the requirement to obtain prior shareholder approval for the new scheme).

Pensions

Set out below are details of the pension benefits to which each of the Executive Directors is entitled.

	Age at 31 Dec 06	Years and months of service at 31 Dec 06	Accrued pension entitlement 31 Dec 06 (Per annum) £	Accrued pension entitlement at 31 Dec 05 (Per annum) £	Additional pension entitlement earned in year £	Additional entitlement earned (in excess of inflation) £
A J Applegarth	44	23 yrs 2 mths	266,417	230,903	35,514	29,280
D F Baker	53	29 yrs 7 mths	255,306	211,250	44,056	38,352
R F Bennett	59	13 yrs 2 mths	303,334	260,000	43,334	36,314
K M Currie	50	26 yrs 5 mths	183,007	130,125	52,882	49,369
A M Kuipers	49	19 yrs 3 mths	117,104	82,125	34,979	32,762

	Transfer value of accrued pension entitlement at 31 Dec 06 £	Transfer value of accrued pension entitlement at 31 Dec 05 £	Increase in transfer value less Directors' contributions £	Transfer value of increase in accrued pension entitlement in excess of inflation (less Directors' contributions) £
A J Applegarth	2,235,907	1,842,785	358,633	218,677
D F Baker	3,516,436	2,793,613	700,073	515,834
R F Bennett	6,069,333	5,131,167	915,416	705,545
K M Currie	2,129,335	1,430,644	680,442	572,279
A M Kuipers	1,245,550	837,525	389,775	343,124

The accrued pension entitlement is the amount at the end of the year that the Director would receive if he retired at age 60. The increase in the accrued pension entitlement is the difference between the accrued pension entitlement at the year end and that at the previous year end. The Listing Rules also require this to be disclosed excluding inflation.

All transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer values of the accrued pension entitlement represent the value of assets that the pension scheme would need to transfer to another pension provider on transferring the scheme's liability in respect of the Directors' pension benefits. They do not represent the sums payable to individual Directors and, therefore, cannot be added meaningfully to annual remuneration.

The increase in the transfer value less Directors' contributions is the increase in the transfer value of the accrued pension entitlement during the year after deducting the Director's personal contributions to the scheme.

The transfer value of the increase in accrued pension entitlement, required by the Listing Rules, discloses the current value of the increase in accrued pension entitlement (excluding inflation) that the Director has earned in the period, whereas the change in his transfer value, required by the Companies Act 1985, discloses the absolute increase or decrease in transfer values and thus includes the change in value of the accrued pension entitlement that results from market volatility affecting the transfer value over the year, as well as the value of the additional accrued pension entitlement earned in the year.

Including Mr. Bennett's unfunded arrangement he has an estimated accrued annual pension entitlement at December 31, 2006 of £303,334, amounting to 2/3 of his full pensionable earnings.

Directors' Interests in Shares

The following Directors held a beneficial interest in Northern Rock's Ordinary Shares:

	At 27 Feb 07	At 31 Dec 06	At 31 Dec 05	At 27 Feb 07	At 31 Dec 06	At 31 Dec 05
Non Executive Directors						
Dr M W Ridley	46,150	46,150	46,150	—	—	—
N A H Fenwick	3,750	3,750	1,500	—	—	—
Sir Ian Gibson	15,000	15,000	15,000	—	—	—
N Pease	8,350	8,350	8,350	—	—	—
M J Queen	4,000	4,000	4,000	—	—	—
R A Radcliffe	—	—	—	—	—	—
Sir George Russell	6,605	6,605	36,755	—	—	—
Sir Derek Wanless	20,500	20,500	20,500	—	—	—
Executive Directors						
A J Applegarth	98,257	94,746	101,398	413,881	541,587	549,430
D F Baker	62,525	70,182	73,041	266,549	351,861	370,118
R F Bennett		63,598	65,187		351,861	370,118
K M Currie	43,746	48,694	47,074	186,225	226,693	217,811
D A Jones (appointed February 1, 2007)	25,988			94,988		
A M Kuipers	52,699	61,559	38,015	186,225	226,693	217,811

Contingent interests represent ordinary shares over which the directors have conditional rights under the Bonus Matching Plan, the Deferred Share Scheme and the Long Term Incentive Plan which is subject to stringent performance criteria being met as described previously.

Directors' Share Options

Movements in options to subscribe for Ordinary Shares in Northern Rock in which the Directors have an interest during the period January 1, 2006 to December 31, 2006 are as follows:

	Option type	At 31 Dec 05	Exercised in 2006	Exercise price £	At 31 Dec 06	Date from which first exercisable	Expiry date
A J Applegarth	Sharesave 4	2,273	—	7.27	2,273	May 1, 10	Nov 1, 10
D F Baker	Sharesave 4	1,303	—	7.27	1,303	May 1, 08	Nov 1, 08
R F Bennett	Sharesave 3	1,580	(1,580)	5.98	—	—	—
K M Currie	Share Option Scheme	4,854	—	6.18	4,854	Jun 1, 01	Jun 1, 08
	Sharesave 4	1,303	—	7.27	1,303	May 1, 08	Nov 1, 08
A M Kuipers	Sharesave 2	8,546	—	2.15	8,546	May 1, 07	Nov 1, 07
	Sharesave 4	2,273	—	7.27	2,273	May 1, 10	Nov 1, 10

No Executive Director option terms were varied during 2006 and no price was paid for any of the options in the table, other than the all employee Sharesave Scheme, where each Director paid £250 per month.

Options listed in the table above are H M Revenue & Customs approved schemes. The Employee Share Option Scheme was subject to an earnings per share target which was met in 2006. Options under the Sharesave Scheme do not have any performance conditions.

For each unexercised option at the end of the year, the market price of each share at December 31, 2006 was £11.78, the highest market price during the year was £12.18 (November 16, 2006) and the lowest market price during the year was £9.31 (January 10, 2006).

On May 2, 2006 RF Bennett exercised 1,580 share options. The market price of the shares on May 2, 2006 was £10.60. On January 26, 2007 KM Currie exercised and sold 4,854 share options. The market price of the shares on January 26, 2007 was £11.92.

The specific individual interests of Executive Directors are shown in the tables above. In addition the Directors are deemed to have an interest in shares held by Trusts for various executive and other employee share schemes at December 31, 2006 as follows:

(i) Northern Rock Employee Trust holds 6,740,740 shares (as compared to 4,048,207 shares at December 31, 2005);

(ii) Northern Rock Qualifying Employee Share Ownership Trust holds 600,852 shares (as compared to 1,117,287 shares at December 31, 2005); and

(iii) Northern Rock Trustees Limited holds 85,708 shares (as compared to 287,252 shares at December 31, 2005).

DESCRIPTION OF THE NOTES

The following description sets forth the material terms and provisions of the Notes to which any Final Terms or Pricing Supplement, as the case may be, may relate. The particular terms of the Notes offered by any Final Terms or Pricing Supplement, as the case may be, and the extent, if any, to which the general provisions described below may apply to the Notes so offered will be described, in the case of any listed Notes, in the form of Final Terms, or, in the case of unlisted Notes, in the form of a Pricing Supplement, as the case may be. Capitalized terms used but not defined herein shall have the meanings given to them in the Notes or the Indentures (as defined below), as the case may be. The following summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the terms and conditions of the Indentures, the Notes of each Series (as defined below) and the Final Terms or Pricing Supplement, as the case may be, related to the Notes of such Series. The terms and conditions of a Series of Notes, when combined with the applicable Final Terms or Pricing Supplement, as the case may be, will comprise the complete terms and conditions of such Series.

It is expected that Senior Notes will be unlisted and that the specific terms relating to any Senior Notes will be set forth in an applicable Pricing Supplement. It is expected that Subordinated Notes will be listed and that the specific terms relating to any Subordinated Notes will be set forth in an applicable Final Terms. In certain cases, a Pricing Supplement containing substantially the same information with respect to the specific terms relating to any Subordinated Notes will be prepared prior to delivery of Final Terms.

General

The Senior Notes offered hereby will be issued under an Amended and Restated Senior Indenture, dated as of May 30, 2007, between Northern Rock and Deutsche Bank Trust Company Americas (formerly Bankers Trust), as trustee (the "**Senior Trustee**"); together with the Trustees (as defined below) in their capacity as principal paying agents, the "**Paying Agents**", each a "**Paying Agent**") (such Indenture, as supplemented or amended from time to time, is referred to herein as the "**Senior Indenture**"). The Subordinated Notes offered hereby, which may be Dated Subordinated Notes or Perpetual Subordinated Notes, will be issued under an Amended and Restated Subordinated Indenture, dated as of May 30, 2007, between Northern Rock and Deutsche Bank Trust Company Americas as trustee and principal paying agent (the "**Subordinated Trustee**" and together with the Senior Trustee, the "**Trustees**") (such Indenture, as supplemented or amended from time to time, is referred to herein as the "**Subordinated Indenture**"; the Subordinated Indenture and the Senior Indenture are referred to herein collectively as the "**Indentures**" and individually as an "**Indenture**"). In connection with the listing of the Program on the Euro MTF, Northern Rock has appointed Deutsche Bank Luxembourg S.A. as Luxembourg paying and transfer agent (the "**Luxembourg Paying Agent**", which expression includes any additional or successor Luxembourg paying and transfer agents) pursuant to an Amended and Restated Luxembourg Paying and Transfer Agency Agreement, dated as of May 30, 2007 (as supplemented or amended from time to time, the "**Luxembourg Paying and Transfer Agency Agreement**"), between Northern Rock and Deutsche Bank Luxembourg S.A. References to the "Indentures" will be construed to include references to the Luxembourg Paying and Transfer Agency Agreement. In acting under the Luxembourg Paying and Transfer Agency Agreement, the Luxembourg Paying Agent will act solely as agent of Northern Rock and does not assume any obligations or relationships of agency or trust to or with the Holders. The Senior Notes and the Subordinated Notes are limited to an aggregate principal amount of up to U.S.$20,000,000,000 outstanding at any time (including, in the case of Notes denominated in one or more other currencies or composite currencies, the equivalent thereof at the Market Exchange Rate in the Specified Currency on the Original Issue Date (each as defined below)), subject to reduction by or pursuant to action of the Board of Directors of Northern Rock, provided that no such reduction will affect any Note already issued or as to which an offer to purchase has been accepted by Northern Rock. The foregoing limits, however, may be increased by Northern Rock without the consent of the Holders if in the future it determines that it may wish to sell additional Notes.

The Notes will be offered on a continuing basis and each Note will mature nine months or more from its Original Issue Date as selected by the initial purchaser and agreed to by Northern

Rock, and may be subject to redemption at the option of Northern Rock or repayment at the option of the Holder prior to the date on which such Notes will mature (the "**Stated Maturity**") as set forth below under "— Redemption and Repurchase". Each Note will be denominated in U.S. dollars or in such other Specified Currency as is specified in the applicable Final Terms or Pricing Supplement, as the case may be. See "— Payment of Principal, Premium, if any, and Interest, if any" below. Each Note will be either (i) a Fixed Rate Note or (ii) a Floating Rate Note which will bear interest at a rate determined by reference to the interest rate basis or combination of interest rate bases specified in the applicable Final Terms or Pricing Supplement, as the case may be, which may be adjusted by a Spread and/or Spread Multiplier (each as defined below).

Status of Senior Notes

The Senior Notes will constitute direct, unconditional, unsubordinated and (subject to the provisions set forth under "— Negative Pledge" herein) unsecured obligations of Northern Rock without any preference among themselves and will rank at least equally with deposits and all other unsecured and unsubordinated obligations of Northern Rock, subject, in the event of insolvency, to laws of general applicability relating to or affecting creditors' rights, provided that such other unsecured and unsubordinated indebtedness may contain covenants, events of default and other provisions which are different from or which are not contained in the Senior Notes.

Status and Subordination of Subordinated Notes

The Subordinated Notes will constitute direct, unconditional, unsecured and subordinated obligations of Northern Rock, without any preference among themselves. The rights of Holders of Dated Subordinated Notes will, in the event of a winding up of Northern Rock, or in an administration of Northern Rock after the administrator has served notice pursuant to Rule 2.95 Insolvency Rules 1986 (as amended, and including any amendment or replacement thereof) that he or she proposes to make a distribution to creditors of Northern Rock (a "**Distribution Notice**"), be subordinated to the claims of depositors and other unsubordinated creditors of Northern Rock in respect of their respective Senior Claims (as defined below). The rights of Holders of Perpetual Subordinated Notes are subordinated in right of payment to the claims of Senior Creditors (as defined below). The Subordinated Notes do not have the benefit of the negative pledge covenant described below under "— Negative Pledge".

"**Senior Claims**" means the aggregate amount of all claims which are not, in respect of indebtedness of Northern Rock, the right to repayment of which by its terms is, or is expressed to be, subordinated to (or otherwise rank after) the claims of depositors and other unsubordinated creditors of Northern Rock.

"**Senior Creditors**" means creditors of Northern Rock (i) who are unsubordinated depositors or other unsubordinated creditors of Northern Rock, or (ii) whose claims are, or are expressed to be, subordinated (whether only in the event of the winding up or administration of Northern Rock or otherwise) to the claims of unsubordinated depositors and other unsubordinated creditors of Northern Rock but not further or otherwise, or (iii) who are subordinated creditors of Northern Rock other than those whose claims are, or are expressed to rank *pari passu* with, or junior to, the claims of the Holders of Perpetual Subordinated Notes.

With respect to Perpetual Subordinated Notes, if at any time an order is made or an effective resolution is passed for the winding up of Northern Rock in England (except in the case of a solvent winding up solely for the purpose of a reconstruction or amalgamation or the substitution of Northern Rock by a successor, the terms of which reconstruction, amalgamation or substitution (i) have been previously approved by the Subordinated Trustee in writing or by the Holders of not less than a majority in aggregate principal amount of the Outstanding Perpetual Subordinated Notes and (ii) do not provide that the Notes shall thereby become payable), or, if Northern Rock is in administration, a Distribution Notice is served the amounts payable on the Perpetual Subordinated Notes of each Series (in lieu of any other payment but subject to the subordination provisions of the Subordinated Indenture), will be such amount, if any, as would have been payable to the Holder thereof if, on the day prior to the commencement of the winding up or such administration and thereafter, Holders of such Perpetual Subordinated Notes were the holders of a class of preference

shares in the capital of Northern Rock having a preferential right to a return of assets in the winding up or such administration over the holders of all issued shares for the time being in the share capital of Northern Rock on the assumption that such preference shares were entitled to receive (to the exclusion of other rights or privileges) as a return of capital in such winding up or such administration an amount equal to the principal amount of such Note together with premium, if any, and interest accrued to the date of repayment, if any, at the rate provided for in the Perpetual Subordinated Notes of the Series, and Arrears of Interest (as defined below), if any, which is payable.

With respect to Dated Subordinated Notes, payments of principal, premium, if any, and interest, if any, are conditional upon, in the event of a winding up of Northern Rock or an administrator of Northern Rock following the service of a Distribution Notice, Northern Rock being solvent at the time of payment by Northern Rock, and no principal, premium, if any, or interest, if any, will be payable except to the extent that Northern Rock could make such payment and still be solvent immediately thereafter. For the purposes of this section ("**Description of the Notes**"), Northern Rock shall be "solvent" if its Assets exceed its Liabilities (other than its Liabilities which are not Senior Claims). A report as to the solvency of Northern Rock by its liquidator or administrator shall in the absence of proven error be treated and accepted by Northern Rock, the Trustees and the Holders of the Notes as correct and sufficient evidence thereof.

With respect to Perpetual Subordinated Notes, payments of principal, premium, if any, and interest and Arrears of Interest (as defined below), if any, are, in addition to the right of Northern Rock to defer payment of interest as described below, conditional upon Northern Rock being solvent at the time of payment by Northern Rock, and no principal, premium, if any, or interest and Arrears of Interest, if any, shall be payable except to the extent that Northern Rock could make such payment and still be solvent immediately thereafter. For the purposes of this section, Northern Rock shall be solvent if (i) to the extent that any determination as to solvency is to be made prior to the commencement of winding up or administration proceedings of Northern Rock, it is able to pay its debts owed to Senior Creditors as such debts fall due and (ii) its Assets exceed its Liabilities (other than its Liabilities to persons who are not Senior Creditors). A report as to the solvency of Northern Rock by two directors of Northern Rock or, if Northern Rock is in winding up, its liquidator or administrator, shall in the absence of proven error be treated and accepted by Northern Rock, the Trustees and the Holders of the Notes as correct and sufficient evidence thereof.

The obligations of Northern Rock in respect of the Perpetual Subordinated Notes are conditional upon Northern Rock being solvent immediately before and after payment by Northern Rock. If this condition is not satisfied, any amounts which might otherwise have been allocated in or towards payment of principal and interest in respect of the Perpetual Subordinated Notes may be used to absorb losses.

"**Assets**" means the unconsolidated gross tangible assets of Northern Rock and "**Liabilities**" means the unconsolidated gross liabilities of Northern Rock as shown in the latest published audited balance sheet of Northern Rock but as adjusted for contingent assets and contingent liabilities and subsequent events, as the Board or the liquidator or administrator (as the case may be) may determine.

With respect to Perpetual Subordinated Notes on an Interest Payment Date there may (subject to the subordination provisions set forth in the Subordinated Indenture) be paid (at the option of Northern Rock) the interest accrued on such Interest Payment Date in respect of the Interest Period ending on the day immediately preceding such date, but Northern Rock shall not have any obligation to make such payment and any failure to pay shall not constitute a default by Northern Rock for any purpose. If Northern Rock opts not to pay interest on an Interest Payment Date, it shall give not less than 30 days' notice of such option to the Holders of the Perpetual Subordinated Notes in accordance with the notice provisions specified in the Subordinated Indenture. Any interest not paid on an Interest Payment Date together with any other interest not paid on any other Interest Payment Date shall, so long as the same remains unpaid, constitute "**Arrears of Interest**". Arrears of Interest may, at the option of Northern Rock (subject to the subordination provisions set forth in the Subordinated Indenture), be paid in whole or in part at any time upon the expiration of not less than seven days' notice given to the Subordinated Trustee and to the Holders, but all Arrears of Interest on all Notes outstanding shall (subject to the subordination provisions set forth in the Subordinated Indenture) become due in full on whichever is the earliest of (i) the date upon which a dividend is

next paid on any class of share capital of Northern Rock, (ii) the date set for any redemption, or (iii) the commencement of winding up proceedings of Northern Rock in England.

If notice is given by Northern Rock of its intention to pay the whole or part of Arrears of Interest, Northern Rock will be obliged (subject to the subordination provisions set forth in the Subordinated Indenture) to make such payment upon the expiration of such notice. Where Arrears of Interest are paid in part, each part payment shall be applied in payment of the Arrears of Interest accrued due in respect of the relative Interest Payment Date (or consecutive Interest Payment Dates) furthest from the date of payment. Arrears of Interest shall not themselves bear interest.

The Holder of any Subordinated Note by such Holder's acceptance thereof will be deemed to the extent permitted by applicable law to have waived any right of set-off or counterclaim that such Holders might otherwise have against Northern Rock whether prior to or in any winding up of Northern Rock or as may arise outside of any insolvency proceedings.

If "**Debt Accounting**" is specified in the applicable Final Terms relating to Perpetual Subordinated Notes, Northern Rock may not exercise its right to defer interest as provided above if an Interest Capital Disqualification Event has occurred and it is continuing (unless a Capital Breach Event has also occurred and is continuing at such time when Northern Rock may still exercise such right in its discretion). If "**Equity Accounting**" is specified in the applicable Final Terms relating to Perpetual Subordinated Notes, the foregoing sentence shall not apply. For purposes of this paragraph:

"**Capital Breach Event**" means the occurrence of a breach by Northern Rock, the Group or any member of the Group of the United Kingdom capital adequacy requirements, guidelines or measures or any other regulatory capital requirements, guidelines or measures applicable to Northern Rock, the Group or any member of the Group, as the case may be (whether or not such requirements, guidelines or measures have the force of law and whether they are applied generally or specifically to Northern Rock, the Group or any member of the Group, as the case may be);

"**Interest Capital Disqualification Event**" shall be deemed to have occurred if the FSA has confirmed to Northern Rock that the Perpetual Subordinated Notes would cease to be eligible to qualify (save where such non-qualification is only as a result of any applicable limitation on the amount of such capital) as regulatory capital for Northern Rock on a solo and/or consolidated basis.

If "Debt Accounting" is specified in the applicable Final Terms relating to Perpetual Subordinated Notes, if, on any Interest Payment Date, interest in respect of such Perpetual Subordinated Notes shall not have been paid as a result of the exercise by Northern Rock of its option to defer interest as provided above, then from such Interest Payment Date until such time as the full amount of such Arrears of Interest has been received by the Subordinated Trustee and no other Arrears of Interest remains unsatisfied the Dividend and Capital Restriction shall apply. If "Equity Accounting" is specified in the applicable Final Terms relating to Perpetual Subordinated Notes, the foregoing sentence shall not apply. For purposes of this paragraph:

"**Dividend and Capital Restriction**" means that:

(i) Northern Rock shall not declare or pay a dividend on any class of its share capital;

(ii) Northern Rock shall not declare or pay any dividend or interest on any security or other obligation of the Issuer ranking junior to the Perpetual Subordinated Notes; and

(iii) Northern Rock shall procure that no subsidiary undertaking of Northern Rock shall declare or pay any dividend or interest on any security or other obligation benefiting from a guarantee of Northern Rock ranking junior to the Perpetual Subordinated Notes.

provided, however, that the Dividend and Capital Restriction shall not apply to Excluded Subordinated Capital.

"**Excluded Subordinated Capital**" means any share capital, security or other obligation of any member of the Group, the terms of which do not enable the issuer thereof to defer, pass or eliminate a dividend or payment of interest while Arrears of Interest are outstanding, except that "Excluded Subordinated Capital" shall not include any such share capital, security or other obligation of any member of the Group containing such terms but from time to time designated not to be Excluded Subordinated Capital by Northern Rock and which designation shall not have been revoked by Northern Rock. Any such designation or revocation shall be evidenced by the delivery to the

Subordinated Trustee of a certificate signed by two directors of the Issuer, which certificate shall identify the relevant share capital, security or other obligations of the relevant member of the Group (i) to be so designated or (ii) the designation of which is being revoked.

To the extent that Holders of the Notes are entitled to any recovery with respect to the Notes in any bankruptcy, winding up or administration, it is unclear whether such Holders would be entitled in such proceedings to recovery in U.S. dollars and may be entitled only to a recovery in pounds sterling and, as a general matter, the right to claim for any amounts payable on Notes may be limited by applicable insolvency law.

Certain Definitions

"**Business Day**" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in New York City or London; provided, however, that, with respect to Notes denominated in a Specified Currency other than U.S. dollars, such day is also not a day on which commercial banks are authorized or required by law, regulation or executive order to close in the Principal Financial Center (as defined below) of the country issuing the Specified Currency (or, if the Specified Currency is euro or EURIBOR is an applicable Interest Rate Basis, such day is also a day on which the Trans-European Automated Real Time Gross Settlement Express Transfer (TARGET) System is open (a "**TARGET Settlement Date**")).

"**New York City Banking Day**" means any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in the city of New York.

"**U.S. Government Securities Business Day**" means any day except for a Saturday, Sunday or a day on which The Bond Market Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

"**Principal Financial Center**" means, unless otherwise defined in any Note, (i) the capital city of the country issuing the Specified Currency or (ii) the capital city of the country to which the Designated LIBOR Currency relates, as applicable, except, in the case of (i) or (ii) above, that with respect to U.S. dollars, Australian dollars, pounds sterling, Canadian dollars, South African rand and Swiss francs, the "Principal Financial Center" shall be New York City, Sydney and (solely in the case of the Specified Currency) Melbourne, London (solely in the case of the Designated LIBOR Currency), Toronto, Johannesburg and Zurich, respectively.

As used herein, "**Specified Currency**" means a currency issued and actively maintained as a country's or countries' recognized unit of domestic exchange by the government of any country and such term shall also include the euro.

Form, Transfer, Exchange and Denomination

Notes offered in the United States to qualified institutional buyers ("**QIBs**") in reliance on Rule 144A will be represented by one or more notes in global form (each, a "**U.S. Global Note**") and Notes offered outside the United States in reliance on Regulation S will be represented by one or more notes in global form ("**International Global Notes**"). Senior Notes offered to Institutional Accredited Investors, as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act, initially will be represented by physical registered certificates ("**Certificated Notes**"). If such Certificated Notes are thereafter transferred to QIBs in reliance on Rule 144A, or offered outside the United States in reliance on Regulation S, then the Certificated Notes will be represented by one or more U.S. Global Notes or International Global Notes, as the case may be. Unless otherwise specified in a Final Terms or Pricing Supplement, as the case may be, Subordinated Notes will not be offered to Institutional Accredited Investors. Except as set forth below under "— Book-Entry System", physical registered certificates will not be issued in exchange for Global Notes.

Senior Notes will be in fully registered form. Global Notes representing Senior Notes of a Series will be deposited with a custodian for DTC and held by or on behalf of DTC for the benefit of participants in DTC.

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, Subordinated Notes of a Series will initially be represented by a Global Subordinated Note or Global Subordinated Notes in bearer form. The Global Subordinated Note or Global Subordinated Notes representing a Series of Subordinated Notes will be deposited on or about the Original Issue Date of such Note or Notes with a custodian (the "**Subordinated Note Custodian**") under an Amended and Restated Deposit and Custody Agreement, dated as of May 30, 2007 (as supplemented or amended from time to time, the "**Deposit and Custody Agreement**"), entered into by Deutsche Bank Trust Company Americas (formerly Bankers Trust), as depositary (the "**Subordinated Note Depositary**"), the Subordinated Note Custodian and Northern Rock, for the benefit of the holder from time to time of a Global Receipt (the "**Global Receipt Holder**") and beneficial owners from time to time of interests in such Global Receipt. A Global Receipt in registered form representing an interest in 100% of each Global Subordinated Note in respect of Subordinated Notes of a Series will be issued to and deposited with, or on behalf of, DTC in New York City and registered in the name of Cede & Co. ("**Cede**"), as DTC's nominee. Interests in a Global Receipt in respect of a Global Subordinated Note or Global Subordinated Notes representing Subordinated Notes of a Series will be shown in, and transfers thereof will be effected only through, records maintained by DTC and its participants until such time, if any, as Certificated Subordinated Notes in respect of such Subordinated Notes are issued as set forth below under "— Book-Entry System". Pursuant to the terms of the Deposit and Custody Agreement, the Global Subordinated Note or Global Subordinated Notes representing a Series of Subordinated Notes may be transferred only to a successor of the Subordinated Note Custodian and the Global Receipt or Global Receipts in respect of the Global Subordinated Note or Global Subordinated Notes representing a Series of Subordinated Notes may be transferred only to a successor of DTC or another nominee of DTC. See "— Book-Entry System" below. Certificated Senior Notes and Certificated Subordinated Notes, if any, will be exchangeable for other Certificated Senior Notes and Certificated Subordinated Notes, respectively, of any authorized denominations and of a like aggregate principal amount and tenor.

Certificated Notes may be presented to the Trustees, the Paying Agent or the Luxembourg Paying Agent for registration of transfer or exchange at its Corporate Trust Office, which at the date hereof is located at Trust & Securities Services, 60 Wall Street, New York, New York 10005, United States of America, or, in the case of the Luxembourg Paying Agent, at its office located at 2, Boulevard Konrad Avenauer L-1115 Luxembourg. Certificated Notes may be presented for exchange and transfer in the manner, at the places and subject to the restrictions set forth in the respective Indenture and the Notes. Transfers of ownership interests in Global Notes and Global Receipts will be made as set forth below under "— Book-Entry System". The Notes have not been registered under the Securities Act or with any securities regulatory authority of any jurisdiction and, accordingly, transfers of the Notes will be subject to the restrictions set forth below under "— Notice to Investors" in this Offering Circular.

Certificated Notes and interests in the U.S. Global Notes may be transferred to a person who takes delivery in the form of interests in an International Global Note only upon receipt by the applicable Trustee or Deutsche Bank Luxembourg S.A., as an alternative transfer agent, of written certifications (in the form provided in the Indentures) to the effect that such transfer is being made in accordance with Regulation S or Rule 144 under the Securities Act and that, if such transfer occurs prior to the 40th day after the commencement of the offering of such Senior Notes, the interest transferred will be held immediately thereafter through Euroclear Bank S.A./N.V., as the Euroclear Operator ("**Euroclear**") or Clearstream Banking, *société anonyme* ("**Clearstream, Luxembourg**").

Until the 40th day after the closing date for the offering of a Series of Notes, interests in an International Global Note may be held only through Euroclear or Clearstream, Luxembourg. Certificated Notes and interests in International Global Notes may be transferred to a person who takes delivery in the form of interests in a U.S. Global Note only upon receipt by the applicable Trustee of written certifications (in the form provided in the Indentures) to the effect that such transfer is being made in accordance with Rule 144A to a person whom the transferor reasonably believes is purchasing for its own account or for an account as to which it exercises sole investment discretion and that such person and such account or accounts are "qualified institutional buyers" within the meaning of Rule 144A and agree to comply with the restrictions on transfer set forth under "Notice to Investors" in this Offering Circular.

Certificated Senior Notes may be transferred to a person who takes delivery in the form of Certificated Senior Notes (other than transfers to Northern Rock or a Dealer and transfers by or through or approved by a Dealer) only upon receipt by the Senior Trustee of written certifications (in the form provided in the Senior Indenture) to the effect that such Certificated Senior Note is being acquired by an Institutional Accredited Investor for investment purposes and not for distribution in violation of the Securities Act, and containing such other evidence of compliance with the Securities Act as may be required by Northern Rock or the Senior Trustee.

In the event of any redemption of Notes, Northern Rock will not be required to (i) register the transfer of or exchange the Notes during a period of 15 calendar days next preceding the date of redemption; (ii) register the transfer of or exchange the Notes, or any portion thereof, called for redemption, except the unredeemed portion of any of the Notes being redeemed in part; or (iii) with respect to Subordinated Notes represented by a Global Subordinated Note or Global Subordinated Notes in bearer form issued to the Subordinated Note Custodian, exchange any such Note or Notes called for redemption, except to exchange for another Global Subordinated Note or Global Subordinated Notes in bearer form of that Series and like tenor representing the aggregate principal amount of Subordinated Notes of that Series that have not been redeemed.

Each of the applicable Trustee and Deutsche Bank Luxembourg S.A. has been appointed as paying agent pursuant to each of the Indentures. Northern Rock may at any time designate additional Paying Agents or rescind the designation of any Paying Agent. So long as the Notes are listed on the Euro MTF, Northern Rock shall maintain a transfer agent for the Notes in Luxembourg, which shall initially be Deutsche Bank Luxembourg S.A.

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, Notes will be issuable in U.S. dollars in denominations of U.S.$100,000 and integral multiples of U.S.$1,000 in excess thereof. The authorized denominations of any Note denominated in other than U.S. dollars will be the amount of the Specified Currency for such Note equivalent, at the noon dollar buying rate in New York City by the Federal Reserve Bank of New York (the "**Market Exchange Rate**") on the first Business Day in New York City and the country issuing such currency (or, in the case of euro, the first TARGET Settlement Date) next preceding the date on which Northern Rock accepts the offer to purchase such Note, to U.S.$100,000, or such other minimum denomination as may be allowed or required from time to time by any relevant central bank or equivalent governmental body, however designated, or by any laws or regulations applicable to the Notes or to such Specified Currency. The Notes will be issued in integral multiples of 1,000 units of any such Specified Currency in excess of their minimum denominations. If any of the Notes are to be denominated in a Specified Currency other than U.S. dollars, or if the principal of and premium, if any, and interest, if any, on any of the Notes not denominated in U.S. dollars are to be payable at the option of the Holder or Northern Rock in U.S. dollars, the applicable Final Terms or Pricing Supplement, as the case may be, will provide additional information, including applicable exchange rate information, pertaining to the terms of such Notes and other matters of interest to the Holders thereof.

Payment of Principal, Premium, if any, and Interest, if any

Payments of principal, premium, if any, and interest, if any, to owners of beneficial interests in Global Notes or Global Receipts are expected to be made in accordance with those procedures of DTC and its participants in effect from time to time as described below under "— Book-Entry System".

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, with respect to any Certificated Note, payments of interest or Arrears of Interest, if any, and, in the case of Amortizing Notes, principal (other than interest and, in the case of Amortizing Notes, principal payable at Maturity) will be made by mailing a check to the Holder at the address of such Holder appearing on the register for the Notes on the applicable regular record date (the "**Regular Record Date**"). Notwithstanding the foregoing, at the option of Northern Rock, all payments of interest or Arrears of Interest, if any, and, in the case of Amortizing Notes, principal on the Notes may be made by wire transfer of immediately available funds to an account at a bank located within the United States as designated by each Holder not less than 15 calendar days prior to the applicable

Interest Payment Date. A Holder of U.S.$10,000,000 (or, if the Specified Currency is other than U.S. dollars, the equivalent thereof in such Specified Currency) or more in aggregate principal amount of Notes of like tenor and terms with the same Interest Payment Date may demand payment by wire transfer but only if appropriate payment instructions have been received in writing by any Paying Agent with respect to such Note appointed by Northern Rock, not less than 15 calendar days prior to the applicable Interest Payment Date. In the event that payment is so made in accordance with instructions of the Holder, such wire transfer shall be deemed to constitute full and complete payment of such principal, premium and/or interest on the Notes. Payment of the principal of premium, if any, and interest or Arrears of Interest, if any, due with respect to any Certificated Note at Maturity will be made in immediately available funds upon surrender of such Note at the principal office of any Paying Agent, including the Luxembourg Paying Agent, with respect to such Notes appointed by Northern Rock accompanied by wire transfer instructions, provided that the Certificated Note is presented to such Paying Agent in time for such Paying Agent to make such payments in such funds in accordance with its normal procedures.

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, payments of principal, premium, if any, and interest and Arrears of Interest, if any, with respect to any Note to be made in a Specified Currency other than U.S. dollars will be made by check mailed to the address of the person entitled thereto as such address appears in the register or by wire transfer to such account with a bank located in a jurisdiction acceptable to Northern Rock and the respective Trustee as shall have been designated at least 15 calendar days prior to the Interest Payment Date or Maturity, as the case may be, by the Holder of such Note on the relevant Regular Record Date or at Maturity, provided that, in the case of payment of principal of, and premium, if any, and interest and Arrears of Interest, if any, due at Maturity, the Note is presented to any Paying Agent with respect to such Note appointed by Northern Rock in time for such Paying Agent to make such payments in such funds in accordance with its normal procedures. Such designation shall be made by filing the appropriate information with the Trustee at its Corporate Trust Office, and, unless revoked, any such designation made with respect to any Note by a Holder will remain in effect with respect to any further payments with respect to such Note payable to such Holder. If a payment with respect to any such Note cannot be made by wire transfer because the required designation has not been received by the applicable Trustee on or before the requisite date or for any other reason, a notice will be mailed to the Holder at its registered address requesting a designation pursuant to which such wire transfer can be made and, upon such Trustee's receipt of such a designation, such payment will be made within 15 calendar days of such receipt. Northern Rock will pay any administrative costs imposed by banks in connection with making payments by wire transfer, but any tax, assessment or governmental charge imposed upon payments will be borne by the Holders of such Notes in respect of which such payments are made. If so specified in the applicable Final Terms, except as provided below, payments of principal, premium, if any, and interest and Arrears of Interest, if any, with respect to any Note denominated in other than U.S. dollars will be made in U.S. dollars (as set forth below). If the Holder of such Note on the relevant Regular Record Date or at Maturity, if any, as the case may be, requests payments in other than U.S. dollars, the Holder shall transmit a written request for such payment to any Paying Agent with respect to such Note appointed by Northern Rock at its principal office on or prior to such Regular Record Date or the date 15 calendar days prior to Maturity, if any, as the case may be. Such request may be delivered by mail, by hand, by cable or by telex or any other form of facsimile transmission. Any such request made with respect to any Note by a Holder will remain in effect with respect to any further payments of principal, and premium, if any, and interest and Arrears of Interest, if any, with respect to such Note payable to such Holder, unless such request is revoked by written notice received by such Paying Agent on or prior to the relevant Regular Record Date or the date 15 calendar days prior to Maturity, if any, as the case may be (but no such revocation may be made with respect to payments made on any such Note if an Event of Default has occurred with respect thereto or upon the giving of a notice of redemption). Holders of Notes denominated in other than U.S. dollars whose Notes are registered in the name of a broker or nominee should contact such broker or nominee to determine whether and how an election to receive payments in other than U.S. dollars may be made.

The U.S. dollar amount to be received by a Holder of a Note denominated in other than U.S. dollars who elects to receive payments in U.S. dollars will be based on the highest indicated bid quotation for the purchase of U.S. dollars in exchange for the Specified Currency obtained by the Currency Determination Agent (as defined below) at approximately 11:00 A.M., New York City time, on the second Business Day next preceding the applicable payment date (the "**Conversion Date**") from the bank composite or multicontributor pages of the Quoting Source for three (or two if three are not available) major banks in New York City. The first three (or two) such banks selected by the Currency Determination Agent that are offering quotes on the Quoting Source will be used. If fewer than two such bid quotations are available at 11:00 A.M., New York City time, on the second Business Day next preceding the applicable payment date, such payment will be based on the Market Exchange Rate as of the second Business Day next preceding the applicable payment date. If the Market Exchange Rate for such date is not then available, such payment will be made in the Specified Currency. As used herein, the "**Quoting Source**" means Reuters Monitor Foreign Exchange Service, or if the Currency Determination Agent determines that such service is not available, such comparable display or other comparable manner of obtaining quotations as shall be agreed between Northern Rock and the Currency Determination Agent. All currency exchange costs associated with any payment in U.S. dollars on any such Note will be borne by the Holder thereof by deductions from such payment. The currency determination agent (the "**Currency Determination Agent**") with respect to any such Notes will be specified in the applicable Final Terms or Pricing Supplement, as the case may be.

If the Specified Currency for a Note denominated in other than U.S. dollars is not available for the required payment of principal, premium, if any, and/or interest and Arrears of Interest, if any, in respect thereof due to the imposition of exchange controls or other circumstances beyond the control of Northern Rock, Northern Rock will be entitled to satisfy its obligations to the Holder of such Note by making such payment in U.S. dollars on the basis of the Market Exchange Rate, computed by the Currency Determination Agent, on the second Business Day prior to such payment or, if such Market Exchange Rate is not then available, on the basis of the most recently available Market Exchange Rate, or as otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be. Any payment made in U.S. dollars under such circumstances where the required payment was to be in a Specified Currency other than U.S. dollars will not constitute an Event of Default under the applicable Indenture with respect to the Notes. All determinations referred to above made by the Currency Determination Agent shall be at its sole discretion and in accordance with its normal operating procedure and shall, in the absence of manifest error, be conclusive for all purposes and binding on all Holders and beneficial owners of Notes.

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, if the principal of any Discount Note is declared to be immediately due and payable as described herein under "— Events of Default Senior Notes" and "— Subordinated Notes", the amount of principal due and payable with respect to such Note shall be the Amortized Face Amount of such Note as of the date of such declaration. The "Amortized Face Amount" of a Discount Note that does not bear stated interest shall be an amount equal to the sum of (i) the principal amount of such Note multiplied by the price (which may be expressed as a percentage of the aggregate principal amount thereof) at which such Note will be issued (the "**Issue Price**") set forth in the applicable Final Terms or Pricing Supplement, as the case may be, plus (ii) the portion of the difference between the U.S. dollar amount determined pursuant to the preceding clause (i) and the principal amount of such Note that has accrued at the yield to maturity set forth in the Final Terms or Pricing Supplement, as the case may be, (computed in accordance with generally accepted financial practices) to such date of declaration, but in no event shall the Amortized Face Amount of a Discount Note exceed its principal amount.

Northern Rock is entitled to vary or terminate the appointment of any Trustee or Paying Agent appointed under the terms of the Indentures and pursuant to the terms of the Indentures and/or appoint additional or other trustees or paying agents, including affiliates of Northern Rock in either case, and/or approve any change in the specified office through which any paying agent acts, provided that:

(i) so long as the Notes of a Series are listed, quoted and/or traded on or by the Euro MTF, or any other stock exchange or competent listing authority and/or quotation system, there will at all times be a Paying Agent with a specified office in Luxembourg, if applicable, and/or each location required by the rules and regulations of the relevant stock exchange, competent listing authority and/or quotation system; and

(ii) Northern Rock will ensure that it maintains a paying agent in an EU Member State that will not be obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any law implementing such Directive.

For so long as the Notes of any Series are listed, quoted and/or traded on or by the Euro MTF and the rules and regulations of the stock exchange so require, notice of any change in the appointment of any Trustee or Paying Agent appointed under the terms of the Indentures will be published in a leading newspaper of general circulation in Luxembourg (which is expected to be *d'Wort*).

Interest and Interest Rates

Each Note other than certain Discount Notes will bear interest from the date on which such Note will be issued (the "**Original Issue Date**") or from the most recent Interest Payment Date to which interest on such Note has been paid or duly provided for at a fixed rate or rates per annum, or at a rate or rates determined pursuant to an Interest Rate Base or Bases stated therein and in the applicable Final Terms or Pricing Supplement, as the case may be, that may be adjusted by a Spread and/or Spread Multiplier, until the principal thereof is paid or made available for payment. Interest will be payable on each Interest Payment Date and at Maturity. "**Maturity**" means the date, if any, on which the principal (or, if the context so requires, lesser amount in the case of Discount Notes) of (or premium, if any, on) a Note becomes due and payable in full in accordance with its terms and the terms of the applicable Indenture, whether at Stated Maturity or earlier by declaration of acceleration, call for redemption, request for redemption repayment at the option of the Holder pursuant to any sinking fund provision or otherwise. Interest (other than Defaulted Interest which may be paid as of a Special Record Date) will be payable to the Holder at the close of business on the Regular Record Date next preceding such Interest Payment Date; *provided, however*, that interest payable at Maturity will be payable to the person to whom principal shall be payable. The first payment of interest on any Note originally issued between a Regular Record Date for such Note and the succeeding Interest Payment Date will be made on the Interest Payment Date following the next succeeding Regular Record Date for such Note to the Holder.

Interest rates, Interest Rate Base or Bases, Spreads and Spread Multipliers are subject to change by Northern Rock, but no such change will affect any Note theretofore issued or which Northern Rock has agreed to sell. The Interest Payment Dates for each Fixed Rate Note shall be as described below under "— Fixed Rate Notes". The Interest Payment Dates for each Floating Rate Note shall be as described below under "— Floating Rate Notes" and in the applicable Final Terms or Pricing Supplement, as the case may be. The Regular Record Date for a Note will be the fifteenth day (whether or not a Business Day) next preceding each Interest Payment Date or Maturity, as the case may be.

Fixed Rate Notes

Interest on Fixed Rate Notes will be payable semi-annually in arrears on such dates as are specified in the applicable Final Terms or Pricing Supplement, as the case may be (each, an "**Interest Payment Date**" with respect to Fixed Rate Notes) and on the date of Maturity. Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, interest on Fixed Rate Notes will be computed on the basis of a 360-day year of twelve 30-day months.

If any Interest Payment Date or the date of Maturity of a Fixed Rate Note falls on a day that is not a Business Day, the required payment of principal, premium, if any, and interest, if any, with respect to such Note will be made on the next succeeding Business Day as if made on the date such payment was due, and no interest will accrue on such payment for the period from and after such Interest Payment Date or the date of Maturity, as the case may be, to the date of such payment on the next succeeding Business Day.

Floating Rate Notes

Interest on Floating Rate Notes will be determined by reference to the applicable Interest Rate Basis or Bases, which may, as described below, include:

- the CD Rate;
- the CMT Rate;
- the Commercial Paper Rate;
- the Eleventh District Cost of Funds Rate;
- EURIBOR;
- the Federal Funds Rate;
- LIBOR;
- the Prime Rate;
- the Treasury Rate; or

such other Interest Rate Basis or Bases or interest rate formula as may be specified in the applicable Final Terms or Pricing Supplement, as the case may be.

The applicable Final Terms or Pricing Supplement, as the case may be, will specify certain terms with respect to which each Floating Rate Note is being delivered, including: whether such Floating Rate Note is a "Regular Floating Rate Note", a "Floating Rate/Fixed Rate Note" or an "Inverse Floating Rate Note", the Fixed Rate Commencement Date, if applicable, Fixed Interest Rate, if applicable, Interest Rate Basis or Bases, Initial Interest Rate, if any, Initial Interest Reset Date, Interest Reset Dates, Interest Payment Dates, Index Maturity, Maximum Interest Rate and/or Minimum Interest Rate, if any, and Spread and/or Spread Multiplier, if any, as such terms are defined below. If one or more of the applicable Interest Rate Bases is the CMT Rate, EURIBOR or LIBOR, the applicable Final Terms or Pricing Supplement, as the case may be, will also specify the Designated CMT Maturity Index and Designated CMT Reuters Page, the Designated EURIBOR Page or the Designated LIBOR Currency and Designated LIBOR Page respectively, as such terms are defined below. The interest rate borne by the Floating Rate Notes will be determined as follows:

(i) Unless such Floating Rate Note is designated as a "**Floating Rate/Fixed Rate Note**" or an "**Inverse Floating Rate Note**", or as having an Addendum attached or having "Other/ Additional Provisions" apply, in each case relating to a different interest rate formula, such Floating Rate Note will be designated as a "**Regular Floating Rate Note**" and, except as described below or in the applicable Final Terms or Pricing Supplement, as the case may be, will bear interest at the rate determined by reference to the applicable Interest Rate Basis or Bases (a) plus or minus the applicable Spread, if any, and/or (b) multiplied by the applicable Spread Multiplier, if any. Commencing on the Initial Interest Reset Date, the rate at which interest on such Regular Floating Rate Note shall be payable shall be reset as of each Interest Reset Date; provided, however, that the interest rate in effect for the period, if any, from the Original Issue Date to the Initial Interest Reset Date will be the Initial Interest Rate.

(ii) If such Floating Rate Note is designated as a "**Floating Rate/Fixed Rate Note**", then, except as described below or in the applicable Final Terms or Pricing Supplement, as the case may be, such Floating Rate Note will bear interest at the rate determined by reference to the applicable Interest Rate Basis or Bases (a) plus or minus the applicable Spread, if any, and/or (b) multiplied by the applicable Spread Multiplier, if any. Commencing on the Initial Interest Reset Date, the rate at which interest on such Floating Rate/Fixed Rate Note shall be payable shall be reset as of each Interest Reset Date; provided, however, that (y) the interest rate in effect for the period, if any, from the Original Issue Date to the Initial Interest Reset Date will be the Initial Interest Rate and (z) the interest rate in effect (the "**Fixed Interest Rate**") for the period commencing on the date specified therefor in the applicable Final Terms or Pricing Supplement, as the case may be (the "**Fixed Rate Commencement Date**") to the Maturity Date shall be the interest rate so specified in the applicable Final Terms or Pricing Supplement, as the case may be, or, if no such rate is specified, the interest rate in effect thereon on the day immediately preceding the Fixed Rate Commencement Date.

(iii) If such Floating Rate Note is designated as an "**Inverse Floating Rate Note**," then, except as described below or in the applicable Final Terms or Pricing Supplement, as the case may be, such Floating Rate Note will bear interest at the Fixed Interest Rate minus the rate determined by reference to the applicable Interest Rate Basis or Bases (a) plus or minus the applicable Spread, if any, and/or (b) multiplied by the applicable Spread Multiplier, if any; provided, however, that, unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, the interest rate thereon will not be less than zero. Commencing on the Initial Interest Reset Date, the rate at which interest on such Inverse Floating Rate Note shall be payable shall be reset as of each Interest Reset Date; provided, however, that the interest rate in effect for the period, if any, from the Original Issue Date to the Initial Interest Reset Date will be the Initial Interest Rate.

The "**Spread**" is the number of basis points to be added to or subtracted from the related Interest Rate Basis or Bases applicable to such Floating Rate Note. The "**Spread Multiplier**" is the percentage of the related Interest Rate Basis or Bases applicable to such Floating Rate Note by which such Interest Rate Basis or Bases will be multiplied to determine the applicable interest rate on such Floating Rate Note. The "**Index Maturity**" is the period to maturity of the instrument or obligation with respect to which the related Interest Rate Basis or Bases will be calculated.

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, the interest rate with respect to each Interest Rate Basis will be determined in accordance with the applicable provisions below. Except as set forth above or in the applicable Final Terms or Pricing Supplement, as the case may be, the interest rate in effect on each day shall be (i) if such day is an Interest Reset Date, the interest rate determined as of the Interest Determination Date (as defined below) immediately preceding such Interest Reset Date or (ii) if such day is not an Interest Reset Date, the interest rate determined as of the Interest Determination Date immediately preceding the most recent Interest Reset Date.

The applicable Final Terms or Pricing Supplement, as the case may be, will specify whether the rate of interest on the related Floating Rate Note will be reset daily, weekly, monthly, quarterly, semi-annually or annually or at such other specified intervals as specified in the applicable Final Terms or Pricing Supplement, as the case may be (each, an "**Interest Reset Period**") and the dates on which such rate of interest will be reset (each, an "**Interest Reset Date**"). Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, the Interest Reset Dates will be, in the case of Floating Rate Notes which reset:

- daily, each Business Day;
- weekly, the Wednesday of each week (with the exception of weekly reset Floating Rate Notes as to which the Treasury Rate is an applicable Interest Rate Basis, which will reset the Tuesday of each week);
- monthly, the third Wednesday of each month (with the exception of monthly reset Floating Rate Notes as to which the Eleventh District Cost of Funds Rate is an applicable Interest Rate Basis, which will reset on the first calendar day of the month);
- quarterly, the third Wednesday of March, June, September and December of each year;
- semi-annually, the third Wednesday of the two months of each year specified in the applicable Final Terms or Pricing Supplement, as the case may be; and
- annually, the third Wednesday of the month of each year specified in the applicable Final Terms or Pricing Supplement, as the case may be;

provided however, that, with respect to Floating Rate/Fixed Rate Notes, the rate of interest thereon will not reset after the applicable Fixed Rate Commencement Date. If any Interest Reset Date for any Floating Rate Note would otherwise be a day that is not a Business Day, such Interest Reset Date will be postponed to the next succeeding Business Day, except that in the case of a Floating Rate Note as to which EURIBOR or LIBOR is an applicable Interest Rate Basis and such Business Day falls in the next succeeding calendar month, such Interest Reset Date will be the immediately preceding Business Day.

The interest rate applicable to each Interest Reset Period commencing on the related Interest Reset Date will be the rate determined by the Calculation Agent as of the applicable Interest Determination Date and calculated on or prior to the Calculation Date (as defined below), except with respect to the Eleventh District Cost of Funds Rate, EURIBOR and LIBOR, which will be calculated on such Interest Determination Date. The "**Interest Determination Date**" with respect to:

- the CD Rate and the Commercial Paper Rate, will be the second Business Day immediately preceding the applicable Interest Reset Date;
- the Federal Funds Rate will be the Business Day immediately preceding the applicable Interest Reset Date;
- the CMT Rate will be the second U.S. Government Securities Business Day preceding the applicable Interest Reset Date;
- the Prime Rate will be the applicable Interest Reset Date;
- the Eleventh District Cost of Funds Rate will be the last Business Day of the month immediately preceding the applicable Interest Reset Date on which the Federal Home Loan Bank of San Francisco (the "**FHLB of San Francisco**") publishes the Index (as defined below);
- EURIBOR will be the second TARGET Settlement Date immediately preceding the applicable Interest Reset Date;
- LIBOR will be the second London Business Day immediately preceding the applicable Interest Reset Date, unless the Designated LIBOR Currency is pounds sterling, in which case the "**Interest Determination Date**" will be the applicable Interest Reset Date; and
- the Treasury Rate will be the day in the week in which the applicable Interest Reset Date falls on which day Treasury Bills (as defined below) are normally auctioned (Treasury Bills are normally sold at an auction held on Monday of each week, unless such Monday is a legal holiday, in which case the auction is normally held on the immediately succeeding Tuesday although such auction may be held on the preceding Friday); *provided, however*, that if an auction is held on the Friday of the week preceding the applicable Interest Reset Date, the "**Interest Determination Date**" will be such preceding Friday.

The "**Interest Determination Date**" pertaining to a Floating Rate Note the interest rate of which is determined by reference to two or more Interest Rate Bases will be the most recent Business Day, which is at least two Business Days prior to the applicable Interest Reset Date for such Floating Rate Note on which each Interest Rate Basis is determinable. Each Interest Rate Basis will be determined as of such date, and the applicable interest rate will take effect on the applicable Interest Reset Date.

Notwithstanding the foregoing, a Floating Rate Note may also have, if specified in the applicable Final Terms or Pricing Supplement, as the case may be, either or both of the following: (i) a Maximum Interest Rate, or ceiling, that may accrue during any Interest Reset Period and (ii) a Minimum Interest Rate, or floor, that may accrue during any Interest Reset Period. In addition to any Maximum Interest Rate that may apply to any Floating Rate Note, the interest rate on Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law, as the same may be modified, or other applicable law.

Except as provided below or in the applicable Final Terms or Pricing Supplement, as the case may be, the date(s) on which interest on Floating Rate Notes is payable (each, an "**Interest Payment Date**" with respect to Floating Rate Notes) will be, in the case of Floating Rate Notes which reset:

- daily, weekly or monthly, the third Wednesday of each month or on the third Wednesday of March, June, September and December of each year, as specified in the applicable Final Terms or Pricing Supplement, as the case may be;
- quarterly, the third Wednesday of March, June, September and December of each year;
- semi-annually, the third Wednesday of the two months of each year specified in the applicable Final Terms or Pricing Supplement, as the case may be;

- annually, the third Wednesday of the month of each year specified in the applicable Final Terms or Pricing Supplement, as the case may be; and
- the Maturity Date.

If any Interest Payment Date other than the Maturity Date for any Floating Rate Note would otherwise be a day that is not a Business Day, such Interest Payment Date will be postponed to the next succeeding Business Day, except that in the case of a Floating Rate Note as to which EURIBOR or LIBOR is an applicable Interest Rate Basis and such Business Day falls in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding Business Day. If the Maturity Date of a Floating Rate Note falls on a day that is not a Business Day, the required payment of principal, premium, if any, and interest, will be made on the next succeeding Business Day as if made on the date such payment was due, and no interest will accrue on such payment for the period from and after the Maturity Date to the date of such payment on the next succeeding Business Day. The Regular Record Date for each Floating Rate Note will be the fifteenth day (whether or not a Business Day) preceding each Interest Payment Date or Maturity, as the case may be.

All percentages resulting from any calculation on Floating Rate Notes will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five- or more one millionths of a percentage point rounded upwards (*e.g.*, 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all amounts used in or resulting from such calculation on Floating Rate Notes will be rounded, in the case of U.S. dollars, to the nearest cent or, in the case of a Specified Currency, to the nearest unit (with one-half cent or unit being rounded upwards).

With respect to each Floating Rate Note, accrued interest is calculated by multiplying its principal amount by an accrued interest factor. Such accrued interest factor is computed by adding the interest factor calculated for each day in the applicable Interest Period but excluding the date for which accrued interest is being calculated. Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, the interest factor for each such day will be computed by dividing the interest rate applicable to such day by 360, in the case of Floating Rate Notes for which an applicable Interest Rate Basis is the CD Rate, the Commercial Paper Rate, the Eleventh District Cost of Funds Rate, EURIBOR, the Federal Funds Rate, LIBOR or the Prime Rate, or by the actual number of days in the year in the case of Floating Rate Notes for which an applicable Interest Rate Basis is the CMT Rate or the Treasury Rate. Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, the interest factor for Floating Rate Notes for which the interest rate is calculated with reference to two or more Interest Rate Bases will be calculated in each period in the same manner as if only the applicable Interest Rate Basis specified in the applicable Final Terms or Pricing Supplement, as the case may be, applied.

Upon request of the Holder of any Floating Rate Note, the "**Calculation Agent**" (as specified in the applicable Final Terms or Pricing Supplement, as the case may be) will disclose the interest rate then in effect and, if determined, the interest rate that will become effective as a result of a determination made for the next succeeding Interest Reset Date with respect to such Floating Rate Note. Unless otherwise specified in the applicable Final Terms, the "**Calculation Date**", if applicable, pertaining to any Interest Determination Date will be the earlier of (i) the tenth calendar day after such Interest Determination Date or, if such day is not a Business Day, the next succeeding Business Day or (ii) the Business Day immediately preceding the applicable Interest Payment Date or the Maturity Date, as the case may be.

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, the Calculation Agent shall determine each Interest Rate Basis in accordance with the following provisions.

The Paying Agent will notify Northern Rock and any stock exchange, competent listing authority and/or quotation system on or by which the relevant Floating Rate Notes are for the time being listed, quoted and/or traded of the rate of interest and each amount of interest payable for each interest period and the relevant Interest Payment Date, and will cause the same to be notified to the Holders in accordance with the notice provisions herein as soon as possible after their determination but in no event later than the fourth Business Day thereafter. Each amount of interest

payable per Specified Denomination and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notification as aforesaid in the event of an extension or shortening of the interest period in accordance with the provisions hereof. Each stock exchange, competent listing authority and/or quotation system on or by which the relevant Floating Rate Notes are for the time being listed, quoted and/or traded shall be promptly notified of any such amendment.

CD Rate

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, "**CD Rate**" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to the CD Rate (a "**CD Rate Interest Determination Date**"), the rate on such date for negotiable U.S. dollar certificates of deposit having the Index Maturity specified in the applicable Final Terms or Pricing Supplement, as the case may be, as published in H.15(519) (as defined below) under the heading "CDs (secondary market)" or, if not so published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on such CD Rate Interest Determination Date for negotiable U.S. dollar certificates of deposit of the Index Maturity specified in the applicable Final Terms or Pricing Supplement, as the case may be, as published in H.15 Daily Update (as defined below), or such other recognized electronic source used for the purpose of displaying such rate, under the caption "CDs (secondary market)". If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the related Calculation Date, then the CD Rate on such CD Rate Interest Determination Date will be calculated by the Calculation Agent and will be the arithmetic mean of the secondary market offered rates as of 10:00 A.M., New York City time, on such CD Rate Interest Determination Date, of three leading nonbank dealers in negotiable U.S. dollar certificates of deposit in New York City (which may include the Dealers or their affiliates) selected by the Calculation Agent for negotiable U.S. dollar certificates of deposit of major United States money banks with a remaining maturity closest to the Index Maturity specified in the applicable Final Terms or Pricing Supplement, as the case may be, in an amount that is representative for a single transaction in that market at that time; *provided, however*, that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the CD Rate determined as of such CD Rate Interest Determination Date will be the CD Rate in effect on such CD Rate Interest Determination Date.

"**H.15(519)**" means the weekly statistical release designated as such, or any successor publication, published by the Board of Governors of the Federal Reserve System (the "**Board of Governors**"), or its successor, available through the website of the Board of Governors at http://www.federalreserve.gov/releases/h15/update/h15upd.htm.

"**H.15 Daily Update**" means the daily update of H.15(519), available through the website of the Board of Governors at http://www.federalreserve.gov/releases/h15/update/h15upd.htm, or any successor site or publication.

CMT Rate

(1) if the Designated Reuters T7051 Page is specified in the applicable Final Terms or Pricing Supplement, as the case may be:

(a) the percentage equal to the yield for United States Treasury securities at "constant maturity" having the Designated CMT Maturity Index specified in the applicable Final Terms or Pricing Supplement, as the case may be, as published in H.15(519) under the caption "Treasury Constant Maturities", as the yield is displayed on Reuters (or any successor service) on page FRBCMT (or any other page as may replace the specified page on that service) ("T7051 Page"), on the particular CMT Rate Interest Determination Date, or

(b) if the rate referred to in clause (a) does not so appear on the T7051 Page, the percentage equal to the yield for United States Treasury securities at "constant maturity" having the particular Designated CMT Maturity Index and for the particular CMT Rate Interest Determination Date as published in H.15(519) under the caption "Treasury Constant Maturities", or

(c) if the rate referred to in clause (b) does not so appear in H.15(519), the rate on the particular CMT Rate Interest Determination Date for the period of the particular Designated CMT Maturity Index as may then be published by either the Federal Reserve System Board of Governors or the United States Department of the Treasury that the Calculation Agent determines to be comparable to the rate which would otherwise have been published in H.15(519), or

(d) if the rate referred to in clause (c) is not so published, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent as the yield to maturity based on the arithmetic mean of the secondary market bid prices at approximately 3:30 P.M., New York City time, on that CMT Rate Interest Determination Date of three leading primary United States government securities dealers in The City of New York (which may include the Dealers or their affiliates) (each, a "**Reference Dealer**"), selected by the Calculation Agent from five Reference Dealers selected by the Calculation Agent and eliminating the highest quotation, or, in the event of equality, one of the highest, and the lowest quotation or, in the event of equality, one of the lowest, for United States Treasury securities with an original maturity equal to the particular Designated CMT Maturity Index, a remaining term to maturity no more than 1 year shorter than that Designated CMT Maturity Index and in a principal amount that is representative for a single transaction in the securities in that market at that time, or

(e) if fewer than five but more than two of the prices referred to in clause (d) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent based on the arithmetic mean of the bid prices obtained and neither the highest nor the lowest of the quotations shall be eliminated, or

(f) if fewer than three prices referred to in clause (d) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent as the yield to maturity based on the arithmetic mean of the secondary market bid prices as of approximately 3:30 P.M., New York City time, on that CMT Rate Interest Determination Date of three Reference Dealers selected by the Calculation Agent from five Reference Dealers selected by the Calculation Agent and eliminating the highest quotation or, in the event of equality, one of the highest and the lowest quotation or, in the event of equality, one of the lowest, for United States Treasury securities with an original maturity greater than the particular Designated CMT Maturity Index, a remaining term to maturity closest to that Designated CMT Maturity Index and in a principal amount that is representative for a single transaction in the securities in that market at that time, or

(g) if fewer than five but more than two prices referred to in clause (f) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent based on the arithmetic mean of the bid prices obtained and neither the highest nor the lowest of the quotations will be eliminated, or

(h) if fewer than two prices referred to in clause (f) are provided as requested, the CMT Rate in effect on the particular CMT Rate Interest Determination Date.

(2) if the T7052 is specified in the applicable Final Terms or Pricing Supplement, as the case may be:

(a) the percentage equal to the one-week average yield for United States Treasury securities at "constant maturity" having the Designated CMT Maturity Index specified in the applicable Final Terms or Pricing Supplement, as the case may be, as published in H.15(519) under the caption "Week Ending" and opposite the caption "Treasury Constant Maturities", as the yield is displayed on Reuters (or any successor service) on page FEDCMT (or any other page as may replace the specified page on that service) ("T7052 Page"), for the week preceding the particular CMT Rate Interest Determination Date, or

(b) if the rate referred to in clause (a) does not so appear on the T7052 Page, the percentage equal to the one-week average yield for United States Treasury securities at "constant maturity" having the particular Designated CMT Maturity Index and for the week preceding the particular CMT Rate Interest Determination Date as published in H.15(519) under the caption "Week Ending" and opposite the caption "Treasury Constant Maturities", or

(c) if the rate referred to in clause (b) does not so appear in H.15(519), the one-week average yield for United States Treasury securities at "constant maturity" having the particular Designated CMT Maturity Index as otherwise announced by the Federal Reserve Bank of New York for the week preceding the particular CMT Rate Interest Determination Date, or

(d) if the rate referred to in clause (c) is not so published, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent as the yield to maturity based on the arithmetic mean of the secondary market bid prices at approximately 3:30 P.M., New York City time, on that CMT Rate Interest Determination Date of three Reference Dealers selected by the Calculation Agent from five Reference Dealers and eliminating the highest quotation, or, in the event of equality, one of the highest, and the lowest quotation or, in the event of equality, one of the lowest, for United States Treasury securities with an original maturity equal to the particular Designated CMT Maturity Index, a remaining term to maturity no more than 1 year shorter than that Designated CMT Maturity Index and in a principal amount that is representative for a single transaction in the securities in that market at that time, or

(e) if fewer than five but more than two of the prices referred to in clause (d) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent based on the arithmetic mean of the bid prices obtained and neither the highest nor the lowest of the quotations shall be eliminated, or

(f) if fewer than three prices referred to in clause (d) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent as the yield to maturity based on the arithmetic mean of the secondary market bid prices as of approximately 3:30 P.M., New York City time, on that CMT Rate Interest Determination Date of three Reference Dealers selected by the Calculation Agent from five Reference Dealers selected by the Calculation Agent and eliminating the highest quotation or, in the event of equality, one of the highest and the lowest quotation or, in the event of equality, one of the lowest, for United States Treasury securities with an original maturity greater than the particular Designated CMT Maturity Index, a remaining term to maturity closest to that Designated CMT Maturity Index and in a principal amount that is representative for a single transaction in the securities in that market at the time, or

(g) if fewer than five but more than two prices referred to in clause (f) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent based on the arithmetic mean of the bid prices obtained and neither the highest or the lowest of the quotations will be eliminated, or

(h) if fewer than three prices referred to in clause (f) are provided as requested, the CMT Rate in effect on that CMT Rate Interest Determination Date.

If two United States Treasury securities with an original maturity greater than the Designated CMT Maturity Index specified in the applicable Final Terms or Pricing Supplement, as the case may be, have remaining terms to maturity equally close to the particular Designated CMT Maturity Index, the quotes for the United States Treasury security with the shorter original remaining term to maturity will be used.

"**Designated CMT Maturity Index**" means the original period to maturity of the U.S. Treasury securities (either 1, 2, 3, 5, 7, 10, 20 or 30 years) specified in the applicable Final Terms with respect to which the CMT Rate will be calculated.

Commercial Paper Rate

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, "**Commercial Paper Rate**" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to the Commercial Paper Rate (a "**Commercial Paper Rate Interest Determination Date**"), the Money Market Yield (as defined below) for such date of the rate for commercial paper having the Index Maturity specified in the applicable Final Terms or Pricing Supplement, as the case may be, as published in H.15(519) under the caption "Commercial paper-nonfinancial" or, if not so published by 5:00 P.M., New York City time, on the day that is one New York City Banking Day following the Interest Reset Date

pertaining to such Commercial Paper Rate Interest Determination Date, the Money Market Yield on such Commercial Paper Rate Interest Determination Date for commercial paper having the Index Maturity specified in the applicable Final Terms or Pricing Supplement, as the case may be, as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, under the caption "Commercial paper-nonfinancial". If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 5:00 P.M., New York City time, on the day that is one New York City Banking Day following the Interest Reset Date pertaining to such Commercial Paper Rate Interest Determination Date, then the Commercial Paper Rate on such Commercial Paper Rate Interest Determination Date will be calculated by the Calculation Agent and will be the Money Market Yield of the arithmetic mean of the offered rates as of 11:00 A.M., New York City time, on such Commercial Paper Rate Interest Determination Date of three leading dealers of U.S. dollar commercial paper in New York City (which may include the Dealers or their affiliates) selected by the Calculation Agent for U.S. dollar commercial paper having the Index Maturity specified in the applicable Final Terms or Pricing Supplement, as the case may be, placed for industrial issuers whose bond rating is "Aa", or the equivalent, from a nationally recognized statistical rating organization; *provided, however,* that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Commercial Paper Rate determined as of such Commercial Paper Rate Interest Determination Date will be the Commercial Paper Rate in effect on such Commercial Paper Rate Interest Determination Date.

"**Money Market Yield**" means a yield (expressed as a percentage) calculated in accordance with the following formula:

$$\text{Money Market Yield} = \frac{D \times 360}{360 - (D \times M)} \times 100$$

where "D" refers to the applicable per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal, and "M" refers to the actual number of days in the applicable Interest Reset Period.

Eleventh District Cost of Funds Rate

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, "**Eleventh District Cost of Funds Rate**" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to the Eleventh District Cost of Funds Rate (an "**Eleventh District Cost of Funds Rate Interest Determination Date**"), the rate equal to the monthly weighted average cost of funds for the calendar month immediately preceding the month in which such Eleventh District Cost of Funds Rate Interest Determination Date falls as set forth opposite the caption "11TH Dist COFI" on the display on Reuters (or any successor service) on page "COFI/ARMS" (or any other page as may replace such page on such service) ("**COFI/ARMS**") as of 11:00 A.M., San Francisco time, on such Eleventh District Cost of Funds Rate Interest Determination Date. If such rate does not appear on the COFI/ARMS Page on such Eleventh District Cost of Funds Rate Interest Determination Date, then the Eleventh District Cost of Funds Rate on such Eleventh District Cost of Funds Rate Interest Determination Date shall be the monthly weighted average cost of funds paid by member institutions of the Eleventh Federal Home Loan Bank District that was most recently announced (the "**Index**") by the FHLB of San Francisco as such cost of funds for the calendar month immediately preceding such Eleventh District Cost of Funds Rate Interest Determination Date. If the FHLB of San Francisco fails to announce the Index on or prior to such Eleventh District Cost of Funds Rate Interest Determination Date for the calendar month immediately preceding such Eleventh District Cost of Funds Rate Interest Determination Date, the Eleventh District Cost of Funds Rate determined as of such Eleventh District Cost of Funds Rate Interest Determination Date will be the Eleventh District Cost of Funds Rate in effect on such Eleventh District Cost of Funds Rate Interest Determination Date.

EURIBOR

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, "**EURIBOR**" means the rate determined in accordance with the following provisions:

(i) With respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to EURIBOR (a "**EURIBOR Interest Determination Date**"), EURIBOR will be the rate for deposits in euro for a period of the Index Maturity specified in such Final Terms or Pricing Supplement, as the case may be, commencing on the applicable Interest Reset Date, that appears on the Designated EURIBOR Page as of 11:00 A.M. Brussels time, on such EURIBOR Interest Determination Date, or if no such rate so appears, EURIBOR on such EURIBOR Interest Determination Date will be determined in accordance with the provisions described in clause (ii) below.

(ii) With respect to a EURIBOR Interest Determination Date on which no rate appears on the Designated EURIBOR Page as specified in Clause (i) above, the Calculation Agent will request the principal Euro-zone office of each of four major reference banks (which may include affiliates of the Dealers) in the Euro-zone interbank market, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotation for deposits in euro for the period of the Index Maturity specified in the applicable Final Terms or Pricing Supplement, as the case may be, commencing on the applicable Interest Reset Date, to prime banks in the Euro-zone interbank market at approximately 11:00 A.M., Brussels time, on such EURIBOR Interest Determination Date and in a principal amount that is representative for a single transaction in euro in such market at such time. If at least two such quotations are so provided, then EURIBOR on such EURIBOR Interest Determination Date will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, then EURIBOR on such EURIBOR Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 A.M., Brussels time, on such EURIBOR Interest Determination Date by three major banks (which may include affiliates of the Dealers) in the Euro-zone selected by the Calculation Agent for loans in euro to leading European banks, having the Index Maturity specified in the applicable Final Terms or Pricing Supplement, as the case may be, commencing on that Interest Reset Date and in a principal amount that is representative for a single transaction in euro in such market at such time; provided, however, that if the banks so selected by the Calculation Agent are not quoting as mentioned in this sentence, EURIBOR determined as of such EURIBOR Interest Determination Date will be EURIBOR in effect on such EURIBOR Interest Determination Date.

"**Designated EURIBOR Page**" means the display on the page specified in the applicable Final Terms or Pricing Supplement, as the case may be, for the purpose of displaying the Euro-zone interbank rates of major banks for the euro; *provided, however*, if no such page is specified in the applicable Final Terms or Pricing Supplement, as the case may be, the display on Reuters (or any successor service) on the EURIBOR 01 page (or any other page as may replace such page on such service) shall be used.

"**Euro-zone**" means the region comprised of member states of the European Union that have adopted the single currency in accordance with the Treaty on European Union signed at Maastricht on February 7, 1992.

Federal Funds Rate

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, "**Federal Funds Rate**" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to the Federal Funds Rate (a "**Federal Funds Rate Interest Determination Date**"), the rate with respect to such date for U.S. dollar federal funds as published in H.15(519) opposite the heading "Federal funds (effective)" and that appears on Reuters (or any successor service) on Reuters Page FEDFUNDS 1 (or any other page as may replace such page on such service) under the heading "EFFECT" or, if such rate does not appear on Reuters Page FEDFUNDS 1 or is not so published by 5:00 P.M., New York City time, on the related Calculation Date, the rate with respect to such Federal Funds Rate Interest Determination Date for U.S. dollar federal funds as published in H.15 Daily Update, or such other

recognized electronic source used for the purpose of displaying such rate, opposite the caption "Federal funds (effective)". If such rate does not appear on Reuters Page FEDFUNDS 1 or is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 5:00 P.M., New York City time, on the related Calculation Date, then the Federal Funds Rate with respect to such Federal Funds Rate Interest Determination Date will be calculated by the Calculation Agent and will be the arithmetic mean of the rates for the last transaction in overnight U.S. dollar federal funds arranged by three leading brokers of U.S. dollar federal funds transactions in New York City (which may include the Dealers or their affiliates) selected by the Calculation Agent prior to 9:00 A.M., New York City time, on the Business Day following such Federal Funds Rate Interest Determination Date; provided, however, that if the brokers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Federal Funds Rate determined as of such Federal Funds Rate Interest Determination Date will be the Federal Funds Rate in effect on such Federal Funds Rate Interest Determination Date.

LIBOR

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, "**LIBOR**" means the rate determined in accordance with the following provisions:

(i) With respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to LIBOR (a "**LIBOR Interest Determination Date**"), LIBOR will be the rate for deposits in the Designated LIBOR Currency for a period of the Index Maturity specified in such Final Terms or Pricing Supplement, as the case may be, commencing on the applicable Interest Reset Date, that appears on the Designated LIBOR Page as of 11:00 A.M., London time, on such LIBOR Interest Determination Date, or if no such rate so appears, LIBOR on such LIBOR Interest Determination Date will be determined in accordance with the provisions described in clause (ii) below.

(ii) With respect to a LIBOR Interest Determination Date on which no rate appears on the Designated LIBOR Page as specified in clause (i) above, the Calculation Agent will request the principal London offices of each of four major reference banks (which may include affiliates of the Dealers) in the London interbank market, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotation for deposits in the Designated LIBOR Currency for the period of the Index Maturity specified in the applicable Final Terms or Pricing Supplement, as the case may be, commencing on the applicable Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 A.M., London time, on such LIBOR Interest Determination Date and in a principal amount that is representative for a single transaction in the Designated LIBOR Currency in such market at such time. If at least two such quotations are so provided, then LIBOR on such LIBOR Interest Determination Date will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, then LIBOR on such LIBOR Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 A.M., in the applicable Principal Financial Center, on such LIBOR Interest Determination Date by three major banks (which may include affiliates of the Dealers) in such Principal Financial Center selected by the Calculation Agent for loans in the Designated LIBOR Currency to leading European banks, having the Index Maturity specified in the applicable Final Terms or Pricing Supplement, as the case may be, commencing on that Interest Reset Date and in a principal amount that is representative for a single transaction in the Designated LIBOR Currency in such market at such time; provided, however, that if the banks so selected by the Calculation Agent are not quoting as mentioned in this sentence, LIBOR determined as of such LIBOR Interest Determination Date will be LIBOR in effect on such LIBOR Interest Determination Date.

"**Designated LIBOR Currency**" means the currency specified in the applicable Final Terms or Pricing Supplement, as the case may be, as to which LIBOR shall be calculated or, if no such currency is specified in the applicable Final Terms or Pricing Supplement, as the case may be, U.S. dollars.

"**Designated LIBOR Page**" means the display on the page specified in the applicable Final Terms or Pricing Supplement, as the case may be, for the purpose of displaying the London

interbank rates of major banks for the Designated LIBOR Currency; *provided, however*, if no such page is specified in the applicable Final Terms or Pricing Supplement, as the case may be, the display on Reuters (or any such service) on the LIBOR 01 page (or any other page as may replace such page on such service) shall be used.

Prime Rate

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, "**Prime Rate**" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to the Prime Rate (a "**Prime Rate Interest Determination Date**"), the rate on such date as such rate is published in H.15(519) opposite the caption "Bank prime loan" or, if not published prior to 5:00 P.M., New York City time, on the day that is one New York City Banking Day following the applicable Interest Reset Date, the rate on such Prime Rate Interest Determination Date as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, opposite the caption "Bank Prime Loan". If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 5:00 P.M., New York City time, on the day that is one New York City Banking Day following the applicable Interest Reset Date, then the Prime Rate shall be the arithmetic mean, as determined by the Calculation Agent, of the rates of interest publicly announced by three major banks (which may include affiliates of the Dealers) in New York City as the U.S. dollar prime rate or base lending rate in effect for such Prime Rate Interest Determination Date. (Each change in the prime rate or base lending rate of any bank so announced by such bank will be effective as of the effective date of the announcement or, if no effective date is specified, as of the date of the announcement.) If fewer than three major banks (which may include affiliates of the Dealers) in New York City have publicly announced U.S. dollar prime rate or base lending rate for such Prime Rate Interest Determination Date, the Prime Rate with respect to such Prime Rate Interest Determination Date shall be the rate in effect on such Prime Rate Interest Determination Date.

Treasury Rate

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, "**Treasury Rate**" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined by reference to the Treasury Rate (a "**Treasury Rate Interest Determination Date**"), the rate from the auction held on such Treasury Rate Interest Determination Date (the "**Auction**") of direct obligations of the United States ("**Treasury Bills**") having the Index Maturity specified in the applicable Final Terms or Pricing Supplement, as the case may be, under the caption "INVEST RATE" on the display on Reuters (or any successor service) on page USAUCTION 10 (or any other page as may replace such page on such service) ("**Reuters Page USAUCTION 10**") or page USAUCTION 11 (or any other page as may replace such page on such service) ("**Reuters Page USAUCTION 11**") or, if not so published by 3:00 P.M., New York City time, on the related Calculation Date, the Bond Equivalent Yield (as defined below) of the rate for such Treasury Bills as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, under the caption "U.S. Government securities/Treasury bills/Auction high" or, if not so published by 3:00 P.M., New York City time, on the related Calculation Date, the Bond Equivalent Yield of the auction rate of such Treasury Bills as announced by the U.S. Department of the Treasury. In the event that the auction rate of Treasury Bills having the Index Maturity specified in the applicable Final Terms or Pricing Supplement, as the case may be, is not so announced by the U.S. Department of the Treasury, or if no such Auction is held, then the Treasury Rate will be the Bond Equivalent Yield of the rate on such Treasury Rate Interest Determination Date of Treasury Bills having the Index Maturity specified in the applicable Final Terms or Pricing Supplement, as the case may be, as published in H.15(519) under the caption "U.S. Government securities/Treasury bills/Secondary market" or, if not yet published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on such Treasury Rate Interest Determination Date of such Treasury Bills as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, under the caption "U.S. Government securities/Treasury bills/Secondary market". If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source, then the Treasury Rate will be

calculated by the Calculation Agent and will be the Bond Equivalent Yield of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 P.M., New York City time, on such Treasury Rate Interest Determination Date, of three primary U.S. government securities dealers (which may include the Dealers or their affiliates) selected by the Calculation Agent, for the issue of Treasury Bills with a remaining maturity closest to the Index Maturity specified in the applicable Final Terms or Pricing Supplement, as the case may be; *provided, however,* that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Treasury Rate determined as of such Treasury Rate Interest Determination Date will be the Treasury Rate in effect on such Treasury Rate Interest Determination Date.

"**Bond Equivalent Yield**" means a yield (expressed as a percentage) calculated in accordance with the following formula:

$$\text{Bond Equivalent Yield} = \frac{D \times N}{360 - (D \times M)} \times 100$$

where "D" refers to the applicable per annum rate for Treasury Bills quoted on a bank discount basis, "N" refers to 365 or 366, as the case may be, and "M" refers to the actual number of days in the applicable Interest Reset Period.

Other/Additional Provisions; Addendum

Any provisions with respect to the Notes, including the specification and determination of one or more Interest Rate Bases, the calculation of the interest rate applicable to a Floating Rate Note, the Interest Payment Dates, the Stated Maturity, any redemption or repayment provisions or any other term relating thereto, may be modified and/or supplemented as specified under "Other/ Additional Provisions; Addendum" in the applicable Final Terms or Pricing Supplement, as the case may be; provided that the provisions relating to maturity, redemption, repayment, events of default and subordination of the Subordinated Notes shall not be so capable of modification under "Other/Additional Provisions: Addendum" in the applicable Final Terms or Pricing Supplement, as the case may be, unless the prior written consent of the FSA has been obtained or is for the purpose of correcting a manifest error.

Discount Notes

Northern Rock may from time to time offer Notes ("**Discount Notes**") that have an Issue Price (as specified in the applicable Final Terms or Pricing Supplement, as the case may be) that is less than 100% of the principal amount thereof (*i.e., par*) by more than a percentage equal to the product of 0.25% and the number of full years to the Stated Maturity. Discount Notes may not bear any interest currently or may bear interest at a rate that is below market rates at the time of issuance. The difference between the Issue Price of a Discount Note and par is referred to herein as the "**Discount**". In the event of redemption, repayment or acceleration of maturity of a Discount Note, the amount payable to the Holder of such Discount Note will be equal to the sum of (i) the Issue Price (increased by any accruals of Discount) and, in the event of any redemption of such Discount Note (if applicable), multiplied by the Initial Redemption Percentage (as adjusted by the Annual Redemption Percentage Reduction, if applicable) and (ii) any unpaid interest accrued thereon to the date of such redemption, repayment or acceleration of maturity, as the case may be.

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, for purposes of determining the amount of Discount that has accrued as of any date on which a redemption, repayment or acceleration of Maturity occurs for a Discount Note, such Discount will be accrued using a constant yield method. The constant yield will be calculated using a 30-day month, 360-day year convention, a compounding period that, except for the Initial Period (as defined below), corresponds to the shortest period between Interest Payment Dates for the applicable Discount Note (with ratable accruals within a compounding period), a coupon rate equal to the initial coupon rate applicable to such Discount Note and an assumption that the Maturity of such Discount Note will not be accelerated. If the period from the Original Issue Date to the initial Interest Payment Date for a Discount Note (the "**Initial Period**") is shorter than the compounding period for such Discount Note, a proportionate amount of the yield for an entire compounding period will be accrued. If the

Initial Period is longer than the compounding period, then such period will be divided into a regular compounding period and a short period with the short period being treated as provided in the preceding sentence. The accrual of the applicable Discount may differ from the accrual of issue discount for purposes of the U.S. Internal Revenue Code of 1986, as amended (the "**Code**"). Certain Discount Notes may not be treated as having original issue discount within the meaning of the Code, and Notes other than Discount Notes may be treated as issued with original issue discount for federal income tax purposes. See "U.S. Taxation — Certain United States Federal Income Tax Considerations" in this Offering Circular.

Indexed Notes

Northern Rock may from time to time offer Notes ("**Indexed Notes**") with the amount of principal, premium and/or interest payable in respect thereof to be determined with reference to the price or prices of specified commodities or stocks, to the exchange rate of one or more designated currencies relative to an indexed currency or to other items, in each case as specified in the applicable Final Terms or Pricing Supplement, as the case may be. In certain cases, a Holder of an Indexed Note may receive a principal payment on Maturity that is greater than or less than the principal amount of such Indexed Note depending upon the relative value on Maturity of the specified indexed item. Information as to the method for determining the amount of principal, premium, if any, and/or interest, if any, payable in respect of Indexed Notes, certain historical information with respect to the specified indexed item and any material tax considerations associated with an investment in Indexed Notes will be specified in the applicable Final Terms. See also "Risk Factors" in this Offering Circular.

Unless otherwise stated in the applicable Final Terms or Pricing Supplement, as the case may be, in the event that the principal, premium and/or interest, if any, or any other amount payable in respect of any Note is to be determined by means of quotations obtained from major banks or other relevant sources, such quotations will be requested on the basis of a representative amount of a normal single transaction in the relevant market and at the relevant time for such quotation.

Additional Notes

Northern Rock may issue additional Notes of a Series having identical terms to that of a prior tranche of Notes of the same Series but for the Original Issue Date and the public offering price ("**Additional Notes**"). The Final Terms or Pricing Supplement, as the case may be, relating to any Additional Notes will set forth matters related to such issuance, including identifying the prior tranche of Notes, their Original Issue Date and the aggregate principal amount of Notes then-comprising such Series.

Amortizing Notes

Northern Rock may from time to time offer Notes with the amount of principal thereof and interest thereon payable in installments over the term of such Notes ("**Amortizing Notes**"). Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, interest on each Amortizing Note will be computed on the basis of a 360-day year of twelve 30-day months. Payments with respect to Amortizing Notes will be applied first to interest due and payable thereon and then to the reduction of the unpaid principal amount thereof. Further information concerning additional terms and provisions of Amortizing Notes will be specified in the applicable Final Terms or Pricing Supplement, as the case may be, including a table, formula or formulae setting forth repayment information for such Amortizing Notes.

Payment of Additional Amounts

Northern Rock will, subject to certain limitations and exceptions (set forth below) pay to the Holder of any Note such additional amounts as may be necessary in order that every net payment of the principal of (including premium or final redemption amount, initial redemption amount or early redemption amount, if any, and in the case of Discount Notes, the Amortized Face Amount or other amount payable in respect thereof) and interest and Arrears of Interest, if any, on such Note, after deduction or other withholding for or on account of any present or future tax, assessment, duty or

other governmental charge of any nature whatsoever imposed, levied or collected by or on behalf of the United Kingdom, or any political subdivision thereof or authority therein having power to tax, will not be less than the amount provided for in such Note as then due and payable. No such additional amount shall, however, be payable on any Note on account of any tax, assessment, duty or other governmental charge which is payable:

(a) otherwise than by deduction or withholding from any payments of principal (including premium or final redemption amount, initial redemption amount or early redemption amount, if any, and in the case of Discount Notes, the Amortized Face Amount or other amount payable in respect thereof) or interest, if any, on such Note;

(b) by reason of such Holder having, or having had, some personal or business connection with the United Kingdom and not merely by reason of the fact that payments are, or for the purposes of taxation are deemed to be, from sources in, or secured in, the United Kingdom;

(c) by reason of a change in law or official practice of any relevant taxing authority that becomes effective more than 30 days after the Relevant Date (as defined below) for payment of principal (including premium or final redemption amount, initial redemption amount or early redemption amount, if any, and in the case of Discount Notes, the Amortized Face Amount or other amount payable in respect thereof) or interest, if any, in respect of such Note;

(d) by reason of any estate, excise, inheritance, gift, sales, transfer, wealth, personal property tax or any similar assessment or governmental charge;

(e) as a result of the failure of a Holder to satisfy any statutory requirements or make a declaration of non-residence or other similar claim for exemption to the relevant tax authority;

(f) by reason of such tax assessment, duty or other governmental charge required to be withheld by any Trustee or Paying Agent from any payment of principal or interest with respect to any Note, if such payment can be made without such withholding by any other Trustee or Paying Agent with respect to the Notes in a member state of the European Union;

(g) by reason of such tax, assessment, duty or other governmental charge being required to be withheld or deducted where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law (whether of a member state of the European Union or a non-Member state) implementing or complying with, or introduced in order to conform to, such directive; or

(h) owing to a combination of clauses (a) through (g) above.

"**Relevant Date**" means the date on which the payment of principal (including premium or final redemption amount, initial redemption amount or early redemption amount, if any, and in the case of Discount Notes, the Amortized Face Amount or other amount payable in respect thereof) or interest or Arrears of Interest, if any, on a Note first becomes due and payable but, if the full amount of the monies payable on such date has not been received by the relevant Paying Agent or as it shall have directed on or prior to such date, the "Relevant Date" means the date on which such monies shall have been so received.

No additional amounts will be paid as provided above with respect to any payment of principal (including premium or final redemption amount, initial redemption amount or early redemption amount, if any, and in the case of Discount Notes, the Amortized Face Amount or other amount payable in respect thereof) or interest and Arrears of Interest, if any, on such Note to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of any such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such partnership or the beneficial owner of such payment would not have been entitled to the additional amounts had such beneficiary, settlor, member or beneficial owner been the Holder of any such Note.

Redemption and Repurchase

General

The Final Terms or Pricing Supplement, as the case may be, relating to a Series of Notes will indicate either that such Notes cannot be redeemed prior to Maturity, other than for tax reasons (as set forth below), or the terms on which the Notes will be redeemable prior to Maturity at the option of Northern Rock or at the option of the Holder or at the option of either. Notice of redemption shall be provided as set forth below under "— Notices".

Perpetual Subordinated Notes

The Perpetual Subordinated Notes will be undated and, accordingly, will have no Stated Maturity and may not be repaid except in accordance with the provisions set forth below under "— Redemption for Tax Reasons", "— Repurchase" and "— Events of Default — Subordinated Notes" or in any applicable Final Terms or Pricing Supplement, as the case may be.

Redemption for Tax Reasons

The Notes of any Series may be redeemed, subject to any other terms set forth in the applicable Final Terms or Pricing Supplement, as the case may be, as a whole but not in part, at the option of Northern Rock, upon not more than 60 days', nor less than 30 days', prior notice given as provided below under "— Notices", at a redemption price equal to 100% of the principal amount (or at the then current Amortized Face Amount, if the Note is a Discount Note or, if such Note is an Indexed Note or Amortizing Note, at the Redemption Price (as defined below) specified in the applicable Final Terms or Pricing Supplement, as the case may be) (and premium, if any, thereon) together with interest and Arrears of Interest accrued, if any, to the date fixed for redemption, if on the next succeeding Interest Payment Date Northern Rock will become obligated to pay additional amounts (as provided in the applicable Indenture for the Notes of such Series) and such obligation cannot be avoided by the use of reasonable measures available to Northern Rock; *provided*, that (a) Senior Notes of any such Series may not be so redeemed if such obligation of Northern Rock to pay such additional amounts as aforesaid arises by reason of Northern Rock no longer being a bank authorized under the Financial Services and Markets Act 2000 or interest paid on the Notes of any such Series not being paid in the ordinary course of its business, in each case as a consequence of any action taken by Northern Rock, and (b)(i) Subordinated Notes may be so redeemed only if the Capital Condition (defined below) is satisfied, and (ii) may not be so redeemed if such obligation of Northern Rock to pay such additional amounts as aforesaid arises by reason of the Subordinated Notes not being listed on a "recognised stock exchange" within the meaning of Section 1005 of the Income Tax Act or as a result of payments on the Subordinated Notes being made by or through a paying agent not outside the United Kingdom.

In the event that Northern Rock elects to redeem the Notes of any Series pursuant to the provisions set forth in the preceding paragraph, Northern Rock will deliver to the applicable Trustee (i) a certificate, signed by two authorized officers of Northern Rock, evidencing compliance with such provisions and stating that Northern Rock is entitled to redeem the Notes of any such Series pursuant to the terms of such Notes and the applicable Indenture and (ii) a written Opinion of Counsel to Northern Rock to the effect that the circumstances referred to above exist.

Redemption at the Option of Northern Rock

The Notes will be redeemable at the option of Northern Rock (subject, in the case of Subordinated Notes, to the Capital Condition (defined below) being satisfied) prior to the Stated Maturity if, and, only if an Initial Redemption Date ("**Initial Redemption Date**") is specified in the applicable Final Terms or Pricing Supplement, as the case may be. If so specified, and subject to any other terms set forth in the applicable Final Terms or Pricing Supplement, as the case may be, the Notes will be subject to redemption at the option of Northern Rock on any date on and after the applicable Initial Redemption Date in whole or from time to time in part in increments of U.S.$100,000 or the minimum denomination specified in such Final Terms or Pricing Supplement, as the case may be (provided that any remaining principal amount thereof shall be at least U.S.$100,000 or such minimum denomination), at the applicable Redemption Price on notice given not more than 60 days, if the Notes are being redeemed in whole, or 45 days, if the Notes are being redeemed in

part, nor less than 30 days prior to the date of redemption and in accordance with the provisions of the respective Indenture. "**Redemption Price**" with respect to a Note, means, unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, an amount equal to the sum of (i) the Initial Redemption Percentage specified in such Final Terms or Pricing Supplement, as the case may be (as adjusted by the Annual Redemption Percentage Reduction, if applicable (as specified in such Final Terms or Pricing Supplement, as the case may be)) multiplied by the unpaid principal amount or the portion to be redeemed plus (ii) accrued interest, if any, to the date of redemption. Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, the Initial Redemption Percentage, if any, applicable to a Note shall decline at each anniversary of the Initial Redemption Date by an amount equal to the applicable Annual Redemption Percentage Reduction, if any, until the Redemption Price is equal to 100% of the unpaid principal amount thereof or the portion thereof to be redeemed. Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, the Notes will not be subject to any sinking fund.

Repayment at the Option of the Holders of Senior Notes

If so specified in the applicable Final Terms or Pricing Supplement, as the case may be, the Senior Notes will be repayable by Northern Rock in whole or in part at the option of the Holders thereof on their respective optional repayment dates ("**Optional Repayment Dates**") specified in such Final Terms or Pricing Supplement, as the case may be. For the avoidance of doubt, the Subordinated Notes will not be so repayable. If no Optional Repayment Date is specified with respect to a Note, such Note will not be repayable at the option of the Holder thereof prior to the Stated Maturity. Any repayment in part will be in increments of U.S.$100,000 or the minimum denomination specified in the applicable Final Terms or Pricing Supplement, as the case may be (provided that any remaining principal amount thereof shall be at least U.S.$100,000 or such minimum denomination). Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, the repayment price for any Note to be repaid means an amount equal to the sum of the unpaid principal amount thereof or the portion thereof plus accrued interest or Arrears of Interest to the date of repayment. Such Note, together with any relevant form, must be received by the relevant paying agent (or at such other address of which Northern Rock shall from time to time notify the Holders) not more than 60 nor less than 30 days prior to an Optional Redemption Date. Except as otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, exercise of the repayment option is irrevocable.

Selection of Notes for Partial Redemption

In the case of any partial redemption of Notes, and subject to any other terms specified in the applicable Final Terms or Pricing Supplement, as the case may be, the Notes to be redeemed shall be selected either by the applicable Trustee individually by lot not more than 60 days prior to the Redemption Date from the outstanding Notes not previously called for redemption or in such other manner as may be agreed by Northern Rock and the Holders.

Repurchase

Northern Rock may (subject, in the case of Subordinated Notes, to the Capital Condition (defined below) being satisfied) at any time purchase Notes at any price or prices in the open market or otherwise. Notes so purchased may be held or resold or, at the discretion of Northern Rock, surrendered to the applicable Trustee for cancellation. If any applicable Final Terms or Pricing Supplement, as the case may be, provides for mandatory sinking fund payments with respect to such Notes, the Indentures provide that in lieu of making all or any part of any mandatory sinking fund payment in cash, Northern Rock may deliver to the applicable Trustee Notes previously purchased or otherwise acquired by Northern Rock (to the extent not previously credited).

The Capital Condition

"**Capital Condition**" means:

(a) Northern Rock has notified the FSA of its intention to redeem the relevant Subordinated Notes at least one month (or such other period as the FSA may then require or accept) prior to the date scheduled for redemption and no objection thereto has been raised by the FSA or (if required) the FSA has provided its consent thereto; and

(b) Northern Rock has satisfied the FSA that, both at the time when the notice of redemption is given and immediately following such redemption, Northern Rock is or will be (as the case may be) in compliance with its capital adequacy requirements as provided in the capital adequacy rules of the FSA.

Negative Pledge

So long as any of the Senior Notes remain outstanding, Northern Rock will neither create nor have Outstanding any mortgage, lien (other than a lien arising by operation of law), pledge or other charge upon the whole or any part of its assets, present or future (including any uncalled capital), to secure any Loan Stock (as defined below) of Northern Rock or any obligation of Northern Rock under any guarantee of or indemnity in respect of any Loan Stock of any subsidiary of Northern Rock without at the same time or prior thereto securing the Senior Notes equally and ratably therewith or providing such other security for the Senior Notes not materially less beneficial to the Holders of the Senior Notes or as shall be approved by a majority of the Holders of the Outstanding Senior Notes.

As used herein, "**Loan Stock**" means indebtedness which is in the form of, or represented or evidenced by, bonds, notes, debentures, loan stock or other securities which for the time being are, or are intended to be, quoted, listed, ordinarily dealt in or traded on any stock exchange, over-the-counter or other established securities market but excluding any such indebtedness which has a Stated Maturity not exceeding one year.

Events of Default — Senior Notes

The following shall constitute "**Events of Default**" with respect to the Senior Notes:

(i) a failure to pay, or to duly provide for the payment of, any principal (including premium or final redemption amount, initial redemption amount or early redemption amount, if any, and in the case of Discount Notes, the Amortized Face Amount or other amount payable in respect thereof) of any Senior Note of the Series of Senior Notes of which such Senior Note is a part when due (whether at Maturity, upon redemption or otherwise);

(ii) a failure to pay, or to duly provide for the payment of, any interest for a period of 30 days or more, in respect of any Senior Note of the Series of Senior Notes of which such Senior Note is a part when due;

(iii) a failure to make any payment in respect of indebtedness for Borrowed Money (as defined in the Senior Indenture) (which indebtedness has an outstanding aggregate principal amount of at least the Specified Amount) of Northern Rock or any Material Subsidiary on its due date (or by the expiry of any applicable grace period as originally provided) or such indebtedness becoming due and payable prior to the Stated Maturity by reason of default or the failure to honor any guarantee or indemnity of any payment in respect of indebtedness for moneys borrowed of any third party given by Northern Rock or any Material Subsidiary when due and called upon (except where the aggregate liability under any such guarantees or indemnities does not exceed the Specified Amount);

(iv) a default by Northern Rock in the performance or observance of any obligation, condition or provision binding on it under the Senior Notes or the Senior Indenture (other than any obligation included in the Senior Indenture solely for the benefit of Senior Notes other than the Senior Notes of any such particular Series) and, except where such default is or the effects of such default are, in the opinion of the Trustee, not capable of remedy when no such continuation and notice as is hereinafter mentioned will be required, such default continues for 30 days (or such longer period as the Senior Trustee may permit) after written notice thereof has been given by the Senior Trustee to Northern Rock requiring the same to be remedied;

(v) an order is made or an effective resolution is passed for the winding-up of Northern Rock or any Material Subsidiary (except, in any such case, a winding-up or dissolution for the purpose of a reconstruction or amalgamation the terms of which have previously been approved in writing by the Senior Trustee or by the Holders of not less than a majority in aggregate principal amount of the Outstanding Senior Notes or a voluntary solvent winding-up or a

transfer of all or a material part of the business, undertaking and assets of such Material Subsidiary to Northern Rock or any other subsidiary of Northern Rock);

(vi) Northern Rock or any Material Subsidiary stops or threatens to stop payment to its creditors generally or Northern Rock or any Material Subsidiary ceases or threatens to cease to carry on its business or substantially the whole of its business (except for the purpose of or in connection with a reconstruction or amalgamation the terms of which have previously been approved in writing by the Senior Trustee or by the Holders of not less than a majority in aggregate principal amount of the Outstanding Senior Notes or a voluntary solvent winding-up or a transfer of all or a material part of the business, undertaking and assets of such Material Subsidiary to Northern Rock or any other subsidiary of Northern Rock);

(vii) an encumbrancer takes possession or a receiver, administrator, administrative receiver or other similar officer is appointed of the whole or any material part of the undertaking, property and assets of Northern Rock or any Material Subsidiary or a distress or execution is levied or enforced upon or sued out against the whole or any material part of the chattels or property of Northern Rock or any Material Subsidiary and, in the case of any of the foregoing events, is not discharged within 30 days (or such longer period as the Senior Trustee may permit);

(viii) Northern Rock or any Material Subsidiary is unable to pay its debts generally; or

(ix) any other event of default provided with respect to Senior Notes of that Series.

"**Adjusted Tangible Net Worth**" means the aggregate of (1) the nominal amount of the share capital of Northern Rock for the time being issued and paid up or credited as paid up, (2) the amounts standing to the credit of the reserves (including any share premium account and profit and loss account) of Northern Rock and its subsidiaries and (3) any amount attributable to minority interests in subsidiaries, all as shown in the latest audited consolidated balance sheet of Northern Rock and its subsidiaries prepared in accordance with IFRS less (4) any amounts, determined in accordance with IFRS, representing distribution of cash or tangible assets declared, recommended or made by Northern Rock or any of its subsidiaries (other than any distribution attributable to Northern Rock or another subsidiary) out of profits accrued prior to the date of, and not provided for in, the latest audited consolidated balance sheet of Northern Rock and its subsidiaries and less (5) any amounts shown in such latest audited consolidated balance sheet attributable to intangible assets and of any debit on the profit and loss account.

"**Material Subsidiary**" means any subsidiary of Northern Rock whose total assets (attributable to Northern Rock) represent 10% or more of the consolidated total assets (attributable to Northern Rock) of Northern Rock and its subsidiaries.

"**Specified Amount**" means the greater of (a) £20,000,000 or its equivalent in any other currency or currencies and (b) such amount in pounds sterling as is equal to 1% of the Adjusted Tangible Net Worth.

In case an Event of Default with respect to any Series of Senior Notes shall have occurred and be continuing, the Senior Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Senior Notes of that Series may declare the principal of (including premium, if any on) or (in the case of Discount Notes) such lesser amount as may be provided for with respect to such Notes, all the Senior Notes of that Series to be due and payable immediately, by a notice in writing to Northern Rock (and to the Senior Trustee if given by Holders), and upon any such declaration of acceleration such principal or such lesser amount, as the case may be, including premium, if any, thereon, together with any accrued interest and all other amounts owing under such Senior Notes and under the Senior Indenture (with respect to such Series of Senior Notes), shall become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which have been expressly waived by Northern Rock. Upon such an acceleration, any premium and interest on the Outstanding Senior Notes shall also become due and payable. At any time after such a declaration of acceleration but before a judgment or decree for payment of the money due has been obtained by the Senior Trustee or the Holders of such Outstanding Senior Notes, the Holders of a majority in aggregate principal amount of such Outstanding Senior Notes may rescind and annul such acceleration and its consequences, provided all required payments (other than as a result of such

acceleration) have been made and all Events of Default with respect to such Senior Notes shall have been cured or waived.

The Holders of a majority in aggregate principal amount of the Outstanding Senior Notes of a Series may waive, on behalf of the Holders of all such Senior Notes of that Series, any past default of that Series with respect to the Senior Notes of that Series and its consequences, except a default in the payment of the principal of (or premium, if any, on) or interest, if any, on any such Senior Note of that Series or a default in respect of a covenant or provision of the Senior Indenture that cannot be modified or amended without the consent of the Holders of each such Senior Note of that Series affected thereby. See "— Waivers" below.

Northern Rock has also covenanted that if (i) there is a failure to pay, or to duly provide for the payment of, any interest for a period of 30 days upon any Senior Note of a Series when such interest becomes due and payable or (ii) there is a failure to pay, or to duly provide for the payment of, the principal of (or premium, if any, on) any Senior Note of a Series at its Maturity, Northern Rock will, upon demand of the Senior Trustee for the Senior Notes of such Series, pay to it, for the benefit of the Holders of such Senior Notes, the whole amount then due and payable on such Senior Notes for principal (and premium, if any) and interest, if any, with interest upon the overdue principal (and premium, if any) and, to the extent that payment of such interest shall be legally enforceable, upon any overdue installments of interest at a rate per annum equal to the rate borne by such Senior Notes (or, in the case of Discount Notes, the Notes' Yield to Maturity); and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Senior Trustee, its agents and counsel.

If Northern Rock fails to pay such amounts forthwith upon such demand, the Senior Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, and may prosecute such proceedings to judgment or final decree, and may enforce the same against Northern Rock or any other obligor upon the Senior Notes and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of Northern Rock, or any other obligor upon the Senior Notes, wherever situated.

Holders of Senior Notes of any Series may not enforce the Senior Indenture or Senior Notes, except as described in the preceding paragraphs; provided that each Holder of Senior Notes will have the right to institute suit for the enforcement of payment of the principal of (and premium, if any, on) and interest, if any, on such Senior Notes on the respective Stated Maturities thereof. The Senior Trustee may require indemnity satisfactory to it before it enforces the Senior Indenture or Senior Note. Subject to certain limitations, Holders of a majority in aggregate principal amount of the outstanding Senior Notes of any Series may direct the Senior Trustee in its exercise of any trust or power. Northern Rock will furnish the Senior Trustee with an annual certificate of certain of its officers certifying, to the best of their knowledge, whether Northern Rock, is, or has been, in default and specifying the nature and status of any such default. The Senior Trustee may withhold from Holders of Senior Notes of any Series notice of any continuing default (except a default in payment) if it determines in good faith that the withholding of such notice is in the interest of such Holders.

Events of Default — Subordinated Notes

Events of Default relating to Dated Subordinated Notes

The following shall constitute "**Events of Default**" with respect to the Dated Subordinated Notes:

(i) a failure to pay, or to duly provide for the payment of, any principal for a period of seven days or more (including premium or final redemption amount, initial redemption amount or early redemption amount, if any, and in the case of Discount Notes, the Amortized Face Amount or other amount payable in respect thereof) of any Dated Subordinated Note of the Series of Dated Subordinated Notes of which such Dated Subordinated Note is a part when due (whether at maturity, upon redemption or otherwise);

(ii) a failure to pay, or to duly provide for the payment of, any interest for a period of 14 days or more, in respect of any Dated Subordinated Note of the Series of Dated Subordinated Notes of which such Dated Subordinated Note is a part when due; or

(iii) commencement of the winding-up of Northern Rock (other than a winding-up which has been approved in writing by the Holders of not less than a majority in aggregate principal amount of the Dated Subordinated Notes).

In case an Event of Default with respect to the Dated Subordinated Notes shall have occurred and be continuing, the Subordinated Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Dated Subordinated Notes may declare the principal of all such Outstanding Dated Subordinated Notes (including premium, if any, on), or (in the case of Discount Notes) such lesser amount as may be provided for with respect to such Notes, all the Dated Subordinated Notes of that Series to be due and payable immediately, by a notice in writing to Northern Rock (and to the Subordinated Trustee if given by Holders), and upon any such declaration of acceleration such principal or such lesser amount, as the case may be, including premium, if any, thereon together with any accrued interest, and all other amounts owing thereunder, shall become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which have been expressly waived by Northern Rock. If the Dated Subordinated Notes become immediately due and repayable, a majority of the Holders of the Outstanding Dated Subordinated Notes may institute proceedings, but may take no other action in respect of such default, for the winding-up of Northern Rock and to prove a claim in such winding up to enforce the obligations of Northern Rock in respect of the Dated Subordinated Notes; provided that no payment of interest, repayment of principal or other claim in respect to the Dated Subordinated Notes may be made otherwise than during or after a winding-up or dissolution of Northern Rock, except with prior written consent of the FSA. For the purposes of the foregoing, a payment shall be deemed to be due even if Northern Rock is not solvent.

Events of Default relating to Perpetual Subordinated Notes

In the case of Perpetual Subordinated Notes, if Northern Rock shall fail to pay or duly provide for the payment of principal or interest for a period of 14 days or more (including premium, if any, and in the case of Discount Notes, the Amortized Face Amount or other amount payable in respect thereof) of any Perpetual Subordinated Note when due, the majority of Holders of the Outstanding Perpetual Subordinated Notes may institute proceedings, but may take no other action in respect of such default, for the winding up of Northern Rock and to prove a claim in such winding up to enforce the obligations of Northern Rock in respect of the Perpetual Subordinated Notes. For the avoidance of doubt, no payment shall be deemed due if Northern Rock does not make or has not made such payment because of its insolvency or because such payment will cause it to become insolvent and no payment of interest shall be due if Northern Rock has exercised its right to defer such payment (as set out in the Subordinated Indenture and described herein under "— Status and Subordination of Subordinated Notes").

Events of Default relating to Subordinated Notes–General

At any time after such a declaration of acceleration but before a judgment or decree for payment of the money due has been obtained by the Subordinated Trustee or the Holders of such Outstanding Subordinated Notes, the Holders of a majority in aggregate principal amount of such Outstanding Subordinated Notes may rescind and annul such acceleration and its consequences, provided all required payments (other than as a result of such acceleration) have been made and all Events of Default with respect to such Subordinated Notes shall have been cured or waived.

The Holders of a majority in aggregate principal amount of the Outstanding Subordinated Notes of a Series may waive, on behalf of the Holders of all such Subordinated Notes of that Series, any past default of that Series with respect to the Subordinated Notes of that Series and its consequences, except a default in the payment of the principal of (or premium, if any, on) or interest, if any, on any such Subordinated Note of that Series or a default in respect of a covenant or provision of the Subordinated Indenture that cannot be modified or amended without the consent of the Holders of that Series affected thereby. See "— Waivers" below.

No Holder of Outstanding Subordinated Notes shall be entitled to institute proceedings for the winding-up of Northern Rock, or to prove a claim in any winding-up of Northern Rock, unless a majority of the Holders of Outstanding Subordinated Notes have determined to so proceed, in which event any such Holder of Outstanding Subordinated Notes may, at its own expense and in its own name, institute proceedings for the winding-up of Northern Rock and/or prove a claim in any winding up of Northern Rock in respect of its Outstanding Subordinated Notes.

Judgments

Under current New York law, a state court in the State of New York rendering a judgment in respect of a Note denominated in other than U.S. dollars would be required to render such judgment in the Specified Currency, and such judgment would be converted into U.S. dollars at the Market Exchange Rate prevailing on the date of entry of such judgment. Accordingly, the Holder of such Note denominated in other than U.S. dollars would be subject to exchange rate fluctuations between the date of entry of a judgment in a currency other than U.S. dollars and the time the amount of such judgment is paid to such Holder in U.S. dollars and converted by such Holder into the Specified Currency. It is not certain, however, whether a non-New York state court would follow the same rules and procedures with respect to conversions of judgments in currency other than U.S. dollars.

Northern Rock will indemnify the Trustee and the Holder of any Note against any loss incurred by such Holder and/or the Trustee as a result of any judgment or order being given or made for any amount due under such Note and such judgment or order requiring payment in a currency (the "**Judgment Currency**") other than the Specified Currency, and as a result of any variation between (i) the rate of exchange at which the Specified Currency amount is converted into the Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange at which the Holder of such Note, on the date of payment of such judgment or order, is able to purchase the Specified Currency with the amount of the Judgment Currency actually received by such Holder, as the case may be.

Consolidation, Merger and Sale or Lease of Assets

So long as any Note of a Series remains outstanding, Northern Rock will not consolidate or amalgamate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any Person unless (i) the corporation formed by such consolidation or amalgamation or into which Northern Rock is merged or the Person which acquired by conveyance or transfer, or which leases, the properties and assets of Northern Rock substantially as an entirety shall be a corporation or other Person organized and validly existing under the laws of the United Kingdom which shall expressly assume, by an amendment to the applicable Indenture that is executed and delivered to the applicable Trustee and is in form reasonably satisfactory to the applicable Trustee, the due and punctual payment of the principal of (and premium, if any, on) and interest, if any, on all of the Notes of such a Series and the performance of every covenant of the applicable Indenture (other than a covenant included in the applicable Indenture solely for the benefit of Notes other than such Notes) and of such Notes to be performed, and such assumption shall provide that such corporation or Person shall pay to the Holder of any such Notes such additional amounts as may be necessary in order that every net payment of the principal of (and premium, if any, on) and interest, if any, on such Notes will not be less than the amounts provided for in such Notes to be then due and payable and such obligations shall extend to any deduction or withholding for or on account of any present or future tax, assessment or governmental charge imposed upon such payment (it being understood that, except as aforesaid, no such corporation or Person shall be obligated to make any indemnification or payment in respect of any tax consequences to any Holder as a result of such assumption of rights and obligations if such corporation or Person would not be obligated to pay an additional amount pursuant to the applicable Indenture if such corporation or Person were Northern Rock); (ii) immediately after giving effect to such transaction, no Event of Default with respect to Senior Notes of such a Series or with respect to Subordinated Notes of such a Series, as the case may be, and no event which, after notice or lapse of time, or both, would become an Event of Default with respect to such Notes, shall have occurred and be continuing; and (iii) Northern Rock has delivered to the applicable Trustee a certificate signed by two duly authorized officers and an Opinion of Counsel each stating that such consolidation, amalgamation, merger,

conveyance, transfer or lease and such amendment to the applicable Indenture evidencing the assumption by such corporation or Person comply with the applicable Indenture and that all conditions precedent provided for in the applicable Indenture relating to such transaction have been complied with.

Upon any such consolidation, amalgamation or merger, or any such conveyance, transfer or lease, the successor corporation or Person will succeed to, and be substituted for, and may exercise every right and power of Northern Rock, under the applicable Indenture with the same effect as if such successor corporation or Person has been named as the issuer thereunder, and thereafter, except in the case of a lease, the predecessor corporation shall be relieved of all obligations and covenants under the applicable Indenture and such Notes.

Satisfaction and Discharge

Except as may otherwise be set forth in the Final Terms or Pricing Supplement, as the case may be, relating to the Notes of a Series, the Indentures provide that Northern Rock will be discharged from its obligations under the Notes of a Series (with certain exceptions) at any time prior to the Stated Maturity, if any, or redemption of such Notes when (i) Northern Rock has irrevocably deposited or caused to be deposited with or to the order of the applicable Trustee, in trust, (a) sufficient funds in the currency, currencies, currency unit or units in which such Notes are payable (without consideration of any reinvestment thereof) to pay the principal of (and premium, if any, on) and interest and Arrears of Interest, if any, on such Notes to the Stated Maturity, if any (or Redemption Date), or (b) such amount of U.S. Government Obligations (as defined below) as will, together with the predetermined and certain income to accrue thereon (without consideration of any reinvestment thereof), be sufficient to pay when due the principal of (and premium, if any, on) and interest and Arrears of Interest, if any, to the Stated Maturity, if any (or Redemption Date) on such Notes, or, (c) such amount equal to the amount referred to in clause (a) or (b) in any combination of currency or currency unit of U.S. Government Obligations; (ii) Northern Rock has paid all other sums payable with respect to such Notes; (iii) Northern Rock has delivered to the applicable Trustee an Opinion of Counsel to the effect that (a) Northern Rock has received from, or there has been published by, the U.S. Internal Revenue Service a ruling, or (b) since the date of the applicable Indenture there has been a change in applicable United States federal income tax law, in either case to the effect that, and based upon which such Opinion of Counsel shall confirm that, the Holders of such Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such discharge and will be subject to United States federal income tax on the same amount and in the same manner and at the same time as would have been the case if such discharge had not occurred; and (iv) certain other conditions are met. Upon such discharge, the Holders of the Notes of such a Series shall no longer be entitled to the benefits of the terms and conditions of the applicable Indenture and Notes, except for certain provisions including registration of transfer and exchange of such Notes and replacement of mutilated, destroyed, lost or stolen Notes of such a Series, and shall look for payment only to such deposited funds or obligations. In addition, under the requirements of the FSA at the date of this Offering Circular, any such discharge with respect to the Subordinated Notes of any Series which amounts to a redemption of the Subordinated Notes prior to the Stated Maturity is subject to the Capital Condition being satisfied .

"**U.S. Government Obligations**" means non-callable (i) direct obligations (or certificates representing an ownership interest in such obligations) of the United States for which its full faith and credit are pledged or (ii) obligations of a Person controlled or supervised by, and acting as an agency or instrumentality of, the United States, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States.

Supplemental Indentures

The Indentures contain provisions permitting Northern Rock and the applicable Trustee (i) without the consent of the Holders of any Notes (including the Notes of such a Series) issued under the applicable Indenture, to execute supplemental indentures for certain enumerated purposes, such as to cure any ambiguity or inconsistency or to make any change that does not have a materially adverse effect on the rights of any holder of such Notes, and (ii) with the consent of the Holders of

not less than a majority in aggregate principal amount of the Outstanding Notes of each Series of Notes issued under the applicable Indenture (including the Notes of any such Series) and affected thereby, to execute supplemental indentures for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the applicable Indenture or of modifying in any manner the rights of holders of any such Note under the applicable Indenture; provided, that no such supplemental indenture may, without the consent of the Holder of each such Outstanding Note (including such Notes) affected thereby (a) change the Stated Maturity, if any, of the principal of or interest on any such Note, or change the terms of any Perpetual Subordinated Note to include a Stated Maturity of the principal amount of any such Note, or reduce the principal amount of any such Note or the rate of interest thereon, if any, or any premium or principal payable upon redemption thereof, or change any obligation of Northern Rock to pay additional amounts thereon, or change any Place of Payment where, or change the currency in which, any such Note or the interest, if any, thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity, if any, thereof or the date any such payment is otherwise due and payable (or, in the case of redemption, on or after the redemption date); or (b) reduce the percentage in aggregate principal amount of such Outstanding Notes of any particular Series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of the applicable Indenture or certain defaults thereunder and their consequences) provided for in the applicable Indenture; or (c) change any obligation of Northern Rock to maintain an office or agency in the places and for the purposes specified in the applicable Indenture; or (d) modify certain of the provisions of the applicable Indenture pertaining to the waiver by Holders of such Notes of past defaults, supplemental indentures with the consent of Holders of such Notes and the waiver by Holders of such Notes of certain covenants, except to increase any specified percentage in aggregate principal amount required for any actions by Holders of Notes or to provide that certain other provisions of the applicable Indenture cannot be modified or waived without the consent of the Holder of each such Note affected thereby; or (e) in the case of the Subordinated Notes, change in any manner adverse to the interests of the Holders of such Outstanding Subordinated Notes the subordination provisions of such Subordinated Notes. The provisions of the Subordinated Indenture relating to maturity, redemption, repayment, events of default and subordination of the Subordinated Notes shall not be capable of modification by any Supplemental Indenture unless Northern Rock has notified the FSA of its intention to do so at least one month (or such other period as the FSA may then require or accept prior to the date for such amendment and no objection thereto has been raised by the FSA or (if required) the FSA has provided its consent thereto or for the purpose of correcting a manifest error.

Notes authenticated and delivered after the execution of any amendment to the Indentures or Notes may bear notation as to any matter provided by such amendment.

New Notes, so modified to conform, in the opinion of Northern Rock, to any modification contained in any such amendment may be prepared by Northern Rock, authenticated and delivered in exchange for the Notes then outstanding.

Waivers

The Holders of not less than a majority in aggregate principal amount of the Outstanding Notes of each Series of Notes issued under the applicable Indenture and affected thereby, may on behalf of the Holders of all such Notes waive compliance by Northern Rock with certain restrictive provisions of the applicable Indenture as pertain to the corporate existence of Northern Rock, the maintenance of certain agencies by Northern Rock or, solely with respect to Senior Notes, as pertain to the negative pledge covenant as described under "— Negative Pledge" above.

The Holders of a majority in aggregate principal amount of the Outstanding Notes of a Series issued under the applicable Indenture may waive on behalf of the Holders of all such Notes of such Series, any past default and its consequences under the applicable Indenture, except a default in the payment of the principal of (or premium, if any, on) or interest, if any, on any such Note of that Series or a default in respect of a covenant or a provision which under the applicable Indenture

cannot be modified or amended without the consent of the Holder of each Outstanding Note of such a Series.

Prescription

There are no time limits affecting the validity of claims to interest and repayment of principal under the Notes.

Notices

Notices to Holders of Notes in registered form will be given by mail to the addresses of such Holders as they appear in the Note Register. For so long as the Notes are listed on the Euro MTF and the rules of the Luxembourg Stock Exchange so require, notices shall also be published in a leading newspaper of general circulation in Luxembourg (which is expected to be *d'Wort*) or the website of the Luxembourg Stock Exchange (www.bourse.lu); *provided* that for so long as the Notes are held in registered global form and if the rules of the Luxembourg Stock Exchange would so permit, notifications may be made either through DTC, Euroclear and Clearstream, Luxembourg or by mail to the address of such Holders as they appear in the Note Register with a copy of the Luxembourg Stock Exchange in place of publication in a newspaper or website as described above.

Title

Northern Rock, the Trustees and any agent of Northern Rock or the Trustees may treat the registered owner of any Note in registered form as the absolute owner thereof (whether or not such security shall be overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes.

Governing Law

The Senior Indenture and the Senior Notes will be governed by and construed in accordance with the laws of the State of New York.

The Subordinated Indenture and the Subordinated Notes will be governed by and construed in accordance with the laws of the State of New York, except that the subordination provisions of the Subordinated Indenture and Subordinated Notes will be governed by and construed in accordance with the laws of England and Wales.

Consent to Service

Northern Rock has designated and appointed CT Corporation System at 111 Eighth Avenue, in the Borough of Manhattan, New York City, New York, 10011 as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the applicable Notes or Indenture which may be instituted in any State or Federal court located in the Borough of Manhattan, City of New York, State of New York, and has submitted (for the purposes or any such suit or proceeding) to the jurisdiction of any such court in which any such suit or proceeding is so instituted. Northern Rock has agreed, to the fullest extent that it lawfully may do so, that final judgment in any such suit, action or proceeding brought in such a court shall be conclusive and binding upon it and may be enforced in the courts of England and Wales (or any other courts to the jurisdiction of which it is subject).

Notwithstanding the foregoing, any actions arising out of or relating to the applicable Notes or Indenture may be instituted by Northern Rock, the Trustees or the Holder of any Note in any competent court in England and Wales or such other competent jurisdiction, as the case may be.

Concerning the Senior Trustee

The Senior Indenture provides that, except during the continuance of an Event of Default, the Senior Trustee will have no obligations other than the performance of such duties as are specifically set forth in such Senior Indenture. If an Event of Default has occurred and is continuing, the Senior Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it by the Senior Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

Concerning the Subordinated Trustee

The Subordinated Indenture provides that, except during the continuance of an Event of Default, the Subordinated Trustee will have no obligations other than the performance of such duties as are specifically set forth in such Subordinated Indenture. If an Event of Default has occurred and is continuing, the Subordinated Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it by the Subordinated Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

Book-Entry System

DTC will act as securities depositary for the Global Notes representing Senior Notes and for Global Receipts representing Subordinated Notes. Unless otherwise specified, the Global Notes representing Senior Notes and the Global Receipts representing Subordinated Notes will be issued as fully-registered securities registered in the name of Cede (DTC's partnership nominee).

Northern Rock understands that DTC is a limited-purpose trust company organized under the laws of the State of New York, a "Banking Organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("**Participants**") deposit with DTC. DTC also facilitates the clearance and settlement among Participants of transactions in such securities through electronic book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants ("**Direct Participants**") include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("**Indirect Participants**"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

Purchases of Global Notes or Global Receipts under DTC's system must be made by or through Direct Participants, which will receive a credit for the Global Notes or Global Receipts on DTC's records. The ownership interest of each actual purchaser of each Global Note or Global Receipt is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the Global Notes or Global Receipts are to be accomplished by entries made on the books of Participants acting on behalf of the beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in Global Notes or Global Receipts, except in the event that use of the book-entry system for one or more Global Notes or Global Receipts is discontinued.

To facilitate subsequent transfers, all Global Notes and Global Receipts deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede. The deposit of Global Notes and Global Receipts with DTC and their registration in the name of Cede effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Global Notes or Global Receipts; DTC's records reflect only the identity of the Direct Participants to whose accounts such Global Notes or Global Receipts are credited, which may or may not be the beneficial owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to Cede. If less than all of the Notes and Global Receipts within a Series are being redeemed, DTC's current practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede will consent or vote with respect to Notes. Under its usual procedures, DTC will mail an "Omnibus Proxy" to Northern Rock as soon as possible after the record date. The Omnibus Proxy assigns Cede's consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Principal and interest payments on the Global Notes and Global Receipts will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to beneficial owners will be governed by standing instructions and customary practices, as in the case of securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, or Northern Rock, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of Northern Rock, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of Direct and Indirect Participants.

A beneficial owner shall give notice to elect to have its Global Notes or Global Receipts purchased or tendered, through its Participant, to the applicable Trustee for a Series of Notes, and shall effect delivery of such Global Notes or Global Receipts by causing the Direct Participant to transfer the Participant's interest in the Global Notes or Global Receipts, on DTC's records, to such Trustee. The requirement for physical delivery of Global Notes or Global Receipts in connection with a demand for purchase or a mandatory purchase will be deemed satisfied when the ownership rights in the Global Notes or Global Receipts are transferred by a Direct Participant on DTC's records.

DTC may discontinue providing its services as securities depositary with respect to the Global Notes and Global Receipts at any time by giving reasonable notice to Northern Rock and the Dealers. Under such circumstances, in the event that a successor securities depository is not obtained, Certificated Notes will be printed and delivered in exchange for the Global Notes and Global Receipts.

Northern Rock may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, registered or book entry Certificated Notes will be printed and delivered in exchange for the Global Notes and Global Receipts represented by the Global Securities held by DTC.

The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Northern Rock believes to be reliable, but Northern Rock takes no responsibility for the accuracy thereof.

None of Northern Rock, any Trustee, any Paying Agent, any registrar for the Notes or any Dealer will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or Global Receipt or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

DTC

DTC has advised us as follows:

- DTC is:
  - a limited-purpose trust company organized under the laws of the State of New York, which is a wholly-owned subsidiary of Depository Trust and Clearing Company, owned in turn by the principal users of DTC, consisting primarily of banks, broker-dealers and other financial institutions, including the initial purchasers of the notes,
  - a member of the Federal Reserve System,
  - a "clearing corporation" within the meaning of the Uniform Commercial Code, and

- a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.
- DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions, including transfers and pledges, in deposited securities between its participants through electronic book-entry changes to the accounts of its participants. This eliminates the need for physical movement of certificates.
- Participants in DTC include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. DTC is partially owned by some of these participants or their representatives.
- Indirect access to the DTC system is also available to banks, brokers, dealers and trust companies that have relationships with participants.
- The rules applicable to DTC and DTC participants are on file with the Securities and Exchange Commission.

Clearstream, Luxembourg

Clearstream, Luxembourg has advised us as follows:

- Clearstream, Luxembourg is a duly licensed bank organized as a société anonyme incorporated under the laws of Luxembourg and is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (*Commission de Surveillance du Secteur Financier*). Clearstream, Luxembourg is owned by Deutsche Borse AG. The shareholders of Deutsche Borse AG are banks, securities dealers and financial institutions.
- Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through electronic book-entry changes to the accounts of its customers. This eliminates the need for physical movement of certificates.
- Clearstream, Luxembourg provides other services to its participants, including safekeeping, administration, clearance and settlement of internationally traded securities, lending and borrowing of securities and collateral management. It interfaces with the domestic markets in over 30 countries through established depositary and custodial relationships.
- Clearstream, Luxembourg's customers include worldwide securities brokers and dealers, banks, trust companies and clearing corporations and may include professional financial intermediaries. Its U.S. customers are limited to securities brokers and dealers and banks.
- Indirect access to the Clearstream, Luxembourg system is also available to others that clear through Clearstream, Luxembourg customers or that have custodial relationships with its customers, such as banks, brokers, dealers and trust companies.
- Clearstream, Luxembourg is an indirect participant in DTC.
- Clearstream, Luxembourg has established an electronic bridge with Euroclear to facilitate settlement of trades between Clearstream, Luxembourg and Euroclear.
- Distributions with respect to the notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg customers in accordance with its rules and procedures, to the extent received by Clearstream, Luxembourg.

Euroclear

Euroclear has advised us as follows:

- Euroclear is incorporated under the laws of Belgium as a bank and is subject to regulation by the Belgian Banking and Finance Commission (*Commission Bancaire et Financiere*) and the National Bank of Belgium (*Banque Nationale de Belgique*). The Euroclear system is owned by Euroclear Clearance System Public Limited Company (ECS plc) and operated through a license agreement by Euroclear.

- Securities clearance accounts and cash accounts with Euroclear are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear, and applicable Belgian law. These terms and conditions and operating procedures govern transfer of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipt of payments with respect to securities in Euroclear. Euroclear acts under these terms and conditions and operating procedures only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear accounts.
- Euroclear holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates.
- Euroclear provides other services to its customers, including credit custody, lending and borrowing of securities and tri-party collateral management. It interfaces with the domestic markets of several other countries.
- Euroclear customers include banks, central banks, securities brokers and dealers, trust companies and clearing corporations and may include certain other professional financial intermediaries.
- Euroclear is an indirect participant in DTC.
- Indirect access to the Euroclear system is also available to others that clear through Euroclear customers or that maintain a custodial relationship with a Euroclear participant, either directly or indirectly.
- All securities in Euroclear are held on a fungible basis. This means that specific certificates are not matched to specific securities clearance accounts.

FORM OF SENIOR NOTE FINAL TERMS

Final Terms dated
(To Offering Circular dated May 30, 2007)

NORTHERN ROCK PLC

Senior Medium-Term Notes Due

[If this Note is a Fixed Rate Note, the following is deemed inserted:]

Principal Amount:	Interest Rate: _____%
Dealer's Discount or Commission:	Original Issue Date:
Net Proceeds to Issuer:	Stated Maturity Date:

Interest commencement date:

Interest Payment Dates:

Redemption:

☐ The Notes cannot be redeemed prior to their Stated Maturity (other than for tax reasons).

☐ The Notes may be redeemed prior to their Stated Maturity.

Initial Redemption Date:

Initial Redemption Percentage: _____%

Annual Redemption Percentage Reduction _____% until Redemption Percentage is 100% of the principal amount.

Optional Repayment:

☐ The Notes cannot be repaid prior to their Stated Maturity.

☐ The Notes can be repaid prior to their Stated Maturity at the option of the Holders of the Notes.

Optional Repayment Dates:

Repayment Price: _____%

Currency:

Specified Currency: __________ (If other than Dollars, see attached)

Minimum Denominations: __________ (Applicable only if Specified Currency is other than Dollars)

Currency Determination Agent:

Original Issue Discount: ☐ Yes ☐ No

Total Amount of OID:

Yield to Maturity:

Initial Accrual Period:

Form: ☐ Global

☐ Certificated

Dealer:

- ☐ Citigroup Global Markets Inc.
- ☐ Lehman Brothers Inc.
- ☐ Merrill Lynch, Pierce Fenner & Smith Incorporated
- ☐ Morgan Stanley & Co. Incorporated
- ☐ Other ________

Dealer acting in the capacity as indicated below:

- ☐ Agent
- ☐ Principal

If as principal:

- ☐ The Notes are being offered at varying prices relating to prevailing market prices at the time of resale.
- ☐ The Notes are being offered at a fixed initial public offering price of ____% of the principal amount.

If as agent:

The Notes are being offered at a fixed initial public offering prices of ___% of the principal amount.

Trade date:

Addendum attached:

- ☐ Yes
- ☐ No

Registered Note information:
CUSIP number:
ISIN number:
Common Code number:
Registered Owner:
Principal Amount:

Other/Additional Provisions; Addendum:

[Listing Application:

Northern Rock has applied to admit the Notes on a recognized stock exchange, currently intending to have the Notes admitted to listing on the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF market. Although Northern Rock has applied to list the Notes on the Euro MTF, it is not anticipated that an active trading market will develop for the Notes and no assurance can be given that the Notes will be accepted for listing.

This Final Terms comprises the final terms and conditions required to list the issue of Notes described herein pursuant to the U.S.$20,000,000,000 Medium-Term Note Program of Northern Rock.]

[Responsibility:

Northern Rock accepts responsibility for the information contained in this Final Terms.

Signed on behalf of Northern Rock:

By:________________________________

Duly authorized]

[If this Note is a Floating Rate Note, the following is deemed inserted:]

Principal Amount:	Initial Interest Rate:
Dealer's Discount or Commission:	Original Issue Date:
Net Proceeds to Issuer:	Stated Maturity Date:

Calculation Agent:

Currency Determination Agent:

Interest Calculation:

- ☐ Regular Floating Rate Note
- ☐ Inverse Floating Rate Note
  Fixed Interest Rate: ____%
- ☐ Other Floating Rate Note (see attached)
- ☐ Floating Rate/Fixed Rate Note
  Fixed Rate Commencement Date:
  Fixed Interest Rate: ____%

Interest Rate Basis or Bases:

- ☐ CD Rate
- ☐ Commercial Paper Rate
- ☐ EURIBOR
- ☐ LIBOR
- ☐ Treasury Rate
- ☐ CMT Rate
- ☐ Eleventh District Cost of Funds Rate
- ☐ Federal Fund Rate
- ☐ Prime Rate
- ☐ Other (see attached)

If CMT Rate:

Designated CMT Maturity Index:
Designated CMT Reuters Page:

If EURIBOR:

Designated EURIBOR Page:

If LIBOR:

Designated LIBOR Page:
Designated LIBOR Currency:

Initial Interest Reset Date:	Spread (-):
Interest Reset Dates:	Spread Multiplier:
Interest Payment Dates:	Maximum Interest Rate: ___%
Index Maturity:	Minimum Interest Rate: ____%

Interest Reset Period:

- ☐ Daily
- ☐ Weekly
- ☐ Monthly

☐ Quarterly

☐ Semi-Annually resetting in the following months:

☐ Annually resetting in the following month:

Day Count Convention:

☐ Actual/360 for the period from to

☐ Actual/Actual for the period from to

☐ 30/360 for the period from to

Redemption:

☐ The Notes cannot be redeemed prior to their Stated Maturity (other than for tax reasons).

☐ The Notes may be redeemed prior to their Stated Maturity.

Initial Redemption Date:

Initial Redemption Percentage: ____%

Annual Redemption Percentage Reduction: ____% until Redemption Percentage is 100% of the principal amount.

Repayment:

☐ The Notes cannot be repaid prior to their Stated Maturity.

☐ The Notes can be repaid prior to their Stated Maturity at the option of the Holders of the Notes.

Optional Repayment Date(s):

Repayment Price: ____%

Currency:

Specified Currency: __________ (If other than Dollars, see attached)

Minimum Denominations: _______ (Applicable only if Specified Currency is other than Dollars)

Original Issue Discount: ☐ Yes ☐ No

Total Amount of OID:

Yield to Maturity:

Initial Accrual Period:

Form: ☐ Global

☐ Certificated

Dealer:

☐ Citigroup Global Markets Inc.

☐ Lehman Brothers Inc.

☐ Merrill Lynch, Pierce Fenner & Smith Incorporated

☐ Morgan Stanley & Co. Incorporated

☐ Other ________________

Dealer acting in the capacity as indicated below:

☐ Agent

☐ Principal

If as principal:

☐ The Notes are being offered at varying prices related to prevailing market prices at the time of resale.

☐ The Notes are being offered at a fixed initial public offering price of ____% of the principal amount.

If as agent:

The Notes are being offered at a fixed initial public offering price of _____% of the principal amount.

Trade date:

Addendum attached:

☐ Yes

☐ No

Note information:
CUSIP number:
ISIN number:
Common Code number:
Registered Owner:
Principal Amount:

Other/Additional Provisions; Addendum:

[Listing Application:

Northern Rock has applied to admit the Notes on a recognized stock exchange, currently intending to have the Notes admitted to listing on the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF market. Although Northern Rock has applied to list the Notes on the Euro MTF, it is not anticipated that an active trading market will develop for the Notes and no assurance can be given that the Notes will be accepted for listing.

This Final Terms comprises the final terms and conditions required to list the issue of Notes described herein pursuant to the U.S.$20,000,000,000 Medium-Term Note Program of Northern Rock.]

[Responsibility:

Northern Rock accepts responsibility for the information contained in this Final Terms.

Signed on behalf of Northern Rock:

By:________________________________

Duly authorized]

FORM OF DATED SUBORDINATED NOTE FINAL TERMS

Final Terms dated
(To Offering Circular dated May 30, 2007)

NORTHERN ROCK PLC

Dated Subordinated Medium-Term Notes Due

[If this Note is a Fixed Rate Note, the following is deemed inserted:]

Principal Amount:	Interest Rate: ____%
Dealer's Discount or Commission:	Original Issue Date:
Net Proceeds to Issuer:	Stated Maturity Date:

Interest commencement date:

Interest Payment Dates:

Redemption:

☐ The Notes cannot be redeemed prior to their Stated Maturity (other than for tax reasons).

☐ The Notes may be redeemed prior to their Stated Maturity.

Initial Redemption Date:

Initial Redemption Percentage: ____%

Annual Redemption Percentage Reduction ____% until Redemption Percentage is 100% of the principal amount.

Optional Repayment:

☐ The Notes cannot be repaid prior to their Stated Maturity.

Currency:

Specified Currency:_________(If other than Dollars, see attached)

Minimum Denominations:______ (Applicable only if Specified Currency is other than Dollars)

Currency Determination Agent:

Original Issue Discount: ☐ Yes ☐ No

Total Amount of OID:

Yield to Maturity:

Initial Accrual Period:

Form: ☐ Global

☐ Certificated

Dealer:

☐ Citigroup Global Markets Inc. ☐ Lehman Brothers Inc.

☐ Merrill Lynch, Pierce Fenner & Smith Incorporated ☐ Morgan Stanley & Co. Incorporated

☐ Other ________

Dealer acting in the capacity as indicated below:

☐ Agent

☐ Principal

If as principal:

☐ The Notes are being offered at varying prices relating to prevailing market prices at the time of resale.

☐ The Notes are being offered at a fixed initial public offering price of ____% of the principal amount.

If as agent:

The Notes are being offered at a fixed initial public offering price of ____% of the principal amount.

Trade date:

Addendum attached:

☐ Yes

☐ No

Note information:
CUSIP number:
ISIN number:
Common Code number:
Registered Owner:
Principal Amount:

Other/Additional Provisions; Addendum:

[Listing Application:

Northern Rock has applied to admit the Notes on a recognized stock exchange, currently intending to have the Notes admitted to listing on the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF market. Although Northern Rock has applied to list the Notes on the Euro MTF, it is not anticipated that an active trading market will develop for the Notes and no assurance can be given that the Notes will be accepted for listing.

This Final Terms comprises the final terms and conditions required to list the issue of Notes described herein pursuant to the U.S.$20,000,000,000 Medium-Term Note Program of Northern Rock.]

[Responsibility:

Northern Rock accepts responsibility for the information contained in this Final Terms.

Signed on behalf of Northern Rock:

By:________________________________

Duly authorized]

[If this Note is a Floating Rate Note, the following is deemed inserted:]

Principal Amount:	Initial Interest Rate:
Dealer's Discount or Commission:	Original Issue Date:
Net Proceeds to Issuer:	Stated Maturity Date:

Calculation Agent:

Currency Determination Agent:

Interest Calculation:

☐ Regular Floating Rate Note

☐ Inverse Floating Rate Note

Fixed Interest Rate: ____%

☐ Other Floating Rate Note (see attached)

☐ Floating Rate/Fixed Rate Note

Fixed Rate Commencement Date:

Fixed Interest Rate: ____%

Interest Rate Basis or Bases:

☐ CD Rate	☐ CMT Rate
☐ Commercial Paper Rate	☐ Eleventh District Cost of Funds Rate
☐ EURIBOR	☐ Federal Funds Rate
☐ LIBOR	☐ Prime Rate
☐ Treasury Rate	☐ Other (see attached)

If CMT Rate:

Designated CMT Maturity Index:

Designated CMT Reuters Page:

If EURIBOR:

Designated EURIBOR Page:

If LIBOR:

Designated LIBOR Page:

Designated LIBOR Currency:

Initial Interest Reset Date:	Spread (+/-):
Interest Reset Dates:	Spread Multiplier:
Interest Payment Dates:	Maximum Interest Rate ____%
Index Maturity:	Minimum Interest Rate ____%

Interest Reset Period:

☐ Daily

☐ Weekly

☐ Monthly

☐ Quarterly

☐ Semi-Annually resetting in the following months:

☐ Annually resetting in the following month:

Day Count Convention:

☐ Actual/360 for the period from to

☐ Actual/Actual for the period from to

☐ 30/360 for the period from to

Redemption:

☐ The Notes cannot be redeemed prior to their Stated Maturity (other than for tax reasons).

☐ The Notes may be redeemed prior to their Stated Maturity.

Initial Redemption Date:

Initial Redemption Percentage ____%

Annual Redemption Percentage Reduction: ____% until Redemption Percentage is 100% of the principal amount.

Repayment:

☐ The Notes cannot be repaid prior to their Stated Maturity.

Currency:

Specified Currency: ___________ (If other than Dollars, see attached)

Minimum Denominations: ______ (Applicable only if Specified Currency is other than Dollars)

Original Issue Discount: ☐ Yes ☐ No

Total Amount of OID:

Yield to Maturity:

Initial Accrual Period:

Form: ☐ Global

☐ Certificated

Dealer:

☐ Citigroup Global Markets Inc.

☐ Lehman Brothers Inc.

☐ Merrill Lynch, Pierce Fenner & Smith Incorporated

☐ Morgan Stanley & Co. Incorporated

☐ Other __________

Dealer acting in the capacity as indicated below:

☐ Agent

☐ Principal

If as principal:

☐ The Notes are being offered at varying prices related to prevailing market prices at the time of resale.

☐ The Notes are being offered at a fixed initial public offering price of ____% of the principal amount.

If as agent:

The Notes are being offered at a fixed initial public offering price of ____% of the principal amount.

Trade date:

Addendum attached:

☐ Yes

☐ No

Note information:
CUSIP number:
ISIN number:
Common Code number:
Registered Owner:
Principal Amount:

Other/Additional Provisions; Addendum:

[Listing Application:

Northern Rock has applied to admit the Notes on a recognized stock exchange, currently intending to have the Notes admitted to listing on the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF market. Although Northern Rock has applied to list the Notes on the Euro MTF, it is not anticipated that an active trading market will develop for the Notes and no assurance can be given that the Notes will be accepted for listing.

This Final Terms comprises the final terms and conditions required to list the issue of Notes described herein pursuant to the U.S.$20,000,000,000 Medium-Term Note Program of Northern Rock.]

[Responsibility:

Northern Rock accepts responsibility for the information contained in this Final Terms.

Signed on behalf of Northern Rock:

By:________________________________

Duly authorized]

FORM OF PERPETUAL SUBORDINATED NOTE FINAL TERMS

Final Terms dated
(To Offering Circular dated May 30, 2007)

NORTHERN ROCK PLC

Perpetual Subordinated Medium-Term Notes Due

[If this Note is a Fixed Rate Note, the following is deemed inserted:]

Principal Amount:	Interest Rate: ____%
Dealer's Discount or Commission:	Original Issue Date:
Net Proceeds to Issuer:	

Interest commencement date:

Interest Payment Dates:

Redemption:

☐ The Notes cannot be redeemed prior to Maturity, if any (other than for tax reasons).

☐ The Notes may be redeemed prior to Maturity, if any.

Initial Redemption Date:

Initial Redemption Percentage: _____%

Annual Redemption Percentage Reduction _____% until Redemption Percentage is 100% of the principal amount.

Optional Repayment:

☐ The Notes cannot be repaid prior to Maturity, if any.

Accounting Treatment: [Debt Accounting] [Equity Accounting]

Currency:

Specified Currency: ___________ (If other than Dollars, see attached)

Minimum Denominations: ______ (Applicable only if Specified Currency is other than Dollars)

Currency Determination Agent:

Original Issue Discount: ☐ Yes ☐ No

Total Amount of OID:

Yield to Maturity:

Initial Accrual Period:

Form: ☐ Global

☐ Certificated

Dealer:

☐ Citigroup Global Markets Inc. ☐ Lehman Brothers Inc.

☐ Merrill Lynch, Pierce Fenner & Smith Incorporated ☐ Morgan Stanley & Co. Incorporated

☐ Other ________

Dealer acting in the capacity as indicated below:

☐ Agent

☐ Principal

If as principal:

☐ The Notes are being offered at varying prices relating to prevailing market prices at the time of resale.

☐ The Notes are being offered at a fixed initial public offering price of ____% of the principal amount.

If as agent:

The Notes are being offered at a fixed initial public offering price of ____% of the principal amount.

Trade date:

Addendum attached:

☐ Yes

☐ No

Note information:
CUSIP number:
ISIN number:
Common Code number:
Registered Owner:
Principal Amount:

Other/Additional Provisions; Addendum:

[Listing Application:

Northern Rock has applied to admit the Notes on a recognized stock exchange, currently intending to have the Notes admitted to listing on the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF market. Although Northern Rock has applied to list the Notes on the Euro MTF, it is not anticipated that an active trading market will develop for the Notes and no assurance can be given that the Notes will be accepted for listing.

This Final Terms comprises the final terms and conditions required to list the issue of Notes described herein pursuant to the U.S.$20,000,000,000 Medium-Term Note Program of Northern Rock.]

[Responsibility:

Northern Rock accepts responsibility for the information contained in this Final Terms.

Signed on behalf of Northern Rock:

By:______________________________

Duly authorized]

[If this Note is a Floating Rate Note, the following is deemed inserted:]

Principal Amount:
Dealer's Discount or Commission:
Net Proceeds to Issuer:

Interest Rate: ____%
Original Issue Date:

Calculation Agent:

Accounting Treatment:

[Debt Accounting] [Equity Accounting]

Currency Determination Agent:

Interest Calculation:

☐ Regular Floating Rate Note

☐ Inverse Floating Rate Note

Fixed Interest Rate: ____%

☐ Other Floating Rate Note (see attached)

☐ Floating Rate/Fixed Rate Note

Fixed Rate Commencement Date:

Fixed Interest Rate: ____%

Interest Rate Basis or Bases:

☐ CD Rate

☐ Commercial Paper Rate

☐ EURIBOR

☐ LIBOR

☐ Treasury Rate

☐ CMT Rate

☐ Eleventh District Cost of Funds Rate

☐ Federal Funds Rate

☐ Prime Rate

☐ Other (see attached)

If CMT Rate:

Designated CMT Maturity Index:

Designated CMT Reuters Page:

If EURIBOR:

Designated EURIBOR Page:

If LIBOR:

Designated LIBOR Page:

Designated LIBOR Currency:

Initial Interest Reset Date:

Interest Reset Dates:

Interest Payment Dates:

Index Maturity:

Spread (+/-):

Spread Multiplier:

Maximum Interest Rate: ____%

Minimum Interest Rate: ____%

Interest Reset Period:

☐ Daily

☐ Weekly

☐ Monthly

☐ Quarterly

☐ Semi-Annually resetting in the following months:

☐ Annually resetting in the following month:

Day Count Convention:

☐ Actual/360 for the period from to

☐ Actual/Actual for the period from to

☐ 30/360 for the period from to

Redemption:

☐ The Notes cannot be redeemed prior to Maturity, if any (other than for tax reasons).

☐ The Notes may be redeemed prior to their Stated Maturity.

Initial Redemption Date:

Initial Redemption Percentage: ____%

Annual Redemption Percentage Reduction ____% until Redemption Percentage is 100% of the principal amount.

Repayment:

☐ The Notes cannot be repaid prior to Maturity, if any.

Currency:

Specified Currency: ____________________ (If other than Dollars, see attached)

Minimum Denominations: _________________ (Applicable only if Specified Currency is other than Dollars)

Original Issue Discount: ☐ Yes ☐ No

Total Amount of OID:

Yield to Maturity:

Initial Accrual Period:

Form: ☐ Global

☐ Certificated

Dealer:

☐ Citigroup Global Markets Inc.

☐ Lehman Brothers Inc.

☐ Merrill Lynch, Pierce Fenner & Smith Incorporated

☐ Morgan Stanley & Co. Incorporated

☐ Other _________________________

Dealer acting in the capacity as indicated below:

☐ Agent

☐ Principal

If as principal:

☐ The Notes are being offered at varying prices relating to prevailing market prices at the time of resale.

☐ The Notes are being offered at a fixed initial public offering price of ____% of the principal amount.

If as agent:

The Notes are being offered at a fixed initial public offering price of ____% of the principal amount.

Trade date:

Addendum attached:

☐ Yes

☐ No

Note information:
CUSIP number:
ISIN number:
Common Code number:
Registered Owner:
Principal Amount:

Other/Additional Provisions; Addendum:

[Listing Application:

Northern Rock has applied to admit the Notes on a recognized stock exchange, currently intending to have the Notes admitted to listing on the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF market. Although Northern Rock has applied to list the Notes on the Euro MTF, it is not anticipated that an active trading market will develop for the Notes and no assurance can be given that the Notes will be accepted for listing.

This Final Terms comprises the final terms and conditions required to list the issue of Notes described herein pursuant to the U.S.$20,000,000,000 Medium-Term Note Program of Northern Rock.]

[Responsibility:

Northern Rock accepts responsibility for the information contained in this Final Terms.

Signed on behalf of Northern Rock:

By:______________________________

Duly authorized]

UNITED STATES TAXATION

Circular 230 Legend

The following discussion of United States federal income tax matters and any other discussions of United States federal income tax matters contained elsewhere in this Offering Circular or the applicable Final Terms or Pricing Supplement, as the case may be, (a) were not intended or written to be legal or tax advice to any person and were not intended or written to be used, and they cannot be used, by any person for the purpose of avoiding any tax-related penalties that may be imposed on such person, and (b) were written in connection with the promotion or marketing of the Notes pursuant to the Program by Northern Rock and the Dealers. Each person considering an investment in the Notes pursuant to the Program should seek advice based on its particular circumstances from an independent tax advisor.

Notwithstanding anything to the contrary contained herein, each prospective investor (and each employee, representative, or other agent of each prospective investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions described in this Offering Circular or the applicable Final Terms or Pricing Supplement, as the case may be, and all materials of any kind that are provided to the prospective investor relating to such tax treatment and tax structure (as such terms are defined in Treasury Regulation Section 1.6011-4). This authorization of tax disclosure is retroactively effective to the commencement of discussions between Northern Rock, the Dealers or their representatives and each prospective investor regarding the transactions contemplated herein.

Certain United States Federal Income Tax Considerations

The following summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the U.S. Internal Revenue Code of 1986, as amended (the "**Code**"), regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, real estate investment trusts, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account, persons liable for alternative minimum tax, regulated investment companies, dealers in securities or currencies, traders in securities that elect to use a mark to market method of accounting, partnerships or other pass-through entities for United States federal income tax purposes, persons holding Notes as part of a hedging, integrated, conversion or constructive sale transaction, or as a position in a "straddle" for tax purposes, or United States persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Any special United States federal income tax considerations relevant to a particular issue of the Notes, such as Indexed Notes and Amortizing Notes, will be provided in the applicable Final Terms or Pricing Supplement, as the case may be. If a partnership holds Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Notes, you should consult your tax advisors.

This summary deals only with the United States federal income tax consequences of the purchase, ownership, and disposition of Senior Notes and Dated Subordinated Notes, in each case, which mature 30 years or less after their issue date. The United States federal income tax consequences of the purchase, ownership, and disposition of Perpetual Subordinated Notes will be discussed in the applicable Final Terms or Pricing Supplement, as the case may be.

The following discussion also does not address the United States federal estate tax consequences of an investment in the Notes or the local, state or foreign tax consequences of investing in the Notes. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term "**U.S. Holder**" means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income tax regardless of its source or, (iv) a trust (A) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. The term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

U.S. Holders

Payments of Interest. Except as set forth below, payments of interest on a Note generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting). Interest income and original issue discount (as defined below) on a Note generally will constitute foreign source income and generally will be considered, for taxable years beginning after 2006, "passive category income" or "general category income" for purposes of computing the foreign tax credit. A U.S. Holder will generally be denied a foreign tax credit for foreign taxes imposed with respect to the Notes where the holder does not meet a minimum holding period requirement during which they are not protected from risk of loss. The rules governing the foreign tax credit are complex. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Original Issue Discount. The following summary is a general discussion of the United States federal income tax consequences to U.S. Holders of the purchase, ownership and disposition of Notes issued with original issue discount for United States federal income tax purposes ("**Original Issue Discount Notes**"). The following summary is based upon final Treasury regulations (the "**OID Regulations**") under the original issue discount provisions of the Code.

For United States federal income tax purposes, original issue discount is (other than on Short-Term Notes, as defined below) the excess of the stated redemption price at maturity of a Note over its issue price, if such excess equals or exceeds a *de minimis* amount (generally ¼ of 1% of the Note's stated redemption price at maturity multiplied by the number of complete years to its maturity from its issue date or, in the case of a Note providing for the payment of any amount other than qualified stated interest (as defined below) prior to maturity, multiplied by the weighted average maturity of such Note). A Note's "**weighted average maturity**" is the sum of the following amounts determined for each payment on a Note (other than a payment of qualified stated interest): (i) the number of complete years from the issue date until the payment is made multiplied by (ii) a fraction, the numerator of which is the amount of the payment and the denominator of which is the Note's stated redemption price at maturity. The issue price of each Note in an issue of Notes equals the first price at which a substantial amount of such Notes has been sold (ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, dealers, or wholesalers). The stated redemption price at maturity of a Note is the sum of all payments provided by the Note other than "**qualified stated interest**" payments. The term "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually, is payable over the entire term of the Note, and is payable at a single fixed rate or, subject to certain conditions, based on one or more indices. In addition, under the OID Regulations, if a Note bears interest for one or more accrual periods at a rate below the rate applicable for the remaining term of such Note (*e.g.*, Notes with teaser rates or interest holidays), and if the greater of either the resulting foregone interest on such Note or any "true" discount on such Note (*i.e.*, the excess of the Note's stated principal amount over its issue price) equals or exceeds a specified *de minimis* amount, then the stated interest on the Note would be treated as original issue discount rather than qualified stated interest.

In the case of a Note issued with *de minimis* original issue discount, the U.S. Holder generally must include such *de minimis* original issue discount in income as stated principal payments on the

Notes are made in proportion to the stated principal amount of the Note. Any amount of *de minimis* original issue discount that has been included in income will be treated as capital gain upon the sale, exchange, or retirement of the Note. Payments of qualified stated interest on a Note are taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting). A U.S. Holder of an Original Issue Discount Note must include original issue discount in income as ordinary interest income for United States federal income tax purposes as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of such U.S. Holder's regular method of tax accounting. In general, the amount of original issue discount included in income by the initial U.S. Holder of an Original Issue Discount Note is the sum of the daily portions of original issue discount with respect to such Original Issue Discount Note for each day during the taxable year (or portion of the taxable year) on which such U.S. Holder held such Original Issue Discount Note. The "daily portion" of original issue discount on any Original Issue Discount Note is determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that accrual period. An "**accrual period**" may be of any length and the accrual periods may vary in length over the term of the Original Issue Discount Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period. The amount of original issue discount allocable to each accrual period is generally equal to the difference between (i) the product of the Original Issue Discount Note's adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to take into account the length of the particular accrual period) and (ii) the amount of any qualified stated interest payments allocable to such accrual period. Original issue discount allocable to a final accrual period is the difference between the amount payable at maturity (other than a payment of qualified stated interest) and the adjusted issue price at the beginning of the final accrual period. Special rules apply for calculating original issue discount for an initial short accrual period. The "adjusted issue price" of an Original Issue Discount Note at the beginning of any accrual period is the sum of the issue price of the Original Issue Discount Note plus the amount of original issue discount allocable to all prior accrual periods minus the amount of any prior payments on the Original Issue Discount Note that were not qualified stated interest payments. Under these rules, U.S. Holders generally will have to include in income increasingly greater amounts of original issue discount in successive accrual periods.

A U.S. Holder that purchases an Original Issue Discount Note for an amount that is greater than its adjusted issue price as of the purchase date and less than or equal to the sum of all amounts payable on the Original Issue Discount Note after the purchase date other than payments of qualified stated interest, will be considered to have purchased the Original Issue Discount Note at an "acquisition premium." Under the acquisition premium rules, the amount of original issue discount which such U.S. Holder must include in its gross income with respect to such Original Issue Discount Note for any taxable year (or portion thereof in which the U.S. Holder holds the Original Issue Discount Note) will be reduced (but not below zero) by the portion of the acquisition premium properly allocable to the period.

Under the OID Regulations, Floating Rate Notes ("**Variable Notes**") are subject to special rules whereby a Variable Note will qualify as a "variable rate debt instrument" if (a) its issue price does not exceed the total noncontingent principal payments due under the Variable Note by more than a specified *de minimis* amount and (b) it provides for stated interest, paid or compounded at least annually, at current values of (i) one or more qualified floating rates, (ii) a single fixed rate and one or more qualified floating rates, (iii) a single objective rate, or (iv) a single fixed rate and a single objective rate that is a qualified inverse floating rate.

A "**qualified floating rate**" is any variable rate where variations in the value of such rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Variable Note is denominated. Although a multiple of a qualified floating rate will generally not itself constitute a qualified floating rate, a variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than .65 but not more than 1.35 will constitute a qualified floating rate. A variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than .65 but not more than 1.35, increased or

decreased by a fixed rate, will also constitute a qualified floating rate. In addition, under the OID Regulations, two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Variable Note (*e.g.*, two or more qualified floating rates with values within 25 basis points of each other as determined on the Variable Note's issue date) will be treated as a single qualified floating rate. Notwithstanding the foregoing, a variable rate that would otherwise constitute a qualified floating rate but which is subject to one or more restrictions such as a maximum numerical limitation (*i.e.*, a cap) or a minimum numerical limitation (*i.e.*, a floor) may, under certain circumstances, fail to be treated as a qualified floating rate under the OID Regulations unless such cap or floor is fixed throughout the term of the Note. An "**objective rate**" is a rate that is not itself a qualified floating rate but which is determined using a single fixed formula and that is based on objective financial or economic information (*e.g.*, one or more qualified floating rates or the yield of actively traded personal property). A rate will not qualify as an objective rate if it is based on information that is within the control of the issuer (or a related party) or that is unique to the circumstances of the issuer (or a related party), such as dividends, profits, or the value of the issuer's stock (although a rate does not fail to be an objective rate merely because it is based on the credit quality of the issuer). Other variable interest rates may be treated as objective rates if so designated by the Internal Revenue Service ("**IRS**") in the future. Despite the foregoing, a variable rate of interest on a Variable Note will not constitute an objective rate if it is reasonably expected that the average value of the rate during the first half of the Variable Interest Rate Note's term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Variable Interest Rate Note's term. A "**qualified inverse floating rate**" is any objective rate where such rate is equal to a fixed rate minus a qualified floating rate, as long as variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate. The OID Regulations also provide that if a Variable Note provides for stated interest at a fixed rate for an initial period of one year or less followed by a variable rate that is either a qualified floating rate or an objective rate and if the variable rate on the Variable Note's issue date is intended to approximate the fixed rate (*e.g.*, the value of the variable rate on the issue date does not differ from the value of the fixed rate by more than 25 basis points), then the fixed rate and the variable rate together will constitute either a single qualified floating rate or objective rate, as the case may be. A qualified floating rate or objective rate in effect at any time during the term of the instrument must be set at a "current value" at that rate. A "current value" of a rate is the value of the rate on any day that is no earlier than 3 months prior to the first day on which the value is in effect and no later than one year following that first day.

If a Variable Note that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof qualifies as a "variable rate debt instrument" under the OID Regulations and if the interest on such Variable Note is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually, then all stated interest on the Variable Note will constitute qualified stated interest and will be taxed accordingly. Thus, a Variable Note that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof and that qualifies as a "variable rate debt instrument" under the OID Regulations will generally not be treated as having been issued with original issue discount unless the Variable Note is issued at a "true" discount (*i.e.*, at a price below the Note's stated principal amount) in excess of a specified *de minimis* amount. The amount of qualified stated interest and the amount of original issue discount, if any, that accrues during an accrual period on such a Variable Note is determined under the rules applicable to fixed rate debt instruments by assuming that the variable rate is a fixed rate equal to (i) in the case of a qualified floating rate or qualified inverse floating rate, the value, as of the issue date, of the qualified floating rate or qualified inverse floating rate, or (ii) in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the Variable Note. The qualified stated interest allocable to an accrual period is increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period pursuant to the foregoing rules.

In general, any other Variable Note that qualifies as a "variable rate debt instrument" will be converted into an "equivalent" fixed rate debt instrument for purposes of determining the amount and accrual of original issue discount and qualified stated interest on the Variable Note. The OID

Regulations generally require that such a Variable Note be converted into an "equivalent" fixed rate debt instrument by substituting any qualified floating rate or qualified inverse floating rate provided for under the terms of the Variable Note with a fixed rate equal to the value of the qualified floating rate or qualified inverse floating rate, as the case may be, as of the Variable Note's issue date. Any objective rate (other than a qualified inverse floating rate) provided for under the terms of the Variable Note is converted into a fixed rate that reflects the yield that is reasonably expected for the Variable Note. In the case of a Variable Note that qualifies as a "variable rate debt instrument" and provides for stated interest at a fixed rate in addition to either one or more qualified floating rates or a qualified inverse floating rate, the fixed rate is initially converted into a qualified floating rate (or a qualified inverse floating rate, if the Variable Note provides for a qualified inverse floating rate). Under such circumstances, the qualified floating rate or qualified inverse floating rate that replaces the fixed rate must be such that the fair market value of the Variable Note as of the Variable Note's issue date is approximately the same as the fair market value of an otherwise identical debt instrument that provides for either the qualified floating rate or qualified inverse floating rate rather than the fixed rate. Subsequent to converting the fixed rate into either a qualified floating rate or a qualified inverse floating rate, the Variable Note is then converted into an "equivalent" fixed rate debt instrument in the manner described above.

Once the Variable Note is converted into an "equivalent" fixed rate debt instrument pursuant to the foregoing rules, the amount of original issue discount and qualified stated interest, if any, are determined for the "equivalent" fixed rate debt instrument by applying the general original issue discount rules to the "equivalent" fixed rate debt instrument and a U.S. Holder of the Variable Note will account for such original issue discount and qualified stated interest as if the U.S. Holder held the "equivalent" fixed rate debt instrument. In each accrual period appropriate adjustments will be made to the amount of qualified stated interest or original issue discount assumed to have been accrued or paid with respect to the "equivalent" fixed rate debt instrument in the event that such amounts differ from the actual amount of interest accrued or paid on the Variable Note during the accrual period.

If a Variable Note does not qualify as a "variable rate debt instrument" under the OID Regulations, then the Variable Note would be treated as a contingent payment debt instrument. The Treasury Department has issued final regulations (the "**CPDI Regulations**") concerning the proper United States federal income tax treatment of contingent payment debt instruments. In general, the CPDI Regulations would cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a conventional noncontingent payment debt instrument under current United States federal income tax law. Specifically, the CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as such interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument will be treated as ordinary income and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The proper United States federal income tax treatment of Variable Notes that are treated as contingent payment debt instruments will be more fully described in the applicable Final Terms or Pricing Supplement, as the case may be. Furthermore, any other special United States federal income tax considerations, not otherwise discussed herein, which are applicable to any particular issue of Notes will be discussed in the applicable Final Terms or Pricing Supplement, as the case may be.

Certain of the Notes (i) may be redeemable at the option of Northern Rock prior to their stated maturity (a "**call option**") and/or (ii) may be repayable by Northern Rock at the option of the holder prior to their stated maturity (a "**put option**"). Notes containing such features may be subject to rules that differ from the general rules discussed above. Investors intending to purchase Notes with such features should consult their own tax advisors, since the original issue discount consequences will depend, in part, on the particular terms and features of the purchased Notes.

U.S. Holders may generally, upon election, include in income all interest (including stated interest, acquisition discount, original issue discount, *de minimis* original issue discount, market

discount, *de minimis* market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) that accrues on a debt instrument by using the constant yield method applicable to original issue discount, subject to certain limitations and exceptions. This election will generally apply only to the debt instrument with respect to which it is made and may be revoked only with the consent of the IRS.

Short-Term Notes. Notes that have a fixed maturity of one year or less ("**Short-Term Notes**") will be treated as having been issued with original issue discount. Under the OID Regulations, all payments (including all stated interest) will be included in the stated redemption price at maturity, and thus, U.S. Holders will generally be taxable on the discount in lieu of stated interest. The discount will be equal to the excess of the stated redemption price at maturity over the issue price of a Short-Term Note, unless the U.S. Holder elects to compute this discount using tax basis instead of issue price. In general, an individual or other cash method U.S. Holder is not required to accrue such original issue discount unless the U.S. Holder elects to do so. If such an election is not made, any gain recognized by the U.S. Holder on the sale, exchange or maturity of the Short-Term Note will be ordinary income to the extent of the original issue discount accrued on a straight-line basis, or upon election under the constant yield method (based on daily compounding), through the date of sale or maturity. In addition, a U.S. Holder that does not elect to include currently accrued discount in income may be required to defer deductions for a portion of the U.S. Holder's interest expense with respect to any indebtedness incurred or continued to purchase or carry such Notes. U.S. Holders who report income for United States federal income tax purposes under the accrual method, and certain other holders, are required to accrue original issue discount on a Short-Term Note on a straight-line basis unless an election is made to accrue the original issue discount under a constant yield method (based on daily compounding).

Market Discount. If a U.S. Holder purchases a Note, other than an Original Issue Discount Note or a Short-Term Note, for an amount that is less than its issue price (or, in the case of a subsequent purchaser, its stated redemption price at maturity) or, in the case of an Original Issue Discount Note, for an amount that is less than its "revised issue price" as of the purchase date, such U.S. Holder will be treated as having purchased such Note at a "market discount," unless such market discount is less than a specified *de minimis* amount. For this purpose, the "**revised issue price**" of a Note generally equals its issue price, increased by the amount of any original issue discount that has accrued on the Note and decreased by the amount of any payments previously made on the Note that were not qualified stated interest payments.

Under the market discount rules, a U.S. Holder will be required to treat any principal payment (or, in the case of an Original Issue Discount Note, any payment that does not constitute qualified stated interest) on, or any gain realized on the sale, exchange, retirement or other disposition of, a Note as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount which has not previously been included in income and is treated as having accrued on such Note at the time of such payment or disposition. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the U.S. Holder elects to accrue market discount under a constant yield method.

A U.S. Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a Note with market discount until the maturity of the Note or certain earlier dispositions, because a current deduction is only allowed to the extent the interest expense exceeds an allocable portion of market discount. A U.S. Holder may elect to include market discount in income currently as it accrues (under either a ratable or a constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the Note and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Generally, such currently included market discount is treated as ordinary interest income for United States federal income tax purposes. Such an election will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

Premium. If a U.S. Holder purchases a Note for an amount that is greater than the sum of all amounts payable on the Note after the purchase date other than payments of qualified stated interest,

such U.S. Holder will be considered to have purchased the Note with "amortizable bond premium" equal in amount to such excess and will not be required to include any original issue discount in income. In the case of instruments that provide for alternative payment schedules, bond premium is calculated by assuming that (i) the holder will exercise or not exercise options in a manner that maximizes the holder's yield and (ii) the issuer will exercise or not exercise options in a manner that minimizes the holder's yield except with respect to call options for which the issuer is assumed to exercise such call options in a manner that maximizes the holder's yield. A U.S. Holder may elect to amortize such premium using a constant yield method over the remaining term of the Note and may offset interest otherwise required to be included in respect of the Note during any taxable year by the amortized amount of such excess for the taxable year. Bond premium on a Note held by a U.S. Holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on disposition of the Note. However, if the Note may be optionally redeemed after the U.S. Holder acquires it at a price in excess of its stated redemption price at maturity, special rules would apply which could result in a deferral of the amortization of some bond premium until later in the term of the Note. Any election to amortize bond premium applies to all taxable debt instruments held by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

Disposition of a Note. Except as discussed above, upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest, which will be taxable as ordinary income) and such U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note generally will equal such U.S. Holder's initial investment in the Note increased by any original issue discount included in income (and accrued market discount, if any, if the U.S. Holder has included such market discount in income) and decreased by the amount of any payments, other than qualified stated interest payments, received and amortizable bond premium taken with respect to such Note. Except with respect to Short-Term Notes and contingent payment debt instruments (as described above), with respect to gain or loss attributable to changes in exchange rates (as described below) or with respect to market discount (as described above), such gain or loss will be capital gain or loss, will be U.S. source and will be long-term capital gain or loss if the Note was held for more than one year. Non-corporate taxpayers are subject to reduced maximum rates of taxation on long-term capital gain and are generally subject to tax at ordinary income rates on short-term capital gain. The deductibility of capital losses is subject to certain limitations. Prospective investors should consult their own tax advisors concerning these tax law provisions.

Notes Denominated or on which Interest is Payable in a Foreign Currency

As used herein, "**Foreign Currency**" means a currency other than U.S. dollars.

Payments of Interest in a Foreign Currency. Cash Method. A U.S. Holder who uses the cash method of accounting for United States federal income tax purposes and who receives a payment of interest on a Note (other than original issue discount or market discount) will be required to include in income the U.S. dollar value of the Foreign Currency payment (determined at the spot rate on the date such payment is received) regardless of whether the payment is in fact converted to U.S. dollars at that time, and such U.S. dollar value will be the U.S. Holder's tax basis in such Foreign Currency. No exchange gain or loss will be recognized with respect to the receipt of such payment.

Accrual Method. A U.S. Holder who uses the accrual method of accounting for United States federal income tax purposes, or who otherwise is required to accrue interest prior to receipt, will be required to include in income the U.S. dollar value of the amount of interest income (including original issue discount or market discount and reduced by amortizable bond premium to the extent applicable) that has accrued and is otherwise required to be taken into account with respect to a Note during an accrual period. The U.S. dollar value of such accrued income will be determined by translating such income at the average rate of exchange for the accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year. A U.S. Holder may elect, however, to translate such accrued interest income using the rate of exchange on the last day of the accrual period or, with respect to an accrual period that

spans two taxable years, using the spot rate on the last day of the taxable year. If the last day of an accrual period is within five business days of the date of receipt of the accrued interest, a U.S. Holder may translate such interest using the spot rate on the date of receipt. The above election will apply to other debt obligations held by the U.S. Holder and may not be changed without the consent of the IRS. A U.S. Holder should consult a tax advisor before making the above election. A U.S. Holder will recognize exchange gain or loss (which will be treated as ordinary income or loss) with respect to accrued interest income on the date such income is received. The amount of ordinary income or loss recognized will equal the difference, if any, between the U.S. dollar value of the Foreign Currency payment received (determined on the date such payment is received) in respect of such accrual period and the U.S. dollar value of interest income that has accrued during such accrual period (as determined above).

Purchase, Sale and Retirement of Notes. A U.S. Holder who purchases a Note with previously owned Foreign Currency will recognize exchange gain or loss (which will be treated as ordinary income or loss) in an amount equal to the difference, if any, between such U.S. Holder's tax basis in the Foreign Currency and the U.S. dollar fair market value of the Foreign Currency used to purchase the Note, determined on the date of purchase.

For purposes of determining the amount of any gain or loss recognized by a U.S. Holder on the sale, exchange, retirement or other disposition of a Note that is denominated in a Foreign Currency, the amount realized will be based on the U.S. dollar value of the Foreign Currency on the date the payment is received or the Note is disposed of (or deemed disposed of as a result of a material change in the terms of the Note). To the extent the amount realized upon the disposition of a Note represents accrued but unpaid interest, however, such amounts must be taken into account as interest income, with exchange gain or loss computed as described in "— Payments of Interest in a Foreign Currency" above. In the case of a Note that is denominated in Foreign Currency and is traded on an established securities market (as defined in applicable Treasury regulations), a cash basis U.S. Holder (or, upon election, an accrual basis U.S. Holder) will determine the U.S. dollar value of the amount realized by translating the Foreign Currency payment at the spot rate of exchange on the settlement date of the sale. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS. A U.S. Holder's adjusted tax basis in a Note will equal the cost of the Note to such holder, increased by the amounts of any market discount or original issue discount previously included in income by the holder with respect to such Note and reduced by any amortized premium and any payments other than qualified stated interest received by the holder. A U.S. Holder's tax basis in a Note, and the amount of any subsequent adjustments to such holder's tax basis, will be the U.S. dollar value of the Foreign Currency amount paid for such Note, or of the Foreign Currency amount of the adjustment, determined on the date of such purchase or adjustment.

Gain or loss realized upon the sale, exchange or retirement of a Note that is attributable to fluctuations in currency exchange rates will be ordinary income or loss which will not be treated as interest income or expense. Such gain or loss generally will be U.S. source gain or loss. Gain or loss attributable to fluctuations in exchange rates will equal the difference between the U.S. dollar value of the Foreign Currency principal amount of the Note, generally determined on the date such payment is received or the Note is disposed of, and the U.S. dollar value of the Foreign Currency principal amount of the Note, determined on the date the U.S. Holder acquired the Note. Such Foreign Currency gain or loss will be recognized only to the extent of the total gain or loss realized by the U.S. Holder on the sale, exchange or retirement of the Note.

Original Issue Discount. In the case of an Original Issue Discount Note or Short-Term Note, (i) original issue discount is computed in the Foreign Currency, (ii) accrued original issue discount is translated into U.S. dollars as described in "— Payments of Interest in a Foreign Currency — Accrual Method" above and (iii) the amount of Foreign Currency gain or loss on the accrued original issue discount is determined by comparing the amount of income received attributable to the discount (either upon payment, maturity or an earlier disposition), as translated into U.S. dollars at the rate of exchange on the date of such receipt, with the amount of original issue discount accrued, as translated above. For these purposes, all receipts on a Note will be viewed first, as the receipt of any qualified stated interest payments called for under the terms of the Note; second, as receipts of

previously accrued original issue discount (to the extent thereof), with payments considered made for the earliest accrual periods first; and third, as the receipt of principal.

Market and Premium Discount. In the case of a Note with market discount, (i) market discount is computed in the Foreign Currency, (ii) accrued market discount taken into account upon the receipt of any partial principal payment or upon the sale, exchange, retirement or other disposition of the Note (other than accrued market discount required to be taken into account currently) is translated into U.S. dollars at the exchange rate on such disposition date (and no part of such accrued market discount is treated as exchange gain or loss) and (iii) accrued market discount currently includible in income by a U.S. Holder for any accrual period is translated into U.S. dollars on the basis of the average exchange rate in effect during such accrual period, and the exchange gain or loss is determined upon the receipt of any partial principal payment or upon the sale, exchange, retirement or other disposition of the Note in the manner described in "— Payments of Interest in a Foreign Currency — Accrual Method" above with respect to computation of exchange gain or loss on accrued interest.

With respect to a Note acquired with amortizable bond premium, if an election is made to amortize the premium, such premium is computed in the relevant Foreign Currency and reduces interest income in units of the Foreign Currency. A U.S. Holder should recognize exchange gain or loss equal to the difference between the U.S. dollar value of the bond premium amortized with respect to a period, determined on the date the interest attributable to such period is received, and the U.S. dollar value of the bond premium determined on the date of the acquisition of the Note. A U.S. Holder that does not elect to amortize bond premium will translate the bond premium, computed in the applicable Foreign Currency, into U.S. dollars at the spot rate on the maturity date and such bond premium will constitute a capital loss which may be offset or eliminated by exchange gain.

Exchange of Foreign Currencies. A U.S. Holder will have a tax basis in any Foreign Currency received as interest or on the sale, exchange or retirement of a Note equal to the U.S. dollar value of such Foreign Currency, determined at the time the interest is received or at the time of the sale, exchange or retirement. As discussed above, if the Notes are traded on an established securities market, a cash basis U.S. Holder (or, upon election, an accrual basis U.S. Holder) will determine the U.S. dollar value of the Foreign Currency by translating the Foreign Currency received at the spot rate of exchange on the settlement date of the sale, exchange or retirement. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS. Accordingly, a U.S. Holder's basis in the Foreign Currency received would be equal to the U.S. dollar value of the Foreign Currency at the spot rate of exchange on the settlement date. Any gain or loss realized by a U.S. Holder on a sale or other disposition of Foreign Currency (including its exchange for U.S. dollars or its use to purchase Notes) will be ordinary income or loss and will generally be U.S. source income or loss.

Tax Return Disclosure Regulations

Pursuant to Treasury regulations (the "**Disclosure Regulations**"), any taxpayer that has participated in a "reportable transaction" and that is required to file a United States federal income tax return must generally attach a disclosure statement disclosing such taxpayer's participation in the reportable transaction to the taxpayer's tax return for each taxable year for which the taxpayer participates in the reportable transaction. A penalty in the amount of $10,000 in the case of a natural person and $50,000 in any other case is imposed on any taxpayer that fails to file a reportable transaction disclosure statement. The Disclosure Regulations provide that, in addition to certain other transactions, a "loss transaction" constitutes a "reportable transaction." A "loss transaction" is any transaction resulting in the taxpayer claiming a loss under section 165 of the Code in an amount equal to or in excess of certain threshold amounts. The Disclosure Regulations specifically provide that a loss resulting from a "section 988 transaction" (as defined in section 988(c)(l) of the Code relating to foreign currency transactions) will constitute a section 165 loss. In the case of individuals or trusts, whether or not the loss flows through from an S corporation or partnership, if the loss arises with respect to a section 988 transaction, the applicable threshold amount is $50,000 in any single taxable year. Higher threshold amounts apply depending upon the taxpayer's status as a

corporation, partnership, or S corporation, as well as certain other factors. It is important to note, however, that the Disclosure Regulations provide that the fact that a transaction is a reportable transaction shall not affect the legal determination of whether the taxpayer's treatment of the transaction is proper. Holders should consult their own tax advisors concerning the potential application of the Disclosure Regulations to the Notes.

Non-U.S. Holders

Subject to the discussion of "back up" withholding tax below, interest on the Notes is currently exempt from United States federal income taxes, including withholding taxes, if paid to a "non-U.S. Holder."

Subject to the discussion of back up withholding tax below, a non-U.S. Holder will not be subject to United States federal income tax on any gain realized on the sale or exchange of a Note, provided that such gain is not effectively connected with the conduct by the holder of a United States trade or business and, in the case of a non-U.S. Holder who is an individual, such holder is not present in the United States for a total of 183 days or more during the taxable year in which such gain is realized and certain other conditions are met.

Backup Withholding and Information Reporting

A "back up" withholding tax and certain information reporting requirements may apply to payments of principal and interest on the Notes made to certain non-corporate holders if such payments are made or are considered made in the United States (including payments on Notes made by wire transfer from outside the United States to an account maintained by the holder with the paying agent in the United States). If such payments are considered to have been made in the United States, non-U.S. Holders are generally exempt from these withholding and reporting requirements (assuming that the gain or income is otherwise exempt from United States federal income tax) but may be required to comply with certification and identification procedures in order to prove their exemption from the requirements. Similar rules requiring reporting through a United States branch of a broker and information reporting (but not back up withholding) will apply to a non-U.S. Holder who sells a Note through (a) a non-United States branch of a United States broker, or (b) a non-United States office of a broker that is (i) a controlled foreign corporation for United States tax purposes, (ii) a person 50% or more of whose income is effectively connected with a United States trade or business for a specified period, or (iii) a foreign partnership in which one or more of its partners are "U.S. Persons," as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or a foreign partnership engaged in a United States trade or business, in either case unless the holder proves an exemption from the requirement.

UNITED KINGDOM TAXATION

*The following, which applies only to persons who are the beneficial owners of the Notes, is a summary of Northern Rock's understanding of United Kingdom tax law and H.M. Revenue & Customs ("**HMRC**") published practice as at the date of this Offering Circular relating to United Kingdom withholding tax treatment of payments of principal and interest in respect of the Notes. It does not deal with any other United Kingdom tax implications of acquiring, holding or disposing of Notes. Prospective investors are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences in any relevant jurisdiction other than the United Kingdom, of the acquisition, ownership and disposition of the Notes and seek independent professional advice should there be any doubt as to their tax position.*

1. Interest on the Notes

1.1 Withholding tax on payments of interest on the Notes

(a) Provided Northern Rock continues to be a "bank" for the purposes of section 874 of the Income Tax Act 2007 (the "**Income Tax Act**") and provided that the interest on the Notes is paid in the ordinary course of its business within the meaning of section 878 of the Income Tax Act, it is entitled to make payments of interest without withholding or deduction for or on account of United Kingdom income tax. In accordance with the published practice of HMRC, such payments will be accepted as being made by Northern Rock in the ordinary course of its business unless either:

(i) the borrowing in question conforms to any of the definitions of tier 1, 2 or 3 capital adopted by the FSA whether or not it actually counts towards tier 1, 2 or 3 capital for regulatory purposes; or

(ii) the characteristics of the transaction giving rise to the interest are primarily attributable to an intention to avoid United Kingdom tax.

(b) Where interest is payable on Notes which have a maturity of less than one year (and which are not issued under arrangements the effect of which is to render such Notes part of a borrowing with a total term of a year or more), the interest will not be "yearly interest" for the purposes of the Income Tax Act and accordingly payments of interest on such Notes may be made without withholding or deduction for or on account of United Kingdom income tax.

(c) There is no requirement to withhold or deduct amounts for or on account of United Kingdom income tax from payments of interest made in respect of "quoted Eurobonds". Notes which carry a right to interest will constitute "quoted Eurobonds" provided they are and continue to be listed on a "recognized stock exchange", as defined in section 1005 of the Income Tax Act. Listing on the Euro MTF is regarded by HMRC as constituting "listing on a recognized stock exchange" for the purposes of Section 987 of the Income Tax Act. Provided, therefore, that any Notes remain so listed, interest on such Notes will be payable without withholding or deduction on account of United Kingdom tax whether or not Northern Rock carries on a banking business in the United Kingdom and whether or not the interest is paid in the ordinary course of its business.

(d) In other cases, an amount will generally be required to be withheld from payments of interest on the Notes on account of United Kingdom income tax at the savings rate (currently 20 per cent.), subject to any direction to the contrary by the HMRC under an applicable double taxation treaty or to the interest being paid to the persons (including companies within the charge to United Kingdom corporation tax) and in the circumstances specified in sections 933 to 937 of the Income Tax Act.

1.2 Provision of information

Noteholders who are individuals may wish to note that in certain circumstances HMRC has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the United Kingdom who either pays interest to, or receives interest for the benefit of, an individual, or who either pays amounts payable on the redemption of Notes which are deeply discounted securities as defined in the Income Tax (Trading and Other Income) Act 2005 to, or receives such amounts for the benefit of, an individual although HMRC published practice

indicates that HMRC will not exercise the power referred to above to require this information in respect of such amounts payable on redemption of Notes where such amounts are paid on or before 5 April 2008. Information so obtained may, in certain circumstances, be exchanged by HMRC with the tax authorities of the jurisdiction in which the individual is resident for tax purposes.

The references to "interest" above mean "interest" as understood in United Kingdom tax law. The statements above do not take any account of any different definitions of "interest" or "principal" which may be created by the terms and conditions of the Notes or any related documentation.

2. European Union directive on the taxation of savings income

Under the European Union directive on the taxation of savings income, each member state is required to provide to the tax authorities of another member state details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other member state. However, for a transitional period, Belgium, Luxembourg and Austria will instead be required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with other countries). A number of non-European Union countries and territories, including Switzerland, have agreed to adopt similar measures (a withholding system in the case of Switzerland).

SPECIAL PROVISIONS RELATING TO FOREIGN CURRENCY NOTES

Exchange Rates and Exchange Controls

An investment in Notes that are denominated in, or the payment of which is determined with reference to, a Specified Currency other than U.S. dollars entails significant risks that are not associated with a similar investment in a security denominated in U.S. dollars. Similarly, an investment in an Indexed Note entails significant risks that are not associated with an investment in non-Indexed Notes. Such risks include, without limitation, the possibility of significant changes in rates of exchange between U.S. dollars and the Specified Currency (or, in the case of each Indexed Note, the rate of exchange between the denominated currency and the indexed currency for such Indexed Note), including changes resulting from official redenomination with respect to such Specified Currency (or, in the case of each Indexed Note, with respect to the denominated currency or the indexed currency therefor) and the possibility of the imposition or modification of foreign exchange controls with respect to the Specified Currency. Such risks generally depend on factors over which Northern Rock has no control, such as economic and political events and the supply of and demand for the relevant currencies. In recent years, rates of exchange between Specified Currencies have been highly volatile, and such volatility may be expected in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in the rate that may occur during the term of any Note. Depreciation of a currency or composite currency in which a Note is denominated against the U.S. dollar would result in a decrease in the effective yield of such Note below its coupon rate, and in certain circumstances could result in loss to the investor on a U.S. dollar basis. Similarly, depreciation of the denominated currency with respect to an Indexed Note against the applicable indexed currency would result in the principal amount payable with respect to such Indexed Note at the Stated Maturity being less than the face amount of such Indexed Note which, in turn would decrease the effective yield of such Indexed Note below its applicable interest rate and could also result in a loss to the investor.

The Notes will provide that, in the event of an official redenomination of a foreign currency (including, without limitation, an official redenomination of a foreign currency that is a composite currency) the obligations of Northern Rock with respect to payments on Notes denominated in such currency shall, in all cases, be deemed immediately following such redenomination to provide for the payment of that amount of redenomination currency representing the amount of such obligations immediately before such redenomination. Except as expressly provided herein or in the applicable Final Terms or Pricing Supplement, as the case may be, the Notes do not provide for any adjustment to any amount payable under the Notes as a result of (a) any change in the value of a foreign currency relative to any other currency due to fluctuations in exchange rates or (b) any redenomination of any component currency of any composite currency (unless such composite currency is itself officially redenominated).

Governments have from time to time imposed, and may in the future impose, exchange controls that could affect exchange rates as well as the availability of a foreign currency for making payments with respect to a Note denominated in such currency. There can be no assurances that exchange controls will not restrict or prohibit payments of principal or interest in any currency or composite currency. Even if there are not actual exchange controls, it is possible that, with respect to any particular Note, the currency for such Note will not be available to Northern Rock to make payments of interest and principal then due because of circumstances beyond the control of Northern Rock. In that event, Northern Rock will make such payment in the manner set forth below under "— Payment Currency".

The Final Terms or Pricing Supplement, as the case may be, relating to Notes denominated in a Specified Currency other than U.S. dollars or relating to Indexed Notes will contain information concerning historical exchange rates for such Specified Currency or denominate currency against the U.S. dollar or other relevant currency (including, in the case of Indexed Notes, the applicable indexed currency) and any exchange controls affecting such currency or currencies. Information concerning exchange rates is furnished as a matter of information only and should not be regarded as indicative of the range of or trend in fluctuations in currency exchange rates that may occur in the future.

Payment Currency

Except as otherwise provided herein or in the applicable Final Terms or Pricing Supplement, as the case may be, if payment on a Note is required to be made in a Specified Currency other than U.S. dollars or in any currency unit and such currency or currency unit is unavailable due to the imposition of exchange controls or other circumstances beyond the control of Northern Rock or if such currency is no longer used by the government of the country issuing such currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of such Note shall be made in U.S. dollars until such currency or currency unit is again available or so used. The amount so payable on any date in such currency or currency unit will be converted into U.S. dollars on the basis of the Market Exchange Rate for such currency, or for each Component Currency, as of the Conversion Date. See "Description of the Notes — Payment of Principal, Premium, if any, and Interest, if any" above. Any payment made under such circumstances in U.S. dollars will not constitute an Event of Default under the Notes.

If the official unit of any Component Currency is altered by way of combination or subdivision, the number of units of that currency as a Component Currency shall be divided or multiplied in the same proportion. If two or more Component Currencies are consolidated into a single currency, the amounts of those currencies as Component Currencies shall be replaced by an amount in such single currency equal to the sum of the amounts of the consolidated Component Currencies expressed in such single currency. If any Component Currency is divided into two or more currencies, the amount of the original Component Currency shall be replaced by the amounts of such two or more currencies having an aggregate value on the date of division equal to the amount of the former Component Currency immediately before such division.

Foreign Currency Judgments

The Notes and the Indentures will be governed by and construed in accordance with the laws of the State of New York applicable to instruments made to be performed wholly within such jurisdiction, except that the subordination provisions in the Subordinated Notes and in the Subordinated Indenture will be governed by and construed in accordance with the laws of England and Wales. Courts in the United States customarily have not rendered judgments for money damages denominated in any currency other than U.S. dollars. If a Note is denominated in a Specified Currency other than U.S. dollars, any judgment under New York law will be rendered in the foreign currency of the underlying obligations and converted into U.S. dollars at a rate of exchange prevailing on the date of entry of the judgment or decree.

Information Limited to U.S. Holders

The information set forth in this Offering Circular (except for certain tax information) is directed to prospective purchasers of Notes who are U.S. Holders (as defined below), and Northern Rock disclaims any responsibility to advise prospective purchasers who are residents of countries other than the United States with respect to any matters that may affect the purchase or holding of, or receipt of payments of principal, premium or interest in respect of, Notes. Such persons should consult their own counsel with regard to such matters.

DESCRIPTION OF THE GLOBAL RECEIPTS REPRESENTING GLOBAL BEARER NOTES

The following is a summary of certain terms and provisions of the Deposit and Custody Agreement pursuant to which global receipts (the "**Global Receipts**") representing the global bearer Notes (the "**Bearer Notes**") in respect of a Series of Subordinated Notes will be issued. The Deposit and Custody Agreement in respect of a Series of Subordinated Notes is among the Subordinated Note Depositary, the Subordinated Note Custodian and Northern Rock, for the benefit of the holder of the Global Receipts (which will be the nominee of DTC or a successor thereof) and the beneficial owners from time to time of interests in Global Receipts. The summary set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Deposit and Custody Agreement, a copy of which may be obtained by making a request to Northern Rock's principal executive office at Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL, United Kingdom.

Global Receipts

Upon deposit of the Bearer Notes of a Series of Subordinated Notes with the Subordinated Note Custodian, on behalf of the Subordinated Note Depositary, subject to the terms of the Deposit and Custody Agreement, the Subordinated Note Depositary will issue one or more Global Receipts representing the aggregate principal amount of such Bearer Notes. The Global Receipts in respect of such Bearer Notes shall be delivered to the Subordinated Note Depositary who will hold Global Receipts as custodian for DTC and registered in the name of DTC's nominee. So long as DTC or its nominee is the holder of the Global Receipt, any owner of a beneficial interest in the Subordinated Notes of a Series represented by Global Receipts must rely upon the procedures of DTC and institutions having accounts with DTC to exercise or be entitled to any rights of a holder of such Global Receipts. See "Description of the Notes — Book-Entry System" above.

Book-Entry

Ownership of beneficial interests in a Global Receipt representing the Bearer Notes in respect of a Series of Subordinated Notes will be limited to Participants or persons who hold interests through Participants. In addition, ownership of beneficial interests will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee and Participants until such time, if any, as Certificated Notes are issued as set forth under "Description of the Notes — Book-Entry System" above. The laws of some states require that certain purchasers of Notes take physical delivery of such Notes in certificated form. Such laws may impair the ability to transfer beneficial interests in a Global Receipt.

Northern Rock has been advised by DTC that upon the issuance of a Global Receipt by the Subordinated Note Depositary, and the deposit of such Global Receipt with DTC, DTC will immediately credit, on its book-entry registration and transfer system, the respective principal amounts of such beneficial interests in such Global Receipt to the accounts of Participants. The accounts to be credited shall be designated by the soliciting Dealer or, to the extent that the Subordinated Notes represented by such Global Receipt are offered and sold directly, by Northern Rock.

Payment of principal of and any premium and interest in respect of beneficial interests in any Global Receipt registered in the name of or held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered holder of the Global Receipt. None of Northern Rock, the Subordinated Trustee, the Subordinated Note Depositary, the Subordinated Note Custodian or any agent of any of them will have any responsibility or liability for any aspect of DTC's records or any Participant's records relating to, or payments made on account of, beneficial ownership interests in a Global Receipt or for maintaining, supervising or reviewing any of DTC's records or any Participant's records relating to such beneficial ownership interests. Payments by Participants to owners of beneficial interests in a Global Receipt held through such Participants will be governed by standing instructions and customary practices, as is now the case with Notes held for the accounts of customers registered in "street name", and will be the sole responsibility of such Participants.

No Global Receipt may be transferred except by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or any successor thereof.

Owners of beneficial interests in a Global Receipt will not be entitled to receive physical delivery of Global Receipts in certificated form and will not be considered the holders thereof for any purpose under the Deposit and Custody Agreement, the Global Receipts, the Subordinated Indenture or the Subordinated Notes, and no Global Receipt shall be exchangeable, except for another Global Receipt of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in such Global Receipt must rely on the procedures of DTC and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder under the Deposit and Custody Agreement, the Global Receipts, the Subordinated Indenture or the Subordinated Notes. Northern Rock understands that under existing industry practices, in the event it requests any action of a holder or an owner of a beneficial interest in such Global Receipt desires to give or take action that a holder is entitled to give or take under the Deposit and Custody Agreement or the Global Receipts, DTC would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize beneficial owners owning through such Participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

The Subordinated Indenture and the Subordinated Notes require that payments in respect of the Subordinated Notes be made in immediately available funds. Interests in the Global Receipt are expected to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in the Global Receipts will be required to be settled in immediately available funds. No assurance can be given as to the effect, if any, of such settlement arrangements on trading activity in the Global Receipts or interests in the Global Receipts.

Issuance of Certificated Notes

The Deposit and Custody Agreement provides that, upon the written request of the holder of the Global Receipt, the Subordinated Note Depositary will request that the Subordinated Note Custodian surrender the Bearer Notes representing such Global Receipt for exchange and the Subordinated Note Depositary will request that the principal paying agent issue certificated registered Subordinated Notes in the names and in the amounts as specified by the holder of the Global Receipt. Such request may be made in the circumstances and subject to the conditions described under "Description of the Notes — Book-Entry System" above.

The exchange of interests in the Global Receipt for certificated Subordinated Notes of a particular Series shall be made free of any fees of the Subordinated Note Depositary to the holder, *provided, however*, that such person receiving Subordinated Notes in certificated form will be obligated to pay or otherwise bear the cost of any tax or other governmental charge as required by the Subordinated Indenture and any cost of insurance, postage, transportation and the like.

Payments on the Notes

The Subordinated Note Depositary will distribute all principal, premium and interest payments that are received by it from the Subordinated Note Custodian in respect of the Bearer Notes of a Series of Subordinated Notes to the Holder of the Global Receipt in respect of such Bearer Notes on the relevant date of payment. All principal, premium and interest payments made on such Bearer Notes shall be distributed to the holder of the Global Receipt without deduction or withholding for any taxes or other governmental charges, or if the Subordinated Note Depositary or the Subordinated Note Custodian is required to make any such deduction or withholding under the provisions of any applicable law or regulation, Northern Rock agrees that it shall pay or cause to be paid such additional amounts as may be necessary in order that the net amounts distributed to the holder of the Global Receipt, after such deduction or withholding, shall equal the amounts which were paid on such Bearer Notes.

None of the Subordinated Trustee, the Subordinated Note Custodian or the Subordinated Note Depositary assume any responsibility for any failure by Northern Rock to make payments on or in respect of the Subordinated Notes or for any delay in receipt of payment due to a delay in sending

payment by Northern Rock. The Global Receipts do not represent any separate or independent payment obligation of the Subordinated Note Depositary or in any other capacity, except to the extent of principal, premium and interest payments, if any, received by it from the Subordinated Note Custodian.

Redemption

In the event that Northern Rock exercises any right of redemption in respect of the Subordinated Notes of a Series, the Subordinated Note Depositary will redeem, from the amount received by it in respect of the redemption of such Subordinated Notes, a portion of the relevant Global Receipts which represents the portion of such Subordinated Notes of a Series so redeemed. The redemption price in connection with the redemption of a portion of such Global Receipts will be equal to the amount received by the Subordinated Note Depositary in respect of the aggregate principal amount (or such other relevant amount as may be described in any applicable Final Terms or Pricing Supplement, as the case may be) of such Subordinated Note so redeemed, net of any amounts required to be withheld or deducted in respect of taxes. Upon receipt of notice of redemption by the Subordinated Note Depositary, such Depositary will forward such notice to the holder of the Global Receipt in accordance with the terms of the Deposit and Custody Agreement and, in accordance with any written instructions received from such holder, to all beneficial owners affected thereby.

Repayment

If a Subordinated Note becomes repayable at the option of the Holder on a date or dates specified prior to its maturity date, if any, and the Subordinated Note Depositary is so notified by the principal paying agent, the Subordinated Note Depositary shall promptly notify the holder of the Global Receipt that such Subordinated Note has become repayable. In order for the repayment option in any Subordinated Note to be exercised by the Subordinated Note Depositary, the owners of beneficial interests in the Global Receipt representing an interest in such Subordinated Note must instruct the broker or other Direct or Indirect Participant through which it holds an interest in the Global Receipt relating to such Subordinated Note to notify the Subordinated Note Depositary of its desire for the Subordinated Note Depositary to exercise the Subordinated Note Depositary's right to repayment. Different firms have different cut-off times for acceptance instructions from their customers and, accordingly, each beneficial owner should consult the broker or other Direct or Indirect Participant through which it holds its beneficial interest in a Global Receipt representing an interest in a Subordinated Note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to the Subordinated Note Depositary.

Record Date

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, or unless Northern Rock otherwise instructs the Subordinated Note Depositary in writing, the Regular Record Date with respect to a Global Receipt shall, if practicable, be the date 15 calendar days prior to the applicable Interest Payment Date in respect of the Subordinated Note represented thereby. Whenever any payment is made in respect of a Subordinated Note that is represented by a Global Receipt for which a Regular Record Date has not been fixed, or the Subordinated Note Custodian shall receive notice of any action to be taken by the Holder of such Subordinated Note or whenever the Subordinated Note Depositary otherwise deems it appropriate in respect of any other matter, the Subordinated Note Depositary will, if practicable, fix a record date for the determination of the holder of the Global Receipt who shall be entitled to receive such payment or to take any such action or to act in respect of any such matter.

Action by the Holder of the Subordinated Notes

As soon as practicable after receipt by the Subordinated Note Custodian of notice of any solicitation of consents or request for a waiver or other action by it as the holder of the Subordinated Notes of a Series, the Subordinated Note Custodian shall inform the Subordinated Note Depositary who shall mail to the holder of the Global Receipt in respect of such Subordinated Notes a notice containing (a) such information as is contained in such notice, (b) a statement that

such holder of the Global Receipt at the close of business on a specified record date will be entitled, subject to the provisions of the Deposit and Custody Agreement and of or governing such Subordinated Notes, to instruct the Subordinated Note Depositary as to the consent, waiver or other action, if any, pertaining to the Subordinated Notes of such series, and (c) a statement as to the manner in which such instructions may be given. Upon the written request of the holder of the Global Receipt, received on or before the date established by the Subordinated Note Depositary for such purpose, the Subordinated Note Depositary shall endeavor insofar as practicable and permitted under the provisions of or governing the Subordinated Notes of such Series cause the Subordinated Note Custodian to endeavor insofar as practicable and permitted under the provisions of or governing the Subordinated Notes of such Series to take such action regarding the requested consent, waiver or other action in relation to such Subordinated Notes in accordance with any instructions set forth in such request. Neither the Subordinated Note Depositary nor the Subordinated Note Custodian will itself exercise any discretion in the granting of consents, waivers or taking other such action in respect of the Subordinated Notes of a Series.

Reports

The Subordinated Note Depositary will make available at its principal office for inspection by the holder of the Global Receipt any notices, reports and other communications received from Northern Rock that are received by the Subordinated Note Custodian as Holder of the Subordinated Notes and are made generally available to holders of the Subordinated Notes by Northern Rock. The Subordinated Note Depositary shall send promptly to the holder of the Global Receipt a copy of such notices furnished by Northern Rock.

Action by Subordinated Note Depositary and Subordinated Note Custodian

The Subordinated Note Depositary and Subordinated Note Custodian have agreed that upon the occurrence of an Event of Default under the Subordinated Notes of a particular Series, or in connection with any other right of the Holder of Subordinated Notes under the Subordinated Indenture, if requested in writing by the holder of the Global Receipt in respect thereof, to request the Subordinated Trustee take any such action as shall be requested in such notice in respect of such Subordinated Notes; *provided* that the Subordinated Note Depositary and the Subordinated Note Custodian have been offered security or indemnity satisfactory to them against the costs, expenses and liabilities which might be incurred by them in compliance with such request, *provided, further,* that such obligation of the Subordinated Note Depositary and the Subordinated Note Custodian shall cease following the automatic issuance of certificated registered Subordinated Notes upon the occurrence of an Event of Default.

Charges of Subordinated Note Depositary and Subordinated Note Custodian

Northern Rock has agreed to pay all charges of the Subordinated Note Depositary and the Subordinated Note Custodian under the Deposit and Custody Agreement. Northern Rock also has agreed to indemnify the Subordinated Note Depositary and the Subordinated Note Custodian against certain liabilities incurred by them under the Deposit and Custody Agreement.

Modification

The Deposit and Custody Agreement and the Global Receipts in relation to a Series of Subordinated Notes may be amended by agreement among the Subordinated Note Depositary, the Subordinated Note Custodian and Northern Rock. The consent of the holder of the Global Receipt shall not be required in connection with any amendment to the Deposit and Custody Agreement (i) to cure any formal defect, omission, inconsistency or ambiguity in such Deposit and Custody Agreement, (ii) to add to the covenants and agreements of the Subordinated Note Depositary, the Subordinated Note Custodian or Northern Rock, (iii) to effectuate the assignment of the Subordinated Note Depositary's or the Subordinated Note Custodian's rights and duties to a qualified successor as provided in the Deposit and Custody Agreement, (iv) to comply with the Securities Act or the 1940 Act or any other applicable securities law, (v) to modify the Deposit and Custody Agreement in connection with an amendment of the Subordinated Indenture that does not require the consent of the Holders of the Subordinated Notes, or (vi) to modify, alter, amend, or supplement the

Deposit and Custody Agreement in any other respect not inconsistent with the Deposit and Custody Agreement which, in the opinion of counsel acceptable to Northern Rock is not adverse to the holder of the Global Receipt. Except as set forth above, no amendment which adversely affects the holder of the Global Receipt may be made to the Deposit and Custody Agreement without the consent of the holder of the Global Receipt.

Termination

The Subordinated Note Depositary in respect of a Series of Subordinated Notes will at any time at the written direction of Northern Rock terminate the Deposit and Custody Agreement in respect of such Subordinated Notes by mailing a notice of such termination to the holder of the Global Receipt and requesting, on behalf of the Subordinated Note Custodian in accordance with the Subordinated Indenture, that the principal paying agent issue certificated Subordinated Notes in respect of such Series of Subordinated Notes in registered form to the persons and in the amounts as specified by the holder of the Global Receipt. Upon the issuance of such Subordinated Notes in certificated form, the Deposit and Custody Agreement in relation to such Series of Subordinated Notes shall terminate. The Deposit and Custody Agreement in relation to a Series of Subordinated Notes may also be terminated upon the resignation of the Subordinated Note Depositary or the Subordinated Note Custodian if no successor has been appointed within 90 days as set forth under "— Resignation or Removal of Subordinated Note Depositary or Subordinated Note Custodian" below.

Resignation or Removal of Subordinated Note Depositary or Subordinated Note Custodian

The Subordinated Note Depositary may at any time resign as Subordinated Note Depositary for a Series of Subordinated Notes by written notice delivered to the Subordinated Trustee and Northern Rock, such resignation to take effect upon the appointment by Northern Rock of a successor depositary (approved by the Subordinated Trustee and the Holder of the Subordinated Notes, such approval not to be unreasonably withheld) and its acceptance of such appointment. If at the end of 90 days after delivery of such notice, no successor depositary has been appointed or accepted such appointment, the Subordinated Note Depositary may terminate the Deposit and Custody Agreement in relation to such Series of Subordinated Notes, provided that such termination will not be effective with respect to the Subordinated Note Custodian unless and until certificated Subordinated Notes in registered form in respect of such Series shall have been issued in accordance with the Deposit and Custody Agreement.

The Subordinated Note Custodian may at any time resign as Subordinated Note Custodian for a Series of Subordinated Notes by written notice delivered to the Subordinated Note Depositary, the Subordinated Trustee and Northern Rock, such resignation to take effect upon the appointment by Northern Rock of a successor custodian (approved by the Subordinated Note Depositary, such approval not to be unreasonably withheld) and its acceptance of such appointment and the transfer of the Subordinated Notes of such Series in accordance with the Deposit and Custody Agreement. If at the end of 90 days after delivery of such notice, no successor custodian has been appointed or accepted such appointment, the Subordinated Note Custodian may request that certificated Subordinated Notes of such Series in registered form be issued and, upon the issuance of such Subordinated Notes, may terminate the Deposit and Custody Agreement.

In the event that Northern Rock determines that it would become obligated to pay any amount in respect of any deduction or withholding for any taxes or other governmental charges as set forth under "— Payments on the Notes" above, or Northern Rock in its absolute discretion wishes to replace the Subordinated Note Depositary or the Subordinated Note Custodian, Northern Rock may remove the Subordinated Note Depositary or the Subordinated Note Custodian by written notice of such removal effective upon the appointment of a successor depositary or successor custodian, as the case may be, and its acceptance of such appointment.

Obligations of Subordinated Note Depositary and Subordinated Note Custodian

The Subordinated Note Depositary and the Subordinated Note Custodian assume no obligation or liability under the Deposit and Custody Agreement other than to act in good faith without gross

negligence or willful misconduct in the performance of their respective duties under the Deposit and Custody Agreement.

Governing Law and Consent to Service

The Deposit and Custody Agreement and the Global Receipts will be governed by and construed in accordance with the laws of the State of New York. Northern Rock has designated and appointed CT Corporation System at 111 Eighth Avenue, in the Borough of Manhattan, New York City, New York, 10011 as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the Global Receipts or the Deposit and Custody Agreement which may be instituted in any State or Federal court located in New York City, New York, and has submitted (for the purposes of any such suit or proceeding) to the jurisdiction of any such court in which any suit or proceeding is so instituted.

NOTICE TO INVESTORS

Offers and Sales by the Dealers

The Notes have not been, and will not be, registered under the Securities Act or any other applicable securities laws and may not be offered or sold in the United States except pursuant to an effective registration statement or in accordance with an applicable exemption from the registration requirements of the Securities Act and such other securities laws. Accordingly, the Notes are being offered and sold only (1)(i) to qualified institutional buyers ("**QIBs**"), as defined in Rule 144A under the Securities Act ("**Rule 144A**"), (ii) to institutional investors that qualify as accredited investors ("**Institutional Accredited Investors**"), as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act, purchasing for their own account or as fiduciary or agent for others (which others also must be Institutional Accredited Investors unless the purchaser is a bank acting in its fiduciary capacity) for investment purposes and not for distribution in violation of the Securities Act, (iii) in offers and sales that occur outside the United States to persons other than U.S. persons in offshore transactions meeting the requirements of Rule 903 of Regulation S under the Securities Act or (iv) in other transactions exempt from the registration under the Securities Act and (2) in compliance with any other applicable securities laws.

Purchasers' Representations and Restrictions on Resale

Each purchaser of Notes (other than a Dealer in connection with the initial issuance and sale of Notes by Northern Rock) and each owner of any beneficial interest therein, will be deemed, by its acceptance or purchase thereof, to have represented and agreed as follows:

1. It is purchasing the Notes for its own account or an account with respect to which it exercises sole investment discretion and it and any such account is either (A) a QIB, and is aware that the sale to it is being made in reliance on Rule 144A or (B) an Institutional Accredited Investor acquiring the Notes for investment purposes and not for distribution in violation of the Securities Act or (C) a foreign purchaser that is outside the United States (or a foreign purchaser that is a dealer or other fiduciary as referred to above).

2. It acknowledges that the Notes have not been registered under the Securities Act or with any securities regulatory authority of any jurisdiction and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except as set forth below.

3. It understands and agrees that Notes initially offered in the United States to QIBs will be represented by U.S. Global Notes, that Notes initially offered to Institutional Accredited Investors will be represented by physical registered certificates and that Notes offered outside the United States in reliance on Regulation S will be represented by International Global Notes.

4. It shall not resell or otherwise transfer any of such Notes except (A) to Northern Rock or a Dealer or by, through, or in a transaction approved by a Dealer, (B) within the United States to a QIB in a transaction complying with Rule 144A, (C) within the United States to an Institutional Accredited Investor acquiring the Notes for investment purposes and not for distribution in violation of the Securities Act, (D) outside the United States, in compliance with Rule 903 or 904 under the Securities Act, (E) pursuant to the exemption from registration provided by Rule 144 under the Securities Act (if available), or (F) pursuant to an effective registration statement under the Securities Act.

5. It agrees that it will give to each person to whom it transfers the Notes notice of any restrictions on transfer of such Notes.

6. It acknowledges that prior to any proposed transfer of Notes (other than pursuant to an effective registration statement) the holder of such Notes may be required to provide certifications relating to the manner of such transfer as provided in the applicable Indenture.

7. It acknowledges that the applicable Trustee for the Notes will not be required to accept for registration transfer of any Notes acquired by it, except upon presentation of evidence satisfactory to Northern Rock and such Trustee that the restrictions set forth herein have been complied with.

8. It acknowledges that Northern Rock, the Dealers and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements and agrees that if any of the acknowledgments, representations or agreements deemed to have been made by its purchase of the Notes are no longer accurate, it shall promptly notify Northern Rock and the Dealers. If it is acquiring the Notes as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each such account and it has full power to make the foregoing acknowledgments, representations, and agreements on behalf of each account.

Set forth below is a form of legend which will appear on the face of Notes, other than International Global Notes, and which will be used to notify transferees of the foregoing restrictions on transfer. Additional copies of such notice may be obtained from the Trustee.

"THIS NOTE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "**U.S. SECURITIES ACT**") OR ANY OTHER SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THIS NOTE, AGREES FOR THE BENEFIT OF NORTHERN ROCK PLC (THE "**ISSUER**") THAT THIS NOTE MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (1) TO THE ISSUER OR CITIGROUP GLOBAL MARKETS INC., LEHMAN BROTHERS INC., MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED AND MORGAN STANLEY & CO. INCORPORATED (EACH, A "**DEALER**" AND COLLECTIVELY, THE "**DEALERS**") OR BY, THROUGH OR IN A TRANSACTION APPROVED BY A DEALER, (2) SO LONG AS THIS SECURITY IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE U.S. SECURITIES ACT ("**RULE 144A**"), TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A) IN ACCORDANCE WITH RULE 144A, (3) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (4) TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501(a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

For further discussion of the requirements (including the presentation of transfer certificates) under the Indenture to effect exchanges or transfers of interest in Global Notes and Certificated Notes, see "Description of the Notes — Form, Transfer, Exchange and Denomination".

Selling Restrictions

Unless otherwise stated in the applicable Final Terms or Pricing Supplement, as the case may be, no action has been taken by Northern Rock that would permit a public offering of the Notes or possession or distribution of the Offering Circular or any other offering material in any jurisdiction where action for that purpose is required. Accordingly, each Dealer has agreed and each further dealer appointed under the Program will be required to agree that it will (to the best of its knowledge and belief) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Offering Circular or any other offering material and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and Northern Rock shall have no responsibility therefor.

With regard to each Series, the relevant Dealer will be required to comply with such other additional restrictions as Northern Rock and the relevant Dealer shall agree and as shall be set out in the applicable Final Terms or Pricing Supplement, as the case may be.

United Kingdom

Each Dealer has represented and agreed, and each further Dealer appointed under the Program will be required to represent and agree, that:

(i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA would not, if Northern Rock was not an authorized person, apply to Northern Rock; and

(ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

PLAN OF DISTRIBUTION

The Notes are being offered on a continuous basis for sale by Northern Rock to or through Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated, together with such other Dealers as may be appointed by Northern Rock with respect to a particular tranche of Notes (the "**Dealers**"). One or more Dealers may purchase Notes, as principal, from Northern Rock from time to time for resale to investors and other purchasers at varying prices relating to prevailing market prices at the time of resale as determined by any Dealer, or, if so specified in the applicable Final Terms or Pricing Supplement, as the case may be, for resale at a fixed offering price. If Northern Rock and a Dealer agree, a Dealer may also utilize its reasonable efforts on an agency basis to solicit offers to purchase the Notes. Unless otherwise described in an applicable Final Terms or Pricing Supplement, as the case may be, Northern Rock will pay a commission to a Dealer, ranging from .125% to .750% of the principal amount of each Note depending upon its Stated Maturity, for Notes sold through such Dealer as agent unless otherwise agreed at that time. Commissions with respect to Notes with Stated Maturities in excess of 30 years that are sold through a Dealer as an agent of Northern Rock will be negotiated between Northern Rock and such Dealer at the time of such sale.

Unless otherwise specified in an applicable Final Terms or Pricing Supplement, as the case may be, any Note sold to one or more Dealers as principal will be purchased by such Dealers at a price equal to 100% of the principal amount thereof less a percentage of the principal amount equal to the commission applicable to an agency sale of a Note of identical maturity. A Dealer may sell Notes it has purchased from Northern Rock as principal to certain dealers less a concession equal to all or any portion of the discount received in connection with such purchase. Such Dealer may allow, and such dealers may reallow, a discount to certain other dealers. After the initial offering of Notes, the offering price (in the case of Notes to be resold at a fixed offering price), the concession and the reallowance may be changed.

Northern Rock may withdraw, cancel or modify the offering contemplated hereby without notice and may reject offers to purchase Notes in whole or in part. Each Dealer shall have the right, in its discretion reasonably exercised, to reject in whole or in part any offer to purchase Notes received by it on an agency basis.

In connection with the issue and distribution of any tranche of Notes, the Dealer (if any) disclosed as stabilizing manager in the applicable Final Terms or Pricing Supplement, as the case may be, or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Series (as defined herein) of which such tranche forms part at a level higher than that which might otherwise prevail for a limited period in accordance with applicable laws and regulations. However, there may be no obligation on the stabilizing manager or any agent of his to do this. Such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilization, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilizing, if any, shall be in compliance with all relevant laws and regulations. These transactions may include stabilizing transactions pursuant to which the Dealers, acting directly or through subsidiaries, may bid for or purchase Notes in the open market or otherwise for the purpose of stabilizing the market price of the Notes. The relevant stabilizing manager may also create a short position for its account by selling more Notes in connection with the offering than it is committed to purchase from Northern Rock, and in such case may purchase Notes in the open market following completion of the offering to cover all or a portion of such short position.

Neither Northern Rock nor any of the Dealers makes any representation or prediction as to the direction or magnitude of any effect that the transactions described in the immediately preceding paragraph may have on the price of Notes. In addition, neither Northern Rock nor the Dealers makes any representation that the Dealers will engage in any such transactions or that such transactions, once commenced, will not be discontinued without notice.

Northern Rock has agreed to indemnify the Dealers against certain liabilities (including liabilities under the Securities Act) or to contribute to payments the Dealers may be required to make in respect thereof. Northern Rock has also agreed to reimburse the Dealers for certain other expenses.

In the ordinary course of business, the Dealers and their affiliates may have engaged in and may in the future engage in investment and/or commercial banking transactions with Northern Rock for which they have received and may in the future receive customary fees and commissions.

SETTLEMENT

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, payment of the purchase price of the Notes will be required to be made in immediately available funds in the applicable Specified Currency in New York City three Business Days after the trade date.

WHERE YOU CAN FIND MORE INFORMATION

The Group's consolidated financial statements, consisting of the consolidated balance sheets of Northern Rock plc and its subsidiaries as of December 31, 2006 and 2005, the related consolidated income statements, consolidated statements of recognized income and expense and consolidated cash flow statements for each of the two years in the period ended December 31, 2006 and the notes to the accounts are incorporated by reference into this Offering Circular. These consolidated financial statements have been prepared in accordance with IFRS and audited by PricewaterhouseCoopers LLP, the Independent Accountants, whose report is included in the Group's consolidated financial statements for the year ended December 31, 2006. Such financial statements will not be distributed to holders of outstanding Notes, but will be available to such holders upon request. Requests for copies of such financial statements should be directed to the Company Secretary, Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL, United Kingdom (fax +44 191-279-4130).

Northern Rock is a limited liability company incorporated in England and Wales under the U.K. Companies Act 1985. Northern Rock no longer files reports and other information with the Securities and Exchange Commission under the Exchange Act. In order to preserve the exemption for resales and other transfers under Rule 144A, Northern Rock has agreed to furnish the information required to be delivered pursuant to Rule 144A(d)(4) if a noteholder or prospective purchaser specified by a registered holder requests such information. Northern Rock will continue to provide such reports for so long as it is neither subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act nor exempt from such reporting requirements pursuant to Rule 12g3-2(b).

INDEPENDENT ACCOUNTANTS

The consolidated financial statements of Northern Rock as of December 31, 2006 and 2005 and for each of the years then ended, included in this Offering Circular have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their reports appearing herein.

LEGAL OPINIONS

The validity of the Notes will be passed upon for Northern Rock by Sidley Austin (U.K.) LLP, London, England and for the Dealers by Allen & Overy LLP, London, England.

GENERAL INFORMATION

Listing

Application has been made to list the Notes issued under the Program on the Official List of Luxembourg Stock Exchange and to trading on the Euro MTF. The Luxembourg Stock Exchange has allocated the number 13022 to the Program for listing purposes.

Authorization

The Program has been established and Notes have been and will be issued thereunder pursuant to authority granted by the Board of Directors of Northern Rock, or a duly authorized committee thereof, on April 27, 1999, May 25, 1999, February 27, 2001 and approvals of directors pursuant to delegated authority, dated June 8, 2001, November 14, 2002, June 18, 2004 and July 5, 2006 as each such authority may be supplemented from time to time.

Significant Change

Except as disclosed herein, as of the date of this Offering Circular there has been no significant change in the financial or trading position or results of operations of Northern Rock on a consolidated basis. Except as disclosed herein, as of the date of this Offering Circular there has been no material adverse change in the financial position or prospects of Northern Rock on a consolidated basis since the Group's last audited consolidated financial statements.

Litigation

The Group is not, nor has it been involved in any legal or arbitration proceedings, nor, to the Group's knowledge, are any legal or arbitration proceedings pending or threatened involving the Group, which may have or have had during the 12 months prior to the date of this Offering Circular a significant effect on the financial position of the Group on a consolidated basis.

Financial Statements

The Group's consolidated financial statements, consisting of the consolidated balance sheets of Northern Rock plc and its subsidiaries as of December 31, 2006 and 2005, the related consolidated income statements, the statement of recognized income and expense, and consolidated cash flow statements for each of the two years in the period ended December 31, 2006 and the notes to the accounts. These consolidated financial statements have been prepared in accordance with IFRS and audited by PricewaterhouseCoopers LLP, the Independent Accountants.

Clearing Systems

The Notes have been accepted for clearance through the DTC, Euroclear and Clearstream, Luxembourg systems. The appropriate DTC number, Common Code and ISIN for each tranche allocated by DTC, Euroclear and Clearstream, Luxembourg, as applicable, and details of any other agreed clearing system will be contained in the relevant Final Terms or Pricing Supplement, as the case may be. Transactions will normally be effected for settlement not earlier than three days after the date of the transaction.

Documents Available for Collection and Inspection

From the date hereof and throughout the lifetime of the Program, this Offering Circular, copies of Northern Rock's Memorandum and Articles of Association, its audited consolidated financial statements for the fiscal year ended December 31, 2006, any subsequent unaudited semi-annual interim financial statements and any future offering circulars and supplements (including the Final Terms or Pricing Supplement, as the case may be, with respect to listed Notes) to this Offering Circular will be available for collection without charge from, and copies of the Senior Indenture and the Subordinated Indenture (incorporating the forms of the Restricted Global Notes, International Global Notes and Certificated Notes), the Luxembourg Paying and Transfer Agency Agreement, the Deposit and Custody Agreement and the Program Agreement will be available for inspection during normal office hours at, the office of the Luxembourg Paying Agent in Luxembourg, the principal

office of the Trustee in New York, New York and the registered office of Northern Rock. Copies of Northern Rock's current Annual Report and all subsequent annual reports will also be available for collection without charge as above, however such Annual Report and annual reports are not incorporated by reference into this Offering Circular and the content thereof should not be relied upon by any investor in respect of the Notes.

DEFINED TERMS

ANNEX A — DESCRIPTIONS OF CERTAIN DIFFERENCES BETWEEN IFRS AND U.S. GAAP

Descriptions of Certain Differences between IFRS and U.S. Generally Accepted Accounting Principles

The statutory consolidated financial statements of Northern Rock as of and for the year ended December 31, 2006 are prepared in accordance with International Financial Reporting Standards as adopted by the European Union ("**IFRS**"). The Group's statutory consolidated financial statements also comply with the relevant provisions of Part VII of the Companies Act 1985, as amended by the Companies Act 1985 (International Accounting Standards and Other Accounting Amendments) Regulations 2004. Such principles may vary from U.S. GAAP. Set out below are descriptions of certain accounting differences between IFRS and U.S. GAAP that could have a significant effect on profit attributable to shareholders for the year ended December 31, 2006 and shareholders' equity as of December 31, 2006 as shown under IFRS in the consolidated financial statements as of and for the year ended December 31, 2006. This annex does not provide a comprehensive analysis of such differences. The Company has not quantified the effect of differences between IFRS and U.S. GAAP, nor prepared consolidated financial statements under U.S. GAAP, nor undertaken a reconciliation of IFRS and U.S. GAAP financial statements. Had the Company undertaken any such quantification or preparation or reconciliation, other potentially significant accounting and disclosure differences may have come to its attention which are not identified below. Accordingly, the Company does not provide any assurance that the differences identified below represent all the principal differences between IFRS and U.S. GAAP relating to the Company. Furthermore, no attempt has been made to identify future differences between IFRS and U.S. GAAP. Finally, no attempt has been made to identify all differences between IFRS and U.S. GAAP that may affect the financial statements as a result of transactions or events that may occur in the future.

Using the exemptions within IFRS 1 "First-time adoption of International Financial Standards", IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" only became effective from January 1, 2005. Where the implementation of these standards resulted in a change in accounting policy from January 1, 2005, the 2004 comparatives presented in the statutory consolidated financial statements do not reflect the provisions of these standards but instead reflect the application of the Company's relevant previous U.K. GAAP accounting policies. The descriptions of certain differences between IFRS and U.S. GAAP that follow consider only IFRS as applied to the financial information for 2006 and 2005.

In making an investment decision, investors must rely upon their own examinations of us, the terms of the Offering and the Group's financial statements. Potential investors should consult their own professional advisers for an understanding of the differences between IFRS and U.S. GAAP and how those differences might have affected the financial information contained in this Prospectus. The summary does not purport to be complete and is subject and qualified in its entirety by reference to the pronouncements of the IASB and the U.K. accounting profession, together with the pronouncements of the U.S. accounting profession.

IFRS

Loan origination fees and costs

Loan origination fees form part of the effective interest rate on the loan and are released to interest income over the life of the loan. IAS 39 does not allow internal direct incremental costs to be treated as part of the effective interest rate on loans, and so these are taken as an expense as incurred. Redemption fees are included in the effective interest rate calculation.

U.S. GAAP

Loan origination fees and costs

Under Statement of Financial Accounting Standards ("SFAS") No. 91, "Accounting for Non refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases" ("SFAS No. 91"), to the extent that loan origination fees are not offset by related direct costs, they are deferred and amortized through the profit and loss account as an adjustment to net interest income over the life of the loan. Redemption fees are recorded in income as received.

Pension cost

For defined benefit schemes, an actuarial valuation of the scheme assets and obligations is made at the end of each year. The difference between the fair value of the scheme assets and the present value of the scheme obligations at the balance sheet date is recognized in the balance sheet. Expected pension costs are reflected in the Income Statement, and actuarial gains or losses are recognized in full in the Statement of Recognized Income and Expense.

Pension cost

Under SFAS No. 87, "Employers' Accounting for Pensions", the same basic actuarial method is used as under IFRS, but certain assumptions differ. Certain variations from regular cost are allocated in equal amounts over the average remaining services lives of current employees.

Derivative financial instruments

As at 1 January 2005, all derivatives were recognized at fair value on the balance sheet and where appropriate adjustments were made to the carrying values of hedged items. Where hedges have been appropriately designated and documented under IFRS, hedge accounting has been applied from that date.

Derivative financial instruments

U.S. GAAP principles are similar to those under IFRS, although there are differences in application.

Deferred tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the deferred tax asset is realized or the deferred tax liability is settled.

The deferred tax asset on share compensation schemes is calculated using the intrinsic value at the exercise date.

Deferred tax

Under SFAS No. 109, "Accounting for Income Taxes", provision for deferred tax under the liability method is required in full for all temporary differences.

Deferred tax assets are recognized in full with valuation allowances provided where it is considered more likely than not that some portion of the deferred tax asset will not be realized.

The deferred tax asset on share compensation schemes is calculated using the fair value of options, with reference to the number of options expected to be exercised.

Investments in securities

Non-derivative financial assets with fixed or determinable payments that are not quoted in an active market are classified as loans and receivables, unless specifically classified differently.

Investments in securities

Under U.S. GAAP, debt securities cannot be classified as loans and receivables.

Classification of debt and equity

From 1 January 2005, under IAS 32 certain subordinated instruments which contain no legal obligation to deliver cash or another financial instrument to the holder are regarded as equity. Where these are denominated in foreign currency, the instruments are recorded at the exchange rate applicable at the date of issuance.

Classification of debt and equity

Under U.S. GAAP, these subordinated instruments are regarded as debt and are translated at the exchange rate applicable at the balance sheet date with retranslation differences recognized in the income statement. Issuance costs associated with these instruments are amortized to income over the life of the instrument.

Capitalization of interest

Capitalization of finance costs directly attributable to the construction of tangible assets is neither required nor forbidden under IAS 16 "Property, Plant and

Capitalization of interest

Under SFAS No. 34, "Capitalization of Interest Cost" as amended by SFAS No. 42, "Determining Materiality for Capitalization of Interest Cost",

Equipment". If a policy of capitalization is adopted, it must be consistently applied to all such directly attributable finance costs.

Goodwill

From 1 January 2004, goodwill resulting from acquisitions is capitalized and is not amortized but tested for impairment annually. Such goodwill is written off to the extent that it is judged to be impaired.

interest costs on borrowings and other obligations associated with assets, which are prepared for use over time, are capitalized as part of the historical cost of the assets.

Goodwill

Under SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" goodwill resulting from acquisitions should be capitalized and is not amortized but tested for impairment annually. Such goodwill should be written off to the extent that it is judged to be impaired.

REGISTERED OFFICE OF NORTHERN ROCK
Northern Rock House
Gosforth
Newcastle Upon Tyne NE3 4PL
United Kingdom

DEALERS

CITIGROUP GLOBAL MARKETS INC.
388 Greenwich Street
New York, New York 10013
United States of America

LEHMAN BROTHERS INC.
745 Seventh Avenue
New York, New York 10019
United States of America

MERRILL LYNCH & CO.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
4 World Financial Center, 15th Floor
New York, New York 10080
United States of America

MORGAN STANLEY & CO. INCORPORATED
1585 Broadway
2nd Floor
New York, New York 10036
United States of America

TRUSTEE AND PAYING AGENT

DEUTSCHE BANK TRUST COMPANY AMERICAS
c/o Deutsche Bank National Trust Company
Global Transaction Banking
Trust & Securities Services
25 DeForest Avenue
Mail Stop: SUM01-0105
Summit, New Jersey 07901
United States of America

LUXEMBOURG LISTING AGENT AND PAYING AND TRANSFER AGENT

DEUTSCHE BANK LUXEMBOURG S.A.
2 boulevard Konrad Adenauer
L-1115 Luxembourg
Grand Duchy of Luxembourg

LEGAL ADVISERS

to Northern Rock:
SIDLEY AUSTIN (U.K.) LLP
Woolgate Exchange
25 Basinghall Street
London EC2V 5HA
United Kingdom

to the Dealers:
ALLEN & OVERY LLP
One Bishops Square
London E1 6AO
United Kingdom

INDEPENDENT ACCOUNTANTS

PRICEWATERHOUSECOOPERS LLP
89 Sandyford Road
Newcastle upon Tyne NE99 1PL
United Kingdom

U.S.$20,000,000,000

NORTHERN ROCK PLC

Senior/Subordinated Medium-Term Notes

Due Nine Months or More
from Date of Issue

OFFERING CIRCULAR

Citi
Lehman Brothers
Merrill Lynch & Co.
Morgan Stanley

May 30, 2007

imprima — C96519

PRICING SUPPLEMENT
(To Offering Circular dated May 30, 2007)

U.S.$650,000,000

northern rock

NORTHERN ROCK PLC

(incorporated with limited liability in England and Wales under the Companies Act 1985)

6.594% Perpetual Fixed-to-Floating Rate Subordinated Notes

The 6.594% perpetual fixed-to-floating rate subordinated notes (the "**Notes**") are a series of fixed-to-floating rate perpetual subordinated medium-term notes of Northern Rock plc ("**Northern Rock**"), described in the accompanying Offering Circular dated May 30, 2007 (the "**Offering Circular**"). Interest on the Notes will be payable semi-annually in arrears on each June 28 and December 28 (each, a "**Fixed Rate Interest Payment Date**"), commencing December 28, 2007, at a fixed rate of 6.594% per annum. After June 28, 2017 (the "**Initial Redemption Date**"), interest on the Notes will be payable quarterly in arrears on each March 28, June 28, September 28 and December 28 (each, a "**Floating Rate Interest Payment Date**", and together with each Fixed Rate Interest Payment Date, an "**Interest Payment Date**"), commencing September 28, 2017, at a rate of 1.85% per annum above three-month LIBOR. The Notes are perpetual and are redeemable (i) upon the occurrence of certain tax events or (ii) in whole but not in part at the option of Northern Rock on the Initial Redemption Date and any Floating Rate Interest Payment Date thereafter, at the applicable Redemption Price. The early redemption of the Notes is at any time subject to the prior written consent of the United Kingdom Financial Services Authority (the "**FSA**") having been obtained. For a further description of the Notes, see "The Notes" and "Terms of the Notes" in this Pricing Supplement and "Description of the Notes" in the accompanying Offering Circular.

Application has been made to the Luxembourg Stock Exchange to list the Notes on the Euro MTF. This pricing supplement (the "**Pricing Supplement**") is supplemental to, and should be read in conjunction with, the accompanying Offering Circular. In relation to the Notes, all references in this document and in the accompanying Offering Circular to "the Offering Circular" shall be taken to mean the accompanying Offering Circular, as supplemented and amended by this Pricing Supplement, and accordingly, unless otherwise provided, the Notes are issued subject to the provisions described therein, as supplemented by this Pricing Supplement. Terms defined in the accompanying Offering Circular have the same meaning when used in this Pricing Supplement, unless otherwise defined in this Pricing Supplement.

You should read this Pricing Supplement together with the accompanying Offering Circular, which contains information regarding Northern Rock and other matters, including a description of the terms of the Notes offered hereby. The Notes will initially be represented by Global Notes in bearer form. The Global Notes representing the Notes will be deposited with a custodian which will issue Global Receipts representing such Global Notes. The Dealers expect to deliver Global Receipts representing interests in the Notes through the facilities of The Depository Trust Company on or about June 25, 2007.

The offering price of the Notes is 100% per Note, plus accrued interest, if any, from June 25, 2007.

See "Risk Factors" commencing on page 18 of the accompanying Offering Circular for a discussion of certain risks that you should consider prior to making an investment in the Notes.

The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws, and are being offered only to institutional investors that qualify as Accredited Investors (as defined in rule 501(a) under the Securities Act), to qualified institutional buyers (within the meaning of Rule 144A under the Securities Act) or in other transactions exempt from registration in accordance with Regulation S under the Securities Act and, in each case, in compliance with applicable securities laws.

Each initial and subsequent purchaser of a Note will be deemed, by its acceptance or purchase thereof, to have made certain acknowledgements, representations and agreements intended to restrict the resale or other transfer of such Note, as described in this Pricing Supplement and the accompanying Offering Circular, and, in connection therewith, may be required to provide confirmation of its compliance with such resale or other transfer restrictions in certain cases. See "Notice to Investors" in the accompanying Offering Circular.

Lehman Brothers **Merrill Lynch & Co.**

The date of this Pricing Supplement is June 18, 2007

No Dealer, salesman or other person has been authorized to give any information or make any representation other than those contained in this Pricing Supplement, the accompanying Offering Circular and any amendment or supplement to this Pricing Supplement or the accompanying Offering Circular and, if given or made, such information or representation must not be relied upon as having been so authorized. This Pricing Supplement and the accompanying Offering Circular and any amendment or supplement to this Pricing Supplement and the accompanying Offering Circular do not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Pricing Supplement or the accompanying Offering Circular or any amendment or supplement to this Pricing Supplement or the accompanying Offering Circular nor any sale made under this Pricing Supplement and accompanying Offering Circular shall, under any circumstances, create any implication that there has been no change in the affairs of Northern Rock since the respective dates of this Pricing Supplement and the accompanying Offering Circular or any such amendment or supplement or that the information contained in this Pricing Supplement or the accompanying Offering Circular or in any such amendment or supplement is correct as of any time subsequent to the date of such information.

This Pricing Supplement and the accompanying Offering Circular may only be used in connection with the solicitation of offer and sale of the notes and may not be used for any other purpose.

THE NOTES DESCRIBED IN THIS PRICING SUPPLEMENT AND THE ACCOMPANYING OFFERING CIRCULAR HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR ANY OTHER SECURITIES LAWS. THE HOLDER OF THE NOTES, BY PURCHASING THE NOTES, AGREES FOR THE BENEFIT OF NORTHERN ROCK THAT THE NOTES MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (1) TO THE ISSUER OR LEHMAN BROTHERS INC. AND MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (EACH, A "DEALER") OR BY, THROUGH OR IN A TRANSACTION APPROVED BY A DEALER, (2) SO LONG AS THE NOTES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE U.S. SECURITIES ACT ("RULE 144A"), TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A) IN ACCORDANCE WITH RULE 144A, (3) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH 903 OR 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (4) TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) UNDER THE U.S. SECURITIES ACT ACQUIRING THE NOTES FOR INVESTMENT PURPOSES AND NOT FOR DISTRIBUTION IN VIOLATION OF SUCH ACT, (5) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 UNDER THE U.S. SECURITIES ACT (IF AVAILABLE) OR (6) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, AND IN EACH OF SUCH CASES IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER APPLICABLE JURISDICTION. EACH HOLDER OF THE NOTES, BY PURCHASING THE NOTES, REPRESENTS AND AGREES FOR THE BENEFIT OF THE ISSUER THAT IT WILL NOTIFY ANY PURCHASER OF THE NOTES FROM IT OF THE RESALE RESTRICTIONS REFERRED TO ABOVE.

FOR NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

THE NOTES

Northern Rock will issue the Notes offered hereunder in the aggregate principal amount of $650,000,000 pursuant to an Amended and Restated Subordinated Indenture, dated May 30, 2007, between Northern Rock and the Subordinated Trustee (the "Subordinated Indenture"). The Subordinated Indenture sets forth the terms on which Northern Rock will make payments on the Notes. All of the Notes offered hereunder have the same terms and form part of the same series of securities under the Subordinated Indenture.

The Notes will initially be represented by Global Notes in bearer form. The Global Notes representing the Notes will be deposited with a custodian which will issue Global Receipts representing such Global Notes. The Global Receipts will be deposited with or on behalf of The Depository Trust Company in New York City and registered in the name of Cede & Co. See "Description of the Notes — Form, Transfer, Exchange and Denomination" in the accompanying Offering Circular.

Subject to prior consent by the FSA, the Notes will be redeemable in whole but not in part at the option of Northern Rock on the Initial Redemption Date and any Floating Rate Interest Payment Date thereafter, at the applicable Redemption Price. The Notes will also be redeemable, in whole but not in part, at the option of Northern Rock in the event that Additional Amounts are required to be paid upon the occurrence of certain tax events. Any proposed redemption of the Notes is subject to the prior written consent of the FSA. The Notes are not repayable at the option of a Holder. The Notes are "Perpetual Subordinated Notes" as described in the accompanying Offering Circular.

For a further description of the Notes and the Subordinated Indenture, see "Terms of the Notes" in this Pricing Supplement and "Description of the Notes" in the accompanying Offering Circular.

PLAN OF DISTRIBUTION

Pursuant to an Amended and Restated Program Agreement, dated May 30, 2007 (the "**Program Agreement**"), and a terms agreement, dated June 18, 2007 (the "**Terms Agreement**"), Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (together, the "**Dealers**"), have agreed with Northern Rock to subscribe and pay for the respective principal amounts of the Notes set forth after their names below. The Program Agreement and the Terms Agreement provide that the obligations of the Dealers are subject to certain conditions precedent and that the Dealers will be obligated to purchase all of the Notes if any are purchased.

Dealers	**Principal Amount**
Lehman Brothers Inc.	$325,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$325,000,000
Total	$650,000,000

The net proceeds of the offering are expected to be $645,500,000, after deduction of the Dealers' fees and other estimated expenses.

The Notes are offered by the several Dealers when, as and if issued by Northern Rock, delivered to and accepted by the Dealers and subject to their right to reject orders in whole or in part. The Dealers propose to offer the Notes initially at the offering price indicated on the cover of this Pricing Supplement. After the initial offering of the Notes, the Dealers may change the offering price.

Delivery of the Notes will be made against payment on or about the fifth business day following the date of this Pricing Supplement. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+3 basis, investors who wish to trade the Notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement of that trade. See also "Plan of Distribution" in the accompanying Offering Circular.

LEGAL MATTERS

The validity of the Notes offered hereby will be passed upon on behalf of Northern Rock by Sidley Austin (UK) LLP.

TERMS OF THE NOTES

Issue of $650,000,000 6.594% Perpetual Fixed-to-Floating Rate Subordinated Notes

---

Principal Amount: $650,000,000

Initial Interest Rate: 6.594%

Original Issue Date: June 25, 2007

Calculation Agent: Deutsche Bank Trust Company Americas

Accounting Treatment: Debt Accounting

Currency Determination Agent: N/A

Interest Calculation:

(i) For each Interest Period in the period from (and including) June 25, 2007 to (but excluding) June 28, 2017 (the "**Fixed Rate Period**"), the Notes shall bear interest on a fixed rate basis, as specified in "Fixed Rate Note Provisions" below; and

(ii) For each Interest Period in the period from (and including) June 28, 2017 to (but excluding) the date for redemption (the "**Floating Rate Period**"), the Notes shall bear interest on a floating rate interest basis, as specified in "Floating Rate Note Provisions" below.

Fixed Rate Note Provisions:

Interest Rate: 6.594% per annum

Interest Commencement Date: June 25, 2007

Fixed Rate Interest Payment Dates: Each June 28 and December 28 during the Fixed Rate Period, commencing December 28, 2007. The initial Interest Period during the Fixed Rate Period shall be from and including June 25, 2007 to but excluding December 28, 2007.

Floating Rate Note Provisions:

☑	Regular Floating Rate Note	☐	Floating Rate/Fixed Rate Note Fixed Rate Commencement Date: Fixed Interest Rate: _____ %
☐	Inverse Floating Rate Note Fixed Interest Rate: _____ %		
☐	Other Floating Rate Note (see attached)		

Interest Rate Basis or Bases:

☐	CD Rate	☐	CMT Rate
☐	Commercial Paper Rate	☐	Eleventh District Cost of Funds Rate
☐	EURIBOR	☐	Federal Funds Rate
☑	LIBOR	☐	Prime Rate
☐	Treasury Rate	☐	Other (see attached)

If CMT Rate: N/A

Designated CMT Maturity Index:
Designated CMT Reuters Page:

If EURIBOR: N/A

Designated EURIBOR Page:

If LIBOR:

Designated LIBOR Page: Reuters LIBOR01
Designated LIBOR Currency: U.S. dollars

Initial Interest Reset Date: June 28, 2017	Spread (+/-): +1.85%
Interest Reset Dates: Each March 28, June 28, September 28 and December 28 during the Floating Rate Period	Spread Multiplier: N/A
Interest Payment Dates: Each March 28, June 28, September 28 and December 28 during the Floating Rate Period, commencing September 28, 2017	Maximum Interest Rate: N/A
Index Maturity: Three Months	Minimum Interest Rate: N/A

Interest Reset Period:

- ☐ Daily
- ☐ Weekly
- ☐ Monthly
- ☑ Quarterly
- ☐ Semi-Annually resetting in the following months:
- ☐ Annually resetting in the following month:

Day *Count Convention:*

- ☑ Actual/360 for the Floating Rate Period
- ☐ Actual/Actual for the period from
- ☑ 30/360 for the Fixed Rate Period

Redemption:

- ☐ The Notes cannot be redeemed prior to Maturity, if any (other than for tax reasons).
- ☑ The Notes may be redeemed prior to their Stated Maturity.
  Initial Redemption Date: June 28, 2017
  Initial Redemption Percentage: 100%
  Annual Redemption Percentage Reduction: N/A.

Repayment:

- ☑ The Notes cannot be repaid prior to Maturity, if any.

Currency:

Specified Currency:U.S. dollars
Minimum Denominations: $100,000 and integral multiples of $1,000 in excess thereof

Original Issue Discount: ☐ Yes ☑ No

Total Amount of OID:
Yield to Maturity:
Initial Accrual Period:

Form: ☑ Global
☐ Certificated

Dealers:

Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Dealers acting in the capacity as indicated below:

☐ Agent
☑ Principal

If as principal:

☐ The Notes are being offered at varying prices related to prevailing market prices at the time of resale.

☑ The Notes are being offered at a fixed initial offering price of 100% of the principal amount.

If as agent:

The Notes are being offered at a fixed initial offering price of _____% of the principal amount.

Trade date: June 18, 2007

Addendum attached:

☑ Yes
☐ No

Note information:

CUSIP number:
Rule 144A CUSIP: 66567FAA0
Regulation S CUSIP: 66567HAA6

ISIN number:
Rule 144A ISIN: US 66567FAA03
Regulation S ISIN: US 66567HAA68

Other/Additional Provisions/Addendum:

Listing Application:

Northern Rock has applied to admit the Notes on a recognized stock exchange, currently intending to have the Notes admitted to listing on the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF market. Although Northern Rock has applied to list the Notes on the Euro MTF, it is not anticipated that an active trading market will develop for the Notes and no assurance can be given that the Notes will be accepted for listing.

GENERAL INFORMATION

Financial Statements

The Group's consolidated financial statements consist of the consolidated balance sheets of Northern Rock plc and its subsidiaries as of December 31, 2006 and 2005, the related consolidated income statements, the statement of recognized income and expense, and consolidated cash flow statements for each of the two years in the period ended December 31, 2006 and the notes to the accounts. These consolidated financial statements have been prepared in accordance with IFRS and audited by PricewaterhouseCoopers LLP, the Independent Accountants.

Documents Available for Collection and Inspection

The accompanying Offering Circular, copies of Northern Rock's Memorandum and Articles of Association, its audited consolidated financial statements for the fiscal year ended December 31, 2006, any subsequent unaudited semi-annual interim financial statements and any future offering circulars and supplements to the accompanying Offering Circular will be available for collection without charge from, and copies of the Subordinated Indenture (incorporating the forms of the Restricted Global Notes, International Global Notes and Certificated Notes), the Luxembourg Paying and Transfer Agency Agreement, the Deposit and Custody Agreement and the Program Agreement will be available for inspection during normal office hours at, the office of the Luxembourg Paying Agent in Luxembourg, the principal office of the Subordinated Trustee in New York, New York and the registered office of Northern Rock. Copies of Northern Rock's current Annual Report and all subsequent annual reports will also be available for collection without charge as above, however such Annual Report and annual reports are not incorporated by reference into this Pricing Supplement or the accompanying Offering Circular and the content thereof should not be relied upon by any investor in respect of the Notes.

REGISTERED OFFICE OF NORTHERN ROCK
Northern Rock House
Gosforth
Newcastle Upon Tyne NE3 4PL
United Kingdom

DEALERS

LEHMAN BROTHERS INC.
745 Seventh Avenue
New York, New York 10019
United States of America

MERRILL LYNCH & CO.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
4 World Financial Center, 15th Floor
New York, New York 10080
United States of America

SUBORDINATED TRUSTEE AND PAYING AGENT

DEUTSCHE BANK TRUST COMPANY AMERICAS
c/o Deutsche Bank National Trust Company
Global Transaction Banking
Trust & Securities Services
25 DeForest Avenue
Mail Stop: SUM01-0105
Summit, New Jersey 07901
United States of America

LUXEMBOURG LISTING AGENT AND PAYING AND TRANSFER AGENT

DEUTSCHE BANK LUXEMBOURG S.A.
2 boulevard Konrad Adenauer
L-1115 Luxembourg
Grand Duchy of Luxembourg

LEGAL ADVISERS

to Northern Rock:
SIDLEY AUSTIN (U.K.) LLP
Woolgate Exchange
25 Basinghall Street
London EC2V 5HA
United Kingdom

to the Dealers:
ALLEN & OVERY LLP
One Bishops Square
London E1 6AO
United Kingdom

INDEPENDENT ACCOUNTANTS

PRICEWATERHOUSECOOPERS LLP
89 Sandyford Road
Newcastle upon Tyne NE99 1PL
United Kingdom

Final Terms dated June 25, 2007
(To Offering Circular dated May 30, 2007)

Northern Rock PLC

Perpetual Subordinated Medium-Term Note

Issue of $650,000,000 6.594% Perpetual Fixed-to-Floating Rate Subordinated Notes

---

Principal Amount: $650,000,000

Initial Interest Rate: 6.594%

Dealers' Discount or Commission: $4,225,000

Original Issue Date: June 25, 2007

Net Proceeds to Issuer (after dealers' commissions and expenses): $645,500,000

Calculation Agent: Deutsche Bank Trust Company Americas

Accounting Treatment: Debt Accounting

Currency Determination Agent: N/A

Interest Calculation:

(i) For each Interest Period in the period from (and including) June 25, 2007 to (but excluding) June 28, 2017 (the "**Fixed Rate Period**"), the Notes shall bear interest on a fixed rate basis, as specified in "Fixed Rate Note Provisions" below; and

(ii) For each Interest Period in the period from (and including) June 28, 2017 to (but excluding) the date for redemption (the "**Floating Rate Period**"), the Notes shall bear interest on a floating rate interest basis, as specified in "Floating Rate Note Provisions" below.

Fixed Rate Note Provisions:

Interest Rate: 6.594% per annum

Interest Commencement Date: June 25, 2007

Fixed Rate Interest Payment Dates: Each June 28 and December 28 during the Fixed Rate Period, commencing December 28, 2007. The initial Interest Period during the Fixed Rate Period shall be from and including June 25, 2007 to but excluding December 28, 2007.

Floating Rate Note Provisions:

☑ Regular Floating Rate Note

☐ Inverse Floating Rate Note
Fixed Interest Rate: ______ %

☐ Other Floating Rate Note (see attached)

☐ Floating Rate/Fixed Rate Note
Fixed Rate Commencement Date:
Fixed Interest Rate: ______ %

Interest Rate Basis or Bases:

☐ CD Rate

☐ Commercial Paper Rate

☐ CMT Rate

☐ Eleventh District Cost of Funds Rate

☐	EURIBOR	☐	Federal Funds Rate
☑	LIBOR	☐	Prime Rate
☐	Treasury Rate	☐	Other (see attached)

If CMT Rate: N/A

Designated CMT Maturity Index:
Designated CMT Reuters Page:

If EURIBOR: N/A

Designated EURIBOR Page:

If LIBOR:

Designated LIBOR Page: Reuters LIBOR01
Designated LIBOR Currency: U.S. dollars

Initial Interest Reset Date: June 28, 2017	Spread (+/-): +1.85%
Interest Reset Dates: Each March 28, June 28, September 28 and December 28 during the Floating Rate Period	Spread Multiplier: N/A
Interest Payment Dates: Each March 28, June 28, September 28 and December 28 during the Floating Rate Period, commencing September 28, 2017	Maximum Interest Rate: N/A
Index Maturity: Three Months	Minimum Interest Rate: N/A

Interest Reset Period:

☐ Daily
☐ Weekly
☐ Monthly
☑ Quarterly
☐ Semi-Annually resetting in the following months:
☐ Annually resetting in the following month:

Day Count Convention:

☑ Actual/360 for the Floating Rate Period
☐ Actual/Actual for the period from
☑ 30/360 for the Fixed Rate Period

Redemption:

☐ The Notes cannot be redeemed prior to Maturity, if any (other than for tax reasons).
☑ The Notes may be redeemed prior to their Stated Maturity.
Initial Redemption Date: June 28, 2017
Initial Redemption Percentage: 100%
Annual Redemption Percentage Reduction: N/A.

Repayment:

☑ The Notes cannot be repaid prior to Maturity, if any.

Currency:

Specified Currency:U.S. dollars
Minimum Denominations: $100,000 and integral multiples of $1,000 in excess thereof

Original Issue Discount: ☐ Yes ☑ No

Total Amount of OID:
Yield to Maturity:
Initial Accrual Period:

Form: ☑ Global
☐ Certificated

Dealers:

Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Dealers acting in the capacity as indicated below:

☐ Agent
☑ Principal

If as principal:

☐ The Notes are being offered at varying prices related to prevailing market prices at the time of resale.
☑ The Notes are being offered at a fixed initial offering price of 100% of the principal amount.

If as agent:

The Notes are being offered at a fixed initial offering price of _____% of the principal amount.

Trade date: June 18, 2007

Addendum attached:

☑ Yes
☐ No

Note information:

CUSIP number:
Rule 144A CUSIP: 66567FAA0
Regulation S CUSIP: 66567HAA6

ISIN number:
Rule 144A ISIN: US 66567FAA03
Regulation S ISIN: US 66567HAA68

Common Code number:
Rule 144A Common Code: US 66567FAA03
Regulation S Common Code: US 66567HAA68

Registered Owner: Cede & Co.

Principal Amount: $650,000,000

Other/Additional Provisions/Addendum:

Listing Application:

Northern Rock has applied to admit the Notes on a recognized stock exchange, currently intending to have the Notes admitted to listing on the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF market. Although Northern Rock has applied to list the Notes on the Euro MTF, it is not anticipated that an active trading market will develop for the Notes and no assurance can be given that the Notes will be accepted for listing.

This Final Terms comprises the final terms and conditions required to list the issue of Notes described herein pursuant to the U.S.$20,000,000,000 Medium-Term Note Program of Northern Rock.

Responsibility:

Northern Rock accepts responsibility for the information contained in this Final Terms.

Signed on behalf of Northern Rock:

By: ______________________
Duly authorized

END